Form 20-F
period 1998-12-31
SUN INTERNATIONAL HOTELS LTD
filed 1999-06-30
CIK 914444

As filed with the Securities and Exchange Commission on June 30, 1999
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------
                                    FORM 20-F
                     ANNUAL REPORT PURSUANT TO SECTION 13 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 1998
                         Commission file number 0-22794
                           --------------------------

                        SUN INTERNATIONAL HOTELS LIMITED
             (Exact name of Registrant as specified in its charter)

                           Commonwealth of The Bahamas
                 (Jurisdiction of incorporation or organization)

                                Executive Offices
                                  Coral Towers
                          Paradise Island, The Bahamas
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                          Name of each exchange
           Title of each class                             on which registered
           -------------------                           -----------------------
Ordinary Shares, $.001 par value per share               New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares: 33,576,720

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                       Yes |X|                     No |_|

Indicate by check mark which financial statement item the Registrant has elected to follow.

                       Item 17 |_|                 Item 18 |X|

================================================================================

                        SUN INTERNATIONAL HOTELS LIMITED

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                     PART I

                                                                            Page
                                                                            ----
Items 1 & 2   Description of Business and Properties                          3
Item 3        Legal Proceedings                                              22
Item 4        Control of Registrant                                          22
Item 5        Nature of Trading Market                                       23
Item 6        Exchange Controls and Other Limitations Affecting Security
              Holders                                                        24
Item 7        Taxation                                                       24
Item 8        Selected Financial Data                                        26
Item 9        Management's Discussion and Analysis of Financial
              Condition and Results of Operations                            28
Item 9A       Quantitative and Qualitative Disclosures About Market Risk     36
Item 10       Directors and Officers of Registrant                           36
Item 11       Compensation of Directors and Officers                         39
Item 12       Options to Purchase Securities from Registrant or
              Subsidiaries                                                   39
Item 13       Interest of Management in Certain Transactions                 40

                                    PART II*

                                    PART III

Item 15       Defaults Upon Senior Securities                                40
Item 16       Changes in Securities and Changes in Security for Registered
              Securities                                                     40

                                     PART IV

Item 17       Financial Statements                                           40
Item 18       Financial Statements                                           40
Item 19       Financial Statement and Exhibits                               40

*  Omitted pursuant to General Instruction G(b) of Form 20-F

                        SUN INTERNATIONAL HOTELS LIMITED

                                     PART I
--------------------------------------------------------------------------------

ITEMS 1. & 2. DESCRIPTION OF BUSINESS AND PROPERTIES

General

Sun International Hotels Limited ("Sun International" or the "Company") is an international resort and gaming company incorporated in The Bahamas which develops and manages premier resort and casino properties. The Company, through its subsidiaries, currently operates resort hotels and casinos in The Bahamas, Atlantic City, Connecticut and the Indian Ocean. The Company's largest property is the Atlantis Resort and Casino, a 2,327-room resort and casino located on Paradise Island, The Bahamas. In December 1998, the Company completed a major expansion at the Atlantis Resort and Casino. This expansion included a deluxe 1,200-room hotel, a new 100,000 square-foot casino entertainment complex, a new marina as well as a dramatic expansion to the ocean-themed adventure environment of Atlantis. A new convention facility was completed during the second quarter of 1999.

In December 1996, the Company acquired Griffin Gaming & Entertainment, Inc. ("GGE"), which was subsequently re-named Sun International North America, Inc. ("SINA"). SINA is a holding company which, through Resorts International Hotel, Inc., ("RIH") its indirect wholly owned subsidiary, is engaged in the ownership and operation of the Resorts Casino Hotel in Atlantic City (the "Resorts Casino Hotel"), which is situated on approximately seven acres of land and has approximately 660 guest rooms, a 68,000 square foot casino and an 8,000 square foot simulcast pari-mutuel betting and slot machine area, located on the Boardwalk. At June 30, 1999, The Company had substantially completed the renovation (the "Renovation") of the Resorts Casino Hotel which included the renovation of the casino, public spaces and the existing guestrooms. SINA also provides management services to certain affiliated companies and owns a tour operator which wholesales tour packages and provides reservation services. SINA owns approximately 15 acres of land immediately adjacent to the Resorts Casino Hotel, and approximately 11 acres of other developable real estate in the Atlantic City area, most of which is vacant land. The Company is currently reviewing the development potential of the Resorts Casino Hotel and the adjacent real estate.

In 1996, the Mohegan Sun Casino in Uncasville, Connecticut (the "Mohegan Sun Casino") was developed for the Mohegan Tribe of Indians of Connecticut (the "Mohegan Tribe") by Trading Cove Associates ("TCA"), a partnership in which the Company, through its indirect, wholly owned subsidiary, Sun Cove Limited ("Sun Cove"), owns a 50% interest. TCA also manages the facility. The Mohegan Sun Casino has a unique Native American theme and includes approximately 150,000 square feet of gaming space and features approximately 3,000 slot machines, 152 table games, 42 poker tables and parking for 7,200 cars.

In total, the Company currently operates nine hotels containing approximately 4,500 rooms and three casinos with an aggregate of over 280,000 square feet of gaming space containing more than 6,300 slot machines and 300 table games.

Sun International was established in 1993 in order to acquire the Paradise Island Resort and Casino and related operations from Resorts International, Inc. In May 1995, the Company acquired from Sun International Investments Limited ("SIIL") equity interests in Sun Resorts Limited ("Sun Indian Ocean") and Societe de Participation et d'Investissement dans les Casinos ("Sun France") and SIIL's project development and management businesses. SIIL controls approximately 48% of the Company's $.001 par value capital stock (the "Ordinary Shares"). The Company sold its interest in Sun France in early 1997. The Company is SIIL's sole investment vehicle for the development of entertainment, resort and gaming operations outside southern Africa. SIIL is a private holding company in which each of Caledonia

                        SUN INTERNATIONAL HOTELS LIMITED

Investments Plc ("Caledonia"), Kersaf Investments Limited ("Kersaf") and a trust for the benefit of the family of Mr. Solomon Kerzner, Chairman and Chief Executive Officer of the Company, controls approximately a one-third interest.

The Properties

The Bahamas

Sun International, through its wholly owned Bahamian subsidiary, Sun International Bahamas Limited ("Sun Bahamas"), owns approximately 600 acres or almost 70% of Paradise Island. Approximately 220 acres are available for future development. Sun International also owns 561 acres of undeveloped land on Andros Island. Paradise Island has extensive existing infrastructure and is easily accessible from the densely populated eastern United States. There are regularly scheduled airline flights from South Florida, New York City and various other major US cities to either Paradise Island or neighboring Nassau. Flights from South Florida and New York City having flight times of approximately 50 minutes and two and one-half hours, respectively.

Following the acquisition of its Paradise Island operations in May 1994, the Company embarked upon a development program, pursuant to which the Company reconstructed and refurbished its existing Paradise Island facilities and created the ocean-themed environment of "Atlantis". Included in the development program was the refurbishment of all existing 1,147 guest rooms, the construction of new specialty food and beverage facilities, an upgrading of the then 30,000-square foot Atlantis Casino and the creation of a 14-acre saltwater marine life habitat. The marine life habitat features the world's largest open air aquarium, showcasing over 100 species of marine life, waterfalls, lagoons, adventure walks and a clear tunnel submerged in a predator lagoon through which visitors can walk and be surrounded by sharks, sea turtles, stingrays and other marine life.

The Company successfully completed a major expansion to the Atlantis complex in December 1998. The expansion included the 1,200-room Royal Tower, bringing the total number of guest rooms at Atlantis to 2,327. The expansion also included a 100,000 square foot casino and entertainment center and expansive marine habitats, adventure rides, swimming pools and other entertainment attractions. The new Atlantis Casino, the largest in the Caribbean, with approximately 1,000 slot machines and 78 table games, is the center of the new entertainment complex, which spans a seven-acre lagoon and connects the Royal Tower to the Coral Tower. The final project cost for the expansion totaled approximately $500 million, excluding $40 million of capitalized interest.

During the fourth quarter of 1998, the Company achieved the substantial completion of several additional development projects including the Marina at Atlantis, a 30,000 square foot retail link connecting the Coral Tower to the new entertainment center, the new porte cochere for the Coral Tower, an 1,800 car parking garage, a new laundry facility and an arts and crafts market for 100 Bahamian tenants. During the second quarter of 1999, the Company completed the conversion of the previously existing casino space into a convention center. In addition the Company began construction of a sports center which will include a signature 18-hole putting course and a tennis center. These projects, excluding the convention center which is part of the expansion, will cost approximately $100 million.

As well as Atlantis, the Company's Paradise Island operations include the Ocean Club, a luxury resort hotel with 59 guest rooms. Sun Bahamas also owns and operates shops, restaurants, bars and lounges, tennis courts, the Paradise Island Golf Course and other resort facilities on Paradise Island, as well as roads and other land improvements on Paradise Island, the Paradise Island Airport and a water and sewage system

                        SUN INTERNATIONAL HOTELS LIMITED

which serves, at stated charges, substantially all facilities on Paradise Island, including non-affiliated customers. In connection with the Company's expansion at Paradise Island, the Bahamian Government constructed a new bridge connecting New Providence/Nassau and Paradise Island, and the Paradise Island Tourist and Development Authority, a non-profit entity formed to promote Paradise Island, implemented a $20 million road and infrastructure improvement program.

In an attempt to further diversify the product mix available at Atlantis, the Company has formed a joint venture with Vistana, Inc. to develop a timeshare project. The Company and Vistana each have a 50% interest in the joint venture. The Company's current plans are to develop 375 timeshare units with Vistana with a first phase consisting of 198 units. As part of its joint venture agreement, the Company will contribute land and Vistana will contribute cash based on the number of timeshare units to be developed.

In October 1998, the Company demolished the 562-room Pirate's Cove Hotel. Since September 1997 the Pirate's Cove Hotel had been used to house expatriate professional and construction staff engaged in construction projects on Paradise Island. The purpose of the demolition of the Pirate's Cove Hotel was to facilitate further expansion of the Atlantis Resort in the medium term.

In addition, the 100-room beach front resort hotel, Paradise Paradise, was closed to the public in September 1998 and has been used since then to house expatriate professionals and construction staff.

Sun Bahamas owns approximately 220 acres of undeveloped land on Paradise Island with extensive beach and golf course frontage. The Company continues to explore additional development opportunities on Paradise Island. Management's growth plan includes the potential development of additional resort properties on Paradise Island, each appealing to a distinct target market. In addition, management believes that similar expansion opportunities exist in the luxury end of the market with a further build-out of the Ocean Club. Other potential development projects may include residential villas, timeshare developments, marinas and golf course communities.

Sun International Resorts, Inc., a Florida corporation and an indirect wholly-owned subsidiary of the Company, together with its subsidiaries based in Florida, provides general and administrative support services, marketing services, travel reservations and wholesale tour services for the Company's Paradise Island operations.

Atlantic City

The Resorts Casino Hotel in Atlantic City, New Jersey commenced operations in May 1978 and was the first casino/hotel opened in Atlantic City. This was accomplished by the conversion of the former Haddon Hall Hotel, a classic hotel structure originally built in the early 1900's, into a casino/hotel. It is situated on approximately seven acres of land with approximately 310 feet of Boardwalk frontage overlooking the Atlantic Ocean. The Resorts Casino Hotel consists of two hotel towers, the 15-story East Tower and the nine story North Tower, a 700 car parking garage and approximately three acres of surface lot parking. In addition to the casino facilities described below, the casino/hotel complex includes approximately 660 guest rooms, the 1,400-seat Superstar Theater, seven restaurants, a VIP slot and table player lounge, an indoor swimming pool and health club and retail stores. The complex also has approximately 50,000 square feet of convention facilities, including eight large meeting rooms and a 16,000 square foot ballroom.

The Resorts Casino Hotel has a 68,000 square foot casino and a simulcast pari-mutuel betting and slot machine area of approximately 8,000 square feet. These gaming areas contain approximately 42 blackjack tables, eight roulette tables, seven craps tables, and 19 other speciality games that include Caribbean Stud,

                        SUN INTERNATIONAL HOTELS LIMITED

Baccarat, Let It Ride, Three-card Poker, Pai Gow Poker, Big Six, and Pai Gow. There are also 2,190 slot machines, five betting windows and four customer-operated terminals for simulcast pari-mutuel betting.

The Company has substantially completed the Renovation which included the renovation of public spaces as well as the existing guest rooms. A grand opening celebration is scheduled in early July with extensive advertising planned to promote the renovated facility.

In addition to the Resorts Casino Hotel, which is located on approximately seven acres, SINA owns approximately 15 acres of additional developable land immediately adjacent to Resorts Casino Hotel. Approximately 4.4 acres of this land is currently utilized by Resorts Casino Hotel for parking. SINA, through a wholly owned subsidiary, also owns the approximate 5.5 acre site of the former Steeplechase Pier directly across the Boardwalk from Resorts Casino Hotel. A portion of this site is available for future development. In total, the Company's Resorts Casino Hotel and adjacent development parcels approximate 27 acres.

The Company is currently reviewing the development potential of the Resorts Casino Hotel and the adjacent real estate.

SINA also owns a 2.5 acre site in Atlantic City which is utilized as a warehouse for Resorts Casino Hotel and various other non-operating sites approximating 15 acres. SINA also owns in fee simple an approximately 552 acre parcel located in Atlantic City on Blackhorse Pike, of which approximately 545 acres are considered to be woodlands and wetlands, which may not be developed.

Until January 29, 1998, SINA owned approximately 10 acres of land (the "Showboat Land") upon which the Showboat Casino Hotel (the "Showboat") is situated. This land was leased to the owner of the Showboat pursuant to a lease (the "Showboat Lease"). On January 29, 1998, the Company sold the Showboat Land and the Showboat Lease for $110 million. The majority of the proceeds was used to redeem the Company's non-recourse debt.

Connecticut

Sun International, through its indirect, wholly owned subsidiary, Sun Cove, has a 50% interest in, and is a managing partner of, TCA, a Connecticut general partnership, which developed and manages the Mohegan Sun Casino, a casino and entertainment complex in Uncasville, Connecticut, for the Mohegan Tribe. TCA manages the Mohegan Sun Casino pursuant to a seven-year management agreement that commenced in October 1996 (the "TCA Management Agreement") with the Mohegan Tribal Gaming Authority (the "Mohegan Tribal Gaming Authority" or the "MTGA"). Pursuant to the TCA Management Agreement, TCA earns between 30% - 40% of the earnings of the Mohegan Sun Casino, after depreciation and interest. Construction of the Mohegan Sun Casino began in early October 1995, and the facility commenced operations in October 1996.

The Mohegan Sun Casino has a Native American theme, which is conveyed through architectural features and the use of natural design elements such as timber, stone and water. Guests enter the Mohegan Sun Casino through one of four major entrances, each of which is distinguished by a separate seasonal theme - winter, spring, summer and fall - emphasizing the importance of the seasonal changes to tribal life. The Mohegan Sun Casino includes approximately 150,000 square feet of gaming space and features approximately 3,000 slot machines, 152 table games, 42 poker tables and parking for 7,200 cars. The site for the Mohegan Sun Casino is located approximately one mile from the interchange of Interstate 395 and Connecticut Route 2A (which has been widened to a four-lane expressway). As part of its integrated

                        SUN INTERNATIONAL HOTELS LIMITED

development plan, the MTGA constructed a four-lane access road (with its own exit) from Route 2A, which gives patrons of the Mohegan Sun Casino direct access to Interstate 395, which, in turn, gives direct access to Interstate 95, the main highway connecting Boston, Providence and New York. This road system allows customers to drive directly into the property from the interstate highway system without encountering any traffic lights.

The Company believes that the demographics of the area surrounding the Mohegan Sun Casino are favorable, with 2.4 million adults residing within 50 miles, 10.2 million adults residing within 100 miles and 21.8 million adults residing within 150 miles of the Mohegan Sun Casino in 1995, according to market research reports. The Mohegan Sun Casino is located approximately 10 miles west of Foxwoods Resort and Casino ("Foxwoods"), which the Company believes to be one of the most profitable casinos in the world.

The Company currently owns $20 million of subordinated notes (the "Subordinated Notes") issued by MTGA. The Subordinated Notes earn interest at 15% per annum. Interest payable on the Subordinated Notes can be satisfied by the issuance of additional Subordinated Notes. Interest payments due to the Company through May 31, 1999 of approximately $14 million on the Subordinated Notes have been satisfied in this manner.

The Company also owns $45 million of additional subordinated notes (the "Additional Subordinated Notes" and together with the Subordinated Notes, the "MTGA Sub Notes") from MTGA which accrue interest at prime rate plus 1% and can be satisfied by the further issuance of Additional Subordinated Notes. Interest payments due to the Company through May 31, 1999 of approximately $12 million on the Additional Subordinated Notes have been satisfied in this manner.

Pursuant to an agreement with the Mohegan Tribe, effective January 1, 2000, the MTGA Sub Notes shall be repaid. An amount of U.S. Treasury securities sufficient to satisfy this obligation has been deposited with a defeasance agent.

On February 9, 1998, the Company announced that the Mohegan Tribe appointed TCA to develop its proposed expansion of the Mohegan Sun Casino, which is currently expected to cost approximately $800 million. In addition, TCA and the Mohegan Tribe agreed that effective January 1, 2000, TCA will turn over management of the Mohegan Sun Resort Complex (which comprises the existing operations and the proposed expansion) to the Mohegan Tribe. In exchange for relinquishing its rights under its existing agreements, beginning January 1, 2000, TCA will receive annual payments of five percent of the gross revenues of the Mohegan Sun Resort Complex for a 15-year period. Until January 1, 2000, there will no change in TCA's existing agreements with the Mohegan Tribe.

Sun Cove, an indirect, wholly owned subsidiary of the Company, is one of two managing partners of TCA. All decisions of the managing partners require the concurrence of Sun Cove and the other managing partner, Waterford Gaming, L.L.C. In the event of deadlock there are mutual buy-out provisions.

Indian Ocean

Sun International owns a 22.8% interest in Sun Indian Ocean, a Mauritian company which is publicly traded on the Mauritius Stock Exchange. Sun Indian Ocean is regarded as one of the premier resort operators in the Indian Ocean and owns five beach resort hotels in Mauritius: the 175-room Le Saint Geran Hotel, Golf Club & Casino ("Le Saint Geran"), the 200-room Le Touessrok Hotel & Ile Aux Cerfs ("Le Touessrok"), the 248-room La Pirogue Hotel & Casino ("La Pirogue"), the 333-room Le CoCo Beach

                        SUN INTERNATIONAL HOTELS LIMITED

("Le CoCo Beach") and the 238-room Sugar Beach Resort Hotel ("Sugar Beach"). Sun Indian Ocean also owns the 187-room Le Galawa Beach Resort ("Le Galawa") in the Comoros. Mauritius and the Comoros are tropical islands located in the Indian Ocean approximately 1,200 miles and 200 miles, respectively, from the east coast of mainland Africa.

Le Saint Geran was closed in April 1999 for room renovations. It is anticipated that the hotel will reopen in December 1999.

The resorts in Mauritius and the Comoros are marketed primarily to luxury and mid-market tourists from Europe and southern Africa. Le Saint Geran and Le Touessrok offer deluxe accommodations and are acknowledged by the European travel trade to be among the finest beach resorts in the world. The Conde Nast Awards for Tourism recently rated Le Touessrok as the number one resort in the world and Le Saint Geran was also included in the top ten. La Pirogue, Le CoCo Beach, Sugar Beach and Le Galawa cater to mid-market and budget travelers. Sun Indian Ocean owns five of the 16 major hotels in Mauritius representing approximately 36% of the room inventory among properties with more than 80 rooms.

Mauritius' tourist industry mainly comprises visitors from Great Britain, Germany, France, Italy and South Africa. Scheduled air service to and from Mauritius is provided through scheduled flights on numerous airlines including Air France, British Airways, Cathay Pacific, Singapore Airlines, Air India, Air Mauritius, Condor and South African Airlines. Sun Indian Ocean is a leading resort operator at the upper end of the market, as there is only one other five-star property on Mauritius. The Company believes that the recent openings of Le CoCo Beach and Sugar Beach have increased its market share on Mauritius, further enhanced its presence in the mid-market and provided certain economies of scale.

Pursuant to the management agreements with Sun Indian Ocean, the Company provides comprehensive management services under individual management agreements with each of Le Saint Geran, Le Touessrok, La Pirogue, Sugar Beach and Le CoCo Beach. The term of each of these management agreements (the "Sun Indian Ocean Management Agreements") continues through December 2003. The Company has the right to extend each Sun Indian Ocean Management Agreement for a five-year period by notice in writing delivered to Sun Indian Ocean by December 2001.

Under each of the Sun Indian Ocean Management Agreements, the Company receives a management fee calculated as a percentage of revenues (2%) and adjusted EBITDA (15%). The Company receives project consulting fees charged at 2.5% of the total project costs for construction and refurbishment at each resort.

The Company also has a management agreement to provide services to Le Galawa in the Comoros. The terms of this agreement are identical to the terms of the Sun Indian Ocean Management Agreements except that the Company is entitled to receive a basic fee of 3.5% of revenues rather than 2%.

Dubai

The Company has entered into an agreement to manage The Royal Mirage Hotel in Dubai. The 258-room hotel is currently being constructed and it is anticipated that it will open in August 1999. The agreement has a term of twenty years from the opening of the hotel. Under the terms of the management agreement, the Company will receive a management fee calculated as a percentage of revenues (1 1/2%) and gross operating profits, as defined (10%). The management fee schedule may be renegotiated after ten years.

                        SUN INTERNATIONAL HOTELS LIMITED

Seasonality and Weather

The Company's business has historically been seasonal, with the largest number of patrons visiting The Bahamas, Mauritius and the Comoros during late December and the first three months of the calendar year. Accordingly, revenues and operating profits for the Company have historically been higher during the first calendar quarter than in successive quarters. In addition, The Bahamas, Mauritius and the Comoros are subject to tropical weather and storms which, if severe, can interrupt the normal operations of the Company and affect tourism. Similarly, inclement weather can adversely affect the operations of the Company's Atlantic City and Connecticut operations as the principal means of transportation to these properties is by automobile or bus. Higher revenues and earnings are typically realized from the Atlantic City and Connecticut operations during the middle third of the year.

Competition

General

The resort and casino industries are characterized by a high degree of competition among a large number of participants and are largely dependent on tourism. The Company competes with resorts both with and without gaming and with gaming facilities generally, including land-based casinos, riverboat, dockside and cruise ship on-board casinos and other forms of gaming, as well as other forms of entertainment. A number of the Company's competitors are larger and have greater financial and other resources than the Company. In addition, a number of jurisdictions have recently legalized gaming and other jurisdictions are considering the legalization of gaming. The Company cannot predict what effect a continued proliferation of gaming and the resulting increase in competition could have on the Company's ability to compete effectively in the future.

The Company believes that the ability to compete effectively in the resort and gaming industries, particularly the destination resort and gaming industries, is based on several factors, including the scope, quality, location and accessibility of resort and gaming facilities and amenities, the effectiveness of marketing efforts, customer service, the relative convenience of available transportation, service and the quality and price of rooms, food and beverages, convention facilities and entertainment.

The Bahamas

The Company's Paradise Island operations compete with cruise ships and other hotels and resorts, particularly those on Paradise Island and New Providence Island in The Bahamas as well as those on Grand Bahama Island and the Caribbean islands. There are approximately 8,000 rooms for overnight guests on Paradise Island and New Providence Island combined, of which approximately 3,300 are located on Paradise Island, including 2,406 in hotels owned and operated by the Company. The Marriott Crystal Palace, a resort and casino with a theater and other amenities located on New Providence Island, across Nassau harbor from Paradise Island, is Atlantis' primary competitor on Paradise Island and New Providence Island.

The Atlantis Casino also competes with the Princess Casino which offers hotel accommodations, restaurants, gaming and other leisure facilities on Grand Bahamas Island, approximately 40 minutes by air from Paradise Island. The Atlantis Casino also competes with gaming casino facilities located in hotels and resorts in Puerto Rico, with cruise ships which effectively provide additional rooms and with resorts and

                        SUN INTERNATIONAL HOTELS LIMITED

casinos located on other Caribbean islands, in Atlantic City, in Las Vegas and elsewhere in the United States.

Atlantic City

Competition in the Atlantic City casino/hotel market is very strong. Casino/hotels compete on a number of different bases, including promotional allowances given to customers, entertainment, advertising, services provided to patrons, caliber of personnel, attractiveness of the hotel and casino areas and related amenities, and parking facilities. The Resorts Casino Hotel competes directly with 11 casino/hotels in Atlantic City which, in the aggregate, contain approximately 1,173,000 square feet of gaming area, including simulcast betting and poker rooms, and over 11,000 hotel rooms. In addition, several gaming companies have announced plans to enter the Atlantic City market.

The Resorts Casino Hotel is located at the eastern end of the Boardwalk adjacent to the Trump Taj Mahal Casino Resort (the "Taj Mahal"), which is next to the Showboat. These three properties have a total of approximately 2,700 hotel rooms and approximately 325,000 square feet of gaming space in close proximity to each other. A 28-foot wide enclosed pedestrian bridge between the Resorts Casino Hotel and the Taj Mahal allows patrons of both hotels and guests for events being held at the Resorts Casino Hotel and the Taj Mahal to move between the facilities without exposure to the weather. A similar enclosed pedestrian bridge connects the Showboat to the Taj Mahal, allowing patrons to walk under cover among all three casino/hotels. The remaining nine Atlantic City casino/hotels are located approximately one-half mile to one and one-half miles to the west on the Boardwalk or in the Marina area of Atlantic City.

In recent years, competition for the gaming patron within a radius of 150 miles of Atlantic City has become extremely intense. For instance, gaming operations run by federally recognized Indian tribes throughout New York and New England, including the Mohegan Sun Casino and Foxwoods, and other gaming operations that federally recognized Indian tribes are currently seeking or plan to seek authorization for, directly compete with Atlantic City for the day-trip patron. Other Indian tribes in the northeastern United States are seeking federal recognition in order to establish gaming operations which would further increase the competition for day-trip patrons. In addition, the State of Delaware has authorized slot machines at the state's horse racetracks which compete directly against the Atlantic City casinos.

Connecticut

Because the Mohegan Sun Casino is marketed primarily to day-trip customers, it competes primarily with Foxwoods and, to a lesser extent, with casinos in Atlantic City, New Jersey, certain of which have greater resources and name recognition than the Company or the Mohegan Sun Casino. Currently, Foxwoods is the only casino in operation within 150 miles of the Mohegan Sun Casino site. Foxwoods is located approximately 10 miles from the Mohegan Sun Casino site and is currently the largest gaming facility in the United States in terms of the number of slot machines, with more than 5,500 slot machines currently in operation. In addition, Foxwoods offers a number of amenities that the Mohegan Sun Casino does not currently offer, including hotels and extensive non-gaming entertainment facilities.

Casino gaming in the northeastern United States may be conducted only by federally recognized Indian tribes operating under the Indian Gaming Regulatory Act of 1988 ("IGRA"). In addition to the Pequot Tribe, which operates Foxwoods, a federally recognized tribe in Rhode Island and a federally recognized tribe in Massachusetts are each seeking to establish gaming operations in their respective states. In April 1999, the St. Regis Mohawk Tribe opened a casino in upstate New York while the Oneida Tribe, which operates a previously existing gaming facility in upstate New York, is seeking to expand its operations. In

                        SUN INTERNATIONAL HOTELS LIMITED

addition, a number of Indian tribes in the northeastern United States are seeking federal recognition in order to establish gaming operations. The Company cannot predict whether any of these tribes will be successful in establishing gaming operations and, if established, whether such gaming operations will have a material adverse effect on the operations of the Mohegan Sun Casino.

In addition, a number of states, including Connecticut, have explored legalizing casino gaming by non-Indians in one or more locations. In November 1995, the Connecticut state legislature rejected a proposal submitted by the Pequot Tribe to develop a casino in Bridgeport, Connecticut. The Pequot proposal had been submitted in response to a request for proposals made by the State of Connecticut. Under the tribal-state compact between the Mohegan Tribe and the State of Connecticut, if Connecticut were to legalize any gaming operations other than pursuant to IGRA (i.e., by an Indian tribe on Indian land) with slot machines or other commercial casino games, the Mohegan Tribe would no longer be required to make payments to the State of Connecticut related to slot machine revenues. The Company is unable to predict whether the Connecticut state legislature will accept any other casino proposal and, if such proposal results in a casino being constructed and opened, whether such casino will have a material adverse effect on the Mohegan Sun Casino.

Other Existing Operations

Sun Indian Ocean's resorts on Mauritius and the Comoros, as vacation destinations, are in competition with other locations offering vacations to tourists from Europe, southern Africa and parts of Asia. In Mauritius, there is also competition from other resorts on the island. In the Comoros, however, there are no competitive resorts at the current time. Sun Indian Ocean has a leading position in the luxury end of the Mauritian hotel market where it owns two of the three luxury hotels offering a total of 375 rooms, while the competing hotel offers only 84 rooms. It faces more competition for the mid-market La Pirogue and Sugar Beach and for the budget Le CoCo Beach. In total, there are approximately 4,000 hotel rooms of international quality available in Mauritius, of which 1,500 are marketed in approximately the same price bracket as La Pirogue, Le CoCo Beach and Sugar Beach.

Certain Matters Affecting the Company's Bahamian Operations

Airline Arrangements

The majority of patrons at the Company's resorts on Paradise Island arrive through Nassau International Airport located on New Providence Island. This large modern facility is served by several carriers offering frequently scheduled jet service from New York, Atlanta, Toronto, Miami and other cities. Ground transportation is facilitated by two bridges linking Paradise Island and New Providence Island.

Additionally, Sun Bahamas, through a subsidiary, owns and operates the Paradise Island Airport, a short takeoff and landing facility, including a 3,000-foot runway, airport terminal and customs building, situated on 63 acres of land located at the southeast corner of Paradise Island. Paradise Island Airlines provides regularly scheduled air service from South Florida to Paradise Island.

Union Contract Arrangements

In The Bahamas, approximately 2,600 employees are represented by The Bahamas Catering and Allied Workers Union (the "Union"). Sun Bahamas participates in The Bahamas Hotel Employers Association (the "Association"), which represents resort operators in the Paradise Island-New Providence Island area. The Association's existing contract with the Union expired in 1998. In June 1998, the Union engaged in

                        SUN INTERNATIONAL HOTELS LIMITED

a three day work action in connection with negotiating a new contract. A new five-year contract effective January 1, 1998 has since been agreed between the Association and the Union.

Casino License

Paradise Enterprises Limited, a subsidiary of Sun Bahamas ("PEL"), is currently licensed to operate the Atlantis Casino under the Bahamian Gaming Act (the "Gaming Act"). In accordance with Bahamian casino licensing requirements, PEL is obligated to have its casino license renewed annually by the Gaming Board. In addition, other than an existing contingent obligation to grant two casino licenses, the Bahamian Government has agreed that it will grant no new casino licenses with respect to gaming operations on Paradise Island or New Providence Island until 2013, provided that Sun Bahamas achieves 75% of its projected minimum employment growth of 2,000 full-time jobs in connection with its expansion and development plans by year ten of the renewal period. The moratorium on granting new casino licenses will remain in place, however, in the event such growth is not achieved because of overall poor market conditions rather than inadequate management by Sun International.

Basic License Fee

Currently, the Gaming Act provides for taxes on casino revenues consisting of an annual basic license fee of $200,000.

Casino Win Tax

In replacement of the higher gaming taxes and fees previously payable to The Hotel Corporation of The Bahamas (the "HCB") the Bahamian Government agreed, beginning January 1, 1998, until December 2018 to set annual casino license fees at $100,000 per thousand square feet of casino space, plus a minimum annual casino win tax of $4.1 million on all gaming win up to $20 million and 10% on all gaming win over $20 million. Additionally, during the 11 years beginning 1998, the Bahamian Government will reduce the annual casino license fees by $5 million and reduce by 50% the win tax to be paid on gaming win over $20 million.

The following table summarizes, for the periods shown, the taxes and fees paid or accrued by Sun Bahamas under the Gaming Act and certain agreements with the Bahamian Government:

                                                Years Ended December 31,
                                         ---------------------------------------
                                             1998          1997          1996
                                         -----------   -----------   -----------
Casino win                               $ 7,327,000   $ 7,400,000   $ 7,000,000
Basic license and operating fees             200,000     6,500,000     6,000,000
                                         -----------   -----------   -----------
    Total                                $ 7,527,000   $13,900,000   $13,000,000
                                         ===========   ===========   ===========

Heads of Agreement

In 1997, the Company amended an agreement reached with the Bahamian Government in 1995 that provided for certain investment incentives to encourage the Company to undertake an expansion program at Atlantis. As noted above, this agreement provides for certain fixed gaming taxes as well as a 10% gaming tax to be paid on gaming win over $20 million. The agreement also provides for a 50% credit against all variable gaming tax paid for a period of 11 years. This tax structure became effective January 1, 1998.

                        SUN INTERNATIONAL HOTELS LIMITED

In order to secure the tax incentives as described, the Company is obligated to construct at least 562 rooms on Paradise Island in place of the Pirate's Cove Beach Resort (a 562-room hotel on Paradise Island) which the Company demolished during the fourth quarter of 1998.

The agreement also provides for a new five-year joint marketing agreement, pursuant to which the Bahamian Government shall match the Company's contribution, up to $4 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media.

Control of Sun International

SIIL has agreed with the Bahamian Government not to reduce its voting interest in Sun International below 45% until June 30, 1999. Thereafter, SIIL has agreed to control a majority of the Sun International Board of Directors for a period of five additional years.

Certain Matters Affecting the Company's Atlantic City Operations

New Convention Center and Casino/Hotel Expansion

In May 1997, the State of New Jersey opened a new convention center. The new convention center has 500,000 square feet of continuous exhibit space, and an additional 109,000 square feet of meeting rooms, making it the largest center from Atlanta to Boston.

The convention center is part of a broader plan that includes expansion of the Atlantic City International Airport, a new 500-room convention hotel, which opened in November 1997 and the transformation of the main entryway into Atlantic City into a new corridor. In 1997, this new corridor, which links the new convention center and hotel with the Boardwalk, was completed. In all, six blocks were transformed into an expansive park with extensive landscaping, night-time lighting, and a large fountain and pool with an 86-foot lighthouse. Officials have commented upon the need for improved commercial air service into Atlantic City as a factor in the success of the convention center. See further discussion under "Transportation Facilities" below.

It is believed that additional hotel rooms are necessary to support the convention center as well as to allow Atlantic City to become a competitive destination resort. In November 1997, the new 500- room convention hotel opened. To further spur construction of new hotel rooms and renovation of substandard hotel rooms into deluxe accommodations, a total of $175 million has been set aside by the Casino Reinvestment Development Authority (the "CRDA"), a public authority, to aid in financing such projects. To date, the CRDA has authorized financing in the amount of $105 million which has resulted in the construction of approximately 2,680 new hotel rooms and has reserved funding in the amount of $70 million to four casinos, including Resorts Casino Hotel, for the construction of up to 3,770 additional hotel rooms. RIH's share of the funding reserved by the CRDA is $27.3 million to construct up to 1,500 rooms. Also, Mirage Resorts, Inc. ("Mirage"), a Las Vegas, Nevada casino/hotel company, has been selected to be the developer of an approximate 180- acre tract in the Marina area of Atlantic City (the "H-Tract"). Mirage has announced plans to build a 2,000-room destination resort. Mirage has also entered into an agreement with Boyd Gaming Corp to build a $750 million, 1,500-room casino/hotel to be called the Borgata. Groundbreaking for the Borgata is expected in the fall of 1999 with an opening in 2002. Circus Circus Enterprises, Inc., an original partner in the development of the H-Tract, has been dropped from the project, leaving room for the possibility of another property to be developed in the area. Also included in the development of the H-Tract is the construction of a tunnel and connector road link between the Atlantic

                        SUN INTERNATIONAL HOTELS LIMITED

City Expressway and the Marina area, for which infrastructure improvements were considered requisite to the expansion plans announced for the Marina area. The groundbreaking for the tunnel construction occurred in November 1998 and is expected to be completed in 2001. Mirage has indicated that its proposed resort will open shortly after the roadway is complete. MGM Grand, Inc. has also announced plans for the construction of a new casino/hotel in the South Inlet section of Atlantic City, the size and scope of which has yet to be formally announced.

Although these developments are viewed as positive and favorable to the future prospects of the Atlantic City gaming industry, management of RIH, at this point, can make no representations as to whether, to what extent or to how these developments may affect RIH's operations.

Union Contract Arrangements

At the Resorts Casino Hotel approximately 1,400 employees of the total 3,400 workforce are covered under collective bargaining agreements with RIH. There are four separate unions representing hotel and restaurant employees, electrical workers, engineers and painters and maintenance workers. The contract relating to hotel and restaurant employees, which includes 1,100 of RIH's unionized waiters, is scheduled to expire in September 1999, while the other contracts run until December 2001.

Regulation, Gaming Taxes and Fees

General

The Company's operations in Atlantic City are subject to regulation under the New Jersey Casino Control Act (the "NJCCA"), which authorizes the establishment of casinos in Atlantic City, provides for licensing, regulation and taxation of casinos and related persons and entities and created the New Jersey Casino Control Commission (the "NJCCC") and the Division of Gaming Enforcement to administer the NJCCA. In general, the provisions of the NJCCA concern: (i) the ability, reputation, character, financial stability and integrity of casino operators, their officers, directors and employees and others financially interested in or in control of a casino; (ii) the nature and suitability of hotel and casino facilities, operating methods and conditions; and (iii) financial and accounting practices. Gaming operations are subject to a number of restrictions relating to the rules of games, types of games permitted, credit play, size of hotel and casino operations, hours of operation, persons who may be employed and licensure of such persons, persons or entities that may do business with casinos, the maintenance of accounting and cash control procedures, security and other aspects of the business.

Casino License

A casino license is initially issued for a term of one year and must be renewed annually by action of the NJCCC for the first two renewal periods succeeding the initial issuance of a casino license. Thereafter the NJCCC may renew a casino license for a period of four years, although the NJCCC may reopen licensing hearings at any time. A license is not transferable and may be conditioned, revoked or suspended at any time upon proper action by the NJCCC. The NJCCA also requires an operations certificate which, in effect, has a term coextensive with that of a casino license. On February 26, 1979, the NJCCC granted a casino license to RIH for the operation of the Resorts Hotel Casino. In January 1996, RIH's license was renewed until January 31, 2000. In order for a casino license to be renewed, the licensee must show by clear and convincing evidence that it meets all of the criteria set out in the NJCCA, including the qualification of holding, intermediary and subsidiary companies of a casino licensee and of the directors, officers and certain employees of such companies.

                        SUN INTERNATIONAL HOTELS LIMITED

Restrictions on Ownership of Securities

The NJCCA imposes certain restrictions upon the ownership of securities issued by a corporation which holds a casino license or is a holding, intermediary or subsidiary company of a corporate licensee (collectively, "holding company"). Among other restrictions, the sale, assignment, transfer, pledge or other disposition of any security issued by a corporation which holds a casino license is conditional and shall be ineffective if disapproved by the NJCCC. If the NJCCC finds that an individual owner or holder of any securities of a corporate licensee or its holding company must be qualified and is not qualified under the NJCCA, the NJCCC has the right to propose any necessary remedial action. In the case of corporate holding companies and affiliates whose securities are publicly traded, the NJCCC may require divestiture of the security held by any disqualified holder who is required to be qualified under the NJCCA.

In the event that entities or persons required to be qualified refuse or fail to qualify and fail to divest themselves of such security interest, the NJCCC has the right to take any necessary action, including the revocation or suspension of the casino license. If any security holder of the licensee or its holding company or affiliate who is required to be qualified is found disqualified, it will be unlawful for the security holder to (i) receive any dividends or interest upon any such securities, (ii) exercise, directly or through any trustee or nominee, any right conferred by such securities or (iii) receive any remuneration in any form from the corporate licensee for services rendered or otherwise. The Company's Articles of Association, as amended, provide that all securities of the Company are held subject to the condition that if the holder thereof is found to be disqualified by the NJCCC pursuant to provisions of the NJCCA, then that holder must dispose of his or her interest in the securities.

Remedies Under the NJCCA

In the event that it is determined that a licensee has violated, or fails to affirmatively prove that it meets all of the criteria of, the NJCCA, or if a security holder of the licensee required to be qualified is found disqualified but does not dispose of his securities in the licensee or holding company, under certain circumstances the licensee could be subject to fines or have its license suspended, conditioned or revoked. The NJCCA provides for the mandatory appointment of a conservator to operate the casino and hotel facility if a license is revoked or not renewed and permits the appointment of a conservator if a license is suspended for a period in excess of 120 days. If a conservator is appointed, the suspended or former licensee is entitled to a "fair rate of return out of net earnings, if any, during the period of the conservatorship, taking into consideration that which amounts to a fair rate of return in the casino or hotel industry." Under certain circumstances, upon the revocation of a license or failure to renew, the conservator, after approval by the NJCCC and consultation with the former licensee, may sell, assign, convey or otherwise dispose of all of the property of the casino/hotel. In such cases, the former licensee is entitled to a summary review of such proposed sale by the NJCCC and creditors of the former licensee and other parties in interest are entitled to prior written notice of sale.

License Fees, Taxes and Investment Obligations

The NJCCA provides for casino license renewal fees, other fees based upon the cost of maintaining control and regulatory activities and various license fees for the various classes of employees. In addition, a casino licensee is subject annually to a tax of 8% of "gross revenue" (defined under the NJCCA as casino win, less provision for uncollectible accounts up to 4% of casino win) and license fees of $500 on each slot machine. Also, the NJCCA has been amended to create an Atlantic City fund (the "AC Fund") for economic development projects other than the construction and renovation of casino/hotels. Beginning in fiscal year 1995/1996 and for the following three fiscal years, if the amount of money expended by the

                        SUN INTERNATIONAL HOTELS LIMITED

NJCCC and the Division of Gaming Enforcement is less than $57,300,000, the prior year's budget for these agencies, the amount of the difference is to be contributed to the AC Fund. Thereafter, beginning with fiscal year 1999/2000 and for the following three fiscal years, an amount equal to the average paid into the AC Fund for the previous four fiscal years shall be contributed to the AC Fund. Each licensee's share of the amount to be contributed to the AC Fund is based upon its percentage of the total industry gross revenue for the relevant fiscal year. After eight years, the casino licensee's requirement to contribute to this fund ceases.

The following table summarizes, for the periods shown, the fees, taxes and contributions assessed upon RIH by the NJCCC.

                                                Years Ended December 31,
                                     -------------------------------------------
                                         1998            1997            1996
                                     -----------     -----------     -----------
Gaming tax                           $18,785,000     $19,581,000     $20,661,000
License and other fees                 3,733,000       3,453,000       3,672,000
Contribution to AC Fund                  496,000         392,000         570,000
                                     -----------     -----------     -----------
    Total                            $23,014,000     $23,426,000     $24,903,000
                                     ===========     ===========     ===========

The NJCCA, as originally adopted, required a licensee to make investments equal to 2% of the licensee's gross revenue (the "investment obligation") for each calendar year, commencing in 1979, in which such gross revenue exceeded its "cumulative investments" (as defined in the NJCCA). A licensee had five years from the end of each calendar year to satisfy this investment obligation or become liable for an "alternative tax" in the same amount. In 1984 the New Jersey legislature amended the NJCCA so that these provisions now apply only to investment obligations for the years 1979 through 1983.

Effective for 1984 and subsequent years, the amended NJCCA requires a licensee to satisfy its investment obligation by purchasing bonds to be issued by the CRDA or by making other investments authorized by the CRDA, in an amount equal to 1.25% of a licensee's gross revenue. If the investment obligation is not satisfied, then the licensee will be subject to an investment alternative tax of 2.5% of gross revenue. Licensees are required to make quarterly deposits with the CRDA against their current year investment obligations. RIH's investment obligations for the years 1998, 1997 and 1996 amounted to $2.9 million, $3.1 million and $3.2 million, respectively, and, with the exception of minor credits received for making donations, have been satisfied by deposits made with the CRDA. At December 31, 1998, RIH held $10.9 million face amount of bonds issued by the CRDA and had $16.0 million on deposit with the CRDA. The CRDA bonds issued through 1998 have interest rates ranging from 3.6% to 7.0% and have repayment terms of between 20 and 50 years.

Certain Matters Affecting the Company's Connecticut Operations

Regulation

The Mohegan Tribe is a federally recognized Native American Indian tribe with approximately 1,100 members, whose federal recognition became effective May 15, 1994. In May 1994, the Mohegan Tribe and the State of Connecticut entered into a gaming compact to authorize and regulate Class III gaming

                        SUN INTERNATIONAL HOTELS LIMITED

operations (slot machines and table games). TCA managed the development and construction and manages the operation and marketing of the Mohegan Sun Casino.

Each of the partners of TCA and certain employees of the Mohegan Sun Casino must be licensed by relevant tribal and state authorities. Each of the partners of TCA has received a gaming license from the Commissioner of Revenue Services of the State of Connecticut. In addition, gaming licenses or management agreements held or subsequently acquired by the Company or its subsidiaries pursuant to applicable law and regulations, including the IGRA and the National Indian Gaming Commission (the "NIGC") regulations, may require review, approval or licensing of any person or entity directly, or indirectly possessing or acquiring 10% or more of the Company's equity securities (a "Substantial Interest"). The NIGC is required to review and approve any such person or entity and make a finding of suitability pursuant to the IGRA and NIGC regulations. If the NIGC were to determine that a person or entity holding a Substantial Interest in a gaming management agreement was unsuitable, prior approval of the management agreement could be revoked, subsequent approvals or renewals could be blocked and certain required gaming licenses could be suspended, rescinded or denied.

Expansion

On February 9, 1998, the Company announced that the Mohegan Tribe appointed TCA to develop its proposed expansion of the Mohegan Sun Casino, which is currently expected to cost approximately $800 million. It is anticipated that the first stage, which would include a new casino, new retail space, an event center and increased parking will be completed by the summer of 2001. A 1500-room hotel is planned to follow.

TCA Management Agreement

The Mohegan Tribe and TCA have entered into the TCA Management Agreement pursuant to which the Mohegan Tribe has engaged TCA to develop, operate, manage and maintain the Mohegan Sun Casino in exchange for an annual fee which is calculated in three tiers based upon net revenues (as defined) as set forth below (in thousands):

                                       I                II               III
                                  ----------------------------------------------
                                                   Annual Fee        Annual Fee
                                                      From              From
                                                     Tier I         Tiers I & II
                                     40% of      Plus 35% of Net    Plus 30% of
                                  Net Revenues      Revenues        Net Revenues
                                      Up To          Between            Above
                                  ------------  ------------------  ------------
Year 1                              $50,546     $ 50,547 -  63,183    $ 63,183
Year 2                               73,115       73,116 -  91,394      91,394
Year 3                               91,798       91,799 - 114,747     114,747
Year 4                               95,693       95,694 - 119,616     119,616
Year 5                              104,107      104,108 - 130,134     130,134
Year 6 (subject to buyout option)   114,335      114,336 - 142,919     142,919
Year 7 (subject to buyout option)   130,944      130,945 - 163,680     163,680

Management Fees

The monthly management fee payments to TCA are calculated against 1/12th of targeted annual net revenue amounts set forth in the TCA Management Agreement and then adjusted to actual net revenue amounts realized annually within 60 days of the close of each fiscal year. The annual adjustment may or may not have a material effect on cash flow. As defined in the TCA Management Agreement, "Net Revenues"

                        SUN INTERNATIONAL HOTELS LIMITED

of the Mohegan Sun Casino means the amount of gross revenues of the facility, less operating expenses and certain specified categories of revenue, such as income from any financing or refinancing, taxes or charges received from patrons on behalf of and remitted to a governmental entity, proceeds from the sale of capital assets, insurance proceeds and interest on the reserve fund. Net revenues include "Net Gaming Revenues", which are equal to the amount of "net win" (the difference between gaming wins and losses) less all gaming related operational expenses. In addition, TCA will be required to establish, and, together with the Mohegan Tribe, make monthly contributions to, a replacement reserve fund (the "Reserve Fund"), which may be used to pay any approved budgeted capital expenditures for the Mohegan Sun Casino. The annual TCA contribution to such fund is $1.2 million.

Term

The term of the TCA Management Agreement is seven years from the date of the opening of the Mohegan Sun Casino. However, TCA and the Mohegan Tribe have agreed that effective January 1, 2000, TCA will turn over management of the Mohegan Sun Resort Complex (which comprises the existing operations and the proposed expansion) to the Mohegan Tribe. In exchange for relinquishing its rights under its existing agreements, beginning January 1, 2000, TCA will receive annual payments of five percent of the gross revenues of the Mohegan Sun Resort Complex for a 15-year period. Until January 1, 2000, there will be no change in TCA's existing agreements with the Mohegan Tribe.

Priority Payments

Pursuant to subcontracts for management services, organization and administrative services and marketing services provided to TCA, the Company receives priority payments from TCA. Each of these priority payments are paid from TCA's management fees prior to the pro rata distribution to TCA's partners of TCA's profits.

Business Board

Pursuant to the TCA Management Agreement, certain decision-making authority and oversight duties are delegated to a committee comprised of an equal number of representatives of the Mohegan Tribe and of TCA (the "Business Board"). Actions by the Business Board require the unanimous approval of its members or their respective designees. The Mohegan Tribe and TCA have agreed that, in the event that the Business Board is unable to reach a mutual decision or compromise, any disputes will be submitted to summary arbitration before a single arbitrator, who will render a decision within 48 hours of submission of the dispute.

Waiver of Sovereign Immunity

Pursuant to the TCA Management Agreement, the Mohegan Tribe has waived sovereign immunity for the purpose of permitting, compelling or enforcing arbitration and has agreed to be sued by TCA in any court of competent jurisdiction for the purpose of compelling arbitration or enforcing any arbitration or judicial award arising out of the TCA Management Agreement, Subordinated Notes or the Additional Subordinated Notes. The parties have agreed that all disputes and claims arising out of the TCA Management Agreement or the Mohegan Tribe's gaming ordinance will be submitted to binding arbitration, which shall be the sole remedy of the parties, and that punitive damages may not be awarded to either party by any arbitrator. The Mohegan Tribe's waiver of sovereign immunity is limited to enforcement of money damages from undistributed or future net revenues of the Mohegan Sun Casino (or, under certain

                        SUN INTERNATIONAL HOTELS LIMITED

conditions, net revenues of other gaming operations of the Mohegan Tribe). Funds earned and paid to the Mohegan Tribe as the Mohegan Tribe's share of net revenues prior to any judgment or award are not subject to the waiver and would not be available for levy pursuant to any judgment or award.

Gaming Disputes Court

The Mohegan Tribe's Constitution (the "Mohegan Constitution") provides for the governance of the Mohegan Tribe by a tribal council, in which the legislative and executive powers of the Mohegan Tribe are vested, and a constitutional review board. On July 20, 1995, the tribal council enacted a tribal ordinance creating the Gaming Disputes Court (the "Court"), which is composed of a trial and an appellate branch. The Mohegan Constitution and the tribal ordinance establishing the Court give the Court exclusive jurisdiction for the Mohegan Tribe over all disputes and controversies related to gaming between any person or entity and the Mohegan Gaming Authority, the Mohegan Tribe or TCA. The Court has been authorized by the Mohegan Constitution to consist of at least four judges, none of whom may be members of the Mohegan Tribe and each of whom must be either a retired federal judge or Connecticut Attorney Trial Referee (who is an attorney appointed by the Connecticut Supreme Court).

Environmental Matters

The Company is subject to federal, state and local laws and regulations that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, past spills, disposals or other releases of hazardous substances (together, "Environmental Laws"). From time to time, the Company's operations have resulted or may result in certain noncompliance with applicable Environmental Laws. However, the Company believes that any such noncompliance would not have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Mohegan Sun Casino site was formerly occupied by UNC, a naval products manufacturer of, among other things, nuclear reactor fuel components. UNC's facility was officially decommissioned on June 8, 1994, when the Nuclear Regulatory Commission (the "NRC") confirmed that all licensable quantities of special nuclear material ("SNM") had been removed from the Mohegan Sun Casino site and that any residual SNM contamination was remediated in accordance with the NRC-approved decommissioning plan.

From 1991 through 1993, UNC commissioned an environmental consultant to perform a series of environmental assessments on the Mohegan Sun Casino site, including extensive soil investigations and groundwater monitoring. The environmental assessments detected among other things, volatile organic chemicals, heavy metals and fuel hydrocarbons in the soil and groundwater. Extensive remediation of contaminated soils and additional investigations were then completed. Although the Mohegan Sun Casino site currently meets applicable remediation requirements, no assurance can be given that the various environmental assessments with respect to the Mohegan Sun Casino site revealed all existing environmental conditions, that any prior owners or tenants of the Mohegan Sun Casino site did not create any material environmental condition not known to the Mohegan Gaming Authority, that future laws, ordinances or regulations will not impose any material environmental liability or that a material environmental condition does not otherwise exist on the Mohegan Sun Casino site. Future remediation may be necessary if excavation and construction exposes contaminated soil which has otherwise been deemed isolated and not subject to cleanup requirements. Such remediation could adversely impact the results of operations of the Mohegan Sun Casino and therefore the results of operations and financial conditions of the Company.

                        SUN INTERNATIONAL HOTELS LIMITED

In addition, the Environmental Protection Agency (the "EPA") has named a predecessor to SINA as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") for the cleanup of contamination resulting from past disposals of hazardous waste at the Bay Drum site in Florida, to which the predecessor, among others, sent waste in the past. CERCLA requires PRPs to pay for cleanup of sites at which there has been a release or threatened release of hazardous substances. Courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple PRPs, the costs of cleanup typically are allocated among the parties according to a volumetric or other standard. Because the Company has only limited information at this time regarding this site and the wastes sent to it by the predecessor, the Company is unable to determine the extent of its potential liability, if any, at this site.

Recent Events

Nevada

On May 17, 1999, the Company entered into an Asset and Land Purchase Agreement (the "DI Purchase Agreement") with Starwood Hotels and Resorts Worldwide ("Starwood") pursuant to which the Company has agreed to acquire the Desert Inn Hotel and Casino in Las Vegas for $275 million. The all cash transaction is subject to the satisfaction of various conditions contained in the DI Purchase Agreement, including receipt by the Company of a gaming license in Nevada. The Company has been advised by counsel that the licensing process in Nevada could take up to 12 to 18 months.

Pursuant to the DI Purchase Agreement, the Company has agreed to acquire all of the assets of Starwood that comprise the Desert Inn, including, a 715-room hotel, casino, spa and country club situated on 25 acres, an 18 hole championship golf course and a further 32 acres of undeveloped land on the Las Vegas Strip located across from the 3,036-room Venetian Resort Hotel and Casino and the 1.2 million square foot Sands Convention Center. The Desert Inn facilities are in excellent condition, having undergone a $200 million expansion and renovation in 1997.

As part of the transaction, the Company and Starwood have entered into a marketing alliance, pursuant to which the Company's properties on Paradise Island and the Desert Inn will be included in Starwood's Preferred Guest Program. The Company and Starwood also agreed to establish a joint venture with the intention of developing 350 timeshare units at the Desert Inn.

On June 1, 1999, the Company paid $15 million into an escrow account as a deposit, which amount plus interest will be credited towards the $275 million purchase price at the closing of the transaction. At the closing, Starwood has agreed that the Desert Inn will be transferred with $5 million of working capital, as defined. In addition, the Company has agreed to pay to Starwood interest on the $275 million purchase price for the period beginning on the date the sale of Starwood's Caesar's operations to Park Place Entertainment is consummated until the date the DI Purchase Agreement is consummated at an annual interest rate equal to the lesser of (i) the interest rate for revolving loans under Starwood's bank credit agreement and (ii) 7.00%. In the event the closing of the DI Purchase Agreement does not occur until after July 17, 2000, interest on the purchase price thereafter shall accrue at 10%.

The Company intends to finance the payment of the amounts due under the DI Purchase Agreement by using its cash flow from operations, the cash from the repayment of the MTGA Sub Notes, drawing on its existing bank lines and accessing the capital markets. In this regard, the Company anticipates increasing the size of its existing revolving credit facility (the "Bank Facility").

                        SUN INTERNATIONAL HOTELS LIMITED

The Commonwealth of The Bahamas

The Commonwealth of The Bahamas had a population of approximately 300,000 in 1998. The Bahamas includes approximately 700 islands, 29 of which are inhabited, and extends from east of the Florida coast to just north of Cuba and Haiti. Over 60% of the population lives on New Providence Island, where Nassau, the capital of The Bahamas, is located. The Bahamas first obtained internal self-government in 1964 and became an independent nation within the British Commonwealth in 1973. The first elections under universal adult suffrage were held in November 1962. The present government was first elected in 1992 and re-elected in March 1997, having succeeded a government that was in power for over 20 years. The official language is English.

The currency of The Bahamas has been tied to the U.S. dollar since 1970 with an official exchange rate of U.S. $1.00 = 1.00 Bahamian dollar.

The Ministry of Tourism spends over $35 million annually to promote The Bahamas and in recent years the government has made large investments in the expansion of both Nassau Harbor and Nassau International Airport.

The Republic of Mauritius

The Republic of Mauritius is a small, multi-ethnic, independent country consisting of several islands with a land area of about 720 square miles. The Republic of Mauritius is located in the Indian Ocean and has a population of approximately 1,100,000. The main island, Mauritius, lies approximately 1,200 miles off the east coast of mainland Africa. The other islands are Rodrigues Island, the Agalega Islands and the Cargados Carajos Shoals. The climate is subtropical and generally humid. Most residents are bilingual, speaking English and French. Mauritius has been independent since 1968 and a republic since 1991. Presidential elections are held every five years and the next election will be held in 2000.

ITEM 3. LEGAL PROCEEDINGS

David Goldkrantz vs. Merv Griffin, Sun International Hotels Limited, et al.

A complaint was filed in December 1997, in the United States District Court, Southern District of New York (the "Court") on behalf of David Goldkrantz and a purported class of Company shareholders against the Company and various affiliates, certain directors and officers of the Company. The complaint alleges that the Proxy Statement and Prospectus issued by the Company in November 1996, in connection with their merger, was false and misleading with regard to statements made about a license and service agreement entered into between GGE and The Griffin Group. The Company's Motion for Summary Judgment to dispose of the claim was granted by the Court on April 5, 1999. Goldkrantz has filed an appeal with the United States Circuit Court of Appeals, Second Circuit, which appeal is pending.

ITEM 4. CONTROL OF THE REGISTRANT

SIIL, through its voting control of approximately 48% of the outstanding Ordinary Shares, is the principal shareholder of the Company. World Leisure Group Limited ("WLG"), a company controlled by a trust for the benefit of the family of Mr. Solomon Kerzner, Chairman of the Board of Directors and Chief Executive Officer of the Company, indirectly controls through intermediate entities approximately one-third of the outstanding ordinary shares of SIIL. Peter Buckley, a director of the Company and SIIL, is also chairman

                        SUN INTERNATIONAL HOTELS LIMITED

and chief executive officer of Caledonia, an English corporation, which indirectly owns through intermediate entities approximately one-third of the outstanding ordinary shares of SIIL. Derek Hawton, a director of the Company and SIIL, is also chairman and chief executive officer of Kersaf, a South African corporation, which indirectly controls through intermediate entities approximately one-third of the outstanding ordinary shares of SIIL.

SIIL and its shareholders have agreed with the Bahamian Government, among other things, to maintain voting power in the Company of not less than 45% until June 30, 1999 and thereafter to control a majority of the Board of Directors of the Company for an additional five years.

Ownership participation in SIIL is governed by a Subscription and Shareholders' Agreement. Rosegrove Limited ("Rosegrove") owns approximately two-thirds of the outstanding equity of SIIL and World Leisure Investments Limited, a Bermuda corporation ("WLI"), owns the remaining shares. WLI is owned by WLG, which is owned by a trust for the benefit of the Kerzner family. Rosegrove is owned indirectly and equally by Kersaf and Caledonia. Caledonia is a diversified trading and investment company listed on The London Stock Exchange. Kersaf is an industrial conglomerate whose interests span casino resorts, hotels, cinemas and entertainment centers. Kersaf is listed on The Johannesburg Stock Exchange.

The following table sets forth certain information as of March 31, 1999 regarding the ownership of Ordinary Shares by: (i) any person who is known to the Company to be the owner of more than 10% of any class of the Company's voting securities and (ii) the directors and officers of the Company as a group:

Class of Shares    Beneficial Owner               Amount        Percent of Class
---------------    ----------------             ----------      ----------------
Ordinary Shares    SIIL                         16,112,000               47.8%
Ordinary Shares    Baron Capital Group, Inc.     4,301,000               12.8%
Ordinary Shares    Merril Lynch
                     Asset Management            2,602,000                7.7%
Ordinary Shares    FMR Corp.                     1,767,000                5.2%
Ordinary Shares    Directors and Officers               --        less than 1%
                     as a Group

ITEM 5. NATURE OF TRADING MARKET

As of June 22, 1999, the Company had approximately 894 holders of record of approximately 33,681,012 Ordinary Shares. As of June 22, 1999, there were an estimated 800 US holders of record holding approximately 48% of the Ordinary Shares. The Ordinary Shares do not trade on any foreign exchange. The Ordinary Shares have been listed and traded on the New York Stock Exchange (the "NYSE") since March 1, 1996. The following table sets forth the range of high and low closing sale prices of the Ordinary Shares as reported on the NYSE during the periods shown.

                        SUN INTERNATIONAL HOTELS LIMITED

                                                 High          Low
                                                 ----          ---

1999:  1st quarter                              $43.88       $32.88
       2nd quarter (through June 22, 1999)       47.19        33.00
1998:  1st quarter                               47.38        35.06
       2nd quarter                               50.38        42.00
       3rd quarter                               46.75        34.63
       4th quarter                               45.44        31.00
1997:  1st quarter                               41.50        35.00
       2nd quarter                               38.63        30.00
       3rd quarter                               38.63        30.56
       4th quarter                               40.31        34.00

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

The Central Bank of The Bahamas (the "Central Bank") must approve any payments made to companies, including the Company, which are non-resident companies for exchange control purposes. The Central Bank has granted approved investment status in respect of the Company's holding of the capital stock of Sun Bahamas. The granting of such status will mean that all payments of a current nature, including the repatriation of dividends or other distributions to the Company out of the revenues of the Company's Bahamian subsidiaries and any proceeds received on the sale of such subsidiaries will be routinely approved by the Central Bank following proper application. Any other payments to the Company by its Bahamian subsidiaries will require standard approval by the Central Bank.

There currently are no limitations on the right of nonresident or foreign owners to hold or vote the Ordinary Shares imposed by foreign law or by the Company's Articles of Association.

ITEM 7. TAXATION

Certain United States Federal Income Tax Considerations

The following is a general discussion of certain United States federal income tax consequences to the acquisition, ownership and disposition of Ordinary Shares. For purposes of this discussion, a "United States Holder" means an individual citizen or resident of the United States, a corporation organized under the laws of the United States or of any state of political subdivision thereof, any partner in a partnership (only to the extent that the partnership's income is subject to United States federal income tax) or an estate or trust the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

This discussion is not intended to be exhaustive and is based on statutes, regulations, rulings and judicial decisions currently in effect. This discussion does not consider any specific circumstances of any particular United States Holder and applies only to United States Holders that hold Ordinary Shares as a capital asset. Investors are urged to consult their tax advisors regarding the United States federal tax consequences of acquiring, holding and disposing of Ordinary Shares, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

Ownership of Ordinary Shares

Dividends on Ordinary Shares paid to United States Holders will be treated as dividend income for United States federal income tax purposes to the extent of the Company's undistributed current or accumulated earnings and profits as computed for federal income tax purposes. Such dividends will generally not be

                        SUN INTERNATIONAL HOTELS LIMITED

eligible for the dividends received deduction available to certain United States corporations under Section 243 of the Internal Revenue Code of 1986, as amended.

The Company is not a "passive foreign investment company" (a "PFIC"), a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") for United States federal income tax purposes.

The Company is not a CFC or a FPHC mainly due to SIIL's approximate 48% voting interest in the Company. If more than 50% of the voting power or value of the Company's stock were owned (directly, indirectly or by attribution) by United States persons who each owned (directly, indirectly or by attribution) 10% or more of the voting power of the stock of the Company ("10% Shareholders"), the Company would become a CFC and each such 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If more than 50% of the voting power or value of the Company were owned (directly, indirectly or by attribution) by five or fewer individuals who are citizens or residents of the United States and if at least 60% of the Company's income consisted of certain interest, dividend or other enumerated types of income, the Company would be an FPHC. If the Company were an FPHC, each United States Holder (regardless of the amount of stock owned by such United States Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specified types. If SIIL's ownership interest were to decrease, or if United States persons were to acquire a greater ownership interest in SIIL, then it is possible that the Company could become a CFC or FPHC if it otherwise satisfied the tests set forth above.

The Company is not a PFIC because it is anticipated that less than 75% of its annual gross income will consist of certain "passive" income and less than 50% of the average value of its assets in any year will consist of assets that produce, or are held for the production of, such passive income. If such income and asset tests were not met and the Company were to become a PFIC, all United States Holders would be required to include in their taxable income certain undistributed amounts of the Company's income, or in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions"(defined to include any gain on the sale of stock).

Any gain or loss on sale or exchange of Ordinary Shares by a United States Holder will be a capital gain or loss. If the United States Holder has held such Ordinary Shares for more than one year, such gain or loss will be a long-term capital gain or loss.

Any United States person who owns 5% or more in value of the stock of the Company may be required to file IRS form 5471 with respect to the Company and its non-United States subsidiaries to report certain acquisitions or dispositions of stock of the Company. Annual filings of Form 5471 would be required from any United States person owning 5% or more of the stock of the Company or, if the Company were an FPHC or a CFC, from certain United States persons owning 10% or more of the stock of the Company.

Certain Bahamian Tax Considerations

The following is a brief and general summary of certain Bahamian tax matters as they may relate to the Company and the holders of the Ordinary Shares of the Company. The discussion is not exhaustive and is based on Bahamian law currently in effect.

The Bahamas does not impose any income, capital gains or withholding taxes. Therefore, the Company will not be subject to income tax in The Bahamas on an ongoing basis and dividends paid on Ordinary

                        SUN INTERNATIONAL HOTELS LIMITED

Shares to holders thereof will not be subject to a Bahamian withholding tax (the Company, however, is subject to gaming taxes and other governmental fees and charges).

ITEM 8. SELECTED FINANCIAL DATA

The following table sets forth certain historical consolidated financial information of the Company for each of the five years ended December 31, 1998. The historical financial information as of December 31, 1998 and 1997, and for each of the three years ended December 31, 1998, 1997 and 1996 as set forth below, has been derived from the audited consolidated financial statements of the Company, included in this Form 20-F. All financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the audited consolidated financial statements and the related notes thereto, all included in this Form 20-F.

                        SUN INTERNATIONAL HOTELS LIMITED

                                                             For the Year Ended December 31,
                                            --------------------------------------------------------------
                                               1998         1997         1996         1995         1994
                                              (a)(b)         (b)          (c)                       (d)

----------------------------------------------------------------------------------------------------------
                                                      (Dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:

Gross Revenues                              $  591,670   $  600,670   $  252,218   $  223,214   $   79,957
Net Revenues                                   550,878      558,912      240,116      213,940       76,740
Income (loss) from Operations                   52,206       84,624       34,258       22,990      (19,441)
Net Income                                      57,746       83,008       45,722       18,359       16,475
Diluted earnings (loss) per share (e)             1.70         2.44         1.58         0.87        (1.06)

BALANCE SHEET DATA:

Total Assets                                $1,625,733   $1,374,740   $1,122,619   $  370,427   $  316,675
Long-term Debt, net of current maturities      565,752      412,209      262,618      116,153       75,000
Redeemable Common Stock                              0            0            0       63,543       62,020
Shareholders' Equity                           850,621      790,283      702,989      135,611       94,520

(a) The results of operations for the year ended 1998 include only two weeks of operations of the Royal Towers on Paradise Island after its grand opening in mid-December. Income from operations and net income for the year ended 1998 reflect $26 million in pre-opening costs.

(b) The Company acquired GGE on December 16, 1996. Accordingly, the results of operations for the years ended December 31, 1998 and 1997 include results of operations related to the GGE acquired assets including Resorts Casino Hotel in Atlantic City. The results of operations for the last 16 days of 1996 were considered immaterial and were not included in the Company's results of operations for that year. In addition, the results of operations for the year ended December 31, 1997 included a gain of $13.4 million on the sale of the Company's casino interest in France.

(c) The Company opened the Mohegan Sun Casino in Uncasville, Connecticut in October 1996. Accordingly, the results in 1996 reflect the Company's share of revenues from two months of operations at this facility.

(d) The Company acquired its Paradise Island operations on May 3, 1994. Accordingly, the results of operations for the year ended December 31, 1994 only reflect eight months of the Paradise Island operations.

(e) As indicated in Note 2 of Notes to Consolidated Financial Statements, effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share".

                        SUN INTERNATIONAL HOTELS LIMITED

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Consolidated Results

1998 vs. 1997 The Company recorded net income of $57.7 million in 1998 compared to $83.0 million in 1997. Diluted earnings per share decreased to $1.70 in 1998 as compared to $2.44 in 1997. In December 1998, the Company completed an expansion of its resort on Paradise Island which included the Royal Towers, a 1200-room deluxe hotel, a new 100,000 square-foot casino and entertainment center, expanded marine habitats and other entertainment attractions. Net income in 1998 included the write-off of incremental and non-recurring pre-opening expenses of $26.0 million related primarily to the December opening of the Royal Towers. In addition, in 1997, net income reflected an extraordinary loss on the extinguishment of debt of $3.0 million and a non-recurring gain of $13.4 million on the sale of an equity interest in an associated company. On a proforma basis, giving effect to these non-recurring items, the Company earned net income of $83.7 million, or $2.46 per share on a diluted basis, and $72.6 million, or $2.14 per share in 1998 and 1997, respectively. Excluding lease income received pursuant to the Showboat Lease, net revenues were $550.1 million in 1998 as compared to $549.9 million in 1997. Operating expenses excluding the write-off of pre-opening expenses were $472.7 million in 1998 versus $474.3 million in 1997.

1997 vs. 1996 The Company recorded net income of $83.0 million in 1997 compared to $45.7 million in 1996. Diluted earnings per share increased to $2.44 in 1997 as compared to $1.58 in 1996. Net income in 1997 reflected the extraordinary loss of $3.0 million and the non-recurring gain of $13.4 million discussed in the paragraph above. Excluding such items, the Company earned income of $72.6 million in 1997, or $2.14 per share on a diluted basis. Net revenues, excluding receipts from the Showboat Lease, of $549.9 million in 1997 were 129% above the $240.1 million of net revenues recorded in 1996. Excluding receipts from the Showboat Lease, income from operations increased to $75.6 million in 1997 from $34.3 million in 1996. Contributing to this growth was the inclusion of the results of the Resorts Casino Hotel in Atlantic City, which was purchased by the Company at the end of 1996, and the strong performance of the Company's Paradise Island operations in The Bahamas. In addition, the Mohegan Sun Casino in Connecticut, which opened in October 1996, produced a full year's operating results in 1997.

Segment Results

Segment results stated below conform to the Segment Information included in Note 16 of Notes to Consolidated Financial Statements included herein.

Paradise Island

1998 vs. 1997 The Company's Paradise Island operations generated income from operations before pre-opening expenses of $42.1 million in 1998, as compared to the $46.2 million realized in 1997. The Company's largest property on Paradise Island, Atlantis, achieved an average occupancy of 87% for the year compared to 88% in 1997, while the average daily room rate increased by 8% to $187. The casino generated gaming win of $84.6 million, including table game win of $50.0 million, an increase in table game win of 4% over 1997. Slot win of $34.6 million represented a decrease of 7% from the previous year. The growth in table game win resulted from an increase in table game drop (the dollar amount of chips purchased) of $25.2 million (or 8%) which was partially offset by a decrease in the hold percentage (ratio of table game win to dollar amount of chips purchased) from 15.5% to 14.9%. Slot win decreased due to a reduction in handle (dollar amounts wagered) of $11.2 million (or 3%) and a reduction in slot hold

                        SUN INTERNATIONAL HOTELS LIMITED

percentage from 10.3% to 9.8%.

A significant factor in the decrease in operating earnings was the loss of earnings from Pirate's Cove Beach Resort, a 562-room hotel, which beginning in September 1997, was only used to house expatriate professionals and construction staff engaged in construction on Paradise Island and was not open to the public after that date. In 1997, Pirate's Cove Beach Resort contributed $3.1 million to income from operations. In October 1998, the Pirate's Cove Beach Resort was demolished. In addition, general and administrative expenses increased in 1998 by $3.2 million over the previous year (due primarily to the settlement of a new union contract) and operating earnings in 1998 included depreciation of approximately $1.0 million related to the Royal Towers for the last two weeks of the year after its opening. These reductions were partially offset by an increase in room revenues and increased casino department earnings, some of which was attributable to the opening of the Royal Towers in December 1998. The improved contribution from the casino was due primarily to a reduction in the rates of taxes and fees payable to the Government on casino win.

During the year, the property was negatively impacted by the construction of the Royal Towers of which caused some rooms to be taken out of service to house construction workers and discounts to be given on patron room rates due to the disruption caused by the construction activities. In addition, the casino results reflected disruption during the process of its relocation. The entertainment center opened in October 1998 and the Royal Towers opened in December 1998.

1997 vs. 1996 The Company's Paradise Island operations performed well, generating income from operations of $46.2 million in 1997, a 41% increase over 1996, on increased revenues of 11.4%. Atlantis achieved an average occupancy of 88% for the year, compared to 87% in 1996, and the average daily room rate grew by 10% to $173. Food and beverage revenues on Paradise Island increased by 6% to $64.2 million. The casino produced gaming win of $85.5 million, with table game win of $48.1 million, which was a 13% increase over 1996. The growth in table win was primarily the result of an improvement in the average hold percentage from the unusually low 13.6% experienced in 1996 to 15.5% in 1997. Slot win for 1997, at $37.4 million, was 8% greater than that recorded in 1996 due to a 9% increase in slot handle to $365.4 million.

The increased revenues described above were partially offset by an increase in costs of $12.5 million. The increase in costs resulted primarily from higher levels of business at Atlantis and the additional five months of activity at Pirate's Cove Beach Resort which had been acquired by the Company in September 1996. At Atlantis, food and beverage costs increased by $1.0 million and gaming taxes increased by $800,000, as a result of increased levels of activity. In addition, major repair and maintenance projects undertaken at Atlantis increased by $1.0 million over the prior year and depreciation and amortization increased by $2.5 million. At Pirate's Cove Beach Resort, food and beverage costs increased by $2.8 million, utilities by $1.1 million and property maintenance costs by $900,000.

As described above, Pirate's Cove Beach Resort was closed to the public in September 1997. In 1997, Pirate's Cove Beach Resort contributed $3.1 million to income from operations, as compared to an operating loss of $300,000 in 1996.

Atlantic City

1998 vs. 1997 The Company operates in Atlantic City through the Resorts Casino Hotel. In 1998, the property generated net revenues of $260.7 million as compared to $270.6 million in 1997. Net revenues included gaming win of $234.7 million and $244.2 million in 1998 and 1997, respectively. Slot revenues were $170.4 million in 1998 as compared to $170.0 million in 1997. The marginal increase in slot revenues resulted from an improved hold percentage (from 8.7% in 1997 to 9.4% in 1998) which was partially offset by a decline in handle of $124.6 million to $1.822 billion. The improvement in hold percentage was due

                        SUN INTERNATIONAL HOTELS LIMITED

to a change in the mix of business in favor of lower denomination machines, which generally have a higher hold percentage. Beginning in September 1997, management began the process of upgrading its slot product to include more of the popular $.25 machines. Table game win totaled $62.1 million in 1998 compared to $69.0 million in 1997. The decrease was due primarily to a decrease of $43.0 million in table game drop to $415.6 million. The reduced drop resulted primarily from the elimination of less profitable junket business and lower volumes of summer walk-in business. Poker, simulcast and keno revenues were $2.2 million in 1998 as compared to $5.2 million in 1997 as the Company eliminated both poker and keno in March 1998. Operating earnings decreased by $1.7 million as reduced revenues were significantly offset by a cost containment program and cost reductions associated with the discontinued pursuit of certain market segments. The Company is currently in the process of renovating the Resorts Casino Hotel and it is anticipated that the improvement in the physical condition of the building will have a positive impact on future earnings.

1997 As the Company acquired the Atlantic City operations in December 1996, comparisons with the prior year are not appropriate. In 1997, the Resorts Casino Hotel generated net revenues of $270.6 million, including $244.2 million of gaming revenues. Slot revenues were $170.0 million for the year, with slot handle of $1.947 billion and an average hold percentage of 8.7%. Table game revenues for 1997 totaled $69.0 million, with table game drop of $458.6 million and a hold percentage of 15.0%. Poker, simulcast and keno revenues were $5.2 million for the year. Other revenues were $54.9 million, which included income from rooms, food and beverage, entertainment and miscellaneous items. Promotional allowances totaled $28.5 million for the year. Income from operations was $21.6 million, with gaming costs and expenses of $154.6 million and selling, general and administrative costs of $28.6 million.

Connecticut

TCA earns management fees of between 30% to 40% of the Mohegan Sun Casino's earnings after depreciation and interest. The percentage of profits distributed to the partnership starts at 40% and declines to 30% based on predetermined profitability thresholds. Prior to distributing its profits equally to its partners, TCA contributes $1.2 million per annum to the casino's capital reserve account, funds its own operating costs and then makes certain priority payments to its partners or their affiliates.

In February 1998, the Mohegan Tribe announced that it had appointed TCA to develop its proposed approximate $800 million expansion of the Mohegan Sun Casino. In addition, TCA and the Mohegan Tribe agreed that effective January 1, 2000, TCA will turn over management of the Mohegan Sun Resort Complex (which comprises the existing operations and the proposed expansion) to the Mohegan Tribe. In exchange for relinquishing its rights under its existing agreements, beginning January 1, 2000, TCA will receive annual payments of five percent of the gross revenues of the Mohegan Sun Resort Complex for a 15-year period. Until January 1, 2000, there will be no change in TCA's existing agreements with the Mohegan Tribe. Pursuant to an agreement with the Mohegan Tribe, effective January 1, 2000, the MTGA Sub Notes shall be repaid. An amount of U.S. Treasury securities sufficient to satisfy this obligation has been deposited with a defeasance agent.

1998 vs. 1997 During 1998, the Mohegan Sun Casino generated net revenues of $605.6 million as compared to $495.2 million in 1997. Net revenues included gaming win of $576.7 million and $469.4 million in 1998 and 1997, respectively. Slot win in 1998 was $422.1 million as compared to $333.0 million in 1997. This was due primarily to an increase in the slot handle of $1.040 billion to $5.288 billion. The hold percentage increased from 7.8% in 1997 to 8.0% in 1998 and the gross win per slot machine per day increased from $327 in 1997 to $395 in 1998. Table game win totaled $143.3 million in 1998 compared to $128.1 million in 1997. Table game drop increased by $60.3 million to $800.1 million and the hold percentage increased by 0.6 percentage points to 17.9%. The increase in level of play resulted from strong market growth in the region. Operating earnings before bingo (which is not managed by TCA) and management fees increased by $77.7 million to $199.4 million.

                        SUN INTERNATIONAL HOTELS LIMITED

TCA earned management fees of $53.7 million in 1998 as compared to $28.3 million in 1997. The Company earned fees from TCA of $34.6 million and $17.4 million in 1998 and 1997, respectively.

1997 As the Mohegan Sun Casino opened in October 1996, comparisons to the prior year are not appropriate. For the year ended December 31, 1997, the operations of the Mohegan Sun Casino generated net revenues of $495.2 million including $469.4 million of gaming revenues. The average daily gross win per slot machine for 1997 was $327, which resulted in total slot revenues of $333.0 million. Table revenues were $128.1 million for the year and poker revenues for the period were $8.3 million. Income from operations before bingo and management fees for 1997 was $121.8 million.

Total management fees to TCA for the year were $28.3 million. In 1997, the Company earned fees of $17.4 million from TCA.

1996 The Mohegan Sun Casino generated net revenues of $97.0 million from its opening on October 12, 1996 through December 31, 1996, including $90.9 million of gaming revenues. The average daily gross win per slot machine for the period was $317, which resulted in total slot revenues of $64.7 million for the period. Table game revenues were $26.2 million, although the hold percentage of 14.5% was low given the slower rate of play due to the initial level of inexperience among dealers. From its opening through December 31, 1996, the operation generated income from operations before bingo and management fees of $15.2 million. The Company earned fees of $3.6 million from TCA in 1996.

Indian Ocean

The Company has a 22.8% interest in Sun Indian Ocean, which owns five beach resort hotels in Mauritius and one in the Comoro Islands. The Company also has long-term management contracts with these properties, which expire in 2003. The Company has the right to extend these agreements for a further five-year period.

1998 vs. 1997 In 1998, the Indian Ocean resorts generated revenues of $88.8 million as compared to $87.6 million in 1997 and had net income in 1998 of $12.0 million as compared to $7.4 million in 1997. As a result of the effective devaluation of the Mauritian Rupee to the US dollar, the operating margin in 1998 improved over the prior year as revenues were maintained in US dollar terms, although costs in US dollar terms were lower than in 1997. This was partially offset by reduced operating profit in the Comoro Islands. In Mauritius, the average occupancy and average room rate in 1998 were 80% and $133, as compared to 76% and $134 in 1997. The decrease in average room rate reflected a decrease in the dollar value of the Mauritian currency.

In 1998, the Company earned management fees from Sun Indian Ocean of $5.9 million as compared to $5.3 million in 1997. The Company also earned $90,000 of development fees in 1998. Equity earnings in 1998 were $2.7 million as compared to $1.7 million in 1997.

1997 vs. 1996 In 1997, the Indian Ocean resorts generated revenues of $87.6 million as compared to $74.9 million in 1996 and had net income in 1997 of $7.4 million as compared to $6.4 million in 1996. The increased profitability resulted mainly from two new resorts which were opened in 1996 in Mauritius but operated for a full year in 1997. These two new properties, which were developed by the Company and are targeted at the moderate priced segments of the market, provide a more complete product offering in the Indian Ocean. On a comparable basis, the four established properties achieved an average occupancy of 72% in 1997, as compared to 74% in 1996, and average room rates in 1997 of $155 compared to $153 in 1996. Although the increase in average room rate is marginal, it reflects the decrease in the dollar value of the Mauritian currency. Including the effect of opening the two new properties, one of which opened in March 1996 and the other in October 1996, all properties achieved an average occupancy of

                        SUN INTERNATIONAL HOTELS LIMITED

74% and an average room rate of $126 in 1997.

In 1997, the Company earned management fees from Sun Indian Ocean of $5.3 million as compared to $4.3 million in 1996. The Company also earned $226,000 of development fees in 1996. Equity earnings in 1997 were $1.7 million as compared to $1.5 million in 1996.

France

In June 1997, the Company sold its 25% investment in Sun France for a gain of $13.4 million. In 1997, prior to its sale, the Company recorded equity earnings of $523,000 and technical services fees of $350,000. In 1996, the Company recorded equity earnings of $1.1 million and technical services fees of $800,000.

Other Factors Affecting Earnings

1998 vs. 1997 In 1998, pre-opening expenses related to the opening of the Royal Towers totaled $25.3 million. These represented incremental and non-recurring charges specifically associated with the expansion and included payroll during the training period, non-recurring marketing of the new resort and the cost of a grand opening promotion. In addition, $631,000 of pre-opening expenses were incurred related to the establishment of a new tour operator subsidiary in France. Such costs were not related to the ongoing operations of the Company and included no allocations of operating department costs.

General corporate expenses were $19.5 million in 1998 as compared to $14.7 million in 1997. The increase was due primarily to the creation in 1998 of a management incentive bonus plan.

In 1998, the Company opened a corporate marketing, retail and public relations office in New York City. The total cost to operate this office in 1998 was $4.4 million.

Other segments contributed $621,000 in 1998 as compared to $9.7 million in 1997 due primarily to the termination of the Showboat Lease in January 1998. The Showboat Lease contributed $754,000 in 1998 and $9.0 million in 1997.

The Company had total interest income of $15.7 million in 1998 as compared to $16.1 million in 1997. This included interest income on the MTGA Sub Notes purchased from the Mohegan Tribal Gaming Authority, the owner of the Mohegan Sun Casino, of $9.4 million in 1998 as compared to $8.5 million in 1997. The MTGA Sub Notes currently pay interest through the issuance of additional notes. As of December 31, 1998, the Company owned a total of $87.4 million of MTGA Sub Notes of which $32.1 million bear interest at 15% and the balance bears interest at prime plus 1%. The increase in interest income from MTGA was partially offset by a decrease in bank interest income as available cash balances were used to fund the construction of the Royal Towers.

Interest expense of $4.5 million in 1998 was lower than the prior year by $19.9 million. Interest expense before capitalization increased by $8.6 million in 1998 due to a net increase in total debt outstanding. This increase was offset by an increase in amounts capitalized of $28.5 million.

1997 vs. 1996 Corporate expenses were $14.7 million for 1997, or 2.6% of net revenues, compared to $10.9 million in the prior year, or 4.6% of net revenues. The reduction in this percentage of revenues resulted primarily from the inclusion of the results of the Resorts Casino Hotel, which did not result in a corresponding increase in corporate expenses.

Other segments increased to $9.7 million in 1997 from $4.5 million in 1996. The Company acquired the Showboat Lease at the end of 1996 and it contributed $9.0 million in 1997. In 1997, real estate related

                        SUN INTERNATIONAL HOTELS LIMITED

costs of $1.1 million were incurred as compared to none in 1996.

The Company had total interest income of $16.1 million in 1997 as compared to $12.5 million in 1996. This included interest income on MTGA Sub Notes of $8.5 million in 1997 as compared to $6.2 million in 1996.

Interest expense increased by $21.2 million to $24.4 million in 1997. In connection with the acquisition of the Company's operations in Atlantic City in December 1996, the Company acquired total debt of $252.4 million, including $105.3 million of non-recourse debt. As described below, in March 1997, the Company retired $140.6 million of the recourse debt with funds provided by the issuance of $200.0 million senior unsecured subordinated notes. In March 1996, all then outstanding bank debt of the Company was repaid with a portion of the proceeds from a public offering of the Company's capital stock.

Liquidity, Capital Resources and Capital Spending

At December 31, 1998, the Company's current liabilities exceeded its current assets by $46.6 million. Current liabilities included $33.7 million in capital creditors related to the construction of the Royal Towers. Current operating payables were high at year end due to the opening of the Royal Towers. At December 31, 1998, unrestricted cash and cash equivalents were $61.2 million. During the year, the Company generated $90.1 million in operating cash flow.

Pursuant to the DI Purchase Agreement, on May 17, 1999, the Company agreed to acquire the Desert Inn Hotel and Casino for $275 million. The Company intends to finance the payment of the amounts due under the purchase agreement by using its cash flow from operations, the cash from the repayment of the MTGA Sub Notes, drawing on its existing bank lines and accessing the capital markets. In this regard, the Company anticpates increasing the size of its Bank Facility.

In 1998, the Company invested $444.0 million in capital expenditures, which included approximately $381.3 million for the construction of the Royal Towers and related facilities, $11.7 million for the renovation of the Resorts Casino Hotel in Atlantic City, $18.4 million for land on Paradise Island and $11.7 million for land in Atlantic City. Expenditures for the construction of the Royal Towers included $35.3 million of capitalized interest. At December 31, 1998, the Company had unfunded contracts in place for capital expenditures related to the construction of the Royal Towers of approximately $28.0 million.

In 1997, the Company invested $219.7 million in capital expenditures, which included approximately $178.3 million for the Paradise Island Expansion and $19.8 million for land in Atlantic City. Expenditures for the Paradise Island Expansion included $6.8 million of capitalized interest. In comparison, capital expenditures in 1996 totaled $79.5 million, which included approximately $38.0 million for the purchase of the Pirate's Cove Beach Resort, $18.2 million for the Paradise Island Expansion and $10.3 million for a corporate aircraft.

In Atlantic City, the Company has begun a renovation of the Resorts Casino Hotel which will include the renovation of public spaces as well as the existing guestrooms. It is anticipated that the renovation will cost approximately $50.0 million. Management expects the renovation to be complete by early July 1999. In addition, during the second quarter of 1999, the Company completed construction of a new convention center at Atlantis for a cost of approximately $20.0 million.

In 1998, the Company borrowed a net $259.0 million against an existing $375.0 million revolving credit facility to fund the construction of the Royal Towers and related construction projects. The balance of the facility will be available as necessary to fund the 1999 capital expenditure program and for general corporate purposes.

                        SUN INTERNATIONAL HOTELS LIMITED

In January 1998, the Company sold the land under the Showboat Casino Hotel in Atlantic City for proceeds of $110.0 million. The majority of these proceeds was used to redeem $105.3 million of non-recourse debt.

Pursuant to an agreement with the Mohegan Tribe, effective January 1, 2000, the MTGA Sub Notes shall be repaid. An amount of U.S. Treasury securities sufficient to satisfy this obligation has been deposited with a defeasance agent.

In November 1997, the Company filed a registration statement with the Securities and Exchange Commission pursuant to which the Company may, from time to time, issue in one or more series an aggregate of $300.0 million of debt securities (the "Shelf Registration"). Pursuant to the Shelf Registration, in December 1997, the Company issued $100.0 million of senior subordinated unsecured notes due December 2007. The notes bear interest at 8.625% and have the same terms as the Senior Notes. The issuance generated net proceeds of $98.1 million.

Management believes that available cash on hand at December 31, 1998, combined with funds generated from operations, the repayment of the MTGA Sub Notes and funds available under the Bank Facility will be sufficient to finance its planned operating and development activities for at least the next twelve months; provided, however, the Company expects to need to access the capital markets to close the DI Purchase Agreement, and in that regard anticipates increasing the size of its Bank Facility.

Other Matters

Year 2000 Compliance

The Company utilizes software and related technologies in parts of its business that may be affected by the date change in the year 2000 ("Y2K"). The Company is continuing to address the impact of Y2K on its computer programs, resort facilities and third party suppliers. The Company has established a dedicated Year 2000 Program Office and has contracted with independent consultants to coordinate the compliance efforts at each of its subsidiaries and ensure that the project status is monitored and reported throughout the organization.

The Company primarily uses industry standard automated applications in most of its locations. The majority of these applications are believed to be Y2K compliant but the Company is currently testing compliance in coordination with the vendors.

The Company has finalized its assessment of systems and third party suppliers. As information is received related to these areas, the Company develops a strategy for repair or replacement of non-compliant systems as well as testing and validation of such items. The remediation phase is expected to be complete by the third quarter of 1999.

Through May 31, 1999, the Company estimates that it has spent approximately $1.5 million on Y2K efforts across all areas and expects to spend a total of approximately $2 million when complete. The Company expects to fund Y2K costs through operating cash flows. All system modification costs associated with Y2K will be expensed as incurred.

The Company presently believes that upon remediation of its business software applications, as well as other equipment, the Y2K issue will not present a materially adverse risk to the Company's future consolidated results of operations, liquidity and capital resources. However, if such remediation is not completed in a timely manner or the level of timely compliance by key suppliers or vendors is not sufficient, the Y2K issue could have a material impact on the Company's operations including, but not limited to the ability of major airlines to service the Company's resort destinations and the provision of adequate utility

                        SUN INTERNATIONAL HOTELS LIMITED

services at these resorts, resulting in loss of revenue, increased operating costs, loss of customers or suppliers, or other significant disruptions to the Company's business. The Company has initiated business continuity and recovery plans which address these issues as far as can be practical.

Determining the Y2K readiness of third party products and business dependencies (including suppliers) requires pursuit, collection and appraisal of voluntary statements made or provided by those parties, if available, together with independent factual research. Although the Company has taken, and will continue to take, reasonable efforts to gather information to determine and verify the readiness of such products and business dependencies, there can be no assurance that reliable information will be offered or otherwise available. Accordingly, notwithstanding the foregoing efforts, there are no assurances that the Company is correct in its determination or belief that a business dependency is Y2K ready.

New Accounting Pronouncements

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires computer software costs associated with internal use software to be expensed as incurred until certain capitalization criteria are met. The Company will adopt SOP 98-1 beginning January 1, 1999. Adoption of this statement will not have a material impact on the Company's consolidated financial position or results of operations.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133 cannot be applied retroactively. The Company will adopt SFAS 133 beginning January 1, 2000. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information below provides information about the Company's market sensitive financial instruments and constitutes "forward-looking statements". All items described are non-trading.

The Company's major market risk exposure is changing interest rates. Due to current governmental policies in The Bahamas which equate one Bahamian dollar to one United States dollar and to its limited foreign operations in other jurisdictions, the Company does not have material market risk exposures relative to changes in foreign exchange rates. The Company's policy is to manage interest rates through the use of a combination of fixed and floating rate debt. These interest rate swaps were entered into with a group of financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss. Expected maturity dates for variable rate debt and interest rate swaps are based upon contractual maturity dates. The Company uses variable to fixed interest rate swap agreements to manage the impact of interest rate changes on the Company's variable rate debt. Average pay rates under interest rate swaps are based upon contractual fixed rates. Average variable receive rates under interest rate swaps are based on implied forward rates in the yield curve at the reporting date.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. The fair value of variable rate debt approximates the carrying value since interest rates are variable and, thus, approximate current market rates. The fair value of interest rate swaps is determined from representations of financial institutions and represents the discounted future cash flows through maturity or expiration using current rates, and is effectively the amount the Company would pay or receive to terminate the agreements.

December 31, 1998                  Expected Maturity Date                                    Fair Value
(In Thousands of Dollars) -----------------------------------------                           December
Asset (liability)         1999   2000     2001       2002      2003   Thereafter    Total     31, 1998
-----------------------   ----   ----    ------    --------    ----   ----------   --------  ----------
Variable rate debt        $ --   $ --    $   --    $259,000    $ --     $  --      $259,000   $259,000
 Average interest rates

Interest rate swaps         --     --    50,000      40,000      --        --        90,000     (5,200)
 Average pay rate                          6.78%       6.96%
 Average receive rate                      5.16%       5.31%

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

The current directors of the Company are:

                                                   Country of        Director
Name                                              Citizenship          Since
----                                              -----------          -----
Derek Hawton................................     South Africa           1993
Solomon Kerzner.............................     South Africa           1993
Peter Buckley...............................   United Kingdom           1994
Howard Marks................................    United States           1994
Eric Siegel.................................    United States           1994

Pursuant to the Company's Articles of Association, as amended, the maximum number of directors of the Company is fixed at five. The current directors of the Company were elected at the annual general meeting held in May 1999 and will hold office until the date of the annual general meeting to be held in 2000. At the annual general meeting to be held in 2000 and at each subsequent annual general meeting, directors will

                        SUN INTERNATIONAL HOTELS LIMITED

be appointed by resolution of the holders of Ordinary Shares to hold office until the date of the next annual general meeting.

The current executive officers of the Company are:

                                                              Executive Officer
Name                                                   Age          Since
----                                                   ---    -----------------

Solomon Kerzner
Chairman and Chief Executive Officer.................. 63            1993

Howard B. Kerzner
President............................................. 35            1995

Charles D. Adamo
Executive Vice President-Corporate Development &
General Counsel....................................... 38            1995

John R. Allison
Executive Vice President-Chief Financial Officer...... 53            1994

James Boocher
Executive Vice President-Project Development.......... 43            1996

Kevin DeSanctis
Chief Operating Officer-Gaming Operations ............ 46            1995

Peter J. Venison
Chief Operating Officer-Europe & Indian Ocean......... 56            1995

The backgrounds of each of the directors and the executive officers of the Company are described below:

Solomon Kerzner, Chairman and Chief Executive Officer. Mr. Kerzner has been the Chairman and Chief Executive Officer of Sun International since October 1993 and from October 1993 to June 1996 was President. Mr. Kerzner is the Chairman of SIIL, the Company's controlling shareholder, and of WLG, which owns an indirect interest in SIIL. Mr. Kerzner is one of the visionary leaders of the resort and gaming industries. Prior to founding Sun International, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market segments by developing Sun City. Located approximately 100 miles northwest of Johannesburg, South Africa, Sun City has been expanded in phases since its opening in 1979. The resort has been designed to cater to a broad public market by combining gaming with a wide variety of nongaming entertainment experiences. Today, Sun City covers approximately 620 acres and attracts over two million visitors annually. The facilities at Sun City include four hotels with approximately 1,300 rooms, an entertainment center that includes a 6,000-seat indoor superbowl, a 46-acre man-made lake for watersports and approximately 55,000 square feet of gaming space. In 1992, Sun City was expanded to include The Lost City, a $275 million themed resort which recreates a forgotten African civilization that has been rediscovered. The Lost City covers approximately 60 acres and its center includes The Palace, a 350-room luxury hotel. The resort also includes a man-made jungle in which over one million trees were transplanted and the Valley of the Waves, which includes a wave pool, adventure rides and sand beaches. During Mr. Kerzner's 30-year career he has been responsible for the development of 21 hotels with over 5,500 rooms, and was the founder of the largest hotel chain in southern Africa. The Company does not have any interest in any of the southern African properties developed by Mr. Kerzner. Mr. Kerzner is the father of Mr. Howard B. Kerzner.

                        SUN INTERNATIONAL HOTELS LIMITED

Howard B. Kerzner, President. Mr. Kerzner joined Sun International in May 1995 as Executive Vice President-Corporate Development and has been President of the Company since June 1996. Prior to that time, he was Director-Corporate Development of SIIL from September 1992. Previously Mr. Kerzner was an Associate of Lazard Freres & Co. LLC from September 1991. Prior to that Mr. Kerzner worked for the First Boston Corporation. Mr. Kerzner is the son of Mr. Solomon Kerzner.

Charles D. Adamo, Executive Vice President-Corporate Development & General Counsel. Mr. Adamo joined Sun International in May 1995 as General Counsel and has been responsible for corporate development since January 1997. Prior to that time, he was Group Legal Advisor of SIIL from September 1994. Previously, Mr. Adamo was engaged in the practice of law at the firm of Cravath, Swaine & Moore in New York from 1986. Mr. Adamo is admitted to the bar in the State of New York.

John R. Allison, Executive Vice President-Chief Financial Officer. Mr. Allison joined Sun International in May 1995 as Chief Financial Officer. Mr. Allison joined SIIL in March 1994 as Group Financial Director. From December 1987 until February 1994, Mr. Allison was Financial Director of Sun International Inc. ("SII"), a resort and management holding company with interests in approximately 27 hotels in southern Africa. Prior to that time, he was the Group Financial Director of Kimberly-Clark (South Africa) Limited for four years. He is a fellow of the Institute of Chartered Accountants in England and Wales and a member of the South African Institute of Chartered Accountants.

James Boocher, Executive Vice President-Project Development. Mr. Boocher joined Sun International in November 1996. He is the executive in charge of Sun International's expansion on Paradise Island. Before joining Sun International, Mr. Boocher was President of Ellis-Don Construction Ltd., Canada's second largest construction company. Prior to joining Ellis-Don, Mr. Boocher was a construction Director for Olympia and York Development. He was involved in projects in the World Financial Center, New York, Canary Wharf, London, England and two office buildings in Dallas, Texas. Mr. Boocher attended Ball State University.

Peter Buckley, Director. Mr. Buckley has been a Director of Sun International since April 1994. Mr. Buckley is Chairman and Chief Executive Officer of Caledonia. In 1994 he was appointed Chairman of Caledonia having been Deputy Chairman and Chief Executive since 1987. He is also Chairman of Sterling Industries plc--a listed company associated with Caledonia--as well as being Chairman of English & Scottish Investors plc and Bristow Helicopter Group Limited. He is a non-executive Director of Close Brothers Group plc, Intercapital plc, RHS Enterprises Ltd., Offshore Logistics, Inc. (a NASDAQ linked company), SIIL and The Telegraph plc.

Kevin DeSanctis, Chief Operating Officer - Gaming Operations. Mr. DeSanctis joined Sun International in July 1995 as President, Gaming. Prior to joining Sun International, Mr. DeSanctis served as Executive Vice President and Chief Operating Officer of Hemmeter Enterprises since April 1994. From 1991 to 1994, Mr. DeSanctis served as President and Chief Operating Officer of the Trump Plaza Hotel and Casino. From August 1989 to February 1991, Mr. DeSanctis served as Vice President of Casino Operations of The Mirage Hotel and Casino in Las Vegas, Nevada. Prior to August 1989, Mr. DeSanctis served in various positions in the casino industry.

Derek Hawton, Director. Mr. Hawton has been a Director of Sun International since December 1993. Mr. Hawton is Executive Chairman of Kersaf . He is also a Director of South African Mutual Life Assurance (South Africa's largest insurance company with assets in excess of $40 billion) and a Director of Standard Bank Investment Corporation (South Africa's largest banking group). Mr. Hawton is a fellow of South Africa's Chartered Institute of Secretaries.

Howard Marks, Director. Mr. Marks has been a Director of Sun International since April 1994. Mr. Marks is Chairman of Oaktree Capital Management, LLC ("Oaktree Capital"). Oaktree Capital

                        SUN INTERNATIONAL HOTELS LIMITED

manages funds in excess of $12 billion for institutional investors. Previously Mr. Marks was employed by The TCW Group, Inc. where he became Chief Investment Officer for Domestic Fixed Income and President of its largest affiliate, TCW Asset Management Company.

Eric Siegel, Director. Mr. Siegel has been a Director of Sun International since April 1994. Mr. Siegel is a Principal of Pegasus Insurance Partners and a retired limited partner of Apollo Advisors, L.P. Lion Advisors, L.P. Mr. Siegel is also a Director and member of the executive committee of El Paso Electric Company, a publicly traded utility company.

Peter J. Venison, Chief Operating Officer-Europe & Indian Ocean. Mr. Venison joined Sun International in May 1995 as Executive Vice President and President, Europe & Indian Ocean. Prior to that time, he was a Managing Director of SII from May 1990. Before joining SII, Mr. Venison was President of Treadev Limited, a resort development company.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate compensation for directors and officers of the Company for the year ended December 31, 1998 was $7,329,000. None of the directors or officers participate in the Company's pension plan.

The Company has adopted an executive level bonus plan (the "Bonus Plan") effective for 1998 pursuant to which certain executives of the Company may qualify for bonuses if the Company attains certain target level Earnings Per Share ("EPS") in the years ending 1998, 1999 and 2000. Under the Bonus Plan, bonuses could range between 20% to 100% of the respective employee's base salary if target EPS is reached in the given year with 50% of the bonus paid in cash and 50% paid in restricted capital stock. The restricted stock would vest equally over three years.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

The Company has adopted a Stock Option Plan (the "1995 Plan") which was approved by shareholders at the annual general meeting held in 1995, and a Stock Option Plan (the "1997 Plan"), which was approved by shareholders at the annual general meeting held in 1997 and amended by shareholders at the annual general meeting in 1998 and 1999. The 1995 Plan provides for options to be granted to purchase up to 2,000,000 Ordinary Shares, of which options to acquire 2,000,000 Ordinary Shares at exercise prices ranging from $11.6875 to $35.00 have been granted as of June 1, 1999. The 1997 Plan provides for options to be granted to purchase up to 2,500,000 Ordinary Shares, of which options to acquire 1,429,461 Ordinary Shares at exercise prices ranging from $31.50 to $44.63 have been granted as of June 1, 1999. The 1995 Plan provides for the options to become exercisable, unless otherwise specified by the Board of Directors of the Company and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options and thereafter in installments of 20% per year over a four-year period. Options issued under the 1997 Plan become exercisable one year from the date of grant with respect to 20% of such options and thereafter in installments of 20% per year over a four-year period. All options have a term of 10 years from the date of grant. Employees, officers and directors of the Company and subsidiaries of the Company may be granted options under the plans. Such options may be transferred to trusts with respect to which any such participants are beneficiaries and corporations or other entities controlled by such participants. As of December 31, 1998, options to acquire 3,016,937 Ordinary Shares were outstanding, of which 360,443 were exercisable as of that date.

As of June 1, 1999, the officers and directors of the Company, as a group, hold options granted pursuant to the plans to acquire 1,904,678 Ordinary Shares, of which 393,522 are currently exercisable.

                        SUN INTERNATIONAL HOTELS LIMITED

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Not applicable.

                                    PART III
--------------------------------------------------------------------------------

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

Not applicable.

                                     PART IV
--------------------------------------------------------------------------------

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this Annual Report.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a) List of Financial Statements and Financial Statement Schedules

                                                                         Page
                                                                         ----
      Report of Independent Public Accountants                            F-2
      Consolidated Balance Sheets                                         F-3
      Consolidated Statements of Income                                   F-4
      Consolidated Statements of Changes in Shareholders' Equity          F-5
      Consolidated Statements of Cash Flows                               F-6
      Notes to Consolidated Financial Statements                          F-7

(b) List of Exhibits

                                                                   Sequentially
      Exhibit No.          Description                            Numbered Page
      -----------          -----------                            -------------

         3.1               Asset and Land Purchase                      72

                        SUN INTERNATIONAL HOTELS LIMITED

                           Agreement between
                            Sheraton Desert Inn Corporation,
                            Starwood Hotels and Resorts
                            Worldwide, Inc., Sheraton Gaming
                            Corporation, Sun International
                            Hotels Limited and Sun
                            International Nevada, Inc. Dated
                            as of May 17, 1999

         3.2               Management Agreement between the            159
                            Government of Dubai and Sun
                            International Management Limited
                            and Sun International Hotels
                            Limited Dated as of June 5, 1998

                        SUN INTERNATIONAL HOTELS LIMITED

                       ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a Bahamian international business company incorporated under the International Business Companies Act, 1989 of the Commonwealth of The Bahamas (the "Companies Act"). Certain of the directors and executive officers of the Company reside outside the United States. A substantial portion of the assets of such persons and of the Company is located outside the United States. As a result, in the opinion of Harry B. Sands and Company, Bahamian counsel to the Company, it may be difficult or impossible to effect service of process within the United States upon such persons, to bring suit in the United States or to enforce, in the U.S. courts, any judgment obtained there against such persons predicated upon any civil liability provisions of the U.S. federal securities laws. It is unlikely that Bahamian courts would entertain original actions against Bahamian companies, their directors or officers predicated solely upon U.S. federal securities laws. Furthermore, judgments predicated upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas. Rather, a lawsuit must be brought in The Bahamas on any such judgment. Subject to consideration of private international law, in general, a judgment obtained after due trial by a court of competent jurisdiction, which is final and conclusive as to the issues in connection, is actionable in Bahamian courts and is impeachable only upon the grounds of (i) fraud, (ii) public policy and (iii) natural justice.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this Form 20-F filing contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates, projections, management's beliefs and assumptions made by management. Words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements include information relating to plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and accordingly, such results may differ from those expressed in any forward-looking statements made herein. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), availability of financing, democratic or global economic conditions, pending litigation, changes in tax laws or the administration of such laws and changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions).

                        SUN INTERNATIONAL HOTELS LIMITED

                        SUN INTERNATIONAL HOTELS LIMITED

                  Accounts for the year ended December 31, 1998

                        SUN INTERNATIONAL HOTELS LIMITED

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Sun International Hotels Limited:

We have audited the accompanying consolidated balance sheets of Sun International Hotels Limited and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun International Hotels Limited and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Roseland, New Jersey
January 29, 1999

                        SUN INTERNATIONAL HOTELS LIMITED

                           CONSOLIDATED BALANCE SHEETS
                          (In thousands of US dollars)

                                     ASSETS

                                                            December 31,
                                                      -----------------------
                                                         1998         1997
                                                      ----------   ----------

Current assets:
   Cash and cash equivalents                          $   61,206   $  145,018
   Restricted cash equivalents                             1,917        8,143
   Trade receivables, net                                 36,319       27,986
   Due from affiliates                                     7,062        7,901
   Inventories                                             8,899        6,442
   Prepaid expenses                                        5,126        5,687
                                                      ----------   ----------
     Total current assets                                120,529      201,177
Property and equipment, net                            1,257,165      929,724
Subordinated notes receivable                             87,385       80,961
Deferred charges and other assets, net                    36,889       33,072
Investment in associated companies                        26,894       28,396
Goodwill, net                                             96,871      101,410
                                                      ----------   ----------
     Total assets                                     $1,625,733   $1,374,740
                                                      ==========   ==========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                            December 31,
                                                      -----------------------
                                                         1998         1997
                                                      ----------   ----------

Current liabilities:
   Current maturities of long-term debt               $    2,382   $      406
   Accounts payable and accrued liabilities              130,989      106,364
   Capital creditors                                      33,736       19,478
                                                      ----------   ----------
     Total current liabilities                           167,107      126,248
Long-term debt, net of current maturities                565,752      412,209
Deferred income taxes                                     42,253       46,000
                                                      ----------   ----------
         Total liabilities                               775,112      584,457
                                                      ----------   ----------
Commitments and contingencies
Shareholders' equity:
   Ordinary Shares                                            34           33
   Capital in excess of par                              675,595      670,861
   Retained earnings                                     174,992      119,389
                                                      ----------   ----------
         Total shareholders' equity                      850,621      790,283
                                                      ----------   ----------
         Total liabilities and shareholders' equity   $1,625,733   $1,374,740
                                                      ==========   ==========

The accompanying notes are an integral part of these statements.

                        SUN INTERNATIONAL HOTELS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME
               (In thousands of US dollars, except per share data)

                                                For The Year Ended December 31,
                                               --------------------------------
                                                 1998        1997        1996
                                               --------    --------    --------
Revenues
   Gaming                                      $319,342    $329,610    $ 77,342
   Rooms                                         94,942      96,846      67,243
   Food and beverage                             86,593      91,329      60,372
   Tour operations                               14,757      15,403      15,048
   Management and other fees                     40,645      22,979       8,896
   Other revenues                                35,391      44,503      23,317
                                               --------    --------    --------
       Gross revenues                           591,670     600,670     252,218
   Less: Promotional allowances                 (40,792)    (41,758)    (12,102)
                                               --------    --------    --------
       Net revenues                             550,878     558,912     240,116
                                               --------    --------    --------

Costs and expenses
   Gaming                                       190,543     199,269      42,975
   Rooms                                         15,352      15,696      12,047
   Food and beverage                             59,145      60,750      41,069
   Other operating expenses                      72,102      75,982      37,505
   Selling, general and administrative           70,024      64,846      34,663
   Tour operations                               14,653      14,913      15,262
   Corporate expenses                            18,811      14,193      10,895
   Depreciation and amortization                 32,081      28,639      11,442
   Pre-opening expenses                          25,961          --          --
                                               --------    --------    --------
       Total cost and  expenses                 498,672     474,288     205,858
                                               --------    --------    --------

   Income from operations                        52,206      84,624      34,258
                                               --------    --------    --------

Other income (expense):
   Interest income                               15,651      16,144      12,499
   Interest expense, net of capitalization       (4,516)    (24,370)     (3,133)
   Equity in earnings of associated companies     2,730       2,214       2,530
   Gain on sale of equity interest in
       associated company                            --      13,386          --
   Other, net                                      (316)        335         144
                                               --------    --------    --------
       Total other income, net                   13,549       7,709      12,040
                                               --------    --------    --------

Income before provision for income taxes
   and extraordinary item                        65,755      92,333      46,298
Provision for income taxes                       (8,009)     (6,368)       (576)
                                               --------    --------    --------
Income before extraordinary item                 57,746      85,965      45,722
Extraordinary item, net                              --      (2,957)         --
                                               --------    --------    --------
Net income                                     $ 57,746    $ 83,008    $ 45,722
                                               ========    ========    ========

Earnings per share:
   Basic                                       $   1.74    $   2.52    $   1.64
                                               ========    ========    ========
   Diluted                                     $   1.70    $   2.44    $   1.58
                                               ========    ========    ========

        The accompanying notes are an integral part of these statements.

                        SUN INTERNATIONAL HOTELS LIMITED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                          (In thousands of US dollars)

                                    Ordinary Shares                        Retained Earnings (Deficit)
                                ---------------------                   ---------------------------------
                                                                           Accumulated          Other                 Comprehensive
                                                          Capital in         Retained       Comprehensive    Total     Income for
                                  Shares      Amount    Excess of Par   Earnings (Deficit)     Income        Equity    the Period
                                ---------   ---------   -------------   ------------------  -------------  ---------  -------------
Balance at December 31, 1995       16,952   $      17     $ 143,257         $  (7,873)        $     210    $ 135,611           --
Accretion of Series A Shares           --          --          (300)               --                --         (300)          --
Conversion of Series A Shares       4,000           4        63,839                --                --       63,843           --
Issuance of Ordinary Shares         8,050           8       281,226                --                --      281,234           --
Stock issuance costs                   --          --       (17,868)               --                --      (17,868)          --
Exercise of share options             264          --         3,111                --                --        3,111           --
Translation reserves                   --          --            --                --            (1,364)      (1,364)   $  (1,364)
Issuance of Ordinary Shares
    pursuant to the Merger          3,441           3       192,997                --                --      193,000           --
Net income                             --          --            --            45,722                --       45,722       45,722
                                ---------   ---------     ---------         ---------         ---------    ---------    ---------

Balance at December 31, 1996       32,707          32       666,262            37,849            (1,154)     702,989    $  44,358
                                                                                                                        =========

Translation reserves                   --          --            --                --              (314)        (314)        (314)
Exercise of share options             254           1         4,599                --                --        4,600           --
Net income                             --          --            --            83,008                --       83,008    $  83,008
                                ---------   ---------     ---------         ---------         ---------    ---------    ---------

Balance at December 31, 1997       32,961          33       670,861           120,857            (1,468)     790,283    $  82,694
                                                                                                                        =========

Translation reserves                   --          --            --                --            (2,143)      (2,143)   $  (2,143)
Exercise of share options             393           1         4,734                --                --        4,735           --
Exercise of warrants                  223          --            --                --                --           --           --
Net Income                             --          --            --            57,746                --       57,746       57,746
                                ---------   ---------     ---------         ---------         ---------    ---------    ---------

Balance at December 31, 1998       33,577   $      34     $ 675,595         $ 178,603         $  (3,611)   $ 850,621    $  55,603
                                =========   =========     =========         =========         =========    =========    =========

The accompanying notes are an integral part of these statements.

                        SUN INTERNATIONAL HOTELS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US dollars)

                                                           For the Year Ended December 31,
                                                         -----------------------------------
                                                            1998         1997         1996
                                                         ---------    ---------    ---------
Cash flows from operating activities:
   Net income                                            $  57,746    $  83,008    $  45,722
   Adjustments to reconcile net income to net
      cash provided by operating activities:
        Extraordinary item                                      --        2,957           --
        Depreciation and amortization                       34,960       30,640       10,451
        Gain on sale of equity interest in
          associated company                                    --      (13,386)          --
        (Gain) loss on sale of assets                          316         (628)        (144)
        Equity in earnings of associated companies,
          net of dividends received                           (670)        (625)      (1,111)
        Utilization of tax benefits acquired in Merger       1,887        4,085           --
        Provision for doubtful receivables                   2,189        1,314        1,639
        Provision for discount on CRDA
         obligations, net                                      572          987           --
        Net change in working capital accounts:
           Receivables                                     (19,744)     (10,475)     (11,679)
           Due from affiliates                                 839       (2,833)          --
           Inventories and prepaid expenses                 (1,896)         (49)      (3,010)
           Accounts payable and accrued liabilities         22,603        6,587       (1,603)
        Net change in deferred charges
          and other assets                                  (4,953)         733          (27)
        Net change in deferred tax liability                (3,747)          --           --
                                                         ---------    ---------    ---------
          Net cash provided by operating activities         90,102      102,315       40,238
                                                         ---------    ---------    ---------

Cash flows from investing activities:
   Payments for capital expenditures                      (443,996)    (219,700)     (79,476)
   Proceeds from sale of investment                             --       18,785           --
   Proceeds from sale of assets                            110,313        7,712          681
   Cash acquired in connection with Merger                      --           --       33,805
   Purchase of Additional Subordinated Notes                    --       (8,000)     (42,000)
   Sale of Additional Subordinated Notes                     2,798        2,800       22,502
   Payments for expenses of Merger                            (745)      (8,057)          --
   Payment received from loan to affiliate                      --        1,108           --
   CRDA deposits                                            (2,955)      (3,122)
   Increased investment in associated companies                 --           --       (1,739)
                                                         ---------    ---------    ---------
      Net cash used in investing activities               (334,585)    (208,474)     (66,227)
                                                         ---------    ---------    ---------

Cash flows from financing activities:
   Proceeds from issuance of Ordinary Shares                    --           --      281,234
   Proceeds from exercise of share options                   4,735        4,600        3,111
   Early redemption of debt                                     --     (153,712)          --
   Borrowings                                              264,000      299,084           --
   Stock issuance costs                                         --           --      (17,868)
   Decrease in amounts due to affiliates                        --           --       (8,506)
   Debt issuance costs                                        (694)     (12,762)      (3,909)
   Repayments of borrowings                               (113,596)        (754)    (120,099)
                                                         ---------    ---------    ---------
      Net cash provided by financing activities            154,445      136,456      133,963
                                                         ---------    ---------    ---------
Increase (decrease) in cash and cash equivalents           (90,038)      30,297      107,974
Cash and Cash Equivalents at Beginning of Period           153,161      122,864       14,890
                                                         ---------    ---------    ---------
Cash and Cash Equivalents at End of Period               $  63,123    $ 153,161    $ 122,864
                                                         =========    =========    =========

The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        SUN INTERNATIONAL HOTELS LIMITED

Note 1-Organization and Basis of Presentation

Sun International Hotels Limited ("SIHL") is an international resort and gaming company that develops, operates and manages premier resort and casino properties. The term "Company" as used herein includes SIHL and its subsidiaries. The Company currently operates or manages resort hotels and casinos in The Bahamas, Atlantic City, Connecticut and the Indian Ocean. The Company's largest property is Atlantis, a 2,327-room resort and casino located on Paradise Island, The Bahamas.

The Bahamas

SIHL was incorporated under the laws of the Commonwealth of The Bahamas on August 13, 1993. The Company, through certain Bahamian subsidiaries, owns and operates the Atlantis Resort and Casino Complex which includes the Coral and Beach Towerss, as well as the recently opened Royal Towers, the Ocean Club Golf & Tennis Resort, a golf course, a water plant, an airport facility and other improvements on Paradise Island as well as land available for sale or development.

In December 1998, the Company completed a major expansion at the Atlantis Resort and Casino (the "Paradise Island Expansion"). The Paradise Island Expansion included a deluxe 1,200-room hotel, a new 100,000 square-foot casino entertainment complex, a new marina as well as a dramatic expansion to the ocean-themed adventure environment of Atlantis. A new convention facility is currently under construction and it is anticipated that it will cost approximately $20.0 million and will be completed during the second quarter of 1999.

Atlantic City

Pursuant to a merger agreement (the "Merger Agreement"), on December 16, 1996 (the "Effective Date"), the Company acquired Griffin Gaming & Entertainment, Inc. ("GGE") in a merger transaction (the "Merger"). Subsequent to the Merger, GGE's name was changed to Sun International North America, Inc. ("SINA"). The Company operates in Atlantic City through the Resorts Casino Hotel.

Pursuant to the Merger Agreement, each share of SINA common stock outstanding immediately prior to the Effective Date of the Merger was converted into .4324 Ordinary Shares of the Company's capital stock (the "Ordinary Shares"). Also, each outstanding share of SINA's Class B common stock was converted into .1928 Ordinary Shares. Each .1928 Ordinary Share received in exchange for a share of SINA's Class B common stock trades as part of a unit along with $1,000 principal amount of 11.375% Junior Mortgage Notes due December 15, 2004, issued by a special purpose finance subsidiary of SINA.

At the time of the Merger, SINA also had certain warrants outstanding, which entitled the holder thereof to purchase shares of SINA Common Stock. Pursuant to the Merger Agreement, the warrants were adjusted into rights to acquire Ordinary Shares. During 1998, these rights were exercised.

The Company accounted for the Merger in accordance with APB 16, "Business Combinations" utilizing the purchase method of accounting. The purchase method of accounting requires that SINA's acquired net assets and liabilities be recorded at their fair values based on independent appraisals, evaluations, estimations and other studies. Pursuant to APB 16, valuation adjustments were made in 1997 as additional information became available, which allowed more accurate valuations. These adjustments resulted in an increase to goodwill of $6.9 million, a reduction in land value of $5.0 million and an increase in accrued liabilities of $1.9 million.

                        SUN INTERNATIONAL HOTELS LIMITED

The following unaudited proforma information for the year ended December 31, 1996 reflects the results of the Company's operations as though the Merger had occurred on January 1, 1996. The proforma information is not necessarily indicative of future results or what the Company's results of operations would have been had the Merger occurred on January 1, 1996.

Dollars in thousands (except per share data)
            Net revenues                                           $ 532,061
            Net income                                             $  52,584
            Diluted earnings per share                             $    1.60

Connecticut

The Company has a 50% interest in Trading Cove Associates ("TCA"), a Connecticut general partnership that entered into a management agreement with the Mohegan Tribal Gaming Authority ("MTGA"), an instrumentality of the Mohegan Tribe of Indians of Connecticut (the "Tribe"), to develop and manage a casino resort and entertainment complex situated in the town of Uncasville, Connecticut (the "Mohegan Sun Casino"). The Mohegan Sun Casino opened on October 12, 1996. The management agreement provides that TCA is entitled to receive between 30% and 40% of the net profits, as defined, of the Mohegan Sun Casino. The management agreement covers development, management, marketing and administration services.

On February 9, 1998, the Company announced that the Tribe appointed TCA to develop its proposed expansion of the Mohegan Sun Casino, which is currently expected to cost approximately $750.0 million. In addition, TCA and the Tribe agreed that effective January 1, 2000, TCA will turn over management of the Mohegan Sun Resort Complex (which comprises the existing operations and the proposed expansion) to the Tribe. In exchange for relinquishing its rights under its existing agreements, beginning January 1, 2000, TCA will receive annual payments of five percent of the gross revenues of the Mohegan Sun Resort Complex for a 15-year period. Until January 1, 2000, there will be no change in TCA's existing agreements with the Tribe.

The Company and TCA acquired $38.3 million and $1.7 million respectively, of subordinated notes (the "Subordinated Notes") issued by MTGA. As of November 8, 1996, the Company sold $19.2 million of the Subordinated Notes and the accrued interest thereon to its partner in TCA, at carrying value as of the date of the sale. Also, as of that date, TCA distributed $850,000 of Subordinated Notes plus accrued interest to the Company as a return of capital. The Subordinated Notes earn interest at 15% per annum. Interest payable on the Subordinated Notes can be satisfied by the issuance of additional Subordinated Notes. Interest payments through December 31, 1998 of approximately $12.1 million on the Subordinated Notes have been satisfied in this manner.

The Company also acquired $50.0 million of notes (the "Additional Subordinated Notes") from MTGA related to a construction completion guarantee, which bear interest at prime plus 1%. Interest payable on the Additional Subordinated Notes can be satisfied by the further issuance of Additional Subordinated Notes. Interest payments through December 31, 1998 of approximately $10.3 million on the Additional Subordinated Notes have been satisfied in this manner. In each of October 1998 and 1997, the Company sold $2.8 million Additional Subordinated Notes, which included accrued interest thereon, to its partner in TCA.

Pursuant to an agreement with the Tribe, effective January 1, 2000, the Subordinated Notes and the Additional Subordinated Notes shall be repaid and the Company will use the proceeds to acquire a new

                        SUN INTERNATIONAL HOTELS LIMITED

series of publicly issued subordinated notes of MTGA.

TCA is obligated to pay certain amounts to each of its partners or their affiliates, as priority payments from its management fees, for services provided. These amounts are paid as TCA receives sufficient management fees to meet the priority distribution.

Share Offering

On March 1, 1996, the Company completed a public offering of 8,049,737 of its Ordinary Shares at a price of $35 per share (the "Public Offering"). Prior to the Public Offering, the Company had two series of stock, the Series A Ordinary Shares (the "Series A Shares") and the Series B Ordinary Shares (the "Series B Shares"). As a result of the Public Offering, the Company's Series A Shares and Series B Shares were automatically redesignated as Ordinary Shares without reference to series (the "Redesignation").

In addition, the Redesignation resulted in the elimination of a put right associated with the Series A Shares and an increase of $63,843,000 in shareholders' equity on the Company's consolidated balance sheet. Prior to the Redesignation, holders of the Series A Shares were entitled to sell and require the Company to purchase any Series A Shares tendered at a price of $17.50 per share on May 3, 1999 (the "Put Right"). While the Series A Shares were outstanding, the Company accreted the difference between the original issue price of $15 and the Put Right price by charging amounts to shareholders' equity based on the effective interest method.

Reclassification

Certain balances in the accompanying consolidated financial statements for 1997 and 1996 have been reclassified to conform with the current year presentation.

Note 2-Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of SIHL and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments in associated companies, which are less than 50% and more than 20% owned, are accounted for under the equity method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company provides allowances for doubtful accounts arising from casino, hotel and other services, which are based upon a specific review of certain outstanding receivables. In determining the amounts of the allowances, the Company is required to make certain estimates and assumptions and actual results may differ from these estimates and assumptions.

Revenue Recognition

                        SUN INTERNATIONAL HOTELS LIMITED

The Company recognizes the net win from casino gaming activities (the difference between gaming wins and losses) as casino revenues. Revenues from hotel and related services are recognized at the time the related service is performed. Management fees and other operating revenues include fees charged to unconsolidated affiliates for casino hotel management, executive management and project consulting. Revenues are recorded at the time the service is provided.

Promotional Allowances

The retail value of accommodations, food, beverage and other services provided to customers without charge is included in gross revenues and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in gaming costs and expenses as follows:

                                                For The Year Ended December 31,
                                             -----------------------------------
      (In Thousands of Dollars)                1998          1997          1996
                                             -------       -------       -------

      Rooms                                  $ 6,671       $ 5,965       $   919
      Food and beverage                       17,921        19,315         4,131
      Other                                    5,819         5,402           260
                                             -------       -------       -------
                                             $30,411       $30,682       $ 5,310
                                             =======       =======       =======

Amounts in 1998 and 1997 include the results of the Resorts Casino Hotel. If these results were excluded, the total for 1998 and 1997 would be $5.7 million and $5.4 million, respectively.

Pre-Opening Expenses

The Company capitalized pre-opening costs, substantially all of which were associated with the Paradise Island Expansion, as they were incurred. All such costs were written off in the fourth quarter of 1998 in conjunction with the opening. In the first quarter of 1999, the Company will be required to adopt Statement of Position 98-5 which states that all such costs will be charged to expense as incurred. Adoption of this new standard is not expected to have a material impact on the consolidated financial statements.

Foreign Currency

Transactions denominated in foreign currencies are recorded in local currency at actual exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are reported at the rates of exchange prevailing at those dates.

Any gains or losses arising on monetary assets and liabilities from a change in exchange rates subsequent to the date of the transaction have been included in corporate expenses in the accompanying consolidated financial statements. These amounts were not significant for the years ended December 31, 1998, 1997 and 1996. The financial statements of the Company's equity method investees and certain subsidiaries are translated from their functional currencies into US dollars using current and historical exchange rates. Translation adjustments resulting from this process are reported separately and accumulated in shareholders' equity. Upon sale or liquidation of the Company's investments, the translation adjustment is reported as part of the gain or loss on sale or liquidation.

Derivative Financial Instruments

The Company utilizes interest rate protection agreements with two counter parties to manage the impact of

                        SUN INTERNATIONAL HOTELS LIMITED

interest rate changes on the Company's variable rate debt obligation. The Company does not use derivative financial instruments for trading purposes. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Income or expense on derivative financial instruments used to manage interest rate exposure is recorded on an accrual basis, as an adjustment to the yield of the underlying indebtedness over the periods covered by the contracts. If an interest rate swap is terminated early, any resulting gain or loss is deferred and amortized as an adjustment of the cost of the underlying indebtedness over the remaining periods originally covered by the terminated swap. If all or part of an underlying position is terminated, the related pro-rata portion of any unrecognized gain or loss on the swap is recognized in income at that time as part of the gain or loss on the termination. Amounts receivable or payable under the agreements are included in receivables or accrued liabilities in the accompanying consolidated balance sheets and were not material at December 31, 1998 and 1997.

Cash Equivalents

The Company considers all of its short-term money market securities purchased with original maturities of three months or less to be cash equivalents.

Inventories

Inventories of provisions and supplies are carried at the lower of cost (first-in, first-out) or market value. Provisions have been made to reduce excess or obsolete inventories to their estimated net realizable value.

Property and Equipment

Property and equipment are stated at cost and are depreciated over the estimated useful lives reported below using the straight-line method. Interest costs incurred during the construction period are capitalized in accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Costs".

      Land improvements and utilities                          14-40 years
      Hotels and other buildings                               15-40 years
      Furniture, machinery and equipment                        2-10 years

Deferred Charges and Other Assets

Deferred charges related to the Mohegan Sun Casino are generally amortized over the term of the related management agreement. Debt issuance costs are amortized over the terms of the related indebtedness.

Goodwill

Goodwill is amortized on a straight line basis over 40 years. Amortization expense included in the accompanying consolidated statements of income related to goodwill was $2.7 million, $2.4 million and $0 for the years ended December 31, 1998, 1997 and 1996, respectively. Goodwill related to the investment in associated companies is included therein in the accompanying consolidated balance sheets. Equity in earnings of associated companies for the years ended December 31, 1998, 1997 and 1996 is net of $264,000, $264,000 and $263,000,
respectively, of amortization expense related to such goodwill.

Stock Option Compensation

                        SUN INTERNATIONAL HOTELS LIMITED

The Company has elected to apply Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for compensation under its stock option plans in lieu of the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). Certain proforma disclosures related to SFAS 123 are included in Note 10.

Long Lived Assets

The Company reviews its long lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As a result of its review, the Company does not believe that any asset impairment exists with respect to its long lived assets.

Income Taxes

The Company is subject to income taxes in certain jurisdictions. Accordingly, the accompanying consolidated statements of income include provisions and benefits for income taxes based on prevailing tax laws of those jurisdictions.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Under this standard, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities at enacted tax rates that will be in effect for the years in which the differences are expected to reverse. A valuation allowance is recognized based on an estimate of the likelihood that some portion or all of the deferred tax asset will not be realized.

Other Comprehensive Income

Other comprehensive income items are not reported net of tax as they relate to translation reserves on investments owned by foreign entities that are not subject to taxation.

Per Share Data

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share". The following reconciliation of the shares used in the per share computations is presented:

                                              For The Year Ended December 31,
                                              -------------------------------
      (In Thousands)                             1998      1997      1996
                                                ------    ------    ------

      Weighted average shares
         used in basic computations             33,270    32,920    27,962
      Stock options and warrants                   764     1,031       953
      Weighted average shares
        used in diluted computations            34,034    33,951    28,915

                        SUN INTERNATIONAL HOTELS LIMITED

The net income amount used as the numerator in calculating basic and diluted earnings per share equals net income in the accompanying consolidated statements of income.

Note 3- Cash and Cash Equivalents

Cash equivalents at December 31, 1998 and 1997 included reverse repurchase agreements (federal government securities purchased under agreements to resell those securities) under which the Company had not taken delivery of the underlying securities and investments in a money market fund that invests exclusively in US Treasury obligations. At December 31, 1998, the Company held reverse repurchase agreements of $30.3 million, all of which matured January 4, 1999.

Note 4-Trade Receivables

Components of trade receivables were as follows:

                                                         December 31,
                                                    ---------------------
      (Dollars in Thousands)                          1998         1997
                                                    --------     --------

      Gaming                                        $ 18,269     $ 15,986
      Less: allowance for doubtful accounts           (6,047)      (5,378)
                                                    --------     --------
                                                      12,222       10,608
                                                    --------     --------
      Non-gaming
      Hotel and related                               13,752       13,811
      Other                                           11,510        6,830
                                                    --------     --------
                                                      25,262       20,641
      Less: allowance for doubtful accounts           (1,165)      (3,263)
                                                    --------     --------
                                                      24,097       17,378
                                                    --------     --------
                                                    $ 36,319     $ 27,986
                                                    ========     ========

Note 5 -Property and Equipment

Components of property and equipment were as follows

                        SUN INTERNATIONAL HOTELS LIMITED

                                                       December 31,
                                               --------------------------
      (Dollars in Thousands)                       1998           1997
                                               -----------    -----------

      Land and land rights                     $   351,826    $   401,188
      Land improvements and utilities              203,048         86,362
      Hotels and other buildings                   593,958        181,244
      Furniture, machinery and equipment           141,284         84,801
      Construction in progress                      39,812        222,351
                                               -----------    -----------
                                                 1,329,928        975,946
      Less: accumulated depreciation               (72,763)       (46,222)
                                               -----------    -----------
                                               $ 1,257,165    $   929,724
                                               ===========    ===========

Interest costs of $35,304,000, $6,778,000 and $438,000 were capitalized in 1998, 1997 and 1996, respectively.

Note 6 -Deferred Charges and Other Assets

Components of deferred charges and other assets were as follows:

                                                         December 31,
                                                    ----------------------
      (Dollars in Thousands)                          1998           1997
                                                    -------        -------

      CRDA bonds and deposits                       $14,831        $12,467
      Mohegan Sun Casino                              2,429          3,768
      Debt issuance costs                            13,917         16,154
      Other                                           5,712            683
                                                    -------        -------
                                                    $36,889        $33,072
                                                    =======        =======

Note 7-Accounts Payable and Accrued Liabilities

Components of accounts payable and accrued liabilities were as follows:

                                                          December 31,
                                                     ---------------------
      (Dollars in Thousands)                           1998         1997
                                                     --------     --------

      Trade payables                                 $ 41,216     $ 35,514
      Accrued payroll and related taxes
        and benefits                                   17,361       13,735
      Customer deposits and unearned
        revenues                                       17,897       14,198
      Accrued gaming taxes, fees and
        related assessments                             3,050        6,351
      Accrued interest                                  8,187        9,940
      Other accrued liabilities                        43,278       26,626
                                                     --------     --------
                                                     $130,989     $106,364
                                                     ========     ========

Note 8- Long Term Debt

                        SUN INTERNATIONAL HOTELS LIMITED

Long-term debt consisted of the following:

                                                        December 31,
                                                  -----------------------
      (Dollars in Thousands)                         1998          1997
                                                  ---------     ---------

      9% Senior Notes due 2007                    $ 200,000     $ 200,000
      Unamortized discount                             (807)         (869)
                                                  ---------     ---------
                                                    199,193       199,131
                                                  ---------     ---------

      8.625% Senior Notes due 2007                  100,000       100,000

      Revolving Credit Facility                     259,000            --

      11% Mortgage Notes                              5,352         5,354
      Unamortized premium                               246           285
                                                  ---------     ---------
                                                      5,598         5,639
                                                  ---------     ---------

      11.375% Junior Mortgage Notes                   1,095         1,095
      Unamortized premium                                54            60
                                                  ---------     ---------
                                                      1,149         1,155
                                                  ---------     ---------

      Showboat Notes                                     --       105,333
      Other                                           3,194         1,357
                                                  ---------     ---------
                                                    568,134       412,615
      Less: amounts due within one year              (2,382)         (406)
                                                  ---------     ---------
                                                  $ 565,752     $ 412,209
                                                  =========     =========

9% Senior Notes

The 9% senior subordinated unsecured notes due 2007 (the "9% Senior Notes"), are unconditionally guaranteed by certain subsidiaries of SINA. Interest on the 9% Senior Notes is payable on March 15 and September 15 each year. The indenture for the 9% Senior Notes (the "Senior Indenture") contains certain covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (i) incur additional indebtedness, (ii) incur certain liens, (iii) engage in certain transactions with affiliates and (iv) pay dividends and make certain other payments.

8.625% Senior Notes

In December 1997, the Company filed a registration statement with the Securities and Exchange Commission pursuant to which the Company may, from time to time, issue in one or more series an aggregate of $300.0 million of its debt securities (the "Shelf Registration"). Pursuant to the Shelf Registration, in December 1997 the Company issued $100.0 million of senior subordinated unsecured notes due December 2007 (the "8.625% Senior Notes"). Interest on the 8.625% Senior Notes is payable semi-annually on June 15 and December 15 of each year. The indenture for the 8.625% Senior Notes contains the same covenants and restrictions as those in the Senior Indenture.

Showboat Notes

                        SUN INTERNATIONAL HOTELS LIMITED

The First Mortgage Non-Recourse Pass-Through Notes due June 30, 2000 (the "Showboat Notes"), were non-recourse notes, secured by a mortgage encumbered by a collateral assignment of the Showboat Lease, defined below, and by a pledge of any proceeds of the sale of such mortgage and collateral assignment. Interest on the Showboat Notes consisted of a pass-through of the lease payments received pursuant to the lease of 10 acres of land under the Showboat Casino Hotel (the "Showboat Lease").

On January 29, 1998, the Company sold the land under the Showboat Casino Hotel for $110.0 million, its net book value. The majority of the proceeds were used to redeem the Showboat Notes effective February 28, 1998.

Revolving Credit Facility

In 1997, the Company amended an existing facility (the "Revolving Credit Facility") with a syndicate of banks led by The Bank of Nova Scotia and Societe Generale to allow for borrowings up to $375.0 million. Loans under the Revolving Credit Facility bear interest at (i) the higher of (a) The Bank of Nova Scotia's base rate or (b) the Federal Funds rate, in either case plus an additional 0.750% to 1.625% based on a debt to earnings ratio during the period, as defined (the "Debt Ratio") or (ii) The Bank of Nova Scotia's reserve-adjusted LIBOR rate plus 1.50% to 2.25% based on the Debt Ratio. Loans under the Revolving Credit Facility may be prepaid and reborrowed at any time and are due in full on August 12, 2002. Commitment fees are calculated at per annum rates ranging from 0.375% to 0.500%, based on the Debt Ratio, applied to the undrawn amount of the Revolving Credit Facility and are due, along with accrued interest, quarterly.

The Revolving Credit Facility contains restrictive covenants that include: (a) restrictions on the payment of dividends, (b) minimum levels of earnings before interest expense, income taxes, depreciation and amortization ("EBITDA") and (c) a minimum relationship between EBITDA and interest expense and debt.

Overdraft Loan Facility

Pursuant to a letter of commitment dated September 30, 1994, as amended, between the Company and The Bank of Nova Scotia, the Company has a revolving overdraft loan facility (the "Overdraft Facility") in the amount of Bahamian $5.0 million which was equal to US $5.0 million as of December 31, 1998 and 1997. The Overdraft Facility bears interest at The Bank of Nova Scotia's base rate for Bahamian dollar loans plus 1.5% with repayment subject to annual review. The Overdraft Facility is secured by substantially all of the Company's Bahamian assets and ranks pari passu with the Revolving Credit Facility. At December 31, 1998 and 1997, no amounts were outstanding under the Overdraft Facility.

Principal Payments

Minimum principal payments of long-term debt outstanding as of December 31, 1998 for each of the next five years and thereafter are as follows: 1999-$2,382,000; 2000-$148,000; 2001-$148,000; 2002-$259,148,000; 2003-$5,474,000;
thereafter-$300,834,000.

Note 9-Shareholders' Equity

The Company's authorized, issued and outstanding shares were as follows:

                        SUN INTERNATIONAL HOTELS LIMITED

                                                 December 31,
                                              -----------------
      (In Thousands, except per share data)     1998      1997
                                              -------   -------

      Ordinary Shares
         Par value per share                  $ 0.001   $ 0.001
         Authorized                           250,000   250,000
         Issued and outstanding                33,577    32,961
      Preference Shares
         Par value per share                  $ 0.001   $ 0.001
         Authorized                           100,000   100,000
         Issued and outstanding                    --        --

Note 10-Stock-Based Compensation

Stock Options

In May 1995, the shareholders of the Company approved a stock option plan (the "1995 Plan") that provided for the issuance of options to acquire up to 2,000,000 Ordinary Shares and in May 1997 the shareholders approved a stock option plan (the "1997 Plan", and together with the 1995 Plan, the "Plans") that provided for the issuance of options to acquire up to 1,000,000 Ordinary Shares. In May 1998, the size of the 1997 Plan was increased to 1,500,000 Ordinary Shares. Pursuant to the Plans, the option prices are equal to the market value per share of the Ordinary Shares on the date of the grant. The 1995 Plan provided for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options, and thereafter in installments of 20% per year over a four-year period. The 1997 Plan provides that the vesting period begins one year after the grant date. The options have a term of 10 years from the date of grant.

The Plans provide for options with respect to Ordinary Shares to be granted to directors, officers and employees of SIHL and its subsidiaries.

A summary of the Company's stock option activity for 1998, 1997 and 1996 is as follows

                        SUN INTERNATIONAL HOTELS LIMITED

                                                               December 31 ,
                                       ------------------------------------------------------------
(In Thousands, Except Per Share Data)         1998                 1997                 1996
                                       ------------------   ------------------   ------------------
                                                 Weighted             Weighted             Weighted
                                                  Average              Average              Average
                                                 Exercise             Exercise             Exercise
                                                    Price                Price                Price
                                       Shares   Per Share   Shares   Per Share   Shares   Per Share
                                       ------   ---------   ------   ---------   ------   ---------
Outstanding at beginning
   of year                              2,795    $ 26.32     1,640    $ 17.41     1,733    $ 13.73
Granted                                   701      41.50     1,476      35.61       103      45.68
Exercised                                (393)     14.45      (253)     18.20      (264)     11.78
Terminated and other                      (86)     36.45       (68)     33.25      (200)     10.77
Converted SINA to SIHL
   options                                 --         --        --         --       268      19.76
                                        -----                -----                -----
Outstanding at end of year              3,017      31.38     2,795      26.32     1,640      17.41
                                        -----                -----                -----
Exercisable at end of year                360                  342                  368
                                        -----                -----                -----
Available for grant                       125                  272                  394
                                        -----                -----                -----

For purposes of supplemental disclosures required by SFAS 123, the fair value of options granted during 1998, 1997 and 1996 was estimated as of the respective dates of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the periods presented:

                                                              For The Year Ended December 31,
                                                              -------------------------------
                                                                1998        1997        1996
                                                              -------     -------     -------
Risk-free interest rates                                          4.9%        5.8%        6.2%
Volatility factors of the expected market
 price of  Ordinary Shares                                       38.0%       34.0%       42.0%
Expected life of options in years                                 6-7         6-7           7
Expected dividend yields                                           --          --          --
Weighted average grant date fair value                        $ 12.71     $ 11.46     $ 20.25

Proforma results based on these assumptions were as follows:

Net income (000's)                                            $50,943     $80,109     $44,877
Diluted earnings per share                                    $  1.50     $  2.36     $  1.55

Executive Bonus Plan

In 1998, the Company created a bonus plan for certain of its executives that is payable based upon the attainment of specified earnings per share. A portion of the bonus is payable in Ordinary Shares that vest over a three-year period. Any unvested shares at termination of employment are forfeited.

Note 11-Related Party Transactions

In the normal course of business, the Company undertakes transactions with a number of unconsolidated affiliated companies. Certain of the Company's subsidiaries provide project consulting and management services to such affiliates. Due from affiliates consisted of the following:

                        SUN INTERNATIONAL HOTELS LIMITED

                                                   December 31,
                                                 ---------------
      (Dollars In Thousands)                      1998     1997
                                                 ------   ------

      Trading Cove Associates                    $2,090   $3,605
      Sun Indian Ocean                            4,662    4,247
      Other                                         310       49
                                                 ------   ------
                                                 $7,062   $7,901
                                                 ======   ======

Note 12-Retirement Plans

Certain of the Company's subsidiaries participate in a defined contribution plan covering substantially all of their full-time employees. The Company makes contributions to this plan based on a percentage of eligible employee contributions. Total expense for this plan was $895,000, $830,000 and $55,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

In addition to the plan described above, union and certain other employees of the Company's subsidiaries in The Bahamas and Atlantic City are covered by multi-employer defined benefit pension plans to which employers make contributions. In connection with these plans, the Company was billed and paid $4.8 million, $3.0 million and $1.8 million for the years ended December 31, 1998, 1997 and 1996, respectively.

Note 13- Income Taxes

A significant portion of the Company's operations are located in The Bahamas where there are no income taxes. In 1998, 1997 and 1996, the Company recorded current federal income tax provisions of $11,477,000, $5,754,000 and $513,000 and current state income tax provisions of $279,000, $614,000 and $63,000, respectively, relating to US operations, and in 1998, the Company recorded a deferred federal income tax benefit of $3,747,000 relating to US operations. In 1997, the Company also recorded $1,593,000 and $450,000 in current federal and state income tax benefits resulting from an extraordinary loss.

The effective income tax rate on income before extraordinary items varies from the statutory federal income tax rate as a result of the following factors:

                                         For The Year Ended December 31,
                                         ------------------------------
      (Dollars In Thousands)              1998        1997        1996
                                         ------      ------      ------

      Statutory federal income tax rate    35.0%       35.0%       35.0%
      Non US-source income                (27.1)      (31.6)      (33.9)
      Other                                 4.3         3.5          .1
                                         ------      ------      ------
      Effective tax rate                   12.2%        6.9%        1.2%
                                         ======      ======      ======

The components of the deferred tax assets and liabilities were as follows:

                        SUN INTERNATIONAL HOTELS LIMITED

                                                           December 31,
                                                      ----------------------
      (Dollars In Thousands)                             1998         1997
                                                      ---------    ---------

      Deferred tax liabilities
        Basis differences on land held for
          investment, development or resale           $  (6,200)   $ (50,600)
        Basis differences on property and equipment     (44,300)     (44,300)
        Other                                            (2,100)      (3,100)
                                                      ---------    ---------
         Total deferred tax liabilities                 (52,600)     (98,000)
                                                      ---------    ---------
      Deferred tax assets
        Net operating loss carryforwards                187,300      215,400
        Book reserves not yet deductible for tax
          return purposes                                15,800       18,400
        Basis difference on debt                            400        9,500
        Tax credit carryforwards                          2,800        1,000
        Other                                             6,000        5,300
                                                      ---------    ---------
        Total deferred tax assets                       212,300      249,600
        Valuation allowance for deferred tax assets    (201,953)    (197,600)
                                                      ---------    ---------
        Deferred tax assets, net of valuation
          allowance                                      10,347       52,000
                                                      ---------    ---------
        Net deferred tax liabilities                  $ (42,253)   $ (46,000)
                                                      =========    =========

A valuation allowance has been recorded against the portion of those deferred tax assets that the Company believes will more likely than not remain unrealized. Such deferred tax assets primarily relate to the net operating loss carryforwards related to SINA at the Effective Date. If such deferred tax assets were to be realized, the corresponding reduction to the valuation allowance would reduce the carrying value of goodwill.

For federal income tax purposes, SINA had net operating loss carryforwards of approximately $535.0 million at December 31, 1998; however, due to the Merger, $434.0 million of these net operating loss carryforwards (the "Pre-Change NOLs") are limited in their availability to offset future taxable income of the Company. As a result of these limitations, approximately $11.3 million of Pre-Change NOLs will become available for use each year through the year 2008; an additional $8.4 million will be available in 2009. An additional $13.0 million of these Pre-Change NOLs would be available to offset gains on sales of assets owned at the date of the Merger that are sold within five years of that date. The remaining Pre-Change NOLs are expected to expire unutilized.

The restricted NOL carryforwards that the Company believes will become available for utilization in spite of the limitations expire as follows: $60.0 million in 2005, $23.0 million in 2006, $31.0 million in 2007, $12.0 million in 2008, $1.0 million in 2009 and $8.0 million in 2011. The unrestricted NOLs that the Company believes may be used to offset future income expire as follows: $44.0 million in 2008 and $57.0 million in 2012.

Note 14-Supplemental Cash Flow Disclosures

Interest paid in 1998 and 1997, net of amounts capitalized, amounted to $3,390,000 and $21,052,000, respectively. Income taxes paid in 1998 and 1997 amount to $6,960,000 and $519,000, respectively. In 1996, these amounts were not materially different than amounts reflected as provisions in the accompanying consolidated statements of income.

                        SUN INTERNATIONAL HOTELS LIMITED

Non-cash investing and financing activities in 1998 and 1997 included the following:

            (Dollars In Thousands)                              December 31,
                                                             -----------------
                                                               1998      1997
                                                             -------   -------

      Increase (decrease) for valuation adjustments
                  Goodwill                                        --   $ 6,950
                  Land                                            --   $(5,000)
                  Accounts payable and accrued liabilities        --   $ 1,950
      Exchange of real estate in Atlantic City
        for reduction in CRDA obligation                          --   $ 2,200
      Property and equipment acquired under capital
        lease obligations                                    $ 5,098        --

Note 15 -Commitments and Contingencies

Casino License

The operations of casinos in both The Bahamas and Atlantic City are subject to regulatory controls. A casino license must be obtained in each jurisdiction by the operator and the license must be periodically renewed and is subject to revocation at any time. In the event that the Company is not able to maintain its licenses, management believes that the Company would still realize the carrying value of its related assets.

Casino Reinvestment Development Authority ("CRDA") Obligations

The New Jersey Casino Control Act, as amended, requires the Company to purchase bonds issued by the CRDA, or to make other investments authorized by the CRDA, in an amount equal to 1.25% of its gross gaming revenues, as defined. The CRDA bonds have interest rates ranging from 3.9% to 7.0% and have repayment terms of between 20 and 50 years.

At December 31, 1998, the Company had $10.9 million face value of bonds issued by the CRDA and had $16.0 million on deposit with the CRDA. These bonds and deposits, net of an estimated discount to reflect the below-market interest rate payable on the bonds, are included in deferred charges and other assets in the accompanying consolidated balance sheets. The fair value of the CRDA bonds approximates their carrying value.

New Heads of Agreement

In 1997, the Company amended an agreement (the "Amended Agreement") reached with the Bahamian Government in 1995 that provided for certain investment incentives to encourage the Company to undertake an expansion program at Atlantis. The Amended Agreement provides for additional incentives in recognition of the significant increase in the size and scope of the Paradise Island Expansion. The Amended Agreement

                        SUN INTERNATIONAL HOTELS LIMITED

provides for certain fixed gaming taxes as well as a 10% gaming tax to be paid on gaming win over $20.0 million. Further, the Amended Agreement provides for a 50% credit against all variable gaming tax paid for a period of 11 years. This tax structure became effective January 1, 1998.

In order to secure the tax incentives as described, in addition to the Paradise Island Expansion and creation of a minimum of 2,000 new jobs for Bahamian citizens at Atlantis, the Company is obligated to construct an additional 562 rooms on Paradise Island in place of the Pirate's Cove Beach Resort (a 562-room hotel on Paradise Island) which the Company demolished during the fourth quarter of 1998.

The Amended Agreement also provides for a new five-year joint marketing agreement, pursuant to which the Bahamian Government shall match the Company's contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media.

Control of Sun International

Sun International Investments Limited ("SIIL") has agreed with the Bahamian Government not to reduce its voting interest in SIHL below 45% until six months after completion of the Paradise Island Expansion. Thereafter, SIIL has agreed to control a majority of the SIHL Board of Directors for a period of five additional years.

Litigation, Claims and Assessments

The Company is a defendant in certain litigation and is aware of certain claims and assessments incurred in the normal course of business. In the opinion of management, based on the advice of counsel, the aggregate liability, if any, arising from such matters will not have a material adverse effect on the accompanying consolidated financial statements.

A complaint was filed in December 1997 on behalf of a plaintiff and a purported class of GGE shareholders against SIHL, GGE and various affiliates, directors and officers of SIHL and GGE. The complaint alleges that the Proxy Statement and Prospectus issued by SIHL and GGE in November 1996, in connection with the Merger, was false and misleading with regard to statements made about a License and Service Agreement entered into between GGE and The Griffin Group. The Company believes that the case is without merit and intends to vigorously defend its actions. In September 1998, the Company filed a Motion for Summary Judgment to dispose of the claim, which motion has been fully briefed and is pending a court decision.

Purchase Commitments

At December 31, 1998, the Company had unfunded contracts in place for capital expenditures related to the Paradise Island Expansion and related to room renovations at the Resorts Casino Hotel in Atlantic City of $28.0 million and $12.0 million, respectively.

Note 16-Segment Information

Statement of Financial Accounting Standards No.131 "Disclosures about Segments of an Enterprise and Related Information" requires the disclosure of information regarding the operations of the Company based upon how management makes operating decisions and assesses performance of such segments. The Company operates in four geographical segments in one industry, the development, operation and management of premier resort and casino properties. The Company evaluates the performance of its

                        SUN INTERNATIONAL HOTELS LIMITED

segments based primarily on operating profit before corporate expenses, interest expense, interest income, income taxes and non-recurring items. The following is an analysis of net revenues, contribution to consolidated income before provision for income taxes and extraordinary item and total assets, depreciation and amortization of goodwill and capital additions by geographical location:

Net Revenues
                                                For The Year Ended December 31,
                                                ------------------------------
(Dollars In Thousands)                            1998       1997       1996
                                                --------   --------   --------
Casino/hotel
Atlantic City, New Jersey (a)
            Gaming                              $234,736   $244,156   $     --
            Rooms                                 16,148     16,514         --
            Food and beverage                     26,692     27,085         --
            Other casino/hotel                    11,460     11,344         --
            Less: promotional allowances         (28,295)   (28,465)        --
                                                --------   --------   --------
                                                 260,741    270,634         --
                                                --------   --------   --------
Paradise Island, The Bahamas
            Gaming                                84,606     85,454     77,342
            Rooms                                 78,794     80,332     67,243
            Food and beverage                     59,901     64,244     60,372
            Other casino/hotel (b)                34,157     36,886     34,746
            Less: promotional allowances         (12,497)   (13,293)   (12,102)
                                                --------   --------   --------
                                                 244,961    253,623    227,601
                                                --------   --------   --------

                Total casino/hotel               505,702    524,257    227,601

Management and other fees
            Connecticut (c)                       34,613     17,356      3,565
            Indian Ocean                           6,032      5,273      4,497
Other segments                                     4,531     12,026      4,453
                                                --------   --------   --------
                Net revenues                    $550,878   $558,912   $240,116
                                                ========   ========   ========

                        SUN INTERNATIONAL HOTELS LIMITED

Contribution to Consolidated Income before Provision for Income Taxes and Extraordinary Item

                                                 For The Year Ended December 31,
                                                 ------------------------------
(Dollars In Thousands)                             1998       1997       1996
                                                 --------   --------   --------

Casino/hotel
      Atlantic City, New Jersey (a)              $ 19,915   $ 21,591   $     --
      Paradise Island, The Bahamas (b)             42,132     46,240     32,690
                                                 --------   --------   --------
                                                   62,047     67,831     32,690
                                                 --------   --------   --------
Management and other fees, net of amortization
      Connecticut (c)                              33,376     16,504      3,565
      Indian Ocean                                  6,032      5,273      4,497
General corporate                                 (19,505)   (14,682)   (10,947)
Non-recurring pre-opening expenses                (25,961)        --         --
Other segments                                        621      9,698      4,453
Corporate marketing, retail and public relations   (4,404)        --         --
                                                 --------   --------   --------
      Income from operations                       52,206     84,624     34,258
                                                 --------   --------   --------
Other income (expense)
      Interest income                              15,651     16,144     12,499
      Interest expense, net of capitalization      (4,516)   (24,370)    (3,133)
Equity in earnings of associated companies
      Indian Ocean                                  2,730      1,691      1,452
      France (d)                                       --        523      1,078
Gain on sale of equity interest
   in associated company (d)                           --     13,386         --
Other, net                                           (316)       335        144
                                                 --------   --------   --------
      Income before provision for income
      taxes and extraordinary item               $ 65,755   $ 92,333   $ 46,298
                                                 ========   ========   ========

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions

(Dollars In Thousands)                           As of December 31, 1998      Year Ended December 31, 1998
                                                 -----------------------      ----------------------------
                                                                               Depreciation
                                                                                   and
                                                                               Amortization      Capital
                                                       Total Assets             of Goodwill     Additions
                                                       ------------            ------------   ------------
Casino/hotel
      Atlantic City, New Jersey                        $    407,060            $     14,155   $     16,572
      Paradise Island, The Bahamas                          981,014                  15,993         13,569
      Paradise Island Expansion,
        opened December 1998 (e)                                 --                      --        381,321
                                                       ------------            ------------   ------------
                                                          1,388,074                  30,148        411,462
                                                       ------------            ------------   ------------
Real estate related
      Atlantic City, New Jersey                              56,839                      --         11,727
      Paradise Island, The Bahamas                           31,726                      --         18,371
                                                       ------------            ------------   ------------
                                                             88,565                      --         30,098
                                                       ------------            ------------   ------------
Equity investment in Indian Ocean                            26,894                      --             --
General corporate                                           119,614                   1,835            553
Corporate marketing, retail and public relations              1,891                      97          1,870
Other segments                                                  695                       1             13
                                                       ------------            ------------   ------------
                                                       $  1,625,733            $     32,081   $    443,996
                                                       ============            ============   ============

                        SUN INTERNATIONAL HOTELS LIMITED

(Dollars In Thousands)                           As of December 31, 1997      Year Ended December 31, 1997
                                                 -----------------------      ----------------------------
                                                                               Depreciation
                                                                                   and
                                                                               Amortization      Capital
                                                       Total Assets             of Goodwill     Additions
                                                       ------------            ------------   ------------
Casino/hotel
      Atlantic City, New Jersey                        $    418,486            $     13,424   $      9,062
      Paradise Island, The Bahamas                          327,910                  13,874         11,107
      Paradise Island Expansion,
        under construction                                  225,514                      --        178,328
                                                       ------------            ------------   ------------
                                                            971,910                  27,298        198,497
                                                       ------------            ------------   ------------
Real estate related
      Atlantic City, New Jersey                             155,368                      --         19,726
      Paradise Island, The Bahamas                           28,284                      --          1,012
                                                       ------------            ------------   ------------
                                                            183,652                      --         20,738
                                                       ------------            ------------   ------------
Equity investment in Indian Ocean                            28,396                      --             --
General corporate                                           190,782                   1,341            465
                                                       ------------            ------------   ------------
                                                       $  1,374,740            $     28,639   $    219,700
                                                       ============            ============   ============

(Dollars In Thousands)                           As of December 31, 1996      Year ended December 31, 1996
                                                 -----------------------      ----------------------------
                                                                               Depreciation
                                                                                   and
                                                                               Amortization      Capital
                                                       Total Assets             of Goodwill     Additions
                                                       ------------            ------------   ------------
Casino/hotel
      Atlantic City, New Jersey (a)                    $    380,470            $         --   $         --
      Paradise Island, The Bahamas                          286,101                  11,357         12,936
      Purchase of Pirate's Cove Beach Resort                 38,000                      --         38,000
      Paradise Island Expansion,
        under construction                                   20,646                      --         18,200
                                                       ------------            ------------   ------------
                                                            725,217                  11,357         69,136
                                                       ------------            ------------   ------------
Real estate related
      Atlantic City, New Jersey (a)                         159,104                      --             --
      Paradise Island, The Bahamas                           27,272                      --             --
                                                       ------------            ------------   ------------
                                                            186,376                      --             --
                                                       ------------            ------------   ------------
Equity investment in Indian Ocean                            28,295                      --             --
Equity investment in France (d)                               4,831                      --             --
General Corporate                                           177,900                      85         10,340
                                                       ------------            ------------   ------------
                                                       $  1,122,619            $     11,442   $     79,476
                                                       ============            ============   ============

(a) Atlantic City operations are included in SIHL's consolidated financial statements effective January 1, 1997 pursuant to the Merger described in
      Note 1.
(b)   Includes tour operations.
(c)   Mohegan Sun Casino in Connecticut opened in October 1996.
(d)   Equity investment in France was sold in June 1997.
(e) The total assets and depreciation for 1998 are included in Paradise Island, The Bahamas.

Note 17 -Equity in Earnings of Associated Companies

                        SUN INTERNATIONAL HOTELS LIMITED

The accompanying consolidated financial statements include equity in earnings of associated companies as a result of the Company's 22.8% interest in a company that owns and operates beach resort hotels in the Indian Ocean ("Sun Indian Ocean") and 25% equity holding in a company that owns and operates casinos in France ("Sun France").

On June 17, 1997, the Company sold its investment in Sun France for cash proceeds of $18.8 million. The resulting gain on sale of investment was $13.4 million.

The following summarized financial information of Sun Indian Ocean has been prepared under United States generally accepted accounting principles at and for the years ended December 31, 1998, 1997 and 1996; converted to thousands of US dollars at the appropriate exchange rate.

                                   For The Year Ended December 31,
                                   ------------------------------
                                     1998       1997       1996
                                   --------   --------   --------

      Revenues                     $ 88,773   $ 87,576   $ 74,850
      Income from operations         17,172     13,942     13,626
      Income before income taxes     14,237      9,114      9,858

                                            December 31,
                                   ------------------------------
                                     1998       1997       1996
                                   --------   --------   --------

      Current assets               $ 23,123   $ 25,821   $ 24,497
      Total assets                  152,594    160,245    167,634
      Current liabilities            31,714     36,271     40,428
      Shareholders' equity           83,394     88,990     92,241

Note 18-Derivative Financial Instruments

The Company is exposed to market risks arising from changes in interest rates. Due to current governmental policies in The Bahamas which equate one Bahamian dollar to one United States dollar and to its limited foreign operations in other jurisdictions, the Company does not have material market risk exposures relative to changes in foreign exchange rates.

Credit Exposure

The Company is exposed to credit related losses in the event of non-performance by counter parties to certain interest rate swaps. The Company monitors the credit worthiness of the counter parties and presently does not expect default by any of the counter parties. The Company does not obtain collateral in connection with its derivative financial instruments.

The credit exposure that results from interest rate swaps is represented by the fair value of contracts with a positive fair value as of the reporting date. See
Note 19, Fair Value of Financial Instruments, for the fair value of derivatives. The Company had no credit exposure on its interest rate swaps at December 31, 1998.

Interest Rate Risk Management

                        SUN INTERNATIONAL HOTELS LIMITED

The Company uses interest rate swap agreements to manage the impact of interest rate changes on the Company's Revolving Credit Facility. The amounts exchanged by the counter parties to interest rate swap agreements normally are based upon the notional amounts and other terms, generally related to interest rates, of the derivatives. While notional amounts of interest rate swaps form part of the basis for the amounts exchanged by the counter parties, the notional amounts are not themselves exchanged, and therefore do not represent a measure of the Company's exposure as an end user of derivative financial instruments. At December 31, 1998 and 1997, notional principal amounts related to interest rate swaps (variable to fixed rate) were $90.0 million and $20.0 million, respectively. As of January 1, 1999, the notional principal amounts increased by $35.0 million which amount matures January 1, 2002. The swap portfolio maturities at December 31, 1998 are as follows: December 31, 2001- $50.0 million and January 1, 2002- $40.0 million. As of December 31, 1998, the weighted average fixed rate payment on the variable to fixed rate swaps was 6.86%. Variable rates received are indexed to LIBOR rate.

Note 19-Fair Value of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The assumptions used have a significant effect on the estimated amounts reported.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments: (a) Cash and cash equivalents, receivables, other current assets, accounts payable, accrued liabilities and variable rate debt: The amounts reported in the accompanying consolidated balance sheets approximate fair value; (b) Fixed-rate debt: Fixed rate debt is valued based upon published market quotations, as applicable. The carrying amount of remaining fixed-rate debt approximates fair value; (c) Interest rate swaps: The fair value of interest rate swaps was determined from the representations of financial institutions. At December 31, 1998, the carrying value and negative fair value of the Company's interest rate swaps was $0 and $5.2 million, respectively.

                        SUN INTERNATIONAL HOTELS LIMITED

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       SUN INTERNATIONAL HOTELS LIMITED


Date: June 29, 1999                    By: John R. Allison
                                           --------------------------------
                                           Name:  John R. Allison
                                           Title: Executive Vice President
                                                  Chief Financial Officer

                        SUN INTERNATIONAL HOTELS LIMITED

                                  EXHIBIT INDEX

                                                                    Sequentially
Exhibit No.          Description                                   Numbered Page
-----------          -----------                                   -------------

   3.1               Asset and Land Purchase                            72
                      Agreement between
                      Sheraton Desert Inn Corporation, Starwood
                      Hotels and Resorts Worldwide, Inc.,
                      Sheraton Gaming Corporation,
                      Sun International Hotels Limited
                      and Sun International Nevada, Inc.
                      dated as of May 17, 1999

   3.2               Management Agreement between the
                      government of Dubai and Sun                      159
                      International Management Limited
                      and Sun International Hotels Limited
                      dated as of June 5, 1998