Form 20-F
period 1999-12-31
SUN INTERNATIONAL HOTELS LTD
filed 2000-06-30
CIK 914444

As filed with the Securities and Exchange Commission on June 30, 2000



                                     UNITED STATES

                          SECURITIES AND EXCHANGE COMMISSION

                                 Washington, D.C. 20549

                             --------------------------


                                     FORM 20-F
                      ANNUAL REPORT PURSUANT TO SECTION 13 OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                    for the fiscal year ended December 31, 1999
                           Commission file number 0-22794

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

-------------------------------------------------------------------------------

Ordinary Shares, $.001 par value per share            New York Stock Exchange
-------------------------------------------------------------------------------

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares: 32,681,480

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

               Yes           X              No
                        -----------                 -----------

Indicate by check mark which financial statement item the Registrant has elected to follow.
               Item 17                      Item 18       X
                        -----------                 -----------

                              TABLE OF CONTENTS

                                   PART I

                                                                         Page

Items 1 & 2     Description of Business and Properties                     3
Item 3          Legal Proceedings                                         27
Item 4          Control of Registrant                                     27
Item 5          Nature of Trading Market                                  29
Item 6          Exchange Controls and Other Limitations Affecting
                Security Holders                                          29
Item 7          Taxation                                                  30
Item 8          Selected Financial Data                                   32
Item 9          Management's Discussion and Analysis of Financial
                Condition and Results of Operations                       35
Item 9A         Quantitative and Qualitative Disclosures About
                Market Risk                                               44
Item 10         Directors and Officers of Registrant                      45
Item 11         Compensation of Directors and Officers                    48
Item 12         Options to Purchase Securities from Registrant or
                Subsidiaries                                              49
Item 13         Interest of Management in Certain Transactions            49


                                  PART II*


                                  PART III

Item 15         Defaults Upon Senior Securities                           50
Item 16         Changes in Securities and Changes in Security for
                Registered Securities                                     50

                                  PART IV

Item 17         Financial Statements                                      50
Item 18         Financial Statements                                      50
Item 19         Financial Statement and Exhibits                          50

*  Omitted pursuant to General Instruction G(b) of Form 20-F

                                            PART I

--------------------------------------------------------------------------------

ITEMS 1. & 2.  DESCRIPTION OF BUSINESS AND PROPERTIES

GENERAL

Sun International Hotels Limited ("Sun International" or the "Company") is an international resort and gaming company incorporated in The Bahamas which develops and manages premier resort and casino properties. The Company, through its subsidiaries, currently operates resort hotels and/or casinos in The Bahamas, Atlantic City, the Indian Ocean and Dubai. In addition, the Company earns income based on the gross revenues of a casino in Connecticut. The Company's largest property is the Atlantis Resort and Casino, a 2,317-room resort and casino located on Paradise Island, The Bahamas.

Sun International was established in 1993 in order to acquire the Paradise Island Resort and Casino and related operations from Resorts International, Inc. In May 1995, the Company acquired from Sun International Investments Limited ("SIIL") equity interests in Sun Resorts Limited ("Sun Indian Ocean") and Societe de Participation et d'Investissement dans les Casinos ("Sun France") and SIIL's project development and management businesses. SIIL and certain of its direct and indirect shareholders own approximately 54% of the Company's $.001 par value capital stock (the "Ordinary Shares"). The Company sold its interest in Sun France in early 1997. The Company is SIIL's sole investment vehicle for the development of entertainment, resort and gaming operations outside Africa. SIIL is a private holding company in which each of Caledonia Investments Plc, an English company publicly traded on the London Stock Exchange ("Caledonia"), Kersaf Investments Limited, a South African company traded on the Johannesburg Stock Exchange ("Kersaf"), and a trust for the benefit of the family of Mr. Solomon Kerzner, Chairman and Chief Executive Officer of the Company, controls approximately a one-third interest.

In December 1996, the Company acquired Griffin Gaming & Entertainment, Inc., which was subsequently re-named Sun International North America, Inc. ("SINA"). SINA is a holding company which, through Resorts International Hotel, Inc. ("RIH"), its indirect wholly owned subsidiary, is engaged in the ownership and operation of Resorts Atlantic City ("Resorts Atlantic City"). In addition, SINA, through its wholly owned subsidiary Sun Cove Limited ("Sun Cove") has a 50% interest in Trading Cove Associates ("TCA"), a Connecticut general partnership. SINA also provides management services to certain affiliated companies and owns a tour operator which wholesales tour packages and provides reservation services. SINA owns approximately 15 acres of land immediately adjacent to Resorts Atlantic City, and approximately nine acres at various sites in the Atlantic City area.

In 1996, the Mohegan Sun Casino in Uncasville, Connecticut (the "Mohegan Sun Casino") was developed for the Mohegan Tribe of Indians of Connecticut (the "Mohegan Tribe") by TCA. Prior to January 1, 2000, TCA held a management agreement (the "Management Agreement") with the Mohegan Tribal Gaming Authority (the "MTGA") relating to the management of the Mohegan Sun Casino. The Management

Agreement provided that TCA was entitled to receive between 30% and 40% of the net profits, as defined, of the Mohegan Sun Casino and was scheduled to expire in 2003. TCA was obligated to pay certain amounts to its partners or their affiliates as priority payments from its management fee income for services provided. These amounts were paid as TCA received sufficient management fees to meet the priority distributions.

In February 1998, the Mohegan Tribe appointed TCA to develop its approximately $800 million expansion of the Mohegan Sun Casino. In addition, TCA and the Mohegan Tribe agreed that effective January 1, 2000, TCA would turn over management of the Mohegan Sun Resort complex (which comprises the existing operations and the proposed expansion) to the Mohegan Tribe. In exchange for relinquishing its rights under its previous agreements, including the Management Agreement, beginning January 1, 2000, TCA receives annual payments of five percent of the gross revenues of the Mohegan Sun Resort complex for a 15-year period.

On May 18, 1999, the Company announced that it had entered into an Asset and Land Purchase Agreement (the "DI Purchase Agreement") with Starwood Hotels and Resorts Worldwide Inc. ("Starwood") pursuant to which the Company had agreed to acquire the Desert Inn Hotel and Casino in Las Vegas (the "Desert Inn") for approximately $275 million, subject to certain adjustments. On March 2, 2000, the Company and Starwood announced that they agreed to terminate the DI Purchase Agreement and that if Starwood sold the Desert Inn for less than the purchase price originally agreed by the Company, then the Company will pay to Starwood 50% of such deficit, as defined, up to a maximum of $15 million. In the event that Starwood sold the property for an amount in excess of the purchase price originally agreed by the Company, then the Company will share 50% of such excess as defined. Should the Company be required to pay $15 million of any potential deficit, it would be paid from a $15 million deposit (the "Deposit") previously paid to Starwood. The Deposit is included in deferred charges and other assets in the accompanying consolidated balance sheets. On April 28, 2000, Starwood announced that it had agreed to sell the Desert Inn for approximately $270 million, subject to certain post-closing adjustments, and on June 23, 2000, Starwood announced that it had closed on this transaction. Based on preliminary discussions with Starwood, the Company expects to be obligated to pay Starwood approximately $8 million and, accordingly, Starwood would return to the Company approximately $7 million of the Deposit.

On January 19, 2000, the Company announced that it had received a proposal from SIIL to acquire in a merger transaction all Ordinary Shares of the Company not already owned by SIIL or its shareholders for $24 per share in cash. To consider the proposal, the Company formed a committee of independent members of the Board of Directors (the "Special Committee") which retained its own financial and legal advisors. The proposed transaction was subject to various conditions, including approval by the Special Committee. On June 16, 2000, the Company announced that SIIL was not able to negotiate a mutually satisfactory transaction with the Special Committee and that SIIL advised the Company that its proposal had been withdrawn.

In order to allow shareholders of the Company to sell at least a portion of their Ordinary Shares at the price formerly proposed by SIIL, the Board of Directors of the Company approved a self-tender offer for up to 5,000,000 Ordinary Shares at a $24 per share cash price. The self-tender offer was commenced on June 26, 2000 and was made by an Offer to Purchase and related materials, copies of which were filed with the Securities and Exchange
Commission and mailed to the Company's shareholders. The self-tender offer is subject to the terms and conditions set forth in the Offer to Purchase, including the condition that the Ordinary Shares continue to be listed for trading on the New York Stock Exchange and that the Company remain subject to periodic reporting requirements of the Securities Exchange Act of 1934. The Company has been advised that the approximately 54% of the outstanding Ordinary Shares held by SIIL and its shareholders will not be sold in the self-tender.

In order to effect the self-tender, the Company amended its existing Revolving Bank Credit Agreement (the "Revolving Credit Facility") to allow the Company to repurchase up to $175 million worth of Ordinary Shares. As part of this amendment, the Revolving Credit Facility was reduced from $625 million to $500 million.

THE PROPERTIES

The Bahamas

Sun International, through its wholly owned Bahamian subsidiary, Sun International Bahamas Limited ("Sun Bahamas"), owns approximately 600 acres or almost 70% of Paradise Island. Approximately 90 acres remain available for future development. Paradise Island has extensive existing infrastructure and is easily accessible from the densely populated eastern United States. There are regularly scheduled airline flights from South Florida, New York City and various other major US cities to neighboring Nassau. Flights from South Florida and New York City have flight times of approximately 50 minutes and two and one-half hours, respectively.

The Company's largest property is the ocean-themed environment of "Atlantis" on Paradise Island. The property includes a 14-acre saltwater marine life habitat which features the world's largest open air aquarium, showcasing over 100 species of marine life, waterfalls, lagoons, adventure walks and a clear tunnel submerged in a predator lagoon through which visitors can walk and be surrounded by sharks, sea turtles, stingrays and other marine life. The total number of guest rooms at Atlantis is 2,317, which includes the 1,200-room Royal Towers which opened in December 1998 as part of a major expansion.

The expansion also included a new 100,000 square foot casino and entertainment center and expansive marine habitats, adventure rides, swimming pools and other entertainment attractions, as well as the Marina at Atlantis. The new Atlantis Casino, with approximately 1,000 slot machines and 78 table games, is the center of the new entertainment complex, which spans a seven-acre lagoon and connects the Royal Towers to the Coral Towers. The final project cost for this expansion totaled approximately $500 million, excluding $40 million of capitalized interest.

During the first quarter of 1999, the Company completed several additional development projects including a 30,000 square foot retail link connecting the Coral Towers to the new entertainment center, the new porte cochere for the Coral Towers, an 1,800 car parking garage, a new laundry facility and an arts and crafts market for 100 Bahamian tenants. During the second quarter of 1999, the Company completed the conversion of the previously existing 30,000 square foot casino space into a convention center and construction of a sports center which includes an 18-hole putting course and a tennis center. These projects, excluding the convention center, which is part of the expansion described above, cost approximately $100 million.

During the second half of 2000, the Company expects to implement an extensive maintenance capital expenditure program of approximately $15 million at Atlantis' Beach Towers. This program is scheduled to begin in August and be completed in December and will include the renovation of all of the Beach Towers' 425 rooms and improvements to certain public spaces.

During the fourth quarter of 1999, the redevelopment of the Paradise Island Golf Club into a first class championship venue, designed by Tom Weiskopf, was started. In early 2000, the Company began work on the infrastructure to support the Ocean Club Estates housing development, which comprises 121 luxury homesites surrounding the golf course. The cost of the golf course redevelopment and the infrastructure will be approximately $50 million. As of mid-June 2000, 100 of the available sites have been sold and the Company expects to realize approximately $100 million in net proceeds by June 30, 2000.

In addition to Atlantis and the Paradise Island Golf Club, the Company's Paradise Island operations include the Ocean Club, a luxury resort hotel with 59 guest rooms. The Company is in the process of expanding the Ocean Club to add an additional forty deluxe rooms, ten luxurious suites, two new restaurants--one of which will be associated with the renowned restaurateur Jean Georges, and significant enhancements to the existing pool and garden areas. It is anticipated that the Ocean Club expansion will be completed by October 2000 and will cost approximately $50 million.

Sun Bahamas also owns and operates shops, restaurants, bars and lounges, tennis courts and other resort facilities on Paradise Island, as well as roads and other land improvements on Paradise Island, and a water and sewage system which serves, at stated charges, substantially all facilities on Paradise Island, including non-affiliated customers. In connection with the Company=s expansion on Paradise Island, the Bahamian Government constructed a new bridge connecting New Providence/Nassau and Paradise Island and the Paradise Island Tourist and Development Authority, a non-profit entity formed to promote Paradise Island, implemented a $20 million road and infrastructure improvement program.

In an attempt to further diversify the product mix available at Atlantis, the Company has formed a joint venture with Vistana, Inc. ("Vistana"), a subsidiary of Starwood, to develop a timeshare project. The Company and Vistana each have a 50% interest in the joint venture. The Company=s current plans are to develop 198 timeshare units with Vistana with the first phase consisting of 82 units. As part of its joint venture agreement, the Company contributed land and Vistana contributed cash based on the number of timeshare units to be developed. During the second quarter of 2000, construction began on the first phase and timeshare sales began in May 2000.

Sun Bahamas owns a 100-room beach front resort hotel, Paradise Paradise. This property was closed to the public in September 1998 and has been used since then to house expatriate professionals and construction staff.

The Company previously had plans for an additional 700-room Phase III hotel project at Atlantis. However, considering its available development resources and alternative uses of capital, the Company has postponed this project, and as a result, annual tax incentives of approximately $3.0 million pursuant to the Company's agreement with the Bahamian Government have been suspended. See "Items 1&2. Description of Business and Properties - Certain Matters Affecting the Company's Bahamian Operations - Heads of Agreement" for a description of these tax incentives. In the event the Company begins construction of the Phase III project, these tax incentives will be reinstated. Although the Company currently has no plans to proceed with the Phase III development, it will continue to consider the results at its Paradise Island operations as well as general business trends and alternative uses of its capital in determining the timing of proceeding with Phase III.

In September 1999, Paradise Island was hit by Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating. The Paradise Island properties suffered approximately $45 million of property damage. At Atlantis, 230 rooms were taken out of service for three months and the Ocean Club was closed for approximately three and a half months. The Company had full property and business interruption insurance coverage and remedial work was completed by year-end 1999. Hurricane Floyd was the first significant hurricane to hit Paradise Island in over thirty years.

Sun International Resorts, Inc., a Florida corporation and an indirect wholly-owned subsidiary of the Company, together with its subsidiaries based in Florida, provides general and administrative support services, marketing services, travel reservations and wholesale tour services for the Company's Paradise Island operations.

Atlantic City

Resorts Atlantic City commenced operations in May 1978 and was the first casino/hotel opened in Atlantic City. This was accomplished by the conversion of the former Haddon Hall Hotel, a classic hotel structure originally built in the early 1900's, into a casino/hotel. It is situated on approximately seven acres of land with approximately 310 feet of Boardwalk frontage overlooking the Atlantic Ocean. Resorts Atlantic City consists of two hotel towers, the 15-story Ocean Tower and the nine-story Atlantic City Tower, a 700 car parking garage and approximately three acres of surface lot parking. In addition to the casino facilities described below, the casino/hotel complex includes approximately 644 guest rooms, the 1,400-seat Superstar Theater, seven restaurants, a VIP slot and table player lounge, an indoor swimming pool, a public lounge, a health club and retail stores. The complex also has approximately 50,000 square feet of convention facilities, including eight large meeting rooms and a 16,000 square foot ballroom.

Resorts Atlantic City has approximately 77,000 square feet of gaming space which includes a 59,000 square foot casino, a 13,000 square foot satellite simulcast facility and a simulcast pari-mutuel betting area of approximately 5,000 square feet. Within the facilities Resorts Atlantic City operates 70 table games comprising 33 blackjack tables, seven roulette tables, seven craps tables, and 23 other specialty games that include Caribbean Stud, Baccarat, Mini-Baccarat, Let It Ride, Three-card Poker, Pai Gow Poker, Big Six, Pai Gow, and Spanish Twenty One. There are also 2,330 slot machines and five betting windows and four customer-operated terminals for simulcast pari-mutuel betting.

In July 1999, the Company completed a renovation of Resorts Atlantic City which included extensive renovations to the casino floor, hotel lobby, guest rooms and suites, room corridors, restaurants, the hotel porte cochere, public areas and the addition of a new VIP player lounge. The total cost of the 1999 expansion was approximately $47 million. In the third quarter of 2000, the Company expects to begin an additional renovation of the casino which includes construction of a new nine-bay bus depot, a waiting area with seating for approximately 250 patrons and various other amenities. The relocation of the bus waiting area will provide better access to certain slot machines which is currently hindered when the existing waiting area is full. Additionally, the casino floor will be expanded to include an additional 148 slot machines, 4 to 5 table games and a simulcast machine. The total cost of this project is expected to be approximately $5 million.

In addition to Resorts Atlantic City, SINA owns approximately 15 acres of additional developable land immediately adjacent to Resorts Atlantic City. Approximately 4.4 acres of this land is currently utilized by Resorts Atlantic City for parking. SINA, through a wholly owned subsidiary, also owns the approximate 5.5 acre site of the former Steeplechase Pier directly across the Boardwalk from Resorts Atlantic City. A portion of this site is available for future development. In total, Resorts Atlantic City and adjacent development parcels approximate 27 acres. The Company is currently reviewing the development potential of Resorts Atlantic City and the adjacent real estate.

SINA also owns a 2.5 acre site in Atlantic City which is utilized as a warehouse for Resorts Atlantic City and various other non-operating sites approximating 15 acres.

Connecticut

Sun Cove has a 50% interest in, and is a managing partner of, TCA, a Connecticut general partnership, that developed and, until January 1, 2000, managed the
Mohegan Sun Casino, a casino and entertainment complex in Uncasville, Connecticut. TCA managed the Mohegan Sun Casino pursuant to the Management Agreement. The Management Agreement provided that TCA was entitled to receive between 30% and 40% of the net profits, as defined, of the Mohegan Sun Casino and was scheduled to expire in 2003.

The Tribe appointed TCA to develop its approximately $800 million expansion of the Mohegan Sun Casino. The expansion includes an additional 120,000 square foot casino, a 1,200-room hotel, an arena and additional retail space. It is anticipated that the new casino will open in the fourth quarter of 2001 with the hotel opening in the second quarter of 2002. In addition, TCA and the Mohegan Tribe agreed that effective

January 1, 2000, TCA would turn over management of the Mohegan Sun Resort complex (which comprises the existing operations and the proposed expansion) to the Mohegan Tribe. In exchange for relinquishing its rights under its previous agreements, including the Management Agreement, beginning January 1, 2000, TCA receives income of five percent of the gross revenues of the Mohegan Sun Resort complex for a 15-year period.

The Mohegan Sun Casino has a Native American theme that is conveyed through architectural features and the use of natural design elements such as timber, stone and water. Guests enter the Mohegan Sun Casino through one of four major entrances, each of which is distinguished by a separate seasonal theme; winter, spring, summer and fall, emphasizing the importance of the seasonal changes to tribal life. The Mohegan Sun Casino currently includes approximately 150,000 square feet of gaming space and features more than 3,000 slot machines, 152 table games, 42 poker tables and parking for 7,200 cars. The site for the Mohegan Sun Casino is located approximately one mile from the interchange of Interstate 395 and Connecticut Route 2A, which is a four-lane expressway. A four-lane access road from Route 2A (with its own exit) gives patrons of the Mohegan Sun Casino direct access to Interstate 395, which is connected to Interstate 95, the main highway linking Boston, Providence and New York. This road system allows customers to drive directly into the property from the interstate highway system without encountering any traffic light.

In connection with the original development of the Mohegan Sun Casino, in 1996 the Company acquired $20 million of subordinated notes (the "Subordinated Notes") issued by MTGA. The Subordinated Notes earned interest at 15% per annum. Interest payable on the Subordinated Notes was satisfied by the issuance of additional Subordinated Notes. Interest payments through December 31, 1999 of approximately $17 million on the Subordinated Notes were satisfied in this manner.

In 1996, the Company also acquired $50.0 million of notes (the "Additional Subordinated Notes") from MTGA related to a construction completion guarantee, which bore interest at prime plus 1%. Interest payable on the Additional Subordinated Notes was satisfied by the further issuance of Additional Subordinated Notes. Interest payments through December 31, 1999 of approximately $15.5 million on the Additional Subordinated Notes were satisfied in this manner. In each of October 1999, 1998 and 1997, the Company sold $2.8 million Additional Subordinated Notes, which included accrued interest thereon, to its partner in TCA.

On December 31, 1999, the aggregate balance on the Subordinated Notes and the Additional Subordinated Notes of $94.1 million, including accrued interest, was repaid in full.

Sun Cove, an indirect, wholly owned subsidiary of the Company, is one of two managing partners of TCA. All decisions of the managing partners require the concurrence of Sun Cove and the other managing partner, Waterford Gaming, L.L.C. In the event of deadlock there are mutual buy-out provisions.

Indian Ocean

Through June 16, 2000, Sun International owned a 22.8% interest in Sun Indian Ocean, a Mauritian company which is publicly traded on the Mauritius Stock Exchange. Effective June 16, 2000, Sun Indian Ocean issued additional shares of stock under a rights issue in which the Company did not participate, effectively reducing the Company's ownership interest to 20.4%. Sun Indian Ocean is regarded as one of the premier resort operators in the Indian Ocean and owns five beach resort hotels in Mauritius: the 175-room Le Saint Geran Hotel ("Le Saint Geran"), the 200-room Le Touessrok Hotel & Ile Aux Cerfs ("Le Touessrok"), the 248-room La Pirogue Hotel ("La Pirogue"), the 333-room Le CoCo Beach ("Le CoCo Beach") and the 238-room Sugar Beach Resort Hotel ("Sugar Beach"). Sun Indian Ocean also owns the 187-room Le Galawa Beach Resort ("Le Galawa") in the Comoros. Mauritius and the Comoros are tropical islands located in the Indian Ocean approximately 1,200 miles and 200 miles, respectively, from the east coast of mainland Africa.

Le Saint Geran was closed in April 1999 for reconstruction and reopened in December 1999.

The resorts in Mauritius and the Comoros are marketed primarily to luxury and mid-market tourists from Europe and southern Africa. Le Saint Geran and Le Touessrok offer deluxe accommodations and are acknowledged by the European travel trade to be among the finest beach resorts in the world. The Conde Nast Awards for Tourism recently rated Le Touessrok as the number one beach resort in the world and Le Saint Geran was also included in the top ten. La Pirogue, Le CoCo Beach, Sugar Beach and Le Galawa cater to mid-market and budget travelers.

Mauritius' tourist industry mainly comprises visitors from Great Britain, Germany, France, Italy and South Africa. Scheduled air service to and from Mauritius is provided through scheduled flights on numerous airlines including Air France, British Airways, Cathay Pacific, Singapore Airlines, Air India, Air Mauritius, Condor and South African Airlines. Sun Indian Ocean is a leading resort operator at the upper end of the market.

Pursuant to the management agreements with Sun Indian Ocean, the Company provides comprehensive management services under individual management agreements with each of Le Saint Geran, Le Touessrok, La Pirogue, Sugar Beach and Le CoCo Beach. The term of each of these management agreements (the "Sun Indian Ocean Management Agreements") continues through December 2008.

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

Dubai

The Company has entered into an agreement to manage the 258-room Royal Mirage Hotel in Dubai which opened in August 1999. The agreement has a term of twenty years from the opening of the hotel. Under the terms of the management agreement, the Company receives a management fee calculated as a percentage of revenues (1.5%) and gross operating profits, as defined (10%). The management fee schedule may be renegotiated after ten years.

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

During the third and fourth quarter of 1999, the Company's Bahamian operations were negatively impacted by the effects of Hurricane Floyd in September 1999. The Company's property in The Bahamas sustained some damage, for which remedial work was completed by year-end 1999, and experienced a number of customer cancellations. The Company was fully insured for property loss and business interruption. The Company expects to remain fully insured against property and business interruption damage resulting from storms. However, as a result of Hurricane Floyd, as well as substantial losses experienced by the overall insurance industry throughout the past year, effective July 1, 2000, the Company anticipates that premiums on its insurance coverage will increase substantially.

COMPETITION

General

The resort and casino industries are characterized by a high degree of competition among a large number of participants and are largely dependent on tourism. The Company competes with resorts both with and without gaming and with gaming facilities generally, including land-based casinos, river boat, dockside and cruise ship on-board casinos and other forms of gaming, as well as other forms of entertainment. A number of the Company's competitors are larger and have greater financial and other resources than the Company. In addition, a number of jurisdictions have recently legalized gaming and other jurisdictions are considering the legalization of gaming. The Company cannot predict what effect a continued proliferation of gaming and the resulting increase in competition could have on the Company's ability to compete effectively in the future.

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

The Bahamas

The Company's Paradise Island operations compete with cruise ships and other hotels and resorts, particularly those on Paradise Island and New Providence Island in The Bahamas as well as those on Grand Bahama Island and the Caribbean islands. There are approximately 8,300 rooms for overnight guests on Paradise Island and New Providence Island combined, of which approximately 3,700 are located on Paradise Island, including 2,376 in hotels owned and operated by the Company. The Marriott Crystal Palace, a resort and casino with a theater and other amenities located on New Providence Island, across Nassau harbor from Paradise Island, is Atlantis' primary competitor on Paradise Island and New Providence Island.

Atlantis also competes with the Princess Casino and Hotel and The Lucayan, which are both located on Grand Bahama Island, approximately 40 minutes by air from Paradise Island. The Princess Casino and Hotel includes a 30,000 square foot casino, a 960-room hotel, restaurants and other leisure facilities. The Lucayan is a new property which opened its first phase in May 2000 consisting of 550 hotel rooms. An additional 800 rooms are scheduled to open in December 2000, bringing the total room count to 1,350. Once completed, The Lucayan will also include 14 restaurants and lounges, a 36-hole golfing complex and 40,000 square feet of meeting space. In addition, a new 30,000 square foot casino is planned at The Lucayan and is expected to open in the summer of 2001. The Atlantis Casino also competes with gaming casino facilities located in hotels and resorts in Puerto Rico, with cruise ships which effectively provide additional rooms and with resorts and casinos located on other Caribbean islands, in Atlantic City, in Las Vegas and elsewhere in the United States.

Atlantic City

Competition in the Atlantic City casino/hotel market is intense. Casino/hotels compete on a number of different bases, including promotional allowances given to customers, entertainment, advertising, services provided to patrons, caliber of personnel, attractiveness of the hotel and casino areas and related amenities, and parking facilities. Resorts Atlantic City competes directly with 11 casino/hotels in Atlantic City which, in the aggregate, contain approximately 1,173,000 square feet of gaming area, including simulcast betting and poker rooms, and over 11,000 hotel rooms. Significant additional expansion is expected in the near future due to expansion projects to be financed by the Casino Reinvestment Development Authority (the "CRDA"), a public authority, as well as the construction of new casino/hotels announced for the Marina area and the South Inlet section.

Resorts Atlantic City is located at the eastern end of the Boardwalk adjacent to the Trump Taj Mahal Casino Resort (the "Taj Mahal"), which is next to the Showboat Casino Hotel (the "Showboat"). These three properties have a total of approximately 2,700 hotel rooms and approximately 325,000 square feet of gaming space in close proximity to each other. A 28-foot wide enclosed pedestrian bridge between Resorts Atlantic City and the Taj Mahal allows patrons of both hotels and guests for events being held at Resorts Atlantic City and the Taj Mahal to move between the facilities without exposure to the weather. A similar enclosed pedestrian bridge connects the Showboat to the Taj Mahal, allowing patrons to walk under cover among all three casino/hotels. The remaining nine Atlantic City casino/hotels are located approximately one-half mile to one and one-half miles to the west on the Boardwalk or in the Marina area of Atlantic City.

In recent years, competition for the gaming patron outside of Atlantic City has become extremely intense. In 1988, only Nevada and New Jersey had legalized casino operations. Currently, almost every state in the United States has some form of legalized gaming. Also, The Bahamas and other destination resorts in the Caribbean and Canada have increased the competition for gaming revenue. Directly competing with Atlantic City for the day-trip patron are two gaming properties on Indian reservations in Connecticut. One is Foxwoods Resort and Casino ("Foxwoods") operated by the Pequot Tribe. Foxwoods currently has more than 5,800 slot machines, and for the year 1999 had slot revenue of approximately $730 million, which is more than twice the slot revenue of the largest casino/hotel in Atlantic City. The other, the Mohegan Sun Casino, which opened in October 1996 and until December 31, 1999 was managed by TCA, has more than 3,000 slot machines and had slot revenue of approximately $490 million in 1999. The Oneida Indians operate a casino near Syracuse, New York. Other Indian tribes in the states of New York, Rhode Island and Connecticut are seeking federal recognition in order to establish gaming operations which would further increase the competition for day-trip patrons. In addition, three racetracks in the State of Delaware, combined, operate more than 4,000 slot machines.

This rapid expansion of casino gaming, particularly that which has been or may be introduced into jurisdictions in close proximity to Atlantic City, adversely affects RIH's operations as well as the Atlantic City gaming industry.

Connecticut

Because the Mohegan Sun Casino is marketed primarily to day-trip customers, it competes primarily with Foxwoods and, to a lesser extent, with casinos in Atlantic City, New Jersey, certain of which have greater resources and name recognition than the Mohegan Sun Casino. Currently, Foxwoods is the only casino in operation within 150 miles of the Mohegan Sun Casino site. Foxwoods is located approximately 10 miles from the Mohegan Sun Casino site and is currently the largest gaming facility in the United States in terms of the number of slot machines, with more than 5,800 slot machines currently in operation. In addition, Foxwoods offers a number of amenities that the Mohegan Sun Casino does not currently offer, including hotels and extensive non-gaming entertainment facilities.

Casino gaming in the northeastern United States may be conducted by federally recognized Indian tribes operating under the Indian Gaming Regulatory Act of 1988 ("IGRA"). In addition to the Pequot Tribe, which operates Foxwoods, a federally recognized tribe in Rhode Island and a federally recognized tribe in Massachusetts are each seeking to establish gaming operations in their respective states. In April 1999, the

St. Regis Mohawk Tribe opened a casino in upstate New York while the Oneida Tribe, which operates a previously existing gaming facility in upstate New York, is seeking to expand its operations. In addition, a number of Indian tribes in the northeastern United States are seeking federal recognition in order to establish gaming operations. The Company cannot predict whether any of these tribes will be successful in establishing gaming operations and, if established, whether such gaming operations will have a material adverse effect on the operations of the Mohegan Sun Casino.

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

Other Existing Operations

Sun  Indian  Ocean's   resorts  on  Mauritius  and  the  Comoros,   as  vacation
destinations, are in competition with other locations offering vacations to tourists from Europe, southern Africa and parts of Asia. In Mauritius, there is also competition from other resorts on the island. In the Comoros, however, there are no competitive resorts at the current time. In the luxury end of the Mauritian hotels market, Sun Indian Ocean owns two of the five luxury hotels offering a total of 375 rooms, while the competing hotels offers a combined 344 rooms. A sixth hotel, with 90 rooms, which would be further competition in the luxury end market is scheduled to open in September 2000. Sun Indian Ocean faces more competition for the mid-market La Pirogue and Sugar Beach and for the budget Le CoCo Beach. In total, there are approximately 4,000 hotel rooms of international quality available in Mauritius, of which 1,500 are marketed in approximately the same price bracket as La Pirogue, Le CoCo Beach and Sugar Beach.

CERTAIN MATTERS AFFECTING THE COMPANY'S BAHAMIAN OPERATIONS

Airline Arrangements

The majority of patrons at the Company's resorts on Paradise Island arrive through Nassau International Airport located on New Providence Island. This large facility is served by several carriers offering scheduled jet service from New York, Atlanta, Toronto, Miami and other cities. Ground transportation is facilitated by two bridges linking Paradise Island and New Providence Island.

Union Contract Arrangements

In The Bahamas, approximately 2,600 employees are represented by The Bahamas Catering and Allied Workers Union (the "Union"). Sun Bahamas participates in The Bahamas Hotel Employers Association (the "Association"), which represents resort operators in the Paradise Island-New Providence Island area. The

Association's existing contract with the Union expires January 1, 2003. Labor relations in The Bahamas have not been stable over the last few years with occasional work stoppages occuring, not only at Atlantis, but also at publicly run entities, such as the Bahamian Electric Corporation and Bahamas Telephone Company. As the country's largest private employer, the Company is often the target of labor disputes.

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

Casino Win Tax

In replacement of the higher gaming taxes and fees previously payable to The Hotel Corporation of The Bahamas, the Bahamian Government agreed, beginning January 1, 1998, until December 2018 to set annual casino license fees at $100,000 per thousand square feet of casino space, plus a minimum annual casino win tax of $4.1 million on all gaming win up to $20 million and 10% on all gaming win over $20 million. Additionally, during the 11 years beginning 1998, the Bahamian Government will reduce the annual casino license fees by $5 million and reduce by 50% the win tax to be paid on gaming win over $20 million. These terms are subject to an agreement with the Bahamian Government described below under "Heads of Agreement".

The following table summarizes, for the periods shown, the taxes and fees paid or accrued by Sun Bahamas under the Gaming Act and certain agreements with the Bahamian Government:

                                            Years Ended December 31,
                                    ------------------------------------------
                                         1999           1998          1997
                                    ------------------------------------------
Casino win                          $  9,631,000   $  7,327,000   $  7,400,000
Basic license and operating fees         200,000        200,000      6,500,000
                                    ------------   ------------   ------------
  Total                             $  9,831,000   $  7,527,000   $ 13,900,000
                                    ============   ============   ============

Heads of Agreement

In 1995, the Company reached an agreement with the Bahamian Government that provided for certain investment incentives to encourage the Company to undertake an expansion program at Atlantis (the "1995 Agreement"). In 1997, this agreement was amended to provide additional tax incentives (the "1997 Agreement") provided that certain conditions were met by the Company. The tax structure under the 1997 Agreement, which became effective January 1, 1998, is described above under "Casino Win Tax".

In order to secure the tax incentives provided in the 1997 Agreement, the Company was obligated to begin construction of at least 562 rooms on Paradise Island in place of the Pirate's Cove Beach Resort (a 562-room hotel on Paradise Island) which the Company demolished during the fourth quarter of 1998. The Company previously had plans for an additional 700-room Phase III hotel project at Atlantis which would have satisfied this condition. However, considering its available development resources and alternative uses of capital, the Company has postponed this project. As a result, in June 2000, the Company was notified by the Bahamian Government that some of these additional incentives have been suspended. Effective July 1, 2000, the casino win tax will revert back to the structure in the 1995 Agreement, as follows. There is no change in the $4.1 million win tax on gaming win up to $20 million, however, the Company will incur 12.5% win tax on gaming win between $20 million and $120 million, and 10% win tax on gaming win in excess of $120 million. The $5 million annual reduction of fees will still apply; however, in lieu of the 50% credit on win tax to be paid on gaming win over $20 million, the Company will receive a 45% credit on win tax to be paid on gaming win between $20 million and $120 million. The effect of these changes is expected to approximate a $3 million per year increase of gaming win tax. Under its agreement with the Bahamian Government, the additional tax incentives under the 1997 Agreement will be reinstated in the event the Company begins construction of these additional rooms. Although the Company currently has no plans to proceed with the Phase III development, it will continue to consider the results at its Paradise Island operations as well as general business trends and alternative uses of its capital in determining the timing of proceeding with Phase III.

The 1997 Agreement also provides for a new five-year joint marketing agreement, pursuant to which the Bahamian Government shall match the Company=s contribution, up to $4 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media.

Control of Sun International

SIIL has agreed to control a majority of Sun International's Board of Directors through June 30, 2004.

CERTAIN MATTERS AFFECTING THE COMPANY'S ATLANTIC CITY OPERATIONS

Convention Center and Casino/Hotel Expansion

In May 1997, the State of New Jersey opened a convention center. The convention center has 500,000 square feet of continuous exhibit space, and an additional 109,000 square feet of meeting rooms, making it the largest center from Atlanta to Boston.

The convention center was part of a broader plan that included the expansion of the Atlantic City International Airport, a new 500-room convention hotel, which opened in November 1997, and the transformation of the main entryway into Atlantic City into a new corridor. In 1997, this new corridor, which links the new convention center and hotel with the Boardwalk, was completed. In all, six blocks were transformed into an expansive park with extensive landscaping, night-time lighting, and a large fountain and pool with an 86-foot lighthouse. Officials have commented upon the need for improved commercial air service into Atlantic City as a factor in the success of the convention center. See further discussion under "Transportation Facilities" below.

It is believed that additional hotel rooms are necessary to support the convention center as well as to allow Atlantic City to become a competitive destination resort. To further spur construction of new hotel rooms and renovation of substandard hotel rooms into deluxe accommodations, a total of $175 million has been set aside by the CRDA, to aid in financing such projects. To date, the CRDA has authorized financing in the amount of $105 million which has resulted in the construction of approximately 2,680 new hotel rooms and has reserved funding in the amount of $70 million to four casinos, including Resorts Atlantic City for the construction of up to 3,770 additional hotel rooms. RIH's share of the funding reserved by the CRDA is $27.3 million to construct up to 1,500 rooms. Also, Mirage Resorts, Inc. ("Mirage"), a Las Vegas, Nevada casino/hotel company, has been selected to be the developer of an approximate 180-acre tract in the Marina area of Atlantic City (the "H-Tract"). Mirage previously announced plans to build a 2,000-room destination resort and entered into an agreement with Boyd Gaming Corp. to build a $750 million, 1,500-room casino/hotel to be called the Borgata. Groundbreaking for the Borgata is expected in the third quarter of 2000 with an opening in 2002. Also included in the development of the H-Tract is the construction of a tunnel and connector road link between the Atlantic City Expressway and the Marina area, for which infrastructure improvements were considered requisite to the expansion plans announced for the Marina area. The groundbreaking for the tunnel construction occurred in November 1998 and the tunnel is expected to be completed in 2001. Mirage had indicated that its proposed resort would open shortly after the roadway is complete. MGM Grand, Inc. ("MGM") had also announced plans for the construction of a new casino/hotel in the South Inlet section of Atlantic City, the size and scope of which has yet to be formally announced. In the second quarter of 2000, MGM acquired all of the outstanding shares of Mirage. As a result of this merger, the scope and timing of the Mirage and MGM developments in Atlantic City is uncertain.

Although these developments are viewed as positive and favorable to the future prospects of the Atlantic City gaming industry, management of RIH, at this point, can make no representations as to whether, to what extent or to how these developments may affect RIH's operations.

Transportation Facilities

The lack of an adequate transportation infrastructure in the Atlantic City area continues to negatively affect the industry's ability to attract patrons from outside its core geographic area. In 1996, the Atlantic City International Airport (located approximately 12 miles from Atlantic City) was expanded to double the size of the terminal and add departure gates, to improve the baggage handling system and provide sheltered walkways connecting the terminal and planes. However, scheduled service to that airport from major cities by national air carriers remains extremely limited.

Since the inception of gaming in Atlantic City there has been no significant change in the industry's marketing base or in the principal means of transportation to Atlantic City, which continues to be by automobile and bus. The resulting geographic limitations and traffic congestion have restricted Atlantic City's growth as a major destination resort.

RIH continues to utilize day-trip bus programs. A non-exclusive easement enables Resorts Atlantic City to utilize a bus tunnel under the adjacent Taj Mahal, which connects Pennsylvania and Maryland Avenues, and a service road exit from the bus tunnel. This reduces congestion around the Pennsylvania Avenue bus entrance to Resorts Atlantic City. To accommodate its bus patrons, Resorts Atlantic City currently has a temporary waiting area which is located adjacent to the casino. As noted above in "Items 1 & 2 Description of Business and Properties - Atlantic City", in the third quarter of 2000, the Company expects to begin construction of a new bus depot and waiting area consisting of nine bays, seats for approximately 250 patrons and other various amenities.

In conjunction with a street beautification and housing project that was given approval by the CRDA, that agency has engaged consultants to explore the feasibility of the beautification and widening of North Carolina Avenue which would allow for improved traffic flow in a more appealing corridor from Absecon Boulevard (Route 30) to the main entrance of Resorts Atlantic City. Also, as noted in "Convention Center and Casino/Hotel Expansions" above, construction of a tunnel and connector road link between the Atlantic City Expressway and the Marina area began in November 1998.

Union Contract Arrangements

At Resorts Atlantic City, approximately 1,400 employees of the total 3,300 workforce are covered under collective bargaining agreements with RIH. There are four separate unions representing hotel and restaurant employees, electrical workers, engineers and painters and maintenance workers. The contract relating to hotel and restaurant employees, which includes 1,100 of RIH's unionized waiters, was renewed in September 1999 for a term of five years, while the other contracts run until December 2001.

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

Casino License

A casino license is initially issued for a term of one year and must be renewed annually by action of the NJCCC for the first two renewal periods succeeding the initial issuance of a casino license. Thereafter the NJCCC may renew a casino license for a period of four years, although the NJCCC may reopen licensing hearings at any time. A license is not transferable and may be conditioned, revoked or suspended at any time upon proper action by the NJCCC. The NJCCA also requires an operations certificate which, in effect, has a term coextensive with that of a casino license. On February 26, 1979, the NJCCC granted a casino license to RIH for the operation of the Resorts Hotel Casino. In January 2000, RIH's license was renewed until January 31, 2004. In order for a casino license to be renewed, the licensee must show by clear and convincing evidence that it meets all of the criteria set out in the NJCCA, including the qualification of holding, intermediary and subsidiary companies of a casino licensee and of the directors, officers and certain employees of such companies.

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

License Fees, Taxes and Investment Obligations

The NJCCA provides for casino license renewal fees, other fees based upon the cost of maintaining control and regulatory activities and various license fees for the various classes of employees. In addition, a casino licensee is subject annually to a tax of 8% of "gross revenue" (defined under the NJCCA as casino win, less provision for uncollectible accounts up to 4% of casino win) and license fees of $500 on each slot machine. Also, the NJCCA has been amended to create an Atlantic City fund (the "AC Fund") for economic development projects other than the construction and renovation of casino/hotels. Beginning in fiscal year 1995/1996 and for the following three fiscal years, if the amount of money expended by the NJCCC and the Division of Gaming Enforcement is less than $57,300,000, the prior year's budget for these agencies, the amount of the difference is to be contributed to the AC Fund. Thereafter, beginning with fiscal year 1999/2000 and for the following three fiscal years, an amount equal to the average paid into the AC Fund for the previous four fiscal years shall be contributed to the AC Fund. Each licensee's share of the amount to be contributed to the AC Fund is based upon its percentage of the total industry gross revenue for the relevant fiscal year. After eight years, the casino licensee's requirement to contribute to this fund ceases.

The following table summarizes, for the periods shown, the fees, taxes and contributions assessed upon RIH by the NJCCC.

                                          Years Ended December 31,
                                -------------------------------------------
                                     1999            1998           1997
                                -------------------------------------------
Gaming tax                      $ 17,701,000    $ 18,785,000   $ 19,581,000
License and other fees             3,603,000       3,733,000      3,453,000
Contribution to AC Fund              307,000         496,000        392,000
                                ------------    ------------   ------------
Total                           $ 21,611,000    $ 23,014,000   $ 23,426,000
                                ============    ============   ============

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

Effective for 1984 and subsequent years, the amended NJCCA requires a licensee to satisfy its investment obligation by purchasing bonds to be issued by the CRDA or by making other investments authorized by the CRDA, in an amount equal to 1.25% of a licensee's gross revenue. If the investment obligation is not satisfied, then the licensee will be subject to an investment alternative tax of 2.5% of gross revenue. Licensees are required to make quarterly deposits with the CRDA against their current year investment obligations. RIH's investment obligations for the years 1999, 1998 and 1997 amounted to $2.8 million, $2.9 million and $3.1 million respectively, and, with the exception of minor credits received for making donations, have been satisfied by deposits made with the CRDA. At December 31, 1999, RIH held $8.2 million face amount of bonds issued by the CRDA and had $18.2 million on deposit with the CRDA. The CRDA bonds issued through 1999 have interest rates ranging from 3.6% to 7.0% and have repayment terms of between 20 and 50 years.

CERTAIN MATTERS AFFECTING THE COMPANY'S CONNECTICUT OPERATIONS

Regulation

The Mohegan Tribe is a federally recognized Native American Indian tribe with approximately 1,100 members, whose federal recognition became effective May 15, 1994. In May 1994, the Mohegan Tribe and the State of Connecticut entered into a gaming compact to authorize and regulate Class III gaming operations (slot machines and table games). TCA managed the development and construction and, until January 1, 2000, managed the operation and marketing of the Mohegan Sun Casino.

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

Expansion

In February 1998, the Mohegan Tribe appointed TCA to develop its approximately $800 million expansion of the Mohegan Sun Casino, which includes an additional 120,000 square foot casino, an entertainment arena and additional retail space expected to open by the end of 2001, as well as a 1,200-room hotel expected to open in the second quarter of 2002.

TCA Management Agreement

The Mohegan Tribe and TCA entered into the Management Agreement pursuant to which the Mohegan Tribe engaged TCA to develop, operate, manage and maintain the Mohegan Sun Casino in exchange for an annual fee which is calculated in three tiers based upon net revenues (as defined) as set forth below (in thousands):


                                      I               II               III
                                 -----------------------------------------------
                                               Annual Fee         Annual Fee
                                               From Tier I        From Tiers I &
                                 40% of        Plus 35% of        II Plus 30% of
                                 Net Revenues  Net Revenues       Net Revenues
                                 Up To         Between            Above
                                 ------------  ------------------ --------------
Year 1                            $ 50,546     $ 50,547 -  63,183   $  63,183
Year 2                              73,115       73,116 -  91,394      91,394
Year 3                              91,798       91,799 - 114,747     114,747
Year 4                              95,693       95,694 - 119,616     119,616
Year 5                             104,107      104,108 - 130,134     130,134
Year 6 (subject to buyout option)  114,335      114,336 - 142,919     142,919
Year 7 (subject to buyout option)  130,944      130,945 - 163,680     163,680


Management Fees

The monthly management fee payments to TCA were calculated against 1/12th of targeted annual net revenue amounts set forth in the TCA Management Agreement and then adjusted to actual net revenue amounts realized annually within 60 days of the close of each fiscal year. As defined in the Management Agreement, "Net Revenues" of the Mohegan Sun Casino means the amount of gross revenues of the facility, less operating expenses and certain specified categories of revenue, such as income from any financing or refinancing, taxes or charges received from patrons on behalf of and remitted to a governmental entity, proceeds from the sale of capital assets, insurance proceeds and interest on the reserve fund. Net revenues include "Net Gaming Revenues", which are equal to the amount of "net win" (the difference between gaming wins and losses) less all gaming related operational expenses. In addition, TCA was required to establish, and, together with the Mohegan Tribe, make monthly contributions to, a replacement reserve fund (the "Reserve Fund"), which was used to pay approved budgeted capital expenditures for the Mohegan Sun Casino. The annual TCA contribution to such fund was $1.2 million.

Term

The term of the Management Agreement was seven years from the date of the opening of the Mohegan Sun Casino. However, pursuant to an agreement between TCA and the Mohegan Tribe, effective January 1, 2000, TCA turned over management of the Mohegan Sun Resort complex (which comprises the existing operations and the proposed expansion) to the Mohegan Tribe. In exchange for relinquishing its rights under its existing agreements, including the Management Agreement, beginning January 1, 2000, TCA receives annual payments of five percent of the gross revenues of the Mohegan Sun Resort complex for a 15-year period. Until January 1, 2000, there were no changes in TCA's existing agreements with the Mohegan Tribe.

Priority Payments

Pursuant to subcontracts for management services, organization and administrative services and marketing services provided to TCA, prior to January 1, 2000 the Company received priority payments from TCA. Each of these priority payments were paid from TCA's management fees prior to the pro rata distribution to TCA's partners of TCA's profits. For seven years beginning January 1, 2000, TCA will pay to the Company the first $5 million from the five percent of gross revenues it receives from the MTGA as a priority payment prior to the prorata distributions to its partners.

Waiver of Sovereign Immunity

Pursuant to the Management Agreement and the Company's new agreement with the Mohegan Tribe, the Mohegan Tribe has waived sovereign immunity for the purpose of permitting, compelling or enforcing arbitration and has agreed to be sued by TCA in any court of competent jurisdiction for the purpose of compelling arbitration or enforcing any arbitration or judicial award arising out of TCA's agreement with the Mohegan Tribe. The parties have agreed that all disputes and claims arising out of TCA's agreement with the Mohegan Tribe or the Mohegan Tribe's gaming ordinance will be submitted to binding arbitration, which shall be the sole remedy of the parties, and that punitive damages may not be awarded to either party by any arbitrator. The Mohegan Tribe's waiver of sovereign immunity is limited to enforcement of money damages from undistributed or future net revenues of the Mohegan Sun Casino (or, under certain conditions, net revenues of other gaming operations of the Mohegan Tribe). Funds earned and paid to the Mohegan Tribe as the Mohegan Tribe's share of net revenues prior to any judgment or award are not subject to the waiver and would not be available for levy pursuant to any judgment or award.

Gaming Disputes Court

The Mohegan Tribe's Constitution (the "Mohegan Constitution") provides for the governance of the Mohegan Tribe by a tribal council, in which the legislative and executive powers of the Mohegan Tribe are vested, and a constitutional review board. On July 20, 1995, the tribal council enacted a tribal ordinance creating the Gaming Disputes Court (the "Court"), which is composed of a trial and an appellate branch. The Mohegan Constitution and the tribal ordinance establishing the Court give the Court exclusive jurisdiction for the Mohegan Tribe over all disputes and controversies related to gaming between any person or entity and the MTGA, the Mohegan Tribe or TCA. The Court has been authorized by the Mohegan Constitution to consist of at least four judges, none of whom may be members of the Mohegan Tribe and each of whom must be either a retired federal judge or Connecticut Attorney Trial Referee (who is an attorney appointed by the Connecticut Supreme Court).

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

RECENT EVENTS

Nevada

On May 17, 1999, the Company entered into the DI Purchase Agreement with Starwood pursuant to which the Company agreed to acquire the Desert Inn for approximately $275 million, subject to certain adjustments. On June 1, 1999, the Company paid the $15 million Deposit into an escrow account. On May 1, 2000, the Company and Starwood announced that they agreed to terminate the DI Purchase Agreement and that if Starwood sold the Desert Inn for less than the purchase price originally agreed by the Company, then the Company will pay to Starwood 50% of such deficit, as defined, up to a maximum of $15 million. In the event that Starwood sold the property in excess of the purchase price originally agreed by the Company, then the Company will share 50% in such excess, as defined. On April 28, 2000, Starwood announced that it had agreed to sell the Desert Inn for approximately $270 million, subject to certain post- closing adjustments, and on June 23, 2000, Starwood announced that it had closed on this transaction. Based on preliminary discussions with Starwood, the Company expects to be obligated to pay Starwood approximately $8 million and, accordingly, Starwood would return to the Company approximately $7 million of its $15 million Deposit.

Proposed Acquisition of Ordinary Shares

In January 19, 2000, the Company announced that it had received a proposal from SIIL to acquire in a merger transaction all Ordinary Shares of the Company not already owned by SIIL or its shareholders for $24 per share in cash. In response to the proposal, the Company formed the Special Committee which retained its own financial and legal advisors. The proposed transaction was subject to various conditions, including approval by the Special Committee. On June 16, 2000, the Company announced that SIIL was not able to negotiate a mutually satisfactory transaction with the Special Committee and that SIIL advised the Company that its proposal has been withdrawn.

In order to allow shareholders of the Company to sell at least a portion of their Ordinary Shares at the price formerly proposed by SIIL, the Board of Directors of the Company has approved a self-tender offer for up to 5,000,000 shares at a $24 per share cash price. The self-tender offer was commenced on June 26, 2000 and was made by an Offer to Purchase and related materials, copies of which were filed with the Securities and Exchange Commission and mailed to the Company's shareholders. The self-tender offer is subject to the terms and conditions set forth in the Offer to Purchase, including the condition that the Ordinary Shares continue to be listed for trading on the New York Stock Exchange and that the Company remain subject to periodic reporting requirements of the Securities Exchange Act of 1934. The Company has been advised that the approximately 54% of the outstanding Ordinary Shares held by SIIL and its shareholders will not be sold in the self-tender.

Forecast Earnings Announcement

The Company recently announced that it expects its second quarter of 2000 earnings per share (excluding land sales and certain non-recurring items) to be in the range of $.53 to $.58. The second quarter's results were adversely affected by disappointing trading at Resorts Atlantic City and a lower than expected hold percentage at the Atlantis Casino.

THE COMMONWEALTH OF THE BAHAMAS

The Commonwealth of The Bahamas had a population of approximately 300,000 in 1999. The Bahamas includes approximately 700 islands, 29 of which are inhabited, and extends from east of the Florida coast to just north of Cuba and Haiti. Over 60% of the population lives on New Providence Island, where Nassau, the capital of The Bahamas, is located. The Bahamas first obtained internal self-government in 1964 and became an independent nation within the British Commonwealth in 1973. The first elections under universal adult suffrage were held in November 1962. The present government was first elected in 1992 and re-elected in March 1997, having succeeded a government that was in power for over 20 years. The official language is English.

The currency of The Bahamas has been tied to the U.S. dollar since 1970 with an official exchange rate of U.S. $1.00 = 1.00 Bahamian dollar.

The Ministry of Tourism spends over $35 million annually to promote The Bahamas and in recent years the government has made large investments in the expansion of both Nassau Harbor and Nassau International Airport.

THE REPUBLIC OF MAURITIUS

The Republic of Mauritius is a small, multi-ethnic, independent country consisting of several islands with a land area of about 720 square miles. The Republic of Mauritius is located in the Indian Ocean and has a population of approximately 1,100,000. The main island, Mauritius, lies approximately 1,200 miles off the east coast of mainland Africa. The other islands are Rodrigues Island, the Agalega Islands and the Cargados Carajos Shoals. The climate is subtropical and generally humid. Most residents are bilingual, speaking English and French. Mauritius has been independent since 1968 and a republic since 1991. Presidential elections are held every five years and the next election will be held in 2001.


ITEM 3.  LEGAL PROCEEDINGS

Shareholder Litigation

Beginning on or about January 20, 2000, eight class action lawsuits were filed in courts of the states of New York, New Jersey and Florida by certain shareholders of the Company. These actions, purportedly brought as class actions on behalf of all public shareholders, name SIIL, the Company and directors of the Company (including Chairman and Chief Executive Officer Solomon Kerzner) as defendants, alleging generally that they breached their fiduciary duties to shareholders in connection with SIIL's proposal to acquire all of the Ordinary Shares not owned by SIIL or its shareholders for $24 per share. Currently, SIIL and its shareholders own approximately 54% of the outstanding shares of the Company. Answers were filed to each of the complaints on or about March 27, 2000. Subsequently, the eight class action lawsuits were consolidated into one, the Sun International Hotels Limited Class Action Lawsuit, and in May 2000, this consolidated complaint was filed with the Supreme Court of the State of New York, County of New York, docket No. 600250.


ITEM 4.  CONTROL OF THE REGISTRANT

SIIL owns approximately 42% of the outstanding Ordinary Shares and is the principal shareholder of the Company. World Leisure Group Limited ("WLG"), a company controlled by a trust for the benefit of the family of Mr. Solomon Kerzner, Chairman of the Board of Directors and Chief Executive Officer of the Company, indirectly controls through intermediate entities approximately one-third of the outstanding ordinary shares of SIIL. Peter Buckley, a director of the Company and SIIL, is also chairman and chief executive officer of Caledonia, which indirectly owns through intermediate entities approximately one-third of the outstanding ordinary shares of SIIL. Derek Hawton, a director of the Company and SIIL, is also chairman and chief executive officer of Kersaf, which indirectly controls through intermediate entities approximately one-third of the outstanding ordinary shares of SIIL.

SIIL has agreed with the Bahamian Government, among other things, to control a majority of the Board of Directors of the Company until June 30, 2004.

Ownership participation in SIIL is governed by a Subscription and Shareholders' Agreement. Rosegrove Limited ("Rosegrove") owns approximately two-thirds of the outstanding equity of SIIL and World Leisure Investments Limited, a Bermuda corporation ("WLI"), owns the remaining shares. WLI is owned by WLG, which is owned by a trust for the benefit of the Kerzner family. Rosegrove is owned indirectly and equally by Kersaf and Caledonia. Caledonia is a diversified trading and investment company listed on The London Stock Exchange. Kersaf is an industrial conglomerate whose interests span casino resorts, hotels, cinemas and entertainment centers. Kersaf is listed on The Johannesburg Stock Exchange. In addition to its holdings in SIIL, Rosegrove owns directly 2,625,000 Ordinary Shares, or approximately 8% of the outstanding Ordinary Shares of the Company. Certain subsidiaries of Kersaf own directly 1,610,000 Ordinary Shares, or approximately 4% of the outstanding Ordinary Shares of the Company and Kerry International Investments Limited, a subsidiary of WLG, owns directly 150,000 Ordinary Shares.

The following table sets forth certain information as of June 15, 2000 regarding the ownership of Ordinary Shares by: (i) any person who is known to the Company to be the owner of more than 10% of any class of the Company's voting securities and (ii) the directors and officers of the Company as a group:

Class of Shares      Owner                         Amount     Percent of Class
---------------      -----                       ----------   ----------------
Ordinary Shares      SIIL                        13,787,383        42.0%
Ordinary Shares      Baron Capital Group, Inc.    5,878,000        17.5%
Ordinary Shares      Directors and Officers as
                      a Group  (excluding shares          -    less than 1%
                      deemed owned by WLG)



ITEM 5.  NATURE OF TRADING MARKET

As of June 15, 2000, the Company had approximately 837 holders of record of approximately 32,682,350 Ordinary Shares, excluding one million shares held as treasury stock. As of June 15, 2000, there were an estimated 825 US holders of record holding approximately 46% of the Ordinary Shares. The Ordinary Shares do not trade on any foreign exchange. The Ordinary Shares have been listed and traded on the New York Stock Exchange (the "NYSE") since March 1, 1996. The following table sets forth the range of high and low closing sale prices of the Ordinary Shares as reported on the NYSE during the periods shown.

                                                High             Low

2000:   1st quarter                            $22.50           $15.88
        2nd quarter (through June 15, 2000)     21.00            17.00
1999:   1st quarter                             43.88            32.88
        2nd quarter                             47.19            33.00
        3rd quarter                             44.63            20.19
        4th quarter                             24.13            17.31
1998:   1st quarter                             47.38            35.06
        2nd quarter                             50.38            42.00
        3rd quarter                             46.75            34.63
        4th quarter                             45.44            31.00


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

There currently are no limitations on the right of nonresident or foreign owners to hold or vote the Ordinary Shares imposed by foreign law or by the Company=s Articles of Association.

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

Ownership of Ordinary Shares

Dividends on Ordinary Shares paid to United States Holders will be treated as dividend income for United States federal income tax purposes to the extent of the Company's undistributed current or accumulated earnings and profits as computed for federal income tax purposes. Such dividends will generally not be eligible for the dividends received deduction available to certain United States corporations under Section 243 of the Internal Revenue Code of 1986, as amended.

The Company is not a "passive foreign investment company" (a "PFIC"), a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") for United States federal income tax purposes.

The Company is not a CFC or a FPHC mainly due to SIIL's approximate 42% voting interest in the Company. If more than 50% of the voting power or value of the Company=s stock were owned (directly, indirectly or by attribution) by United States persons who each owned (directly, indirectly or by attribution) 10% or more of the voting power of the stock of the Company ("10% Shareholders"), the Company would become a CFC and each such 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If more than 50% of the voting power or value of the Company were owned (directly, indirectly or by attribution) by five or fewer individuals who are citizens or residents of the United States and if at least 60% of the Company=s income consisted of certain interest, dividend or other enumerated types of income, the Company would be an FPHC. If the Company were an FPHC, each United States Holder (regardless of the amount of stock owned by such United States Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specified types. If SIIL's ownership interest were to decrease, or if United States persons were to acquire a greater ownership interest in SIIL, then it is possible that the Company could become a CFC or FPHC if it otherwise satisfied the tests set forth above.

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

The Bahamas does not impose any income, capital gains or withholding taxes. Therefore, the Company will not be subject to income tax in The Bahamas on an ongoing basis and dividends paid on Ordinary Shares to holders thereof will not be subject to a Bahamian withholding tax (the Company, however, is subject to gaming taxes and other governmental fees and charges).

ITEM 8. SELECTED FINANCIAL DATA

The following table sets forth certain historical consolidated financial information of the Company for each of the five years ended December 31, 1999. The historical financial information as of December 31, 1999 and 1998, and for each of the three years ended December 31, 1999, 1998 and 1997 as set forth below, has been derived from the audited consolidated financial statements of the Company, included in this Form 20- F. All financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the audited consolidated financial statements and the related notes thereto, all included in this Form 20-F.


                                                                For the Year Ended December 31,
                                               ----------------------------------------------------------------
                                                   1999         1998         1997          1996        1995
                                                  (a)(c)       (b)(c)       (c)(d)          (e)
---------------------------------------------------------------------------------------------------------------
                                                       (Dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:

Gross revenues                                $  789,207   $   591,670    $  600,670    $  252,218    $ 223,214
Net revenues                                     738,967       550,878       558,912       240,116      213,940
Income from operations                           114,432        52,206        84,624        34,258       22,990
Net income                                        69,822        57,746        83,008        45,722       18,359
Diluted earnings per share (f)                      2.05          1.70          2.44          1.58         0.87

BALANCE SHEET DATA:

Total assets                                  $1,671,471    $1,625,733    $1,374,740    $1,122,619    $ 370,427
Long-term debt, net of current maturities        578,033       565,752       412,209       262,618      116,153
Redeemable common stock                                -             -             -             -       63,543
Shareholders' equity                             899,831       850,621       790,283       702,989      135,611

(a)  The results of operations for the year ended 1999 include pre-opening costs of $5.4 million related to a renovation  completed at Resorts Atlantic City in July 1999.

(b)  The results of operations for the year ended 1998 include only two weeks of operations of the Royal Towers on Paradise Island after its grand opening in  mid-December.  Income from operations and net income for the year ended 1998 reflect $26 million in pre-opening costs.

(c)  The Company acquired SINA on December 16, 1996. Accordingly, the results of operations  for the years ended  December 31,  1999,  1998 and 1997 include results of operations related to the SINA acquired assets including Resorts Atlantic  City. The results of operations for the last 16 days of 1996 were considered immaterial and were not included in the Company's results of operations for that year.

(d)  The results of operations  for the year ended  December 31, 1997 included a gain of $13.4  million  on the sale of the Company's casino interest in France.


(e) The Company opened the Mohegan Sun Casino in Uncasville, Connecticut in October 1996. Accordingly, the results in 1996 reflect the Company's share of revenues from two months of operations at this facility.

(f) Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share".

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Consolidated Results

1999 vs. 1998 The Company recorded net income of $69.8 million compared to $57.7 million in 1998. Diluted earnings per share increased to $2.05 in 1999 as compared to $1.70 in 1998. In July 1999, the Company completed a renovation of Resorts Atlantic City. Net income in 1999 included the write-off of incremental and non-recurring pre-opening expenses of $5.4 million related to the renovation. In 1998, net income included the write-off of incremental and non-recurring pre-opening expenses of $26.0 million related primarily to the opening at Atlantis in December 1998 of The Royal Tower, a 1,200 room deluxe hotel, a new 100,000 square-foot casino and entertainment center, expanded marine habitats and other entertainment attractions. On a proforma basis, excluding these non-recurring items, the Company earned net income of $75.2 million, or $2.21 per share on a diluted basis, and $83.7 million, or $2.46 per share in 1999 and 1998, respectively. Net revenues were $739.0 million in 1999 as compared to $550.1 million in 1998, excluding income received from Showboat pursuant to a lease that was terminated in February 1998 (the "Showboat Lease"). Operating expenses excluding the write-off of pre-opening expenses were $619.1 million in 1999 versus $472.7 million in 1998. This increase was largely due to the opening of the Royal Tower.

1998 vs. 1997 The Company recorded net income of $57.7 million in 1998 compared to $83.0 million in 1997. Diluted earnings per share decreased to $1.70 in 1998 as compared to $2.44 in 1997. As noted above, net income in 1998 included the write-off of incremental and non-recurring pre-opening expenses of $26.0 million related primarily to the opening of the Royal Towers. In addition, in 1997, net income reflected an extraordinary loss on the extinguishment of debt of $3.0 million and a non-recurring gain of $13.4 million on the sale of an equity interest in an associated company. On a proforma basis, giving effect to these non-recurring items, the Company earned net income of $83.7 million, or $2.46 per share on a diluted basis, and $72.6 million, or $2.14 per share in 1998 and 1997, respectively. Excluding income received pursuant to the Showboat Lease, net revenues were $550.1 million in 1998 as compared to $549.9 million in 1997. Operating expenses excluding the write-off of pre-opening expenses were $472.7 million in 1998 versus $474.3 million in 1997.

Segment Results

Segment results stated below conform to the Segment Information included in Note 16 of Notes to Consolidated Financial Statements included herein.

Paradise Island

1999 vs. 1998 The Company's Paradise Island operations generated income from operations of $93.6 million in 1999, as compared to $42.1 million in 1998. The Company's largest property on Paradise Island, Atlantis, achieved an average occupancy of 81%, compared to 87% in 1998, while the average daily rate increased by 13% to $211. The number of room nights available at Atlantis nearly doubled over 1998 as a result of the opening of The Royal Towers in December 1998. The casino generated gaming win of $130.5 million in 1999 as compared to $84.6 million in 1998. In 1999, table game win of $82.5 million, an increase of $32.5 million, was a result of increased table game drop (the dollar amount of chips purchased) of $177.7 million (or 52%), as well as increased hold percentage (ratio of table game win to dollar amount of chips purchased) from 14.9% to 16.1%. Slot win, of $48.1 million in 1999 reflected an increase from $34.6 million achieved in 1998 as a result of an increase in handle (dollar amounts wagered) of $147.2 million (or 41.6%), partially offset by a reduction in hold percentage from 9.8% to 9.7%.

The increase in income from operations reflects a substantial contribution in 1999 from Atlantis' new 1,200-room Royal Towers Complex, 100,000 square foot casino and associated recreational and entertainment facilities. In the fourth quarter of 1999, operations at Atlantis were negatively impacted by the effects of Hurricane Floyd in September 1999. The Company recorded revenues of $14.2 million as business interruption insurance recovery. During the fourth quarter of 1999, the average occupancy at Atlantis was 74% with an average room rate of $204.

Other factors effecting Paradise Island income from operations were increases in depreciation expense and management services fees paid to an affiliate.
Depreciation expense increased by $23.6 million largely due to the opening of Royal Towers and related facilities in December 1998. In 1999, management fees paid to affiliates increased by approximately $4.3 million as a result of changes in the management services agreement.

1998 vs. 1997 The Company's Paradise Island operations generated income from operations before pre- opening expenses of $42.1 million in 1998, as compared to the $46.2 million realized in 1997. Atlantis achieved an average occupancy of 87% for the year compared to 88% in 1997, while the average daily room rate increased by 8% to $187. The casino generated gaming win of $84.6 million, including table game win of $50.0 million, an increase in table game win of 4% over 1997. Slot win of $34.6 million represented a decrease of 7% from the previous year. The growth in table game win resulted from an increase in table game drop of $25.2 million (or 8%) which was partially offset by a decrease in the hold percentage from 15.5% to 14.9%. Slot win decreased due to a reduction in handle of $11.2 million (or 3%) and a reduction in slot hold percentage from 10.3% to 9.8%.

A significant factor in the decrease in operating earnings was the loss of earnings from Pirate's Cove Beach Resort, a 562-room hotel, which beginning in September 1997, was only used to house expatriate professionals and construction staff engaged in construction on Paradise Island and was not open to the public after that date. In 1997, Pirate's Cove Beach Resort contributed $3.1 million to income from operations. In October 1998, the Pirate's Cove Beach Resort was demolished. In addition, general and administrative expenses increased in 1998 by $3.2 million over the previous year, due primarily to the settlement of a new union contract, and operating earnings in 1998 included depreciation of approximately $1.0 million related to the Royal Towers for the last two weeks of the year after its opening. These reductions were partially offset by an increase in room revenues and increased casino department earnings, some of which were attributable to the opening of the Royal Towers in December 1998. The improved contribution from the casino was due primarily to a reduction in the rates of taxes and fees payable to the Government on casino win.

During the year, the property was negatively impacted by the construction of the Royal Towers which caused some rooms to be taken out of service to house construction workers and discounts to be given on patron room rates due to the disruption caused by the construction activities. In addition, the casino results reflected disruption during the process of its relocation. The entertainment center opened in October 1998 and the Royal Towers opened in December 1998.

Atlantic City

1999 vs. 1998 The Company operates in Atlantic City, New Jersey through its wholly-owned hotel and casino, Resorts Atlantic City. In 1999, the property generated net revenues of $243.1 million as compared to $260.7 million in 1998. Net revenues in 1999 included gaming win of $221.0 million, a decrease of $13.7 million (or 5.8%) from gaming win of $234.7 million in 1998. Slot revenues decreased by $15.7 million (or 9.2%) mainly due to a decrease in handle of $138.9 million (or 7.6%). Commencing in February 1999, the Company had taken out of service and/or removed from the floor as many as 800 slot units at a time during the renovation of Resorts Atlantic City described below. As a result, there was an average of 2,033 slot machines in service during the year 1999 compared to 2,253 in 1998.

The lower slot revenues were partially offset by an increase in table game revenues of $2.2 million (or 3.6%) over 1998. This was primarily due to an increase in table game drop of $39.2 million (or 9.4%) which was partially offset by a reduction in hold percentage to 14.1% in 1999 from 14.9% in 1998. The property also experienced slight decreases in rooms and food and beverage revenues in 1999 as a result of the renovation. Throughout the year, in order to complete the renovation of its existing hotel rooms, Resorts Atlantic City took out of service an average of 45 rooms of its existing inventory of 658. Upon completion of the renovation, the number of available rooms decreased to 644 compared to 662 in 1998. The decrease in other casino/hotel revenues was primarily due to lower complimentary entertainment revenues. With the availability of "Club 1133", an entertainment lounge which offers free admission to patrons, there were fewer headliner shows in the main theater. Operating earnings decreased by $20.2 million. While gaming revenues were down $13.7 million for the year 1999, gaming expense increased by $5.5 million. This was primarily due to increased promotional costs. The effect of fewer slot machines on the floor and lower hold percentage on table games had an unfavorable impact on casino revenues. Therefore, the property was not able to fully realize the effects of the increased promotional costs. Partially offsetting these unfavorable variances was a reduction in casino win tax which is based on a percentage of casino win.

On June 30, 1999, management completed the renovation of Resorts Atlantic City. The construction included extensive renovations to the casino, hotel lobby, guestrooms and suites, room corridors, restaurants, the hotel porte cochere and public areas. In addition, three new restaurants were created, replacing two older restaurants and a VIP player lounge was constructed. As of December 31, 1999, RIH had spent $47.3 million on the renovation.

1998 vs. 1997 In 1998, Resorts Atlantic City generated net revenues of $260.7 million as compared to $270.6 million in 1997. Net revenues included gaming win of $234.7 million and $244.2 million in 1998 and 1997, respectively. Slot revenues were $170.4 million in 1998 as compared to $170.0 million in 1997. The marginal increase in slot revenues resulted from an improved hold percentage, from 8.7% in 1997 to 9.4% in 1998, which was partially offset by a decline in handle of $124.6 million. The improvement in hold percentage was due to a change in the mix of business in favor of lower denomination machines, which generally have a higher hold percentage. Beginning in September 1997, management began the process of upgrading its slot product to include more of the popular $.25 machines. Table game win totaled $62.1 million in 1998 compared to $69.0 million in 1997. The decrease was due primarily to a decrease of $43.0 million in table game drop. The reduced drop resulted primarily from the elimination of less profitable junket business and lower volumes of summer walk-in business. Poker, simulcast and keno revenues were $2.2 million in 1998 as compared to $5.2 million in 1997, as the Company eliminated both poker and keno in March 1998. Operating earnings decreased by $1.7 million as reduced revenues were significantly offset by a cost containment program and cost reductions associated with the discontinued pursuit of certain market segments.

Connecticut

Until January 1, 2000, TCA earned management fees of between 30% to 40% of the Mohegan Sun Casino=s earnings after depreciation and interest. The percentage of profits distributed to the partnership started at 40% and declined to 30% based on predetermined profitability thresholds. Prior to distributing its profits equally to its partners, TCA contributed $1.2 million per annum to the casino=s capital reserve account, funded its own operating costs and then made certain priority payments to its partners or their affiliates.

In 1998, the Mohegan Tribe appointed TCA to develop its approximately $800 million expansion of the Mohegan Sun Casino. The expansion includes an additional 120,000 square foot casino, a 1,200-room hotel, an arena and additional retail space. It is anticipated that the new casino will open in the fourth quarter of 2001 with the hotel opening in the second quarter of 2002. In addition, TCA and the Mohegan Tribe agreed that effective January 1, 2000, TCA would turn over management of the Mohegan Sun Resort complex (which comprises the existing operations and the proposed expansion) to the Mohegan Tribe. In exchange for relinquishing its rights under its existing agreements, including the Management Agreement, beginning January 1, 2000, TCA receives annual payments of five percent of the gross revenues of the Mohegan Sun Resort Complex for a 15-year period.

1999 vs. 1998 During 1999, the Mohegan Sun Casino generated net revenues of $684.3 million as compared to $605.6 million in 1998. Net revenues included gaming win of $653.4 million and $576.7 million in 1999 and 1998, respectively. Slot win increased by $63.1 million to $485.2 million in 1999 from $422.1 million in1998. This was due to an increase in handle of $913.4 million to $6.201 billion, partially offset by a slight decrease in hold percentage. The gross win per slot machine per day increased from $395 in 1998 to $447 in 1999. Table game win increased by $7.8 million to $151.1 million in 1999 from $143.3 million in 1998. An increase in table game drop of $89.5 million (or 11.2%) was partially offset by a decreased hold percentage, from 17.9% in 1998 to 17% in 1999. Operating earnings before bingo (which is not managed by TCA) increased by $9.6 million (or 4.8%) to $209.0 million in 1999 from $199.4 million in 1998.

The overall Connecticut gaming market continued to demonstrate good growth during 1999 with slot revenues increasing by 9.9% over 1998.

TCA earned management fees of $59.6 million in 1999 as compared to $53.7 million in 1998. The Company earned fees from TCA of $32.6 million and $34.6 million in 1999 and 1998, respectively. The Company also earned development fees of $6.7 million in 1999.

1998 vs. 1997 During 1998, the Mohegan Sun Casino generated net revenues of $605.6 million as compared to $495.2 million in 1997. Net revenues included gaming win of $576.7 million and $469.4 million in 1998 and 1997, respectively. Slot win in 1998 was $422.1 million as compared to $333.0 million in 1997. This was due primarily to an increase in the handle of $1.040 billion to $5.288 billion. The hold percentage increased from 7.8% in 1997 to 8.0% in 1998 and the gross win per slot machine per day increased from $327 in 1997 to $395 in 1998. Table game win totaled $143.3 million in 1998 compared to $128.1 million in 1997. Table game drop increased by $60.3 million to $800.1 million and the hold percentage increased by 0.6 percentage points to 17.9%. The increase in level of play resulted from strong market growth in the region. Operating earnings before bingo and management fees increased by $77.7 million to $199.4 million.

TCA earned management fees of $53.7 million in 1998 as compared to $28.3 million in 1997. The Company earned fees from TCA of $34.6 million and $17.4 million in 1998 and 1997, respectively.

Indian Ocean

Through June 16, 2000, Sun International owned a 22.8% interest in Sun Indian Ocean. Effective June 16, 2000, Sun Indian Ocean issued additional shares of stock under a rights issue in which the Company did not participate, effectively reducing the Company's ownership interest to 20.4%. Sun Indian Ocean owns five beach resort hotels in Mauritius and one in the Comoro Islands. The Company also has long-term management contracts with these properties, which expire in 2008.

1999 vs. 1998 In 1999, the Indian Ocean resorts generated revenues of $84.0 million as compared to $88.8 million in 1998 and had net income of $11.9 million in 1999 compared to $10.8 in 1998. Although revenues and net income in 1999 reflect slight decreases compared to 1998, the hotels in the Mauritius performed extremely well over the previous year. The decreased operating results were primarily due to reduced revenues at Le St. Geran, a high-end luxury hotel which closed in April 1999 for renovations and did not reopen until December. Operating results included approximately $4.6 million of costs associated with the closing and re-opening of Le Saint Geran. Exclusive of Le Saint Geran, the other four hotels in the Mauritius had aggregate favorable variances in revenues and operating profits of $9.0 million and $5.2 million, respectively. These results were partially offset by reduced operating profit in the Comoro Islands. In 1999, the occupancy and average room rate in the Mauritius were 82.3% and $131, as compared to 80% and $133 in 1998.

In 1999 the Company earned management fees from Sun Indian Ocean of $5.7 million as compared to $5.9 million in 1998. The Company also earned $760,000 of development fees in 1999 compared to $90,000 in 1998. Equity earnings were $2.6 million and $2.7 million in 1999 and 1998, respectively.

1998 vs.1997 In 1998, the Indian Ocean resorts generated revenues of $88.8 million as compared to $87.6 million in 1997 and had net income in 1998 of $10.8 million as compared to $7.4 million in 1997. As a result of the effective devaluation of the Mauritian Rupee to the US dollar, the operating margin in 1998 improved over the prior year as revenues were maintained in US dollar terms, although costs in US dollar terms were lower than in 1997. This was partially offset by reduced operating profit in the Comoros Islands. In Mauritius, the average occupancy and average room rate in 1998 were 80% and $133, as compared to 76% and $134 in 1997. The decrease in average room rate reflected a decrease in the dollar value of the Mauritian currency.

In 1998, the Company earned management fees from Sun Indian Ocean of $5.9 million as compared to $5.3 million in 1997. The Company also earned $90,000 of development fees in 1998. Equity earnings in 1998 were $2.7 million as compared to $1.7 million in 1997.

Dubai

The Company entered into an agreement to manage the Royal Mirage Hotel, a 258-room beach resort hotel on Jumeira Beach in Dubai which opened in August 1998. During its four months of operation in 1999, the property earned revenues of $8.9 million and achieved net income of $873,000 after pre-opening costs of $1.0 million. In 1999, the Company earned management fees from the property of $538,000.

France

In June 1997, the Company sold its 25% investment in Sun France for a gain of $13.4 million. In 1997, prior to its sale, the Company recorded equity earnings of $523,000 and technical services fees of $350,000.

Other Factors Affecting Earnings

1999 vs. 1998 In 1999, pre-opening expenses were $5.4 million compared to $26.0 million in 1998. All of the pre-opening expenses in 1999 related to the opening of the renovation completed at Resorts Atlantic City in July. In 1998, pre-opening expenses related to the opening of the Royal Towers amounted to $25.3 million. These represented incremental and non-recurring charges specifically associated with the expansion and included payroll during the training period, non-recurring marketing of the new resort and the cost of a grand opening promotion. In addition, in 1998, $631,000 of pre-opening expenses were incurred related to the establishment of a new tour operation subsidiary in France. Such costs were not related to the ongoing operations of the Company and included no allocations of operating department costs.

General corporate expenses were $16.9 million in 1999 as compared to $19.5 million in 1998. The decrease was due primarily to lower payroll and related costs as no bonuses were earned in 1999 under the executive incentive bonus plan. Bonuses under this plan are based on the Company meeting certain earnings per share thresholds.

Other segments in 1999 include net revenues of $2.9 million received from Kersaf as a contribution against certain overhead costs. This contribution was fixed at $2.4 million in 1994 and increases at a rate of 3% per annum and has been paid annually. The Company is currently in discussions with Kersaf regarding the duration of Kersaf's obligation to make this contribution. Other segments contributed $2.3 million to consolidated operating income as compared to $621,000 in 1998. In 1999, $1 million of notes that were previously included in long-term debt were canceled and written off. Also in 1999, the Company received $600,000 as a final installment on the 1996 sale of a management contract as a result of certain conditions being met. Costs related to the Company's Year 2000 compliance were lower by $500,000 in 1999 compared to 1998. Other segments in 1998 included $754,000 rental from the Showboat Lease which was terminated in February 1998.

Interest expense of $50.7 million in 1999 was higher than the previous year by $46.2 million. In 1999, the amount of capitalized interest was $4.9 million compared to $35.3 million in 1998. Also in 1999, interest costs on the Company's revolving credit facility were $18.3 million higher than 1998 due to higher average borrowing levels.

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

In 1998, the Company opened a corporate marketing and public relations office in New York City. The total cost to operate this office in 1998 was $4.4 million.

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

Liquidity, Capital Resources and Capital Spending

At December 31, 1999, the Company's current liabilities exceeded its current assets by $30.4 million. Current liabilities included $17.0 million in capital creditors related to development projects on Paradise Island. At December 31, 1999, unrestricted cash and cash equivalents were $39.2 million. During the year, the Company generated $110 million in operating cash flow.

In November 1997, the Company filed a registration statement with the Securities and Exchange Commission pursuant to which the Company may, from time to time, issue in one or more series an aggregate of $300 million of debt securities (the "Shelf Registration"). Pursuant to the Shelf Registration, in December 1997, the Company issued $100 million of senior subordinated unsecured notes due December 2007. The notes bear interest at 8.625% and have the same terms as the Senior Notes. The issuance generated net proceeds of $98.1 million.

On June 26, 2000, a self-tender offer, pursuant to which the Company is offering to purchase up to 5,000,000 Ordinary Shares at a $24 per share cash price, was made by an Offer to Purchase and related materials, copies of which were filed with the Securities and Exchange Commission and mailed to the Company's shareholders. The self-tender offer is subject to the terms and conditions set forth in the Offer to Purchase, including the condition that the Ordinary Shares continue to be listed for trading on the New York Stock Exchange and that the Company remain subject to periodic reporting requirements of the Securities Exchange Act of 1934.

In order to effect the self-tender, the Company amended its existing Revolving Credit Facility to allow the Company to repurchase up to $175 million worth of Ordinary Shares. As part of this amendment, the Revolving Credit Facility was reduced from $625 million to $500 million. As of December 31, 1999, borrowings under the Revolving Credit Facility amount to $278 million. Effective August 12, 2001, the maximum amount of borrowings outstanding on the Revolving Credit Facility will be $375 million.

During the fourth quarter of 1999, the redevelopment of the Paradise Island Golf Club was started. In early 2000, the Company began work on the infrastructure to support the Ocean Club Estates housing development, which comprised 121 luxury homesites surrounding the golf course. The cost of the golf course redevelopment and the infrastructure will be approximately $50 million. As of mid-June 2000, 100 of the available sites have been sold and the Company expects to realize approximately $100 million in net proceeds by June 30, 2000.

The Company is in the process of expanding the Ocean Club to add an additional 50 deluxe rooms, including ten suites, two new restaurants and significant enhancements to the existing pool and garden areas. It is anticipated that the Ocean Club expansion will be completed by October 2000 and will cost approximately $50 million.

During the second half of 2000, the Company expects to implement an extensive maintenance capital expenditure program of approximately $15 million at Atlantis' Beach Tower. This program is scheduled to begin in August and be completed in December and will include the renovation of all of the Beach Tower's 425 rooms and improvements to certain public spaces. The disruption caused by this program is expected to reduce revenues for the second half of the year by approximately two to three million dollars.

In June 2000, the Company began a renovation of the casino at Resorts Atlantic City which includes construction of a new bus depot and waiting area. The relocation of the bus waiting area will provide better access to certain slot machines which is currently hindered when the existing waiting area is full. Additionally, the casino floor will be expanded to include an additional 148 slot machines, 4 to 5 table games and a simulcast machine. The total cost of this project is expected to be approximately $5 million.

Management believes that available cash on hand at December 31, 1999, combined with funds generated from operations, funds available under the Revolving Credit Facility, and proceeds received from the sale of Ocean Club Estates homesites will be sufficient to finance its planned operating and development activities for at least the next twelve months.

OTHER MATTERS

Year 2000 Compliance

In order to address the impact of the date change in the year 2000 ("Y2K") on its computer programs, resort facilities and third party suppliers, the Company established a dedicated Year 2000 Program Office and contracted with independent consultants to coordinate the compliance efforts and ensure that the project status was monitored and reported throughout the organization. As a result of these efforts, the Company did not experience any significant negative impact from Y2K.

New Accounting Pronouncements

In the first quarter of 1999, the Company adopted Statement of Position 98-5 which states that all start up costs, including pre-opening expenses will be charged to expense as incurred. Adoption of this Statement of Position did not have a material impact on the consolidated financial statements.

In June 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 amends FASB Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") by deferring the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. SFAS 133, as further amended by SFAS 138 in June 2000, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company will adopt SFAS 133 beginning January 1, 2001, and does not anticipated that it will have a material impact on its consolidated financial statements.

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


December 31, 1999
(In Thousands                                                                  Fair Value
 of Dollars)                     Expected Maturity Date                        December
Asset (liability)      2000   2001     2002    2003  2004  Thereafter  Total   31, 1999
---------------------  ---------------------------------------------- -------- ----------

Variable rate debt      $-    $-     $278,000   $-    $-      $-      $278,000  $278,000

Average interest rates
Interest rate swaps      -    50,000   75,000    -     -       -       125,000      (644)
Average pay rate               6.78%    6.96%
Average receive rate           5.16%    5.31%


ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

The current directors of the Company are:

                                   Country of                      Director
     Name                          Citizenship                     Since
     ----                          -----------                     --------
     Solomon Kerzner               South Africa                    1993
     Derek Hawton                  South Africa                    1993
     Peter Buckley                 United Kingdom                  1994
     Howard Marks                  United States                   1994
     Eric Siegel                   United States                   1994

Pursuant to the Company's Articles of Association, as amended, the maximum number of directors of the Company is fixed at five. The current directors of the Company were elected at the annual general meeting held in May 2000 and will hold office until the date of the annual general meeting to be held in 2001. At the annual general meeting to be held in 2001 and at each subsequent annual general meeting, directors will be appointed by resolution of the holders of Ordinary Shares to hold office until the date of the next annual general meeting.

The Board of Directors of the Company has appointed an Audit Committee of the Board consisting of Messrs. Marks and Siegel. Currently, the Audit Committee is required to consist of at least two independent directors with an increase to three by June 2001 to comply with requirements of the New York Stock Exchange. Members of the Audit Committee comprise individuals who have no relationship to the Company that may interfere with the exercise of their independence from management and the Company. To ensure complete independence, Arthur Andersen LLP has full and free access to meet with the Audit Committee, without management representatives present, to discuss the results of the audit, the adequacy of internal controls, and the quality of financial reporting. The primary function of the Audit Committee is to assist the Company's Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the stockholders and others, the systems of internal controls which the Company's management and Board of Directors have established, and the audit process. The Audit Committee meets four times per year.

The Company also has a Remuneration Committee consisting of Messrs. S. Kerzner, Buckley and Hawton. The Remuneration Committee is mandated to review and adopt the Company's executive compensation plans and policies, including the adoption of stock option plans and the granting of options to senior executives thereunder. The Company's Stock Option Committee, consisting of Messrs. S. Kerzner, H. Kerzner and Adamo, is authorized to grant stock options under the Company's stock options plans in amounts not to exceed (i) 100,000 Ordinary Shares in any one quarter or (ii) 15,000 per grant for any one individual.

The current executive officers of the Company are:

                                                           Executive Officer
Name                                               Age           Since
-----                                              ---     -----------------

Solomon Kerzner
Chairman and Chief Executive Officer                64            1993

Howard B. Kerzner
President                                           36            1995

Charles D. Adamo
Executive Vice President-Corporate Development &
General Counsel                                     39            1995

John R. Allison
Executive Vice President-Chief Financial Officer    54            1994

James Boocher
Executive Vice President-Project Development        44            1996

Kevin DeSanctis
Chief Operating Officer-North American Operations   47            1995



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

Peter Buckley, Director. Mr. Buckley has been a Director of Sun International since April 1994. Mr. Buckley is Chairman and Chief Executive Officer of Caledonia. In 1994 he was appointed Chairman of Caledonia having been Deputy Chairman and Chief Executive since 1987. He is also Chairman of Sterling Industries plc-Ca listed company associated with Caledonia-Cas well as being Chairman of English & Scottish Investors plc and Bristow Helicopter Group Limited. He is a non-executive Director of Close Brothers Group plc, Intercapital plc, RHS Enterprises Ltd., Offshore Logistics, Inc. (a NASDAQ linked company), SIIL and The Telegraph plc.

Kevin DeSanctis, Chief Operating Officer - North American Operations. Mr. DeSanctis joined Sun International in July 1995 as President, Gaming. Prior to joining Sun International, Mr. DeSanctis served as Executive Vice President and Chief Operating Officer of Hemmeter Enterprises since April 1994. From 1991 to 1994, Mr. DeSanctis served as President and Chief Operating Officer of the Trump Plaza Hotel and Casino. From August 1989 to February 1991, Mr. DeSanctis served as Vice President of Casino Operations of The Mirage Hotel and Casino in Las Vegas, Nevada. Prior to August 1989, Mr. DeSanctis served in various positions in the casino industry.

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

Howard Marks, Director. Mr. Marks has been a Director of Sun International since April 1994. Mr. Marks is Chairman of Oaktree Capital Management, LLC ("Oaktree Capital"). Oaktree Capital manages funds in excess of $17 billion for institutional investors. Previously Mr. Marks was employed by The TCW Group, Inc. where he became Chief Investment Officer for Domestic Fixed Income and President of its largest affiliate, TCW Asset Management Company.

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


ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate compensation for directors and officers of the Company for the year ended December 31, 1999 was $5,574,000. None of the directors or officers participate in the Company's pension plan.

The Company has adopted an executive level bonus plan (the ABonus Plan@) effective for 1998 pursuant to which certain executives of the Company may qualify for bonuses if the Company attains certain target level Earnings Per Share ("EPS") in the years ending 1998, 1999 and 2000. Under the Bonus Plan, bonuses could range between 20% to 100% of the respective employee's base salary if target EPS is reached in the given year with 50% of the bonus paid in cash and 50% paid in restricted capital stock. The restricted stock would vest equally over three years. In 1998, executive officers of the Company earned an aggregate of $3.1 million in cash bonuses, which were paid by the Company by the first quarter of 1999, and approximately 75,000 shares of restricted stock (the "Restricted Stock"). In June 2000, the Bonus Plan was eliminated and the Company canceled approximately 42,000 shares of the Restricted Stock and paid to the holders thereof approxiately $1.6 million. In 1999, no bonuses were earned under the Bonus Plan.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

The Company has adopted a Stock Option Plan (the "1995 Plan") which was approved by shareholders at the annual general meeting held in 1995, and a Stock Option Plan (the "1997 Plan"), which was approved by shareholders at the annual general meeting held in 1997 and amended by shareholders at the annual general meeting in 1998 and 1999. The 1995 Plan provides for options to be granted to purchase up to 2,000,000 Ordinary Shares, of which options to acquire 2,000,000 Ordinary Shares at exercise prices ranging from $11.6875 to $35.00 have been granted as of June 15, 2000. The 1997 Plan provides for options to be granted to purchase up to 2,500,000 Ordinary Shares, of which options to acquire 2,500,000 Ordinary Shares at exercise prices ranging from $19.25 to $44.63 have been granted as of June 15, 1999. The 1995 Plan provides for the options to become exercisable, unless otherwise specified by the Board of Directors of the Company and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options and thereafter in installments of 20% per year over a four-year period. Options issued under the 1997 Plan become exercisable one year from the date of grant with respect to 20% of such options and thereafter in installments of 20% per year over a four-year period. All options have a term of 10 years from the date of grant. Employees, officers and directors of the Company and subsidiaries of the Company may be granted options under the plans. Such options may be transferred to trusts with respect to which any such participants are beneficiaries and corporations or other entities controlled by such participants. As of December 31, 1999, options to acquire 3,918,000 Ordinary Shares were outstanding, of which 1,014,000 were exercisable as of that date.

In connection with the self-tender offer for up to 5,000,000 Ordinary Shares at $24 per share launched by the Company on June 26, 2000, unvested options to acquire approximately 700,000 Ordinary Shares under the 1995 Plan and the 1997 Plan with exercise prices below $24 per share were vested.

The Company is currently evaluating its compensation policies and plans, and intends to modify existing plans and/or adopt new plans, including adopting a new stock option plan and granting stock options pursuant thereto, as the Company deems necessary and appropriate to retain and motivate management.

As of June 27, 2000, the officers and directors of the Company, as a group, hold
options  to  acquire   approximately   2,300,000   Ordinary  Shares,   of  which
approximately 1,500,000 are currently exercisable.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Not applicable.

                                   PART III

------------------------------------------------------------------------------

ITEM 15.   DEFAULTS UPON SENIOR SECURITIES

Not applicable.


ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
        SECURITIES

Not applicable.


                                  PART IV

------------------------------------------------------------------------------

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

(2)   List of Exhibits

                                                         Sequentially
 Exhibit No.        Description                          Numbered Page

    3.1    Termination  Agreement among Sheraton    Incorporated by reference
           Desert Inn Corporation,  Starwood,       to Exhibit 2 to Sun
           Sheraton Gaming Corporation, Sun         International's Form 6-K
           International and Sun International      Current Report dated
           Nevada, Inc. ("Sun Nevada") dated as     March 17, 2000, in
           of February 29, 2000, terminating        File No. 0-22794
           the Asset and Land Purchase Agreement
           among the parties, dated as of May
           17, 1999.

    3.2    Third Amended and Restated Revolving     Incorporated by reference
           Credit Agreement, dated as of November   to Exhibit 99(b)(1)
           1, 1999, among Sun International, Sun    to Sun International's
           International Bahamas Limited ("SIB"),   Tender Offer Statement
           RIH and Sun Nevada as the Borrowers      dated June 26, 2000, in
           and Guarantors, and The Bank of Nova     File No. 005-48645
           Scotia as the Administrative Agent
           and Various Financial Institutions as
           the Lenders.

    3.3    First Amendment to the Third Amended     Incorporated by reference
           and Restated Credit Agreement, dated     to Exhibit 99(b)(2)
           as of June 13, 2000, among Sun           to Sun International's
           International, SIB, RIH and Sun Nevada   Tender Offer Statement
           as the Borrowers and Guarantors, and     dated June 26, 2000, in
           The Bank of Nova Scotia as the           File No. 005-48645
           Administrative Agent and Various
           Financial Institutions as the Lenders.

    3.4    Sun International Hotel Limited          86
           Audit Committee Charter

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

                        SUN INTERNATIONAL HOTELS LIMITED

           Consolidated Financial Statements as of December 31, 1999

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Sun International Hotels Limited:

We have audited the accompanying consolidated balance sheets of Sun International Hotels Limited and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders= equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company=s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun International Hotels Limited and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.


                                 ARTHUR ANDERSEN LLP



Roseland, New Jersey
January 18, 2000 (except for the matters discussed in Notes 15 and 20 as to which the date is June 23, 2000)


                      SUN INTERNATIONAL HOTELS LIMITED
                        CONSOLIDATED BALANCE SHEETS
                        (In thousands of US dollars)
                                                     December 31,
                                                1999           1998
                                             -----------    -----------
ASSETS
 Current assets:
   Cash and cash equivalents                 $    39,229    $    61,206
   Restricted cash equivalents                       981          1,917
   Trade receivables, net                         44,425         36,319
   Due from affiliates                            14,212          7,062
   Inventories                                    13,742          8,899
   Prepaid expenses                                8,412          5,126
                                             -----------    -----------
     Total current assets                        121,001        120,529
   Property and equipment, net                 1,378,138      1,257,165
   Subordinated notes receivable                       -         87,385
   Deferred charges and other assets, net         49,884         36,889
   Investment in associated companies             28,593         26,894
   Goodwill, net                                  93,855         96,871
                                             -----------    -----------
     Total assets                            $ 1,671,471    $ 1,625,733
                                             ===========    ===========

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
   Current maturities of long-term debt      $     1,100    $     2,382
   Accounts payable and accrued liabilities      133,334        130,989
   Capital creditors                              16,950         33,736
                                             -----------    -----------
     Total current liabilities                   151,384        167,107
 Long-term debt, net of current maturities       578,033        565,752
 Deferred income taxes                            42,223         42,253
                                             -----------    -----------
     Total liabilities                           771,640        775,112
                                             -----------    -----------
 Commitments and contingencies

 Shareholders' equity:
   Ordinary Shares                                    34             34
   Capital in excess of par                      677,918        675,595
   Cumulative other comprehensive income          (5,569)        (3,611)
   Retained earnings                             248,425        178,603
                                             -----------    -----------
                                                 920,808        850,621
   Treasury stock                                (20,977)             -
                                             -----------    -----------
      Total shareholders' equity                 899,831        850,621
                                             -----------    -----------
      Total liabilities and shareholders'
        equity                               $ 1,671,471    $ 1,625,733
                                             ===========    ===========

The accompanying notes are an integral part of these balance sheets.



                        SUN INTERNATIONAL HOTELS LIMITED
                        CONSOLIDATED STATEMENTS OF INCOME
               (In thousands of US dollars, except per share data)

                                            For The Year Ended December 31,
                                            1999          1998           1997
                                         -----------  ------------  -----------
Revenues:
 Gaming                                     $351,545      $319,342     $329,610
 Rooms                                       164,831        94,942       96,846
 Food and beverage                           137,100        86,593       91,329
 Tour operations                              28,714        14,757       15,403
 Management and other fees                    46,898        40,645       22,979
 Other revenues                               45,910        35,391       44,503
 Insurance recovery                           14,209             -           -
                                           ---------     ---------    ---------
   Gross revenues                            789,207       591,670      600,670
 Less: promotional allowances                (50,240)      (40,792)     (41,758)
                                           ---------     ---------    ---------
   Net revenues                              738,967       550,878      558,912
                                           ---------     ---------    ---------

Costs and expenses:
 Gaming                                      209,177       190,543      199,269
 Rooms                                        30,448        15,352       15,696
 Food and beverage                            91,539        59,145       60,750
 Other operating expenses                     92,705        72,102       75,982
 Selling, general and administrative          93,962        70,024       64,846
 Tour operations                              27,816        14,653       14,913
 Corporate expenses                           16,260        18,811       14,193
 Depreciation and amortization                57,230        32,081       28,639
 Pre-opening expenses                          5,398        25,961            -
                                           ---------     ---------    ---------
  Total cost and expenses                    624,535       498,672      474,288
                                           ---------     ---------    ---------

  Income from operations                     114,432        52,206       84,624
                                           ---------     ---------    ---------

Other income (expense):
 Interest income                              12,725        15,651       16,144
 Interest expense, net of capitalization     (50,699)       (4,516)     (24,370)
 Equity in earnings of associated companies    2,628         2,730        2,214
 Gain on sale of equity interest in
  associated company                               -             -       13,386
 Other, net                                       60         (316)          335
                                           ---------     ---------    ---------
  Total other income (expense), net          (35,286)       13,549        7,709
                                           ---------     ---------    ---------
Income before provision for income taxes
 and extraordinary item                       79,146        65,755       92,333
Provision for income taxes                    (9,324)       (8,009)      (6,368)
                                           ---------     ---------    ---------
Income before extraordinary item              69,822        57,746       85,965
Extraordinary item, net                            -             -       (2,957)
                                           ---------     ---------    ---------
  Net income                               $  69,822     $  57,746    $  83,008
                                           =========     =========    =========

Earnings per share:
  Basic                                    $    2.09     $    1.74    $    2.52
                                           =========     =========    =========
  Diluted                                  $    2.05     $    1.70    $    2.44
                                           =========     =========    =========

 The accompanying notes are an integral part of these statements.



                                         SUN INTERNATIONAL HOTELS LIMITED
                          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                  (In thousands)

                                                                            Retained Earnings
                                                                          -----------------------
                                                                                     Accumulated
                                      Ordinary Shares                                   Other                          Comprehensive
                                     -----------------    Capital in      Retained   Comprehensive  Treasury    Total    Income for
                                      Share     Amount    Excess of Par   Earnings      Income        Stock     Equity   the Period
                                     --------   ------    -------------   --------   -------------  ---------  --------  ----------
Balance at December 31, 1996           32,707      $32      $666,262      $ 37,849     $ (1,154)    $     -    $702,989

Translation reserves                        -        -             -             -         (314)          -        (314)   $  (314)
Exercise of share options                 254        1         4,599             -            -           -       4,600          -
Net income                                  -        -             -        83,008            -           -      83,008     83,008
                                      -------      ---      --------      --------     --------    --------    --------    -------
  Balance at December 31, 1997         32,961       33       670,861       120,857       (1,468)          -     790,283    $82,694
                                                                                                                           =======
Translation reserves                        -        -             -             -       (2,143)          -      (2,143)   $(2,143)
Exercise of share options                 393        1         4,734             -            -           -       4,735          -
Exercise of warrants                      223        -             -             -            -           -           -          -
Net income                                  -        -             -        57,746            -           -      57,746     57,746
                                      -------      ---      --------      --------     --------    --------    --------    -------
  Balance at December 31, 1998         33,577       34       675,595       178,603       (3,611)          -     850,621    $55,603
                                                                                                                           =======
Translation reserves                        -        -             -             -       (1,958)          -      (1,958)   $(1,958)
Repurchase of 1 million Ordinary Share      -        -             -             -            -     (20,977)    (20,977)         -
Exercise of share options                 112        -         2,696             -            -           -       2,696          -
Shares canceled                            (7)       -          (373)            -            -           -        (373)         -
Net income                                  -        -             -        69,822            -           -      69,822     69,822
                                      -------      ---      --------      --------     --------    --------    --------    -------
   Balance at December 31, 1999        33,682      $34      $677,918      $248,425     $ (5,569)   $(20,977)   $899,831    $67,864
                                      =======      ===      ========      ========     ========    ========    ========    =======


The accompanying notes are an integral part of these statements.


                        SUN INTERNATIONAL HOTELS LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US dollars)
                                               For the Year Ended December 31,
                                                  1999       1998       1997
                                               ---------   ---------  ---------
Cash flows from operating activities:
 Net income                                     $  69,822  $  57,746  $  83,008
 Adjustments to reconcile net income  to
  net cash provided by operating activities:
    Extraordinary item                                  -          -      2,957
    Depreciation and amortization                  60,147     34,960     30,640
    Gain on sale of equity interest in
     associated company                                 -          -    (13,386)
    (Gain) loss on sale of assets                     (60)       316       (628)
    Equity in earnings of associated companies,
     net of dividends received                         23       (670)      (625)
    Utilization of tax benefits acquired
     in merger                                          -      1,887      4,085
    Provision for doubtful receivables              6,466      2,189      1,314
    Provision for discount on CRDA
     obligations, net                                 587        572        987
    Net change in working capital accounts:
      Receivables                                 (20,440)   (19,744)   (10,475)
      Due from affiliates                          (7,150)       839     (2,833)
      Inventories and prepaid expenses             (8,129)    (1,896)       (49)
      Accounts payable and accrued liabilities      4,198     22,603      6,587
    Net change in deferred charges and other
     assets                                         4,548     (4,953)       733
    Net change in deferred tax liability              (30)    (3,747)         -
                                                 --------  ---------  ---------
      Net cash provided by operating activities   109,982     90,102    102,315
                                                 --------  ---------  ---------

  Cash flows from investing activities:
    Payments for capital expenditures            (205,046)  (443,996)  (219,700)
    Proceeds from sale of investment                    -          -     18,785
    Proceeds from sale of assets                    5,186    110,313      7,712
    Proceeds from redemption of Subordinated
     Notes                                         94,126          -          -
    Purchase of Additional Subordinated Notes           -          -     (8,000)
    Desert Inn acquisition costs                  (16,117)         -          -
    Payments for investment in joint venture         (600)         -          -
    Sale of Additional Subordinated Notes           2,798      2,798      2,800
    Payments for expenses of merger                     -       (745)    (8,057)
    Payment received from loan to affiliate             -          -      1,108
    CRDA deposits                                  (2,746)    (2,955)    (3,122)
                                                 --------   --------   --------
      Net cash used in investing activities      (122,399)  (334,585)  (208,474)
                                                 --------   --------   --------

  Cash flows from financing activities:
    Proceeds from exercise of share options         2,696      4,735      4,600
    Early redemption of debt                            -          -   (153,712)
    Borrowings                                    129,000    264,000    299,084
    Repurchase of Ordinary Shares                 (20,977)         -          -
    Debt issuance and modification costs           (2,361)      (694)   (12,762)
    Repayment of borrowings                      (118,854)  (113,596)      (754)
                                                 --------   --------   --------
     Net cash provided by (used in) financing
      activities                                  (10,496)   154,445    136,456
                                                 --------   --------   --------

  Increase (decrease) in cash and cash
   equivalents                                    (22,913)   (90,038)    30,297
  Cash and cash equivalents at beginning
   of period                                       63,123     153,161   122,864
                                                 --------    --------  --------
  Cash and cash equivalents at end of period     $ 40,210    $ 63,123  $153,161
                                                 ========    ========  ========

  The accompanying notes are an integral part of these statements.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1-Organization and Basis of Presentation

Sun International Hotels Limited ("SIHL") is an international resort and gaming company that develops, operates and manages premier resort and casino properties. The term "Company" as used herein includes SIHL and its subsidiaries. The Company currently operates or manages resort hotels and/or casinos in The Bahamas, Atlantic City, Indian Ocean and Dubai. In addition, the Company earns income based on the gross revenues of a casino in Connecticut. The Company=s largest property is Atlantis, a 2,317-room resort and casino located on Paradise Island, The Bahamas.

The Bahamas

SIHL was incorporated under the laws of the Commonwealth of The Bahamas on August 13, 1993. The Company, through certain Bahamian subsidiaries, owns and operates the Atlantis Resort and Casino Complex, which includes the Coral and Beach Towers, as well as the Royal Towers which opened in December 1998, the Ocean Club Golf & Tennis Resort, a golf course, a water plant, and other improvements on Paradise Island, as well as land available for sale or development.

In December 1998, the Company completed a major expansion at the Atlantis Resort and Casino (the "Paradise Island Expansion"). The Paradise Island Expansion included a deluxe 1,200-room hotel, a new 100,000 square-foot casino entertainment complex, a new marina, as well as a dramatic expansion to the ocean-themed adventure environment of Atlantis. During the second quarter of 1999, the Company completed construction of a new convention facility. In 1999, the Company commenced construction of the new Villas at the Ocean Club, the renovation of the golf course and clubhouse, as well as the development of infrastructure at the east-end of Paradise Island in preparation for the sale of lots at Ocean Club Estates.

Atlantic City

Through its wholly owned subsidiary Sun International North America, Inc. ("SINA"), the Company owns and operates the Resorts Atlantic City hotel and casino in Atlantic City, New Jersey ("Resorts Atlantic City"). SINA, which has been doing business since 1958, was acquired by SIHL in a merger transaction in December 1996. Resorts Atlantic City includes two hotel towers which comprise of 644 guest rooms, a 70,000 square foot casino and an 5,000 square foot pari-mutual betting and slot machine area.

Connecticut

The Company has a 50% interest in, and is a managing partner of, Trading Cove Associates ("TCA"), a Connecticut general partnership that developed, and until December 31, 1999, had a management agreement with the Mohegan Tribal Gaming Authority ("MTGA"), an instrumentality of the Mohegan Tribe of Indians of Connecticut (the "Tribe"), to operate, a casino resort and entertainment complex situated in the town of Uncasville, Connecticut (the "Mohegan Sun Casino"). The Mohegan Sun Casino opened on October 12, 1996. The management agreement, which covered development, management, marketing and administration services, provided that TCA was entitled to receive between 30% and 40% of the net profits, as defined, of the Mohegan Sun Casino.

On February 9, 1998, the Tribe appointed TCA to develop its proposed expansion of the Mohegan Sun Casino, which is currently expected to cost approximately $800.0 million. In addition, effective January 1, 2000, TCA turned over management of the Mohegan Sun Resort Complex (which comprises the existing operations and the proposed expansion) to the Tribe. In exchange for relinquishing its rights under its previously existing agreements, beginning January 1, 2000, TCA will receive annual payments of five percent of the gross revenues of the Mohegan Sun Resort Complex for a 15-year period.

In connection with the original development of the Mohegan Sun Casino, in 1996 the Company acquired $20.0 million of subordinated notes (the "Subordinated Notes") issued by MTGA. The Subordinated Notes earned interest at 15% per annum. Interest payable on the Subordinated Notes was satisfied by the issuance of additional Subordinated Notes. Interest payments through December 31, 1999 of approximately $17.0 million on the Subordinated Notes were satisfied in this manner.

In 1996, the Company also acquired $50.0 million of notes (the "Additional Subordinated Notes") from MTGA related to a construction completion guarantee, which bore interest at prime plus 1%. Interest payable on the Additional Subordinated Notes was satisfied by the further issuance of Additional Subordinated Notes. Interest payments through December 31, 1999 of approximately $15.5 million on the Additional Subordinated Notes were satisfied in this manner. In each of October 1999, 1998 and 1997, the Company sold $2.8 million Additional Subordinated Notes, which included accrued interest thereon, to its partner in TCA.

On December 31, 1999, the aggregate balance on the Subordinated Notes and the Additional Subordinated Notes of $94.1 million, including accrued interest, was repaid in full.

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

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Promotional Allowances

The retail value of accommodations, food, beverage and other services provided to customers without charge is included in gross revenues and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in gaming costs and expenses as follows:

                                 For The Year Ended December 31,
                                 -------------------------------
 (In thousands of US dollars)      1999        1998       1997
                                 -------     --------   --------
 Rooms                           $ 7,894     $ 6,671    $ 5,965
 Food and beverage                21,692      17,921     19,315
 Other                             7,762       5,819      5,402
                                 -------     -------    -------
                                 $37,348     $30,411    $30,682
                                 =======     =======    =======

Pre-Opening Expenses

In 1998, the Company capitalized pre-opening costs, substantially all of which were associated with the Paradise Island Expansion, as they were incurred. All such costs were charged to operations in the fourth quarter of 1998 in conjunction with the opening. Effective 1999, the Company adopted Statement of Position 98-5 which states that all such costs will be charged to expense as incurred. In 1999, pre-opening expenses related to the opening of the newly renovated casino at Resorts Atlantic City.

Foreign Currency

Transactions denominated in foreign currencies are recorded in local currency at actual exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are reported at the rates of exchange prevailing at those dates. Any gains or losses arising on monetary assets and liabilities from a change in exchange rates subsequent to the date of the transaction have been included in corporate expenses in the accompanying consolidated financial statements. These amounts were not significant for the years ended December 31, 1999, 1998 and 1997.

The financial statements of the Company's equity method investees and certain subsidiaries are translated from their functional currencies into US dollars using current and historical exchange rates. Translation adjustments resulting from this process are reported separately and accumulated as a component of other comprehensive income. Upon sale or liquidation of the Company's investments, the translation adjustment is reported as part of the gain or loss on sale or liquidation.

Derivative Financial Instruments

The Company utilizes interest rate protection agreements with two counterparties to manage the impact of interest rate changes on the Company=s variable rate debt obligation. The Company does not use derivative financial instruments for trading purposes. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Income or expense on derivative financial instruments used to manage interest rate exposure is recorded on an accrual basis, as an adjustment to the yield of the underlying indebtedness over the periods covered by the contracts. If an interest rate swap is terminated early, any resulting gain or loss is deferred and amortized as an adjustment of the interest cost of the underlying indebtedness over the remaining periods originally covered by the terminated swap. If all or part of an underlying position is terminated, the related pro-rata portion of any unrecognized gain or loss on the swap is recognized in income at that time as part of the gain or loss on the termination. Amounts receivable or payable under the agreements are included in receivables or accrued liabilities in the accompanying consolidated balance sheets and were not material at December 31, 1999 and 1998.

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

    Land improvements and utilities           14-40 years
    Hotels and other buildings                15-40 years
    Furniture, machinery and equipment         2-15 years

Interest costs incurred during the construction period are capitalized.

Deferred Charges and Other Assets

Deferred charges related to the Mohegan Sun Casino are generally amortized over the term of the original management agreement. Debt issuance costs are amortized over the terms of the related indebtedness.

Goodwill

Goodwill is amortized on a straight line basis over 40 years. Amortization expense included in the accompanying consolidated statements of income related to goodwill was $2.6 million, $2.7 million and $2.4 million for the years ended December 31, 1999, 1998 and 1997, respectively. Goodwill related to the investment in associated companies is included therein in the accompanying consolidated balance sheets. Equity in earnings of associated companies for each of the years ended December 31, 1999, 1998 and 1997 is net of $264,000 of amortization expense related to such goodwill.

Stock Option Compensation

The Company has elected to apply Accounting Principles Board Opinion No. 25 AAccounting for Stock Issued to Employees@ in accounting for compensation under its stock option plans in lieu of the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). Certain proforma disclosures related to SFAS 123 are included in Note 10.

Long Lived Assets

The Company reviews its long lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company does not believe that any such changes have occurred.

Income Taxes

The Company is subject to income taxes in certain jurisdictions. Accordingly, the accompanying consolidated statements of income include provisions and benefits for income taxes based on prevailing tax laws of those jurisdictions.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Under this standard, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities at enacted tax rates. A valuation allowance is recognized based on an estimate of the likelihood that some portion or all of the deferred tax asset will not be realized.

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

Per Share Data

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share". The following reconciliation of the shares used in the per share computations is presented:

                                     For The Year Ended December 31,
                                     -------------------------------
  (In thousands)                      1999        1998        1997
                                     ------      ------      ------
   Weighted average shares
    used in basic computations       33,465      33,270      32,920
   Stock options, warrants and
    restricted shares awarded           540         764       1,031
                                     ------      ------      ------
   Weighted average shares
    used in diluted computations     34,005      34,034      33,951
                                     ======      ======      ======

The net income amount used as the numerator in calculating basic and diluted earnings per share is the net income in the accompanying consolidated statements of income.

Reclassifications

Certain balances in the accompanying consolidated financial statements for 1998 and 1997 have been reclassified to conform to the current year presentation.

Note 3-Cash and Cash Equivalents

Cash equivalents at December 31, 1999 and 1998 included reverse repurchase agreements (federal government securities purchased under agreements to resell those securities) under which the Company had not taken delivery of the underlying securities and investments in a money market fund that invests exclusively in US Treasury obligations. At December 31, 1999, the Company held reverse repurchase agreements of $.5 million, all of which matured January 3, 2000.

Note 4-Trade Receivables

Components of trade receivables were as follows:

                                                     December 31,
                                               ------------------------
   (In thousands of US dollars)                  1999            1998
                                               --------        --------
   Gaming                                      $29,673         $18,269
   Less: allowance for doubtful accounts       (9,943)          (6,047)
                                               -------         -------
                                                19,730          12,222
                                               -------         -------
   Non-gaming:
    Hotel and related                           19,792          13,752
    Other                                        8,595          11,510
                                               -------         -------
                                                28,387          25,262
   Less: allowance for doubtful accounts       (3,692)          (1,165)
                                               -------         -------
                                                24,695          24,097
                                               -------         -------
                                               $44,425         $36,319
                                               =======         =======

Note 5-Property and Equipment

Components of property and equipment were as follows:

                                                     December 31,
                                             ---------------------------
   (In thousands of US dollars)                 1999             1998
                                             ----------       ----------
   Land and land rights                      $  351,495       $  351,826
   Land improvements and utilities              185,268          185,048
   Hotels and other buildings                   704,765          611,958
   Furniture, machinery and equipment           185,824          141,284
   Construction in progress                      73,645           39,812
                                             ----------       ----------
                                              1,500,997        1,329,928
   Less: accumulated depreciation              (122,859)         (72,763)
                                             ----------       ----------
                                             $1,378,138       $1,257,165
                                             ==========       ==========

Interest costs of $4,865,000, $35,304,000 and $6,778,000 were capitalized in 1999, 1998 and 1997, respectively.


Note 6-Deferred Charges and Other Assets

Components of deferred charges and other assets were as follows:

                                                       December 31,
                                               ---------------------------
   (In thousands of US dollars)                   1999             1998
                                               ---------         ---------

   CRDA bonds and deposits                     $ 16,983           $ 14,831
   Desert Inn acquisition costs                  16,117                  -
   Debt issuance costs                           13,400             13,917
   Mohegan Sun Casino                             2,049              2,429
   Other                                          1,335              5,712
                                               --------           --------
                                               $ 49,884           $ 36,889
                                               ========           ========

Note 7-Accounts Payable and Accrued Liabilities

Components of accounts payable and accrued liabilities were as follows:

                                                    December 31,
                                               ---------------------------
   (In thousands of US dollars)                   1999             1998
                                               ---------         ---------
   Trade payables                              $ 36,798          $ 41,216
   Accrued payroll and related taxes
    and benefits                                 15,541            17,361
   Customer deposits and unearned
    revenues                                     28,555            17,897
   Accrued interest                               7,853             8,187
   Accrued income taxes                           7,137             4,472
   Other accrued liabilities                     37,450            41,856
                                               --------          --------
                                               $133,334          $130,989
                                               ========          ========

Note 8-Long Term Debt

Long-term debt consisted of the following:

                                                      December 31,
                                               ---------------------------
   (In thousands of US dollars)                   1999             1998
                                               ---------         ---------
   9% Senior Notes due 2007                    $200,000          $200,000
   Unamortized discount                            (738)             (807)
                                               --------          --------
                                                199,262           199,193
                                               --------          --------

   8.625% Senior Notes due 2007                 100,000           100,000
                                               --------          --------

   Revolving Credit Facility                    278,000           259,000
                                               --------          --------

   Other                                          1,871             9,941
                                               --------          --------
                                                579,133           568,134
   Less: amounts due within one year             (1,100)           (2,382)
                                               --------          --------
                                               $578,033          $565,752
                                               ========          ========

9% Senior Notes

The 9% senior subordinated unsecured notes due 2007 (the "9% Senior Notes"), are unconditionally guaranteed by certain subsidiaries of SINA. Interest on the 9% Senior Notes is payable semi-annually. The indenture for the 9% Senior Notes (the "Senior Indenture") contains certain covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (i) incur additional indebtedness, (ii) incur certain liens, (iii) engage in certain transactions with affiliates and (iv) pay dividends and make certain other payments.

8.625% Senior Notes

In December 1997, the Company filed a registration statement with the Securities and Exchange Commission pursuant to which the Company may, from time to time, issue in one or more series an aggregate of $300.0 million of its debt securities (the "Shelf Registration"). Pursuant to The Shelf Registration, in December 1997 the Company issued $100.0 million of senior subordinated unsecured notes due December 2007 (the "8.625% Senior Notes"). Interest on the 8.625% Senior Notes is payable semi-annually. The indenture for the 8.625% Senior Notes contains the same covenants and restrictions as those in the Senior Indenture.


Revolving Credit Facility

In November 1999, the Company amended an existing facility (the "Revolving Credit Facility") with a syndicate of banks (the "Lenders"), with The Bank of Nova Scotia acting as administrative agent, to allow for an increase in the amount of borrowings. Without further consent by the Lenders, the maximum amount of borrowings that may be outstanding on the Revolving Credit Facility is $475.0 million, and with further consent by the Lenders, borrowings may be allowed up to $625.0 million. Loans under the Revolving

Credit Facility bear interest at (i) the higher of (a) The Bank of Nova Scotia=s base rate or (b) the Federal Funds rate, in either case plus an additional 0.750% to 1.625% based on a debt to earnings ratio during the period, as defined (the "Debt Ratio") or (ii) The Bank of Nova Scotia=s reserve-adjusted LIBOR rate plus 1.50% to 2.25% based on the Debt Ratio. Loans under the Revolving Credit Facility may be prepaid and reborrowed at any time and are due in full on August 12, 2002. Commitment fees are calculated at per annum rates ranging from 0.375% to 0.500%, based on the Debt Ratio, applied to the undrawn amount of the Revolving Credit Facility and are due, along with accrued interest, quarterly.

The Revolving Credit Facility contains restrictive covenants that include: (a) restrictions on the payment of dividends, (b) minimum levels of earnings before interest expense, income taxes, depreciation and amortization ("EBITDA") and (c) a minimum relationship between EBITDA and interest expense and debt.

Overdraft Loan Facility

Pursuant to a letter of commitment dated September 30, 1994, as amended, between the Company and The Bank of Nova Scotia, the Company has a revolving overdraft loan facility (the "Overdraft Facility") in the amount of Bahamian $5.0 million which was equal to US $5.0 million as of December 31, 1999 and 1998. The Overdraft Facility bears interest at The Bank of Nova Scotia's base rate for Bahamian dollar loans plus 1.5% with repayment subject to annual review. The Overdraft Facility is secured by substantially all of the Company's Bahamian assets and ranks pari passu with the Revolving Credit Facility. At December 31, 1999 and 1998, no amounts were outstanding under the Overdraft Facility.

Principal Payments

Minimum principal payments of long-term debt outstanding as of December 31, 1999 for each of the next five years and thereafter are as follows: 2000-$1,100,000; 2001-$227,000; 2002-$278,203,000; 2003- $107,000; 2004-$100,000;
thereafter-$300,134,000.

Note 9-Shareholders' Equity

The Company's authorized, issued and outstanding shares were as follows:

                                                December 31,
                                           -----------------------
   (In thousands, except per share data)     1999          1998
                                           ---------     ---------
   Ordinary Shares
     Par value per share                    $ 0.001       $ 0.001
     Authorized                             250,000       250,000
     Issued and outstanding                  33,682        33,577
   Preference Shares
     Par value per share                    $ 0.001       $ 0.001
     Authorized                             100,000       100,000
     Issued and outstanding                       -             -


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

A summary of the Company's stock option activity for 1999, 1998 and 1997 is as follows:

                                                 December 31 ,
                             --------------------------------------------------
(In thousands of US dollars,      1999              1998             1997
 except per share data)      --------------------------------------------------
                                    Weighted         Weighted         Weighted
                                    Average          Average          Average
                                    Exercise         Exercise         Exercise
                                    Price            Price            Price
                             Shares Per Share Shares Per Share Shares Per Share
                             ------ --------- ------ --------- ------ ---------
Outstanding at beginning
 of year                     3,017   $31.38   2,795  $ 26.32   1,640  $ 17.41
Granted                      1,140    25.10     701    41.50   1,476    35.61
Exercised                     (112)   23.56    (393)   14.45    (253)   18.20
Terminated and other          (127)   37.69     (86)   36.45     (68)   33.25
                             -----            -----             -----
Outstanding at end of year   3,918    29.60   3,017    31.38   2,795    26.32
                             =====            =====            =====
Exercisable at end of year   1,014              360              342
                             =====            =====            =====
Available for grant              -              125              272
                             =====            =====            =====

Certain of the options granted during 1999 were granted outside of the Plans.


For purposes of supplemental disclosures required by SFAS 123, the fair value of options granted during 1999, 1998 and 1997 was estimated as of the respective dates of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the periods presented:

                                       For The Year Ended December 31,
                                          -------------------------------
                                            1999       1998      1997
                                          --------- ---------- ---------

Risk-free interest rates                      5.5%       4.9%      5.8%
Volatility factors of the expected market
 price of Ordinary Shares                    39.0%      38.0%     34.0%
Expected life of options in years              6-7        6-7       6-7
Expected dividend yields                         -          -         -
Weighted average grant date fair value       $7.67     $12.71    $11.46

Proforma results based on these
 assumptions were as follows:
Net income (000's)                         $62,001    $50,943   $80,109
Diluted earnings per share                 $  1.82    $  1.50   $  2.36


Executive Bonus Plan

In 1998, the Company created a bonus plan for certain of its executives that is payable based upon the attainment of specified earnings per share. A portion of the bonus is payable in Ordinary Shares that vest over a three-year period. Any unvested shares at termination of employment are forfeited. The compensation expense relating to the bonus plan amounted to $458,000 and $3.1 million for the years ended December 31, 1999 and 1998, respectively.

Note 11-Related Party Transactions

In the normal course of business, the Company undertakes transactions with a number of unconsolidated affiliated companies. Certain of the Company=s subsidiaries provide project consulting and management services to such affiliates. Due from affiliates consisted of the following:

                                              December 31,
                                        ----------------------
   (In thousands of US dollars)            1999        1998
                                        ---------   ---------

   Trading Cove Associates                $ 8,301     $ 2,090
   Sun Indian Ocean                         5,251       4,662
   Other                                      660         310
                                         --------    --------
                                          $14,212     $ 7,062
                                         ========     =======

Note 12-Retirement Plans

Certain of the Company's subsidiaries participate in a defined contribution plan covering substantially all of their full-time employees. The Company makes contributions to this plan based on a percentage of eligible employee contributions. Total expense for this plan was $876,000, $895,000 and $830,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

In addition to the plan described above, union and certain other employees of the Company's subsidiaries in The Bahamas and Atlantic City are covered by multi-employer defined benefit pension plans to which employers make contributions. In connection with these plans, the Company was billed and paid $6.4 million, $4.8 million and $3.0 million for the years ended December 31, 1999, 1998 and 1997, respectively.

Note 13-Income Taxes

A significant portion of the Company=s operations are located in The Bahamas where there are no income taxes. In 1999, 1998 and 1997, the Company recorded income tax provisions (benefits) relating to its US operations as follows:

                                           For the Year Ended December 31,
                                         -----------------------------------
        (In thousands of US dollars)       1999         1998          1997
                                         ---------    ---------    ---------
        Current:
          Federal                        $ 9,197      $11,477       $  5,754
          State                              157          279            614
                                         -------     --------       --------
                                           9,354       11,756          6,368
        Deferred:
          Federal                            (30)      (3,747)             -
                                         -------     --------       --------
                                         $ 9,324     $  8,009       $  6,368
                                         =======     ========       ========

In 1997, the Company also recorded $1,593,000 and $450,000 in current federal and state income tax benefits resulting from an extraordinary loss.

The effective income tax rate on income before extraordinary items varies from the statutory federal income tax rate as a result of the following factors:

                                          For The Year Ended December 31,

                                            1999      1998        1997
                                          -------    -------    -------

   Statutory federal income tax rate        35.0%      35.0%      35.0%
   Non US-source income                    (40.3)      (27.1)    (31.6)
   NOL's and temporary differences
    for which no taxes were provided or
    benefits recognized                      8.7        (5.7)        -
   Branch profits taxes and other taxes
    on US services                           6.3         4.4        .8
    Other                                    2.1         5.6       2.7
                                          -------     -------    ------
   Effective tax rate                       11.8%       12.2%      6.9%
                                          =======     =======    ======

The components of the deferred tax assets and liabilities were as follows:

                                                         December 31,
                                                  --------------------------
   (In thousands of US dollars)                       1999           1998
                                                  -----------     -----------
   Deferred tax liabilities:
    Basis differences on land held for
    investment, development or resale              $ (6,100)       $ (6,200)
    Basis differences on property and equipment     (44,400)        (44,300)
    Other                                            (2,402)         (2,100)
                                                  ---------       ---------
     Total deferred tax liabilitie                  (52,902)        (52,600)
                                                  ---------       ---------
   Deferred tax assets:
    Net operating loss carryforwards                196,700         187,300
    Book reserves not yet deductible for tax
     return purposes                                 14,000          15,800
    Tax credit carryforwards                          2,700           2,800
    Other                                             5,700           6,400
                                                  ---------       ---------
     Total deferred tax assets                      219,100         212,300
    Valuation allowance for deferred tax assets    (208,421)       (201,953)
                                                  ---------       ---------
   Deferred tax assets, net of valuation allowance   10,679          10,347
                                                  ---------       ---------
    Net deferred tax liabilities                  $ (42,223)      $ (42,253)
                                                  =========       ==========

A valuation allowance has been recorded against the portion of those deferred tax assets that the Company believes will more likely than not remain unrealized. Such deferred tax assets primarily relate to the net operating loss carryforwards related to SINA at December 16, 1996, the effective date of its merger transaction with SIHL. If such deferred tax assets were to be realized, the corresponding reduction to the valuation allowance would reduce the carrying value of goodwill.

For federal income tax purposes, SINA had net operating loss carryforwards of approximately $562.0 million at December 31, 1999; however, due to the merger transaction in December 1996, $423.0 million of these net operating loss carryforwards (the "Pre-Change NOLs") are limited in their availability to offset future taxable income of the Company. As a result of these limitations, approximately $11.3 million of Pre-Change NOLs will become available for use each year through the year 2008; an additional $8.4 million will be available in 2009. An additional $13.0 million of these Pre-Change NOLs would be available to offset gains on sales of assets owned at the date of the merger that are sold within five years of that date. The remaining Pre-Change NOLs are expected to expire unutilized.

The restricted NOL carryforwards that the Company believes will become available for utilization expire as follows: $50.0 million in 2005, $23.0 million in 2006, $28.0 million in 2007, $1.0 million in 2009 and $8.0 million in 2011. The unrestricted NOLs that the Company believes may be used to offset future income expire as follows: $2.0 million in 2007, $57.0 million in 2008, $57.0 million in 2012 and $23.0 million in 2019.

Note 14-Supplemental Cash Flow Disclosures

Interest paid in 1999, 1998 and 1997, net of amounts capitalized, amounted to $48.7 million, $3.4 million and $21.1 million respectively. Income taxes paid in 1999, 1998 and 1997 amounted to $6.7 million, $7.0 million and $519,000, respectively.

Non-cash investing and financing activities in 1999, 1998 and 1997 included the following:

(In thousands of US dollars)                         December 31,
                                            -------------------------------
                                               1999       1998       1997
                                            ---------   --------   --------

Refinancing of capital lease obligation       $1,444     $    -     $    -

Property and equipment acquired under
 capital lease obligations                       938      5,098          -

Increase (decrease) for valuation adjustments
  Goodwill                                         -          -      6,950
  Land                                             -          -     (5,000)
  Accounts payable and accrued liabilities         -          -      1,950

Exchange of real estate in Atlantic City
for reduction in CRDA obligation                   -          -      2,200

Note 15-Commitments and Contingencies

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

Casino Reinvestment Development Authority ("CRDA") Obligations

The New Jersey Casino Control Act, as amended, requires the Company to purchase bonds issued by the CRDA, or to make other investments authorized by the CRDA, in an amount equal to 1.25% of its gross gaming revenues, as defined. The CRDA bonds have interest rates ranging from 3.6% to 7.0% and have repayment terms of between 20 and 50 years.

At December 31, 1999, the Company had $8.2 million face value of bonds issued by the CRDA and had $18.2 million on deposit with the CRDA. These bonds and deposits, net of an estimated discount to reflect the below-market interest rate payable on the bonds, are included in deferred charges and other assets in the accompanying consolidated balance sheets. The fair value of the CRDA bonds approximates their carrying value.

In February 1999, the Company and various Atlantic City casinos entered into agreements with the CRDA to invest in a project the CRDA and the New Jersey Sports and Exposition Authority are planning, to renovate the existing Atlantic City Boardwalk Convention Center into a 10,000 to 14,000 seat special events center (the "Project").

The Project will be funded in phases through direct investments from various Atlantic City casinos, including the Company. Of the total budgeted cost, the Company has agreed to invest $8.7 million in cash which will be paid from funds the Company has or will have deposited with the CRDA to meet its investment obligations as described above. As of December 31, 1999, $1.8 million of the total amount deposited with the CRDA by the Company had been allocated to the Project. As the CRDA allocates funds deposited by the Company to the Project, the Company will receive an investment credit reducing its obligation to purchase CRDA bonds in an equal amount.

New Heads of Agreement

In 1997, the Company amended an agreement with the Bahamian Government in 1995 that provided for certain investment incentives to encourage the Company to undertake an expansion program at Atlantis. As noted above, this agreement provides for certain fixed gaming taxes as well as a 10% gaming tax to be paid on gaming win over $20 million. The agreement also provides for a 50% credit against all variable gaming tax paid for a period of 11 years. This tax structure became effective January 1, 1998.

In order to secure the tax incentives, the Company was obligated to begin construction of at least 562 rooms on Paradise Island in place of the Pirate=s Cove Beach Resort (a 562-room hotel on Paradise Island) which the Company demolished during the fourth quarter of 1998. The Company had plans for an additional 700-room Phase III hotel project at Atlantis which would have satisfied this condition. However, considering its available development resources and alternative uses of capital, the Company has postponed this project. As a result, in June 2000, the Company was notified by the Bahamian Government that these additional incentives have been suspended. Effective July 1, 2000, the casino win tax will revert back to the previous structure, as follows. There is no change in win tax on gaming win up to $20 million, however, the Company will incur 12.5% win tax on gaming win between $20 million and $120 million, and 10% win tax on gaming win in excess of $120 million. The $5 million annual reduction of fees will still apply, however, in lieu of the 50% credit on win tax to be paid on gaming win over $20 million, the Company will receive a 45% credit on win tax to be paid on gaming win between $20 million and $120 million. Under its agreement with the Bahamian Government, the additional tax incentives will be reinstated in the event the Company begins construction of these additional rooms. Although the Company currently has no plans to proceed with the Phase III development, it will continue to consider the results at its Paradise Island operations as well as general business trends and alternative uses of its capital in determining the timing of proceeding with Phase III.

The agreement also provides for a new five-year joint marketing agreement, pursuant to which the Bahamian Government shall match the Company's contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media.

Control of SIHL

Sun International Investments Limited ("SIIL"), majority shareholder of SIHL, has agreed to control a majority of the SIHL Board of Directors through June 30, 2004.

Litigation, Claims and Assessments

The Company is a defendant in certain litigation and is aware of certain claims and assessments incurred in the normal course of business. In the opinion of management, based on the advice of counsel, the aggregate liability, if any, arising from such matters will not have a material adverse effect on the accompanying consolidated financial statements.

Beginning on or about January 20, 2000, eight class action lawsuits were filed in courts of the states of New York, New Jersey and Florida, by certain shareholders of SIHL. These actions, purportedly brought as class actions on behalf of all public shareholders, name SIIL, SIHL and directors of SIHL (including Chairman and Chief Executive Officer Solomon Kerzner) as defendants, alleging generally that they breached their fiduciary duties to shareholders in connection with SIIL's proposal to acquire all of the ordinary shares of SIHL not owned by SIIL or its shareholders for $24 per share. Answers were filed to each of the complaints on or about March 27, 2000. No further action is likely to occur pending efforts to consolidate the lawsuits. See "Proposed Acquisition of SIHL Ordinary Shares" described in Note 20.

Purchase Commitments

At December 31, 1999, the Company had unfunded contracts in place for capital expenditures in The Bahamas of $27.1 million.

Note 16-Segment Information

Statement of Financial Accounting Standards No.131 "Disclosures about Segments of an Enterprise and Related Information" requires the disclosure of information regarding the operations of the Company based upon how management makes operating decisions and assesses performance of such segments. The Company operates in four geographical segments in one industry, the development, operation and management of premier resort and casino properties. The Company evaluates the performance of its segments based primarily on operating profit before corporate expenses, interest expense, interest income, income taxes and non-recurring items. The following is an analysis of net revenues, contribution to consolidated income before provision for income taxes and extraordinary item and total assets, depreciation and amortization of goodwill and capital additions by geographical location:

Net Revenues

                                            For The Year Ended December 31,
                                           ---------------------------------
(In thousands of US dollars)                  1999        1998        1997
                                           ----------  ----------  ---------
Casino/hotel:
Atlantic City, New Jersey:
  Gaming                                   $ 221,015   $ 234,736   $ 244,156
  Rooms                                       15,160      16,148      16,514
  Food and beverage                           25,512      26,692      27,085
  Other                                        8,075      11,460      11,344
  Less: promotional allowances               (26,632)    (28,295)    (28,465)
                                           ---------   ---------   ---------
                                             243,130     260,741     270,634
                                           ---------   ---------   ---------
Paradise Island, The Bahamas:
  Gaming                                     130,529      84,606      85,454
  Rooms                                      149,671      78,794      80,332
  Food and beverage                          111,588      59,901      64,244
  Other (a)                                   58,732      34,157      36,886
  Insurance recovery                          14,209           -           -
  Less: promotional allowances               (23,608)    (12,497)    (13,293)
                                           ---------   ---------   ---------
                                             441,121     244,961     253,623
                                           ---------   ---------   ---------

Total casino/hotel                           684,251     505,702     524,257

Management and other fees:
  Connecticut                                 39,282      34,613      17,356
  Indian Ocean                                 6,477       6,032       5,273
  Dubai                                          538           -           -

Other segments                                 8,419       4,531      12,026
                                           ---------   ---------   ---------

  Net revenues                             $ 738,967   $ 550,878   $ 558,912
                                           =========   =========   =========


Contribution to Consolidated Income before Provision for Income Taxes and
 Extraordinary Item

                                            For The Year Ended December 31,
                                           ---------------------------------
(In thousands of US dollars)                  1999        1998        1997
                                           ----------  ----------  ---------
Casino/hotel:
  Atlantic City, New Jersey                $   (253)  $  19,915   $  21,591
  Paradise Island, The Bahamas (a)           93,609      42,132      46,240
                                          ---------   ---------   ---------
                                             93,356      62,047      67,831
                                          ---------   ---------   ---------
Management and other fees, net of
 amortization:
  Connecticut                                38,802      33,376      16,504
  Indian Ocean                                6,477       6,032       5,273
  Dubai                                         538           -           -
General corporate                           (16,899)    (19,505)    (14,682)
Pre-opening expenses                         (5,398)    (25,961)          -
Other segments                                2,348         621       9,698
Corporate marketing, retail and public
 relations                                   (4,792)     (4,404)          -
                                          ---------   ---------   ---------

Income from operations                      114,432      52,206      84,624
                                          ---------   ---------   ---------
Other income (expense):
  Interest income                            12,725      15,651      16,144
  Interest expense, net of capitalization   (50,699)     (4,516)    (24,370)
Equity in earnings of associated companies:
  Indian Ocean                                2,628       2,730       1,691
  France (b)                                      -           -         523
Gain on sale of equity interest
 in associated company (b)                        -           -      13,386
Other, net                                       60        (316)        335
                                          ---------   ---------   ---------
Income before provision for income
 taxes and extraordinary item             $  79,146   $  65,755   $  92,333
                                          ==========  =========   =========

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions

                           As of December 31, 1999  Year ended December 31, 1999
                            ----------------------  ----------------------------
                                                    Depreciation and
                                                      Amortization     Capital
(In thousands of US dollars)         Total Assets     of Goodwill     Additions
                                     ------------   ----------------  ---------

Casino/hotel:
  Atlantic City, New Jersey           $  429,854       $ 16,156       $ 42,574
  Paradise Island, The Bahamas         1,054,708         39,631         24,200
  Paradise Island Expansion,
   opened December 1998 (c)                    -              -        117,808
                                      ----------       --------       --------
                                       1,484,562         55,787        184,582
                                      ----------       --------       --------
Real estate related:
  Atlantic City, New Jersey               61,307              -          9,433
  Paradise Island, The Bahamas            30,022              -              4
                                      ----------       --------       --------
                                          91,329              -          9,437
                                      ----------       --------       --------

Equity investment in Indian Ocean         24,871              -              -
General Corporate                         68,222          1,120         10,828
Corporate marketing, retail and
 public relations                          1,729            321            199
Other segments                               758              2              -
                                      ----------       --------       --------
                                      $1,671,471       $ 57,230       $205,046
                                      ==========       ========       ========


Total Assets, Depreciation and Amortization of Goodwill and Capital Additions,
 Continued


                           As of December 31, 1998  Year ended December 31, 1998
                            ----------------------  ----------------------------
                                                    Depreciation and
                                                      Amortization     Capital
(In thousands of US dollars)         Total Assets     of Goodwill     Additions
                                     ------------   ----------------  ---------

Casino/hotel:
  Atlantic City, New Jersey           $  407,060        $14,155        $ 16,572
  Paradise Island, The Bahamas           981,014         15,993          13,569
  Paradise Island Expansion,
   opened December 1998 (c)                    -              -         381,321
                                      ----------        -------        --------
                                       1,388,074         30,148         411,462
                                      ----------        -------        --------
Real estate related:
  Atlantic City, New Jersey               56,839              -          11,727
  Paradise Island, The Bahamas            31,726              -          18,371
                                      ----------        -------        --------
                                          88,565              -          30,098
                                      ----------        -------        --------
Equity investment in Indian Ocean         26,894              -               -
General corporate                        119,614          1,835             553
Corporate marketing, retail and
 public relations                          1,891             97           1,870
Other segments                               695              1              13
                                      ----------        -------        --------
                                      $1,625,733        $32,081        $443,996
                                      ==========        =======        ========



                           As of December 31, 1997  Year ended December 31, 1997
                            ----------------------  ----------------------------
                                                    Depreciation and
                                                      Amortization     Capital
(In thousands of US dollars)         Total Assets     of Goodwill     Additions
                                     ------------   ----------------  ---------

Casino/hotel:
  Atlantic City, New Jersey          $  418,486       $13,424         $  9,062
  Paradise Island, The Bahamas          327,910        13,874           11,107
  Paradise Island Expansion,
   under construction                   225,514             -          178,328
                                     ----------       -------         --------
                                        971,910        27,298          198,497
                                     ----------       -------         --------
Real estate related:
  Atlantic City, New Jersey             155,368             -           19,726
  Paradise Island, The Bahamas           28,284             -            1,012
                                     ----------       -------         --------
                                        183,652             -           20,738
                                     ----------       -------         --------
Equity investment in Indian Ocean        28,396             -                -
General corporate                       190,782         1,341              465
                                     ----------       -------         --------
                                     $1,374,740       $28,639         $219,700
                                     ==========       =======         ========

(a) Includes tour operations.
(b) Equity investment in France was sold in June 1997.
(c) The total assets and depreciation for 1999 and 1998 are included in Paradise Island, The Bahamas.

Note 17-Equity in Earnings of Associated Companies

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

The following summarized financial information of Sun Indian Ocean has been prepared under United States generally accepted accounting principles at and for the years ended December 31, 1999, 1998 and 1997; converted to thousands of US dollars at the appropriate exchange rate.

                                       For The Year Ended December 31,
                                     ----------------------------------
                                        1999        1998        1997
                                     ----------  ----------  ----------

  Revenues                            $ 84,007    $ 88,773    $ 87,576
  Income from operations                15,630      17,172      13,942
  Income before income taxes            13,171      14,237       9,114

                                              As of December 31,
                                     ----------------------------------
                                        1999        1998        1997
                                     ----------  ----------  ----------

  Current assets                      $ 21,075    $ 23,123    $ 25,821
  Total assets                         264,345     152,594     160,245
  Current liabilities                   61,595      31,714      36,271
  Shareholders' equity                 140,865      83,394      88,990


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

Credit Exposure

The Company is exposed to credit related losses in the event of non-performance by counterparties to certain interest rate swaps. The Company monitors the credit worthiness of the counter parties and presently does not expect default by any of the counterparties. The Company does not obtain collateral in connection with its derivative financial instruments.

The credit exposure that results from interest rate swaps is represented by the fair value of contracts with a positive fair value as of the reporting date. See
Note 19, Fair Value of Financial Instruments, for the fair value of derivatives. The Company had no credit exposure on its interest rate swaps at December 31, 1999.

Interest Rate Risk Management

The Company uses interest rate swap agreements to manage the impact of interest rate changes on the Company's Revolving Credit Facility. The amounts exchanged by the counter parties to interest rate swap agreements normally are based upon the notional amounts and other terms, generally related to interest rates, of the derivatives. While notional amounts of interest rate swaps form part of the basis for the amounts exchanged by the counterparties, the notional amounts are not themselves exchanged, and therefore do not represent a measure of the
Company=s exposure as an end user of derivative financial instruments. At December 31, 1999 and 1998, notional principal amounts related to interest rate swaps (variable to fixed rate) were $125.0 million and $90.0 million, respectively. The swap portfolio maturities at December 31, 1999 are as follows:
December 31, 2001-$50.0 million and January 2, 2002-$75.0 million. As of December 31, 1999, the weighted average fixed rate payment on the variable to fixed rate swaps was 6.89%. Variable rates received are indexed to LIBOR rate.

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

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments: (a) Cash and cash equivalents, receivables, other current assets, accounts payable, accrued liabilities and variable rate debt: The amounts reported in the accompanying consolidated balance sheets approximate fair value; (b) Fixed-rate debt: Fixed rate debt is valued based upon published market quotations, as applicable. The carrying amount of remaining fixed-rate debt approximates fair value; (c) Interest rate swaps: The fair value of interest rate swaps was determined from the representations of financial institutions. The carrying value and negative fair value of the Company=s interest rate swaps was $0 and $644,000 at December 31, 1999, respectively, and $0 and $5.2 million at December 31, 1998, respectively.

Note 20-Subsequent Events

Proposed Acquisition of SIHL Ordinary Shares

On January 19, 2000, the Company announced that it had received a proposal from SIIL to acquire in a merger transaction all Ordinary Shares of the Company not already owned by SIIL or its shareholders for $24 per share in cash. To consider the proposal, the Company formed a committee of independent members of the Board of Directors (the "Special Committee") which retained its own financial and legal advisors. The proposed transaction was subject to various conditions, including approval by the Special Committee. On June 16, 2000, the Company announced that SIIL was not able to negotiate a mutually satisfactory transaction with the Special Committee and that SIIL advised the Company that its proposal had been withdrawn.

In order to allow shareholders of the Company to sell at least a portion of their Ordinary Shares at the price formerly proposed by SIIL, the Board of Directors of the Company approved a self-tender offer for up to 5,000,000 Ordinary Shares at a $24 per share cash price. It is anticipated that the self-tender offer will commence on June 26, 2000 and will be made by an Offer to Purchase and related materials, copies of which will be filed with the Securities and Exchange Commission and mailed to the Company's shareholders. The self-tender offer is subject to the terms and conditions set forth in the Offer to Purchase, including the condition that the Ordinary Shares continue to be listed for trading on the New York Stock Exchange and that the Company remain subject to periodic reporting requirements of the Securities Exchange Act of 1934. The Company has been advised that the approximately 53% of the outstanding Ordinary Shares held by SIIL and its shareholders will not be sold in the self-tender.

In order to effect the self-tender, the Company amended its Revolving Credit Facility to allow the Company to repurchase up to $175 million worth of Ordinary Shares. As part of this amendment, the Revolving Credit Facility was reduced from $625 million to $500 million.

Termination of Desert Inn Acquisition Agreement

In SIHL's Form 20-F Annual Report for the year ended December 31, 1998, it was reported that SIHL had entered into an Asset and Land Purchase Agreement with Starwood Hotels and Resorts Worldwide Inc. ("Starwood") pursuant to which SIHL had agreed to acquire the Desert Inn Hotel and Casino in Las Vegas (the "Desert Inn") for $275 million.

On March 2, 2000, SIHL and Starwood announced that they have agreed to terminate their agreement and that if Starwood sold the Desert Inn for less that the purchase price originally agreed by SIHL, then SIHL will pay to Starwood 50% of such deficit, up to a maximum of $15 million. In the event that Starwood sold the property for an amount in excess of the purchase price originally agreed to by SIHL, then SIHL will share 50% of such excess. Should SIHL be required to pay $15 million of any potential deficit, it would be paid from the $15 million previously paid to Starwood. The deposit is included in deferred charges and other assets in the accompanying consolidated balance sheets. On April 28, 2000, it was announced by Starwood that it had agreed to sell the Desert Inn for approximately $270 million and the parties intended to close the transaction by June 30, 2000.

                                   SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     SUN INTERNATIONAL HOTELS LIMITED



Date: June 30, 1999                  By: /s/John R. Allison
                                         -------------------
                                     Name:  John R. Allison
                                     Title:    Executive Vice President
                                               Chief Financial Officer

                              EXHIBIT INDEX

                                                         Sequentially
 Exhibit No.        Description                          Numbered Page

    3.1    Termination  Agreement among Sheraton    Incorporated by reference
           Desert Inn Corporation,  Starwood,       to Exhibit 2 to
           Sheraton Gaming Corporation, SIHL        SIHL's Form 6-K
           and Sun International                    Current Report dated
           Nevada, Inc. ("Sun Nevada") dated as     March 17, 2000, in
           of February 29, 2000, terminating        File No. 0-22794
           the Asset and Land Purchase Agreement
           among the parties, dated as of May
           17, 1999.

    3.2    Third Amended and Restated Revolving     Incorporated by reference
           Credit Agreement, dated as of November   to Exhibit 99(b)(1)
           1, 1999, among SIHL, Sun                 to SIHL's Tender
           International Bahamas Limited ("SIB"),   Offer Statement
           RIH and Sun Nevada as the Borrowers      dated June 26, 2000, in
           and Guarantors, and The Bank of Nova     File No. 005-48645
           Scotia as the Administrative Agent
           and Various Financial Institutions as
           the Lenders.

    3.3    First Amendment to the Third Amended     Incorporated by reference
           and Restated Credit Agreement, dated     to Exhibit 99(b)(2)
           as of June 13, 2000, among SIHL,         to SIHL's Tender
           SIB, RIH and Sun Nevada as the           Offer Statement
           Borrowers and Guarantors, and            dated June 26, 2000, in
           The Bank of Nova Scotia as the           File No. 005-48645
           Administrative Agent and Various
           Financial Institutions as the Lenders.

    3.4    Sun International Hotel Limited          86
           Audit Committee Charter