Form 20-F
period 2000-12-31
SUN INTERNATIONAL HOTELS LTD
filed 2001-07-02
CIK 914444

                       As filed with the Securities and Exchange Commission on July 2, 2001
===================================================================================================================

                                                   UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549
                                               ---------------------

                                                     FORM 20-F

          [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                        OR

          [X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    For the fiscal year ended December 31, 2000

                                                        OR

          [ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   For the transition period from ____ to _____

                                         Commission file number 001-04226

                                         SUN INTERNATIONAL HOTELS LIMITED
                              (Exact name of Registrant as specified in its charter)

                                            Commonwealth of The Bahamas
                                  (Jurisdiction of incorporation or organization)

                                                 Executive Offices
                                                   Coral Towers
                                           Paradise Island, The Bahamas
                                                  (242) 363-6000
                           (Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant of Section 12(b) of the Act:

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

Securities registered or to be registered pursuant to Section 12(g) of the Act.  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  Ordinary Shares, net of treasury shares: 26,786,270.

Indicate by check mark  whether  the  registrant  (1) has filed all  reports  required to be filed by Section 13 or
15(d) of the  Securities  Exchange Act of 1934 during the preceding 12 months (or for such shorter  period that the
Registrant was required to file such reports),  and (2) has been subject to such filing  requirements  for the past
90 days.
             Yes                        X                      No
                                ------------------                              -------------------

Indicate by check mark which financial statement item the Registrant has elected to follow.
           Item 17                                           Item 18                    X
                                ------------------                              -------------------

===================================================================================================================

                                         SUN INTERNATIONAL HOTELS LIMITED

                                                     FORM 20-F
                             ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                                 TABLE OF CONTENTS

Presentation of Financial and Other Information...................................................................4
Forward-Looking Statements........................................................................................5

                                                      PART I

                                                      PART II

Item 13       Defaults, Dividend Arrearages and Delinquencies....................................................66
Item 14       Material Modifications to the Rights of Security Holders and Use of Proceeds.......................66
Item 15       Reserved...........................................................................................66
Item 16       Reserved...........................................................................................66

                                                     PART III

                                  PRESENTATION OF FINANCIAL AND OTHER INFORMATION

         In this Annual Report,  "Sun  International" or "the Company" refers to Sun International  Hotels Limited, and the terms "we",  "us",  "our" and similar terms refer to Sun  International  and any or all of its subsidiaries and joint ventures as the context requires.

         In compiling the information in this Annual Report,  we have used industry data and  projections  obtained from industry  surveys,  market  research,  publicly  available  information  and industry  publications.  Industry publications  generally  state that the  information  they contain has been  obtained  from sources  believed to be reliable but that the accuracy and  completeness  of such  information is not  guaranteed and that the  projections they contain are based on a number of  significant  assumptions.  We have not  independently  verified this data or determined  the  reasonableness  of such  assumptions.  We have  also  indicated  where  information  has come from internal sources.  Such information  reflects our management's best estimates based upon information  obtained from our  customers  and from trade and business  organizations  and other  contacts  within the  businesses in which we compete.

         Our fiscal year ends on December 31.  Unless  otherwise  specified,  all  references in this Annual Report to our fiscal year refer to a  twelve-month  period ending  December 31. For example,  fiscal 2000  represents  the fiscal year beginning on January 1, 2000 and ending on December 31, 2000.

         The  financial  statements  contained in this Annual  Report have been  prepared in  accordance  with U.S.
generally  accepted  accounting  principles  ("GAAP").  We have historically  compiled our financial  statements in
U.S. dollars.

         .

                                            FORWARD-LOOKING STATEMENTS

         Certain  information  included in this Annual Report filing  contains  forward-looking  statements.  These forward-looking  statements are based on current  expectations,  estimates,  projections,  management's beliefs and
assumptions  made  by  management.  Words  such  as  "expects",  "anticipates",   "intends",  "plans",  "believes",
"estimates"  and  variations of such words and similar  expressions  are intended to identify such  forward-looking statements.  Such  statements  include  information  relating  to plans for  future  expansion  and other  business development  activities  as well as other  capital  spending,  financing  sources  and the  effects  of  regulation
(including gaming and tax regulation) and competition.  Such  forward-looking  information involves important risks and  uncertainties  that could  significantly  affect  anticipated  results in the future and  accordingly,  actual results may differ from those expressed in any forward-looking  statements made in this Annual Report.  These risks and  uncertainties  include,  but are not limited to, those relating to development  and  construction  activities, dependence on existing  management,  leverage and debt service  (including  sensitivity to fluctuations in interest rates),  availability of financing,  democratic or global economic conditions,  pending litigation,  changes in tax laws or the  administration  of such laws and changes in gaming laws or regulations  (including the legalization of gaming in certain  jurisdictions).  You should not place undue reliance on any  forward-looking  statements.  Other than as required by applicable law or the  applicable  rules of any exchange on which our securities may be listed, we have no intention or obligation to update forward-looking statements.

                                                      PART I

-------------------------------------------------------------------------------------------------------------------

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

(A)  Selected Financial Data

         The following table sets forth certain historical  consolidated  financial  information of the Company for each of the five years ended December 31, 2000. The historical  financial  information as of December 31,  2000 and
1999 and for each of the three years ended  December 31,  2000, 1999 and 1998 as set forth below,  has been derived from the audited  consolidated  financial  statements  of the  Company,  prepared  in  accordance  with U.S.  GAAP, included  in this  Annual  Report.  The  information  set  forth  below is not  necessarily  indicative  of  future operations  and should be read in conjunction  with "Item 5. Operating and Financial  Review and Prospects" and the
consolidated  financial  statements,  related  notes and other  financial  information  included  elsewhere in this
Annual Report.  Amounts are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP.

                                                             For the Year Ended December 31,
                                       -----------------------------------------------------------------------------
                                       -----------------------------------------------------------------------------

                                            2000            1999           1998            1997            1996
                                           (a)(d)          (b)(d)         (c)(d)          (d)(e)          (d)(f)
                                       -----------------------------------------------------------------------------
                                                      (Dollars in thousands, except per share data)
CONSOLIDATED STATEMENT
OF OPERATIONS DATA:

Gross Revenues                         $    936,474     $   789,207    $    591,670    $    600,670    $    252,218
Net revenues                                884,695         738,967         550,878         558,912         240,116
Income (loss) from operations               (74,844)        114,432          52,206          84,624          34,258
Net income (loss)                          (119,104)         69,822          57,746          83,008          45,722
Basic earnings (loss) per share (g)           (3.86)           2.09            1.74            2.52            1.64
Diluted earnings (loss) per share (g)         (3.86)           2.05            1.70            2.44            1.58

CONSOLIDATED BALANCE
SHEET DATA:

Total assets                           $  1,460,791     $ 1,671,471    $  1,625,733    $  1,374,740    $  1,122,619
Long-term debt, net                         668,908         578,033         565,752         412,209         262,618
    of current maturities
Shareholders' equity                        641,827         899,831         850,621         790,283         702,989

 (a)     The  results of  operations  for the year  ended 2000  include a $229.2  million  write-down  of net assets related to the Resorts  Atlantic  City Sale and the  Atlantic  City Option to their  realizable  value.  In addition,  the Company incurred pre-opening costs of $7.6 million primarily related to the expansion of the
         Ocean Club and the opening of the new golf course on Paradise Island.

 (b)     The results of operations for the year ended 1999 include  pre-opening  costs of $5.4 million related to a renovation completed at Resorts Atlantic City in July 1999.

 (c)     The  results of  operations  for the year ended 1998  include  only two weeks of  operations  of the Royal
         Towers on Paradise Island after its grand opening in  mid-December.  Income from operations and net income for the year ended 1998 reflect $26 million in pre-opening costs.

 (d)     The Company acquired Sun International  North America,  Inc.  ("SINA") on December 16, 1996.  Accordingly,
         the  results  of  operations  for each of the four  years  ended  December  31,  2000  include  results of operations  related  to the  SINA  acquired  assets  including  Resorts  Atlantic  City.  The  results  of operations for the last 16 days of 1996 were considered  immaterial and were not included in the Company's results of operations for that year.

 (e)     The result of  operations  for the year ended  December 31, 1997  included a gain of $13.4  million on the sale of the Company's casino interest in France.

 (f)     The Company opened the Mohegan Sun Casino in Uncasville,  Connecticut  in October 1996.  Accordingly,  the
         results in 1996 reflect the Company's share of revenues from two months of operations at this facility.

 (g)     Effective  January 1, 1997,  the Company  adopted  Statement of Financial  Accounting  Standards  No. 128,
         "Earnings Per Share".

(B)  Capitalization and Indebtedness

         Not applicable.

(C)  Reasons for the Offer and Use of Proceeds

         Not applicable.

(D)  Risk Factors

Competition

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
This could open up new markets in which the Company  currently  competes in to new  entrants,  and could create new markets  which may  compete as  tourist  destinations.  The  Company's  competitive  position  could be  materially adversely  effected by such larger  companies,  new entrants and new markets and our revenues  could  decline which would harm our financial condition.

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

         A further  discussion of  Competition  at the Company's  operations by geographic  location is included in
"Item 4. Information on the Company, (B) Business Overview-Competition."

Seasonality and Weather

         Historically,  the Company's  revenues and operating profits in The Bahamas and Mauritius have been higher during the first calendar  quarter,  the prime tourist season,  than in successive  quarters.  If we were unable to accommodate guests during this period, for any reason,  including  disruptions caused by weather,  our revenues and profits could be adversely affected.

         The Bahamas and  Mauritius are subject to tropical  weather and storms,  which,  if severe,  can adversely affect the operations of the Company and affect  tourism.  Similarly,  inclement  weather can adversely  affect the operations in Connecticut,  as the principal means of  transportation  to this property is by automobile or bus. In
September  1999, our properties on Paradise  Island in The Bahamas were hit by Hurricane  Floyd, a hurricane  rated by the United States  National  Weather Service as a category five, its highest  rating.  The Company's  properties in The  Bahamas  suffered  approximately  $45  million of  property  damage  that took three  months to repair.  No assurances  can be given that our  business  will not be adversely  affected by severe  weather  conditions  in the future,  which could cause significant  damage and suspension in service provided to our patrons and could harm our financial condition and results of operations.

Dependence on Air Service

         Most  patrons of the  Company's  resorts on Paradise  Island and  Mauritius  arrive by air.  Although  the
Company  considers the current level of air service to The Bahamas and Mauritius to be adequate,  any  interruption or  reduction  of air  service  to The  Bahamas or  Mauritius  could have an  adverse  effect on the  Company.  Any disruptions  or hindrances to air or road  transportation  could  restrict the growth of the Company's  businesses, negatively effect its competitive position and have an adverse effect on the revenues and profits of the Company.

Risks Associated with New Projects and Expansion

         The ability of the Company to take advantage of business  opportunities  and to further  develop  existing businesses will depend upon a number of factors,  including the  availability of financing,  terms and covenants in its credit  facilities,  the  ability of the  Company,  its key  employees  and,  in certain  cases,  its  business partners,  to obtain and  maintain  permits and  licenses  (including  gaming and liquor  licenses  and permits and approvals  relating to land use,  construction  and zoning) and, in some cases,  the ability to find,  and maintain relationships with, suitable  development and business partners.  The failure to obtain required licenses,  permits or  approvals  in a timely  manner or the loss or  suspension  of any such  license,  permit or approval may delay, restrict or prevent one or more projects,  including  further  expansion on Paradise  Island,  from opening or from opening as scheduled or the Company from being the developer, manager or operator of one or more such projects.

Employee Relations

         In The Bahamas,  a union represents  approximately  3,800 of our employees.  We participate in an employer association  whose existing  contract with the union expires  January 1, 2003.  Labor relations in The Bahamas have not been stable over the last few years,  and there have been occasional work stoppages.  As the country's  largest private  employer,  we are often the target of labor  disputes.  Any  protracted  labor  disputes or work stoppages could result in reduced revenues and could harm our financial condition and results of operations.

Environmental, Health and Safety Laws and Regulations

         The Company's  operations are regulated  under a number of federal,  provincial,  state and local laws and regulations  that govern,  among other things,  the handling of waste  materials,  some of which are  classified as hazardous  materials,  and the discharge of hazardous materials into the environment.  The Company's operations are subject to stringent  regulations  relating to protection of the  environment  and waste  handling.  In addition to liability for our own  noncompliance,  these laws and regulations may expose us to liability for the  noncompliance of other  parties,  without  regard to whether we were  negligent.  Sanctions  for  noncompliance  with  applicable environmental  laws and  regulations  may include  administrative,  civil and  criminal  penalties,  revocation  of permits  and  corrective  action  orders.  Furthermore,  we may be liable  for costs for  environmental  cleanup at currently or previously owned or operated  properties or off-site  locations.  The Company's failure to comply with existing  laws or  regulations,  the  adoption  of new  laws  or  regulations  with  additional  or more  rigourous compliance  standards,  or the more vigorous  enforcement of environmental laws or regulations could seriously harm our business by increasing our expenses and limiting our future opportunities.

Control by Principal Shareholder

         Sun International  Investments  Limited ("SIIL") controls  approximately 50% of the Ordinary Shares of the
Company.  Pursuant to the terms of a heads of  agreement  dated August 1993,  as amended,  among the Company,  SIIL and the Government of the Commonwealth of The Bahamas,  SIIL agreed,  among other things,  to control a majority of the  Board of  Directors  of the  Company  until  June 30,  2004.  This  voting  power  means  that SIIL is able to effectively  control the outcome of  substantially  all  matters  requiring  shareholder  approval,  including  the election of the Company's  directors,  thereby controlling the management,  policies and business operations of the
Company.  SIIL could use this voting  power to block the  Company's  ability to obtain  certain  types of financing for development  plans,  renovations or expansions,  which could materially  adversely effect the Company's ability to develop its business and pursue our strategies.

Regulatory and Political Factors

         The  operating  of  gaming  facilities  is  generally  subject  to  extensive  governmental   regulations.
Regulatory  authorities typically require various  registrations,  licenses,  findings of suitability and approvals to be held by operators of gaming  facilities.  The regulatory  authorities in these  jurisdictions  generally have broad  discretion  in the  granting,  renewal,  suspension  and  revocation  of  licenses  and  require  that  such registrations,  licenses,  findings  and  approvals  be  renewed  or  updated  periodically.  The  Company  and the necessary  key  personnel  are  currently  qualified  to  operate  in all the  jurisdictions  in which the  Company operates. No assurances can be given,  however,  that any new or permanent licenses,  permits or approvals that may be required by the Company,  its key employees and its partners,  if  applicable,  in the future will be granted or that its  existing  licenses,  permits and  approvals  will be renewed or will not be  suspended  or revoked in the future.  For  example,  the  Bahamian  government  has agreed that it will not grant any new licenses for gaming on
Paradise  Island or New  Providence  Island  until  2013,  subject to Sun  Bahamas,  our  wholly-owned  subsidiary, creating  2,000  full-time  jobs by year 10 of its  expansion  and  development  plans.  Our agreement to develop a casino project in the Catskill region of the State of New York for the  Stockbridge-Munsee  Band of Mohican Indians
(the  "Stockbridge-Munsee  Tribe")  depends  on  various  government  approvals.  The  failure to receive or review licenses or the  suspension or revocation of licenses  could harm the Company's  reputation and result in a loss of revenue and could materially adversely effect the Company's financial condition and results of operations.

         Gaming  operators  generally  are  subject  to  significant  taxation  and fees.  Such  taxes and fees are subject  to  increase  at any  time.  The  Company  pays  substantial  taxes and fees with  respect  to its  gaming operations  and will likely incur similar  taxes and fees in any other  jurisdictions  in which it conducts  gaming operations  in the  future.  Any  material  increase  or the  adoption  of  additional  taxes or fees  could have a material adverse effect on the Company.

Enforceability of Civil Liabilities

         The Company is a Bahamian  international  business company  incorporated under the International  Business
Companies  Act,  1989 of the  Commonwealth  of The Bahamas (the  "Companies  Act").  Certain of the  directors  and executive  officers of the Company  reside outside the United  States.  A substantial  portion of the assets of our directors and officers and of our assets are located  outside the United States.  As a result,  it may be difficult or impossible  to effect  service of process  within the United  States upon us or our  directors and officers,  to bring suit in the United  States  against us or our  directors  and  officers or to enforce,  in the United  States courts,  any judgment  obtained  there against us or our directors and officers.  In addition,  it is unlikely that
Bahamian  courts  would  entertain  original  actions  against  Bahamian  companies,  their  directors  or officers predicated  solely  upon  United  States  federal  securities  laws.  Furthermore,  judgments  based  on the  civil liability  provisions of the United States federal  securities laws are not directly  enforceable in The Bahamas. A lawsuit must be brought in The Bahamas in order to enforce a judgment  based on the civil  liability  provisions of the U.S. federal securities laws.

         Gaming debts may not be legally  enforced in certain  foreign  jurisdictions  or in certain  jurisdictions within the United  States.  As a result,  the Company  may be unable to collect  gaming  debts from  patrons of our casinos who reside in such jurisdictions.

Dependence on Key Personnel

         The Company depends upon the efforts and skills of Mr. Solomon  Kerzner,  its Chairman and Chief Executive
Officer.  Mr.  Kerzner is also the Chairman of World Leisure Group Limited,  a British  Virgin Islands  corporation
("WLG"),  which  indirectly  controls  through  intermediate  entities  approximately  one-third of the outstanding equity of SIIL,  and is also a  beneficiary  of a Kerzner  family trust which owns WLG. The loss of the services of
Mr.  Kerzner or his  inability  to devote  sufficient  attention  to the  operations  of the  Company  could have a material adverse effect on the Company's ability to develop potential business opportunities.

Previous Changes in Business Plans

         Reassessments  of and changes to the Company's  business plans could hinder our  development and result in charges or fees that could harm our financial condition and results of operations.

         The Company is constantly  reviewing  its  development  plans in light of a variety of factors,  including the  availability  of  financing,  regulatory  and political  considerations,  competition  and other  business and strategic  concerns.  As a result of  reassessments,  management  of the  Company  may choose to change such plans, which  could  result in failure to expand  into  certain  markets and could also cause the Company to incur fees or charges.  For example,  in 2000,  the Company  agreed to terminate its agreement  with Starwood  Hotels and Resorts
Worldwide  Inc.  ("Starwood")  to acquire the Desert Inn Hotel and Casino in Las Vegas (the  "Desert  Inn"),  which
Starwood  later sold to a third  party.  Consequently,  we were  required to pay  Starwood  $7.2 million of our $15 million  deposit and we incurred an additional  $4.0 million of sunk costs relating to the Desert Inn  transaction.
The  Company had plans for a 700-room  hotel  project at Atlantis in  Paradise  Island,  which we  postponed.  This caused the Bahamian  government to suspend annual tax incentives of  approximately  $3 million.  Any future changes in our plans could result in  additional  costs and fees which could harm our  financial  condition  and results of operations.  There is no assurance that the Company will carry forward and complete proposed business plans.

General Economic and Market Conditions

         The Company's  business is affected by general economic and market  conditions  particularly in the United
States and Europe.  A large  portion of the  Company's  business in the Bahamas is  generated  by Group  Convention
Sales and  individual  tour and travel.  A recession  or economic  slowdown  could cause a reduction in group sales bookings or the  desirability of tourists to book vacations at our Bahamas  property,  which would adversely effect our operating results.

ITEM 4.  INFORMATION ON THE COMPANY

(A)  History and Development of the Company

         Sun  International  Hotels Limited ("Sun  International" or the "Company") was incorporated in The Bahamas in 1993, and is an  international  business  company under the  International  Business  Companies Act, 1989 of the
Commonwealth  of The Bahamas.  The Company is  registered  under number  46,600B at the  Companies  Registry of The
Bahamas.  The Company's  executive offices are located at Executive  Offices,  Coral Towers,  Paradise Island,  The
Bahamas,  and the  telephone  number is  242-363-3000.  The  Company's  agent for  service of process in the United
States is  Corporation  Services  Company,  1013 Centre Road,  Wilmington,  Delaware  19805.  On March 1, 1996, the
Company  listed its  Ordinary  Shares for trading on The New York Stock  Exchange  ("NYSE"),  and such shares trade under the symbol "SIH".

         In 1993, Sun  International  was established in order to acquire the Paradise Island Resort and Casino and related operations from Resorts International, Inc.  The acquisition was completed in May 1994.

         In June 1994, the Company established Sun Cove Limited ("Sun Cove"). Sun Cove has a 50% interest in, and is a managing partner of, Trading Cove Associates  ("TCA"), a Connecticut general  partnership.  In September 1995, TCA entered  into  a  Gaming  Facility  and  Construction  Agreement  with  the  Mohegan  Tribal  Gaming  Authority,  an instrumentality  of the Mohegan Tribe of Indians of Connecticut (the "Mohegan Tribe") pursuant to which TCA assisted the Mohegan Tribe with the design,  development  and  financing of the Mohegan Sun Casino  resort and  entertainment complex situated in the town of Uncasville, Connecticut (the "Mohegan Sun Casino"). In addition, in August 1995, TCA entered into a gaming management agreement (the "Management Agreement") with the Mohegan Tribe pursuant to which TCA provided  certain  management,  marketing and  administrative  services to the Mohegan Tribe upon the opening of the
Mohegan Sun Casino in October 1996. Under the Management Agreement,  TCA received a management fee of between 30% to
40% of the net profits,  as defined,  of the Mohegan Sun Casino which profits were distributed to TCA's partners and certain of their  affiliates  under the TCA  partnership  agreements.  In February  1998,  TCA and the Mohegan Tribe entered into an agreement (the "Relinquishment Agreement") pursuant to which the Management Agreement was terminated effective January 1, 2000 and the Mohegan Tribe assumed full management  responsibility  for the Mohegan Sun Casino.
Under the Relinquishment  Agreement,  commencing on January 1, 2001 TCA receives payments in the amount of 5% of the gross revenues of the Mohegan Sun Casino (including any expansions thereto) for a period of 15 years. In addition to the  Relinquishment  Agreement,  in February  1998 the Mohegan  Tribe  appointed TCA to develop its expansion of the
Mohegan Sun Casino,  which is expected to cost  approximately  $960  million and open in late 2001.  TCA  receives a development fee in the amount of $14 million for services provided under this development agreement.

         In May 1995,  the  Company  acquired  from SIIL  equity  interests  in Sun Resorts  Limited  ("Sun  Indian
Ocean"),  Societe de  Participation  et  d'Investissement  dans les  Casinos  ("Sun  France")  and  SIIL's  project development and management businesses.  The Company sold its interest in Sun France in early 1997.

         In December 1996, the Company acquired SINA (formerly Griffin Gaming & Entertainment,  Inc.). SINA is a holding  company which,  through an indirect  wholly-owned  subsidiary,  owned and operated  Resorts  Atlantic City.
Subsequently,  the Company  contributed to SINA the stock of Sun Cove and that of all the companies that support the
Bahamian  operations  located in the State of Florida to SINA. As explained  below under "Recent  Developments",  on
April 25, 2001, the Company sold its Resorts Atlantic City operations to an unaffiliated company.

         In 1999, the Company formed a joint venture with Vistana, Inc.  ("Vistana"),  a subsidiary of Starwood, to develop a time share project on Paradise  Island  ("Harborside  at Atlantis").  The Company and Vistana each have a
50% interest in the joint venture.

         On January 19,  2000,  the Company  announced  that it had  received a proposal  from SIIL to acquire in a merger  transaction  all Ordinary Shares of the Company not already owned by SIIL or its  shareholders  for $24 per share in cash.  To consider the proposal,  the Company  formed a committee of  independent  members of the Board of
Directors  (the  "Special  Committee"),  which  retained  its  own  financial  and  legal  advisers.  The  proposed transaction  was subject to various  conditions,  including  approval by the Special  Committee.  On June 16, 2000, the Company  announced  that SIIL was not able to negotiate a mutually  satisfactory  transaction  with the Special
Committee and that SIIL advised the Company that its proposal had been withdrawn.

         In order to allow  shareholders  of the Company to sell at least a portion of their Ordinary Shares at the price formerly  proposed by SIIL,  upon approval by the Board of Directors,  the Company  offered to purchase up to
5,000,000  Ordinary  Shares at a $24 per share  cash  price.  The  self-tender  offer was  subject to the terms and conditions  set forth in the Offer to Purchase,  including the condition  that the Ordinary  Shares  continue to be listed for  trading on the New York Stock  Exchange  and that the  Company  remain  subject to  periodic  reporting requirements  of the Securities  Exchange Act of 1934. In August 2000, the Company  announced the completion of the self-tender,  pursuant to which  5,000,000  Ordinary  Shares were  purchased  by the Company at $24 per share.  The self-tender  offer was financed with borrowings under the Company's  existing  Revolving Bank Credit Agreement (the
"Revolving Credit Facility").  None of the shares held by SIIL and its shareholders were sold in the self-tender.

Recent Developments

Trading Cove New York

         Trading Cove New York, LLC ("TCNY"),  a Delaware limited liability  company,  is 50% owned by Sun Cove New
York,  Inc.,  a Delaware  corporation  and  wholly-owned  subsidiary  of SINA.  In March 2001,  TCNY entered into a
Development  Services  Agreement  (the  "Development   Agreement")  with  the  Stockbridge-Munsee   Tribe  for  the
development  of a  casino  project  in the  Catskill  region  of New  York  (the  "NY  Project").  Pursuant  to the
Development  Agreement,  TCNY will provide preliminary funding,  certain financing and development  services.  TCNY has  secured  land  and/or  options on  approximately  340 acres of  property  in the town of  Thompson  for the NY
Project.  The  Stockbridge-Munsee  Tribe does not currently have  reservation land in the State of New York, but is federally  recognized  and operates a casino on its  reservation  in Wisconsin.  The NY Project is contingent  upon numerous federal,  state and local approvals to be obtained by the  Stockbridge-Munsee  Tribe,  which approvals are beyond the control of TCNY.  The Company can make no  representation  as to whether any of the  required  approvals will be obtained by the Stockbridge-Munsee Tribe.

Resorts Atlantic City

         On April 25,  2001,  the  Company  sold  Resorts  Atlantic  City to an  affiliate  of Colony  Capital  LLC
("Colony") for a purchase price of approximately  $144 million,  including  accrued interest (the "Resorts Atlantic
City Sale").  In addition,  Colony has a two year option to acquire  certain  undeveloped  real estate owned by the
Company,  adjacent to Resorts  Atlantic  City,  for a purchase  price of $40 million (the  "Atlantic City Option"), which option can be extended for an  additional  two years under certain  circumstances.  Most of the Atlantic City
Option  property is currently  leased by SINA to Colony and is utilized for parking by Resorts  Atlantic  City.  To facilitate  Colony's  financing,  the Company lent Colony's  affiliate  $17.5 million  toward the purchase price of
Resorts  Atlantic  City in  exchange  for an  unsecured  note (the  "Note")  at an annual  rate of 12.5% per annum.
Interest is payable  semi-annually,  one-half in cash and  one-half in  payment-in-kind  notes ("PIK  Notes"),  the principal  balance  and all  outstanding  interest on the Note and the PIK Notes to be paid in seven years from the date of the original  Note.  The balance of the  proceeds was paid in cash.  The net cash  proceeds  received  from this  transaction were used to reduce the amount of borrowings  outstanding on the Revolving  Credit Facility.  See
"Item 5. Operating and Financial Review and Prospects,  (B) Liquidity,  Capital Resources and Capital Spending" for
further  discussion on the Revolving  Credit Facility.  Net assets held for sale on the  accompanying  consolidated balance sheets as of December 31, 2000  represent the adjusted book value of the assets  disposed of in the Resorts
Atlantic City Sale.

The Maldives

         In May 2001,  the Company  announced  that it has agreed to operate the  Kanuhura Sun Resort & Spa Limited
("Kanuhura  Sun"),  a 100-room  luxury resort located on Kanuhura  Island in the Maldive  Islands which are located off the  Southern  tip of India.  The Company  expects to enter into a long-term  management  agreement  to operate
Kanuhura Sun in exchange for certain  fixed fees and  additional  fees based on a percentage  of revenues and gross operating profit, as defined.

Sunonline

         On February  13, 2001,  the Company  announced  that it has an agreement  with Boss Media AB to develop an internet  gaming  software  solution.  Boss Media is a public company traded on the Stockholm Stock Exchange and is contracted to the Swedish  Government owned company Svenska Spel to provide  internet casino software.  The Company is currently  licensed by the  Kahnawake  Gaming  Commission,  a native North  American  Indian band in Canada,  to operate an online  casino.  The Company is in the advanced  stages of  designing  its site and is prepared to begin operation.  The Company has developed and  implemented  systems and  procedures to exclude play from  jurisdictions where  internet  gaming is  illegal,  such as the United  States.  The  Company  intends to  initially  operate its internet  gaming site on a test basis to determine  the  viability of the  business  and the  effectiveness  of its systems to maintain  compliance  with all applicable  laws.  There can be no assurances that the business is viable or the Company's systems will be effective.

(B)  Business Overview

         Sun  International  is an  international  resort and gaming  company,  which develops and manages  premier resort and casino  properties.  The Company,  through its  subsidiaries,  currently  operates  resort hotels and/or casinos in The  Bahamas,  the Indian  Ocean and Dubai.  In  addition,  the Company  earns income based on the gross revenues of the  Mohegan Sun Casino,  a casino  complex  developed  by the Company on behalf of the Mohegan  Tribe.
The  Company's  largest  property is the  Atlantis  Resort and Casino,  a 2,317-room  resort and casino  located on
Paradise Island, The Bahamas.

The Properties

The Bahamas

         Casino hotel and related  revenues  earned at the Company's  properties on Paradise  Island in The Bahamas for the years ended  December 31,  2000,  1999 and 1998 were $471.2  million,  $441.1  million and $245.0  million, respectively.  In addition,  in 2000, the Company  earned real estate  related  revenues of $108.7 million from the sale of  homesites in The Bahamas and $3.4  million of  management  fees for  services  provided to  Harborside  at
Atlantis, described below.

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

         The Company's  largest  property is the  ocean-themed  environment of "Atlantis" on Paradise  Island.  The property  includes a 14-acre  saltwater  marine life habitat which features the world's  largest open air aquarium, showcasing over 100 species of marine life,  waterfalls,  lagoons,  adventure walks and a clear tunnel submerged in a predator  lagoon  through which visitors can walk and be surrounded by sharks,  sea turtles,  stingrays and other marine life.  The 2,317 guest rooms at Atlantis  includes the  1,200-room  Royal  Towers,  which opened in December
1998 as part of a major expansion.

         The 1998 expansion also included a new 100,000 square foot casino and  entertainment  center and expansive marine habitats,  adventure rides,  swimming pools and other  entertainment  attractions,  as well as the Marina at
Atlantis.  The new Atlantis  Casino,  with  approximately  1,000 slot machines and 78 table games, is the center of the new  entertainment  complex,  which  spans a  seven-acre  lagoon  and  connects  the Royal  Towers to the Coral
Towers.  The final project cost for this expansion  totaled  approximately  $500 million,  excluding $40 million of capitalized interest.

         During  the  first  quarter  of 1999,  the  Company  completed  several  additional  development  projects including a 30,000 square foot retail link  connecting the Coral Towers to the new  entertainment  center,  the new porte cochere for the Coral Towers,  an 1,800 car parking  garage,  a new laundry  facility and a Bahamian arts and crafts  market.  During  the second  quarter of 1999,  the  Company  completed  the  conversion  of the  previously existing  30,000  square foot casino space into a convention  center and  construction  of a sports  center,  which includes an 18-hole putting course and a tennis center.  These  projects,  excluding the convention  center,  which is part of the expansion described above, cost approximately $100 million.

         In September  1999,  Paradise  Island was hit by Hurricane  Floyd, a hurricane  rated by the United States
National  Weather  Service as a category  five,  its  highest  rating.  The  Paradise  Island  properties  suffered approximately  $45 million of property  damage.  At Atlantis,  230 rooms were taken out of service for three months and the Ocean Club,  described below, was closed for approximately  three and one half months. The Company had full property  and  business  interruption  insurance  coverage  and  remedial  work was  completed  by  year-end  1999.
Hurricane Floyd was the first significant hurricane to hit Paradise Island in over thirty years.

         During 2000,  the Company  completed  the  redevelopment  of the Paradise  Island Golf Course into a first class  championship  venue,  designed by Tom Weiskopf.  The redevelopment  included a new clubhouse and development of the infrastructure to support the Ocean Club Estates housing  development,  which comprised 121 luxury homesites surrounding  the golf course.  As of the second  quarter of 2001,  nearly all of the available  homesites have been sold.

         In addition to Atlantis  and the Paradise  Island Golf Club,  the  Company's  Paradise  Island  operations include the Ocean Club,  a high-end  luxury  resort hotel with 106 guest rooms  including an addition  completed in
2000. The addition to the Ocean Club comprised 50 luxurious  rooms,  including ten deluxe suites,  as well as a new beachfront  restaurant and significant  enhancements to the existing pool and garden areas.  The cost of developing the golf course,  the  infrastructure  at Ocean Club  Estates and the addition to the Ocean Club was  approximately
$113.8 million

         During the second  half of 2000,  the  Company  completed  an  extensive  capital  expenditure  program of approximately  $20 million at Atlantis'  Beach  Tower.  This program  included the  renovation  of all of the Beach
Tower's 425 rooms and improvements to certain public spaces.

         During 2001,  the Company  plans to complete a major  capital  expenditure  program of  approximately  $20 million to complete  renovations at the Ocean Wing of Atlantis'  Coral Towers.  This will include the renovation of approximately 400 rooms, including improvements to certain public spaces.

         Sun Bahamas also owns and operates shops,  restaurants,  bars and lounges,  tennis courts and other resort facilities on Paradise Island,  as well as roads and other land  improvements on Paradise  Island,  and a water and sewage  system which  serves,  at stated  charges,  substantially  all  facilities  on Paradise  Island,  including non-affiliated  customers.  In connection with the Company's  expansion on Paradise  Island  completed in 1998, the
Bahamian  Government  constructed  a new  bridge  connecting  New  Providence/Nassau  and  Paradise  Island and the
Paradise  Island  Tourist and  Development  Authority,  a  non-profit  entity  formed to promote  Paradise  Island, implemented a $20 million road and infrastructure improvement program.

         To further diversify the product mix available at Atlantis, in 1999 the Company formed a joint venture with
Vistana,  a  subsidiary  of  Starwood,  to develop a timeshare  project on  Paradise  Island  adjacent to  Atlantis,
Harborside at Atlantis.  The Company and Vistana each have a 50% interest in the joint venture.  Construction of the first phase,  consisting of 82 units, began in 2000 and was completed in February 2001. Sales of the timeshare units began in May 2000. Currently, the Company is uncertain as to when it anticipates developing further units as part of this project.  As part of its joint venture  agreement,  the Company  contributed land and Vistana  contributed cash based on the number of timeshare units to be developed.

         Sun Bahamas owns a 100-room  beachfront resort hotel,  Paradise Paradise.  This property was closed to the public in September 1998 and has been used since then to house expatriate professionals and construction staff.

         The  Company  previously  had plans for an  additional  700-room  Phase III  hotel  project  at  Atlantis.
However,  considering  its  available  development  resources  and  alternative  uses of  capital,  the Company has postponed  this project,  and as a result,  annual tax  incentives of  approximately  $3.0 million  pursuant to the
Company's  agreement  with the  Bahamian  Government  have been  suspended.  See  "Certain  Matters  Affecting  the
Company's  Bahamian  Operations-Heads  of Agreement" below for a description of these tax incentives.  In the event the Company begins  construction of the Phase III project,  these tax incentives will be prospectively  reinstated.
Although  the  Company  currently  has no plans to proceed  with the Phase III  development,  it will  continue  to consider the results at its Paradise Island  operations as well as general  business trends and alternative uses of its capital in determining the timing of proceeding with Phase III.

Atlantic City

         Casino hotel and related  revenues earned at Resorts  Atlantic City for the years ended December 31, 2000,
1999 and 1998 were $258.0 million, $243.1 million and $260.7 million, respectively.

         Resorts Atlantic City commenced  operations in May 1978 and was the first casino/hotel  opened in Atlantic
City.  This was  accomplished  by the  conversion  of the former  Haddon  Hall  Hotel,  a classic  hotel  structure originally  built in the early 1900's,  into a casino/hotel.  It is situated on  approximately  seven acres of land with  approximately 310 feet of Boardwalk frontage  overlooking the Atlantic Ocean.  Resorts Atlantic City consists of two hotel towers,  the 15-story  Ocean Tower and the nine-story  Atlantic City Tower,  a 700-car  parking garage and approximately  three acres of surface lot parking.  In addition to the casino  facilities  described below, the casino/hotel  complex includes  approximately 644 guest rooms, the 1,400-seat  theater,  seven  restaurants,  a VIP slot and table player  lounge,  an indoor  swimming pool, a public  lounge,  a health club and retail  stores.  The complex also has approximately 28,000 square feet of convention  facilities,  including six large meeting rooms and a 2,000 square foot ballroom.

         Resorts  Atlantic City has a 75,000  square foot casino and a simulcast  pari-mutuel  betting  facility of approximately  3,000 square feet. At December 31, 2000,  these gaming areas contained 73 table games  comprising 35 blackjack tables,  eight roulette tables,  seven craps tables,  and 23 other specialty games that include Caribbean
Stud, Baccarat,  Mini-Baccarat,  Let It Ride, Three-card Poker, Pai Gow Poker, Big Six, Pai Gow, and Spanish Twenty
One.  There are also  2,367  slot  machines  and six  betting  windows  and four  customer-operated  terminals  for simulcast pari-mutuel betting.

         In July 1999,  the Company  completed a renovation of Resorts  Atlantic  City,  which  included  extensive renovations  to the casino floor,  hotel lobby,  guest rooms and suites,  room  corridors,  restaurants,  the hotel porte  cochere,  public areas and the  addition of a new VIP player  lounge.  The total cost of the 1999  expansion was approximately $48 million.  In 2000, the Company completed a further  renovation of the casino,  which included construction  of a new nine-bay bus depot,  a waiting area with seating for  approximately  250 patrons and various other amenities.  Additionally,  the casino floor was expanded to include additional slot machines.  The total cost of this project, including the new slot machines, was approximately $7.0 million.

         As previously  described,  the Company sold Resorts Atlantic City on April 25, 2001. However,  the Company
continues to own  approximately  9.5 acres of additional  land available for  development  immediately  adjacent to
Resorts  Atlantic  City.  This land is included in the  Atlantic  City Option and,  effective  April 25,  2001,  is leased to Colony for a fee of $100,000 per month.

Connecticut

         For the years ended December 31, 2000, 1999 and 1998,  respectively,  the Company  received  payments from
TCA in the amount of $23.6 million, $39.3 million and $34.6 million, respectively.

         As is  described  under  "Item 4 (A)  History  and  Development  of the  Company",  the  Company has a 50%
interest  in,  and is a managing  partner  of,  TCA.  In 1998,  the  Mohegan  Tribe  appointed  TCA to develop  its approximately  $960 million  expansion of the Mohegan Sun Casino.  The  expansion  includes an  additional  115,000 square foot casino,  a 1,200-room  hotel,  an arena and additional  retail space.  It is  anticipated  that the new casino  will  open in the  fourth  quarter  of 2001  with the hotel  opening  in the  second  quarter  of 2002.  In addition,  TCA and the  Mohegan  Tribe  entered  into the  Relinquishment  Agreement  whereby  it was  agreed  that effective  January 1, 2000, TCA would turn over  management of the Mohegan Sun Resort Complex (which  comprises the existing  operations and the proposed  expansion) to the Mohegan Tribe.  Pursuant to the Relinquishment  Agreement,
the Management  Agreement was  terminated,  and,  beginning  January 1, 2000, TCA receives  annual payments of five percent of the gross revenues of the Mohegan Sun Resort Complex, including the expansion, for a 15-year period.

         The Mohegan Sun Casino has a Native  American theme that is conveyed  through  architectural  features and the use of natural design elements such as timber,  stone and water.  Guests enter the existing  Mohegan Sun Casino through one of four major entrances,  each of which is distinguished by a separate seasonal theme; winter,  spring, summer and fall,  emphasizing  the  importance  of the  seasonal  changes to tribal  life.  The  Mohegan Sun Casino currently  includes  approximately  150,000 square feet of gaming space and features more than 3,000 slot machines,
153 table  games,  42 poker  tables and guest  parking  for 7,500  cars.  Once the new  casino  opens in the fourth quarter of 2001,  the Mohegan Sun Casino  Complex will include over 6,200 slot  machines.  The site for the Mohegan
Sun Casino is located  approximately  one mile from the  interchange  of Interstate 395 and  Connecticut  Route 2A, which is a four-lane  expressway.  A four-lane  access road from Route 2A (with its own exit) gives  patrons of the
Mohegan Sun Casino direct access to Interstate  395, which is connected to Interstate 95, the main highway  linking
Boston,  Providence  and New York.  This road system allows  customers to drive directly into the property from the interstate highway system without encountering any traffic light.

         Sun Cove, an indirect,  wholly owned  subsidiary of the Company,  is one of two managing  partners of TCA.
All  decisions  of the  managing  partners  require the  concurrence  of Sun Cove and the other  managing  partner,
Waterford Gaming, LLC.  In the event of deadlock there are mutual buy-out provisions.

Indian Ocean

         Management  fees  earned by the  Company for  services  provided  to Sun Indian  Ocean for the years ended
December  31,  2000,  1999 and 1998,  respectively,  amounted  to $7.5  million,  $6.5  million  and $6.0  million, respectively.

         Through June 16, 2000, Sun  International  owned a 22.8% interest in Sun Indian Ocean, a Mauritian company which is publicly  traded on the  Mauritius  Stock  Exchange.  Effective  June 16,  2000,  Sun Indian  Ocean issued additional  shares of stock under a rights  issue in which the Company did not  participate,  effectively  reducing the Company's  ownership  interest to 20.4%.  Sun Indian Ocean is regarded as one of the premier  resort  operators in the Indian Ocean and owns five beach resort  hotels in  Mauritius:  the 175-room Le Saint Geran Hotel ("Le Saint
Geran"),  the  200-room Le Touessrok  Hotel & Ile Aux Cerfs ("Le  Touessrok"),  the 248-room La Pirogue  Hotel ("La
Pirogue"),  the  333-room  Le CoCo Beach ("Le CoCo  Beach")  and the  238-room  Sugar Beach  Resort  Hotel  ("Sugar
Beach").  Until late 2000,  Sun Indian Ocean also owned the  187-room Le Galawa  Beach Resort ("Le  Galawa") in the
Comoro  Islands.  In November  2000,  Sun Indian  Ocean sold Le Galawa to an  unaffiliated  party.  Mauritius  is a tropical island located in the Indian Ocean approximately 1,200 miles from the east coast of mainland Africa.

         The  resorts in  Mauritius  are  marketed  primarily  to luxury and  mid-market  tourists  from Europe and southern Africa. Le Saint Geran and Le Touessrok offer deluxe  accommodations  and are acknowledged by the European travel trade to be among the finest beach resorts in the world.  The Conde Nast Awards for Tourism  recently  rated
Le Touessrok  as the number one beach  resort in the world and Le Saint Geran was also  included in the top ten. La
Pirogue, Le CoCo Beach, and Sugar Beach cater to mid-market and budget travelers.

         Le Saint Geran was closed in April 1999 for  reconstruction  and reopened in December  1999. The 175 rooms at Le Saint Geran include 162 suites, 12 rooms and an island-style home villa.

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

         Under  each of the Sun  Indian  Ocean  Management  Agreements,  the  Company  receives  a  management  fee calculated as a percentage of revenues (2%) and adjusted  EBITDA  (15%).  The Company  receives  project-consulting fees charged at 2.5% of the total project costs for construction and refurbishment at each resort.

The Republic of Mauritius

         The Republic of Mauritius is a small,  multi-ethnic,  independent  country  consisting of several  islands with a land area of about 720 square  miles.  The  Republic of  Mauritius  is located in the Indian Ocean and has a population of approximately 1.1 million.  The main island,  Mauritius,  lies approximately 1,200 miles off the east coast of mainland  Africa.  The other islands are Rodrigues  Island,  the Agalega Islands and the Cargados  Carajos
Shoals.  The climate is  subtropical  and generally  humid.  Most  residents are  bilingual,  speaking  English and
French.  Mauritius  has been  independent  since 1968 and a republic  since 1991.  Presidential  elections are held every five years and the next election will be held in 2004.

Dubai

         Management  fees earned by the Company for  services  provided to the Royal Mirage Hotel for the year ended
December 31, 2000 and for the four months of operation in 1999 were $1.2 million and $.5 million, respectively.

         In 1999,  the Company  entered into an  agreement to manage the Royal Mirage Hotel in Dubai,  which opened in August  1999.  The Royal  Mirage  Hotel is a luxury  258-room  hotel  built to  resemble  an Arabian  fortess on
Jumerira  Beach in Dubai.  The  agreement  has a term of twenty  years from the  opening  of the  hotel.  Under the terms of the  management  agreement,  the Company  receives a management fee calculated as a percentage of revenues
(1.5%) and gross operating  profits,  as defined (10%).  The management fee schedule may be renegotiated  after ten years.  The owner of the Royal  Mirage  Hotel has  advised  the Company  that it intends to add  approximately  240 additional rooms to the property, which will be managed by the Company.

Florida

         Sun International  Resorts, Inc. ("SIRI"), a Florida corporation and an indirect  wholly-owned  subsidiary of the Company,  together with its  subsidiaries  based in Florida,  provides  general and  administrative  support services,  marketing  services,  travel  reservations and wholesale tour services for the Company's Paradise Island operations.

France

         Through an indirect  wholly-owned  subsidiary,  the Company owns a tour  operator  company in France,  Sun
Vacances.  Sun Vacances primarily services patrons in France,  and offers  reservations  services for travel to Sun
Indian Ocean and the Royal Mirage Hotel in Dubai.

Seasonality and Weather

         The Company's  business has  historically  been seasonal,  with the largest number of patrons visiting The
Bahamas and Mauritius during late December and the first three months of the calendar year.  Accordingly,  revenues and  operating  profits for the Company have  historically  been higher during the first  calendar  quarter than in successive quarters.  In addition,  The Bahamas and Mauritius are subject to tropical weather and storms, which, if severe,  can interrupt the normal  operations of the Company and affect tourism.  Similarly,  inclement weather can adversely affect the operations of the Company's  Connecticut  operations as the principal means of  transportation to this  property  is by  automobile  or bus.  Higher  revenues  and  earnings  are  typically  realized  from  the
Connecticut operations during the middle third of the year.

         During the third and fourth quarter of 1999, the Company's  Bahamian  operations were negatively  impacted by  the  effects  of  Hurricane  Floyd  in  September  1999.  The  Company's  property  in  The  Bahamas  sustained approximately  $45 million of property  damage,  for which  remedial  work was  completed  by  year-end  1999,  and experienced  a number of customer  cancellations.  The Company was fully  insured for  property  loss and  business interruption.  The Company  expects to remain fully  insured  against  property and  business  interruption  damage resulting from storms.  However,  as a result of Hurricane Floyd, as well as substantial  losses experienced by the overall  insurance  industry  throughout the past year,  effective July 1, 2000, the Company  incurred  substantial increases in its insurance premiums paid.

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

The Bahamas

         The  Company's  Paradise  Island  operations  compete  with  cruise  ships and other  hotels and  resorts, particularly  those on Paradise  Island and New  Providence  Island in The Bahamas as well as those on Grand Bahama
Island and the Caribbean islands.  There are approximately  8,300 rooms for overnight guests on Paradise Island and
New Providence Island combined,  of which  approximately  3,700 are located on Paradise Island,  including 2,423 in hotels  owned and  operated  by the  Company.  The Nassau  Marriott,  a resort and casino  with a theater and other amenities  located on New  Providence  Island,  across  Nassau harbor from Paradise  Island,  is Atlantis'  primary competitor on Paradise Island and New Providence Island.

         Atlantis  also competes  with The Resort and Casino at Bahamia  (formerly  the Princess  Casino and Hotel)
and Our Lucaya,  which are both  located on Grand  Bahama  Island,  approximately  40 minutes by air from  Paradise
Island.  The Resort and Casino at Bahamia includes a 20,000 square foot casino,  a 960-room hotel,  restaurants and other  leisure  facilities.  Our Lucaya is a new property  which opened its first  phase,  consisting  of 550 hotel rooms,  in May 2000.  An  additional  800 rooms  opened in December  2000,  bringing the total room count to 1,350.
Amenities  include 14 restaurants and lounges,  a 36-hole golfing complex,  a spa and 40,000 square feet of meeting space.  In addition,  a new 30,000  square foot casino is planned at Our Lucaya and is expected to open in the fall of 2001. The Atlantis  Casino  competes with gaming  facilities  located in hotels and resorts in Puerto Rico, with cruise ships which  effectively  provide  additional  rooms and with resorts and casinos located on other Caribbean islands, in Atlantic City, in Las Vegas and elsewhere in the United States.

Connecticut

         Because the Mohegan Sun Casino is marketed  primarily to day-trip  customers,  it competes  primarily with the Foxwoods Resorts and Casino ("Foxwoods")  operated by the Pequot Tribe.  Foxwoods currently has more than 5,800 slot  machines,  and for the year 2000 had slot revenue of  approximately  $750 million.  To a lesser  extent,  the
Mohegan Sun Casino also competes with casinos in Atlantic  City,  certain of which have greater  resources and name recognition  than the Mohegan Sun Casino.  Currently,  Foxwoods is the only casino in operation within 150 miles of the Mohegan Sun Casino  site.  Foxwoods is located  approximately  10 miles from the Mohegan Sun Casino site and is currently the largest gaming  facility in the United States in terms of the number of slot  machines.  In addition,
Foxwoods offers a number of amenities that the Mohegan Sun Casino does not currently  offer,  including  hotels and extensive non-gaming  entertainment  facilities.  The current $960 million expansion of the Mohegan Sun Casino will include an  additional  115,000-square  foot casino  scheduled  to open in the fourth  quarter of 2001,  which will bring the total number of slot  machines to over 6,200.  In addition,  the  expansion  includes a 1,200-room  hotel expected to open in the second quarter of 2002.

         Casino gaming in the  northeastern  United States may be conducted by federally  recognized  Indian tribes operating  under the Indian  Gaming  Regulatory  Act of 1988  ("IGRA").  In  addition  to the Pequot  Tribe,  which operates Foxwoods,  a federally  recognized tribe in Rhode Island and a federally recognized tribe in Massachusetts are each seeking to establish gaming  operations in their respective  states.  Also, as previously  discussed,  the
Stockbridge-Munsee  Tribe is seeking  to develop a casino  project  in the  Catskill  region of New York.  In April
1999,  the St. Regis Mohawk Tribe opened a casino in upstate New York and is seeking  approvals to develop a casino in the Catskill  region,  while the Oneida Tribe,  which operates a previously  existing gaming facility in upstate
New York, is seeking to expand its operations.  In addition,  a number of Indian tribes in the northeastern  United
States  are  seeking  federal  recognition  in order to  establish  gaming  operations.  Finally,  Boyd  Gaming  is currently  constructing  a major casino  complex in Atlantic City and the Tropicana and Resorts  Atlantic City have announced  major  expansions  which could  impact  Connecticut.  The Company  cannot  predict  whether any of these tribes will be successful in establishing  gaming  operations and, if established,  whether such gaming  operations will have a material adverse effect on the operations of the Mohegan Sun Casino.

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

Other Existing Operations

         Sun Indian  Ocean's  resorts  on  Mauritius,  as  vacation  destinations,  are in  competition  with other locations  offering  vacations to tourists from Europe,  southern Africa and parts of Asia. In Mauritius,  there is also  competition from other resorts on the island.  In the luxury end of the Mauritian  hotels market,  Sun Indian
Ocean owns two of the five  luxury  hotels  offering  a total of 375 rooms,  while the  competing  hotels  offers a combined 344 rooms.  A sixth hotel,  with 90 rooms,  which is further  competition  in the luxury end market opened in late 2000.  Sun Indian Ocean faces more  competition  for the  mid-market La Pirogue and Sugar Beach and for the budget Le CoCo Beach. In total,  there are  approximately  4,000 hotel rooms of international  quality available in
Mauritius,  of which 1,500 are marketed in  approximately  the same price bracket as La Pirogue,  Le CoCo Beach and
Sugar Beach.

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

Union Contract Arrangements

         In The Bahamas,  approximately  3,800 employees are represented by The Bahamas Catering and Allied Workers
Union (the "Union").  Sun Bahamas  participates in The Bahamas Hotel  Employers  Association  (the  "Association"),
which represents resort operators in the Paradise  Island-New  Providence  Island area. The Association's  existing contract  with the Union  expires  January 1, 2003.  Labor  relations  in The Bahamas have not been stable over the last few years with occasional work stoppages occurring,  not only at Atlantis,  but also at publicly run entities, such as the  Bahamian  Electric  Corporation  and Bahamas  Telephone  Company.  As the  country's  largest  private employer, the Company is often the target of labor disputes.

Casino License

         Paradise  Enterprises  Limited,  ("PEL"), a subsidiary of Sun Bahamas is currently licensed to operate the
Atlantis Casino under the Bahamian  Gaming Act (the "Gaming Act").  In accordance  with Bahamian  casino  licensing requirements,  PEL is obligated  to have its casino  license  renewed  annually by the Gaming  Board.  In addition, other than an existing contingent  obligation to grant two casino licenses,  the Bahamian Government agreed that it will grant no new casino  licenses with respect to gaming  operations on Paradise  Island or New Providence  Island until 2013,  provided that Sun Bahamas achieves 75% of its projected  minimum  employment growth of 2,000 full-time jobs in connection  with its expansion and development  plans by year ten of the renewal period.  The current level of employment at Sun Bahamas meets this condition.

Basic License Fee

         Currently,  the Gaming Act provides for taxes on casino  revenues  consisting  of an annual basic  license fee of $200,000.

Casino Win Tax

         In replacement of the higher gaming taxes and fees previously  payable,  the Bahamian  Government  agreed, beginning  January 1, 1998 until December  2018, to set annual casino license fees at $100,000 per thousand  square feet of casino  space,  plus a minimum  annual  casino win tax of $4.1  million on all gaming win up to $20 million and 10% on all  gaming win over $20  million.  Additionally,  during  the 11 years  beginning  1998,  the  Bahamian
Government  agreed to reduce the annual casino  license fees by $5 million and reduce by 50% the win tax to be paid on gaming win over $20 million.  These terms are subject to an agreement  with the  Bahamian  Government  described below under "Heads of Agreement".  As described  below,  effective July 1, 2000,  these  additional  incentives are not currently realized.

         The following table  summarizes,  for the periods shown, the taxes and fees paid or accrued by Sun Bahamas under the Gaming Act and certain agreements with the Bahamian Government:

                                                                  Years Ended December 31,
                                                     ----------------------------------------------------
                                                           2000              1999              1998
                                                     -----------------  ---------------   ---------------

Casino win                                                $10,719,000       $9,631,000        $7,327,000
Basic license and operating fees                              200,000          200,000           200,000
                                                     -----------------  ---------------   ---------------
    Total                                                 $10,919,000       $9,831,000        $7,527,000
                                                     =================  ===============   ===============

Heads of Agreement

         The Company has an agreement with the Bahamian  Government,  as amended in 1997, that provides for certain investment  incentives  to  encourage  the Company to undertake an  expansion  program at Atlantis.  The  agreement provides  for certain  fixed  gaming  taxes as well as a 10% gaming tax to be paid on gaming win over $20  million.
The  agreement  also  provides  for a 50% credit  against  all  variable  gaming tax paid for a period of 11 years, effective January 1, 1998.  The tax structure is described above under "Casino Win Tax."

         In order to secure the tax  incentives,  the Company was obligated to begin  construction  of at least 562 rooms on Paradise  Island in place of the Pirate's  Cove Beach Resort (a 562-room  hotel on Paradise  Island) which the Company  demolished  during the fourth quarter of 1998. The Company had plans for an additional  700-room Phase
III hotel project at Atlantis,  which would have  satisfied  this  condition.  However,  considering  its available development  resources and alternative  uses of capital,  the Company has postponed this project.  As a result,  in
June 2000,  the Company was notified by the  Bahamian  Government  that these  additional  incentives  would not be currently  realized.  Effective  July 1, 2000,  as  described  below,  the casino win tax will  revert  back to the previously  agreed  structure.  There is no change in the $4.1  million  win tax on gaming  win up to $20  million, however,  the Company  incurs 12.5% win tax on gaming win between $20 million and $120 million,  and 10% win tax on gaming win in excess of $120 million.  The $5 million annual reduction of fees will still apply;  however,  in lieu of the 50% credit on win tax to be paid on gaming win over $20  million,  the Company  will receive a 45% credit on win tax to be paid on gaming win between $20 million and $120  million.  The effect of these changes is expected to approximate a $3 million per year increase in gaming win tax.  Under its  agreement  with the Bahamian  Government, the additional tax incentives  will be  prospectively  reinstated in the event the Company begins  construction  of these  additional  rooms.  Although  the  Company  currently  has no definite  plans to proceed  with the Phase III development,  it will  continue  to consider  the  results at its  Paradise  Island  operations  as well as general business trends and alternative uses of its capital in determining the timing of proceeding with Phase III.

         The  agreement  also  provides  for a new  five-year  joint  marketing  agreement,  pursuant  to which the
Bahamian  Government shall match the Company's  contribution,  up to $4 million  annually,  toward the direct costs related to staging  certain  marketing  events,  public  relations  activities  and the production and placement of advertisements in all media.

         Pursuant to the Heads of  Agreement,  SIIL has agreed to control a majority of Sun  International's  Board of Directors through June 30, 2004.

The Commonwealth of The Bahamas

         The  Commonwealth of The Bahamas had a population of  approximately  300,000 in 2000. The Bahamas includes approximately 700 islands,  29 of which are inhabited,  and extends from east of the Florida coast to just north of
Cuba and Haiti.  Over 60% of the  population  lives on New  Providence  Island,  where  Nassau,  the capital of The
Bahamas, is located.  The Bahamas first obtained internal  self-government in 1964 and became an independent nation within the British  Commonwealth  in 1973. The first elections under universal adult suffrage were held in November
1962.  The  present  government  was first  elected  in 1992 and  re-elected  in March  1997,  having  succeeded  a government that was in power for over 20 years. The official language is English.

         The  currency of The Bahamas has been tied to the U.S.  dollar since 1970 with an official  exchange  rate of U.S. $1.00 equal to 1.00 Bahamian dollar.

         The  Ministry of Tourism  spends over $35 million  annually to promote The Bahamas and in recent years the government has made large investments in the expansion of both Nassau Harbor and Nassau International Airport.

Certain Matters That Affected the Company's Atlantic City Operations Prior to Its Disposition

Competition

         Competition in the Atlantic City casino/hotel  market is intense.  Casino/hotels  compete primarily on the basis of promotional allowances,  entertainment,  advertising,  services provided to patrons, caliber of personnel, attractiveness of the hotel and casino areas and related amenities,  and parking facilities.  Resorts Atlantic City competes directly with 11 casino/hotels in Atlantic City which, in the aggregate,  contain approximately  1,198,000 square feet of gaming area, including simulcast betting and poker rooms, and over 11,000 hotel rooms.

         Resorts  Atlantic  City is located at the  northern end of the  Boardwalk  adjacent to the Trump Taj Mahal
Casino  Resort  (the "Taj  Mahal"),  which is next to the  Showboat  Casino  Hotel (the  "Showboat").  These  three properties have a total of approximately  2,700 hotel rooms and  approximately  328,000 square feet of gaming space in close proximity to each other. In 2000, the three  casino/hotels  combined  generated  approximately  26% of the gross gaming revenue of Atlantic City. A 28-foot wide enclosed  pedestrian  bridge  between  Resorts  Atlantic City and the Taj Mahal allows  patrons of both hotels and guests for events being held at Resorts  Atlantic City and the
Taj Mahal to move between the facilities  without  exposure to the weather.  A similar enclosed  pedestrian  bridge connects the Showboat to the Taj Mahal,  allowing  patrons to walk under cover among all three  casino/hotels.  The remaining nine Atlantic City  casino/hotels  are located  approximately  one-half mile to one and one-half miles to the south on the Boardwalk or in the Marina area of Atlantic City.

         In recent  years,  competition  for the gaming  patron  outside  of  Atlantic  City has  become  extremely intense.  In 1988, only Nevada and New Jersey had legalized  casino  operations.  Currently,  almost every state in the United  States has some form of  legalized  gaming.  Also,  The  Bahamas and other  destination  resorts in the
Caribbean and Canada have  increased the  competition  for gaming  revenue.  Directly  competing with Atlantic City for the  day-trip  patron  are two  gaming  properties  on  Indian  reservations  in  Connecticut.  One,  Foxwoods, currently  has more  than  5,800  slot  machines,  and for the year 2000 had slot  revenue  of  approximately  $750 million,  which is more than twice the slot revenue of the largest  casino/hotel  in Atlantic City. The other,  the
Mohegan Sun Casino,  which  opened in October  1996 and until  December  31, 2000 was managed by TCA, has more than
3,000 slot  machines  and had slot revenue of  approximately  $550 million in 2000.  The Oneida  Indians  operate a casino near Syracuse,  New York.  Other Indian tribes in the states of New York,  Rhode Island,  Massachusetts  and
Connecticut are seeking  approvals to establish gaming  operations which would further increase the competition for day-trip patrons. In addition, three racetracks in the State of Delaware operate slot machines.

         This rapid expansion of casino gaming,  particularly that which has been introduced into  jurisdictions in close  proximity to Atlantic  City,  adversely  affected the  Company's  operations in Atlantic City as well as the
Atlantic City gaming industry.

Transportation Facilities

         The lack of an adequate  transportation  infrastructure  in the Atlantic City area continues to negatively affect the  industry's  ability to attract  patrons from outside its core  geographic  area. In 1996,  the Atlantic
City International  Airport,  located approximately 12 miles from Atlantic City, was expanded to double the size of the terminal  and add  departure  gates,  to improve the baggage  handling  system and provide  sheltered  walkways connecting the terminal and planes.  However,  scheduled  service to that airport from major cities by national air carriers remains extremely limited.

         Since the  inception of gaming in Atlantic  City there has been no  significant  change in the  industry's marketing base or in the principal means of  transportation  to Atlantic City,  which continues to be by automobile and bus. The resulting  geographic  limitations and traffic congestion have restricted  Atlantic City's growth as a major resort destination.

         At Resorts  Atlantic City, the Company utilized  day-trip bus programs.  To accommodate its bus patrons in
2000,  the  Company  constructed  a  nine-bay  bus  center  at  Resorts  Atlantic  City  with a  waiting  area that accommodates up to 250 persons.

Union Contract Arrangements

         As of December  31, 2000,  at Resorts  Atlantic  City,  approximately  1,400  employees of the total 3,300 workforce  were  covered  under  collective  bargaining  agreements  with the  Resorts  International  Hotel,  Inc.
("RIH").  RIH is the Company's  former  subsidiary,  prior to its sale in April 2001,  which owns Resorts  Atlantic
City. There are four separate unions representing hotel and restaurant  employees,  electrical  workers,  engineers and painters and maintenance workers.

Regulation, Gaming Taxes and Fees

General

         The Company's  operations  in Atlantic  City have been subject to  regulation  under the New Jersey Casino
Control  Act (the  "NJCCA"),  which  authorizes  the  establishment  of  casinos in  Atlantic  City,  provides  for licensing,  regulation  and taxation of casinos and related  persons and entities and created the New Jersey Casino
Control  Commission (the "NJCCC") and the Division of Gaming  Enforcement to administer the NJCCA. In general,  the provisions of the NJCCA  concern:  (i) the ability,  reputation,  character,  financial  stability and integrity of casino operators,  their officers,  directors and employees and others financially interested in or in control of a casino;  (ii) the nature and suitability of hotel and casino  facilities,  operating  methods and  conditions;  and
(iii) financial and accounting  practices.  Gaming  operations are subject to a number of restrictions  relating to the  rules of  games,  types of games  permitted,  credit  play,  size of hotel  and  casino  operations,  hours of operation,  persons who may be employed and  licensure of such  persons,  persons or entities  that may do business with  casinos,  the  maintenance  of  accounting  and cash control  procedures,  security and other  aspects of the business.

         As a result of the Resorts  Atlantic City Sale,  effective  April 25, 2001, the Company no longer operates a casino in Atlantic City.  However,  as the lessor of real estate in Atlantic City to Colony,  SINA is required to maintain a casino  service  industry  license.  SINA is also required to maintain  qualification  by the NJCCC as a financial  source as a result of the $17.5  million  Note SINA issued to Colony  pursuant  to the Resorts  Atlantic
City Sale.

Casino License

         A casino  license is  initially  issued for a term of one year and must be renewed  annually  by action of the NJCCC for the first two renewal periods  succeeding the initial  issuance of a casino  license.  Thereafter the
NJCCC may renew a casino license for a period of four years,  although the NJCCC may reopen  licensing  hearings at any time.  A license is not  transferable  and may be  conditioned,  revoked or  suspended  at any time upon proper action by the NJCCC.  The NJCCA also requires an operations  certificate  which, in effect,  has a term coextensive with that of a casino  license.  On February 26, 1979,  the NJCCC granted a casino license to RIH for the operation of the Resorts  Atlantic  City Casino.  In January 2000,  RIH's license was renewed for four years.  In order for a casino  license to be renewed,  the licensee  must show by clear and  convincing  evidence that it meets all of the criteria set out in the NJCCA,  including the qualification of holding,  intermediary and subsidiary companies of a casino licensee and of the directors, officers and certain employees of such companies.

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

                                                    Years Ended December 31,
                                     --------------------------------------------------------
                                          2000                1999                1998
                                     ----------------    ----------------    ----------------
Gaming tax                               $18,904,000         $17,701,000         $18,785,000
License and other fees                     3,891,000           3,603,000           3,733,000
Contribution to AC Fund                      453,000             307,000             496,000
                                     ----------------    ----------------    ----------------
    Total                                $23,248,000         $21,611,000         $23,014,000
                                     ================    ================    ================

         The NJCCC, as originally  adopted,  required a licensee to make investments  equal to 2% of the licensee's gross  revenue (the  "investment  obligation")  for each  calendar  year,  commencing  in 1979, in which such gross revenue exceeded its "cumulative  investments" (as defined in the NJCCA).  Effective for 1984 and subsequent years, the amended NJCCA  requires a licensee to make an  investment  by  purchasing  bonds to be issued by the CRDA or by making other  investments  authorized by the CRDA, in an amount equal to 1.25% of a licensee's  gross  revenue.  If the investment obligation is not satisfied,  then the licensee will be subject to an investment  alternative tax of
2.5% of gross revenue.  Licensees are required to make quarterly  deposits with the CRDA against their current year investment  obligations.  RIH's investment  obligations for the years 2000, 1999 and 1998 amounted to $2.6 million,
$2.8  million  and $2.9  million  respectively,  and,  with the  exception  of minor  credits  received  for making donations,  have been  satisfied by deposits made with the CRDA.  At December 31, 2000,  RIH held $7.5 million face amount  of bonds  issued  by the CRDA  and had  $18.1  million  on  deposit  with  the  CRDA.  On the  accompanying consolidated  balance  sheets,  at December 31,  2000,  the CRDA bonds and deposits are included in Net Assets Held
For Sale.

Certain Matters Affecting the Company's Connecticut Operations

Regulation

         The Mohegan  Tribe is a  federally  recognized  Native  American  Indian  tribe with  approximately  1,100 members,  whose federal  recognition  became  effective May 15, 1994. In May 1994,  the Mohegan Tribe and the State
of Connecticut  entered into a gaming compact to authorize and regulate  Class III gaming operations (slot machines and table  games).  TCA managed the  development  and  construction  and,  until  December  31,  1999,  managed the operation and marketing of the Mohegan Sun Casino.

         Each of the  partners of TCA and certain  employees of the Mohegan Sun Casino must be licensed by relevant tribal and state  authorities.  Each of the partners of TCA has received a gaming license from the  Commissioner of
Revenue  Services of the State of  Connecticut.  In addition,  gaming  licenses or  management  agreements  held or subsequently  acquired by the Company or its  subsidiaries  pursuant to applicable law and  regulations,  including the IGRA and the National  Indian Gaming  Commission  (the "NIGC")  regulations,  may require  review,  approval or licensing of any person or entity  directly,  or  indirectly  possessing  or acquiring 10% or more of the Company's equity  securities (a  "Substantial  Interest").  The NIGC may be required to review and approve any such person or entity and make a finding of suitability  pursuant to the IGRA and NIGC regulations.  If the NIGC were to determine that a person or entity  holding a Substantial  Interest in a gaming  management  agreement was  unsuitable,  prior approval of the  management  agreement  could be revoked,  subsequent  approvals  or renewals  could be blocked and certain required gaming licenses could be suspended, rescinded or denied.

Expansion

         In February 1998, the Mohegan Tribe appointed TCA to develop its  approximately  $960 million expansion of the Mohegan Sun Casino,  which  includes an  additional  115,000  square foot casino,  an  entertainment  arena and additional  retail space expected to open by the fourth quarter of 2001, as well as a 1,200-room  hotel expected to open in the second quarter of 2002.

Management Fees

         The Mohegan  Tribe and TCA  entered  into the  Management  Agreement  pursuant to which the Mohegan  Tribe engaged  TCA to operate,  manage and  maintain  the  Mohegan Sun Casino in exchange  for annual fees based upon net revenues (as defined).  The monthly  management fee payments to TCA under the Management  Agreement were calculated against 1/12th of targeted  annual net revenue  amounts set forth in the Management  Agreement and then adjusted to actual net revenue  amounts  realized  annually  within 60 days of the close of each fiscal year. As defined in the
Management  Agreement,  "Net  Revenues"  of the  Mohegan  Sun  Casino  means the  amount of gross  revenues  of the facility,  less operating expenses and certain specified  categories of revenue,  such as income from any financing or  refinancing,  taxes or charges  received  from  patrons on behalf of and  remitted  to a  governmental  entity, proceeds  from the sale of capital  assets,  insurance  proceeds  and  interest on the reserve  fund.  Net revenues include "Net Gaming Revenues",  which are equal to the amount of "net win" (the difference  between gaming wins and losses) less all gaming related operational  expenses.  In addition,  TCA was required to establish,  and, together with the Mohegan Tribe,  make monthly  contributions to a replacement  reserve fund, which was used to pay approved budgeted  capital  expenditures  for the  Mohegan  Sun Casino.  The annual TCA  contribution  to such fund was $1.2 million.

Term

         The term of the  Management  Agreement  was seven  years from the date of the  opening of the  Mohegan  Sun
Casino.  However,  TCA and the Mohegan Tribe entered into the  Relinquishment  Agreement whereby it was agreed that, effective  January 1, 2000, TCA would turn over  management of the ohegan Sun Resort  Complex  (which  comprises the existing operations and the current expansion) to the Mohegan Tribe. Pursuant to the Relinquishment  Agreement,  the
Management Agreement was terminated,  and beginning January 1, 2000, TCA receives annual payments of five percent of the gross  revenues of the Mohegan Sun Resort  Complex for a 15-year  period.  Until January 1, 2000,  there were no changes in TCA's agreements with the Mohegan Tribe.

Priority Payments

         Pursuant to subcontracts for management services,  organization and administrative  services and marketing services  provided to TCA,  prior to January 1, 2000 the  Company  received  priority  payments  from TCA.  Each of these priority  payments was paid from TCA's  management fees prior to the pro rata  distribution to TCA's partners of TCA's  profits.  For seven  years  beginning  January 1, 2000,  TCA will pay to the Company the first $5 million from the five  percent of gross  revenues  it  receives  from the MTGA as a priority  payment  prior to the prorata distributions to its partners.

Waiver of Sovereign Immunity

         Pursuant to the  Management  Agreement  and the  Relinquishment  Agreement,  the Mohegan  Tribe has waived sovereign  immunity for the purpose of permitting,  compelling or enforcing  arbitration  and has agreed to be sued by TCA in any  court of  competent  jurisdiction  for the  purpose  of  compelling  arbitration  or  enforcing  any arbitration or judicial award arising out of TCA's  agreement with the Mohegan Tribe.  The parties have agreed that all  disputes  and claims  arising out of TCA's  agreement  with the Mohegan  Tribe or the Mohegan  Tribe's  gaming ordinance  will be  submitted  to binding  arbitration,  which  shall be the sole remedy of the  parties,  and that punitive  damages may not be awarded to either party by any  arbitrator.  The Mohegan  Tribe's  waiver of sovereign immunity is limited to enforcement  of monetary  damages from  undistributed  or future net revenues of the Mohegan
Sun Casino (or, under certain  conditions,  net revenues of other gaming  operations of the Mohegan  Tribe).  Funds earned and paid to the Mohegan Tribe as the Mohegan  Tribe's  share of net revenues  prior to any judgment or award are not subject to the waiver and would not be available for levy pursuant to any judgment or award.

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

         From  1991  through  1993,  UNC  commissioned  an   environmental   consultant  to  perform  a  series  of
environmental  assessments on the Mohegan Sun Casino site,  including extensive soil investigations and groundwater monitoring.  The environmental  assessments detected, among other things, volatile organic chemicals,  heavy metals and fuel  hydrocarbons in the soil and  groundwater.  Extensive  remediation of  contaminated  soils and additional investigations  were then completed.  Although the Mohegan Sun Casino site currently meets  applicable  remediation requirements,  no assurance  can be given that the various  environmental  assessments  with respect to the Mohegan
Sun Casino site  revealed all existing  environmental  conditions,  that any prior owners or tenants of the Mohegan
Sun Casino site did not create any material  environmental  condition  not known to the Mohegan  Gaming  Authority, that future  laws,  ordinances  or  regulations  will not impose any  material  environmental  liability  or that a material  environmental  condition does not otherwise exist on the Mohegan Sun Casino site. Future  remediation may be necessary if excavation and  construction  exposes  contaminated  soil, which has otherwise been deemed isolated and not subject to cleanup  requirements.  Such remediation could adversely impact the results of operations of the
Mohegan Sun Casino and therefore the results of operations and financial conditions of the Company.

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

Sales and Marketing

         The  Company's  marketing  goal is to drive demand  direct from the consumer  through high profile  public relations,  publications and special events  promotions and advertising.  To support its operations in The Bahamas, the Company  maintains an internal  distribution  through its own travel agency and tour operator,  Paradise Island
Vacations,  Inc. as well as through  the  Company's  internet  web site,  Atlantis.com.  Similarly,  the  Company's operations  in the  Mauritius  and Dubai are  supported  through the  Company's  own tour  operator in France,  Sun
Vacances.  In addition,  the Company  supports  channel  distribution  for all of it's  operations  through primary wholesalers in the travel agent community with a favorable commission structure.

         The Company  spends  approximately  $20 million per year on sales and marketing for its  operations in The
Bahamas.  Pursuant to the Heads of  Agreement,  described  above under  "Certain  Matters  Affecting  the Companies
Bahamian  Operations-Heads  of Agreement",  the Company receives $4 million from the Bahamian Government toward the direct costs related to staging  certain  marketing  events,  public  relations  activities  and the production and placement of advertisement in all media.

(C)  Organizational Structure

         SIIL and certain of its direct and indirect  shareholders  own  approximately  67% of the Company's  $.001 par  value  capital  stock  (the  "Ordinary  Shares").  The  Company  is SIIL's  sole  investment  vehicle  for the development of  entertainment,  resort and gaming  operations  outside southern  Africa.  SIIL is a private holding company in which  each of  Caledonia  Investments  Plc,  an English  company  publicly  traded on the London  Stock
Exchange  ("Caledonia"),  Kersaf  Investments  Limited,  a South African company traded on the  Johannesburg  Stock
Exchange  ("Kersaf"),  and a trust  for the  benefit  of the  family of Mr.  Solomon  Kerzner,  Chairman  and Chief
Executive  Officer  of  the  Company,  controls  approximately  a  one-third  interest.  The  remaining  33% of the
Ordinary  Shares  are owned by other  public  shareholders.  See "Item 7.  Major  Shareholders  and  Related  Party
Transactions" for disclosure of all shareholders owning 5% or more of the Ordinary Shares.

         Set forth below is a table listing the Company's significant subsidiaries:

Name of Company                                                 Country of Incorporation         % of Ownership*
-----------------------------------------------------------    ----------------------------     -------------------
Aberdeen Management Limited                                    Channel Islands                         100%
GGRI, Inc.                                                     United States                           (2)
Island Hotel Company Limited                                   The Bahamas                             (1)
Paradise Beach Inn, Limited                                    The Bahamas                             (6)
Paradise Enterprises Limited                                   The Bahamas                             (1)
Paradise Island Limtied                                        The Bahamas                             (1)
PIV, Inc.                                                      United States                           (5)
Purposeful BV                                                  Netherlands                             (7)
Resorts International Hotel, Inc.                              United States                          (3)(4)
Sun Cove Limited                                               United States                           (2)
Sun Cove New York, Inc.                                        United States                           (2)
Sun Hotels International (Bermuda), Limited                    Bermuda                                 100%
Sun Hotels International Management NV                         N. Antilles                             100%
Sun International Bahamas, Limited                             The Bahamas                             100%
Sun International Development Limited                          The Bahamas                             (1)
Sun International Management Ltd.                              British Virgin Islands                  100%
Sun International Management (UK) Ltd.                         United Kingdom                          100%
Sun International Marketing, Inc.                              United States                           (2)
Sun International New York, Inc.                               United States                           (2)
Sun International North America, Inc.                          United States                           100%
Sun International Resorts, Inc.                                United States                           (2)
Sun Vacances SA                                                France                                  (8)
Sunonline Limited                                              The Bahamas                             100%

* % Voting Power equals % of Ownership
(1)  100% owned by Sun International Bahamas, Limited
(2)  100% owned by Sun International North America, Inc.
(3)  100% owned by GGRI, Inc.
(4)  Sold on April 25, 2001 as part of the Resorts Atlantic City Sale
(5)  100% owned by Sun International Resorts, Inc.
(6)  100% owned by Paradise Island Ltd.
(7)  100% owned by Sun Hotels International Management NV
(8)  100% owned by Purposeful BV

(D)  Property, Plants and Equipment

         The Company's headquarters and registered office are located at Executive Offices,  Coral Towers,  Paradise
Island, The Bahamas.

         As of December 31, 2000 the Company owns or leases properties in The Bahamas, the United States, the United
Kingdom and France. Set forth below is a table listing our principal properties.

                                           Owned                                                                 Extent
              Name and                      or              Principal                                            Utilized
              Location                     Leased              Use               Size          Capacity          Year 2000
--------------------------------------    ----------    ------------------    ------------   --------------    --------------
--------------------------------------    ----------    ------------------    ------------   --------------    --------------

Atlantis                                  Owned         Hotel/Casino           60 acres          2,317              83%
Paradise Island, The Bahamas                                                                     Rooms         Occupancy

Ocean Club                                Owned         Hotel/Casino           55 acres           106               71%
Paradise Island, The Bahamas                                                                     Rooms         Occupancy

Ocean Club Golf Course                    Owned         Golf Course            188 acres          N/A               N/A
Paradise Island, The Bahamas

Resorts Atlantic City (1)                 Owned         Hotel/Casino          10.5 acres          644               87%
Atlantic City, New Jersey                                                                        Rooms           Occupancy

Undeveloped Land                          Owned         Future                 90 acres           N/A               N/A
Paradise Island, The Bahamas                            Development

Undeveloped Land                          Owned         (2)                    26 acres           N/A               N/A
Atlantic City, New Jersey

SIRI                                      Leased        Administrative             -              400                -
Ft. Lauderdale, Florida                                 Office and                             Employees
                                                        Travel Agency

(1)  Resorts Atlantic City was sold on April 25, 2001 as part of the Resorts Atlantic City Sale.

(2) Of the  undeveloped  land in Atlantic City,  approximately  12 acres were sold on April 25, 2001 as part of the
Resorts  Atlantic City Sale. Of the acres that were not sold,  approximately  10 acres are included in the Atlantic
City Option,  and effective  April 25, 2001,  through SINA, the Company leases this property to Colony for $100,000 per month.  All other land that the Company continues to own in Atlantic City is available for sale.

         In addition to the  properties  listed above,  the Company  leases  several small  administration  offices throughout  various  locations  in the United  States  which are utilized  for  marketing  purposes.  The number of employees  at each of these  offices is less than ten.  The Company  also leases a small  administrative  office in
Oxfordshire, United Kingdom, as well as office space in Seine, France, which Sun Vacances uses as a travel agency.

         The  majority  of the  property  owned  by the  Company  serves  as  collateral  to the  Revolving  Credit
Facility.  The Revolving Credit Facility becomes due on August 12, 2002.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)  Operating Results

Consolidated Results

         2000 vs.  1999.  The  Company  recorded  a net loss of $119.1  million in 2000  compared  to net income of
$69.8  million in 1999.  Diluted  loss per share in 2000 was $3.86 as compared  to  earnings  per share of $2.05 in
1999.  The net loss in 2000  included  a  $229.2  million  write-down  of the net  assets  related  to the  Resorts
Atlantic  City Sale and the Atlantic  City Option to their  realizable  value.  Other  non-recurring  items in 2000 included $11.2 million of purchase  termination  costs related to the  cancellation  of the Company's  agreement to acquire the Desert Inn, $7.0 million of  transaction  costs incurred in connection  with the Company's  self-tender offer in June 2000 and the  termination  of the proposal by SIIL to acquire,  in a merger  transaction,  all of the outstanding  Ordinary Shares that it did not already own and $7.6 million of pre-opening  costs  primarily  related to the  expansion  of the  Company's  deluxe  Ocean  Club  Resort on  Paradise  Island  and the new Ocean Club Golf
Course.  Also in 2000, the Company  recorded a net gain of $76.4 million from the sale of luxury  homesites  around the Ocean Club Golf Course at Ocean Club  Estates.  Net income in 1999  included  the  write-off of $5.4 million of pre-opening  costs related to the 1999 renovation of Resorts  Atlantic City. On a proforma  basis,  excluding these non-recurring  items,  the Company earned net income of $59.6 million,  or $1.93 per share on a diluted basis,  and
$75.2 million,  or $2.21 per share,  in 2000 and 1999,  respectively.  Net revenues in 2000,  excluding the sale of lots at Ocean Club  Estates,  were  $776.0  million as  compared  to $739.0  million  in 1999.  Operating  expenses excluding non-recurring items were $672.2 million in 2000 versus $619.1 million in 1999.

         1999 vs.  1998.  The Company  recorded  net income of $69.8  million  compared  to $57.7  million in 1998.
Diluted  earnings per share  increased to $2.05 in 1999 as compared to $1.70 in 1998.  Net income in 1999  included the write-off of non-recurring  pre-opening  expenses of $5.4 million related to the renovation of Resorts Atlantic
City. In 1998, net income  included the write-off of  non-recurring  pre-opening  expenses of $26.0 million related primarily  to the opening at  Atlantis  in December  1998 of The Royal  Towers,  a 1,200 room deluxe  hotel,  a new
100,000   square-foot  casino  and  entertainment   center,   expanded  marine  habitats  and  other  entertainment
attractions.  On a proforma basis,  excluding  these  non-recurring  items,  the Company earned net income of $75.2 million,  or $2.21  per  share on a  diluted  basis,  and  $83.7  million,  or $2.46  per  share in 1999 and  1998, respectively.  Net revenues were $739.0  million in 1999 as compared to $550.1  million in 1998,  excluding  income of $754,000  pursuant to a real estate  lease in Atlantic  City that was  terminated  in February  1998.  Operating expenses  excluding the write-off of  pre-opening  expenses  were $619.1  million in 1999 versus $472.7  million in
1998.  This increase was largely due to the opening of the Royal Towers.

Segment Results

         Segment  results  stated  below  conform  to the  Segment  Information  included  in Note 16 of  Notes  to
Consolidated Financial Statements included in this Annual Report.

Paradise Island

         2000 vs. 1999.  The  Company's  Paradise  Island  operations  generated  income from  operations  of $85.7 million in 2000,  as  compared to $93.6  million in 1999.  The  Company's  largest  property  on  Paradise  Island,
Atlantis,  achieved an average  occupancy of 83%,  compared to 81% in 1999, and the average daily rate increased by
15% to $242.  While the Company  experienced  growth in the  contribution to operating  earnings from the rooms and food and beverage  operations  on Paradise  Island,  a decrease in earnings  generated by the casino and  increased selling,  general and  administrative  costs  resulted in the lower income from  operations.  The casino  generated gaming win of $132.1  million in 2000 as  compared  to $130.5  million in 1999.  While  casino  revenues  increased slightly,  the overall  contribution  to operating  earnings from the casino in 2000  decreased by $10.4 million as compared to 1999. Higher casino operating  expenses,  which included  promotional and marketing costs,  resulted in increased play in the casino,  the effects of which were not fully realized due to a poor hold  percentage in table games (ratio of table game win to dollar amount of chips  purchased).  In 2000, table game win of $81.3 million,  a decrease of $1.2  million  (or 1.5%),  was the result of a decrease  in hold  percentage  from 16.1% to 14.2% which more than  offset  an  increase  of $58.2  million  (or  11.3%) in table  game  drop  (the  dollar  amount of chips purchased).  Slot win of $50.8  million  reflected  an increase of $2.7 million (or 5.6%) as compared to 1999 which resulted from an increase in handle (dollar amount wagered) of $31.7 million (or 6.3%).

         Selling,  general and  administrative  expense increased by $8.3 million (or 14.4%) in 2000 as compared to
1999.  The Company  experienced  increases in costs related to information  technology  and process  re-engineering
projects  in  an  effort  to  improve  operational   efficiency,   computer  systems  and  gathering  of  marketing
information.  Sales and marketing  costs  increased  primarily due to more special events on Paradise  Island.  The
Company also  incurred  additional  costs in windstorm  insurance  premiums as a result of the effects of Hurricane
Floyd in September 1999 as well as overall increases experienced by the industry.

         In the  fourth  quarter of 1999,  operations  at  Atlantis  were  negatively  impacted  by the  effects of
Hurricane  Floyd which  occurred in  September  1999.  The Company  recorded  net  revenues of $14.2  million  from business interruption insurance recovery.

         1999 vs. 1998.  The  Company's  Paradise  Island  operations  generated  income from  operations  of $93.6 million in 1999,  as compared to $42.1 million in 1998.  Atlantis  achieved an average  occupancy of 81%,  compared to 87% in 1998,  while the average  daily rate  increased  by 13% to $211.  The number of room nights  available at
Atlantis  nearly  doubled  over 1998 as a result of the opening of The Royal  Towers in December  1998.  The casino generated  gaming win of $130.5  million in 1999 as compared to $84.6 million in 1998.  In 1999,  table game win of
$82.5  million,  an increase of $32.5  million,  was a result of  increased  table game drop of $177.7  million (or
52%), as well as increased  hold  percentage  from 14.9% to 16.1%.  Slot win, of $48.1 million in 1999 reflected an increase  from $34.6  million  achieved in 1998 as a result of an increase in handle of $147.2  million (or 41.6%), partially offset by a reduction in hold percentage from 9.8% to 9.7%.

         The increase in income from  operations  reflects a substantial  contribution  in 1999 from  Atlantis' new
1,200-room  Royal  Towers  Complex,  100,000  square  foot casino and  associated  recreational  and  entertainment facilities.  As  previously  mentioned,  in 1999 the Company  recorded net revenues of $14.2  million from business interruption  insurance  recoveries  as a result  of the  negative  impact  Hurricane  Floyd had on  operations  at
Atlantis in the fourth  quarter.  During the fourth  quarter of 1999,  the average  occupancy  at Atlantis  was 74%
with an average room rate of $204.

         Other factors  effecting  Paradise Island income from  operations  were increases in depreciation  expense and management  services fees paid to an affiliate.  Depreciation  expense  increased by $23.6 million  largely due to the opening of the Royal  Towers and related  facilities  in December  1998.  In 1999,  management  fees paid to affiliates increased by approximately $4.3 million as a result of changes in the management services agreement.

Atlantic City

         2000 vs. 1999.  The Company  operated in Atlantic  City,  New Jersey  through its  wholly-owned  hotel and casino,  Resorts  Atlantic City. In 2000,  Resorts  Atlantic City generated  income from operations of $7.6 million as compared to a loss of $253,000 in 1999.  The increase in operating  earnings was a result of increased  earnings from the casino.  Net revenues in 2000  included  gaming win of $235.8  million,  an increase of $14.8  million (or
6.7%) from gaming win of $221.0  million in 1999.  Table game revenues in 2000 increased by $8.2 million (or 12.7%)
primarily  due to an increase in hold  percentage to 15.5% from 14.1% in 1999 and to a lesser extent an increase of
$12.2  million (or 2.7%) in table game drop as compared to 1999.  Slot  revenues in 2000  increased by $6.1 million
(or 3.9%)  compared to 1999 due to an increase in slot handle of $241.1 million (or 14.3%),  partially  offset by a decrease  in hold  percentage  to 8.3% in 2000 from 9.2% in 1999.  The  average  number of slot units in  operation during the year 2000 was 2,298 as compared to 2,033 in 1999.  Commencing  in February  1999,  the Company had taken out of service  and/or  removed from the floor as many as 800 slot units at a time during the renovation of Resorts
Atlantic  City,  which was  completed  in early July 1999.  Gaming  costs and  expenses in 2000  increased  by $6.0 million (or 3.8%) as compared to 1999. This  represented  higher costs  attributable  to increased  gaming revenues compared  to the  prior  year,  principally  promotional  expenses,  labor  costs  and  casino  win tax.  Partially offsetting the increased  earnings from the casino was a reduction in other  casino/hotel  revenues compared to the prior  year.  This was mainly due to  decreased  entertainment  revenues  as there  were  fewer  headliner  acts at
Resorts Atlantic City in 2000 compared to 1999.

         During the fourth  quarter of 2000,  the Company  entered  into a  definitive  agreement  to sell  Resorts
Atlantic City to Colony.  See "(B) Liquidity,  Capital  Resources and Capital  Spending" for a further  description of this transaction.

         1999 vs. 1998.  In 1999,  the  property  generated  net  revenues of $243.1  million as compared to $260.7 million in 1998.  Net  revenues in 1999  included  gaming win of $221.0  million,  a decrease of $13.7  million (or
5.8%) from gaming win of $234.7  million in 1998.  Slot  revenues  decreased by $15.7  million (or 9.2%) mainly due to a decrease  in handle of $138.9  million  (or 7.6%).  As a result of the slot units taken out of service in 1999 during the renovation of Resorts  Atlantic City,  there was an average of 2,033 slot machines in service during the year 1999 compared to 2,253 in 1998.  The lower slot revenues  were  partially  offset by an increase in table game revenues of $2.2  million (or 3.6%) over 1998.  This was  primarily  due to an increase in table game drop of $39.2 million  (or 9.4%) which was  partially  offset by a reduction  in hold  percentage  to 14.1% in 1999 from 14.9% in
1998. The property also experienced  slight  decreases in rooms and food and beverage  revenues in 1999 as a result of the  renovation.  Throughout the year, in order to complete the renovation of its existing hotel rooms,  Resorts
Atlantic  City took out of service an average of 45 rooms of its existing  inventory  of 658.  Upon  completion  of the  renovation,  the number of available  rooms  decreased  to 644 compared to 662 in 1998.  The decrease in other casino/hotel  revenues was primarily due to lower complimentary  entertainment  revenues.  With the availability of
"Club 1133", an  entertainment  lounge which offers free admission to patrons,  there were fewer headliner shows in the main theater.  Operating  earnings  decreased by $20.2 million.  While gaming  revenues were down $13.7 million for the year 1999,  gaming  expense  increased by $5.5 million.  This was  primarily  due to increased  promotional costs.  The  effect  of fewer  slot  machines  on the  floor  and  lower  hold  percentage  on table  games  had an unfavorable  impact on casino  revenues.  Therefore,  the property was not able to fully realize the effects of the increased  promotional costs.  Partially  offsetting these unfavorable  variances was a reduction in casino win tax which is based on a percentage of casino win.

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

Connecticut

         Sun Cove has a 50%  interest  in, and is a managing  partner of, TCA, a  Connecticut  general  partnership that developed and, until January 1, 2000,  managed the Mohegan Sun Casino, a casino and  entertainment  complex in
Uncasville,  Connecticut.  TCA managed the Mohegan Sun Casino  pursuant to a Management  Agreement  which  provided that TCA earn management  fees of between 30% to 40% of the Mohegan Sun Casino's  earnings after  depreciation  and interest.  The  percentage of profits  distributed to the  partnership  started at 40% and declined to 30% based on
predetermined  profitability  thresholds.   Prior  to  distributing  its  profits  equally  to  its  partners,  TCA contributed  $1.2 million per annum to the casino's  capital  reserve  account,  funded its own operating costs and then made certain priority payments to its partners or their affiliates in return for services rendered.

         In 1998,  the Mohegan  Tribe  appointed  TCA to develop its  approximately  $960 million  expansion of the
Mohegan Sun Casino for a fee of $14 million.  The expansion  includes an additional  120,000 square foot casino,  a
1,200-room  hotel,  an arena and additional  retail space.  It is anticipated  that the new casino and retail shops will open in the fourth  quarter of 2001 with the hotel  opening in the second  quarter of 2002.  In addition,  TCA and the Mohegan Tribe entered into the  Relinquishment  Agreement  whereby it was agreed that effective  January 1,
2000, TCA would turn over  management of the Mohegan Sun Resort Complex  (which  comprises the existing  operations and the  proposed  expansion)  to the Mohegan  Tribe.  Pursuant to the  Relinquishment  Agreement,  the  Management
Agreement  was  terminated  and,  beginning  January 1, 2000,  TCA  receives  payments of five percent of the gross revenues of the Mohegan Sun Resort Complex for a 15-year period.

         2000 vs.  1999.  During  2000,  the  Mohegan Sun Casino  generated  gross  revenues  of $809.7  million as compared to $748.4  million in 1999.  Gross  revenues  included  gaming win of $719.7 million and $653.4 million in
2000 and 1999,  respectively.  Slot win  increased by $51.8 million to $537.0  million in 2000 from $485.2  million in 1999.  This was  largely  due to an  increase  in handle of $585.8  million to $6.787  billion,  and to a lesser extent,  an increase in hold  percentage to 7.9% in 2000 from 7.8% in 1999.  The gross win per slot machine per day increased  from $447 in 1999 to $495 in 2000.  Table game win increased by $12.9 million to $164.0  million in 2000 from $151.1  million in 1999.  This was  primarily a result of an increase in table game drop of $73.4  million (or
8.2%) while table game hold percentage was virtually flat at 17% in both 2000 and 1999.

         In 2000, TCA received  payments under the  Relinquishment  Agreement of $41.0 million as compared to $59.6 million of management fees earned in 1999 under the Management  Agreement.  The Company received  payments from TCA of $19.8  million and $32.6 million in 2000 and 1999,  respectively.  The Company also earned  development  fees of
$3.8  million  and  $6.7  million  in  2000  and  1999,  respectively.  The  payments  received  by TCA  under  the
Relinquishment  Agreement are currently  contributing  less income than was previously  earned under the Management
Agreement.  However,  the  Relinquishment  Agreement will expire in 2014,  whereas the Management  Agreement was to expire in 2003.  As mentioned  above,  the expansion of the Mohegan Sun Casino is expected to open in late 2001, at which time  payments  received by TCA under the  Relinquishment  Agreement  will be based on gross  revenues of the expanded casino.

         1999 vs. 1998.  During 1999,  the Mohegan Sun Casino  generated net revenues of $684.3 million as compared to $605.6  million in 1998.  Net  revenues  included  gaming win of $653.4  million and $576.7  million in 1999 and
1998,  respectively.  Slot win increased by $63.1  million to $485.2  million in 1999 from $422.1  million  in1998.
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

Sun Indian Ocean Equity Ownership

         Through June 16, 2000, Sun  International  owned a 22.8% interest in Sun Indian Ocean.  Effective June 16,
2000,  Sun Indian  Ocean  issued  additional  shares of stock  under a rights  issue in which the  Company  did not participate,  effectively  reducing the  Company's  ownership  interest to 20.4%.  Sun Indian Ocean owns five beach resort hotels in Mauritius  and,  until late 2000,  owned one hotel in the Comoro  Islands.  In November  2000, Sun
Indian Ocean sold the property in the Comoro  Islands to an  unaffiliated  party.  Equity  earnings from Sun Indian
Ocean were $3.4 million, $2.6 million and $2.7 million in 2000, 1999 and 1998, respectively.

Sun Indian Ocean and Dubai Management Contracts

         The Company has long-term  management  contracts  with the Mauritius  properties  discussed  above,  which expire in 2008.  In  addition,  the Company  manages the Royal  Mirage  Hotel,  a 258-room  beach  resort  hotel on
Jumeira  Beach in Dubai  which  opened in August  1999.  The terms of the Dubai  management  contract  extend for a period of twenty years from the date the property  opened.  The hotels in Mauritius  and the Comoro  Islands  along with the hotel in Dubai are collectively referred to as the Management Properties.

         2000 vs. 1999. In 2000,  the  Management  Properties  generated  revenues of $133.7 million as compared to
$92.9  million  in 1999 and had net  income  of $23.8  million  in 2000  compared  to $12.4  million  in 1999.  The increased  earnings were largely a result of higher  operating  profits from Le St. Geran, a high-end  luxury hotel in  Mauritius,  which  operated  for a full  year in 2000,  whereas  in 1999 the  hotel  was  closed  in April  for renovations  and did not reopen until December 1999. In addition,  as noted above,  the Royal Mirage Hotel in Dubai commenced  operations  in August 1999 and thus  operated  for a full year in 2000  compared to four months in 1999.
In 2000,  the occupancy and average room rate for the Sun Indian Ocean  Mauritian  properties  were 83.1% and $160, as compared to 82.3% and $131 in 1999.  At the Royal Mirage  Hotel in Dubai,  the  occupancy  and average room rate in 2000 were 81.7% and $202 as compared to 67.7% and $185 for its first four months of operation in 1999.

         In 2000, the Company  earned  management  fees from the Management  Properties of $8.7 million as compared to $6.2 million in 1999. Development fees of $760,000 earned in 1999 related to the renovation of Le St. Geran.

         1999 vs. 1998.  In 1999,  the  Management  Properties  generated  revenues of $92.9 million as compared to
$88.8  million in 1998 and had net income of $12.4  million in 1999  compared to $10.8  million in 1998.  Increased revenues are a result of the Royal Mirage Hotel in Dubai  commencing  operations in August 1999,  partially  offset by a slight decrease in revenues earned in Mauritius.  Although  revenues from the Mauritian  properties  decreased in 1999  compared to 1998,  these  properties  performed  extremely  well over the  previous  year.  The  decreased operating  results  were  primarily  due to  reduced  revenues  at Le St.  Geran,  which  closed in April  1999 for renovations and did not reopen until  December.  Operating  results  included  approximately  $4.6 million of costs associated  with the closing and re-opening of Le Saint Geran.  Exclusive of Le Saint Geran,  the other four hotels in the  Mauritius  had aggregate  favorable  variances in revenues and  operating  profits of $9.0 million and $5.2 million,  respectively.  These results were partially  offset by reduced  operating  profit in the Comoro  Islands.
In 1999,  the occupancy and average room rate for the Sun Indian Ocean  Mauritian  properties  were 82.3% and $131, as compared to 80% and $133 in 1998.

         In 1999 the Company earned  management fees from the Management  Properties of $6.2 million as compared to
$5.9 million in 1998.  The Company also earned  $760,000 of  development  fees related to the  renovation of Le St.
Geran in 1999 compared to $90,000 in 1998.

Harborside at Atlantis

         In 1999,  through one of it's Bahamian  subsidiaries,  the Company formed a joint venture with Vistana,  a subsidiary of Starwood,  to develop a timeshare  project on Paradise  Island,  Harborside at Atlantis,  adjacent to
Atlantis.  The  Company and  Vistana  each have a 50%  interest  in the joint  venture.  Construction  of the first phase,  consisting of 82 units,  began in 2000 and was  completed in February  2001.  Sales of the timeshare  units began in May 2000.  In 2000,  the Company  earned  $3.4  million in fees for  marketing  and  development  services provided to Harborside at Atlantis.  Equity earnings in 2000 were $780,000.

Other Factors Affecting Earnings

         2000 vs 1999.  In 2000,  non-recurring  items  included  a gain of $76.4  million  from the sale of luxury homesites at Ocean Club Estates on Paradise  Island.  During 2000,  the Company  completed the  development  of the infrastructure  for Ocean Club Estates,  which includes 121 luxury  homesites  situated  around the Company's newly renovated golf course.  As of December 31, 2000, 102 of these lots were sold.

         Non-recurring  expenses in 2000 included a write-down of assets related to the Resorts  Atlantic City Sale and Atlantic  City Option to their  realizable  value.  As a result of entering  into the agreement to sell Resorts
Atlantic City at a purchase price less than its carrying  value,  the Company  recorded a loss of $229.2 million in the fourth quarter of 2000.  Purchase  termination  costs of $11.2 million in 2000 related to the  cancellation  of the  Company's  agreement  to acquire the Desert Inn from  Starwood.  These costs  included  $7.2  million  paid to
Starwood  pursuant to the terms of canceling  the  agreement.  Also in 2000,  the Company  incurred $7.0 million of transaction  costs in  connection  with the Company's  self-tender  offer in June 2000 and the  termination  of the proposal by SIIL to acquire,  in a merger  transaction,  all Ordinary Shares in the Company that it did not already own.  Pre-opening  expenses  were $7.6  million in 2000 as  compared to $5.4  million in 1999.  These costs in 2000 related  primarily to the expansion of the Company's  deluxe Ocean Club Resort on Paradise Island and the new Ocean
Club Golf Course.  In 1999,  pre-opening  expenses  related to the opening of the  renovation  completed at Resorts
Atlantic City.

         General  corporate  expenses  increased by $6.4 million (or 37.9%) to $23.3 million in 2000 as compared to
$16.9  million  in 1999.  The  increase  was  largely  due to  higher  information  technology  costs  incurred  in connection  with the  enhancement  of certain  computer  software  programs and improving the overall  structure of computer  systems  throughout the Company.  Also  contributing to the increase in corporate  expenses,  to a lesser extent,  were new project costs incurred as management of the Company  continues to research the possibility of new investment and/or  development  opportunities.  Additionally,  corporate expenses were affected by slight increases in  corporate  marketing  and public  relations  costs as well as  increased  exchange  losses on foreign  currency transactions.

         Other  segments in 2000  contributed  $1.7 million to  consolidated  operating  income as compared to $2.3 million  in 1999.  In 2000,  $3.0  million  was  received  from  Kersaf  pursuant  to a  long-term  contract.  This contribution  was  fixed at $2.4  million  in 1994  and  increases  at a rate of 3% per  annum  and has  been  paid annually.  These  revenues were partially  offset by costs  relating to  undeveloped  real estate owned in Atlantic
City,  primarily  real estate  taxes.  Other  segments in 1999 include net revenues of $2.9 million  received  from
Kersaf,  a $1 million gain from the  cancellation  of notes that were  previously  included in  long-term  debt and
$600,000  received as a final  installment  on the 1996 sale of a management  contract.  These items were partially offset by costs incurred with the Company's Year 2000 compliance program as well as real estate taxes.

         In 2000,  interest  income was $4.2 million as compared to $12.7 million in 1999.  In connection  with the development  of the Mohegan Sun Casino in 1996,  the  Company  held  subordinated  notes  issued by Mohegan  Tribal
Gaming  Authority,  for which interest  payments were satisfied by the issuance of additional  notes. The aggregate principal  balance of these notes,  including  accrued  interest,  was $94.1  million at December 31, 1999 at which time they were repaid in full.  Interest earned in 1999 on the subordinated notes amounted to $9.9 million.

         Interest  expense,  net of  capitalized  interest,  in 2000  was  lower  than  the  previous  year by $5.0 million.  Interest costs capitalized during 2000 amounted to $11.1 million as compared to $4.9 million in 1999.

         1999 vs. 1998.  In 1999,  pre-opening  expenses were $5.4 million  compared to $26.0 million in 1998.  All of the  pre-opening  expenses in 1999 related to the opening of the renovation  completed at Resorts  Atlantic City in July.  In 1998,  pre-opening  expenses  related to the opening of the Royal  Towers  amounted to $25.3  million.
These  represented  non-recurring  charges  specifically  associated with the expansion and included payroll during the training  period,  non-recurring  marketing  of the new resort and the cost of a grand  opening  promotion.  In addition,  in 1998,  $631,000 of  pre-opening  expenses were incurred  related to the  establishment  of a new tour operation  subsidiary in France.  Such costs were not related to the ongoing operations of the Company and included no allocations of operating department costs.

         General  corporate  expenses  were  $16.9  million  in 1999 as  compared  to $19.5  million  in 1998.  The decrease  was due  primarily  to lower  payroll  and  related  costs as no  bonuses  were  earned in 1999 under the executive  incentive  bonus plan.  Bonuses under this plan are based on the Company  meeting  certain  earnings per share thresholds.

         Other  segments in 1999  include  net  revenues of $2.9  million  received  from  Kersaf.  Other  segments contributed  $2.3 million to consolidated  operating  income as compared to $621,000 in 1998. In 1999, $1.0 million of notes that were  previously  included in  long-term  debt were  canceled  and  written  off.  Also in 1999,  the
Company received $600,000 as a final  installment on the 1996 sale of a management  contract as a result of certain conditions  being  met.  Costs  related to the  Company's  Year 2000  compliance  were  lower by  $500,000  in 1999 compared to 1998.  Other  segments in 1998 included  $754,000  rental from a real estate lease which was terminated in February 1998.

         Interest  expense of $50.7  million in 1999 was higher than the previous year by $46.2  million.  In 1999, the amount of  capitalized  interest was $4.9 million  compared to $35.3  million in 1998.  Also in 1999,  interest costs on the  Company's  revolving  credit  facility  were $18.3  million  higher  than 1998 due to higher  average borrowing levels.

(B)  Liquidity, Capital Resources and Capital Spending

         At December 31, 2000,  the Company's  working  capital was $107.5  million.  Current  assets  included net assets held for sale of $138.4 million,  pursuant to the terms of the Resorts  Atlantic City Sale described  below, and current  liabilities  included $13.0 million in capital creditors  related to development  projects on Paradise
Island.  At December 31, 2000,  unrestricted  cash and cash  equivalents  were $22.5 million.  During the year, the
Company generated $225.3 million in operating cash flow.

         On  April  25,  2001,  the  Company  sold  Resorts  Atlantic  City  to  Colony  for a  purchase  price  of approximately  $144  million,  including  accrued  interest.  In addition,  Colony has a two year option to acquire certain  undeveloped  real estate owned by the Company,  adjacent to Resorts Atlantic City, for a purchase price of
$40 million,  which option can be extended for an additional two years under certain  circumstances.  To facilitate
Colony's  financing,  the Company lent  Colony's  affiliate  $17.5  million  toward the  purchase  price of Resorts
Atlantic  City in  exchange  for an  unsecured  note at an  interest  rate of 12.5% per annum.  Interest is payable semi-annually,  one-half in cash and one-half in PIK Notes, the principal  balance and all outstanding  interest of the Note and the PIK  Notes to be paid in seven  years  from the date of the  original  Note.  The  balance  of the proceeds was paid in cash. Net assets held for sale on the accompanying  consolidated  balance sheet as of December
31, 2000  represent the adjusted book value of the assets  disposed of in the Resorts  Atlantic City Sale.  The net cash  proceeds  received from this  transaction  were used to reduce the amount of  borrowings  outstanding  on the
Revolving Credit Facility.

         The Revolving Credit Facility  previously allowed for maximum  borrowings up to $500 million,  such amount to be reduced by $125  million on August 12,  2001.  To allow for the Resorts  Atlantic  City Sale and the Atlantic
City Option,  in January 2001,  the  Revolving  Credit  Facility was amended.  The  amendment  states,  among other things,  that, in lieu of the $125 million  reduction  discussed  above,  (i) if the Resorts Atlantic City Sale was consummated on or before August 12, 2001, on the date of such  consummation,  the maximum amount of borrowings that may be  outstanding  on the Revolving  Credit  Facility  would be reduced by the net cash proceeds  received by the
Company,  subject to a minimum  cash  consideration  of $125  million,  and (ii) if the  Atlantic  City  Option was consummated  on or before August 12, 2001,  the amount of borrowings  available on the  Revolving  Credit  Facility would be further  reduced by the net cash proceeds  received by the Company.  Accordingly,  on April 25, 2001,  the
maximum amount of borrowings  available on the Revolving Credit Facility was reduced by $127 million,  the net cash proceeds  received in the Resorts  Atlantic  City Sale.  As of December 31, 2000,  borrowings  under the  Revolving
Credit Facility amounted to $369 million.

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

         In June 2000,  the Company  offered to purchase up to  5,000,000  Ordinary  Shares at a $24 per share cash price,  pursuant to an Offer to Purchase.  The self-tender  offer was subject to the terms and conditions set forth in the Offer to Purchase,  including the condition  that the Ordinary  Shares  continue to be listed for trading on the New York  Stock  Exchange  and that the  Company  remain  subject to  periodic  reporting  requirements  of the
Securities  Exchange Act of 1934. In August 2000,  the Company  announced the completion of the  self-tender  offer in which 13,554,651,  of the then outstanding  32,682,350 Ordinary Shares,  were tendered.  Because the self-tender offer was  oversubscribed,  a pro-ration  factor of 36.89% was  applied,  and  pursuant to the  self-tender  offer,
5,000,000  Ordinary  Shares were  purchased  by the Company at $24 per share.  The  self-tender  offer was financed with borrowings under the Revolving Credit Facility.

         During 2000, the Company completed the  redevelopment of the Paradise Island Golf Course,  including a new clubhouse,  and  developed  the  infrastructure  to  support  the Ocean Club  Estates  housing  development,  which comprised 121 luxury  homesites  surrounding the golf course.  Also during 2000, the Company  completed an addition to the Ocean Club,  it's  high-end  luxury  resort hotel on Paradise  Island.  The addition  comprised 50 luxurious rooms,  including ten deluxe suites,  as well as a new beachfront  restaurant and  significant  enhancements to the existing pool and garden areas. The cost of developing the golf course,  the  infrastructure  at Ocean Club Estates and the addition to the Ocean Club was  approximately  $113.8  million.  As of December  31,  2000,  102 of the 121 available homesites have been sold and the Company realized $108.7 million in gross proceeds.

         During the second  half of 2000,  the Company  completed  an  extensive  maintenance  capital  expenditure program of  approximately  $20 million at Atlantis'  Beach Tower.  This program  included the  renovation of all of the Beach Tower's 425 rooms and improvements to certain public spaces.

         During  2001,  the  Company  plans  to  complete  a  major  maintenance  capital  expenditure  program  of approximately  $20 million to complete  renovations at Atlantis.  This will include the renovation of approximately
400 rooms in the Coral Towers, including improvements to certain public spaces.

         In May 2001, the Company  announced  that it has agreed to operate  Kanuhura Sun, a 100-room luxury resort located on  Kanuhura  Island in the Maldive  Islands.  The  Company  expects to enter into a  long-term  management agreement to operate  Kanuhura Sun in exchange for certain fixed fees and additional  fees based on a percentage of revenues and gross operating profit, as defined.

         Management  believes that available cash on hand at December 31, 2000,  combined with funds generated from operations  and funds  available  under the  Revolving  Credit  Facility  will be sufficient to finance its planned operating and development activities for at least the next twelve months.

(C)      Research and Development

         Management  of the  Company  continually  researches  and  assesses  new  development  and  or  investment opportunities  and  management  contracts  throughout  the world.  Before  pursuing  any new  business,  management considers  its  available  capital,  business  trends  and  alternative  uses of its  capital  in  determining  the feasibility and timing of proceeding with such new business.

         The costs incurred by the Company on its research and assessment of new business is not material.

(D)      Trends

         Management  fees earned by the Company for the year 2000,  related to the  operations at Sun Indian Ocean, amounted  to $7.5  million.  Management  anticipates  that such fees will be reduced by  approximately  10% for the year 2001 due to the decline in the Mauritian  Rupee as compared to the US dollar.  This  devaluation  has impacted the Company historically and management believes this trend will continue.

         Due to the  recent  proliferation  of online  gaming,  the  Company  anticipates  that there may be future competition  affecting  its  gaming  operations.  The  Company  is  currently  licensed  by  the  Kahnawake  Gaming
Commission,  a native North  American  Indian band in Canada,  to operate an online  casino.  The Company is in the advanced  stages  of  designing  its site and is  prepared  to begin  operation.  The  Company  has  developed  and implemented  systems and procedures to exclude play from  jurisdictions  where internet gaming is illegal,  such as the  United  States.  The  Company  intends  to  initially  operate  its  internet  gaming  site on a test basis to determine  the  viability of the  business and the  effectiveness  of its systems to maintain  compliance  with all applicable  laws.  There  can be no  assurances  that the  business  is  viable or the  Company's  systems  will be effective.  Additionally,  the Company is unable to predict whether,  or to what extent,  on-line gaming in general will affect the Company's future results of operations.

Other Matters

Trading Cove New York

         In March  2001,  TCNY  entered  into the  Development  Agreement  with the  Stockbridge-Munsee  Tribe  for development of a casino project in the Catskill  region of New York.  Pursuant to the Development  Agreement,  TCNY
will  provide  preliminary  funding,  certain  financing  and  development  services.  TCNY has secured land and/or
options  on   approximately   340  acres  of  property  in  the  town  of   Thompson   for  the  NY  Project.   The
Stockbridge-Munsee  Tribe does not  currently  have  reservation  land in the State of New York,  but is  federally recognized  and operates a casino on its  reservation  in  Wisconsin.  The NY Project is  contingent  upon numerous federal, state and local approvals to be obtained by the  Stockbridge-Munsee  Tribe, which approvals are beyond the control of TCNY.  The  Company  can make no  representation  as to whether any of the  required  approvals  will be obtained by the Stockbridge-Munsee Tribe.

New Accounting Pronouncements

         In June 1998, the Financial  Accounting  Standards Board ("FASB") issued Statement of Financial Accounting
Standards No. 133,  "Accounting for Derivative  Instruments and Hedging  Activities",  subsequently amended by FASB
Statement  No. 137 and FASB  Statement  No. 138.  SFAS 133, as amended,  is effective  for fiscal  years  beginning after June 15,  2000.  SFAS 133  requires  that every  derivative  instrument  be recorded in the balance  sheet as either  an asset or  liability  measured  at its fair  value.  Changes  in the  derivative's  fair  values  will be recognized  in income  unless  specific  hedge  accounting  criteria  are met.  The Company will adopt SFAS 133, as amended,  beginning  January  1,  2001,  and  does  not  anticipate  that it will  have a  material  impact  on its consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  Directors and Senior Management

The current directors of the Company are:

                                            Country of                                Director
Name                                        Citizenship                               Since
------------------------------------------- ----------------------------------------- --------------------------------

Solomon Kerzner                             South Africa                              1993
Derek Hawton                                South Africa                              1993
Peter Buckley                               United Kingdom                            1994
Howard Marks                                United States                             1994
Eric Siegal                                 United States                             1994

The current executive officers of the Company are:

                                                                                        Executive
                                                                                         Officer
           Name                                  Title                      Age           Since
----------------------------     --------------------------------------    -------    ---------------

Solomon Kerzner                  Chairman and Chief Executive                65            1993

Howard B. Kerzner                President                                   37            1995

Charles D. Adamo                 Executive Vice President                    40            1995

John R. Allison                  Executive Vice President-Chief              55            1994
                                 Financial Officer

         The executive officers serve indefinitely at the pleasure of the Board of Directors.

         Solomon  Kerzner,  Chairman  and Chief  Executive  Officer:  Mr.  Kerzner has been the  Chairman and Chief
Executive  Officer  since  October  1993 and from  October 1993 to June 1996 he served as President of the Company.
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
The  resort  has been  designed  to cater to a broad  public  market by  combining  gaming  with a wide  variety of nongaming entertainment  experiences.  Today, Sun City covers approximately 620 acres and attracts over two million
visitors  annually.   The  facilities  at  Sun  City  include  four  hotels  with  approximately  1,300  rooms,  an entertainment  center that includes a 6,000-seat  indoor  superbowl,  a 46-acre  man-made lake for  watersports and approximately  55,000 square feet of gaming space.  In 1992, Sun City was expanded to include The Lost City, a $275 million themed resort which recreates a forgotten African  civilization that has been  rediscovered.  The Lost City covers  approximately  60 acres and its center  includes  The  Palace,  a 350-room  luxury  hotel.  The resort also includes a man-made  jungle in which over one million trees were  transplanted  and the Valley of the Waves,  which includes  a wave  pool,  adventure  rides  and sand  beaches.  During  Mr.  Kerzner's  34-year  career  he has been responsible  for the  development of 21 hotels with over 5,500 rooms and was the founder of the largest hotel chain in southern Africa. The Company does not have any interest in any of the southern African  properties  developed by
Mr. Kerzner.  Mr. Kerzner is the father of Mr. Howard B. Kerzner.

         Howard B.  Kerzner,  President:  Mr.  Kerzner  joined  Sun  International  in May 1995 as  Executive  Vice
President-Corporate   Development  and  has  been  President   since  June  1996.   Prior  to  that  time,  he  was
Director-Corporate  Development  of SIIL from  September  1992.  Previously  Mr. Kerzner was an Associate of Lazard
Freres & Co. LLC from  September  1991.  Prior to that Mr.  Kerzner  worked for the First Boston  Corporation.  Mr.
Kerzner is the son of Mr. Solomon Kerzner.

         Charles D. Adamo, Executive Vice  President-Corporate  Development & General Counsel: Mr. Adamo joined Sun
International  in May 1995 as General  Counsel and has been  responsible  for corporate  development  since January
1997.  Prior to that time,  he was Group Legal  Advisor of SIIL from  September  1994.  Previously,  Mr.  Adamo was engaged  in the  practice  of law at the  firm of  Cravath,  Swaine & Moore in New York  from  1986.  Mr.  Adamo is admitted to the bar in the State of New York.

         John R. Allison,  Executive Vice  President-Chief  Financial Officer: Mr. Allison joined Sun International in May 1995 as Chief Financial  Officer.  Mr. Allison joined SIIL in March 1994 as Group Financial  Director.  From
December 1987 until February 1994, Mr. Allison was Financial  Director of Sun International  Inc. ("SII"), a resort and management  holding company with interests in approximately  27 hotels in southern Africa.  Prior to that time, he was the Group  Financial  Director of  Kimberly-Clark  (South Africa)  Limited for four years. He is a fellow of the  Institute  of  Chartered  Accountants  in England  and Wales and a member of the South  African  Institute  of
Chartered Accountants.

         Peter  Buckley,  Director:  Mr.  Buckley has been a Director since April 1994. Mr. Buckley is Chairman and
Chief Executive  Officer of Caledonia.  In 1994 he was appointed  Chairman of Caledonia having been Deputy Chairman and Chief  Executive  since 1987.  He is also Chairman of English & Scottish  Investors plc and Bristow  Helicopter
Group Limited.  He is a  non-executive  Director of Close Brothers Group plc,  Offshore  Logistics,  Inc. (a NASDAQ
linked company), SIIL and The Telegraph plc.

         Derek  Hawton,  Director:  Mr. Hawton has been a Director  since  December  1993.  Mr. Hawton is Executive
Chairman of Kersaf.  He is also a Director of various  listed  public  companies in South  Africa.  Mr. Hawton is a fellow of South Africa's Chartered Institute of Secretaries.

         Howard  Marks,  Director:  Mr.  Marks has been a Director  since  April  1994.  Mr.  Marks is  Chairman of
Oaktree Capital  Management,  LLC ("Oaktree  Capital").  Oaktree Capital manages funds in excess of $20 billion for institutional  investors.  Previously  Mr. Marks  was  employed  by The  TCW  Group, Inc.  where  he  became  Chief
Investment  Officer for  Domestic  Fixed  Income and  President  of its  largest  affiliate,  TCW Asset  Management
Company.

         Eric Siegel,  Director:  Mr. Siegel has been a Director since April 1994. Mr. Siegel is a retired  limited partner of Apollo  Advisors,  L.P. Mr. Siegel is also a Director and member of the  executive  committee of El Paso
Electric Company, a publicly traded utility company.

(B)  Compensation

         The  aggregate  cash  compensation  for  directors  and  officers of the Company,  including  salaries and bonuses,  for the year ended  December  31, 2000 was  $5,898,000.  In  addition,  during the year 2000,  options to purchase an  aggregate  of  1,825,000  Ordinary  Shares,  pursuant to the Plans  described  below,  were granted to directors and officers of the Company.  None of the  directors or officers  participate  in the  Company's  pension plan.  The Company does not set aside any amounts for pension or  retirement  benefits for any of its  directors or officers.

         The Company had adopted an executive  level bonus plan (the "Bonus  Plan")  effective  for 1998 pursuant to which  certain  executives of the Company could  qualify for bonuses if the Company  attained  certain  target level
Earnings Per Share  ("EPS") in the years  ending  1998,  1999 and 2000.  Under the Bonus Plan,  bonuses  could range between 20% to 100% of the respective employee's base salary if target EPS was reached in the given year with 50% of the bonus paid in cash and 50% paid in restricted  capital stock. The restricted stock would vest equally over three years. In 1998,  executive  officers of the Company earned an aggregate of $3.1 million in cash bonuses,  which were paid by the  Company  by the first  quarter  of 1999,  and  approximately  75,000  shares of  restricted  stock (the
"Restricted  Stock").  In 1999,  no bonuses  were  earned  under the Bonus  Plan.  In June 2000,  the Bonus Plan was eliminated and the Company  canceled  approximately  42,000 shares of the  Restricted  Stock and paid to the holders thereof approximately $1.6 million. Effective for the year 2001, the Company has adopted a new bonus plan for all of its employees,  including the Company's officers.  Employees and officers of the Company will qualify for bonuses if the Company  attains  either certain levels of EBITDA or EPS, and such bonuses will be calculated as a percentage of each  individual's  salary.  Such  percentage  will be based  on,  among  other  things,  each  employee's  level of responsibility  with the Company.  Bonuses  paid to officers of the Company  under this new bonus plan could reach a maximum of 60% of the respective employee's base salary.

         The Company has adopted three Stock Option Plans for its employees,  officers and  directors.  The Company has  adopted a Stock  Option  Plan (the "1995  Plan")  which was  approved by  shareholders  at the annual  general meeting held in 1995,  a Stock Option Plan (the "1997  Plan"),  which was  approved by  shareholders  at the annual general  meeting held in 1997 and amended by  shareholders  at the annual  general  meeting in 1998 and 1999, and a
Stock  Option Plan (the "2000  Plan")  which was approved by  shareholders  at the annual  general  meeting held in
2000. The 2000 Plan,  the 1997 Plan and the 1995 Plan are  collectively  referred to as the "Plans".  The 1995 Plan provides  for  options to be granted to purchase  up to  2,000,000  Ordinary  Shares,  of which  options to acquire
2,000,000  Ordinary  Shares at exercise  prices  ranging  from  $11.6875 to $35.00 have been granted as of June 15,
2001.  The 1997 Plan  provides  for options to be granted to purchase up to  2,500,000  Ordinary  Shares,  of which options to acquire  2,500,000  Ordinary  Shares at exercise  prices ranging from $19.25 to $44.63 have been granted as of June 15,  2001.  The 2000 Plan  provides  for  options to be granted to  purchase  up to  3,000,000  Ordinary
Shares of which options to acquire  2,660,000  Ordinary Shares at exercise prices ranging from $16.00 to $20.94 had been granted as of June 15, 2001. The 1995 Plan provides for the options to become  exercisable,  unless  otherwise specified  by the  Board  of  Directors  of the  Company  and  subject  to  certain  acceleration  and  termination provisions,  after  two  years  from  the date of  grant  in  respect  of 20% of such  options  and  thereafter  in installments  of 20% per year over a four-year  period.  Options issued under the 1997 Plan become  exercisable one year from the date of grant with  respect to 20% of such options and  thereafter  in  installments  of 20% per year over a four-year  period.  The 2000 Plan provides for the vesting  period to begin one year after the grant date in respect  of one third of such  options,  and  thereafter  in  installments  of one  third per year over a  two-year period.  Options  granted under the Plans have a term of 10 years from the date of grant.  Employees,  officers and directors  of the Company and  subsidiaries  of the Company may be granted  options  under the Plans.  Such options may be transferred to trusts with respect to which any such  participants  are  beneficiaries  and  corporations or other entities  controlled by such  participants.  As of December 31,  2000,  options to acquire 6,017,000 Ordinary
Shares were outstanding, of which 3,459,000 were exercisable as of that date.

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

         As of June 15,  2001,  the officers and  directors  of the  Company,  as a group,  hold options to acquire approximately 3,595,000 Ordinary Shares, of which approximately 1,770,000 are currently exercisable.

         The Company does not have a service contract with any of its officers or directors.

(C)  Board Practices

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

         The Board of  Directors  of the  Company has  appointed  an Audit  Committee  of the Board  consisting  of
Messrs.  Buckley,  Marks and Siegel.  Members of the Audit Committee comprise  individuals who have no relationship to the Company that may interfere  with the exercise of their  independence  from  management  and the Company.  To ensure  complete  independence,  Arthur  Andersen  LLP has full and free  access to meet with the Audit  Committee, without  management  representatives  present,  to discuss  the  results of the audit,  the  adequacy  of  internal controls  and the quality of  financial  reporting.  The primary  function of the Audit  Committee is to assist the
Company's Board of Directors in fulfilling its oversight  responsibilities  by reviewing the financial  information that will be provided  to the  stockholders  and  others,  the  systems of  internal  controls  that the  Company's management and Board of Directors have  established  and the audit process.  The Audit  Committee  meets four times per year.

         The Company also has a Remuneration  Committee  consisting of Messrs. S. Kerzner,  Buckley and Hawton. The
Remuneration  Committee is mandated to review and adopt the Company's  executive  compensation  plans and policies, including the adoption of stock option plans and the granting of options to senior executives thereunder.

         The Company's Stock Option Committee, consisting of Messrs. S. Kerzner, H. Kerzner and Adamo, is authorized to grant stock options under the Company's  stock option plans in amounts not to exceed (i) 100,000  Ordinary Shares in any one quarter or (ii) 15,000 per grant for any one individual.

(D)  Employees

         The total number of  employees at the  Company's  properties  worldwide as of December 31, 2000,  1999 and
1998 was approximately 9,600, 9,500 and 8,900, respectively.

         Set forth  below is a table  showing  the number of  employees  by  geographic  location  for the  periods indicated.

                                          As of December 31,
                                ---------------------------------------
                                     2000          1999           1998
                                ----------     ---------     ----------
The Bahamas                         5,800         5,700          5,100
Atlantic City                       3,300         3,300          3,400
Other                                 500           500            400
                                ----------     ---------     ----------
                                    9,600         9,500          8,900
                                ==========     =========     ==========

         The Company does not employ a significant number of temporary workers.

Union Contract Arrangements-The Bahamas

         In The Bahamas,  approximately  3,800 employees are represented by The Bahamas Catering and Allied Workers
Union. Sun Bahamas  participates in The Bahamas Hotel Employers  Association,  which represents resort operators in the Paradise  Island-New  Providence  Island area.  The  Association's  existing  contract  with the Union  expires
January 1, 2003.  Labor  relations in The Bahamas have not been stable over the last few years with occasional work stoppages  occurring,  not only at Atlantis,  but also at publicly  run  entities,  such as the  Bahamian  Electric
Corporation and Bahamas Telephone  Company.  As the country's  largest private  employer,  the Company is often the target of labor disputes.

Union Contract Arrangements-Atlantic City

         As of December  31, 2000,  at Resorts  Atlantic  City,  approximately  1,400  employees of the total 3,300 workforce  were  covered  under  collective  bargaining  agreements  with  RIH.  There  are  four  separate  unions representing hotel and restaurant employees, electrical workers, engineers and painters and maintenance workers.

(E)  Share Ownership

         Mr. S. Kerzner  beneficially owns  approximately 4.6 million Ordinary Shares.  Each of our other directors and officers owns beneficially less than 1% of the Ordinary Shares.

         For a description of options  granted to our directors,  executive  officers and other key employees,  see
"(B) Compensation".

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)  Major Shareholders

         SIIL owns  approximately  50% of the outstanding  Ordinary Shares and is the principal  shareholder of the
Company.  WLG, a company  controlled by a trust for the benefit of the family of Mr. Solomon  Kerzner,  Chairman of the Board of  Directors  and Chief  Executive  Officer of the Company,  indirectly  controls  through  intermediate entities  approximately  one-third of the  outstanding  ordinary shares of SIIL.  Peter Buckley,  a director of the
Company and SIIL,  is also  chairman  and chief  executive  officer of  Caledonia,  which  indirectly  owns through intermediate  entities  approximately  one-third  of the  outstanding  ordinary  shares of SIIL.  Derek  Hawton,  a director of the  Company  and SIIL,  is also  chairman  and chief  executive  officer of Kersaf,  which  indirectly controls through intermediate entities approximately one-third of the outstanding ordinary shares of SIIL.

         SIIL has agreed with the Bahamian  Government,  among other things,  to control a majority of the Board of
Directors until June 30, 2004.

         Ownership  participation  in SIIL is governed by a Subscription  and  Shareholders'  Agreement.  Rosegrove
Limited  ("Rosegrove")  owns  approximately  two-thirds  of the  outstanding  equity  of  SIIL  and  World  Leisure
Investments  Limited,  a Bermuda  corporation  ("WLI"),  owns the remaining  shares.  WLI is owned by WLG, which is owned by a trust for the benefit of the Kerzner  family.  Rosegrove is owned  indirectly  and equally by Kersaf and
Caledonia.  Caledonia is a diversified  trading and investment company listed on The London Stock Exchange.  Kersaf is an investor in and provides  management  services for businesses in the leisure  industry in southern Africa and internationally,  focusing  on gaming,  casino  resorts  and  hotels.  Kersaf is listed on The  Johannesburg  Stock
Exchange.   In  addition  to  its  holdings  in  SIIL,  Rosegrove  owns  directly  2,625,000  Ordinary  Shares,  or approximately 10% of the outstanding  Ordinary Shares of the Company.  Certain  subsidiaries of Kersaf own directly
1,610,000  Ordinary  Shares,  or  approximately  6% of the  outstanding  Ordinary  Shares of the  Company and Kerry
International Investments Limited, a subsidiary of WLG, owns directly 150,000 Ordinary Shares.

         The  following  table sets forth  certain  information  as of June 15, 2001  regarding  the  ownership  of
Ordinary  Shares by:  (i) any  person  who is known to the  Company to be the owner of more than 5% of any class of the Company's voting securities and (ii) the directors and officers of the Company as a group:

Class of Shares               Owner                                  Amount               Percent of Class
-------------------------     ---------------------------------      ----------------     -----------------------
Ordinary Shares               SIIL                                        13,487,380                       50.2%
Ordinary Shares               Baron Capital Group, Inc.                    5,134,000                       19.1%
Ordinary Shares               Rosegrove                                    2,625,000                        9.8%
Ordinary Shares               Kersaf                                       1,610,000                        6.0%
Ordinary Shares               Directors   and  officers  as  a
                              group  (excluding  shares deemed
                              owned by WLG and S. Kerzner)                         -                less than 1%

         As of June 15,  2001,  the Company had  approximately  757 holders of record of  approximately  26,904,238
Ordinary  Shares,  excluding  7,087,600  million shares held as treasury stock. As of June 15, 2001,  there were an estimated 744 US holders of record holding approximately 48% of the Ordinary Shares.

         All of the holders of the  Company's  Ordinary  Shares,  including the major  shareholders,  have the same voting rights.

(B)  Related Party Transactions

         Set  forth  below is a  summary  of  agreements  that have been  entered  into or  transactions  that have occurred  since  the  beginning  of the  last  fiscal  year  involving  the  Company  and any of its  subsidiaries, affiliates or key management.

Harborside Promissory Notes

         The Company,  in conjunction  with Vistana,  has entered into a series of promissory notes with Harborside at Atlantis to fund the construction  cost of the timeshare  development.  As of December 31, 2000, the Company had advanced  $18.4  million to  Haborside  at  Atlantis.  The loans made by the Company  (the "Sun  Loans")  were made simultaneously  with loans from  Vistana (the  "Vistana  Loans").  The Sun Loans and the Vistana  Loans mirror each other in amounts,  terms and  conditions.  Interest  accrues at Libor plus 250 basis points.  The Sun Notes and the
Vistana  Notes are pari passu with respect to payments of principal  and accrued  interest and such  payments  will be made as cash is available from the sale of timeshare units.

Tender Offer

         In June 2000,  the Company  offered to purchase up to  5,000,000  Ordinary  Shares at a $24 per share cash price,  pursuant to an Offer to Purchase.  In August 2000, the Company  announced the completion of the self-tender offer in which  5,000,000  Ordinary  Shares  were  purchased  by the  Company  at $24 per  share.  Ordinary  Shares tendered and purchased by the Company pursuant to this  transaction  included a portion of the Ordinary Shares held by Baron Capital  Group,  Inc., a significant  shareholder  of the Company.  This  transaction is described in more detail in "Item 4. (A) History and Development of the Company".

Management Services and Fees

         The Company provides  management  services to Sun Indian Ocean, a Mauritius  company in which we currently
own  a  20.4%  equity  interest.   Pursuant  to  the  management  agreement  with  Sun  Indian  Ocean,  we  provide comprehensive  management  services  under  individual  management  agreements  within each of Le Saint  Geran,  Le
Touessrok,  La Pirogue,  Sugar Beach and Le Coco Beach,  resort  hotels which Sun Indian  Ocean owns.  The terms of each of these management agreements expire in December 2008.

         We also provide  management  services to  Harborside  at Atlantis,  a joint  venture in which we own a 50%
equity interest.

ITEM 8.  FINANCIAL INFORMATION

(A)  Consolidated Statements and Other Financial Information

         Please refer to Item 18 for our  consolidated  financial  statements and the  independent  auditors report prepared by Arthur Andersen.

Legal Proceedings

Shareholder Litigation

         Beginning on or about  January 20, 2000,  eight class action  lawsuits  were filed in courts of the states of New York, New Jersey and Florida by certain  shareholders  of the Company.  These actions,  purportedly  brought as class  actions on behalf of all public  shareholders,  name SIIL,  the  Company  and  directors  of the  Company
(including  Chairman and Chief  Executive  Officer  Solomon  Kerzner) as defendants,  alleging  generally that they breached their  fiduciary  duties to shareholders in connection with SIIL's proposal to acquire all of the Ordinary
Shares not owned by SIIL or its  shareholders  for $24 per share.  Answers were filed to each of the  complaints on or about March 27,  2000.  Subsequently,  the eight class  action  lawsuits  were  consolidated  into one,  the Sun
International  Hotels Limited Class Action  Lawsuit,  and in May 2000, this  consolidated  complaint was filed with the  Supreme  Court of the State of New York,  County  of New  York,  docket  No.  600250.  A  stipulated  Order of
Dismissal  was entered  into by all the parties of the  litigation  and filed with the Court on  September  8, 2000 concluding the litigation.

Enforceability Of Civil Liabilities

         The Company is a Bahamian  international  business  company  incorporated  under the  Companies Act of the
Commonwealth  of The Bahamas.  Certain of the directors and executive  officers of the Company  reside  outside the
United  States.  A  substantial  portion of the assets of such  persons and of the  Company is located  outside the
United States.  As a result,  in the opinion of Harry B.  Sands and Company,  Bahamian  counsel to the Company,  it may be difficult or impossible to effect  service of process  within the United States upon such persons,  to bring suit in the United  States or to enforce,  in the U.S.  courts,  any judgment  obtained  there against such persons predicated upon any civil liability  provisions of the U.S.  federal  securities laws. It is unlikely that Bahamian courts would entertain original actions against Bahamian  companies,  their directors or officers predicated solely upon U.S. federal securities laws.  Furthermore,  judgments  predicated upon any civil liability  provisions of the
U.S.  federal  securities laws are not directly  enforceable in The Bahamas.  Rather,  a lawsuit must be brought in
The Bahamas on any such judgment.  Subject to consideration of private  international  law, in general,  a judgment obtained  after due trial by a court of competent  jurisdiction,  which is final and conclusive as to the issues in connection,  is actionable in Bahamian  courts and is impeachable  only upon the grounds of (i) fraud,  (ii) public policy and (iii) natural justice.

         Gaming debts may not be legally  enforced in certain  foreign  jurisdictions  or in certain  jurisdictions within the United  States.  As a result,  the Company  may be unable to collect  gaming  debts from  patrons of our casinos who reside in such jurisdictions.

Dividend Policy

         Pursuant to the Company's  Articles of  Association,  the Board of Directors may from time to time declare dividends.  The  Company  historically  has not paid  dividends  and there are  currently  no plans to declare  any dividends.

(B)  Significant Changes

         Except  as  otherwise  disclosed  in this  Annual  Report,  there  has been no  significant  change in the financial position of the Company since December 31, 2000.

ITEM 9.  THE OFFER AND LISTING

(A)  Offer  and Listing Details

         The  Ordinary  Shares do not trade on any  foreign  exchange.  The  Ordinary  Shares  have been listed and traded on the NYSE since March 1, 1996.  On June 26, 2001,  the closing  price of our  Ordinary  Shares on the NYSE was $26.21.

         The  following  tables set forth the range of high and low closing sale prices of the  Ordinary  Shares as reported on the NYSE during the periods shown.

For the year:
                                    High             Low
                                  ----------      ----------
2000                                 $23.75          $15.88
1999                                  47.49           17.31
1998                                  50.38           31.00
1997                                  41.50           30.00
1996                                  54.13           25.50

For the quarter:
                                    High             Low
                                  ----------      ----------
2001: 1st quarter                    $23.11          $19.23
      2nd quarter*                    28.50           22.15
2000: 1st quarter                     22.50           15.88
      2nd quarter                     21.00           17.00
      3rd quarter                     22.44           17.63
      4th quarter                     23.75           18.38
1999: 1st quarter                     43.88           32.88
      2nd quarter                     47.19           33.00
      3rd quarter                     44.63           20.19
      4th quarter                     24.13           17.31

*For the period April 1, 2001 through and including June 26, 2001.

For the month:
                                    High             Low
                                  ----------      ----------
2001 June**                          $28.26          $26.21
2001 May                              28.50           24.75
2001 April                            25.27           22.15
2001 March                            23.11           19.23
2001 February                         22.62           19.90
2001 January                          23.00           22.13

**For the period June 1, 2001 through and including June 26, 2001.

(B)  Plan of Distribution

         Not applicable.

(C)  Markets

         Since March 1, 1996, our Ordinary Shares have been listed and traded on the NYSE.  Our ordinary shares are not listed on and do not trade on any other exchange.

(D)  Selling Shareholders

         Not applicable.

(E)  Dilution

         Not applicable.

(F)  Expenses of the Issue

         Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

(A)  Share Capital

         Not applicable.

(B)  Articles of Association

         The Articles of Association of Sun International was filed with the SEC as an exhibit to Amendment No. 1 to Form F-1 Registration Statement, filed on March 24, 1995 in file number 33-89250.

(C)  Material Contracts

         The following is a summary of each material  contract in which the Company or any of its  subsidiaries has been a party to for the  past two  years.

Third Amended and Restated Revolving Credit Facility

         The   Company's   Revolving   Credit   Facility  was  amended  and  restated  on  November  1,  1999  (the
"Restatement").  In May 1999,  the Company  entered into an agreement  with Starwood to purchase the Desert Inn for
$275 million.  Prior to entering into the Termination  Agreement with Starwood,  it was anticipated that the Desert
Inn acquisition  would be financed with borrowings  under the Revolving Credit  Facility.  The Restatement  allowed for an increase in the maximum  amount of  borrowings  outstanding  under the Revolving  Credit  Facility from $375 million to $625 million,  provided that the additional  borrowings  were used for (i) the acquisition of the Desert
Inn or (ii) any transaction  that was approved by all of the parties on the Revolving  Credit  Facility,  including the Bank of Nova Scotia and the Lenders.  In addition,  the  Reinstatement  added Sun  International  Nevada,  Inc.
("Sun Nevada") as a borrower and guarantor on the Revolving Credit Facility.

First Amendment to the Third Amended and Restated Revolving Credit Facility

         On June 13, 2000, the Company  amended the Revolving  Credit Facility (the "First  Amendment").  The First
Amendment  was  entered  into in order to allow the Company to complete a  self-tender  offer in 2000.  An offer to purchase  5,000,000  Ordinary  Shares at a $24 per share cash price was made by the Company on June 26, 2000.  Such tender  offer was  completed  in August  2000  whereby  the  Company  purchased  5,000,000  Ordinary  Shares for an aggregate price of $120 million.  The self-tender  offer was financed with  borrowings  under the Revolving  Credit
Facility.  Pursuant to the First  Amendment,  the maximum amount of borrowings  outstanding on the Revolving Credit
Facility was reduced from $625 million to $500 million.

Second Amendment to the Third Amended and Restated Revolving Credit Facility

         In January 2001, the Company amended the Revolving Credit Facility (the "Second Amendment").  The Revolving
Credit Facility  previously allowed for maximum borrowings of up to $500 million,  such amount to be reduced by $125 million on August 12, 2001. To allow for the Resorts  Atlantic  City Sale and the Atlantic  City Option,  the Second
Amendment  called for a reduction in the maximum amount of borrowings  outstanding  prior to August 12, 2001, in the event the Resorts  Atlantic  City Sale was  consummated  before that date.  The details of the Second  Amendment are further  described in "Item 5.  Operating and Financial  Review and Prospects (B) Liquidity,  Capital  Resources and
Capital Spending" in this Annual Report.  Pursuant to the Second Amendment, as a result of the Resorts Atlantic City
Sale, the maximum amount of borrowings  available on the Revolving Credit Facility was reduced by $127 million,  the net cash proceeds received in the Resorts Atlantic City Sale.

Mohegan Sun Agreements

         From  August  1996 to  December  31,  1999,  TCA was a party to a  Management  Agreement  with the Mohegan
Tribe. Under the Management Agreement,  TCA provided certain management,  marketing and administrative  services to the Mohegan Sun Casino.  TCA received a management  fee of between 30% and 40% of net profits,  as defined,  of the
Mohegan Sun Casino.

         In February  1998,  TCA and the Mohegan  Tribe entered into a  Relinquishment  Agreement  that  terminated
TCA's  management of the Mohegan Sun Casino  effective  January 1, 2000. Under the  Relinquishment  Agreement,  TCA
receives 5% of the gross  revenues of the Mohegan Sun Resort  Complex,  which  includes  the casino and the planned expansion, that is anticipated to be completed in the fourth quarter of 2001, for a 15-year period.

         In February  1998,  TCA and the Mohegan Tribe also entered into a Development  Services  Agreement.  Under this agreement, TCA acts as the Mohegan Tribe's developer for the expansion of the Mohegan Sun Casino.

Dubai Agreement

         In 1998,  the Company  entered into an agreement to manage the Royal  Mirage  Hotel,  a 258-room  hotel in
Dubai,  Saudi  Arabia,  which  opened in August  1999.  The  Company  receives a  management  fee  calculated  as a percentage of revenues (1.5%) and gross  operating  profits,  as defined (10%).  The management fee schedule may be renegotiated after 10 years.  The management agreement expires in 2019.

Harborside at Atlantis Joint Venture

         In 1999,  the Company  formed a joint  venture  with  Vistana,  a  subsidiary  of  Starwood,  to develop a timeshare  project on Paradise Island adjacent to Atlantis called  Harborside at Atlantis.  The Company and Vistana each hold a 50% interest in Harborside at Atlantis.  As part of the joint  venture,  the Company  contributed  land and Vistana contributed cash based on the number of timeshare units to be developed.

Purchase Agreement between the Company and Colony

         The Purchase  Agreement  among SINA, as parent,  GGRI,  Inc., as Seller and Colony as Buyer (the "Purchase
Agreement")  was dated  October 30,  2000.  The contract was entered into between the parties to effect the Resorts
Atlantic City Sale described in "Item 4. History and  Development of Business - Recent  Developments".  The Resorts
Atlantic  City Sale closed on April 25, 2001,  and  pursuant to the  Purchase  Agreement,  was  conditioned  on the approval by the New Jersey Casino  Control  Commission  and Colony  receiving  financing.  Pursuant to the Purchase
Agreement,  upon closing of the Resorts  Atlantic City Sale,  Colony  received a two year option to acquire certain undeveloped  real estate owned by the  Company,  adjacent to Resorts  Atlantic  City,  for a purchase  price of $40 million,  which option can be extended for an additional  two years under certain  circumstances.  Also pursuant to the Purchase  Agreement,  effective April 25, 2001,  Colony leases from SINA certain of the undeveloped real estate which is subject to the Atlantic City Option, for $100,000 per month.

Colony Note

         To facilitate  Colony's  financing of the Resorts Atlantic City Sale, the Company lent Colony's  affiliate
$17.5 million  toward the purchase  price of Resorts  Atlantic City in exchange for an unsecured  note at an annual rate of 12.5% per annum.  Interest  is payable  semi-annually,  one-half  in cash and  one-half  in PIK Notes,  the principal  balance  and all  outstanding  interest of the Note and the PIK Notes to be paid in seven years from the date of the original Note.  The effective date of the Note is April 25, 2001.

NY Project Development Services Agreement

         In March 2001, TCNY entered into a Development  Services Agreement with the  Stockbridge-Munsee  Tribe for the  development  of a casino  project in the Catskill  region of New York.  Pursuant to the  Development  Services
Agreement, TCNY will provide preliminary funding and certain financing and development services.

DI Purchase Agreement and Termination Agreement

         On May 18, 1999, the Company and Starwood entered into an agreement whereby the Company was to purchase the
Desert Inn for $275 million (the "DI Purchase  Agreement").  On March 2, 2000, the Company and Starwood entered into the Termination Agreement whereby they agreed to terminate the DI Purchase Agreement. The effect of this transaction on the  Company's  results of  operations is described in "Note 1 of Notes to  Consolidated  Financial  Statements -
Termination of Desert Inn Acquisition Agreement" in this Annual Report.

(D)  Exchange Controls

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

(E)  Taxation

Certain United States Federal Income Tax Considerations

         The following is a general  discussion of certain  United States federal  income tax  consequences  to the acquisition,  ownership and  disposition  of Ordinary  Shares.  For purposes of this  discussion,  a "United States
Holder" means an individual  citizen or resident of the United States,  a corporation  organized  under the laws of the United States or of any state of political  subdivision  thereof,  or an estate or trust the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

         Rules  regarding  partnerships  are complex.  Partners in  partnerships  should consult their tax advisers regarding the implications of owning Ordinary Shares.

         This  discussion  is not  intended to be  exhaustive  and is based on statutes,  regulations,  rulings and judicial  decisions  currently in effect.  This  discussion  does not consider  any specific  circumstances  of any particular  United States Holder and applies only to United States  Holders that hold Ordinary  Shares as a capital asset.  Investors are urged to consult their tax advisers  regarding the United States federal tax  consequences of acquiring,  holding and  disposing of Ordinary  Shares,  as well as any tax  consequences  that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

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

         The Company is not a PFIC  because it is  anticipated  that less than 75% of its annual  gross income will consist of certain  "passive"  income and less than 50% of the average value of its assets in any year will consist of assets that produce,  or are held for the  production  of, such passive  income.  If such income and asset tests were not met and the  Company  were to become a PFIC,  all United  States  Holders  would be required to include in their taxable income certain  undistributed  amounts of the Company's income, or in certain  circumstances,  to pay an interest  charge  together with tax calculated at maximum rates on certain  "excess  distributions"  (defined to include any gain on the sale of stock).

         Any gain or loss on sale or exchange of Ordinary  Shares by a United  States Holder will be a capital gain or loss. If the United States Holder has held such Ordinary  Shares for more than one year,  such gain or loss will be a long-term capital gain or loss.

         Annual  filings of Form 5471 may be required from certain  United States persons owning 10% or more of the stock of the Company.

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

(F)  Dividends and Paying Agents

         Not applicable.

(G)  Statement by Experts

         Not applicable.

(H)  Documents on Display

         Sun  International  is subject to the  informational  requirements of the Securities  Exchange Act of 1934 and files reports and other  information  with the  Securities and Exchange  Commission.  You may read and copy all or any portion of the Annual  Report and its exhibits at the public  reference  facilities  maintained  by the SEC,
450 Fifth Street,  N.W., Judiciary Plaza, Room 1024,  Washington,  D.C. 20549, and at its regional offices at Seven
World Trade Center,  Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street,  Suite 1400
Chicago,  Illinois 60661-2511.  You may request copies of all or any portion of these documents,  upon payment of a duplication  fee, by writing to the public  reference  section of the SEC at 450 Fifth  Street,  N.W.,  Washington,
D.C.  20549.  You  may  obtain  more   information   about  the  public  reference  room  by  calling  the  SEC  at
1-800-SEC-0330.  Our  reports  and other  information  filed with the SEC are also  available  to the  public  from commercial document retrieval services and the website maintained by the SEC at www.sec.gov.

(I)  Subsidiary Information

       Please refer to "Item 4. Information on the Company (C) Organizational Structure" for a list of our significant subsidiaries.  A listing of the Company's significant subsidiaries is filed with this Annual Report as Exhibit 8.  See "Item 19. Exhibits".

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

December 31, 2000                                                                                          Fair Value
(In Thousands of Dollars)                  Expected Maturity Date                                         December
                               ------------------------------------------------
Asset (Liability)                 2001        2002      2003    2004    2005     Thereafter     Total     31, 2000
------------------------------ ----------- ----------- ------- ------- -------- ------------- ----------- ------------

Variable rate debt                 $    -    $369,000     $ -     $ -      $ -           $ -    $369,000     $369,000
Average interest rates                          8.10%

Interest rate swaps                50,000      75,000       -       -        -          $  -     125,000        (454)
Average pay rate                    6.78%       6.96%
Average receive rate                5.16%       5.31%

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                                      PART II

------------------------------------------------------------------------------

ITEM 13.   DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

         There is nothing to disclose with respect to this item.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         There is nothing to disclose with respect to this item.

ITEM 15.  RESERVED

ITEM 16.  RESERVED

                                                     PART III

---------------------------------------------------------------------------------

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

(A)  List of Financial Statements and Financial Statement Schedules

ITEM 19.  EXHIBITS

                                                                                 Sequentially
    Exhibit No.       Description                                                Numbered Pages
--------------------- ---------------------------------------------------------- --------------------------------------
         1            Restated Articles of Association of SIHL dated as of       See Exhibit 1.
                      June 26, 2001.

        2            Unregistered long-term debt instruments representing
                      less than 10% of total assets: Sun International
                      undertakes to provide the Securities and Exchange
                      Commission with copies upon request.

        4.1           Purchase Agreement among SINA as parent, GGRI, as Seller   Incorporated by reference to Exhibit
                      and Colony as Buyer dated as of October 30, 2000.          (10) to registrant's Form 10-Q
                                                                                 Quarterly Report for the quarter
                                                                                 ended September 30, 2000 in File No.
                                                                                 1-4748.

        4.2           Promissory Note between Colony and SINA dated as of        Incorporated by reference to
                      April 25, 2001.                                            Exhibit 2 of Sun International's
                                                                                 Form 6-K dated May 3, 2001 in File
                                                                                 No. 1-04226

        4.3           Termination Agreement among Sheraton Desert Inn            Incorporate by reference to Exhibit
                      Corporation, Starwood, Sheraton Gaming Corporation, Sun    2 to Sun's International's Form 6-K
                      International and Sun International Nevada, Inc. ("Sun     Current Report dated March17, 2000
                      Nevada") dated as of February 29, 2000 terminating the     in File No. 0-22794.
                      Asset and Land Purchase Agreement among the parties,
                      dated as of May 17, 1999.

        4.4           Third Amended and Restated Revolving Credit Agreement,     Incorporated by reference to Exhibit
                      dated as of November 1, 1999, among Sun International,     99(b)(1) to Sun International's
                      Sun International Bahamas Limited ("SIB"), RIH and Sun     Tender Offer Statement dated June
                      Nevada as the Borrowers and Guarantors, and The Bank of    26, 2000, in File No. 005-48645.
                      Nova Scotia as the Administrative Agent and Various
                      Financial Institutions as the Lenders.

        4.5           First Amendment to the Third Amended and Restated Credit   Incorporated by reference to Exhibit
                      Agreement, dated as of June 13, 2000, among Sun            99(b)(2) to Sun International's
                      International, SIB, RIH and Sun Nevada as the Borrowers    Tender Offer Statement dated June
                      and Guarantors, and the Bank of Nova Scotia as the         26, 2000, in File No. 005-048645.
                      Administrative Agent and Various Financial Institutions
                      as the Lenders.

        4.6           Second Amendment to the Third Amended and Restated         See Exhibit 4.6.
                      Credit Agreement, dated as of June 13, 2000, among Sun
                      International, SIB, RIH and Sun Nevada as the Borrowers
                      and Guarantors, and the Bank of Nova Scotia as the
                      Administrative Agent and Various Financial Institutions
                      as the Lenders.

        4.7           TCNY Development Services Agreement dated as of March      See Exhibit 4.7.
                      20, 2001 among the Stockbridge-Munsee Tribe, the
                      Stockbridge-Munsee Tribal Gaming Authority, TCNY, SINA
                      and Waterford Gaming Group, LLC.

        4.8           Management Agreement between to Government of Dubai and    Incorporated by reference to Exhibit
                      Sun International Management Limited and Sun               3.2 to Sun International's Form 20-F
                      International Hotels Limited dated as of June 5, 1998.     Annual Report for the year ended
                                                                                 December 31, 1998, in File No.
                                                                                 0-22794.

        4.9           Development Services Agreement dated February 7, 1998      Incorporated by reference to Exhibit
                      between the Mohegan Tribal Gaming Authority and TCA.       2.1 to Sun International's Form 20-F
                                                                                 Annual Report for the year ended
                                                                                 December 31, 1997, in File No.
                                                                                 0-22794.

        4.10          Relinquishment Agreement dated February 7, 1998, between   Incorporated by reference to Exhibit
                      the Mohegan Tribal Gaming Authority and TCA.               2.2 to Sun International's Form 20-F
                                                                                 Annual Report for the year ended
                                                                                 December 31, 1997, in File No.
                                                                                 0-22794.

         6            Computation of earnings per share.                         Incorporated by reference to Note 2
                                                                                 of the Notes to the Consolidated
                                                                                 Financial Statements.

         8            Listing of subsidiaries                                    See Exhibit 8.

         10           Sun International Hotels Limited Audit Committee Charter   Incorporated by reference to Exhibit
                                                                                 3.4 of Sun International's Form 20-F
                                                                                 Annual Report for the year ended
                                                                                 December 31, 1999, in File No.
                                                                                 0-22794.

(

                                                    SIGNATURES

The registrant  hereby  certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                                            SUN INTERNATIONAL HOTELS LIMITED

Date:  July 2, 2001                                         By:         /s/John R. Allison
                                                                        ------------------------------------------------
                                                            Name:       John R. Allison
                                                            Title:      Executive Vice President
                                                                        Chief Financial Officer

                                         SUN INTERNATIONAL HOTELS LIMITED

                             Consolidated Financial Statements as of December 31, 2000

                                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                                     ----------------------------------------

To the Shareholders of Sun International Hotels Limited:

We have audited the accompanying  consolidated  balance sheets of Sun International Hotels Limited and subsidiaries as of December 31, 2000 and 1999, and the related consolidated  statements of operations,  changes in shareholders'
equity  and cash  flows  for each of the three  years in the  period  ended  December  31,  2000.  These  financial statements are the  responsibility  of the Company's  management.  Our  responsibility  is to express an opinion on these financial statements based on our audits.

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

In our  opinion,  the  financial  statements  referred to above  present  fairly,  in all  material  respects,  the financial  position of Sun  International  Hotels Limited and subsidiaries as of December 31, 2000 and 1999 and the results of their  operations  and their cash flows for each of the three  years in the period  ended  December  31,
2000 in conformity with accounting principles generally accepted in the United States.

                                                     ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 26, 2001

                                         SUN INTERNATIONAL HOTELS LIMITED
                                            CONSOLIDATED BALANCE SHEETS
                                           (In thousands of US dollars)

                                                                           December 31,
                                                                ------------------------------------
                                                                        2000                 1999
                                                                  ---------------      ---------------
   ASSETS
   Current assets:
       Cash and cash equivalents                                   $      22,497        $      39,229
       Restricted cash equivalents                                         1,651                  981
       Trade receivables, net                                             40,612               44,425
       Due from affiliates                                                34,140               14,212
       Inventories                                                        10,417               13,742
       Prepaid expenses                                                    9,849                8,412
       Net assets held for sale                                          138,350                    -
                                                                  ---------------      ---------------
         Total current assets                                            257,516              121,001
   Property and equipment, net                                         1,155,509            1,378,138
   Due from affiliates - non-current                                       5,069                    -
   Deferred charges and other assets, net                                 13,120               49,884
   Investment in associated companies                                     29,577               28,593
   Goodwill, net                                                               -               93,855
                                                                  ---------------      ---------------
         Total assets                                              $   1,460,791        $   1,671,471
                                                                  ===============      ===============

   LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
       Current maturities of long-term debt                        $         230        $       1,100
       Accounts payable and accrued liabilities                          136,872              133,334
       Capital creditors                                                  12,954               16,950
                                                                  ---------------      ---------------
         Total current liabilities                                       150,056              151,384
   Long-term debt, net of current maturities                             668,908              578,033
   Deferred income taxes                                                       -               42,223
                                                                  ---------------      ---------------
         Total liabilities                                               818,964              771,640
                                                                  ---------------      ---------------
   Commitments and contingencies
   Shareholders' equity:
       Ordinary Shares, $.001 par value                                       34                   34
       Capital in excess of par                                          680,784              677,918
       Retained earnings                                                 129,321              248,425
       Accumulated other comprehensive income                             (5,543)              (5,569)
                                                                  ---------------      ---------------
                                                                         804,596              920,808
       Treasury stock                                                   (162,769)             (20,977)
                                                                  ---------------      ---------------
         Total shareholders' equity                                      641,827              899,831
                                                                  ---------------      ---------------
         Total liabilities and shareholders'equity                 $   1,460,791        $   1,671,471
                                                                  ===============      ===============

   The accompanying notes are an integral part of these balance sheets.

                                         SUN INTERNATIONAL HOTELS LIMITED
                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                (In thousands of US dollars, except per share data)

                                                         For the Year Ended December 31,
                                                 ------------------------------------------------
                                                     2000              1999              1998
                                                 ------------      ------------      ------------
Revenues:
    Gaming                                       $   367,935       $   351,545       $   319,342
    Rooms                                            194,008           164,831            94,942
    Food and beverage                                147,718           137,100            86,593
    Tour operations                                   33,192            28,714            14,757
    Real estate related                              108,650                 -                 -
    Management and other fees                         35,763            46,898            40,645
    Other revenues                                    49,208            45,910            35,391
    Insurance recovery                                     -            14,209                 -
                                                 ------------      ------------      ------------
      Gross revenues                                 936,474           789,207           591,670
    Less: promotional allowances                     (51,779)          (50,240)          (40,792)
                                                 ------------      ------------      ------------
      Net revenues                                   884,695           738,967           550,878
                                                 ------------      ------------      ------------

Cost and expenses:
    Gaming                                           224,765           209,177           190,543
    Rooms                                             33,915            30,448            15,352
    Food and beverage                                 98,288            91,539            59,145
    Other operating expenses                          96,605            92,705            72,102
    Real estate related                               32,272                 -                 -
    Selling, general and administrative              103,465            93,962            70,024
    Tour operations                                   29,626            27,816            14,653
    Corporate expenses                                25,340            16,260            18,811
    Depreciation and amortization                     60,223            57,230            32,081
    Purchase termination costs                        11,202                 -                 -
    Transaction costs                                  7,014                 -                 -
    Pre-opening expenses                               7,616             5,398            25,961
    Write-down of net assets held for sale           229,208                 -                 -
                                                 ------------      ------------      ------------
      Cost and expenses                              959,539           624,535           498,672
                                                 ------------      ------------      ------------

Income (loss) from operations                        (74,844)          114,432            52,206
                                                 ------------      ------------      ------------

Other income (expense):
    Interest income                                    4,194            12,725            15,651
    Interest expense, net of capitalization          (45,678)          (50,699)           (4,516)
    Equity in earnings of associated companies         4,225             2,628             2,730
    Other, net                                          (688)               60              (316)
                                                 ------------      ------------      ------------
      Other income (expense), net                    (37,947)          (35,286)           13,549
                                                 ------------      ------------      ------------

Income (loss) before provision for income taxes     (112,791)           79,146            65,755
Provision for income taxes                            (6,313)           (9,324)           (8,009)
                                                 ------------      ------------      ------------
      Net income (loss)                          $  (119,104)      $    69,822       $    57,746
                                                 ============      ============      ============

Earnings (loss) per share:
    Basic                                        $     (3.86)      $      2.09       $      1.74
                                                 ============      ============      ============
    Diluted                                      $     (3.86)      $      2.05       $      1.70
                                                 ============      ============      ============

The accompanying notes are an integral part of these statements.

                                         SUN INTERNATIONAL HOTELS LIMITED
                            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               For the Years Ended December 31, 2000, 1999 and 1998
                                                   (In thousands)

                                                                                     Retained Earnings
                                                                              ---------------------------------
                                                                                                Accumulated
                                                                                                   Other                                         Comprehensive
                                      Ordinary Shares         Capital in       Retained        Comprehensive     Treasury           Total        Income (Loss)
                                    --------------------
                                    Shares      Amount        Excess of        Earnings           Income          Stock            Equity        for the Period
                                                                 Par
                                    --------   ---------     -------------    ------------   ------------------ -----------      ------------   -----------------

Balance at December 31, 1997         32,961         $33       $  670,861       $  120,857        $  (1,468)      $        -       $  790,283

Translation reserves                      -           -                -                -           (2,143)               -           (2,143)      $   (2,143)
Exercise of share options               393           1            4,734                -                -                -            4,735                -
Exercise of warrants                    223           -                -                -                -                -                -                -
Net income                                -           -                -           57,746                -                -           57,746           57,746
                                    --------      ------      -----------      -----------      -----------     ------------      -----------
                                                                                                                                                   -----------
    Balance at December 31, 1998     33,577          34          675,595          178,603           (3,611)               -          850,621       $   55,603

Translation reserves                      -           -                -                -           (1,958)               -           (1,958)      $   (1,958)
Repurchase of 1 million  Ordinary
  Shares                                  -           -                -                -                -          (20,977)         (20,977)               -
Exercise of share options               112           -            2,696                -                -                -            2,696                -
Shares canceled                          (7)          -             (373)               -                -                -             (373)               -
Net income                                -           -                -           69,822                -                -           69,822           69,822
                                    --------      ------      -----------      -----------      -----------     ------------      -----------
                                                                                                                                                   -----------
    Balance at December 31, 1999     33,682          34          677,918          248,425           (5,569)         (20,977)         899,831       $   67,864

Translation reserves                      -           -                -                -               26                -               26       $       26
Repurchase of  6.1 million
  Ordinary Shares                         -           -                -                -                -         (141,792)        (141,792)               -
Exercise of share options               192           -            2,866                -                -                -            2,866                -
Net loss                                  -           -                -         (119,104)               -                -         (119,104)        (119,104)
                                    --------      ------      -----------      -----------      -----------     ------------      -----------      -----------
    Balance at December 31, 2000     33,874         $34       $  680,784       $  129,321        $  (5,543)      $ (162,769)      $  641,827       $ (119,078)
                                    ========      ======      ===========      ===========      ===========     ============      ===========      ===========

The accompanying notes are an integral part of these statements.

                                         SUN INTERNATIONAL HOTELS LIMITED
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           (In thousands of US dollars)

                                                                       For the Year Ended December 31,
                                                                -----------------------------------------------
                                                                    2000             1999              1998
                                                                ------------      -----------      ------------
Cash flows from operating activities:
  Net income (loss)                                              $ (119,104)      $   69,822        $   57,746
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
      Depreciation and amortization                                  64,340           60,147            34,960
      Write-down of net assets held for sale                        229,208                -                 -
      Write-off of Desert Inn purchase termination costs             11,202                -                 -
      Reclass of property, plant and equipment to
        land held for sale                                           23,912                -                 -
      (Gain) loss on disposition of other assets                        688              (60)              316
      Equity in earnings of associated companies,
        net of dividends received                                    (1,377)              23              (670)
      Utilization of tax benefits acquired in merger                      -                -             1,887
      Provision for doubtful receivables                              6,492            6,466             2,189
      Provision for discount on CRDA obligations, net                   799              587               572
      Net change in deferred tax liability                              205              (30)           (3,747)
      Net change in working capital accounts:
          Receivables                                                (9,179)         (20,440)          (19,744)
          Due from affiliates                                        (4,658)          (7,150)              839
          Inventories and prepaid expenses                           (2,052)          (8,129)           (1,896)
          Accounts payable and accrued liabilities                   26,490            4,198            22,603
      Net change in deferred charges and other assets                (1,668)           4,548            (4,953)
                                                                ------------      -----------      ------------
          Net cash provided by operating activities                 225,298          109,982            90,102
                                                                ------------      -----------      ------------

Cash flows from investing activities:
    Payments for capital expenditures, net of insurance
      proceeds received                                            (155,892)        (205,046)         (443,996)
    Net proceeds from the sale of non-operating land
      and other assets                                                  501            5,186           110,313
    Proceeds from redemption of subordinated notes                        -           94,126                 -
    Deposit refunded (paid) for proposed Desert Inn acquisition       7,750          (16,117)                -
    Payments for investment in and advances to joint venture        (18,663)            (600)                -
    Sale of subordinated notes                                            -            2,798             2,798
    Reclassification of cash to net assets held for sale            (21,453)               -                 -
    CRDA deposits                                                    (2,334)          (2,746)           (2,955)
    Other                                                              (361)               -              (745)
                                                                ------------      -----------      ------------
          Net cash used in investing activities                    (190,452)        (122,399)         (334,585)
                                                                ------------      -----------      ------------

Cash flows from financing activities:
    Proceeds from exercise of share options                           2,866            2,696             4,735
    Borrowings                                                      202,000          129,000           264,000
    Repurchase of Ordinary Shares                                  (141,792)         (20,977)                -
    Debt issuance and modification costs                               (919)          (2,361)             (694)
    Repayment of borrowings                                        (113,063)        (118,854)         (113,596)
                                                                ------------      -----------      ------------
          Net cash provided by (used in) financing activities       (50,908)         (10,496)          154,445
                                                                ------------      -----------      ------------

    Decrease in cash and cash equivalents                           (16,062)         (22,913)          (90,038)
Cash and cash equivalents at beginning of period                     40,210           63,123           153,161
                                                                ------------      -----------      ------------
Cash and cash equivalents at end of period                       $   24,148       $   40,210        $   63,123
                                                                ============      ===========      ============
The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Basis of Presentation

Sun  International  Hotels Limited ("SIHL") is an international  resort and gaming company that develops,  operates and  manages  premier  resort and casino  properties.  The term  "Company"  as used  herein  includes  SIHL and its subsidiaries.  The Company  currently  operates or manages  resort hotels and/or  casinos in The Bahamas,  Atlantic
City,  Indian Ocean and Dubai.  In  addition,  the Company  earns  income  based on the gross  revenues of a casino operated by an  unaffiliated  entity in  Connecticut.  The  Company's  largest  property is Atlantis,  a 2,317-room resort and casino located on Paradise Island, The Bahamas.

The Bahamas

SIHL was incorporated  under the laws of the  Commonwealth of The Bahamas on August 13, 1993. The Company,  through certain  Bahamian  subsidiaries,  owns and operates  the Atlantis  Resort and Casino  Complex,  which  includes the
Coral and Beach  Towers,  as well as the Royal  Towers which opened in December  1998,  the Ocean Club Resort,  the
Ocean Club Golf Course,  a water plant, and other  improvements on Paradise  Island,  as well as land available for sale or development.

In December 1998, the Company  completed a major expansion at the Atlantis Resort and Casino (the "Paradise  Island
Expansion").  The Paradise Island Expansion  included a deluxe 1,200-room hotel, a new 100,000  square-foot  casino entertainment  complex, a new marina, as well as a dramatic expansion to the ocean-themed  adventure environment of
Atlantis.  During 1999,  the Company  completed  construction  of a new convention  facility.  In 2000, the Company completed  construction  of an addition  to the Ocean Club  Resort  comprising  40  luxurious  rooms and ten deluxe suites,  as well as a new beachfront  restaurant  operated by well-known  restaurateur  Jean-Georges  Vongerichten.
Also  during  2000,  the  Company  completed  an  extensive  renovation  of the Ocean Club Golf  Course,  including construction  of a new club house,  and completed the  development  of the  infrastructure  for Ocean Club Estates, which  includes  121  luxury  homesites  around  the  golf  course,  as well as a ten acre  site for a  condominium project.  As of December 31, 2000,  102 of the  homesites  had been sold.  During the second  quarter of 2001,  the
Company plans to begin  construction of the  condominium  project which will include four buildings with a total of
90 units,  with the first phase  comprising 33 units.  It is anticipated  that the first units will be completed by the second quarter of 2002.

In 1999,  through one of it's  Bahamian  subsidiaries,  the  Company  formed a joint  venture  with  Vistana,  Inc.
("Vistana"),  a  subsidiary  of Starwood  Hotels and Resorts  Worldwide  Inc.  ("Starwood")  to develop a timeshare project on Paradise  Island adjacent to Atlantis  ("Harborside  at Atlantis").  The Company and Vistana each have a
50% interest in the joint  venture.  Construction  of the first phase,  consisting  of 82 units,  began in 2000 and was completed by February 2001.  Sales of the timeshare  units began in May 2000.  The Company's  share of earnings from  Harborside  at  Atlantis  is  included  in  equity  earnings  of  associated  companies  in the  accompanying consolidated  statements  of  operations.  In  addition,  the  Company  earns fees for  marketing  and  development services provided to Harborside at Atlantis.

Atlantic City

Through its wholly owned subsidiary Sun International North America,  Inc. ("SINA"),  the Company owns and operates the Resorts  Atlantic City hotel and casino in Atlantic City, New Jersey  ("Resorts  Atlantic  City").  SINA, which has been doing  business  since 1958,  was  acquired by SIHL in a merger  transaction  in  December  1996.  Resorts
Atlantic City  includes two hotel towers which are comprised of 644 guest rooms,  a 75,000 square foot casino and a
3,000 square foot pari-mutuel betting and slot machine area.

During the fourth quarter of 2000, the Company  entered into a definitive  agreement to sell Resorts  Atlantic City to an affiliate of Colony  Capital LLC  ("Colony")  for a purchase  price of $140 million,  such purchase  price to accrue  interest at an annual rate of 6% until closing (the  "Resorts  Atlantic  City Sale").  In addition,  Colony has a two year  option to acquire  certain  undeveloped  real  estate  owned by the  Company,  adjacent  to Resorts
Atlantic  City,  for a purchase  price of $40 million (the "Atlantic City Option") which option can be extended for an  additional  two years  under  certain  circumstances.  The sale is  subject to  certain  customary  conditions, including  approval by the New Jersey Casino  Control  Commission and is also subject to Colony  receiving  certain financing in order to  consummate  the  transaction.  To  facilitate  Colony's  financing,  SINA has agreed to lend
Colony's  affiliate  $17.5 million toward the purchase price of Resorts  Atlantic City in exchange for an unsecured note (the  "Note") at an  interest  rate of 12.5% per annum.  Interest is payable  semi-annually,  one-half in cash and one-half in  payment-in-kind  notes ("PIK Notes"),  the principal  balance and all outstanding  interest of the
Note and the PIK Notes to be paid in seven years from the date of the  original  Note.  The balance of the proceeds will be paid in cash.  The parties  expect to close the  transaction  around the end of the first  quarter of 2001.
As a result of  entering  into the  agreement  to sell  Resorts  Atlantic  City at a  purchase  price less than its carrying  value,  the Company  recorded a loss of $229.2  million in the fourth  quarter of 2000. The adjusted book value of the  assets  to be  disposed  of in the  Resorts  Atlantic  City  Sale is  reflected  in the  accompanying consolidated  balance  sheets as net assets held for sale. If this  transaction  had been  consummated  on December
31, 1999, on a pro forma basis,  the results of  operations  of SIHL for the year ended  December 31, 2000 would be as follows  (unaudited):  Revenues - $627.9  million;  net income - $108.6  million.  The pro forma  information is not  necessarily  indicative of future results or what the Company's  results of operation would actually have been had the Resorts  Atlantic City Sale  occurred at the beginning of the year.  Components of net assets held for sale are as follows (in thousands of US dollars):

         Current assets                              $    34,534
         Non-current assets                              173,233
         Current liabilities                             (26,989)
         Non-current liabilities                         (42,428)
                                                    -------------
                                                     $   138,350
                                                    =============

Connecticut

The Company has a 50% interest in, and is a managing  partner of, Trading Cove  Associates  ("TCA"),  a Connecticut
general  partnership  that  developed,  and until  December 31, 1999, had a management  agreement (the  "Management
Agreement") with the Mohegan Tribal Gaming Authority  ("MTGA"),  an instrumentality of the Mohegan Tribe of Indians of  Connecticut  (the  "Tribe"),  to operate a casino  resort and  entertainment  complex  situated  in the town of
Uncasville,  Connecticut  (the  "Mohegan  Sun  Casino").  The Mohegan Sun Casino  opened on October 12,  1996.  The
Management  Agreement,  which covered  management,  marketing and  administration  services,  provided that TCA was entitled to receive between 30% and 40% of the net profits, as defined, of the Mohegan Sun Casino.

On  February  9, 1998,  the Tribe  appointed  TCA to develop its  expansion  of the  Mohegan  Sun Casino,  which is currently  expected  to cost  approximately  $960.0  million,  for a fee of $14  million.  In  addition,  effective
January 1, 2000,  TCA turned over  management  of the Mohegan Sun Resort  Complex  (which  comprises  the  existing operations  and the proposed  expansion) to the Tribe.  Pursuant to the  Relinquishment  Agreement,  the Management
Agreement was  terminated  and,  effective  January 1, 2000,  TCA began to receive  payments of five percent of the gross revenues of the Mohegan Sun Resort Complex, which payments will continue for a 15-year period.

In connection  with the development of the Mohegan Sun Casino in 1996, the Company held  subordinated  notes issued by MTGA, for which interest  payments were satisfied by the issuance of additional  notes. The aggregate  principal balance on these notes,  including accrued  interest,  was $94.1 million at December 31, 1999 when they were repaid in full.  Interest  earned in 1999 and 1998 on the  subordinated  notes  amounted to $9.9 million and $9.4 million, respectively.

Proposed Acquisition of SIHL Ordinary Shares and Self-Tender Offer

On January 19, 2000,  the Company  announced  that it had received a proposal  from Sun  International  Investments
Limited  ("SIIL"),  the major  shareholder  of SIHL,  to acquire  in a merger  transaction  all of the  outstanding ordinary shares (the "Ordinary  Shares") of the Company not already owned by SIIL or its  shareholders  for $24 per share in cash.  To consider the proposal,  the Company  formed a committee of  independent  members of the Board of
Directors (the "Special  Committee") which retained its own financial and legal advisers.  The proposed transaction was subject to various  conditions,  including  approval by the Special  Committee.  On June 16, 2000,  the Company
announced that SIIL was not able to negotiate a mutually  satisfactory  transaction with the Special  Committee and that SIIL had advised the Company that its proposal had been withdrawn.

In order to allow  shareholders  of the Company to elect to sell at least a portion of their Ordinary Shares at the price formerly  proposed by SIIL, in June 2000, the Board of Directors of the Company approved a self-tender  offer for up to 5,000,000  Ordinary  Shares at a $24 per share cash price.  The  self-tender  offer commenced on June 25,
2000 and was subject to the terms and  conditions  set forth in an Offer to Purchase,  including the condition that the Ordinary  Shares  continue to be listed for trading on the New York Stock  Exchange and that the Company remain subject to the periodic  reporting  requirements  of the  Securities  Exchange Act of 1934. On August 2, 2000,  the
Company announced the completion of the self-tender offer in which 13,554,651,  of the then outstanding  32,682,350
Ordinary Shares,  were tendered.  Because the self-tender offer was  oversubscribed,  a pro-ration factor of 36.89%
was applied,  and pursuant to the  self-tender  offer,  5,000,000  Ordinary Shares were purchased by the Company at
$24 per share. None of the outstanding  Ordinary Shares held by SIIL and its shareholders  were tendered.  In 2000, transaction costs reflected in the accompanying  consolidated  statements of operations  related to SIIL's proposed acquisition of Ordinary Shares as well as the completion of the self-tender offer.

Termination of Desert Inn Acquisition Agreement

On March 2, 2000, SIHL and Starwood  announced that they had agreed to terminate their agreement (the  "Termination
Agreement")  under  which the  Company  was to acquire  the  Desert Inn Hotel and Casino in Las Vegas (the  "Desert
Inn")  for $275  million.  In  connection  with the  proposed  acquisition  of the  Desert  Inn,  the  Company  had previously  placed a $15 million  deposit with Starwood (the  "Deposit").  As of December 31, 1999, the Deposit was
included in deferred  charges and other assets in the  accompanying  consolidated  balance sheets.  Pursuant to the
Termination  Agreement,  the amount,  if any,  that the Company would be required to pay from the Deposit was based on the ultimate sales price of the Desert Inn to another party.

In June 2000,  Starwood closed on the sale of the Desert Inn for approximately  $270 million to an unrelated party, subject to certain  post-closing  adjustments.  As a result,  the  Company was  required  to pay to  Starwood  $7.2 million from the  Deposit.  The  remaining  $7.8 million of the Deposit was refunded to the Company in August 2000.
Purchase  termination  costs in the  accompanying  consolidated  statement of operations  included the $7.2 million paid to Starwood and $4.0 million of further costs related to the Desert Inn transaction.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The  accompanying  consolidated  financial  statements  include  the  accounts  of SIHL and its  subsidiaries.  All significant  intercompany  transactions  and  balances  have  been  eliminated  in  consolidation.  Investments  in associated  companies,  which are less than 50% and more than 20% owned,  are accounted for under the equity method of accounting.

Use of Estimates

The preparation of financial  statements in conformity with accounting  principles generally accepted in the United
States  requires  management  to make  estimates  and  assumptions  that affect the reported  amounts of assets and liabilities  and disclosure of contingent  assets and  liabilities at the date of the financial  statements and the reported amounts of revenues and costs and expenses during the reporting  period.  Actual results could differ from those estimates.

The Company  provides  allowances for doubtful  accounts arising from casino,  hotel and other services,  which are based upon a specific  review of certain  outstanding  receivables.  In determining  the amounts of the allowances, the  Company is  required  to make  certain  estimates  and  assumptions  and actual  results may differ from these estimates and assumptions.

Revenue Recognition

The Company  recognizes the net win from casino gaming  activities (the difference  between gaming wins and losses)
as casino  revenues.  Revenues from hotel and related  services are  recognized at the time the related  service is performed.  Real estate related  revenues and profits on residential  lot sales is recognized  upon delivery of the completed  lots to the  purchasers  at  closing.  Deposits  collected  in advance of closing are  deferred  and are
included  in  current  liabilities.   Management  fees  and  other  operating  revenues  include  fees  charged  to unconsolidated  affiliates for casino hotel management,  executive management and project consulting.  Revenues are recorded at the time the service is provided.

Promotional Allowances

The retail value of  accommodations,  food,  beverage and other  services  provided to customers  without charge is included in gross revenues and deducted as promotional  allowances.  The estimated  departmental costs of providing such promotional allowances are included in gaming costs and expenses as follows:

                                                           For the Year Ended December 31,
                                                   ------------------------------------------------
         (In thousands of US dollars)                  2000              1999              1998
                                                   ------------      ------------      ------------

         Rooms                                     $    11,441       $     7,894       $     6,671
         Food and beverage                              23,587            21,692            17,921
         Other                                           3,727             7,762             5,819
                                                   ------------      ------------      ------------
                                                   $    38,755       $    37,348       $    30,411
                                                   ============      ============      ============

Pre-Opening Expenses

In 1998, the Company  capitalized  pre-opening costs,  substantially all of which were associated with the Paradise
Island  Expansion,  as they were incurred.  All such costs were charged to operations in the fourth quarter of 1998 in conjunction with the opening.  Effective 1999, the Company adopted  Statement of Position 98-5 which states that all such costs will be charged to expense as  incurred.  In 1999,  pre-opening  expenses  related to the opening of the newly renovated  casino at Resorts  Atlantic City. In 2000,  pre-opening  expenses  related to the expansion of the Ocean Club and the new golf course on Paradise Island.

Foreign Currency

Transactions  denominated  in foreign  currencies  are recorded in local  currency at actual  exchange rates at the date of the  transaction.  Monetary assets and liabilities  denominated in foreign  currencies at the balance sheet dates are  reported at the rates of exchange  prevailing  at those dates.  Any gains or losses  arising on monetary assets  and  liabilities  from a change in  exchange  rates  subsequent  to the date of the  transaction  have been included in corporate  expenses in the  accompanying  consolidated  financial  statements.  These  amounts were not significant for the years ended December 31, 2000, 1999 and 1998.

The financial  statements of the Company's  equity method  investees and certain  subsidiaries  are translated from their local  currencies  into US dollars using  current and  historical  exchange  rates.  Translation  adjustments resulting from this process are reported separately and accumulated as a component of other  comprehensive  income.
Upon sale or liquidation of the Company's  investments,  the  translation  adjustment  would be reported as part of the gain or loss on sale or liquidation.

Derivative Financial Instruments

The Company utilizes interest rate protection  agreements with two  counterparties to manage the impact of interest rate  changes on the  Company's  variable  rate debt  obligation.  The Company  does not use  derivative  financial instruments  for trading  purposes.  Under interest rate swaps,  the Company agrees with other parties to exchange, at specified  intervals,  the  difference  between  fixed-rate and  floating-rate  interest  amounts  calculated by reference to an agreed notional  principal amount.  Income or expense on derivative  financial  instruments used to manage  interest rate  exposure is recorded on an accrual  basis,  as an adjustment to the yield of the  underlying indebtedness  over the  periods  covered by the  contracts.  If an  interest  rate swap is  terminated  early,  any resulting  gain or loss would be deferred and amortized as an  adjustment  of the interest  cost of the  underlying indebtedness  over  the  remaining  periods  originally  covered  by the  terminated  swap.  If all or  part  of an underlying  position is  terminated,  the related  pro-rata  portion of any  unrecognized  gain or loss on the swap would be recognized in income at that time as part of the gain or loss on the  termination.  Amounts  receivable or payable under the agreements are included in receivables or accrued  liabilities in the  accompanying  consolidated balance sheets and were not material at December 31, 2000 and 1999.

In June 1998, the Financial  Accounting  Standards Board issued Statement of Financial  Accounting Standard No. 133
"Accounting for Derivative  Instruments and Hedging  Activities"  ("SFAS 133"). SFAS 133, as amended,  is effective for fiscal years  beginning  after June 15, 2000.  SFAS 133 requires that every  derivative  instrument be recorded in the  balance  sheet as either an asset or  liability  measured at its fair  value.  Changes in the  derivative's fair values will be  recognized  in income  unless  specific  hedge  accounting  criteria are met. The Company will adopt  SFAS 133,  as  amended,  beginning  January 1, 2001,  and does not  anticipate  that it will have a material impact on its consolidated financial statements.

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

        Land improvements and utilities                                        14 - 40 years
        Hotels and other buildings                                             15 - 40 years
        Furniture, machinery and equipment                                      2 - 15 years

Interest costs incurred during the construction period are capitalized.

Deferred Charges and Other Assets

Deferred  charges related to the Mohegan Sun Casino are amortized over the term of the Management  Agreement.  Debt issuance costs are amortized over the terms of the related indebtedness.

Goodwill

Goodwill is amortized on a straight line basis over 40 years.  Amortization  expense  included in the  accompanying consolidated  statements of operations related to goodwill was $2.6 million,  $2.6 million and $2.7 million for the years ended December 31, 2000,  1999 and 1998,  respectively.  In the  accompanying  consolidated  balance  sheets, goodwill  as of  December  31, 1999  relates to SIHL's  investment  in Resorts  Atlantic  City.  As a result of the
Resorts Atlantic City Sale, goodwill was written off in its entirety in the fourth quarter of 2000.

Goodwill related to the investment in associated  companies is included  therein in the  accompanying  consolidated balance  sheets.  Equity in earnings of associated  companies for each of the years ended  December 31, 2000,  1999 and 1998 is net of $264,000 of amortization expense related to such goodwill.

Stock Option Compensation

The Company has elected to apply  Accounting  Principles  Board  Opinion  No. 25  "Accounting  for Stock  Issued to
Employees" and as interpreted in FASB  Interpretation No. 44 "Accounting for Certain  Transactions  Involving Stock
Compensation"  in accounting for  compensation  under its stock option plans in lieu of the alternative  fair value accounting  provided for under  Statement of Financial  Accounting  Standards No. 123  "Accounting  for Stock-Based
Compensation" ("SFAS 123"). Certain pro forma disclosures required by SFAS 123 are included in Note 10.

Long Lived Assets

The Company  reviews its long lived assets and certain  related  intangibles  for  impairment  whenever  changes in circumstances  indicate  that  the  carrying  amount  of an asset  may not be  fully  recoverable.  If  changes  in circumstances  indicate  that the carrying  amount of an asset that the Company  expects to hold and use may not be recoverable,  future  cash  flows  expected  to  result  from  the use of the  asset  and its  disposition  must be estimated.  If the  undiscounted  value of the future cash flows is less than the carrying  amount of the asset, an impairment  would be  recognized.  The Company  does not believe  that any such  changes  have  occurred  except as previously described as a result of the Resorts Atlantic City Sale and the Atlantic City Option.

Income Taxes

The  Company is subject  to income  taxes in certain  jurisdictions.  Accordingly,  the  accompanying  consolidated statements of operations  include  provisions  and benefits for income taxes based on prevailing  tax laws of those jurisdictions.

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

As is  described  in Note 13, the  deferred  tax  liability  will no longer be  required as a result of the Resorts
Atlantic City Sale and the Atlantic City Option.

Other Comprehensive Income

Other  comprehensive  income  items  are  not  reported  net of tax as  they  relate  to  translation  reserves  on investments owned by foreign entities that are not subject to taxation.

Per Share Data

The Company  calculates  earnings (loss) per share in accordance with Statement of Financial  Accounting  Standards
No. 128 "Earnings per Share".  The following  reconciliation  of the shares used in the per share  computations  is presented:

                                                             For the Year Ended December 31,
                                                       ---------------------------------------------
         (In thousands)                                  2000              1999             1998
                                                       ---------         ---------        ----------
         Weighted average shares
           used in basic computations                    30,849            33,465            33,270
         Stock options, warrants and
           restricted shares awarded                          -               540               764
                                                       ---------         ---------        ----------
         Weighted average shares
           used in diluted computations                  30,849            34,005            34,034
                                                       =========         =========        ==========

The net income amount used as the numerator in calculating  basic and diluted  earnings per share is the net income in the accompanying  consolidated statements of operations.  The effect of options,  warrants and restricted shares was not  included  in the  computation  of  diluted  loss per share in 2000  because  the  effect  would  have been anti-dilutive.

Reclassifications

Certain balances in the accompanying  consolidated  financial  statements for 1999 and 1998 have been  reclassified to conform to the current year presentation.

Note 3 - Cash and Cash Equivalents

Cash  equivalents  at  December  31, 2000 and 1999  included  reverse  repurchase  agreements  (federal  government securities  purchased under agreements to resell those  securities)  under which the Company had not taken delivery of the  underlying  securities  and  investments  in a money  market fund that invests  exclusively  in US Treasury obligations.  At December  31,  2000,  the Company held reverse  repurchase  agreements  of $300,000,  all of which matured in the first week of January 2001.

Note 4 - Trade Receivables

Components of trade receivables were as follows:
                                                                                December 31,
                                                                        ------------------------------
         (In thousands of US Dollars)                                       2000              1999
                                                                        ------------      ------------

         Gaming                                                          $   25,283        $   29,673
         Less: allowance for doubtful accounts                              (11,176)           (9,943)
                                                                        ------------      ------------
                                                                             14,107            19,730
                                                                        ------------      ------------
         Non-gaming:
           Hotel and related                                                 19,747            19,792
           Other                                                              8,026             8,595
                                                                        ------------      ------------
                                                                             27,773            28,387
         Less: allowance for doubtful accounts                               (1,268)           (3,692)
                                                                        ------------      ------------
                                                                             26,505            24,695
                                                                        ------------      ------------
                                                                         $   40,612        $   44,425
                                                                        ============      ============

Note 5 - Property and Equipment

Components of property and equipment were as follows:

                                                                               December 31,
                                                                    ------------------------------------
          (In thousands of US dollars)                                   2000                 1999
                                                                    ---------------      ---------------

         Land and land rights                                       $      210,247       $      351,495
         Land improvements and utilities                                   197,201              185,268
         Hotels and other buildings                                        575,019              704,765
         Furniture, machinery and equipment                                162,913              185,824
         Construction in progress                                          135,409               73,645
                                                                    ---------------      ---------------
                                                                         1,280,789            1,500,997
         Less: accumulated depreciation                                   (125,280)            (122,859)
                                                                    ---------------      ---------------
                                                                    $    1,155,509       $    1,378,138
                                                                    ===============      ===============

Interest costs of $11,072,000, $4,865,000 and  $35,304,000 were capitalized in 2000, 1999 and 1998, respectively.

Note 6 - Deferred Charges and Other Assets

                                                                            December 31,
                                                                    -----------------------------
          (In thousands of US dollars)                                 2000              1999
                                                                    -----------      ------------

         Debt issuance costs                                        $   10,277        $   13,400
         CRDA bonds and deposits                                             -            16,983
         Desert Inn acquisition costs                                        -            16,117
         Mohegan Sun Casino                                              1,669             2,049
         Other                                                           1,174             1,335
                                                                    -----------      ------------
                                                                    $   13,120        $   49,884
                                                                    ===========      ============

Note 7 - Accounts Payable and Accrued Liabilities

Components of accounts payable and accrued liabilities were as follows:

                                                                             December 31,
                                                                    -------------------------------
         (In thousands of US dollars)                                   2000               1999
                                                                    -------------      ------------

         Customer deposits and unearned revenues                    $     37,007       $    28,555
         Trade payables                                                   34,540            36,798
         Accrued payroll and related taxes and benefits                   13,688            15,541
         Accrued interest                                                  5,228             7,853
         Other accrued liabilities                                        46,409            44,587
                                                                    -------------      ------------
                                                                    $    136,872       $   133,334
                                                                    =============      ============

Note 8 - Long Term Debt

Long-term debt consisted of the following:
                                                                            December 31,
                                                                   --------------------------------
         (In thousands of US dollars)                                   2000              1999
                                                                   --------------    --------------

         9% Senior Notes due 2007                                   $    200,000      $    200,000
         Unamortized discount                                               (663)             (738)
                                                                   --------------    --------------
                                                                         199,337           199,262

         8.625% Senior Notes due 2007                                    100,000           100,000

         Revolving Credit Facility                                       369,000           278,000

         Other                                                               801             1,871
                                                                   --------------    --------------
                                                                         669,138           579,133
         Less: amounts due within one year                                  (230)           (1,100)
                                                                   --------------    --------------
                                                                    $    668,908      $    578,033
                                                                   ==============    ==============

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

Revolving Credit Facility

The Company has a facility (the "Revolving  Credit  Facility") with a syndicate of banks (the "Lenders"),  with the
Bank of Nova  Scotia  acting as  administrative  agent,  in which the  maximum  amount  of  borrowings  that may be outstanding  is $500 million,  such amount to be reduced by $125 million on August 12, 2001.  In January 2001,  the
Company  amended the Revolving  Credit  Facility to allow for the Resorts  Atlantic City Sale and the Atlantic City
Option.  The amendment states,  among other things,  that, in lieu of the $125 million  reduction  discussed above,
(i) if the  Resorts  Atlantic  City  Sale  is  consummated  on or  before  August  12,  2001,  on the  date of such consummation,  the maximum amount of borrowings  that may be outstanding on the Revolving  Credit  Facility will be reduced  by the net cash  proceeds  received  by the  Company,  subject  to a minimum  cash  consideration  of $125 million,  and (ii) if the  Atlantic  City  Option is  consummated  on or before  August  12,  2001,  the  amount of borrowings  available on the Revolving Credit Facility will be further reduced by the net proceeds  received by the
Company.

Loans under the  Revolving  Credit  Facility  bear interest at (i) the higher of (a) The Bank of Nova Scotia's base rate or (b) the  Federal  Funds  rate,  in either  case  plus an  additional  0.750%  to 1.625%  based on a debt to
earnings   ratio  during  the  period,   as  defined  (the  "Debt  Ratio")  or  (ii)  The  Bank  of  Nova  Scotia's
reserve-adjusted  LIBOR rate plus 1.50% to 2.25% based on the Debt  Ratio.  After each  drawdown  on the  Revolving
Credit  Facility,  interest is due every three  months for the first six months and is due monthly  thereafter.  At
December 31, 2000, the weighted  average interest rate on amounts  outstanding  under the Revolving Credit Facility was 8.20%.  Loans under the  Revolving  Credit  Facility may be prepaid and  reborrowed  at any time and are due in full on August 12, 2002.  Commitment  fees are  calculated at per annum rates ranging from 0.375% to 0.500%,  based on the Debt Ratio, applied to the undrawn amount of the Revolving Credit Facility and are due quarterly.

The Revolving  Credit Facility  contains  restrictive  covenants that include:  (a)  restrictions on the payment of dividends,  (b) minimum levels of earnings before interest  expense,  income taxes,  depreciation  and amortization
("EBITDA") and (c) a minimum relationship between EBITDA and interest expense and debt.

Overdraft Loan Facility

Pursuant to a letter of commitment  dated September 30, 1994, as amended,  between the Company and The Bank of Nova
Scotia,  the Company has a revolving  overdraft loan facility (the "Overdraft  Facility") in the amount of Bahamian
$5.0 million  which was equal to US $5.0 million as of December 31, 2000 and 1999.  The  Overdraft  Facility  bears interest at The Bank of Nova  Scotia's  base rate for  Bahamian  dollar loans plus 1.5% with  repayment  subject to annual review.  The Overdraft  Facility is secured by substantially all of the Company's  Bahamian assets and ranks pari passu with the Revolving  Credit Facility.  At December 31, 2000 and 1999, no amounts were  outstanding  under the Overdraft Facility.

Principal Payments

Minimum  principal  payments of long-term debt  outstanding as of December 31, 2000 for each of the next five years and thereafter are as follows:  2001-$230,000;  2002-$369,237,000;  2003-$141,000;  2004-$116,000;  2005 - $77,000;
thereafter-$300,000,000.

Note 9 - Shareholders' Equity

The Company's authorized, issued and outstanding shares were as follows:

                                                                            December 31,
                                                                    ------------------------------
         (In thousands, except per share data)                         2000              1999
                                                                    ------------      ------------

         Ordinary Shares
             Par value per share                                         $0.001            $0.001
             Authorized                                                 250,000           250,000
             Issued and outstanding (1)                                  33,874            33,682
         Preference Shares
             Par value per share                                         $0.001            $0.001
             Authorized                                                 100,000           100,000
             Issued and outstanding                                           -                 -

         (1)      Includes 7,087,000 and 1,000,000 Ordinary Shares held by the Company at December 31, 2000 and
                  1999, respectively.

Note 10 - Stock-Based Compensation

Stock Options

In May 1995, the  shareholders of the Company  approved a stock option plan (the "1995 Plan") that provided for the issuance of options to acquire up to 2,000,000  Ordinary Shares and in May 1997 the  shareholders  approved a stock option plan (the "1997  Plan")  that  provided  for the  issuance  of options to acquire up to  1,000,000  Ordinary
Shares which was further  increased to 2,500,000  Ordinary Shares in May 1998. In August 2000, the  shareholders of the Company  approved a stock option plan (the "2000 Plan" and  together  with the "1995 Plan" and the "1997 Plan", collectively  the "Plans")  that provides for the issuance of options to acquire up to 3,000,000  Ordinary  Shares.
Pursuant to the Plans,  the option  prices are equal to the market  value per share of the  Ordinary  Shares on the date of the grant.  The 1995 Plan provided for the options to become  exercisable,  unless  otherwise  specified by the Board of Directors and subject to certain  acceleration  and termination  provisions,  after two years from the date of grant in respect of 20% of such options,  and thereafter in  installments  of 20% per year over a four-year period.  The 1997 Plan  provides  for the same  vesting  schedule  except that the vesting  period  begins one year after the grant  date.  The 2000 Plan  provides  for the  vesting  period to begin one year after the grant date in respect  of one  third of such  options,  and  thereafter  in  installments  of one  third per year over a two year period.  Options granted under the Plans have a term of 10 years from the date of grant.

The Plans provide for options with respect to Ordinary  Shares to be granted to  directors,  officers and employees of SIHL and its subsidiaries.

A summary of the Company's stock option activity for 2000, 1999 and 1998 is as follows:

                                                                       December 31,
                                        ---------------------------------------------------------------------------
                                                 2000                      1999                      1998
                                        -----------------------   -----------------------   -----------------------
                                                     Weighted                  Weighted                  Weighted
                                                      Average                   Average                   Average
                                                     Exercise                  Exercise                  Exercise
                                                       Price                     Price                     Price
     (In thousands, except per share     Shares      Per Share     Shares      Per Share     Shares      Per Share
     data)
                                        ----------   ----------   ----------   ----------   ----------   ----------

     Outstanding at beginning of year       3,918       $29.60        3,017       $31.38        2,795       $26.32
     Granted                                2,660        18.05        1,140        25.10          701        41.50
     Exercised                               (192)       15.82         (112)       23.56         (393)       14.45
     Terminated and other                    (369)       35.55         (127)       37.69          (86)       36.45
                                        ----------                ----------                ----------
     Outstanding at end of year             6,017        24.59        3,918        29.60        3,017        31.38
                                        ==========                ==========                ==========
     Exercisable at end of year             3,459                     1,014                       360
                                        ==========                ==========                ==========
     Available for grant                      340                         -                       125
                                        ==========                ==========                ==========

Certain of the options granted during 1999 were granted outside of the Plans.

For  purposes of  supplemental  disclosures  required by SFAS 123, the fair value of options  granted  during 2000,
1999 and 1998 was estimated as of the  respective  dates of grant using a  Black-Scholes  option pricing model with the following weighted average assumptions for the periods presented:

                                                                  For the Year Ended December 31,
                                                           -----------------------------------------------
                                                                2000            1999              1998
                                                             ------------     ----------        ----------

     Risk-free interest rates                                       6.0%           5.5%              4.9%
     Volatility factors of the expected market
       price of Ordinary Shares                                    43.0%          39.0%             38.0%
     Expected life of options in years                               6-7            6-7               6-7
     Expected dividend yields                                          -              -                 -
     Weighted average grant date fair value                 $       5.04     $     7.67        $    12.71

     Proforma results based on these
       assumptions were as follows:
         Net income (loss) (000's)                          $   (126,411)    $   62,001        $   50,943
         Diluted earnings (loss) per share                  $      (4.10)    $     1.82        $     1.50

Executive Bonus Plan

In 1998,  the  Company  created  a bonus  plan for  certain  of its  executives  that was  payable  based  upon the attainment  of  specified  earnings  per share.  A portion of the bonus was  payable in  Ordinary  Shares that vest over a three-year  period. The compensation  expense relating to the bonus plan amounted to $832,000,  $458,000 and
$3.1 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Note 11 - Related Party Transactions

In the normal course of business,  the Company undertakes  transactions with a number of unconsolidated  affiliated companies.  Certain of the Company's  subsidiaries provide construction funding,  project consulting and management services to such affiliates.  Due from affiliates consisted of the following:

                                                                                December 31,
                                                                       -------------------------------
         (In thousands of US dollars)                                      2000               1999
                                                                       ------------      -------------

         Harborside at Atlantis                                         $   20,307        $         -
         Trading Cove Associates                                            12,588              8,301
         Sun Indian Ocean                                                    5,751              5,251
         Other                                                                 563                660
                                                                       ------------      -------------
                                                                            39,209             14,212
         Less: amounts due within one year                                 (34,140)           (14,212)
                                                                       ------------      -------------
                                                                        $    5,069        $         -
                                                                       ============      =============

The amounts due from Harborside at Atlantis  represent  advances made by the Company,  including  accrued  interest thereon,  to fund its 50% of the cost to construct  the  timeshare  units on Paradise  Island in The  Bahamas.  The
Company  earns  interest on these  advances at a rate equal to one-month  LIBOR plus .250%.  Such rate was 7.05% at
December 31, 2000. Of the amount  advanced to Harborside at Atlantis,  it is anticipated  that all but $5.1 million will be repaid within one year.

Note 12 - Retirement Plans

Certain of the Company's  subsidiaries  participate in a defined  contribution  plan covering  substantially all of their  full-time  employees.  The  Company  makes  contributions  to this plan based on a  percentage  of  eligible employee  contributions.  Total  expense for this plan was  $887,000,  $876,000  and  $895,000  for the years ended
December 31, 2000, 1999 and 1998, respectively.

In addition to the plan described  above,  union and certain other  employees of the Company's  subsidiaries in The
Bahamas and Atlantic City are covered by  multi-employer  defined  benefit  pension plans to which  employers  make contributions.  In connection  with these plans,  the Company paid $7.4 million,  $6.4 million and $4.8 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Note 13 - Income Taxes

A significant  portion of the Company's  operations are located in The Bahamas where there are no income taxes.  In
2000, 1999 and 1998, the income tax provision relating to its US operations was as follows:

                                                       For the Year Ended December 31,
                                                -----------------------------------------------
         (In thousands of US dollars)               2000             1999              1998
                                                -----------      ------------      ------------

         Current:
             Federal                             $   4,930        $    9,197        $   11,477
             State                                   1,178               157               279
                                                -----------      ------------      ------------
                                                     6,108             9,354            11,756
         Deferred:
             Federal                                   205               (30)           (3,747)
                                                -----------      ------------      ------------
                                                 $   6,313        $    9,324        $    8,009
                                                ===========      ============      ============

The  effective  tax rate on income  varies  from the  statutory  US federal  tax rate as a result of the  following factors.

                                                                  For the Year Ended December 31,
                                                            ---------------------------------------------
                                                             2000               1999              1998
                                                            --------          ---------         ---------

         Statutory US federal income tax rate                 (35.0%)             35.0%             35.0%
         Non US-source income                                 (40.7)             (40.3)            (27.1)
         NOLs and temporary differences
           for which a valuation allowance
           has been provided                                   76.7                8.7                 -
         Reduction of valuation allowance relating                -                  -              (5.7)
           to prior years' operating loss utilized
         Branch profit taxes and other taxes
           on US services                                       1.7                6.3               4.4
         Other                                                  2.9                2.1               5.6
                                                            --------          ---------         ---------
         Effective tax rate                                     5.6%              11.8%             12.2%
                                                            ========          =========         =========

The components of the deferred tax assets and liabilities were as follows:

                                                                                     December 31,
                                                                           ---------------------------------
         (In thousands of US dollars)                                           2000               1999
                                                                           --------------      -------------

         Deferred tax liabilities:
             Basis differences on land held for
               investment, development or resale                            $     (2,300)      $     (6,100)
             Basis differences on property and equipment                               -            (44,400)
             Other                                                                     -             (2,402)
                                                                           --------------      -------------
                 Total deferred tax liabilities                                   (2,300)           (52,902)
                                                                           --------------      -------------
         Deferred tax assets:
             Net operating loss carryforwards                                    202,000            196,700
             Assets held for sale                                                 26,700                  -
             Basis differences on property and equipment                           2,100                  -
             Book reserves not yet deductible for tax
               return purposes                                                       800             14,000
             Tax credit carryforwards                                              2,700              2,700
             Other                                                                 4,000              5,700
                                                                           --------------      -------------
                 Total deferred tax assets                                       238,300            219,100
             Valuation allowance for deferred tax assets                        (236,000)          (208,421)
                                                                           --------------      -------------
             Deferred tax assets, net of valuation allowance                       2,300             10,679
                                                                           --------------      -------------
         Net deferred tax liabilities                                       $          -       $    (42,223)
                                                                           ==============      =============

A valuation  allowance has been recorded  against the portion of deferred tax assets that the Company believes will more likely than not remain  unrealized.  Such  deferred  tax assets  primarily  relate to the net  operating  loss carryforwards  related to SINA at December 16, 1996,  the effective  date of its merger  transaction  with SIHL. If such  deferred  tax  assets  were to be  realized  in the  future  the  corresponding  reduction  to the  valuation allowance would reduce income tax expense.

For federal  income tax purposes,  SINA had net operating loss  carryforwards  of  approximately  $577.0 million at
December 31, 2000 of which $166.0 million are  unrestricted as to use.  However,  due to the merger  transaction in
December 1996,  $411.0 million of these net operating loss  carryforwards  (the  "Pre-Change  NOLs") are limited in their  availability  to  offset  future  taxable  income  of  the  Company.  As  a  result  of  these  limitations, approximately  $11.3 million of Pre-Change NOLs will become  available for use each year through the year 2008; and
approximately  $8.4 million will be available in 2009. An additional  $13.0 million of these  Pre-Change NOLs would be  available  to offset  gains on sales of assets  owned at the date of the merger that are sold within five years of that date. The remaining Pre-Change NOLs are expected to expire unutilized.

The Company's restricted NOL carryforwards  expire as follows:  $49.0 million in 2005, $23.0 million in 2006, $18.0 million in 2007,  $1.0  million  in 2009 and $8.0  million  in 2011.  The  Company's  unrestricted  NOLs  expire as follows:  $6.0 million in 2005, $7.0 million in 2007,  $57.0 million in 2008,  $57.0 million in 2012, $33.0 million in 2019 and $6.0 million in 2020.

Note 14 - Supplemental Cash Flow Disclosures

Interest paid in 2000,  1999 and 1998, net of amounts  capitalized,  amounted to $42.5  million,  $48.7 million and
$3.4 million,  respectively.  Income taxes paid in 2000,  1999 and 1998 amounted to $5.0 million,  $6.7 million and
$7.0 million, respectively.

Non-cash investing and financing activities in 2000, 1999 and 1998 included the following:

                                                                                    December 31,
                                                                      -----------------------------------------
         (In thousands of US dollars)                                    2000           1999            1998
                                                                      ---------      ----------      ----------

         Property and equipment acquired under capital
           lease obligations                                           $ 1,574        $    938        $  5,098

         Refinancing of capital lease obligation                      $      -        $  1,144        $      -

Note 15 - Commitments and Contingencies

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

Heads of Agreement

The  Company  has an  agreement  with the  Bahamian  Government,  as amended in 1997,  that  provides  for  certain investment  incentives  to encourage  the Company to undertake an  expansion  program at Atlantis.  This  agreement provides  for certain  fixed  gaming  taxes as well as a 10% gaming tax to be paid on gaming win over $20  million.
The agreement  also provides for a 50% credit  against all variable  gaming tax paid for a period of 11 years.  The tax structure became effective January 1, 1998.

In order to secure the tax  incentives,  the Company was obligated to begin  construction  of at least 562 rooms on
Paradise  Island in place of the  Pirate's  Cove Beach  Resort (a  562-room  hotel on  Paradise  Island)  which the
Company  demolished  during the fourth quarter of 1998. The Company had plans for an additional  700-room Phase III hotel  project at  Atlantis  which  would  have  satisfied  this  condition.  However,  considering  its  available development  resources and alternative  uses of capital,  the Company has postponed this project.  As a result,  in
June 2000,  the Company was notified by the  Bahamian  Government  that these  additional  incentives  would not be currently  realized.  Effective  July 1, 2000,  the casino win tax  reverted  back to the  previous  structure,  as follows.  There is no change in win tax on gaming win up to $20  million,  however,  the Company  incurs  12.5% win tax on gaming win between $20 million and $120  million,  and 10% win tax on gaming win in excess of $120  million.
The $5 million  annual  reduction of fees still applies,  however,  in lieu of the 50% credit on win tax to be paid on gaming win over $20 million,  the Company  receives a 45% credit on win tax to be paid on gaming win between $20 million and $120 million.  Under its agreement with the Bahamian  Government,  the  additional tax incentives  will be prospectively reinstated in the event the Company begins construction of these additional rooms.

The agreement also provides for a five-year joint marketing  agreement,  pursuant to which the Bahamian  Government shall match the Company's  contribution,  up to $4.0 million  annually,  toward the direct costs related to staging certain  marketing  events,  public relations  activities and the production and placement of advertisements in all media.

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

Note 16 - Segment Information

Statement of Financial  Accounting  Standards  No.131  "Disclosures  about  Segments of an  Enterprise  and Related
Information"  requires the  disclosure  of  information  regarding  the  operations  of the Company  based upon how management  makes  operating  decisions and assesses  performance  of such segments.  The Company  operates in five geographical  segments in one industry,  the  development,  operation and  management of premier  resort and casino properties.  The Company  evaluates the  performance  of its segments  based  primarily on operating  profit before corporate expenses,  interest expense,  interest income,  income taxes and non-recurring items. The following is an analysis of net revenues,  contribution to consolidated  income (loss) before  provision for income taxes and total assets, depreciation and amortization of goodwill and capital additions by geographical location:

Net Revenues

                                                            For The Year Ended December 31,
                                                     ----------------------------------------------
          (In thousands of US dollars)                   2000             1999             1998
                                                     -----------        ----------       ----------

         Casino/hotel:
         Atlantic City, New Jersey
             Gaming                                   $ 235,827        $  221,015       $  234,736
             Rooms                                       16,412            15,160           16,148
             Food and beverage                           26,039            25,512           26,692
             Other                                        4,973             8,075           11,460
             Less: promotional allowances               (25,288)          (26,632)         (28,295)
                                                     -----------      ------------      -----------
                                                        257,963           243,130          260,741
                                                     -----------      ------------      -----------
         Paradise Island, The Bahamas:
             Gaming                                     132,108           130,529           84,606
             Rooms                                      177,596           149,671           78,794
             Food and beverage                          121,679           111,588           59,901
             Other (a)                                   66,280            58,732           34,157
             Insurance recovery                               -            14,209                -
             Less:  promotional allowances              (26,491)          (23,608)         (12,497)
                                                     -----------      ------------      -----------
                                                        471,172           441,121          244,961
                                                     -----------      ------------      -----------
         Total casino/hotel                             729,135           684,251          505,702

         Real estate related - Ocean Club Estates       108,650                 -                -

         Management and other fees:
             Connecticut                                 23,575            39,282           34,613
             Indian Ocean                                 7,539             6,477            6,032
             Dubai                                        1,221               538                -
             Harborside at Atlantis (b)                   3,428                 -                -
         Other segments                                  11,147             8,419            4,531
                                                     -----------      ------------      -----------
         Net revenues                                 $ 884,695        $  738,967       $  550,878
                                                     ===========      ============      ===========

Contribution to Consolidated Income (Loss) before Provision for Income Taxes

                                                                            For The Year Ended December 31,
                                                                     -----------------------------------------------
         (In thousands of US dollars)                                    2000              1999             1998
                                                                     ------------      ------------      -----------

         Casino/hotel:
             Atlantic City, New Jersey                                $    7,593       $     (253)       $   19,915
             Paradise Island, The Bahamas(a)                              85,666            93,609           42,132
                                                                     ------------      ------------      -----------
                                                                          93,259            93,356           62,047
                                                                     ------------      ------------      -----------

         Real estate related-Ocean Club Estates                           76,378                 -                -
         Management and other fees, net of amortization
             Connecticut                                                  23,096            38,802           33,376
             Indian Ocean                                                  7,539             6,477            6,032
             Dubai                                                         1,221               538                -
             Harborside at Atlantis                                        3,428
         General corporate                                               (23,330)          (16,899)         (19,505)
         Pre-opening expenses                                             (7,616)           (5,398)         (25,961)
         Purchase termination costs                                      (11,202)                -                -
         Transaction costs                                                (7,014)                -                -
         Write-down of net assets held for sale                         (229,208)                -                -
         Other segments                                                    1,694             2,348              621
         Corporate marketing, retail and public relations                 (3,089)           (4,792)          (4,404)
                                                                     ------------      ------------      -----------
             Income (loss) from operations                               (74,844)          114,432           52,206
                                                                     ------------      ------------      -----------
         Other income (expense):
             Interest income                                               4,194            12,725           15,651
             Interest expense, net of capitalization                     (45,678)          (50,699)          (4,516)
         Equity in earnings of associated companies:
             Indian Ocean                                                  3,445             2,628            2,730
             Harborside at Atlantis (b)                                      780                 -                -
         Other, net                                                         (688)               60             (316)
                                                                     ------------      ------------      -----------
             Income (loss) before provision for income taxes          $ (112,791)      $    79,146       $   65,755
                                                                     ============      ============      ===========

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions

         (In thousands of US dollars)           As of December 31, 2000          Year Ended December 31, 2000
                                             ------------------------------   -----------------------------------
                                                                               Depreciation and
                                                                 Total           Amortization          Capital
                                                                 Assets          Of Goodwill          Additions
                                                              -------------   -------------------   --------------
         Casino/hotel:
             Atlantic City, New Jersey                         $         -        $     16,236       $     11,316
             Paradise Island, The Bahamas (c)                    1,162,060              42,422            137,987
                                                              -------------      --------------      -------------
                                                                 1,162,060              58,658            149,303
                                                              -------------      --------------      -------------
         Real estate related:
             Atlantic City, New Jersey                              56,176                   -                  -
             Paradise Island, The Bahamas                           17,538                   -                  -
                                                              -------------      --------------      -------------
                                                                    73,714                   -                  -
                                                              -------------      --------------      -------------

         Net assets held for sale (d)                              138,350                   -                  -
         Equity investment in Indian Ocean                          25,467                   -                  -
         General Corporate                                          58,632               1,257              6,589
         Corporate marketing, and public relations                   1,404                 304                  -
         Other segments                                              1,164                   4                  -
                                                              -------------      --------------      -------------
                                                               $ 1,460,791        $     60,223       $    155,892
                                                              =============      ==============      =============

          (In thousands of US dollars)          As of December 31, 1999          Year Ended December 31,1999
                                             ------------------------------   -----------------------------------
                                                                               Depreciation and
                                                                 Total           Amortization          Capital
                                                                 Assets          Of Goodwill          Additions
                                                              -------------   -------------------   --------------
         Casino/hotel:
             Atlantic City, New Jersey                         $   429,854        $     16,156       $     42,574
             Paradise Island, The Bahamas                        1,054,708              39,631             24,200
             Paradise Island Expansion,
               opened December 1998 (e)                                  -                   -            117,808
                                                              -------------      --------------      -------------
                                                                 1,484,562              55,787            184,582
                                                              -------------      --------------      -------------
         Real estate related:
             Atlantic City, New Jersey                              61,307                   -              9,433
             Paradise Island, The Bahamas                           30,022                   -                  4
                                                              -------------      --------------      -------------
                                                                    91,329                                  9,437
                                                              -------------      --------------      -------------

         Equity investment in Indian Ocean                          24,871                   -                  -
         General Corporate                                          68,222               1,120             10,828
         Corporate marketing, retail and
           public relations                                          1,729                 321                199
         Other segments                                                758                   2                  -
                                                              -------------      --------------      -------------
                                                               $ 1,671,471        $     57,230       $    205,046
                                                              =============      ==============      =============

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions, Continued

         (In thousands of US dollars)           As of December 31, 1998          Year Ended December 31,1998
                                             ------------------------------   -----------------------------------
                                                                               Depreciation and
                                                                 Total           Amortization          Capital
                                                                 Assets          Of Goodwill          Additions
                                                              -------------   -------------------   --------------
         Casino/hotel:
             Atlantic City, New Jersey                         $   407,060        $     14,155       $     16,572
             Paradise Island, The Bahamas                          981,014              15,993             13,569
             Paradise Island Expansion,
               opened December 1998 (e)                                  -                   -            381,321
                                                              -------------      --------------      -------------
                                                                 1,388,074              30,148            411,462
                                                              -------------      --------------      -------------
         Real estate related:
             Atlantic City, New Jersey                              56,839                   -             11,727
             Paradise Island, The Bahamas                           31,726                   -             18,371
                                                              -------------      --------------      -------------
                                                                    88,565                   -             30,098
                                                              -------------      --------------      -------------

         Equity investment in Indian Ocean                          26,894                   -                  -
         General Corporate                                         119,614               1,835                553
         Corporate marketing, retail and
           public relations                                          1,891                  97              1,870
         Other segments                                                695                   1                 13
                                                              -------------      --------------      -------------
                                                               $ 1,625,733        $     32,081       $    443,996
                                                              =============      ==============      =============

         (a)  Includes tour operations.
         (b)  The construction of timeshare units at Harborside at Atlantis was completed in February 2001.
              Sales of these units began in May 2000.
         (c)  In 2000, capital additions in Paradise Island, The Bahamas included $113.8 million of costs for the Ocean Club addition and newly renovated golf course, including a new club house.
         (d)  See discussion of Resorts Atlantic City Sale in Note 1 of Notes to Consolidated Financial
              Statements.
         (e)  Capital additions related to the Paradise Island Expansion are included in total assets under
              Paradise Island, The Bahamas.

Note 17 - Equity in Earnings of Associated Companies

The accompanying  consolidated  financial statements include equity in earnings of associated companies as a result of the  Company's  interest in a company  that owns and  operates  beach  resort  hotels in the Indian  Ocean ("Sun
Indian  Ocean") and the  Company's  50%  interest in  Harborside  at Atlantis.  Through June 16, 2000,  the Company
owned a 22.8%  interest in Sun Indian Ocean.  Effective June 16, 2000,  Sun Indian Ocean issued  additional  shares of stock  under a rights  issue in which the  Company  did not  participate,  effectively  reducing  the  Company's ownership interest to 20.4%.

The  following  summarized  financial  information  of Sun  Indian  Ocean has been  prepared  under  United  States generally  accepted  accounting  principles at and for the years ended December 31, 2000, 1999 and 1998;  converted to thousands of US dollars at the appropriate exchange rate.

                                                                 For the Year Ended December 31,
                                                        --------------------------------------------------
                                                             2000               1999              1998
                                                        -------------      -------------      ------------

  Revenues                                              $    106,151        $    84,007       $    88,773
  Income from operations                                      28,310             15,630            17,172
  Income before income taxes                                  20,480             13,171            14,237

                                                                       As of December 31,
                                                        --------------------------------------------------
                                                             2000               1999              1998
                                                        -------------      -------------      ------------

  Current assets                                        $     24,424        $    21,075       $    23,123
  Total assets                                               238,286            264,345           152,594
  Current liabilities                                         35,173             61,595            31,714
  Shareholders' equity                                       127,379            140,865            83,394

Harborside  at  Atlantis  constructs,  sells  and  manages  time  share  units in  Paradise  Island,  The  Bahamas.
Construction of the first phase,  consisting of 82 units,  began in 2000 and was completed in February 2001.  Sales of time share units began in May 2000. The following unaudited  summarized  financial  information of Harborside at
Atlantis has been  prepared  under United  States  generally  accepting  accounting  principles at and for the year ended December 31, 2000.

                                                          For the Year
                                                              Ended
                                                          December 31,
                                                              2000
                                                        ------------------

  Revenues                                              $          18,446
  Income from operations                                            1,561
  Income before income taxes                                        1,561

                                                              As of
                                                          December 31,
                                                              2000
                                                        ------------------

  Current assets                                        $          27,306
  Total assets                                                     79,175
  Current liabilities                                              57,830
  Shareholders' equity                                             17,305

Note 18 - Derivative Financial Instruments

The  Company is exposed to market  risks  arising  from  changes in  interest  rates.  Due to current  governmental policies in The Bahamas which equate one Bahamian  dollar to one United  States  dollar and to its limited  foreign operations in other  jurisdictions,  the Company does not have material  market risk exposures  relative to changes in foreign exchange rates.

Credit Exposure

The  Company is exposed to credit  related  losses in the event of  non-performance  by  counterparties  to certain interest rate swaps.  The Company  monitors the credit  worthiness  of the  counterparties  and presently  does not expect  default by any of the  counterparties.  The  Company  does not obtain  collateral  in  connection  with its derivative financial instruments.

The credit  exposure  that results from interest rate swaps is  represented  by the fair value of contracts  with a positive  fair value as of the  reporting  date.  See Note 19, Fair Value of  Financial  Instruments,  for the fair value of derivatives. The Company had no credit exposure on its interest rate swaps at December 31, 2000.

Interest Rate Risk Management

The Company uses  interest  rate swap  agreements  to manage the impact of interest  rate changes on the  Company's
Revolving Credit Facility.  The amounts exchanged by the  counterparties to interest rate swap agreements  normally are based upon the notional  amounts and other terms,  generally  related to interest  rates,  of the  derivatives.
While  notional  amounts  of  interest  rate  swaps  form  part of the  basis  for  the  amounts  exchanged  by the counterparties,  the notional  amounts are not  themselves  exchanged,  and therefore do not represent a measure of the Company's  exposure as an end user of  derivative  financial  instruments.  At both December 31, 2000 and 1999, notional  principal  amounts related to interest rate swaps (variable to fixed rate) were $125.0 million.  The swap portfolio  maturities  at  December  31,  2000 are as  follows:  December  31,  2001-$50.0  million  and January 2,
2002-$75.0  million.  As of December 31, 2000,  the  weighted  average  fixed rate payment on the variable to fixed rate swaps was 6.89%.  Variable rates received are indexed to LIBOR rate.

Note 19 - Fair Value of Financial Instruments

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
The fair value of interest  rate swaps was  determined  from the  representations  of financial  institutions.  The carrying  value and negative  fair value of the  Company's  interest rate swaps was $0 and $454,000 at December 31,
2000, respectively, and $0 and $644,000 million at December 31, 1999, respectively.