Form 20-F
period 2001-12-31
SUN INTERNATIONAL HOTELS LTD
filed 2002-05-30
CIK 914444

As filed with the Securities and Exchange Commission on May 30, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

|_|   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X|   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR
|_|   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to _____

Commission file number 001-04226

SUN INTERNATIONAL HOTELS LIMITED
(Exact name of Registrant as specified in its charter)

Commonwealth of The Bahamas
(Jurisdiction of incorporation or organization)

Executive Offices
Coral Towers
Paradise Island, The Bahamas
(242)363-6000
(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant of Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered
Ordinary Shares, $.001 par value per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.   None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares, net of treasury shares:   27,317,418

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

SUN INTERNATIONAL HOTELS LIMITED

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report, “Sun International”, “SIHL” or “the Company” refers to Sun International Hotels Limited, and the terms “we”, “us”, “our” and similar terms refer to Sun International and any or all of its subsidiaries and joint ventures as the context requires.

In compiling the information in this Annual Report, we have used industry data and projections obtained from industry surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not independently verified this data or determined the reasonableness of such assumptions. We have also indicated where information has come from internal sources. Such information reflects our management’s best estimates based upon information obtained from our customers and from trade and business organizations and other contacts within the businesses in which we compete.

Our fiscal year ends on December 31. Unless otherwise specified, all references in this Annual Report to our fiscal year refer to a twelve-month period ending December 31. For example, the year 2001 represents the fiscal year beginning on January 1, 2001 and ending on December 31, 2001.

The financial statements contained in this Annual Report have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). We have historically compiled our financial statements in U.S. dollars.

FORWARD-LOOKING STATEMENTS

Certain information included in this Annual Report filing contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, estimates, projections, management’s beliefs and assumptions made by management. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements include information relating to plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and accordingly, actual results may differ from those expressed in any forward-looking statements made in this Annual Report. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), availability of financing, democratic or global economic conditions, pending litigation, changes in tax laws or the administration of such laws and changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions). See “Item 3. Key Information, (D) Risk Factors” for additional information on certain risks and uncertainties that could have an impact on the future results of the Company or on any forward looking information contained in this Annual Report. You should not place undue reliance on any forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, we have no intention or obligation to update forward-looking statements.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

(A)   Selected Financial Data

The following table sets forth certain historical consolidated financial information of the Company for each of the five years ended December 31, 2001. The historical financial information as of December 31, 2001 and 2000 and for each of the three years ended December 31, 2001, 2000 and 1999, as set forth below, has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in this Annual Report. For all other periods, the historical financial information, as set forth below, has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, but which are not included in this Annual Report. The information set forth below is not necessarily indicative of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. Amounts are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP.

(In thousands, except per share data)

                                                   For the Year Ended December 31,
                                   ----------------------------------------------------------
CONSOLIDATED STATEMENT                 2001        2000        1999        1998        1997
OF OPERATIONS DATA:                     (a)         (b)         (c)         (d)         (e)
                                    ---------   ---------   ---------   ---------   ---------

Gross revenues                      $ 555,819   $ 936,474   $ 789,207   $ 591,670   $ 600,670                                            $            $
Net revenues                          533,041     884,695     738,967     550,878     558,912
Income (loss) from operations          75,678     (74,844)    114,432      52,206      84,624
Net income (loss)                      31,656    (119,104)     69,822      57,746      83,008

Basic earnings (loss) per share:
    Income (loss) before
       extraordinary item           $    1.18   $   (3.86)  $    2.09   $    1.74   $    2.61                                            $            $
    Extraordinary item, net                 -           -           -           -       (0.09)
                                    ---------   ---------   ---------   ---------   ---------
    Net income (loss) per share     $    1.18   $   (3.86)  $    2.09   $    1.74   $    2.52                                            $            $
                                    =========   =========   =========   =========   =========

Diluted earnings (loss) per share:
    Income (loss) before
        extraordinary item          $    1.14   $   (3.86)   $   2.05   $    1.70   $    2.53                                            $            $
    Extraordinary item, net                 -           -           -           -       (0.09)
                                    ---------   ---------    --------   ---------   ---------
    Net income (loss) per share     $    1.14   $   (3.86)   $   2.05   $    1.70   $    2.44                                            $            $
                                    =========   =========    ========   =========   =========

CONSOLIDATED BALANCE                                     As of December 31,
SHEET DATA:                        ----------------------------------------------------------
                                       2001        2000        1999        1998        1997
                                   ----------  ----------  ----------  ----------  ----------

Total assets                       $1,357,031  $1,460,791  $1,671,471  $1,625,733  $1,374,740                                           $            $
Long-term debt, net
    of current maturities             518,231     668,908     578,033     565,752     412,209
Shareholders' equity                  678,403     641,827     899,831     850,621     790,283
Number of shares outstanding           27,317      26,786      32,681      33,577      33,239

 (a)  The  results of  operations  for the year ended 2001  include  pre-opening  costs of $6.9 million  related to  internet  gaming and the Ocean Club Golf  Course.  In  addition,  we incurred $5.7 million of  restructuring  costs.  These costs were  comprised of severance payments  made  to  employees  terminated  due to  lower  occupancy  levels  at  Atlantis subsequent to September 11.

 (b)  The results of operations for the year ended 2000 include a $229.2 million  write-down of net assets  related to the Resorts  Atlantic  City Sale and the  Atlantic  City Option to
      their  realizable  value.  Other  non-recurring  items in 2000 included  $11.2 million of purchase  termination  costs related to the  cancellation of our agreement to acquire the
      Desert  Inn,  $7.0  million  of  transaction   costs  incurred  in  connection  with  our
      self-tender  offer in June 2000 and the termination of the proposal by Sun  International
      Investments Limited to acquire, in a merger transaction,  all of the outstanding Ordinary
      Shares that it did not already own and $7.6 million of  pre-opening  costs related to the expansion of the Ocean Club Resort and the new Ocean Club Golf Course.

 (c)  The  results of  operations  for the year ended 1999  include  pre-opening  costs of $5.4 million related to a renovation completed at Resorts Atlantic City in July 1999.

 (d)  The results of  operations  for the year ended 1998 include only two weeks of  operations of the Royal  Towers on  Paradise  Island  after its grand  opening in  mid-December.  In connection  with the Royal  Towers  our  results  of  operations  for the year ended 1998 include $26 million in pre-opening costs.

 (e)  The result of operations  for the year ended 1997 included a gain of $13.4 million on the sale of our casino interest in France.

(B)  Capitalization and Indebtedness

Not applicable.

(C)  Reasons for the Offer and Use of Proceeds

Not applicable.

(D)  Risk Factors

The resort and casino industries are highly competitive, and increases in competition could adversely affect our financial performance.

The resort and casino industries are highly competitive. Our destination casino resorts compete with other resorts and casinos, including land-based casinos, riverboat, dockside and cruise ship casinos and other forms of gaming, as well as other forms of entertainment. Our luxury resort hotels compete with other resorts and hotels located in markets where we conduct business. If other properties operate more successfully, if existing properties are enhanced or expanded, or if additional hotels or casinos are established in and around the markets where we conduct business, we may lose market share. In particular, the expansion, upgrading or construction of competing resort or casino properties in or near any market from which we attract or expect to attract a significant number of customers could have a significant adverse effect on our business, financial condition and results of operations.

A number of our competitors are larger and have greater financial and other resources than us. In addition, a number of jurisdictions have recently legalized gaming and other jurisdictions are considering the legalization of gaming. This could open markets in which we currently compete for new entrants, and could create new markets that may compete as tourist destinations. Our gaming operations compete, and will in the future compete, with all forms of existing legalized gaming and with new forms of gaming that may be legalized in the future. Our competitive position could be materially adversely affected by larger competing companies, new entrants, new markets and new forms of gaming, and our revenues could decline, harming our financial condition.

A further discussion of Competition at our operations by geographic location is included in “Item 4. Information on the Company, (B) Business Overview-Competition.”

New projects and expansion and renovation efforts are inherently subject to significant development and construction risks.

We regularly evaluate potential development opportunities and engage in expansion, development and renovation projects at properties that we develop or operate, including expansions and upgrades at Atlantis. Each of these projects will be subject to the many risks in expanding or renovating an existing enterprise or developing new projects, including unanticipated design, construction, regulatory, environmental and operating problems, and the significant risks commonly associated with implementing an expansion strategy in new markets. In particular, any such projects are subject to the risks associated with the following:

  the availability of financing and the terms and covenants in our credit facilities and other debt, including the notes;
  shortages in materials;
  shortages of skilled labor or work stoppages;
  unforeseen construction, scheduling, engineering, environmental or geological problems;
  weather interference, floods, fires or other casualty losses;
  the failure to obtain required licenses, permits or approvals; and
  unanticipated cost increases.

The anticipated costs and construction period for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with architects and contractors. The cost of any project may vary from initial expectations, and we, or the owners of the property, may have a limited amount of capital resources to fund cost overruns on any project. If cost overruns cannot be financed on a timely basis, the completion of one or more projects may be delayed until adequate funding is available. The completion dates of development projects could also differ significantly from expectations for construction-related or other reasons. We cannot assure you that any project will be completed, if at all, on time or within established budgets. Significant delays or cost overruns on projects could have a material adverse effect on our business, financial condition or results of operations.

In addition, although we design our projects for existing facilities to minimize disruption of business operations, expansion and renovation projects require, from time to time, portions of the existing operations to be closed or disrupted. Any extended disruptions in our operations could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to finance our expansion, development and renovation projects as well as capital expenditures through cash flow and borrowings, our expansion, development and renovation efforts could be jeopardized.

If we are unable to finance existing or future projects with cash flow from operations or borrowings, we will have to adopt one or more alternatives, such as reducing or delaying planned expansion, development and renovation projects and other capital expenditures, selling assets, restructuring indebtedness, obtaining additional equity financing or joint venture partners, or modifying our revolving credit facility. These sources of additional funds may not be sufficient to finance existing or future projects, and other financing may not be available on acceptable terms, in a timely manner or at all. In addition, our existing indebtedness contains certain restrictions on our ability to incur additional indebtedness. If we are unable to secure additional financing, we could be forced to limit or cancel expansion, development or renovation projects, which may adversely affect our business, financial condition and results of operations.

We are subject to extensive governmental gaming regulations, which may harm our business.

Our operation of gaming facilities is subject to extensive governmental regulations. Regulatory authorities typically require various registrations, licenses, findings of suitability and approvals to be held by operators of gaming facilities. The regulatory authorities in these jurisdictions generally have broad discretion in the granting, renewal, suspension and revocation of licenses and require that such registrations, licenses, findings and approvals be renewed or updated periodically. We and our necessary key personnel are currently qualified to do business in all the jurisdictions in which we operate. We cannot assure you that any new or permanent licenses, permits or approvals that may be required by us, our key employees and our partners, if applicable, in the future will be granted or that our existing licenses, permits and approvals will be renewed or will not be suspended or revoked in the future. The failure to receive or renew licenses or the suspension or revocation of licenses could harm our reputation and result in a loss of revenue, which could materially adversely affect our financial condition and results of operations.

Our gaming operations are subject to significant taxation and fees that increase our costs.

Our gaming operations are subject to significant taxation and fees. Such taxes and fees are subject to increase at any time. We pay substantial taxes and fees with respect to our gaming operations in The Bahamas and will likely incur significant taxes and fees in any other jurisdictions in which we conduct gaming operations in the future. Any material increase in existing taxes and fees, the adoption of new taxes or fees, or the loss or reduction of any existing or future tax incentives, could have a material adverse effect on our profitability.

Our business is seasonal and severe weather conditions can adversely affect our business, results of operations or financial condition, or further increase our insurance premiums.

Historically, our revenues and operating profits in The Bahamas have been higher during the first calendar quarter, the prime tourist season, than in successive quarters. Higher revenues and earnings are typically realized from the Mauritius properties during the fourth quarter of the year and from Mohegan Sun during the middle third of the year. If any of these properties were unable to accommodate guests during such periods for any reason, including disruptions caused by weather, our revenues and profits could be adversely affected.

The Bahamas and Mauritius are subject to tropical weather and storms, which, if severe, could adversely affect our operations and tourism. Similarly, inclement weather can adversely affect the revenues that we derive from Mohegan Sun, as the principal means of transportation to this property is by automobile or bus. In September 1999, our properties on Paradise Island in The Bahamas were hit by Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating. These properties suffered approximately $45 million of property damage that took three months to repair. Although this property damage was covered by our insurance policies, we incurred significant increases in our property and windstorm insurance costs as a result. We cannot assure you that our insurance costs will not further increase in the future or that appropriate coverage will be available on acceptable terms or at all. In addition, we cannot assure you that our business will not be adversely affected by severe weather conditions in the future, which could cause significant damage and suspension in service provided to our patrons and could harm our business, results of operations or financial condition.

Work stoppages and other labor disputes could harm our financial condition and results of operations.

In The Bahamas, a union represents approximately 3,800 of our approximately 5,800 employees. We participate in an employer association whose existing contract with the union expires January 1, 2003. Labor relations in The Bahamas have been unstable at times over the last few years, and there have been occasional work stoppages. As the country’s largest private employer, we are sometimes the target of labor disputes. Any protracted labor disputes or work stoppages affecting any of the properties that we own or operate could reduce our revenues. In addition, many of the public sector industries in The Bahamas, such as electricity, telecommunication and airport facilities, are unionized. The Bahamian government’s labor relations with these unions have been unstable at times and there have been work stoppages on occasion that have been disruptive to our business.

Lack of sufficient air service could adversely affect our revenues and profits.

Most patrons of our resorts and hotels arrive by air. Although we consider the current level of air service to The Bahamas, Mauritius, Dubai and the Maldives to be adequate, any interruption or reduction of air service to any such locations could restrict the growth of our businesses, negatively affect our competitive position and adversely affect our revenues and profits.

We are subject to environmental, health and safety laws and regulations and our noncompliance or a significant regulatory change could adversely affect our business, results of operations or financial condition.

Our operations are regulated under a number of federal, provincial, state and local laws and regulations that govern, among other things, the handling of waste materials, some of which are classified as hazardous materials, and the discharge of hazardous materials into the environment. Our operations are subject to stringent regulations relating to protection of the environment and waste handling. In addition to liability for our own noncompliance, these laws and regulations may expose us to liability for the noncompliance of other parties, without regard to whether we were negligent. Sanctions for noncompliance with applicable environmental laws and regulations may include administrative, civil and criminal penalties, revocation of permits and corrective action orders. Furthermore, we may be liable for costs for environmental cleanup at currently or previously owned or operated properties or off-site locations. Our failure to comply with existing laws or regulations, the adoption of new laws or regulations with additional or more rigorous compliance standards, or the more vigorous enforcement of environmental laws or regulations could significantly harm our business by increasing our expenses and limiting our future opportunities.

A small number of our shareholders control a significant percentage of our ordinary shares and are able to control decisions affecting our company.

On July 3, 2001 we announced the restructuring of our former majority shareholder, SIIL, which is beneficially owned by World Leisure Group Limited (“WLG”), Caledonia Investments plc (“Caledonia”) and Kersaf Investments Limited (” Kersaf”). As a result of certain proxy arrangements granted in the restructuring, WLG and Caledonia currently have the right to vote approximately 26.5% and 31.2%, respectively, of our issued and outstanding ordinary shares (the “Ordinary Shares”). Consequently, if WLG and Caledonia act together they will be able to effectively control the outcome of substantially all matters requiring shareholder approval, including the election of our directors, thereby controlling our management, policies and business operations. For example, WLG and Caledonia could use this voting power to block our ability to obtain certain types of financing for development plans, renovations or expansions, which could materially adversely affect our ability to develop our business and pursue our strategies. See “Item 7. Major Shareholders and Related Party Transactions”.

You may have difficulty enforcing judgments against us or our directors or management outside the United States.

Sun International is a Bahamian international business company incorporated under the laws of the Commonwealth of The Bahamas. Certain of our directors and executive officers reside outside the United States. In addition, a substantial portion of the assets of our directors and officers and of our assets is located outside the United States. As a result, it may be difficult or impossible to:

  effect service of process within the United States upon us or these persons; or
  enforce, against us or these persons, in the United States, court judgments obtained in the United States courts, including judgments relating to U.S. federal securities laws.

It is unlikely that Bahamian courts would entertain original actions against Bahamian companies, their directors or officers predicated solely upon U.S. federal securities laws. Furthermore, judgments based upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas. Rather, a lawsuit must be brought in The Bahamas on any such judgment. Subject to consideration of private international law, in general, a judgment obtained after due trial by a court of competent jurisdiction, which is final and conclusive as to the issues in connection, is actionable in Bahamian courts and is impeachable only upon the grounds of fraud, public policy and natural justice.

We may have difficulty enforcing gaming debts in certain foreign jurisdictions or in certain jurisdictions within the United States, which could negatively affect our revenues.

Gaming debts may not be legally enforced in certain foreign jurisdictions or in certain jurisdictions within the United States. A substantial portion of the customers at Atlantis and Mohegan Sun reside in the United States. As a result, we and the Mohegan Tribe may be unable to collect gaming debts from patrons of those casinos who reside in such jurisdictions, which could reduce our revenues.

Reassessments of and changes to our business plans could hinder our development and result in charges or fees that could harm our financial condition and results of operations.

We are regularly reviewing our development plans in light of a variety of factors, including the availability of financing, regulatory and political considerations, competition and other business and strategic concerns. As a result such assessments, our management may choose to change such plans, which could result in failure to expand and could also cause us to incur fees or charges. We cannot assure you that we will carry forward and complete any proposed business plans.

Energy price increases may adversely affect our cost of operations and our revenues.

Our destination casino resorts use significant amounts of electricity, natural gas and other forms of energy. Although we have not experienced shortages of energy, substantial increases in the cost of electricity or natural gas may negatively affect our operating results. The extent of any impact is subject to the magnitude and duration of the energy price increases, but this impact could be material. In addition, energy price increases in locations that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a decrease in visitation and spending at our properties, which could negatively impact revenues.

We may pay higher insurance premiums for our properties.

Due to changes in the insurance market arising prior to the September 11 terrorist attacks and the effects of the September 11 terrorist attacks, it is becoming more difficult and more expensive to obtain insurance. We may encounter difficulty in obtaining or renewing property or casualty insurance on our properties. In addition, such insurance may be more limited and for some catastrophic risks may not be generally available at levels existing prior to the September 11 terrorist attacks. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable.

Deterioration in general economic and market conditions, including those related to any future terrorist actions, could adversely affect our business.

Our business is affected by general economic and market conditions, particularly in the United States and Europe. A large portion of our business at Atlantis is generated by group convention sales and individual tour and travel. A recession or economic slowdown could cause a reduction in group sales bookings or the willingness or ability of tourists to book vacations at Atlantis, which could adversely affect our operating results.

As a result of the events of September 11, 2001, significantly reduced discretionary spending, disruptions in airline travel and cancellation of business conventions had a material adverse impact on our results of operations during September and the fourth quarter of 2001. In addition, the September 11 terrorist attacks, the potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties which could adversely affect our business and results of operations in ways that cannot presently be predicted. We will be predominantly uninsured for losses and interruptions caused by terrorist acts and act of war.

We could be adversely affected if Arthur Andersen LLP is unable to perform required audit-related services for us or if the SEC ceases accepting financial statements audited or reviewed by Arthur Andersen.

On March 14, 2002, Arthur Andersen LLP, our independent auditor, was indicted on federal obstruction of justice charges in connection with its role as the auditor for Enron Corporation. On May 6, 2002, the trial of the case began. Arthur Andersen LLP has pleaded not guilty. We do not know the impact of the indictment or trial. In addition, we do not know whether additional indictments will be brought by the Department of Justice or the consequences of any additional indictments. Furthermore, although Arthur Andersen LLP has provided the SEC with assurances that it will continue to audit financial statements in accordance with generally accepted auditing standards and applicable professional and firm auditing standards, including quality control standards, and the SEC has said that it will continue to accept financial statements audited by Arthur Andersen LLP, and interim financial statements reviewed by it, so long as Arthur Andersen LLP is able to make certain representations to its clients, we cannot assure you that the SEC will continue to accept such financial statements, or that Arthur Andersen LLP will continue to be able to provide such representations.

Our access to the capital markets and our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited or reviewed by Arthur Andersen LLP, if Arthur Andersen LLP becomes unable to make the required representations, if our audit committee decides to terminate Arthur Andersen LLP as our independent auditor, or if for any other reason Arthur Andersen LLP is unable to perform required audit-related services for us. In such a case, we would promptly seek to engage new independent certified public accountants, and we may incur significant expense in familiarizing such new auditors with our accounting. Furthermore, relief which may be available under the federal securities laws against auditing firms may not be available as a practical matter against Arthur Andersen LLP should it cease to operate or be financially impaired.

The audit committee of our board of directors reviews the selection of our independent certified public accountants each year, and currently is conducting such a review.

ITEM 4.   INFORMATION ON THE COMPANY

(A)   History and Development of the Company

Sun International was incorporated in The Bahamas in 1993, and is an international business company under the International Business Companies Act, 1989 of the Commonwealth of The Bahamas. The Company is registered under number 46,600B at the Companies Registry of The Bahamas. Our executive offices are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas, and the telephone number is 242-363-3000. Our agent for service of process in the United States is Corporation Services Company, 1013 Centre Road, Wilmington, Delaware 19805. On March 1, 1996, we listed our Ordinary Shares for trading on The New York Stock Exchange (“NYSE”), and such shares trade under the symbol “SIH”. Effective July 2002, we are changing our corporate name to Kerzner International Limited, and our shares will be listed under the new ticker symbol “KZL”. See “Recent Developments – Name Change” below.

Sun International was established in order to acquire the Paradise Island Resort and Casino and related operations from Resorts International, Inc. The acquisition was completed in May 1994.

In June 1994, we established Sun Cove Limited (“Sun Cove”). Sun Cove has a 50% interest in, and is a managing partner of, Trading Cove Associates (“TCA”), a Connecticut general partnership. In September 1995, TCA entered into a Gaming Facility and Construction Agreement with the Mohegan Tribal Gaming Authority, an instrumentality of the Mohegan Tribe of Indians of Connecticut (the “Mohegan Tribe”) pursuant to which TCA assisted the Mohegan Tribe with the design, development and financing of the Mohegan Sun resort and entertainment complex situated in the town of Uncasville, Connecticut (the “Mohegan Sun”). In addition, in August 1995, TCA entered into a gaming management agreement (the “Management Agreement”) with the Mohegan Tribe pursuant to which TCA provided certain management, marketing and administrative services to the Mohegan Tribe upon the opening of Mohegan Sun in October 1996. In February 1998, TCA and the Mohegan Tribe entered into an agreement (the “Relinquishment Agreement”) pursuant to which the Management Agreement was terminated effective January 1, 2000 and the Mohegan Tribe assumed full management responsibility for Mohegan Sun. In addition to the Relinquishment Agreement, in February 1998 the Mohegan Tribe appointed TCA to develop its $1 billion expansion of Mohegan Sun. See (B) Business Overview-Connecticut for a further description of the Relinquishment Agreement and the $1 billion expansion.

In May 1995, we acquired from SIIL equity interests in Sun Resorts Limited, Societe de Participation et d’Investissement dans les Casinos (“Sun France”) and SIIL’s project development and management businesses. We sold our interest in Sun France in early 1997.

In December 1996, we acquired Sun International North America (“SINA”, formerly Griffin Gaming & Entertainment, Inc.). SINA is a holding company which, through an indirect wholly-owned subsidiary, owned and operated 644-room casino hotel property in Atlantic City, New Jersey (“Resorts Atlantic City”). During 1997, Sun International contributed to SINA the stock of Sun Cove and that of all the companies located in the State of Florida that support the Bahamian Operations. As explained below, on April 25, 2001 we sold Resorts Atlantic City to an unaffiliated company.

In 1999, we formed a joint venture with Vistana, Inc. (“Vistana”), a subsidiary of Starwood, to develop a time-share project on Paradise Island (“Harborside at Atlantis”). We and Vistana each have a 50% interest in the joint venture.

In January 2000, we had received a proposal from SIIL, at that time, the majority shareholder of Sun International, to acquire in a merger transaction all of our Ordinary Shares not already owned by SIIL or its shareholders for $24 per share in cash. To consider the proposal, we formed a committee of independent members of the Board of Directors (the “Special Committee”), which retained its own financial and legal advisers. The proposed transaction was subject to various conditions, including approval by the Special Committee. On June 16, 2000, we announced that SIIL was not able to negotiate a mutually satisfactory transaction with the Special Committee and that SIIL advised us that its proposal had been withdrawn.

In order to allow our shareholders to sell at least a portion of their Ordinary Shares at the price formerly proposed by SIIL, our Board of Directors approved a self-tender offer for up to 5,000,000 Ordinary Shares at a $24 per share cash price. In August 2000, we announced the completion of the self-tender, pursuant to which we purchased 5,000,000 Ordinary Shares at $24 per share. The self-tender offer was financed with borrowings under our Revolving Bank Credit Agreement (the “Revolving Credit Facility”).

In August 2000, we established SunOnline Limited, our Internet gaming subsidiary. In August 2001 we commenced internet gaming operations on a test basis. In September 2001, we received a license to operate in the Isle of Man and commenced live gaming operations in January 2002. See “Item 4 (B) Business Overview - Internet Gaming”. In February 2002, we entered into a contract to sell 50% of our internet gaming subsidiary. See “Recent Developments” below.

On July 3, 2001, we announced the restructuring of our former majority shareholder, SIIL. In connection with this restructuring, among other things, the shareholders agreement governing SIIL was terminated and SIIL was dissolved. See “Item 4 (C) Organization Structure” and “Item 7 Major Shareholders and Related Party Transactions”.

Effective August 2001, we acquired a 25% interest and a 25 year management contract in the Kanuhura Sun Resort & Spa Limited (“Kanuhura”) for approximately $3.8 million. Kanuhura is a 120-room luxury resort located on Kanuhura Island in the Maldives, which is located approximately 600 miles southwest of the southern tip of India.

Sale of Resorts Atlantic City

On April 25, 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC (“Colony”) for a purchase price of approximately $144 million, including accrued interest (the “Resorts Atlantic City Sale”). The proceeds received from Colony consisted of approximately $127 million in cash and an unsecured $17.5 million note which was paid in full in March 2002. In addition, Colony has a two year option to acquire certain undeveloped real estate that we own, adjacent to Resorts Atlantic City, for a purchase price of $40 million (the “Atlantic City Option”), which option can be extended for an additional two years under certain circumstances. Most of the Atlantic City Option property is currently leased by SINA to Colony. The net cash proceeds received from this transaction were used to reduce the amount of borrowings outstanding on the Revolving Credit Facility. See “Item 5. Operating and Financial Review and Prospects, (B) Liquidity, Capital Resources and Capital Spending” for further discussion on the Revolving Credit Facility. Net assets held for sale on the accompanying consolidated balance sheets as of December 31, 2000 represent the adjusted book value of the assets disposed of in the Resorts Atlantic City Sale.

2001 Consent Solicitation

On July 10, 2001, we commenced a consent solicitation with holders of our $200 million principal amount of 9.0% senior subordinated notes due 2007 (the “9% Senior Subordinated Notes”) and $100 million principal amount of 8 5/8% senior subordinated notes due 2007 (the “8 5/8% Senior Subordinated Notes”). We sought proposed amendments of certain provisions of the indentures pursuant to which the 9% Senior Subordinated Notes and 8 5/8% Senior Subordinated Notes were issued.

The proposed amendments effectively eliminate (as of December 31, 2000, the date the charge was recorded) the impact of $199.2 million of the total $229.2 million loss recorded by us in connection with the Resorts Atlantic City Sale, for purposes of determining our ability to make certain investments, such as certain minority investment in joint ventures. In addition, the amendments increased, from 2.0:1 to 2.5:1, the Consolidated Coverage Ratio required in order for us to incur additional indebtedness. The Consolidated Coverage Ratio is defined as consolidated earnings before interest expense, income taxes, depreciation and amortization (“EBITDA”) to fixed payments, as defined in the indentures. The consent solicitation, as amended and extended, was finalized on July 23, 2001.

On July 24, 2001, we announced that we had received the requisite consents from the holders of the 9% Senior Subordinated Notes and 8 5/8% Senior Subordinated Notes. Accordingly, we, along with the trustee under the indentures, executed and delivered supplemental indentures containing the amendments described in the amended consent solicitation. Pursuant to the consent solicitation, we paid a total of $1.5 million in consent payments.

Refinancing

8 7/8% Senior Subordinated Notes

On August 14, 2001, we issued $200 million principal amount of 8 7/8% senior subordinated notes due 2011 (the “8 7/8% Senior Subordinated Notes”), which, after costs, resulted in net proceeds of approximately $194 million. The 8 7/8% Senior Subordinated Notes, which are unsecured obligations, are unconditionally guaranteed by substantially all of the wholly-owned subsidiaries of the Issuers. Interest on the 8 7/8% Senior Subordinated Notes is payable semi-annually commencing February 15, 2002. The indenture for the 8 7/8% Senior Subordinated Notes contains certain covenants, including limitations on our ability to, among other things: (i) incur additional indebtedness, (ii) incur certain liens, and (iii) make certain other restricted payments.

All of proceeds received from the issuance of the 8 7/8% Senior Subordinated Notes were used to further repay amounts outstanding under the Revolving Credit Facility.

Fourth Amended and Restated Credit Facility (the "Amended Revolving Credit Facility")

Prior to 2001, the maximum amount of borrowings that could be outstanding on our Revolving Credit Facility was $500 million. In January 2001, the Revolving Credit Facility was amended. In accordance with the amendment, the maximum amount of borrowings outstanding was reduced by the amount of cash proceeds received pursuant to the Resorts Atlantic City Sale, which upon closing of that sale, reduced the maximum amount of borrowings that could be outstanding to $373 million. This limitation on borrowings was to be further reduced by the cash proceeds received from Colony if they exercised the Atlantic City Option. The term of the Revolving Credit Facility was through August 12, 2002, at which time we would have been required to pay in full any borrowings outstanding under that facility.

On November 13, 2001, we entered into the Amended Revolving Credit Facility with a syndicate of banks (the “Lenders”), with Canadian Imperial Bank of Commerce (“CIBC”) acting as administrative agent. The borrowings then outstanding under the previous Revolving Credit Facility were paid in full. Under the Amended Revolving Credit Facility, the maximum amount of borrowings that may be outstanding is $200 million. An additional $150 million of borrowings may be available under certain circumstances. We are currently engaged in discussions with certain Lenders to increase the maximum allowable borrowings that may be outstanding under the Amended Revolving Credit Facility to $300 million, in which case, an additional $50 million of borrowings would be available under certain circumstances.

Loans under the Amended Revolving Credit Facility bear interest at (i) the higher of (a) CIBC’s base rate or (b) the Federal Funds rate plus ½ of one percent, in either case plus an additional 0.25% to 1.75% based on a debt to earnings ratio during the period, as defined (the “Leverage Ratio”) or (ii) LIBO Rate (as defined) plus 1.25% to 2.75% based on the Leverage Ratio. For loans based on the LIBO Rate, interest is payable on the last day of each applicable interest period, or the date of any payment or prepayment of such loans. For loans based on the Alternate Base Rate (as defined), interest is payable quarterly. Loans under the Amended Revolving Credit Facility may be prepaid and reborrowed at any time and are due in full on November 8, 2006.

The Amended Revolving Credit Facility contains restrictive covenants that include among other things: (a) restrictions on the payment of dividends, (b) a minimum relationship between EBITDA and (i) interest expense, (ii) total debt and (iii) senior debt and (c) a minimum level of consolidated net worth, as defined.

Recent Developments

Name Change

On May 20, 2002, we announced plans to change our corporate name to Kerzner International Limited. We anticipate finalizing the name change on or before July 1, 2002 at which time our stock, which currently trades on the New York Stock Exchange under the symbol “SIH”, will be listed under the new ticker symbol “KZL”. The name change is being implemented in accordance with agreements related to the restructuring of our former major shareholder, SIIL, which was announced in July 2001. See “Item 7. Major Shareholder and Related Party Transactions”. There will be no change in our management or worldwide operations as a result of the name change.

Shelf Registration

On May 22, 2002, we announced that we filed a universal shelf registration statement with the SEC relating to the sale of up to $500 million in securities. The shelf registration statement allows us the flexibility as to the type of security we could choose to sell in the future, including various types of debt securities, ordinary shares, preference shares and warrants, and replaces our 1997 Shelf Registration which related only to debt securities. See “Item 5. Operating and Financial Review and Prospects – (B) Liquidity, Capital Resources and Capital Spending – 1997 Shelf Registration”. We may also utilize the shelf registration statement to register secondary sales of ordinary shares by selling shareholders. At present, we do not have any plans to issue any additional debt securities, ordinary shares, preference shares or warrants pursuant to this shelf registration.

The registration statement filed with the SEC has not yet become effective. The securities registered under this registration statement may not be sold, nor may offers to buy the securities be accepted, prior to the time the registration statement becomes effective. Following the effective date of the shelf registration, the securities may be offered from time to time directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.

Private Offering of $200 Million of Senior Subordinated Notes

On May 20, 2002, we completed a private offering of $200 million of additional 8 7/8% Senior Subordinated Notes to “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933, and pursuant to offers and sales that occur outside the United States in accordance with Regulation S under the Securities Act. The senior subordinated notes were not registered under the Securities Act or under the state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. We are obligated under a registration rights agreement to complete an exchange offer with respect to these notes within 210 days from the closing. The proceeds from these senior subordinated notes have been and will be used to repay the 9% Senior Subordinated Notes pursuant to the Tender Offer and Consent Solicitation described below.

Tender Offer and Consent Solicitation

On May 8, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 9% Senior Subordinated Notes. The tender offer was made pursuant to an Offer to Purchase and Consent Solicitation Statement (the “Statement”) and a related Letter of Transmittal and Consent, dated May 8, 2002. The tender offer is scheduled to expire at midnight, New York City time, on June 4, 2002, unless extended to a later date or time or earlier terminated. In conjunction with the tender offer, we solicited consents to proposed amendments to the indenture governing the 9% Senior Subordinated Notes. The proposed amendments would eliminate substantially all of the restrictive covenants and certain events of default from the indenture governing the notes. Holders that tender their notes will be required to consent to the proposed amendments, and holders that consent to the proposed amendments will be required to tender their notes.

Subject to conditions specified in the Statement, the total consideration to be paid for each properly delivered consent and validly tendered note received (and not properly revoked) on or prior to 5:00 p.m., New York City time, on Monday, May 20, 2002 and accepted for payment is $1,045.00 per $1,000.00 of principal amount, plus accrued and unpaid interest. The total consideration for each note tendered includes an early consent premium of $20.00 per $1,000.00 of principal amount of notes payable only to those holders that tender their Notes on or prior to 5:00 p.m., New York City time, on Monday, May 20, 2002 (and do not withdraw their tender). Holders who tender their notes after that time but prior to the expiration of the tender offer will receive $1,025.00 per $1,000.00 of principal amount of notes validly tendered and accepted for payment, plus accrued and unpaid interest.

We have called for redemption, in accordance with the terms of the indenture governing the notes all notes that remain outstanding at this time, at the applicable redemption price of $1,045.00 per $1,000.00 of principal amount thereof, plus interest accrued to the redemption date.

On May 21, 2002, we announced that we had received the tenders and consents required to eliminate or modify the restrictive covenants pursuant to the indentures. As of the Consent Date, approximately 93% of the 9% Senior Subordinated Notes were received and accepted for payment by us. Accordingly, on May 21, 2002, we paid a total consideration of $1,045 per $1,000 aggregate principal amount of Notes plus accrued interest through the Consent Date, which amounted to approximately $188.4 million. Furthermore, the Company and the trustee have executed a supplemental indenture containing certain amendments to the indenture as described in the Statement.

Trading Cove New York

Through a wholly-owned subsidiary, we own 50% of Trading Cove New York, LLC (“TCNY”), a Delaware limited liability company. In March 2001, TCNY entered into a Development Services Agreement (the “Development Agreement”) with the Stockbridge-Munsee Band of Mohican Indians (the “Stockbridge-Munsee Tribe”) for the development of a casino project (the “Project”) in the Catskill region of the State of New York (the “State”). The Development Agreement was amended and restated in February 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in the State, but is federally recognized and operates a casino on its reservation in Wisconsin and has a land claim pending in the U.S. District Court for the Northern District of New York against the State.

Pursuant to the Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Project. As compensation for these services, TCNY will earn a fee of 5% of revenues, as defined in the Development Agreement, beginning with the opening of the Project and continuing for a period of twenty years. TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, County of Sullivan (the “County”), of which approximately 333 acres are currently designated for the Project. In February 2002, the Stockbridge-Munsee Tribe filed a Land to Trust Application with the U.S. Department of the Interior, Bureau of Indian Affairs (the “BIA”), for the Project site properties. Should the BIA approve the Land to Trust Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

In October 2001, the State enacted legislation authorizing up to three Class III Native American casinos in the counties of Sullivan and Ulster and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by the State and applicable Native American tribes (Chapter 383 of the Laws of 2001). In January 2002, a lawsuit was filed in the Supreme Court of the State of New York (Index No. 719-02) by various plaintiffs against New York Governor George Pataki, the State of New York and various other defendants alleging that Chapter 383 of the Laws of 2001 violates the New York State Constitution. Motions to dismiss the litigation were filed in April 2002 and are pending.

In January 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the Project may have on the County and other local government subdivisions within the County. The payments will not commence until after the opening of the Project.

The Project is contingent upon the receipt of numerous federal, state and local approvals to be obtained by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with the State, which approvals are beyond the control of TCNY. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe.

Proposed Sale of 50% of Internet Gaming Subsidiary

On February 15, 2002, Sun International and Station Casinos, Inc. (“Station Casinos”) entered into an agreement pursuant to which Station Casinos will purchase a 50% interest in SunOnline Limited, our internet gaming subsidiary. Each company will have equal board representation and SunOnline will be the exclusive vehicle for both Sun International and Station Casinos to pursue the internet gaming business in certain jurisdictions. Currently, the purchase price is estimated at $7.0 million which is subject to change based on SunOnline’s results of operations between now and the closing of the transaction. We expect the transaction to close by the third quarter of 2002. The transaction is subject to a number of conditions, including regulatory approvals.

(B)   Business Overview

We are a leading developer and operator of premier destination casino resorts and luxury hotels. In our destination casino resort business, we own and operate the Atlantis Paradise Island resort and casino complex (“Atlantis”) located in The Bahamas. We also developed and receive certain revenue from Mohegan Sun in Uncasville, Connecticut. In our luxury resort hotel business, we operate eight beach resorts at locations in Mauritius, Dubai, the Maldives and The Bahamas. Also, as described above, we are in the early stages of an internet gaming venture, which was in the testing phase through the end of 2001 and commenced operations effective January 2002.

The Properties

The Bahamas

Through certain Bahamian subsidiaries (the “Bahamian Operations”), we own approximately 600 acres or almost 70% of Paradise Island, on some of which we own and operate Atlantis, our flagship property. Atlantis is a 2,317-room, ocean-themed destination casino resort located on Paradise Island, The Bahamas. Atlantis features three interconnected hotel towers, the Royal Tower, the Coral Tower and the Beach Tower, all built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air aquarium. Atlantis also features a 100,000 square foot entertainment complex containing approximately 1,000 slot machines and 80 table games, 17 restaurants, approximately 100,000 square feet of convention space, a sports center, over 30,000 square feet of high-end retail space and a 63-slip, full service marina. We also own and operate the Ocean Club Resort, a high-end luxury resort hotel with 106 rooms and suites located on Paradise Island, as well as the Ocean Club Golf Course, a water plant, and other improvements on Paradise Island. We own approximately 100 acres of undeveloped land, which is available for sale or development.

Casino hotel and related revenues earned at our properties on Paradise Island in The Bahamas for the years ended December 31, 2001, 2000 and 1999 were $472.3 million, $471.2 million and $441.1 million, respectively. In addition, in 2001 and 2000, we earned real estate related revenues of $9.8 million and $108.7 million, respectively, from the sale of homesites in The Bahamas and $1.4 million and $3.4 million, respectively, of management fees for services provided to Harborside at Atlantis, described below.

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

During 1999, we completed several development projects including a 30,000 square foot retail link connecting the Coral Towers to the new entertainment center, the new porte cochere for the Coral Towers, an 1,800 car parking garage, a new laundry facility, a Bahamian arts and crafts market and a sports center, which includes an 18-hole putting course and a tennis center. These projects cost approximately $100 million. In addition, as part of a 1998 expansion project, we completed the conversion of a previously existing 30,000 square foot casino space into a convention center.

In September 1999, Paradise Island was hit by Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating. The Paradise Island properties suffered approximately $45 million of property damage. At Atlantis, 230 rooms were taken out of service for three months and the Ocean Club, described below, was closed for approximately three and one half months. We had full property and business interruption insurance coverage and remedial work was completed by year-end 1999. Hurricane Floyd was the first significant hurricane to hit Paradise Island in over thirty years.

During 2000, we completed the redevelopment of the Paradise Island Golf Course into a first class championship venue, designed by Tom Weiskopf. The redevelopment included a new clubhouse and development of the infrastructure to support the Ocean Club Estates housing development, which comprised 121 luxury homesites surrounding the golf course. As of December 31, 2001, although a few lots are pending final closing, all of the available homesites have been sold.

In addition to Atlantis and the Paradise Island Golf Club, our Paradise Island operations include the Ocean Club, a high-end luxury resort hotel with 106 guest rooms including an addition completed in 2000. The addition to the Ocean Club comprised 50 luxurious rooms, including ten deluxe suites, as well as a new beachfront restaurant and significant enhancements to the existing pool and garden areas. The cost of developing the golf course, the infrastructure at Ocean Club Estates and the addition to the Ocean Club was approximately $113.8 million

During the second half of 2000, we completed an extensive capital expenditure program of approximately $20 million at Atlantis’ Beach Tower. This program included the renovation of all of the Beach Tower’s 425 rooms and improvements to certain public spaces.

During 2001, we completed a major capital expenditure program of approximately $20 million to complete renovations at the Ocean Wing of Atlantis’ Coral Towers. This included the renovation of approximately 400 rooms, including improvements to certain public spaces.

Through our Bahamian Operations, we also own and operate shops, restaurants, bars and lounges, tennis courts and other resort facilities on Paradise Island, as well as roads and other land improvements on Paradise Island, and a water and sewage system which serves, at stated charges, substantially all facilities on Paradise Island, including non-affiliated customers

As described under “Item 4 (A) History and Development of the Company”, we and Vistana each have a 50% interest in Harborside at Atlantis. Construction of 82 two bedroom units was completed in February 2001 and sales of the timeshare units began in May 2000. As of the first quarter, approximately 50% of the inventory has been sold. As part of its joint venture agreement, we contributed land and Vistana contributed cash based on the number of timeshare units to be developed.

Our Bahamian Operations own a 100-room beachfront resort hotel, Paradise Paradise. This property was closed to the public in September 1998 and has been used since then to house expatriate employees, primarily construction staff.

We previously had plans for an additional 700-room Phase III hotel project at Atlantis. However, considering our available development resources and alternative uses of capital, we have postponed this project and as a result, annual tax incentives of approximately $3.0 million pursuant to our agreement with the Bahamian Government have been suspended. See “Certain Matters Affecting the Company’s Bahamian Operations-Heads of Agreement” below for a description of these tax incentives. In the event we begin construction of the Phase III project, these tax incentives will be prospectively reinstated. Although we currently have no plans to proceed with the Phase III development, we will continue to consider the results at our Paradise Island operations as well as general business trends and alternative uses of our capital in determining the timing of proceeding with Phase III.

Atlantic City

As previously described, we sold Resorts Atlantic City on April 25, 2001. However, we continue to own approximately 13 acres of additional land available for development immediately adjacent to Resorts Atlantic City. This land is included in the Atlantic City Option and, effective April 25, 2001, is leased to Colony for a fee of $100,000 per month.

Casino hotel and related revenues earned at Resorts Atlantic City for the years ended December 31, 2000 and 1999 were $258.0 million and $243.1 million, respectively.

In July 1999, we completed a renovation of Resorts Atlantic City, which included extensive renovations to the casino floor, hotel lobby, guest rooms and suites, room corridors, restaurants, the hotel porte cochere, public areas and the addition of a new VIP player lounge. The total cost of the 1999 expansion was approximately $48 million. In 2000, we completed a further renovation of the casino, which included construction of a new nine-bay bus depot, a waiting area with seating for approximately 250 patrons and various other amenities. Additionally, the casino floor was expanded to include additional slot machines. The total cost of this project, including the new slot machines, was approximately $7.0 million.

Connecticut

For the years ended December 31, 2001, 2000 and 1999, we received payments from TCA in the amount of $27.4 million, $23.6 million and $39.3 million, respectively.

As is described under “Item 4 (A) History and Development of the Company”, we have a 50% interest in, and are a managing partner of, TCA. Until December 31, 1999, under the Management Agreement, TCA received between 30% and 40% of the net profits, as defined, of Mohegan Sun.

Effective January 1, 2000, pursuant to the Relinquishment Agreement, TCA receives payments of five percent of the gross revenues of the Mohegan Sun Resort Complex for a 15-year period. Pursuant to subcontracts for management services, organization and administrative services and marketing services provided to TCA, we receive certain priority payments from TCA. In addition, for seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the profits it receives pursuant to the Relinquishment Agreement as a priority payment prior to making pro rata distributions to its partners.

In 1998, the Mohegan Tribe appointed TCA to develop its $1 billion expansion of Mohegan Sun for a fee of $14 million. Prior to the expansion, Mohegan Sun featured a 176,500 square foot casino with 3,655 slot machines and 158 table games, as well as guest parking for 7,500 cars. The expansion includes an additional 119,000 square foot casino containing 2,564 slot machines and 82 table games, a 34-story, 1,200-room luxury hotel, 100,000 square feet of convention space, a 10,000-seat arena, 4,600 additional parking spaces, 130,000 square feet of retail space, specialty retail shops and additional restaurants. The new casino opened in late September 2001, the convention space and majority of the hotel rooms opened in April 2002, and the remainder of the expansion is expected to open by April 2002.

We believe the Native American-themed Mohegan Sun is one of the premier casino gaming properties in the Northeast and one of the most profitable casinos in the United States. The property incorporates its historical Native American theme through unique architectural features and the use of natural design elements such as timber, stone and water. As a result of the expansion, the gaming area comprises approximately 296,000 square feet of gaming space and features more than 6,200 slot machines, 240 table games and 42 poker tables. We believe Mohegan Sun benefits from a superior location and strong demographics. It is located approximately one mile from the interchange of Interstate 395 and Connecticut Route 2A in Uncasville, Connecticut and is within 150 miles of approximately 22 million adults. The Mohegan Tribe spent approximately $40 million for infrastructure improvements providing direct highway access to the property from Boston, Providence and New York.

We are one of two managing partners of TCA. All decisions of the managing partners require the concurrence of us and the other managing partner, Waterford Gaming, LLC. In the event of deadlock there are mutual buy-out provisions.

Indian Ocean Resorts

In Mauritius, we manage and own interests in five beach resorts (“Indian Ocean Resorts”) including the 175-room Le Saint Geran Hotel (“Le Saint Geran”), the 200-room Le Touessrok Hotel & Ile Aux Cerfs (“Le Touessrok”), the 248-room La Pirogue Hotel (“La Pirogue”), the 333-room Le CoCo Beach (“Le CoCo Beach”) and the 238-room Sugar Beach Resort Hotel (“Sugar Beach”). We earned management fees for services provided to the Indian Ocean Resorts for the years ended December 31, 2001, 2000 and 1999 of $6.8 million, $7.5 million and $6.5 million, respectively.

Through June 16, 2000, we owned a 22.8% interest in Sun Resorts Limited, the Mauritius company that owns and operates the Indian Ocean Resorts. Effective June 16, 2000, Sun Resorts Limited issued additional shares of stock under a rights issue in which we did not take up our rights, effectively reducing our ownership interest to 20.4%. Until late 2000, Sun Resorts Limited also owned the 187-room Le Galawa Beach Resort (“Le Galawa”) in the Comoro Islands. In November 2000, Le Galawa was sold to an unaffiliated party. Mauritius is a tropical island located in the Indian Ocean approximately 1,200 miles from the east coast of mainland Africa.

The resorts in Mauritius are marketed primarily to luxury and mid-market tourists from Europe and southern Africa. Le Saint Géran and Le Touessrok offer deluxe accommodations and are acknowledged by the European travel trade to be among the finest beach resorts in the world. Le Saint Geran was voted “Best Hotel of the Year 2002” by Tatler magazine in the United Kingdom. The Conde Nast Awards for Tourism recently rated Le Touessrok as the number one beach resort in the world and Le Saint Geran was also included in the top ten. La Pirogue, Le CoCo Beach, and Sugar Beach cater to mid-market and budget travelers.

Le Saint Geran was closed in April 1999 for reconstruction and reopened in December 1999. The 175 rooms at Le Saint Geran include 162 suites, 12 rooms and an island-style home villa. Le Touessrok was closed in January 2002 for renovations and is expected to re-open at the end of 2002.

Mauritius’ tourist industry mainly comprises visitors from Great Britain, Germany, France, Italy and South Africa. Scheduled air service to and from Mauritius is provided through scheduled flights on numerous airlines including Air France, British Airways, Cathay Pacific, Singapore Airlines, Air India, Air Mauritius, Condor and South African Airlines. Sun Resorts Limited is a leading resort operator at the upper end of the market.

Pursuant to the management agreements with the Indian Ocean Resorts, we provide comprehensive management services under individual management agreements with each of Le Saint Géran, Le Touessrok, La Pirogue, Sugar Beach and Le CoCo Beach. The term of each of these management agreements (the “Indian Ocean Management Agreements”) continues through December 2008.

Under each of the Indian Ocean Management Agreements, we receive a management fee calculated as a percentage of revenues (2%) and adjusted EBITDA (15%). We also receive project-consulting fees charged at 2.5% of the total project costs for construction and refurbishment at each resort.

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

Dubai

We earned management fees for services provided to the Royal Mirage Hotel for the year ended December 31, 2001, 2000 and for the four months of operation in 1999 of $1.1 million, $1.2 million and $.5 million, respectively.

In 1999, we entered into an agreement to manage the Royal Mirage Hotel in Dubai, which opened in August 1999. The Royal Mirage Hotel is a luxury 258-room hotel built to resemble an Arabian fortress on Jumeira Beach in Dubai. The agreement has a term of twenty years from the opening of the hotel. Under the terms of the management agreement, we receive a management fee calculated as a percentage of revenues (1.5%) and gross operating profits, as defined (10%). The management fee schedule may be renegotiated after ten years. The owner of the Royal Mirage Hotel has retained us to develop an additional 240 rooms to the property, which will also be managed by us. The expansion is expected to be completed by December 2002.

Maldives

In July 2001, we entered into an agreement to manage Kanuhura. Kanuhura is a 120-room luxury resort located on Kanuhura Island in the Maldives, approximately 600 miles southwest of the southern tip of India. Under the terms of the management agreement, we receive a management fee calculated as a percentage of revenue (1.0%) and gross operating profit, as defined (10%). Pursuant to the management agreement, we waived certain of these fees for the six-month period ended December 31, 2001, and therefore, revenues earned by us in this period were minimal.

Effective August 1, 2001, we acquired a 25% ownership interest in Kanuhura for approximately $3.8 million.

Internet Gaming

In February 2001, we entered into an agreement with Boss Media AB to develop an internet gaming software solution. Through a wholly owned subsidiary, SunOnline, we designed our website and developed and implemented systems and procedures to exclude play from jurisdictions where internet gaming is illegal, such as the United States. From August to December 2001, we operated the site on a test basis without live wagering to determine the viability of the business and the effectiveness of our systems to maintain compliance with all applicable laws. Costs incurred during 2001 in connection with internet gaming are included in pre-opening expenses in the accompanying consolidated statements of operations. In September 2001, we were awarded one of the first three online gaming licenses granted by the Isle of Man. In January 2002, our internet gaming subsidiary became the first Isle of Man licensee to commence live gaming operations when it launched www.CasinoAtlantis.com, our internet wagering site. As described under “Item 4. (A) History and Development of the Company - Recent Developments”, in February 2002, we entered into an agreement with Station Casinos to sell 50% of our internet gaming subsidiary to Station Casinos.

Florida

Our indirect wholly-owned subsidiary, Sun International Resorts, Inc. (“SIRI”), a Florida corporation, together with its subsidiaries based in Florida, provides general and administrative support services, marketing services, travel reservations and wholesale tour services for the our Paradise Island operations.

France

Through an indirect wholly-owned subsidiary, we own a tour operator company in France, Sun Vacances. Sun Vacances primarily services patrons in France, and offers reservations services for travel to the Indian Ocean Resorts, the Royal Mirage Hotel in Dubai and Kanuhura in the Maldives.

Seasonality and Weather

Our business has historically been seasonal, with the largest number of patrons visiting The Bahamas and Mauritius during late December and the first three months of the calendar year. Accordingly, our revenues and operating profits have historically been higher during the first calendar quarter than in successive quarters. In addition, The Bahamas and Mauritius are subject to tropical weather and storms, which, if severe, can interrupt the normal operations and affect tourism. Similarly, inclement weather can adversely affect the revenues that we derive from Mohegan Sun as the principal means of transportation to this property is by automobile or bus. Higher revenues and earnings are typically realized from the Connecticut operations during the middle third of the year.

During the third and fourth quarter of 1999, our Bahamian operations were negatively impacted by the effects of Hurricane Floyd in September 1999. The property sustained approximately $45 million of property damage, for which remedial work was completed by year-end 1999, and experienced a number of customer cancellations. We were fully insured for property loss and business interruption. We expect to remain fully insured against property and business interruption damage resulting from storms. However, as a result of Hurricane Floyd, as well as substantial losses experienced by the overall insurance industry throughout the past year, effective July 1, 2000, we incurred substantial increases in our insurance premiums paid. In November 2001, Hurricane Michelle, a category one hurricane, moved through The Bahamas. Although there was no disruption in our operations caused by the storm, our properties suffered approximately $25 million in damage that was also significantly covered by our insurance policies.

Competition

General

The resort and casino industries are highly competitive. Our destination casino resorts compete with other resorts and casinos, including land-based, riverboat, dockside and cruise ship on-board casinos and other forms of gaming, as well as other forms of entertainment. Our luxury resort hotels compete with other resorts and hotels located in markets where we conduct business. We believe the ability to compete effectively in these industries is based on a number factors, including the scope, quality, location and accessibility of facilities, the effectiveness of marketing efforts, customer service, the relative convenience of available transportation, service and the quality and price of rooms, food and beverages, convention facilities and entertainment.

The Bahamas

Our Paradise Island operations compete with cruise ships and other hotels and resorts, on Paradise Island, New Providence, Grand Bahama Island and the neighboring Caribbean islands. We estimate that there are approximately 8,500 rooms on Paradise Island and New Providence combined, of which approximately 4,000 are located on Paradise Island, including 2,423 in hotels owned and operated by us. The Nassau Marriott, our primary competitor in The Bahamas, is an 867-room resort and casino.

We also compete with The Resort and Casino at Bahamia and Our Lucaya, both located on Grand Bahama Island, approximately 40 minutes by air from Paradise Island. The Resort and Casino at Bahamia includes a 20,000 square foot casino, a 965-room hotel, restaurants and other leisure facilities. Our Lucaya includes a 1,350-room hotel and a new 35,000 square foot casino that is not yet open.

Connecticut

The Connecticut market is the fourth largest gaming market in the United States, with approximately 22 million adults within 150 miles of Mohegan Sun. Mohegan Sun and Foxwoods Resort and Casino (“Foxwoods”), at present are the only two casinos in the Connecticut market. Foxwoods has approximately 6,600 slot machines, and for the year ended December 31, 2001 reported slot revenue of approximately $783 million. The Oneida Nation operates a casino near Syracuse, New York and other Native American tribes in the states of New York, Rhode Island, Massachusetts and Connecticut are seeking approvals to establish gaming operations which would further increase competition, particularly for day-trip patrons. Mohegan Sun also competes with Atlantic City and several small Native American gaming facilities throughout the northeast United States.

In Connecticut, under the tribal-state compacts between the State and each of the Mohegan Tribe and the other Native American casino in the State, Mohegan Sun is subject to a 25% gaming fee on slot revenues payable to the State of Connecticut so long as the State does not issue any further licenses for gaming operations with slot machines or other commercial casino games (other than to a Native American tribe on Native American land). In March 2000, two additional Native American tribes in Connecticut, the Eastern Pequots and the Paucatuck Eastern Pequots, received a proposed positive recommendation by the Federal Bureau of Indians Affairs (the “BIA”) to receive federal recognition as tribes. The applications for federal recognition are pending and the federal district court ordered the BIA to make a final determination on federal recognition by early December 2001, however, the court granted the BIA a six-month extension to make a final decision. If either of the two tribes receives federal recognition, they could seek to obtain trust land and approvals to conduct casino gaming in Connecticut. In addition, two other Connecticut tribes have filed a letter of intent to petition the BIA for federal recognition, which are being actively considered.

Mauritius

In the Indian Ocean market, we primarily compete with other resorts on the islands in which we operate as well as other locations offering vacations to tourists from Europe, southern Africa and parts of Asia. Sun Resorts Limited owns five major hotels in Mauritius. In the luxury end of the Mauritian hotels market, Sun Resorts Limited owns two of the seven luxury hotels and offers a total of 375 of the approximately 1,000 rooms in Mauritius. Sun Resorts Limited faces more competition for the middle-market La Pirogue, Sugar Beach and Le CoCo Beach hotels.

Maldives

Kanuhura, a five star resort, competes with other resorts on the Maldives islands as well as other locations offering vacations to tourists from Europe, Southern Africa, and parts of Asia. Kanuhura primarily competes with the four other five star resorts in the Maldives. In this market, Kanuhura offers approximately 23% of the 489 available rooms.

Dubai

The premium leisure market in Dubai is mainly centered on the exclusive Jumeria Beach “golden mile”, which currently is host to seven competing five star hotels. Each hotel has its own theme and particular leisure market niche. For example, the Royal Mirage focuses on the higher spending leisure traveler aged 40-65 seeking tranquility, the 600-room Jumeira Beach Hotel focuses on the family and group incentive market, while the 500-room Royal Meridien focuses on the middle spending leisure holiday market. Royal Mirage’s 258 rooms account for over 10% of the beach rooms and has a distinctive local Arabian architecture and theme.

Certain Matters Affecting Our Bahamian Operations

Airline Arrangements

The majority of patrons at our resorts on Paradise Island arrive through Nassau International Airport located on New Providence Island. This large facility is served by several carriers offering scheduled jet service from New York, Atlanta, Toronto, Miami and other cities. Ground transportation is facilitated by two bridges linking Paradise Island and New Providence Island.

Union Contract Arrangements

In The Bahamas, approximately 3,900 employees are represented by The Bahamas Catering and Allied Workers Union (the “Union”). The Bahamian Operations participate in The Bahamas Hotel Employers Association (the “Association”), which represents resort operators in the Paradise Island-New Providence Island area. The Association’s existing contract with the Union expires January 1, 2003. Labor relations in The Bahamas have not been stable over the last few years with occasional work stoppages occurring, not only at Atlantis, but also at publicly run entities, such as the Bahamian Electric Corporation and Bahamas Telephone Company. As the country’s largest private employer, we are often the target of labor disputes.

Casino License

Paradise Enterprises Limited, (“PEL”), a subsidiary that is part of the Bahamian Operations is currently licensed to operate the Atlantis Casino under the Bahamian Gaming Act (the “Gaming Act”). In accordance with Bahamian casino licensing requirements, PEL is obligated to have its casino license renewed annually by the Gaming Board. In addition, other than an existing contingent obligation to grant two casino licenses, the Bahamian Government agreed that it will grant no new casino licenses with respect to gaming operations on Paradise Island or New Providence Island until 2013, provided that our Bahamian Operations achieve 75% of our projected minimum employment growth of 2,000 full-time jobs in connection with our expansion and development plans by year ten of the renewal period. The current level of employment at our Bahamian Operations meets this condition.

Basic License Fee

Currently, the Gaming Act provides for taxes on casino revenues consisting of an annual basic license fee of $200,000.

Casino Win Tax

In replacement of the higher gaming taxes and fees previously payable, the Bahamian Government agreed, beginning January 1, 1998 until December 2018, to set annual casino license fees at $100,000 per thousand square feet of casino space, plus a minimum annual casino win tax of $4.3 million on all gaming win up to $20 million and 10% on all gaming win over $20 million. Additionally, during the 11 years beginning 1998, the Bahamian Government agreed to reduce the annual casino license fees by $5 million and reduce by 50% the win tax to be paid on gaming win over $20 million. These terms are subject to an agreement with the Bahamian Government described below under “Heads of Agreement”. As described below, effective July 1, 2000, these additional incentives are not currently realized.

The following table summarizes, for the periods shown, the taxes and fees paid or accrued by our Bahamian Operations under the Gaming Act and certain agreements with the Bahamian Government:

                                                     Years Ended December 31,
                                            ---------------------------------------------
                                                2001            2000            1999
                                            -------------   -------------   -------------

Casino win                                   $10,749,000     $10,719,000      $9,631,000
Basic license and operating fees                 200,000         200,000         200,000
                                            -------------   -------------   -------------
    Total                                    $10,949,000     $10,919,000      $9,831,000
                                            =============   =============   =============

Heads of Agreement

We have an agreement with the Bahamian government, which we refer to as the Heads of Agreement, that governs our gaming taxes and fees in The Bahamas and provides us with certain tax incentives to encourage us to further expand Atlantis. Under this agreement, we currently pay an annual license fee of $100,000 per thousand square feet of casino space, a minimum annual casino win tax of $4.3 million on all gaming win up to $20.0 million and a 10% gaming tax on all gaming win over $20.0 million. Subject to the condition described below, the agreement also provides for tax incentives consisting of a $5.0 million reduction of annual casino license fees and a 50% credit against all win tax on win over $20.0 million until 2009. This tax structure became effective January 1, 1998.

In order to secure the tax incentives, we were obligated to begin construction of at least 562 rooms on Paradise Island in place of the Pirate’s Cove Beach Resort (a 562-room hotel on Paradise Island) which we demolished during the fourth quarter of 1998. We had plans for an additional 700-room Phase III hotel project at Atlantis, which would have satisfied this condition. However, considering its available development resources and alternative uses of capital, we postponed this project. As a result, in June 2000, we were notified by the Bahamian Government that these additional incentives would not be currently realized. Effective July 1, 2000, as described below, the casino win tax reverted back to the structure in place prior to January 1, 1998, as follows: there is no change in the win tax on gaming win up to $20 million, however, we incur 12.5% win tax on gaming win between $20 million and $120 million, and 10% win tax on gaming win in excess of $120 million. The $5 million annual reduction of fees stills applies; however, in lieu of the 50% credit on win tax to be paid on gaming win over $20 million, we will receive a 45% credit on win tax to be paid on gaming win between $20 million and $120 million. The effect of these changes is expected to approximate a $3 million per year increase in gaming win tax. Under our agreement with the Bahamian Government, the additional tax incentives will be prospectively reinstated in the event we begin construction of these additional rooms. Currently, we are considering proceeding with the Phase III development, which is expected to be a 1000-room hotel that will cater to the middle market customer segment.

The agreement also provides for a new five-year joint marketing agreement, pursuant to which the Bahamian Government shall match our contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media.

Pursuant to the Heads of Agreement, SIIL has agreed to control a majority of our Board of Directors through June 30, 2004. As described in “Item 7 - Major Shareholders and Related Party Transactions – Restructuring of Relationship with Majority Shareholder”, SIIL has been dissolved. However, in accordance with this restructuring, the term of our current directors has been extended until our annual general shareholders meeting in 2004, which we believe will satisfy this requirement.

The Commonwealth of The Bahamas

The Commonwealth of The Bahamas had a population of approximately 300,000 in 2001. The Bahamas includes approximately 700 islands, 29 of which are inhabited, and extends from east of the Florida coast to just north of Cuba and Haiti. Over 60% of the population lives on New Providence Island, where Nassau, the capital of The Bahamas, is located. The Bahamas first obtained internal self-government in 1964 and became an independent nation within the British Commonwealth in 1973. The first elections under universal adult suffrage were held in November 1962. The former government was first elected in 1992 and re-elected in March 1997, having succeeded a government that was in power for over 20 years. Most recently, on May 2, 2002 general elections were held and a new government installed including a new Prime Minister and Deputy Prime Minister. The official language is English.

The currency of The Bahamas has been tied to the U.S. dollar since 1970 with an official exchange rate of U.S. $1.00 equal to 1.00 Bahamian dollar.

The Ministry of Tourism spends over $35 million annually to promote The Bahamas and in recent years the government has made large investments in the expansion of both Nassau Harbor and Nassau International Airport.

Sales and Marketing

Our marketing goal is to drive demand direct from the consumer through high profile public relations, publications and special events promotions and advertising. To support our operations in The Bahamas, we maintain an inventory of rooms for distribution through our tour operator, PIV, Inc. For the year ending December 31, 2001, PIV, Inc. generated tour operations revenues of approximately $33.2 million as compared to $36.3 million for 2000. Similarly our operations in the Mauritius, Dubai and the Maldives are supported through our own network of European marketing offices. In addition, we channel distribution for all of our operations through primary wholesalers in the travel agent community with a favorable commission structure.

We spent approximately $20 million in 2001 on sales and marketing for our operation in The Bahamas and expect to spend a similar amount in 2002. Pursuant to the Heads of Agreement, described above under “Certain Matters Affecting Our Bahamian Operations-Heads of Agreement”, we receive $4.0 million per year from the Bahamian Government toward the direct costs related to certain marketing events, public relations activities and the production and placement of advertisement in all media through 2003.

Certain Matters Affecting Our Connecticut Operations

Regulation

The Mohegan Tribe is a federally recognized Native American Indian tribe with approximately 1,100 members, whose federal recognition became effective May 15, 1994. In May 1994, the Mohegan Tribe and the State of Connecticut entered into a gaming compact to authorize and regulate Class III gaming operations (slot machines and table games). Under this tribal-state compact, Mohegan Sun is subject to a 25% gaming fee on slot revenues payable to the State of Connecticut so long as the State does not issue any further licenses for gaming operations with slot machines or other commercial casino games (other than to a Native American tribe on Native American land). TCA managed the development and construction and, until December 31, 1999, managed the operation and marketing of Mohegan Sun.

Each of the partners of TCA and certain employees of Mohegan Sun must be licensed by relevant tribal and state authorities. Each of the partners of TCA has received a gaming license from the Commissioner of Revenue Services of the State of Connecticut. In addition, gaming licenses or management agreements held or subsequently acquired by us pursuant to applicable law and regulations, including the IGRA and the National Indian Gaming Commission (the “NIGC”) regulations, may require review, approval or licensing of any person or entity directly, or indirectly possessing or acquiring 10% or more of our equity securities (a “Substantial Interest”). The NIGC may be required to review and approve any such person or entity and make a finding of suitability pursuant to the IGRA and NIGC regulations. If the NIGC were to determine that a person or entity holding a Substantial Interest in a gaming management agreement was unsuitable, prior approval of the management agreement could be revoked, subsequent approvals or renewals could be blocked and certain required gaming licenses could be suspended, rescinded or denied.

Priority Payments

Pursuant to subcontracts for management services, organization and administrative services and marketing services provided to TCA, prior to January 1, 2000 we received certain priority payments from TCA. Each of these priority payments was paid from TCA’s management fees prior to the pro rata distribution to TCA’s partners of TCA’s profits. Furthermore, for seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the profits it receives each year pursuant to the relinquishment agreement as a priority payment prior to making pro rata distributions to its partners

Waiver of Sovereign Immunity

Pursuant to the Management Agreement and the Relinquishment Agreement, the Mohegan Tribe has waived sovereign immunity for the purpose of permitting, compelling or enforcing arbitration and has agreed to be sued by TCA in any court of competent jurisdiction for the purpose of compelling arbitration or enforcing any arbitration or judicial award arising out of TCA’s agreement with the Mohegan Tribe. The parties have agreed that all disputes and claims arising out of TCA’s agreement with the Mohegan Tribe or the Mohegan Tribe’s gaming ordinance will be submitted to binding arbitration, which shall be the sole remedy of the parties, and that punitive damages may not be awarded to either party by any arbitrator. The Mohegan Tribe’s waiver of sovereign immunity is limited to enforcement of monetary damages from undistributed or future net revenues of Mohegan Sun (or, under certain conditions, net revenues of other gaming operations of the Mohegan Tribe). Funds earned and paid to the Mohegan Tribe as the Mohegan Tribe’s share of net revenues prior to any judgment or award are not subject to the waiver and would not be available for levy pursuant to any judgment or award.

Gaming Disputes Court

The Mohegan Tribe’s Constitution (the “Mohegan Constitution”) provides for the governance of the Mohegan Tribe by a tribal council, in which the legislative and executive powers of the Mohegan Tribe are vested, and a constitutional review board. On July 20, 1995, the tribal council enacted a tribal ordinance creating the Gaming Disputes Court (the “Court”), which is composed of a trial and an appellate branch. The Mohegan Constitution and the tribal ordinance establishing the Court give the Court exclusive jurisdiction for the Mohegan Tribe over all disputes and controversies related to gaming between any person or entity and the MTGA, the Mohegan Tribe or TCA. The Court has been authorized by the Mohegan Constitution to consist of at least four judges, none of whom may be members of the Mohegan Tribe and each of whom must be either a retired federal judge or Connecticut Attorney Trial Referee (who is an attorney appointed by the Connecticut Supreme Court).

New Jersey Gaming Regulation

As a result of the Resorts Atlantic City Sale, effective April 25, 2001, we no longer operate a casino in Atlantic City. However, as the lessor of real estate in Atlantic City to Colony, SINA is required to maintain a casino service industry license.

Environmental Matters

We are subject to federal, state and local laws and regulations that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, past spills, disposals or other releases of hazardous substances (together, “Environmental Laws”). From time to time, our operations have resulted or may result in certain noncompliance with applicable Environmental Laws. However, we believe that any such noncompliance would not have a material adverse effect on the our financial position, results of operations or cash flows.

The Mohegan Sun site was formerly occupied by UNC, a naval products manufacturer of, among other things, nuclear reactor fuel components. UNC’s facility was officially decommissioned on June 8, 1994, when the Nuclear Regulatory Commission (the “NRC”) confirmed that all licensable quantities of special nuclear material (“SNM”) had been removed from the Mohegan Sun site and that any residual SNM contamination was remediated in accordance with the NRC-approved decommissioning plan.

From 1991 through 1993, UNC commissioned an environmental consultant to perform a series of environmental assessments on the Mohegan Sun site, including extensive soil investigations and groundwater monitoring. The environmental assessments detected, among other things, volatile organic chemicals, heavy metals and fuel hydrocarbons in the soil and groundwater. Extensive remediation of contaminated soils and additional investigations were then completed. Although the Mohegan Sun site currently meets applicable remediation requirements, no assurance can be given that the various environmental assessments with respect to the Mohegan Sun site revealed all existing environmental conditions, that any prior owners or tenants of Mohegan Sun site did not create any material environmental condition not known to the Mohegan Gaming Authority, that future laws, ordinances or regulations will not impose any material environmental liability or that a material environmental condition does not otherwise exist on the Mohegan Sun site. Future remediation may be necessary if excavation and construction exposes contaminated soil, which has otherwise been deemed isolated and not subject to cleanup requirements. Such remediation could adversely impact the results of operations of Mohegan Sun and therefore our results of operations and financial conditions.

In addition, the Environmental Protection Agency (the “EPA”) has named a predecessor to SINA as a potentially responsible party (“PRP”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) for the cleanup of contamination resulting from past disposals of hazardous waste at the Bay Drum site in Florida, to which the predecessor, among others, sent waste in the past. CERCLA requires PRPs to pay for cleanup of sites at which there has been a release or threatened release of hazardous substances. Courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple PRPs, the costs of cleanup typically are allocated among the parties according to a volumetric or other standard. Because we have only limited information at this time regarding this site and the wastes sent to it by the predecessor, we are unable to determine the extent of our potential liability, if any, at this site.

(C)   Organizational Structure

In July 2001, we announced the restructuring of our former majority shareholder, SIIL, and the resolution of certain matters with SIIL and certain of its shareholders (collectively the “Reorganization”). SIIL’s shareholders currently beneficially own approximately 58% of our Ordinary Shares. SIIL was itself owned in equal thirds by Kersaf, Caledonia and WLG. SIIL previously was governed by a shareholders’ agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. In connection with the Reorganization, among other things, SIIL was dissolved and the shareholders’ agreement governing SIIL was terminated. Accordingly, SIIL’s shareholders have obtained direct ownership of their Ordinary Shares. In addition, SIIL’s shareholders have agreed to, among other things, certain standstill provisions in effect through June 2006, pursuant to which each of them will refrain from proposing or consummating certain extraordinary corporate transactions involving the Company, including any merger or the sale of substantially all our assets. Pursuant to a registration rights and governance agreement, we granted certain registration rights to SIIL’s shareholders in respect of the Ordinary Shares held by them, and Kersaf has agreed to sell not less than two million of its Ordinary Shares in a registered public offering before June 30, 2002, subject to certain extensions. Kersaf operates a number of hotel, casino and resort properties in southern Africa under the Sun International name and there has been some confusion regarding the use of the Sun International name by both Kersaf and us. We agreed that, after a transition period not to exceed one year from June 30, 2001, we will cease using the names “Sun” and “Sun International”.

Set forth below is a table listing our significant subsidiaries:

                                                       Country of                  % of
 Name of Company                                      Incorporation              Ownership*
-------------------------------------------------   -----------------------    ---------------
Aberdeen Management Limited                         Channel Islands                 100%
Island Hotel Company Limited                        The Bahamas                     (1)
Paradise Beach Inn, Limited                         The Bahamas                     (4)
Paradise Enterprises Limited                        The Bahamas                     (1)
Paradise Island Limited                             The Bahamas                     (1)
PIV, Inc.                                           United States                   (3)
Purposeful BV                                       Netherlands                     (5)
Sun Cove Limited                                    United States                   (2)
Sun Cove New York, Inc.                             United States                   (2)
Sun Hotels International (Bermuda), Limited         Bermuda                         100%
Sun Hotels International Management NV              N. Antilles                     100%
Sun International Bahamas, Limited                  The Bahamas                     100%
Sun International Development Limited               The Bahamas                     (1)
Sun International Management Ltd.                   British Virgin Islands          100%
Sun International Management (UK) Ltd.              United Kingdom                  100%
Sun International Marketing, Inc.                   United States                   (2)
Sun International New York, Inc.                    United States                   (2)
Sun International North America, Inc.               United States                   100%
Sun International Resorts, Inc.                     United States                   (2)
Sun Vacances SA                                     France                          (6)
Sunonline Limited                                   The Bahamas                     100%

* % Voting Power equals % of Ownership
(1)  100% owned by Sun International Bahamas, Limited
(2)  100% owned by Sun International North America, Inc.
(3)  100% owned by Sun International Resorts, Inc.
(4)  100% owned by Paradise Island Ltd.
(5)  100% owned by Sun Hotels International Management NV
(6)  100% owned by Purposeful BV

(D)   Property, Plant and Equipment

Our headquarters and registered office are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas.

As of December 31, 2001 we own or lease properties in The Bahamas, the United States, the United Kingdom and France. Set forth below is a table listing our principal properties.

                                Owned                                                 Extent
          Name and                or         Principal                               Utilized
          Location              Leased          Use           Size      Capacity     Year 2001
------------------------------  --------  ----------------  ---------- ------------ ------------

Atlantis                         Owned    Hotel/Casino      117 acres     2,317         77%
Paradise Island, The Bahamas                                              Rooms      Occupancy

Ocean Club                       Owned    Hotel/Casino      35 acres       106          57%
Paradise Island, The Bahamas                                              Rooms      Occupancy

Ocean Club Golf Course           Owned    Golf Course       209 acres      N/A          N/A
Paradise Island, The Bahamas

Undeveloped Land                 Owned    Future            100 acres      N/A          N/A
Paradise Island, The Bahamas              Development

Undeveloped Land                 Owned    (1)               23 acres       N/A          N/A
Atlantic City, New Jersey

SIRI                            Leased    Administrative     58,000        400         100%
Ft. Lauderdale, Florida                   and Marketing      square     Employees
                                          Office and          feet
                                          Travel Agency

(1) Approximately 13 acres are included in the Atlantic City Option, and effective April 25, 2001, we lease this property to Colony for $100,000 per month. All other land that we own in Atlantic City is available for sale.

In addition to the properties listed above, we own approximately 50 acres on Paradise Island that is utilized for roads and utilities. We lease several small administration offices throughout various locations in the United States that are utilized for marketing purposes. The number of employees at each of these offices is less than ten. We lease a small administrative office in Oxfordshire, United Kingdom, as well as two offices in Paris, France, which Sun Vacances uses as a travel agency and marketing office. We also lease office space outside of Frankfurt, Germany, which we use as a marketing office.

The majority of the property we own serves as collateral to our long-term debt.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)   Operating Results

Consolidated Results

2001 vs. 2000 We recorded net income of $31.7 million in 2001 compared to a net loss of $119.1 million in 2000. In 2001, net income included the following non-recurring items: a net gain on the sale of luxury homesites at Ocean Club Estates, on Paradise Island, The Bahamas, of $6.9 million, pre-opening expenses of $6.9 million related to our internet gaming operations and the opening of the Ocean Club Golf Course and restructuring costs of $5.7 million related to severance costs incurred as a result of the termination of employees at Atlantis in the aftermath of the September 11 terrorist attacks. In 2000, the net loss included certain non-recurring items, as follows: a $229.2 million write-down of the Resorts Atlantic City property and related option to their net realizable value, $11.2 million of purchase termination costs related to the termination of our agreement to acquire the Desert Inn, $7.0 million of transaction costs incurred in connection with our self-tender offer in June 2000 and the termination of a proposal by our former majority shareholder to acquire all of our outstanding ordinary shares that it did not already own and $7.6 million of pre-opening expenses related to the expansion of Ocean Club Estates and the opening of the golf course at Ocean Club Estates. Also in 2000, we recorded a net gain of $76.4 million from the sale of luxury homesites at Ocean Club Estates. Excluding these non-recurring items, we earned net income of $37.4 million in 2001 and $59.6 million in 2000. As described below under “Atlantic City,” the results of Resorts Atlantic City are not included in our consolidated results of operations for the year 2001, whereas they are included in the year 2000. Net revenues in 2001, excluding the sale of lots at Ocean Club Estates, were $523.3 million as compared to $518.1 million, excluding the sale of lots at Ocean Club Estates and revenues earned at Resorts Atlantic City, in 2000. Operating expenses excluding non-recurring items were $441.9 million in 2001 versus $422.3 million, excluding Resorts Atlantic City, in 2000. The reduction in net income as compared to last year was largely due to a decline in earnings in the third and fourth quarter of 2001 as a result of the September 11 terrorist attacks. These variances are described in more detail below under “Segment Results”.

2000 vs. 1999. We recorded a net loss of $119.1 million in 2000 compared to net income of $69.8 million in 1999. The net loss in 2000 reflected the non-recurring items described above. Net income in 1999 included the write-off of $5.4 million of pre-opening expenses related to the 1999 renovation of Resorts Atlantic City. Net revenues in 2000, excluding the sale of homesites at Ocean Club Estates, were $776.0 million as compared to $739.0 million in 1999. Operating expenses excluding non-recurring items were $672.2 million in 2000 versus $619.1 million in 1999. Excluding non-recurring items, we earned net income of $59.6 million and $75.2 million in 2000 and 1999, respectively.

Segment Results

Segment results stated below conform to the Segment Information included in Note 18 of Notes to Consolidated Financial Statements included in this Annual Report.

Paradise Island

2001 vs. 2000. Our Paradise Island operations generated income from operations of $68.2 million in 2001, as compared to $85.7 million in 2000. Our largest property on Paradise Island is Atlantis. The decline in operating earnings of $17.5 million, or 20.4% was largely due to the effect of the September 11 terrorist attacks, which resulted in reductions in earnings generated by the casino and rooms operations, compared to 2000, of $9.8 million and $3.2 million, respectively. In addition, operating earnings in 2001 were negatively impacted by an increase in depreciation costs of $7.6 million and an increase in selling, general and administrative expense of $3.6 million. These items were partially offset by $2.0 million of business insurance proceeds received in 2001 in connection with Hurricane Michelle and an increase in earnings from other casino/hotel related items none of which were individually significant. Although Atlantis achieved a 4% increase in its average daily room rate to $252, occupancy in 2001 declined to 77% compared to 83% in 2000 due primarily to the effects of the September 11 terrorist attacks. For the first eight months of 2001, occupancy and average daily room rate at Atlantis were 91% and $262, respectively, compared to 89% and $251, respectively, in the same period of 2000. After September 11, significantly reduced discretionary spending, disruptions in airline travel and cancellation of business conventions had a material adverse impact on our occupancy at Atlantis for the remainder of the year. As a result, earnings over the twelve month period were negatively impacted.

The Atlantis casino generated gaming win of $116.5 million in 2001 as compared to $132.1 million in 2000. The decrease in revenues for the twelve month period, partially offset by a decrease of $5.8 million in gaming expenses, resulted in a net decline of $9.8 million (or 15%) in casino operating earnings. In 2001, table game win of $68.5 million reflected a decrease of $12.9 million (or 15.8%) as a result of a decrease in hold percentage in table games (ratio of table game win to dollar amount of chips purchased) as well as a decrease in table game drop (the dollar amount of chips purchased). The table game hold percentage decreased from 14.2% in 2000 to 13.1% in 2001. Table game drop was lower by $48.8 million (or 8.5%) as compared to 2000. Slot win of $48.5 million in 2001 reflected a $2.9 million decrease (or 5.6%) as compared to 2000. This was primarily due to a decrease in slot hold percentage from 9.7% in 2000 to 9.2% in 2001. The decrease in gaming expenses was mainly due to reduced promotional expenses, particularly after September 11, as fewer complimentary services were provided due to a reduced number of casino patrons.

The increase in depreciation expense in 2001 was mainly a result of the newly renovated Ocean Club Golf Course and Club House and the addition of 50 luxury rooms and suites at the Ocean Club Resort, both of which opened shortly after the beginning of 2001.

Selling, general and administrative expense increased in 2001 due to higher marketing costs of $4.4 million for increases in national advertising, the majority of which occurred after September 11, higher insurance costs of $3.4 million due to increases in premiums and higher information technology costs of $2.8 million. These increases were partially offset by decreases in payroll and miscellaneous costs in the amount of $7.0 million. We eliminated approximately 250 employee positions as part of our cost containment program during the fourth quarter of 2001.

2000 vs. 1999. Our Paradise Island operations generated income from operations of $85.7 million in 2000, as compared to $93.6 million in 1999. Atlantis achieved an average occupancy of 83%, compared to 81% in 1999, and the average daily room rate increased by 15% from $211 in 1999 to $242 in 2002. While we experienced growth in the contribution to operating earnings from the rooms and food and beverage operations on Paradise Island, a decrease in earnings generated by the casino and increased selling, general and administrative costs resulted in the lower income from operations. The casino generated gaming win of $132.1 million in 2000 as compared to $130.5 million in 1999. While casino revenues increased slightly, the overall contribution to operating earnings from the casino in 2000 decreased by $10.4 million as compared to 1999. Higher casino operating expenses, which included promotional and marketing costs, resulted in increased play in the casino, the effects of which were not fully beneficially realized due to a decline in table hold percentage in table games. In 2000, table game win of $81.3 million, a decrease of $1.2 million (or 1.5%), was the result of a decrease in table hold percentage from 16.1% to 14.2% which more than offset an increase of $58.2 million (or 11.3%) in table game drop. Slot win of $50.8 million reflected an increase of $2.7 million (or 5.6%) as compared to 1999, which resulted from an increase in slot handle (dollar amount wagered) of $31.7 million (or 6.3%).

Selling, general and administrative expense increased by $8.3 million (or 14.4%) in 2000 as compared to 1999. We experienced increases in costs related to information technology and process re-engineering projects in an effort to improve operational efficiency, computer systems and the gathering of marketing information. Sales and marketing costs increased primarily due to more special events on Paradise Island. We also incurred additional costs in windstorm insurance premiums as a result of the effects of Hurricane Floyd, which passed within 60 miles of Paradise Island, in September 1999 as well as overall premium increases experienced by the industry.

In the fourth quarter of 1999, operations at Atlantis were negatively impacted by the continuing effects of Hurricane Floyd, which occurred in September 1999. During the fourth quarter of 1999, the average occupancy at Atlantis was 74% with an average room rate of $204. We recorded net revenues in 1999 of $14.2 million from business interruption insurance recovery associated with the hurricane.

Harborside at Atlantis

In 1999, through one of our Bahamian subsidiaries, we formed a joint venture with Vistana, a subsidiary of Starwood, to develop a timeshare project on Paradise Island, Harborside at Atlantis, adjacent to Atlantis. We and Vistana each have a 50% interest in the joint venture. Construction of 82 two bedroom units was completed by February 2001 and sales of the timeshare units began in May 2000.

In 2001, we earned $1.4 million in marketing fees, as compared to $0.9 million in 2000. In addition, in 2000, we earned $2.5 million in fees for development services provided to Harborside at Atlantis. Equity earnings in 2001 were $0.5 million as compared to $0.8 million in 2000. We did not earn marketing and development fees or equity earnings in 1999 related to Harborside at Atlantis.

Atlantic City

2001 vs. 2000. We completed the sale of Resorts Atlantic City on April 25, 2001. As of December 31, 2000, we accounted for Resorts Atlantic City as an investment held for sale and the loss resulting from the write-down of Resorts Atlantic City to its net realizable value was recorded during the fourth quarter of 2000. Accordingly, as of January 1, 2001, the operations of Resorts Atlantic City were no longer included in our consolidated financial statements.

2000 vs. 1999. In 2000, Resorts Atlantic City generated income from operations of $7.6 million as compared to a loss of $0.3 million in 1999. The increase in operating earnings was a result of increased earnings from the casino. Net revenues in 2000 included gaming win of $235.8 million, an increase of $14.8 million (or 6.7%) from gaming win of $221.0 million in 1999. Table game revenues in 2000 increased by $8.2 million (or 12.7%) primarily due to an increase in table hold percentage to 15.5% from 14.1% in 1999 and to a lesser extent an increase of $12.2 million (or 2.7%) in table game drop as compared to 1999. Slot revenues in 2000 increased by $6.1 million (or 3.9%) compared to 1999 due to an increase in slot handle of $241.1 million (or 14.3%), partially offset by a decrease in slot hold percentage to 8.3% in 2000 from 9.2% in 1999. The average number of slot units in operation during the year 2000 was 2,298 as compared to 2,033 in 1999. Commencing in February 1999, we had taken out of service and/or removed from the floor as many as 800 slot units at a time during the renovation  of Resorts Atlantic City, which was completed in early July 1999. Gaming costs and expenses in 2000 increased by $6.0 million (or 3.8%) as compared to 1999. This represented higher costs attributable to increased gaming revenues compared to the prior year, principally promotional expenses, labor costs and casino win tax. Partially offsetting the increased earnings from the casino was a reduction in other casino/hotel revenues compared to the prior year. This was mainly due to decreased entertainment revenues as there were fewer headliner acts at Resorts Atlantic City in 2000 compared to 1999.

Connecticut

We have a 50% interest in, and are a managing partner of, TCA, a Connecticut general partnership that developed and, until January 1, 2000, managed Mohegan Sun. TCA managed Mohegan Sun from its opening in 1996 to December 1999 pursuant to a management agreement from which TCA earned management fees based on a percentage of Mohegan Sun’s earnings after depreciation and interest.

In 1998, the Mohegan Tribe appointed TCA to develop its current $1.0 billion expansion of Mohegan Sun for a development fee of $14.0 million. The expansion includes an additional 119,000 square foot casino, a 34-story 1,200-room hotel, 100,000 square feet of convention space, a 10,000-seat arena, as well as additional parking and retail space. The new casino opened in September 2001, the convention space and a majority of the rooms in the hotel opened in April 2002 and the remainder of the expansion is expected to be opened by June 2002.  In addition, TCA and the Mohegan Tribe entered into the Relinquishment Agreement whereby it was agreed that effective January 1, 2000, TCA would turn over management of Mohegan Sun as expanded to the Mohegan Tribe. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and, commencing January 1, 2000, TCA receives annual payments of five percent of the gross revenues of Mohegan Sun for a 15-year period. The payments received by TCA in 2001 and 2000 under the Relinquishment Agreement contributed less income than was previously earned under the Management Agreement. However, the Relinquishment Agreement will expire at the end of 2014, whereas the Management Agreement was to expire in 2003. In addition, fees received pursuant to the Relinquishment Agreement have increased since 2000 as a result of increasing gross revenues of Mohegan Sun.

2001 vs. 2000. During the fiscal year ended September 30, 2001, Mohegan Sun generated gross revenues of $858.0 million as compared to $809.3 million in fiscal 2000, an increase of 9.4%. Gross revenues included gaming win of $751.0 million and $709.6 million in fiscal 2001 and fiscal 2000, respectively. In 2001, TCA received payments under the Relinquishment Agreement of $52.7 million as compared to $41.0 million in 2000. We recorded income from TCA of $27.4 million and $19.8 million in 2001 and 2000, respectively. During 2000, we also earned development fees of $3.8 million from TCA.

2000 vs. 1999. During the fiscal year ended September 30, 2000, Mohegan Sun generated gross revenues of $809.3 million as compared to $725.5 million for the comparable period in 1999. Gross revenues included gaming win of $709.6 million and $641.1 million for the fiscal year ended September 30, 2000 and for fiscal 1999, respectively. In 2000, TCA received payments under the Relinquishment Agreement of $41.0 million as compared to $59.6 million of management fees earned in 1999 under the former management agreement. We received payments from TCA of $19.8 million and $32.6 million in 2000 and 1999, respectively. We also earned development fees of $3.8 million and $6.7 million in 2000 and 1999, respectively.

Sun Resorts Limited Equity Ownership

Through June 16, 2000, we owned a 22.8% interest in Sun Resorts Limited. Effective June 16, 2000, Sun Resorts Limited issued additional shares of stock under a rights issue in which we did not participate, effectively reducing our ownership interest to 20.4%. Sun Resorts Limited owns five beach resort hotels in Mauritius and, until late 2000, owned one hotel in the Comoro Islands. In November 2000, the property in the Comoro Islands was sold to an unaffiliated party. Equity earnings from Sun Resorts Limited were $3.3 million, $3.4 million and $2.6 million in 2001, 2000 and 1999, respectively.

Kanuhura Equity Ownership

Effective August 1, 2001, we acquired a 25% interest in Kanuhura for $3.8 million. Kanuhura is a 110-room luxury hotel located on Kanuhura Island in the Maldives, 600 miles southwest of the southern tip of India. During the five months ended December 31, 2001, we recorded an equity loss in Kanuhura of $0.7 million.

Indian Ocean, Dubai and Maldives Management Contracts

We have long-term management contracts with Sun Resorts Limited’s Mauritian properties and Kanuhura, which expire in 2008 and 2026, respectively. In addition, we manage the Royal Mirage Hotel, a 258-room beach resort hotel on Jumeira Beach in Dubai, United Arab Emirates, which opened in August 1999. The Dubai management contract expires in 2019. The hotels in Mauritius, along with Kanuhura and the Royal Mirage, are collectively referred to as the Management Properties.

2001 vs. 2000. In 2001, the Management Properties generated revenues of $124.8 million as compared to $133.7 million in 2000 and had net income of $22.3 million compared to $23.8 million in 2000. Revenues and net income for 2001 include the results of Kanuhura for the five months period during 2001 following our acquisition of an interest in the property. The 6.6% decrease in revenues was a result of reduced revenues from Sun Resorts Limited. This was primarily due to the devaluation of the Mauritian Rupee to the U.S. dollar. In addition, in 2000, Sun Resorts Limited earned revenues from its property in the Comoro Islands, which was sold in November of that year. The decrease experienced at Sun Resorts Limited was partially offset by revenues earned at Kanuhura for the five months ended December 31, 2001. The decrease in net income of the Management Properties was a result of a net loss incurred at Kanuhura during the five months ended December 31, 2001, partially offset by slight increases in earnings at Sun Resorts Limited and Dubai properties. For Sun Resorts Limited, net income was higher than in 2000 primarily due to a reduction in interest costs that more than offset the effect of the devaluation of the Mauritius Rupee.

In 2001, the occupancy and average daily room rate for Sun Resorts Limited’s Mauritian properties were 77.0% and $162, as compared to 83.1% and $160 in 2000. At the Royal Mirage Hotel in Dubai, the occupancy and average daily room rate in 2001 were 72.1% and $226, as compared to 81.7% and $202 in 2000. At Kanuhura, the occupancy and average daily room rate for the five months ended December 31, 2001 were 44.2% and $224.

In 2001, we earned management fees from the Management Properties of $8.0 million as compared to $8.7 million in 2000, a decrease of 8.0%.

2000 vs. 1999. In 2000, the Management Properties generated revenues of $133.7 million as compared to $92.9 million in 1999 and earned net income of $23.8 million in 2000 compared to  $12.4 million in 1999. The increased earnings were largely a result of higher operating profits from Le Saint G´eran, a high-end luxury hotel in Mauritius, which operated for the full year in 2000, whereas in 1999 the hotel was closed in April for renovations and did not reopen until December. In addition, as noted above, the Royal Mirage Hotel in Dubai commenced operations in August 1999 and thus operated for a full year in 2000 compared to four months in 1999.

In 2000, the occupancy and average daily room rate for Sun Resorts Limited’s Mauritian properties were 83.1% and $160, as compared to 82.3% and $131 in 1999. At the Royal Mirage Hotel in Dubai, the occupancy and average daily room rate in 2000 were 81.7% and $202 as compared to 67.7% and $185 for its first four months of operation in 1999.

In 2000, we earned management fees from the Management Properties of $8.7 million as compared to $6.2 million in 1999. We also earned development fees of $0.8 million in 1999 related to the renovation of Le Saint Géran.

Other Factors Affecting Earnings

2001 vs. 2000. In 2001, non-recurring items included a gain of $6.9 million from the sale of luxury homesites at Ocean Club Estates on Paradise Island, as compared to $76.4 million in 2000. During 2000, we completed the development of the infrastructure for Ocean Club Estates, which includes 121 luxury homesites situated around the newly renovated Ocean Club Golf Course. By the end of 2000, we had sold 102 of the lots with an additional nine lots sold during 2001. Other non-recurring items in 2001 included $6.9 million of pre-opening expenses relating to our internet gaming operations as well as the opening of the Ocean Club Golf Course in January 2001, as well as restructuring costs of $5.7 million. Restructuring costs were comprised of severance costs related to the termination of employees as a result of reduced occupancy levels at Atlantis in the aftermath of the September 11 terrorist attacks. During 2000, non-recurring expenses included a write-down of assets related to the Resorts Atlantic City sale and the related Atlantic City option to their realizable value. As a result of entering into the agreement to sell Resorts Atlantic City at a purchase price less than its carrying value, we recorded a loss of $229.2 million in the fourth quarter of 2000. Purchase termination costs of $11.2 million in 2000 were related to the cancellation of our agreement to acquire the Desert Inn from Starwood. These costs included $7.2 million paid to Starwood. Also in 2000, we incurred $7.0 million of transaction costs in connection with our self-tender offer in June 2000 and the termination of the proposal by SIIL to acquire, in a merger transaction, all of our ordinary shares that it did not already own. Pre-opening expenses in 2000 of $7.6 million related primarily to the expansion of our deluxe Ocean Club Resort and the new Ocean Club Golf Course.

General corporate expenses were virtually flat for the year 2001 compared to 2000. We incurred higher new project development costs of approximately $2.0 million in 2001 as compared to 2000. We continuously explore new business opportunities and all associated costs are written off to corporate expenses as incurred. The increase in new project development costs was offset by reduced payroll and related costs, as well as a reduction in information technology costs allocated to our corporate segment in 2001.

Other segments in 2001 contributed $3.2 million to consolidated operating income as compared to $1.7 million in 2000. In 2001, $3.1 million was received from Kersaf pursuant to a long-term contract, as compared to $3.0 million in 2000. This contribution was fixed at $2.4 million in 1994 and increases at a rate of 3% per annum and has been paid annually. Additional items included in other segments during 2001 were not significant, however in 2000, the revenues from Kersaf were partially offset by costs relating to undeveloped real estate owned in Atlantic City, primarily real estate taxes.

In 2001, interest income was $7.5 million as compared to $4.2 million in 2000. This increase was primarily due to interest earned during the first four months of 2001 on the proceeds of the Resorts Atlantic City sale. In addition, in 2001, we earned interest on the $17.5 million promissory note issued to us by Colony on April 25, 2001 in connection with the Resorts Atlantic City Sale. The promissory note and accrued interest was repaid in full by Colony in March 2002.

Interest expense, net of capitalized interest, in 2001 was higher than the previous year by $7.0 million (or 15.4%). Interest costs capitalized during 2001 amounted to $1.1 million as compared to $11.1 million in 2000, resulting in an increase of $10.0 million to net interest expense. During 2000 we added an additional 50 luxury rooms and suites at the Ocean Club and completed the newly renovated Ocean Club Golf Course. This increase was partially offset by a reduction in cash interest due to a reduction in the weighted average amount of borrowings outstanding.

2000 vs. 1999. As described above, non-recurring items in 2000 included the gain of $76.4 million from the sale of luxury homesites, a write-down of net assets held for sale to their realizable value of $229.2 million, purchase termination costs of $11.2 million, $7.0 million of transaction costs and pre-opening expenses of $7.6 million. In 1999, non-recurring expenses included $5.4 million of pre-opening expenses related to the opening of the renovation completed at Resorts Atlantic City.

General corporate expenses increased by $6.4 million (or 37.9%) to $23.3 million in 2000 as compared to $16.9 million in 1999. The increase was largely due to higher information technology costs incurred in connection with the enhancement of certain computer software programs and improving the overall structure of computer systems throughout the company. Also contributing to the increase in corporate expenses, to a lesser extent, were new project costs incurred as in connection with the research of new investment and/or development opportunities. Additionally, corporate expenses were affected by slight increases in corporate marketing and public relations costs.

Other segments in 2000 contributed $1.7 million to consolidated operating income as compared to $2.3 million in 1999. In 2000, $3.0 million was received from Kersaf related to the long-term contract discussed above. These revenues were partially offset by costs relating to undeveloped real estate owned in Atlantic City, primarily real estate taxes. In 1999, other segments included $2.9 million received from Kersaf, a $1.0 million gain from the cancellation of notes that were previously included in long-term debt and $0.6 million received as a final installment on the 1996 sale of a management contract. These amounts were partially offset by costs incurred with our Year 2000 information technology compliance program as well as real estate taxes.

In 2000, interest income was $4.2 million as compared to $12.7 million in 1999. In connection with the development of Mohegan Sun in 1996, we held subordinated notes issued by the Mohegan Tribe, for which interest payments were satisfied by the issuance of additional notes. The aggregate principal balance of these notes, including accrued interest, was $94.1 million at December 31, 1999 at which time they were repaid in full. Interest earned in 1999 on the subordinated notes amounted to $9.9 million.

Interest expense, net of capitalized interest, in 2000 was lower than the previous year by $5.0 million. Interest costs capitalized during 2000 amounted to $11.1 million as compared to $4.9 million in 1999.

Seasonality

Our business has historically been seasonal, with the largest number of patrons visiting Atlantis, our largest resort, in the first quarter of the year, the prime tourist season. Accordingly, our revenues and operating profits have historically been higher during the first calendar quarter than in successive quarters. Higher revenues and earnings are typically realized from the Mauritius properties during the fourth quarter of the year and from Mohegan Sun during the middle third of the year.

(B)   Liquidity, Capital Resources and Capital Spending

At December 31, 2001, our current liabilities exceeded current assets by $40.1 million. During 2001, we completed the sale of Resorts Atlantic City resulting in a significant decrease in current assets as the net assets held for sale were disposed of in their entirety. As described below, the cash proceeds received were used to pay down our long-term debt. At December 31, 2001, cash and cash equivalents were $30.5 million. During the year, we generated $99.3 million in cash flow from operations.

Sale of Resorts Atlantic City

On April 25, 2001, we completed the sale of Resorts Atlantic City and certain related assets to Colony for a purchase price of approximately $144 million, including accrued interest. The proceeds received from Colony consisted of approximately $127 million in cash and a $17.5 million promissory note. The cash proceeds were used to repay borrowings outstanding under our revolving credit facility and permanently reduce the size of the facility. These proceeds were offset by approximately $6 million in costs paid by us after closing, which included employee termination costs and legal fees.

Pursuant to the terms of the Resorts Atlantic City sale, we granted Colony a two-year option to acquire certain undeveloped real estate that we own adjacent to Resorts Atlantic City, for a purchase price of $40 million, which option can be extended for an additional two years under certain circumstances. Effective April 25, 2001, the closing date of the Resorts Atlantic City sale, Colony leases from us certain of the property included in the Atlantic City option for $100,000 per month.

In March 2002, we received approximately $19 million from Colony as payment in full of the promissory note and all outstanding accrued interest.

Issuance of 8 7/8% Senior Subordinated Notes

On August 14, 2001, we issued the 8 7/8% Senior Subordinated Notes for $200 million which resulted in net proceeds of $194 million. These notes are unsecured obligations and are unconditionally guaranteed by all of our wholly-owned subsidiaries. All of the proceeds received from the issuance of the 8 7/8% Senior Subordinated Notes were used to further repay amounts outstanding under our revolving credit facility. Interest on the 8 7/8% Senior Subordinated Notes is payable semi-annually.

Amended Revolving Credit Facility

In November 2001, we entered into an amended revolving credit facility with a syndicate of banks. The borrowings then outstanding under our previous revolving credit facility were paid in full. Under the amended revolving credit facility, the maximum amount of borrowings that may be outstanding is $200 million. An additional $150 million of borrowings may be available under certain circumstances, subject to approval by all of the lenders under the new facility.

Loans under the amended revolving credit facility bear interest at (i) the higher of (a) the administrative agent’s base rate or (b) the federal funds rate plus ½ of one percent, and in either case, an additional 0.25% to 1.75% based on the Leverage Ratio (a debt to earnings ratio during the period, as defined in the amended revolving credit facility) or (ii) the LIBO Rate (as defined) plus 1.25% to 2.75% based on the Leverage Ratio. For loans based on the LIBO Rate, interest is payable on the last day of each applicable interest period, or the date of any payment or prepayment of such loans. For loans based on the Alternate Base Rate (as defined), interest is payable quarterly. Loans under the amended revolving credit facility may be prepaid and reborrowed at any time and are due in full on November 8, 2006.

The amount of borrowings outstanding as of December 31, 2001 on the amended revolving credit facility was $24 million. As of April 30, 2002, this amount has been repaid in full. We are currently engaged in discussions with our lenders under this revolving credit facility to increase the amount available under the facility by $100 million, pursuant to the terms of the facility.

1997 Shelf Registration

In November 1997, we filed a registration statement with the SEC pursuant to which we may, from time to time, issue in one or more series an aggregate of $300 million of debt securities (the “1997 Shelf Registration”). Pursuant to the 1997 Shelf Registration, in December 1997, we issued the $100 million 8 5/8% Senior Subordinated Notes.

On May 22, 2002, we announced that we filed a universal shelf registration statement with the SEC relating to the sale of up to $500 million in securities. The shelf registration statement allows us the flexibility as to the type of security we could choose to sell in the future, including various types of debt securities, ordinary shares, preference shares and warrants, and replaces the 1997 Shelf Registration. We may also utilize the shelf registration statement to register secondary sales of ordinary shares by selling shareholders. At present, we do not have any plans to issue any additional debt securities, ordinary shares, preference shares or warrants pursuant to this shelf registration.

The registration statement filed with the SEC has not yet become effective. The securities registered under this registration statement may not be sold, nor may offers to buy the securities be accepted, prior to the time the registration statement becomes effective. Following the effective date of the shelf registration, the securities may be offered from time to time directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.

Private Offering of $200 Million of Senior Subordinated Notes

On May 20, 2002, we completed a private offering of $200 million of additional 8 7/8% Senior Subordinated Notes to “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933, and pursuant to offers and sales that occur outside the United States in accordance with Regulation S under the Securities Act. The senior subordinated notes were not registered under the Securities Act or under the state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. We are obligated under a registration rights agreement to complete an exchange offer with respect to these notes within 210 days from the date of issue. The proceeds from these senior subordinated notes have been and will be used to repay the 9% Senior Subordinated Notes pursuant to the Tender Offer and Consent Solicitation described below.

Tender Offer and Consent Solicitation

On May 8, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 9% Senior Subordinated Notes. The tender offer was made pursuant to an Offer to Purchase and Consent Solicitation Statement and a related Letter of Transmittal and Consent, dated May 8, 2002. The tender offer is scheduled to expire at midnight, New York City time, on June 4, 2002, unless extended to a later date or time or earlier terminated. In conjunction with the tender offer, we solicited consents to proposed amendments to the indenture governing the 9% Senior Subordinated Notes. The proposed amendments would eliminate substantially all of the restrictive covenants and certain events of default from the indenture governing the notes. Holders that tender their notes will be required to consent to the proposed amendments, and holders that consent to the proposed amendments will be required to tender their notes.

Subject to conditions specified in the Statement, the total consideration to be paid for each properly delivered consent and validly tendered note received (and not properly revoked) on or prior to 5:00 p.m., New York City time, on Monday, May 20, 2002 and accepted for payment was $1,045.00 per $1,000.00 of principal amount, plus accrued and unpaid interest. The total consideration for each note tendered includes an early consent premium of $20.00 per $1,000.00 of principal amount of notes payable only to those holders that tender their Notes on or prior to 5:00 p.m., New York City time, on Monday, May 20, 2002 (and do not withdraw their tender). Holders who tender their notes after that time but prior to the expiration of the tender offer will receive $1,025.00 per $1,000.00 of principal amount of notes validly tendered and accepted for payment, plus accrued and unpaid interest.

We have called for redemption, in accordance with the terms of the indenture governing the notes, all notes that remain outstanding at this time, at the applicable redemption price of $1,045.00 per $1,000.00 of principal amount thereof, plus interest accrued to the redemption date.

On May 21, 2002, we announced that we had received the tenders and consents required to eliminate or modify the restrictive covenants pursuant to the indentures. As of the Consent Date, approximately 93% of the 9% Senior Subordinated Notes were received and accepted for payment by us. Accordingly, on May 21, 2002, we paid a total consideration of $1,045 per $1,000 aggregate principal amount of Notes plus accrued interest through the Consent Date, which amounted to approximately $188.4 million. Furthermore, the Company and the trustee have executed a supplemental indenture containing certain amendments to the indenture as described in the Statement.

Other Sources and Uses of Funds

During 2001, we completed a major maintenance capital expenditure program of approximately $25 million to complete renovations at Atlantis. This included the renovation of approximately 400 rooms in the Coral Towers, including improvements to certain public spaces, as well as additional costs incurred for the Beach Tower renovations completed in 2000. Improvements to public spaces included the construction of the Atlantis Showroom and Sports Center. Other capital expenditures during 2001 included $16.4 million of operating maintenance expenditures, $7.0 million to complete the newly renovated Ocean Club Golf Course and other miscellaneous projects. Capital expenditures for the year 2002 are expected to be approximately $26.0 million, the majority of which relates to operating maintenance capital expenditures.

In connection with the Majority Shareholder Reorganization described under “Item 7. Major Shareholders and Related Party Transactions”, Kersaf agreed to pay us $15.5 million. This was settled by a one-time cash payment of $3.5 million and the issuance of a five-year, $12 million note, bearing interest at 9% per annum. In December 2001, the principal amount of the note and accrued interest thereon was paid in full.

Effective August 1, 2001, we acquired a 25% interest in Kanuhura for $3.8 million. During the second half of 2001, we advanced $3.3 million dollars to Kanuhura to fund their operations.

During the second half of 2000, we completed a maintenance capital expenditure program of approximately $20.0 million at Atlantis’ Beach Tower. This program included the renovation of all of the Beach Tower’s 423 rooms and improvements to certain public spaces.

During 2000, we also completed the redevelopment of the Ocean Club Golf Course, including a new clubhouse, and developed the infrastructure to support the Ocean Club Estates. Also during 2000, we completed an addition to the Ocean Club. The addition comprised 50 luxury rooms, including ten deluxe suites, as well as a new beachfront restaurant and significant enhancements to the existing pool and garden areas. The cost of developing the golf course, the infrastructure at Ocean Club Estates and the addition to the Ocean Club was approximately $113.8 million.

In June 2000, we purchased 5,000,000 of our ordinary shares at $24 per share pursuant to our self-tender offer for an aggregate purchase price of $120.0 million. The self-tender offer was financed with borrowings under our revolving credit facility.

We believe that available cash on hand at December 31, 2001, combined with funds generated from operations, funds available under the amended revolving credit facility and the net proceeds of this offering will be sufficient to finance our cash needs over the next twelve months.

Future Commitments and Funding Sources

At December 31, 2001, our material contractual obligations, with initial or remaining terms in excess of one year, were as follows (in thousands)(a):

Contractual Cash Obligation                 Total     2002     2003     2004     2005     2006   Thereafter
----------------------------------------  --------  -------  -------  -------  -------  -------  ----------
Senior subordinated notes (a)             $500,000  $     -  $     -  $     -  $     -  $     -   $500,000
Amended Revolving Credit Facility (a)       24,000        -        -        -        -   24,000          -
Operating leases                            12,232    4,625    4,340    1,532      670      670        395
Capital leases                                 576      261      157      152        6        -          -
                                          --------  -------  -------  -------  -------  -------  ----------
Total contractual cash obligations        $536,808  $ 4,886  $ 4,497  $ 1,684  $   676  $24,670   $500,395
                                          ========  =======  =======  =======  =======  =======  ==========

(a)  See Note 9 of the notes to our consolidated financial statements herein for a further description of our debt commitments.

Other Matters

Critical Accounting Policies

Our critical accounting policies are those that we believe require our most subjective or complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies, including the estimated lives assigned to our assets, the determination of bad debt, asset impairment, the calculation of our income tax liabilities, valuation allowance tax assets and estimation of contingencies and other liabilities and inventory reserves, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. We periodically assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of these actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement of final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. There can be no assurance that actual results will not differ from our estimations. To provide an understanding of the methodology we apply, our significant accounting policies are discussed where appropriate and in the notes to our consolidated financial statements.

Market Risks

Our major market risk exposure is interest rate risk associated with our bank debt and interest rate swaps on a portion of our fixed rate debt. We attempt to limit our exposure to interest rate risk by managing the mix of fixed and floating rate debt, and by entering into variable interest rate swap agreements to hedge a portion of our fixed rate debt. These interest rate swap agreements are entered into with a group of financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss.

In August and December 2001, we entered into fixed-to-variable rate swap agreements designated as fair value hedges of our 8 7/8% Senior Subordinated Notes. As of December 31, 2001, the aggregate notional amount of the swap agreements was $200 million and they mature in August 2011 concurrent with the 8 7/8% Senior Subordinated Notes. Under the terms of the swap agreements, we make payments based on specific spreads over six-month LIBOR, and receive payments equal to the interest payments due on the notes. The spreads in excess of six-month LIBOR are 3.02% for $150 million notional amount, 2.95% for $25 million notional amount and 2.905% for the remaining $25 million notional amount. As of December 31, 2001, the weighted average variable rate on the swap agreements was 6.12%. Giving effect to these swap agreements, our fixed and floating rate debt as of December 31, 2001 represent approximately 57% and 43%, respectively, of total debt.

We prepare our financial statements in U.S. dollars. Our most significant non-U.S. operations are in The Bahamas. Due to current governmental policies in The Bahamas that equate one Bahamian dollar to one United States dollar and to our limited operations in other jurisdictions outside the United States, we do not have material market risk exposures relative to changes in foreign exchange rates.

Internet Gaming

During the second half of 2001, we operated our internet gaming site on a test basis without live wagering to determine the viability of the business and the effectiveness of our systems in maintaining compliance with all applicable laws. In September 2001, we were awarded one of the first three online gaming licenses granted by the government of the Isle of Man. Effective January 2002, we commenced live gaming operations under www.CasinoAtlantis.com, our internet gaming site. It is too soon to determine what impact, if any, our internet gaming operations will have on our future results of operations.

On February 15, 2002, we entered into an agreement with Station Casinos, pursuant to which Station Casinos will purchase a 50% interest in SunOnline Limited, our internet gaming subsidiary. Each company will have equal board representation and SunOnline will be the exclusive vehicle for both Sun International and Station Casinos to pursue the internet gaming business in certain jurisdictions. The purchase price will be approximately $5.0 million and we expect the transaction to close by the third quarter of 2002. The transaction is subject to a number of conditions, including regulatory approvals.

Trading Cove New York

In March 2001, TCNY, which is 50% owned by us, entered into the Development Agreement with the Stockbridge-Munsee Tribe for the development of a casino project (the “Project”) in the Catskill region of the State of New York (the “State”). The Development Agreement was amended and restated in February 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in the State, but is federally recognized and operates a casino on its reservation in Wisconsin and has a land claim pending in the U.S. District Court for the Northern District of New York against the State.

Pursuant to the Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Project. As compensation for these services, TCNY will earn a fee of 5% of revenues, as defined in the development agreement, beginning with the opening of the Project and continuing for a period of twenty years. TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, County of Sullivan, of which approximately 333 acres are currently designated for the Project. In February 2002, the Stockbridge-Munsee Tribe filed a “Land to Trust” Application with the U.S. Department of the Interior, Bureau of Indian Affairs, for the Project site properties. Should the BIA approve the “Land to Trust” Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III gaming.

In October 2001, the State enacted legislation authorizing up to three Class III Native American casinos in the counties of Sullivan and Ulster and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by the State and applicable Native American tribes (Chapter 383 of the Laws of 2001).

In January 2002 a lawsuit was filed in the Supreme Court of the State of New York (Index# 719-02) by various plaintiffs against New York Governor George Pataki, the State of New York and various other defendants alleging that Chapter 383 of the Laws of 2001 violates the New York State Constitution. Motions to dismiss the litigation were filed in April 2002 and are pending.

In January 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the Project may have on the County and other local government subdivisions within the County. The payments will not commence until after the opening of the Project.

The Project is contingent upon the receipt of numerous federal, state and local approvals to be obtained by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with the State, which approvals are beyond the control of TCNY. A number of other groups are seeking Class III Gaming Compacts. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe or whether the Project will be completed.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. SFAS 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative’s fair values will be recognized in income unless specific hedge accounting criteria are met. We have adopted SFAS 133 as of January 1, 2001. We utilize interest rate protection agreements to manage the impact of interest rate changes on our long-term debt obligations. These agreements are accounted for in accordance with SFAS 133. See Note 9 to our consolidated financial statements herein for a description of our long-term debt and related derivative financial instruments.

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” (“SFAS 141”) and SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001 with respect to goodwill recognized on an entity’s balance sheet as of the beginning of that fiscal year. Under SFAS 142 goodwill and certain other intangible assets with indefinite lives will no longer be amortized, but rather tested at least annually for impairment using a fair value based test. A loss resulting from impairment of such goodwill should be recognized as the effect of a change in accounting principle in the initial period of adopting SFAS 142. In subsequent reporting periods, goodwill impairment losses are to be recognized on a separate line item on the income statement as a component of income from operations. As a result of the Resorts Atlantic City sale, all of the goodwill previously amortized to expense was written off in its entirety in the fourth quarter of 2000. Goodwill related to our investment in associated companies, and included therein in the accompanying consolidated financial statements, relates to our ownership interest in Indian Ocean Resorts. We believe that such goodwill is not impaired and therefore, this new pronouncement is not expected to have a material impact on our consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). This pronouncement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We believe the adoption of SFAS 143 will not have a material impact on our consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), effective for fiscal years beginning after December 15, 2001. For long-lived assets to be held and used, SFAS 144 retains the existing requirements to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS 144 establishes one accounting model to be used for long-lived assets to be disposed of by sale. We believe the adoption of SFAS 144 will not have a material effect on our consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt (“SFAS 4”), and an amendment of that Statement, SFAS No. 64, and Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements (“SFAS 64”). SFAS 145 also rescinds SFAS No. 44, and amends SFAS No. 13. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of SFAS 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion 30 for classification as an extraordinary item shall be reclassified.

Under SFAS 4, all gains and losses from extinguishment of debt were required, if material, to be classified as an extraordinary item, net of related income tax effect. SFAS 145 eliminates Statement 4 and, thus, the exception to applying APB Opinion 30 to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements - the exception to application of SFAS 4 noted in SFAS 64). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion 30. Applying the provisions of APB Opinion 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item.

We believe the adoption of SFAS 145 will require the extraordinary loss on extinguishment of the 9% Senior Subordinated Notes, which is contingent upon the closing of the tender offering on the 9% Senior Subordinated Notes, to be reclassified upon adoption of SFAS 145.

(C)   Research and Development

We continually research and assess new development and or investment opportunities and management contracts throughout the world. Before pursuing any new business, we consider our available capital, business trends and alternative uses of our capital in determining the feasibility and timing of proceeding with such new business.

The costs we incurred on research and assessment of new business are not significant and are written off in corporate expense as incurred.

(D)   Trends

Our Paradise Island operations continue to recover following a slowdown in business as a result of the September 11 terrorist attacks. During the first quarter of 2002, Atlantis experienced monthly sequential improvement in revenue per available room. Revenue per available room declined by 17% and 8% in January and February of 2002, compared to the same months in 2001, respectively, but increased in March 2002 by 2% as compared to March 2001. For the quarter ending March 31, 2002, revenue per available room declined by 6% as compared to the same period of 2001. During the month of March, Atlantis achieved record call volumes into its wholly-owned tour operator. Casino volumes were also strong in the quarter. Table drop decreased in the quarter, but the decrease was primarily due to the occurrence of the Michael Jordan Celebrity Invitational in January 2001. In spite of reduced occupancy for the first quarter of 2002 versus 2001, slot volumes were flat versus the same period last year.

Despite these improvements, we are still operating below September 11 levels. Revenue per available room decreased by 12% in April 2002 as compared to April 2001. The decline in revenue per available room for the month was partially due to the timing of the Easter holiday, which fell in March of 2002, as opposed to April in the previous year. However, call volumes were up 18% and net bookings increased by 22% as compared to April 2001, suggesting continued improvements.

Management fees earned by us for the year 2001, related to the operations at Sun Resorts Limited, amounted to $6.8 million. We anticipate that such fees will be reduced by approximately 10% for the year 2002 due to the decline in the Mauritian Rupee as compared to the U.S. dollar. This devaluation has impacted us historically and management believes this trend will continue. These fees will also be impacted negatively by the closure of Le Touessrok for much of the year for major renovation.

Due to the recent proliferation of internet gaming, we anticipate that there may be future competition affecting our gaming operations. We are unable to predict whether, or to what extent, internet gaming in general will affect our future results of operations.

We expect our insurance premiums to increase by approximately $6.0 million in 2002 as compared to 2001 and our deductibles to increase as well.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)   Directors and Senior Management

The current directors of the Company are:

                             Country of             Director
Name                         Citizenship             Since
---------------------------- ---------------------- --------
Solomon Kerzner              South Africa             1993
Peter Buckley                United Kingdom           1994
Howard Marks                 United States            1994
Eric Siegal                  United States            1994
Heinrich von Rantzau         Germany                  2001

The current executive officers of the Company are:
                                                                      Executive
                                                                       Officer
      Name                       Title                       Age        Since
--------------------  ------------------------------------  -----    ----------
Solomon Kerzner       Chairman and Chief Executive Officer    66         1993
Howard B. Kerzner     President                               38         1995
Charles D. Adamo      Executive Vice President                41         1995
John R. Allison       Executive Vice President-Chief          56         1994
                      Financial Officer

The executive officers serve indefinitely at the pleasure of the Board of Directors.

Solomon Kerzner, Chairman and Chief Executive Officer: Mr. Kerzner has been our Chairman and Chief Executive Officer since October 1993 and from October 1993 to June 1996 he served as our President. Mr. Kerzner is the Chairman of World Leisure Group Limited, a British Virgin Islands corporation, which owns approximately 15% of our shares and has the right to vote an additional 10% of our shares. Mr. Kerzner is one of the visionary leaders of the resort and gaming industries. Prior to founding Sun International, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market segments by developing Sun City, located near Johannesburg, South Africa. Sun City features four hotels with approximately 1,300 rooms, an entertainment center that includes a 6,000-seat indoor superbowl, a 46-acre man-made lake for watersports and approximately 55,000 square feet of gaming space. In 1992, Sun City was expanded to include The Lost City, a themed resort which features a 350-room luxury hotel and a man-made jungle in which over one million trees were transplanted. Mr. Kerzner has been responsible for the development of 21 hotels and founded both of southern Africa's largest hotel groups, Southern Sun Hotels and Sun International South Africa. We do not have any interest in any of the southern African properties developed by Mr. Kerzner. Mr. Kerzner is the father of Mr. Howard B. Kerzner.

Howard B. Kerzner, President: Mr. Kerzner joined Sun International in May 1995 as Executive Vice President-Corporate Development and has been President since June 1996. Prior to that time, he was Director-Corporate Development of SIIL from September 1992. Previously Mr. Kerzner was an Associate of Lazard Fréres & Co. LLC from September 1991. Prior to that Mr. Kerzner worked for the First Boston Corporation. Mr. Kerzner is the son of Mr. Solomon Kerzner.

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

John R. Allison, Executive Vice President-Chief Financial Officer: Mr. Allison joined Sun International in May 1995 as Chief Financial Officer. Mr. Allison joined SIIL in March 1994 as Group Financial Director. From December 1987 until February 1994, Mr. Allison was Financial Director of Sun International Inc., a resort and management holding company with interests in approximately 27 hotels in southern Africa. Prior to that time, he was the Group Financial Director of Kimberly-Clark (South Africa) Limited for four years. He is a fellow of the Institute of Chartered Accountants in England and Wales and a member of the South African Institute of Chartered Accountants.

Peter Buckley, Director: Mr. Buckley has been a Director since April 1994. Mr. Buckley is Chairman and Chief Executive Officer of Caledonia, which owns approximately 19% of our shares and has the right to vote an additional 10% of our shares. In 1994 he was appointed Chairman of Caledonia having been Deputy Chairman and Chief Executive since 1987. He is also Chairman of English & Scottish Investors plc and Bristow Helicopter Group Limited. He is a non-executive Director of Close Brothers Group plc, Offshore Logistics, Inc. (a NASDAQ listed company), SIIL and The Telegraph plc.

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

Heinrich von Rantzau, Director: Mr. von Rantzau has been a Director since July 2001. Mr von Rantzau is a principal of Cement Merchants SA and an executive of Deutsche Afrika - Linien GmbH, Reederei John T. Euberger GmbH and VORA Schiffahrts-und Beteiligungsgesellschaft mbH. Mr. von Rantzau is a board member of the The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and a member of the Trade Advisory Board of Germanischer Lloyd, Lloyd's Register of Shipping and German National Committee.

(B)  Compensation

The aggregate cash compensation for our directors and officers, including salaries and bonuses, for the year ended December 31, 2001 was $3.9 million. In addition, during the year 2001, options to purchase an aggregate of 200,000 Ordinary Shares, pursuant to the Plans described below, were granted to our directors and officers. None of the directors or officers participate in our pension plan. We do not set aside any amounts for pension or retirement benefits for any of our directors or officers.

Effective for the year 2001, we have a bonus plan whereby our employees, including officers, will qualify for bonuses if we attain either certain levels of EBITDA or EPS, and such bonuses will be calculated as a percentage of each individual’s salary. Such percentage will be based on, among other things, each employee’s level of responsibility. Bonuses paid to our officers under this bonus plan could reach a maximum of 60% of the respective employee’s base salary.

We have adopted stock option plans for our employees, officers and directors in 1995 (the “1995 Plan”), in 1997 (the “1997 Plan”), in 2000 (the “2000 Plan”) and collectively the “Plans” that provide for the issuance of options to acquire an aggregate of 7,500,000 Ordinary Shares. As of April 30, 2002 nearly all of these options had been granted at exercise prices ranging from $11.69 to $44.63. The 1995 Plan provides for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options and thereafter in installments of 20% per year over a four-year period. Options issued under the 1997 Plan become exercisable one year from the date of grant with respect to 20% of such options and thereafter in installments of 20% per year over a four-year period. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over a two-year period. Options granted under the Plans have a term of 10 years from the date of grant. Our employees, officers and directors may be granted options under the Plans. Such options may be transferred to trusts with respect to which any such participants are beneficiaries and corporations or other entities controlled by such participants. As of December 31, 2001, options to acquire 5,742,000 Ordinary Shares were outstanding, of which 2,965,000 were exercisable as of that date.

In connection with our self-tender offer for up to 5,000,000 Ordinary Shares at $24 per share on June 26, 2000, unvested options to acquire approximately 700,000 Ordinary Shares under the 1995 Plan and the 1997 Plan with exercise prices below $24 per share were vested.

We are currently evaluating our compensation policies and plans, and intend to modify existing plans and/or adopt new plans, including adopting a new stock option plan and granting stock options pursuant thereto, as we deem necessary and appropriate to retain and motivate management.

On May 7, 2002, our board of directors resolved, under certain conditions, to make available to employees and directors holding options with an exercise price higher than $32.00 per share, an offer to surrender all or some of the options granted to them under the Option Plans. In exchange, such employees and directors would have the possibility, under certain conditions, to be granted new options giving the right to subscribe for 75% of the number of shares as the surrendered options. The grant date for the new options would be no sooner than six months and one day after the date of cancellation of the options. The exercise price for the new options would be the fair market value of the Ordinary Shares on the new grant date subject to the conditions set forth in the Schedule TO documents filed with the Securities and Exchange Commission on May 28, 2002, the commencement date of the offer period. The exchange program is voluntary on the part of the option holders and is subject to a number of conditions set forth in the Schedule TO documents. Accordingly, there can be no assurance that the exchange program will be completed or that holders will elect to exchange their options under the program. There are a total of approximately 1.7 million options that are eligible for cancellation under the exchange program. The offer to option holders under the exchange program is expected to remain open for approximately one month, and the number of new options to be granted under the program (and the number of old options cancelled under the program) would be known within a short time thereafter.

As of April 30, 2002 our officers and directors, as a group, hold options to acquire approximately 3,056,549 Ordinary Shares, of which approximately 1,525,217 are currently exercisable.

(C)   Board Practices

Pursuant to our Articles of Association, as amended, our maximum number of directors is fixed at five. At our September 24, 2001 annual meeting of shareholders, our existing directors were elected to terms set to expire at our annual general meeting to be held in 2004.

Our Board of Directors has appointed an Audit Committee of the Board consisting of Messrs. Buckley, Marks and Siegel. Members of the Audit Committee comprise individuals who have no relationship to us that may interfere with the exercise of their independence from us and our management. To ensure complete independence, Arthur Andersen LLP has full and free access to meet with the Audit Committee, without management representatives present, to discuss the results of the audit, the adequacy of internal controls and the quality of financial reporting. The primary function of the Audit Committee is to assist our Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the stockholders and others, the systems of internal controls that our management and Board of Directors have established and the audit process. The Audit Committee meets four times per year.

We also have a Remuneration Committee consisting of Messrs. S. Kerzner, Buckley, Marks and Siegel. The Remuneration Committee is mandated to review and adopt our executive compensation plans and policies, including the adoption of stock option plans and the granting of options to senior executives thereunder.

Our Stock Option Committee, consisting of Messrs. S. Kerzner, H. Kerzner and Adamo, is authorized to grant stock options under our stock option plans in amounts not to exceed (i) 100,000 Ordinary Shares in any one quarter or (ii) 15,000 per grant for any one individual.

We do not have a service contract with any of our directors.

(D)   Employees

The total number of employees at our properties worldwide as of December 31, 2001, 2000 and 1999 was approximately 6,200, 9,600 and 9,500, respectively.

Set forth below is a table showing the number of employees by geographic location for the periods indicated.

                                          As of December 31,
                                ---------------------------------------
                                     2001          2000           1999
                                ----------     ---------     ----------
The Bahamas                         5,800         5,800          5,700
Atlantic City                           -         3,300          3,300
Other                                 400           500            500
                                ----------     ---------     ----------
                                    6,200         9,600          9,500
                                ==========     =========     ==========

We do not employ a significant number of temporary workers.

Union Contract Arrangements-The Bahamas

In The Bahamas, approximately 3,900 employees are represented by The Bahamas Catering and Allied Workers Union. Our Bahamian Operations participate in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area. The Association’s existing contract with the Union expires January 1, 2003. Labor relations in The Bahamas have not been stable over the last few years with occasional work stoppages occurring, not only at Atlantis, but also at publicly run entities, such as the Bahamian Electric Corporation and Bahamas Telephone Company. As the country’s largest private employer, we are often the target of labor disputes.

(E)   Share Ownership

Mr. S. Kerzner beneficially owns approximately 4.5 million Ordinary Shares. In addition, as is described under “Item 7 - Major Shareholders and Related Party Transactions - (A) Major Shareholders - Restructuring of Relationship with Majority Shareholder”, WLG, a company controlled by Mr. S. Kerzner, has the right to vote approximately 2.9 million shares which represents one half of the shares owned by Kersaf. Each of our other directors and officers owns beneficially less than 1% of the Ordinary Shares.

For a description of options granted to our directors, executive officers and other key employees, see “(B) Compensation”.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)   Major Shareholders

Restructuring of Relationship with Majority Shareholder

On July 3, 2001 we announced the restructuring of our former majority shareholder, SIIL, and the resolution of certain matters with SIIL and certain of its shareholders. SIIL’s shareholders currently beneficially own approximately 58% of our issued and outstanding shares. SIIL was itself owned in equal thirds by Kersaf, Caledonia and WLG, a company controlled by Sol Kerzner. SIIL previously was governed by a shareholders agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. Kersaf operates a number of hotel, casino and resort properties in southern Africa under the Sun International name and there has been some confusion regarding the use of the Sun International name by both Kersaf and us. As part of the restructuring and settlement:

  The SIIL shareholders agreement was terminated effective July 3, 2001 and SIIL was dissolved. SIIL’s shareholders now will hold their shares in us directly.

  Kersaf has granted a proxy to vote half of its shares to WLG and half of its shares to Caledonia. As a result, Caledonia owns shares representing approximately 21% of our outstanding shares and has the right to vote an additional 10% and WLG owns shares representing 16% of our outstanding shares and has the right to vote an additional 10%.

  Cement Merchants SA, or CMS, a partner in Kersaf’s hotel, casino and resort management activities in southern Africa, now owns shares representing approximately 6% of our outstanding shares. Heinrich von Rantzau, a principal of CMS, has joined our board of directors.

  Kersaf, Caledonia and WLG have agreed to certain standstill provisions through June 2006 pursuant to which each of them will refrain from proposing or consummating certain extraordinary corporate transactions involving us, including any merger or the sale of substantially all of our assets. See “Registration Rights and Governance Agreement” below.

  Pursuant to a registration rights and governance agreement, we granted certain registration rights to Kersaf, Caledonia, WLG and CMS, and Kersaf has agreed to sell not less than two million of our shares in a registered public offering before June 30, 2002, subject to certain extensions.

  The terms of our directors, consisting of Messrs. S. Kerzner, Buckley, Siegel, Marks and von Rantzau, have been extended until our annual general shareholders meeting in 2004, which we believe will satisfy our agreement with the Bahamian government that SIIL control a majority of the board of directors until June 30, 2004. See “Item 4-(B) Business Overview -Certain Matters Affecting Our Bahamian Operations-Heads of Agreement.”

  After a transition period not to exceed one year from July 3, 2001, we will cease using the names “Sun” and “Sun International” and Kersaf will have exclusive rights to use such names. We are currently planning to effect this name change in June 2002.

  Kersaf will pursue a potential resort development project in Port Ghalib, Egypt, and we will receive between 25% and 50% of Kersaf’s gross receipts from this project, if consummated, such percentage to be determined based on certain thresholds.

  Kersaf has made a one-time payment of $3.5 million to us and issued to us a secured note with a principal amount of $12.0 million and a maturity date of June 30, 2003. In December 2001, Kersaf repaid in full the principal amount of the note and accrued interest.

In October 2001, we commenced a lawsuit against Kersaf and certain of its subsidiaries. See “Item 8 - Financial Information - Legal Proceedings - Kersaf Litigation”.

As of April 30, 2002, we had 27,716,010 shares outstanding. The following table sets forth certain information as of April 30, 2002 regarding the beneficial ownership of Sun International’s ordinary shares by: (i) any person who is known to us to be the owner of more than 5% of any class of our voting securities and (ii) our directors and officers as a group:

Class of Shares              Owner                             Amount         Percent of Class
---------------     --------------------------------------  ------------      ----------------
Ordinary Shares     Caledonia Investments plc                 8,673,948  (1)       31.2%
Ordinary Shares     Baron Capital Group, Inc.                 5,627,735            20.3%
Ordinary Shares     World Leisure Group Limited               7,361,448  (2)       26.5%
Ordinary Shares     Kersaf Investments Limited                5,733,310  (3)       20.6%
Ordinary Shares     Cement Merchants SA                       1,686,984             6.1%
Ordinary Shares     Directors  and  officers  as a  group
                    (excluding  shares  deemed  owned  by
                    WLG and S. Kerzner)                               -          less than 1%
(1)	Includes 2,866,655 shares owned by Kersaf with respect to which Kersaf has granted the right to vote by proxy.
(2)	Includes 2,866,655 shares owned by Kersaf with respect to which Kersaf has granted the right to vote by proxy.
(3)	Kersaf has no right to vote these shares.

As of April 30, 2002, we had approximately 723 holders of record of approximately 27,716,010 Ordinary Shares, excluding 7,087,600 Ordinary Shares held as treasury stock. As of April 30, 2002, there were an estimated 710 U.S. holders of record holding approximately 36% of the Ordinary Shares.

All of our Ordinary Shares have the same voting rights.

(B)   Related Party Transactions

Set forth below is a summary of certain agreements that have been entered into or transactions that have occurred since the beginning of the last fiscal year involving us and any of our subsidiaries, affiliates or key management.

Registration Rights and Governance Agreement

As part of the SIIL reorganization, we entered into a registration rights and governance agreement with Kersaf, WLG, Caledonia, CMS and certain of their affiliates. Among other things, under this agreement:

  we have granted certain registration rights to Kersaf, Caledonia, WLG and CMS in respect of their Sun International ordinary shares, and Kersaf has agreed to sell not less than 2.0 million of our shares in a registered public offering before June 30, 2002, subject to certain extensions.

  we submitted to our shareholders an amendment to our articles of association that was adopted in September 2001 and set the term of our existing directors to expire at our annual general meeting in 2004;

  Kersaf has agreed until June 30, 2006 not to acquire any of our shares. In addition, subject to certain rights of first refusal as between themselves, each of Caledonia, WLG and CMS has agreed not to acquire any additional shares of Sun International in excess of 0.9 million, in the case of Caledonia and WLG, and 4.0 million, in the case of CMS, prior to June 30, 2006, in each case subject to certain exceptions; and

  Kersaf, Caledonia and WLG will refrain from proposing or consummating certain extraordinary corporate transactions involving us, including any merger or the sale of substantially all of our assets.

Harborside Promissory Notes

We, in conjunction with Vistana, have entered into a series of promissory notes with Harborside at Atlantis to fund the construction cost of the timeshare development. As of December 31, 2001, we had advanced a total of $25 million to Haborside at Atlantis. Of this amount Harborside at Atlantis had repaid $3.5 million resulting in an outstanding balance of $21.5 million at December 31, 2001. During the first quarter of 2002, Harborside at Atlantis has repaid an additional $2.1 million to us. The loans we made (the “Sun Loans”) were made simultaneously with loans from Vistana (the “Vistana Loans”). The Sun Loans and the Vistana Loans mirror each other in amounts, terms and conditions. Interest accrues at one-month Libor plus 250 basis points. The Sun Notes and the Vistana Notes are pari passu with respect to payments of principal and accrued interest and such payments will be made as cash is available from the sale of timeshare units.

Management Services and Fees

We provide management services to Sun Resorts Limited, a Mauritius company in which we currently own a 20.4% equity interest. Pursuant to the management agreement with Sun Resorts Limited, we provide comprehensive management services under individual management agreements relating to each of Le Saint Geran, Le Touessrok, La Pirogue, Sugar Beach and Le Coco Beach, resort hotels that Sun Resorts Limited owns. The term of each of these management agreements expires in December 2008.

We provide management services to Kanuhura, a Maldives company in which we currently own a 25% equity interest. The terms of the management agreement runs concurrent with the terms of a lease between Kanuhura and the Government of the Maldives to lease Kanuhura. That lease expires in 2026 and is subject to extension.

We also provide management services to Harborside at Atlantis, a joint venture in which we own a 50% equity interest.

Long-Term Contract Fees

In 2001, we received $3.1 million from Kersaf pursuant to a long-term contract. This payment was established at $2.4 million in 1994 and increases at a rate of 3.0% per year and has been paid annually.

Office Lease

Effective February 2002, we entered into a lease agreement with Tennyson Properties Limited whereby we are leasing office space in Buckinghamshire in the United Kingdom for a period of 15 years. The annual rent is approximately GBP 205,000 (which approximates US$ 300,000 at December 31, 2001) and is subject to increase every five years to the current fair market value. Tennyson Properties Limited is owned by a Kerzner family trust.

ITEM 8.  FINANCIAL INFORMATION

(A)  Consolidated Statements and Other Financial Information

Please refer to Item 18 for our consolidated financial statements and the independent auditors report prepared by Arthur Andersen LLP.

Legal Proceedings

Kersaf Litigation

On October 17, 2001 we commenced a lawsuit in the Supreme Court of the state of New York (Index No. 604963/01) against Kersaf, Royale Holdings Limited (“RRHL”), a subsidiary of Kersaf; and Sun International Management Limited, a subsidiary of RRHL, (collectively the “Kersaf Group”), for damages and other relief for breach of contract, breach of confidentiality, tortious interference with prospective business relations and unjust enrichment. The Kersaf Group engages in the resort, hotel and gaming business in southern Africa. The gravamen of the complaint is that, in settlement of prior disputes, the defendants entered into a series of related agreements in July, 2001, that, inter alia, barred the defendants from engaging in the hotel, resort and gaming business outside of the mainland of the continent of Africa for an agreed period of time; that shortly after entering into the agreements, the defendants breached them by engaging in business in areas of the world from which they were contractually barred from doing business; and that defendants misused confidential information to which they had access to interfere with and attempt to usurp business opportunities that belong rightly to us. The defendants have moved to dismiss a portion of the action for lack of jurisdiction and the entire action on the grounds that the New York Court is an inconvenient forum in which to hear the parties’ dispute. The motion is scheduled to be heard by the court in June 2002.

Other Litigation

A suit was brought against Sun International and Sun International Bahamas Limited for wrongful death arising from an August 8, 2000 snorkeling accident which occurred in the Paradise Lagoon at Atlantis and resulted in the death of a fourteen-year old boy. We have asserted third-party claims against the general contractor, sub-contractor and the design professional that were involved in the Phase I construction project. The three third-party defendants have filed procedural motions to dismiss challenging venue and lack of personal jurisdiction that remain pending. Trial is scheduled to begin in December 2002. We maintain general liability insurance coverage for ourselves and our subsidiaries covering our Atlantis operations.

We are a defendant in certain litigation and are aware of certain claims and assessments incurred in the normal course of business. In the opinion of management, based on the advice of counsel, the aggregate liability, if any, arising from such matters will not have a material adverse effect on the accompanying consolidated financial statements.

Enforceability Of Civil Liabilities

We are a Bahamian international business company incorporated under the Companies Act of the Commonwealth of The Bahamas. Certain of our directors and executive officers reside outside the United States. A substantial portion of the assets of such persons and a certain portion of our assets are located outside the United States. As a result, in the opinion of Harry B. Sands and Company, our Bahamian counsel, it may be difficult or impossible to effect service of process within the United States upon such persons, to bring suit in the United States or to enforce, in the U.S. courts, any judgment obtained there against such persons predicated upon any civil liability provisions of the U.S. federal securities laws. It is unlikely that Bahamian courts would entertain original actions against Bahamian companies, their directors or officers predicated solely upon U.S. federal securities laws. Furthermore, judgments predicated upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas. Rather, a lawsuit must be brought in The Bahamas on any such judgment. Subject to consideration of private international law, in general, a judgment obtained after due trial by a court of competent jurisdiction, which is final and conclusive as to the issues in connection, is actionable in Bahamian courts and is impeachable only upon the grounds of (i) fraud, (ii) public policy and (iii) natural justice.

Gaming debts may not be legally enforced in certain foreign jurisdictions or in certain jurisdictions within the United States. As a result, we may be unable to collect gaming debts from patrons of our casinos who reside in such jurisdictions.

Dividend Policy

Pursuant to our Articles of Association, the Board of Directors may from time to time declare dividends. We historically have not paid dividends and there are currently no plans to declare any dividends.

(B)  Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2001.

ITEM 9.   THE OFFER AND LISTING

(A)   Offer and Listing Details

The Ordinary Shares do not trade on any foreign exchange. The Ordinary Shares have been listed and traded on the NYSE since March 1, 1996. On April 30, 2002, the closing price of our Ordinary Shares on the NYSE was $28.33.

The following tables set forth the range of high and low closing sale prices of the Ordinary Shares as reported on the NYSE during the periods shown.

For the year:
                               High             Low
                             --------        --------
2001                          $28.50          $17.13
2000                           23.75           15.88
1999                           47.49           17.31
1998                           50.38           31.00
1997                           41.50           30.00

For the quarter:
                               High             Low
                             --------        --------
2002: 1st quarter             $27.21          $22.95
2001: 1st quarter              23.11           19.23
          2nd quarter          28.50           22.15
          3rd quarter          28.31           17.23
          4th quarter          25.35           17.13
2000: 1st quarter              22.50           15.88
          2nd quarter          21.00           17.00
          3rd quarter          22.44           17.63
          4th quarter          23.75           18.38

For the month:
                               High             Low
                             --------        --------
2002 April                    $29.15          $26.12
2002 March                     27.21           24.90
2002 February                  25.66           23.51
2002 January                   24.58           22.95
2001 December                  25.35           17.50

(B)   Plan of Distribution

Not applicable.

(C)   Markets

Since March 1, 1996, our Ordinary Shares have been listed and traded on the NYSE. Our ordinary shares are not listed on and do not trade on any other exchange.

(D)   Selling Shareholders

Not applicable.

(E)   Dilution

Not applicable.

(F)   Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

(A)   Share Capital

Not applicable.

(B)   Articles of Association

The Restated Articles of Association of Sun International, dated as of June 26, 2001, was filed with the SEC as an exhibit to our Form 20-F Annual Report for the year ended December 31, 2000, in file number 1-04226. Subsequent amendments, dated as of September 24, 2001, to these Restated Articles of Association were filed with the SEC with our proxy statement for the annual general meeting to be held on September 24, 2001.

A description of certain provisions of the Company’s Restated Articles of Association is incorporated by reference to the “Description of Capital Stock” section of the Company’s Form F-3 filed with the SEC on May 23, 2002.

(C)   Material Contracts

The following is a summary of each material contract in which we or any of our subsidiaries have been a party to for the past two years.

First Amendment to the Third Amended and Restated Revolving Credit Facility

On June 13, 2000, we amended the Revolving Credit Facility (the “First Amendment”). The First Amendment was entered into in order to allow us to complete a self-tender offer in 2000. An offer to purchase 5,000,000 Ordinary Shares at a $24 per share cash price was made by us on June 26, 2000. Such tender offer was completed in August 2000 whereby we purchased 5,000,000 Ordinary Shares for an aggregate price of $120 million. The self-tender offer was financed with borrowings under the Revolving Credit Facility. Pursuant to the First Amendment, the maximum amount of borrowings outstanding on the Revolving Credit Facility was reduced from $625 million to $500 million.

Second Amendment to the Third Amended and Restated Revolving Credit Facility

In January 2001, we amended the Revolving Credit Facility (the “Second Amendment”) to allow for the Resorts Atlantic City Sale and the Atlantic City Option. In accordance with the amendment, the maximum amount of borrowings outstanding was reduced by the amount of cash proceeds received pursuant to the Resorts Atlantic City Sale, which upon closing of that sale, reduced the maximum amount of borrowings that could be outstanding to $373 million. This limitation on borrowings was to be further reduced by the cash proceeds received from Colony if they exercised the Atlantic City Option. The term of the Revolving Credit Facility was through August 12, 2002, at which time we would have been required to pay in full any borrowings outstanding under that facility.

Fourth Amended and Restated Revolving Credit Facility

On November 13, 2001, we entered into a Fourth Amended and Restated Revolving Credit Facility with a syndicate of banks, the Lenders. The borrowings then-outstanding under the previous Revolving Credit Facility were paid in full. Under the new facility, the maximum amount of borrowings that may be outstanding is $200 million. An additional $150 million of borrowings may be available under certain circumstances. We are currently engaged in discussions with certain Lenders to increase the maximum allowable borrowings that may be outstanding to $300 million, pursuant to the Amended Revolving Credit Facility, in which case, an additional $50 million of borrowings would be available under certain circumstances.

Loans under the Amended Revolving Credit Facility bear interest at (i) the higher of (a) CIBC’s base rate or (b) the Federal Funds rate plus ½ of one percent, in either case plus an additional 0.25% to 1.75% based on a debt to earnings ratio during the period, as defined (the “Leverage Ratio”) or (ii) LIBO rate plus 1.25% to 2.75% based on the Leverage Ratio. After each drawdown on the Amended Revolving Credit Facility, interest is due every three months for the first six months and is due monthly thereafter. Loans under the Amended Revolving Credit Facility may be prepaid and reborrowed at any time and are due in full in November 2006.

The Amended Revolving Credit Facility contains restrictive covenants that include: (a) restrictions on the payment of dividends, (b) minimum levels of consolidated EBITDA, (c) a minimum relationship between consolidated EBITDA and interest expense and debt and (d) a minimum level of consolidated net worth, as defined.

Mohegan Sun Agreements

In February 1998, TCA and the Mohegan Tribe entered into a Relinquishment Agreement that terminated TCA’s management of Mohegan Sun effective January 1, 2000. Under the Relinquishment Agreement, TCA receives 5% of the gross revenues of Mohegan Sun (including any expansions thereto) for a period of 15 years

In February 1998, TCA and the Mohegan Tribe also entered into a development services agreement. Under this agreement, TCA acted as the Mohegan Tribe’s developer for its $1 billion expansion of Mohegan Sun, including a new 119,000 square foot casino that opened in October 2001 and a 34-story 1,200-room hotel that opened a majority of its rooms in April 2002.

Management Agreements

We have long-term management contracts with each of five hotels in the Mauritius that are owned by Sun Resorts Limited, including the Le Saint Geran, Le Touessrok, La Pirogue, Le CoCo Beach and Sugar Beach. Pursuant to these management agreements, we provide comprehensive management services for which we receive a management fee calculated as a percentage of revenues (2%) and adjusted EBITDA (15%). The term of each of these management agreements continues through December 2008.

We have a management agreement to manage the Royal Mirage Hotel in Dubai, which opened in August 1999. Pursuant to this agreement, we receive a management fee calculated as a percentage of revenues (1.5%) and gross operating profits, as defined (10%). The management fee schedule may be renegotiated after 10 years. This management agreement expires in 2019.

In July 2001, we entered into a management agreement to provide comprehensive management services to Kanuhura Sun Resort and Spa in the Maldives. Pursuant to this agreement, we receive a management fee calculated as a percentage of revenue (1.0%) and gross operation profit, as defined (10%). This management agreement expires in 2026.

Harborside at Atlantis Joint Venture

In 1999, we formed a joint venture with Vistana, a subsidiary of Starwood, to develop a timeshare project on Paradise Island adjacent to Atlantis called Harborside at Atlantis. We and Vistana each hold a 50% interest in Harborside at Atlantis. As part of the joint venture, we contributed land and Vistana contributed cash based on the number of timeshare units to be developed.

Purchase Agreement between the Company and Colony

The Purchase Agreement among SINA, as parent, GGRI, Inc., as Seller and Colony as Buyer (the “Purchase Agreement”) was dated October 30, 2000. The contract was entered into between the parties to effect the Resorts Atlantic City Sale described in “Item 4. History and Development of Business - Recent Developments”. The Resorts Atlantic City Sale closed on April 25, 2001, and pursuant to the Purchase Agreement, was conditioned on the approval by the New Jersey Casino Control Commission and Colony receiving financing. Pursuant to the Purchase Agreement, upon closing of the Resorts Atlantic City Sale, Colony received a two year option to acquire certain undeveloped real estate owned by us, adjacent to Resorts Atlantic City, for a purchase price of $40 million, which option can be extended for an additional two years under certain circumstances. Also pursuant to the Purchase Agreement, effective April 25, 2001, Colony leases from SINA certain of the undeveloped real estate that is subject to the Atlantic City Option, for $100,000 per month.

Colony Note

To facilitate Colony’s financing of the Resorts Atlantic City Sale, we lent Colony $17.5 million toward the purchase price of Resorts Atlantic City in exchange for an unsecured note at an annual rate of 12.5% per annum. Interest was payable semi-annually, one-half in cash and one-half in PIK Notes, the principal balance and all outstanding interest of the Note and the PIK Notes to be paid in seven years from the date of the original Note. The effective date of the Note was April 25, 2001. In March 2002, Colony repaid the notes in full including accrued interest.

NY Project Development Services Agreement

In March 2001, TCNY entered into a Development Services Agreement with the Stockbridge-Munsee Tribe for the development of a casino project in the Catskill region of New York. The Development Agreement was amended and restated in February 2002. Pursuant to the Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Project. As compensation for these services, TCNY will earn a fee of 5% of revenues, as defined in the Development Agreement, beginning with the opening of the Project and continuing for a period of twenty years.

Internet Gaming Agreement

On February 15, 2002, we entered into an agreement with Station Casinos, pursuant to which Station Casinos will purchase a 50% interest in SunOnline, our internet gaming subsidiary. Each company will have equal board representations and SunOnline will be the exclusive vehicle for both us and Station Casinos to pursue the internet gaming business in certain jurisdictions. We expect the transaction to close by the third quarter of 2002. The transaction is subject to a number of conditions, including regulatory approvals.

(D)   Exchange Controls

The Central Bank of The Bahamas (the “Central Bank”) must approve any payments made to companies, including us, which are non-resident companies for exchange control purposes. The Central Bank has granted approved investment status in respect of our holding of the capital stock of our Bahamian subsidiaries. The granting of such status will mean that all payments of a current nature, including the repatriation of dividends or other distributions to us out of the revenues of our Bahamian subsidiaries and any proceeds received on the sale of such subsidiaries will be routinely approved by the Central Bank following proper application. Any other payments to us by our Bahamian subsidiaries will require standard approval by the Central Bank.

There currently are no limitations on the right of nonresident or foreign owners to hold or vote the Ordinary Shares imposed by foreign law or by our Articles of Association.

(E)   Taxation

Certain United States Federal Income Tax Considerations

The following is a general discussion of certain United States federal income tax consequences to the acquisition, ownership and disposition of Ordinary Shares. For purposes of this discussion, a “United States Holder” means an individual citizen or resident of the United States, a corporation organized under the laws of the United States or of any state of political subdivision thereof, or an estate or trust the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

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

Ownership of Ordinary Shares

Dividends on Ordinary Shares paid to United States Holders will be treated as dividend income for United States federal income tax purposes to the extent of our undistributed current or accumulated earnings and profits as computed for federal income tax purposes. Such dividends will generally not be eligible for the dividends received deduction available to certain United States corporations under Section 243 of the Internal Revenue Code of 1986, as amended.

We are not a “passive foreign investment company” (a “PFIC”), a “foreign personal holding company” (a “FPHC”) or a “controlled foreign corporation” (a “CFC”) for United States federal income tax purposes. We are not a CFC or an FPHC as more than 55% of our voting interest and stock value is owned by non-United States entities. If more than 50% of the voting power or value of our stock were owned (directly, indirectly or by attribution) by United States persons who each owned (directly, indirectly or by attribution) 10% or more of the voting power of our stock (“10% Shareholders”), we would become a CFC and each such 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of a portion of our undistributed income. If more than 50% of the voting power or value of our stock were owned (directly, indirectly or by attribution) by five or fewer individuals who are citizens or residents of the United States and if at least 60% of our income consisted of certain interest, dividend or other enumerated types of income, we would be an FPHC. If we were an FPHC, each United States Holder (regardless of the amount of stock owned by such United States Holder) would be required to include in its taxable income as a constructive dividend its share of our undistributed income of specified types. If our foreign ownership interests were to decrease, or if United States persons were to acquire a greater ownership interest in our foreign stock holders, then it is possible that we could become a CFC or FPHC if we otherwise satisfied the tests set forth above.

We are not a PFIC because we do not anticipate that more than 75% of our annual gross income will consist of certain “passive” income or more than 50% of the average value of our assets in any year will consist of assets that produce, or are held for the production of, such passive income. If such income and asset tests were not met and we were to become a PFIC, all United States Holders would be required to include in their taxable income certain undistributed amounts of our income, or in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions” (defined to include any gain on the sale of stock).

Any gain or loss on the sale or exchange of Ordinary Shares by a United States Holder will be a capital gain or loss. If the United States Holder has held such Ordinary Shares for more than one year, such gain or loss will be a long-term capital gain or loss.

Annual filings of Form 5471 may be required from certain United States persons owning 10% or more of our stock.

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

(F)   Dividends and Paying Agents

Not applicable.

(G)   Statement by Experts

Not applicable.

(H)   Documents on Display

Sun International is subject to the informational requirements of the Securities Exchange Act of 1934 and files reports and other information with the Securities and Exchange Commission. You may read and copy all or any portion of the Annual Report and its exhibits at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at its regional office Citicorp Center, 500 West Madison Street, Suite 1400 Chicago, Illinois 60661-2511. You may request copies of all or any portion of these documents, upon payment of a duplication fee, by writing to the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain more information about the public reference room by calling the SEC at 1-800-SEC-0330. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at www.sec.gov.

(I)   Subsidiary Information

Please refer to "Item 4. Information on the Company (C) Organizational Structure" for a list of our significant subsidiaries. A listing of our significant subsidiaries is filed with this Annual Report as Exhibit 8. See "Item 19. Exhibits".

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our major market risk is interest rate risk associated with our bank debt and interest rate swaps on a portion of our fixed rate debt. We attempt to limit our exposure to interest rate risk by managing the mix of fixed and floating rate debt, and by entering into variable interest rate swap agreements to hedge a portion of our fixed rate debt. See “Item 5. – (A) Operating and Financial Review and Prospects - Other Matters – Market Risk” for information on our interest rate swap agreements.

We prepare our financial statements in U.S. dollars. Our most significant non-U.S. operations are in The Bahamas. Due to current governmental policies in The Bahamas that equate one Bahamian dollar to one United States dollar and to our limited operations in other jurisdictions outside the United States, we do not have material market risk exposures relative to changes in foreign exchange rates.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. The fair value of variable rate debt approximates the carrying value since interest rates are variable and, thus, approximate current market rates. The fair value of fixed rate date is based on the market value on the balance sheet date, and in the case of the fair value of interest rate swaps is determined from representations of financial institutions and represents the discounted future cash flows through maturity or expiration using current rates, and is effectively the amount we would pay or receive to terminate the agreements.

December 31, 2001                  Expected Maturity Date                                   Fair Value
(In Thousands of Dollars) ------------------------------------------                         December
Asset (Liability)          2002     2003     2004    2005     2006    Thereafter     Total   31, 2001
------------------------- -------- -------- ------- ------- -------- ------------ --------- ------------

Fixed rate debt:
  9% Notes                 $ -      $ -      $ -     $ -    $     -    $200,000    $200,000  $196,000
  8 5/8% Notes               -        -        -       -          -     100,000     100,000    98,000
  8 7/8% Notes               -        -        -       -          -     200,000     200,000   192,000

Variable rate debt           -        -        -       -     24,000           -      24,000    24,000
Average interest rates

Interest rate swaps          -        -        -       -          -           -           -    $5,503
Average pay rate (a)                                                                           6.411%
Average receive rate                                                                           8.875%

(a)  Based on average spreads ranging from 2.95-3.02% plus six-month LIBOR.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

There is nothing to disclose with respect to this item.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In July 2001, pursuant to a consent solicitation, we amended the indentures to our 9% Senior Subordinated Notes and our 8 5/8% Senior Subordinated Notes. In August 2001, we issued the 8 7/8% Senior Subordinated Notes which rank par passu to the 9% Senior Subordinated Notes and the 8 5/8% Senior Subordinated Notes. The proceeds from the 8 7/8% Senior Subordinated Notes were used to repay borrowings then outstanding on our Revolving Credit Facility.

In November 2001, we amended our Revolving Credit Facility. This amendment, among other things, reduced the maximum amount of borrowing that may be outstanding under the facility to $200 million, with an additional $150 million available under certain circumstances, and extended the terms of the facility for an additional four years. As of May 2002, we are currently engaged in discussions with certain Lenders to increase the maximum amount of borrowings that may be outstanding to $300 million, in which case an additional $50 million would be available under certain circumstances. The Senior Subordinated Notes are subordinate to the Revolving Credit Facility. See “2001 Consent Solicitation” and “Refinancing” under “Item 4 (A) History and Development of the Company” for a description of these transactions.

On May 20, 2002, we issued in a private offering an additional $200 million of 8 7/8% Senior Subordinated Notes. The proceeds from this offering will be used to fund a tender offer and redemption of our 9% Senior Subordinated Notes. These transactions are further described under “Item 4. (A) History and Development of the Company – Recent Developments”.

As part of the SIIL reorganization, Kersaf has granted a proxy to vote half of its shares to WLG and half of its shares to Caledonia. In addition, we entered into a registration rights and governance agreement with Kersaf, WLG, Caledonia, CMS and certain of their affiliates. See “Item 7. Major Shareholders and Related Party Transactions” for a further description of these transactions.

ITEM 15.  RESERVED

ITEM 16.   RESERVED

PART III

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

ITEM 19.  EXHIBITS

                                                                                 Sequentially
    Exhibit No.       Description                                                Numbered Pages
--------------------- ---------------------------------------------------------- --------------------------------------
        1.1           Restated  Articles  of  Association  of SIHL  dated as of  Incorporated  by reference to Exhibit
                      June 26, 2001.                                             1 to Sun  International's  Form  20-F
                                                                                 Annual  Report  for  the  year  ended
                                                                                 December  31,   2001,   in  File  No.
                                                                                 1-04226.

       1.2            Amendment  to Restated  Articles of  Association  of SIHL  Incorporated  by reference to Exhibit
                      dated as of September 24, 2001.                            10 to  registrant's  Form  6-K  dated
                                                                                 August 24, 2001 in File No. 1-04226.

      2.1 (a)         Form of Purchase  Agreement  for  $200,000,000  principal  Incorporated  by reference to Exhibit amounts  of 9% Senior  Subordinated  Notes due 2007 dated  (4)(e)(1)  to SINA's Form 10-K Annual
                      March 5, 1997,  among SIHL and SINA,  as  issuers,  Bear,  Report  for  the  fiscal  year  ended
                      Stearns  &  Co.   Inc.,   Societe   Generale   Securities  December  31,   1996,   in  File  No.
                      Corporation  and Scotia  Capital  Markets  (USA) Inc., as  1-4748.
                      purchasers,   and  various   subsidiaries   of  SIHL,  as
                      guarantors.

      2.1 (b)         Form of  Indenture  dated as of March 10,  1997,  between  Incorporated  by reference to Exhibit
                      SIHL and SINA, as issuers,  various subsidiaries of SIHL,  (4)(e)(2)  to SINA's Form 10-K Annual as  guarantors,  and The Bank of New  York,  as  trustee,  Report  for  the  fiscal  year  ended
                      with  respect  to  $200,000,000  principal  amount  of 9%  December  31,   1996,   in  File  No.
                      Senior Subordinated Notes due 2007 and exhibits thereto.   1-4748.

      2.1 (c)         Supplemental  Indenture  dated  as of  July  23,  2001 to  Incorporated  by reference to Exhibit
                      Indenture   dated  as  of  March  10,   1997  to  the  9%  (99)(a)  to  registrant's   Form  6-K
                      $200,000,000 Senior Subordinated Notes due 2007.           dated  July  23,  2001  in  File  No.
                                                                                 1-04226.

      2.1 (d)         Supplemental  Indenture dated as of September 19, 2001 to  Incorporated  by reference to Exhibit
                      Indenture   dated  as  of  March  10,   1997  to  the  9%  (99)(b)  to  registrant's   Form  6-K
                      $200,000,000 Senior Subordinated Notes due 2007.           dated  September 19, 2001 in File No.
                                                                                 1-04226.

      2.1 (e)         Form of Registration  Rights  Agreement dated as of March  Incorporated  by reference to Exhibit
                      5, 1997, by and among SIHL and SINA, as issuers,  various  (4)(e)(3)  to SINA's Form 10-K Annual subsidiaries of SIHL, as guarantors,  and Bear, Stearns &  Report  for  the  fiscal  year  ended
                      Co. Inc.,  Societe  Generale  Securities  Corporation and  December  31,   1996,   in  File  No.
                      Scotia Capital Markets (USA) Inc., as purchasers.          1-4748.

      2.1 (f)         Form of  Inter-Borrower  Agreement  dated as of March 10,  Incorporated  by reference to Exhibit
                      1997, between SIHL and SINA.                               (4)(e)(4)  to SINA's Form 10-K Annual
                                                                                 Report  for  the  fiscal  year  ended
                                                                                 December  31,   1996,   in  File  No.
                                                                                 1-4748.

      2.2 (a)         Form of Indenture dated as of December 10, 1997,  between  See Exhibit 2.2 (a).
                      SIHL and SINA, as issuers,  various subsidiaries of SIHL,
                      as  guarantors,  and The Bank of New  York,  as  trustee,
                      with respect to $200,000,000  principal  amount of 8.625%
                      Senior Subordinated Notes due 2007.

      2.2 (b)         Supplemental  Indenture  dated  as of  July  23,  2001 to  Incorporated  by reference to Exhibit
                      Indenture  dated as of  December  10,  1997 to the 8.625%  (99)(b)  to  registrant's   Form  6-K
                      $100,000,000 Senior Subordinated Notes due 2007.           dated  July  23,  2001  in  File  No.
                                                                                 1-04226.

      2.2 (c)         Supplemental  Indenture dated as of September 19, 2001 to  Incorporated  by reference to Exhibit
                      Indenture  dated as of  December  10,  1997 to the 8.625%  (99)(c)  to  registrant's   Form  6-K
                      $100,000,000 Senior Subordinated Notes due 2007.           dated  September 19, 2001 in File No.
                                                                                 1-04226.

      2.3 (a)         Form of Purchase  Agreement  for  $200,000,000  principal  See Exhibit 2.3 (a).
                      amounts  of 8 7/8%  Senior  Subordinated  Notes  due 2011
                      dated  August 9, 2001,  among SIHL and SINA,  as issuers,
                      Deutsche Banc Alex.  Brown Inc., Bear Stearns & Co. Inc.,
                      CIBC World  Markets  Corp.,  Banc of  America  Securities
                      LLC,   Wells  Fargo   Brokerage   Services,   LLC,  Fleet
                      Securities,  Inc., and The Royal Bank of Scotland PLC, as
                      purchasers,   and  various   subsidiaries   of  SIHL,  as
                      guarantors.

      2.3 (b)         Form of Purchase  Agreement  for  $200,000,000  principal  See Exhibit 2.3 (b).
                      amounts  of 8 7/8%  Senior  Subordinated  Notes  due 2011
                      dated May 9, 2002, among SIHL and SINA, as issuers,  Bear
                      Stearns & Co. Inc.,  Deutsche Bank Securities  Inc., CIBC
                      World  Markets  Corp.,  Banc of America  Securities  LLC,
                      Wells  Fargo   Brokerage   Services,   LLC,  J.P.  Morgan
                      Securities Inc., as purchasers,  and various subsidiaries
                      of SIHL, as guarantors.

      2.3 (c)         Form of Indenture  dated as of August 14,  2001,  between  Incorporated  by reference to Exhibit
                      SIHL and SINA, as issuers,  various subsidiaries of SIHL,  (2)(c)  to   registrant's   Form  6-K
                      as  guarantors,  and The Bank of New  York,  as  trustee,  dated  August  24,  2001 in File  No.
                      with respect to $200,000,000  principal  amount of 8 7/8%  1-04226.
                      Senior Subordinated Notes due 2011.

      2.3 (d)         Supplemental  Indenture dated as of September 19, 2001 to  Incorporated  by reference to Exhibit
                      Indenture  dated  as of  August  14,  2001  to the 8 7/8%  (99)(a)  to  registrant's   Form  6-K
                      $200,000,000 Senior Subordinated Notes due 2011.           dated  September 19, 2001 in File No.
                                                                                 1-04226.

      2.3 (e)         Form of Registration  Rights Agreement dated as of August  Incorporated  by reference to Exhibit
                      14,  2001,  by and  among  SIHL  and  SINA,  as  issuers,  2  (b)  to  SIHL's   Form  6-K  dated
                      various   subsidiaries   of  SIHL,  as  guarantors,   and  August 24, 2001 in File No. 1-04226.
                      Deutsche Banc Alex.  Brown Inc., Bear Stearns & Co. Inc.,
                      CIBC World  Markets  Corp.,  Banc of  America  Securities
                      LLC,   Wells  Fargo   Brokerage   Services,   LLC,  Fleet
                      Securities,  Inc., and The Royal Bank of Scotland PLC, as
                      purchasers.

      2.3 (f)         Form of  Registration  Rights  Agreement  dated as of May  See Exhibit 2.3 (f).
                      20,  2002,  by and  among  SIHL  and  SINA,  as  issuers,
                      various  subsidiaries  of SIHL, as  guarantors,  and Bear
                      Stearns & Co. Inc.,  Deutsche Bank Securities  Inc., CIBC
                      World  Markets  Corp.,  Banc of America  Securities  LLC,
                      Wells  Fargo   Brokerage   Services,   LLC,  J.P.  Morgan
                      Securities Inc., as purchasers.

        4.1           Purchase Agreement among SINA as parent, GGRI, as Seller   Incorporated by reference to Exhibit
                      and Colony as Buyer dated as of October 30, 2000.          (10) to SINA's Form 10-Q Quarterly
                                                                                 Report for the quarter ended
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
                                                                                 Form 6-K dated May 3, 2001 in File
                                                                                 No. 1-04226

        4.3           Fourth Amended and Restated Revolving Credit Facility      Incorporated by reference to Exhibit
                      dated as of November 13, 2001 among SIHL, SINA and SIB     (10) to SINA's Form 10-Q Quarterly
                      and various financial institutions as Lenders, and CIBC    Report for the quarter ended
                      as the administrative agent.                               September 30, 2001, in File No.
                                                                                 1-4748.

        4.4           TCNY Second Amended  and Restated Development Services     Incorporated by reference to Exhibit
                      Agreement dated as of February 6, 2002 among the           (10) to SINA's Form 10-Q Quarterly
                      Stockbridge-Munsee Tribe, the Stockbridge-Munsee Tribal    Report for the quarter ended March
                      Gaming Authority, TCNY, SINA and Waterford Gaming Group,   31, 2002, in File No. 1-4748.
                      LLC.

        4.5           Management Agreement between the Government of Dubai and    Incorporated by reference to Exhibit
                      Sun International Management Limited and Sun               3.2 to Sun International's Form 20-F
                      International Hotels Limited dated as of June 5, 1998.     Annual Report for the year ended
                                                                                 December 31, 1998, in File No.
                                                                                 1-04226.

        4.6           Development Services Agreement dated February 7, 1998      Incorporated by reference to Exhibit
                      between the Mohegan Tribal Gaming Authority and TCA.       2.1 to Sun International's Form 20-F
                                                                                 Annual Report for the year ended
                                                                                 December 31, 1997, in File No.
                                                                                 1-04226.

        4.7           Relinquishment Agreement dated February 7, 1998, between   Incorporated by reference to Exhibit
                      the Mohegan Tribal Gaming Authority and TCA.               2.2 to Sun International's Form 20-F
                                                                                 Annual Report for the year ended
                                                                                 December 31, 1997, in File No.
                                                                                 1-04226.

        4.8           Stock Purchase Agreement dated as of February 14, 2002,    See Exhibit 4.8.
                      by and among Station Casinos, Inc., Station Online,
                      Inc., SIHL and SunOnline Limited with respect to certain
                      shares of capital stock of SunOnline Limited.

        4.9           Resorts Retirement Savings Plan, dated January 1, 2000.    Incorporated by reference to Exhibit
                                                                                 (10)(c) to SINA's Form 10-K Annual
                                                                                 Report for the year ended December
                                                                                 31, 2000 in File No. 1-4748.

         6            Computation of earnings per share.                         Incorporated by reference to Note 2
                                                                                 of the Notes to the Consolidated
                                                                                 Financial Statements.

         8            Listing of subsidiaries.                                   See Exhibit 8.

        10.1          Sun International Hotels Limited Audit Committee Charter.  Incorporated by reference to Exhibit
                                                                                 3.4 of Sun International's Form 20-F
                                                                                 Annual Report for the year ended
                                                                                 December 31, 1999, in File No.
                                                                                 1-04226.

        10.2          Letter from the Registrant to the SEC regarding            See Exhibit 10.2.
                      representations made by
                      Arthur Andersen LLP.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date:	May 30, 2002	SUN INTERNATIONAL HOTELS LIMITED
		By:	/s/John R. Allison
		Name:	John R. Allison
		Title:	Executive Vice President
Chief Financial Officer

                             SUN INTERNATIONAL HOTELS LIMITED

                  Consolidated Financial Statements as of December 31, 2001

                         REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Sun International Hotels Limited:

We have audited the  accompanying  consolidated  balance  sheets of Sun  International  Hotels
Limited and  subsidiaries  as of  December  31,  2001 and 2000,  and the related  consolidated statements  of  operations,  changes  in  shareholders'  equity and cash flows for each of the three  years in the period  ended  December  31,  2001.  These  financial  statements  are the responsibility  of the Company's  management.  Our  responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion,  the financial  statements  referred to above present fairly,  in all material respects,  the financial  position of Sun International  Hotels Limited and subsidiaries as of
December 31, 2001 and 2000 and the results of their  operations  and their cash flows for each of the three  years in the period  ended  December  31,  2001 in  conformity  with  accounting principles generally accepted in the United States.

                        ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 25, 2002

                                         SUN INTERNATIONAL HOTELS LIMITED
                                            CONSOLIDATED BALANCE SHEETS
                                  (In thousands of US dollars, except share data)

                                                                          December 31,
                                                                 ------------------------------------
                                                                       2001                 2000
                                                                 ---------------      ---------------
                                   ASSETS
   Current assets:
       Cash and cash equivalents                                  $      30,471        $      22,497
       Restricted cash                                                    4,518                1,651
       Trade receivables, net                                            37,454               40,612
       Due from affiliates                                               28,364               34,140
       Inventories                                                        8,807               10,417
       Prepaid expenses and other assets                                  5,226                9,849
       Net assets held for sale                                               -              138,350
                                                                 ---------------      ---------------
         Total current assets                                           114,840              257,516
   Property and equipment, net                                        1,155,192            1,155,509
   Note receivable                                                       18,018                    -
   Due from affiliates - non-current                                     15,888                5,069
   Deferred tax asset, net                                                3,874                    -
   Deferred charges and other assets, net                                18,692               13,120
   Investment in associated companies                                    30,527               29,577
                                                                 ---------------      ---------------
         Total assets                                             $   1,357,031        $   1,460,791
                                                                 ===============      ===============

                    LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
       Current maturities of long-term debt                       $         261        $         230
       Accounts payable and accrued liabilities                         148,063              136,872
       Capital creditors                                                  6,570               12,954
                                                                 ---------------      ---------------
         Total current liabilities                                      154,894              150,056
   Other long-term liabilities                                            5,503                    -
   Long-term debt, net of current maturities                            518,231              668,908
                                                                 ---------------      ---------------
         Total liabilities                                              678,628              818,964
                                                                 ---------------      ---------------
   Commitments and contingencies (Notes 9 and 17)
   Shareholders' equity:
       Ordinary shares, $.001 par value                                      34                   34
       Capital in excess of par                                         688,714              680,784
       Retained earnings                                                160,977              129,321
       Accumulated other comprehensive loss                              (8,553)              (5,543)
                                                                 ---------------      ---------------
                                                                        841,172              804,596
       Treasury stock                                                  (162,769)            (162,769)
                                                                 ---------------      ---------------
         Total shareholders' equity                                     678,403              641,827
                                                                 ---------------      ---------------
         Total liabilities and shareholders' equity               $   1,357,031        $   1,460,791
                                                                 ===============      ===============

   The accompanying notes are an integral part of these balance sheets.

                                         SUN INTERNATIONAL HOTELS LIMITED
                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                (In thousands of US dollars, except per share data)

                                                              For the Year Ended December 31,
                                                      ------------------------------------------------
                                                          2001              2000              1999
                                                      ------------      ------------      ------------
Revenues:
    Gaming                                             $  116,490        $  367,935       $   351,545
    Rooms                                                 176,573           194,008           164,831
    Food and beverage                                     121,415           147,718           137,100
    Tour operations                                        36,348            33,192            28,714
    Real estate related                                     9,771           108,650                 -
    Management and other fees                              36,806            35,763            46,898
    Other revenues                                         56,416            49,208            45,910
    Insurance recovery                                      2,000                 -            14,209
                                                      ------------      ------------      ------------
      Gross revenues                                      555,819           936,474           789,207
    Less: promotional allowances                          (22,778)          (51,779)          (50,240)
                                                      ------------      ------------      ------------
      Net revenues                                        533,041           884,695           738,967
                                                      ------------      ------------      ------------

Cost and expenses:
    Gaming                                                 60,444           224,765           209,177
    Rooms                                                  29,625            33,915            30,448
    Food and beverage                                      82,856            98,288            91,539
    Other operating expenses                               80,094            96,605            92,705
    Real estate related                                     2,865            32,272                 -
    Selling, general and administrative                    80,206           103,465            93,962
    Tour operations                                        32,041            29,626            27,816
    Corporate expenses                                     25,106            25,340            16,260
    Depreciation and amortization                          51,490            60,223            57,230
    Purchase termination costs                                  -            11,202                 -
    Transaction costs                                           -             7,014                 -
    Restructuring costs                                     5,732                 -                 -
    Pre-opening expenses                                    6,904             7,616             5,398
    Write-down of net assets held for sale                      -           229,208                 -
                                                      ------------      ------------      ------------
      Cost and expenses                                   457,363           959,539           624,535

                                                      ------------      ------------      ------------
Income (loss) from operations                              75,678           (74,844)          114,432
                                                      ------------      ------------      ------------

Other income (expense):
    Interest income                                         7,471             4,194            12,725
    Interest expense, net of capitalization               (52,702)          (45,678)          (50,699)
    Equity in earnings of associated companies              3,059             4,225             2,628
    Other, net                                               (760)             (688)               60
                                                      ------------      ------------      ------------
      Other expense, net                                  (42,932)          (37,947)          (35,286)
                                                      ------------      ------------      ------------

Income (loss) before provision for income taxes            32,746          (112,791)           79,146
Provision for income taxes                                 (1,090)           (6,313)           (9,324)
                                                      ------------      ------------      ------------
      Net income (loss)                                $   31,656        $ (119,104)      $    69,822
                                                      ============      ============      ============

Earnings (loss) per share:
    Basic                                              $     1.18        $    (3.86)      $      2.09
                                                      ============      ============      ============
    Diluted                                            $     1.14        $    (3.86)      $      2.05
                                                      ============      ============      ============

The accompanying notes are an integral part of these statements.

                                      SUN INTERNATIONAL HOTELS LIMITED
                         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                            For the Years Ended December 31, 2001, 2000 and 1999
                                               (In thousands)

                                                                            Retained Earnings
                                                                        ---------------------------
                                                                                      Accumulated
                                     Ordinary Shares      Capital in                     Other                                 Comprehensive
                                     -----------------     Excess of     Retained     Comprehensive  Treasury       Total      Income (Loss)
                                     Shares    Amount        Par         Earnings         Loss        Stock        Equity     for the Period
                                     -------  --------    -----------   ----------  --------------- ---------     ----------  --------------

Balance at December 31, 1998         33,577       $34      $675,595      $178,603      $ (3,611)    $       -     $ 850,621

Translation reserves                      -         -             -             -        (1,958)            -        (1,958)     $ (1,958)
Repurchase of 1 million
Ordinary
  Shares                                  -         -             -             -             -       (20,977)      (20,977)            -
Exercise of share options               112         -         2,696             -             -             -         2,696             -
Shares canceled                          (7)        -          (373)            -             -             -          (373)            -
Net income                                -         -             -        69,822             -             -        69,822        69,822
                                     -------     -----     ---------     ---------     ---------    ----------    ----------    ----------
    Balance at December 31, 1999     33,682        34       677,918       248,425        (5,569)      (20,977)      899,831      $ 67,864
                                                                                                                                ==========
Translation reserves                      -         -             -             -            26             -            26      $     26
Repurchase of  6.1 million
  Ordinary Shares                         -         -             -             -             -      (141,792)     (141,792)            -
Exercise of share options               192         -         2,866             -             -             -         2,866             -
Net loss                                  -         -             -      (119,104)            -             -      (119,104)     (119,104)
                                     -------     -----     ---------     ---------     ---------    ----------    ----------    ----------
    Balance at December 31, 2000     33,874        34       680,784       129,321        (5,543)     (162,769)      641,827     $(119,078)
                                                                                                                                ==========
Translation reserves                      -         -             -             -        (3,010)            -        (3,010)     $ (3,010)
Exercise of share options               531         -         7,930             -             -             -         7,930             -
Net income                                -         -             -        31,656             -             -        31,656        31,656
                                     -------     -----     ---------     ---------     ---------    ----------    ----------    ----------
    Balance at December 31, 2001     34,405       $34      $688,714      $160,977      $ (8,553)    $(162,769)    $ 678,403      $ 28,646
                                     =======     =====     =========     =========     =========    ==========    ==========    ==========

The accompanying notes are an integral part of these statements.

                                         SUN INTERNATIONAL HOTELS LIMITED
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           (In thousands of US dollars)

                                                                       For the Year Ended December 31,
                                                                -----------------------------------------------
                                                                    2001             2000              1999
                                                                ------------      -----------      ------------
Cash flows from operating activities:
  Net income (loss)                                              $   31,656       $ (119,104)       $   69,822
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
      Depreciation and amortization                                  55,692           64,340            60,147
      Write-down of net assets held for sale                              -          229,208                 -
      Purchase termination costs                                          -           11,202                 -
      (Gain) loss on disposition of other assets                        760              688               (60)
      Equity in earnings of associated companies,
        net of dividends received                                      (187)          (1,377)               23
      Provision for doubtful receivables                              6,355            6,492             6,466
      Provision for discount on CRDA obligations, net                     -              799               587
      Deferred income tax benefit                                    (3,874)               -                 -
      Net change in deferred tax liability                                -              205               (30)
      Net change in deferred charges and other assets                (1,398)          (1,668)            4,548
      Net change in working capital accounts:
          Receivables                                                (3,722)          (9,179)          (20,440)
          Due from affiliates                                         1,377           (4,658)           (7,150)
          Inventories and prepaid expenses                            5,098           (2,052)           (8,129)
          Accounts payable and accrued liabilities                    1,676           26,490             4,198
      Other                                                           5,900           23,912                 -
                                                                ------------      -----------      ------------
          Net cash provided by operating activities                  99,333          225,298           109,982
                                                                ------------      -----------      ------------

Cash flows from investing activities:
    Payments for property and equipment, net of insurance
      proceeds received                                             (67,590)        (155,892)         (205,046)
    Net proceeds from the sale of other assets                        2,547              501             5,186
    Proceeds received from sale of Resorts Atlantic City, net       120,850                -                 -
    Proceeds received for repayment of note receivable               12,000                -                 -
    Proceeds from redemption of subordinated notes                        -                -            94,126
    Deposit refunded (paid) for proposed Desert Inn acquisition           -            7,750           (16,117)
    Advances to associated companies, net                            (6,420)         (18,663)             (600)
    Acquisition of equity interest in associated company             (3,768)               -                 -
    Sale of subordinated notes                                            -                -             2,798
    Reclassification of cash to net assets held for sale                  -          (21,453)                -
    CRDA deposits and other                                               -           (2,695)           (2,746)
                                                                ------------      -----------      ------------
          Net cash provided by (used in) investing activities        57,619         (190,452)         (122,399)
                                                                ------------      -----------      ------------

Cash flows from financing activities:
    Proceeds from exercise of share options                           7,930            2,866             2,696
    Borrowings                                                      274,500          202,000           129,000
    Repurchase of Ordinary Shares                                         -         (141,792)          (20,977)
    Debt issuance and modification costs                             (8,805)            (919)           (2,361)
    Repayment of borrowings                                        (419,736)        (113,063)         (118,854)
                                                                ------------      -----------      ------------
          Net cash used in financing activities                    (146,111)         (50,908)          (10,496)
                                                                ------------      -----------      ------------

    Increase (decrease) in cash and cash equivalents                 10,841          (16,062)          (22,913)
Cash and cash equivalents at beginning of period                     24,148           40,210            63,123
                                                                ------------      -----------      ------------
Cash and cash equivalents at end of period                       $   34,989       $   24,148        $   40,210
                                                                ============      ===========      ============

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Basis of Presentation

Sun International  Hotels Limited ("SIHL"),  an international  resort and gaming company,  was incorporated  in 1993 under the laws of the  Commonwealth  of The  Bahamas.  In these notes to consolidated  financial  statements,  the words "Company",  "we", "our" and "us" refer to SIHL together with its subsidiaries as the context may require.

We are a leading  developer  and  operator of premier  destination  casino  resorts and luxury hotels.  In our destination  casino resort business,  we own and operate the Atlantis Paradise
Island resort and casino complex  ("Atlantis")  located in The Bahamas.  We also developed and receive  certain  revenue  from the  Mohegan  Sun Casino in  Uncasville,  Connecticut.  In our
luxury  resort hotel  business,  we operate  eight beach  resorts at  locations in  Mauritius,
Dubai,  the  Maldives  and The  Bahamas.  We are in the  early  stages of an  Internet  gaming venture,  which was in the  testing  phase  through the end of 2001 and  commenced  operations effective January 2002.

Prior to 2001,  we owned and  operated a resort and casino  property  in  Atlantic  City,  New
Jersey ("Resorts Atlantic City"), which we sold to an unaffiliated entity.

Majority Shareholder Reorganization

In July 2001, we announced the  restructuring of our majority  shareholder,  Sun International
Investments  Limited ("SIIL"),  and the resolution of certain matters with SIIL and certain of its  shareholders  (collectively  the  "Reorganization").  At the time of the  Reorganization,
SIIL and its shareholders  beneficially owned  approximately 67% of our issued and outstanding ordinary  shares  (the  "Ordinary  Shares").  SIIL is itself  owned in equal  thirds by Kersaf
Investments Limited ("Kersaf"),  Caledonia  Investments PLC and World Leisure Group Limited, a
company   controlled  by  a  Kerzner  family  trust.   SIIL   previously  was  governed  by  a
shareholders'  agreement  pursuant to which all major decisions of SIIL required the unanimous consent of its  shareholders.  In  connection  with the  Reorganization,  among other  things,
SIIL is being  dissolved  and the  shareholders'  agreement  governing  SIIL  was  terminated.
Accordingly,  SIIL's  shareholders  will obtain direct ownership of their Ordinary Shares.  In addition,  SIIL's  shareholders  have  agreed  to,  among  other  things,  certain  standstill provisions  in effect  through  June 2006,  pursuant to which each of them will  refrain  from
proposing  or  consummating  certain  extraordinary   corporate   transactions  involving  the
Company,  including  any  merger or the sale of  substantially  all of the  Company's  assets.
Pursuant to a registration rights and governance  agreement,  we granted certain  registration rights to SIIL's  shareholders  in respect of the Ordinary Shares held by them, and Kersaf has agreed  to sell not less than two  million  of its  Ordinary  Shares  in a  registered  public offering  before June 30, 2002,  subject to certain  exceptions.  Kersaf  operates a number of hotel,  casino and resort properties in southern Africa under the Sun  International  name and there has been some confusion  regarding the use of the Sun International  name by both Kersaf and the Company.  We agreed that,  after a transition  period not to exceed one year from June
30, 2001,  we will cease using the names "Sun" and "Sun  International".  In  connection  with the  Reorganization,  Kersaf  agreed to pay us $15.5  million.  This was settled by a one time cash  payment  of $3.5  million  and the  issuance  of a 5 year,  $12  million  note,  bearing interest  at 9% per annum.  In December  2001,  the  principal  amount of the note and accrued interest thereon was repaid in full.

The Bahamas

Through certain Bahamian  subsidiaries,  we own and operate Atlantis,  our flagship  property.
Atlantis is a 2,317-room,  ocean-themed  destination casino resort located on Paradise Island,
The Bahamas.  Atlantis  features  three  interconnected  hotel  towers,  the Royal Tower,  the
Coral  Tower and the  Beach  Tower,  all built  around a 7-acre  lagoon  and a 34-acre  marine environment  that includes the world's  largest  open-air  aquarium.  Atlantis also features a
100,000 square foot  entertainment  complex containing  approximately  1,000 slot machines and
80 table games,  17  restaurants,  approximately  100,000  square feet of convention  space, a sports center,  over 30,000 square feet of high-end  retail space and a 63-slip,  full service marina.  We also own and operate the Ocean Club Resort,  a high-end  luxury  resort hotel with
106 rooms and suites  located on Paradise  Island,  as well as the Ocean Club Golf  Course,  a water plant, and other  improvements on Paradise  Island.  We own  approximately  100 acres of undeveloped land, which is available for sale or development.

During 1999, we completed  construction of a new 100,000 square foot convention  facility.  In
2000,  we  completed  construction  of an  addition  to the Ocean Club  Resort  comprising  40 luxurious  rooms and ten deluxe  suites,  as well as a new beachfront  restaurant  operated by
well-known  restaurateur  Jean-Georges  Vongerichten.   In  addition,  we  completed  the  Tom
Weiskopf-designed  championship  Ocean Club Golf  Course  and  Clubhouse  which  opened to the public in January  2001.  Also in 2000,  we  completed  the  infrastructure  of the Ocean Club
Estates,  with 121 luxury  homesites set around the golf course.  Of the  homesites  available for sale,  102 were  closed on during  2000 and nine more were  closed on during  2001.  As of
December 31, 2001,  there are no remaining  homesites  available for sale,  although  eight of them are pending final closing, and two will be retained by the Company.

In 1999,  through one of our Bahamian  subsidiaries,  we formed a joint  venture with Vistana,
Inc.  ("Vistana"),  a subsidiary of Starwood Hotels and Resorts  Worldwide Inc.  ("Starwood"),
to develop a  timeshare  project on Paradise  Island  adjacent  to  Atlantis  ("Harborside  at
Atlantis").  Vistana  and  the  Company  each  have  a 50%  interest  in  the  joint  venture.
Construction  of 82 two bedroom  lock-off  units was  completed by February  2001 and sales of the timeshare  units began in May 2000.  Our share of earnings from  Harborside at Atlantis is included  in equity in earnings  of  associated  companies  in the  accompanying  consolidated statements  of  operations.  In  addition,  we earn  fees for  marketing,  administrative  and development services provided to Harborside at Atlantis.

Connecticut

We have a 50% interest in, and are a managing partner of, Trading Cove Associates  ("TCA"),  a
Connecticut  general  partnership that developed and until December 31, 1999, had a management
agreement  (the  "Management   Agreement")  with  the  Mohegan  Tribal  Gaming  Authority,  an instrumentality  of the  Mohegan  Tribe of Indians of  Connecticut  (the  "Mohegan  Tribe") to
operate  a casino  resort  and  entertainment  complex  situated  in the  town of  Uncasville,
Connecticut  (the "Mohegan Sun Casino").  The Management  Agreement which covered  management, marketing and administrative  services,  provided that TCA was entitled to receive between 30%
and 40% of the net  profits,  as defined,  of the Mohegan Sun Casino.  TCA is obligated to pay certain  amounts to its  partners  and  certain of their  affiliates,  as  priority  payments.
These amounts are paid as TCA receives sufficient cash to meet those priority payments.

In 1998, the Mohegan Tribe  retained TCA to develop its $960 million  expansion of the Mohegan
Sun Casino for a fee of $14 million.  In addition,  TCA and the Mohegan  Tribe entered into an agreement (the  "Relinquishment  Agreement")  whereby it was agreed that effective  January 1,
2000,  TCA would turn over  management  of the  Mohegan  Sun  Resort  Complex,  including  its expansion,  to the  Mohegan  Tribe.  The term of the  Management  Agreement  was  seven  years beginning  in  October  1996,  the  date  the  Mohegan  Sun  Casino  opened.  Pursuant  to the
Relinquishment  Agreement,  the Management  Agreement was terminated and, effective January 1,
2000,  TCA receives  payments of five percent of the gross  revenues of the Mohegan Sun Resort
Complex  for a 15-year  period.  For the years 2001 and 2000,  we recorded  payments  received from TCA  pursuant  to the  Relinquishment  Agreement  of $27.4  million  and  $19.8  million, respectively,  and for the year 1999 we recorded  payments received pursuant to the Management
Agreement of $32.6  million.  Development  fees earned for the years 2001,  2000 and 1999 were
$0, $3.8 million and $6.7 million, respectively.

In connection  with the  development  of the Mohegan Sun Casino in 1996, we held  subordinated notes  issued by the  Mohegan  Tribe,  for  which  interest  payments  were  satisfied  by the issuance of  additional  notes.  The  aggregate  principal  balance on these notes,  including accrued  interest,  was $94.1  million at  December  31,  1999 when they were  repaid in full.
Interest earned in 1999 on the subordinated notes amounted to $9.9 million.

Mauritius, Maldives and Dubai

In  Mauritius,  we manage and own  interests in five beach resorts  ("Indian  Ocean  Resorts")
including  the 175-room Le Saint Geran Hotel,  the 200-room Le Touessrok  Hotel,  the 248-room
La Pirogue  Hotel,  the  333-room Le CoCo Beach and the  238-room  Sugar Beach  Resort  Hotel.
Through  June 16, 2000,  we owned a 22.8%  interest in Indian Ocean  Resorts.  Effective  June
16,  2000,  Indian Ocean  Resorts  issued  additional  shares of stock under a rights issue in which we did not take up our rights, effectively reducing our ownership interest to 20.4%.

In the Maldives,  located  approximately  600 miles southwest of the southern tip of India, we manage the Kanuhura  Resort & Spa  ("Kanuhura"),  a 120-room luxury resort located on Kanuhura
Island.  Effective  August 1, 2001,  we acquired a 25%  ownership  interest  in  Kanuhura  for approximately $3.8 million.

In Dubai,  we manage the Royal Mirage Hotel,  a 258-room  hotel that opened in August 1999. In
2001,  we  entered  into  negotiations  to manage a new  225-room  luxury  hotel that is to be constructed adjacent to the existing property.

We manage these resorts under  long-term  management  contracts  and receive  management  fees based  upon a  percentage  of the  revenues  and  adjusted  gross  operating  profits of these properties.  Our share of earnings  from the  properties  in  Mauritius  and the  Maldives are included  in equity in earnings  of  associated  companies  in the  accompanying  consolidated statements of operations.

Internet Gaming

In  February  2001,  we entered  into an  agreement  with Boss Media AB to develop an Internet gaming  software  solution.  Through a wholly  owned  subsidiary,  we designed our website and developed and  implemented  systems and  procedures to exclude play from  jurisdictions  where
Internet  gaming is illegal,  such as the United  States.  From August to  December  2001,  we
operated the site on a test basis  without live  wagering to  determine  the  viability of the business  and the  effectiveness  of our systems to maintain  compliance  with all  applicable laws.  Costs  incurred  during  2001 in  connection  with  Internet  gaming  are  included  in
pre-opening  expenses  in  the  accompanying   consolidated   statements  of  operations.   In
September 2001, we were awarded one of the first three online gaming  licenses  granted by the
Isle of Man. In December 2001,  our Internet  gaming  subsidiary  became the first Isle of Man licensee  to commence  live gaming  operations  when it launched  www.CasinoAtlantis.com,  our
Internet wagering site.

Sale of Resorts Atlantic City

Through a wholly owned  subsidiary,  we previously owned and operated Resorts Atlantic City, a
644-room  casino and hotel  property.  On April 25,  2001,  we  completed  the sale of Resorts
Atlantic  City to an  affiliate  of Colony  Capital  LLC  ("Colony")  for a purchase  price of approximately  $144 million,  including  accrued interest (the "Resorts  Atlantic City Sale").
The  proceeds  received  from Colony  consisted of  approximately  $127 million in cash and an unsecured $17.5 million note (the  "Promissory  Note").  The Promissory Note accrues  interest at a rate of 12.5% per annum,  and interest is payable  semi-annually,  with the option to pay one-half of the  interest  through the issuance of  additional  notes.  The net cash  proceeds were used to permanently  reduce  borrowings  outstanding  by us under a bank credit  facility
(the  "Revolving  Credit  Facility").  The cash proceeds  received from Colony were  partially offset  by  approximately  $6  million  in costs  paid by us  after  closing,  which  included employee termination costs and legal fees.

We entered into a definitive  agreement to sell Resorts  Atlantic  City in the fourth  quarter of  2000,  and as of  December  31,  2000,  we  accounted  for  Resorts  Atlantic  City  as an investment  held  for  sale.  The  carrying  value of the net  assets  to be  disposed  of was reclassified  to net  assets  held for sale on our  consolidated  balance  sheet  and,  in the fourth  quarter of 2000, we recorded a loss of $229.2  million  resulting  from the write-down of net assets held for sale to their realizable  value.  Therefore,  the net proceeds received at closing equaled the carrying value of the net assets disposed of, and  accordingly,  except for interest  income  earned  during 2001 on the  proceeds,  there was no further gain or loss recorded  as a result of the  closing.  As of  January  1,  2001,  the  operations  of Resorts
Atlantic City are no longer included in our consolidated financial statements.

Summary  operating  results of Resorts  Atlantic  City for the year ended  December 31 were as follows (in thousands of US dollars):

                                2000           1999
                           -------------   ------------
    Revenues                $ 257,963      $  243,131
    Net loss                $ (22,406)     $  (33,363)

Components  of net assets held for sale as of December 31, 2000 were as follows (in  thousands of US dollars):

        Current assets                      $  34,534
        Non-current assets                    173,233
        Current liabilities                   (26,989)
        Non-current liabilities               (42,428)
                                           ------------
                                           ------------
                                            $ 138,350
                                           ============

Pursuant to the terms of the Resorts  Atlantic City Sale, we granted Colony a two-year  option
(the  "Atlantic  City  Option")  to acquire  certain  undeveloped  real  estate  which we own, adjacent to Resorts  Atlantic City,  for a purchase price of $40 million,  which option can be extended for an additional  two years under certain  circumstances.  The net carrying value of the land  included in the Atlantic  City Option is included in property  and  equipment in the accompanying  consolidated  balance sheets.  Effective April 25, 2001, the closing date of the
Resorts  Atlantic  City Sale,  Colony  leases from us certain of the property  included in the
Atlantic City Option for $100,000 per month.

Trading Cove New York

Through a  wholly-owned  subsidiary,  we own 50% of Trading  Cove New York,  LLC  ("TCNY"),  a
Delaware limited liability  company.  In March 2001, TCNY entered into a development  services agreement (the "Development  Agreement") with the  Stockbridge-Munsee  Band of Mohican Indians
(the  "Stockbridge-Munsee  Tribe") for the  development of a casino project (the "Project") in the Catskill  region of the State of New York (the  "State").  The  Development  Agreement was
amended and restated in February  2002. The  Stockbridge-Munsee  Tribe does not currently have reservation  land in the  State,  but is  federally  recognized  and  operates a casino on its reservation  in Wisconsin  and has a land claim  pending in the U. S.  District  Court for the
Northern District of New York against the State.

Pursuant to the Development  Agreement,  as amended,  TCNY will provide  preliminary  funding, certain  financing  and  exclusive  development  services to the  Stockbridge-Munsee  Tribe in conjunction  with the Project.  As compensation  for these  services,  TCNY will earn a fee of
5% of revenues,  as defined in the  Development  Agreement,  beginning with the opening of the
Project and  continuing  for a period of twenty  years.  TCNY has secured land and/or  options on  approximately  400 acres of property  in the Town of  Thompson,  County of  Sullivan  (the
"County"),  of which  approximately  333 acres are currently  designated  for the Project.  In
February 2002,  the Tribe filed a Land to Trust  Application  with the U.S.  Department of the
Interior,  Bureau of Indian Affairs (the "BIA"),  for the Project site properties.  Should the
BIA  approve the Land to Trust  Application  and the  Stockbridge-Munsee  Tribe  obtain  other required  approvals,  the land could be taken into trust by the Federal  Government  on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

In October  2001,  the State  enacted  legislation  authorizing  up to three  Class III Native
American  casinos in the counties of Sullivan and Ulster and three Native American  casinos in western New York  pursuant to Tribal  State  Gaming  Compacts to be entered  into by the State and applicable Native American tribes.

In January  2002,  the  Stockbridge-Munsee  Tribe  entered into an  agreement  with the County pursuant to which the  Stockbridge-Munsee  Tribe will make  certain  payments to the County to mitigate any potential  impacts the Project may have on the County and other local  government subdivisions  within the County.  The payments  will not  commence  until after the opening of the Project.

The Project is contingent upon the receipt of numerous  federal,  state and local approvals to be obtained by the  Stockbridge-Munsee  Tribe,  including  the execution of a Class III Gaming
Compact  with the  State,  which  approvals  are beyond  the  control of TCNY.  We can make no representation  as to  whether  any  of  the  required  approvals  will  be  obtained  by  the
Stockbridge-Munsee Tribe.

Proposed Acquisition of SIHL Ordinary Shares and Self-Tender Offer

In  January  2000,  we had  received  a  proposal  from  SIIL,  at  that  time,  the  majority shareholder  of SIHL,  to  acquire  in a merger  transaction  all of the  Ordinary  Shares not already  owned  by SIIL or its  shareholders  for $24 per  share  in  cash.  To  consider  the proposal,  we  formed a  committee  of  independent  members  of the Board of  Directors  (the
"Special  Committee")  that  retained  its own  financial  and legal  advisers.  The  proposed transaction was subject to various  conditions,  including  approval by the Special Committee.
On June 16,  2000,  we announced  that SIIL was not able to negotiate a mutually  satisfactory transaction  with the Special  Committee  and that SIIL had advised us that its  proposal  had been withdrawn.

In order to allow  our  shareholders  to elect to sell at least a  portion  of their  Ordinary
Shares at the price formerly  proposed by SIIL, in June 2000, our Board of Directors  approved a self-tender  offer for up to 5,000,000  Ordinary  Shares at a $24 per share cash price.  The self-tender  offer  commenced  on June 25,  2000 and on  August 2,  2000,  we  announced  that
13,554,651,  of the then outstanding  32,682,350 Ordinary Shares,  were tendered.  Because the self-tender  offer  was  oversubscribed,  a  pro-ration  factor  of 36.89%  was  applied,  and pursuant to the self-tender  offer, we purchased  5,000,000  Ordinary Shares at $24 per share.
In  2000,  transaction  costs  reflected  in  the  accompanying   consolidated  statements  of
operations  related  to  SIIL's  proposed  acquisition  of  Ordinary  Shares  as  well  as the completion of the self-tender offer.

Termination of Desert Inn Acquisition Agreement

In March 2000,  Starwood and the Company agreed to terminate our agreement  (the  "Termination
Agreement")  under  which we were to acquire the Desert Inn Hotel and Casino in Las Vegas (the
"Desert Inn") for $275  million.  In connection  with the proposed  acquisition  of the Desert
Inn, we had previously  placed a $15 million deposit with Starwood (the  "Deposit").  Pursuant to the Termination  Agreement,  the amount,  if any, that the Company would be required to pay from the Deposit was based on the ultimate sales price of the Desert Inn to another party.

In June 2000,  Starwood  closed on the sale of the Desert Inn for  approximately  $270 million to an unrelated  party,  subject to certain  post-closing  adjustments.  As a result,  we were required to pay to Starwood  $7.2  million  from the Deposit.  The  remaining  $7.8 million of
the  Deposit  was  refunded  to  us  in  August  2000.  Purchase   termination  costs  in  the
accompanying  consolidated  statements  of  operations  included  the  $7.2  million  paid  to
Starwood and $4.0 million of further costs related to the Desert Inn transaction.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The  accompanying  consolidated  financial  statements  include  the  accounts of SIHL and our subsidiaries.  All  significant  intercompany  transactions  and balances have been eliminated in  consolidation.  Investments in associated  companies,  which are less than or equal to 50%
and more than 20% owned, are accounted for under the equity method of accounting.

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

We provide  allowances for doubtful  accounts  arising from casino,  hotel and other services, which are based upon a specific  review of certain  outstanding  receivables.  In  determining the amounts of the  allowances,  we are required to make certain  estimates  and  assumptions.
Accruals  for  potential  liabilities  related to any lawsuits or claims  brought  against us,
calculation  of  inventory  reserves,   calculation  of  income  tax  liabilities,   valuation
allowance  on deferred  tax assets and other  liabilities  require  that we apply  significant judgment in determining  the  appropriate  assumptions for use in the calculation of financial estimates.  Actual results may differ from these estimates and assumptions.

Revenue Recognition

We recognize the net win from casino gaming  activities  (the  difference  between gaming wins and losses) as gaming  revenues.  Revenues from hotel and related  services are  recognized at
the  time  the  related  service  is  performed.   Revenues  from  tour   operations   include
commissions  on the sale of travel  reservations  and are recognized at the time of departure.
Real  estate  related  revenues  and  profits on  residential  lot sales are  recognized  upon delivery of the completed  lots to the  purchasers at closing.  Deposits  collected in advance of closing are  deferred and are included in current  liabilities.  Management  fees and other operating  revenues  include  fees  charged to  unconsolidated  affiliates  for  casino  hotel management,  executive  management and project  consulting.  Revenues are recorded at the time the service is provided.

Promotional Allowances

The retail value of  accommodations,  food,  beverage and other services provided to customers without  charge is included in gross  revenues and  deducted as  promotional  allowances.  The estimated  departmental costs of providing such promotional  allowances are included in gaming costs and expenses as follows:

                                             For the Year Ended December 31,
                                          ---------------------------------------
        (In thousands of US dollars)         2001           2000          1999
                                          ----------     ----------    ----------

        Rooms                             $   2,449      $  11,441     $   7,894
        Food and beverage                     6,243         23,587        21,692
        Other                                   410          3,727         7,762
                                          ----------     ----------    ----------
                                          $   9,102      $  38,755     $  37,348
                                          ==========     ==========    ==========

The total costs of providing promotional allowances in the years 2000 and 1999 included
$27.1 million and $26.9 million, respectively, at Resorts Atlantic City.

Advertising Expense

We  expense  advertising  costs as  incurred.  Advertising  expense  was $11.2  million , $7.6 million and $7.3 million for the years ended  December 31, 2001,  2000 and 1999,  respectively and  is  included  in  selling,  general  and  administrative  expenses  in  the  accompanying statements  of  operations.  Prepaid  advertising  for each of the periods  presented  was not material.

Pre-Opening Expenses

Pre-opening  costs are charged to expense as  incurred.  In 1999,  pre-opening  expenses  were related  to the  opening of the newly  renovated  casino at Resorts  Atlantic  City.  In 2000, pre-opening  expenses  were related to the expansion of the Ocean Club Golf Course on Paradise
Island.  In 2001,  pre-opening  expenses  were  related to Internet  gaming and the Ocean Club
Golf Course in the amount of $4.6 million and $2.3 million, respectively.

Foreign Currency

Transactions  denominated  in foreign  currencies  are  recorded  in local  currency at actual exchange rates at the date of the  transaction.  Monetary assets and  liabilities  denominated in foreign  currencies  at the  balance  sheet  dates are  reported  at the rates of  exchange prevailing  at those dates.  Any gains or losses  arising on monetary  assets and  liabilities from a change in exchange rates  subsequent to the date of the transaction  have been included in corporate expenses in the accompanying  consolidated  financial  statements.  These amounts were not significant for the years ended December 31, 2001, 2000 and 1999.

The  financial  statements  of our  equity  method  investees  and  certain  subsidiaries  are translated from their local  currencies into US dollars using current and historical  exchange rates.  Translation  adjustments  resulting  from this  process are  reported  separately  and accumulated as a component of other  comprehensive  loss in the  accompanying  balance sheets.
Upon sale or liquidation of our investments,  the translation  adjustment would be reported as part of the gain or loss on sale or liquidation.

Derivative Financial Instruments

In  June  1998,  the  Financial  Accounting  Standards  Board  ("FASB")  issued  Statement  of
Financial  Accounting  Standards  ("SFAS") No. 133 "Accounting for Derivative  Instruments and
Hedging  Activities"  ("SFAS  133").  SFAS 133,  as amended,  is  effective  for fiscal  years beginning  after  June 15,  2000.  SFAS 133  requires  that  every  derivative  instrument  be recorded  in the  balance  sheet as either an asset or  liability  measured at its fair value.
Changes in the  derivative's  fair values will be recognized in income unless  specific  hedge accounting criteria are met.  We have adopted SFAS 133 as of January 1, 2001.

We utilize  interest rate protection  agreements to manage the impact of interest rate changes on our long-term  debt  obligations.  These  agreements  are accounted for in accordance  with
SFAS 133. See Note 9 herein for a  description  of our long-term  debt and related  derivative financial instruments.

Cash Equivalents

We consider all of our short-term money market securities  purchased with original  maturities of three months or less to be cash equivalents.

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

Deferred Charges and Other Assets

Deferred  charges  related to the  Mohegan  Sun Casino are being  amortized  over a seven year period  through  the end of 2003.  Debt  issuance  costs are  amortized  over the terms of the related indebtedness.

Goodwill

Prior to January  1,  2002,  our  goodwill  was  amortized  on a  straight-line  basis over 40
years.   Amortization  expense  included  in  the  accompanying   consolidated  statements  of
operations  related to goodwill  was $-0-,  $2.6  million and $2.6 million for the years ended
December 31, 2001, 2000 and 1999, respectively.

Goodwill  related  to the  investment  in  associated  companies  is  included  therein in the accompanying  consolidated  balance sheets.  Equity earnings of associated  companies for each of the years  ended  December  31,  2001,  2000 and 1999 is net of  $264,000  of  amortization expense related to such goodwill.

We will account for goodwill under SFAS 142 effective January 1, 2002.

Capitalized Interest

Interest  is  capitalized  on  construction  expenditures  and land under  development  at the weighted  average interest rate of our long-term debt.  Interest costs of $1.1 million,  $11.1 million and $4.9 million were capitalized in 2001, 2000 and 1999, respectively.

Stock Option Compensation

We have elected to apply  Accounting  Principles  Board Opinion No. 25  "Accounting  for Stock
Issued  to  Employees"  and as  interpreted  in FASB  Interpretation  No. 44  "Accounting  for
Certain  Transactions  Involving Stock  Compensation" in accounting for compensation under our stock option plans in lieu of the alternative  fair value  accounting  provided for under SFAS
No.  123  "Accounting  for  Stock-Based   Compensation"   ("SFAS  123").   Certain  pro  forma
disclosures required by SFAS 123 are included in Note 11.

Long Lived Assets

We review our  long-lived  assets and certain  related  intangibles  for  impairment  whenever changes  in  circumstances  indicate  that the  carrying  amount  of an asset may not be fully recoverable.  If changes in  circumstances  indicate that the carrying amount of an asset that we expect to hold and use may not be  recoverable,  future cash flows  expected to result from the use of the asset and its  disposition  must be  estimated.  If the  undiscounted  value of the future cash flows is less than the  carrying  value of the asset,  the  carrying  value of the  long-lived  asset will be reduced by the amount  which the  carrying  value  exceeds fair value.  We do not believe that any such changes have occurred  except as previously  described as a result of the Resorts Atlantic City Sale and the Atlantic City Option.

Income Taxes

We are  subject  to income  taxes in  certain  jurisdictions.  Accordingly,  the  accompanying consolidated  statements  of  operations  include  a  provision  for  income  taxes  based  on prevailing tax laws of those jurisdictions.

We account for income taxes in accordance  with SFAS No. 109  "Accounting  for Income  Taxes".
Under  this  standard,  deferred  tax  assets  and  liabilities  are  determined  based on the difference  between  the  financial  reporting  and tax bases of  assets  and  liabilities  at enacted  tax  rates.  A  valuation  allowance  is  recognized  based  on an  estimate  of  the likelihood that some portion or all of the deferred tax asset will not be realized.

Other Comprehensive Loss

Other  comprehensive  loss items are not  reported  net of tax as they  relate to  translation reserves on investments owned by foreign entities that are not subject to taxation.

Per Share Data

We calculate  earnings  (loss) per share in accordance with SFAS No. 128 "Earnings per Share".
The following is a reconciliation of the shares used in the per share computations:

                                               For the Year Ended December 31,
                                             -------------------------------------
        (In thousands)                        2001           2000          1999
                                             --------       --------      --------
        Weighted average shares
          used in basic computations          26,885         30,849        33,465
        Dilutive stock options, warrants and
          restricted shares outstanding          941              -           540
                                             --------       --------      --------
        Weighted average shares
          used in diluted computations        27,826         30,849        34,005
                                             ========       ========      ========

The net income (loss) amount used as the numerator in calculating  basic and diluted  earnings per share is the net income in the  accompanying  consolidated  statements of operations.  The
effect  of  certain  options,   warrants  and  restricted  shares  was  not  included  in  the computation  of diluted  earnings  per share in 2001 and 1999  because  the effect  would have been  anti-dilutive.  In the year 2000, we incurred a net loss, and  therefore,  the effect of all options,  warrants and restricted  shares was excluded in the  computation.  The number of options not included in the  computation  for the years 2001,  2000 and 1999 were 2.0 million,
2.2 million and 2.1 million respectively.

Reclassifications

Certain  balances in the  accompanying  consolidated  financial  statements for 1999 have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In June 2001,  the FASB issued SFAS No. 141,  "Business  Combinations"  ("SFAS  141") and SFAS
No. 142 "Goodwill and Other  Intangible  Assets" ("SFAS 142").  SFAS 141 requires all business combinations  initiated  after June 30, 2001 to be accounted  for using the  purchase  method.
SFAS 142 is  effective  for fiscal  years  beginning  after  December 15, 2001 with respect to goodwill  recognized  on an entity's  balance  sheet as of the  beginning of that fiscal year.
Under SFAS 142 goodwill and certain  other  intangible  assets with  indefinite  lives will no longer be amortized,  but rather tested at least  annually for  impairment  using a fair value based test. A loss  resulting  from  impairment of such  goodwill  should be recognized as the effect of a change in  accounting  principal  in the initial  period of adopting  SFAS 142. In subsequent  reporting periods,  goodwill  impairment losses are to be recognized on a separate line item on the income  statement  included  in income  from  operations.  As a result of the
Resorts  Atlantic City Sale, all of the goodwill  previously  amortized to expense was written off in its  entirety in the fourth  quarter of 2000.  Goodwill  related to our  investment  in associated  companies,  and  included  therein  in  the  accompanying  consolidated  financial statements,  relates to our ownership  interest in Indian Ocean Resorts.  We believe that such goodwill is not  impaired  and  therefore,  this new  pronouncement  is not expected to have a material impact on our consolidated financial statements upon adoption.

In June 2001,  the FASB issued SFAS No. 143,  "Accounting  for Asset  Retirement  Obligations"
("SFAS  143").  This   pronouncement   addresses   financial   accounting  and  reporting  for
obligations  associated with the retirement of tangible  long-lived  assets and the associated asset  retirement  costs.  SFAS 143 is effective  for financial  statements  issued for fiscal years  beginning  after June 15,  2002.  We believe  the  adoption of SFAS 143 will not have a material impact on our consolidated financial statements.

In August 2001,  the FASB issued SFAS No. 144,  "Accounting  for the Impairment or Disposal of
Long-Lived  Assets"  ("SFAS 144"),  effective for fiscal years  beginning  after  December 15,
2001. For long-lived  assets to be held and used,  SFAS 144 retains the existing  requirements to (a) recognize an impairment loss only if the carrying  amount of a long-lived  asset is not recoverable  from its  undiscounted  cash  flows and (b)  measure  an  impairment  loss as the
difference   between  the  carrying  amount  and  the  fair  value  of  the  asset.  SFAS  144 establishes  one  accounting  model to be used for  long-lived  assets  to be  disposed  of by sale.  We  believe  the  adoption  of  SFAS  144  will  not  have  a  material  effect  on our consolidated financial statements.

Note 3 - Cash and Cash Equivalents

Cash  equivalents  at  December  31,  2001 and 2000  included  reverse  repurchase  agreements
(federal  government  securities  purchased under agreements to resell those securities) under which we had not taken  delivery  of the  underlying  securities  and  investments  in a money market fund that invests  exclusively  in US Treasury  obligations.  At December 31, 2001,  we held reverse  repurchase  agreements of $10.2 million,  all of which matured in the first week of January 2002.

At December 31, 2001,  restricted cash primarily  includes $2.9 million on deposit in the Isle of Man related to our Internet  gaming  operation,  a $1.0 million  certificate  of deposit as security on a bank credit facility and customer  deposits  related to the sale of homesites at
Ocean Club Estates.

Note 4 - Trade Receivables

Components of trade receivables were as follows:

                                                                December 31,
                                                        -----------------------------
        (In thousands of US Dollars)                        2001              2000
                                                        -----------       -----------

        Gaming                                           $  21,832         $  25,283
        Less: allowance for doubtful accounts              (11,141)          (11,176)
                                                        -----------       -----------
                                                            10,691            14,107
                                                        -----------       -----------
        Non-gaming:
          Hotel and related                                 16,372            19,747
          Other                                             12,729             8,026
                                                        -----------       -----------
                                                            29,101            27,773
        Less: allowance for doubtful accounts               (2,338)           (1,268)
                                                        -----------       -----------
                                                            26,763            26,505
                                                        -----------       -----------
                                                         $  37,454         $  40,612
                                                        ===========       ===========

Note 5 - Property and Equipment

Components of property and equipment were as follows:

                                                                December 31,
                                                        -----------------------------
         (In thousands of US dollars)                       2001             2000
                                                        ------------    -------------

        Land and land rights                            $   237,817      $   210,247
        Land improvements and utilities                     227,635          197,201
        Hotels and other buildings                          638,232          575,019
        Furniture, machinery and equipment                  212,029          162,913
        Construction in progress                             18,119          135,409
                                                        ------------    -------------
                                                          1,333,832        1,280,789
        Less: accumulated depreciation                     (178,640)        (125,280)
                                                        ------------    -------------
                                                        $ 1,155,192      $ 1,155,509
                                                        ============    =============

Note 6 - Deferred Charges and Other Assets

Components of deferred charges and other assets were as follows:

                                                                 December 31,
                                                           -------------------------
         (In thousands of US dollars)                         2001           2000
                                                           ----------     ----------

        Debt issuance costs                                $  14,887       $ 10,277
        Mohegan Sun Casino                                     1,739          1,669
        Trading Cove New York                                  1,523              -
        Other                                                    543          1,174
                                                           ----------     ----------
                                                           $  18,692       $ 13,120
                                                           ==========     ==========

Note 7 - Accounts Payable and Accrued Liabilities

Components of accounts payable and accrued liabilities were as follows:

                                                                December 31,
                                                          --------------------------
        (In thousands of US dollars)                          2001           2000
                                                          -----------     ----------

        Customer deposits and unearned revenues            $  34,891      $  37,007
        Accrued payroll and related taxes and benefits        15,532         13,688
        Deferred income                                       13,714              -
        Accrued interest                                      11,796          5,228
        Trade payables                                        11,535         34,540
        Other accrued liabilities                             60,595         46,409
                                                          -----------     ----------
                                                           $ 148,063      $ 136,872
                                                          ===========     ==========

Note 8 - Other long-term liabilities

Other long-term liabilities at December 31, 2001 represents the fair value of our derivative instruments.  See "Derivative Financial Instruments" described in Note 9 below.

Note 9 - Long Term Debt

Long-term debt consisted of the following:

                                                                 December 31,
                                                          ----------------------------
        (In thousands of US dollars)                          2001            2000
                                                          ------------    ------------

        Revolving Credit Facility                          $   24,000      $  369,000
        $200 million 9% senior subordinated notes
          due 2007, ("9% Senior Subordinated Notes")          199,419         199,337
        $100 million 8 5/8% senior subordinated notes
          due 2007 ("8 5/8% Senior Subordinated Notes")       100,000         100,000
        $200 million 8 7/8% senior subordinated notes
          due 2011, ("8 7/8% Senior Subordinated Notes")      194,497               -
        Other                                                     576             801
                                                          ------------    ------------
                                                              518,492         669,138
        Less: amounts due within one year                        (261)           (230)
                                                          ------------    ------------
                                                           $  518,231      $  668,908
                                                          ============    ============

Amended Revolving Credit Facility

Through  November 13, 2001, we had available  borrowings  under our Revolving Credit Facility, for which the maximum  borrowing  capacity was $500 million  prior to 2001.  In January  2001, the Revolving  Credit  Facility was amended.  In accordance  with the  amendment,  the maximum borrowing  capacity  was  reduced  by the amount of cash  proceeds  received  pursuant  to the
Resorts  Atlantic City Sale,  which upon closing of that sale,  reduced the maximum  borrowing capacity to $373  million.  This  limitation of  borrowings  was to be further  reduced by the cash  proceeds  received from Colony if they  exercised the Atlantic City Option.  The term of the Revolving  Credit  Facility was through  August 12, 2002, at which time we would have been required to pay in full any borrowings outstanding under that facility.

On November 13, 2001,  we entered into an amended  credit  facility  (the  "Amended  Revolving
Credit  Facility") with a syndicate of banks (the "Lenders"),  with Canadian  Imperial Bank of
Commerce  ("CIBC") acting as  administrative  agent. The borrowings then outstanding under the previous  Revolving  Credit  Facility were paid in full.  Under the Amended  Revolving  Credit
Facility,  the maximum  amount of  borrowings  that may be  outstanding  is $200  million.  An additional  $150 million of borrowings may be available under certain  circumstances,  subject to approval by all of the Lenders.

Loans under the  Amended  Revolving  Credit  Facility  bear  interest at (i) the higher of (a)
CIBC's base rate or (b) the Federal  Funds rate plus1/2of one percent,  in either case plus an additional  0.25% to 1.75% based on a debt to  earnings  ratio  during the period,  as defined
(the  "Leverage  Ratio") or (ii) LIBO rate plus 1.25% to 2.75%  based on the  Leverage  Ratio.
After each  drawdown on the Amended  Revolving  Credit  Facility,  interest is due every three months for the first six months and is due monthly  thereafter.  At  December  31,  2001,  the weighted  average  interest rate on amounts  outstanding  under the Amended  Revolving  Credit
Facility  was 4.23%.  Loans under the Amended  Revolving  Credit  Facility  may be prepaid and reborrowed at any time and are due in full in November  2006.  Commitment  fees are calculated at per annum rates ranging from 0.25% to 0.50%,  based on the Leverage  Ratio,  applied to the undrawn amount of the Amended Revolving Credit Facility and are payable quarterly.

The Amended  Revolving  Credit Facility  contains  restrictive  covenants that include,  among other things:  (a)  restrictions  on the payment of dividends,  (b) minimum levels of earnings before  interest  expense,  income taxes,  depreciation  and  amortization  ("EBITDA"),  (c) a minimum  relationship  between EBITDA and interest expense and debt and (d) a minimum level of consolidated net worth, as defined.

Senior Subordinated Notes

The 9% Senior  Subordinated  Notes, the 8 5/8% Senior Subordinated Notes and the 8 7/8% Senior
Subordinated  Notes  (collectively the "Senior  Subordinated  Notes") are all  unconditionally guaranteed by  substantially  all of our  wholly-owned  subsidiaries.  Interest on each series of the  Senior  Subordinated  Notes  is paid  semi-annually.  The  indenture  for  each of the
Senior Subordinated Notes contains various  restrictive  covenants,  including  limitations on the ability of the issuers and the  guarantors  to, among other things:  (i) incur  additional indebtedness,  (ii) incur certain liens, (iii) engage in certain  transactions with affiliates and (iv) pay dividends and make certain other payments.

The Senior  Subordinated  Notes rank pari  passu with each other and are all  subordinated  to the Amended Revolving Credit Facility.

Derivative Financial Instruments

Interest Rate Risk Management

We attempt to limit our exposure to interest  rate risk by managing  the mix of our  long-term
fixed  and  variable  rate   borrowings.   In  August  and  December  2001,  we  entered  into
fixed-to-variable  rate interest rate swap  agreements (the "Swap  Agreements")  designated as fair value  hedges of our 8 7/8% Senior  Subordinated  Notes.  These Swap  Agreements  qualify for the "shortcut"  method of accounting  provided under SFAS 133, which allows the assumption of no  ineffectiveness  in our hedging  relationship.  As such,  there is no income  statement impact  from  changes in the fair value of the Swap  Agreements.  Instead,  the changes in the fair value of the Swap  Agreements  are to be recorded as an asset or liability on our balance sheet,  with an  offsetting  adjustment  to the  carrying  value of the  related  debt.  Other long-term  liabilities  on the  accompanying  consolidated  balance sheet at December 31, 2001 represent  the  fair  value of the  Swap  Agreements  as of that  date,  with a  corresponding decrease in the carrying value of our 8 7/8% Senior  Subordinated  Notes.  This represents the principal  amount we would have been required to pay had the Swap  Agreements  been terminated on that date. As of December 31, 2001,  the aggregate  notional  principal  amount of the Swap
Agreements  was $200  million  and they  mature  in  August  2011  concurrent  with the 8 7/8%
Senior  Subordinated  Notes.  As of December 31, 2001, the weighted  average  variable rate on the Swap Agreements was 6.12%.

As of December 31, 2001,  giving  effect to the Swap  Agreements,  our fixed rate and floating rate borrowings represent approximately 57% and 43%, respectively, of total borrowings.

During  the  first  seven  months  of 2001 and the  years  2000 and  1999,  we were a party to
variable-to-fixed   rate  interest  rate  swap  agreements   (the  "Prior  Swap   Agreements")
designated  as  cash  flow  hedges  of  our  Revolving  Credit  Facility.  In  July  2001,  we
terminated  the Prior  Swap  Agreements,  which were  scheduled  to mature at the end of 2001.
The costs of terminating  these  agreements early was $2.1 million and is included in interest expense in the  accompanying  consolidated  statements  of  operations.  At December 31, 2000, notional  principal  amounts related to the Prior Swap  Agreements was $125.0  million.  As of
December 31, 2000,  the weighted  average fixed rate payment on the Prior Swap  Agreements was
6.89%.

Credit Exposure

We are exposed to credit related losses in the event of  non-performance  by counterparties to our Swap Agreements.  We monitor the  creditworthiness  of the counterparties and presently do not expect  default by any of the  counterparties.  We do not obtain  collateral in connection
with  our   derivative   financial   instruments.   See  Note  20,  Fair  Value  of  Financial
Instruments, for the fair value of derivatives.

Consent Solicitation of Noteholders

In 2001,  we  completed a consent  solicitation  pursuant to which we obtained  the consent of the requisite holders of the 9% Senior  Subordinated Notes and the 8 5/8% Senior  Subordinated
Notes.  The  consent  solicitation  sought  to  amend  certain  provisions  of the  indentures pursuant to which the 9% Senior  Subordinated  Notes and the 8 5/8% Senior  Subordinated Notes
were issued.

The  amendments  effectively  eliminate  (as of  December  31,  2000,  the date the charge was recorded)  the  impact  of $199.2  million  of the  total  $229.2  million  loss  recorded  in connection  with the Resorts  Atlantic City Sale, for purposes of  determining  our ability to make certain  investments,  such as certain  minority  investments in joint ventures under the
indentures.   In  addition,   the  amendments   increased  the  Consolidated   Coverage  Ratio
(consolidated  EBITDA to fixed payments,  as defined in the indentures)  required in order for us to incur additional indebtedness.

Pursuant to the consent  solicitation,  we paid a total of $1.5 million in consent payments to
the   consenting   noteholders.   The  consent   payments   were  recorded  as  deferred  debt
modification  costs,  and are being  amortized  over the remaining life of the debt. All other costs associated with the consent solicitation were expensed as incurred.

Overdraft Loan Facility

Pursuant to a letter of commitment  dated  September 30, 1994, as amended,  between us and The
Bank of Nova Scotia,  we have a revolving  overdraft loan facility (the "Overdraft  Facility")
in the amount of Bahamian  $5.0 million  which was equal to US $5.0 million as of December 31,
2001 and 2000.  The Overdraft  Facility  bears interest at The Bank of Nova Scotia's base rate for Bahamian  dollar loans plus 1.5% with repayment  subject to annual  review.  The Overdraft
Facility  is secured by  substantially  all of our  Bahamian  assets and ranks pari passu with the Amended  Revolving  Credit  Facility.  At  December  31,  2001 and 2000,  no amounts  were outstanding under the Overdraft Facility.

Principal Payments

Minimum  principal  payments of long-term debt outstanding as of December 31, 2001 for each of the next five years and thereafter are as follows (in thousands of US dollars):

                        Year Ending December 31,
                --------------------------------------
                 2002                       $      261
                 2003                              157
                 2004                              152
                 2005                                6
                 2006                           24,000
                 Thereafter                    500,000
                                            -----------
                                               524,576
                 Debt discount                    (581)
                 Fair value adjustment          (5,503)
                                            -----------
                                            $  518,492
                                            ===========

Note 10 - Shareholders' Equity

Our authorized, issued and outstanding shares were as follows:

                                                                     December 31,
                                                               -------------------------
        (In thousands of US dollars, except per share data)        2001           2000
                                                               ----------     ----------
        Ordinary Shares
            Par value per share                                   $0.001         $0.001
            Authorized                                           250,000        250,000
            Issued and outstanding (1)                            34,405         33,874
        Preference Shares
            Par value per share                                   $0.001         $0.001
            Authorized                                           100,000        100,000
            Issued and outstanding                                     -              -

        (1) Includes 7.1 million Ordinary Shares held in treasury at both December
           31, 2001 and 2000.

Note 11 - Stock-Based Compensation

Stock Options

Our  shareholders  have  approved  stock option plans in 1995 ("1995  Plan"),  1997 (the "1997
Plan") and in 2000 (the "2000  Plan",  and  collectively  the  "Plans")  that  provide for the issuance of options to acquire an  aggregate  of 7,500,000  Ordinary  Shares.  Pursuant to the
Plans,  the option  prices are equal to the market value per share of the  Ordinary  Shares on the date of the grant.  The 1995 Plan provided for the options to become  exercisable,  unless otherwise  specified  by the Board of  Directors  and  subject  to  certain  acceleration  and termination  provisions,  after two  years  from the date of grant in  respect  of 20% of such options,  and thereafter in  installments  of 20% per year over a four-year  period.  The 1997
Plan  provides for the same vesting  schedule  except that the vesting  period begins one year after the grant date.  The 2000 Plan  provides for the vesting  period to begin one year after the grant date in respect of one third of such  options,  and  thereafter in  installments  of one third per year over the  remaining two year period.  Options  granted under the Plans have a term of 10 years from the date of grant.  The Plans  provide  for  options  with  respect to
Ordinary Shares to be granted to our directors, officers and employees.

A summary of our stock option activity for 2001, 2000 and 1999 is as follows:

                                                                       December 31,
                                            -------------------------------------------------------------------
                                                   2001                   2000                   1999
                                            --------------------  ----------------------  ---------------------
                                                        Weighted                Weighted               Weighted
                                                        Average                 Average                Average
                                                        Exercise                Exercise               Exercise
                                                         Price                   Price                  Price
    (In thousands except per share data)      Shares    Per Share   Shares      Per Share   Shares     Per Share
                                             --------  ----------  ---------  -----------  ---------   ----------
    Outstanding at beginning of year           6,017      $24.59      3,918       $29.60      3,017      $31.38
    Granted                                      665      $25.19      2,660       $18.05      1,140      $25.10
    Exercised                                   (531)     $14.93       (192)      $15.82       (112)     $23.56
    Terminated and other                        (409)     $29.35       (369)      $35.55       (127)     $37.69
                                             --------              ---------               ---------
    Outstanding at end of year                 5,742      $25.14      6,017       $24.59      3,918      $29.60
                                             ========              =========               =========
    Exercisable at end of year                 2,965      $26.35      3,459       $25.69      1,014      $22.65
                                             ========              =========               =========
    Available for grant                          239                    340                       -
                                             ========              =========               =========

Certain of the options granted during 1999 were granted outside of the Plans.

The weighted  average  exercise  price and weighted  average  contractual  life of exercisable options at December 31, 2001 is as follows (in thousands except per share data):

          Range of Exercise Prices      Shares      Weighted       Weighted
                                                     Average       Average
                                                    Exercise      Remaining
                                                      Price       Contractual
                                                    Per Share        Life
          --------------------------    --------    ----------    -----------

               $11.69 - $19.25            1,561       $17.94       7.6 years
               $20.69 - $25.50              180       $21.79       7.0 years
               $30.50 - $38.00              968       $36.51       5.7 years
               $40.44 - $45.56              256       $42.45       6.7 years
                                        --------

                                          2,965       $26.35
                                        ========

For  purposes of  supplemental  disclosures  required  by SFAS 123,  the fair value of options granted during 2001,  2000 and 1999 was estimated as of the respective  dates of grant using a
Black-Scholes  option pricing model with the following  weighted  average  assumptions for the periods presented:

                                                    For the year Ended December 31,
                                                ----------------------------------------
                                                    2001          2000           1999
                                                ------------   -----------    ----------

    Risk-free interest rates                           4.7%          6.0%          5.5%
    Volatility factors of the expected market
      price of Ordinary Shares                        52.0%         43.0%         39.0%
    Expected life of options in years                   4-5           6-7           6-7
    Expected dividend yields                              -             -             -
    Weighted average grant date fair value       $    10.05    $     5.04     $    7.67

    Pro forma results based on these
      assumptions were as follows:
        Net income (loss) (000's)                $   22,404    $ (126,411)    $  62,001
        Diluted earnings (loss) per share        $      .81    $    (4.10)    $    1.82

Executive Bonus Plan

In 1998,  we created a bonus plan for certain of our  executives  that was payable  based upon the  attainment  of  specified  earnings  per  share.  A portion  of the bonus was  payable in
Ordinary Shares that vested over a three-year  period.  The  compensation  expense relating to the 1998 bonus plan amounted to $637,000,  $832,000 and $458,000 for the years ended  December
31, 2001, 2000 and 1999,  respectively.  During 1999, we did not attain the targeted  earnings per share as prescribed by the executive bonus plan, and accordingly,  no additional  Ordinary
Shares  were  granted  under this  plan.  The bonus plan in effect for the years 2001 and 2000 does not provide for the issuance of Ordinary Shares.

Note 12 - Related Party Transactions

In the normal course of business,  we undertake  transactions  with a number of unconsolidated affiliated  companies.  Certain of our  subsidiaries  provide  construction  funding,  project consulting and management  services to such affiliates.  Due from affiliates  consisted of the following:

                                                                December 31,
                                                          --------------------------
        (In thousands of US dollars)                          2001           2000
                                                          -----------    -----------

        Harborside at Atlantis                             $  22,921      $  20,307
        Trading Cove Associates                               11,957         12,588
        Indian Ocean Resorts                                   5,438          5,751
        Kanuhura                                               3,425              -
        Other                                                    511            563
                                                          -----------    -----------
                                                              44,252         39,209
        Less: amounts due within one year                    (28,364)       (34,140)
                                                          -----------    -----------
                                                           $  15,888      $   5,069
                                                          ===========    ===========

The amounts due from Harborside at Atlantis  represent  advances made by us, including accrued interest  thereon,  to fund our 50% of the cost to construct the  timeshare  units on Paradise
Island in The Bahamas.  We earn interest on these  advances at a rate equal to one-month  LIBO rate plus  2.50%.  Such  rate was 4.62% at  December  31,  2001.  Of the  amount  advanced  to
Harborside  at Atlantis,  it is  anticipated  that all but $12.5 million will be repaid within the next twelve months.  Funds advanced to Kanuhura,  which  represented  our share of funding for operations, will not be repaid during the next twelve months.

Restructuring of Relationship with Majority Shareholder

In July 2001, we announced the  restructuring  of SIIL and the  resolution of certain  matters with SIIL and  certain of its  shareholders.  At the time of the  restructuring,  SIIL and its shareholders  beneficially owned  approximately 67% of our issued and outstanding  shares. See
"Majority Shareholder Reorganization" in Note 1 herein.

Note 13 - Retirement Plans

Certain  of  our   subsidiaries   participate   in  a  defined   contribution   plan  covering
substantially all of their full-time  employees.  We make  contributions to this plan based on a percentage  of eligible  employee  contributions.  Total expense for this plan was $237,000,
$887,000 and $876,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

In  addition  to  the  plan  described  above,  union  and  certain  other  employees  of  our subsidiaries  in The  Bahamas,  and  formerly  Atlantic  City,  are covered by  multi-employer defined  benefit  pension plans to which  employers  make  contributions.  In connection  with these  plans,  we paid $5.9  million,  $7.4  million  and $6.4  million  for the  years  ended
December 31, 2001, 2000 and 1999, respectively.

Note 14 - Restructuring Expense

Restructuring  costs in 2001 were  comprised of severance  payments made to employees who were terminated due to lower occupancy levels at Atlantis subsequent to September 11.

There  were  a  total  of 278  employees  affected  by the  restructuring  which  included  57 administrative  positions,  198 hotel employees and 23 employees on our development  staff. Of the total $5.7  expense  recorded  in 2001,  $4.6  million had been paid out to a total of 261 employees  by the end of the year.  As of  December  31,  2001,  $1.1  million is  included in accounts payable and accrued  liabilities on the accompanying  consolidated  balance sheet and will be paid out during 2002.

Note 15 - Income Taxes

A  significant  portion of our  operation is located in The Bahamas  where there are no income taxes.  In 2001,  2000 and 1999,  the income tax provision  relating to our US operations  was as follows:

                                                  For the Year Ended December 31,
                                               ---------------------------------------
        (In thousands of US dollars)              2001          2000           1999
                                               ----------     ---------     ----------

        Current:
            Federal                             $  3,502      $  4,930       $  9,197
            State                                  1,462         1,178            157
                                               ----------     ---------     ----------
                                                   4,964         6,108          9,354
        Deferred:
            Federal                               (3,874)          205            (30)
                                               ----------     ---------     ----------
                                                $  1,090      $  6,313       $  9,324
                                               ==========     =========     ==========

The  effective  tax rate on income  varies from the  statutory US federal tax rate as a result of the following factors:

                                                   For the Year Ended December 31,
                                                 -----------------------------------
                                                  2001          2000          1999
                                                 -------       --------      -------

      Statutory US federal income tax rate         35.0%         (35.0%)        35.0%
      Non US-source income                        (29.2)         (40.7)        (40.3)
      NOLs and temporary differences
        for which a valuation allowance
        has been provided                             -           76.7           8.7
      Reduction of valuation allowance relating
        to prior years' operating loss utilized   (14.5)             -             -
      Branch profit taxes and other taxes
        on US services                              8.8            1.7           6.3
      Other                                         3.2            2.9           2.1
                                                 -------       --------      -------
      Effective tax rate                            3.3%           5.6%         11.8%
                                                 =======       ========      =======
Deferred  income  taxes  reflect  the net tax  effects of  temporary  differences  between the carrying  amounts of assets and liabilities for financial  reporting  purposes and the amounts used for income tax purposes.

The components of the deferred tax assets and liabilities were as follows:

                                                                     December 31,
                                                              ---------------------------
        (In thousands of US dollars)                             2001            2000
                                                              -----------     -----------

        Non-current deferred tax liabilities:
            Basis differences on land held for
              investment, development or resale               $        -      $   (2,300)
            Basis differences on property and equipment             (640)              -
                                                              -----------     -----------
                Total deferred tax liabilities                      (640)         (2,300)
                                                              -----------     -----------
        Non-current deferred tax assets:
            NOL carryforwards                                    224,220         202,000
            Assets held for sale                                       -          26,700
            Basis differences on land held for investment,
              development or resale                                4,291               -
            Basis differences on property and equipment                -             800
            Book reserves not yet deductible for tax
              return purposes                                      3,104           2,100
            Tax credit carryforwards                               2,676           2,700
            Other                                                  2,349           4,000
                                                              -----------     -----------
                Total deferred tax assets                        236,640         238,300
            Valuation allowance for deferred tax assets         (232,126)       (236,000)
                                                              -----------     -----------
            Deferred tax assets, net of valuation allowance        4,514           2,300
                                                              -----------     -----------
        Non-current net deferred tax assets                   $    3,874      $        -
                                                              ===========     ===========

Realization  of future tax  benefits  related to  deferred  tax  assets is  dependent  on many factors,  including our ability to generate  future taxable  income.  The valuation  allowance is adjusted in the period we  determine  it is more likely than not that  deferred  tax assets will or will not be  realized.  We  considered  these  factors in reaching our  conclusion  to reduce the valuation  allowance by  approximately  $3.9 million  during the fourth  quarter of
2001, which resulted in a reduction to our provision for income taxes.

For  federal  income tax  purposes,  Sun  International  North  America,  Inc.  ("SINA"),  our
wholly-owned  subsidiary,  had net operating loss ("NOL")  carryforwards of approximately $630 million at December  31,  2001,  of which $226 million are  unrestricted  as to use.  However, due to the change of ownership of SINA in 1996, $404 million of these NOL  carryforwards  (the
"Pre-Change  NOLs") are limited in their  availability  to offset our future  taxable  income.
As a result of these limitations,  approximately  $11.3 million of Pre-Change NOLs will become available  for use each year  through  the year  2008,  an  additional  $8.4  million  will be available in 2009. The remaining Pre-Change NOLs are expected to expire unutilized.

Our restricted NOL  carryforwards  expire as follows:  $49.0 million in 2005, $23.0 million in
2006,  $15.0  million  in 2007 and $1.0  million  in 2009.  Our  unrestricted  NOLs  expire as follows:  $6.0 million in 2005,  $10.0 million in 2007,  $57.0  million in 2008,  $8.0 million in 2011,  $57.0  million  in 2012,  $33.0  million  in 2019,  $18.0  million in 2020 and $37.0 million in 2021.

Note 16 - Supplemental Cash Flow Disclosures

Supplemental  disclosures  required by SFAS No. 95  "Statement  of Cash  Flows" are  presented below.

                                                          For the Year Ended December 31,
                                                         -----------------------------------
        (In thousands of US dollars)                        2001        2000         1999
                                                         ----------   ---------   ----------

        Interest paid, net of capitalization              $ 43,644    $ 42,538    $  48,680
        Income taxes paid                                    5,166       5,012        6,688

        Non-cash investing and financing activities:
            Promissory Note issued to Colony in
        connection
              with the Resorts Atlantic City Sale           17,500           -            -
            Accrued Interest Note issued to Colony             518           -            -
            Property and equipment acquired under capital
              lease obligations                                 16       1,574          938
            Refinancing of capital lease obligation              -           -        1,144

Note 17 - Commitments and Contingencies

Lease Obligations

We lease  office  space in  numerous  locations  throughout  the  United  States for sales and marketing,  public  relations,  tour  operations  and travel  reservation  services  and other administrative  services.  These offices  support our operations in The Bahamas.  In addition, we have  obligations  under certain  operating  leases  related to equipment  acquired for our operations in The Bahamas.

Future minimum lease obligations under various  noncancellable  operating leases with terms in excess of one year at December 31, 2001 are as follows (in thousands of US dollars):

                         Year Ending December 31,
                     --------------------------------
                          2002            $   4,625                                                                                   $
                          2003                4,340
                          2004                1,532
                          2005                  670
                          2006                  670
                       Thereafter               395
                                         -----------
                                          $  12,232                                                                                   $
                                         ===========

Casino License

The  operations  of casinos  in The  Bahamas  are  subject to  regulatory  controls.  A casino license must be obtained by the operator and the license must be  periodically  renewed and is subject  to  revocation  at any  time.  In the  event  that we are not  able to  maintain  our license,  management  believes that we would still  realize the carrying  value of our related assets.

Heads of Agreement

We have an  agreement  with the Bahamian  Government,  as amended in 1997,  that  provides for
certain  investment   incentives  to  encourage  us  to  undertake  an  expansion  program  at
Atlantis.  This  agreement  provides  for a minimum  annual  casino win tax of $4.3 million on gaming  win up to $20  million  as well as a 10%  gaming tax to be paid on gaming win over $20 million.  The  agreement  also provides for a $5 million  reduction of annual  casino  license fees and a 50% credit  against all win tax to be paid until  2009.  The tax  structure  became effective January 1, 1998.

In order to secure the tax  incentives,  we were obligated to begin  construction  of at least
562 rooms on Paradise  Island in place of the Pirate's Cove Beach Resort (a 562-room  hotel on
Paradise  Island) which we demolished  during the fourth  quarter of 1998. We had plans for an additional  700-room  Phase III hotel  project at  Atlantis  which would have  satisfied  this condition.  However,  considering our available  development resources and alternative uses of capital,  we  postponed  this  project.  As a result,  in June 2000,  we were  notified by the
Bahamian  Government  that  these  additional  incentives  would  not be  currently  realized.
Effective  July 1, 2000,  the casino win tax reverted  back to the structure in place prior to
January 1, 1998,  as follows:  There is no change in win tax on gaming win up to $20  million, however,  we incur 12.5% win tax on gaming win between  $20  million and $120  million,  and a
10% win tax on gaming  win in excess of $120  million.  The $5  million  annual  reduction  of fees  still  applies,  however,  in lieu of the 50% credit on win tax to be paid on gaming win over $20  million,  we receive a 45% credit on win tax to be paid on gaming  win  between  $20 million and $120 million.  Under our agreement  with the Bahamian  Government,  the additional tax incentives will be  prospectively  reinstated in the event we begin  construction of these additional rooms.

The agreement also provides for a five-year joint marketing  agreement,  pursuant to which the
Bahamian  Government shall match our  contribution,  up to $4.0 million  annually,  toward the direct costs related to staging certain  marketing  events,  public  relations  activities and the production and placement of advertisements in all media.

Litigation, Claims and Assessments

We are a  defendant  in certain  litigation  and are aware of certain  claims and  assessments incurred  in the  normal  course of  business.  In the  opinion  of  management,  based on the advice of counsel,  the aggregate  liability,  if any, arising from such matters will not have a material adverse effect on the accompanying consolidated financial statements.

Note 18 - Segment Information

SFAS No.131  "Disclosures  about Segments of an Enterprise and Related  Information"  requires the  disclosure  of  information  regarding our  operations  based upon how  management  makes
operating  decisions  and  assesses   performance  of  such  segments.   We  operate  in  five
geographical  segments in one industry,  the development,  operation and management of premier resort and casino  properties.  We evaluate the  performance of our segments  based  primarily on operating profit before  corporate  expenses,  interest  expense,  interest income,  income taxes and non-recurring  items. The following is an analysis of net revenues,  contribution to consolidated  income (loss) before  provision for income taxes and total assets,  depreciation and amortization of goodwill and capital additions by geographical location:

Net Revenues

                                              For The Year Ended December 31,
                                            -------------------------------------
         (In thousands of US dollars)         2001          2000          1999
                                            ---------      --------      --------

        Casino/hotel:
        Atlantic City, New Jersey (a)
            Gaming                          $      -      $235,827      $221,015
            Rooms                                  -        16,412        15,160
            Food and beverage                      -        26,039        25,512
            Other                                  -         4,973         8,075
            Less: promotional allowances           -       (25,288)      (26,632)
                                            ---------     ---------     ---------
                                                   -       257,963       243,130
                                            ---------     ---------     ---------
        Paradise Island, The Bahamas:
            Gaming                           116,490       132,108       130,529
            Rooms                            176,573       177,596       149,671
            Food and beverage                121,415       121,679       111,588
            Other (b)                         78,552        66,280        58,732
            Insurance recovery                 2,000             -        14,209
            Less:  promotional allowances    (22,778)      (26,491)      (23,608)
                                            ---------     ---------     ---------
                                             472,252       471,172       441,121
                                            ---------     ---------     ---------

        Total casino/hotel                   472,252       729,135       684,251

        Real estate related -
          Ocean Club Estates                   9,771       108,650             -

        Management and other fees:
            Connecticut                       27,396        23,575        39,282
            Indian Ocean                       6,841         7,539         6,477
            Dubai                              1,123         1,221           538
            Harborside at Atlantis (c)         1,408         3,428             -
            Maldives (d)                          38             -             -
        Other segments                        14,212        11,147         8,419
                                            ---------     ---------     ---------
            Net revenues                    $533,041      $884,695      $738,967
                                            =========     =========     =========

Contribution to Consolidated Income (Loss) before Provision for Income Taxes

                                                                 For The Year Ended December 31,
                                                             ----------------------------------------
        (In thousands of US dollars)                            2001           2000           1999
                                                             ----------     ----------     ----------

        Casino/hotel:
            Atlantic City, New Jersey (a)                     $      -       $  7,593      $   (253)
            Paradise Island, The Bahamas(b)                     68,183         85,666         93,609
                                                             ----------     ----------     ----------
                                                                68,183         93,259         93,356
                                                             ----------     ----------     ----------

        Real estate related - Ocean Club Estates                 6,906         76,378              -
        Management and other fees, net of amortization
            Connecticut                                         26,916         23,096         38,802
            Indian Ocean                                         6,841          7,539          6,477
            Dubai                                                1,123          1,221            538
            Harborside at Atlantis (c)                           1,408          3,428              -
            Maldives (d)                                            38              -              -
        General corporate                                      (23,896)       (23,330)       (16,899)
        Pre-opening expenses                                    (6,904)        (7,616)        (5,398)
        Restructuring costs                                     (5,732)             -              -
        Purchase termination costs                                   -        (11,202)             -
        Transaction costs                                            -         (7,014)             -
        Write-down of net assets held for sale                       -       (229,208)             -
        Other segments                                           3,154          1,694          2,348
        Corporate marketing, retail and public relations        (2,359)        (3,089)        (4,792)
                                                             ----------     ----------     ----------
            Income (loss) from operations                       75,678        (74,844)       114,432
                                                             ----------     ----------     ----------
        Other income (expense):
            Interest income                                      7,471          4,194         12,725
            Interest expense, net of capitalization            (52,702)       (45,678)       (50,699)
        Equity in earnings of associated companies:
            Indian Ocean                                         3,302          3,445          2,628
            Harborside at Atlantis (c)                             472            780              -
            Maldives (d)                                          (715)             -              -
        Other, net                                                (760)          (688)            60
                                                             ----------     ----------     ----------
            Income (loss) before provision for income taxes    $ 32,746     $(112,791)     $  79,146
                                                             ==========     ==========     ==========

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions

        (In thousands of US dollars) As of December 31, 2001    Year Ended December 31, 2001
                                     -------------------------  -----------------------------
                                                                 Depreciation
                                                                      and
                                                     Total       Amortization      Capital
                                                     Assets       of Goodwill     Additions
                                                   -----------  ----------------  -----------
        Casino/hotel:
            Paradise Island, The Bahamas           $1,165,711      $   50,035      $   65,882
                                                   -----------     -----------     -----------

        Real estate related:
            Atlantic City, New Jersey                  53,575               -               -
            Paradise Island, The Bahamas               13,946               -               -
                                                   -----------     -----------     -----------
                                                       67,521               -               -
                                                   -----------     -----------     -----------

        Equity investment in Indian Ocean              22,891               -               -
        Equity investment in Maldives (d)               3,053               -               -
        General corporate                              93,417           1,161           1,708
        Trading Cove New York                           1,523               -               -
        Corporate marketing, and public relations       1,311             287               -
        Other segments                                  1,604               7               -
                                                   -----------     -----------     -----------
                                                   $1,357,031      $   51,490      $   67,590
                                                   ===========     ===========     ===========

        (In thousands of US dollars) As of December 31, 2000    Year Ended December 31, 2000
                                     -------------------------  -----------------------------
                                                                 Depreciation
                                                                      and
                                                     Total       Amortization      Capital
                                                     Assets       of Goodwill     Additions
                                                   -----------  ----------------  -----------
        Casino/hotel:
            Atlantic City, New Jersey              $        -      $   16,236      $   11,316
            Paradise Island, The Bahamas (e)        1,162,060          42,422         137,987
                                                   -----------     -----------     -----------
                                                    1,162,060          58,658         149,303
                                                   -----------     -----------     -----------
        Real estate related:
            Atlantic City, New Jersey                  56,176               -               -
            Paradise Island, The Bahamas               17,538               -               -
                                                   -----------     -----------     -----------
                                                       73,714               -               -
                                                   -----------     -----------     -----------

        Net assets held for sale (a)                  138,350               -               -
        Equity investment in Indian Ocean              25,467               -               -
        General corporate                              58,632           1,257           6,589
        Corporate marketing, and public relations       1,404             304               -
        Other segments                                  1,164               4               -
                                                   -----------     -----------     -----------
                                                   $1,460,791      $   60,223      $  155,892
                                                   ===========     ===========     ===========

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions, Continued

         (In thousands of US dollars)As of December 31, 1999    Year Ended December 31,1999
                                     -------------------------  -----------------------------
                                                                 Depreciation
                                                                      and
                                                     Total       Amortization      Capital
                                                     Assets       of Goodwill     Additions
                                                   -----------  ----------------  -----------
        Casino/hotel:
            Atlantic City, New Jersey              $  429,854      $   16,156      $   42,574
            Paradise Island, The Bahamas            1,054,708          39,631          24,200
            Paradise Island expansion,
              opened December 1998 (f)                      -               -         117,808
                                                   -----------     -----------     -----------
                                                    1,484,562          55,787         184,582
                                                   -----------     -----------     -----------
        Real estate related:
            Atlantic City, New Jersey                  61,307               -           9,433
            Paradise Island, The Bahamas               30,022               -               4
                                                   -----------     -----------     -----------
                                                       91,329               -           9,437
                                                   -----------     -----------     -----------

        Equity investment in Indian Ocean              24,871               -               -
        General corporate                              68,222           1,120          10,828
        Corporate marketing, retail and
          public relations                              1,729             321             199
        Other segments                                    758               2               -
                                                   -----------     -----------     -----------
                                                   $1,671,471      $   57,230      $  205,046
                                                   ===========     ===========     ===========

       (a) See discussion of the Resorts Atlantic City Sale in Note 1 herein.
       (b) Includes tour operations.
       (c) The  construction  of timeshare  units at  Harborside  at Atlantis was completed in
           February 2001.  Sales of these units began in May 2000.
       (d) We acquired a 25% interest in Kanuhura effective August 1, 2001.
       (e) In 2000,  capital additions in Paradise Island, The Bahamas included $113.8 million of costs for the Ocean Club addition and newly  renovated golf course,  including a new club house.
       (f) Capital  additions  related to a 1998 expansion of Atlantis on Paradise  Island are included in total assets under Paradise Island, The Bahamas.

Note 19 - Equity in Earnings of Associated Companies

The accompanying  consolidated  financial  statements include equity in earnings of associated companies  as a result of our 20.4%  interest in Indian  Ocean  Resorts,  our 50%  interest in
Harborside at Atlantis and our 25% interest in Kanuhura.

Through  June 16, 2000,  we owned a 22.8%  interest in Indian Ocean  Resorts.  Effective  June
16,  2000,  Indian Ocean  Resorts  issued  additional  shares of stock under a rights issue in which we did not  participate,  effectively  reducing  our  ownership  interest to 20.4%.  The following  unaudited  summarized  financial  information  of  Indian  Ocean  Resorts  has been prepared under accounting  principals  generally  accepted in the United States at and for the years ended  December 31,  2001,  2000 and 1999;  converted  to US dollars at the  appropriate exchange rate.

                                                  For the Year Ended December 31,
                                              -----------------------------------------
  (In thousands of US dollars)                    2001           2000           1999
                                              -----------     ----------     ----------

  Revenues                                    $   93,398      $ 106,151      $  84,007
  Income from operations                          25,277         28,310         15,630
  Income before income taxes                      20,136         20,480         13,171

                                                         As of December 31,
                                              -----------------------------------------
                                                  2001           2000           1999
                                              -----------     ----------     ----------

  Current assets                              $   27,413      $  24,424      $  21,075
  Total assets                                   225,835        238,286        264,345
  Current liabilities                             32,950         35,173         61,595
  Shareholders' equity                           119,635        127,379        140,865

Harborside at Atlantis  constructs,  sells and manages  time-share  units in Paradise  Island,
The  Bahamas.  Construction  of  82  units  was  completed  in  February  2001  and  sales  of
time-share   units  began  in  May  2000.  The  following   unaudited   summarized   financial
information  of  Harborside  at  Atlantis  has  been  prepared  under  accounting   principals
generally  accepted  in the United  States at and for the years  ended  December  31, 2001 and
2000.

                                                 For the Year Ended
                                                    December 31,
                                              --------------------------
  (In thousands of US dollars)                    2001           2000
                                              -----------     ----------

  Revenues                                    $   35,371      $  18,446
  Income from operations                           1,372          1,561
  Income before income taxes                       1,372          1,561

                                                 As of December 31,
                                              --------------------------
                                                  2001           2000
                                              -----------     ----------

  Current assets                              $   99,832      $  27,306
  Total assets                                   109,357         79,175
  Current liabilities                             88,700         57,830
  Shareholders' equity                            20,657         17,305

Effective  August 1, 2001, we acquired our 25% interest in Kanuhura.  The following  unaudited summarized  financial  information of Kanuhura has been prepared under  accounting  principals generally accepted in the United States at and for the year ended December 31, 2001.

                                                   For the Year Ended
  (In thousands of US dollars)                     December 31, 2001
                                                 -----------------------

  Revenues                                            $    3,809
  Loss from operations                                    (1,261)
  Loss before income taxes                                (2,564)

                                                         As of
                                                   December 31, 2001
                                                 -----------------------
                                                 -----------------------

  Current assets                                       $   3,215
  Total assets                                            33,048
  Current liabilities                                      4,724
  Shareholders' equity                                     2,091

Note 20 - Fair Value of Financial Instruments

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

We used the  following  methods and  assumptions  in  estimating  fair value  disclosures  for financial  instruments:  (a) Cash and cash  equivalents,  receivables,  other current  assets, accounts  payable,  accrued  liabilities  and variable rate debt: the amounts  reported in the accompanying  consolidated  balance sheets  approximate fair value; (b) Fixed-rate debt: fixed rate debt is valued based upon published  market  quotations,  as  applicable.  The fair value of our fixed rate debt at December 31, 2001 was  approximately  $486.6  million as compared to its  carrying  value of  $493.9  million;  (c)  swap  agreements:  the fair  value of our swap agreements  was  determined  from the  representations  of  financial  institutions.  The fair value of our swap  agreements  at  December  31,  2001 equal  their  carrying  value,  and are reflected as other  long-term  liabilities  on the  accompanying  consolidated  balance sheet.
The carrying  value and negative fair value of our Prior Swap  Agreements at December 31, 2000 was $0 and $454,000, respectively.

Note 21 - Supplemental Condensed Consolidating Financial Information

Our  payment  obligations  under the  Senior  Subordinated  Notes were  co-issued  by SIHL and
SINA. The Senior  Subordinated  Notes are guaranteed by substantially  all of our wholly-owned subsidiaries  (the  "Subsidiary  Guarantors")  and are jointly and severally  irrevocably  and unconditionally  guaranteed.  Separate financial  statements of the Subsidiary  Guarantors are not presented  because we have  determined  that they would not be material to investors.  The following  supplemental  financial  information  sets  forth  balance  sheets,  statements  of
operations   and  statements  of  cash  flows  for  each  of  the  co-issuers  of  the  Senior
Subordinated  Notes,  SIHL and SINA and, on a combined basis,  for the Subsidiary  Guarantors.
SIHL's non-guarantor subsidiaries are minor and, therefore, are not separately presented.

                                        Sun International Hotels Limited
                                    Condensed Consolidated Financial Statements
                                            (In thousands of US dollars)

Condensed Consolidating Balance Sheet at December 31, 2001

                                                                                       Guarantor
                                                           SIHL           SINA        Subsidiaries    Eliminations   Consolidated
                                                       -------------   ------------   -------------   ------------   -------------
                       ASSETS
Current assets:
      Cash and cash equivalents                         $     4,065    $     1,242     $    18,003    $     7,161     $    30,471
      Restricted cash                                             -              -           4,518              -           4,518
      Trade receivables, net                                     82          1,102          36,270              -          37,454
      Due from affiliates                                   336,351        237,801        (547,185)        1,397          28,364
      Inventories                                                 -             91           8,716              -           8,807
      Prepaid expenses                                            5            188           5,033              -           5,226
                                                       -------------   ------------   -------------   ------------   -------------
        Total current assets                                340,503        240,424        (474,645)        8,558         114,840

      Property and equipment, net                                 -         54,221       1,077,060         23,911       1,155,192
      Note receivable                                             -         18,018               -              -          18,018
      Due from affiliates - non-current                       3,250              -          12,638              -          15,888
      Deferred tax asset, net                                     -          3,874               -              -           3,874
      Deferred charges and other assets, net                  2,477          9,898           6,317              -          18,692
      Investment in subsidiaries                            356,567             10         280,049       (636,626)             -
      Investment in associated companies                      3,053              -          34,425         (6,951)        30,527
                                                       -------------   ------------   -------------   ------------   -------------
        Total assets                                    $   705,850    $   326,445     $   935,844    $  (611,108)   $ 1,357,031
                                                       =============   ============   =============   ============   =============

        LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
      Current maturities of long-term debt              $         -    $        70     $       191    $         -     $       261
      Accounts payable and accrued liabilities               23,054         18,629          97,718          8,662         148,063
      Due to affiliates - current                                 -              -          (1,397)        1,397               -
      Capital creditors                                           -              -           6,570              -           6,570
                                                       -------------   ------------   -------------   ------------   -------------
        Total current liabilities                            23,054         18,699         103,082         10,059         154,894
                                                       -------------   ------------   -------------   ------------   -------------

 Other long-term liabilities                                  5,503              -               -              -           5,503
 Long-term debt, net of current maturities                   94,497        399,438          24,296              -         518,231
                                                       -------------   ------------   -------------   ------------   -------------
        Total liabilities                                   123,054        418,137         127,378         10,059         678,628
                                                       -------------   ------------   -------------   ------------   -------------

 Shareholders' equity                                       582,796        (91,692)       808,466       (621,167)       678,403
                                                       -------------   ------------   -------------   ------------   -------------
        Total liabilities and shareholders' equity      $   705,850    $   326,445     $   935,844    $  (611,108)   $ 1,357,031
                                                       =============   ============   =============   ============   =============

                                         Sun International Hotels Limited
                                    Condensed Consolidated Financial Statements
                                           (In thousands of US dollars)

Condensed Consolidating Balance Sheet at December 31, 2000

                                                                                   Guarantor
                                                        SIHL          SINA        Subsidiaries   Eliminations     Consolidated
                                                      ----------   ------------   ------------   --------------   -------------
                       ASSETS
Current assets:
  Cash and cash equivalents                           $     106     $     (725)  $    16,690    $       6,426    $     22,497
  Restricted cash                                             -              -          1,651                -           1,651
  Trade receivables, net                                     90            631         39,831               60          40,612
  Due from affiliates                                   456,471       (160,760)     (255,995)         (5,576)        34,140
  Inventories                                                 -             71         10,346                -          10,417
  Prepaid expenses                                          261            155          9,433                -           9,849
  Net assets held for sale                                    -         (5,889)      144,395             (156)       138,350
                                                      ----------   ------------   ------------   --------------   -------------
    Total current assets                                456,928       (166,517)      (33,649)            754         257,516

  Property and equipment, net                                 -         58,720      1,072,881           23,908       1,155,509
  Due from affiliates, non-current                            -        199,337          5,069         (199,337)         5,069
  Deferred charges and other assets, net                  2,239             24         10,857                -          13,120
  Investment in subsidiaries                            350,947        511,712        804,317       (1,666,976)             -
  Investment in associated companies                          -              -         33,952           (4,375)        29,577
                                                      ----------   ------------   ------------   --------------   -------------
    Total assets                                      $ 810,114     $  603,276    $ 1,893,427    $  (1,846,026)  $  1,460,791
                                                      ==========   ============   ============   ==============   =============

        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt                $       -     $       58    $       172    $           -    $        230
  Accounts payable and accrued liabilities                7,610         12,985        111,353            4,924         136,872
  Due to affiliates                                           -              -          5,300           (5,300)             -
  Capital creditors                                           -              -         12,954                -          12,954
                                                      ----------   ------------   ------------   --------------   -------------
    Total current liabilities                             7,610         13,043        129,779             (376)       150,056

Long-term debt, net of current maturities               225,000        199,420        244,488                -         668,908
Due to affiliates, non-current                                -              -        199,337         (199,337)             -
                                                      ----------   ------------   ------------   --------------   -------------
    Total liabilities                                   232,610        212,463        573,604         (199,713)       818,964
                                                      ----------   ------------   ------------   --------------   -------------

Shareholders' equity                                    577,504        390,813      1,319,823       (1,646,313)       641,827
                                                      ----------   ------------   ------------   --------------   -------------
    Total liabilities and shareholders' equity        $ 810,114     $  603,276    $ 1,893,427    $  (1,846,026)  $  1,460,791
                                                      ==========   ============   ============   ==============   =============

                                         Sun International Hotels Limited
                                    Condensed Consolidated Financial Statements
                                           (In thousands of US dollars)

Condensed Consolidating Statement of Operations for the Year Ended  December 31, 2001

                                                                          Guarantor
                                                 SIHL          SINA      Subsidiaries  Eliminations Consolidated
                                             -------------  -----------  ------------  -----------  ------------
Revenues:
  Casino and resort revenues                   $        -    $       -    $  477,183    $  (6,289)   $  470,894
  Less: promotional allowances                          -            -       (22,778)           -       (22,778)
                                             -------------  -----------  ------------  -----------  ------------
                                                        -            -       454,405       (6,289)      448,116
  Tour operations                                       -            -        36,348            -        36,348
  Management and other fees                             -       15,087        36,806      (15,087)       36,806
  Real estate related                                   -            -         9,771            -         9,771
  Insurance recovery                                    -            -         2,000            -         2,000
  Other                                                 -          893          (893)           -             -
  Affiliated sales                                      -            -         9,742       (9,742)            -
                                             -------------  -----------  ------------  -----------  ------------
                                                        -       15,980       548,179      (31,118)      533,041
                                             -------------  -----------  ------------  -----------  ------------
Expenses:
  Casino and resort expenses                            -            -       267,396      (14,377)      253,019
  Tour operations                                       -            -        32,061          (20)       32,041
  Selling, general and administrative                   -            -        81,840       (1,634)       80,206
  Management fee                                      634                     14,453      (15,087)            -
  Real estate related                                   -            -         3,044         (179)        2,865
  Corporate expenses                                1,506        8,802        13,456        1,342        25,106
  Depreciation and amortization                         -          124        51,366            -        51,490
  Restructuring costs                                   -            -         5,732            -         5,732
  Pre-opening expenses                                  -            -         6,904            -         6,904
                                             -------------  -----------  ------------  -----------  ------------
                                                    2,140        8,926       476,252      (29,955)      457,363
                                             -------------  -----------  ------------  -----------  ------------

Income (loss) from operations                      (2,140)       7,054        71,927       (1,163)       75,678
                                             -------------  -----------  ------------  -----------  ------------

Other income and expenses:
  Interest income                                     742        4,296         2,433            -         7,471
  Interest expense, net of capitalization         (10,938)     (27,736)      (14,028)           -       (52,702)
  Affiliated interest income                        7,575        6,931            (1)     (14,505)            -
  Affiliated interest expense                           -            -       (14,505)      14,505             -
  Equity in earnings (loss) of associated
    companies                                        (714)           -           471        3,302         3,059
  Dividend income                                   2,836            -         2,872       (5,708)            -
  Other, net                                            -         (664)          (96)           -          (760)
                                             -------------  -----------  ------------  -----------  ------------
Income (loss) before income taxes                  (2,639)     (10,119)       49,073       (3,569)       32,746
Benefit (provision) for income taxes                    -        4,597        (4,065)      (1,622)       (1,090)
                                             -------------  -----------  ------------  -----------  ------------
    Net income (loss)                          $   (2,639)   $  (5,522)   $   45,008    $  (5,191)   $   31,656
                                             =============  ===========  ============  ===========  ============

                                         Sun International Hotels Limited
                                    Condensed Consolidated Financial Statements
                                            (In thousands of US dollars)

Condensed Consolidating Statement of Operations for the Year Ended  December 31, 2000

                                                                           Guarantor
                                                SIHL           SINA       Subsidiaries    Eliminations     Consolidated
                                             ------------  -------------  -------------  ---------------  ---------------
Revenues:
  Casino and resort revenues                   $       -    $         -    $   762,496    $      (6,630)   $     755,866
  Less: promotional allowances                         -              -        (51,779)               -          (51,779)
                                             ------------  -------------  -------------  ---------------  ---------------
                                                       -              -        710,717           (6,630)         704,087
  Tour operations                                      -              -         33,192                -           33,192
  Management and other fees                        2,070         21,846         33,693          (21,846)          35,763
  Real estate related                                  -              -        108,650                -          108,650
  Other                                                -             38          2,965                -            3,003
  Affiliated sales                                     -            244          8,692           (8,936)               -
                                             ------------  -------------  -------------  ---------------  ---------------
                                                   2,070         22,128        897,909          (37,412)         884,695
                                             ------------  -------------  -------------  ---------------  ---------------
Expenses:
  Casino and resort expenses                           -              -        471,780          (18,207)         453,573
  Tour operations                                      -              -         29,637              (11)          29,626
  Selling, general and administrative                  -              -        100,396            3,069          103,465
  Management fee                                     634                        21,212          (21,846)               -
  Real estate related                                  -              -         32,272                -           32,272
  Corporate expenses                               1,684         11,694         12,379             (417)          25,340
  Depreciation and amortization                        -            258         59,965                -           60,223
  Write-off of Desert Inn costs                        -         11,202              -                -           11,202
  Transaction costs                                7,014              -              -                -            7,014
  Pre-opening expenses                                 -              -          7,616                -            7,616
  Write down of assets to be sold                      -        233,085              -           (3,877)         229,208
                                             ------------  -------------  -------------  ---------------  ---------------
                                                   9,332        256,239        735,257          (41,289)         959,539
                                             ------------  -------------  -------------  ---------------  ---------------

Income (loss) from operations                     (7,262)      (234,111)       162,652            3,877          (74,844)
                                             ------------  -------------  -------------  ---------------  ---------------

Other income and expenses:
  Interest income                                    144            234          3,816                -            4,194
  Affiliated interest income                       8,810        (18,076)        36,152          (26,886)               -
  Affiliated interest expense                          -              -        (26,886)          26,886                -
  Interest expense, net of capitalization        (13,163)        18,075        (50,590)               -          (45,678)
  Equity in earnings of associated
    companies                                          -              -            780            3,445            4,225
  Dividend income                                  2,839              -          2,848           (5,687)               -
  Other, net                                           -             11           (699)               -             (688)
                                             ------------  -------------  -------------  ---------------  ---------------
Income (loss) before income taxes                 (8,632)      (233,867)       128,073            1,635         (112,791)
Benefit (provision) for income taxes                  27             (4)        (6,336)               -           (6,313)
                                             ------------  -------------  -------------  ---------------  ---------------
    Net income (loss)                          $  (8,605)   $  (233,871)   $   121,737    $       1,635    $    (119,104)
                                             ============  =============  =============  ===============  ===============

                                         Sun International Hotels Limited
                                    Condensed Consolidated Financial Statements
                                            (In thousands of US dollars)

Condensed Consolidating Statement of Operations for the Year Ended  December 31, 1999

                                                                           Guarantor
                                                SIHL           SINA       Subsidiaries    Eliminations     Consolidated
                                             ------------  -------------  -------------  ---------------  ---------------
Revenues:
  Casino and resort revenues                   $       -    $         -    $   703,074    $      (6,557)   $     696,517
  Less: promotional allowances                         -              -        (50,240)               -          (50,240)
                                             ------------  -------------  -------------  ---------------  ---------------
                                                       -              -        652,834           (6,557)         646,277
  Tour operations                                      -              -         28,714                -           28,714
  Management and other fees                       14,610         22,183         32,288          (22,183)          46,898
  Insurance recovery                                   -              -         14,209                -           14,209
  Other                                                -              -          2,869                -            2,869
  Affiliated sales                                     -            325          8,665           (8,990)               -
                                             ------------  -------------  -------------  ---------------  ---------------
                                                  14,610         22,508        739,579          (37,730)         738,967
                                             ------------  -------------  -------------  ---------------  ---------------
Expenses:
  Casino and resort expenses                           -              -        436,777          (12,908)         423,869
  Tour operations                                      -              -         27,816                -           27,816
  Selling, general and administrative                  -              -         95,942           (1,980)          93,962
  Management fee                                     634                        21,549          (22,183)               -
  Corporate expenses                               1,457          6,845          8,679             (721)          16,260
  Depreciation and amortization                        -            284         56,946                -           57,230
  Pre-opening expenses                                 -              -          5,398                -            5,398
                                             ------------  -------------  -------------  ---------------  ---------------
                                                   2,091          7,129        653,107          (37,792)         624,535
                                             ------------  -------------  -------------  ---------------  ---------------

Income from operations                            12,519         15,379         86,472               62          114,432
                                             ------------  -------------  -------------  ---------------  ---------------

Other income and expenses:
  Interest income                                  9,930            408          2,387                -           12,725
  Affiliated interest income                       8,798        (18,069)        36,532          (27,261)               -
  Affiliated interest expense                          -              -        (27,261)          27,261                -
  Interest expense, net of capitalization         (8,798)        18,069        (59,970)               -          (50,699)
  Equity in earnings of associated
    companies                                          -              -              -            2,628            2,628
  Dividend income                                  3,232              -          2,651           (5,883)               -
  Other, net                                           -            277           (217)               -               60
                                             ------------  -------------  -------------  ---------------  ---------------
Income (loss) before income taxes                 25,681         16,064         40,594           (3,193)          79,146
Provision for income taxes                        (6,479)           (50)        (2,795)               -           (9,324)
                                             ------------  -------------  -------------  ---------------  ---------------
    Net income (loss)                          $  19,202    $    16,014    $    37,799    $      (3,193)   $      69,822
                                             ============  =============  =============  ===============  ===============

                                         Sun International Hotels Limited
                                    Condensed Consolidated Financial Statements
                                            (In thousands of US dollars)

Condensed Consolidating Statement of Cash Flows for the Year Ended  December 31, 2001

                                                                                         Guarantor
                                                             SIHL           SINA        Subsidiaries   Eliminations  Consolidated
                                                          ------------  --------------  -------------  ------------  -------------
Cash flows from operating activities:
Net income (loss)                                          $   (2,639)   $     (5,522)   $    45,008    $   (5,191)   $    31,656
Adjustments to reconcile net income (loss)
  to net cash provided by (used in) operating
activities:
    Depreciation and amortization                                 263           1,160         54,269             -         55,692
    Deferred income tax benefit                                     -          (3,874)             -             -         (3,874)
    Provision for doubtful receivables                              -               -          6,355             -          6,355
    (Gain) loss on disposition of other assets                      -             664             96             -            760
    Equity in earnings of associated companies,
      net of dividends received                                   714               -           (471)         (430)          (187)
    Dividends to parent                                             -               -         (2,836)        2,836              -
    Net change in deferred charges and other assets                 -             108         (1,506)            -         (1,398)
    Net change in working capital accounts:
      Receivables                                                   8          (6,289)         2,559             -         (3,722)
      Due from affiliates                                       1,100               -            277             -          1,377
      Inventories and prepaid expenses                            256             (53)         4,895             -          5,098
      Accounts payable and accrued liabilities                  3,445           5,143         (9,697)        2,785          1,676
    Other                                                           -               -          5,900             -          5,900
                                                          ------------  --------------  -------------  ------------  -------------
      Net cash provided by (used in) operating
        activities                                              3,147          (8,663)       104,849             -         99,333
                                                          ------------  --------------  -------------  ------------  -------------

Cash flows from investing activities:
    Payments for property and equipment, net of
      insurance proceeds received                                   -            (399)       (67,191)            -        (67,590)
    Proceeds received from the sale of
      Resorts Atlantic City, net                                    -         120,850              -             -        120,850
    Proceeds received from repayment of note receivable        12,000               -              -             -         12,000
    Proceeds from the sale of assets                                -           2,196            351             -          2,547
    Acquisition of equity interest in associated
       companies                                               (3,768)              -              -             -         (3,768)
    Advances to associated companies                           (3,250)              -         (3,170)            -         (6,420)
                                                          ------------  --------------  -------------  ------------  -------------
        Net cash provided by (used in) investing
           activities                                           4,982         122,647        (70,010)            -         57,619
                                                          ------------  --------------  -------------  ------------  -------------

Cash flows from financing activities:
    Proceeds from the exercise of share options                 7,930               -              -             -          7,930
    Borrowings                                                      -         200,000         74,500             -        274,500
    Repayment of borrowings                                   (68,270)        (79,063)      (272,403)            -       (419,736)
    Debt issuance and modification costs                         (500)         (6,250)        (2,055)            -         (8,805)
    Advances from (repayments to) affiliates                   56,670        (226,704)       170,034             -              -
                                                          ------------  --------------  -------------  ------------  -------------
        Net cash used in financing activities                  (4,170)       (112,017)       (29,924)            -       (146,111)
                                                          ------------  --------------  -------------  ------------  -------------

    Increase in cash and cash equivalents                       3,959           1,967          4,915             -         10,841
    Cash and cash equivalents at beginning of period              106            (725)        24,767             -         24,148
                                                          ------------  --------------  -------------  ------------  -------------
    Cash and cash equivalents at end of period             $    4,065    $      1,242    $    29,682    $        -    $    34,989
                                                          ============  ==============  =============  ============  =============

                                         Sun International Hotels Limited
                                    Condensed Consolidated Financial Statements
                                           (In thousands of US dollars)

Condensed Consolidating Statement of  Cash Flows for the Year Ended  December 31, 2000

                                                                                    Guarantor
                                                         SIHL           SINA       Subsidiaries   Eliminations     Consolidated
                                                     -------------  -------------  -------------  --------------  ---------------
Cash flows from operating activities:
Net income (loss)                                      $   (8,605)    $ (233,871)   $   121,737    $      1,635    $    (119,104)
Adjustments to reconcile net income (loss)
  to net cash provided by (used in) operating
  activities:
    Depreciation and amortization                             185            333         63,822               -           64,340
    Write-down of net assets held for sale                      -        233,085              -          (3,877)         229,208
    Purchase termination costs                                  -         11,202              -               -           11,202
    (Gain) loss on disposition of other assets                  -            (24)           712               -              688
    Equity in earnings of associated companies,
      net of dividends received                                 -              -           (780)           (597)          (1,377)
    Dividends to parent                                         -              -         (2,839)          2,839                -
    Provision for doubtful receivables                          -              -          6,492               -            6,492
    Provision for discount on CRDA obligations, net             -              -            799               -              799
    Net change in deferred tax liability                        -            205              -               -              205
    Net change in deferred charges and other assets             -           (899)          (769)              -           (1,668)
    Net change in working capital accounts:
      Receivables                                              10            603         (9,792)              -           (9,179)
      Due from affiliates                                       -              -         (4,658)              -           (4,658)
      Inventories and prepaid expenses                        289           (171)        (2,170)              -           (2,052)
      Accounts payable and accrued liabilities              1,463           (114)        25,141               -           26,490
    Other                                                       -              -         23,912               -           23,912
                                                     -------------  -------------  -------------  --------------  ---------------
      Net cash provided by (used in) operating
        activities                                         (6,658)        10,349        221,607               -          225,298
                                                     -------------  -------------  -------------  --------------  ---------------

Cash flows from investing activities:
    Payments for property and equipment, net of
      insurance proceeds received                               -         (6,099)      (149,793)              -         (155,892)
    Net proceeds from the sale of  other assets                 -            170            331               -              501
    Deposit refunded for proposed Desert Inn
      acquisition                                               -          7,750              -               -            7,750
    Advances to associated companies                            -              -        (18,663)              -          (18,663)
    Reclassification of cash to net assets held for
      sale                                                      -              -        (21,453)              -          (21,453)
    CRDA deposits  and other                                    -           (361)        (2,334)              -           (2,695)
                                                     -------------  -------------  -------------  --------------  ---------------
        Net cash provided by (used in) investing
          activities                                            -          1,460       (191,912)              -         (190,452)
                                                     -------------  -------------  -------------  --------------  ---------------

Cash flows from financing activities:
    Proceeds from the exercise of share options             2,866              -              -               -            2,866
    Borrowings                                            125,000              -         77,000               -          202,000
    Repayment of borrowings                                     -            (16)      (113,047)              -         (113,063)
    Repurchase of Ordinary Shares                        (141,792)             -              -               -         (141,792)
    Debt issuance and modification costs                        -              -           (919)              -             (919)
    Advances from (repayments to) affiliates               20,536        (18,958)        (1,578)              -                -
                                                     -------------  -------------  -------------  --------------  ---------------
        Net cash provided by (used in) financing
          activities                                        6,610        (18,974)       (38,544)              -          (50,908)
                                                     -------------  -------------  -------------  --------------  ---------------

    Decrease in cash and cash equivalents                     (48)        (7,165)        (8,849)              -          (16,062)
    Cash and cash equivalents at beginning of period          154          6,440         33,616               -           40,210
                                                     -------------  -------------  -------------  --------------  ---------------
    Cash and cash equivalents at end of period         $      106     $     (725)   $    24,767    $          -    $      24,148
                                                     =============  =============  =============  ==============  ===============

                                         Sun International Hotels Limited
                                    Condensed Consolidated Financial Statements
                                            (In thousands of US dollars)

Condensed Consolidating Statement of Cash Flows for the Year Ended  December 31, 1999

                                                                                  Guarantor
                                                         SIHL          SINA      Subsidiaries  Eliminations   Consolidated
                                                     -------------  -----------  ------------  -------------  ------------
Cash flows from operating activities:
Net income (loss)                                      $   19,202    $  16,014    $   37,799     $   (3,193)   $   69,822
Adjustments to reconcile net income (loss)
  to net cash provided by operating activities:
    Depreciation and amortization                             173          353        59,621              -        60,147
    Gain on disposition of other assets                         -           (3)          (57)             -           (60)
    Equity in earnings of associated companies,
      net of dividends received                                 -            -             -             23            23
    Dividends to parent                                         -            -        (3,232)         3,232             -
    Provision for doubtful receivables                          -            -         6,466              -         6,466
    Provision for discount on CRDA obligations, net             -            -           587              -           587
    Net change in deferred tax liability                        -          (30)            -              -           (30)
    Net change in deferred charges and other assets             -         (146)        4,694              -         4,548
    Net change in working capital accounts:
      Receivables                                          (9,639)       1,230       (12,031)             -       (20,440)
      Due from affiliates                                       -            -        (7,150)             -        (7,150)
      Inventories and prepaid expenses                       (260)         (52)       (7,817)             -        (8,129)
      Accounts payable and accrued liabilities             (5,519)      (2,362)       12,141            (62)        4,198
                                                     -------------  -----------  ------------  -------------  ------------
        Net cash provided by operating activities           3,957       15,004        91,021              -       109,982
                                                     -------------  -----------  ------------  -------------  ------------

Cash flows from investing activities:
    Payments for property and equipment, net of
      insurance proceeds received                               -      (10,066)     (194,980)             -      (205,046)
    Net proceeds from the sale of non-operating
      land and other assets                                     -        5,050           136              -         5,186
    Proceeds from redemption of subordinated notes         94,126            -             -              -        94,126
    Deposit paid for proposed Desert Inn
      acquisition                                               -      (16,117)            -              -       (16,117)
    Payments for investment in associated company               -            -          (600)             -          (600)
    Sale of subordinated notes                              2,798            -             -              -         2,798
    CRDA deposits                                               -            -        (2,746)             -        (2,746)
                                                     -------------  -----------  ------------  -------------  ------------
        Net cash provided by (used in) investing
           activities                                      96,924      (21,133)     (198,190)             -      (122,399)
                                                     -------------  -----------  ------------  -------------  ------------

Cash flows from financing activities:
    Proceeds from the exercise of share options             2,696            -             -              -         2,696
    Borrowings                                                  -            -       129,000              -       129,000
    Repayment of borrowings                                     -            -      (118,854)             -      (118,854)
    Repurchase of Ordinary Shares                         (20,977)           -             -              -       (20,977)
    Debt issuance and modification costs                        -            -        (2,361)             -        (2,361)
    Advances from (repayments to) affiliates              (82,551)      12,541        70,010              -             -
                                                     -------------  -----------  ------------  -------------  ------------
        Net cash provided by (used in) financing
          activities                                     (100,832)      12,541        77,795              -       (10,496)
                                                     -------------  -----------  ------------  -------------  ------------

    Increase (decrease) in cash and cash equivalents           49        6,412       (29,374)             -       (22,913)
    Cash and cash equivalents at beginning of period          105           28        62,990              -        63,123
                                                     -------------  -----------  ------------  -------------  ------------
    Cash and cash equivalents at end of period         $      154    $   6,440    $   33,616     $        -    $   40,210
                                                     =============  ===========  ============  =============  ============