Form 20-F
period 2002-12-31
KERZNER INTERNATIONAL LTD
filed 2003-06-30
CIK 914444

As filed with the Securities and Exchange Commission on June 30, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

|_|   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X|   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR
|_|   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to _____

Commission file number 001-04226

KERZNER INTERNATIONAL LIMITED
(Exact name of Registrant as specified in its charter)

Commonwealth of The Bahamas
(Jurisdiction of incorporation or organization)

Executive Offices
Coral Towers
Paradise Island, The Bahamas
(242)363-6000
(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant of Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered
Ordinary Shares, $.001 par value per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.   None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares, net of treasury shares:   28,125,198

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

KERZNER INTERNATIONAL LIMITED

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report, “Kerzner,” “KZL” or “the Company” refers to Kerzner International Limited (formerly known as Sun International Hotels Limited), and the terms “we,” “us,” “our” and similar terms refer to Kerzner and any or all of its subsidiaries and joint ventures as the context requires.

Our fiscal year ends on December 31. Unless otherwise specified, all references in this Annual Report to our fiscal year refer to a twelve-month period ending December 31. For example, the year 2002 represents the fiscal year beginning on January 1, 2002 and ending on December 31, 2002.

The financial statements contained in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We have historically compiled our financial statements in U.S. dollars.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to financial condition, results of operations, business strategies, operating efficiencies or synergies, plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition, markets for Kerzner’s Ordinary Shares and other matters. Statements in this Annual Report that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Forward-looking statements, including, without limitation, those relating to our future business prospects, revenues and income, wherever they occur in this Annual Report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by forward-looking statements. You should consider forward-looking statements, therefore, in light of various important factors, including those set forth in this Annual Report. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), availability of financing, democratic or global economic conditions, pending litigation, the impact of actual or threatened terrorist activity or war on the economy in general and the travel and hotel industries in particular, acts of God, including hurricanes and other natural disasters (which may result in uninsured losses), changes in tax laws or the administration of such laws and changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions) and the risk factors discussed under the heading “Risk Factors” in this Annual Report and our other filings with the SEC.

Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. You will find these forward-looking statements at various places throughout this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

In compiling the information in this Annual Report, we have also used industry data and projections obtained from industry surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not independently verified this data or determined the reasonableness of such assumptions. We have also indicated where information has come from internal sources. Such information reflects our management’s best estimates based upon information obtained from our customers and from trade and business organizations and other contacts within the businesses in which we compete.

PART I

ITEM 1. .........IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. .........OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. .........KEY INFORMATION

(A) Selected Financial Data

The following table sets forth certain historical consolidated financial information of the Company for each of the five years ended December 31, 2002. The historical financial information as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, as set forth below, has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in this Annual Report. For all other periods, the historical financial information, as set forth below, has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, which are not included in this Annual Report. The information set forth below is not necessarily indicative of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. Amounts are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP.

(In thousands of U.S. dollars, except per share data)

                                                              For the Year Ended December 31,
                                       ------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS                     2002            2001            2000            1999            1998
OF OPERATIONS DATA:
                                            (a)             (b)              (c)             (d)             (e)
                                       -------------   -------------   --------------  --------------  --------------

Gross revenues                         $    595,908    $    555,819    $     936,474   $     789,207   $     591,670
Net revenues                                573,698         533,041          884,695         738,967         550,878
Income (loss) from operations                87,272          75,678          (74,844)       114,432          52,206
Net income (loss)                            40,154          31,656         (119,104)        69,822          57,746

Basic earnings (loss) per share:
    Income (loss) before
       extraordinary item              $       2.18    $       1.18    $       (3.86) $        2.09   $        1.74
    Extraordinary item, net                   (0.74)             -                -               -               -
                                       -------------   -------------   --------------  --------------  --------------
    Net income (loss) per share        $       1.44    $       1.18    $       (3.86) $        2.09   $        1.74
                                       =============   =============   ==============  ==============  ==============

Diluted earnings (loss) per share:
    Income (loss) before
        Extraordinary item             $       2.13    $       1.14    $       (3.86) $        2.05   $        1.70
    Extraordinary item, net                   (0.72)             -                -               -               -
                                       -------------   -------------   --------------  --------------  --------------
    Net income (loss) per share        $       1.41    $       1.14    $       (3.86) $        2.05   $        1.70
                                       =============   =============   ==============  ==============  ==============

CONSOLIDATED BALANCE                                                As of December 31,
SHEETS DATA:
                                       ------------------------------------------------------------------------------
                                            2002            2001            2000            1999            1998
                                       -------------   -------------   --------------  --------------  --------------

Total assets                           $  1,409,778    $  1,357,031    $   1,460,791   $   1,671,471   $   1,625,733
Long-term debt, net
    of current maturities                   497,756         518,231          668,908         578,033         565,752
Shareholders' equity                        733,313         678,403          641,827         899,831         850,621
Number of shares outstanding                 28,125          27,317           26,786          32,681          33,577

    (a)   The results of  operations  for the year ended  December 31, 2002 include an  extraordinary  loss on the early extinguishment  of  debt  of  $20.5  million  related  to the  redemption  and  repurchase  of  our 9%  Senior
          Subordinated Notes and our 8-5/8% Senior  Subordinated  Notes. In 2002 we also recognized a $14.5 million gain on the settlement of territorial  and other disputes with a major  shareholder.  In 2002 we also reversed $1.0 million of restructuring  costs related to the termination of certain employees  following September 11, 2001, due to the release of fewer  employees and the fact that these  amounts were settled for less than  originally planned.
    (b)   The results of  operations  for the year ended  December  31, 2001 include  pre-opening  costs of $6.9 million related to our Internet  gaming  operations  and the Ocean Club Golf Course.  In  addition,  we incurred  $5.7 million of restructuring  costs primarily  related to severance  payments made to employees  terminated due to lower occupancy levels at Atlantis subsequent to September 11, 2001.
    (c)   The results of operations  for the year ended 2000 include a $229.2  million  write-down of the carrying value of Resorts  Atlantic City and a related option to purchase certain real estate from us to their net realizable value.  Other items in 2000 included $11.2 million of purchase  termination  costs related to the cancellation of our agreement to acquire the Desert Inn Hotel  located in Las Vegas,  Nevada,  $7.0 million of  transaction costs incurred in connection  with our  self-tender  offer in June 2000 and the termination of the proposal by
          Sun International  Investments Limited ("SIIL") to acquire,  in a merger  transaction,  all of the outstanding
          Ordinary Shares that it did not already own and $7.6 million of pre-opening  costs related to the expansion of
          One&Only Ocean Club and the new Ocean Club Golf Course.
    (d)   The results of  operations  for the year ended  December  31, 1999 include  pre-opening  costs of $5.4 million related to a renovation completed at Resorts Atlantic City in July 1999.
    (e)   The results of  operations  for the year ended  December 31, 1998 include only two weeks of  operations of the
          Royal Towers on Paradise  Island  following its grand opening in  mid-December.  In connection  with the grand opening of the Royal  Towers our  results of  operations  for the year  ended 1998  include  $26.0  million in pre-opening costs.

(B) Capitalization and Indebtedness

Not applicable.

(C)     Reasons for the Offer and Use of Proceeds

Not applicable.

(D) Risk Factors

The resort and casino industries are highly competitive and increases in competition could adversely affect our financial performance.

The resort and casino industries are highly competitive. Our properties compete with other resorts, hotels and casinos, including land-based casinos, riverboat, dockside and cruise ship casinos and other forms of gaming, as well as other forms of entertainment. If other properties operate more successfully, if existing properties are enhanced or expanded, or if additional hotels or casinos are established in and around the markets where we conduct business, we may lose market share. In particular, the expansion, upgrading or construction of competing resort or casino properties in or near any market from which we attract or expect to attract a significant number of customers could have a significant adverse effect on our business, financial condition and results of operations.

A number of our competitors are larger and have greater financial and other resources than we do. In addition, a number of jurisdictions have legalized gaming and other jurisdictions are considering the legalization and/or expansion of gaming. This could open markets in which we currently compete to new entrants and could create new markets that may compete as tourist destinations. Our gaming operations compete, and will in the future compete, with all forms of existing legalized gaming and with new forms of gaming that may be legalized in the future. Our competitive position could be materially adversely affected by larger competing companies, new entrants, new markets and new forms of gaming, and our revenues could decline, harming our financial condition.

A further discussion of competition at our operations by geographic location is included in “Item 4. Information on the Company, (B) Business Overview—Competition.”

New projects and expansion and renovation efforts are inherently subject to significant development and construction risks.

We regularly evaluate potential development opportunities and engage in expansion, development and renovation projects at properties that we develop or operate, including expansions, developments and upgrades of our Paradise Island and other luxury resort properties. Each of these projects, including the recently announced Phase III Expansion discussed below in “Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments—Atlantis Phase III Expansion,” will be subject to the many risks in expanding or renovating an existing enterprise or developing new projects, including unanticipated design, construction, regulatory, environmental and operating problems, and the significant risks commonly associated with implementing an expansion strategy in new markets. In particular, any such projects are subject to the risks associated with the following:

•	the availability of financing and the terms and covenants in our revolving credit facility and other debt;
•	shortages in materials;
•	insufficient public infrastructure improvements or maintenance;
•	shortages of skilled labor or work stoppages;
•	unforeseen construction, scheduling, engineering, environmental or geological problems;
•	weather interference, floods, fires or other casualty losses;
•	the failure to obtain required licenses, permits or approvals;
•	regulatory or private litigation arising out of projects; and
•	unanticipated cost increases.

For example, many of our projects are subject to regulation at the national, state and local levels in their respective jurisdictions, which could adversely affect the progress of our projects. In order to proceed with projects, we may need to, among other things, notify authorities of our proposals or submit environmental statements. We could be sanctioned for any failure to follow any of these procedures, including fines or even temporary closure of our work sites. We cannot guarantee that we will be successful in obtaining required permits and approvals. Delays and compliance costs associated with our projects as a result of regulatory obstacles could have a material adverse effect on our business, financial condition or results of operations.

The anticipated costs and construction period for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with architects and contractors. The cost of any project may vary from initial expectations, and we, or the owners of the property, may have a limited amount of capital resources to fund cost overruns on any project. If cost overruns cannot be financed on a timely basis, the completion of one or more projects may be delayed until adequate funding is available. The completion dates of development projects could also differ significantly from expectations for construction-related or other reasons. We cannot ensure that any project will be completed, if at all, on time or within established budgets. Significant delays or cost overruns on projects could have a material adverse effect on our business, financial condition or results of operations.

Litigation may also impede or delay our ability to complete construction or expansion projects. We have on occasion been named as a defendant in lawsuits brought to delay, alter or enjoin projects in which we have been involved. If litigation is successfully brought against us as a result of our expansion or renovation projects around the world, it could have a material adverse effect on our business, financial condition or results of operations.

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

If we are unable to finance existing or future projects with cash flow from operations or borrowings, we will have to adopt one or more alternatives, such as reducing or delaying planned expansion, development and renovation projects and other capital expenditures, selling assets, restructuring indebtedness, obtaining equity financing or joint venture partners, or modifying our revolving credit facility. These sources of funds may not be sufficient to finance existing or future projects, and other financing may not be available on acceptable terms, in a timely manner or at all. In addition, our existing indebtedness contains certain restrictions on our ability to incur additional indebtedness. Effective January 1, 2003, the lenders have agreed that borrowings under our amended revolving credit facility will be based on a borrowing base calculation, such that we can draw the lesser of a borrowing base or the commitment amount. If we are unable to secure additional financing, we could be forced to limit or cancel expansion, development or renovation projects, which may adversely affect our business, financial condition and results of operations.

We are subject to extensive governmental gaming regulations, which may harm our business.

Our operation of gaming facilities is subject to extensive governmental regulations. Regulatory authorities typically require various registrations, licenses, findings of suitability and approvals to be held by operators of gaming facilities. The regulatory authorities in these jurisdictions generally have broad discretion in the granting, renewal, suspension and revocation of licenses and require that such registrations, licenses, findings and approvals be renewed or updated periodically. Our necessary key personnel and we are currently qualified to do business in all the jurisdictions in which we operate gaming facilities. We cannot assure you that any new or permanent licenses, permits or approvals that may be required by us, our key employees and our partners, if applicable, in the future will be granted or that our existing licenses, permits and approvals will be renewed or will not be suspended or revoked in the future. The failure to receive or renew licenses or the suspension or revocation of licenses could harm our reputation and result in a loss of revenue, which could materially adversely affect our financial condition and results of operations.

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

Our business is seasonal and severe weather conditions can adversely affect our business, results of operations or financial condition, or further increase our insurance premiums and deductibles.

Historically, our revenues and operating profits in The Bahamas have been higher during the first quarter, the prime tourist season, than in successive quarters. Higher revenues and earnings are typically realized from the Mauritius properties during the fourth quarter of the year and from Mohegan Sun during the second and third quarters of the year. If any of these properties were unable to accommodate guests during such periods for any reason, including disruptions caused by weather, our revenues and profits could be adversely affected.

The Bahamas and Mauritius are subject to tropical weather and storms, which, if severe, could adversely affect our operations and tourism. Similarly, inclement weather can adversely affect the revenues that we derive from Mohegan Sun, as the principal means of transportation to this property is by automobile or bus. In September 1999, Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating, passed within 60 miles of Paradise Island. Our Paradise Island properties suffered approximately $45.0 million of property damage that took three months to repair. This property damage was covered by our insurance policies in place at that time. In November 2001, Hurricane Michelle impacted our Paradise Island properties. Although minimal disruption in our operations was caused by the storm, our properties (other than Harborside at Atlantis (“Harborside”), which was closed from August 2002 through December 2002 due to water damage resulting primarily from Hurricane Michelle - see “Item 4. Information on the Company, (B) Business Overview”) suffered approximately $28.3 million in damage that was substantially covered by our insurance policies. The approximate $28.3 million in property damage at our Paradise Island properties excludes our $6.9 million share of construction remediation costs at Harborside. This loss has not been reduced by any potential insurance recovery, but Harborside has filed a claim with its insurers, which is presently under negotiations. Should Harborside receive a related insurance recovery in the future, we would partially offset this loss.

We cannot assure you that our business and, consequently, our results of operations or financial condition, will not be adversely affected by severe weather conditions in the future, which could cause significant damage and suspension in service provided to our patrons, further increases in our insurance premiums and per occurrence deductibles or cancellations of, or decreases in, our coverage, and harm to our business.

Work stoppages and other labor disputes could harm our financial condition and results of operations.

In The Bahamas, a union represents approximately 3,600 of our approximately 5,800 employees. We participate in an employer association whose existing contract with the union expired on January 7, 2003. A new contract is being negotiated with the union, and a failure to agree upon new terms of this agreement could result in labor disputes or work stoppages at our Paradise Island properties. Labor relations in The Bahamas have been unstable at times over the last few years and there have been occasional work stoppages. As the country’s largest private employer, we are sometimes the target of labor disputes. Any protracted labor disputes or work stoppages affecting any of the properties that we own or operate could reduce our revenues. In addition, many of the public sector industries in The Bahamas, such as electricity, telecommunication and airport facilities, are unionized. The Bahamian government’s labor relations with these unions have been unstable at times and there have been work stoppages on occasion that have been disruptive to our business.

Lack of sufficient air service could adversely affect our revenues and profits.

Most patrons of our Paradise Island and our One&Only and other hotel operations arrive by air. Although we consider the current level of air service to our properties in The Bahamas, Mauritius, Mexico, Dubai and the Maldives to be adequate, any interruption or reduction of air service to any such locations could restrict the growth of our businesses, negatively affect our competitive position and adversely affect our revenues and profits.

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

On July 3, 2001, we announced the restructuring of our majority shareholder, Sun International Investments Limited (“SIIL”), which was beneficially owned by World Leisure Group Limited (“WLG”), Caledonia Investments PLC (“Caledonia”) and Kersaf Investments Limited (“Kersaf”). As a result of certain proxy arrangements granted in the restructuring, WLG and Caledonia currently have the right to vote approximately 20.6% and 24.7%, respectively, of our issued and outstanding Ordinary Shares. In addition, Cement Merchants SA (“CMS”) and Baron Capital Group, Inc. (“Baron”) currently beneficially own approximately 13.5% and 20.5%, respectively, of our issued and outstanding Ordinary Shares. See “Item 7. Major Shareholders and Related Party Transactions, (A) Major Shareholders” for more information as to how the foregoing ownership percentages were determined.

If any combination of these principal shareholders act together they may be able to effectively control the outcome of substantially all matters requiring shareholder approval, including the election of our directors, thereby controlling our management, policies and business operations. For example, WLG, Caledonia, CMS and Baron, or combinations thereof, could combine to use this voting power to block our ability to obtain certain types of financing for development plans, renovations or expansions, which could materially adversely affect our ability to develop our business and pursue our strategies. See “Item 7. Major Shareholders and Related Party Transactions, (A) Major Shareholders.”

You may have difficulty enforcing judgments against us or our directors or management outside the U.S.

Kerzner is a Bahamian international business company incorporated under the laws of the Commonwealth of The Bahamas. Certain of our directors and executive officers reside outside the U.S. In addition, a substantial portion of the assets of our directors and officers and of our assets are located outside the U.S. As a result, it may be difficult or impossible to:

o effect service of process within the U.S. upon us or these persons; or o enforce, against us or these persons, in the U.S., court judgments obtained in the U.S. courts, including judgments relating to U.S. federal securities laws.

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

We may have difficulty enforcing gaming debts in certain foreign jurisdictions or in certain jurisdictions within the U.S., which could negatively affect our operating results.

Gaming debts may not be legally enforced in certain foreign jurisdictions or in certain jurisdictions within the U.S. A substantial portion of the customers at Atlantis reside in the U.S. As a result, we may be unable to collect gaming debts from our patrons who reside in such jurisdictions, which could negatively affect our operating results.

Reassessments of and changes to our business plans could hinder our development and result in charges or fees that could harm our financial condition and results of operations.

We are regularly reviewing our development plans in light of a variety of factors, including the availability of financing, regulatory and political considerations, competition and other business and strategic concerns. As a result of such assessments, our management may choose to change such plans, which could result in failure to expand and could also cause us to incur fees or charges. We cannot assure you that we will carry forward and complete any proposed business plans.

Energy price increases may adversely affect our cost of operations and our revenues.

Our destination casino resorts use significant amounts of electricity, natural gas and other forms of energy. Although we have not experienced shortages of energy, substantial increases in the cost of electricity or natural gas may negatively affect our operating results. The extent of any impact is subject to the magnitude and duration of the energy price increases and could be material. In addition, energy price increases in locations that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a decrease in visitation and spending at our properties, which could negatively impact revenues.

Our insurance premiums and deductibles have increased.

Due to changes in the insurance market arising prior to the September 11, 2001 terrorist attacks and the effects of such attacks, it has become more difficult and more expensive to obtain insurance. We may encounter difficulty in obtaining or renewing property or casualty insurance on our properties primarily due to the fact that we have a concentration of assets in one market which is subject to the potential negative impact of hurricanes. In addition, such insurance may be more limited and may not cover catastrophic risks or terrorist acts at current levels or at all. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable. In addition to the “all risks” coverage described below, we have insured Atlantis for up to $300.0 million per occurrence (and in an annual aggregate amount) from damages directly resulting from certain terrorist acts to cover property damage and related business interruption losses. If any such event were to affect all or part of one or more of our properties, it is possible that we would suffer a substantial loss beyond what is covered by our insurance policies.

In 2002, with regard to our Paradise Island property insurance, our “all risk” premiums increased from approximately $4.6 million in the 2001 Policy Year (June 1, 2001 through May 31, 2002) to a total of approximately $14.1 million in the 2002 Policy Year (June 1, 2002 through May 31, 2003) and our deductibles also increased from $4.0 million per occurrence in 2001 to $15.0 million per occurrence with an annual aggregate deductible of $30.0 million. In 2003, our premiums for Paradise Island property insurance have decreased to $13.6 million for the 2003 Policy Year (June 1, 2003 through May 31, 2004) with the deductibles remaining the same as the 2002 Policy Year. Our total insurance expense in 2003 will be approximately $5.0 million greater than in 2002 because insurance costs incurred during the first half of 2002 reflected premium rates negotiated prior to the post-September 11, 2001 increases and other types of insurance have increased including terrorism and general liability. The amount of our “all risk” property and business interruption insurance (inclusive of our per occurrence deductible) in the 2003 Policy Year commencing June 1, 2003 is $175.0 million, as compared to $150.0 million in the 2002 Policy Year and $1.0 billion in the 2001 Policy Year. In addition, our “all risk” insurance policies now exclude from coverage certain losses and damages that were covered under our prior insurance policies. If we are forced to reduce, or prevented from obtaining or renewing, insurance coverage with respect to the occurrence of certain casualties, we could be exposed to heavy losses in the event that severe damage results from any such occurrence.

Acts of terrorism and war.

The terrorist attacks of September 11, 2001 had a significant impact on the travel and tourism industries in which we operate. The significant reduction in both business and leisure air travel following that date significantly reduced visitation to all our properties, including our Paradise Island properties, during the fourth quarter of 2001 and early 2002, resulting in a significant decline in our operating results during those periods.

On March 19, 2003, the U.S. and coalition forces commenced a war with Iraq. Although the official combat in the war with Iraq ceased in May 2003, the U.S. and coalition forces still maintain a presence in Iraq and terrorist activities still remain a threat. These events, the potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties, which could adversely affect our business and results of operations. Future acts of terror in the U.S. or in other countries or an outbreak of hostilities involving the U.S. or other jurisdictions may again reduce our guests’ willingness to travel, which could have a negative impact on our future operating results.

Deterioration in general economic and market conditions could adversely affect our business.

Our business is affected by general economic and market conditions, particularly in the U.S. and Europe. A large portion of our business at Atlantis is generated by group convention sales and individual tour and travel. A recession or economic slowdown could cause a reduction in group sales bookings or the willingness or ability of tourists to book vacations at Atlantis, which could adversely affect our operating results.

Trading Cove Associates, a partnership in which we have a 50% interest, recently restated certain historical financial statements, and these restatements could have an impact on us.

On May 21, 2003, Kerzner and Waterford Gaming, L.L.C. (“Waterford”), the 50% general partners of TCA, announced changes in TCA’s accounting related to the timing of recognition of certain liabilities owed to Kerzner and Waterford and their affiliates. The changes are described in the Form 6-K filed by Kerzner on May 21, 2003 (the “Kerzner Form 6-K”), and resulted in the restatement by TCA and Waterford of historically reported financial results. Waterford’s restated financials are included in Form 10-K/A and Form 10-Q/A filed on June 5, 2003.

As stated in the Kerzner Form 6-K, based on its analysis to date of currently available information, the Company has determined that the restatement of TCA’s financial statements will not have a material impact on the Company’s financial statements for any prior year or in the aggregate and, accordingly, the Company does not anticipate restating any of its historical financial statements. However we intend to restate the 2000, 2001 and 2002 financial results of our wholly-owned subsidiary, KINA, as TCA represents a significant portion of the income of this subsidiary. See “Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments—TCA Restatement.” Although we currently do not anticipate restating any of the Company’s historical financial statements, such restatements could be required should there be new information or developments arising out of the KINA restatement or otherwise, and in such a scenario our ability to access the capital markets may be affected.

We currently anticipate that the KINA restatements for 2000, 2001 and 2002 will be completed during the third quarter. Our current independent auditors, Deloitte & Touche LLP, were appointed in 2002 to replace our prior independent auditors, Arthur Andersen LLP, and have not audited any period prior to 2002. Accordingly, the re-audits of prior years could be particularly time consuming and result in our considering accounting matters not directly related to TCA.

Our former use of Arthur Andersen LLP as our independent auditor may pose risks to us and will limit our investors’ ability to seek potential recoveries from them related to their work.

On June 15, 2002, Arthur Andersen LLP (“Andersen”), our former independent auditor, was convicted on a federal obstruction of justice charge. Some investors, including institutional investors, may choose not to invest in or hold securities of a company whose financial statements were audited by Andersen. On June 24, 2002, we appointed Deloitte & Touche LLP to succeed Arthur Andersen LLP as our independent auditors.

Certain of our audited consolidated financial statements that are included in this Annual Report were audited by Andersen. Andersen has not consented to the inclusion of its audit report for such periods in this Annual Report. Certain of our audited consolidated financial statements that were audited by Andersen may in the future be required to be included in filings that we make with the SEC in order to access the capital markets or to ensure our compliance with SEC rules and regulations. The SEC has provided certain regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement of filing a consent of Andersen in certain circumstances. Notwithstanding the SEC’s regulatory relief, the inability of Andersen to provide its consent to inclusion or incorporation by reference of its audit reports in our SEC filings, and its failure to be able to provide us with certain assurance services, such as comfort letters customarily issued to underwriters of our securities offerings, could negatively affect our ability to access the capital markets in the future. Also, an investor’s ability to seek potential recoveries from Andersen related to any claims that an investor may assert as a result of the work performed by Andersen may be limited significantly by the lack of such consent and the diminished amount of assets of Andersen that are or may be available to satisfy any such claims.

ITEM 4. .........INFORMATION ON THE COMPANY

(A) History and Development of the Company

Kerzner was incorporated in The Bahamas in 1993 under the name “Sun International Hotels Limited,” and is an international business company under the International Business Companies Act, 2000 of the Commonwealth of The Bahamas. The Company is registered under number 46,600B at the Companies Registry of The Bahamas. Our executive offices are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas, and the telephone number is 242-363-3000. Our agent for service of process in the U.S. is Corporation Services Company, 1013 Centre Road, Wilmington, Delaware 19805. On March 1, 1996, we listed our Ordinary Shares for trading on The New York Stock Exchange (“NYSE”), and such shares trade under the symbol “KZL.” On July 1, 2002, we changed our name to Kerzner International Limited. The name change was implemented in accordance with agreements related to the restructuring of our former major shareholder, SIIL, which was announced in July 2001. See “Item 7. Major Shareholder and Related Party Transactions.” There was no change in our management or worldwide operations as a result of the name change.

The Company was established in order to acquire the Paradise Island Resort and Casino and related operations from Resorts International, Inc. The acquisition was completed in May 1994.

In June 1994, we established Kerzner Investments Connecticut, Inc., formerly known as Sun Cove Limited (“Kerzner Connecticut”). Kerzner Connecticut has a 50% interest in, and is a managing partner of, Trading Cove Associates (“TCA”), a Connecticut general partnership. In September 1995, TCA entered into a Gaming Facility and Construction Agreement with the Mohegan Tribal Gaming Authority (“MTGA”), an instrumentality of the Mohegan Tribe of Indians of Connecticut (the “Mohegan Tribe”) pursuant to which TCA assisted the Mohegan Tribe with the design, development and financing of the Mohegan Sun resort and entertainment complex situated in the town of Uncasville, Connecticut (“Mohegan Sun”). In addition, in August 1995, TCA entered into a gaming management agreement (the “Management Agreement”) with the Mohegan Tribe pursuant to which TCA provided certain management, marketing and administrative services to the Mohegan Tribe upon the opening of Mohegan Sun in October 1996. In February 1998, TCA and the Mohegan Tribe entered into an agreement (the “Relinquishment Agreement”) pursuant to which the Management Agreement was terminated effective January 1, 2000 and the Mohegan Tribe assumed full management responsibility for Mohegan Sun. In addition to the Relinquishment Agreement, in February 1998 the Mohegan Tribe appointed TCA to develop its $1.0 billion expansion of Mohegan Sun. See below “(B) Business Overview-The Properties-Mohegan Sun” for a further description of the Relinquishment Agreement, the $1.0 billion expansion and “Recent Developments-TCA Restatement” for additional information relating to TCA.

In December 1996, we acquired Sun International North America, Inc. (formerly Griffin Gaming & Entertainment, Inc.), which is now known as Kerzner International North America, Inc. (“KINA”). KINA is a holding company, which, through an indirect wholly owned subsidiary, owned and operated a 644-room casino hotel property in Atlantic City, New Jersey (“Resorts Atlantic City”).

On April 25, 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC (“Colony”) for a purchase price of approximately $144.0 million, including accrued interest (the “Resorts Atlantic City Sale”). The proceeds received from Colony consisted of approximately $127.0 million in cash and an unsecured $17.5 million note which was paid in full in March 2002. The net cash proceeds received from this transaction were used to reduce the amount of borrowings outstanding on our revolving credit facility.

Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the “Atlantic City Option”) to acquire certain undeveloped real estate which we own, adjacent to Resorts Atlantic City, for a purchase price of $40.0 million, which option can be extended by Colony for two additional one-year periods upon notice to us prior to the expiration of the then-current option period and payment to us of a $2.5 million extension payment for each renewal period. We and Colony have agreed to extend the current option period through July 3, 2003. Effective April 25, 2001, Colony leases from us certain of the property included in the Atlantic City Option for $100,000 per month. If Colony does not exercise the Atlantic City Option, upon its expiration, the land lease will continue on a month-to-month basis. At that time the lease can be terminated by either Colony or us with thirty days notice, subject to certain conditions.

In 1999, we formed a joint venture with Starwood Vacation Ownership, Inc. (“SVO”) (formerly Vistana, Inc.) a subsidiary of Starwood Hotels and Resorts Worldwide, Inc. (“Starwood”), to develop Harborside at Atlantis (“Harborside”), a time-share project on Paradise Island. We and SVO each hold a 50% interest in Harborside. As part of the joint venture, we contributed land and SVO contributed cash based on the number of timeshare units to be developed.

In January 2000, we received a proposal from SIIL, at that time the majority shareholder of Kerzner, to acquire in a merger transaction all of our Ordinary Shares not already owned by SIIL or its shareholders for $24 per share in cash. To consider the proposal, we formed a committee of independent members of the Board of Directors (the “Special Committee”), which retained its own financial and legal advisers. The proposed transaction was subject to various conditions, including approval by the Special Committee. On June 16, 2000, we announced that SIIL was not able to negotiate a mutually satisfactory transaction with the Special Committee and that SIIL advised us that its proposal had been withdrawn.

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

In August 2000, we established SunOnline Limited, now known as Kerzner Interactive Limited, our Internet gaming subsidiary. In September 2001, we received a license to operate in the Isle of Man and commenced live gaming operations in January 2002. The Company discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003. See below “(B) Business Overview—Internet Gaming” for more information.

On July 3, 2001, we announced the restructuring of our former majority shareholder, SIIL. In connection with this restructuring, among other things, the shareholders agreement governing SIIL was terminated and SIIL was dissolved. In November 2002 we reached a further settlement with Kersaf related to the restructuring agreement and certain other matters. See “Item 7. Major Shareholders and Related Party Transactions.”

Effective August 2001, we acquired a 25% interest in the Kanuhura Sun Resort & Spa Limited (“One&Only Kanuhura”) for approximately $3.8 million. As of December 31, 2002, we had provided debt financing to One&Only Kanuhura of $4.5 million, excluding accrued interest. One&Only Kanuhura is a 100-room luxury resort located on Kanuhura Island in the Maldives, which is located approximately 600 miles southwest of the southern tip of India. Our management contract with One&Only Kanuhura expires in 2026. Our recent agreement with Sun Resorts Limited (see below) also included the sale of 20% of our debt and equity interests in One&Only Kanuhura to Sun Resorts Limited. As of January 1, 2003, the effective date of the sale, we have a 20% equity interest in One&Only Kanuhura.

On June 26, 2002, we entered into management and development agreements for a 100-room luxury resort in the Maldives that we expect to open at the end of 2004. This new five-star resort will occupy the site where a small resort, Reethi Rah, was located. The management and development agreements related to this property are co-terminus with the owner’s lease, which expires in 2020. As part of this development, we have committed to provide certain financing arrangements to the current owner of Reethi Rah in an aggregate principal amount of up to $47.0 million to ensure completion of the new resort and provide for working capital on a standby basis.

On July 1, 2002, we changed our corporate name from Sun International Hotels Limited to Kerzner International Limited and our stock, which was trading on the New York Stock Exchange under the symbol “SIH,” was listed under the new ticker symbol “KZL.” The name change was implemented in accordance with agreements related to the restructuring to SIIL. There was no change in our management or worldwide operations as a result of the name change.

On September 12, 2002, we purchased a 50% ownership interest in the 115-room Palmilla Resort (“One&Only Palmilla Resort”), a deluxe five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.8 million, including transaction costs. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022. The acquisition was funded through a combination of cash on hand and drawings under our revolving credit facility. Beginning in April 2003, One&Only Palmilla Resort commenced an approximate $80.0 million expansion project that will increase the room count to 172 rooms and significantly upgrade the amenities and public areas offered by the resort. The expansion is expected to be completed by early 2004 (subject to obtaining all necessary local permits and approvals) and will be financed by One&Only Palmilla Resort through local project financing, which is supported by a $38.0 million guarantee from Kerzner.

In December 2002, we began to operate and market certain of our luxury resort hotels under the “One&Only” brand in connection with our corporate name change. One&Only emphasizes the uniqueness of each of the respective properties in the luxury resort market. We are now marketing five of our properties under our One&Only brand.

We currently have a 20.4% ownership interest in Sun Resorts Limited (“SRL”) a publicly traded company on the Mauritian Stock Exchange, which owns One&Only Le Saint Géran, One&Only Le Touessrok, Sugar Beach Resort, La Pirogue Hotel & Casino and Le Coco Beach Hotel, which are all located in Mauritius. As part of this agreement, we extended the existing management agreement for them from 2008 to 2023 through the use of a newly-formed management company. Effective January 1, 2003, SRL owns 20% of this new management company, known as One&Only (Indian Ocean) Management Limited, and we own the remaining 80%. Subject to certain conditions, SRL’s ownership interest will increase incrementally through 2009, at which time it will own 50% of this new company. The purpose of the new company is to be a joint venture growth vehicle for expansion in the islands of the Indian Ocean.

Reorganization of Capital Structure

Issuances of 8-7/8% Senior Subordinated Notes

In August 2001, Kerzner along with KINA (together, the “Companies”) issued $200.0 million principal amount of 8-7/8% senior subordinated notes due 2011 (the “8-7/8% Senior Subordinated Notes”), which, after costs, resulted in net proceeds of approximately $194.0 million. All of the proceeds received from the issuance of the 8-7/8% Senior Subordinated Notes were advanced to Kerzner International Bahamas Limited (“KIB”) to repay amounts outstanding under the Revolving Credit Facility.

In May 2002, the Companies issued an additional $200.0 million of 8-7/8% Senior Subordinated Notes and used the proceeds to repay the Companies’ outstanding 9% Senior Subordinated Notes pursuant to the Tender Offer, Consent Solicitation and Redemption of such notes described below.

The 8-7/8% Senior Subordinated Notes, which are unsecured obligations, are unconditionally guaranteed by substantially all of the wholly-owned subsidiaries of Kerzner and KINA. Interest on the 8-7/8% Senior Subordinated Notes is payable semi-annually and commenced on February 15, 2002. The indenture for the 8-7/8% Senior Subordinated Notes contains various restrictive covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (a) incur additional indebtedness, (b) incur certain liens, (c) engage in certain transactions with affiliates and (d) pay dividends and make certain other payments. We believe we are in compliance with all such covenants as of December 31, 2002. All of our outstanding 8-7/8% Senior Subordinated Notes are all subordinated to the Fourth Amended and Restated Revolving Credit Facility (the “Amended Revolving Credit Facility”).

Derivative Financial Instruments

In August and December 2001, we entered into fixed-to-variable rate interest rate swap agreements (the “Swap Agreements”) designated as fair value hedges of $200 million principal amount of our 8-7/8% Senior Subordinated Notes. The Swap Agreements have rates of 6-month LIBOR plus 291 to 302 basis points.

Amended Revolving Credit Facility

On November 13, 2001, Kerzner, KINA and KIB, as co-borrowers, entered into the Amended Revolving Credit Facility with a syndicate of banks (the “Lenders”), with Canadian Imperial Bank of Commerce (“CIBC”) acting as administrative agent. The borrowings then outstanding under the previous Revolving Credit Facility, all of which were reflected on the balance sheet of KIB, were paid in full. Under the Amended Revolving Credit Facility, the maximum amount of borrowings that may be outstanding is $300.0 million, subject to the borrowing base discussed below and certain other conditions. The Lenders have agreed that up to an additional $50.0 million of borrowings may be available under the facility if we are able to arrange additional commitments in that amount. Effective January 1, 2003, the lenders have agreed that borrowings under our amended revolving credit facility will be based on a borrowing base calculation, such that we can draw the lesser of a borrowing base or the commitment amount. See “Item 10. Additional Information, (C) Material Contracts-Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility” for a description of the borrowing base. Under the borrowing base calculation as of March 31, 2003, our borrowing limit would have been $300.0 million, as the anticipated borrowing base calculation exceeded the commitment amount.

Loans under the Amended Revolving Credit Facility bear interest at (i) the higher of (a) CIBC’s base rate or (b) the Federal Funds rate plus one-half of one percent, in either case plus an additional 0.25% to 1.75% based on a debt to EBITDA ratio during the period, as defined (the “Leverage Ratio”) or (ii) the London Interbank Offered Rate (“LIBOR”) rate plus 1.25% to 2.75% based on the Leverage Ratio. For loans based on the LIBOR rate, interest is payable on the last day of each applicable interest period, or the date of any payment or prepayment of such loans. For loans based on the Alternate Base Rate (as defined), interest is payable quarterly. At December 31, 2002, the weighted average interest rate on amounts outstanding under the Amended Revolving Credit Facility was 3.40%. Loans under the Amended Revolving Credit Facility may be prepaid and re-borrowed at any time and are due in full in November 2006. Commitment fees are calculated at per annum rates ranging from 0.25% to 0.50% based on the Leverage Ratio, applied to the undrawn amount of the Amended Revolving Credit Facility and are payable quarterly.

The Amended Revolving Credit Facility contains restrictive covenants that Kerzner must comply with, which among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business. As of December 31, 2002, Kerzner believes that it is in compliance with all of such covenants.

The amount of borrowings outstanding as of December 31, 2002 on the Amended Revolving Credit Facility was $72.0 million, all of which was drawn by KIB and is reflected on KIB’s balance sheet. This amount is unconditionally guaranteed by all significant subsidiaries that are a party to the Amended Revolving Credit Facility.

Tender Offer, Consent Solicitation and Redemption

On May 8, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 9% Senior Subordinated Notes. In conjunction with the tender offer, we solicited consents to proposed amendments to the indenture governing the 9% Senior Subordinated Notes. The tender offer expired on June 5, 2002. At the expiration, a total of $177.5 million of the outstanding $200.0 million aggregate principal amount of the notes were tendered and accepted for purchase in the tender offer. On June 21, 2002, we redeemed, in accordance with the terms of the indenture governing the notes, all of the 9% Senior Subordinated Notes that remained outstanding at the time, at the applicable redemption price of $1,045 per $1,000 of principal amount thereof, plus interest accrued to the redemption date. We used the net proceeds from the issuance of $200.0 million of our 8-7/8% Senior Subordinated Notes on May 20, 2002, to retire our outstanding 9% Senior Subordinated Notes pursuant to the tender offer and redemption.

Shelf Registration

In May 2002, Kerzner and KINA filed a universal shelf registration statement on Form F-3 (the “Universal Shelf”) with the SEC relating to the sale of up to $500.0 million in securities. The Universal Shelf allows us the flexibility as to the type of security we could choose to sell in the future, including various types of debt securities, Ordinary Shares, preference shares and warrants, and replaces the 1997 Shelf Registration. We may also utilize the Universal Shelf to register secondary sales of Ordinary Shares by selling shareholders. In connection with a settlement agreement with Kersaf, a major shareholder of Kerzner, on December 18, 2002, an indirect subsidiary of Kersaf sold 2.3 million Ordinary Shares of Kerzner (“Kersaf Offering”) in a registered public offering, using securities registered under the Universal Shelf. Securities registered under the Universal Shelf may be offered from time to time directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.

Redemption of 8-5/8% Senior Subordinated Notes

On November 27, 2002, we called for the redemption of the entire outstanding principal amount of our 8-5/8% Senior Subordinated Notes due 2007 pursuant to the terms of the indenture governing these Notes. We purchased $25.8 million of the 8-5/8% Senior Subordinated Notes through transactions on the open market. On December 27, 2002, we redeemed the remaining $74.2 million aggregate principal amount outstanding at the redemption price of 104.313%, or $1,043.13 for each $1,000.00 of principal amount outstanding, plus accrued interest.

Kersaf Offering

On December 18, 2002, Royale Resorts International Limited, an indirect subsidiary of Kersaf, completed the Kersaf Offering. We received approximately $32.1 million of the proceeds from the sale of these Ordinary Shares pursuant to the terms of the settlement agreement entered into by Kerzner, Kersaf and certain of its affiliates and certain other parties. See “Item 7. Major Shareholders and Related Party Transactions, (B) Related Party Transactions—Global Settlement.”

Recent Developments

Northampton, England Gaming License

On April 9, 2003 we announced that we had agreed to acquire from London Clubs International (“LCI”) for $2.0 million a gaming license, including property located in the town center of Northampton, England. The transfer of the license is subject to the approval by the British Gaming Board and the Northampton Borough Council. We are in the process of seeking those approvals and intend to develop a new 30,000 square foot gaming facility. See “Item 5. Operating and Financial Review and Prospects, (D) Trend Information” for more information regarding LCI.

TCA Restatement

On May 21, 2003, Kerzner and Waterford Gaming, L.L.C. (“Waterford”), the 50% general partners of TCA, announced changes in TCA’s accounting related to the timing of recognition of certain liabilities owed to Kerzner and Waterford and their affiliates. The changes are described in the Form 10-K/A and the Form 10-Q/A filed by Waterford on June 5, 2003, and resulted in the restatement by TCA and Waterford of historically reported financial results. As disclosed in our Form 6-K dated May 21, 2003, and Waterford’s filings dated June 5, 2003, the primary effect of the restatement to TCA’s financial results is to change the timing of the recognition of certain liabilities owed to its partners, Kerzner and Waterford, and their affiliates and not to change the aggregate amounts of such liabilities or the amounts actually paid to its partners and their affiliates.

Based on our analysis to date of currently available information, we have determined that the restatement of TCA’s financial statements will not have a material impact on our financial statements for any prior year or in the aggregate and, accordingly, we do not anticipate restating any of our historical financial statements. However, our wholly-owned subsidiary, KINA, will restate certain of its historically reported financial results, as TCA represents a significant portion of the income of this subsidiary. See “Item 3. Key Information, (D) Risk Factors—Trading Cove Associates, a partnership in which we have a 50% interest, recently restated certain historical financial statements, and these restatements could have an impact on us.”

Atlantis Phase III Expansion

On May 27, 2003 we announced that we had entered into an agreement with the Bahamian Government with respect to the “Phase III” expansion on Paradise Island. Our new Heads of Agreement with the Bahamian Government relates to the following projects, which collectively constitute the “Phase III Expansion”:

o        a new hotel with a minimum  of 1,000  rooms to be  located  on the site of the  former  Pirates'  Cove and
         Paradise  Paradise hotel sites and expand  existing  convention  facilities by at least 50,000 square feet
         (the "New Hotel and Facilities");

o        three luxury villas at One&Only Ocean Club (the "Ocean Club Villas");

o        four new  restaurants  and additional  retail space on a seven-acre  site adjacent to the Atlantis  Marina
         (the "Marina Village");

o        expansion of the  water-based  attractions of Atlantis,  including a proposed new dolphin swim  attraction
         (the "Expanded Attractions");

o        the  construction  and  initial  equipping  of a fire and  ambulance  station  on land  owned by us, to be operated  and  maintained  by the Bahamian  Government  under a long-term  lease (the "Fire and  Ambulance
         Station");

o        the right to develop,  upon environmental  approval, a new 18-hole golf course on Athol Island, which lies just east of Paradise  Island,  in partnership  with an agency to be nominated by the Bahamian  Government
         (the "Athol Golf Course");

o        expansion of the existing  water  production  and  treatment  plant and any other  private  infrastructure upgrades or  expansions  necessary to  accommodate  the other  elements of Phase III (the  "Utilities  and
         Infrastructure Expansion"); and

o        an expansion of Harborside by the addition of approximately 120 two-bedroom units on adjacent land ("Harborside Phase II").

The Phase III Expansion is divided into two parts. Phase III-A, as to which the Company is committed to commence initial construction on certain aspects by December 31, 2003, is comprised of the Ocean Club Villas, Marina Village, the Fire and Ambulance Station and Harborside Phase II. Phase III-B, as to which the Company has the option to commence initial construction by December 31, 2004 or determine not to proceed with this part of the expansion, is comprised of the New Hotel and Facilities, the Athol Golf Course, the Expanded Attractions and the Utilities and Infrastructure Expansion. The Company is permitted to move any elements of the expansion from Phase III-B to Phase III-A at its discretion, without prejudice to any eventual decision not to proceed with the remaining elements of Phase III-B.

The Company intends to commence construction of Marina Village and Ocean Club Villas by the end of 2003, with an expected completion by the end of 2004. Harborside Phase II is expected to commence by early 2004 and is expected to be completed by 2005 and is still subject to approval by the board of directors of Starwood. These projects are expected to cost approximately $100 million. If we elect to proceed with Phase III-B, construction of Phase III-B, which constitutes the largest portion of the Phase III Expansion and includes the New Hotel and Facilities, the Athol Golf Course, the Expanded Attractions and the Utilities and Instrastructure Expansion, is expected to commence in late 2004 and be completed by Christmas 2006. Phase III-B is expected to cost approximately $500 million.

A complete description of the Heads of Agreement can be found in “Item 4. Information on the Company, (B) Business Overview—Certain Matters Affecting Our Bahamian Operations—Heads of Agreement.”

New Havana Project

We are currently finalizing discussions to manage Hotel Saratoga, a 100-room hotel currently under renovation in Havana, Cuba, which we expect will open during the first quarter of 2004. Pursuant to a non-binding memorandum of understanding, we would assist in the design and renovation of the hotel. In addition, we would manage the completed hotel for a term of 15 years and we would have the option for two five-year extensions.  The memorandum of understanding currently contemplates our providing to the owners of Hotel Saratoga loans or other credit support of up to $10.5 million. This transaction is subject to a number of conditions, including the execution of definitive documentation and obtaining governmental concessions and approvals, and may not be completed. If we do reach final agreement, the final terms of each transaction may materially differ from the descriptions provided herein.

(B) Business Overview

We are the developer, owner and operator of Atlantis, Paradise Island, a 2,317-room island destination resort complex in The Bahamas, and a leading developer and operator of luxury resort hotels and gaming entertainment properties worldwide. Atlantis, our flagship property, is a premier destination resort property.

Our gaming business is focused on owning, developing or managing casino properties in attractive markets where we can capitalize on our development and operating expertise. We developed Mohegan Sun in Uncasville, Connecticut, which is currently operated by and owned by MTGA. Following the completion of a major expansion in June 2002, Mohegan Sun is among the largest and most profitable casinos in the world.

Our luxury resort hotel business consists of a collection of premier properties that primarily operate in the five-star, deluxe end of the resort market in The Bahamas, Mauritius, Dubai, the Maldives and Mexico under the One&Only brand.

The Properties

Atlantis, Paradise Island

Our flagship property is Atlantis, a 2,317-room ocean-themed resort and casino located on Paradise Island, The Bahamas. Since acquiring the property in 1994, we have invested approximately $1.0 billion to create a unique destination casino resort that caters to multiple segments of the resort and casino gaming markets. The property features a 100,000 square foot entertainment complex that includes the largest casino in the Caribbean market, an 88,000 square-foot convention facility and 30,000 square feet of retail space. Atlantis celebrates the wonders of the sea and is inspired by the myth of the lost continent of Atlantis. The ocean-themed environment of Atlantis includes:

    o    three interconnected hotel towers, the Beach, Coral and Royal Towers, built around a 7-acre lagoon;

    o    a 34-acre  waterscape  which features the world's  largest open air marine  habitat,  showcasing  over 200 species of marine life, waterfalls, lagoons and adventure walks;

    o    "The Dig," an area through  which  visitors can walk  surrounded by sharks,  numerous  species of tropical fish, sea turtles, stingrays and other marine life;

    o    several  thrill  waterslides,  including the Mayan Temple slide,  which propels  guests through an acrylic tube in a shark-infested tank;

    o    the largest casino in the Caribbean market;

    o    a 63-slip,  full-service  Marina at  Atlantis,  which  enjoys  some of the  highest  docking  rates in the
         Caribbean market and can accommodate yachts up to 200 feet in length; and

    o    Harborside  at Atlantis,  a timeshare  project  located  adjacent to Atlantis,  developed  through a joint venture with a subsidiary of Starwood.

We acquired the property in May 1994 for $125.0 million and redeveloped the property into an ocean-themed destination resort through an initial $140.0 million capital expenditure program. The property achieved an average occupancy and average daily room rate of 85% and $122, respectively, in 1995, a substantial increase from the 62% and $95, respectively, achieved in 1993 under previous management. Seeking to capitalize on the early success of Atlantis, we began construction of an approximate $640.0 million expansion of the property in 1997. This major expansion was completed in December 1998 and effectively doubled the size of Atlantis. The 1998 expansion included a 1,200-room hotel, a new 100,000 square foot entertainment complex that includes a casino containing approximately 1,000 slot machines and 80 table games, a new marina, and an expansion of the ocean-themed environment. During 1999, we completed several additional development projects at Atlantis, including the addition of 30,000 square feet of new retail and restaurant space, the conversion of a previously existing 30,000 square foot casino space into a convention center and the construction of a sports center, including an 18-hole Tom Fazio-designed putting course and a tennis center.

During the second half of 2000, we completed an extensive capital expenditure program of approximately $20.0 million at Atlantis’ Beach Tower. This program included the renovation of all of the Beach Tower’s 425 rooms and improvements to certain public spaces. During 2001, we completed a major capital expenditure program of approximately $20.0 million to complete renovations at the Ocean Wing of Atlantis’ Coral Towers. This included the renovation of approximately 400 rooms, including improvements to certain public spaces.

In June 2003 we announced plans to expand the Atlantis resort to capitalize on the demand for rooms and the strength of Atlantis’ brand. We currently own approximately 514 acres on Paradise Island, including approximately 95 acres of undeveloped land. The Phase III Expansion includes plans for a new hotel with a minimum of 1,000 rooms to be located on the site of the former Pirates’ Cove and Paradise Paradise hotel sites and an expansion of existing convention facilities by at least 50,000 square feet. The Phase III Expansion also include plans for an expansion of the existing undeveloped land that surrounds the Marina at Atlantis, which will include additional retail shops and food and beverage facilities that will add to the overall attractiveness of Atlantis, as well as an expansion of our water-based attractions at Atlantis. See “Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments-Atlantis Phase III Expansion” for more details regarding the Phase III Expansion.

To add to our product mix at Atlantis, we developed Harborside, a timeshare project adjacent to Atlantis, through a joint venture with a subsidiary of Starwood. As part of the joint venture agreement, Starwood contributed cash and we contributed land, based on the number of units to be developed. The first phase of the project was completed in February 2001 and consisted of 82 two-bedroom units. We began selling the units in May 2000 and have sold approximately 70% of the units through March 31, 2003. In August 2002, Harborside was closed to repair water damage primarily resulting from 2001‘s Hurricane Michelle. During the fourth quarter of 2002, these repairs were completed and the resort reopened in December 2002. During the temporary closure, Harborside’s guests were moved to Atlantis. Our share of construction remediation costs was $6.9 million. This loss has not been reduced by any potential insurance recovery, but Harborside has filed a claim with its insurers, which is presently under negotiation. Should Harborside receive a related insurance recovery in the future, we would partially offset this loss. As discussed above in “(A) History and Development of the Company-Recent Developments-Atlantis Phase III Expansion,” we intend to commence our second phase of timeshare development by early 2004 with an expected completion by 2005. This expansion is still subject to approval by the board of directors of Starwood.

Through certain Bahamian subsidiaries (the “Bahamian Operations”), we own approximately 514 acres or almost 70% of Paradise Island, on some of which we own and operate Atlantis. We also own and operate One&Only Ocean Club, a high-end luxury resort hotel, as well as the Ocean Club Golf Course. Through our Bahamian Operations, we also own and operate shops, restaurants, bars and lounges, tennis courts and other resort facilities on Paradise Island, as well as roads and other land improvements on Paradise Island and a water and sewage system which serves, at stated charges, substantially all facilities on Paradise Island, including non-affiliated customers.

Paradise Island is easily accessible by air from the eastern U.S. and has an extensive infrastructure. The majority of patrons at our resorts on Paradise Island arrive through Nassau International Airport located on New Providence Island. This airport is served by several carriers offering scheduled jet service from New York, Atlanta, Charlotte, Toronto, Miami, Washington D.C. and other cities. Ground transportation is facilitated by two bridges linking Paradise Island and New Providence Island.

Mohegan Sun

Our gaming business is focused on owning, developing or managing casino properties in attractive markets where we believe we can capitalize on our development and operating expertise. We own a 50% interest in, and are a managing partner of, Trading Cove Associates, a Connecticut general partnership that developed and initially managed Mohegan Sun, a casino and entertainment complex in Uncasville, Connecticut. TCA managed Mohegan Sun from its opening in October 1996 to December 31, 1999 pursuant to a Management Agreement from which TCA earned management fees based on a percentage of Mohegan Sun’s earnings after depreciation and interest.

In 1998, the MTGA, an instrumentality of the Mohegan Tribe, appointed TCA to develop the $1.0 billion “Project Sunburst” expansion of Mohegan Sun discussed below for a development fee of $14.0 million. In addition, TCA and the Mohegan Tribe entered into the Relinquishment Agreement whereby it was agreed that effective January 1, 2000, TCA would turn over management of Mohegan Sun to the Mohegan Tribe. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and, commencing January 1, 2000, TCA receives annual payments of five percent of the gross revenues of Mohegan Sun for a 15-year period. The relinquishment fees pursuant to the Relinquishment Agreement (“Relinquishment Fees”) are divided into senior and junior relinquishment payments, which equal 5.0% of “Revenues.” Revenues are generally defined as gross gaming revenues (other than Class II gaming revenue, i.e. bingo) and all other facility revenues, including hotel revenues, food and beverage sales, parking, ticket revenues and other fees or receipts from the convention/events center generated by Mohegan Sun, including the Project Sunburst expansion described below. Revenues will exclude any revenues generated by any other future expansion of the Mohegan Sun. TCA’s right to receive the Relinquishment Fees is junior to certain payments by the MTGA to the Mohegan Tribe and holders of its indebtedness. The senior and junior Relinquishment Fees from the MTGA to TCA rank behind all of the MTGA’s obligations to pay certain minimum priority distributions to the Mohegan Tribe and all of the MTGA’s existing and future senior secured indebtedness. The junior fees also rank behind all unsecured indebtedness.

For seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the Relinquishment Fees it receives each year (after the return of certain expenses and capital contributions) pursuant to the Relinquishment Agreement as a priority payment prior to making pro rata distributions to its partners. The payments received by TCA in 2001 and 2000 under the Relinquishment Agreement contributed less income than was previously earned under the Management Agreement. However, the Relinquishment Agreement will expire at the end of 2014, whereas the Management Agreement was to expire at the end of 2003. In addition, fees received pursuant to the Relinquishment Agreement have increased since 2000 as a result of increasing gross revenues of Mohegan Sun.

We are one of two managing partners of TCA. All decisions of the managing partners require the concurrence of us and Waterford, the other managing partner. In the event of deadlock there are mutual buy-out provisions. TCA’s partnership agreement will terminate on December 31, 2040, or earlier in certain circumstances, in accordance with its terms. See “Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments—TCA Restatement” for additional information relating to TCA.

Mohegan Sun incorporates its historical Native American theme through unique architectural features and the use of natural design elements such as timber, stone and water. Mohegan Sun is located on 240 acres and currently features the 176,500 square foot Casino of the Earth and the 119,000 square foot Casino of the Sky, which combined have approximately 6,200 slot machines, 260 table games, 36 poker tables and various other amenities, and a recently opened 34-story, 1,200-room luxury hotel.

Mohegan Sun is located approximately one-mile from the interchange of Interstate 395 and Connecticut Route 2A in Uncasville, Connecticut and is within 150 miles of approximately 22 million adults. Mohegan Sun spent $40.0 million for infrastructure improvements providing direct highway access to the property from Boston, Providence and New York.

We oversaw the recently completed $1.0 billion “Project Sunburst” expansion of Mohegan Sun through TCA. This expansion included the Casino of the Sky, a 10,000-seat arena, a 300-seat cabaret, and specialty retail areas and restaurants that opened in September 2001. The expansion also included a 100,000 square foot convention center and a 34-story, 1,200-room luxury hotel that opened with 734 rooms in April 2002. Mohegan Sun opened the remaining rooms in phases through June 2002 and also added an additional 2,700 parking spaces in June 2002.

We believe the Connecticut gaming market has been extremely strong and that Mohegan Sun’s unique design and superior location have helped it to become one of the most profitable casinos in the U.S. Since opening, gross revenues at the property have grown to $1.2 billion for calendar 2002, exceeding the gross revenues of each casino in Atlantic City.

One&Only Resorts

Our luxury resort hotel business consists of a collection of premier resort properties that primarily operate in the five-star, deluxe end of the market. In December 2002, we introduced our One&Only brand for certain of our luxury resort properties. We are now marketing five of our properties under our One&Only brand. The completion of the expansion of Palmilla Resort, which is expected by early 2004, will add a sixth One&Only property to our portfolio. We expect that Reethi Rah, a 100-room luxury resort in the Maldives that we expect to open by the end of 2004, together with other similar luxury resorts we develop or acquire in the future, also will operate under our One&Only brand. We do not currently plan on using the brand for Sugar Beach Resort, La Pirogue Hotel & Casino or Le Coco Beach Hotel. We value outstanding design, unusual locations and genuine hospitality at our resorts and do not believe in applying simple “formulas.” We believe that all of our properties, most of which have been constructed or renovated within the last three years, offer guests a singularly distinctive experience.

Located on what we believe to be some of the leading beach locations in the world, these resorts are architecturally unique and have been developed to blend into their natural environment. Our luxury resort business currently consists of five properties in Mauritius (two of which, Le Saint Géran and Le Touessrok, are One&Only properties), One&Only Royal Mirage in Dubai, One&Only Kanuhura in the Maldives and One&Only Ocean Club on Paradise Island, The Bahamas. Upon completion, Palmilla Resort near Cabo San Lucas, Mexico will be a One&Only resort. We expect to leverage our existing management expertise and business infrastructure and continue to grow this segment of our business in the Caribbean, the Indian Ocean, The Bahamas, the Middle East, Africa and Southeast Asia to obtain additional management contracts, which may also include strategic equity investments and debt financing.

By the end of 2002, we were managing approximately 2,000 rooms. As part of our strategy, we sometimes take ownership positions in the properties that we operate. As of May 31, 2003 the properties we operate are as follows:

                                                                             Percentage        Number of
                          Property                         Location           Ownership          Rooms
         One&Only Ocean Club                             The Bahamas            100.0%             106
         One&Only Le Saint Geran(1)                       Mauritius             20.4%              163
         One&Only Le Touessrok(1)                         Mauritius             20.4%              200
         One&Only Royal Mirage                              Dubai                --                466
         One&Only Kanuhura                                 Maldives             20.0%              100
         One&Only Palmilla Resort(2)                        Mexico              50.0%              115
         Reethi Rah(2)                                     Maldives              --                100
         Sugar Beach Resort(1)                            Mauritius             20.4%              238
         La Pirogue Hotel & Casino(1)                     Mauritius             20.4%              248
         Le Coco Beach Hotel(1)                           Mauritius             20.4%              333

__________

(1)      Interest owned through Sun Resorts Limited.

(2)      Under redevelopment (Palmilla Resort) or development (Reethi Rah) and to be marketed under the One&Only brand.

One&Only Ocean Club

We own and operate One&Only Ocean Club, a high-end luxury resort hotel with 106 rooms and suites located on Paradise Island, The Bahamas. In October 2000, we completed an addition to One&Only Ocean Club that comprised 50 rooms, including 10 deluxe suites, a gourmet beachfront restaurant, Dune, operated by Jean-Georges Vongerichten and significant enhancements to the existing pool and garden areas. One&Only Ocean Club also features a 7,159 yard championship golf course designed by Tom Weiskopf and a clubhouse with 121 luxury oceanfront home sites situated around the golf course. During May 2003, One&Only Ocean Club was named best luxury resort in the Atlantic/Caribbean region by Departures, the luxury lifestyle magazine published exclusively for American Express Platinum and Centurion card members.

As of December 31, 2002, we have closed on 111 of the 121 available home sites and realized approximately $118.4 million in gross proceeds from such sales. In addition, we are developing four homes for resale on lots owned by the Company. The property achieved an average occupancy of 68% and an average daily room rate of $695 for the twelve months ended December 31, 2002, compared to 64% and $610 for the same period in 2001.

We intend to develop three high-end luxury rental villas adjacent to One&Only Ocean Club, with construction expected to commence by the end of 2003. This project is expected to be completed by the end of 2004.

Indian Ocean

In Mauritius, we manage and own interests in five beach resorts:

      • the 163-room One&Only Le Saint Geran (renovated in 2000);

      • the 200-room One&Only Le Touessrok (renovated in 2002);

      • the 238-room Sugar Beach Resort;

      • the 248-room La Pirogue; and

      • the 333-room Le Coco Beach.

The Mauritius properties cater primarily to luxury and middle-market tourists from Europe and southern Africa. One&Only Le Saint Géran and One&Only Le Touessrok offer deluxe five-star accommodations and we believe that such properties are among the finest beach resorts in the world. One&Only Le Saint Géran and One&Only Le Touessrok have been rated among the world’s finest leisure hotels by Condé Nast Traveler magazine. One&Only Le Saint Géran, which is classical in style, also was voted “Hotel of the Year 2002” by Tatler magazine in the United Kingdom. In December 2002, we completed a major redevelopment of One&Only Le Touessrok. The architecture of the new resort is a blend of a natural island-style and contemporary design. The resort includes new restaurants, a new spa, a new golf course (expected to open by the end of 2003) and other amenities to enhance its position in the luxury resort market.

Mauritius’ tourist industry is mainly comprised of visitors from Great Britain, Germany, France, Italy and South Africa. Scheduled air service to and from Mauritius is provided through scheduled flights on numerous airlines including Air France, British Airways, Cathay Pacific, Singapore Airlines, Air India, Air Mauritius, Condor and South African Airlines.

In the Maldives, located 600 miles southwest of the southern tip of India, we manage and own an interest in One&Only Kanuhura, a 100-room luxury resort located on Kanuhura Island. In August 2001, we acquired 25% of the equity of One&Only Kanuhura for approximately $3.8 million. As of December 31, 2002, we had provided debt financing to One&Only Kanuhura of $4.5 million, excluding accrued interest. One&Only Kanuhura was selected as “Hideaway of the Year 2001” by readers of Hideaway magazine. See Note 15 “Related Party Transactions-Extension of Mauritius Management Contracts” to the consolidated financial statements.

We have also entered into management and development agreements for a 100-room luxury resort in the Maldives that we expect to open in 2004. The management and development agreements related to this property are co-terminus with the owner’s lease, which expires in 2020. This new five-star resort will occupy the site where a small resort known as the Reethi Rah is currently located. As part of this development, we have committed to provide certain financing arrangements to the current owner of Reethi Rah in an aggregate principal amount of up to $47.0 million to ensure completion of the new resort and provide for working capital on a standby basis.

We manage these resorts under long-term management contracts and receive management fees based upon a percentage of the revenues and gross operating profits of these properties. In December 2002, we entered into an agreement with SRL to form a new management company for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and One&Only Kanuhura in the Maldives and securing an extension to our management contracts in Mauritius from 2008 until 2023. Effective January 1, 2003, SRL owns 20% of the new management company, known as One&Only (Indian Ocean) Management Limited, and we own the remaining 80%. Subject to certain conditions, SRL’s ownership interest will increase incrementally through 2009, at which time it will own 50% of the new management company. Subject to certain conditions, SRL has a right of first refusal to participate equally with us in any development project in specified Indian Ocean territories. In connection with this transaction, we transferred to the newly formed management company all of our Mauritius management agreements and the Kanuhura management agreement and SRL purchased 20% of our debt and equity interests in One&Only Kanuhura. At SRL’s option, subject to certain conditions, the Reethi Rah management agreement may also be contributed to the new management company.

Middle East

In the Middle East, we currently manage One&Only Royal Mirage in Dubai, a luxury 466-room hotel that opened in August 1999. Under the terms of the management agreement, which expires in 2019, we receive management fees based on a percentage of the revenues and gross operating profits of the property. We assisted in the expansion of One&Only Royal Mirage, which opened at the end of 2002. The expansion of the property features 225 new luxury rooms, including a new 50-room ultra high-end boutique hotel.

Mexico

On September 12, 2002, we purchased a 50% ownership interest in the 115-room One&Only Palmilla Resort, a deluxe five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.8 million, including transaction costs. One&Only Palmilla Resort is located on an outstanding site with the most extensive beach coverage of any of the leading hotels in the destination. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022. The acquisition was funded through a combination of cash on hand and drawings under our revolving credit facility. In April 2003, One&Only Palmilla Resort commenced an approximate $80.0 million expansion project that will increase the room count to 172 rooms and significantly upgrade the amenities and public areas offered by the resort. The expansion is expected to be completed by early 2004 (subject to obtaining all necessary local permits and approvals) and will be financed by One&Only Palmilla Resort through local project financing, which is supported by a $38.0 million guarantee from Kerzner.

Internet Gaming

During 2001, we developed an Internet gaming site through our subsidiary, Kerzner Interactive Limited (formerly SunOnline Limited). Costs incurred during 2001 in connection with Internet gaming are included in pre-opening expenses in the accompanying consolidated statements of operations. Since January 1, 2002, revenues and cost and expenses related to the operations of Kerzner Interactive Limited are included in the accompanying consolidated statements of operations.

In February 2002, we agreed to sell 50% of Kerzner Interactive Limited to Station Casinos, Inc. (“Station”), who paid us a non-refundable deposit of $4.5 million in July 2002. Subsequently, this agreement was restructured and Station received an option through early January 2003 to purchase 50% of the operation in consideration for the $4.5 million previously received. The option payment is accounted for as a deposit and at December 31, 2002 is included in accounts payable (and hence accrued liabilities) in the accompanying consolidated financial statements. During 2002, several countries made it increasingly difficult for their citizens to gamble on-line. Further, as a licensed operator in the Isle of Man, we imposed numerous restrictions and controls on how we operated this business, which had the effect of making it difficult for us to compete against companies operating in a less rigorous manner. As a result, we concluded that this business would not be economically viable in the short to medium term. We discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003 and the Company and Station mutually agreed to terminate this transaction. Losses and closure costs in 2003 will largely be offset by the recognition of income of the $4.5 million option consideration and accounted for as discontinued operations in the Company’s 2003 Consolidated Statement of Operations.

Trading Cove New York

Through a wholly owned subsidiary, we own a 50% interest in, and are a managing member of, Trading Cove New York, LLC (“TCNY”), a Delaware limited liability company. In March 2001, TCNY entered into a development services agreement (the “Development Agreement”) with the Stockbridge-Munsee Band of Mohican Indians (the “Stockbridge-Munsee Tribe”) for the development of a casino project (the “Project”) in the Catskill region of the State of New York (for purposes of this section, the “State”). The Development Agreement was amended and restated in February 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in the State but is federally recognized and operates a casino on its reservation in Wisconsin. The Stockbridge-Munsee Tribe has land claim litigation pending in the U.S. District Court for the Northern District of New York (the “Court”) against the State to recover lands within the state that it alleges were wrongfully taken from the tribe. The Court has stayed the litigation but in February 2003 the Stockbridge-Munsee Tribe filed a motion with the Court to partially lift the stay in an effort to advance the litigation. This motion is pending.

Pursuant to the Development Agreement, as amended, TCNY would provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Project. If the Project is approved, TCNY will earn a development fee in an amount equal to five percent of gross revenues as compensation for these services (subject to certain priorities), as defined in the Development Agreement, beginning with the opening of the Project and continuing for a period of 20 years. TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, Sullivan County (the “County”), of which approximately 333 acres are currently designated for the Project. In February 2002, the Stockbridge-Munsee Tribe filed a Land to Trust Application with the U.S. Department of the Interior, Bureau of Indian Affairs (the “BIA”), for the Project site properties. Should the BIA approve the Land to Trust Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

In October 2001, the State enacted legislation authorizing up to three Class III Native American casinos in Sullivan and Ulster counties and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by the State and applicable Native American tribes.

In January 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the Project may have on the County and other local government subdivisions within the County. The payments will not commence until after the opening of the Project.

The Project is contingent upon the receipt of numerous federal, state and local approvals to be obtained by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with the State, which approvals are beyond the control of TCNY. As of January 31, 2003, the State has yet to enter into negotiations with the Stockbridge-Munsee Tribe to settle the tribe’s land claim nor has the State engaged in compact negotiations with the tribe to establish a casino in the State. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe or whether the Project will be completed.

We are one of two managing members of TCNY. All decisions of the managing members require the concurrence of us and Waterford Development New York, LLC, the other managing member. In the event of deadlock there are mutual buy-out provisions.

The Company’s investment in TCNY is reflected within investment in associated company in the accompanying consolidated balance sheets. As of December 31, 2002, we have funded $3.8 million to TCNY.

Florida

Our indirect wholly-owned subsidiary, Kerzner International Resorts, Inc., a Florida corporation, together with its subsidiaries based in Florida, provides general and administrative support services, marketing services, travel reservations and wholesale tour services for our Atlantis and One&Only operations. To a much lesser extent, they also provide travel reservation services for Harborside and other unaffiliated resort properties in The Bahamas.

France

Through an indirect wholly owned subsidiary, we own a tour operator company in France, Solea Vacances SA. Solea Vacances SA primarily services patrons in France, and, among other things, offers reservations services for travel to the five resorts in Mauritius, One&Only Royal Mirage Hotel in Dubai and One&Only Kanuhura in the Maldives.

England

We have agreed to acquire from LCI for $2.0 million a gaming license, including property located in the town center of Northampton, England. The town of Northampton is north of London and approximately 1.3 million people live within 25 miles of the town center. The transfer of the license is subject to approval by the British Gaming Board and the Northampton Borough Council. We are in the process of seeking these approvals and intend to develop a new 30,000 square foot gaming facility.

Seasonality and Weather

Our business has historically been seasonal, with the largest number of patrons visiting The Bahamas during late December and the first three months of the calendar year. Accordingly, our revenues and operating profits have historically been higher during the first quarter than in successive quarters. In addition, The Bahamas, Mauritius and Mexico are subject to tropical weather and storms, which, if severe, can interrupt the normal operations and affect tourism. Similarly, inclement weather can adversely affect the revenues that we derive from Mohegan Sun as the principal means of transportation to this property is by automobile or bus. Higher revenues and earnings are typically realized from the Connecticut operations during the second and third quarters of the year.

In September 1999, Paradise Island was affected by Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating. The Paradise Island properties suffered approximately $45.0 million of property damage, for which remedial work was completed by year-end 1999, and we received a number of customer cancellations. At Atlantis, 230 rooms were taken out of service for three months and One&Only Ocean Club was closed for approximately three and one half months. We were fully insured for property loss and business interruption. Hurricane Floyd was the first significant hurricane to negatively impact Paradise Island in over thirty years.

In November 2001, Hurricane Michelle moved through The Bahamas. Although minimal disruption in our operations was caused by the storm, our properties (other than Harborside, which was closed from August 2002 through December 2002 due to water damage resulting primarily from Hurricane Michelle, see “Item 4. Information on the Company, (B) Business Overview”) suffered approximately $28.3 million in damage that was substantially covered by our insurance policies. See “Item 3. Key Information, (D) Risk Factors—Our business is seasonal and severe weather conditions can adversely affect our business, results of operations or financial condition, or further increase our insurance premiums.”

As a result of a more difficult insurance market, the fact that we have a concentration of assets in one location and that our properties are subject to the impact of hurricanes, we have experienced substantial increases in our insurance premiums. See “Item 3. Key Information, (D) Risk Factors - Our insurance premiums and deductibles have increased.”

Insurance Arrangements

In May 2002 we formed Aberdeen Insurance (Bermuda) Ltd. (“Aberdeen”), a wholly owned captive insurance company located in Bermuda. Aberdeen has been registered by the Bermuda Monetary Authority under The Insurance Act of 1978 as a Class 1 Insurer, and will be utilized by the Company as a vehicle through which the Company will place its “all risk” property and business interruption insurance policy, including windstorm, for the Atlantis and Ocean Club properties for the 2003 Policy Year, commencing June 1, 2003. Aberdeen is expected to provide the Company with access to the reinsurance market at reduced administrative costs, however all risks in excess of the Company’s $15.0 million per occurrence/$30.0 million annual aggregate (which is in turn in excess of an underlying operating company deductible of $50,000 for each and every loss) for the 2003 Policy Year will continue to be 100% reinsured through the reinsurance market, thereby leaving Aberdeen with zero retained risk.

We believe our current insurance coverage represents optimum market availability at commercially available pricing.

Competition

General

The resort and casino industries are highly competitive. Our destination casino resorts compete with other resorts, hotels and casinos, including land-based casinos, riverboat, dockside and cruise ship on-board casinos and other forms of gaming as well as with other forms of entertainment. Our luxury resort hotels compete with other resorts and hotels in markets in which we conduct business. We believe the ability to compete effectively in these industries is based on a number of factors, including the scope, quality, location and accessibility of facilities, the effectiveness of marketing efforts, customer service, the relative convenience of available transportation, service and the quality and price of rooms, food and beverages, convention facilities and entertainment.

Paradise Island

Our Paradise Island operations primarily compete with warm weather resort destinations, including Walt Disney World and other Orlando area attractions, as well as cruise ships and other hotels and resorts on Paradise Island, New Providence, Grand Bahama Island and the neighboring Caribbean islands. We estimate that there are approximately 8,500 hotel rooms on Paradise Island and New Providence combined, of which approximately 3,500 are located on Paradise Island, including 2,423 in hotels owned and operated by us. The Wyndham Nassau Resort, our primary competitor in The Bahamas, is an 850-room resort and casino. One&Only Ocean Club will compete with a new Four Seasons property opening in The Bahamas.

We also compete with The Resort and Casino at Bahamia (formerly the Princess Casino and Hotel) and Our Lucaya, both located on Grand Bahama Island, approximately 40 minutes by air from Paradise Island. The Resort and Casino at Bahamia includes a 20,000 square foot casino, a 965-room hotel, restaurants and other leisure facilities. Our Lucaya has 1,260 rooms and a new 30,000 square foot casino, which is expected to open in the second half of 2003.

Mohegan Sun

The Connecticut market is the fourth largest gaming market in the U.S., with approximately 22 million adults within 150 miles of Mohegan Sun. Mohegan Sun and Foxwoods Resort and Casino at present are the only two casinos in the Connecticut market. Foxwoods now has approximately 6,700 slot machines and, for the twelve months ended December 31, 2002, reported gross revenues of approximately $1.2 billion. The Oneida Nation operates a casino near Syracuse, New York and other Native American tribes in the states of New York, Rhode Island, Massachusetts and Connecticut are seeking approvals to establish gaming operations which would further increase competition, particularly for day-trip patrons. Mohegan Sun also competes with Atlantic City and several small Native American gaming facilities throughout the northeastern U.S.

In Connecticut, under the tribal-state compacts between the State of Connecticut (for purposes of this section, the “State”) and the Mohegan Tribe and Foxwoods Resort and Casino. Mohegan Sun is subject to a 25% gaming fee on slot revenues payable to the State so long as the State does not issue any further licenses for gaming operations with slot machines or other commercial casino games (other than to a Native American tribe on Native American land). In June 2002, the Federal Bureau of Indian Affairs (“BIA”) issued a determination concerning the applications of two Connecticut bands of Eastern Pequot Indians, approving the federal recognition of the two bands as one federally recognized tribe known as the “Historic Eastern Pequot Tribe.” The State and a number of Connecticut municipalities have filed an appeal of the BIA determination to the Department of the Interior, Board of Indian Appeals, which appeal is pending. The ultimate decision of the Department of the Interior may be appealed to the Federal courts. In addition, three other Indian groups in the Connecticut gaming market have filed applications with the BIA for federal recognition as Indian tribes: the Golden Hill Paugussetts of Trumbull, the Schaghticoke tribe of Kent and a Massachusetts tribe known as the Nipmucs. Each of these groups as well as the Historic Eastern Pequot Tribe has expressed interest in obtaining trust lands for the purpose of conducting gaming in Connecticut.

In March 2003, legislation was introduced in Massachusetts to authorize commercialized slot machine operations at three locations within the State to be determined.

Indian Ocean

In the Indian Ocean market, we primarily compete with other resorts on the islands in which we operate as well as other locations offering vacations to tourists from Europe, southern Africa and parts of Asia. SRL owns five major hotels in Mauritius. In the luxury end of the Mauritian hotels market, SRL owns two of the seven luxury hotels and offers a total of 363 of the approximately 1,000 luxury rooms in Mauritius. SRL faces more competition with the middle-market La Pirogue, Sugar Beach and Le Coco Beach hotels. We believe that the redevelopment of One&Only Le Touessrok has enhanced its position in the luxury resort market.

Maldives

One&Only Kanuhura, a five-star resort, competes with other resorts in the Maldives as well as other locations offering vacations to tourists from Europe, Southern Africa, and parts of Asia. One&Only Kanuhura primarily competes with the four other five-star resorts in the Maldives. In this high-end market, One&Only Kanuhura offers about 21% of the 469 available rooms.

Dubai

The premium leisure market in Dubai is mainly centered on the exclusive Jumeira Beach “golden mile,” which currently is host to seven competing five-star hotels. Each hotel has its own theme and particular leisure market niche. For example, One&Only Royal Mirage, which has a distinctive local Arabian architecture and theme, focuses on the higher spending leisure traveler, the 600-room Jumeira Beach Hotel focuses on the family and group incentive market, and the 500-room Royal Meridien focuses on the middle spending leisure holiday market. One&Only Royal Mirage’s existing 466 rooms account for over 15% of the beach rooms in Dubai. In addition, the first phase of a new property called Medinat Resort is expected to open in September 2003. The first phase will consist of 300 rooms at the five star level and will compete directly with One&Only Royal Mirage. The Medinat Resort is expected to increase to 900 rooms.

Mexico

In Mexico, we recently entered the luxury end of the market with our ownership and management interests in One&Only Palmilla Resort, a deluxe five-star resort located near Cabo San Lucas in Baja, Mexico. The upscale four- and five-star resorts in Los Cabos, the tourism corridor between San Jose Del Cabo and Cabo San Lucas, account for approximately 2,500 rooms out of the total inventory of approximately 8,500 rooms. The market is mainly composed of incentive group travelers, golfers, romance, family and high-end vacationers. Three resorts cater to the five-star market, One&Only Palmilla Resort, Las Ventanas al Paraiso and Esperanza. Of these, only One&Only Palmilla Resort offers its own golf course, which we believe gives us a potential competitive advantage. In April 2003, One&Only Palmilla Resort commenced an approximate $80.0 million expansion project that will increase the room count to 172 rooms and significantly upgrade the amenities and public areas offered by the resort. The expansion is expected to be completed by early 2004 (subject to obtaining all necessary local permits and approvals). Currently, Las Ventanas al Paraiso leads the market in average occupancy (in the 85% range) and average daily room rates (in excess of $700). The recently opened Esperanza, an Auberge Resorts property, has positioned itself to compete in the luxury end as well.

Outside of Los Cabos, domestic competition comes from the Four Seasons Punta Mita Resort in the Puerto Vallarta area of Mexico, which offers a similar resort and golf experience. Internationally, the Los Cabos resort area competes with Hawaii, California and Arizona.

Certain Matters Affecting Our Bahamian Operations

Airline Arrangements

The majority of patrons at our resorts on Paradise Island arrive through Nassau International Airport located on New Providence Island. This airport is served by several carriers offering scheduled jet service from New York, Atlanta, Charlotte, Toronto, Miami, Washington D.C. and other cities. Ground transportation is facilitated by two bridges linking Paradise Island and New Providence Island.

Union Contract Arrangements

In The Bahamas, as of December 31, 2002, approximately 3,600 of our employees were represented by The Bahamas Hotel, Catering and Allied Workers Union. Kerzner International Bahamas Limited participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area. The association’s existing contract with the union expired January 7, 2003, and a new contract is currently being negotiated. Labor relations in The Bahamas have been unstable at times with occasional work stoppages occurring, not only at Atlantis, but also at publicly run entities such as The Bahamas Electricity Corporation and Bahamas Telecommunications Corporation. As the country’s largest private employer, we are sometimes the target of labor disputes. See “Item 3. Key Information, (D) Risk Factors—Work stoppages and other labor disputes could harm our financial condition and results of operations.”

Casino License

Paradise Enterprises Limited (“PEL”), a subsidiary that is part of our Bahamian operations, is currently licensed to operate the Atlantis Casino under the Bahamian Gaming Act (the “Gaming Act”). In accordance with Bahamian casino licensing requirements, PEL is obligated to have its casino license renewed annually by the Gaming Board. In addition, other than an existing contingent obligation to grant two casino licenses, the Bahamian Government has agreed that it will grant no new casino licenses with respect to gaming operations on Paradise Island or New Providence Island for a period expiring 20 years after the earlier of the date of the substantial completion of the Phase III Expansion or December 31, 2007. See “Item 4. Information on the Company, (A) History and Development of the Company-Recent Developments-Atlantis Phase III Expansion.”

Basic License Fee

Currently, the Gaming Act provides for taxes on casino revenues consisting of an annual basic license fee of $200,000.

Taxes and Fees

The following table summarizes for the periods shown the taxes and fees paid or accrued by our Bahamian operations under the Gaming Act and certain agreements with the Bahamian Government, as described below under “Heads of Agreement” (in thousands of U.S. dollars):

                                                            Year Ended December 31,
                                                          2002       2001       2000
     Casino license fees and win taxes                  $12,040    $10,749    $10,719
     Basic license fees                                     200        200        200
     Total                                              $12,240    $10,949    $10,919

Heads of Agreement

We have an agreement with the Bahamian Government, which is titled Heads of Agreement. This agreement provides us with certain tax incentives in exchange for the Company investing in the expansion of Atlantis. The most significant of these incentives is the casino fee and tax incentives.

We restated our agreement with the Bahamian Government on May 26, 2003, in anticipation of the Atlantis Phase III Expansion. The restated Heads of Agreement maintains the current basic casino tax and fee structure which calls for an annual license fee of $100,000 per thousand square feet of casino space, a minimum annual casino tax of $4.3 million on all gaming win up to $20.0 million, a 12.5% win tax on gaming win between $20.0 million and $120 million and a 10% win tax on gaming win in excess of $120.0 million. Against this, the Company is entitled to a credit of $5.0 million in relation to the annual license fee and a 45% credit against all win tax on gaming win between $20.0 million and $120.0 million. Upon commencement of construction of Phase III-A described in “Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments—Atlantis Phase III Expansion,” the basic tax and fee structure will be amended so that all gaming win in excess of $20.0 million will be subject to a win tax of 10%, and will be effective for a period of 20 years after the earlier of the date of the substantial completion of the Phase III Expansion and December 31, 2007 (such date, the “Relevant Date”). In addition, the $5.0 million credit against the annual license fee shall remain, and the credit against win tax shall become 50% against all win tax on gaming win over $20.0 million. However, the 50% credit will not apply to gaming win in excess of $175 million in any year through 2010 and $200 million in each succeeding year. These credits shall also apply from the commencement of construction of Phase III-A, and shall extend for a period of 11 years from the Relevant Date.

In order to secure the tax incentives described in the preceding paragraph, we are obligated to commence construction on aspects of Phase III-A by December 31, 2003 and commence construction on the balance of Phase III-A by June 30, 2004. In the event that we do not proceed with Phase III-B, there will be a proportionate scaling back of the casino fee and tax incentives.

The Company has agreed to create a minimum of 2,000 new permanent jobs for Bahamians assuming completion of all elements of the Phase III Expansion. The Bahamian Government has also agreed to extend the expiration of the Company’s casino license to the date that is 20 years after the Relevant Date. In addition, other than an existing contingent obligation to grant two casino licenses, the Bahamian Government has agreed that it will grant no new casino licenses with respect to gaming operations on Paradise Island or New Providence Island until 20 years after the Relevant Date. Finally, the Company has also provided certain undertakings that include skills training, community development programs, and to the extent possible, a local stock ownership program for Bahamians.

The Heads of Agreement also provides for an extension of the Company’s joint marketing agreement with the Bahamian Government pursuant to which the Bahamian Government will match the Company’s contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media to promote the destination and the Company’s Paradise Island properties, including the Phase III Expansion. This joint marketing agreement will expire on December 31, 2007.

This summary is qualified in its entirety by reference to the particular provisions of the Heads of Agreement, which can be found as Exhibit 99(2) to our Form 6-K filed on May 28, 2003.

The Commonwealth of The Bahamas

The Commonwealth of The Bahamas had a population of approximately 300,000 in 2002. The Bahamas includes approximately 700 islands, 29 of which are inhabited, and extends from east of the Florida coast to just north of Cuba and Hispa&ntidle;ola. Over 60% of the population lives on New Providence Island, where Nassau, the capital of The Bahamas, is located. The Bahamas first obtained internal self-government in 1964 and became an independent nation within the British Commonwealth in 1973. The first elections under universal adult suffrage were held in November 1962. The former government was first elected in 1992 and re-elected in March 1997, having succeeded a government that was in power for over 20 years. Most recently, on May 2, 2002, general elections were held and a new government elected, including a new Prime Minister and Deputy Prime Minister. The official language is English.

The currency of The Bahamas has been tied to the U.S. dollar since 1970 with an official exchange rate of U.S. $1.00 equal to 1.00 Bahamian dollar.

The Ministry of Tourism has historically spent over $60.0 million annually to promote The Bahamas.

Sales and Marketing

Our marketing goal is to drive demand direct from the consumer through high profile public relations, publications and special events promotions and advertising. To support our operations in The Bahamas, we maintain an inventory of rooms for distribution through our tour operator, PIV, Inc., an indirect wholly owned subsidiary. For the year ended December 31, 2002, PIV, Inc. generated tour operations revenues of approximately $29.0 million as compared to $26.1 million in 2001. Similarly, our operations in Mauritius, the Maldives and Dubai are supported primarily through our own European marketing offices. In addition, we channel distribution for all of our operations through primary wholesalers in the travel agent community with a favorable commission structure.

We spent approximately $22.9 million in 2002 on sales and marketing for our operations in The Bahamas. Pursuant to the Heads of Agreement described above under “Certain Matters Affecting Our Bahamian Operations—Heads of Agreement,” we receive $4.0 million per year from the Bahamian Government toward the direct costs related to certain marketing events, public relations activities and the production and placement of advertisement in media through December 2007.

Certain Matters Affecting Our Connecticut Operations

Regulation

The Mohegan Tribe is a federally recognized Native American tribe whose federal authorities recognition became effective May 15, 1994. In May 1994, the Mohegan Tribe and the State of Connecticut entered into a gaming compact to authorize and regulate Class III gaming operations (slot machines and table games). Under this tribal-state compact, Mohegan Sun is subject to a 25% gaming fee on slot revenues payable to the State of Connecticut so long as the State does not issue any further licenses for gaming operations with slot machines or other commercial casino games (other than to a Native American tribe on Native American land).

Each of the partners of TCA must be licensed by relevant tribal and state authorities. Each of the partners of TCA has received a gaming registration from the Commissioner of Revenue Services of the State of Connecticut that is renewed annually.

Priority Payments

Pursuant to subcontracts for management services, organization and administrative services and marketing services provided to TCA, prior to January 1, 2000 we received certain priority payments from TCA. Each of these priority payments was paid from TCA’s management fees prior to the pro rata distribution to TCA’s partners of TCA’s profits. For seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the Relinquishment Fees it receives each year (after the return of certain expenses and capital contributions) pursuant to the Relinquishment Agreement as a priority payment prior to making pro rata distributions to its partners.

Waiver of Sovereign Immunity

Pursuant to the Relinquishment Agreement, the Mohegan Tribe has waived sovereign immunity for the purpose of permitting, compelling or enforcing arbitration and has agreed to be sued by TCA in any court of competent jurisdiction for the purpose of compelling arbitration or enforcing any arbitration or judicial award arising out of TCA’s agreement with the Mohegan Tribe. The parties have agreed that all disputes and claims arising out of TCA’s agreement with the Mohegan Tribe or the Mohegan Tribe’s gaming ordinance will be submitted to binding arbitration, which shall be the sole remedy of the parties, and that punitive damages may not be awarded to either party by any arbitrator. The Mohegan Tribe’s waiver of sovereign immunity is limited to enforcement of monetary damages from undistributed or future net revenues of Mohegan Sun (or, under certain conditions, net revenues of other gaming operations of the Mohegan Tribe). Funds earned and paid to the Mohegan Tribe as the Mohegan Tribe’s share of net revenues prior to any judgment or award are not subject to the waiver and would not be available for levy pursuant to any judgment or award.

New Jersey Gaming Regulation

As a result of the Resorts Atlantic City Sale, effective April 25, 2001, we no longer operate a casino in Atlantic City. However, as the lessor of real estate in Atlantic City to Colony, KINA is required to maintain a casino service industry license.

Environmental Matters

We are subject to federal, state and local laws and regulations that:

•	govern activities or operations that may have adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for solid and hazardous wastes, and
•	impose liability for the costs of cleaning up, and certain damages resulting from, past spills, disposals or other releases of hazardous substances.

From time to time, our operations have resulted or may result in noncompliance with applicable environmental laws. However, past noncompliance has not had, and we believe that future noncompliance, if any, would not have, a material adverse effect on our financial conditions or results of operations.

The Mohegan Sun site was formerly occupied by UNC, a naval products manufacturer of, among other things, nuclear reactor fuel components. UNC’s facility was officially decommissioned on June 8, 1994, when the Nuclear Regulatory Commission confirmed that all licensable quantities of special nuclear material had been removed from the Mohegan Sun site and that any residual special nuclear material contamination was remediated in accordance with the Nuclear Regulatory Commission-approved decommissioning plan.

From 1991 through 1993, UNC commissioned an environmental consultant to perform a series of environmental assessments on the Mohegan Sun site, including extensive soil investigations and groundwater monitoring. The environmental assessments detected, among other things, volatile organic chemicals, heavy metals and fuel hydrocarbons in the soil and groundwater. Extensive remediation of contaminated soils and additional investigations were then completed. Although the Mohegan Sun site currently meets applicable remediation requirements, no assurance can be given that the various environmental assessments with respect to the Mohegan Sun site revealed all existing environmental conditions, that any prior owners or tenants of the Mohegan Sun site did not create any material environmental condition not known to the MTGA, that future laws, ordinances or regulations will not impose any material environmental liability or that a material environmental condition does not otherwise exist on Mohegan Sun. Future remediation may be necessary if excavation and construction exposes contaminated soil, which has otherwise been deemed isolated and not subject to cleanup requirements. Such remediation could adversely impact the results of operations of Mohegan Sun and therefore our results of operations and financial conditions.

In addition, the Environmental Protection Agency has named a predecessor to KINA as a potentially responsible party, or a PRP, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, for the cleanup of contamination resulting from past disposals of hazardous waste at the Bay Drum site in Florida, to which the predecessor, among others, sent waste in the past. CERCLA requires PRPs to pay for cleanup of sites at which there has been a release or threatened release of hazardous substances. Courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple PRPs, the costs of cleanup typically are allocated among the parties according to a volumetric or other standard. Because we have only limited information at this time regarding this site and the wastes sent to it by the predecessor, we are unable to determine the extent of our potential liability, if any, at this site.

(C) Organizational Structure

In July 2001, we announced the restructuring of our former majority shareholder, SIIL, and the resolution of certain matters with SIIL and certain of its shareholders. See “Item 7. Major Shareholders and Related Party Transactions.”

Set forth below is a table listing our significant subsidiaries:

                                                                      Country
Name of Company                                                       of Incorporation
Aberdeen Management Limited (1)                                       Channel Islands
Kerzner Hotels International (Bermuda), Limited (1)                   Bermuda
Kerzner International Bahamas Limited (2)                             The Bahamas
Kerzner International Management Limited (3)                          British Virgin Islands
Kerzner International North America, Inc. (4)                         United States
Kerzner International Timeshare Limited (5)                           The Bahamas
Kerzner Investments Palmilla, Inc. (6)                                The Bahamas
One&Only (Indian Ocean) Management Limited (7)                        British Virgin Islands
__________

      All of the above  subsidiaries  are wholly owned by Kerzner,  with the exception of One&Only  (Indian  Ocean)
      Management Limited, which is 80% owned by Kerzner and 20% owned by SRL.

(1)   The Company owns a 20.4% interest in SRL, of which 8.7% is held through Aberdeen  Management  Limited and the remaining 11.7% is held through  Kerzner Hotels International (Bermuda), Limited.

(2)   Owner  of  substantially  all  of the  Bahamian  subsidiaries.  Directly  or  indirectly  wholly  owns  eight subsidiaries, all of which are organized in the Commonwealth of The Bahamas.

(3)   Owner of the  management  agreement  for the Royal Mirage in Dubai.  Also receives  administrative  fees from
      One&Only (Indian Ocean) Management Limited related to Mauritius and Kanuhura management agreements.

(4)   Owner of  substantially  all of the U.S.  subsidiaries.  Directly or indirectly  wholly owns 22 subsidiaries,
      18 of which  are  organized  in the U.S.  and four of  which  are  organized  in  Mexico  and  relate  to the management and development of One&Only Palmilla Resort.

(5)   Owner of the 50% interest in Harborside.

(6)   Owner of the 50% interest in One&Only Palmilla Resort.

(7)   Owner of the five Mauritius management agreements and the Kanuhura management agreement.

(D) Property, Plant and Equipment

Our headquarters and registered office are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas.

We own or lease properties in The Bahamas, the United States, the United Kingdom and France. Set forth below is a table listing our principal properties as of December 31, 2002:

                                    Owned or       Principal Use       Size            Capacity
                                    Leased
  Name and Location
  Atlantis                          Owned          Hotel/Casino        123 acres       2,317 Rooms
    Paradise Island,
    The Bahamas (1)

  One&Only Ocean Club               Owned          Hotel               35 acres        106 Rooms
  Paradise Island,
  The Bahamas (1)

  Ocean Club Golf Course            Owned          Golf Course         209 acres       N/A
  and Clubhouse
  Paradise Island,
  The Bahamas

  Roads and Utility                 Owned          Infrastructure      52 acres        N/A
  Sites
  Paradise Island,
  The Bahamas (1)
  Undeveloped Land                  Owned          Future Development  95 acres        N/A
  Paradise Island,
  The Bahamas (1)

  Undeveloped Land                  Owned          (2)                 23 acres        N/A
  Atlantic City,
  New Jersey

  Kerzner International             Leased         Administrative      58,000  square  N/A
  Resorts, Inc.                                    and Marketing       feet
  Ft. Lauderdale,                                  Office and Travel
  Florida (3)                                      Agency
  Kerzner International             Leased         Administrative      65,000 square   450 Employees
  North America, Inc.                              and Marketing       feet
  Plantation, Florida (3)                          Office and Travel
                                                   Agency

(1)   Please  see  "Item  4.  Information  on the  Company,  (A)  History  and  Development  of the  Company--Recent
      Developments--Atlantis  Phase III Expansion,"  which  describes in detail our plans to construct,  expand upon and improve these properties.

(2)   Approximately  13 acres are included in the two-year  option we granted to Colony in April 2001 in connection with the sale of Resorts  Atlantic  City,  and we  currently  lease this  property to Colony for $100,000 per month.  All other land that we own in Atlantic City is available for sale.  See "Item 4.  Information  on the
      Company,  (A) History and Development of the Company" for more  information on the property that is leased to
      Colony.

(3)   Kerzner  International  North America,  Inc.'s  Plantation,  Florida office has replaced its Fort Lauderdale,
      Florida office, which closed in November 2002.

In addition to the properties listed above, we lease several small administrative offices in various locations throughout the U.S. that we use for marketing purposes. The number of employees at each of these offices is less than ten. We lease a small administrative office in Buckinghamshire, United Kingdom, as well as two offices in Paris, France, one of which Solea Vacances SA, our wholly owned European tour operator subsidiary, uses as a travel agency, while the other is a marketing office. We also lease an office outside of Frankfurt, Germany, which we use as a marketing office.

The majority of the property we own serves as collateral for our Revolving Credit Facility.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) Operating Results

Consolidated Results

2002 vs. 2001. 2002 was a good year for us despite the general downturn in the worldwide travel market. Income and diluted earnings per share before extraordinary items in 2002 were $60.7 million and $2.13, as compared to $31.7 million and $1.14 in 2001, respectively. (See “Other Factors Affecting Earnings” for a comparison and explanation of certain items affecting 2002 and 2001 results.) This resulted primarily from the strong results of Atlantis and One&Only Ocean Club, which together achieved their highest gross revenues ever of $507.3 million. We also refinanced our debt structure, thereby lowering our effective interest rate and reduced our interest-bearing debt by $51.8 million during 2002, both of which helped to reduce interest expense by $13.6 million in 2002 as compared with 2001. Due to the effects of the events of September 11, 2001 on most travel and gaming related businesses, we have provided additional comparisons of 2002 results with those of 2000 where we believe these are relevant.

2001 vs. 2000. Income and diluted earnings per share in 2001 were $31.7 million and $1.14, respectively, as compared to a net loss of $119.1 million and $3.86 in 2000. Results for 2000 included a $229.2 million write-down of our assets in Atlantic City (“Resorts Atlantic City”) to their net realizable value prior to the completion of the sale in April 2001. (See “Other Factors Affecting Earnings” for a comparison and explanation of certain items affecting 2001 and 2000 results.)

Atlantis and One&Only Ocean Club—Paradise Island, The Bahamas

2002 vs. 2001. Income from operations from our Paradise Island businesses (which includes Atlantis, One&Only Ocean Club and tour operations) was $87.1 million, as compared to $68.2 million in 2001 and $85.7 million in 2000. This increase was due to improved business levels combined with prudent cost-saving measures. As much of the industry continued to suffer from a decline in travel following September 11 and responded by decreasing room rates, our guiding strategy was not to embark on a discounting policy to drive business but rather to expand our marketing. This approach proved successful and our Paradise Island businesses demonstrated their strength and resilience even during such difficult times.

Net revenues for our Paradise Island businesses of $515.2 million exceeded 2001 by $42.9 million (9.1%) and 2002 was the first year in which net revenues exceeded $500.0 million. These revenues were composed of 25.2% from gaming, 35.9% from room, 25.5% from food and beverage and 13.4% from other sources.

The $13.4 million increase in gaming revenues over 2001 mainly resulted from a more favorable table hold percentage (ratio of table game win to dollar amount of chips purchased), which was a 2.5% increase over 2001. During 2002, there was a 6.3% decrease in table game drop (the dollar amount of chips purchased) from $522.9 million to $490.2 million and an increase in table hold percentage (from 13.1% to 15.6%) as compared to 2001, resulting in table game win of $76.6 million in 2002 compared to $68.5 million in 2001. In addition, slot win of $53.3 million in 2002 increased by $4.8 million over 2001.

The $8.2 million increase in room revenue over 2001 resulted from the recovery of business levels that had been adversely affected by September 11. Atlantis achieved RevPAR (revenue per available room) of $198 for the year, which was a 2.1% increase over 2001 and marginally below that of 2000. The average daily room rate at Atlantis in 2002 was $245 and occupancy was 81%. One&Only Ocean Club achieved RevPAR of $473, which was a 21.3% increase over 2001 and 31.0% above 2000.

The $10.0 million increase in food and beverage revenue was also due to the business recovery achieved.

Selling, general and administrative expenses were higher by $3.4 million compared to 2001. This resulted from a $3.4 million increase in our windstorm insurance premiums as well as a $2.7 million increase in advertising costs. Additionally, incentive bonuses to management and employees, which are based on operating results, increased by $2.9 million, and we incurred $1.2 million of lease termination costs related to the relocation of one of our offices from Fort Lauderdale, Florida to Plantation, Florida. These increases were offset by a $3.2 million decrease in provision for doubtful receivables and by the cost reduction program we implemented following September 11.

Harborside, our 50% owned timeshare joint venture on Paradise Island, was temporarily closed from August through December 2002 to repair water damage primarily resulting from 2001‘s Hurricane Michelle, which resulted in a $6.9 million charge against our share of earnings. This charge excludes any recovery of costs, which may result from a current insurance claim in respect of the remediation costs. During 2002, we recorded equity losses of $5.2 million from Harborside, as the $6.9 million charge was partially offset by $1.7 million of our share of earnings from Harborside’s operations. Equity in earnings from Harborside were $0.5 million in 2001. See “Other Items Affecting Earnings” below for further discussion.

Despite this closure, sales at Harborside are on pace with original projections with approximately 64% of the unit weeks sold to date in this first phase of the planned development.

2001 vs. 2000. Our Paradise Island businesses generated income from operations of $68.2 million in 2001, as compared to $85.7 million in 2000. The decline in operating earnings of $17.5 million (or 20.4%) was largely due to the effects of September 11, which resulted in reductions in earnings generated by the casino and rooms operations, compared to 2000, of $9.8 million and $3.2 million, respectively. In addition, operating earnings in 2001 were negatively impacted by an increase in depreciation costs of $7.6 million and an increase in selling, general and administrative expense of $3.6 million, which were partially offset by $2.0 million of business insurance proceeds received in 2001 in connection with Hurricane Michelle. Additionally, there was an increase in earnings from other casino/hotel related items, none of which was individually significant. Although Atlantis achieved a 4.1% increase in its average daily room rate to $252, occupancy in 2001 declined to 77% compared to 83% in 2000 due primarily to the effects of September 11. For the first eight months of 2001, occupancy and average daily room rate at Atlantis were 91% and $262, respectively, compared to 89% and $251, respectively, in the same period of 2000. After September 11, significantly reduced discretionary spending, disruptions in airline travel and the cancellation of business conventions had a material adverse impact on Atlantis for the remainder of the year. As a result, earnings over the twelve-month period were negatively impacted.

The Atlantis casino generated gaming win of $116.5 million in 2001 as compared to $132.1 million in 2000. The decrease in revenues for the twelve-month period, partially offset by a decrease of $5.8 million in gaming expenses, resulted in a net decline of $9.8 million (or 15%) in casino operating earnings.

In 2001, table game win of $68.5 million reflected a decrease of $12.9 million (or 15.8%) as a result of a decrease in hold percentage in table games as well as a decrease in table game drop. The table hold percentage decreased from 14.2% in 2000 to 13.1% in 2001. Table game drop was lower by $48.8 million (or 8.5%) as compared to 2000. Slot win of $48.5 million in 2001 reflected a $2.9 million decrease (or 5.6%) as compared to 2000 and was primarily due to a decrease in slot hold percentage from 9.7% in 2000 to 9.2% in 2001. The decrease in gaming expenses was mainly due to reduced promotional expenses, particularly after September 11.

The increase in depreciation expense in 2001 was mainly a result of the renovation of the Ocean Club Golf Course and Clubhouse and the addition of 50 luxury rooms and suites at One&Only Ocean Club, both of which opened in early 2001.

Selling, general and administrative expense increased in 2001 due to higher marketing costs of $4.4 million for increases in national advertising, the majority of which occurred after September 11, higher insurance costs of $3.4 million and higher information technology costs of $2.8 million. These increases were partially offset by decreases in payroll and miscellaneous costs in the amount of $7.0 million. We eliminated approximately 250 employee positions as part of our cost containment program during the fourth quarter of 2001.

Uncasville, Connecticut—Mohegan Sun

2002 vs. 2001. Mohegan Sun generated gross revenues of $1.2 billion during calendar 2002, compared to $914.3 million in calendar 2001. We recorded income from TCA under the Relinquishment Agreement and the Development Agreement of $30.9 million for 2002 compared to $27.4 million in 2001, which had been favorably impacted by certain priority payments earned by us from TCA. In addition, during 2002, TCA incurred costs of approximately $1.8 million related to the grand opening of the Mohegan Sun expansion, which reduced TCA’s income and our share of such income during this period.

2001 vs. 2000. During calendar 2001, Mohegan Sun generated gross revenues of $914.3 million as compared to $819.9 million in calendar 2000, an increase of 11.5%. We recorded income from TCA of $27.4 million and $23.6 million in 2001 and 2000, respectively.

Mauritius, Maldives, Dubai and Mexico (collectively the “Management Properties”) —Luxury Resorts

2002 vs. 2001. In 2002, we earned management fees from the Management Properties of $7.3 million as compared to $8.0 million in 2001, a decrease of 8.8%, mainly due to the closure of One&Only Le Touessrok, in Mauritius, for major renovation from January 2002 through early December 2002. The resort reopened as One&Only Le Touessrok in December 2002. During the fourth quarter of 2002, we recognized $1.5 million in development fees related to this renovation, which is included in management fees and other.

In 2002, the Management Properties generated revenues of $124.1 million as compared to $124.8 million in 2001 and had net income of $11.9 million compared to $22.3 million in 2001. Although revenues remained relatively constant, there was a $17.2 million decrease in revenue from the closure of One&Only Le Touessrok, which was offset by an increase of $6.8 million of revenues from One&Only Kanuhura (due to our acquisition of a 25% equity interest in One&Only Kanuhura on August 1, 2001), $5.5 million of revenues from One&Only Palmilla Resort, and increases from One&Only Le Saint Géran and Sugar Beach. The decrease in net income of the Management Properties was almost entirely attributable to the closure of One&Only Le Touessrok for renovations.

In 2002, excluding One&Only Le Touessrok, the occupancy and average daily room rate for the Mauritius properties were 77% and $159 as compared to 77% and $162 in 2001. At One&Only Royal Mirage, the occupancy and average daily room rate in 2002 were 72% and $232, as compared to 72% and $226 in 2001. At One&Only Kanuhura, the occupancy and average daily room rate was 54% and $296 compared to the five months ended December 31, 2001 of 44.2% and $224. At One&Only Palmilla Resort, the occupancy and average daily room rate were 60% and $373 for the fourth quarter of 2002.

As a result of the equity investments we hold in certain of our Management Properties, we recorded equity earnings of $0.9 million in 2002 compared to $2.6 million in 2001.

2001 vs. 2000. In 2001, we earned management fees from the Management Properties of $8.0 million as compared to $8.7 million in 2000, a decrease of 8.0%. In 2001, the Management Properties generated revenues of $124.8 million as compared to $133.7 million in 2000 and had net income of $22.3 million compared to $23.8 million in 2000. The 6.6% decrease in revenues was a result of reduced revenues from the Mauritius Management Properties primarily due to the devaluation of the Mauritian Rupee to the U.S. dollar and due to the effects of September 11. In addition, in 2000, SRL earned revenues from its property in the Comoro Islands, which was sold in November of that year. The decrease experienced at SRL was partially offset by revenues earned at One&Only Kanuhura for the five months during the year ended December 31, 2001 following our acquisition of a 25% equity interest in the property. The decrease in net income of the Management Properties was a result of a net loss incurred at One&Only Kanuhura, partially offset by slight increases in earnings at SRL and at One&Only Royal Mirage. For SRL, net income was higher than in 2000 primarily due to a reduction in interest expense that more than offset the effect of the devaluation of the Mauritius Rupee.

In 2001, the occupancy and average daily room rate for the Mauritius Management Properties were 77% and $162, as compared to 83% and $160 in 2000. At One&Only Royal Mirage, the occupancy and average daily room rate in 2001 were 72% and $226, as compared to 82% and $202 in 2000. At One&Only Kanuhura, the occupancy and average daily room rate for the five months ended December 31, 2001 were 44% and $224.

As a result of the equity investments we hold in all of our Management Properties (other than One&Only Royal Mirage) we recorded equity earnings of $2.6 million in 2001 compared to $3.4 million in 2000.

Other Revenues

2002 vs. 2001. During 2002, other revenues increased by $9.2 million due primarily to the opening of two additional retail outlets at Atlantis, an increase in telephone revenues and various other items.

2001 vs. 2000. During 2001, other revenues increased by $7.2 million due primarily to the revenues generated from the renovated Ocean Club Golf Course, which reopened in January 2001.

Corporate Expense

2002 vs. 2001. We continuously explore new business opportunities, and all associated costs are written off to corporate expenses as incurred. Corporate expenses increased by $7.9 million for 2002 as compared to 2001. This increase was primarily due to increased costs incurred for new projects, in particular relating to our strategy to expand the number of luxury resorts we manage, retaining senior development personnel in anticipation of future new projects, litigation expenses relating to the settlement with a major shareholder and increased management and employee bonuses paid as a result of our strong results.

2001 vs. 2000. General corporate expenses were virtually flat for the year 2001 compared to 2000. We incurred higher new project development costs of approximately $2.0 million in 2001 as compared to 2000. The increase in new project development costs was offset by reduced payroll and related costs, as well as a reduction in information technology costs allocated to corporate in 2001.

Depreciation and Amortization

2002 vs. 2001. Depreciation and amortization in 2002 was $56.3 million, as compared to $51.5 million in 2001. This increase was due primarily from the renovation of approximately 400 rooms in the Coral Towers and the completion of various other projects at Atlantis.

2001 vs. 2000. Depreciation and amortization in 2001 was $51.5 million, $8.7 million lower than in 2000 due to the sale of Resorts Atlantic City.

Interest Income

2002 vs. 2001. Interest income in 2002 was $3.5 million, as compared to $7.5 million in 2001, due primarily to interest earned during the first four months of 2001 on the proceeds of the Resorts Atlantic City sale. In addition, in 2001, we earned interest on a $17.5 million note issued to us in connection with the Resorts Atlantic City sale. The promissory note and accrued interest was repaid in full in March 2002 and the proceeds were used to repay debt.

2001 vs. 2000. In 2001, interest income was $7.5 million as compared to $4.2 million in 2000. This increase was primarily due to interest earned during the first four months of 2001 on the proceeds of the Resorts Atlantic City sale. In addition, as noted above, in 2001, we earned interest on a $17.5 million note issued to us on April 25, 2001, in connection with the Resorts Atlantic City sale.

Interest Expense

2002 vs. 2001. During 2002, interest expense decreased by $13.6 million or 25.8%, as compared to 2001, as a result of the reduction of interest-bearing debt totaling $51.8 million during 2002 and lower effective interest rates. The lower effective interest rates were achieved by swapping fixed rate debt at 8-7/8% for variable debt at LIBOR plus approximately 300 basis points and due to a larger portion of our debt being financed with borrowings under our revolving credit facility bearing interest at LIBOR plus 200 basis points. Also, in 2001 interest expense included $3.4 million in refinancing costs, which were written off when we cancelled our old interest rate swap agreements. The average cost of debt, including the effect of interest rate swaps, during 2002 was 7.4% compared to 8.8% in 2001.

2001 vs. 2000. Interest expense in 2001 was higher than the previous year by $7.0 million (or 15.4%). The high level of capitalized interest in 2000 was mainly related to project capital expenditures that were financed with debt in 2000 which resulted in $11.1 million of capitalized interest in 2000, compared to $1.1 million in 2001. During construction, related interest costs were capitalized to these projects, which included an additional 50 luxury rooms and suites at One&Only Ocean Club and the renovation of the Ocean Club Golf Course. The increase due to project completion was partially offset by a reduction in cash interest due to a reduction in the weighted average amount of borrowings outstanding.

Other Factors Affecting Earnings

2002 vs. 2001

Kerzner Interactive Limited

On January 1, 2002, Kerzner Interactive Limited, our Internet gaming subsidiary, commenced operations. In February 2002, we agreed to sell 50% of Kerzner Interactive Limited to Station, who paid us at that time a non-refundable deposit of $4.5 million. Subsequently, this agreement was restructured and Station received an option through early January 2003 to purchase 50% of the operation in consideration for the $4.5 million previously received. During 2002, several countries made it increasingly difficult for their citizens to gamble on-line. Further, as a licensed operator in the Isle of Man, we imposed numerous restrictions and controls on how we operated this business, which had the effect of making it difficult for us to compete against companies operating in a less rigorous manner. As a result, we concluded that this business would not be economically viable in the short to medium term. We discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003 and the Company and Station mutually agreed to terminate this transaction. Losses and closure costs in 2003 will largely be offset by the recognition of income of the $4.5 million option consideration.

During 2002, included in our consolidated results is a net loss from Kerzner Interactive Limited of $8.1 million. During 2001, we incurred $4.6 million in pre-opening expenses in connection with Kerzner Interactive Limited.

Debt Retirement

During 2002, we incurred a $20.5 million extraordinary loss, net of income tax, on the early retirement of debt, in connection with the refinancing of our debt structure. Of this amount $14.6 million related to our 9% Senior Subordinated Notes and $5.9 million related to our 8-5/8% Senior Subordinated Notes. The extraordinary loss included premiums paid on the repurchases and redemption of the notes, the write-off of related discounts and unamortized debt issuance costs.

Settlement of Territorial and Other Disputes

During 2002, we recognized a $14.5 million gain on the settlement of territorial and other disputes with a major shareholder. Of the $32.1 million received, $21.3 million, which related to certain contractual obligations that the major shareholder had to us, has been classified as deferred revenue as of the end of the year and will be recognized as other revenues over the term of the original underlying agreements or approximately $3.5 million of income each year for the next 6 years. The remaining amount of $9.4 million, net of direct legal expenses was recognized as income during 2002. During the second quarter of 2002, we recognized a $5.1 million net gain on the settlement of a previous territorial dispute with a major shareholder.

Construction Remediation Costs at Harborside

Harborside was closed at the end of August 2002 in order to repair water damage resulting primarily from Hurricane Michelle. During the fourth quarter of 2002, these repairs were completed and the resort reopened in December 2002. Our share of construction remediation costs was $6.9 million. This loss has not been reduced by any potential insurance recovery, but Harborside has filed a claim with its insurers, which is presently under negotiation. Should Harborside receive a related insurance recovery in the future, we would partially offset this loss.

Restructuring Costs

In 2001, we provided $5.7 million related to the termination of certain employees following September 11. In 2002, we reversed $1.0 million of this provision as it remained unused due to the release of fewer employees and the amounts were settled for less than originally planned.

Other

Other items during 2001 were a $6.9 million gain from the sale of luxury home sites at Ocean Club Estates and $2.3 million of pre-opening expenses related to the opening of the Ocean Club Golf Course.

2001 vs. 2000

Resorts Atlantic City

As of December 31, 2000, we accounted for Resorts Atlantic City as an investment held for sale and during 2000 recognized a loss of $229.2 million to write-down the related assets to their net realizable value. Accordingly, as of January 1, 2001, the operations of Resorts Atlantic City (which we sold on April 25, 2001) were no longer included in our consolidated financial statements.

Transaction Costs

In 2000, we incurred transaction costs of $7.0 million in connection with a self-tender offer to repurchase 5.0 million Ordinary Shares at $24 per share and the termination of a proposed acquisition by our then majority shareholder to acquire all of our outstanding Ordinary Shares that it did not already own.

Purchase Termination Costs

In 2000, we incurred $11.2 million of purchase termination costs related to the abandoned acquisition of the Desert Inn, Las Vegas.

Other

In 2000, we incurred $7.6 million of pre-opening expenses related to the expansion of Ocean Club Estates and the opening of the golf course at Ocean Club Estates. Also, in 2000, we recorded a net gain of $76.4 million from the sale of luxury home sites at Ocean Club Estates.

Other Matters

Foreign Currencies

We prepare our financial statements in U.S. dollars. Our most significant non-U.S. operations are in The Bahamas. Due to current governmental policies in The Bahamas that equate one Bahamian dollar to one U.S. dollar, we believe that we do not have material market risk exposures in this jurisdiction relative to changes in foreign exchange rates. Due to the stability of the other markets in which we operate, we also believe that we do not have material market risk exposures in these jurisdictions relative to changes in foreign exchange rates.

(B) Liquidity and Capital Resources

During 2002, cash generated from operations allowed us to reduce our interest bearing debt by $51.8 million. We have no significant short-term debt and our long-term debt is comprised of an Amended Revolving Credit Facility balance due in 2006 and $400 million in 8-7/8% Senior Subordinated Notes due 2011. Our Amended Revolving Credit Facility is $300 million, of which $226.9 million was available at December 31, 2002. In addition, at December 31, 2002, we held $38.9 million in cash and cash equivalents, including $4.8 million in restricted cash.

We believe our operating cash flows, as a percentage of operating income, were higher than many of our competitors due primarily to the management fee nature of a portion of our income (which requires minimal investment), the lack of any corporate income tax in The Bahamas and net operating loss carryforwards that offset our U.S.-sourced income. We believe that available cash on hand, combined with funds generated from operations and availability under our bank credit facility will be sufficient to finance our cash requirements over the next twelve months.

Effective January 1, 2003, the lenders have agreed that borrowings under our amended revolving credit facility will be based on a borrowing base calculation, such that we can draw the lesser of a borrowing base or the commitment amount. Under the borrowing base calculation as of December 31, 2002, our borrowing limit would have been $300.0 million, as the anticipated borrowing base calculation would have exceeded the commitment amount. See “Item 10. Additional Information, (C) Material Contracts-Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility” for a description of the borrowing base.

Operating Activities

During 2002, we generated $125.6 million of cash flow from operating activities compared to $99.3 million during 2001. This increase was primarily due to Atlantis’ improved operating performance, decreased interest payments on debt and $32.1 million received from the settlement of a territorial dispute partially offset by an increase in working capital as net gaming and hotel receivables were greater at December 31, 2002 than at December 31, 2001.

Investing Activities

During 2002, net cash outflows used in investing activities were $72.0 million compared to cash inflows provided from investing activities of $57.6 million last year. The 2001 net inflow was primarily due to the sale of Resorts Atlantic City in 2001, from which we received $120.9 million in cash.

On September 12, 2002, we completed the acquisition of a 50% equity interest in the 115-room luxury One&Only Palmilla Resort, near Cabo San Lucas in Baja, Mexico, for $40.8 million, including transaction costs. This was funded through a combination of cash on hand and borrowings under our revolving credit facility. In April 2003, One&Only Palmilla Resort commenced a $80.0 million expansion project that will increase the room count to 172 rooms and significantly upgrade the amenities and public areas offered by the resort. The expansion is expected to be completed by early 2004 (subject to obtaining all necessary local permits and approvals) and will be financed by One&Only Palmilla Resort through local project financing, which is supported by a $38.0 million guarantee from Kerzner. (See Note 22 in the Consolidated Financial Statements.)

Our business requires capital to both develop and maintain our properties. During 2002, we used $39.5 million for capital expenditures, net of insurance proceeds received, which includes $15.7 million on several development and renovation projects on Paradise Island with the balance primarily used for ongoing capital expenditures on Paradise Island. During 2002, these expenditures were funded through internally generated funds. During 2003, we anticipate our capital expenditures to be approximately $55.0 million, including the costs of a new state-of-the-art computerized reservation system and customer database.

During 2003, we anticipate making approximately $25.0 million in advances related to new One&Only projects.

Financing Activities

During the year, we used $49.7 million in net financing activities. Cash received during the year included $206.0 million from the issuance of our 8-7/8% Senior Subordinated Notes and $47.7 million of net borrowings from our revolving credit facility. We used these proceeds together with cash on hand to redeem our 9% Senior Notes for $209.0 million and our 8-5/8% Senior Notes for $104.1 million. This refinancing resulted in the extension of the average maturity of our public debt by more than four years and decreased our average borrowing rate. (See Note 12 in the Consolidated Financial Statements.)

As shown in Future Commitments and Funding Sources, as of December 31, 2002, we do not have any significant debt repayments due until November 2006, when our revolving credit facility matures. The principal of our 8-7/8% Senior Subordinated Notes is not due until August 2011. We anticipate that prior to maturity, interest payments will be provided from cash flows from operations. At December 31, 2002, we had approximately $226.9 million available under our revolving credit facility for use in 2003. During 2002, our average cost of debt was approximately 7.4%.

Market Risks

Our major market risk exposure is interest rate risk directly related to our bank debt and interest rate swaps on $200 million of our fixed rate debt. We attempt to limit our exposure to interest rate risk by managing the mix of fixed and floating rate debt, and by entering into variable interest rate swap agreements to hedge a portion of our fixed rate debt. These interest rate swap agreements are entered into with a group of financial institutions with investment grade credit ratings, thereby minimizing counterparty credit risk.

In August and December 2001, we entered into fixed-to-variable rate swap agreements with respect to our 8-7/8% Senior Subordinated Notes due 2011, which were issued in August 2001. As of December 31, 2002, the aggregate notional amount of the swap agreements was $200.0 million and they mature in August 2011 concurrent with our 8-7/8% Senior Subordinated Notes. Under the terms of the swap agreements, we make payments based on specific spreads over six-month LIBOR and receive payments equal to the interest payments due on the notes. The spreads in excess of six-month LIBOR are 3.02% for $150.0 million, 2.95% for $25.0 million and 2.91% for the remaining $25 million. As of December 31, 2002 and 2001, the weighted average variable rate on the swap agreements was 5.00% and 6.12%, respectively. Giving effect to these swap agreements, our fixed and floating rate debt represented approximately 42% and 58% as of December 31, 2002 and 57% and 43% as of December 31, 2001, respectively.

In connection with our interest rate swap agreements, for every 100 basis points that LIBOR increases or decreases, correspondingly, interest expense changes by $2.0 million per annum.

Other Matters

Critical Accounting Policies

Our critical accounting policies include those which require our most subjective or complex judgments as a result of the need to make estimates when there is uncertainty as to their financial effects. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. We provide allowances for doubtful accounts arising from casino, hotel and other services, which are based upon a specific review of certain outstanding receivables. In determining the amounts of the allowances, we are required to make certain estimates and assumptions. Accruals for potential liabilities related to any lawsuits or claims brought against us, calculation of inventory reserves, calculation of income tax liabilities, valuation allowance on deferred tax assets and other liabilities require that we apply significant judgment in determining the appropriate assumptions for use in the calculation of financial estimates. Actual results may differ from these estimates and assumptions. We periodically assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of these actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. There can be no assurance that actual results will not differ from our estimates. To provide an understanding of the methodology we apply, our significant accounting policies are discussed where appropriate and in the notes to our consolidated financial statements.

Although all of the policies identified in the notes to the consolidated financial statements are important in understanding the consolidated financial statements, the policies discussed below are considered by management to be central to understanding the consolidated financial statements because of the higher level of measurement uncertainties involved in their application.

Long-Lived Assets. We review our long-lived assets and certain identifiable intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If changes in circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition are estimated. If the undiscounted value of the future cash flows is less than the carrying value of the asset, the carrying value of the long-lived asset will be reduced by the amount which the carrying value exceeds fair value. We do not believe that any such changes have occurred except as a result of the Resorts Atlantic City Sale and the Atlantic City Option, as discussed in the notes to the consolidated financial statements.

Income Taxes. We are subject to income taxes in certain jurisdictions. Accordingly, the accompanying consolidated statements of operations include a provision for income taxes based on the prevailing tax laws of those jurisdictions.

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period in which we determine it is more likely than not that deferred tax assets will or will not be realized. We considered these factors in reaching our conclusion to reduce the valuation allowance during 2002, which resulted in a reduction to our provision for income taxes.

Recent Accounting Pronouncements

Classification of Extraordinary Items. In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt” (“Statement 4”), and an amendment of Statement 4, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking Fund Requirements” (“Statement 64”). SFAS 145 also rescinds FASB Statement No. 44, and amends FASB Statement No. 13. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion 30 for classification as an extraordinary item shall be reclassified.

Under Statement 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS 145 eliminates Statement 4 and, thus, the exception to applying APB Opinion 30 to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking fund requirements—the exception to application of Statement 4 noted in Statement 64). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion 30. Applying the provisions of APB Opinion 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item.

We believe the adoption of SFAS 145 will require the $20.5 million extraordinary loss on extinguishment of our 8-5/8% Senior Subordinated Notes and our 9% Senior Subordinated Notes recognized during the year ended December 31, 2002 to be reclassified upon adoption of SFAS 145 in 2003.

Exit or Disposal Activities. In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Adoption of SFAS 146 is not expected to have a significant impact on our financial position or results of operations.

Guarantees. In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor’s obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur.

The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002 and have been included in the notes to the consolidated financial statements.

We currently guarantee certain amounts related to certain of our equity method investments. We have not recognized a liability for any guarantee issued prior to December 31, 2002, the effective date of this interpretation. If in the future we modify the current guarantees or issue new guarantees, we will be obligated to recognize a liability at an estimate of the guarantee’s fair value.

Consolidation of Variable Interest Entities. In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). This interpretation of Accounting Research Bulletin 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, or (ii) the equity investors lack one or more of the following characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities, or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation of the risk of absorbing the expected losses.

FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We have not yet assessed the impact that FIN 46 will have on our financial position or results of operations.

Fair Value of Stock Options. We have elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations in accounting for our employee stock options as allowed pursuant to FASB Statement No. 123, as amended. Accordingly, no compensation expense has been recognized for the years ended December 31, 2002, 2001 and 2000.

Our accounting for our employee stock options complies with accounting practices generally accepted in the U.S. However, from time to time, proposals have been put forth to change the method of accounting for employee stock options that, if adopted, would require us to include the fair value of employee stock options in our compensation expense. As a result of recent events in the business and financial community of the U.S., Congress, the SEC and the accounting profession have been engaged in reevaluating employee compensation and its accounting, and several new proposals concerning the proper accounting for employee stock options have recently been put forth. It is not possible to predict whether any such proposal will ultimately be adopted, or, if such a policy is adopted, what its requirements may be. However, it is possible that we may in the future be required under accounting principles generally accepted in the U.S. to include the fair value of our employee stock options in our compensation expense.

Had compensation cost for our stock option plans been determined on the basis of the fair value at the grant date for awards under those plans, consistent with FASB Statement No. 123, and as amended by FASB Statement No. 148, and our existing valuation method for our employee stock options, the Black-Scholes option-pricing model, we estimate that our net income for the years ended December 31, 2002 and 2001 would have been reduced by 16% and 29%, respectively. For the year ended December 31, 2000, we estimate that our net loss would have increased by 6%. However, FASB Statement No. 123 requires the use of option valuation models that require the input of highly subjective assumptions, including expected stock price volatility, and to date, a uniform standard for calculating the fair value of employee stock options in accordance with FASB Statement No. 123 has not been adopted. Because our stock options have characteristics significantly different from traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable measure of the fair value of our employee stock options. In addition, the effect of applying the fair value method of accounting for stock options on reported net income (loss) for 2002, 2001 and 2000 may not be representative of the effects for future years because outstanding options vest over a period of several years and additional awards are generally made each year.

Change in Independent Public Accountants

On June 24, 2002, we removed Arthur Andersen LLP (“Andersen”) as our independent public accountants and on June 24, 2002 retained Deloitte & Touche LLP (“D&T”) as the Company’s new independent public accountants for the fiscal year 2002. This change was made upon the recommendation of the audit committee of the Company’s Board of Directors and with the approval of the Company’s Board of Directors. The decision to change independent public accountants was based on the continuing uncertainty regarding Andersen’s future and is not a reflection of Andersen’s commitment or the quality of the services it provided to the Company.

Andersen’s reports on the Company’s consolidated financial statements for the years ended December 31, 2001 and December 31, 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2001 and December 31, 2000 and through the date of their dismissal, there were no disagreements with Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Andersen’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company’s consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Andersen with a copy of the foregoing disclosures and Andersen stated its agreement with such statements.

During the years ended December 31, 2001 and December 31, 2000 and up to the date of their engagement, the Company did not consult D&T with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

There were no disagreements with Andersen or D&T on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure during 2002.

(C) Research and Development, Patents and Licenses

Not applicable.

(D) Trend Information

During the first quarter of 2003, Atlantis’ results were affected during the last two weeks of the quarter by travel concerns arising from the war in Iraq, as Atlantis’ occupancy for the month of March was 90% as compared to 93% in the same period last year. Atlantis had been on pace to achieve similar occupancy levels to those achieved in the same period last year prior to the beginning of the war.

Despite the decrease in occupancy in the second half of March, Atlantis’ RevPAR of approximately $239 was relatively flat compared to the same period last year. Atlantis achieved an average occupancy of 83% at an average daily room rate (“ADR”) of $289, which compares to average occupancy of 85% and ADR of $284 in 2002. Bookings trends have improved and Atlantis has benefited from strong demand in April as RevPAR for this month finished ahead of the same period last year. However, May 2003 occupancy decreased by 3.3% as bookings decreased due in part to a delay in a major advertising campaign that was scheduled to be launched during the war in Iraq. Early indications of our current marketing efforts is that phone volume is building daily and room nights in June are projected to equal those of the same period last year.

In the Atlantis Casino, slot win for the quarter ended March 31, 2003 increased by 4%. Table game drop was 5% lower in the quarter than during the same period last year as the current quarter faced a difficult comparison due primarily to the shift in the Easter holiday from March to April in 2003. In April 2003, table game drop increased by 45% while slot win held steady compared to April 2002, due to the shift in the Easter holiday and the effects of September 11 still being felt in 2002.

Management fees earned by us related to the operations at Sun Resorts Limited for the year ended December 31, 2002 amounted to $7.1 million. We anticipate that such fees will be approximately $5.7 million in 2003, due to our 80% ownership interest in One&Only (Indian Ocean) Management Limited. Effective January 1, 2003, the management contracts for SRL and Kanuhura are now held in this company. See “Item 4. Information on the Company, (B) Business Overview—One&Only Resorts—Indian Ocean.”

Relinquishment and Development Fees earned by us from TCA was $30.9 million for the year ended December 31, 2002. We anticipate that such fees will be increased for the year ended December 31, 2003 due to the increase in Mohegan Sun revenues due to the expansion completed in mid-2002.

We expect our insurance costs to increase by approximately $6.5 million during 2003 as compared to 2002, as the Paradise Island operations will now bear a full year’s charge at higher rates for “all risks” insurance.

In connection with $200 million of our 8-7/8% Senior Notes, we have entered into interest rate swap agreements to hedge this portion of our fixed rate debt, in which the rates paid by us are at six-month LIBOR plus 291 to 302 basis points. In connection with our interest rate swap agreements, for every 100 basis points that LIBOR increases or decreases, correspondingly, interest expense changes by $2.0 million per annum.

In July 2002, we acquired $15.0 million of 7.74% senior notes due 2004 of LCI for approximately $13.2 million. LCI is a British-based casino operator with casinos in Britain, Egypt, and South Africa. LCI currently has a high level of outstanding debt and the demands of its debt holders could affect its business operations and its ability to service its indebtedness. The possible liberalization of the regulation of the gaming industry in the United Kingdom may have a positive impact on LCI’s operations. We anticipate that there may be future gaming opportunities in the United Kingdom, as discussed in “Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments.”

(E) Off-Balance Sheet Arrangements

At December 31, 2002, our off-balance sheet arrangements and other commitments were as follows (in thousands):

                                                                Total Amount of
                         Other Commitments                        Commitment

              Reethi Rah - Financings (a)                          $ 47,000
              Guarantee - One&Only Kanuhura (b)                      10,712
              One&Only Palmilla Resort Completion Guarantee (c)      38,000
                                                                    -------
              Total other commitments                               $95,712
(a)

On December 4, 2002, we entered into a senior subordinated credit agreement with Reethi Rah Resort Pvt Ltd and various other financial institutions (the “Senior Lenders”). The agreement, as amended in 2003, obligates Kerzner to make completion loans (in an amount not to exceed $35.0 million) and operating loans (in an amount not to exceed $3.0 million per year, for a four-year period). The purpose of the completion loans is to provide subordinated financing for the building and developing of a new resort on Medhufinolhu, Kaafu Atoll, Republic of Maldives. The purpose of the operating loans is to provide working capital on a standby basis to the new resort once it has opened. Among other conditions, Kerzner is not obligated to make any completion loan after the resort has opened or until Reethi Rah Resort Pvt Ltd has borrowed a minimum of $20.0 million from the Senior Lenders. Kerzner is not obligated to make any operating loans unless, among other conditions, the resort has opened for business to the general public. Once made, both the completion loans and the operating loans will be subordinated to all other loans made to the borrower by the Senior Lenders and will become immediately due and payable upon termination or cancellation of our management agreement related to the property.

As a condition to entering the senior subordinated credit agreement, we obtained a personal guarantee from Mohamed Adil, an indirect holder of the majority outstanding shares in Reethi Rah Resort Pvt Ltd, pursuant to which Mr. Adil unconditionally guaranteed all of the payment and performance obligations of Reethi Rah Resort Pvt Ltd to Kerzner under the senior subordinated credit agreement and certain other agreements relating to the resort. Reethi Rah Resort Pvt Ltd also granted us a security interest in substantially all of the assets that will comprise the new resort, including a long-term lease that Reethi Rah Resort Pvt Ltd has obtained from the government of the Maldives.

Subject to certain conditions, SRL has a right of first refusal to participate equally with us in any development project in specified Indian Ocean territories. SRL’s board of directors has approved the exercise of its right to participate on a proportionate basis (currently 20%) with us in connection with the Reethi Rah project. Upon signing of definitive agreements, it will assume its proportionate share (currently 20%) of the above mentioned commitment amount. See “Item 4. Information on the Company, (B) Business Overview—The Properties—One&Only Resorts—Indian Ocean.”

(b)

In connection with our purchase of a 25% equity interest in One&Only Kanuhura, we were required to guarantee certain of its obligations to its other shareholders. We are not obligated under these guarantees unless the property’s senior bank debt agreement prevents available cash flow from being distributed to the shareholders, nor until One&Only Kanuhura repays certain senior debt owed to us. As of December 31, 2002, the amount of senior debt owed to us was $4.5 million, excluding accrued interest. Our obligations under these guarantees expire when the underlying obligations are repaid.

(c)

We have agreed to guarantee up to $38.0 million of debt-financing that One&Only Palmilla Resort obtains from third-parties. We have agreed to provide these guarantees for a period ending no later than the later of (i) the date of repayment at maturity of the underlying obligations or (ii) three years from the date of the guarantee. The purpose of these guarantees is to assist One&Only Palmilla Resort in obtaining financing for its planned redevelopment on commercially reasonable terms. In addition, to the extent that One&Only Palmilla Resort incurs expenditures that we approve in excess of budgeted amounts and for which it is otherwise unable to obtain third-party financing, we have agreed to make unsecured subordinated loans to One&Only Palmilla Resort in the amount of such expenditures. Any amounts loaned to cover such expenditures must be prepaid no later than December 31, 2008. As of June 30, 2003, One&Only Palmilla Resort has borrowed $30.0 million under an interim credit agreement dated as of March 14, 2003, and as amended on June 20, 2003, and we and certain of our subsidiaries have guaranteed in full the repayment of such amounts. We expect One&Only Palmilla Resort to refinance the interim credit agreement by the time it becomes due on August 29, 2003. The planned redevelopment will require the resort to be closed from April 2003 to early 2004. It is expected to cost $80.0 million at the property level and will increase the room count to 172 rooms and significantly upgrade the amenities and public areas offered by the resort.

(F) Tabular Disclosure of Contractual Obligations

At December  31, 2002,  our  material  contractual  obligations,  with initial or remaining  terms in excess of one year, were as follows (in thousands):

                                                                    Payments Due by Year
                                      ---------------------------------------------------------------------------------
   Contractual Cash Obligations        2003     2004         2005       2006       2007      There-        Total(a)
                                                                                            after
  Senior Subordinated Notes (a)       $     -  $      -     $      -   $      -   $      -   $ 400,000    $  400,000
  Revolving Credit Facility (b)             -         -            -     72,000          -           -          72,000
  Operating leases                      5,014     2,413        1,912      2,324      1,819      19,806        33,288
  Capital leases                          275       326          130          -          -                      731
  Total contractual cash
      obligations                     $ 5,289  $  2,739     $  2,042   $74,324    $  1,819   $ 419,806    $  506,019

(a)   See  Note  12 - "Long-Term  Debt"  of  the  Notes  to  our  consolidated  financial  statements  for a  further description of our debt commitments.

(b)   As of December 31, 2002, we had $226.9 million  available under the revolving credit  facility,  after giving effect to the $72.0 million of borrowings  outstanding and the $1.1 million in letters of credit  outstanding on that date.

ITEM 1.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

 (A)  Directors and Senior Management

The current directors of the Company are:

                                            Country of                                Director
Name                                        Citizenship                               Since
------------------------------------------- ----------------------------------------- --------------
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

The current executive officers of the Company are:

                                                                                                  Executive
                                                                                                  Officer
Name                             Title                                                Age         Since
----------------------------     -------------------------------------------------    --------    --------------
Solomon Kerzner                  Chairman and Chief Executive Officer                 67          1993
Howard B. Kerzner                President                                            39          1995
Charles D. Adamo                 Executive Vice  President - Corporate  Development     42          1995
                                 & General Counsel
John R. Allison                  Executive Vice President - Chief Financial Officer     57          1994

The executive officers serve indefinitely at the pleasure of the Board of Directors.

Solomon Kerzner, Chairman and Chief Executive Officer: Mr. Kerzner has been our Chairman and Chief Executive Officer since October 1993 and from October 1993 to June 1996 he served as our President. Mr. Kerzner is the Chairman of WLG, which, together with its affiliates, owns approximately 16.5% of our shares and has the right to vote an additional 4.1% of our shares. Mr. Kerzner is one of the visionary leaders of the resort and gaming industries. Prior to founding Kerzner, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market segments by developing Sun City, located near Johannesburg, South Africa. Sun City features four hotels with approximately 1,300 rooms, an entertainment center that includes a 6,000-seat indoor superbowl, a 46-acre man-made lake for water sports and approximately 55,000 square feet of gaming space. In 1992, Sun City was expanded to include The Lost City, a themed resort that features a 350-room luxury hotel and a man-made jungle in which over one million trees were transplanted. Mr. Kerzner has been responsible for the development of 21 hotels and founded both of southern Africa’s largest hotel groups, Southern Sun Hotels and Sun International South Africa. We do not have any interest in any of the southern African properties developed by Mr. Kerzner. Mr. Kerzner is the father of Mr. Howard B. Kerzner.

Howard B. Kerzner, President: Mr. Kerzner joined Kerzner in May 1995 as Executive Vice President—Corporate Development and has been President since June 1996. Prior to that time, he was Director—Corporate Development of SIIL from September 1992. Previously, Mr. Kerzner was an Associate of Lazard Frères & Co. LLC from September 1991. Prior to that Mr. Kerzner worked for the First Boston Corporation. Mr. Kerzner is the son of Mr. Solomon Kerzner.

Charles D. Adamo, Executive Vice President—Corporate Development & General Counsel: Mr. Adamo joined Kerzner in May 1995 as General Counsel and has been responsible for corporate development since January 1997. Prior to that time, he was Group Legal Advisor of SIIL from September 1994. Previously, Mr. Adamo was engaged in the practice of law at the firm of Cravath, Swaine & Moore LLP in New York from 1986. Mr. Adamo is admitted to the bar in the State of New York.

John R. Allison, Executive Vice President--Chief Financial Officer: Mr. Allison joined Kerzner in May 1995 as Chief Financial Officer. Mr. Allison joined SIIL in March 1994 as Group Financial Director. From December 1987 until February 1994, Mr. Allison was Financial Director of Sun International Inc., a resort and management holding company with interests in approximately 27 hotels in southern Africa. Prior to that time, he was the Group Financial Director of Kimberly-Clark (South Africa) Limited for four years. He is a fellow of the Institute of Chartered Accountants in England and Wales and a member of the South African Institute of Chartered Accountants.

Peter N. Buckley, Director: Mr. Buckley has been a Director since April 1994. Mr. Buckley is Chairman of Caledonia, which currently owns approximately 20.7% of our Ordinary Shares and has the right to vote an additional 4.1% of our Ordinary Shares. In 1994 he was appointed Chairman of Caledonia having been Deputy Chairman and Chief Executive since 1987. He is also Chairman of Bristow Helicopter Group Limited. He is a non-executive Director of Close Brothers Group PLC and Offshore Logistics, Inc. (a NYSE listed company).

Howard S. Marks, Director: Mr. Marks has been a Director since April 1994. Mr. Marks is Chairman of Oaktree Capital Management, LLC, which manages funds in excess of $20.0 billion for institutional investors. Previously, Mr. Marks was employed by The TCW Group, Inc. where he became Chief Investment Officer for Domestic Fixed Income and President of its largest affiliate, TCW Asset Management Company.

Eric B. Siegel, Director: Mr. Siegel has been a Director since April 1994. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P. Mr. Siegel is also a Director and Chairman of the Executive Committee of El Paso Electric Company, a publicly traded utility company.

Heinrich von Rantzau, Director: Mr. von Rantzau has been a Director since July 2001. Mr. von Rantzau is a principal of Cement Merchants SA, which currently beneficially owns approximately 13.5% of our Ordinary Shares, and an executive of Deutsche Afrika-Linien GmbH, Reederei John T. Essberger and VORA Schiffahrts-und Beteiligungsgesellschaft GmbH. Mr. von Rantzau is a board member of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and a member of the Trade Advisory Board of Germanischer Lloyd, Lloyd’s Register of Shipping and German National Committee.

We agreed to include in the slate of directors submitted by us to our shareholders for election one individual designated by each of WLG, Caledonia and CMS, subject to their retaining a minimum beneficial ownership of our Ordinary Shares. See “Item 7. Major Shareholders and Related Party Transactions, (B) Related Party Transactions—Registration Rights and Governance Agreement.”

(B) Compensation

The aggregate cash compensation for our directors and officers, including salaries, bonuses and benefits in kind granted, for the year ended December 31, 2002 was $5.6 million. None of the directors or officers participates in our pension plan. We do not set aside any amounts for pension or retirement benefits for any of our directors or officers.

Effective from January 1, 2001, we have a bonus plan whereby our employees, including officers, will qualify for bonuses if we attain either certain levels of earnings or EPS, and such bonuses will be calculated as a percentage of each individual’s salary. Such percentage will be based on, among other things, each employee’s level of responsibility. Bonuses paid to our officers under this bonus plan could reach a maximum of 60% of the respective employee’s base salary.

We have adopted stock option plans for our employees, officers and directors in 1995 (the “1995 Plan”), in 1997 (the “1997 Plan”), in 2000 (the “2000 Plan”) and collectively the “Plans” that provide for the issuance of options to acquire an aggregate of 7,500,000 Ordinary Shares. As of May 31, 2003 a total of 7,587 Ordinary Shares remained available for grant. The 1995 Plan provides for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options and thereafter in installments of 20% per year over a four-year period. Options issued under the 1997 Plan become exercisable one year from the date of grant with respect to 20% of such options and thereafter in installments of 20% per year over a four-year period. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over a two-year period. Options granted under the Plans have a term of 10 years from the date of grant. Our employees, officers and directors may be granted options under the Plans. Such options may be transferred to trusts with respect to which any such participants are beneficiaries and corporations or to other entities controlled by such participants.

On May 7, 2002, our Board of Directors resolved, under certain conditions, to make available to employees and directors holding options with an exercise price higher than $32.00 per share, an offer to surrender all or some of the options granted to them under the Plans. In exchange, such employees and directors would have the possibility, under certain conditions, to be granted new options giving the right to subscribe for 75% of the number of shares as the surrendered options. The exercise price for the new options would be the fair market value of the Ordinary Shares on the new grant date, which would be no sooner than six months and one day after the cancellation date of the old options, subject to the conditions set forth in the Schedule TO (Tender Offer) documents filed with the SEC on May 27, 2002, the commencement date of the offer period. The offer to option holders under the exchange program expired on June 25, 2002. The 1,227,600 eligible options that were properly submitted for exchange were accepted and cancelled effective June 26, 2002. Such options represent substantially all those that were eligible for exchange. We granted 920,700 new options, which have similar terms to the cancelled options, in exchange for the cancelled options on December 26, 2002 at a price of $20.07.

During the year 2002, options to purchase an aggregate of 403,000 Ordinary Shares, pursuant to the Plans described above, were granted to our directors and officers. Of these shares, 302,000 were issued as part of the stock option tender offer discussed above. As of December 31, 2002, total options to acquire 5,347,000 Ordinary Shares were outstanding, of which 3,160,000 were exercisable as of that date. As of December 31, 2002, our officers and directors, as a group, held options to acquire approximately 2,727,000 Ordinary Shares, of which approximately 1,941,000 are currently exercisable. The options outstanding related to the officers and directors as of December 31, 2002 were granted at exercise prices ranging from $11.69 to $41.63. The expiration dates for these options range from 2005 to 2012.

As of May 31, 2003, total options to acquire 5,287,000 Ordinary Shares were outstanding, of which 3,316,000 were exercisable as of that date. As of May 31, 2003 our officers and directors, as a group, hold options to acquire approximately 2,727,000 Ordinary Shares, of which approximately 2,008,000 are currently exercisable. The options outstanding related to the officers and directors as of May 31, 2003 were granted at exercise prices ranging from $11.69 to $41.63. The expiration dates for these options range from 2005 to 2013.

(C) Board Practices

Pursuant to our Articles of Association, as amended, our maximum number of directors is fixed at five. At our September 24, 2001, annual meeting of shareholders, our existing directors, consisting of Mr. S. Kerzner, Mr. Buckley, Mr. Marks, Mr. Siegel and Mr. von Rantzau were elected to terms set to expire at our annual general meeting to be held in 2004.

Our Board of Directors has appointed an audit committee of the board consisting of Mr. Buckley, Mr. Marks and Mr. Siegel. To ensure complete independence, Deloitte & Touche LLP has (and their predecessors, Arthur Andersen LLP, historically had) full and free access to meet with the audit committee, without management representatives present, to discuss the results of the audit, the adequacy of internal controls and the quality of financial reporting. The primary function of the audit committee is to assist our Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the stockholders and others, the systems of internal controls that our management and Board of Directors have established and the audit process. The audit committee of our Board of Directors reviews the selection of our independent certified public accountants each year. The audit committee convenes at least eight times per year.

We also have a remuneration committee consisting of Mr. S. Kerzner, Mr. Buckley, Mr. Marks and Mr. Siegel. The remuneration committee is mandated to review and adopt our executive compensation plans and policies, including the adoption of stock option plans and the granting of options to senior executives thereunder.

Our stock option committee, consisting of Mr. S. Kerzner, Mr. H. Kerzner and Mr. Adamo, administer the grant of options under our stock option plans, subject to board approval.

We do not have a service contract with any of our directors.

Recent Rulemaking Initiatives on Corporate Governance Standards

The Sarbanes-Oxley Act of 2002

The Public Company Accounting Reform and Investor Protection Act of 2002, also known as Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), was enacted on July 30, 2002 and contains significant new rules on corporate governance for U.S. and non-U.S. companies reporting in the U.S., especially in the area of audit committee composition and authority. We are closely monitoring SEC rulemaking pursuant to the Sarbanes-Oxley Act to ensure our compliance with any rules as they become applicable to us as a foreign private issuer.

The Proposals of the NYSE on Corporate Governance Listing Standards

On April 4, 2003, the NYSE amended a set of proposed rules on corporate governance listing standards that have been submitted to the SEC for approval. These proposals follow a report on corporate governance listing standards issued on June 6, 2002 by the Corporate Accountability and Listing Standards Committee of the NYSE. In contrast to the Sarbanes-Oxley Act, the rules proposed by the NYSE for the most part would apply only to U.S. companies listed on the NYSE. Non-U.S. companies listed on the NYSE would, however, be required to disclose significant differences between their respective local laws and practices and the standards applicable to U.S. companies. The proposals of the NYSE are subject to public comment and SEC approval and may be adopted in their current form or may be amended.

We are continuously reviewing our corporate governance standards and procedures in light of the relevant discussion and rulemaking in the U.S.

(D) Employees

Set forth below is a table showing the approximate total number of employees at our properties worldwide by geographic location for the periods indicated.

                                                                          At December 31,

                                                                   2002          2001         2000
                    The Bahamas                                   5,800         5,650        5,800
                    Atlantic City(1) .                                -             -        3,300
                    Other                                           450           400          500
                                                                -----------    ---------    --------
                    Total:                                        6,250         6,050        9,600
                                                                ===========    =========    ========
__________

(1)   Reflects the sale of Resorts Atlantic City on April 25, 2001.

We do not employ a significant number of temporary workers.

Union Contract Arrangements - The Bahamas

In The Bahamas,  as of December 31, 2002,  approximately  3,600 of our employees  were  represented  by The Bahamas
Hotel,  Catering and Allied Workers Union. Kerzner  International Bahamas Limited participates in The Bahamas Hotel
Employers  Association,  which represents resort operators in the Paradise  Island-New  Providence Island area. The association's  existing  contract with the union  expired  January 7, 2003,  and a new contract is currently  being negotiated.  Labor relations in The Bahamas have been unstable at times with  occasional work stoppages  occurring, not only at Atlantis,  but also at publicly run entities  such as the  Bahamian  Electric  Corporation  and Bahamas
Telephone Company.  As the country's largest private employer,  we are sometimes the target of labor disputes.  See
"Item 3. Key  Information,  (D) Risk  Factors-Work  stoppages  and other labor  disputes  could harm our  financial condition and results of operations."

(E) Share Ownership

Through his  affiliation  with WLG and its  affiliates,  as of May 31, 2003,  Mr. S.  Kerzner has sole  dispositive power over  approximately  4.6 million Ordinary Shares,  which  represents  approximately  16.4% of the outstanding
Ordinary Shares.  In addition,  as is described under "Item 7. Major  Shareholders and Related Party  Transactions,
(A) Major  Shareholders-Restructuring  of Relationship with Majority Shareholder," WLG, a company controlled by Mr.
S. Kerzner,  has the right to vote an additional 1.15 million  Ordinary  Shares,  which  represents one half of the
Ordinary Shares owned by Kersaf.  Familienstiftung  Von  Rantzau-Essberger,  a family trust of Heinrich von Rantzau
(and also the sole  shareholder of CMS),  owns 74,550  Ordinary  Shares.  Each of our other  directors and officers owns beneficially less than 1% of the Ordinary Shares.

For a  description  of options  granted to our  directors,  executive  officers and other key  employees,  see "(B)
Compensation" above.

ITEM 1.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) Major Shareholders

As of March 31, 2003,  we had  28,115,247  Ordinary  Shares  outstanding.  The  following  table sets forth certain information  as of March  31,  2003 (or  certain  other  dates,  to the  extent  indicated  below),  regarding  the beneficial  ownership  of our  Ordinary  Shares  by: (i) any person who is known to us to be the owner of more than five percent of any class of our voting  securities  and (ii) our  directors  and  officers as a group.  Due to the arrangements described below, certain of our Ordinary Shares are beneficially owned by several parties.

  Beneficial Owner                                               Number of Shares         Percent of Shares
  Caledonia Investments PLC ("Caledonia")                                 6,955,083 (1)                24.7%
  World Leisure Group Limited ("WLG")                                     5,792,585 (1)                20.6%
  Kersaf Investments Limited ("Kersaf")                                   2,293,580 (1), (2)            8.2%
  Baron Capital Group, Inc. ("Baron")                                     5,763,617 (3)                20.5%
  Cement Merchants SA ("CMS")                                             3,792,843 (2), (4)           13.5%
  Directors and officers as a group (excluding shares                           --              less than 1%
  deemed owned by WLG, and hence also beneficially owned
  by Solomon Kerzner) (5)
__________

(1)   Kersaf does not have any voting  rights with  respect to its  Ordinary  Shares of Kerzner  International.  In
      connection  with the  July  2001  restructuring  of our  majority  shareholder,  Kersaf  and  certain  of its affiliates  granted  irrevocable  proxies,  in  varying  amounts,  to  vote  all of its  Ordinary  Shares  to
      Caledonia,  WLG and CMS.  The amounts  presented  in this table for  Caledonia  and WLG each include half (or
      1,146,790) of the Ordinary  Shares  currently  owned by Royale  Resorts  International  Limited  ("RRIL") and
      Royale  Resorts  Holdings  Limited  ("RRHL"),  each of which  companies  are jointly  owned by Kersaf and CMS
      (73.3% by Kersaf  and  26.7% by CMS).  The  ownership  amounts  for  Caledonia  are  based  upon  information contained in the Schedule 13D filed on January 21, 2003 by  Caledonia  and certain of its  affiliates,  which states that Caledonia has the right to vote 2,002,180 of Kersaf's  Ordinary  Shares (which  represented  half of  Kersaf's  Ordinary  Shares at that  time) by proxy,  which  amount is  adjusted  to  reflect  information reported in the Schedule 13D/A filed by Kersaf on June 3, 2003,  which states Kersaf's most current  holdings of our  Ordinary  Shares  (the  "Kersaf  13D").  The  ownership  amounts  for WLG are based upon  information contained in the Schedule 13D filed on July 11, 2001,  together with  information  reported in the Kersaf 13D which states its most current holdings of our Ordinary Shares.

(2)   Amounts  presented  in this table  reflect the  beneficial  ownership by each of Kersaf and CMS of all of the
      1,392,872  Ordinary  Shares held by RRIL and all of the 400,707  Ordinary Shares held by RRHL, for a total of
      1,793,579  Ordinary Shares over which they share  dispositive  power due to their joint ownership of RRIL and
      RRHL.  According to the CMS 13D referred to below,  also  included  within the amounts  shown for both Kersaf and CMS are 588,231  Ordinary  Shares which CMS believes it has the right to vote  pursuant to the proxy from
      Kersaf discussed in note (1) above.

      In  addition,  pursuant  to an  agreement  entered  in July 2001,  RRHL and RRIL  granted to CMS an option to purchase all or a portion of 1,150,000 of our Ordinary  Shares then held by RRHL and RRIL.  The  transfers of
      Ordinary  Shares to CMS  described in note (4) below had the effect of  decreasing  the  remaining  number of option shares to 588,231  Ordinary  Shares.  This option expires on July 2, 2006.  Amounts  presented in this table treat all of the  Ordinary  Shares  subject to this option as being  beneficially  owned by both Kersaf and CMS, both due to the shared rights of  disposition  described in the preceding  paragraph and the option.
      The  amounts  stated in this note (2) and in the table  above are based  upon  information  contained  in the
      Schedule 13D filed on April 3, 2003 by CMS (the "CMS 13D").

(3)   Based upon  information  contained in the Schedule  13G/A filed by Baron on February 13, 2003,  as updated by
      Form 4's filed by Ronald Baron since such date.

(4)   In addition to the  Ordinary  Shares over which CMS shares  dispositive  power with Kersaf  discussed in note
      (2) above, CMS acquired  1,815,421  Ordinary Shares in November and December 2002 in a series of transactions with RRIL, RRHL and another  affiliate of Kersaf.  These amounts are based upon information  contained in the
      CMS 13D.  CMS also  received a dividend  of 109,293  Ordinary  Shares on May 31,  2003,  as  reported  in the
      Schedule  13D/A  filed on June 13,  2003 by CMS.  Amounts  presented  for CMS also  include  74,550  Ordinary
      Shares held directly by Familienstiftung Von Rantzau-Essberger, the sole shareholder of CMS.

(5)   If the  directors  and  officers  as a group  were to  exercise  their  options,  they  would own 3.7% of the
      Ordinary  Shares  outstanding  as of  March  31,  2003  (excluding  shares  deemed  owned  by  WLG  and  also beneficially owned by Solomon Kerzner).

As of March 31, 2003, we had approximately 713 holders of record of approximately 28,115,247 Ordinary Shares, excluding 7,072,049 Ordinary Shares held as treasury stock. As of March 31, 2003, there were an estimated 700 U.S. holders of record holding approximately 41% of our issued and outstanding Ordinary Shares.

All of our Ordinary Shares have the same voting rights.

(B) Related Party Transactions

Set forth below is a summary of certain agreements that have been entered into or transactions that have occurred since the beginning of the last fiscal year involving us and any of our subsidiaries, affiliates or key management.

Restructuring of Relationship with Majority Shareholder

On July 3, 2001, we announced the restructuring of our majority shareholder, SIIL, and the resolution of certain matters with SIIL and certain of its shareholders. Pursuant to the restructuring, SIIL was dissolved and its shareholders received interests in us directly proportionate to their interests in SIIL. The former shareholders of SIIL currently beneficially own approximately 45.3% of our issued and outstanding shares. SIIL was owned in equal thirds by Kersaf, Caledonia and WLG, a company controlled by a Kerzner family trust. SIIL previously was governed by a shareholders agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. Kersaf operates a number of hotel, casino and resort properties in southern Africa under the “Sun International” name and there had been some confusion regarding the use of the “Sun International” name by both Kersaf and us. In October 2001, we commenced a lawsuit against Kersaf and certain of its subsidiaries. See “Item 8. Financial Information, (A) Consolidated Statements and Other Financial Information—Legal Proceedings—Kersaf Litigation.” In November 2002, we reached a further settlement with SIIL’s former shareholders to resolve certain outstanding issues. See below “Global Settlement.” As part of the July 2001 restructuring:

    o    The SIIL  shareholders  agreement was  terminated  effective  July 3, 2001,  and SIIL was dissolved in May
         2002. SIIL’s former shareholders now hold their shares in us directly.

    o    CMS, a partner in Kersaf’s hotel,  casino and resort  management  activities in southern Africa,  obtained options to  purchase a portion  of our  Ordinary  Shares  owned by  Kersaf.  As part of the  restructuring agreements, Heinrich von Rantzau, a principal of CMS, joined our Board of Directors.

    o    Kersaf,  Caledonia  and WLG agreed to certain  standstill  provisions  through June 2006 pursuant to which each of them would refrain from proposing or consummating  certain  extraordinary  corporate  transactions involving  us,  including  any  merger  or  the  sale  of  substantially  all  of our  assets.  See  below
         "Registration Rights and Governance Agreement."

    o    Pursuant to a registration  rights and governance  agreement,  we granted certain  registration  rights to
         Kersaf,  Caledonia,  WLG, CMS and certain of their  respective  affiliates,  and Kersaf agreed to sell not less than 2.0 million of our Ordinary  Shares in a registered  public offering before June 30, 2002 (which date was  subsequently  extended to February 28, 2003),  subject to certain  extensions.  Kersaf satisfied this obligation by completing the Kersaf Offering on December 18, 2002. See below "Global Settlement."

    o    The duration of appointment of our directors,  consisting of Mr. S. Kerzner,  Mr. Buckley, Mr. Siegel, Mr.
         Marks and Mr. von Rantzau, have been extended until our annual general shareholders meeting in 2004.

    o    We agreed that,  after a transition  period not to exceed one year from July 3, 2001, we would cease using the names "Sun" and "Sun  International"  and, as between the parties,  Kersaf would have exclusive rights to use such names.  In July 2002, we changed our corporate name to Kerzner  International  Limited.  We do not believe  that we have  experienced  any change in our business or  operations  as a result of the name change.

    o    Kersaf was granted the right to pursue a potential resort development  project in Port Ghalib,  Egypt, and we would have  received  between 25% and 50% of Kersaf’s  gross  receipts from this project when and if it was consummated.  However,  as part of the November 2002 settlement,  we relinquished all of our rights to an interest in this project. See below "Global Settlement."

    o    In July 2001,  Kersaf made a one-time  payment of $3.5  million to us and issued a secured note to us with a principal  amount of $12.0  million and a maturity  date of June 30,  2003.  In  December  2001,  Kersaf repaid in full the principal amount of the note and accrued interest.

    o    Kersaf  agreed to  continue  to make an annual  payment to us  pursuant  to a  long-term  contract,  which payment was  approximately  $3.3 million in 2002.  See below  "--Long-Term  Contract  Fees." As part of the
         November 2002 settlement,  Kersaf’s  obligation to make this payment was terminated  effective December 2,
         2002.

Global Settlement

In  November  2002,  we  entered  into a  settlement  agreement  with  Kersaf and  certain  of our other  principal shareholders  that,  among other things,  settled  certain  outstanding  claims that we had with Kersaf and amended certain  provisions  of the  July  2001  restructuring  agreements  relating  to our  former  majority  shareholder described  in  "Restructuring  of  Relationship  with  Majority  Shareholder"  above.  As  part  of the  July  2001 restructuring  agreements,  Kersaf agreed to, among other things,  sell at least 2.0 million of our Ordinary Shares in a registered public offering,  adhere to a certain non-compete agreement,  continue to make an annual payment to us  pursuant  to a long-term  contract,  which  payment was  approximately  $3.3  million in 2002,  and grant us an interest in a proposed  project in Port  Ghalib,  Egypt.  In October  2001,  we filed a lawsuit in New York against
Kersaf and certain of its  affiliates  alleging,  among other  things,  that Kersaf had  breached  its  non-compete obligation under the July 2001 restructuring agreements. As part of the November 2002 settlement agreement:

    o    We agreed to terminate the outstanding  lawsuit related to Kersaf and certain of its affiliates,  and each of the parties to the settlement  agreement  released all other parties to the  settlement  agreement from any and all claims, subject to certain limited exceptions;

    o    Certain contractual  arrangements were terminated,  including Kersaf’s non-compete agreement and Kerzner’s rights in Kersaf’s project in Port Ghalib, Egypt;

    o    Kersaf agreed to pay us $32.0  million,  plus interest  accruing at a rate of 7.0% per annum from December
         2, 2002,  out of the proceeds of the Kersaf  Offering in full  satisfaction  of a note  delivered to us in connection with the settlement agreement;

    o    The  date by which  Kersaf  was  obligated  to sell at least  2.0  million  of our  Ordinary  Shares  in a registered  public offering was extended from October 31, 2002 to February 28, 2003,  which obligation was satisfied by Kersaf by completing the Kersaf Offering on December 18, 2002; and

    o    Kersaf’s  obligation to make the annual  payment  referred to above was terminated  effective  December 2,
         2002.

Registration Rights and Governance Agreement

As part of the SIIL  reorganization,  we entered into a registration  rights and governance  agreement with Kersaf,
WLG,  Caledonia,  CMS and certain of their  respective  affiliates,  which was amended as part of the November 2002 settlement.  This agreement,  and a related proxy,  governs the voting of Kersaf’s Ordinary Shares that are subject to a proxy discussed above in "(A) Major Shareholders." Among other things, under this agreement, as amended:

    o    Kersaf,  Caledonia,  WLG and CMS agreed to certain transfer  restrictions that generally limit the ability of each party to purchase or sell our Ordinary  Shares.  As part of the  November  2002  settlement,  this agreement  was  modified  so that  Kersaf  will no  longer  have  the  right  to  enforce  these  transfer restrictions.

    o    Each of Kersaf,  Caledonia,  CMS, WLG and certain of their  respective  affiliates  were  granted  certain demand  registration  rights  that may  require us to  register  all or part of their  Ordinary  Shares of
         Kerzner in one or more  registered  public  offerings  from time to time as follows:  (i) Kersaf agreed to sell not less than 2.0 million of our shares in a registered  public  offering before June 30, 2002 (which date was  subsequently  extended to February 28, 2003),  subject to certain  extensions (the "Minimum Year
         One Sale"),  (ii) following such  offering,  Kersaf and certain of its affiliates  have one or more demand registration  rights each covering no less than 1.0 million  Ordinary  Shares,  (iii)  following March 31,
         2002,  Caledonia and certain of its affiliates have one or more demand  registration  rights each covering no less  than  1.0  million  Ordinary  Shares,  (iv)  following  June 30,  2003,  WLG and  certain  of its affiliates  have one demand  registration  right  covering no less than 0.5 million  Ordinary  Shares and, following  the  earlier of June 30,  2004,  and the date  Caledonia  and  certain of its  affiliates  have disposed of 2.5 million of their Ordinary  Shares,  one or more demand  registration  rights each covering no less than 1.0  million  Ordinary  Shares,  and (v)  following  March 31,  2002,  CMS and certain of its affiliates  have one or more demand  registration  rights each covering no less than 1.0 million  Ordinary
         Shares.  Kersaf  satisfied the Minimum Year One Sale by completing a secondary  offering of 2.3 million of our Ordinary Shares on December 18, 2002.

    o    Each of Kersaf,  Caledonia,  CMS and WLG were granted the right to sell certain of their  Ordinary  Shares through our brokers in open market transactions.

    o    If Kersaf sells more than 4.0 million shares pursuant to one or more  underwritten  public  offerings,  we will  receive a portion of the net proceeds  (less  certain  commissions,  fees and  expenses)  from those shares sold by Kersaf in excess of four million shares in the following amounts:

         o        if the  price  per share is less than or equal to $27.00  per  share,  five  percent  of such net proceeds;

         o        if the  price  per  share is  greater  than  $27.00  but  less  than  $30.375,  five  percent  of such net proceeds plus 50% of the amount by which the price per share exceeds $27.00; and

         o        if the price per share is greater than $30.375, ten percent of such proceeds.

    o    We  submitted  to our  shareholders  an  amendment  to our  articles  of  association  that was adopted in
         September  2001 and set the term of our  existing  directors  to expire at our annual  general  meeting in
         2004.

    o    We agreed to include in the slate of  directors  submitted  by us to our  shareholders  for  election  one individual  designated by each of WLG,  Caledonia and CMS, subject to their retaining a minimum beneficial ownership of our Ordinary Shares.

    o    Kersaf has agreed until June 30, 2006 not to acquire any of our shares.  In  addition,  subject to certain rights of first refusal as between  themselves,  each of Caledonia,  WLG and CMS has agreed not to acquire any  additional  shares of Kerzner in excess of 0.9  million,  in the case of  Caledonia  and WLG, and 4.0 million, in the case of CMS, prior to June 30, 2006, in each case subject to certain exceptions.

    o    Kersaf,  Caledonia,  CMS and WLG agreed to refrain from proposing or  consummating  certain  extraordinary corporate  transactions  involving  us,  including  any  merger  or the sale of  substantially  all of our assets,  unless an independent  third party proposes such an extraordinary  corporate  transaction and our
         Board of Directors determines to enter into discussions or negotiations with that third party.

This summary is qualified in its entirety by reference to the  particular  provisions  of the  registration  rights and governance  agreement,  which can be found as Exhibit 10.8 to our  registration  statement on Form F-4 filed on
September  21,  2001,  and the  settlement  agreement,  which can be found as Exhibit 99.2 to our Form 6-K filed on
November 8, 2002, both of which you should review carefully.

Harborside

We  entered  into a  series  of  promissory  notes  with  Harborside  to fund 50% of the  construction  cost of the timeshare  units on Paradise  Island in The Bahamas.  These notes  amounted to $19.5  million at December 31, 2002.
We earn interest on these  advances at a rate equal to one-month  LIBOR plus 250 basis  points,  which was 3.88% at
December 31, 2002. The loans were made  simultaneously  with loans from Starwood,  which mirror the amounts,  terms and  conditions  of our  loans.  Our loans and the  Starwood  loans are pari  passu with  respect  to  payments  of principal  and  accrued  interest  and such  payments  will be made in cash,  as it is  available  from the sale of timeshare  units. Of the amount advanced to Harborside,  the Company does not anticipate  repayment within the next twelve months.

Repairs at  Harborside  were  completed  during the fourth  quarter,  with the resort  reopening in December  2002.
Harborside  was closed at the end of August  2002 in order to repair  significant  damage  resulting  from  adverse weather  primarily  due to  Hurricane  Michelle.  Included  within  equity in earnings  from  Harborside  is a $6.9 million charge,  which represents our share of construction  remediation  costs.  This loss has not been reduced by any anticipated  insurance recovery,  but Harborside has filed a claim with its insurers,  which is presently under negotiation.  Amounts due from Harborside  include $2.9 million  representing  the fair value of services  provided by Atlantis to the timeshare  owners of Harborside while  Harborside was undergoing  construction  remediation work and is included  within 2002 rooms and food and  beverage  revenue in the  accompanying  consolidated  statement of operations.

We provide  marketing,  administrative  and  development  services to Harborside  from which we earned fees of $1.6 million, $1.4 million and $3.4 million for the years ended December 31, 2002, 2001 and 2000 respectively.

Management Services and Fees

We provide  management and marketing  services to SRL, a Mauritius company in which we currently own a 20.4% equity interest.  Pursuant to the management  agreement with SRL,  One&Only (Indian Ocean) Management  Limited  ("One&Only
Management"),  a company in which we currently have an 80% interest,  provides  comprehensive  management  services under  individual  management  agreements  relating to each of One&Only Le Saint Geran,  One&Only Le Touessrok,  La
Pirogue,  Sugar Beach and Le Coco Beach resort hotels,  which SRL owns. We recently  entered into an agreement with
SRL to, among other things,  extend the Mauritian  management  agreements to 2023. See "Item 4.  Information on the
Company, (B) Business Overview--The Properties--One&Only Resorts--Indian Ocean."

One&Only Management  provides  management  services to One&Only Kanuhura,  a Maldives company in which we currently own a 20% equity interest.  The terms of the management  agreement run concurrent with the terms of a lease between
One&Only  Kanuhura and the  government of the Maldives to lease One&Only  Kanuhura.  That lease expires in 2026 and is subject to extension.

We provide management services to Harborside, a joint venture in which we own a 50% equity interest.

We provide  management  services to One&Only  Palmilla Resort, a deluxe,  five-star  property located near Cabo San
Lucas. In connection with the purchase,  we entered into long-term  management and development  agreements  related to the property that will expire in 2022.

We also have a management  agreement to manage  One&Only Royal Mirage Hotel in Dubai,  which opened in August 1999, including the expansion of the hotel completed in December 2002.  This management agreement expires in 2019.

Office Lease

Effective  February  2002,  we entered  into a lease  agreement at arm’s length  pricing with  Tennyson  Properties
Limited  whereby we are leasing  office space in  Buckinghamshire  in the United  Kingdom for a period of 15 years.
The annual rent is  approximately(pound)205,000  (which is the  equivalent  of  approximately  $330,000 at December 31,
2002) and is subject to increase  every five years to the current fair market value.  Tennyson  Properties  Limited is owned by a family trust established by Solomon Kerzner.

Long-Term Contract Fees

In 2002, we received  approximately  $3.3 million from Kersaf  pursuant to a long-term  contract.  This payment was established  at $2.4  million  in 1994 and  increased  at a rate of 3.3% per year and has been  paid  annually.  We received  our last payment on December 2, 2002,  and pursuant to the  settlement  agreement  with Kersaf  described above in "Global Settlement," Kersaf’s obligation to make payments was terminated effective as of that date.

(C) Interests of Experts and Counsel

Not applicable.

ITEM 1.           FINANCIAL INFORMATION

(A) Consolidated Statements and Other Financial Information

Please refer to Item 18 for our  consolidated  financial  statements and the independent  auditors’ report prepared by Deloitte & Touche LLP.

Legal Proceedings

Kersaf Litigation

On October 17, 2001 we  commenced  a lawsuit in the  Supreme  Court of the state of New York (Index No.  604963/01)
against Kersaf,  Royale Resorts Holdings Limited  ("RRHL"),  a subsidiary of Kersaf;  and certain of Kersaf’s other subsidiaries  (collectively,  the "Kersaf Group"),  for damages and other relief for breach of contract,  breach of confidentiality,  tortious  interference  with prospective  business  relations and unjust  enrichment.  The Kersaf
Group  engages in the resort,  hotel and gaming  business in southern  Africa.  The gravamen of the  complaint  was that, in settlement of prior disputes,  the defendants  entered into a series of related  agreements in July, 2001, that,  inter alia,  barred the defendants  from engaging in the hotel,  resort and gaming  business  outside of the mainland  of the  continent  of  Africa  for an  agreed  period  of time;  that  shortly  after  entering  into the agreements,  the  defendants  breached  them by  engaging  in  business  in areas of the world from which they were contractually barred from doing business;  and that defendants misused  confidential  information to which they had access to interfere  with and attempt to usurp  business  opportunities  that  belonged  rightly to us. In November
2002,  we entered into a settlement  agreement  and agreed to terminate the  outstanding  lawsuit,  and each of the parties to the  settlement  agreement  released  all other  parties to the  settlement  agreement  from any and all claims,  subject to certain limited  exceptions.  See "Item 7. Major  Shareholders and Related Party  Transactions,
(B) Related Party Transactions--Global Settlement."

Other Litigation

We previously  reported  that a suit was brought  against  Kerzner and Kerzner  International  Bahamas  Limited for
wrongful  death  arising  from an August 8, 2000  snorkeling  accident  which  occurred in the  Paradise  Lagoon at
Atlantis.  That litigation was settled in 2002.

The Company is  involved  in certain  litigation  and claims  incidental  to its  business.  The  Company  does not believe,  based on currently available  information,  that these matters will have a material adverse effect on the accompanying consolidated financial statements.

Enforceability Of Civil Liabilities

We are a Bahamian  international  business company  incorporated  under the International  Business  Companies Act,
2000 of the  Commonwealth  of The Bahamas.  Certain of our  directors  and executive  officers  reside  outside the
U.S. A  substantial  portion  of the  assets of such  persons  and a certain  portion  of our  assets  are  located outside the U.S. As a result,  in the  opinion of Harry B.  Sands and  Company,  our  Bahamian  counsel,  it may be difficult or impossible to effect service of process  within the U.S. upon such persons,  to bring suit in the U.S.
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

Gaming debts may not be legally enforced in certain foreign  jurisdictions or in certain  jurisdictions  within the
U.S.  As a result,  we may be unable to  collect  gaming  debts  from  patrons  of our  casinos  who reside in such jurisdictions.

Dividend Policy

Pursuant to our  Articles of  Association,  the Board of  Directors  may from time to time  declare  dividends.  We historically have not paid dividends and there are currently no plans to declare any dividends.

(B)  Significant Changes

Except as  otherwise  disclosed  in this  Annual  Report,  there has been no  significant  change in our  financial position since December 31, 2002.

ITEM 2.           THE OFFER AND LISTING

(A)  Offer and Listing Details

The Ordinary  Shares do not trade on any foreign  exchange.  The Ordinary Shares have been listed and traded on the
NYSE since March 1, 1996.  On May 30, 2003, the closing price of our Ordinary Shares on the NYSE was $29.97

The  following  tables set forth the range of high and low closing sale prices of the  Ordinary  Shares as reported on the NYSE during the periods shown.

For the year:

                                    High             Low
                                  ----------      ----------
2002                                 $31.20          $18.80
2001                                  28.50           17.13
2000                                  23.75           15.88
1999                                  47.49           17.31
1998                                  50.38           31.00
For the quarter:

                                    High             Low
                                  ----------      ----------
2003: 1st quarter                    $23.45          $19.37
2002: 4th quarter                     24.74           18.80
          3rd quarter                 25.13           22.25
          2nd quarter                 31.20           24.24
          1st quarter                 27.21           22.95
2001: 4th quarter                     25.35           17.13
          3rd quarter                 28.31           17.23
          2nd quarter                 28.50           22.15
          1st quarter                 23.11           19.23
For the month:

                                    High             Low
                                  ----------      ----------
2003 May                             $29.97          $23.14
2003 April                            24.12           22.25
2003 March                            23.20           21.05
2003 February                         23.45           20.95
2003 January                          23.35           19.37
2002 December                         21.11           19.30

(B)  Plan of Distribution

Not applicable.

(C)  Markets

Since March 1, 1996,  our  Ordinary  Shares have been listed and traded on the NYSE.  Our  Ordinary  Shares are not listed on and do not trade on any other exchange.

(D)  Selling Shareholders

Not applicable.

(E)  Dilution

Not applicable.

(F)  Expenses of the Issue

Not applicable.

ITEM 3.           ADDITIONAL INFORMATION

(A)  Share Capital

Not applicable.

(B)  Memorandum and Articles of Association

The Restated  Articles of Association of Kerzner,  dated as of June 26, 2001, were filed with the SEC as an exhibit to our  Form  20-F  Annual  Report  for the  year  ended  December  31,  2000 in file  number  1-04226.  Subsequent amendments,  dated as of September  24, 2001, to these  Restated  Articles of  Association  were filed with the SEC with our proxy statement for the annual general meeting held on September 24, 2001.

The  Amended  and  Restated  Memorandum  of  Association  of  Kerzner  was filed  with the SEC as an exhibit to our
Registration  Statement on Form F-4, filed on November 1, 1996 in file number  333-15409.  A subsequent  amendment, dated as of May 17, 2002,  to this  Amended and Restated  Memorandum  of  Association  was filed with the SEC as an exhibit to our Registration Statement on Form F-4/A, filed on August 12, 2002 in file number 333-96705.

A description of certain  provisions of the Company’s  Amended and Restated  Memorandum of Association and Restated
Articles of  Association  is  incorporated  by  reference  to the  "Description  of Capital  Stock"  section of the
Company’s Form F-3 filed with the SEC on May 23, 2002 in file number 333-88854.

Kerzner is  registered  under number  46,600B at the  Companies  Registry of The  Bahamas.  Kerzner’s  purpose,  as stated in the  Memorandum,  is "to engage in any act or activity that is not prohibited  under any law for the time being in force in the Commonwealth of The Bahamas."

(C)  Material Contracts

The following is a summary of each material  contract in which we or any of our  subsidiaries  have been a party to for the past two years.

Heads of Agreement

On May 26, 2003,  Kerzner  entered into a new Heads of Agreement  with the  Government  of The Bahamas.  A complete description  of the Heads of Agreement  and the Phase III  Expansion  can be found at "Item 4.  Information  on the
Company, (B) Business  Overview-Certain Matters Affecting Our Bahamian  Operations--Heads of Agreement" and "Item 4.
Information on the Company,  (A) History and  Development  of the  Company-Recent  Developments-Atlantis  Phase III
Expansion."

Indenture

On August 14, 2001, Kerzner and KINA (together,  the "Companies")  issued $200.0 million principal amount of 8-7/8%
senior subordinated notes due 2011 (the "8-7/8% Senior Subordinated  Notes"),  which, after costs,  resulted in net proceeds  of  approximately  $194.0  million.  All of proceeds  received  from the  issuance  of the 8-7/8%  Senior
Subordinated  Notes were advanced to Kerzner  International  Bahamas Limited  ("KIB") to repay amounts  outstanding under the Revolving Credit Facility.  Therefore,  interest expense related to the 8-7/8% Senior  Subordinated Notes is offset by affiliated interest income from KIB.

In May 2002, the Companies  issued an additional  $200.0 million of 8-7/8% Senior  Subordinated  Notes and used the proceeds to repay the Companies  outstanding 9% Senior  Subordinated  Notes  pursuant to the Tender Offer,  Consent
Solicitation and Redemption of such notes described below.

The  8-7/8%  Senior  Subordinated  Notes,  which are  unsecured  obligations,  are  unconditionally  guaranteed  by substantially  all  of  the  wholly-owned  subsidiaries  of  Kerzner  and  KINA.  Interest  on  the  8-7/8%  Senior
Subordinated  Notes is payable  semi-annually  and  commenced on February 15, 2002.  The  indenture  for the 8-7/8%
Senior  Subordinated  Notes contains certain covenants,  including  limitations on the ability of the Companies to, among other things:  (i) incur  additional  indebtedness,  (ii) incur certain  liens,  and (iii) make certain other restricted payments.

Fourth Amended and Restated Revolving Credit Facility

On November 13,  2001,  Kerzner,  KINA and KIB, as  co-borrowers,  entered  into an amended and restated  revolving credit  facility with a syndicate of lenders.  This facility is described in "Item 4.  Information  on the Company,
(A) History and Development of the  Company-Reorganization  of Debt Structure-Fourth Amended and Restated Revolving
Credit Facility (the "Amended Revolving Credit Facility")."

Letter Agreement dated December 14, 2001 to the Amended Revolving Credit Facility

On December 14, 2001, we entered into a letter  agreement  relating to the Amended  Revolving Credit Facility which increased the amount of foreign currency  letters of credit  available to us from an aggregate  principal amount of
$3,000,000 to an aggregate principal amount of $30,000,000.

First Amendment dated May 8, 2002 to the Amended Revolving Credit Facility

On May 8, 2002, we entered into an amendment to the Amended  Revolving  Credit  Facility  (the "First  Amendment").
The First  Amendment  was entered  into in order to permit us to purchase or redeem all of the  outstanding  $200.0 million  aggregate  principal  amount of our 9% Senior  Subordinated  Notes.  On May 8, 2002, we commenced a tender offer and consent  solicitation  related to the 9% Senior  Subordinated  Notes and purchased  substantially  all of such notes on June 5, 2002.  All 9% Senior  Subordinated  Notes that  remained  outstanding  after the tender offer was  completed  were  redeemed  on June 21,  2002.  See  "Item 4.  Information  on the  Company,  (A)  History  and
Development of the Company--Reorganization of Debt Structure."

Letter Agreement dated May 22, 2002 to the Amended Revolving Credit Facility

On May 22, 2002, we entered into a letter agreement  relating to the Amended  Revolving Credit Facility pursuant to which we requested and were granted a $100.0 million  increase in the aggregate  amount of borrowings that could be outstanding  at any one time under the  revolving  credit  facility.  After  giving  effect to such  increase,  the aggregate  amount of borrowings  that could be outstanding at any one time was $300.0  million.  We and the lenders have since  agreed,  effective  January 1, 2003,  to calculate  borrowings  available  under our amended  revolving credit  facility  using a borrowing  base,  such that we can draw the lesser of a borrowing  base or the commitment amount.  See below "-Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility."

Letter Agreement dated August 30, 2002 to the Amended Revolving Credit Facility

On August 30, 2002,  we entered into a letter  agreement  relating to the Amended  Revolving  Credit  Facility that amended the amount of per occurrence  "all risks"  insurance  that we were required to maintain on our  properties.
Prior to the execution of the letter  agreement,  we were  required to maintain  insurance in amounts not less than the replacement  value of our  properties.  The letter  agreement  provided that (a) from July 1, 2002, to June 30,
2003, the required level of per  occurrence  "all risks"  insurance on our properties be equal to the lesser of the full  replacement  value  of  such  property  or  the  amount  of  such  insurance  reasonably  available  to us on commercially  reasonable  terms  and (b) after  July 1,  2003,  the  amount of any  deductible  related  to our per occurrence  "all risks"  insurance  will not be  permitted  to exceed  $15.0  million and the sum of the  aggregate principal  amount of all of our outstanding  borrowings  under the revolving  credit facility will not be permitted to exceed the amount of per  occurrence  "all risks"  insurance  we maintain  from time to time on our  properties.
The  limitation  on the  aggregate  principal  amount of all of our  outstanding  borrowings  was  replaced  with a borrowing  base  calculation  pursuant to the Third  Amendment  dated May 15,  2003  discussed  below.  See "-Third
Amendment dated May 15, 2003 to the Amended Revolving Credit Facility."

Second Amendment dated November 20, 2002 to the Amended Revolving Credit Facility

On November 20, 2002,  we entered into a second  amendment to the Amended  Revolving  Credit  Facility (the "Second
Amendment").  The  Second  Amendment  was  entered  into in order to permit  us to  purchase  or redeem  all of our outstanding  8-5/8%  Senior  Subordinated  Notes.  On  November  27,  2002,  we called  for  redemption  the entire outstanding  principal  amount of such notes and on December 27, 2002,  we redeemed  them at a redemption  price of
$1,043.13  per $1,000 of principal  amount  outstanding  plus accrued  interest.  See "Item 4.  Information  on the
Company, (B) History and Development of the Company--Reorganization of Debt Structure."

Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility

On May 15,  2003,  we  entered  into a Third  Amendment  to the  Amended  Revolving  Credit  Facility  (the  "Third
Amendment").  The  Third  Amendment  was  entered  into in order  to,  among  other  things,  calculate  borrowings available under the Amended  Revolving  Credit Facility using a borrowing base  calculation,  such that we can draw the lesser of the borrowing  base or the  commitment  amount.  The borrowing  base is generally the sum of: (i) the amount of "all risks"  insurance  maintained  from time to time on the  Bahamas  Property,  as defined,  and on the buildings  situated  thereon;  (ii) the value of undeveloped land owned by the Company under the Amended  Revolving
Credit  Facility on Paradise  Island,  which for purposes  thereof is deemed to be $150.0  million;  (iii) the cost basis of the  Company’s  investment  in luxury resort  hotels  (defined to include  Palmilla  Resort and any luxury resort  properties  in which the Company make an  investment  in after  January 1, 2003 that enables the Company to control  management  of such  properties);  (iv) the  product of six times the  consolidated  EBITDA  ,as  defined, attributable  to the  management  contracts  of the Company  and those under  One&Only  (Indian  Ocean)  Management
Limited and their  significant  subsidiaries;  and (v) the  estimated  net present value of the payments due to the
Company pursuant to the Relinquishment Agreement for purposes thereof is deemed to be $185.0 million.

Mohegan Sun Agreements

In February  1998,  TCA and the Mohegan  Tribe  entered  into the  Relinquishment  Agreement  pursuant to which TCA receives the Relinquishment  Fees and a development  services agreement pursuant to which TCA agreed to develop the
Project  Sunburst  expansion  for a $14.0  million  development  fee.  These  agreements  are described in "Item 4.
Information on the Company, (A) History and Development of the Company."

Management Agreements

In September  2002, we purchased a 50%  ownership  interest in the 115-room  One&Only  Palmilla  Resort,  a deluxe, five-star  property  located  near  Cabo San Lucas in Baja,  Mexico  for  approximately  $40.8  million,  including transaction  costs.  In  connection  with the  purchase,  we entered  into  long-term  management  and  development agreements  related to the property that will expire in 2022. In connection  with the presently  ongoing  expansion of the resort,  we have agreed to guarantee up to $38.0 million of  debt-financing  that One&Only  Palmilla  Resort
obtains  from  third-parties.   See  "Item  5.  Operating  and  Financial  Review  and  Prospects,   (C)  Operating
Results-Off-Balance Sheet Arrangements and Other Commitments."

In June 2002, we entered into  management and  development  agreements for a 100-room luxury resort in the Maldives that we  expect  to  open in  2004.  The  management  and  development  agreements  related  to this  property  are co-terminus  with the owner’s lease,  which expires in 2020.  This new five-star  resort will occupy the site where a small resort known as the Reethi Rah is currently  located.  As part of this  development,  we have  committed to provide certain  financing  arrangements to the current owner of Reethi Rah in an aggregate  principal amount of up to $47.0 million to ensure  completion of the new resort and provide for working  capital on a standby  basis.  See
"Item 5.  Operating and Financial  Review and  Prospects,  (B)  Liquidity and Capital  Resources-Off-Balance  Sheet
Arrangements and Other Commitments."

In July 2001,  we entered into a  management  agreement to provide  comprehensive  management  services to One&Only
Kanuhura Sun Resort and Spa in the Maldives.  Pursuant to this  agreement,  we receive a management  fee calculated as a percentage  of revenue and a percentage  of gross  profits and a marketing  fee  calculated as a percentage of revenue.  This management agreement expires in 2026.

We have  long-term  management  contracts  with each of five hotels in Mauritius  that are owned by SRL,  including
One&Only Le Saint  Geran,  One&Only Le  Touessrok,  La Pirogue,  Le Coco Beach and Sugar  Beach.  Pursuant to these management agreements,  One&Only (Indian Ocean) Management Limited provides  comprehensive  management services for which it receives a management  fee  calculated as a percentage  of revenues and adjusted  EBITDA,  as defined.  It also  receives a marketing  fee  calculated  as a  percentage  of  revenues.  The term of each of these  management agreements  was extended from 2008 until 2023 in December  2002 when we entered into an agreement  with SRL to form a new  management  company for the purpose of, among other  things,  managing the five  properties  owned by SRL in
Mauritius and One&Only  Kanuhura in the Maldives.  Effective  January 1, 2003,  SRL owns 20% of the new  management company,  known as One&Only  (Indian Ocean)  Management  Limited,  and we own the remaining 80%. Subject to certain conditions,  SRL’s ownership  interest will increase  incrementally  through 2009, at which time it will own 50% of the new management company.  Subject to certain  conditions,  SRL will have a right of first refusal to participate equally  with us in any  development  project in  specified  Indian  Ocean  territories.  In  connection  with this transaction,  we transferred to the newly formed management company all of our Mauritius management  agreements and the Kanuhura management  agreement and SRL purchased 20% of our debt and equity interests in One&Only Kanuhura.  At
SRL’s option,  subject to certain  conditions,  the Reethi Rah management  agreement may also be contributed to the new management company.

We have a  management  agreement  to manage  One&Only  Royal  Mirage  Hotel in Dubai,  which opened in August 1999.
Pursuant  to this  agreement,  we receive a  management  fee  calculated  as a  percentage  of  revenues  and gross operating  profits,  as defined.  The management fee schedule may be renegotiated  after 10 years.  This management agreement  expires in 2019.  We have entered into an agreement to manage the 225  additional  hotel rooms under the same terms as the existing agreement.

Harborside Joint Venture

In 1999, we formed a joint venture with Starwood  Vacation  Ownership,  Inc.  ("SVO")  (formerly  Vistana,  Inc.) a subsidiary of Starwood,  to develop a timeshare project on Paradise Island adjacent to Atlantis called  Harborside.
We and SVO each hold a 50% interest in Harborside.  As part of the joint venture,  we contributed  land and Vistana contributed cash based on the number of timeshare units to be developed.

Purchase Agreement between the Company and Colony

The  Purchase  Agreement  among  KINA,  as  parent,  GGRI,  Inc.,  as Seller  and  Colony as Buyer  (the  "Purchase
Agreement")  was dated  October 30,  2000.  The contract was entered into between the parties to effect the Resorts
Atlantic  City  Sale  described  in "Item 4.  Information  on the  Company,  (A)  History  and  Development  of the
Company." The Resorts  Atlantic City Sale closed on April 25, 2001,  for a purchase price of  approximately  $144.0 million,  including  accrued  interest  (the  "Resorts  Atlantic  City Sale").  The proceeds  received  from Colony consisted of  approximately  $127.0  million in cash and an unsecured  $17.5 million note which was paid in full in
March  2002.  Pursuant  to the  Purchase  Agreement,  the sale was  conditioned  on the  approval by the New Jersey
Casino Control Commission and on Colony receiving financing.

Pursuant to the terms of the Resorts  Atlantic City Sale, we granted  Colony a two-year  option (the "Atlantic City
Option")  to acquire  certain  undeveloped  real estate  which we own,  adjacent to Resorts  Atlantic  City,  for a purchase price of $40.0 million,  which option can be extended by Colony for two additional  one-year periods prior to the  expiration  of the then current  option  period and payment to us of a $2.5 million  extension  payment for each renewal  period.  The current  option period and extension  notice periods have been extended to July 3, 2003.
Effective  April 25, 2001,  the closing date of the Resorts  Atlantic  City Sale,  Colony leases from us certain of the property included in the Atlantic City Option for $100,000 per month.

NY Project Development Services Agreement

In March 2001,  TCNY  entered into a  Development  Services  Agreement  with the  Stockbridge-Munsee  Tribe for the development of a casino  project in the Catskill  region of the State of New York.  The  Development  Agreement was
amended and  restated in February  2002.  Pursuant to the  Development  Agreement,  as amended,  TCNY will  provide preliminary  funding,  certain  financing and exclusive  development  services to the  Stockbridge-Munsee  Tribe in conjunction with the Project.  If the development  takes place,  TCNY will earn a fee of 5% of revenues (as defined in the Development  Agreement) as compensation  for its services  (subject to certain  priorities),  beginning with the opening of the Project and continuing for a period of twenty years.

Internet Gaming Agreement

In February 2002, we agreed to sell 50% of Kerzner  Interactive  Limited to Station,  who paid us a  non-refundable deposit of $4.5  million in July 2002.  Subsequently,  this  agreement  was  restructured  and Station  received an option  through  early  January  2003 to  purchase  50% of the  operation  in  consideration  for the $4.5  million previously  received.  Since that time, we concluded  that this business  would not be  economically  viable in the short to medium term. We  discontinued  the operations of Kerzner  Interactive  Limited during the first quarter of
2003 and the Company and Station  mutually agreed to terminate this  transaction.  See "Item 4.  Information on the
Company, (B) Business Overview--Internet Gaming" for more information.

Northampton, England Gaming License

On April 9, 2003 we announced that we had agreed to acquire from LCI for $2.0 million a gaming  license,  including property  located in the town center of  Northampton,  England.  The transfer of the license is subject to approval by the  British  Gaming  Board  and the  Northampton  Borough  Council.  We are in the  process  of  seeking  those approvals and intend to develop a new 30,000 square foot gaming facility.

Bahamas Union Contract Arrangements

In the Bahamas,  as of December 31, 2002,  approximately  3,600 of our employees  were  represented  by The Bahamas
Hotel,  Catering and Allied  Workers Union.  Kerzner  International  Bahamas  Limited  participates  in The Bahamas
Hotel Employers  Association,  which  represents  resort  operators in the Paradise  Island-New  Providence  Island area.  The  association’s  existing  contract  with the union  expired  January  7,  2003,  and a new  contract  is currently being negotiated.

(D) Exchange Controls

The Central Bank of The Bahamas (the "Central  Bank") must approve any payments  made to  companies,  including us, which are non-resident  companies for exchange control purposes.  The Central Bank has granted approved  investment status in respect of our holding of the capital  stock of our  Bahamian  subsidiaries.  The granting of such status will mean that all payments of a current nature,  including the  repatriation  of dividends or other  distributions to us out of the revenues of our Bahamian  subsidiaries and any proceeds  received on the sale of such subsidiaries will be routinely  approved by the Central  Bank  following  proper  application.  Any other  payments to us by our
Bahamian subsidiaries will require standard approval by the Central Bank.

There  currently are no  limitations  on the right of  nonresident  or foreign  owners to hold or vote the Ordinary
Shares imposed by foreign law or by our Articles of Association.

(E) Taxation

Certain U.S. Federal Income Tax Considerations

The  following  is a general  discussion  of certain  U.S.  federal  income tax  consequences  to the  acquisition, ownership  and  disposition  of  Ordinary  Shares.  For  purposes  of this  discussion,  a "U.S.  Holder"  means an individual  citizen or resident of the U.S., a corporation  organized under the laws of the U.S. or of any state or political  subdivision  thereof,  or an estate or trust the income of which is  includible in gross income for U.S.
federal income tax purposes regardless of its source.

Rules regarding  partnerships  are complex.  Partners in partnerships  should consult their tax advisers  regarding the implications of owning Ordinary Shares.

This  discussion  is not  intended to be  exhaustive  and is based on statutes,  regulations,  rulings and judicial decisions  currently in effect.  This  discussion  does not consider any specific  circumstances  of any particular
U.S. Holder and applies only to U.S.  Holders that hold Ordinary Shares as a capital asset.  Investors are urged to consult  their tax advisers  regarding the U.S.  federal tax  consequences  of acquiring,  holding and disposing of
Ordinary Shares,  as well as any tax  consequences  that may arise under the laws of any foreign,  state,  local or other taxing jurisdiction.

Ownership of Ordinary Shares

Dividends on Ordinary Shares paid to U.S.  Holders will be treated as dividend  income for U.S.  federal income tax purposes to the extent of our  undistributed  current or  accumulated  earnings and profits as computed for federal income tax purposes.  In the case of an  individual  U.S.  Holder,  under  recently  enacted tax  legislation  such dividend will be eligible for a maximum tax rate of 15% for dividends  received  before  January 1, 2009,  provided that such  holder  holds the  Ordinary  Shares for at least 60 days and certain  other  conditions  are  satisfied.
Furthermore,  such  dividends  will  generally not be eligible for the dividends  received  deduction  available to certain U.S. corporations under Section 243 of the Internal Revenue Code of 1986, as amended.

We are not a "passive foreign  investment  company" (a "PFIC"), a "foreign personal holding company" (an "FPHC") or a "controlled  foreign  corporation"  (a "CFC") for U.S.  federal income tax purposes.  We are not a CFC or an FPHC as more than 53% of our voting  interest  and stock  value is owned by non-U.S.  entities.  If more than 50% of the voting power or value of our stock were owned  (directly,  indirectly or by attribution)  by U.S.  persons who each owned (directly,  indirectly or by attribution) 10% or more of the voting power of our stock ("10%  Shareholders"), we would  become a CFC and each such 10%  Shareholder  would be  required  to  include in its  taxable  income as a constructive  dividend an amount equal to its share of a portion of our  undistributed  income. If more than 50% of the  voting  power or value of our stock were  owned  (directly,  indirectly  or by  attribution)  by five or fewer individuals  who are  citizens or  residents  of the U.S.  and if at least 60% of our income  consisted  of certain interest,  dividend  or other  enumerated  types of  income,  we would be an FPHC.  If we were an FPHC,  each  U.S.
Holder  (regardless  of the amount of stock owned by such U.S.  Holder) would be required to include in its taxable income as a  constructive  dividend  its share of our  undistributed  income of  specified  types.  If our  foreign ownership  interests  were to  decrease,  or if U.S.  persons were to acquire a greater  ownership  interest in our foreign stock holders,  then it is possible that we could become a CFC or FPHC if we otherwise  satisfied the tests set forth above.

We are not a PFIC  because we do not  anticipate  that more than 75% of our annual  gross  income  will  consist of certain  "passive"  income or more than 50% of the average  value of our assets in any year will  consist of assets that produce,  or are held for the production of, such passive income.  If such income and asset tests were not met and we were to become a PFIC,  all U.S.  Holders  would be  required  to include in their  taxable  income  certain undistributed  amounts of our income,  or in certain  circumstances,  to pay an interest  charge  together with tax calculated at maximum rates on certain "excess distributions" (defined to include any gain on the sale of stock).

If we were a FPHC or a PFIC,  an  individual  U.S.  Holder  would not be eligible for the 15% tax rate on dividends discussed in the first paragraph of this section.

Any gain or loss on the sale or exchange of Ordinary  Shares by a U.S.  Holder will be a capital  gain or loss.  If the U.S.  Holder  has held such  Ordinary  Shares  for more than one  year,  such gain or loss will be a  long-term capital gain or loss.

Annual filings of Form 5471 may be required from certain U.S. persons owning 10% or more of our stock.

Certain Bahamian Tax Considerations

The  following  is a brief and general  summary of certain  Bahamian  tax matters as they may relate to the Company and the holders of the Ordinary  Shares of the Company.  The  discussion is not exhaustive and is based on Bahamian law currently in effect.

The Bahamas does not impose any income,  capital gains or  withholding  taxes.  Therefore,  the Company will not be subject to income tax in The Bahamas on an ongoing basis and dividends paid on Ordinary  Shares to holders  thereof will not be subject to a Bahamian  withholding  tax.  The  Company,  however,  is subject to gaming taxes and other governmental fees and charges.  There are no reciprocal tax treaties with The Bahamas.

(F) Dividends and Paying Agents

Not applicable.

(G) Statement by Experts

Not applicable.

(H) Documents on Display

Kerzner is subject to the  informational  requirements of the Exchange Act and files reports and other  information with the SEC.  You may read and copy all or any  portion  of the  Annual  Report  and its  exhibits  at the  public reference facilities  maintained by the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024,  Washington,  D.C.
20549,  and at its regional office at Citicorp  Center,  500 West Madison  Street,  Suite 1400,  Chicago,  Illinois
60661-2511.  You may request copies of all or any portion of these  documents,  upon payment of a duplication  fee, by writing to the public reference section of the SEC at 450 Fifth Street,  N.W.,  Washington,  D.C. 20549. You may
obtain more  information  about the public  reference  room by calling the SEC at  1-800-SEC-0330.  Our reports and other information filed with the SEC are also available to the public from commercial  document  retrieval services and the website maintained by the SEC at www.sec.gov.

(I) Subsidiary Information

Please refer to "Item 4. Information on the Company,  (C)  Organizational  Structure" for a list of our significant subsidiaries.  A listing  of our  significant  subsidiaries  is filed  with this  Annual  Report as  Exhibit 8. See
"Item 19. Exhibits."

ITEM 4.           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our major market risk exposure is interest  rate risk directly  related to our bank debt and interest rate swaps on
$200.0  million of our fixed rate debt.  We attempt to limit our exposure to interest rate risk by managing the mix of fixed and floating rate debt,  and by entering into  variable  interest rate swap  agreements to hedge a portion of our fixed rate debt.  See "Item 5.  Operating  and  Financial  Review and  Prospects,  (B) Liquidity and Capital
Resources-Market  Risks"  for  information  on  our  interest  rate  swap  agreements.  These  interest  rate  swap agreements are entered into with a number of financial  institutions with investment grade credit ratings,  thereby minimizing the risk of credit loss.

We  prepare  our  financial  statements  in U.S.  dollars.  Our most  significant  non-U.S.  operations  are in The
Bahamas.  Due to current  governmental  policies in The Bahamas that equate one Bahamian dollar to one U.S. dollar, we believe that we do not have material market risk exposures in this  jurisdiction  relative to changes in foreign exchange  rates.  Due to the  stability  of the other  markets in which we operate,  we also believe that we do not have material market risk exposures in these jurisdictions relative to changes in foreign exchange rates.

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

December 31, 2002                                                                                          Fair Value
(In Thousands of Dollars)                 Expected Maturity Date                                          December
                               ---------------------------------------------
Asset (Liability)               2003     2004     2005     2006      2007     Thereafter       Total        31, 2002
------------------------------ -------- -------- ------- ---------- -------- -------------- ------------- --------------

Fixed rate debt:
   8-7/8% Notes                    $ -      $ -     $ -        $ -      $ -     $(400,000)    $(400,000)     $(421,846)

Variable rate debt                   -        -       -   (72,000)        -              -      (72,000)       (72,000)

Interest rate swaps:                 -        -       -          -        -              -             -        $19,574
  Average interest rates
  Average pay rate (a)                                                                                           5.488%
  Average receive rate                                                                                           8.875%
(a)  Based on average spreads ranging from 2.95-3.02% plus six-month LIBOR.

ITEM 5.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

______________________________________________________________________________

ITEM 6.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There is nothing to disclose with respect to this item.

ITEM 7.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There is nothing to disclose with respect to this item.

ITEM 8.           CONTROLS AND PROCEDURES

Within 90 days prior to the filing of this report,  management,  including  our Chief  Executive  Officer and Chief
Financial Officer,  evaluated the effectiveness of the Company’s disclosure controls and procedures.  Based on this evaluation,  our Chief Executive  Officer and Chief Financial  Officer  concluded that our disclosure  controls and procedures  are  effective  to provide  reasonable  assurance  that  material  information  regarding  the Company, including its  subsidiaries,  required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is made known to them in a timely manner.  Subsequent to the date of this  evaluation,  there have not been any  significant  changes in our  internal  controls  or, to our  knowledge,  in other  factors that could significantly affect our internal controls.

ITEM 9.           RESERVED

PART III

______________________________________________________________________________

ITEM 10.          FINANCIAL STATEMENTS

Not applicable.

ITEM 11.          FINANCIAL STATEMENTS

(A)  List of Financial Statements and Financial Statement Schedules

ITEM 12.

EXHIBITS

EXHIBITS

Exhibit Numbers
                 Description                                                      Incorporation by Reference to
---------------- ---------------------------------------------------------------- -----------------------------------------
1.1              Restated  Articles of  Association  of Kerzner dated as of June  Exhibit 1 to Form 20-F Annual  Report of
                 26, 2001                                                         Kerzner for the year ended  December 31,
                                                                                  2000,  filed on July 2,  2001,  File No.
                                                                                  001-04226
1.2              Amendment to Restated  Articles of Association of Kerzner dated  Exhibit  3.3 to  Registration  Statement
                 as of September 24, 2001                                         on Form  F-4,  filed on July  18,  2002,
                                                                                  File No. 333-96705-36
1.3              Amended and Restated Memorandum of Association of Kerzner        Exhibit  3.1 to  Registration  Statement
                                                                                  on Form F-4,  filed on November 7, 1996,
                                                                                  File No. 333-15409
1.4              Amendment to Memorandum of Association of Kerzner                Exhibit  3.6 to  Registration  Statement
                                                                                  on  Form  F-4/A,  filed  on  August  12,
                                                                                  2002, File No. 333-96705-36
1.5              Restated  Certificate of Incorporation,  as amended, of Kerzner  Exhibit  3.3 to  Registration  Statement
                 International North America, Inc.                                on Form F-4,  filed on March  20,  1997,
                                                                                  File No. 333-23665-01
1.6              Certificate   of   Amendment   of   Restated   Certificate   of  Exhibit  3(a)(2) to Form 10-K405  Annual
                 Incorporation of Kerzner International North America, Inc.       Report  of  KINA  for  the  fiscal  year
                                                                                  ended December 31, 1996,  filed on March
                                                                                  20, 1997, File No. 001-04748
1.7              Certificate   of   Amendment   of   Restated   Certificate   of  Exhibit  3.7 to  Registration  Statement
                 Incorporation of Kerzner International North America, Inc.       on Form F-4/A dated August 12, 2002,  in
                                                                                  File No. 333-96705-36
1.8              Amended and  Restated  By-Laws of Kerzner  International  North  Exhibit  3(b)  to  Form  10-Q  Quarterly
                 America, Inc.                                                    Report  of KINA  for the  quarter  ended
                                                                                  June 30, 1996,  filed on August 7, 1996,
                                                                                  File No. 001-04748
2.1              Form of  Inter-Borrower  Agreement  dated as of March 10, 1997,  Exhibit  4(e)(4) to Form 10-K405  Annual
                 between Kerzner and KINA                                         Report  of  KINA  for  the  fiscal  year
                                                                                  ended December 31, 1996,  filed on March
                                                                                  20, 1997, File No. 001-04748
2.2(a)           Purchase  Agreement  dated  August 9, 2001,  among  Kerzner and  Exhibit   2.3(a)  to  Form  20-F  Annual
                 KINA, as issuers, the subsidiary  guarantors party thereto, and  Report  of  Kerzner  for the year  ended
                 Deutsche Banc Alex.  Brown Inc.,  Bear Stearns & Co. Inc., CIBC  December  31,  2001,  filed  on May  30,
                 World Markets  Corp.,  Banc of America  Securities  LLC,  Wells  2002, File No. 001-04226
                 Fargo Brokerage Services, LLC, Fleet Securities,  Inc., and The
                 Royal Bank of Scotland PLC, as purchasers
2.2(b)           Purchase  Agreement dated May 9, 2002,  among Kerzner and KINA,  Exhibit   2.3(b)  to  Form  20-F  Annual
                 as issuers,  the subsidiary  guarantors party thereto, and Bear  Report  of  Kerzner  for the year  ended
                 Stearns & Co. Inc.,  Deutsche Bank Securities  Inc., CIBC World  December  31,  2001,  filed  on May  30,
                 Markets  Corp.,  Banc of America  Securities  LLC,  Wells Fargo  2002, File No. 001-04226
                 Brokerage  Services,  LLC,  J.P.  Morgan  Securities  Inc.,  as
                 initial purchasers
2.2(c)           Indenture dated as of August 14, 2001,  among Kerzner and KINA,  Exhibit  2(c)  to Form  6-K of  Kerzner,
                 as issuers,  the Guarantors party thereto,  and The Bank of New  filed  on  August  24,  2001,  File  No.
                 York, as trustee                                                 001-04226
2.2(d)           Supplemental  Indenture  dated  as of  September  19,  2001  to  Exhibit  99(a) to Form  6-K of  Kerzner,
                 Indenture dated as of August 14, 2001                            filed on September  20,  2001,  File No.
                                                                                  001-04226
2.2(e)           Second  Supplemental  Indenture  dated  as of May  20,  2002 to  Exhibit  4.3 to  Registration  Statement
                 Indenture dated as of August 14, 2001                            on Form  F-4,  filed on July  18,  2002,
                                                                                  File No. 333-96705-36
2.2(f)           Third  Supplemental  Indenture dated as of November 18, 2002 to  Exhibit  99.2  to Form  6-K of  Kerzner,
                 Indenture dated as of August 14, 2001                            filed on  November  21,  2002,  File No.
                                                                                  001-04226
2.2(g)           Fourth  Supplemental  Indenture  dated  as of  May 7,  2003  to  Exhibit  99(1) to Form  6-K of  Kerzner,
                 Indenture dated as of August 14, 2001                            filed   on  June  6,   2003,   File  No.
                                                                                  001-04226
2.2(h)           Form of 8-7/8% Senior Subordinated Note due 2011                 Exhibit  2(c)  to Form  6-K of  Kerzner,
                                                                                  filed  on  August  24,  2001,  File  No.
                                                                                  001-04226
2.2(i)           Form of Guarantee  with respect to 8-7/8%  Senior  Subordinated  Exhibit  2(c)  to Form  6-K of  Kerzner,
                 Note due 2011                                                    filed  on  August  24,  2001,  File  No.
                                                                                  001-04226
2.2(j)           Registration  Rights  Agreement  dated as of August  14,  2001,  Exhibit  2(b)  to Form  6-K of  Kerzner,
                 among  Kerzner  and KINA,  as  issuers,  the  Guarantors  party  filed  on  August  24,  2001,  File  No.
                 thereto,  and Deutsche  Banc Alex.  Brown Inc.,  Bear Stearns &  001-04226
                 Co. Inc., CIBC World Markets Corp., Banc of America  Securities
                 LLC, Wells Fargo  Brokerage  Services,  LLC, Fleet  Securities,
                 Inc., and The Royal Bank of Scotland PLC, as initial purchasers
2.2(k)           Registration  Rights  Agreement dated as of May 20, 2002, among  Exhibit   2.3(f)  to  Form  20-F  Annual
                 Kerzner and KINA, as issuers,  the  Guarantors  party  thereto,  Report  of  Kerzner  for the year  ended and Bear Stearns & Co. Inc.,  Deutsche  Bank  Securities  Inc.,  December  31,  2001,  filed  on May  30,
                 CIBC  World  Markets  Corp.,  Banc of America  Securities  LLC,  2002, File No. 001-04226
                 Wells Fargo Brokerage  Services,  LLC, J.P.  Morgan  Securities
                 Inc., as initial purchasers
4.1              Purchase  Agreement among KINA, as Parent,  GGRI, as Seller and  Exhibit   10  to  Form  10-Q   Quarterly
                 Colony as Buyer dated as of October 30, 2000                     Report  of KINA  for the  quarter  ended
                                                                                  September  30,  2000,  filed on November
                                                                                  14, 2000, File No. 001-04748
4.2              Promissory  Note between  Colony and KINA dated as of April 25,  Exhibit 2 to Form 6-K of Kerzner,  filed
                 2001                                                             on May 8, 2001, File No. 001-04226
4.3(a)           Fourth Amended and Restated  Revolving Credit Facility dated as  Exhibit   10  to  Form  10-Q   Quarterly
                 of  November   13,  2001  among   Kerzner,   KINA  and  Kerzner  Report  of KINA  for the  quarter  ended
                 International Bahamas Limited,  various financial  institutions  September  30,  2001,  filed on November
                 as  Lenders,  and  Canadian  Imperial  Bank  of  Commerce,   as  14, 2001, File No. 001-04748
                 administrative agent
4.3(b)           Letter  Amendment to the Fourth Amended and Restated  Revolving  Filed herewith as Exhibit 4.3(b)
                 Credit Agreement dated as of December 14, 2001
4.3(c)           First  Amendment to the Fourth  Amended and Restated  Revolving  Exhibit 4.21 to  Registration  Statement
                 Credit Agreement dated as of May 8, 2002                         on Form  F-4,  filed on July  18,  2002,
                                                                                  File No. 333-96705-36
4.3(d)           Letter  Amendment to the Fourth Amended and Restated  Revolving  Filed herewith as Exhibit 4.3(d)
                 Credit Agreement dated as of May 22, 2002
4.3(e)           Letter  Amendment to the Fourth Amended and Restated  Revolving  Exhibit  99.1  to Form  6-K of  Kerzner,
                 Credit Agreement dated as of August 30, 2002                     filed  on  December  6,  2002,  File No.
                                                                                  001-04226
4.3(f)           Second  Amendment to the Fourth Amended and Restated  Revolving  Exhibit  99.2  to Form  6-K of  Kerzner,
                 Credit Agreement dated as of November 20, 2002                   filed  on  December  6,  2002,  File No.
                                                                                  001-04226
4.3(g)           Third  Amendment to the Fourth  Amended and Restated  Revolving  Filed herewith as Exhibit 4.3(g)
                 Credit Agreement dated as of May 15, 2003
4.4              Heads of Agreement dated May 26, 2003,  between Kerzner and the  Exhibit  99(2) to Form  6-K of  Kerzner,
                 Government of the Commonwealth of The Bahamas                    filed   on  May  28,   2003,   File  No.
                                                                                  001-04226
4.5              Second  Amended and  Restated  Development  Services  Agreement  Exhibit   10  to  Form  10-Q   Quarterly
                 dated as of  February  6,  2002  among  the  Stockbridge-Munsee  Report  of KINA  for the  quarter  ended
                 Tribe, the Stockbridge-Munsee Tribal Gaming Authority,  Trading  March 31,  2002,  filed on May 15, 2002,
                 Cove New York, LLC, KINA and Waterford Gaming Group, LLC         File No. 001-04748
4.6              Development  Services  Agreement dated February 7, 1998 between  Exhibit  2.1 to Form  20-F/A of  Kerzner the Mohegan Tribal Gaming Authority and Trading Cove Associates  for the year ended  December  31,  1997, filed on  September  3,  1998,  File No.
                                                                                  001-04226
4.7              Relinquishment  Agreement  dated February 7, 1998,  between the  Exhibit  2.2 to Form  20-F/A of  Kerzner
                 Mohegan Tribal Gaming Authority and Trading Cove Associates      for the year ended  December  31,  1997,
                                                                                  filed on  September  3,  1998,  File No.
                                                                                  001-04226
4.8              Stock Purchase  Agreement dated as of February 14, 2002, by and  Exhibit 4.8 to Form 20-F  Annual  Report
                 among Station Casinos,  Inc., Station Online, Inc., Kerzner and  of Kerzner  for the year ended  December
                 Kerzner Interactive Limited                                      31, 2001,  filed on May 30,  2002,  File
                                                                                  No. 001-04226
4.9              Registration  Rights and Governance  Agreement dated as of July  Exhibit   C   to   Schedule    13-D   of
                 3, 2001, by and among Kerzner,  Sun  International  Investments  Mangalitsa   Limited   with  respect  to
                 Limited,  World  Leisure  Group  Limited,   Kersaf  Investments  Kerzner,  filed on July 13,  2001,  File
                 Limited,  Caledonia Investments PLC, Mangalitsa Limited, Cement  No. 005-48645
                 Merchants  SA,  Rosegrove  Limited,   Royale  Resorts  Holdings
                 Limited and Sun International Inc.
4.10             Omnibus  Agreement  dated  as of July  3,  2001,  by and  among  Exhibit 10.9 to  Registration  Statement
                 Kerzner, Sun International  Investments Limited,  World Leisure  on Form  F-4,  filed  on  September  21,
                 Group   Limited,   Kersaf   Investments   Limited,    Caledonia  2001, File No. 333-69780
                 Investments  PLC,  Rosegrove  Limited,  Royale Resorts Holdings
                 Limited,    Royale   Resorts    International    Limited,   Sun
                 International  Inc.,  Sun  Hotels  International,   Sun  Hotels
                 Limited,  World Leisure Investments  Limited,  Solomon Kerzner,
                 Peter   Buckley,   Derek  Aubrey  Hawton,   Sun   International
                 Management  Limited (a British Virgin Islands company),  Cement
                 Merchants  SA, Sun  International  Management  Limited (a Swiss
                 company),  Sun  International   Management  (UK)  Limited,  Hog
                 Island Holdings Limited and Mangalitsa Limited
4.11             Supplemental Agreement to the Original Shareholders’  Agreement  Exhibit   A   to   Schedule    13-D   of
                 and to the Rosegrove  Shareholders  Agreement  dated as of July  Mangalitsa   Limited   with  respect  to
                 3,  2001,  by  and  among  Kersaf  Investments   Limited,   Sun  Kerzner,  filed on July 13,  2001,  File
                 International Inc.,  Kerzner,  Royale Resorts Holdings Limited,  No. 005-48645
                 World Leisure Investments  Limited,  Sun Hotels Limited,  World
                 Leisure Group Limited,  Royale Resorts  International  Limited,
                 Caledonia  Investments PLC, Solomon Kerzner,  Sun International
                 Management   Limited  (a  British  Virgin   Islands   company),
                 Rosegrove  Limited,  Sun  International  Management  Limited (a
                 Swiss  company),  Mangalitsa  Limited  and Hog Island  Holdings
                 Limited
4.12             Irrevocable  Proxy  Agreement  dated as of July 3, 2001, by and  Exhibit   B   to   Schedule    13-D   of
                 among Kerzner,  Sun International  Investments  Limited,  World  Mangalitsa   Limited   with  respect  to
                 Leisure Group Limited,  Kersaf Investments  Limited,  Caledonia  Kerzner,  filed on July 13,  2001,  File
                 Investments  PLC,  Mangalitsa  Limited,  Cement  Merchants  SA,  No. 005-48645
                 Rosegrove  Limited,  Royale  Resorts  Holdings  Limited and Sun
                 International Inc.
4.13             Trade Name and  Trademark  Agreement  dated as of July 3, 2001,  Exhibit 10.12 to Registration  Statement
                 by and among Kerzner,  Sun  International  Investments  Limited  on Form  F-4,  filed  on  September  21,
                 and  World  Leisure  Group  Limited,  as  Assignors,   and  Sun  2001, File No. 333-69780
                 International Management Limited, as Assignee
4.14             Promissory  Note  dated  July 3, 2001  between  Royale  Resorts  Exhibit 10.13 to Registration  Statement
                 Holdings Limited, as Maker, and Kerzner, as Payee                on Form  F-4,  filed  on  September  21,
                                                                                  2001, File No. 333-69780
4.15             Stock  Pledge  Agreement  dated  as of  July 3,  2001,  between  Exhibit 10.14 to Registration  Statement
                 Royale Resorts Holdings Limited, as Pledgor, and Kerzner         on Form  F-4,  filed  on  September  21,
                                                                                  2001, File No. 333-69780
4.16             Settlement  Agreement  dated as of  November  1,  2002,  by and  Exhibit  99.2  to Form  6-K of  Kerzner,
                 among  Kerzner,  Kersaf  Investments  Limited,  Royale  Resorts  filed  on  November  8,  2002,  File No.
                 Holdings Limited, Sun International  Management Limited,  World  001-04226
                 Leisure Group Limited,  Caledonia  Investments PLC,  Mangalitsa
                 Limited and Cement Merchants SA
4.17             Kerzner Deferred Compensation Plan                               Exhibit 99.1 to  Registration  Statement
                                                                                  on Form S-8,  filed on October 11, 2002,
                                                                                  File No. 333-100522
4.18             KINA Retirement Savings Plan, dated January 1, 2000              Exhibit   10(c)  to  Form  10-K   Annual
                                                                                  Report  of  KINA  for  the  year   ended
                                                                                  December  31,  2000,  filed on April 17,
                                                                                  2001, File No. 001-04748
4.19             Plantation, Florida Lease Agreement                              Filed herewith as Exhibit 4.19
6                Computation of earnings per share                                Incorporated  by  reference to Note 2 of
                                                                                  the Notes to the Consolidated  Financial
                                                                                  Statements
8                Subsidiaries of Kerzner                                          Filed herewith as Exhibit 8
12.1             Kerzner Audit Committee Charter                                  Exhibit 3.4 to Form 20-F  Annual  Report
                                                                                  of Kerzner  for the year ended  December
                                                                                  31, 1999,  filed on June 30, 2000,  File
                                                                                  No.001-04226
12.2             Letter from Kerzner to the SEC regarding  representations  made  Filed herewith as Exhibit 12.2 by Arthur Andersen LLP
12.3             Consent of Deloitte & Touche LLP                                 Filed herewith as Exhibit 12.3
99.1             Certification  Pursuant to 18 U.S.C.  Section  1350, as adopted  Filed herewith as Exhibit 99.1 pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2             Certification  of Chief Executive  Officer  pursuant to Section  Filed herewith as Exhibit 99.2
                 302 of the Sarbanes-Oxley Act of 2002
99.3             Certification  of Chief Financial  Officer  pursuant to Section  Filed herewith as Exhibit 99.3
                 302 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant  hereby  certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                                            KERZNER INTERNATIONAL LIMITED

Date:  June 30, 2003                                        By:         /s/John R. Allison
                                                                        ------------------------------------------------
                                                            Name:       John R. Allison
                                                            Title:      Executive Vice President
                                                                        Chief Financial Officer

KERZNER INTERNATIONAL LIMITED

Consolidated Financial Statements as of December 31, 2002 and 2001
and for the Three Years Ended December 31, 2002

Independent Auditors’ Report

To the Board of Directors and Shareholders of Kerzner International Limited:

We have audited the accompanying consolidated balance sheet of Kerzner International Limited and subsidiaries (the “Company”), as of December 31, 2002 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and for the two years then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 25, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kerzner International Limited and subsidiaries, as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets effective January 1, 2002, to conform with Statement of Financial Accounting Standards No. 142, “Goodwill and Intangible Assets.”

As discussed above, the consolidated financial statements of Kerzner International Limited as of December 31, 2001, and for the two years then ended were audited by other auditors who have ceased operations. As described in Note 2, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (“Statement”) No. 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 2 with respect to 2001 and 2000 included (i) comparing the previously reported net income to the previously issued consolidated financial statements and the adjustments to reported net income representing amortization expense recognized in those periods related to goodwill as a result of initially applying Statement No. 142 to the Company’s underlying analysis obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 2 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

Deloitte & Touche LLP

Parsippany, New Jersey

January 31, 2003, except with respect to the matter discussed in the third paragraph of Note 12, as to which the date is February 7, 2003.

Report of Independent Public Accountants

To the Shareholders of Sun International Hotels Limited:

We have audited the accompanying consolidated balance sheets of Sun International Hotels Limited and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

ARTHUR ANDERSEN LLP

Roseland, New JerseyJanuary
25, 2002

In accordance with SEC Release 33-8070, this report is a copy of a previously issued Arthur Andersen LLP report and has not been reissued by Arthur Andersen LLP in connection with this Annual Report.

KERZNER INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except per share data)

	December 31,
	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$34,012	$30,471
Restricted cash	4,842	4,518
Trade receivables, net	44,971	37,454
Due from affiliates	28,042	28,364
Inventories	8,969	8,807
Prepaid expenses and other assets	14,312	5,226

Total current assets	135,148	114,840
Property and equipment, net	1,128,375	1,155,192
Notes receivable	13,720	18,018
Due from affiliates - non-current	24,379	15,888
Deferred tax asset, net	6,119	3,874
Deferred charges and other assets, net	35,098	18,692
Investments in associated companies	66,939	30,527

Total assets	$1,409,778	$1,357,031

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$275	$261
Accounts payable and accrued liabilities	156,171	148,063
Capital creditors	1,538	6,570

Total current liabilities	157,984	154,894
Deferred revenue	18,028	-
Other long-term liabilities	2,697	5,503
Long-term debt, net of current maturities	497,756	518,231

Total liabilities	676,465	678,628

Commitments and contingencies (Notes 12 and 22)
Shareholders' equity:
Ordinary shares, $.001 par value	35	34
Capital in excess of par	703,050	688,714
Retained earnings	201,131	160,977
Accumulated other comprehensive loss	(8,134)	(8,553)

	896,082	841,172
Treasury stock	(162,769)	(162,769)

Total shareholders' equity	733,313	678,403

Total liabilities and shareholders' equity	$1,409,778	$1,357,031

The accompanying notes are an integral part of these financial statements.

KERZNER INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US dollars, except per share data)

	For the Year Ended December 31,
	2002	2001	2000

Revenues:
Gaming	$130,669	$116,490	$367,935
Rooms	184,776	176,573	194,008
Food and beverage	131,377	121,415	147,718
Tour operations	41,063	36,348	33,192
Real estate related	-	9,771	108,650
Management and other fees	41,305	36,806	35,763
Other revenues	65,618	56,416	49,208
Insurance recovery	1,100	2,000	-

Gross revenues	595,908	555,819	936,474
Less: promotional allowances	(22,210)	(22,778)	(51,779)

Net revenues	573,698	533,041	884,695

Cost and expenses:
Gaming	65,644	60,444	224,765
Rooms	33,381	29,625	33,915
Food and beverage	88,560	82,856	98,288
Tour operations	36,767	32,041	29,626
Other operating expenses	80,888	80,094	96,605
Real estate related	-	2,865	32,272
Selling, general and administrative	92,916	80,206	103,465
Corporate expenses	32,964	25,106	25,340
Depreciation and amortization	56,306	51,490	60,223
Purchase termination costs	-	-	11,202
Transaction costs	-	-	7,014
Restructuring costs (reversal)	(1,000)	5,732	-
Pre-opening expenses	-	6,904	7,616
Write-down of net assets held for sale	-	-	229,208

Cost and expenses	486,426	457,363	959,539

Income (loss) from operations	87,272	75,678	(74,844)

Other income (expense):
Interest income	3,525	7,471	4,194
Interest expense, net of capitalization	(39,104)	(52,702)	(45,678)
Equity in earnings (losses) of associated companies	(5,209)	3,059	4,225
Gain on settlement of territorial and other disputes	14,459	-	-
Other, net	(168)	(760)	(688)

Other expense, net	(26,497)	(42,932)	(37,947)

Income (loss) before provision for income taxes
and extraordinary items	60,775	32,746	(112,791)
Provision for income taxes	(96)	(1,090)	(6,313)

Income (loss) before extraordinary items	60,679	31,656	(119,104)
Extraordinary loss on early extinguishment of debt,
net of income tax effect	(20,525)	-	-

Net income (loss)	$40,154	$31,656	$(119,104)

KERZNER INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US dollars, except per share data)
(Continued)

	For the Year Ended December 31,
	2002	2001	2000

Basic earnings (loss) per share:
Income (loss) before extraordinary item	$2.18	$1.18	$(3.86)
Extraordinary loss on early extinguishment of debt	(0.74)	-	-

Earnings (loss) per share - basic	$1.44	$1.18	(3.86)

Weighted average number of shares outstanding-basic	27,891	26,885	30,849
Diluted earnings (loss) per share:
Income (loss) before extraordinary item	$2.13	$1.14	$(3.86)
Extraordinary loss on early extinguishment of debt	(0.72)	-	-

Earnings (loss) per share - diluted	$1.41	$1.14	$(3.86)

Weighted average number of shares outstanding-diluted	28,544	27,826	30,849
The accompanying notes are an integral part of these financial statements

KERZNER INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2002, 2001 and 2000
(In thousands of US dollars)

	Ordinary Shares	Ordinary Shares Amount	Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders’ Equity	Comprehensive Income(Loss) for the Period

Balance at December 31, 1999	33,682	34	667,918	248,425	(5,569)	(20,977)	>899,831	$67,864

Translation reserves	-	-	-	-	26	-	26	26
Repurchase of 6.1 million of
ordinary shares	-	-	-	-	-	(141,792)	(141,792)	-
Exercise of share options	192	-	2,866	-	-	-	2,866	-
Net loss	-	-	-	(119,104)	-	-	(119,104)	(119,104)

Balance at December 31, 2000	33,874	34	680,784	129,321	(5,543)	(162,769)	641,827	$(119,078)

Translation reserves	-	-	-	-	(3,010)	-	(3,010)	$(3,010)
Exercise of share options	531	-	7,930	-	-	-	7,930	-
Net income	-	-	-	31,656	-	-	31,656	31,656

Balance at December 31, 2001	34,405	34	688,714	160,977	(8,553)	(162,769)	678,403	28,646

Translation reserves	-	-	-	-	419	-	419	$419
Exercise of share options	808	1	14,701	-	-	-	14,702	-
Cancellation of ordinary shares	(16)	-	(365)	-	-	-	(365)	-
Net income	-	-	-	40,154	-	-	40,154	40,154

Balance at December 31, 2002	35,197	$35	$703,050	$201,131	$(8,134)	$(162,769)	$733,313	$40,573

The accompanying notes are an integral part of these financial statements.

KERZNER INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	For the Year Ended December 31,
	2002	2001	2000

Cash flows from operating activities:
Net income (loss)	$40,154	$31,656	$(119,104)
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Extraordinary loss on early extinguishment of debt,
net of income tax effect	20,525	-	-
Depreciation and amortization	58,174	55,692	64,340
Write-down of net assets held for sale	-	-	229,208
Purchase termination costs	-	-	11,202
Loss on disposition of assets	227	760	688
Equity in (earnings) losses of associated companies,
net of dividends received	7,533	(187)	(1,377)
Provision for doubtful receivables	3,205	6,355	6,492
Provision for discount on CRDA obligations, net	-	-	799
Deferred income tax benefit	(6,119)	(3,874)	-
Deferred revenue	18,028	-	-
Net change in deferred tax liability	-	-	205
Net change in working capital accounts:
Receivables	(5,881)	(3,722)	(9,179)
Due from affiliates	(9,011)	1,377	(4,658)
Inventories and prepaid expenses	(9,259)	5,098	(2,052)
Accounts payable and accrued liabilities	7,587	1,676	26,490
Net change in deferred charges and other assets	270	(1,398)	(1,668)
Other	158	5,900	23,912

Net cash provided by operating activities	125,591	99,333	225,298

Cash flows from investing activities:
Payments for property and equipment, net of insurance
proceeds received	(39,524)	(67,590)	(155,892)
Net proceeds from the sale of other assets	126	2,547	501
Purchase of notes receivable	(13,704)	-	-
Proceeds received from sale of Resorts Atlantic City, net	-	120,850	-
Proceeds received for repayment of notes receivable	18,018	12,000	-
Deposit received	4,500	-	-
Deposit refunded for proposed Desert Inn acquisition	-	-	7,750
Advances to associated companies, net	(306)	(6,420)	(18,663)
Acquisition of equity interest in associated company	(40,812)	(3,768)	-
Reclassification of cash to net assets held for sale	-	-	(21,453)
CRDA deposits and other	(278)	-	(2,695)

Net cash provided by (used in) investing activities	(71,980)	57,619	(190,452)

KERZNER INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Continued)

	For the Year Ended December 31,
	2002	2001	2000

Cash flows from financing activities:
Proceeds from exercise of share options	14,702	7,930	2,866
Proceeds from issuance of debt and borrowings	317,000	274,500	202,000
Repurchase of ordinary shares	(365)	-	(141,792)
Debt issuance and modification costs	(4,665)	(8,805)	(919)
Early redemption of debt	(313,135)	-	-
Repayment of borrowings	(63,283)	(419,736)	(113,063)

Net cash used in financing activities	(49,746)	(146,111)	(50,908)
Increase (decrease) in cash, cash equivalents and
restricted cash	3,865	10,841	(16,062)
Cash, cash equivalents and restricted cash at beginning
of period	34,989	24,148	40,210

Cash, cash equivalents and restricted cash at end of period	$38,854	$34,989	$24,148

Supplemental disclosure of cash flow and non-cash
investing and financing activities:
	For the Year Ended December 31,
	2002	2001	2000

Interest paid, net of capitalization	$37,586	$43,644	$42,538
Income taxes paid	1,871	5,166	5,012
Promissory Note issued to Colony in connection with the
Resorts Atlantic City Sale	-	17,500	-
Change in fair value of interest rate swap agreements	25,077	5,503	-
Property and equipment acquired under capital lease obligations	438	16	1,574
The accompanying notes are an integral part of these financial statements

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of US dollars except per share data)

Note 1 — Organization and Basis of Presentation

Organization and Name Change

Kerzner International Limited (“Kerzner”), an international resort and gaming company, was incorporated in 1993 under the laws of the Commonwealth of The Bahamas. In these notes to consolidated financial statements, the words “Company,” “we,” “our” and “us” refer to Kerzner together with its subsidiaries as the context may require.

On July 1, 2002, we changed our corporate name from Sun International Hotels Limited to Kerzner International Limited and our stock, which was trading on the New York Stock Exchange under the symbol “SIH,” was listed under the new ticker symbol “KZL.” The name change was implemented in accordance with agreements related to the restructuring of our former majority shareholder, Sun International Investments Limited (“SIIL”). There was no change in our management or worldwide operations as a result of the name change. Any references to “Sun” or “SINA” herein relate to the entities currently known as “Kerzner” and “KINA,” respectively.

We are a leading developer and operator of premier destination casino resorts, luxury resort hotels and gaming properties worldwide. In our destination casino resort business, we own and operate the Atlantis Paradise Island resort and casino complex (“Atlantis”) located in The Bahamas. In our luxury resort hotel business, we operate nine beach resorts at locations in Mauritius, the Maldives, Dubai, Mexico, and The Bahamas. In our gaming business, we developed and earn revenue from the Mohegan Sun Casino located in Uncasville, Connecticut.

Prior to 2001, we owned and operated a resort and casino property in Atlantic City, New Jersey (“Resorts Atlantic City”), which we sold to an unaffiliated entity in April 2001. During 2002, we operated an Internet gaming venture through a subsidiary, Kerzner Interactive Limited (“Kerzner Interactive”). We have announced our intention to discontinue the operations of Kerzner Interactive during 2003.

The Bahamas

Through certain of our Bahamian subsidiaries, we own and operate Atlantis, our flagship property. Atlantis is a 2,317-room, ocean-themed destination casino resort located on Paradise Island, The Bahamas. Atlantis features three interconnected hotel towers, the Royal Tower, the Coral Tower and the Beach Tower, all built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air aquarium. Atlantis also features a 100,000 square foot entertainment complex containing approximately 1,000 slot machines and 80 table games, 17 restaurants, approximately 100,000 square feet of convention space, a sports center, over 30,000 square feet of high-end retail space and a 63-slip, full service marina. We also own and operate the One&Only Ocean Club, a high-end luxury resort hotel with 106 rooms and suites located on Paradise Island, as well as the Ocean Club Golf Course, a water plant, and other improvements on Paradise Island. We own approximately 100 acres of undeveloped land on Paradise Island, which may be sold or developed.

In 2000, we completed construction of an addition to the Ocean Club comprising 40 luxurious rooms and ten deluxe suites, as well as a new beachfront restaurant operated by well-known restaurateur Jean-Georges Vongerichten. In addition, we completed the Tom Weiskopf-designed championship Ocean Club Golf Course and Clubhouse, which opened to the public in January 2001. Also in 2000, we completed the infrastructure of the Ocean Club Estates, with 121 luxury home sites set around the golf course. Of the home sites available for sale, 102 were sold during 2000, nine were sold during 2001 and as of December 31, 2002, there were no remaining home sites available for sale, although seven sites are pending final closing and we plan to retain ownership of two sites.

In 1999, through one of our Bahamian subsidiaries, we formed a joint venture with Vistana, Inc., now known as Starwood Vacation Ownership (“Starwood Vacation”), a subsidiary of Starwood Hotels and Resorts Worldwide Inc. (“Starwood”), to develop a timeshare project on Paradise Island adjacent to Atlantis (“Harborside at Atlantis”). Starwood Vacation and the Company each own a 50% interest in the joint venture. Construction of 82 two-bedroom units was completed by February 2001 and sales of the timeshare units began in May 2000. Our share of earnings (losses) from Harborside at Atlantis is included in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations. In addition, we earn fees for marketing, administrative and development services provided to Harborside at Atlantis, which are included in management and other fees in the accompanying consolidated statements of operations.

Connecticut

We have a 50% interest in, and are a managing partner of, Trading Cove Associates (“TCA”), a Connecticut general partnership that developed and until December 31, 1999, had a management agreement (the “Management Agreement”) with the Mohegan Tribal Gaming Authority, an instrumentality of the Mohegan Tribe of Indians of Connecticut (the “Mohegan Tribe”) to operate a casino resort and entertainment complex situated in the town of Uncasville, Connecticut (the “Mohegan Sun Casino”). In 1998, the Mohegan Tribe retained TCA to develop its $1.0 billion expansion of the Mohegan Sun Casino for a fee of $14.0 million. In addition, TCA and the Mohegan Tribe entered into an agreement (the “Relinquishment Agreement”) pursuant to which, effective January 1, 2000, the Management Agreement was terminated and TCA receives payments of five percent of the gross revenues of the Mohegan Sun Casino for a 15-year period. TCA is obligated to pay certain amounts to its partners and certain of their affiliates, as priority payments. These amounts are paid as TCA receives sufficient cash to meet those priority payments.

One&Only Luxury Resorts

In December 2002, we began to operate and market certain of our luxury resort hotels under the “One&Only” brand in connection with our corporate name change. One&Only emphasizes the uniqueness of each of the respective properties in the luxury resort market. By mid-2003, we expect to be marketing five of our nine luxury resorts under the One&Only brand.

Mauritius, Maldives, Dubai and Mexico

In Mauritius, we manage and own interests in five beach resorts (“Mauritius Resorts”) including the 175-room One&Only Le Saint Géran Hotel, the 200-room One&Only Le Touessrok Hotel, the 248-room La Pirogue Hotel, the 333-room Le CoCo Beach and the 238-room Sugar Beach Resort Hotel. Through June 16, 2000, we owned a 22.8% interest in Sun Resorts Limited (“SRL”), the company that owns the Mauritius Resorts. Effective June 16, 2000, SRL issued additional shares of stock under a rights issue in which we did not exercise our rights, effectively reducing our ownership interest to 20.4%. Additionally, during 2002, One&Only Le Touessrok went through a major redevelopment.

In the Maldives, located approximately 600 miles southwest of the southern tip of India, we manage the One&Only Kanuhura Resort & Spa (“One&Only Kanuhura”), a 120-room luxury resort located on Kanuhura Island. Effective August 1, 2001, we acquired a 25% ownership interest in Kanuhura for approximately $3.8 million. During 2002, we entered into management and development agreements for a 100-room luxury resort hotel to be constructed in The Maldives, on Medhufinolhu Island in the North Malé Atoll, that we expect to open in the first half of 2004. This new five-star resort will occupy the site where a small resort known as Reethi Rah was located.

See Note 15—Related Party Transactions—Extension of Mauritius Management Contracts, for discussion of an agreement with SRL in connection with the management of resorts in the Indian Ocean region.

In Dubai, we manage the One&Only Royal Mirage Hotel. In December 2002, we completed a major expansion of the One&Only Royal Mirage, increasing its capacity to 466 rooms.

In Mexico, we manage and own a 50% interest in Palmilla Resort, a 115-room luxury resort located in Baja, near Cabo San Lucas. During 2002, we acquired our interest in the resort and entered into long-term management and development agreements for the property. Beginning in April 2003, Palmilla Resort will undertake a $75 million expansion project that will increase the room count to 174 rooms and significantly upgrade the amenities and public areas offered by the resort. The expansion is expected to be completed by the end of 2003 and will be financed by Palmilla Resort through local project financing, which is supported by a $38.0 million guarantee from Kerzner. See Note 22—Commitments and Contingencies.

We manage these resorts under long-term management contracts and receive management fees based upon a percentage of the revenues and adjusted gross operating profits of these properties. Such amounts are included in management and other fees in the accompanying consolidated statements of operations. Our share of earnings from the properties resulting from our ownership interests in Mauritius, the Maldives, and Mexico are included in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations.

Internet Gaming

During 2001, we developed an Internet gaming site through our subsidiary, Kerzner Interactive Limited (formerly SunOnline Limited). Costs incurred during 2001 in connection with Internet gaming are included in pre-opening expenses in the accompanying consolidated statements of operations. Since January 1, 2002, revenues and cost and expenses related to the operations of Kerzner Interactive are included in the accompanying consolidated statements of operations.

On February 15, 2002, we entered into an agreement with Station Casinos, Inc. (“Station”), pursuant to which Station agreed to purchase a 50% interest in Kerzner Interactive. The companies later restructured the original agreement such that Station purchased an option from us in July 2002 for $4.5 million to buy a 50% interest in Kerzner Interactive. The option payment is accounted for as a deposit and is included in accounts payable and accrued liabilities in the accompanying consolidated financial statements. The Company and Station have mutually agreed to terminate this transaction. As a result, the $4.5 million non-refundable deposit will be recognized as income of Kerzner Interactive during 2003.

On January 29, 2003, the Company announced plans to discontinue Kerzner Interactive. Kerzner Interactive allowed play only in jurisdictions that permitted online gaming and, as these jurisdictions have become more restrictive in their acceptance of play, the market size has been reduced and competition has intensified. Without the potential for expansion into other markets, including the United States, the outlook for new business has substantially decreased. We intend to discontinue operations of Kerzner Interactive during 2003.

New York

Through a wholly owned subsidiary, we own 50% of Trading Cove New York, LLC (“TCNY”), a Delaware limited liability company, which is managed by the Stockbridge-Munsee Band of Mohican Indians (the “Stockbridge-Munsee Tribe”). In March 2001, TCNY entered into a development services agreement (the “Development Agreement”) with the Stockbridge-Munsee Tribe for the development of a casino project (the “Project”) in the Catskill region of the State of New York (the “State”). The Development Agreement was amended and restated in February 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in the State but is federally recognized and operates a casino on its reservation in Wisconsin. The Stockbridge-Munsee Tribe has land claim litigation pending in the US District Court for the Northern District of New York (the “Court”) against the State to recover lands within the state that it alleges were wrongfully taken from the tribe. The Court has stayed the litigation, but the Stockbridge-Munsee Tribe has requested that the Court lift the stay in an effort to advance the litigation.

Pursuant to the Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Project. If the Project is approved, TCNY will earn a fee of 5% of revenues as compensation for these services, as defined in the Development Agreement, beginning with the opening of the Project and continuing for a period of twenty years. TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, County of Sullivan (the “County”), of which approximately 333 acres are currently designated for the Project. In February 2002, the Tribe filed a Land to Trust Application with the US Department of the Interior, Bureau of Indian Affairs (the “BIA”), for the Project site properties. Should the BIA approve the Land to Trust Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

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

The Project is contingent upon the receipt of numerous federal, state and local approvals by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with the State, which approvals are beyond the control of TCNY. As of January 31, 2003, the State has yet to enter into negotiations with the Stockbridge-Munsee Tribe to settle the tribe’s land claim nor has the State engaged in compact negotiations with the tribe to establish a casino in the State. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe.

The Company’s investment in TCNY is reflected within investments in associated companies in the accompanying consolidated balance sheets.

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Kerzner and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

We provide allowances for doubtful accounts arising from casino, hotel and other services, which are based upon a specific review of certain outstanding receivables. In determining the amounts of the allowances, we are required to make certain estimates and assumptions. Accruals for potential liabilities related to any lawsuits or claims brought against us, calculation of inventory reserves, calculation of income tax liabilities, valuation allowance on deferred tax assets and other liabilities require that we apply significant judgment in determining the appropriate assumptions for use in the calculation of financial estimates. We also must estimate the useful lives assigned to our assets. Actual results may differ from these estimates and assumptions.

Revenue Recognition

We recognize the net win from casino gaming activities (the difference between gaming wins and losses) as gaming revenues. Revenues from hotel and related services are recognized at the time the related service is performed. Revenues from tour operations include the sale of travel and leisure package reservations and are recognized at the time of departure. Real estate related revenues and profits on residential lot sales are recognized upon delivery of the completed lots to the purchasers at closing. Deposits collected in advance of closing are deferred and are included in current liabilities. Management and other fees and other operating revenues include fees charged to unconsolidated affiliates for casino and hotel management, executive management and project consulting and are recorded when earned.

For discussion of deferred revenue, see Note 19—Gain on Settlement of Territorial and Other Disputes.

Insurance Recovery

Insurance recovery represents proceeds received for business interruption amounts relating to Hurricane Michelle, which are recorded when realized.

Promotional Allowances

The retail value of accommodations, food, beverage and other services provided to customers without charge is included in gross revenues and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in gaming costs and expenses as follows:

	For the Year Ended December 31,
	2002	2001	2000

Rooms	$2,373	$2,449	$11,441
Food and beverage	6,428	6,243	23,587
Other	426	410	3,727

	$9,227	$9,102	$38,755

The total costs of providing promotional allowances in 2000 included $27.1 million at Resorts Atlantic City.

Advertising Expense

We expense advertising costs as incurred. Advertising expense was $13.9 million, $11.2 million, and $7.6 million for the years ended December 31, 2002, 2001 and 2000, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Prepaid advertising for each of the periods presented was not material.

Pre-Opening Expenses

Pre-opening costs are charged to expense as incurred. In 2000, pre-opening expenses were related to the expansion of the Ocean Club Golf Course on Paradise Island. In 2001, pre-opening expenses related to our Internet gaming operations and the Ocean Club Golf Course were $4.6 million and $2.3 million, respectively. During 2002, we had no pre-opening expenses.

Foreign Currency

Transactions denominated in foreign currencies are recorded in local currency at actual exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are reported at the rates of exchange prevailing at those dates. Any gains or losses arising on monetary assets and liabilities from a change in exchange rates subsequent to the date of the transaction have been included in corporate expenses in the accompanying consolidated financial statements. These amounts were not significant for the years ended December 31, 2002, 2001 and 2000.

The financial statements of our equity method investees and certain subsidiaries are translated from their local currencies into US dollars using current and historical exchange rates. Translation adjustments resulting from this process are reported separately and accumulated as a component of accumulated other comprehensive loss in shareholders’ equity in the accompanying consolidated balance sheets. Upon sale or liquidation of our investments, the translation adjustment would be reported as part of the gain or loss on sale or liquidation.

Derivative Financial Instruments

The Company’s derivatives consist of interest rate swap agreements used to manage the impact of interest rate changes on our long-term debt obligations and have been accounted for as fair value hedges in accordance with SFAS 133.

See Note 12—Long-Term Debt for a description of our derivative financial instruments.

Cash Equivalents

We consider all of our short-term money market securities purchased with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are carried at the lower of cost (on a first-in, first-out basis) or market value. Inventories consist primarily of food and beverages, operating supplies, and other items. Provisions have been made to reduce excess or obsolete inventories to their estimated net realizable value.

Property and Equipment and Depreciation

Property and equipment are stated at cost and are depreciated over the estimated useful lives reported below using the straight-line method.

Land improvements and utilities	14 - 40 years
Hotels and other buildings	15 - 40 years
Furniture, machinery and equipment	2 - 15 years

Deferred Charges and Other Assets

Deferred charges and other assets primarily consist of the fair value of our interest rate swaps, as discussed in Note 24, and debt issuance costs, which are being amortized to interest expense over the terms of the related indebtedness. Deferred charges related to the Mohegan Sun Casino are being amortized over a seven-year period through the end of 2003. See Note 9—Deferred Charges and Other Assets.

Goodwill

Effective January 1, 2002, the Company adopted SFAS 142 “Goodwill and Other Intangible Assets” which resulted in the cessation of the amortization of goodwill. Prior to this date, our goodwill was amortized on a straight-line basis over 40 years. Amortization expense relating to Resorts Atlantic City included in the accompanying consolidated statements of operations related to goodwill was $0 and $2.6 million for the years ended December 31, 2001 and 2000, respectively. Goodwill related to the investment in associated companies is included in the accompanying consolidated balance sheets and was $7.9 million as of December 31, 2002. Equity in earnings of associated companies for the years ended December 31, 2001 and 2000 is net of $0.3 million and $0.3 million of amortization expense related to such goodwill. The table below illustrates what the impact to the consolidated statement of operations would have been if the provisions of SFAS 142 were applied to all periods presented.

	For the Year Ended December 31,
	2002	2001	2000

Net income (loss), as reported	$40,154	$31,656	$(119,104)
Amortization of goodwill relating to Resorts Atlantic City	-	-	2,600
Amortization of goodwill relating to investments in
associated companies	-	300	300

	$40,154	$31,956	$(116,204)

Basic earnings (loss) per share:
Net income (loss), as reported	$1.44	$1.18	$(3.86)
Amortization of goodwill relating to Resorts Atlantic City	-	-	0.08
Amortization of goodwill relating to investments in
associated companies	-	0.01	0.01

Adjusted net income (loss)	$1.44	$1.19	$(3.77)

Diluted earnings (loss) per share:
Net income (loss), as reported	$1.41	$1.14	$(3.86)
Amortization of goodwill relating to Resorts Atlantic City	-	-	0.08
Amortization of goodwill relating to investments in
associated companies	-	0.01	0.01

Adjusted net income (loss)	$1.41	$1.15	$(3.77)

Investments in Associated Companies

Investments in associated companies represent investments in which the Company maintains an interest in excess of 20% but less than or equal to 50% and has significant influence over the investees. These investments are accounted for in accordance with the equity method of accounting, under which each such investment is reported at cost plus the Company’s proportionate share of the income or loss, less dividends received, of such investee since its acquisition. Equity in earnings (losses) of associated companies include such proportionate share of income or loss.

Capital Creditors

Capital creditors represents amounts due to vendors for capital improvement related projects.

Capitalized Interest

Interest is capitalized on construction expenditures and land under development at the weighted average interest rate of our long-term debt. Interest costs of $0.2 million, $1.1 million, and $11.1 million were capitalized in the years ended December 31, 2002, 2001 and 2000, respectively.

Stock-Based Compensation

We have elected to apply Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” as interpreted in FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” in accounting for compensation under our stock option plans in lieu of the alternative fair value accounting provided for under SFAS No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148 (“SFAS 123”).

Accordingly, we have not recognized any compensation expense for those stock options granted at option prices equal to the fair market value of the common stock at the date of grant. The fair value of options granted during 2002, 2001 and 2000 was estimated as of the respective dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions. The weighted average fair value of options granted in 2002 was $7.53.

	For the Year Ended December 31,
	2002	2001	2000

Risk-free interest rate	2.7%	4.7%	6.0%
Expected volatility	37.2%	52.0%	43.0%
Expected life of options in years	4-5	4-5	6-7
Expected dividend yield	-	-	-

The following table illustrates the effect on net income and earnings (loss) per share if Kerzner had applied the fair value recognition provisions of SFAS 123 to stock-based compensation.

	For the Year Ended December 31,
	2002	2001	2000

Net income (loss), as reported	$40,154	$31,656	$(119,104)
Deduct: Total stock-based employee
compensation expense determined under
fair value based method for all awards,
net of related tax effects	6,448	9,252	7,307

Pro forma net income (loss)	$33,706	$22,404	$(126,411)

Earnings (loss) per share:
Basic - as reported	$1.44	$1.18	$(3.86)
Basic - pro forma	$1.21	$0.83	$(4.10)
Diluted - as reported	$1.41	$1.14	$(3.86)
Diluted - pro forma	$1.18	$0.81	$(4.10)

Long-Lived Assets

We review our long-lived assets and certain identifiable intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If changes in circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition are estimated. If the undiscounted value of the future cash flows is less than the carrying value of the asset, the carrying value of the long-lived asset will be reduced by the amount which the carrying value exceeds fair value. We do not believe that any such changes have occurred except as a result of the Resorts Atlantic City Sale and the Atlantic City Option, as discussed in Note 3.

Income Taxes

We are subject to income taxes in certain jurisdictions. Accordingly, the accompanying consolidated statements of operations include a provision for income taxes based on prevailing tax laws of those jurisdictions.

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized. We considered these factors in reaching our conclusion to reduce the valuation allowance during 2002, which resulted in a reduction to our provision for income taxes.

Accumulated Other Comprehensive Loss

Financial statements of foreign entities in which the Company maintains an investment are prepared in their respective local currencies and translated into US dollars at the current exchange rates for assets and liabilities and an average rate for the year for revenues and expenses. Net gains or losses resulting from the translation of foreign financial statements are charged or credited to the currency translation adjustment component of accumulated other comprehensive loss. Other comprehensive income (loss) have no tax impact as they relate to translation reserves on investments owned by foreign entities that are not subject to taxation.

Treasury Stock

Ordinary shares, which were repurchased and held in treasury, are stated at cost in the accompanying consolidated balance sheet. See Note 13 for further discussion.

Recent Accounting Pronouncements

Classification of Extraordinary Items

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt” (“Statement 4”), and an amendment of Statement 4, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking Fund Requirements” (“Statement 64”). SFAS 145 also rescinds FASB Statement No. 44, and amends FASB Statement No. 13. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of Statement 4 are to be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion 30 for classification as an extraordinary item will be reclassified.

Under Statement 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS 145 eliminates Statement 4 and, thus, the exception to applying APB Opinion 30 to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking fund requirements—the exception to application of Statement 4 noted in Statement 64). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion 30. Applying the provisions of APB Opinion 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item.

We believe the adoption of SFAS 145 will require the $20.5 million extraordinary loss on extinguishment of our 8 5/8% Senior Subordinated Notes and our 9% Senior Subordinated Notes recognized during the year ended December 31, 2002 to be reclassified upon adoption of SFAS 145 in the first quarter of 2003.

Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Adoption of SFAS 146 is not expected to have a significant impact on our financial position or results of operations.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor’s obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability at an estimate of the guarantee’s fair value for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur.

The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002 and have been included in Note 22—Commitments and Contingencies.

We currently guarantee certain amounts related to certain of our equity method investments. See Note 22—Commitments and Contingencies. We have not recognized a liability for any guarantee issued prior to December 31, 2002. If in the future we modify the current guarantees or issue new guarantees, we will be obligated to recognize a liability at an estimate of the guarantee’s fair value.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). This interpretation of Accounting Research Bulletin 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, or (ii) the equity investors lack one or more of the following characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities, or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation of the risk of absorbing the expected losses.

FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We have not yet assessed the impact that adopting FIN 46 will have on our financial position or results of operations.

Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment to FASB Statement No. 123” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair valued based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have not yet determined to change the accounting for option grants to SFAS 123 accounting.

See Notes 2 and 14 for additional disclosures.

Note 3 — Business Acquisitions and Dispositions

Palmilla Acquisition

On September 12, 2002, we acquired a 50% ownership interest in the 115-room Palmilla Resort, a deluxe, five-star property located near Cabo San Lucas in Baja, Mexico, for approximately $40.8 million, including direct acquisition costs. This acquisition was funded through a combination of cash on hand and borrowings under our revolving credit facility as part of our strategy to expand our luxury resort business. In connection with the purchase, we entered into long-term management and development contracts related to the property that will expire in 2022. As part of the purchase agreement, we have an option to acquire the remaining 50% interest from the owner for a price of $40.0 million, plus 50% of Palmilla’s working capital. This option expires on March 12, 2003. As part of the purchase agreement, the owner has the right to require us to acquire the remaining 50% interest from the owner for a price of $36.3 million, plus 50% of Palmilla’s working capital, with the price subject to adjustment, as defined in the purchase agreement, during the first year of the option period. The purchase price during the second year of the option period is based on a formula, as defined. This option period begins on September 12, 2005 and expires on September 12, 2007.

On January 29, 2003, the Company announced that Palmilla Resort would be undertaking a $75.0 million expansion project, which will commence in April 2003 and will increase the room count to 174 rooms and significantly upgrade the amenities and public areas offered by the resort. The expansion is expected to be completed by the end of 2003 and will be financed primarily through local project financing, which is to be supported by a Kerzner guarantee.

Kanuhura Acquisition

On August 1, 2001, we acquired a 25% ownership interest in the Kanuhura Resort & Spa, a 120-room luxury resort located on Kanuhura Island in the Maldives, which is approximately 600 miles southwest of the southern tip of India, for $3.8 million. In connection with the purchase, we entered into a long-term management contract related to the property that will now expire in 2023.

See Extension of Mauritius Management Contracts discussion within Note 15—Related Party Transactions.

Sale of Resorts Atlantic City

Through a wholly owned subsidiary, we previously owned and operated Resorts Atlantic City, a 644-room casino and hotel property. On April 25, 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC (“Colony”) for a purchase price of approximately $144 million, including accrued interest (the “Resorts Atlantic City Sale”). The proceeds received from Colony consisted of approximately $127 million in cash and an unsecured $17.5 million note (the “Promissory Note”). The cash proceeds received from Colony were partially offset by approximately $6 million in costs paid by us after closing, which included employee termination costs and legal fees. The Promissory Note, which was repaid in 2002, accrued interest at a rate of 12.5% per annum. The net cash proceeds were used to permanently reduce borrowings outstanding by us under a bank credit facility (the “Revolving Credit Facility”).

We entered into a definitive agreement to sell Resorts Atlantic City in the fourth quarter of 2000, at which time we recorded a loss of $229.2 million resulting from the write-down of net assets held for sale to their realizable value. Therefore, the net proceeds received at closing equaled the carrying value of the net assets disposed of, and accordingly, except for interest income earned during 2001 on the proceeds, there was no further gain or loss recorded as a result of the closing. As of January 1, 2001, the operations of Resorts Atlantic City are no longer included in our consolidated financial statements.

Summary operating results of Resorts Atlantic City for the year ended December 31, 2000 were as follows (in thousands of US dollars):

Revenues	$257,963
Net loss	$(22,406)

Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the “Atlantic City Option”) to acquire certain undeveloped real estate which we own, adjacent to Resorts Atlantic City, for a purchase price of $40 million, which option can be extended by Colony for two additional one-year periods upon 45 days notice to us prior to the expiration of the then current option period and payment to us of a $2.5 million extension payment for each renewal period. The current option period expires on April 24, 2003 and Colony has not yet exercised its right to extend the option period. The net carrying value of the land included in the Atlantic City Option is included in property and equipment in the accompanying consolidated balance sheets. Effective April 25, 2001, the closing date of the Resorts Atlantic City Sale, Colony leases from us certain of the property included in the Atlantic City Option for $100,000 per month.

Termination of Desert Inn Acquisition Agreement

In March 2000, Starwood and the Company agreed to terminate our agreement (the “Termination Agreement”) under which we were to acquire the Desert Inn Hotel and Casino in Las Vegas (the “Desert Inn”) for $275 million. In connection with the proposed acquisition of the Desert Inn, we had previously placed a $15 million deposit with Starwood (the “Deposit”). Pursuant to the Termination Agreement, the amount, if any, that the Company would be required to pay from the Deposit was based on the ultimate sales price of the Desert Inn to another party.

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

Note 4 — Cash, Cash Equivalents and Restricted Cash

Cash equivalents at December 31, 2002 and 2001 included reverse repurchase agreements (federal government securities purchased under agreements to resell those securities) under which we had not taken delivery of the underlying securities and investments in a money market fund that invests exclusively in US Treasury obligations. At December 31, 2002, we held reverse repurchase agreements of $6.9 million, all of which matured in the first week of January 2003.

At December 31, 2002, restricted cash included a $3.3 million on deposit in the Isle of Man related to our Internet gaming operation, which we believe will become unrestricted during 2003 in connection with the discontinued operations of Kerzner Interactive. At December 31, 2001, restricted cash also included a $1.0 million certificate of deposit as security on a bank credit facility, with the balance relating to customer deposits related to the sale of home sites at Ocean Club Estates.

Note 5 — Trade Receivables

Components of trade receivables were as follows:

	December 31,
	2002	2001

Gaming	$18,857	$21,832
Less: allowance for doubtful accounts	(6,751)	(11,141)

	12,106	10,691

Non-gaming:
Hotel and related	21,217	16,372
Other	13,965	12,729

	35,182	29,101
Less: allowance for doubtful accounts	(2,317)	(2,338)

	32,865	26,763

	$44,971	$37,454

Note 6 — Prepaid and Other Assets

Components of prepaid and other assets as of December 31, 2002 included $8.0 million of windstorm and other insurance and $6.3 million of other prepaid amounts and other assets.

Note 7 — Property and Equipment

Components of property and equipment were as follows:

	December 31,
	2002	2001

Land	$237,693	$237,817
Land improvements and utilities	225,005	227,635
Hotels and other buildings	631,855	638,232
Furniture, machinery and equipment	217,827	212,029
Construction in progress	40,031	18,119

	1,352,411	1,333,832
Less: accumulated depreciation	(224,036)	(178,640)

	$1,128,375	$1,155,192

Note 8 — Notes Receivable

As of December 31, 2002, notes receivable consisted primarily of $15.0 million principal amount of London Clubs International’s (“LCI”) senior notes that were purchased at 87.75% of the principal amount. LCI’s senior notes bear interest at 7.74% per annum and are due in 2004. As of December 31, 2001, notes receivable consisted of $17.5 million principal amount, plus accrued interest, of the promissory note from Colony in connection with the Resorts Atlantic City sale. See Note 3 for further discussion.

Note 9 — Deferred Charges and Other Assets

Components of deferred charges and other assets were as follows:

	December 31,
	2002	2001

Interest rate swap asset	$19,574	$-
Debt issuance costs	11,113	14,887
Mohegan Sun Casino deferred charges	709	1,739
Trading Cove New York	-	1,523
Other	3,702	543

	$35,098	$18,692

Note 10 — Accounts Payable and Accrued Liabilities

Components of accounts payable and accrued liabilities were as follows:

	December 31,
	2002	2001

Customer deposits and unearned revenues	$41,035	$34,891
Accrued payroll and related benefits	29,756	15,532
Accrued interest	10,686	11,796
Trade payables	19,240	11,535
Other accrued liabilities	55,454	74,309

	$156,171	$148,063

Note 11 — Other Long-Term Liabilities

As of December 31, 2002, other long-term liabilities primarily consisted of deferred rent credits related to a building lease entered into during 2002 for our office in Plantation, Florida. Other long-term liabilities at December 31, 2001 represent the fair value of our derivative instruments. See “Derivative Financial Instruments” described in Note 12.

Note 12 — Long-Term Debt

Long-term debt consisted of the following:

	December 31,
	2002	2001

Amended Revolving Credit Facility (a)	$72,000	$24,000
$200 million 9% Senior Subordinated Notes
due 2007 ("9% Senior Subordinated Notes")(b)	-	199,419
$100 million 8-5/8% Senior Subordinated Notes
due 2007 ("8-5/8% Senior Subordinated Notes")(c)	-	100,000
$400 million ($200 million at December 31, 2001)
8-7/8% Senior Subordinated Notes due 2011 ("8-7/8% Senior
Subordinated Notes")(d)	425,300	194,497
Other	731	576

	498,031	518,492
Less: amounts due within one year	(275)	(261)

	$497,756	$518,231

(a) Amended Revolving Credit Facility

Effective as of May 31, 2002, we reached agreement with the lenders under our Revolving Credit Facility (the “Amended Revolving Credit Facility”) to increase the amount available under that facility to $300.0 million, subject to the borrowing base discussed below. An additional $50.0 million of borrowings may be available under certain conditions.

Loans under the Amended Revolving Credit Facility bear interest at (i) the higher of (a) Canadian Imperial Bank of Commerce’s base rate or (b) the Federal Funds rate plus 1/2 of one percent, in either case plus an additional 0.25% to 1.75% based on a debt to earnings ratio during the period, as defined (the “Leverage Ratio”) or (ii) London Interbank Offered Rate (“LIBOR”) rate plus 1.25% to 2.75% based on the Leverage Ratio. After each drawdown on the Amended Revolving Credit Facility, interest is due every three months for the first six months and is due monthly thereafter. At December 31, 2002, the weighted average interest rate on amounts outstanding under the Amended Revolving Credit Facility was 3.40%. Loans under the Amended Revolving Credit Facility may be prepaid and reborrowed at any time and are due in full in November 2006. Commitment fees are calculated at per annum rates ranging from 0.25% to 0.50%, based on the Leverage Ratio, applied to the undrawn amount of the Amended Revolving Credit Facility and are payable quarterly.

Effective February 7, 2003, we obtained approval from the required lenders under our amended revolving credit facility to, among other things, calculate borrowings available using a borrowing base calculation, such that we can draw the lesser of the borrowing base or the commitment amount. This approval is subject to certain conditions that we expect to satisfy by June 30, 2003. If for any reason we are unable to meet those conditions or negotiate new conditions for effectiveness of the borrowing base, our borrowings as of July 1, 2003 will be limited by the total amount of per occurrence “all risks” insurance that we maintain on our properties on Paradise Island of $150.0 million per occurrence. Under the borrowing base calculation as of the year ended December 31, 2002, our borrowing limit would have been $300.0 million, as the anticipated borrowing base calculation would have exceeded the commitment amount.

The Amended Revolving Credit Facility contains restrictive covenants which, among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business. As of December 31, 2002, we believe we are in compliance with all of such covenants.

(b) Tender Offer ,Consent Solicitation and Redemption

On May 8, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 9% Senior Subordinated Notes. In conjunction with the tender offer, we solicited consents to proposed amendments to the indenture governing the 9% Senior Subordinated Notes. The tender offer expired on June 5, 2002. At the expiration, a total of $177.5 million of the outstanding $200.0 million aggregate principal amount of the notes were tendered and accepted for purchase in the tender offer. On June 21, 2002, we redeemed, in accordance with the terms of the indenture governing the notes, all of the 9% Senior Subordinated Notes that remained outstanding at the time, at the applicable redemption price of $1,045 per $1,000 of principal amount thereof, plus interest accrued to the redemption date. We used the proceeds from the issuance of $200.0 million of our 8 7/8% Senior Subordinated Notes on May 20, 2002, to retire our outstanding 9% Senior Subordinated Notes pursuant to the tender offer and redemption.

(c) Redemption of 8 5/8% Senior Subordinated Notes

On November 27, 2002, we called for the redemption of the entire outstanding principal amount of our 8 5/8% Senior Subordinated Notes due 2007 pursuant to the terms of the indenture governing these Notes. We had purchased $25.8 million of the 8 5/8% Senior Subordinated Notes through transactions on the open market. On December 27, 2002, we redeemed the remaining $74.2 million aggregate principal amount outstanding at the redemption price of 104.313%, or $1,043.13 for each $1,000.00 of principal amount outstanding, plus accrued interest.

(d) Private Offering and Exchange Offer of $200.0 Million of 8 7/8% Senior Subordinated Notes

On May 20, 2002, we completed a private placement of $200.0 million of our 8 7/8% Senior Subordinated Notes issued at 103%. The proceeds from these Senior Subordinated Notes were used to repay the 9% Senior Subordinated Notes pursuant to the tender offer. The 8 7/8% Senior Subordinated Notes were not initially registered under the Securities Act or under state securities laws. We have completed a required exchange offer under a registration rights agreement with respect to these notes.

The 8 7/8% Senior Subordinated Notes are all unconditionally guaranteed by substantially all of our wholly owned subsidiaries. Interest on each series of the notes is paid semi-annually on February 15 and August 15. The indenture for the 8 7/8% Senior Subordinated Notes contains various restrictive covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (a) incur additional indebtedness, (b) incur certain liens, (c) engage in certain transactions with affiliates and (d) pay dividends and make certain other payments. We believe we are in compliance with all such covenants as of December 31, 2002.

All of our outstanding 8 7/8% Senior Subordinated Notes rank pari passu with each other and are all subordinated to the Amended Revolving Credit Facility.

Derivative Financial Instruments

Interest Rate Risk Management

We attempt to limit our exposure to interest rate risk by managing our long-term fixed and variable rate borrowings. In August and December 2001, we entered into fixed-to-variable rate interest rate swap agreements (the “Swap Agreements”) designated as fair value hedges of $200 million principal amount of our 8 7/8% Senior Subordinated Notes. These Swap Agreements qualify for the “shortcut” method of accounting provided under SFAS 133, which allows the assumption of no ineffectiveness in our hedging relationship. Accordingly, there is no income statement impact from changes in the fair value of the Swap Agreements. Instead, the changes in the fair value of the Swap Agreements are recorded as an asset or liability on the accompanying consolidated balance sheet, with an offsetting adjustment to the carrying value of the related debt.

Other long-term liabilities of $5.5 million on the accompanying consolidated balance sheet at December 31, 2001 primarily represent the fair value of the Swap Agreements as of that date, with a corresponding decrease in the carrying value of our 8 7/8% Senior Subordinated Notes. This represents the principal amount we would have been required to pay had the Swap Agreements been terminated on that date. Included in deferred charges and other assets on the accompanying consolidated balance sheet at December 31, 2002 is $19.6 million representing the fair value of the Swap Agreements as of that date. This represents the principal amount we would have received had the Swap Agreements been terminated on that date. This resulted in a corresponding increase to the carrying value of our 8 7/8% Senior Subordinated Notes. As of December 31, 2002 and 2001, the aggregate notional principal amount of the Swap Agreements was $200.0 million and they mature in August 2011 concurrent with the 8 7/8% Senior Subordinated Notes. As of December 31, 2002 and 2001, the weighted average variable rate on the Swap Agreements was 5.00% and 6.12%, respectively.

As of December 31, 2002 and 2001, after giving effect to the Swap Agreements, our fixed rate borrowings represent approximately 42% and 57% and our floating rate borrowings represent 58% and 43%, respectively, of total borrowings.

During the first seven months of 2001 and during the year 2000, we were a party to variable-to-fixed rate interest rate swap agreements (the “Prior Swap Agreements”) designated as cash flow hedges of our Revolving Credit Facility. In July 2001, we terminated the Prior Swap Agreements, which were scheduled to mature at the end of 2001. The costs of terminating these agreements early was $2.1 million and is included in interest expense in the accompanying 2001 consolidated statements of operations. As of December 31, 2000, the weighted average fixed rate payment on the Prior Swap Agreements was 6.89%.

Credit Exposure

We are exposed to credit-related losses in the event of non-performance by counterparties to our Swap Agreements. We monitor the creditworthiness of the counterparties and presently do not expect default by any of the counterparties. We do not obtain collateral in connection with our derivative financial instruments.

Guarantees

For a description of the Company’s guarantees of certain debt of affiliated entities, see Note 22.

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

Pursuant to the consent solicitation, we paid a total of $1.5 million in consent payments to the consenting noteholders. The consent payments were recorded as deferred debt modification costs, and, before the extinguishment of the related debt, were being amortized over the remaining life of the debt. All other costs associated with the consent solicitation were expensed as incurred.

Overdraft Loan Facility

Pursuant to a letter of commitment dated September 30, 1994, as amended, between us and The Bank of Nova Scotia, we have a revolving overdraft loan facility (the “Overdraft Facility”) in the amount of Bahamian $5.0 million which was equal to US $5.0 million as of December 31, 2002 and 2001. The Overdraft Facility, if utilized, would bear interest at The Bank of Nova Scotia’s base rate for Bahamian dollar loans plus 1.5% with repayment subject to annual review. The Overdraft Facility is secured by substantially all of our Bahamian assets and ranks pari passu with the Amended Revolving Credit Facility. This facility has never been utilized.

Debt Maturity

Aggregate annual maturities of long-term debt as of December 31, 2002 for each of the next five years and thereafter are as follows:

Year Ending December 31,

2003	$275
2004	326
2005	130
2006	72,000
2007	-
Thereafter	400,000

472,731
Debt premium	5,726
Interest rate swap fair value adjustment	19,574

$498,031

For further discussion of the fair value adjustment, see “Derivative Financial Instruments” above.

Note 13 — Shareholders’ Equity

Our authorized, issued and outstanding shares were as follows:

	December 31,
	2002	2001

Ordinary Shares
Par value per share	$0.001	$0.001
Authorized	250,000	250,000
Issued and outstanding (1)	35,197	34,405
Treasury shares	7,072	7,087
Preference Shares
Par value per share	$0.001	$0.001
Authorized	100,000	100,000
Issued and outstanding	-	-
(1) Included treasury shares

Proposed Acquisition of KZL Ordinary Shares and Self-Tender Offer

In January 2000, we received a proposal from SIIL, at that time the majority shareholder of Kerzner, to acquire in a merger transaction all of the ordinary shares not already owned by SIIL or its shareholders for $24 per share in cash. To consider the proposal, we formed a committee of independent members of the Board of Directors (the “Special Committee”) that retained its own financial and legal advisers. The proposed transaction was subject to various conditions, including approval by the Special Committee. On June 16, 2000, we announced that SIIL was not able to negotiate a mutually satisfactory transaction with the Special Committee and that SIIL had advised us that its proposal had been withdrawn.

In order to allow our shareholders to elect to sell at least a portion of their ordinary shares at the price formerly proposed by SIIL, in June 2000, our Board of Directors approved a self-tender offer for up to 5,000,000 ordinary shares at a $24 per share cash price. The self-tender offer commenced on June 25, 2000 and on August 2, 2000, we announced that 13,554,651 of the then outstanding 32,682,350 ordinary shares were tendered. Because the self-tender offer was oversubscribed, a pro-ration factor of 36.89% was applied, and pursuant to the self-tender offer, we purchased 5,000,000 ordinary shares at $24 per share. In 2000, amounts related to SIIL’s proposed acquisition of ordinary shares as well as the completion of the self-tender offer are reflected as transaction costs in the accompanying consolidated statements of operations.

Earnings Per Share Data

The following is a reconciliation of the shares used in our earnings per share computations (shares in thousands):

	For the Year Ended December 31,
	2002	2001	2000

Weighted average shares
used in basic computations	27,891	26,885	30,849
Dilutive stock options, warrants and
restricted shares outstanding	653	941	-

Weighted average shares
used in diluted computations	28,544	27,826	30,849

The net income (loss) amount used as the numerator in calculating basic and diluted earnings per share is the net income (loss) in the accompanying consolidated statements of operations. The effect of certain options, warrants and restricted shares was not included in the computation of diluted earnings per share in 2002 and 2001 because the effect would have been anti-dilutive. In the year 2000, we incurred a net loss, and therefore, the effect of all options, warrants and restricted shares was excluded from the computation. The number of options not included in the computation for the years 2002, 2001 and 2000 were 1.3 million, 2.0 million and 2.2 million, respectively.

Note 14 — Stock-Based Compensation

Stock Options

Our shareholders approved stock option plans in 1995 (“1995 Plan”), 1997 (the “1997 Plan”) and in 2000 (the “2000 Plan,” and collectively the “Plans”) that provide for the issuance of options to acquire an aggregate of 7,500,000 ordinary shares. Pursuant to the Plans, the option prices are equal to the market value per share of the ordinary shares on the date of the grant. The 1995 Plan provided for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options, and thereafter in installments of 20% per year over a four-year period. The 1997 Plan provides for the same vesting schedule except that the vesting period begins one year after the grant date. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over the remaining two-year period. Options granted under the Plans have a term of 10 years from the date of grant. The Plans provide for options with respect to Ordinary Shares to be granted to our directors, officers and employees.

A summary of our stock option activity for 2002, 2001 and 2000 is as follows (options in thousands, except per share data):

	December 31,
	2002		2001		2000
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	5,742	$25.14	6,017	$24.59	3,918	$29.60
Granted	1,659	21.17	665	25.19	2,660	18.05
Exercised	(776)	17.95	(531)	14.93	(192)	15.82
Terminated and other	(1,278)	38.14	(409)	29.35	(369)	35.55

Outstanding at end of year	5,347	21.54	5,742	25.14	6,017	24.59

Exercisable at end of year	3,160	21.49	2,965	26.35	3,459	25.69

Available for grant	35		239		340

The weighted average exercise price and weighted average contractual life of exercisable at December 31, 2002 is as follows (options in thousands except per share data):

Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life

$11.69 - $19.99	1,634	$18.07	7.0
$20.00 - $25.01	971	20.33	9.5
$25.02 - $35.01	429	32.04	5.0
$35.02 - $41.63	126	38.58	5.2

	3,160	$21.54	7.4

The weighted average exercise price and weighted average contractual life of outstanding options at December 31, 2002 is as follows (options in thousands except per share data):

Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life

$11.69 - $19.99	2,416	$18.09	7.2
$20.00 - $25.01	1,707	20.64	9.6
$25.02 - $35.01	1,083	28.44	7.2
$35.02 - $41.63	141	38.69	5.3

	5,347	$21.49	7.9

Stock Option Tender Offer

As previously described, we adopted stock option plans for our directors, officers and employees in 1995, in 1997, and in 2000 that provide for the issuance of options to acquire an aggregate of 7,500,000 of our ordinary shares. As of December 31, 2002, nearly all of these options had been granted at exercise prices ranging from $11.69 to $41.63 As of December 31, 2002, options to acquire 5,347,000 ordinary shares were outstanding, of which 3,160,000 were exercisable as of that date.

On May 7, 2002, our board of directors resolved, under certain conditions, to make available to employees and directors holding options with an exercise price higher than $32.00 per share, an offer to surrender all or some of the options granted to them under the Plans. In exchange, such employees and directors would have the possibility, under certain conditions, to be granted new options giving the right to subscribe for 75% of the number of shares as the surrendered options. The exercise price for the new options would be the fair market value of the ordinary shares on the new grant date, which would be no sooner than six months and one day after the cancellation date of the old options, subject to the conditions set forth in the Schedule TO (Tender Offer) documents filed with the Securities and Exchange Commission on May 27, 2002, the commencement date of the offer period. The offer to option holders under the exchange program expired on June 25, 2002. The 1,227,600 eligible options that were properly submitted for exchange were accepted and cancelled effective June 26, 2002. Such options represent substantially all those that were eligible for exchange. We granted 920,700 new options, which have similar terms to the cancelled options, in exchange for the cancelled options on December 26, 2002 at a price of $20.07.

Note 15 — Related Party Transactions

In the normal course of business, we undertake transactions with a number of unconsolidated affiliated companies. Certain of our subsidiaries provide construction funding, project consulting and management services to such affiliates. Due from affiliates consisted of the following:

	December 31,
	2002	2001

Harborside at Atlantis	$26,270	$22,921
Trading Cove Associates	14,901	11,957
One&Only Kanuhura	5,209	3,425
Mauritius Resorts	5,164	5,438
One&Only Royal Mirage	389	511
Reethi Rah	313	-
Palmilla Resort	175	-

	52,421	44,252
Less: amounts due within one year	(28,042)	(28,364)

	$24,379	$15,888

Harborside at Atlantis

We entered into a series of promissory notes with Harborside at Atlantis (“Harborside”) to fund 50% of the construction cost of the timeshare units on Paradise Island in The Bahamas. These notes amounted to $19.5 million at December 31, 2002. We earn interest on these advances at a rate equal to one-month LIBOR plus 250 basis points, which was 3.88% at December 31, 2002. The loans were made simultaneously with loans from Starwood, which mirror the amounts, terms and conditions of our loans. Our loans and the Starwood loans are pari passu with respect to payments of principal and accrued interest and such payments will be made in cash, as it is available from the sale of timeshare units. Of the amount advanced to Harborside at Atlantis, the Company does not anticipate repayment within the next twelve months.

Repairs at Harborside were completed during the fourth quarter, with the resort reopening in December 2002. Harborside was closed at the end of August 2002 in order to repair significant damage resulting from adverse weather primarily due to Hurricane Michelle. Included within equity in earnings from Harborside is a $6.9 million charge, which represents our share of construction remediation costs. This loss has not been reduced by any anticipated insurance recovery, but Harborside has filed a claim with its insurers, which is presently under negotiation. Amounts due from Harborside include $2.9 million representing the fair value of services provided by Atlantis to the timeshare owners of Harborside while Harborside was undergoing construction remediation work and is included within 2002 rooms and food and beverage revenue in the accompanying consolidated statements of operations.

We provide marketing, administrative and development services to Harborside from which we earned fees of $1.6 million, $1.4 million and $3.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Trading Cove Associates

Amounts due from TCA relate to amounts due the Company under the Relinquishment Agreement and the Development Agreement with the Mohegan Tribe and are expected to be collected during 2003. For the years 2002, 2001 and 2000, we recorded payments received from TCA pursuant to the Relinquishment Agreement and the Development Agreement of $30.9 million, $27.4 million and $23.6 million, respectively. Relinquishment and development fees are recorded in management and other fees in the accompanying consolidated statements of operations.

One&Only Kanuhura

We provide management services to One&Only Kanuhura, a Maldives company in which we currently own a 25% equity interest. The terms of the management agreement run concurrent with the terms of a lease between One&Only Kanuhura and the government of the Republic of Maldives. That lease expires in 2026 and is subject to extension. For both the year ended December 31, 2002 and for the period from August 1, 2001 (the date of acquisition) through December 31, 2001, we have recognized $0.7 million in equity losses from associated companies in the accompanying consolidated statement of operations.

Funds advanced to One&Only Kanuhura of $4.5 million, excluding accrued interest, which represented our share of funding for operations, are not anticipated to be repaid during the next twelve months. These loans accrue interest at a rate of LIBOR plus 600 basis points.

Fees for management services during the year ended December 31, 2002 and for the period from August 1, 2001 through December 31, 2001 were $383,000 and $38,000, respectively.

Mauritius Resorts

We provide management services to Sun Resorts Limited, a Mauritius company in which we currently own a 20.4% equity interest. Pursuant to the management agreement with Sun Resorts Limited, we provide comprehensive management services under individual management agreements relating to each of One&Only Le Saint Géran, One&Only Le Touessrok, La Pirogue, Sugar Beach and Le Coco Beach resort hotels, which Sun Resorts Limited owns. The term of each of these management agreements were due to expire in December 2008, but have been extended to 2023 as explained further below. For the year ended December 31, 2002, 2001, and 2000, we have recognized $5.6 million, $6.8 million and $7.5 million, respectively, related to these contracts. Additionally, during 2002, we completed a major redevelopment of One&Only Le Touessrok for which the Company earned a project fee of $1.5 million.

Extension of Mauritius Management Contracts

In December 2002, we entered into an agreement with Sun Resorts Limited (“SRL”) to form a new company for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and One&Only Kanuhura in the Maldives. SRL initially will own 20% of the new entity, to be known as One&Only (Indian Ocean) Management Limited, and we will own the remaining 80%. Subject to certain conditions, SRL’s ownership interest will increase incrementally through 2009, at which time it will own 50% of the new entity. As consideration for this, SRL has agreed to extend the management contracts from 2008 through 2023. Subject to certain conditions, SRL will have a right of first refusal to participate equally with us in any development project in specified Indian Ocean territories. We recently signed an agreement with SRL that provides for, among other things, the sale of 20% of our debt and equity interests in Kanuhura to SRL. Following this sale, which is effective as of January 1, 2003, we will have a 20% equity interest in Kanuhura.

One&Only Royal Mirage

Fees for management services to One&Only Royal Mirage during the year ended December 31, 2002, 2001 and 2000 were $1.2 million, $1.1 million and $1.2 million, respectively.

Palmilla Resort

Fees for management services to Palmilla Resort during the period from September 12, 2002 through December 31, 2002 were $128,000.

Loans to Management

As of December 31, 2002, there is one loan outstanding for $0.8 million, including accrued interest, and another for $0.5 million, including accrued interest. Both loans accrue interest at 7.0% per annum.

Note 16 — Retirement Plans

Certain of our subsidiaries participate in a defined contribution plan covering substantially all of their full-time employees. We make contributions to this plan based on a percentage of eligible employee contributions. Total expenses for this plan were $185,000, $237,000 and $887,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

In addition to the plan described above, union and certain other employees of our subsidiaries in The Bahamas, and formerly Resorts Atlantic City, are covered by multi-employer defined benefit pension plans to which employers make contributions. In connection with these plans, we expensed $6.7 million, $5.9 million and $7.4 million for the years ended December 31, 2002, 2001 and 2000 respectively.

Note 17 — Restructuring Expense

Restructuring costs in 2001 were comprised of severance payments made to employees who were terminated due to lower occupancy levels at Atlantis subsequent to the terrorist attacks on September 11, 2001.

There were a total of 278 employees terminated pursuant to the restructuring which included 57 administrative positions, 198 hotel employees and 23 employees on our development staff. Of the total $5.7 million expense recorded in 2001, 17 employees were not released and, accordingly, the remaining $4.7 million had been paid out to a total of 261 employees by the end of 2002. The remaining balance of $1.0 million was reversed in 2002 as fewer employees were released and the amounts were settled for less than originally planned.

Note 18 — Investments in and Equity in Earnings (Losses) of Associated Companies

Components of investments in associated companies were as follows:

	December 31,
	2002	2001

Palmilla Resort	$40,668	-
Sun Resorts Limited (Mauritius Resorts)	22,818	22,891
One&Only Kanuhura	2,393	3,053
Harborside at Atlantis	(632)	4,583
Trading Cove New York	1,692	-

	$66,939	$30,527

The accompanying consolidated financial statements include equity in earnings (losses) of associated companies as a result of our equity method investments, including our 50% interest in Palmilla Resort, our 20.4% interest in Sun Resorts Limited, our 50% interest in Harborside at Atlantis, our 25% interest in One&Only Kanuhura and our 50% interest in TCNY.

Palmilla Resort

Effective September 12, 2002, we acquired our 50% interest in Palmilla Resort. The following unaudited summarized information of Palmilla Resort has been prepared under accounting principles generally accepted in the United States of America as of December 31, 2002 and for the period from September 12, 2002 through December 31, 2002.

For the period from September 12, 2002 through December 31, 2002 (Unaudited)

Revenues	$5,467
Loss from operations	(449)
Loss before income taxes	(443)
Net Loss	(287)
As of December 31, 2002 (Unaudited)
Current assets	$ 6,324
Non-current assets	79,171
Total assets	85,495
Current liabilities	4,587
Non-current liabilities	-
Shareholders' equity	80,908

Mauritius Resorts

Through June 16, 2000, we owned a 22.8% interest in Sun Resorts Limited, or Mauritius Resorts. Effective June 16, 2000, SRL issued additional shares of stock under a rights issue in which we did not participate, effectively reducing our ownership interest to 20.4%. The following unaudited summarized financial information of SRL has been prepared under accounting principles generally accepted in the United States of America as of and for the years ended December 31, 2002, 2001 and 2000 (converted to US dollars at the appropriate exchange rate).

	For the Year Ended December 31, (Unaudited)
	2002	2001	2000

Revenues	$78,058	$93,398	$106,151
Income from operations	19,448	25,277	28,310
Income before income taxes	14,331	20,136	20,480
Net income	8,510	17,482	17,208
	As of December 31, (Unaudited)
	2002	2001

Current assets	$23,971	$27,413
Non-current assets	269,411	198,422
Total assets	293,382	225,835
Current liabilities	52,186	32,950
Non-current liabilities	99,739	73,216
Shareholder's equity	141,457	119,635

One&Only Kanuhura Resort

Effective August 1, 2001, we acquired our 25% interest in One&Only Kanuhura. The following unaudited summarized financial information of One&Only Kanuhura has been prepared under accounting principles generally accepted in the United States as of and for the years ended December 31, 2002 and 2001.

	For the Year Ended December 31, (Unaudited)
	2002	2001

Revenues	$10,595	$3,809
Loss from operations	(421)	(1,261)
Loss before income taxes	(2,633)	(2,564)
Net Loss	(2,633)	(2,564)
	As of December 31, (Unaudited)
	2002	2001

Current assets	$3,372	$3,215
Non-current assets	28,249	29,517
Total assets	31,621	32,732
Current liabilities	6,165	4,724
Non-current liabilities	28,596	26,233
Shareholders' (deficiency) equity	(3,140)	1,775

Harborside at Atlantis

Harborside at Atlantis constructs, sells and manages timeshare units on Paradise Island, The Bahamas. Construction of 82 units was completed in February 2001 and sales of timeshare units began in May 2000. As of December 31, 2002, 64% of the timeshare units were sold. The following unaudited summarized financial information of Harborside at Atlantis has been prepared under accounting principles generally accepted in the United States of America as of and for the years ended December 31, 2002 and 2001.

	For the Year Ended December 31, (Unaudited)
	2002	2001

Revenues	$37,411	$35,371
Income (loss) from operations	(11,023)	1,372
Income (loss) before income taxes	(10,428)	1,372
Net income (loss)	(10,428)	1,372
	As of December 31, (Unaudited)
	2002	2001

Current assets	$97,469	$99,832
Non-current assets	9,255	9,525
Total assets	106,724	109,357
Current liabilities	99,356	88,700
Non-current liabilities	1,364	-
Shareholders' equity	6,004	20,657

Note 19 — Gain on Settlement of Territorial and Other Disputes

Majority Shareholder Reorganization

In July 2001, we announced the restructuring of our then majority shareholder, SIIL, and the resolution of certain matters, including a territorial dispute, with SIIL and certain of its shareholders (collectively the “Reorganization”). At the time of the Reorganization, SIIL and its shareholders beneficially owned approximately 67% of our issued and outstanding ordinary shares (the “Ordinary Shares”). SIIL was itself owned in equal thirds by Kersaf Investments Limited (“Kersaf”), Caledonia Investments PLC and World Leisure Group Limited, a company controlled by a Kerzner family trust. SIIL previously was governed by a shareholders’ agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. In connection with the Reorganization, among other things, SIIL was dissolved and the shareholders’ agreement governing SIIL was terminated. Accordingly, SIIL’s shareholders obtained direct ownership of their Ordinary Shares. In addition, SIIL’s shareholders agreed to certain standstill provisions in effect through June 2006, pursuant to which each of them would refrain from proposing or consummating certain extraordinary corporate transactions involving the Company, including any merger or the sale of substantially all of our assets.

Pursuant to a registration rights and governance agreement executed in connection with the Reorganization, we granted certain registration rights to SIIL’s shareholders in respect of the ordinary shares held by them, in part in order to facilitate the required sale of at least 2,000,000 of Kersaf’s Ordinary Shares in a registered public offering, which requirement was satisfied on December 12, 2002. We agreed that, after a transition period not to exceed one year from June 30, 2001, we would cease, and we have ceased, using the names “Sun” and “Sun International.” In connection with the Reorganization, Kersaf agreed to pay us $15.5 million. This was settled by a one-time cash payment of $3.5 million and the issuance of a 5-year, $12 million note, bearing interest at 9% per annum. In December 2001, the principal amount of the note and accrued interest thereon was repaid in full. Of this amount, we recognized a $5.1 million net gain on the settlement of this territorial dispute during 2002.

Subsequent Disputes and Settlement with Kersaf Investments Limited

As part of the Reorganization, the Company and Kersaf Investments Limited (“Kersaf”) agreed to restructure certain agreements which included, among other things, an obligation for Kersaf to sell at least 2,000,000 shares of the Company’s shares in a registered public offering, certain non-compete agreements, the continuation of an obligation of Kersaf to pay Kerzner an annual payment of approximately $3.3 million (the “Contribution Payment”), and an agreement pursuant to which Kerzner was granted an interest in a proposed project in Port Ghalib, Egypt (the “Egypt Project”). In October 2001, the Company filed a lawsuit against Kersaf and certain related entities in New York alleging, among other things, that Kersaf had breached its non-compete obligation. Kersaf and the Company executed a settlement agreement that resolved all of these outstanding matters on November 1, 2002.

According to the settlement agreement, among other things, (i) Kersaf was obligated, and on December 18, 2002 satisfied this obligation, to sell at least 2,000,000 shares in a registered public offering; (ii) Kersaf’s obligation to make the Contribution Payment was terminated effective December 1, 2002 and; (iii) Kersaf paid us $32.1 million in December 2002. Of this amount, $21.3 million (which represents the future payments that were to be received over the term of the underlying agreements) is classified as deferred revenue, $18.0 million of which is included within deferred revenue and $3.3 million included in accounts payable and accrued liabilities in the accompanying consolidated financial statements. These amounts will be recognized as other revenues over the term of the original underlying agreements. The remaining amount of $9.4 million, net of direct legal expenses, was recognized in the fourth quarter of 2002 as an additional gain on settlement of territorial and other disputes. In exchange for this settlement, we agreed to terminate all existing lawsuits related to Kersaf and have released all parties from any related claims and we shall no longer have any interest in the Egypt Project.

Note 20 — Income Taxes

A significant portion of our operations are located in The Bahamas where there are no income taxes. In 2002, 2001 and 2000, the income tax provisions relating to our US operations were as follows:

	For the Year Ended December 31,
	2002	2001	2000

Current:
Federal	$3,874	$3,502	$4,930
State	2,341	1,462	1,178

	6,215	4,964	6,108
Deferred:
Federal	(6,119)	(3,874)	205

	$96	$1,090	$6,313

The effective tax rate on income varies from the statutory US federal tax rate as a result of the following factors:

	For the Year Ended December 31,
	2002	2001	2000

Statutory US federal income tax rate	35.0%	35.0%	(35.0)%
Non-US-source income	(37.0)	(29.2)	(40.7)
State tax cost	5.8	-	-
NOLs, extraordinary item and temporary differences for which a valuation allowance has been provided	12.8	-	76.7
Reduction of valuation allowance relating
to prior years' operating loss utilized	(20.4)	(14.5)	-
Branch profit taxes and other taxes
on US services	-	8.8	1.7
Other	4.0	3.2	2.9

Effective tax rate	0.2%	3.3%	5.6%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the deferred tax assets and liabilities were as follows:

	December 31,
	2002	2001

Non-current deferred tax liabilities:
Basis differences on property and equipment	$(561)	$(640)

Total deferred tax liabilities	(561)	(640)

Non-current deferred tax assets:
NOL carryforwards	223,709	224,220
Basis differences on land held for investment,
development or resale	4,104	4,291
Book reserves not yet deductible for tax return purposes	1,898	3,104
Tax credit carryforwards	2,677	2,676
Other	3,786	2,349

Total deferred tax assets	236,174	236,640
Valuation allowance for deferred tax assets	(229,494)	(232,126)

Deferred tax assets, net of valuation allowance	6,680	4,514

Non-current net deferred tax assets	$6,119	$3,874

Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized. We considered these factors in reaching our conclusion to reduce the valuation allowance during 2002, which resulted in a reduction to our provision for income taxes.

For federal income tax purposes, KINA had net operating loss (“NOL”) carryforwards of approximately $640.0 million at December 31, 2002, of which $263.6 million are unrestricted as to use. However, due to the change of ownership of KINA in 1996, $376.4 million of these NOL carryforwards (the “Pre-Change NOLs”) are limited in their availability to offset our future taxable income. As a result of these limitations, approximately $11.3 million of Pre-Change NOLs will become available for use each year through the year 2008, an additional $8.5 million will be available in 2009. The remaining Pre-Change NOLs are expected to expire unutilized.

Our restricted NOL carryforwards expire as follows: $57.0 million in 2005, $18.3 million in 2006, and $1.0 million in 2009. Our unrestricted NOLs expire as follows: $12.3 million in 2005, $30.5 million in 2007, $56.5 million in 2008, $8.0 million in 2011, $57.0 million in 2012, $32.6 million in 2019, $17.7 million in 2020 and $49.0 million in 2021.

Note 21 — Extraordinary Loss on Early Extinguishment of Debt, Net of Income Tax Effect

During 2002, we recognized a $20.5 million extraordinary loss on early extinguishment of debt, net of income tax effect, in connection with the Company’s refinancing of its long-term debt. Of this amount, $14.6 million related to our repurchase and redemption of the entire outstanding balance of $200 million principal amount of our 9% Senior Subordinated Notes. The remaining $5.9 million related to the repurchase and redemption of our 8 5/8% Senior Subordinated Notes. The extraordinary loss consists of the premium paid on the repurchase and redemption of the notes, the non-cash charge to write-off the balance of the related debt issuance costs, the remaining unamortized discount on the notes and other direct costs. The applicable net income tax effect was insignificant.

Note 22 — Commitments and Contingencies

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

Future minimum lease obligations under various non-cancelable operating leases with terms in excess of one year at December 31, 2002 are as follows (in thousands of US dollars):

Year Ending December 31,

2003	$5,014
2004	2,413
2005	1,912
2006	2,324
2007	1,819
Thereafter	19,806

$33,288

Casino License

The operations of casinos in The Bahamas are subject to regulatory controls. The operator must obtain a casino license and the license must be periodically renewed and is subject to revocation at any time. In the event that we are not able to maintain our license, we believe that we would still realize the carrying value of our related assets.

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

In order to secure the tax incentives, we were obligated to begin construction of at least 562 rooms on Paradise Island in place of Pirate’s Cove Beach Resort, a 562-room hotel on Paradise Island that we demolished during the fourth quarter of 1998. We had plans for an additional 700-room Phase III hotel project at Atlantis that would have satisfied this condition, but we postponed this project. As a result, in June 2000, we were notified by the Bahamian government that the approximately $3.0 million in annual tax incentives would be suspended. Effective July 1, 2000, the casino win tax reverted back to the structure in place prior to January 1, 1998 as follows: there is no change in win tax on gaming win up to $20.0 million, however, we incur 12.5% win tax on gaming win between $20.0 million and $120.0 million, and a 10% win tax on gaming win in excess of $120.0 million. The $5.0 million annual reduction of fees still applies, however, in lieu of the 50% credit on win tax to be paid on gaming win over $20.0 million, we receive a 45% credit on win tax to be paid on gaming win between $20.0 million and $120.0 million. The suspended tax incentives will be prospectively reinstated if and when we meet certain expansion milestones. We estimate that the effect of these additional incentives when we had them in place was an approximate $3.0 million decrease per year in gaming win tax.

The agreement also provides for a five-year joint marketing agreement that expires in January 2003 pursuant to which the Bahamian government agreed to match our contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media.

The Heads of Agreement also required that SIIL control a majority of our board of directors until June 30, 2004. As part of the restructuring of SIIL, we entered into a governance agreement with the shareholders of SIIL that, among other things, required us to submit to our shareholders an amendment to our articles of association that would set the term of our existing directors to expire at our annual general meeting in 2004. At our annual shareholders meeting in September 2001, the amendment to our articles of association was adopted and our existing directors were elected to terms expiring in 2004. We believe that this amendment to our articles of association satisfies the terms of the Heads of Agreement.

Guarantees

As of December 31, 2002, the Company had executed various guarantees. As discussed in Note 2—Summary of Significant Accounting Policies, the Company has adopted the disclosure provisions of FIN 45 and will adopt recognition and measurement provisions on any guarantees entered into or modifications to existing guarantees after December 31, 2002. With respect to the Company’s existing guarantees, no carrying value is estimated or recorded as of December 31, 2002.

On September 12, 2002, we agreed with the various owners of Palmilla Resort that in the event that Palmilla Resort obtains third-party debt financing for its planned redevelopment, we have agreed to guarantee up to $38.0 million of such financing. We have agreed to provide these guarantees for a period ending no later than the later of (i) the date of repayment at maturity of the underlying obligations or (ii) three years from the date of the guarantee. The purpose of these guarantees is to assist the Palmilla Resort in obtaining financing for its planned redevelopment on commercially reasonable terms. In addition, to the extent that the Palmilla Resort incurs expenditures that we approve in excess of budgeted amounts and for which it is otherwise unable to obtain third-party financing, we have agreed to make unsecured subordinated loans to the Palmilla Resort in the amount of such expenditures. Any amounts loaned to cover such expenditures must be prepaid no later than December 31, 2008. The planned redevelopment will require the resort to be closed from April 2003 to early 2004. It is expected to cost $75.0 million at the property level and will increase the room count to 174 rooms and significantly upgrade the amenities and public areas offered by the resort.

In connection with our purchase of a 25% equity interest in One&Only Kanuhura, we were required to guarantee certain of its obligations to its other shareholders. We are not obligated under these guarantees unless the property’s senior bank debt agreement prevents available cash flow from being distributed to the shareholders, nor until Kanuhura repays certain senior debt owed to us. As of December 31, 2002, the amount of senior debt owed to us was $4.5 million, excluding accrued interest. Our obligations under these guarantees expire when the underlying obligations are repaid. Upon us having to satisfy these guarantees, we shall be deemed to have made a loan to One&Only Kanuhura on the same terms of the underlying note that was satisfied.

Commitment with Reethi Rah

On December 4, 2002, we entered into a senior subordinated credit agreement with Reethi Rah Resort Pvt Ltd and various other financial institutions (the “Senior Lenders”). The agreement obligates Kerzner to make completion loans (in an amount not to exceed $20.0 million) and operating loans (in an amount not to exceed $3.0 million per year, for a four-year period). The purpose of the completion loans is to provide subordinated financing for the building and developing of a new resort on Medhufinolhu, Kaafu Atoll, Republic of Maldives. The purpose of the operating loans is to provide working capital on a standby basis to the new resort once it has opened. Among other conditions, Kerzner is not obligated to make any completion loan after the resort has opened or until Reethi Rah Resort Pvt Ltd has borrowed a minimum of $20.0 million from the Senior Lenders. Kerzner is not obligated to make any operating loans unless, among other conditions, the resort has opened for business to the general public. Once made, both the completion loans and the operating loans will be subordinated to all other loans made to the borrower by the Senior Lenders and will become immediately due and payable upon termination or cancellation of our management agreement related to the property.

As a condition to entering the senior subordinated credit agreement, we obtained a personal guarantee from Mohamed Adil, an indirect holder of the majority outstanding shares in Reethi Rah Resort Pvt Ltd, pursuant to which Mr. Adil unconditionally guaranteed all of the payment and performance obligations of Reethi Rah Resort Pvt Ltd to Kerzner under the senior subordinated credit agreement and certain other agreements relating to resort. Reethi Rah Resort Pvt Ltd also granted us a security interest in substantially all of the assets that will comprise the new resort, including a long-term lease that Reethi Rah Resort Pvt Ltd has obtained from the government of the Maldives.

Executive and Employee Bonus Plans

In 1998, we created a bonus plan for certain of our executives that was payable based upon the attainment of specified earnings per share. A portion of the bonus was payable in Ordinary Shares that vested over a three-year period. The compensation expense related to the 1998 bonus plan amounted to $0, $0.6 million and $0.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. During the year ended December 31, 2002, 32,000 shares of restricted stock were exercised. The bonus plan in effect for the years 2000 through 2002 does not provide for the issuance of Ordinary Shares.

Effective for the year 2002 and 2001, we have a bonus plan whereby our employees, including officers, will qualify for bonuses if we attain either certain levels of earnings or earnings per share, and such bonuses are calculated as a percentage of each individual’s salary. Such percentage is based on, among other things, each employee’s level of responsibility. Bonuses paid to our officers under this bonus plan could reach a maximum of 60% of the respective employee’s base salary. The compensation expense related to this bonus plan amounted to $17.0 million for the year ended December 31, 2002.

Litigation, Claims and Assessments

The Company is involved in certain litigation and claims incidental to its business. The Company does not believe, based on currently available information, that these matters will have a material adverse effect on the accompanying consolidated financial statements.

Note 23 — Segment Information

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” requires the disclosure of information regarding our operations based upon how management makes operating decisions and assesses performance of such segments. We operate in five geographical regions in one industry, the development, operation and management of premier resort and casino properties. We evaluate the performance of our segments based primarily on operating profit before corporate expenses, interest expense, interest income, income taxes and non-recurring items. The following is an analysis of net revenues, contribution to consolidated income (loss) before provision for income taxes and total assets, depreciation and amortization of goodwill and capital additions by geographical location:

Net Revenues

	For The Year Ended December 31,
	2002	2001	2000

Casino/hotel:
Atlantic City, New Jersey (a)
Gaming	$-	-	$235,827
Rooms	-	-	16,412
Food and beverage	-	-	26,039
Other	-	-	4,973
Less: promotional allowances	-	-	(25,288)

	-	-	257,963

Paradise Island, The Bahamas:
Gaming	129,916	116,490	132,108
Rooms	184,776	176,573	177,596
Food and beverage	131,377	121,415	121,679
Other (b)	90,201	78,552	66,280
Insurance recovery	1,110	2,000	-
Less: promotional allowances	(22,210)	(22,778)	(26,491)

	515,170	472,252	471,172

Total casino/hotel	515,170	472,252	729,135
Real estate related - Ocean Club Estates	-	9,771	108,650
Management and other fees:
Connecticut	30,909	27,396	23,575
Mauritius	7,074	6,841	7,539
Dubai	1,232	1,123	1,221
Harborside at Atlantis	1,579	1,408	3,428
Maldives (c)	383	38	-
Mexico (d)	128	-	-
Other segments	17,223	14,212	11,147

Net revenues	$573,698	$533,041	$884,695

Contribution to Consolidated Income (Loss) before Provision for Income Taxes and Extraordinary Items

	For The Year Ended December 31,
	2002	2001	2000

Casino/hotel:
Atlantic City, New Jersey (a)	$-	$-	$7,593
Paradise Island, The Bahamas (b)	87,117	68,183	85,666

	87,117	68,183	93,259

Real estate related - Ocean Club Estates	-	6,906	76,378
Management and other fees, net of amortization
Connecticut	30,429	26,916	23,096
Mauritius	6,924	6,841	7,539
Dubai	1,232	1,123	1,221
Harborside at Atlantis	1,579	1,408	3,428
Maldives (c)	383	38	-
Mexico (d)	128	-	-
General corporate	(32,815)	(23,896)	(23,330)
Kerzner Interactive	(8,167)	-	-
Pre-opening expenses	-	(6,904)	(7,616)
Restructuring (costs) reversal	1,000	(5,732)	-
Purchase termination costs	-	-	(11,202)
Transaction costs	-	-	(7,014)
Write-down of net assets held for sale	-	-	(229,208)
Other segments	1,570	3,154	1,694
Corporate marketing, retail and public relations	(2,108)	(2,359)	(3,089)

Income (loss) from operations	87,272	75,678	(74,844)

Other income (expense):
Interest income	3,525	7,471	4,194
Interest expense, net of capitalization	(39,104)	(52,702)	(45,678)
Equity in earnings of associated companies:
Mauritius	1,736	3,302	3,445
Harborside at Atlantis	(5,214)	472	780
Maldives (c)	(658)	(715)	-
Mexico (d)	(143)	-	-
Trading Cove New York	(930)	-	-
Gain on settlement of territorial dispute	14,459	-	-
Other, net	(168)	(760)	(688)

Income (loss) before provision for income taxes
and extraordinary items	$60,775	$32,746	$(112,791)

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions

	As of December 31, 2002	Year Ended December 31, 2002
	Total Assets	Depreciation and Amortization of Goodwill	Capital Additions

Casino/hotel:
Paradise Island, The Bahamas	$1,160,033	$54,622	$38,325

Real estate related:
Atlantic City, New Jersey	53,605	-	-
Paradise Island, The Bahamas	13,792	-	-

	67,397	-	-

Equity investment in Mauritius	22,818	-	-
Equity investment in Maldives (c)	2,393	-	-
Equity investment in Mexico (d)	40,668	-	-
Equity investment in Trading Cove New York	1,692	-	-
General corporate	111,760	1,073	1,199
Corporate marketing, retail and public relations	1,066	245	-
Other segments	1,951	366	-

	$1,409,778	$56,306	$39,524

	As of December 31, 2001	Year Ended December 31, 2001
	Total Assets	Depreciation and Amortization of Goodwill	Capital Additions
Casino/hotel:
Paradise Island, The Bahamas	$1,165,711	$50,035	$65,882

Real estate related:
Atlantic City, New Jersey	53,575	-	-
Paradise Island, The Bahamas	13,946	-	-

	67,521	-	-

Equity investment in Mauritius	22,891	-	-
Equity investment in Maldives (c)	3,053	-	-
General corporate	93,417	1,161	1,708
Trading Cove New York	1,523	-	-
Corporate marketing, retail and public relations	1,311	287	-
Other segments	1,604	7	-

	$1,357,031	$51,490	$67,590

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions(Continued)

	As of December 31, 2000	Year Ended December 31, 2000
	Total Assets	Depreciation and Amortization of Goodwill	Capital Additions
Casino/hotel:
Atlantic City, New Jersey	-	$16,236	$11,316
Paradise Island, The Bahamas (e)	1,162,060	42,422	137,987

	1,162,060	58,658	149,303

Real estate related:
Atlantic City, New Jersey	56,176	-	-
Paradise Island, The Bahamas	17,538	-	-

	73,714	-	-

Net assets held for sale (a)	138,350	-	-
Equity investment in Mauritius	25,467	-	-
General corporate	58,632	1,257	6,589
Corporate marketing, retail and public relations	1,404	304	-
Other segments	1,164	4	-

	$1,460,791	$60,223	$155,892

_________________

(a)	See discussion of the Resorts Atlantic City Sale in Note 3 herein.
(b)	Includes tour operations.
(c)	We acquired a 25% interest in Kanuhura effective August 1, 2001.
(d)	We acquired a 50% interest in Palmilla Resort effective September 12, 2002.
(e)	In 2000, capital additions on Paradise Island, The Bahamas included $113.8 million of costs for the Ocean Club addition and renovated golf course, including a new clubhouse

Note 24—Fair Value of Financial Instruments

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

We used the following methods and assumptions in estimating fair value disclosures for financial instruments: (a) cash and cash equivalents, receivables, other current assets, accounts payable, accrued liabilities and variable rate debt: the amounts reported in the accompanying consolidated balance sheets approximate fair value due to the nature and short-term maturities of such assets and liabilities; (b) fixed-rate debt: fixed rate debt is valued based upon published market quotations, as applicable (the fair value of our fixed rate debt at December 31, 2002 was approximately $425.3 million as compared to its carrying value of $405.7 million); (c) swap agreements: the fair value of our swap agreements was determined from the representations of financial institutions. The fair value of our swap agreements at December 31, 2002 equal their carrying value of $19.6 million and are included in deferred charges and other assets in the accompanying consolidated balance sheets. The fair value of our swap agreements at December 31, 2001 totaled $5.5 million and is included in other long-term liabilities in the accompanying consolidated balance sheets.

Note 25 – Quarterly Financial Information (Unaudited)

	Net Revenues	Income from Operations	Income Before Provision for Income Taxes and Extraordinary Item	Net Income (Loss)	Diluted Earnings (Loss) per Share

For the Quarter Ended
March 31, 2002	$156,970	$38,454	$29,902	$29,610	$1.04
June 30, 2002	151,314	29,380	25,276	9,772	0.34
September 30, 2002	129,305	10,113	832	(437)	(0.02)
December 31,2002	136,109	9,325	4,765	1,209	0.04

Note 26 - Supplemental Condensed Consolidating Financial Information

Our 8 7/8% Senior Subordinated Notes were co-issued by Kerzner and KINA. The 8 7/8% Senior Subordinated Notes are guaranteed by substantially all of our wholly owned subsidiaries (the “Subsidiary Guarantors”) and are jointly and severally irrevocably and unconditionally guaranteed. Separate financial statements of the Subsidiary Guarantors are not presented because we have determined that they would not be material to investors. The following supplemental financial information sets forth balance sheets, statements of operations and statements of cash flows for each of the co-issuers of the 8 7/8% Senior Subordinated Notes, Kerzner and KINA, and, on a combined basis, for the Subsidiary Guarantors. Kerzner’s non-guarantor subsidiaries are minor and, therefore, are not separately presented.

Kerzner International Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Balance Sheet at December 31, 2002

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$1,398	$2,996	$26,475	$3,143	$34,012
Restricted cash	-	-	4,842	-	4,842
Trade receivables, net	61	1,186	43,881	(157)	44,971
Due from affiliates	239,102	239,222	(450,282)	-	28,042
Inventories	-	-	8,969	-	8,969
Prepaid expenses and other assets	57	73	14,182	-	14,312

Total current assets	240,618	243,477	(351,933)	2,986	135,148
Property and equipment, net	-	53,925	1,050,539	23,911	1,128,375
Notes receivable	13,600	-	120	-	13,720
Due from affiliates - non-current	4,925	-	19,454	-	24,379
Deferred tax asset, net	-	6,119	-	-	6,119
Deferred charges and other assets, net	19,985	8,614	6,499	-	35,098
Investment in subsidiaries	365,088	10	280,049	(645,147)	-
Investment in associated companies	2,393	-	71,571	(7,025)	66,939

Total assets	$646,609	$312,145	$1,076,299	$(625,275)	$1,409,778

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$-	$19	$256	$-	$275
Accounts payable and accrued liabilities	27,682	20,246	105,257	2,986	156,171
Capital creditors	-	-	1,538	-	1,538

Total current liabilities	27,682	20,265	107,051	2,986	157,984

Deferred revenue - non-current	-	-	18,028	-	18,028
Other long-term liabilities	-	148	2,549	-	2,697
Long-term debt, net of current maturities	19,574	405,726	72,456	-	497,756

Total liabilities	47,256	426,139	200,084	2,986	676,465

Shareholders' equity	599,353	(113,994)	876,215	(628,261)	733,313

Total liabilities and shareholders' equity	$646,609	$312,145	$1,076,299	$(625,275)	$1,409,778

Kerzner International Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Balance Sheet at December 31, 2001

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$4,065	$1,242	$18,003	$7,161	$30,471
Restricted cash	-	-	4,518	-	4,518
Trade receivables, net	82	1,102	36,270	-	37,454
Due from affiliates	336,351	237,801	(547,185)	1,397	28,364
Inventories	-	91	8,716	-	8,807
Prepaid expenses and other assets	5	188	5,033	-	5,226

Total current assets	340,503	240,424	(474,645)	8,558	114,840
Property and equipment, net	-	54,221	1,077,060	23,911	1,155,192
Note receivable	-	18,018	-	-	18,018
Due from affiliates - non-current	3,250	-	12,638	-	15,888
Deferred tax asset, net	-	3,874	-	-	3,874
Deferred charges and other assets, net	2,477	9,898	6,317	-	18,692
Investment in subsidiaries	356,567	10	280,049	(636,626)	-
Investment in associated companies	3,053	-	34,425	(6,951)	30,527

Total assets	$705,850	$326,445	$935,844	$(611,108)	$1,357,031

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$-	$70	$191	$-	$261
Accounts payable and accrued liabilities	23,054	18,629	97,718	8,662	148,063
Due to affiliates - current	-	-	(1,397)	1,397	-
Capital creditors	-	-	6,570	-	6,570

Total current liabilities	23,054	18,699	103,082	10,059	154,894

Other long-term liabilities	5,503	-	-	-	5,503
Long-term debt, net of current maturities	94,497	399,438	24,296	-	518,231

Total liabilities	123,054	418,137	127,378	10,059	678,628

Shareholders' equity	582,796	(91,692)	808,466	(621,167)	678,403

Total liabilities and shareholders' equity	$705,850	$326,445	$935,844	$(611,108)	$1,357,031

Kerzner International Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2002

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Casino and resort revenues	-	$-	$512,778	$(4,781)	$507,997
Less: promotional allowances	-	-	(22,210)	-	(22,210)

	-	-	490,568	(4,781)	485,787
Tour operations	-	-	41,063	-	41,063
Management and other fees	-	16,801	24,504	-	41,305
Insurance recovery	-	-	1,100	-	1,100
Other	-	1,280	3,163	-	4,443
Affiliated sales	-	-	10,339	(10,339)	-

	-	18,081	570,737	(15,120)	573,698

Expenses:
Casino and resort expenses	-	-	281,316	(12,843)	268,473
Tour operations	-	-	36,772	(5)	36,767
Selling, general and administrative	2,361	-	92,827	(2,272)	92,916
Management fee	1,100	-	(1,100)	-	-
Corporate expenses	6,188	10,079	17,114	(417)	32,964
Depreciation and amortization	-	75	56,231	-	56,306
Restructuring costs (reversal)	-	-	(1,000)	-	(1,000)

	9,649	10,154	482,160	(15,537)	486,426

Income (loss) from operations	(9,649)	7,927	88,577	417	87,272
Other income and expenses:
Interest income	1,474	704	1,347	-	3,525
Interest expense, net of capitalization	(846)	(36,638)	(1,620)	-	(39,104)
Affiliated interest income	1,046	18,249	-	(19,295)	-
Affiliated interest expense	-	-	(19,295)	19,295	-

Equity in earnings (losses) of associated companies	(658)	-	(6,288)	1,737	(5,209)
Gain on settlement of territorial and
other disputes	14,459	-	-	-	14,459
Dividend income	2,296	-	2,325	(4,621)	-
Other, net	-	(158)	(10)	-	(168)
Income (loss) before provision for income
taxes and extraordinary items	8,122	(9,916)	65,036	(2,467)	60,775
Benefit (provision) for income taxes	(1)	2,238	(2,333)	-	(96)

Income (loss) before extraordinary item	8,121	(7,678)	62,703	(2,467)	60,679
Extraordinary loss on early
extinguishment of debt, net of
income tax effect	(5,901)	(14,624)	-	-	(20,525)

Net income (loss)	$2,220	$(22,302)	$62,703	$(2,467)	$40,154

Kerzner International Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2001

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Casino and resort revenues	-	$-	$477,183	$(6,289)	$470,894
Less: promotional allowances	-	-	(22,778)	-	(22,778)

	-	-	454,405	(6,289)	448,116
Tour operations	-	-	36,348	-	36,348
Management and other fees	-	15,087	36,806	(15,087)	36,806
Real estate related	-	-	9,771	-	9,771
Insurance recovery	-	-	2,000	-	2,000
Other	-	893	(893)	-	-
Affiliated sales	-	-	9,742	(9,742)	-

	-	15,980	548,179	(31,118)	533,041

Expenses:
Casino and resort expenses	-	-	267,396	(14,377)	253,019
Tour operations	-	-	32,061	(20)	32,041
Selling, general and administrative	-	-	81,840	(1,634)	80,206
Management fee	634	14,453	(15,087)	-
Real estate related	-	-	3,044	(179)	2,865
Corporate expenses	1,506	8,802	13,456	1,342	25,106
Depreciation and amortization	-	124	51,366	-	51,490
Restructuring costs	-	-	5,732	-	5,732
Pre-opening expenses	-	-	6,904	-	6,904

	2,140	8,926	476,252	(29,955)	457,363

Income (loss) from operations	(2,140)	7,054	71,927	(1,163)	75,678
Other income and expenses:
Interest income	742	4,296	2,433	-	7,471
Interest expense, net of capitalization	(10,938)	(27,736)	(14,028)	-	(52,702)
Affiliated interest income	7,575	6,931	(1)	(14,505)	-
Affiliated interest expense	-	-	(14,505)	14,505	-
Equity in earnings (loss) of associated
companies	(714)	-	471	3,302	3,059
Dividend income	2,836	-	2,872	(5,708)	-
Other, net	-	(664)	(96)	-	(760)

Income (loss) before income taxes	(2,639)	(10,119)	49,073	(3,569)	32,746
Benefit (provision) for income taxes	-	4,597	(4,065)	(1,622)	(1,090)

Net income (loss)	$(2,639)	$(5,522)	$45,008	$(5,191)	$31,656

Kerzner International Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2000

                                                                           Guarantor
                                               Kerzner         KINA       Subsidiaries    Eliminations     Consolidated
                                             ------------  -------------  -------------  ---------------  ---------------
Revenues:
  Casino and resort revenues                   $       -    $         -    $   762,496    $      (6,630)   $     755,866
  Less: promotional allowances                         -              -        (51,779)               -          (51,779)
                                             ------------  -------------  -------------  ---------------  ---------------
                                                       -              -        710,717           (6,630)         704,087
  Tour operations                                      -              -         33,192                -           33,192
  Management and other fees                        2,070         21,846         33,693          (21,846)          35,763
  Real estate related                                  -              -        108,650                -          108,650
  Other                                                -             38          2,965                -            3,003
  Affiliated sales                                     -            244          8,692           (8,936)               -
                                             ------------  -------------  -------------  ---------------  ---------------
                                                   2,070         22,128        897,909          (37,412)         884,695
                                             ------------  -------------  -------------  ---------------  ---------------
Expenses:
  Casino and resort expenses                           -              -        471,780          (18,207)         453,573
  Tour operations                                      -              -         29,637              (11)          29,626
  Selling, general and administrative                  -              -        100,396            3,069          103,465
  Management fee                                     634                        21,212          (21,846)               -
  Real estate related                                  -              -         32,272                -           32,272
  Corporate expenses                               1,684         11,694         12,379             (417)          25,340
  Depreciation and amortization                        -            258         59,965                -           60,223
  Write-off of Desert Inn costs                        -         11,202              -                -           11,202
  Transaction costs                                7,014              -              -                -            7,014
  Pre-opening expenses                                 -              -          7,616                -            7,616
  Write-down of assets to be sold                      -        233,085              -           (3,877)         229,208
                                             ------------  -------------  -------------  ---------------  ---------------
                                                   9,332        256,239        735,257          (41,289)         959,539
                                             ------------  -------------  -------------  ---------------  ---------------

Income (loss) from operations                     (7,262)      (234,111)       162,652            3,877          (74,844)

Other income and expenses:
  Interest income                                    144            234          3,816                -            4,194
  Affiliated interest income                       8,810        (18,076)        36,152          (26,886)               -
  Affiliated interest expense                          -              -        (26,886)          26,886                -
  Interest expense, net of capitalization        (13,163)        18,075        (50,590)               -          (45,678)
  Equity in earnings of associated
    companies                                          -              -            780            3,445            4,225
  Dividend income                                  2,839              -          2,848           (5,687)               -
  Other, net                                           -             11           (699)               -             (688)
                                             ------------  -------------  -------------  ---------------  ---------------
Income (loss) before income taxes                 (8,632)      (233,867)       128,073            1,635         (112,791)
Benefit (provision) for income taxes                  27             (4)        (6,336)               -           (6,313)
                                             ------------  -------------  -------------  ---------------  ---------------
    Net income (loss)                          $  (8,605)   $  (233,871)   $   121,737    $       1,635    $    (119,104)
                                             ============  =============  =============  ===============  ===============

Kerzner International Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2002

                                                                                           Guarantor
                                                             Kerzner          KINA       Subsidiaries    Eliminations Consolidated
                                                          --------------  -------------  --------------  -----------  --------------
Cash flows from operating activities:
                                                                                                62,703
Net income (loss)                                          $      2,220    $   (22,302)    $         3    $  (2,467)    $    40,154
Adjustments to reconcile net income (loss)
  to net cash provided by (used in) operating
activities:
    Extraordinary loss on early extinguishment of debt,
        net of income tax effect                                  5,901         14,624               -            -          20,525
    Depreciation and amortization                                   304            987          56,883            -          58,174
    Loss on disposition of assets                                     -              -             227            -             227
    Equity in earnings of associated companies,
      net of dividends received                                     658              -           6,288          587           7,533
    Provision for doubtful receivables                                -              -           3,205            -           3,205
    Deferred income tax benefit                                       -         (6,119)              -            -          (6,119)
    Deferred revenue                                                  -              -          18,028            -          18,028
    Net change in deferred charges and other assets                   -              8             262            -             270
    Dividends to parent                                               -              -          (2,296)       2,296               -
    Net change in working capital accounts:
      Receivables                                                    21            (84)         (5,818)           -          (5,881)
      Due from affiliates                                        96,824         (1,170)       (104,665)           -          (9,011)
      Inventories and prepaid expenses                              (52)           195          (9,402)           -          (9,259)
      Accounts payable and accrued liabilities                      230          4,982           6,809       (4,434)          7,587
    Other                                                             -            158               -            -             158
                                                          --------------  -------------  --------------  -----------  --------------
      Net cash provided by (used in) operating
        activities                                              106,106         (8,721)         32,224       (4,018)        125,591
                                                          --------------  -------------  --------------  -----------  --------------

Cash flows from investing activities:
    Payments for property and equipment, net of
      insurance proceeds received                                     -            (14)        (39,510)           -         (39,524)
    Net proceeds from sale of other assets                            -              -             126            -             126
    Purchase of notes receivable                                (13,704)             -               -            -         (13,704)
    Proceeds received for repayment of notes receivable               -         18,018               -            -          18,018
    Deposit received                                              4,500              -               -            -           4,500
    Advances to/Repayments from associated companies             (9,771)             -           9,465            -            (306)
    Acquisition of equity interest in associated company              -              -         (40,812)           -         (40,812)
   CRDA deposits and other                                            -           (158)           (120)           -            (278)

                                                          --------------  -------------  --------------  -----------  --------------
        Net cash provided by (used in) investing                (18,975)        17,846         (70,851)           -         (71,980)
activities
                                                          --------------  -------------  --------------  -----------  --------------

Cash flows from financing activities:
    Proceeds from issuance of debt                                    -        206,000               -            -         206,000
    Borrowings                                                        -              -         111,000            -         111,000
    Repayment of borrowings                                           -            (70)        (63,213)           -         (63,283)
    Early redemption of debt                                   (104,135)      (209,000)              -            -        (313,135)
    Debt issuance and modification costs                              -         (4,301)           (364)           -          (4,665)
    Proceeds from the exercise of share options                  14,702              -               -            -          14,702
    Repurchase of ordinary shares                                  (365)             -               -            -            (365)
                                                          --------------  -------------  --------------  -----------  --------------
        Net cash provided by (used in) financing
activities                                                      (89,798)        (7,371)         47,423            -         (49,746)
                                                          --------------  -------------  --------------  -----------  --------------

    Increase (decrease) in cash, cash equivalents and
        restricted cash                                          (2,667)         1,754           8,796       (4,018)          3,865
    Cash, cash equivalents and restricted cash at
        beginning of period                                       4,065          1,242          22,521        7,161          34,989
                                                          --------------  -------------  --------------  -----------  --------------
     Cash, cash equivalents and restricted cash at end     $      1,398    $     2,996     $    31,317    $   3,143     $    38,854
        of period                                         ==============  =============  ==============  ===========  ==============

Kerzner International Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2001

                                                                                         Guarantor
                                                            Kerzner         KINA        Subsidiaries   Eliminations  Consolidated
                                                          ------------  --------------  -------------  ------------  -------------
Cash flows from operating activities:
Net income (loss)                                          $   (2,639)   $     (5,522)   $    45,008    $   (5,191)   $    31,656
Adjustments to reconcile net income (loss)
  to net cash provided by (used in) operating
activities:
    Depreciation and amortization                                 263           1,160         54,269             -         55,692
    Deferred income tax benefit                                     -          (3,874)             -             -         (3,874)
    Provision for doubtful receivables                              -               -          6,355             -          6,355
    (Gain) loss on disposition of other assets                      -             664             96             -            760
    Equity in earnings of associated companies,
      net of dividends received                                   714               -           (471)         (430)          (187)
    Dividends to parent                                             -               -         (2,836)        2,836              -
    Net change in deferred charges and other assets                 -             108         (1,506)            -         (1,398)
    Net change in working capital accounts:
      Receivables                                                   8          (6,289)         2,559             -         (3,722)
      Due from affiliates                                       1,100               -            277             -          1,377
      Inventories and prepaid expenses                            256             (53)         4,895             -          5,098
      Accounts payable and accrued liabilities                  3,445           5,143         (9,697)        2,785          1,676
    Other                                                           -               -          5,900             -          5,900
                                                          ------------  --------------  -------------  ------------  -------------
      Net cash provided by (used in) operating
        activities                                              3,147          (8,663)       104,849             -         99,333
                                                          ------------  --------------  -------------  ------------  -------------

Cash flows from investing activities:
    Payments for property and equipment, net of
      insurance proceeds received                                   -            (399)       (67,191)            -        (67,590)
    Proceeds received from the sale of
      Resorts Atlantic City, net                                    -         120,850              -             -        120,850
    Proceeds received from repayment of note receivable        12,000               -              -             -         12,000
    Proceeds from the sale of assets                                -           2,196            351             -          2,547
    Acquisition of equity interest in associated
companies                                                      (3,768)              -              -             -         (3,768)
    Advances to associated companies                           (3,250)              -         (3,170)            -         (6,420)
                                                          ------------  --------------  -------------  ------------  -------------
        Net cash provided by (used in) investing                4,982         122,647        (70,010)            -         57,619
activities
                                                          ------------  --------------  -------------  ------------  -------------

Cash flows from financing activities:
    Proceeds from the exercise of share options                 7,930               -              -             -          7,930
    Borrowings                                                      -         200,000         74,500             -        274,500
    Repayment of borrowings                                   (68,270)        (79,063)      (272,403)            -       (419,736)
    Debt issuance and modification costs                         (500)         (6,250)        (2,055)            -         (8,805)
    Advances from (repayments to) affiliates                   56,670        (226,704)       170,034             -              -
                                                          ------------  --------------  -------------  ------------  -------------
        Net cash used in financing activities                  (4,170)       (112,017)       (29,924)            -       (146,111)
                                                          ------------  --------------  -------------  ------------  -------------

    Increase in cash and cash equivalents                       3,959           1,967          4,915             -         10,841
    Cash and cash equivalents at beginning of period              106            (725)        24,767             -         24,148
                                                          ------------  --------------  -------------  ------------  -------------
    Cash and cash equivalents at end of period             $    4,065    $      1,242    $    29,682    $        -    $    34,989
                                                          ============  ==============  =============  ============  =============

Kerzner International Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2000

                                                                                    Guarantor
                                                       Kerzner          KINA       Subsidiaries   Eliminations     Consolidated
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