Form 20-F
period 2003-12-31
KERZNER INTERNATIONAL LTD
filed 2004-03-30
CIK 914444

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 30, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-04226

KERZNER INTERNATIONAL LIMITED
(Exact name of Registrant as specified in its charter)

Commonwealth of The Bahamas
(Jurisdiction of incorporation or organization)

Executive Offices
Coral Towers
Paradise Island, The Bahamas
(242) 363-3000
(Address and telephone number of principal executive offices)

        Securities registered or to be registered pursuant of Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, $.001 par value per share	New York Stock Exchange

        Securities registered or to be registered pursuant to Section 12(g) of the Act. None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares, net of treasury shares: 30,283,689

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  Yes ☒                No ☐

        Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐                Item 18 ☒

KERZNER INTERNATIONAL LIMITED

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        In this Annual Report, "Kerzner" or "the Company" refers to Kerzner International Limited, and the terms "we," "us," "our" and similar terms refer to Kerzner and any or all of its subsidiaries and joint ventures as the context requires.

        Our fiscal year is the calendar year.

        The financial statements contained in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

FORWARD-LOOKING STATEMENTS

        This Annual Report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to financial condition, results of operations, business strategies, operating efficiencies or synergies, plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition, markets for Kerzner's Ordinary Shares and other matters. Statements in this Annual Report that are not historical facts are "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). Forward-looking statements, including, without limitation, those relating to our future business prospects, revenues and income, wherever they occur in this Annual Report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by forward-looking statements. You should consider forward-looking statements, therefore, in light of various important factors, including those set forth in this Annual Report. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), availability of financing, global economic conditions, foreign currency fluctuations, pending litigation, the impact of actual or threatened terrorist activity or war on the economy in general and the travel and leisure industries in particular, acts of God, including hurricanes and other natural disasters (which may result in uninsured losses), changes in tax laws or the administration of such laws and changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions) and the risk factors discussed under the heading "Risk Factors" in this Annual Report and our other filings with the SEC.

        Words such as "estimate," "project," "plan," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. You will find these forward-looking statements at various places throughout this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

(A)  Selected Financial Data

        The following table sets forth certain historical consolidated financial information of the Company for each of the five years ended December 31, 2003. The historical financial information as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, as set forth below, has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in this Annual Report and audited by our independent auditors. The information set forth below is not necessarily indicative of future results and should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. Amounts are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP.

        Subsequent to the issuance of the December 31, 2002 consolidated financial statements, the Company determined that it was necessary to restate its consolidated financial statements as of December 31, 2002 and 2001 and for the years then ended. See "Item 5. Operating and Financial Review and Prospects—(B) Restatement and Reclassifications" and "Item 18. Financial Statements—Note 2—Restatement and Reclassifications" for a discussion of recently restated financial information. All the financial information in this Annual Report reflects the restatement. In addition, due to the prior years' effect of the restatements for the years ended December 31, 2002 and 2001, the Company has restated previously audited information presented in the selected financial data tables for the years ended December 31, 2000 and 1999.

(In thousands of U.S. dollars, except per share data)

	For the Year Ended December 31,
	2003	2002 (b)	2001 (c)	2000 (d)	1999 (e)
		(As restated)	(As restated)	(As restated)	(As restated)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Gross revenues	$584,911	$565,572	$616,209	$920,143	$754,933
Net revenues	561,332	543,362	575,436	868,364	704,693
Income (loss) from operations	97,166	94,660	91,223	(71,187)	110,877
Income (loss) from discontinued operations, net of income tax effect (a)	1,305	(8,061)	(4,608)	—	—
Net income (loss)	71,572	39,603	32,661	(115,447)	66,267
Basic earnings (loss) per share:
Income (loss) from continuing operations	$2.46	$1.71	$1.39	$(3.74)	$1.98
Income (loss) from discontinued operations	0.04	(0.29)	(0.18)	—	—

Net income (loss) per share	$2.50	$1.42	$1.21	$(3.74)	$1.98

Diluted earnings (loss) per share:
Income (loss) from continuing operations	$2.39	$1.67	$1.34	$(3.74)	$1.95
Income (loss) from discontinued operations	0.05	(0.28)	(0.17)	—	—

Net income (loss) per share	$2.44	$1.39	$1.17	$(3.74)	$1.95

	As of December 31,
	2003	2002	2001	2000	1999
		(As restated)	(As restated)	(As restated)	(As restated)
CONSOLIDATED BALANCE SHEET DATA:
Total assets	$1,455,928	$1,395,039	$1,337,740	$1,438,776	$1,645,799
Long-term debt, net of current maturities	417,220	497,756	518,231	668,908	578,033
Shareholders' equity	839,590	729,021	674,662	637,081	891,428
Number of shares outstanding	30,284	28,125	27,318	26,786	32,681

(a)
The operations of our online gaming subsidiary, Kerzner Interactive, were discontinued during the first quarter of 2003. In connection with the discontinuance of Kerzner Interactive, we recognized $4.5 million of income related to an option agreement with Station Casinos, Inc. which was terminated during the first quarter of 2003. This amount was partially offset by expenses and write-offs related to the discontinuance of Kerzner Interactive's operations. In addition, the results of operations for the year ended December 31, 2003 include a $1.5 million gain on settlement of territorial and other disputes in connection with a settlement with a major shareholder.

(b)
The results of operations for the year ended December 31, 2002 include a loss on the early extinguishment of debt of $20.5 million related to the redemption and repurchase of our 9% Senior Subordinated Notes and our 8 5/8% Senior Subordinated Notes and a $14.5 million gain on settlement of territorial and other disputes in connection with a settlement with a major shareholder.

(c)
The results of operations for the year ended December 31, 2001 include the results of operations of Resorts Atlantic City from January 1, 2001 to April 24, 2001 and $2.3 million of pre-opening expenses related to the Ocean Club Golf Course.

(d)
The results of operations for the year ended December 31, 2000 include a $229.2 million write-down of the carrying value of Resorts Atlantic City and a related option to purchase certain real estate from us to their net realizable value and $7.6 million of pre-opening expenses related to the expansion of the One&Only Ocean Club and the Ocean Club Golf Course.

(e)
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

        A further discussion of competition at our operations by geographic location is included in "Item 4. Information on the Company, (B) Business Overview—Competition."

New projects and expansion and renovation efforts are inherently subject to significant development and construction risks.

        We regularly evaluate potential development opportunities and engage in expansion, development and renovation projects at properties that we develop or operate, including expansions, developments and upgrades of our Paradise Island and luxury resort properties. Each of these projects, including the Phase III Expansion on Paradise Island discussed in "Item 4. Information on the Company, (B) Business Overview—The Properties—Atlantis, Paradise Island," and the development of Atlantis, The Palm in Dubai discussed in "Item 4. Information on the Company, (B) Business Overview—The Properties—Atlantis, The Palm," will be subject to the many risks in expanding or renovating an existing enterprise or developing new projects, including unanticipated design, construction, regulatory, environmental and operating problems, and the significant risks commonly associated with implementing an expansion strategy in new markets. In particular, any such projects are subject to the risks associated with the following:

  •
  the availability of financing and the terms and covenants in our Fourth Amended and Restated Revolving Credit Facility (the "Amended Revolving Credit Facility") and other debt;

  •
  shortages in materials;

  •
  insufficient public infrastructure improvements or maintenance;

  •
  shortages of skilled labor or work stoppages;

  •
  unforeseen construction, scheduling, engineering, environmental or geological problems;

  •
  weather interference, floods, fires or other casualty losses;

  •
  the failure to obtain required licenses, permits or approvals;

  •
  difficulties and uncertainties associated with the regulatory environment in non-U.S. jurisdictions;

  •
  regulatory or private litigation arising out of projects; and

  •
  unanticipated cost increases and budget overruns.

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

        If we are unable to finance existing or future projects with cash flow from operations or borrowings, we will have to adopt one or more alternatives, such as reducing or delaying planned expansion, development and renovation projects and other capital expenditures, selling assets, restructuring indebtedness, obtaining equity financing or joint venture partners, or modifying our Amended Revolving Credit Facility. These sources of funds may not be sufficient to finance existing or future projects, and other financing may not be available on acceptable terms, in a timely manner or at all. In addition, our Amended Revolving Credit Facility and the indenture governing our outstanding senior subordinated notes contain certain restrictions on our ability to incur additional indebtedness, and our future indebtedness will likely contain similar restrictions. Effective January 1, 2003, our Amended Revolving Credit Facility was amended in order to calculate borrowings under that facility based on a borrowing base, such that we can draw the lesser of a borrowing base or the commitment amount. If we are unable to secure additional financing, we could be forced to limit or cancel expansion, development or renovation projects, which may adversely affect our business, financial condition and results of operations.

We are subject to extensive governmental gaming regulations, which may harm our business.

        Our operation of gaming facilities is subject to extensive governmental regulations. Regulatory authorities typically require various registrations, licenses, findings of suitability and approvals to be held by operators of gaming facilities. The regulatory authorities in these jurisdictions generally have broad discretion in the granting, renewal, suspension and revocation of licenses and require that such registrations, licenses, findings and approvals be renewed or updated periodically. Our necessary key personnel and we are currently qualified to do business in all the jurisdictions in which we operate gaming facilities. We cannot assure you that any new or permanent licenses, permits or approvals that may be required by us, our key employees and our partners, if applicable, in the future will be granted or that our existing licenses, permits and approvals will be renewed or will not be suspended or revoked in the future. The failure to receive or renew licenses or the suspension or revocation of licenses could harm our reputation and result in a loss of revenue, which could materially adversely affect our business, financial condition and results of operations.

Our gaming operations are subject to significant taxation and fees that, if increased, could harm our profitability.

        Our gaming operations are subject to significant taxation and fees. Such taxes and fees are subject to increase at any time. We pay substantial taxes and fees with respect to our gaming operations in The Bahamas and will likely incur significant taxes and fees in any other jurisdictions, including the United Kingdom, in which we conduct gaming operations in the future. Any material increase in existing taxes and fees, the adoption of new taxes or fees, or the loss or reduction of any existing or future tax incentives, could have a material adverse effect on our profitability.

Our business is seasonal and severe weather conditions could adversely affect our business, results of operations or financial condition, or further increase our insurance premiums and deductibles.

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

        The Bahamas and Mauritius are subject to tropical weather and storms, which, if severe, could adversely affect our operations and tourism. Similarly, inclement weather can adversely affect the revenues that we derive from Mohegan Sun, as the principal means of transportation to this property is by automobile or bus. In September 1999, Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating, passed within 60 miles of Paradise Island. Our Paradise Island properties suffered approximately $45.0 million of property damage that took three months to repair. This property damage was covered by our insurance policies in place at that time. In November 2001, Hurricane Michelle impacted our Paradise Island properties. Although minimal disruption in our operations was caused by the storm, our properties (other than Harborside at Atlantis ("Harborside at Atlantis"), which was closed from August 2002 through December 2002 due to water damage resulting primarily from Hurricane Michelle—see "Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island") suffered approximately $28.3 million in damage that was substantially covered by our insurance policies. The approximate $28.3 million in property damage at our Paradise Island properties excluded our $6.9 million share of construction remediation costs at Harborside in 2002 and our $1.8 million share in 2003. During 2002, we recorded equity losses of $5.2 million resulting from the $6.9 million remediation charge offset by $1.7 million equity earnings from Harborside at Atlantis' operations. During the fourth quarter of 2003, our portion of insurance recovery related to the remediation costs was $1.5 million and therefore the loss for the year ended December 31, 2003 has been reduced by that amount. Representatives of Harborside at Atlantis are still in negotiation with the insurers and Harborside at Atlantis may receive an additional recovery during 2004.

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

        In The Bahamas, a union represents approximately 3,700 of our approximately 5,900 employees. We participate in an employer association whose existing contract with the union will expire on January 7, 2008. Labor relations in The Bahamas have been unstable at times over the last few years and there have been occasional work stoppages. As the country's largest private employer, we are sometimes the target of labor disputes. Any protracted labor disputes or work stoppages affecting any of the properties that we own or operate could reduce our revenues. In addition, many of the public sector industries in The Bahamas, such as electricity, telecommunication and airport facilities, are unionized. The Bahamian government's labor relations with these unions have been unstable at times and there have been work stoppages on occasion that have been disruptive to our business.

Lack of sufficient air service could adversely affect our revenues and profits.

        Most patrons of our Paradise Island, One&Only and other hotel operations arrive by air. Although we consider the current level of air service to our properties in The Bahamas, Mauritius, Mexico, Dubai and the Maldives to be adequate, any interruption or reduction of air service to any such locations could restrict the growth of our businesses, negatively affect our competitive position and adversely affect our revenues and profits.

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

We do not own, manage or control Mohegan Sun and the revenues that we derive from the Mohegan Sun are therefore outside of our control.

        In 2003, we earned $35.7 million, or approximately 37% of our income from operations, from TCA, which is party to a relinquishment agreement with the Mohegan Tribal Gaming Authority. Pursuant to the agreement, in exchange for relinquishing its right to manage Mohegan Sun, TCA is entitled to receive 5% of Mohegan Sun's gross revenues through December 2014. As a result, decisions that affect Mohegan Sun's business or operations, and therefore the revenues that TCA earns under the agreement, are outside of our control.

A small number of our shareholders control a significant percentage of our Ordinary Shares and are able to control decisions affecting our company.

        As of December 31, 2003, Caledonia Investments PLC ("Caledonia") had the right to vote approximately 21.7% of our issued and outstanding ordinary shares ("Ordinary Shares"). In addition, Cement Merchants SA ("CMS"), Baron Capital Group, Inc. ("Baron") and FMR Corp. ("FMR") beneficially owned approximately 12.0%, 18.4% and 10.0%, respectively, of our issued and outstanding shares as of December 31, 2003. As of December 31, 2003, The Kerzner Family Trust, which is an indirect parent of World Leisure Group ("WLG"), both of which are controlled by Mr. Solomon Kerzner, beneficially owned approximately 21.1% of our issued and outstanding Ordinary Shares. See "Item 7. Major Shareholders and Related Party Transactions, (A) Major Shareholders" for more information as to how the foregoing ownership percentages were determined. If any combination of these principal shareholders act together, they may be able to effectively control the outcome of substantially all matters requiring shareholder approval, including the election of our directors, thereby controlling our management, policies and business operations. For example, WLG, Caledonia, CMS, Baron and FMR, or combinations thereof, could combine to use this voting power to block our ability to obtain certain types of financing for development plans, renovations or expansions, which could materially adversely affect our ability to develop our business and pursue our strategies.

You may have difficulty enforcing judgments against us or our directors or management that reside outside the United States.

        Kerzner is an international business company incorporated under the laws of the Commonwealth of The Bahamas. Certain of our directors and executive officers reside outside the United States. In addition, a substantial portion of the assets of our directors and officers and of our assets are located outside the United States. As a result, it may be difficult or impossible to:

  •
  effect service of process within the United States upon us or these persons; or

  •
  enforce, against us or these persons, in the United States, court judgments obtained in the U.S. courts, including judgments relating to U.S. federal securities laws.

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

        We are regularly reviewing our business plans in light of a variety of factors, including the availability of financing, regulatory and political considerations, competition and other business and strategic concerns. As a result of such assessments, our management may choose to change such plans, which could result in failure to expand and could also cause us to incur fees or charges. We cannot assure you that we will carry forward and complete any proposed business plans.

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

Additional increases in our insurance premiums and deductibles may impair our ability to obtain or maintain insurance on our properties.

        Due to changes in the insurance market arising prior to the September 11, 2001 terrorist attacks and the effects of such attacks, it has become more difficult and more expensive to obtain insurance. We may encounter difficulty in obtaining or renewing property or casualty insurance on our properties primarily due to the fact that we have a concentration of assets in one market which is subject to the potential negative impact of hurricanes. In addition, such insurance may be more limited and may not cover catastrophic risks or terrorist acts at current levels or at all. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable. In addition to the "all risks" coverage described below, we have insured Atlantis, Paradise Island for up to $300.0 million per occurrence (and in an annual aggregate amount) from damages directly resulting from certain terrorist acts to cover property damage and related business interruption losses. If any such event were to affect all or part of one or more of our properties, it is possible that we would suffer a substantial loss beyond what is covered by our insurance policies.

        In 2002, with regard to our Paradise Island property insurance, our "all risk" premiums increased from approximately $4.6 million in the 2001 Policy Year ("Policy Years" are defined as June 1 of that year through May 31 of the following year) to a total of approximately $14.1 million in the 2002 Policy Year and our deductibles also increased from $4.0 million per occurrence in 2001 to $15.0 million per occurrence with an annual aggregate deductible of $30.0 million. For the 2003 Policy Year, our premiums for Paradise Island property insurance have decreased to $13.6 million with the deductibles remaining the same as the 2002 Policy Year. The amount of our "all risk" property and business interruption insurance (inclusive of our per occurrence deductible) in the 2003 Policy Year commencing June 1, 2003 is $175.0 million, as compared to $150.0 million in the 2002 Policy Year and $1.0 billion in the 2001 Policy Year. In addition, our "all risk" insurance policies now exclude from coverage certain losses and damages that were covered under our prior insurance policies. If we are forced to reduce, or prevented from obtaining or renewing, insurance coverage with respect to the occurrence of certain casualties, we could be exposed to heavy losses in the event that severe damage results from any such occurrence.

Acts of terrorism and war could adversely affect the travel market and reduce our operating revenues.

        The terrorist attacks of September 11, 2001 had a significant impact on the travel and tourism industries in which we operate. The significant reduction in both business and leisure air travel following that date significantly reduced visitation to all our properties, including our Paradise Island properties, during the fourth quarter of 2001 resulting in a significant decline in our operating results during this period. On March 19, 2003, the U.S. and coalition forces commenced a war with Iraq. Although the official combat in the war with Iraq ceased in May 2003, the U.S. and coalition forces still maintain a presence in Iraq and terrorist activities still remain a threat. These events, the potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties, which could adversely affect our business and results of operations. Future acts of terror, anti-terrorist efforts, war or other armed conflicts involving the United States or other countries may again reduce our guests' willingness to travel, which could have a material adverse effect on the U.S. and global economies and on our business, results of operations and financial condition.

Deterioration in general economic and market conditions could adversely affect our business.

        Our business is affected by general economic and market conditions, particularly in the United States and Europe. A large portion of our business at Atlantis, Paradise Island is generated by group convention sales and individual tour and travel. A recession or economic slowdown could cause a reduction in group sales bookings or the willingness or ability of tourists to book vacations at Atlantis, Paradise Island, which could materially adversely affect our operating results.

Item 4.    Information on the Company

(A)  History and Development of the Company

        Kerzner was incorporated in The Bahamas in 1993 under the name "Sun International Hotels Limited," and is an international business company under the International Business Companies Act, 2000 of the Commonwealth of The Bahamas. The Company is registered under number 46,600B at the Companies Registry of The Bahamas. Our executive offices are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas, and the telephone number is 242-363-3000. Our agent for service of process in the United States is Corporation Services Company, 1013 Centre Road, Wilmington, Delaware 19805. On March 1, 1996, we listed our Ordinary Shares for trading on The New York Stock Exchange ("NYSE"). On July 1, 2002, we changed our corporate name from Sun International Hotels Limited to Kerzner International Limited and our stock, which was trading on the NYSE under the symbol "SIH," was listed under the new ticker symbol "KZL." The name change was implemented in accordance with agreements related to the restructuring of Sun International Investments Limited ("SIIL"), which was formerly our majority shareholder. See "Item 7. Major Shareholder and Related Party Transactions." There was no change in our management or worldwide operations as a result of the name change.

        The Company was established in order to acquire the Paradise Island Resort and Casino and related operations from Resorts International, Inc. The acquisition was completed in May 1994.

        In June 1994, we established Sun Cove Limited, which is now known as Kerzner Investments Connecticut, Inc. ("Kerzner Connecticut"). Kerzner Connecticut owns a 50% interest in, and is a managing partner of, Trading Cove Associates ("TCA"), a Connecticut general partnership. In September 1995, TCA entered into a Gaming Facility and Construction Agreement with the Mohegan Tribal Gaming Authority ("MTGA"), an instrumentality of the Mohegan Tribe of Indians of Connecticut (the "Mohegan Tribe") pursuant to which TCA assisted the Mohegan Tribe with the design, development and financing of the Mohegan Sun resort and entertainment complex situated in the town of Uncasville, Connecticut ("Mohegan Sun"). In addition, in August 1995, TCA entered into a gaming management agreement (the "Management Agreement") with the Mohegan Tribe pursuant to which TCA provided certain management, marketing and administrative services to the Mohegan Tribe upon the opening of Mohegan Sun in October 1996. In February 1998, TCA and the Mohegan Tribe entered into an agreement (the "Relinquishment Agreement") pursuant to which the Management Agreement was terminated effective January 1, 2000 and the Mohegan Tribe assumed full management responsibility for Mohegan Sun. Pursuant to the Relinquishment Agreement, TCA receives annual payments of five percent of the gross revenues of Mohegan Sun for the 15-year period that commenced January 1, 2000. In addition to the Relinquishment Agreement, in February 1998 the Mohegan Tribe appointed TCA to develop its $1.0 billion expansion of Mohegan Sun. See below "(B) Business Overview—The Properties—Mohegan Sun" for a further description of the Relinquishment Agreement and the $1.0 billion expansion.

        In December 1996, we acquired Sun International North America, Inc. (formerly Griffin Gaming & Entertainment, Inc.), which is now known as Kerzner International North America, Inc. ("KINA"). KINA is a holding company, which, through an indirect wholly owned subsidiary, formerly owned and operated a 644-room casino hotel property in Atlantic City, New Jersey ("Resorts Atlantic City").

        On April 25, 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC ("Colony") for a purchase price of approximately $144.0 million, including accrued interest (the "Resorts Atlantic City Sale"). The proceeds received from Colony consisted of approximately $123.5 million in cash, net of costs incurred subsequent to closing, and an unsecured $17.5 million note which was paid in full in March 2002. The net cash proceeds received from this transaction were used to reduce the amount of borrowings outstanding on our Amended Revolving Credit Facility.

        Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the "Atlantic City Option") to acquire certain undeveloped real estate which we own, adjacent to Resorts Atlantic City, for a purchase price of $40.0 million in the form of a promissory note. In February 2004, we and Colony agreed to terminate the Atlantic City Option and entered into a new agreement pursuant to which we sold the undeveloped real estate adjacent to Resorts Atlantic City to a wholly owned subsidiary (the "Purchaser") of Colony RIH Holdings, Inc. for a purchase price of $40.0 million. See "—Recent Developments—Colony Option" below for more information on this sale.

        In 1999, we formed a joint venture with Starwood Vacation Ownership, Inc. ("SVO") (formerly Vistana, Inc.), a subsidiary of Starwood Hotels and Resorts Worldwide, Inc. ("Starwood"), to develop Harborside at Atlantis, a time-share project on Paradise Island. We and SVO each hold a 50% interest in Harborside at Atlantis. As part of the joint venture, we contributed land and SVO contributed cash based on the number of timeshare units to be developed.

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

        In order to allow our shareholders to sell at least a portion of their Ordinary Shares at the price formerly proposed by SIIL, our Board of Directors approved a self-tender offer for up to 5,000,000 Ordinary Shares at a $24 per share cash price. In August 2000, we announced the completion of the self-tender, pursuant to which we purchased 5,000,000 Ordinary Shares at $24 per share. The self-tender offer was financed with borrowings under our then-existing Revolving Bank Credit Agreement.

        In August 2000, we established Kerzner Interactive Limited our Internet gaming subsidiary. In September 2001, we received a license to operate in the Isle of Man and commenced live gaming operations in January 2002. The Company discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003. See below "(B) Business Overview—Internet Gaming" for more information.

        On July 3, 2001, we announced the restructuring of our former majority shareholder, SIIL. In connection with this restructuring, among other things, the shareholders agreement governing SIIL was terminated and SIIL was dissolved. In November 2002, we reached a further settlement with Kersaf Investments Limited ("Kersaf") related to the restructuring agreement and certain other matters. See "Item 7. Major Shareholders and Related Party Transactions."

        Effective August 2001, we acquired a 25% interest in the Kanuhura Sun Resort & Spa Limited ("One&Only Kanuhura") for approximately $3.8 million. As of December 31, 2003, we had provided debt financing to the One&Only Kanuhura of $3.6 million, excluding accrued interest. The One&Only Kanuhura is a 100-room luxury resort located on Kanuhura Island in the Maldives, which is located approximately 600 miles southwest of the southern tip of India. Our management contract with the One&Only Kanuhura expires in 2026. Our agreement with Sun Resorts Limited (see below) also included the sale of 20% of our debt and equity interests in the One&Only Kanuhura to Sun Resorts Limited and the transfer to One&Only Management (as defined below) of the Kanuhura management agreement. As a result of the sale, we currently own a 20% equity interest in the One&Only Kanuhura.

        In June 2002, we entered into management and development agreements for a 130-room luxury resort in Kaafu Atoll, the Maldives that we expect to open in 2005. This new five-star resort will occupy the site where a small resort had previously been located. The management and development agreements related to this property are co-terminus with the owner's lease, which expires in 2020. As part of this development, we have committed to provide certain financing arrangements to the current owner of the resort in an aggregate principal amount of up to $50.0 million to ensure completion of the new resort and provide for working capital on a standby basis. As of December 31, 2003, we have funded $15.4 million pursuant to this agreement.

        On September 12, 2002, we purchased a 50% ownership interest in the 115-room Palmilla Resort ("One&Only Palmilla"), a deluxe five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.8 million, including transaction costs. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022. The acquisition was funded through a combination of cash on hand and drawings under our Amended Revolving Credit Facility. The One&Only Palmilla was recently renovated and expanded and re-opened in January 2004 after a refurbishment that expanded the room count to 172 rooms, all of which are oceanfront, and added a new Charlie Trotter restaurant, a 12 unit spa with open air villas, a new meeting space, a new pool and a new poolside restaurant. In addition, in February 2004, the One&Only Palmilla had a grand opening event. The expansion was financed by the One&Only Palmilla through local project financing that is supported by a $46.5 million guarantee from Kerzner, and by a $3.0 million loan from Kerzner that was advanced in 2004. Kerzner expects to provide additional advances that will total approximately $11.0 million. The total cost of the One&Only Palmilla renovation is approximately $102.0 million.

        In December 2002, we began to operate and market certain of our managed and/or owned luxury resort hotels under the "One&Only" brand in connection with our corporate name change. One&Only emphasizes the uniqueness of each of the respective properties in the luxury resort market. We are now marketing six of our properties under our One&Only brand.

        We currently have a 20.4% ownership interest in Sun Resorts Limited ("SRL"), a publicly traded company on the Mauritian Stock Exchange, which owns the One&Only Le Saint Géran, the One&Only Le Touessrok, Sugar Beach Resort, La Pirogue Hotel and Le Coco Beach Hotel, which are all located in Mauritius. In December 2002, we entered into an agreement with SRL to form One&Only (Indian Ocean) Management Limited ("One&Only Management"), a new management company, for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and the

One&Only Kanuhura in the Maldives, and securing an extension to our management contracts in Mauritius from 2008 until 2023. Effective January 1, 2003 through December 31, 2004, SRL owns 20% of One&Only Management and we own the remaining 80%. Subject to certain conditions, SRL's ownership interest will increase incrementally through 2009 for no consideration, at which time it will own 50% of One&Only Management. The purpose of One&Only Management is to be a joint venture growth vehicle for expansion in the islands of the Indian Ocean. In connection with this transaction, we transferred to One&Only Management all of our Mauritius management agreements and the Kanuhura management agreement, and SRL purchased 20% of our debt and equity interests in the One&Only Kanuhura. In addition, pursuant to a subcontract arrangement with One&Only Management, we provide the comprehensive management services to the five Mauritius resorts and receive a management fee.

        In April 2003, we agreed to acquire from London Clubs International ("LCI") for $2.1 million a gaming license and property located in the town center of Northampton, England. We have submitted an application for a certificate of consent to the Gaming Board of Great Britain in order to transfer of the gaming license and expect this process to be completed during the second quarter of 2004. We ultimately expect to develop and operate a new casino facility on an approximate 30,000 square foot site, which is expected to cost approximately $15 million and open in 2005. The development of this facility is subject to the approval of local planning authorities. See "Item 5. Operating and Financial Review and Prospects, (D) Trend Information" for more information regarding LCI.

        In May 2003, we entered into a new "Heads of Agreement" with the Bahamian Government with respect to the Phase III Expansion (the "Phase III Expansion") on Paradise Island. The Phase III Expansion, which includes a new hotel and facilities, expanded attractions and an addition to Harborside, is discussed more fully below in "(B) The Properties—Atlantis, Paradise Island."

        In September 2003, we entered into agreements to form a joint venture with Nakheel LLC, a government-owned entity ("Nakheel"), in Dubai to develop Atlantis, The Palm, the first phase of which we estimate will cost at least $650 million development and will include a 1,000-room resort and an extensive water theme park situated on 1.5 miles of beachfront. Atlantis, The Palm will be located on The Palm, Jumeirah, a $1.5 billion land reclamation project in Dubai. Kerzner and Nakheel have each agreed to invest $60 million in the form of equity financing to the project, with the balance of the financing, which may include an equity component, expected to be raised at the project level. As part of Kerzner's equity commitment to the project, it expects to invest approximately $21 million in 2004 and $39 million in 2005. As part of the transaction, Kerzner has agreed to enter into a development services agreement and a long-term management agreement with the joint venture company. The transaction remains subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

        In September 2003, we entered into an agreement with a commercial entity that provides for Kerzner to participate in the development of a new project in the greater London area (the "UK Project"). The UK Project is planned to include retail, entertainment and leisure components and it is expected to also include a casino and hotel. Kerzner estimates that its portion of the UK Project would cost in the range of $350 million, and a majority of this cost is expected to be financed on a non-recourse project basis. Kerzner made an initial payment of $4.0 million upon execution of the agreement as partial consideration for the transaction. This transaction remains subject to numerous conditions. The UK Project is discussed more fully below in "(B) The Properties—England."

        In September 2003, we entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited on Paradise Island for approximately $38.5 million. The approximate 20-acre site is adjacent to the proposed site of the new 1,200 room hotel that is part of the Phase III Expansion, and is therefore ideally positioned for future expansion of Kerzner's investments on Paradise Island. In the short term, it is expected that the existing hotel on the property will be used to house construction workers during the construction of the planned 1,200-room hotel. During the year ended December 31,

2003, we paid $20.0 million in connection with the acquisition. The remaining balance to be paid of $18.5 million is included as an accrued liability as of December 31, 2003, of which $15.0 million is secured by a letter of credit. The remaining balance of $3.5 million represents a stamp tax of 10% of the purchase price, which is required to be paid upon the recording of the transaction in The Bahamas. In addition, Kerzner obtained an option to purchase certain adjacent land lots for an option price of $5.0 million. The option term is for three years and expires on October 29, 2006. The purchase price allocation has not been finalized as we are awaiting an independent valuation of the assets acquired.

        In November 2003, we entered into an agreement with Victoria & Alfred Waterfront (Pty) Limited to develop a new luxury hotel, subject to various conditions, at the highest end of the market in Cape Town, South Africa. We intend to form a joint venture in which we will own a minority interest to develop and operate a new 150-room One&Only luxury hotel on the waterfront.

        In November 2003, we entered into agreements to develop and manage Hotel Saratoga, a 100-room hotel currently under renovation in Havana, Cuba, which we anticipate will open in early 2005. Kerzner is assisting in the design and renovation of the hotel and will manage the completed hotel for a term of 10 years with an option for a further 10 years. Pursuant to the terms of our agreements, certain out-of-pocket expenses associated with our development of the hotel will be reimbursed to us from revenues from the hotel's operations. Upon completion, this hotel will be a One&Only property.

Reorganization of Capital Structure

Issuances of 8 7/8% Senior Subordinated Notes

        In August 2001, Kerzner along with KINA (together, the "Companies") issued $200.0 million principal amount of 8 7/8% senior subordinated notes due 2011 (the "8 7/8% Senior Subordinated Notes"), which, after costs, resulted in net proceeds of approximately $194.0 million. All of the proceeds received from the issuance of the 8 7/8% Senior Subordinated Notes were advanced to one of our wholly owned subsidiaries, Kerzner International Bahamas Limited ("KIB"), to repay amounts outstanding under our Amended Revolving Credit Facility.

        In May 2002, the Companies issued an additional $200.0 million of 8 7/8% Senior Subordinated Notes and used the proceeds to repay the Companies' outstanding 9% Senior Subordinated Notes pursuant to the Tender Offer, Consent Solicitation and Redemption described below.

        The 8 7/8% Senior Subordinated Notes, which are unsecured obligations, are unconditionally guaranteed by substantially all of the wholly-owned subsidiaries of Kerzner and KINA. Interest on the 8 7/8% Senior Subordinated Notes is payable semi-annually and commenced on February 15, 2002. The indenture for the 8 7/8% Senior Subordinated Notes contains various restrictive covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (a) incur additional indebtedness, (b) incur certain liens, (c) engage in certain transactions with affiliates and (d) pay dividends and make certain other payments. We believe we are in compliance with all such covenants as of December 31, 2003. All of our outstanding 8 7/8% Senior Subordinated Notes are subordinated to the borrowings under our Amended Revolving Credit Facility.

Derivative Financial Instruments

        In August and December 2001, we entered into fixed-to-variable rate interest rate swap agreements (the "Swap Agreements") designated as fair value hedges on $200 million principal amount of our 8 7/8% Senior Subordinated Notes. In September 2003, we canceled $25.0 million of our $200.0 million Swap Agreements, resulting in $175.0 million of fair value hedges on our 8 7/8% Senior Subordinated Notes as of December 31, 2003. The Swap Agreements have rates of 6-month LIBOR plus 291 to 302 basis points.

Amended Revolving Credit Facility

        On November 13, 2001, Kerzner, KINA and KIB, as co-borrowers, entered into the Amended Revolving Credit Facility with a syndicate of banks (the "Lenders"), with Canadian Imperial Bank of Commerce ("CIBC") acting as administrative agent. The borrowings then outstanding under the previous revolving credit facility, were paid in full by KIB. Under the Amended Revolving Credit Facility, the maximum amount of borrowings that may be outstanding is $253.5 million, subject to the borrowing base discussed below and certain other conditions. This amount reflects the permanent reduction in commitments of $46.5 million effective August 14, 2003 related to our guarantee of the same amount in connection with the local project financing at the One&Only Palmilla.

        The Lenders have agreed that up to an additional $50.0 million of borrowings may be available under certain circumstances. Effective January 1, 2003, the lenders agreed that borrowings under our Amended Revolving Credit Facility are based on a borrowing base calculation, such that we can draw the lesser of a borrowing base or the commitment amount. See "Item 10. Additional Information, (C) Material Contracts—Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility" for a description of the borrowing base.

        Loans under the Amended Revolving Credit Facility bear interest at (i) the higher of (a) CIBC's base rate or (b) the Federal Funds rate plus one-half of one percent, in either case plus an additional 0.25% to 1.75% based on a debt to EBITDA ratio during the period, as defined (the "Leverage Ratio") or (ii) the London Interbank Offered Rate ("LIBOR") rate plus 1.25% to 2.75% based on the Leverage Ratio. For loans based on the LIBOR rate, interest is payable on the last day of each applicable interest period, or the date of any payment or prepayment of such loans. For loans based on the Alternate Base Rate (as defined), interest is payable quarterly. At December 31, 2003, the weighted average interest rate on amounts outstanding under the Amended Revolving Credit Facility, excluding ongoing commitment, agency and letter of credit fees related to the maintenance of the facility, was 3.50%. Loans under the Amended Revolving Credit Facility may be prepaid and re-borrowed at any time and are due in full in November 2006. Commitment fees are calculated at per annum rates ranging from 0.25% to 0.50% based on the Leverage Ratio, applied to the undrawn amount of the Amended Revolving Credit Facility and are payable quarterly.

        The Amended Revolving Credit Facility contains affirmative and restrictive covenants that Kerzner must comply with, which among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business. As of December 31, 2003, Kerzner believes that it was in compliance with all of such covenants.

        There were no borrowings outstanding as of December 31, 2003 under the Amended Revolving Credit Facility. Under the borrowing base calculation as of December 31, 2003, our borrowing limit was $253.5 million (after giving effect to the Palmilla guarantee referenced above), as the borrowing base calculation exceeded the commitment amount. Our availability as of December 31, 2003 was $237.0 million, due to the $16.5 million in outstanding letters of credit. All amounts outstanding are unconditionally guaranteed by all significant subsidiaries that are a party to the Amended Revolving Credit Facility.

Tender Offer, Consent Solicitation and Redemption

        On May 8, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 9% Senior Subordinated Notes. In conjunction with the tender offer, we solicited consents to proposed amendments to the indenture governing the 9% Senior Subordinated Notes. The tender offer expired on June 5, 2002. At the expiration, a total of $177.5 million of the outstanding $200.0 million aggregate principal amount of the notes were tendered and accepted for purchase in the tender offer. On

June 21, 2002, we redeemed, in accordance with the terms of the indenture governing the notes, all of the 9% Senior Subordinated Notes that remained outstanding at the time, at the applicable redemption price of $1,045 per $1,000 of principal amount thereof, plus interest accrued to the redemption date. We used the net proceeds from the issuance of $200.0 million of our 8 7/8% Senior Subordinated Notes on May 20, 2002 to retire our outstanding 9% Senior Subordinated Notes pursuant to the tender offer and redemption.

Shelf Registration

        In May 2002, Kerzner and KINA filed a universal shelf registration statement on Form F-3 (the "Universal Shelf") with the SEC relating to the sale of up to $500.0 million in securities. The Universal Shelf allows us flexibility as to the type of security we could choose to sell in the future, including various types of debt securities, Ordinary Shares, preference shares and warrants, and replaces the 1997 Shelf Registration. We may also utilize the Universal Shelf to register secondary sales of Ordinary Shares by selling shareholders. In connection with a settlement agreement with Kersaf, a major shareholder of Kerzner, on December 18, 2002, an indirect subsidiary of Kersaf sold 2.3 million Ordinary Shares of Kerzner (the "Kersaf Offering") in a registered public offering, using securities registered under the Universal Shelf. Securities registered under the Universal Shelf may be offered from time to time directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.

        In November 2003, pursuant to Rule 12h-3 of the Exchange Act, KINA suspended its obligation to file periodic reports under the Exchange Act. Accordingly, KINA will no longer issue or co-issue any securities registered pursuant to the Universal Shelf.

Redemption of 8 5/8% Senior Subordinated Notes

        On November 27, 2002, we called for the redemption of the entire outstanding principal amount of our 8 5/8% senior subordinated notes due 2007 (the "8 5/8% Senior Subordinated Notes") pursuant to the terms of the indenture governing these notes. We purchased $25.8 million of the 8 5/8% Senior Subordinated Notes through transactions on the open market. On December 27, 2002, we redeemed the remaining $74.2 million aggregate principal amount outstanding at the redemption price of 104.313%, or $1,043.13 for each $1,000.00 of principal amount outstanding, plus accrued interest.

Kersaf Offering

        On December 18, 2002, Royale Resorts International Limited, an indirect subsidiary of Kersaf, completed the Kersaf Offering. We received approximately $32.1 million of the proceeds from the sale of 2.3 million Ordinary Shares pursuant to the terms of the settlement agreement entered into by Kerzner, Kersaf and certain of its affiliates and certain other parties. See "Item 7. Major Shareholders and Related Party Transactions, (B) Related Party Transactions—Global Settlement."

Recent Developments

Wembley Investment

        On March 10, 2004, we announced that we entered into a joint venture, BLB Investors, L.L.C. ("BLB"), with an affiliate of Starwood Capital Group Global, L.L.C. and an affiliate of Waterford Group, L.L.C. for the purpose of acquiring an interest in Wembley plc ("Wembley"), which owns gaming and track operations in the United States and race tracks in the United Kingdom. Wembley's United States operations include its flagship property, Lincoln Park in Rhode Island, where it owns a greyhound racetrack with 2,272 video lottery terminals.

        BLB, which is 25% owned by us, 25% owned by Waterford, and 50% owned by Starwood, acquired on March 10, 2004 from funds managed by Active Value Fund Managers Limited ("Active

Value") 2,811,108 shares of Wembley's issued share capital (representing approximately 8% of Wembley), at a price of £8.00 per share. BLB also entered into other arrangements with Active Value on March 10th and March 18th relating to the purchase of Active Value's remaining 4,921,392 shares of Wembley's issued share capital (representing approximately 14% of Wembley), which could increase its total holdings in Wembley up to approximately 22% (subject in all cases to necessary notifications and filings and waiting periods expiring under the Hart-Scott-Rodino Antitrust Improvements Act of 1976).

        BLB has an option to purchase 2,391,178 of Active Value's remaining shares (representing approximately 6.9% of Wembley) at £8.00 per share if it announces a firm offer for Wembley on or before March 30, 2004. If there is such an announcement, BLB has agreed to purchase all 4,921,392 of Active Value's remaining shares (representing approximately 14% of Wembley) at the offer price (which may be £8.00 per share or greater). If BLB has not announced a firm offer for Wembley on or before March 30, 2004, Active Value may put 520,576 Wembley shares (representing 1.5% of Wembley) to BLB at a price of £8.00 per share. There can be no certainty that BLB will make an offer for Wembley, and, if an offer is made, whether it would be successful.

        On January 27, 2004, MGM Mirage announced that it had made an offer for all of Wembley's outstanding shares at £7.50 per share. The boards of MGM Mirage and Wembley have announced that they have reached agreement to recommend the terms of MGM Mirage's bid to its shareholders. Approval of MGM Mirage's bid is dependent on its receiving the affirmative vote of three-fourths in value of the holders of Wembley's shares.

Kersaf Share Ownership

        On March 29, 2004, Kersaf filed with the SEC an amendment to its Schedule 13D filed on July 19, 2001, in which it disclosed that Kersaf and certain of its affiliates sold 498,900 Ordinary Shares between October 10, 2003 and March 26, 2004. The share ownership information provided in this document does not reflect the updated information disclosed in Kersaf's latest amendment to its Schedule 13D.

Colony Option

        In February 2004, we and Colony agreed to terminate the Atlantic City Option and entered into a new agreement pursuant to which we agreed to sell the undeveloped real estate adjacent to Resorts Atlantic City to a wholly owned subsidiary of Colony RIH Holdings, Inc. (the "Purchaser") for a sale price of $40.0 million. The sale was completed on March 18, 2004. The sale price was paid in the form of a promissory note which will mature on March 16, 2009 (the "NJ Note"). The NJ Note will begin accruing interest on September 30, 2004 at a rate of 4.0%, which will increase at various intervals from the closing date of the transaction. All principal and interest due under the NJ Note will be due on March 16, 2009, which date may be accelerated by us in certain circumstances. The NJ Note is secured by a first mortgage on the property sold and will be guaranteed by Colony RIH Holdings, Inc. (the direct parent company of the Purchaser) initially in an amount limited to $20.0 million, which will generally increase in increments of $5.0 million annually. The NJ Note will also be guaranteed by Resorts International Hotel and Casino, Inc. This guarantee will go into effect when that company's outstanding public indebtedness, which is due on March 9, 2009, has been paid.

(B)  Business Overview

        We are the developer, owner and operator of Atlantis, Paradise Island, a 2,317-room island destination resort and casino complex in The Bahamas, and a leading developer and operator of gaming entertainment properties and luxury resort hotels worldwide. Atlantis, Paradise Island, our flagship property, is a premier destination resort property that we believe has strong brand recognition. We recently have entered into an agreement to form a joint venture to develop and manage a second Atlantis resort, Atlantis, The Palm in Dubai, United Arab Emirates.

        Our gaming business is focused on owning, developing or managing casino properties in attractive markets where we can capitalize on our development and operating expertise. We developed and earn revenues from Mohegan Sun in Uncasville, Connecticut, which is owned and operated by the MTGA. Following the completion of a major expansion in June 2002, we believe Mohegan Sun is among the largest and most profitable casinos in the U.S.

        Our luxury resort hotel business consists of a collection of owned and/or managed premier properties that primarily operate in the five-star, deluxe end of the resort market in The Bahamas, Mauritius, Dubai, the Maldives and Mexico under the One&Only brand. We also expect to develop additional properties in Cape Town, South Africa, the Maldives and Havana, Cuba.

The Properties

Destination Resorts

Atlantis, Paradise Island

        Our flagship property is Atlantis, Paradise Island, a 2,317-room ocean-themed resort and casino located on Paradise Island, The Bahamas. Since acquiring the property in 1994, we have invested approximately $1.0 billion to create a unique destination casino resort that caters to multiple segments of the resort and casino gaming markets. The property features a 100,000 square foot entertainment complex that includes the largest casino in the Caribbean market, an 88,000 square-foot convention facility and 30,000 square feet of retail space. Atlantis, Paradise Island celebrates the wonders of the sea and is inspired by the myth of the lost continent of Atlantis. The ocean-themed environment of Atlantis, Paradise Island includes:

  •
  three interconnected hotel towers, the Beach, Coral and Royal Towers, built around a 7-acre lagoon;

  •
  a 34-acre waterscape which features the world's largest open air marine habitat, showcasing over 200 species of marine life, waterfalls, lagoons and adventure walks;

  •
  "The Dig," an area through which visitors can walk surrounded by sharks, numerous species of tropical fish, sea turtles, stingrays and other marine life;

  •
  several thrill waterslides, including the Mayan Temple slide, which propels guests through an acrylic tube in a shark-infested tank;

  •
  the largest casino in the Caribbean market;

  •
  a 63-slip, full-service Marina at Atlantis, Paradise Island, which enjoys some of the highest docking rates in the Caribbean market and can accommodate yachts up to 200 feet in length; and

  •
  Harborside at Atlantis, a timeshare project located adjacent to Atlantis, Paradise Island, developed through a joint venture with a subsidiary of Starwood.

        We acquired the property in May 1994 for $125.0 million and redeveloped the property into an ocean-themed destination resort through an initial $140.0 million capital expenditure program. The property achieved an average occupancy and average daily room rate of 85% and $122, respectively, in 1995, a substantial increase from the 62% and $95, respectively, achieved in 1993 under previous management. Seeking to capitalize on the early success of Atlantis, Paradise Island, we began construction of an approximate $640.0 million expansion of the property in 1997. This major expansion was completed in December 1998 and effectively doubled the size of Atlantis, Paradise Island. The 1998 expansion included a 1,200-room hotel, a new 100,000 square foot entertainment complex that includes a casino containing approximately 900 slot machines and 80 table games, a new marina, and an expansion of the ocean-themed environment. During 1999, we completed several additional development projects at Atlantis, Paradise Island, including the addition of 30,000 square feet of new retail and restaurant space, the conversion of a previously existing 30,000 square foot casino space into a convention center and the construction of a sports center, including an 18-hole Tom Fazio-designed putting course and a tennis center.

        During the second half of 2000, we completed an extensive capital expenditure program of approximately $20.0 million at Atlantis, Paradise Island's Beach Tower. This program included the renovation of all of the Beach Tower's 425 rooms and improvements to certain public spaces. During 2001, we completed a major capital expenditure program of approximately $20.0 million to complete renovations at the Ocean Wing of Atlantis, Paradise Island's Coral Towers. This included the renovation of approximately 400 rooms, including improvements to certain public spaces.

        To add to our product mix at Atlantis, Paradise Island, we developed Harborside at Atlantis, a timeshare project adjacent to Atlantis, Paradise Island, through a joint venture with a subsidiary of Starwood. As part of the joint venture agreement, Starwood contributed cash and we contributed land, based on the number of units to be developed. The first phase of the project was completed in February 2001 and consisted of 82 two-bedroom units. We began selling the units in May 2000 and have sold approximately 89% of the units through December 31, 2003. In August 2002, Harborside at Atlantis was closed to repair water damage primarily resulting from 2001's Hurricane Michelle. During the fourth quarter of 2002, these repairs were completed and the resort reopened in December 2002. During the temporary closure, Harborside at Atlantis' guests were moved to Atlantis, Paradise Island. Our share of construction remediation costs from Harborside at Atlantis was $6.9 million in 2002 and $1.8 million in 2003. During 2002, we recorded equity losses of $5.2 million, resulting from the $6.9 million remediation charge offset by $1.7 million equity earnings from Harborside at Atlantis' operations. During 2003, we recognized $3.3 million in equity earnings from Harborside at Atlantis. During the fourth quarter of 2003, our portion of insurance recovery related to the remediation was $1.5 million and therefore the earnings for the year ended December 31, 2003 have been increased by that amount. Representatives of Harborside at Atlantis are still in negotiation with the insurers and Harborside at Atlantis may receive an additional recovery during 2004. We intend to commence our second phase of timeshare development at the end of the second quarter of 2004 with an expected completion by 2005. This expansion is subject to approval by the board of directors of Starwood.

        In May 2003, we announced that we had entered into an agreement with the Bahamian Government with respect to the Phase III Expansion on Paradise Island in order to continue to expand the Atlantis, Paradise Island resort to capitalize on the demand for rooms and the strength of Atlantis' brand. Our new Heads of Agreement with the Bahamian Government relates to the following projects, which collectively constitute the Phase III Expansion:

  •
  a new 1,200-room hotel to be located on the site of the former Pirates' Cove and Paradise hotel sites and expansion of the existing convention facilities by at least 50,000 square feet (the "New Hotel and Facilities");

  •
  three luxury villas at the One&Only Ocean Club (the "Ocean Club Villas");

  •
  four new restaurants and additional retail space on a seven-acre site adjacent to the Atlantis, Paradise Island Marina (the "Marina Village");

  •
  expansion of the water-based attractions of Atlantis, Paradise Island, including, subject to environmental approvals, a new dolphin swim attraction (the "Expanded Attractions");

  •
  the construction and initial equipping of a fire and ambulance station on land owned by us, to be operated and maintained by the Bahamian Government under a long-term lease (the "Fire and Ambulance Station");

  •
  the right to develop, upon environmental approval, a new 18-hole golf course on Athol Island, which lies just east of Paradise Island, in partnership with an agency to be nominated by the Bahamian Government (the "Athol Golf Course");

  •
  expansion of the existing water production and treatment plant and any other private infrastructure upgrades or expansions necessary to accommodate the other elements of Phase III (the "Utilities and Infrastructure Expansion"); and

  •
  an expansion of Harborside at Atlantis by the addition of 116 time share units which will include two and three bedroom lock-off units on adjacent land ("Harborside Phase II").

        The Phase III Expansion is divided into two parts. Phase III-A, as to which the Company was committed to (and did in fact) commence initial construction on certain aspects by December 31, 2003, is comprised of the Ocean Club Villas, Marina Village, the Fire and Ambulance Station and Harborside Phase II. Phase III-B, as to which the Company has the option to commence initial construction by December 31, 2004 or determine not to proceed with this part of the expansion, is comprised of the New Hotel and Facilities, the Athol Golf Course, the Expanded Attractions and the Utilities and Infrastructure Expansion. The Company is permitted to move any elements of the expansion from Phase III-B to Phase III-A at its discretion, without prejudice to any eventual decision not to proceed with the remaining elements of Phase III-B.

        The Company has commenced construction of Ocean Club Villas, as well as the addition of several new amenities, including a boardroom, gift shop, kids pool and expanding exercise room to the One&Only Ocean Club. This expansion is expected to be completed by the summer of 2004. During 2004, the Company expects to commence development on Marina Village and Harborside Phase II, both of which are expected to be completed in 2005. Harborside Phase II is subject to approval by the board of directors of Starwood. Our share of the total cost of the Ocean Club Villas, Marina Village, the Fire and Ambulance Station and Harborside Phase II is approximately $110 million. If we elect to proceed with Phase III-B, construction of Phase III-B, which constitutes the largest portion of the Phase III Expansion and includes the New Hotel and Facilities, the Athol Golf Course, the Expanded Attractions and the Utilities and Infrastructure Expansion, is expected to commence in late 2004 and be completed by Christmas 2006. The elements of Phase III-B are in the architectural planning stage and, if completed, are expected to cost approximately $600 million, exclusive of pre-opening costs.

        A complete description of the Heads of Agreement can be found in "Item 4. Information on the Company, (B) Business Overview—Certain Matters Affecting Our Bahamian Operations—Heads of Agreement."

        On September 19, 2003, we announced that we had entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited on Paradise Island for approximately $40 million. The approximate 20-acre site is adjacent to the proposed site of the New Hotel and Facilities. Through certain Bahamian subsidiaries (the "Bahamian Operations"), we now own approximately 514 acres (exclusive of the Club Méditerranée property) on Paradise Island (or almost 70% of Paradise Island), including approximately 95 acres of undeveloped land. The Phase III Expansion will use approximately 50 acres of currently undeveloped land. In connection with this acquisition, the Company obtained an option to purchase certain adjacent land lots for an option price of $5.0 million. The option term is for three years and expires on October 29, 2006.

        We also own and operate the One&Only Ocean Club, a high-end luxury resort hotel, as well as the Ocean Club Golf Course. Through our Bahamian Operations, we also own and operate shops, restaurants, bars and lounges, tennis courts and other resort facilities on Paradise Island, as well as roads and other land improvements on Paradise Island and a water and sewage system which serves, at stated charges, substantially all facilities on Paradise Island, including non-affiliated customers.

        Paradise Island is easily accessible by air from London and the eastern U.S. and has an extensive infrastructure. The majority of patrons at our resorts on Paradise Island arrive through Nassau International Airport located on New Providence Island. This airport is served by several carriers offering scheduled jet service from London, New York, Atlanta, Charlotte, Toronto, Miami, Washington D.C. and other cities. Ground transportation is facilitated by two bridges linking Paradise Island and New Providence Island.

Atlantis, The Palm

        In September 2003, we announced that we had agreed to form a joint venture with Nakheel LLC, a government-owned entity in Dubai, to develop Atlantis, The Palm. We currently estimate that the first phase of the project will cost at least $650 million and will include a 1,000-room resort and an extensive water theme park situated on 1.5 miles of beachfront. Atlantis, The Palm will be located on The Palm, Jumeirah, a $1.5 billion land reclamation project in Dubai. We and Nakheel have each agreed to invest $60 million in the form of equity financing to the project, with the balance of the financing, which may include an equity component, expected to be raised at the project level. As part of Kerzner's equity commitment to the project, it expects to invest approximately $21 million in 2004. As part of the transaction, Kerzner has agreed to enter into a development services agreement and a long-term management agreement with the joint venture company. The transaction remains subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

Gaming

Mohegan Sun

        Our gaming business is focused on owning, developing or managing casino properties in attractive markets where we believe we can capitalize on our development and operating expertise. We own a 50% interest in, and are a managing partner of, Trading Cove Associates, a Connecticut general partnership that developed and initially managed Mohegan Sun, a casino and entertainment complex in Uncasville, Connecticut. TCA managed Mohegan Sun from its opening in October 1996 to December 31, 1999 pursuant to a Management Agreement from which TCA earned management fees based on a percentage of Mohegan Sun's earnings after depreciation and interest.

        In 1998, the MTGA, appointed TCA to develop the $1.0 billion "Project Sunburst" expansion of Mohegan Sun pursuant to a development services agreement (the "TCA Development Agreement") for a development fee of $14.0 million. In turn, TCA subcontracted with an affiliate of the Company pursuant to a subcontract development services agreement, which was later assigned to the Company. In consideration for the services to be provided under the subcontract, TCA paid a fee to the Company.

        In addition, TCA and the Mohegan Tribe entered into the Relinquishment Agreement whereby it was agreed that effective January 1, 2000, TCA would turn over management of Mohegan Sun to the Mohegan Tribe. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and TCA receives annual payments of five percent of the gross revenues of Mohegan Sun for the 15-year period that commenced January 1, 2000. The relinquishment fees pursuant to the Relinquishment Agreement ("Relinquishment Fees") are divided into senior and junior relinquishment payments, which equal 5.0% of revenues. Revenues are generally defined as gross gaming revenues (other than Class II gaming revenue, i.e. bingo) and all other facility revenues, including hotel revenues, food and beverage sales, parking, ticket revenues and other fees or receipts from the convention/events center generated by Mohegan Sun, including the Project Sunburst expansion described below. Revenues will exclude any revenues generated by any other future expansion of the Mohegan Sun. TCA's right to receive the Relinquishment Fees is junior to certain payments by the MTGA to the Mohegan Tribe and holders of its indebtedness. The senior and junior Relinquishment

Fees from the MTGA to TCA rank behind all of the MTGA's obligations to pay certain minimum priority distributions to the Mohegan Tribe and all of the MTGA's existing and future senior secured indebtedness. The junior fees also rank behind all unsecured indebtedness.

        For seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the Relinquishment Fees it receives each year (after the return of certain expenses and capital contributions) pursuant to the Relinquishment Agreement as a priority payment prior to making pro rata distributions to its partners.

        We are one of two managing partners of TCA. All decisions of the managing partners require the concurrence of us and the other managing partner, Waterford Gaming, L.L.C. In the event of deadlock there are mutual buy-out provisions. TCA's partnership agreement will terminate on December 31, 2040, or earlier in certain circumstances, in accordance with its terms.

        Mohegan Sun incorporates its historical Native American theme through unique architectural features and the use of natural design elements such as timber, stone and water. Mohegan Sun is located on 240 acres and currently features the 176,500 square foot Casino of the Earth and the 119,000 square foot Casino of the Sky, which combined have approximately 6,200 slot machines, 260 table games and various other amenities, and a recently opened 34-story, 1,200-room luxury hotel.

        Mohegan Sun is located approximately one-mile from the interchange of Interstate 395 and Connecticut Route 2A in Uncasville, Connecticut and is within 150 miles of approximately 22 million adults. Mohegan Sun spent $40.0 million for infrastructure improvements providing direct highway access to the property from Boston, Providence and New York.

        We oversaw the $1.0 billion "Project Sunburst" expansion of Mohegan Sun through TCA, which was completed in June 2002. This expansion included the Casino of the Sky, a 10,000-seat arena, a 300-seat cabaret, and specialty retail areas and restaurants that opened in September 2001. The expansion also included a 100,000 square foot convention center and a 34-story, 1,200-room luxury hotel that opened with 734 rooms in April 2002. Mohegan Sun opened the remaining rooms in phases through June 2002 and also added an additional 2,700 parking spaces in June 2002.

        We believe the Connecticut gaming market has been extremely strong and that Mohegan Sun's unique design and superior location have helped it to become one of the most profitable casinos in the U.S. Since opening, gross revenues at the property have grown to $1.28 billion for the twelve months ended September 30, 2003, a 14.2% increase over the twelve month period ended September 30, 2002.

United Kingdom

        In April 2003, we agreed to acquire from LCI for $2.1 million a gaming license and property located in the city of Northampton, England. The city of Northampton is approximately 70 miles north of London and approximately 1.3 million people live within 25 miles of the city. We have submitted an application for a certificate of consent to the Gaming Board of Great Britain in order to transfer the gaming license and expect this process to be completed during the second quarter of 2004. We ultimately expect to develop and operate a new casino facility on an approximate 30,000 square foot site, which is expected to cost approximately $15 million and open in 2005. The development of this facility is still subject to the approval of local planning authorities.

        In September 2003, we announced that we had entered into an agreement with a commercial entity that provides for Kerzner to participate in the development of the UK Project. The UK Project is planned to include retail, entertainment and leisure components and it is expected to also include a casino and hotel. Kerzner's role in the UK Project would consist of a first phase to develop and operate a large scale casino and a second phase to develop and operate a new hotel. Subject to any changes in the expected scope of the UK Project related to United Kingdom gaming laws or other factors, Kerzner estimates that the UK Project would cost in the range of $350 million, and that a majority of this cost is expected to be financed on a non-recourse project basis. Kerzner made an initial payment of $4.0 million upon execution of the agreement as partial consideration for the transaction. This transaction is subject to numerous conditions, including the enactment of appropriate gaming legislation in the United Kingdom that would allow for the proposed casino, the granting of applicable gaming board, licensing, planning and council permissions under local laws and agreement between the parties on various aspects of the design and construction of the UK Project. If the UK Project goes forward, construction of the casino is expected to commence as soon as practicable after the passage of appropriate gaming legislation and the receipt of local approvals, while the development of the hotel is expected to commence after the construction of the casino is completed.

One&Only

        Our One&Only business consists of a collection of managed and/or owned premier luxury resort properties that primarily operate in the five-star, deluxe end of the market. In December 2002, we introduced our One&Only brand for certain of our luxury resort properties. We are now marketing six of our properties under our One&Only brand. We expect that our new managed property under development on Kaafu Atoll in the Maldives ("Kaafu Atoll"), a 130-room luxury resort that we expect to open in 2005, Hotel Saratoga, a 100-room luxury resort in Havana that we expect to open in early 2005, together with other similar luxury resorts we develop or acquire in the future, will operate under our One&Only brand. In addition, we have agreed to acquire a minority interest in a joint venture that expects to develop and manage a new property in Cape Town, South Africa. We do not currently plan on using the brand for Sugar Beach Resort, La Pirogue Hotel or Le Coco Beach Hotel. We value outstanding design, unusual locations and genuine hospitality at our resorts and do not believe in applying simple "formulas." We believe that all of our properties, most of which have been constructed or renovated within the last four years, offer guests a singularly distinctive experience.

        Located on what we believe to be some of the leading beach locations in the world, these resorts are architecturally unique and have been developed to blend into their natural environment. Our luxury resort business currently consists of five properties in Mauritius (two of which, Le Saint Géran and Le Touessrok, are One&Only properties), the One&Only Royal Mirage in Dubai, the One&Only Kanuhura in the Maldives, the One&Only Ocean Club on Paradise Island, The Bahamas and the One&Only Palmilla, near Cabo San Lucas, Mexico. We expect to leverage our existing management expertise and business infrastructure and continue to grow this segment of our business in the Caribbean, the Indian Ocean, The Bahamas, the Middle East, Africa and Southeast Asia to obtain additional management contracts, which may also include strategic equity investments and debt financing.

        As of December 31, 2003, we were managing approximately 2,000 rooms. As part of our strategy, we sometimes take ownership positions in the properties that we operate. As of December 31, 2003, the properties we operate are as follows:

Property	Location	Percentage Ownership	Number of Rooms
One&Only Ocean Club	The Bahamas	100.0%	106
One&Only Palmilla	Mexico	50.0%	172
One&Only Le Saint Géran(1)	Mauritius	20.4%	163
One&Only Le Touessrok(1)	Mauritius	20.4%	200
One&Only Kanuhura	Maldives	20.0%	100
One&Only Royal Mirage	Dubai	—	466
Sugar Beach Resort(1)	Mauritius	20.4%	238
La Pirogue Hotel (1)	Mauritius	20.4%	248
Le Coco Beach Hotel(1)	Mauritius	20.4%	333

(1)
Interest owned through Sun Resorts Limited.

        The following properties are currently under development and will be marketed under the One&Only brand:

Property	Location	Percentage Ownership	Number of Rooms
Cape Town	South Africa	(1)	150
Kaafu Atoll	Maldives	—	130
Hotel Saratoga	Cuba	—	100

(1)
Minority ownership interest to be determined.

One&Only Ocean Club

        We own and operate the One&Only Ocean Club, a high-end luxury resort hotel with 106 rooms and suites located on Paradise Island, The Bahamas. In October 2000, we completed an addition to the One&Only Ocean Club that comprised 50 rooms, including 10 deluxe suites, a gourmet beachfront restaurant, Dune, operated by Jean-Georges Vongerichten and significant enhancements to the existing pool and garden areas. The One&Only Ocean Club also features a 7,159 yard championship golf course designed by Tom Weiskopf and a clubhouse with 120 luxury oceanfront home sites situated around the golf course. The golf course is included in the destination resorts segment within Atlantis, Paradise Island. During May 2003, the One&Only Ocean Club was named best luxury resort in the Atlantic/Caribbean region by Departures, the luxury lifestyle magazine published exclusively for American Express Platinum and Centurion card members. The property achieved an average occupancy of 79% and an average daily room rate of $722 during 2003, compared to 68% and $695 in 2002.

        As part of the Phase III Expansion discussed above, we have commenced construction on the development of three high-end luxury rental villas adjacent to the One&Only Ocean Club, as well as the addition of a high-end boardroom meeting facility. This expansion is expected to be completed by the summer of 2004.

        As of December 31, 2003, we have closed on 112 of the 120 home sites available for sale and received approximately $118.4 million in gross proceeds from such sales. Of the eight remaining properties, we are developing four homes for resale on lots owned by us and have received deposits for three of the four additional remaining properties.

Mexico

        In September 2002, we purchased a 50% ownership interest in the One&Only Palmilla, a deluxe five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.8 million, including transaction costs. The One&Only Palmilla is located on what we believe is an outstanding site with the most extensive beach coverage of any of the leading hotels in the destination. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022. The acquisition was funded through a combination of cash on hand and drawings under our Amended Revolving Credit Facility. The One&Only Palmilla was recently renovated and expanded and re-opened in January 2004 after refurbishment that expanded the room count to 172 rooms and significantly upgraded the amenities and public areas offered by the resort. The expansion was financed by One&Only Palmilla Resort through local project financing that is supported by a $46.5 million guarantee from Kerzner. In addition, we have agreed to provide completion loans to the One&Only Palmilla since it incurred expenditures in excess of budgeted amounts and it was unable to obtain third-party financing. During 2004, we expect to fund the One&Only Palmilla approximately $14.0 million in completion loans, $3.0 million of which has already been advanced. The total cost of the One&Only Palmilla renovation is approximately $102.0 million.

Indian Ocean

        In Mauritius, we manage and own interests in five beach resorts:

  •
  the 163-room One&Only Le Saint Géran (renovated in 2000);

  •
  the 200-room One&Only Le Touessrok (renovated in 2002);

  •
  the 238-room Sugar Beach Resort;

  •
  the 248-room La Pirogue; and

  •
  the 333-room Le Coco Beach.

        The Mauritius properties cater primarily to luxury and middle-market tourists from Europe and southern Africa. The One&Only Le Saint Géran and the One&Only Le Touessrok offer deluxe five-star accommodations and we believe that such properties are among the finest beach resorts in the world. The One&Only Le Saint Géran and the One&Only Le Touessrok have been rated among the world's finest leisure hotels by Condé Nast Traveler magazine. The One&Only Le Saint Géran, which is classical in style, also was voted "Hotel of the Year 2002" by Tatler magazine in the United Kingdom. In December 2002, we completed a major redevelopment of the One&Only Le Touessrok. The architecture of the new resort is a blend of a natural island-style and contemporary design. The resort includes new restaurants, a new spa, a new championship golf course (which opened in November 2003) and other amenities to enhance its position in the luxury resort market.

        Mauritius' tourist industry is mainly comprised of visitors from Great Britain, Germany, France, Italy and South Africa. Scheduled air service to and from Mauritius is provided through scheduled flights on numerous airlines, including Air France, British Airways, Cathay Pacific, Singapore Airlines, Air India, Air Mauritius, Condor and South African Airlines.

        In the Maldives, located 600 miles southwest of the southern tip of India, we manage and own an interest in the One&Only Kanuhura, a 100-room luxury resort located on Kanuhura Island. In August 2001, we acquired 25% of the equity of the One&Only Kanuhura for approximately $3.8 million. Effective January 1, 2003, we sold 20% of this equity interest to SRL. As of December 31, 2003, we had provided debt financing to the One&Only Kanuhura of $3.6 million, excluding accrued interest. The One&Only Kanuhura was selected as "Hideaway of the Year 2001" by readers of Hideaway magazine. See Note 16—Related Party Transactions to the consolidated financial statements.

        We have also entered into management and development agreements for a 130-room luxury resort on Kaafu Atoll, the Maldives that we expect to open in 2005. The management and development agreements related to this property are co-terminus with the owner's lease, which expires in 2020. This new five-star resort will occupy the site where a small resort was previously located. As part of this development, we have committed to provide certain financing arrangements to the current owner of the resort in an aggregate principal amount of up to $50.0 million to ensure completion of the new resort and provide for working capital on a standby basis.

        We manage these resorts under long-term management contracts and receive management fees based upon a percentage of the revenues and gross operating profits of these properties. In December 2002, we entered into an agreement with SRL to form One&Only Management for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and the One&Only Kanuhura in the Maldives and securing an extension to our management contracts in Mauritius from 2008 until 2023. Effective January 1, 2003, SRL owns 20% of One&Only Management, and we own the remaining 80%. Subject to certain conditions, SRL's ownership interest will increase incrementally through 2009 for no consideration, at which time it will own 50% of One&Only Management. In connection with this transaction, we transferred to One&Only Management all of our Mauritius management agreements and the Kanuhura management agreement, and SRL purchased

20% of our debt and equity interests in the One&Only Kanuhura. In addition, pursuant to a subcontract arrangement with One&Only Management, we provide the comprehensive management services to the five Mauritius resorts and receive a management fee. Subject to certain conditions, SRL has a right of first refusal to participate equally with us in any new hotels developed by us in specified Indian Ocean territories. If SRL elects to participate in the equity or other funding of any such project, then the management agreement for that property will be held by One&Only Management. SRL's board of directors has approved the exercise of its right to participate on a proportionate basis (currently 20%) with us in connection with the Kaafu Atoll project.

Middle East

        In the Middle East, we currently manage the One&Only Royal Mirage in Dubai, a luxury 466-room hotel, the first phase of which opened in August 1999. Under the terms of the management agreement, which expires in 2019, we receive management fees based on a percentage of the revenues and gross operating profits of the property. We assisted in the expansion of the One&Only Royal Mirage, which opened at the end of 2002. The expansion of the property features 225 new luxury rooms, including a new 50-room ultra high-end boutique hotel.

Cuba

        In November 2003, we entered into agreements to manage and develop Hotel Saratoga, a 100-room hotel currently under renovation in Havana, Cuba, which we expect to open in early 2005. Kerzner is assisting in the design and renovation of the hotel and will manage the completed hotel for a term of 10 years with an option for a further 10 years. Pursuant to the terms of our agreements, certain out-of-pocket expenses associated with our development of the hotel will be reimbursed to us from revenues from the hotel's operations. Upon completion, this hotel will be a One&Only property.

South Africa

        On November 14, 2003, we announced that we had entered into an agreement with Victoria & Alfred Waterfront (Pty) Limited ("V&A Waterfront") to develop a new luxury hotel at the highest end of the market in Cape Town, South Africa. We intend to form a joint venture with a local entity with limited financial resources in which we will own a minority interest to develop and operate a new 150-room One&Only luxury hotel to be located in The Victoria & Albert Waterfront, which is part of Cape Town's waterfront and harbor. In addition to an equity investment, we expect to provide financing assistance in the form of loans and/or guarantees. We expect to enter into a long-term land lease agreement with the V&A Waterfront which will permit the development, in conjunction with our local partner, to proceed. Architectural design work for the new hotel has commenced and construction is expected to start in 2005 and be completed by the end of 2006.

Internet Gaming

        We previously owned and operated Kerzner Interactive Limited, an online Internet gaming site. During 2002, several countries made it increasingly difficult for their citizens to gamble on-line. Further, as a licensed operator in the Isle of Man, we imposed numerous restrictions and controls on how we operated this business, which had the effect of making it difficult for us to compete against companies operating in a less rigorous manner. As a result, we concluded that this business would not be economically viable in the short to medium term. We discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003.

        In February 2002, we agreed to sell 50% of Kerzner Interactive Limited to Station Casinos, Inc. ("Station"), who paid us a non-refundable deposit of $4.5 million in July 2002. Subsequently, this agreement was restructured and Station received an option through early January 2003 to purchase

50% of the operation in consideration for the $4.5 million previously received. During the first quarter of 2003, the Company and Station mutually agreed to terminate this transaction. Losses and closure costs in 2003 were more than offset by the recognition of income of the $4.5 million option consideration, which resulted in $1.3 million in income from discontinued operations, net of income tax effect for the year ended December 31, 2003. The losses from operations of Kerzner Interactive Limited of $8.1 million and $4.6 million for the years ended December 31, 2002 and 2001, respectively, have been reclassified to loss from discontinued operations, net of income tax effect.

Trading Cove New York

        Through a wholly owned subsidiary, we own a 50% interest in, and are a managing member of, Trading Cove New York, LLC ("TCNY"), a Delaware limited liability company. In March 2001, TCNY entered into a development services agreement (the "TCNY Development Agreement") with the Stockbridge-Munsee Band of Mohican Indians (the "Stockbridge-Munsee Tribe") for the development of a casino project (the "Catskill Project") in the Catskill region of the State of New York (for purposes of this section, the "State"). The TCNY Development Agreement was amended and restated in February 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in the State, but is federally recognized and operates a casino on its reservation in Wisconsin. The Stockbridge-Munsee Tribe has land claim litigation pending in the U.S. District Court for the Northern District of New York (the "Court") against the State, the counties of Madison and Oneida and several municipalities to recover lands within the state that it alleges were wrongfully taken from the tribe. The Court had stayed the litigation for a number of years but in the fourth quarter of 2003, the Court lifted the stay in an effort to advance the litigation. Presently, there are cross motions for summary judgment filed by the parties concerning procedural jurisdictional issues, which motions are being considered by the Court.

        Pursuant to the TCNY Development Agreement, as amended, TCNY would provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Catskill Project. If the Catskill Project is approved, TCNY will earn a development fee in an amount equal to five percent of gross revenues as compensation for these services (subject to certain priorities), as defined in the TCNY Development Agreement, beginning with the opening of the Catskill Project and continuing for a period of 20 years. TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, County of Sullivan (the "County"), of which approximately 333 acres are currently designated for the Catskill Project. In February 2002, the Tribe filed a Land to Trust Application with the U.S. Department of the Interior, Bureau of Indian Affairs (the "BIA"), for the Catskill Project site properties. Should the BIA approve the Land to Trust Application and the Stockbridge-Munsee Tribe obtains other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

        In October 2001, the State enacted legislation authorizing up to three Class III Native American casinos in the counties of Sullivan and Ulster and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by the State and applicable Native American tribes (Chapter 383 of the Laws of 2001). In January 2002, a lawsuit was filed in the Supreme Court of the State of New York (the "Supreme Court") (Index No. 719-02) by various plaintiffs against New York Governor George Pataki, the State of New York and various other defendants alleging that Chapter 383 of the Laws of 2001 violates the New York State Constitution. Motions to dismiss the litigation were filed in April 2002. In July 2003, the Supreme Court issued a ruling upholding the validity of Chapter 383 of the Laws of 2001. The plaintiffs have appealed that decision to the Appellate Division of the New York Supreme Court.

        In January 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the Catskill Project may have on the County and other local government subdivisions within the County. The payments will not commence until after the opening of the Catskill Project.

        The Catskill Project is contingent upon the receipt of numerous federal, state and local approvals to be obtained by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with the State, which approvals are beyond the control of TCNY. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe or whether the Catskill Project will be completed.

        We are one of two managing members of TCNY. All decisions of the managing members require the concurrence of us and Waterford Development New York, LLC, the other managing member. In the event of deadlock there are mutual buy-out provisions.

        The Company's investment in TCNY is reflected within investments in associated companies in the accompanying consolidated balance sheets. As of December 31, 2003, we have funded $5.0 million to TCNY.

Florida

        Our indirect wholly-owned subsidiary, Kerzner International Resorts, Inc., a Florida corporation, together with its subsidiaries based in Florida, provides general and administrative support services, marketing services, travel reservations and wholesale tour services for our Atlantis, Paradise Island and certain One&Only operations. To a much lesser extent, they also provide travel reservation services for Harborside and other unaffiliated resort properties in The Bahamas.

France

        Through an indirect wholly owned subsidiary, we own a tour operator company in France, Solea Vacances SA. Solea Vacances SA primarily services patrons in France, and, among other things, offers reservations services for travel to the five resorts in Mauritius, the One&Only Royal Mirage Hotel in Dubai and the One&Only Kanuhura in the Maldives.

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

        In September 1999, Paradise Island was affected by Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating. The Paradise Island properties suffered approximately $45.0 million of property damage, for which remedial work was completed by year-end 1999, and we received a number of customer cancellations. At Atlantis, Paradise Island, 230 rooms were taken out of service for three months and the One&Only Ocean Club was closed for approximately three and one half months. We were fully insured for property loss and business interruption. Hurricane Floyd was the first significant hurricane to negatively impact Paradise Island in over thirty years.

        In November 2001, Hurricane Michelle moved through The Bahamas. Although minimal disruption in our operations was caused by the storm, our properties (other than Harborside, which was closed from August 2002 through December 2002 due to water damage resulting primarily from Hurricane Michelle, see "Item 4. Information on the Company, (B) Business Overview") suffered approximately $28.3 million in damage that was substantially covered by our insurance policies. See "Item 3. Key Information, (D) Risk Factors—Our business is seasonal and severe weather conditions can adversely affect our business, results of operations or financial condition, or further increase our insurance premiums."

        As a result of a more difficult insurance market, the fact that we have a concentration of assets in one location and that our properties are subject to the impact of hurricanes, we have experienced substantial increases in our insurance premiums and deductibles. See "Item 3. Key Information, (D) Risk Factors—Our insurance premiums and deductibles have increased."

Insurance Arrangements

        In May 2002, we formed Aberdeen Insurance (Bermuda) Ltd. ("Aberdeen"), a wholly owned captive insurance company located in Bermuda. Aberdeen has been registered by the Bermuda Monetary Authority under The Insurance Act of 1978 as a Class 1 Insurer, and is utilized by the Company as a vehicle through which the Company places "all risk" property and business interruption insurance policy, including windstorm, for the Atlantis, Paradise Island and Ocean Club properties. Harborside at Atlantis is covered under a Starwood insurance policy. Although Aberdeen provides the Company with access to the reinsurance market at reduced administrative costs, all risks in excess of the Company's $15.0 million per occurrence/$30.0 million annual aggregate deductible (which is in turn in excess of an underlying operating company deductible of $50,000 for each and every loss) will continue to be 100% reinsured through the reinsurance market, thereby leaving Aberdeen with zero retained risk.

        We believe our current insurance coverage represents optimum market availability at commercially available pricing.

Competition

General

        The resort and casino industries are highly competitive. Our destination casino resorts compete with other resorts, hotels and casinos, including land-based casinos, riverboat, dockside and cruise ship on-board casinos and other forms of gaming as well as with other forms of entertainment. Our luxury resort hotels compete with other resorts and hotels in markets in which we conduct business. We believe the ability to compete effectively in these industries is based on a number of factors, including the scope, quality, location and accessibility of facilities, the effectiveness of marketing efforts, customer service, the relative convenience and costs of available transportation, service and the quality and price of rooms, food and beverages, convention facilities and entertainment.

Paradise Island

        Our Paradise Island operations primarily compete with warm weather resort destinations, including Walt Disney World and other Orlando area attractions, as well as cruise ships and other hotels and resorts on Paradise Island, New Providence, Grand Bahama Island and the neighboring Caribbean islands. We estimate that there are approximately 8,500 hotel rooms on Paradise Island and New Providence combined, of which approximately 3,500 are located on Paradise Island, including 2,423 in hotels owned and operated by us. The Wyndham Nassau Resort, our primary competitor in The Bahamas, is an 850-room resort and casino. The One&Only Ocean Club also competes with a new Four Seasons property which opened on Great Exuma Island in The Bahamas in November 2003.

        We also compete with The Resort and Casino at Bahamia (formerly the Princess Casino and Hotel) and Our Lucaya, both located on Grand Bahama Island, approximately 40 minutes by air from Paradise Island. The Resort and Casino at Bahamia includes a 20,000 square foot casino, a 965-room hotel, restaurants and other leisure facilities. Our Lucaya consists of a 749-room Westin and a 511-room Sheraton, and it recently opened a new 30,000 square foot casino.

Mohegan Sun

        The Connecticut market is the fourth largest gaming market in the U.S., with approximately 22 million adults within 150 miles of Mohegan Sun. Mohegan Sun and Foxwoods Resort and Casino at present are the only two casinos in the Connecticut market. Foxwoods now has approximately 6,700 slot machines and, for the twelve months ended September 30, 2003, reported gross revenues of approximately $1.28 billion. The Oneida Nation operates a casino near Syracuse, New York and other Native American tribes in the states of New York, Rhode Island, Massachusetts and Connecticut are seeking approvals to establish gaming operations which would further increase competition, particularly for day-trip patrons. Mohegan Sun also competes with Atlantic City and several small Native American gaming facilities throughout the northeastern U.S.

        In Connecticut, under the tribal-state compacts between the State of Connecticut (for purposes of this section, the "State") and the Mohegan Tribe and Foxwoods Resort and Casino, Mohegan Sun is subject to a 25% gaming fee on slot revenues payable to the State so long as the State does not issue any further licenses for gaming operations with slot machines or other commercial casino games (other than to a Native American tribe on Native American land). In June 2002, the Federal Bureau of Indian Affairs ("BIA") issued a determination concerning the applications of two Connecticut bands of Eastern Pequot Indians, approving the federal recognition of the two bands as one federally recognized tribe known as the "Historic Eastern Pequot Tribe." The State and a number of Connecticut municipalities have filed an appeal of the BIA determination to the Department of the Interior, Board of Indian Appeals, which appeal is pending. The ultimate decision of the Department of the Interior may be appealed to the Federal courts. In addition, on January 29, 2004, the BIA granted federal recognition to a second group in Kent, Connecticut, the Schaghticoke Tribal Nation. The State of Connecticut is expected to appeal that decision just as it did the decision in the Historic Eastern Pequot case. Three other Indian groups in the Connecticut gaming market have filed applications with the BIA for federal recognition as Indian tribes, the Golden Hill Paugusett of Trumbull and two bands of Nipmuc Indians of Massachusetts that border Connecticut: the Hassanamisco Band of Sutton, and the Chaubunagungamaug Band of Dudley/Webster. The Sutton group has indicated an interest in gaming in Connecticut as have the Paugusett group, the Historic Eastern Pequot and the Schaghticoke. Each of these groups has expressed interest in obtaining trust lands for the purpose of conducting gaming in Connecticut.

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

Maldives

        The One&Only Kanuhura, a five-star resort, competes with other resorts in the Maldives as well as other locations offering vacations to tourists from Europe, southern Africa, and parts of Asia. The One&Only Kanuhura primarily competes with the five other five-star resorts in the Maldives. In this high-end market, the One&Only Kanuhura offers about 17% of the 577 available rooms.

Dubai

        The premium leisure market in Dubai is mainly centered on the exclusive Jumeirah Beach "golden mile," which currently is host to nine competing five-star hotels, each with its own theme. The One&Only Royal Mirage, which has a distinctive local Arabian architecture and theme, focuses on the higher spending leisure traveler, the 620-room Jumeirah Beach Hotel focuses on the family and group incentive market, and the 500-room Royal Meridien focuses on the middle spending leisure holiday market. The One&Only Royal Mirage's 466 rooms account for over 12% of the beach rooms in Dubai. In addition, Medinat Jumeirah is a new property that will be built in two phases. The first phase, which was completed during the third quarter of 2003, consists of 300 rooms. The Medinat Jumeirah is expected to increase to 900 rooms following the completion of the second phase. This hotel will be at the five star level and it will compete directly with the One&Only Royal Mirage.

        Dubai is creating the two largest man made islands in the world known as The Palm, Jumeirah and The Palm, Jebel Ali, which are designed to attract resort as well as residential developments and to substantially grow Dubai's tourism industry. These islands will be located adjacent to the Dubai coastline and will be connected by bridges to the mainland. Atlantis, The Palm will be situated on The Palm, Jumeriah. The two islands are expected to add over 50 new luxury hotels, as well as shoreline apartments and villas.

Mexico

        In Mexico, we entered the luxury end of the market with our ownership interest in and management of the One&Only Palmilla, a deluxe five-star resort located near Cabo San Lucas in Baja, Mexico. The upscale four- and five-star resorts in Los Cabos, the tourism corridor between San Jose Del Cabo and Cabo San Lucas, account for approximately 2,500 rooms out of the total inventory of approximately 8,500 rooms. The market is mainly composed of incentive group travelers, golfers, romance, family and high-end vacationers. Three resorts cater to the five-star market, the One&Only Palmilla, Las Ventanas al Paraiso and Esperanza. Of these, only the One&Only Palmilla offers its own golf course, which we believe gives us a competitive advantage. The One&Only Palmilla was recently renovated and expanded and re-opened in January 2004 after a refurbishment that expanded the room count to 172 rooms and significantly upgraded the amenities and public areas offered by the resort. Currently, Las Ventanas al Paraiso, with 61 rooms, leads the market in average occupancy (in the 85% range) and average daily room rates (in excess of $700).

        Outside of Los Cabos, domestic competition comes from the Four Seasons Punta Mita Resort in the Puerto Vallarta area of Mexico, which offers a similar resort and golf experience. Internationally, the Los Cabos resort area competes with Hawaii, California and Arizona.

Sales and Marketing

        Our marketing goal is to drive demand direct from the consumer through high profile public relations, publications and special events promotions and advertising. To support our operations in The Bahamas, we maintain an inventory of rooms for distribution through our tour operator, PIV, Inc., an indirect wholly owned subsidiary. For the year ended December 31, 2003, PIV, Inc. generated tour operations revenues of approximately $28.9 million as compared to $29.0 million in 2002. Similarly, our operations in Mauritius, the Maldives and Dubai are supported primarily through our own European marketing offices. In addition, we channel distribution for all of our operations through primary wholesalers in the travel agent community with a favorable commission structure.

        We spent approximately $24.9 million in 2003 on sales and marketing for our operations in The Bahamas. Pursuant to the Heads of Agreement described above under "Certain Matters Affecting Our Bahamian Operations—Heads of Agreement," we receive $4.0 million per year from the Bahamian Government toward the direct costs related to certain marketing events, public relations activities and the production and placement of advertisement in media through December 2007.

Certain Matters Affecting Our Bahamian Operations

Airline Arrangements

        The majority of patrons at our resorts on Paradise Island arrive through Nassau International Airport located on New Providence Island. This airport is served by several carriers offering scheduled jet service from New York, Atlanta, Charlotte, Toronto, Miami, Washington D.C., London and other cities. Ground transportation is facilitated by two bridges linking Paradise Island and New Providence Island.

Union Contract Arrangements

        In The Bahamas, as of December 31, 2003, approximately 3,680 of our employees were represented by The Bahamas Hotel, Catering and Allied Workers Union. Kerzner International Bahamas Limited participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area. The association has signed a new contract with the union that will expire on January 7, 2008. Labor relations in The Bahamas have been unstable at times with occasional work slowdowns occurring, not only at Atlantis, but also at publicly run entities such as the Bahamian Electric Corporation and Bahamas Telephone Company. As the country's largest private employer, we are sometimes the target of labor disputes. See "Item 3. Key Information, (D) Risk Factors—Work stoppages and other labor disputes could harm our financial condition and results of operations."

Casino License

        Paradise Enterprises Limited ("PEL"), a subsidiary that is part of our Bahamian operations, is currently licensed to operate the Atlantis Casino under the Bahamian Gaming Act (the "Gaming Act"). In accordance with Bahamian casino licensing requirements, PEL is obligated to have its casino license renewed annually by the Gaming Board. In addition, other than an existing contingent obligation to grant two casino licenses, the Bahamian Government has agreed that it will grant no new casino licenses with respect to gaming operations on Paradise Island or New Providence Island for a period expiring 20 years after the earlier of the date of the substantial completion of the Phase III Expansion or December 31, 2007. See "Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island."

Basic License Fee

        Currently, the Gaming Act provides for taxes on casino revenues consisting of an annual basic license fee of $200,000.

Taxes and Fees

        The following table summarizes for the periods shown the taxes and fees paid or accrued by our Bahamian operations under the Gaming Act and certain agreements with the Bahamian Government, as described below under "Heads of Agreement" (in thousands of U.S. dollars):

	Year Ended December 31,
	2003	2002	2001
Casino license fees and win taxes	$11,295	$12,040	$10,749
Basic license fees	200	200	200

Total	$11,495	$12,240	$10,949

Heads of Agreement

        We have an agreement with the Bahamian Government, which is titled Heads of Agreement. This agreement provides us with certain tax incentives in exchange for the Company investing in the expansion of Atlantis, Paradise Island. The most significant of these incentives are the casino fee and tax incentives.

        We restated our agreement with the Bahamian Government on May 26, 2003, in anticipation of the Phase III Expansion on Paradise Island. The restated Heads of Agreement maintains the current basic casino tax and fee structure which calls for an annual license fee of $100,000 per thousand square feet of casino space, a minimum annual casino tax of $4.3 million on all gaming win up to $20.0 million, a 12.5% win tax on gaming win between $20.0 million and $120 million and a 10% win tax on gaming win in excess of $120.0 million. Against this, the Company is entitled to a credit of $5.0 million in relation to the annual license fee and a 45% credit against all win tax on gaming win between $20.0 million and $120.0 million. With the commencement of construction of Phase III-A described in "Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island," the basic tax and fee structure was amended so that all gaming win in excess of $20.0 million is subject to a win tax of 10%, and is effective for a period of 20 years after the earlier of the date of the substantial completion of the Phase III Expansion and December 31, 2007 (such date, the "Relevant Date"). In addition, the $5.0 million credit against the annual license fee shall remain, and the credit against win tax shall become 50% against all win tax on gaming win over $20.0 million. However, the 50% credit will not apply to gaming win in excess of $175 million in any year through 2010 and $200 million in each succeeding year. These credits shall also apply from the commencement of construction of Phase III-A and extend for a period of 11 years from the Relevant Date.

        In order to secure the tax incentives described in the preceding paragraph, we were obligated to commence construction on aspects of Phase III-A by December 31, 2003 and commence construction on the balance of Phase III-A by June 30, 2004. We notified the Bahamian Government on August 11, 2003 that we had commenced construction on aspects of Phase III-A and were therefore entitled to the accrual of the tax incentives described above as of such date. In the event that we do not proceed with Phase III-B, there will be a proportionate scaling back of the casino fee and tax incentives.

        The Company has agreed to create a minimum of 2,000 new permanent jobs for Bahamians assuming completion of all elements of the Phase III Expansion. The Bahamian Government has also agreed to extend the expiration of the Company's casino license to the date that is 20 years after the Relevant Date. In addition, other than an existing contingent obligation to grant two casino licenses, the Bahamian Government has agreed that it will grant no new casino licenses with respect to gaming operations on Paradise Island or New Providence Island until 20 years after the Relevant Date. Finally, the Company has also provided certain undertakings that include skills training, community development programs, and to the extent possible, a local stock ownership program for Bahamians.

        The Heads of Agreement also provides for an extension of the Company's joint marketing agreement with the Bahamian Government pursuant to which the Bahamian Government will match the Company's contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media to promote the destination and the Company's Paradise Island properties, including the Phase III Expansion. This joint marketing agreement will expire on December 31, 2007.

        This summary is qualified in its entirety by reference to the particular provisions of the Heads of Agreement, which can be found as Exhibit 99(2) to our Form 6-K filed on May 28, 2003.

The Commonwealth of The Bahamas

        The Commonwealth of The Bahamas had a population of approximately 300,000 in 2003. The Bahamas includes approximately 700 islands, 29 of which are inhabited, and extends from east of the Florida coast to just north of Cuba and Hispañola. Over 60% of the population lives on New Providence Island, where Nassau, the capital of The Bahamas, is located. The Bahamas first obtained internal self-government in 1964 and became an independent nation within the British Commonwealth in 1973. The first elections under universal adult suffrage were held in November 1962. The former government was first elected in 1992 and re-elected in March 1997, having succeeded a government that was in power for over 20 years. On May 2, 2002, general elections were held and a new government elected, including a new Prime Minister and Deputy Prime Minister. The official language is English.

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

New Jersey Gaming Regulation

        As a result of the Resorts Atlantic City Sale, effective April 25, 2001, we no longer operate a casino in Atlantic City. However, as the lessor of real estate in Atlantic City to Colony, KINA has been required to maintain a casino service industry license. As a result of the exercise by Colony of its option to purchase the real estate which we owned, KINA has been qualified by the New Jersey Casino Control Commission as a financial source of Colony due to its financing of the transaction with Colony, and KINA will maintain its casino service industry license. The sale was completed on March 18, 2004. See "Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments—Colony Option."

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

        From 1991 through 1993, UNC commissioned an environmental consultant to perform a series of environmental assessments on the Mohegan Sun site, including extensive soil investigations and groundwater monitoring. The environmental assessments detected, among other things, volatile organic chemicals, heavy metals and fuel hydrocarbons in the soil and groundwater. Extensive remediation of contaminated soils and additional investigations were then completed. Although the Mohegan Sun site currently meets applicable remediation requirements, no assurance can be given that the various environmental assessments with respect to the Mohegan Sun site revealed all existing environmental conditions, that any prior owners or tenants of the Mohegan Sun site did not create any material environmental condition not known to the MTGA, that future laws, ordinances or regulations will not impose any material environmental liability or that a material environmental condition does not otherwise exist on Mohegan Sun. Future remediation may be necessary if excavation and construction exposes contaminated soil, which has otherwise been deemed isolated and not subject to cleanup requirements. Such remediation could adversely impact the results of operations and financial condition of Mohegan Sun and therefore our results of operations and financial condition.

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

(C)  Organizational Structure

        Set forth below is a table listing our significant subsidiaries:

Name of Company	Country of Incorporation
Aberdeen Management Limited(1)	Channel Islands
Kerzner Hotels International (Bermuda), Limited(1)	Bermuda
Kerzner International Bahamas Limited(2)	The Bahamas
Kerzner International Management Limited(3)	British Virgin Islands
Kerzner International North America, Inc.(4)	United States
Kerzner International Timeshare Limited(5)	The Bahamas
Kerzner Investments Palmilla, Inc.(6)	The Bahamas
One&Only (Indian Ocean) Management Limited(7)	British Virgin Islands

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

(4)
Owner of all of the U.S. subsidiaries. Directly or indirectly wholly owns 22 subsidiaries, 18 of which are organized in the U.S. and four of which are organized in Mexico and relate to the management and development of the One&Only Palmilla.

(5)
Owner of the 50% interest in Harborside.

(6)
Owner of the 50% interest in the One&Only Palmilla.

(7)
Owner of the five Mauritius management agreements and the Kanuhura management agreement.

(D)  Property, Plant and Equipment

        Our headquarters and registered office are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas.

        We own or lease properties in The Bahamas, the United States, the United Kingdom and France. Set forth below is a table listing our principal properties as of December 31, 2003:

Name and Location	Owned or Leased	Principal Use	Size	Capacity
Atlantis Paradise Island, The Bahamas(1)	Owned	Hotel/Casino	123 acres	2,317 Rooms
One&Only Ocean Club Paradise Island, The Bahamas(1)	Owned	Hotel	35 acres	106 Rooms
Ocean Club Golf Course and Clubhouse Paradise Island, The Bahamas	Owned	Golf Course	209 acres	N/A
Roads and Utility Sites Paradise Island, The Bahamas(1)	Owned	Infrastructure	52 acres	N/A
Undeveloped Land Paradise Island, The Bahamas(1)	Owned	Future Development	115 acres	N/A
Undeveloped Land Atlantic City, New Jersey	Owned	(2)	23 acres	N/A
Land Holding Northampton, UK	Owned	Future Development	1.32 acres	N/A
Kerzner International North America, Inc. Plantation, Florida	Leased	Administrative and Marketing Office	65,000 square feet	425 Employees

(1)
Please see "Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island," which describes in detail our plans to construct, expand upon and improve these properties.

(2)
We sold an additional 13 acres of undeveloped land to Colony in March 2004. See "Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments—Colony Option," for more information on the property that we sold to Colony. All other land that we own in Atlantic City is available for sale.

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

        The majority of the property we own serves as collateral for our Amended Revolving Credit Facility.

Item 5.    Operating and Financial Review and Prospects

(A)  Overview

Business of Kerzner International

        We develop and operate premier resort casinos and other properties throughout the world and manage our business in three segments: Destination Resorts, Gaming and One&Only. Our Destination Resorts segment is currently our largest and most important segment from both a gross revenue and net income perspective. Management previously viewed the Company as operating solely in one business segment—the resort and casino business—which was conducted in various geographical areas. However, in 2003, as our businesses grew and evolved, management began to view the Company as operating in three distinct segments. In addition, management expects that our future growth will further define and reinforce these segments. Accordingly, commencing with our full year 2003 financial statements, we will report our business in three segments: the Destination Resorts segment, the Gaming segment, and the One&Only segment.

        The Destination Resorts segment is comprised of our larger destination resorts, including our flagship property, Atlantis, Paradise Island, but also includes marketing fees and equity in earnings (losses) from our jointly owned timeshare, Harborside at Atlantis and our wholly owned tour operator, PIV, Inc. In addition, once we begin development and finalize a joint venture with Nakheel LLC, an entity owned by the government of Dubai, this segment will include Atlantis, The Palm, which is expected to include a 1,000-room resort and an extensive water theme park located on The Palm, Jumeirah, a $1.5 billion land reclamation project in Dubai, United Arab Emirates.

        Our Gaming segment is comprised of our interests in properties that are primarily casinos, such as our indirect interest in the Mohegan Sun in Uncasville, Connecticut. We receive fees pursuant to relinquishment and development agreements through our investment in TCA. We believe the Mohegan Sun is one of the largest and most profitable casinos in the world today. We are also pursuing gaming opportunities in certain jurisdictions throughout the world, including the United Kingdom.

        Our One&Only segment is comprised of our ownership and management interests in a portfolio of smaller (when compared to our destination resorts) luxury resorts and hotels. We currently operate nine resort properties in Mauritius, the Maldives, Dubai, Mexico and The Bahamas, six of which are operated under the One&Only brand. We have also entered into agreements to develop and manage a second property in the Maldives, a property on the Victoria & Alfred Waterfront in Cape Town, South Africa through our future minority interest in a joint venture, and a property in Havana, Cuba, all of which will be operated under the One&Only brand. The earnings contribution from our One&Only segment includes management and development fees, equity in earnings (losses) and direct expenses associated with such properties. In order to acquire management contracts, we often participate in the equity of managed properties, usually in a supplementary role, or we may provide project financing or guarantees in order to complete the development of a new property.

        Management reviews the performance of our business based on the three segments discussed above. Where applicable, reference is made to the other items affecting earnings for unusual or infrequent items that affect the contribution from these segments. Each segment includes the revenues, direct operating expenses and depreciation and amortization related to that business. Corporate expenses, interest expense, interest income and certain other items are evaluated separately, and are not included in amounts presented in our separate segments.

        During 2003, 2002 and 2001, after direct operating expenses and depreciation and amortization attributable to each segment, each of our businesses contributed the following percentages to income

(dollars in millions). For a reconciliation of the segment contribution to GAAP net income, see Note 24—Segment Information in the accompanying notes to the consolidated financial statements:

	2003		2002		2001
	$	%	$	%	$	%
Destination Resorts	$93.8	73%	$77.5	68%	$66.1	60%
Gaming	$35.4	27%	$31.4	27%	$34.7	31%
One&Only	$0.3	—	$5.7	5%	$10.1	9%

        For the purposes of the table above, income, as defined does not include corporate expense, interest income and expense, income taxes, other income and expenses. The amounts presented below with respect to each of our segments also do not include any of these items.

(B)  Restatement and Reclassifications

        Subsequent to the issuance of the December 31, 2002 consolidated financial statements, the Company determined that it was necessary to restate its consolidated financial statements as of December 31, 2002 and for the two years then ended. For further discussion of recently restated financial information, see "Item 18. Financial Statements—Note 2—Restatements and Reclassifications."

        During 2003, the Company reviewed the accounting treatment with respect to the disposition of Resorts Atlantic City in 2001. The Company completed the sale of Resorts Atlantic City on April 25, 2001 (see Note 4—Business Acquisitions and Dispositions, Sale of Resorts Atlantic City in the accompanying notes to consolidated financial statements). The financial results of Resorts Atlantic City from the period January 1, 2001 to April 24, 2001 were excluded from our reported consolidated statement of operations for the year ended December 31, 2001. In connection with the restatement, the accompanying consolidated statement of operations for the year ended December 31, 2001 now includes Resorts Atlantic City's financial results from January 1, 2001 to April 24, 2001. The net loss incurred by Resorts Atlantic City for the period from January 1, 2001 to April 24, 2001 of $4.9 million is included within the accompanying consolidated statement of operations together with a gain on net assets held for sale, resulting in no impact on net income for the year ended December 31, 2001 from this adjustment.

        The Company has also made certain reclassifications and adjustments related to its investment in TCA. As the Company accounts for its investment in TCA under the equity method of accounting, the Company has reclassified amounts related to its investment in TCA as of December 31, 2002 and 2001 that had previously been included in deferred charges and other assets and due from affiliates-current to investment in associated companies in the accompanying consolidated balance sheets in order to properly state our investment in TCA. We record equity earnings from TCA in "relinquishment fees—equity earnings in TCA" in the accompanying consolidated financial statements. Amounts earned under the TCA Development Agreement are included in "TCA development and other fees" in the accompanying consolidated financial statements. The Company has reclassified such amounts previously reported within management and other fees to relinquishment fees—equity earnings in TCA and TCA development and other fees in the accompanying consolidated financial statements due to the significance of the amounts earned from TCA and to reclassify the equity in earnings from TCA from revenues to a component of operating income. (See "Item 4. Information on the Company, (B) Business Overview—The Properties—Gaming—Mohegan Sun" for a discussion of the TCA Development Agreement). In addition, during the years ended December 31, 2002 and 2001, we made adjustments to fees in order to properly state the amount of equity earnings from TCA as a result of the impact on our consolidated financial statements from the restatement of TCA's financial statements. The restatement of TCA's financial statements was announced on May 21, 2003 and the primary effect of the restatement was to recognize as an expense certain contractual obligations owed to its partners and their affiliates for prior services performed under contract. Such adjustments included the elimination of amortization expense in order to properly state our earnings from TCA.

        The Company has also made certain other adjustments and reclassifications to its historically reported consolidated balance sheets and statements of operations. With respect to the consolidated statements of operations, these other adjustments include reclassifying the Company's equity loss from TCNY from selling, general and administrative expenses to equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations for the year ended December 31, 2001, and adjustments made to selling, general and administrative expenses and corporate expenses in order to correct for the understatement of operating expenses, partially offset by a correction of bad debt expense.

        Certain other balance sheet adjustments and reclassifications as of December 31, 2002 and 2001 include the reclassification of certain employee notes receivable from trade receivables to deferred charges and other assets, the reclassification of certain affiliated receivables from trade receivables to due from affiliates, an adjustment to correct for the overstatement of the allowance for doubtful accounts, an adjustment to land to correct the carrying value of certain land improperly recorded at the time of land acquisition in 1996 and adjustments to accounts payable and accrued liabilities primarily related to the elimination of certain liabilities improperly established at the time of land acquisition in 1996.

        The Company has made other reclassifications to its consolidated financial statements in addition to those resulting from the restatement. Other reclassifications include the reclassification of certain expenses from corporate expenses to selling, general and administrative expenses in order to conform to our 2003 presentation. Further, pursuant to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections", the Company has reclassified the $20.5 million extraordinary loss related to the early extinguishment of our 8 5/8% Senior Subordinated Notes and our 9% Senior Subordinated Notes recognized during the year ended December 31, 2002 to other expense in the accompanying consolidated statements of operations.

        Also, we have made certain changes with respect to our presentation of the operating results for Kerzner Interactive. During the first quarter of 2003, the Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive. The operating results of Kerzner Interactive for the years ended December 31, 2002 and 2001 have been reclassified to loss from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations based on the decision in the first quarter of 2003 to discontinue that business. For further discussion of the discontinuation of Kerzner Interactive, see "Item 4. Information on the Company, (B) Business Overview—Internet Gaming."

(C)  Operating Results

Consolidated Results

        2003 vs. 2002.    Over the past two and a half years, as the overall travel industry has been struggling, we have improved our profitability. In 2003, Atlantis, Paradise Island achieved record gross revenue of $520.4 million, its second consecutive year of growth and its highest ever contribution to income of $93.8 million as compared to $77.5 million in 2002. Equity earnings and fees earned from Mohegan Sun of $35.7 million represented the third consecutive year of growth and a 13.9% increase over last year as Mohegan Sun continues to increase its share of the growing Connecticut slots market. These strong results allowed us to strengthen our balance sheet by reducing interest bearing debt by $72.3 million, resulting in a reduction of interest expense of $9.8 million in 2003. During the year, these factors contributed to income and diluted earnings per share from continuing operations in 2003 of $70.3 million and $2.39, respectively, as compared to $47.7 million and $1.67, respectively, in 2002. (See "Other Factors Affecting Earnings" for a comparison and explanation of certain items affecting 2003 and 2002 results.)

        2002 vs. 2001.    2002 was a good year for us despite the general downturn in the worldwide travel market. Income and diluted earnings per share from continuing operations in 2002 were $47.7 million and $1.67, respectively, as compared to $37.3 million and $1.34, respectively, in 2001. (See "Other Factors Affecting Earnings" for a comparison and explanation of certain items affecting 2002 and 2001 results.) This resulted primarily from the strong results of Atlantis, Paradise Island, which achieved gross revenues of $507.7 million in 2002 as compared to $470.3 million in 2001. In 2002, we also refinanced our debt structure thereby reducing our interest bearing debt by $51.8 million, which lowered our effective interest rate and which helped to reduce interest expense by $21.3 million or $13.6 million (excluding interest expense related to Resorts Atlantic City) as compared with 2001.

Destination Resorts

Atlantis, Paradise Island, The Bahamas

        2003 vs. 2002.    During 2003, despite the war in Iraq and terrorist threats in the U.S., Atlantis, Paradise Island had its strongest year ever. This property contributed $93.8 million to income, as compared to $77.5 million in 2002. This increase was primarily the result of the strong performance of the Atlantis casino and was achieved despite a $6.0 million increase in the cost of our "all risks" insurance in 2003. In 2002, we incurred a $6.9 million charge due to remediation work done at Harborside at Atlantis.

        Atlantis, Paradise Island offers a variety of amenities resulting in a diverse stream of revenue. This limits our dependence on any particular operation and helps maximize revenue per occupied room night. Gross revenues for Atlantis, Paradise Island of $520.4 million in 2003 exceeded 2002 by $12.7 million (2.5%). These revenues were composed of 32.3% from rooms, 26.6% from gaming, 22.8% from food and beverage and 18.3% from other sources.

        Room revenues in 2003 were $168.0 million as compared to $166.4 million in 2002. Gross profit from rooms of $141.5 million increased over 2002 by $2.0 million, or 1.5%, due primarily to an increase in revenue per available room ("RevPAR") and a slight reduction in expenses. Atlantis, Paradise Island achieved RevPAR of $201 in 2003, which was a 1.0% increase over 2002. The average daily room rate ("ADR") at Atlantis, Paradise Island in 2003 and 2002 was $251 and $245, respectively, and occupancy was 80% and 81%, respectively.

        Gross profit from gaming was $75.3 million in 2003 as compared to $66.2 million in 2002. The $9.1 million increase in gross profit from gaming over 2002 resulted from a more favorable table hold percentage (which represents the ratio of table game win to dollar amount of chips purchased), and increases in both table game drop (the dollar amounts of chips purchased) and slot coin in. During 2003, there was a 6.4% increase in the table game drop from $490.2 million to $521.7 million and an increase in the table hold percentage (from 15.6% to 16.3%) as compared to 2002, resulting in table game win of $84.9 million in 2003 compared to $76.5 million in 2002. In addition, slot win slightly increased in 2003 to $53.5 million, as compared to $53.3 million in 2002. During September 2003, we opened Pegasus Race and Sports Book. Although we do not anticipate significant profits from Pegasus, we anticipate that patrons will be more likely to stay at Atlantis, Paradise Island during periods when significant sporting events such as the Super Bowl and the NCAA Final Four Tournament are taking place.

        Food and beverage gross profit was $39.2 million in 2003 as compared to $40.3 million in 2002. Food and beverage gross profit was down slightly (2.5%) as the $2.04 increase in food and beverage revenue per occupied room did not completely offset the slight decrease in occupancy in 2003.

        Selling, general and administrative expenses were $84.5 million in 2003 as compared to $80.8 million in 2002. Contributing to this increase was a $6.0 million increase in the cost of our "all risks" insurance premiums, as 2002 included five months of favorable pre-September 11 rates (our policy year runs from June 1 to May 31). Additionally, in 2003 there were increases of $1.8 million in information technology and human resources costs, $1.3 million in our provision for legal settlements, and various other costs, none of which are individually significant. Sales and marketing costs decreased in 2003 by $2.1 million as part of our strategy during 2002 was to expand marketing efforts following September 11th rather than reducing room rates. We also reduced our provision for doubtful receivables by $1.8 million and experienced a $1.7 million reduction related to property taxes. Also in 2002, we incurred $1.2 million of lease termination costs related to the relocation of one of our offices from Fort Lauderdale, Florida to Plantation, Florida. Depreciation and amortization for Atlantis, Paradise Island was $51.0 million in 2003 and $50.7 million in 2002.

        Harborside at Atlantis, our 50% owned timeshare joint venture on Paradise Island, performed well during 2003, resulting in the recognition of $3.3 million in equity earnings and $1.8 million in marketing fees. Harborside at Atlantis was closed from August through December of 2002 to repair water damage primarily resulting from 2001's Hurricane Michelle. During 2003 and 2002, our share of these remediation costs were $1.8 million and $6.9 million, which excluded any insurance recovery. During the fourth quarter of 2003, our portion of insurance recovery related to the remediation costs was $1.5 million. Representatives of Harborside at Atlantis are still in negotiation with the insurers and Harborside at Atlantis may receive an additional recovery during 2004. During 2002, we recorded equity losses of $5.2 million resulting from the $6.9 million remediation charge offset by $1.7 million equity earnings from Harborside at Atlantis' operations. In 2002, we recognized $1.6 million in marketing fees. See "Other Items Affecting Earnings" below for further discussion.

        Sales at Harborside at Atlantis are on pace with original projections with approximately 89% of the existing units sold as of December 31, 2003 from the original development. As part of the overall Phase III expansion of Paradise Island, an additional 116 two and three bedroom lock-off units are expected to be completed in 2005. Because the existing development, sales and marketing infrastructure are already in place, we anticipate higher margins from this phase of Harborside as compared to the original phase of construction.

        2002 vs. 2001.    Atlantis, Paradise Island contributed $77.5 million to income, which included a $6.9 million charge at Harborside at Atlantis for remediation costs, as compared to $66.1 million in 2001, which included $2.3 million of pre-opening expenses related to the Ocean Club Golf course. This increase was due to improved business levels combined with certain cost-saving measures. As much of the industry continued to suffer from a decline in travel following September 11th and responded by decreasing room rates, our strategy was to expand marketing efforts rather than embark on a discounting policy. This approach proved successful as Atlantis, Paradise Island demonstrated its strength and resilience during these difficult times.

        Gross revenues from Atlantis, Paradise Island of $507.7 million exceeded 2001 by $37.5 million (8.0%). These revenues were composed of 32.8% from rooms, 25.6% from gaming, 23.4% from food and beverage and 18.2% from other sources.

        The $5.1 million increase in room revenue (from $161.3 million to $166.4 million) over 2001 resulted from the recovery of business levels that had been adversely affected by September 11th. Gross profit from rooms increased by $1.8 million (from $137.6 million to $139.4 million), or 1.3%. Atlantis, Paradise Island achieved RevPAR of $199 for the year, which was a 2.4% increase over 2001 and marginally below that of 2000. ADR at Atlantis, Paradise Island in 2002 was $245 (as compared to $252 in 2001) and occupancy was 81% (as compared to 77% in 2001).

        The $10.1 million increase in gross profits from gaming over the $56.0 million recognized in 2001 mainly resulted from a more favorable table hold percentage. During 2002, there was a 6.3% decrease in table game drop from $522.9 million to $490.2 million and an increase in table hold percentage (from 13.1% to 15.6%) as compared to 2001, resulting in table game win of $76.5 million in 2002 compared to $68.5 million in 2001. In addition, slot win of $53.3 million in 2002 increased by $4.8 million over 2001.

        Food and beverage gross profit was $40.3 million in 2002 as compared to $37.2 in 2001. The increase of $3.1 million was also primarily due to the business recovery achieved.

        Selling, general and administrative expenses were higher by $5.5 million compared to 2001. This resulted from a $3.4 million increase in our "all risks" insurance premiums as well as a $2.7 million increase in advertising costs. Additionally, incentive bonuses to management and employees, which are based on operating results, increased by $3.7 million, and we incurred $1.2 million of lease termination costs related to the relocation of one of our offices from Fort Lauderdale, Florida to Plantation, Florida. These increases were offset by a $3.2 million decrease in provision for doubtful receivables and by various other costs, none of which is individually significant, which resulted primarily from the cost reduction program we implemented following September 11th.

        Depreciation and amortization for Atlantis, Paradise Island was $50.7 million in 2002 and $46.5 million in 2001. This increase was due primarily from the renovation of approximately 400 rooms in the Coral Towers and the completion of various other capital projects at Atlantis, Paradise Island.

        Harborside at Atlantis was closed from August through December 2002 to repair water damage primarily resulting from 2001's Hurricane Michelle, which resulted in a $6.9 million charge against our share of earnings. During 2002, we recorded equity losses of $5.2 million from Harborside at Atlantis, as the $6.9 million charge was partially offset by $1.7 million of our share of earnings from Harborside at Atlantis' operations. Equity in earnings from Harborside at Atlantis were $0.5 million in 2001. During 2002 and 2001, we earned marketing fees from Harborside at Atlantis of $1.6 million and $1.4 million, respectively. See "Other Items Affecting Earnings" below for further discussion.

Atlantis, The Palm, Dubai

        The Company and Nakheel LLC ("Nakheel") have each agreed to invest $60 million in equity financing to the Atlantis, The Palm project, with the balance of the financing, which may include an equity component, expected to be raised at the project level. As part of the Company's equity commitment to the project, it expects to invest approximately $21 million in 2004. As part of this transaction, Kerzner has agreed to enter into a development services agreement and a long-term management agreement with the joint venture company. The development services agreement provides for Kerzner to receive a $15.0 million fee for development.

Gaming

Mohegan Sun

        2003 vs. 2002.    We recognized $35.7 million in 2003 as compared to $31.4 million in 2002 from TCA under the Relinquishment Agreement and the Development Agreement. Mohegan Sun continued to increase its share of the growing Connecticut slots market resulting in an increase in gross revenues, which were $1.3 billion during calendar year 2003 as compared to $1.2 billion during calendar year 2002. In addition, during 2002, TCA incurred costs of approximately $1.8 million related to the grand opening of the Mohegan Sun "Project Sunburst" expansion, which reduced TCA's income and our share of such income during this period.

        2002 vs. 2001.    Mohegan Sun generated gross revenues of $1.2 billion during calendar year 2002, compared to $914.3 million in calendar year 2001. We recorded income from TCA under the Relinquishment Agreement and the Development Agreement of $31.4 million for 2002 compared to $27.1 million in 2001.

United Kingdom

        One of our goals for 2003 was to grow the Gaming business in the medium term by investing in one or more gaming projects in the United Kingdom. We made significant progress in this area through our planned projects in Northampton and in the greater London area. One significant uncertainty that will affect the expansion of our gaming segment in the United Kingdom is whether appropriate gaming legislation will be enacted in the United Kingdom. Should this not occur, we would have to re-evaluate the size and scope of these anticipated projects. (see "Item 4. Information on the Company, (B) Business Overview—The Properties—Gaming—United Kingdom" for a discussion of these opportunities).

One&Only

        During 2003, we began to build the management team and sales and marketing structure for our One&Only business. In December 2002, we launched the One&Only brand with an emphasis on the European market, focusing on our properties in Mauritius, the Maldives and Dubai. We also implemented training programs for management and employees at all of the One&Only resorts. Additionally, in February 2004, One&Only had the grand opening of the One&Only Palmilla, one of the flagship properties of the collection.

        We also expect to develop additional One&Only properties in Cape Town, South Africa, the Maldives and Havana, Cuba. Our three to five year goal in this segment is to increase our existing portfolio so that we manage approximately 20 properties.

        2003 vs. 2002.    The One&Only segment contributed $0.3 million to income in 2003 compared to $5.7 million in 2002, due primarily to our $4.8 million share of the equity losses of the One&Only Palmilla related to pre-opening expenses as the resort was closed for the majority of 2003 during its redevelopment. In addition, the marketing brand launch of One&Only to the European market resulted in increased advertising costs over 2002 of $3.0 million.

        The One&Only Ocean Club contributed $4.7 million to income in 2003 compared to $4.0 million in 2002, which resulted primarily from a $1.4 million, or 9.9%, increase in gross profit from rooms offset by an $0.9 million increase in selling, general and administrative costs. Occupancy and ADR were up during 2003 compared to 2002, 79% versus 68% and $722 versus $695, respectively. Depreciation and amortization for the One&Only Ocean Club was $3.7 million in 2003 and $4.0 million in 2002.

        In Mauritius we earned management fees and equity earnings, net of minority interest in 2003, of $5.9 million and $2.3 million compared to $5.6 million and $1.7 million in 2003 and 2002 respectively, with respect to our five properties. During 2002, the One&Only Le Touessrok went through a major renovation for which we earned $1.5 million in development fees. From the One&Only Kanuhura we earned management fees, net of minority interest and equity losses, of $0.6 million and $0.1 million in 2003 and $0.4 million and $0.7 million in 2002, respectively. In 2003, we earned management fees from the One&Only Royal Mirage of $1.3 million, compared to $1.2 million in 2002. Additionally, we earned $0.4 million in development fees in 2003 related to our new project in Kaafu Atoll, the Maldives. Also during 2003, we earned $1.3 million in development fees in connection with the redevelopment of the One&Only Palmilla.

        2002 vs. 2001.    The One&Only segment contributed $5.7 million to income in 2002 compared to $10.1 million in 2001, due primarily to increased marketing costs and other administrative costs.

        The One&Only Ocean Club contributed $4.0 million to income in 2002 compared to $1.4 million in 2001, which resulted primarily from improved business levels combined with certain cost-savings measures. Occupancy and ADR were up during 2002 compared to 2001, 68% and 64% and $695 and $610, respectively. Depreciation and amortization for the One&Only Ocean Club was $4.0 million in 2002 and $3.6 million in 2001.

        In Mauritius, we earned management fees and equity earnings, of $5.6 million and $1.7 million, respectively, compared to $6.8 million and $3.3 million in 2002 and 2001, respectively, with respect to our five properties. During 2002, the One&Only Le Touessrok went through a major renovation for which we earned $1.5 million in development fees and which resulted in lower levels of management fees and equity earnings in 2002 compared to 2001. From the One&Only Kanuhura we earned management fees and equity losses of $0.4 million and $0.7 million, respectively, in 2002 and an insignificant amount and $0.7 million for the five months ended 2001 following our acquisition of a 25% equity interest in the property. In 2002, we earned management fees from the One&Only Royal Mirage of $1.2 million, compared to $1.1 million in 2001.

Corporate Expense

        2003 vs. 2002.    Corporate expenses increased by $7.8 million in 2003 compared with 2002 (from $26.1 million to $33.9 million) due primarily to an incremental increase of $3.0 million incurred for new business development projects potentially related to all of our three segments (and therefore not allocated to any segment), payroll and related costs of $1.9 million, increased legal, audit, and other professional fees of $1.9 million and an increase of $0.6 million in insurance premiums for directors and officers policies.

        2002 vs. 2001.    Corporate expenses increased by $5.3 million in 2002 as compared to 2001 (from $20.8 million to $26.1 million). This increase was primarily due to $5.6 million in management and employee bonuses paid as a result of our strong results offset by a decrease in legal, audit and other professional fees of $0.3 million.

Interest Income

        2003 vs. 2002.    Interest income in 2003 and 2002 was $3.4 million. For both 2003 and 2002, interest income consisted primarily of interest earned from advances to affiliates for development projects, bank interest and interest earned on the $15.0 million face amount of debt securities of London Club International ("LCI") that we purchased in 2002 and sold during 2003.

        2002 vs. 2001.    Interest income in 2002 was $3.4 million, as compared to $5.3 million in 2001. In 2001, we earned interest on a $17.5 million note issued to us in connection with the Resorts Atlantic City sale. The promissory note and accrued interest was repaid in full in March 2002 and the proceeds were used to repay debt. In addition, interest on advances to Harborside at Atlantis decreased by $0.9 million in 2002 due to lower rates.

Interest Expense

        2003 vs. 2002.    Interest expense decreased by $9.8 million, or 25.2%, due to our interest-bearing debt decreasing $72.3 million during 2003 compared with 2002 and paying lower LIBOR rates on our interest rate swaps. We reduced our interest bearing debt in 2003 primarily from excess cash generated from operations. For all of 2002 and through September 2003, we swapped $200 million of our 8 7/8% notes for variable debt at LIBOR plus approximately 300 basis points. The LIBOR average was lower during 2003 compared to 2002 resulting in additional reduction to interest expense.

        In September 2003, we cancelled $25.0 million notional amount of our then $200.0 million of interest rate swaps in order to manage the amount of variable to fixed rate debt. After payment of interest due us, we received $1.4 million from this cancellation and will accrete this amount to interest expense over the term of the underlying debt. At December 31, 2003 and 2002, our variable rate debt, including the effect of interest rate swaps, and fixed rate debt was 44% and 56% and 58% and 42%, respectively. The average cost of debt, including the effect of interest rate swaps, during 2003 was 6.4% compared to 7.4% in 2002.

        In connection with our $175 million of interest rate swap agreements, for every 100 basis points that LIBOR increases or decreases, interest expense correspondingly changes by $1.75 million per annum.

        2002 vs. 2001.    During 2002, interest expense decreased by $21.3 million or 35.2%, as compared to 2001, as a result of the reduction of interest-bearing debt totaling $51.8 million during 2002 and lower effective interest rates. The lower effective interest rates were achieved by swapping fixed rate debt at 8 7/8% for variable debt at LIBOR plus approximately 300 basis points and due to a larger portion of our debt being financed with borrowings under our revolving credit facility bearing interest at LIBOR plus 200 basis points. Also, in 2001 we incurred $3.4 million in refinancing costs, which were written off and charged to interest expense when we cancelled our old interest rate swap agreements. The average cost of debt, including the effect of interest rate swaps, during 2002 was 7.4% compared to 8.8% in 2001.

Other Factors Affecting Earnings

2003 vs. 2002

One&Only Palmilla Pre-Opening Expenses

        In April 2003, the One&Only Palmilla was temporarily closed in order to commence an expansion project that cost approximately $102.0 million. As a result, the Company has recorded a $4.8 million loss within equity earnings (losses) of associated companies for its 50% share of the pre-opening expenses and other expansion or renovation costs incurred subsequent to the closing of the resort.

Insurance Recovery and Replacement of Damaged Assets

        During 2003 and 2002, we received $2.8 million and $1.1 million of insurance recovery which represents a business interruption settlement related to Hurricane Michelle at Atlantis, Paradise Island. Also during 2003, we recognized a $2.5 million gain on replacement of damaged assets due to the insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

Settlement of Territorial and Other Disputes—2003

        During the fourth quarter of 2003, we recognized a final $1.5 million of income related to a shareholder dispute. See "Settlement of Territorial and Other Disputes—2002" below for further discussion.

Kerzner Interactive Limited—2003

        On January 1, 2002, Kerzner Interactive Limited, our Internet gaming subsidiary, commenced operations. In February 2002, we agreed to sell 50% of Kerzner Interactive Limited to Station Casinos, Inc. who paid us at that time a non-refundable deposit of $4.5 million. Subsequently, this agreement was renegotiated and Station received an option through early January 2003 to purchase 50% of the operation in consideration for the $4.5 million previously received. During 2002, several countries made it increasingly difficult for their citizens to gamble on-line. Further, as a licensed operator in the Isle of Man, we were subject to numerous restrictions and controls on how we operated this business, which made it difficult for us to compete against companies operating under less rigorous regimes. As a result, we concluded that this business would not be economically viable in the short to medium term. We discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003 and the Company and Station mutually agreed to terminate their relationship in this regard. Losses and closure costs in 2003 were more than offset by the recognition of income of the $4.5 million option consideration, which resulted in $1.3 million in income from discontinued operations, net of income tax effect for the year ended December 31, 2003.

2002 vs. 2001

Kerzner Interactive Limited—2002

        During 2002, included in our consolidated results is a net loss from Kerzner Interactive Limited of $8.1 million. During 2001, we incurred $4.6 million in pre-opening expenses in connection with Kerzner Interactive Limited.

Debt Retirement

        During 2002, we incurred a $20.5 million loss on the early extinguishment of debt, in connection with the refinancing of our debt structure. Of this amount, $14.6 million related to our 9% Senior Subordinated Notes and $5.9 million related to our 8 5/8% Senior Subordinated Notes. The loss included premiums paid on the repurchases and redemption of the notes, the write-off of related discounts and unamortized debt issuance costs.

Settlement of Territorial and Other Disputes—2002

        During 2002, we recognized a $14.5 million gain on the settlement of territorial and other disputes with a major shareholder. Of the $32.1 million received, $21.3 million, which related to certain contractual obligations that the major shareholder had to us, was classified as deferred revenue as of the end of 2002 and is being recognized as other revenues over the term of the original underlying agreements, or approximately $3.5 million of income each year until 2008. The remaining amount of $9.4 million, net of $1.4 million of direct legal expenses was recognized as income during 2002, along with a $5.1 million net gain on the settlement of a previous territorial dispute with the same major shareholder.

Construction Remediation Costs at Harborside at Atlantis

        Harborside at Atlantis was closed between the end of August 2002 and December 2002 in order to repair water damage resulting primarily from Hurricane Michelle. Our share of the construction remediation costs was $6.9 million. This loss was not reduced by any insurance recovery as of December 31, 2002.

Restructuring Costs

        In 2001, we provided $5.7 million related to the termination of certain employees following September 11. In 2002, we reversed $1.0 million of this provision as it remained unused due to the release of fewer employees and the amounts being settled for less than originally planned.

Other

        Other items during 2001 included a $6.9 million gain from the sale of luxury home sites at Ocean Club Estates and $2.3 million of pre-opening expenses related to the opening of the Ocean Club Golf Course.

Other Matters

Foreign Currencies

        We prepare our financial statements in U.S. dollars. Our most significant non-U.S. operations are in The Bahamas. Due to current governmental policies in The Bahamas that equate one Bahamian dollar to one U.S. dollar, and due to the large portion of our cash and cash equivalents being held in U.S. dollars, we believe that we do not have material market risk exposures in this jurisdiction relative to changes in foreign exchange rates. Due to the stability of the other markets in which we operate, we also believe that we do not have material market risk exposures in these jurisdictions relative to changes in foreign exchange rates.

(D)  Liquidity and Capital Resources

        During the last two calendar years, cash generated from operations allowed us to reduce our interest bearing debt by $124.1 million ($72.3 million in 2003 and $51.8 million in 2002) and our cash and cash equivalents balance during 2003 increased by $26.2 million, resulting in a $98.5 million decrease in our net debt position in 2003 (interest bearing debt minus cash and cash equivalents). We have no significant short-term debt and our long-term debt is comprised of the Amended Revolving Credit Facility that terminates in 2006, which was undrawn at December 31, 2003, and $400.0 million of 8 7/8% Senior Subordinated Notes due 2011. Previously under the Amended Revolving Credit Facility, the maximum amount of borrowings that could be outstanding was $300.0 million. During the year ended December 31, 2003, there was a permanent reduction to our $300.0 million of outstanding commitments in the amount of $46.5 million related to the guarantee provided in connection with local project financing at the One&Only Palmilla. As of December 31, 2003, we have $237.0 million of borrowings available under the Amended Revolving Credit Facility after giving effect to the $46.5 million permanent reduction and the $16.5 million in letters of credit outstanding. Our borrowings under the Amended Revolving Credit Facility are subject to a borrowing base calculation, as discussed under "Item 10. Additional Information, (C) Material Contracts—Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility." In addition, at December 31, 2003, we held $61.7 million in cash and cash equivalents, including $1.4 million in restricted cash.

        We believe our operating cash flows, as a percentage of operating income, were higher than many of our competitors due primarily to the management fee nature of a portion of our income (which requires minimal investment), the lack of any corporate income tax in The Bahamas and net operating loss carryforwards that offset our U.S.-sourced income. We believe that available cash on hand, combined with funds generated from operations and availability under our bank credit facility will be sufficient to finance our cash requirements over the next twelve months, excluding the capital necessary for Phase III-B, if we determine to pursue this phase. From time to time, we evaluate our need of capital for major development projects and the various options available to us in the capital markets. If we elect to proceed with Phase III-B, we anticipate that we will raise capital within the next twelve months to fund a portion of the Phase III-B expansion at Atlantis, Paradise Island and possibly other significant potential projects. We expect that we will fund a significant portion of our capital expenditures with cash generated from operations.

Operating Activities

        During 2003, we generated $132.7 million of cash flow from operating activities compared to $127.3 million in 2002 and $94.7 million during 2001. This increase was primarily due to Atlantis, Paradise Island improved operating performance and decreased interest payments on debt. During 2003 and 2002, deferred income tax benefit of $11.7 million and $8.2 million, respectively, were reductions to cash provided from operating activities, as these amounts represent the release of valuation allowance related to deferred tax assets. Additionally, increases in accounts payable and accrued liabilities contributed to an increase in cash provided by operating activities of $17.0 million and $13.8 million in 2003 and 2002, respectively. Cash provided by Kerzner Interactive in 2003 was $0.5 million in 2003 as compared to cash used of $7.6 million in 2002. Additionally in 2002, we received $32.1 million from the settlement of a territorial dispute and had $20.5 million related to the loss on the early extinguishment of debt.

Investing Activities

        During 2003, net cash outflows used in investing activities (acquisitions and capital expenditures) were $72.6 million compared to $72.1 million in 2002. During 2002, we invested $40.8 million for the acquisition of a 50% equity interest in the One&Only Palmilla. During 2004, we expect to fund the One&Only Palmilla approximately $14.0 million in completion loans, $3.0 million of which has already been advanced, related to the $102.0 million expansion. During 2003, we entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited for approximately $38.5 million, of which we funded $20.0 million during 2003. We expect to pay the balance during the third quarter of 2004. Additionally in 2003, we funded $15.4 million of completion loans to the development project in Kaafu Atoll, the Maldives.

        Our business requires capital to both develop and maintain our properties, which consists of items such as new slot machines, improvements to the resorts including carpeting and computers and similar equipment. During 2003, we used $50.8 million for capital expenditures, which includes $27.1 million on several development and renovation projects on Paradise Island with the balance primarily used for ongoing capital projects on Paradise Island. During 2003, these expenditures were funded through internally generated funds. During 2004, we anticipate our capital expenditures to be approximately $100.0 million, including approximately $60.0 million relating to certain components of the Phase III Expansion, including the Marina Village, the villas at the One&Only Ocean Club and design costs for the new 1,200 room hotel, with the remaining portion to be used for maintenance capital expenditures.

        During 2004, in addition to the capital expenditures noted above, we anticipate making advances and/or guarantees of approximately $25.0 million to $30.0 million to new One&Only Projects, $20.0 million to Atlantis, The Palm and $1.0 million to the UK Project. In connection with BLB's acquisition of 2,811,108 shares of Wembley's issued share capital from Active Value on March 10, 2004, Kerzner's share of the investment was approximately $10.2 million. In connection with the operating agreement related to the One&Only Palmilla, the owner of the other remaining 50% interest has the right to require us to acquire the remaining 50% interest from the owner for a price of $36.3 million, plus 50% of One&Only Palmilla's working capital, with the price subject to adjustment, as defined in the purchase agreement, during the first year of the option period. The purchase price during the second year of the option period is based on a formula, as defined. The option period begins on September 12, 2005 and expires on September 12, 2007.

Financing Activities

        During the year, we used $33.8 million in net financing activities. Cash received during the year consisted of $39.0 million from the proceeds received from the exercise of share options. We also made $72.3 million in net payments on our Amended Revolving Credit Facility during 2003.

        As shown in Tabular Disclosure of Contractual Obligations below, as of December 31, 2003, we do not have any significant scheduled debt repayments due until 2011, when the principal of our 8 7/8% Senior Subordinated Notes mature. Any drawings on our Amended Revolving Credit Facility are not due until November 2006. We anticipate that prior to maturity, interest payments will be provided from cash flows from operations. At December 31, 2003, we had approximately $237.0 million available under our Amended Revolving Credit Facility as we are in compliance with the applicable debt covenants as of December 31, 2003. During 2003, our average cost of debt was approximately 6.4%.

Interest Rate Swap Agreements

        We attempt to limit our exposure to interest rate risk by managing the mix of fixed and variable rate debt, and by entering into variable interest rate swap agreements to hedge a portion of our fixed rate debt. These interest rate swap agreements are entered into with a group of financial institutions with investment grade credit ratings, thereby minimizing counterparty credit risk.

        In August and December 2001, we entered into fixed-to-variable rate swap agreements with respect to our 8 7/8% Senior Subordinated Notes due 2011, which were issued in August 2001. We do not anticipate the covenants related to our 8 7/8 Senior Subordinated Notes to restrict our ability to use the funds available in 2004. As of December 31, 2003, the aggregate notional amount of the swap agreements was $175.0 million and they mature in August 2011 concurrent with our 8 7/8% Senior Subordinated Notes. Under the terms of the swap agreements, we make payments based on specific spreads over six-month LIBOR and receive payments equal to the interest payments due on the notes. The spreads in excess of six-month LIBOR are 3.02% for $125.0 million, 2.95% for $25.0 million and 2.91% for the remaining $25.0 million. During the years ended December 31, 2003 and 2002, the weighted average variable rate on the swap agreements was 4.18% and 5.49%, respectively. Giving effect to these swap agreements, our fixed and variable rate debt represented approximately 56% and 44% as of December 31, 2003 and 42% and 58% as of December 31, 2002, respectively.

        In connection with our interest rate swap agreements, for every 100 basis points that LIBOR increases or decreases, interest expense correspondingly changes by $1.75 million per annum.

Other Matters

Critical Accounting Policies

        Our critical accounting policies include those which require our most subjective or complex judgments as a result of the need to make certain estimates and assumptions when there is uncertainty as to their financial effects. Although all of the policies identified in the notes accompanying the consolidated financial statements are important to an understanding of such financial statements, the policies discussed below are considered by management to be central to their understanding because of (i) the higher level of measurement uncertainties involved in their application and (ii) the effect that changes in these estimates and assumptions could have on the consolidated financial statements.

        We base our estimates on, among other things, currently available information, our historical experience and on various assumptions, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that that these assumptions are reasonable under the circumstances, estimates would differ if different assumptions were utilized and these estimates may prove in the future to have been inaccurate. There can be no assurance that actual results will not differ from these estimates.

        Stock-Based Compensation.    We have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for our employee stock options as allowed pursuant to FASB Statement No. 123, as amended by FASB Statement No. 148 ("SFAS 123"). Accordingly, no compensation expense related to stock options has been recognized for the years ended December 31, 2003, 2002 and 2001.

        Had compensation cost for our stock option plans been determined on the basis of the fair value at the grant date for awards under those plans, consistent with SFAS 123, and our existing valuation method for our employee stock options, the Black-Scholes option-pricing model, we estimate that our net income for the years ended December 31, 2003, 2002 and 2001 would have been reduced by $3.7 million, $6.4 million and $10.0 million or 5%, 16% and 31%, respectively. However, SFAS 123 requires the use of option valuation models that require the input of highly subjective assumptions, including expected stock price volatility, and to date, a uniform standard for calculating the fair value of employee stock options in accordance with SFAS 123 has not been adopted. Because our stock options have characteristics significantly different from traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair value of our employee stock options. In addition, the effect of applying the fair value method of accounting for stock options on reported net income for 2003, 2002 and 2001 may not be representative of the effects for future years because outstanding options vest over a period of several years and additional awards are generally made each year.

        Income Taxes.    We are subject to income taxes in certain jurisdictions. Accordingly, the accompanying consolidated statements of operations include a provision for income taxes based on the prevailing tax laws of those jurisdictions.

        We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. We adjust the valuation allowance related to our deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2003, we had deferred tax assets, net of valuation allowance, totaling $10.5 million. In determining our net realizable tax assets, we consider our ability to carry back certain net operating losses, future taxable income and ongoing prudent and feasible tax planning strategies. We have determined that, as of December 31, 2003, a valuation allowance of $188.8 million was necessary to offset our deferred tax assets. In the event that we were to determine that we would not be able to realize all or part of our deferred tax assets in the future, or that the realization of additional deferred tax assets is more likely than not, an adjustment to the valuation allowance would occur in the period such determination was made.

        Despite our belief that our tax return positions are supportable, our policy is to establish reserves for taxes that may become payable in future years as a result of examination by tax authorities. We believe our tax reserves provide an adequate allowance for such contingencies. The tax reserves are analyzed periodically and adjustments are made to the tax reserves, as events occur to warrant such adjustment.

        Long-Lived Assets.    We review our long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If changes in circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition are estimated. If the undiscounted value of the future cash flows is less than the carrying value of the asset, the carrying value of the long-lived asset will be reduced by the amount which the carrying value exceeds fair value. We do not believe that any such changes in circumstances have occurred which would require our long-lived assets to be tested for recoverability.

        Allowance for Doubtful Trade Receivables.    We maintain an allowance for doubtful trade receivables arising from casino, hotel and other services which is based upon a specific review of outstanding receivables for estimated losses resulting from our inability to collect from customers. As of December 31, 2003, our trade receivables, net totaled $38.4 million, including an allowance for doubtful trade receivables of $7.6 million.

        In extending credit, we attempt to assess our ability to collect by, among other things, evaluating the customer's financial condition, both initially and on an ongoing basis. In evaluating the adequacy of our allowance for doubtful trade receivables, we primarily analyze trade receivable balances, the percentage by aging category and historical bad debts, among other things.

        Should the likelihood of collection on accounts or our ability to collect were to deteriorate, an increase to the allowance may be required. Also, should actual collections of trade receivables be different than our estimates included in the determination of our allowance, the allowance would be increased or decreased through charges or credits to selling, general and administrative expenses in the consolidated statements of operations in the period in which such changes in collection become known. If conditions change in future periods, additional allowances or reversals may be required. Such additional allowances could be significant.

        Guarantees.    In connection with Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), we recognize, at the inception of a guarantee, a liability at an estimate of the guarantee's fair value for the obligations we have undertaken in issuing a guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur.

Recent Accounting Pronouncements

Consolidation of Variable Interest Entities

        In December 2003, the FASB issued revised Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). This interpretation of Accounting Research Bulletin 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties which is provided through other interests that will absorb some or all of the expected losses of the entity, or (ii) the equity investors lack one or more of the following characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights, (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities, or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation of the risk of absorbing the expected losses. This interpretation applies immediately to variable interest entities created after December 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.

        The provisions of FIN 46R are required to be applied to an interest held in a variable interest entity, commonly referred to as a special purpose entity, at the end of the first reporting period ending after December 15, 2003. Application to all other types of entities is required in financial statements for periods ending after March 15, 2004. We have determined that the One&Only Palmilla, in which we have a 50% equity interest, constitutes a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R as the related operating agreement contains a put option that, if exercised, would obligate us to purchase the remaining 50% of the entity, resulting in Kerzner being the primary beneficiary of the entity. We expect to consolidate the results of operations of the One&Only Palmilla into our consolidated financial statements for the quarter ended March 31, 2004, which will result in a significant increase in the assets, liabilities and revenues and cost and expenses of Kerzner. The consolidation of the One&Only Palmilla will not change the contribution to both the One&Only segment's results and Kerzner's consolidated results as compared to the previously used equity method accounting. See the Notes to the accompanying consolidated financial statements for summarized financial information of the One&Only Palmilla.

(E)  Research and Development, Patents and Licenses

        Not applicable.

(F)   Trend Information

        During the first two months of 2004, Atlantis, Paradise Island's results were slightly ahead of results for the same period last year. Atlantis achieved an average occupancy of 80% at an ADR of $277, which compares to average occupancy of 79% and ADR of $267 in 2002.

        For the first two months of 2004, Atlantis casino contribution to net income was $13.2 million compared to $8.9 million for the same period in 2003 and slot drop was up 38.6% over the same period in 2003. Table hold was 15.8% for the first two months of 2004 compared to 14.7% for the first two months of 2003. For the two months ended February 29, 2004 as compared to the first two months ended February 28, 2003, slot coin in was 10.7% higher while slot win was slightly down. We do not anticipate that this level of growth will be sustained in the Atlantis casino during the remainder of 2004. Atlantis, Paradise, Island's RevPAR of approximately $220 was $10 higher then the same period last year.

        Relinquishment fees and development fees earned by us from TCA were $35.7 million for the year ended December 31, 2003. We anticipate that relinquishment fees will be relatively flat for the year ending December 31, 2004 due to the increase in Mohegan Sun revenues offset by certain anticipated expenses at TCA and there will be no receipt of development fees in 2004 because Project Sunburst has been completed.

        In connection with $175 million of our 8 7/8% Senior Subordinated Notes, we have entered into interest rate swap agreements to hedge this portion of our fixed rate debt, in which the rates paid by us are at six-month LIBOR plus 291 to 302 basis points. In connection with our interest rate swap agreements, for every 100 basis points that LIBOR increases or decreases, correspondingly, interest expense changes by $1.8 million per annum.

        Corporate expenses were $37.3 million for the year ended December 31, 2003. We anticipate that these expenses will be slightly lower in 2004.

(G)  Off-Balance Sheet Arrangements

        At December 31, 2003, our off-balance sheet arrangements and other commitments were as follows (in thousands):

Other Commitments	Total Amount of Commitment
Kaafu Atoll—Financings(a)	$34,650
Guarantee—One&Only Kanuhura(b)	10,712
One&Only Palmilla Resort Completion Guarantee(c)	46,450

Total other commitments	$91,812

(a)
On December 4, 2002, we entered into a senior subordinated credit agreement with Reethi Rah Resort Pvt Ltd and various other financial institutions (the "Senior Lenders"). The agreement, as amended in 2003, obligates Kerzner to make completion loans (in an amount not to exceed $35.0 million of which, as of December 31, 2003, we have made $15.4 million) and operating loans (in an amount not to exceed $3.0 million per year for a four-year period). The maximum amount of commitments related to the development of Kaafu Atoll is $50.0 million, however, as the Company has funded $15.4 million through December 31, 2003, the total remaining off-balance sheet commitment amount to Kaafu Atoll is $34.6 million. The purpose of the completion loans is to provide subordinated financing for the building and developing of a new resort on Medhufinolhu, Kaafu Atoll, Republic of Maldives. The purpose of the operating loans is to provide working capital on a standby basis to the new resort once it has opened. Among other conditions, Kerzner is not obligated to make any completion loan after the resort has opened. Kerzner is not obligated to make any operating loans unless, among other conditions, the resort has opened for business to the general public. Once made, both the completion loans and the operating loans will be subordinated to all other loans made to the borrower by the Senior Lenders and will become immediately due and payable upon termination or cancellation of our management agreement related to the property.

  As a condition to entering the senior subordinated credit agreement, we obtained a personal guarantee from Mohamed Adil, an indirect holder of the majority outstanding shares in Reethi Rah Resort Pvt Ltd, pursuant to which Mr. Adil unconditionally guaranteed all of the payment and performance obligations of Reethi Rah Resort Pvt Ltd to Kerzner under the senior subordinated credit agreement and certain other agreements relating to the resort. Reethi Rah Resort Pvt Ltd also granted us a subordinated security interest in substantially all of the assets that will comprise the new resort, including a long-term lease that Reethi Rah Resort Pvt Ltd has obtained from the government of the Maldives.

  Subject to certain conditions, Sun Resorts Limited ("SRL") has a right of first refusal to participate equally with us in any new hotels developed by us in specified Indian Ocean territories. If SRL elects to participate in the equity or other funding of any such project, then the management agreement for that property will be held by One&Only (Indian Ocean) Management Limited. SRL's board of directors has approved the exercise of its right to participate on a proportionate basis (currently 20%) with us in connection with the Kaafu Atoll project. Upon signing of definitive agreements, it will assume its proportionate share (currently 20%) of the above mentioned commitment amount. See "Item 4. Information on the Company, (B) Business Overview—The Properties—One&Only Resorts—Indian Ocean."

(b)
In connection with our purchase of a 25% equity interest in the One&Only Kanuhura (since January 1, 2003 we hold a 20% interest), we were required to guarantee certain of its obligations to its other shareholders. We are not obligated under these guarantees unless the property's senior bank debt agreement prevents available cash flow from being distributed to the shareholders, nor until the One&Only Kanuhura repays certain senior debt owed to us. As of December 31, 2003, the amount of senior debt owed to us was $3.6 million, excluding accrued interest. Our obligations under these guarantees expire when the underlying obligations are repaid.

(c)
We have guaranteed $46.5 million of debt-financing that One&Only Palmilla Resort has obtained from third-parties. We have provided these guarantees for a period ending no later than the later of (i) the date of repayment at maturity of the underlying obligations or (ii) three years from the date of the guarantee. The purpose of these guarantees was to assist the One&Only Palmilla Resort in obtaining financing for its redevelopment on commercially reasonable terms. In addition, we have agreed to provide One&Only Palmilla with $14.0 million in completion loans in 2004, $3.0 million of which has already been advanced. These completion loans must be repaid no later than December 31, 2008. The redevelopment required the resort to be closed from April 2003 to February 2004. The redevelopment costs approximately $102.0 million at the property level, increased the room count to 172 rooms and significantly upgraded the amenities and public areas offered by the resort.

(H)  Tabular Disclosure of Contractual Obligations

        At December 31, 2003, we believe our contractual obligations, other than the guarantees described above, were as follows (in thousands):

	Payments Due by Year
Contractual Cash Obligations
	2004	2005	2006	2007	2008	Thereafter	Total(a)
8 7/8% Senior Subordinated Notes(a)	$—	$—	$—	$—	$—	$400,000	$400,000
Amended Revolving Credit facility(b)	—	—	—	—	—	—	—
Operating leases(c)	2,413	1,912	2,324	1,819	1,748	18,058	28,274
Capital leases	304	130	—	—	—	—	434
Purchase obligations(d)	4,010	—	—	—	—	—	4,010
Atlantis, The Palm	21,000	39,000	—	—	—	—	60,000
Club Med Acquisition	18,500	—	—	—	—	—	18,500

Total contractual cash obligations	$46,227	$41,042	$2,324	$1,819	$1,748	$418,058	$511,218

(a)
Balance represents amounts outstanding under our 8 7/8% Senior Subordinated Notes. In connection with these notes, interest paid to the holders on an annual basis is $35.5 million. However, in connection with our interest rate swap agreements related to the 8 7/8% Senior Subordinated Notes, the amount paid can vary significantly based on the rate of LIBOR during any period. For the year ended December 31, 2003, interest expense related to these notes was $26.9 million.

(b)
As of December 31, 2003, we had $237.0 million available under the Amended Revolving Credit Facility, after giving effect to the $46.5 million guarantee with respect to the redevelopment of the One&Only Palmilla and the $16.5 million in letters of credit outstanding as of that date.

(c)
As of December 31, 2003, operating leases are primarily office leases, in particular the lease related to the Company's office in Plantation, Florida.

(d)
As of December 31, 2003, purchase obligations are primarily open purchase orders for hotel related provisions such as food, beverage and nonperishable goods. Purchase orders are primarily short-term in nature and generally do not exceed 90 days.

        In addition, the following contingent contractual obligation, the amount of which can not accurately be estimated, is not included in the table above:

  •
  The operating agreement for the One&Only Palmilla joint venture between us and a subsidiary of GS Emerging Market Real Estate Fund, L.P. ("GS"), our joint venture partner, provides for a put right available to GS commencing in September 2005 and ending in September 2007 (subject to extension under certain conditions). The exercise of this put right could require us to make a substantial cash payment, and in any event a cash payment of no less than $36.25 million, to acquire our joint venture partner's 50% interest in the One&Only Palmilla joint venture.

Item 6.    Directors, Senior Management and Employees

(A)  Directors and Senior Management

        The current directors of the Company are:

Name	Country of Citizenship	Director Since
Solomon Kerzner	South Africa	1993
Peter Buckley	United Kingdom	1994
Howard Marks	United States	1994
Eric Siegel	United States	1994
Heinrich von Rantzau	Germany	2001

        The current executive officers of the Company are:

Name	Title	Age	Executive Officer Since
Solomon Kerzner	Chairman of the Board of Directors	68	1993
Howard B. Kerzner	Chief Executive Officer	40	1995
John R. Allison	Executive Vice President—Chief Financial Officer	57	1994

        The executive officers serve indefinitely at the pleasure of the Board of Directors.

        Solomon Kerzner, Chairman of the Board of Directors:    Mr. Kerzner has been our Chairman since October 1993. From October 1993 to June 1996, Mr. Kerzner served as our President and from October 1993 until December 2003, he served as our Chief Executive Officer. Mr. Kerzner is the Chairman of WLG, which, together with its affiliates, as of December 31, 2003 owned approximately 21.1% of our outstanding Ordinary Shares. Mr. Kerzner is one of the visionary leaders of the resort and gaming industries. Prior to founding Kerzner, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market segments by developing Sun City, located near Johannesburg, South Africa. Sun City features four hotels with approximately 1,300 rooms, an entertainment center that includes a 6,000-seat indoor superbowl, a 46-acre man-made lake for water sports and approximately 55,000 square feet of gaming space. In 1992, Sun City was expanded to include The Lost City, a themed resort that features a 350-room luxury hotel and a man-made jungle in which over one million trees were transplanted. Mr. Kerzner has been responsible for the development of 21 hotels and founded both of southern Africa's largest hotel groups, Southern Sun Hotels and Sun International South Africa. We do not have any interest in any of the southern African properties developed by Mr. Kerzner. Mr. Kerzner is the father of Mr. Howard B. Kerzner.

        Howard B. Kerzner, Chief Executive Officer:    Mr. Kerzner has been our Chief Executive Officer since January 1, 2004. Mr. Kerzner joined Kerzner in May 1995 as Executive Vice President—Corporate Development and was President from June 1996 until December 2003. Prior to that time, he was Director—Corporate Development of SIIL from September 1992. Previously, Mr. Kerzner was an Associate of Lazard Frères & Co. LLC from September 1991. Prior to that Mr. Kerzner worked for the First Boston Corporation. Mr. Kerzner is the son of Mr. Solomon Kerzner.

        John R. Allison, Executive Vice President—Chief Financial Officer:    Mr. Allison joined Kerzner in May 1995 as Chief Financial Officer. Mr. Allison joined SIIL in March 1994 as Group Financial Director. From December 1987 until February 1994, Mr. Allison was Financial Director of Sun International Inc., a resort and management holding company with interests in approximately 27 hotels in southern Africa. Prior to that time, he was the Group Financial Director of Kimberly-Clark (South Africa) Limited for four years. He is a fellow of the Institute of Chartered Accountants in England and Wales and a member of the South African Institute of Chartered Accountants.

        Peter N. Buckley, Director:    Mr. Buckley has been a Director since April 1994. Mr. Buckley is Chairman of Caledonia, which as of December 31, 2003 beneficially owned approximately 21.7% of our Ordinary Shares and had the right to vote an additional 2.5% of our Ordinary Shares. In 1994 he was appointed Chairman of Caledonia having been Deputy Chairman and Chief Executive since 1987. He is also Chairman of Bristow Helicopter Group Limited. He is a non-executive Director of Close Brothers Group PLC and Offshore Logistics, Inc. (a NYSE listed company).

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

        Eric B. Siegel, Director:    Mr. Siegel has been a Director since April 1994. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P. Mr. Siegel is also a Director and Chairman of the Executive Committee of El Paso Electric Company (a NYSE listed company).

        Heinrich von Rantzau, Director:    Mr. von Rantzau has been a Director since July 2001. Mr. von Rantzau is a principal of Cement Merchants SA, which as of December 31, 2003 beneficially owned approximately 12.0% of our Ordinary Shares, and an executive of Deutsche Afrika-Linien GmbH, Reederei John T. Essberger and VORA Schiffahrts-und Beteiligungsgesellschaft GmbH. Mr. von Rantzau is a board member of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and a member of the Trade Advisory Board of Germanischer Lloyd, Lloyd's Register of Shipping and German National Committee.

        Charles D. Adamo served as Executive Vice President—Corporate Development and General Counsel until December 31, 2003. From the period January 1, 2004 through April 30, 2004, Mr. Adamo's employment with the Company is in the capacity of "Of Counsel" and he is no longer an executive of the Company. From the period of May 1, 2004 through December 31, 2005, Mr. Adamo has been retained by the Company as a consultant.

        We agreed to include in the slate of directors submitted by us to our shareholders for election one individual designated by each of WLG, Caledonia and CMS, subject to their retaining a minimum beneficial ownership of our Ordinary Shares. See "Item 7. Major Shareholders and Related Party Transactions, (B) Related Party Transactions—Registration Rights and Governance Agreement."

(B)  Compensation

        The aggregate cash compensation for our directors and officers, including salaries, bonuses and benefits in kind granted, for the year ended December 31, 2003 was $6.9 million. None of the directors or officers participates in our pension plan. We do not set aside any amounts for pension or retirement benefits for any of our directors or officers.

        Effective from January 1, 2001, we have a bonus plan whereby our employees, including officers, will qualify for bonuses if we attain either certain levels of earnings or EPS, and such bonuses are calculated as a percentage of each individual's salary. Such percentage is based on, among other things, each employee's level of responsibility. Bonuses paid to our officers under this bonus plan could reach a maximum of 80% of the respective employee's base salary in 2003. Bonuses ranging from 41% to 54% were granted in 2003.

        We have adopted stock option plans for our employees, officers and directors in 1995 (the "1995 Plan"), in 1997 (the "1997 Plan"), and in 2000 (the "2000 Plan") that provide for the issuance of options to acquire an aggregate of 7,500,000 Ordinary Shares. As of December 31, 2003, all available options under those plans had been granted. Accordingly, on December 11, 2003, we adopted a new stock incentive plan (the "2003 Plan" and, together with the 1995 Plan, the 1997 Plan and the 2000 Plan, the "Plans") which provides for the issuance of an aggregate of 3,000,000 Ordinary Shares in connection with awards of stock options, restricted stock and other stock-based awards.

        The 1995 Plan provides for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options and thereafter in installments of 20% per year over a four-year period. Options issued under the 1997 Plan become exercisable one year from the date of grant with respect to 20% of such options and thereafter in installments of 20% per year over a four-year period. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over a two-year period. The 2003 Plan provides generally for options to become exercisable 25% per year on each of the first four anniversaries of the date of grant, and for restricted stock to become vested in three equal installments on each of the second, third and fourth anniversary of the date of grant. Options granted under the Plans have a term of 10 years from the date of grant (except that options granted under the 2003 Plan generally have a term of 7 years from the date of grant) and, unless otherwise specifically provided by the Board of Directors, the option prices are equal to the market values per share on the date of grant. Consultants may also be granted awards under the 2003 Plan. Nonqualified stock options may be transferred to trusts with respect to which any such participants are beneficiaries and corporations or to other entities controlled by such participants.

        During 2003, we granted 1,512,000 stock options and 1,000 restricted Ordinary Shares to our directors and officers pursuant to the Plans. The options were granted at exercise prices ranging from $36.86 to $35.80, and the expiration date for these options is December 11, 2010.

        As of December 31, 2003, total options to acquire 5,059,000 Ordinary Shares were outstanding, of which 2,266,000 were exercisable as of that date. As of December 31, 2003, our officers and directors, as a group, held options to acquire approximately 2,028,077 Ordinary Shares (excluding exercisable options held by The Kerzner Family Trust), of which approximately 369,410 are currently exercisable, and held approximately 1,000 restricted Ordinary Shares (excluding restricted Ordinary Shares held by

The Kerzner Family Trust that are vested), of which none is currently vested. The options outstanding held by the officers and directors as of December 31, 2003 (excluding options held by The Kerzner Family Trust) were granted at exercise prices ranging from $20.07 to $41.63. The expiration dates for these options range from 2006 to 2012.

(C)  Board Practices

        Pursuant to our Articles of Association, as amended, our maximum number of directors is fixed at five. At our September 24, 2001, annual meeting of shareholders, our existing directors, consisting of Mr. S. Kerzner, Mr. Buckley, Mr. Marks, Mr. Siegel and Mr. von Rantzau were elected to terms set to expire at our annual general meeting to be held in 2004.

        Our Board of Directors has appointed an audit committee of the board consisting of Mr. Buckley, Mr. Marks and Mr. Siegel. Deloitte & Touche LLP, the Company's independent auditor, has full and free access to meet with the audit committee, without management representatives present, to discuss the results of the audit, the adequacy of internal controls and the quality of financial reporting. The primary function of the audit committee is to assist our Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the stockholders and others, the systems of internal controls that our management and Board of Directors have established and the audit process. The audit committee of our Board of Directors reviews the selection of our independent certified public accountants each year. The audit committee convenes at least eight times per year. The audit committee's charter has been filed as Exhibit 11.1 to this Annual Report.

        We also have a Compensation Committee consisting of Mr. Siegel, Mr. Buckley, Mr. Marks and Mr. von Rantzau. The Compensation Committee is mandated to review and adopt our executive compensation plans and policies, including the adoption of stock incentive plans and the granting of options and restricted stock to senior executives thereunder.

        We do not have service contracts with any of our directors.

Corporate Governance Standards

        Pursuant to home country practices exemptions granted to us by the New York Stock Exchange, we are permitted to follow certain corporate governance practices complying with relevant Bahamian laws, which are different from those required by U.S. domestic companies under the New York Stock Exchange's listing standards. The New York Stock Exchange rules and our current practices relating to corporate governance have the following significant differences:

        Independent Directors.    The New York Stock Exchange requires that domestic listed companies have at least a majority of independent directors on their boards, make affirmative determinations of independence and have regularly-scheduled meetings of non-management directors without management participation. As a foreign private issuer, we are not required to satisfy this listing standard. We have not made any determination as to whether a majority of our directors meet the independence requirements set forth in the New York Stock Exchange listing standards and we do not have regularly-scheduled meetings of non-management directors.

        Audit Committee.    The New York Stock Exchange requires that a listed company have an audit committee consisting of at least three independent directors, and that the audit committee be charged with the responsibility of selecting, monitoring and communicating with the outside auditor of the company. We have not made any determination as to whether all of the directors on our audit committee meet the independence requirements set forth in the New York Stock Exchange listing standards. The Company is currently reviewing its corporate governance structure to ensure that it is in compliance with these new corporate governance standards of the New York Stock Exchange when they become applicable to foreign private issuers on July 31, 2005.

        Nominating/Corporate Governance and Compensation Committees.    The New York Stock Exchange requires that domestic listed companies must have a board committee composed of at least one independent director that performs certain nominating and corporate governance functions. We do not have a nominating and corporate governance committee. The New York Stock Exchange also requires that domestic listed companies must have a board committee composed of at least one independent director that performs certain compensation-related functions. As a foreign private issuer, we are not required to satisfy these listing standards. We have a compensation committee, but have not made any determination as to whether the directors who constitute the committee meet the independence requirements set forth in the New York Stock Exchange listing standards.

        Certifications.    The New York Stock Exchange requires that a listed company's chief executive officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. As a foreign private issuer, our chief executive officer is not required to make this certification.

        Corporate Governance Guidelines.    The New York Stock Exchange requires that domestic listed companies adopt detailed corporate governance guidelines. As a foreign private issuer, we are not required to adopt, and have not adopted, such guidelines.

        Shareholder Approval Policy.    Pursuant to the amendment to the corporate governance standards that was approved by the Securities and Exchange Commission on June 30, 2003, the New York Stock Exchange requires, with limited exceptions, that shareholder approval be obtained with respect to any equity-compensation plan, which is generally defined as a plan or other arrangement that provides for the delivery of equity securities (either newly issued or treasury shares) of the listed company to any employee, director or other service provider as compensation for services. We follow Bahamian laws that do not apply specific rules to equity compensation plans; they are considered an issue of shares which does not require shareholder approval.

        The New York Stock Exchange also requires that, with certain exceptions specified in its rules, shareholder approval be obtained prior to issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. We follow Bahamian laws which do not require shareholder approval with respect to the issuance of common stock or securities convertible into or exercisable for common stock. Under Bahamian laws, these are considered an issuance of shares which does not require shareholder approval.

        On June 6, 2002, the Corporate Accountability and Listing Standards Committee of the New York Stock Exchange issued a report recommending that the Exchange adopt significant changes to its corporate governance listing standards. On August 16, 2002, the New York Stock Exchange filed with the Securities and Exchange Commission proposed changes to its corporate governance standards which reflect the findings of the Committee. The areas of corporate governance covered by the proposed changes include the definition and role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity-compensation plans, and annual certifications by chief executive officers. On June 30, 2003, the Securities and Exchange Commission approved the portion of the proposed corporate governance standards relating to shareholder approval of equity-compensation plans, which is described under "Shareholder Approval Policy" above. Also, in light of the promulgation by the Securities and Exchange Commission of Rule 10A-3 pursuant to Section 301 of the Sarbanes-Oxley Act, on April 4, 2003, the New York Stock Exchange filed with the Securities and Exchange Commission an amendment to the remainder of its proposed rule changes in order to reflect the requirements of Rule 10A-3. That portion of the proposed rule changes, as amended, became effective upon the Securities and Exchange Commission's approval on November 4, 2003.

        The rules will generally continue to grant home country practices exemptions to foreign private issuers listed on the New York Stock Exchange, including us, but, pursuant to the requirements of Rule 10A-3, those provisions of the amended corporate governance standards that implement the requirements of Rule 10A-3 will be applicable to listed foreign private issuers. Among such requirements, a foreign private issuer listed on the New York Stock Exchange will be required to have an audit committee consisting of at least three directors all of whom must be independent under the standards set forth in paragraph (b) of Rule 10A-3, and the audit committee will be required to be directly responsible for the appointment, compensation, retention and oversight of the work of the accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, unless one or more of the exemptions set forth in Rule 10A-3 apply. These new corporate governance standards of the New York Stock Exchange will become applicable to foreign private issuers listed on the New York Stock Exchange on July 31, 2005. The Company plans to take appropriate steps with respect to its corporate governance system by July 31, 2005 so that its audit committee satisfies the requirements set forth in Rule 10A-3.

(D)  Employees

        Set forth below is a table showing the approximate total number of employees at our properties worldwide by geographic location for the periods indicated.

	At December 31,
	2003	2002	2001
The Bahamas	5,785	5,800	5,560
U.S.	425	425	400
Other	75	70	60

Total:	6,285	6,295	6,020

        In addition to the above, as of December 31, 2003, we had approximately 5,200 employees under management at our One&Only properties in Mauritius, Dubai, the Maldives and Mexico. We do not employ a significant number of temporary workers.

Union Contract Arrangements—The Bahamas

        In The Bahamas, as of December 31, 2003, approximately 3,700 of our employees were represented by The Bahamas Hotel, Catering and Allied Workers Union. Kerzner International Bahamas Limited participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area. The association has signed a new contract with the union that will expire on January 7, 2008. Labor relations in The Bahamas have been unstable at times with occasional work stoppages occurring, not only at Atlantis, but also at publicly run entities such as the Bahamian Electric Corporation and Bahamas Telephone Company. As the country's largest private employer, we are sometimes the target of labor disputes. See "Item 3. Key Information, (D) Risk Factors—Work stoppages and other labor disputes could harm our financial condition and results of operations."

(E)  Share Ownership

        The Kerzner Family Trust, which is a trust controlled by Mr. S. Kerzner, beneficially owns 6,379,747 Ordinary Shares (which includes 1,096,836 Ordinary Shares subject to currently exercisable options and 20,074 restricted Ordinary Shares that are vested, all of which were granted pursuant to the Plans and transferred to The Kerzner Family Trust by Mr. S. Kerzner, as well as 4,495,794 Ordinary Shares held by WLG, a subsidiary of The Kerzner Family Trust), which represents approximately 21.1% of the outstanding Ordinary Shares. The options held by The Kerzner Family Trust have exercise prices ranging from $18.125 to $35.00 and expiration dates ranging from January 31, 2007 to August 4, 2010. Of the 6,379,747 Ordinary Shares beneficially owned by The Kerzner Family Trust, 767,043 represent Ordinary Shares over which WLG has the right to vote through certain proxy arrangements with Kersaf. See table in "Item 7. Major Shareholders and Related Party Transactions, (A) Major Shareholders—Restructuring of Relationship with Majority Shareholder." Mr. S. Kerzner has sole dispositive power over the Ordinary Shares held by WLG as Mr. S. Kerzner controls WLG. Familienstiftung Von Rantzau-Essberger, a family trust of Heinrich von Rantzau (and also the sole shareholder of CMS), owns 36,500 Ordinary Shares, and CMS beneficially owns an additional 3,608,393 Ordinary Shares. See table in "Item 7. Major Shareholders and Related Party Transactions, (A) Major Shareholders." Each of our other directors and officers beneficially owns less than 1% of outstanding Ordinary Shares.

        For a description of options granted to our directors, executive officers and other key employees, see "(B) Compensation" above.

Item 7.    Major Shareholders and Related Party Transactions

(A)  Major Shareholders

        As of December 31, 2003, we had 30,283,689 Ordinary Shares outstanding. The following table sets forth certain information as of December 31, 2003 (or certain other dates, to the extent indicated below), regarding the beneficial ownership of our Ordinary Shares by: (i) any person who is known to us to be the owner of more than five percent of any class of our voting securities and (ii) our directors and officers as a group. Due to the arrangements described below, certain of our Ordinary Shares are beneficially owned by several parties.

Beneficial Owner	Number of Shares		Percent of Shares
Caledonia Investments plc ("Caledonia")	6,575,336	(1)	21.7
World Leisure Group Limited ("WLG") and its affiliates	6,379,747	(2)	21.1
Kersaf Investments Limited ("Kersaf")	1,983,679	(3),(5)	6.6
Baron Capital Group, Inc. ("Baron")	5,562,232	(4)	18.4
Cement Merchants SA ("CMS")	3,644,893	(5),(6)	12.0
FMR Corp.	3,031,400	(7)	10.0
Directors and officers as a group (excluding shares beneficially owned by Solomon Kerzner)(8)	*		*
* Less than five percent of outstanding voting securities.

(1)
Consists of: (i) 5,808,293 Ordinary Shares held by Caledonia and (ii) 767,043 Ordinary Shares over which Caledonia has a proxy (see Note 3 below).

(2)
Consists of: (i) 4,495,794 Ordinary Shares held for the account of WLG, (ii) 767,043 Ordinary Shares over which WLG has a proxy (see Note 3 below) and (iii) 1,096,836 Ordinary Shares subject to currently exercisable options and 20,074 restricted Ordinary Shares that are vested, all of which were transferred to The Kerzner Family Trust by Mr. S. Kerzner.

(3)
Consists of (i) 1,173,679 Ordinary Shares held by Royale Resorts International Limited ("RRIL") and 510,000 Ordinary Shares held by Royale Resorts Holdings Limited ("RRHL"), a wholly owned subsidiary of RRIL, each of which companies are jointly owned by Kersaf and CMS (73.3% by Kersaf and 26.7% by CMS) and (ii) 300,000 Ordinary Shares owned by Sun International Inc., a wholly owned subsidiary of Kersaf.

Kersaf does not have any voting rights with respect to its Ordinary Shares of Kerzner International. In connection with the July 2001 restructuring of our majority shareholder, Kersaf and certain of its affiliates granted irrevocable proxies, in varying amounts, to vote all of its Ordinary Shares to Caledonia, WLG and CMS (the "Kersaf Proxy Shares"). Therefore, the amounts presented in this table for Caledonia and WLG each include 767,041 of the Kersaf Proxy Shares. The amounts presented in this table for CMS include the remaining 449,592 of Kersaf Proxy Shares.

On March 29, 2004, Kersaf filed with the SEC an amendment to its Schedule 13D filed on July 19, 2001, in which it disclosed that certain of its affiliates RRIL, RRHL and Sun International Inc., sold 498,900 Ordinary Shares between October 10, 2003 and March 26, 2004. Amounts presented in this table do not reflect the information contained in the Schedule 13D/A filed by Kersaf on March 29, 2004.

(4)
Based upon information contained in the Schedule 13G/A filed by Baron on February 13, 2004.

(5)
Amounts presented in this table reflect the beneficial ownership by each of Kersaf and CMS of the 1,173,679 Ordinary Shares held by RRIL and the 510,000 Ordinary Shares held by RRHL, for a total of 1,683,679 Ordinary Shares over which they share dispositive power due to their joint ownership of RRIL and RRHL.

In addition, pursuant to an agreement entered in July 2001, RRHL and RRIL granted to CMS an option to purchase all or a portion of 1,150,000 of our Ordinary Shares then held by RRHL and RRIL. The number of Ordinary Shares subject to this option is currently 449,592 Ordinary Shares. This option expires on July 2, 2006. Amounts presented in this table treat all of the Ordinary Shares subject to this option as being beneficially owned by both Kersaf and CMS, both due to the shared rights of disposition described in the preceding paragraph and the option.

On March 29, 2004, Kersaf filed with the SEC an amendment to its Schedule 13D filed on July 19, 2001, in which it disclosed that certain of its affiliates RRIL, RRHL and Sun International Inc., sold 498,900 Ordinary Shares between October 10, 2003 and March 26, 2004. Amounts presented in this table do not reflect the information contained in the Schedule 13D/A filed by Kersaf on March 29, 2004.

(6)
Consists of: (i) 1,173,679 Ordinary Shares held by RRIL and the 510,000 Ordinary Shares held by RRHL over which CMS and Kersaf share dispositive power as discussed in Note 5 above, (ii) 1,815,421 Ordinary Shares acquired in November and December 2002 in a series of transactions with RRIL, RRHL and another affiliate of Kersaf, (iii) 109,293 Ordinary Shares received as a dividend on May 31, 2003, as reported in the Schedule 13D/A filed on June 13, 2003 by CMS and (iv) 36,500 Ordinary Shares held directly by Familienstiftung Von Rantzau-Essberger, the sole shareholder of CMS.

(7)
Based upon information contained in the Schedule 13G/A filed by FMR Corp. and certain affiliates on February 10, 2004.

(8)
If the directors and officers as a group were to exercise their vested options, they would own 4.4% of the Ordinary Shares outstanding as of December 31, 2003 (excluding shares beneficially owned by Solomon Kerzner).

        As of December 31, 2003, we had approximately 707 holders of record of approximately 30,283,689 Ordinary Shares, excluding 7,072,000 Ordinary Shares held as treasury stock. As of December 31, 2003, there were an estimated 688 U.S. holders of record holding approximately 48.4% of our issued and outstanding Ordinary Shares.

        All of our Ordinary Shares have the same voting rights.

        The amounts reflected in this "Major Shareholders" section are compiled and derived from SEC filings by each of Caledonia, WLG, Kersaf, Baron, CMS and FMR and other sources.

(B)  Related Party Transactions

        Set forth below is a summary of certain agreements that have been entered into or transactions that have occurred involving us and any of our subsidiaries, affiliates or key management.

Restructuring of Relationship with Majority Shareholder

        On July 3, 2001, we announced the restructuring of our majority shareholder, SIIL, and the resolution of certain matters with SIIL and certain of its shareholders. Pursuant to the restructuring, SIIL was dissolved and its shareholders received interests in us directly proportionate to their interests in SIIL. The former shareholders of SIIL currently beneficially own approximately 39.2% of our issued and outstanding shares. SIIL was owned in equal thirds by Kersaf, Caledonia and WLG, a company controlled by a Kerzner family trust. SIIL previously was governed by a shareholders agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. Kersaf operates a number of hotel, casino and resort properties in southern Africa under the "Sun International" name and there had been some confusion regarding the use of the "Sun International" name by both Kersaf and us. In October 2001, we commenced a lawsuit against Kersaf and certain of its subsidiaries. See "Item 8. Financial Information, (A) Consolidated Statements and Other Financial Information—Legal Proceedings—Kersaf Litigation." In November 2002, we reached a further settlement with SIIL's former shareholders to resolve certain outstanding issues. See below "Global Settlement." As part of the July 2001 restructuring:

  •
  The SIIL shareholders agreement was terminated effective July 3, 2001, and SIIL was dissolved in May 2002. SIIL's former shareholders now hold their shares in us directly.

  •
  CMS, a partner in Kersaf's hotel, casino and resort management activities in southern Africa, obtained options to purchase a portion of our Ordinary Shares owned by Kersaf. As part of the restructuring agreements, Heinrich von Rantzau, a principal of CMS, joined our Board of Directors.

  •
  Kersaf, Caledonia and WLG agreed to certain standstill provisions through June 2006 pursuant to which each of them would refrain from proposing or consummating certain extraordinary corporate transactions involving us, including any merger or the sale of substantially all of our assets. See below "Registration Rights and Governance Agreement."

  •
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

  •
  The duration of appointment of our directors, consisting of Mr. S. Kerzner, Mr. Buckley, Mr. Siegel, Mr. Marks and Mr. von Rantzau, have been extended until our annual general shareholders meeting in 2004.

  •
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

  •
  Kersaf was granted the right to pursue a potential resort development project in Port Ghalib, Egypt, and we would have received between 25% and 50% of Kersaf's gross receipts from this project when and if it was consummated. However, as part of the November 2002 settlement, we relinquished all of our rights to an interest in this project. See below "Global Settlement."

  •
  In July 2001, Kersaf made a one-time payment of $3.5 million to us and issued a secured note to us with a principal amount of $12.0 million and a maturity date of June 30, 2003. In December 2001, Kersaf repaid in full the principal amount of the note and accrued interest.

  •
  Kersaf agreed to continue to make an annual payment to us pursuant to a long-term contract, which payment was approximately $3.3 million in 2003 and 2002. See below "—Long-Term Contract Fees." As part of the November 2002 settlement, Kersaf's obligation to make this payment was terminated effective December 2, 2002.

Global Settlement

        In November 2002, we entered into a settlement agreement with Kersaf and certain of our other principal shareholders that, among other things, settled certain outstanding claims that we had with Kersaf and amended certain provisions of the July 2001 restructuring agreements relating to our former majority shareholder described in "Restructuring of Relationship with Majority Shareholder" above. As part of the July 2001 restructuring agreements, Kersaf agreed to, among other things, sell at least 2.0 million of our Ordinary Shares in a registered public offering, adhere to a certain non-compete agreement, continue to make an annual payment to us pursuant to a long-term contract, which payment was approximately $3.3 million in 2003 and 2002, and grant us an interest in a proposed project in Port Ghalib, Egypt. In October 2001, we filed a lawsuit in New York against Kersaf and certain of its affiliates alleging, among other things, that Kersaf had breached its non-compete obligation under the July 2001 restructuring agreements. As part of the November 2002 settlement agreement:

  •
  We agreed to terminate the outstanding lawsuit related to Kersaf and certain of its affiliates, and each of the parties to the settlement agreement released all other parties to the settlement agreement from any and all claims, subject to certain limited exceptions;

  •
  Certain contractual arrangements were terminated, including Kersaf's non-compete agreement and Kerzner's rights in Kersaf's project in Port Ghalib, Egypt;

  •
  Kersaf paid us $32.0 million, plus interest accruing at a rate of 7.0% per annum from December 2, 2002, out of the proceeds of the Kersaf Offering in full satisfaction of a note delivered to us in connection with the settlement agreement;

  •
  The date by which Kersaf was obligated to sell at least 2.0 million of our Ordinary Shares in a registered public offering was extended from October 31, 2002 to February 28, 2003, which obligation was satisfied by Kersaf by completing the Kersaf Offering on December 18, 2002; and

  •
  Kersaf's obligation to make the annual payment referred to above was terminated effective December 2, 2002.

Registration Rights and Governance Agreement

        As part of the SIIL reorganization, we entered into a registration rights and governance agreement with Kersaf, WLG, Caledonia, CMS and certain of their respective affiliates, which was amended as part of the November 2002 settlement. This agreement, and a related proxy, governs the voting of Kersaf's Ordinary Shares that are subject to a proxy discussed above in "(A) Major Shareholders." Among other things, under this agreement, as amended:

  •
  Kersaf, Caledonia, WLG and CMS agreed to certain transfer restrictions that generally limit the ability of each party to purchase or sell our Ordinary Shares. As part of the November 2002 settlement, this agreement was modified so that Kersaf will no longer have the right to enforce these transfer restrictions.

  •
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

  •
  Each of Kersaf, Caledonia, CMS and WLG were granted the right to sell certain of their Ordinary Shares through our brokers in open market transactions.

  •
  If Kersaf sells more than 4.0 million shares pursuant to one or more underwritten public offerings, we will receive a portion of the net proceeds (less certain commissions, fees and expenses) from those shares sold by Kersaf in excess of four million shares in the following amounts:

  •
  if the price per share is less than or equal to $27.00 per share, five percent of such net proceeds;

  •
  if the price per share is greater than $27.00 but less than $30.375, five percent of such net proceeds plus 50% of the amount by which the price per share exceeds $27.00; and

  •
  if the price per share is greater than $30.375, ten percent of such proceeds.

  •
  We submitted to our shareholders an amendment to our articles of association that was adopted in September 2001 and set the term of our existing directors to expire at our annual general meeting in 2004.

  •
  We agreed to include in the slate of directors submitted by us to our shareholders for election one individual designated by each of WLG, Caledonia and CMS, subject to their retaining a minimum beneficial ownership of our Ordinary Shares.

  •
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

  •
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

Harborside at Atlantis

        We entered into a series of promissory notes with Harborside at Atlantis to fund 50% of the construction cost of the timeshare units on Paradise Island in The Bahamas. These notes amounted to $15.0 million at December 31, 2003. We earn interest on these advances at a rate equal to one-month LIBOR plus 250 basis points, which was 3.62% at December 31, 2003. The loans were made simultaneously with loans from Starwood, which mirror the amounts, terms and conditions of our loans. Our loans and the Starwood loans are pari passu with respect to payments of principal and accrued interest and such payments will be made in cash, as it is available from the sale of timeshare units. Of the amount advanced to Harborside at Atlantis, the Company does not anticipate repayment within the next twelve months.

        Harborside at Atlantis was closed from the end of August 2002 through early December 2002 in order to repair significant damage resulting from adverse weather primarily due to Hurricane Michelle. The approximate $28.3 million in property damage at our Paradise Island properties excluded our $6.9 million share of construction remediation costs at Harborside at Atlantis in 2002 and our $1.8 million share in 2003. During 2002, we recorded equity losses of $5.2 million resulting from the $6.9 million remediation charge offset by $1.7 million equity earnings from Harborside at Atlantis' operations. During the fourth quarter of 2003, our portion of insurance recovery related to the remediation costs was $1.5 million and therefore the loss for the year ended December 31, 2003 has been reduced by that amount. Harborside at Atlantis is still in negotiation with its insurers and may receive additional recovery during 2004.

        We provide marketing, administrative and development services to Harborside at Atlantis from which we earned fees of $1.8 million, $1.6 million and $1.4 million for the years ended December 31, 2003, 2002 and 2001 respectively.

Management Services and Fees

        We provide development, management and marketing services to SRL, a Mauritius company in which we own a 20.4% equity interest, and to all resorts owned by SRL, through 2023. The management services we provide to SRL are sub-contracted by One&Only (Indian Ocean) Management Limited ("One&Only Management"), a company owned 80% by us and 20% by SRL, to Kerzner. We provide all development and marketing services to SRL and receive fees for providing such services.

        Pursuant to an assignment from us, One&Only Management provides management services to the One&Only Kanuhura, a Maldives company, in which we currently own a 20% equity interest. The terms of the management agreement run concurrent with the terms of a lease between the One&Only Kanuhura and the government of the Maldives to lease the One&Only Kanuhura. That lease expires in 2026 and is subject to extension. Similar to our agreements in Mauritius, we provide all development and marketing services to the One&Only Kanuhura.

        We provide management services to Harborside, a joint venture in which we own a 50% equity interest.

        We provide management services to the One&Only Palmilla, a deluxe, five-star property located near Cabo San Lucas. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022.

        In June 2002, we entered into management and development agreements for a 130-room luxury resort in Kaafu Atoll, the Maldives that we expect to open in 2005. The management and development agreements related to this property are co-terminus with the owner's lease, which expires in 2020. SRL's board of directors has approved the exercise of its right to participate on a proportionate basis (currently 20%) with us in connection with the Kaafu Atoll project and therefore the management agreement for that property will be held by One&Only Management.

        We also have management, development and/or marketing agreements with respect to each of our projects in Dubai (see "Item 4. Information on the Company, (B) Business Overview—The Properties—One&Only—Middle East"), Havana, Cuba (see "Item 4. Information on the Company, (B) Business Overview—The Properties—One&Only—Cuba") and Cape Town, South Africa (see "Item 4. Information on the Company, (B) Business Overview—The Properties—One&Only—South Africa"). As of December 31, 2003, we had not received any management, development or marketing fees associated with these projects.

Office Lease

        Effective February 2002, we entered into a lease agreement with Tennyson Properties Limited, which we believe was an arm's length transaction, whereby we are leasing office space in Buckinghamshire in the United Kingdom for a period of 15 years. The annual rent is approximately £205,000 (which is the equivalent of approximately $365,000 at December 31, 2003) and is subject to increase every five years to the current fair market value. Tennyson Properties Limited is owned by a family trust established by Solomon Kerzner.

Long-Term Contract Fees

        As part of the restructuring of our then majority shareholder, SIIL, Kersaf agreed to pay us $32.1 million in December 2002. Of this amount, $21.3 million (which represents the future payments that were to be received over the term of the underlying agreements) is classified as deferred revenue. This long-term contract fee payment was established at $2.4 million in 1994 and increased at a rate of 3.3% per year and has been paid annually. We received our last payment on December 2, 2002, and pursuant to the settlement agreement with Kersaf, described above in "Global Settlement," Kersaf's obligation to make payments was terminated effective as of that date. See Note 20—Gain on Settlement of Territorial and Other Disputes in the accompanying consolidated financial statements.

(C)  Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

(A)  Consolidated Statements and Other Financial Information

        Please refer to Item 18 for our consolidated financial statements and the independent auditors' report.

Legal Proceedings

Other Litigation

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

(B)  Significant Changes

        Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2003.

Item 9.    The Offer and Listing

(A)  Offer and Listing Details

        The Ordinary Shares do not trade on any foreign exchange. The Ordinary Shares have been listed and traded on the NYSE since March 1, 1996. On March 29, 2004, the closing price of our Ordinary Shares on the NYSE was $46.18.

        The following tables set forth the range of high and low closing sale prices of the Ordinary Shares as reported on the NYSE during the periods shown.

        For the year:

	High	Low
2003	$39.02	$19.37
2002	31.20	18.80
2001	28.50	17.13
2000	23.75	15.88
1999	47.49	17.31

        For the quarter:

	High	Low
2003: 4th quarter	$39.02	$34.78
3rd quarter	37.60	30.11
2nd quarter	32.21	22.25
1st quarter	23.45	19.37
2002: 4th quarter	24.74	18.80
3rd quarter	25.13	22.25
2nd quarter	31.20	24.24
1st quarter	27.21	22.95

        For the month:

	High	Low
2004 February	$42.30	$38.47
2004 January	43.00	39.22

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

        A description of certain provisions of the Company's Amended and Restated Memorandum of Association and Restated Articles of Association is incorporated by reference to the "Description of Capital Stock" section of the Company's Form F-3 filed with the SEC on May 23, 2002 in file number 333-88854.

        Kerzner is registered under number 46,600B at the Companies Registry of The Bahamas. Kerzner's purpose, as stated in the Memorandum, is "to engage in any act or activity that is not prohibited under any law for the time being in force in the Commonwealth of The Bahamas."

(C)  Material Contracts

        The following is a summary of each material contract in which we or any of our subsidiaries have been a party to for the past two years.

Heads of Agreement

        On May 26, 2003, Kerzner entered into a new Heads of Agreement with the Government of The Bahamas. A complete description of the Heads of Agreement and the Phase III Expansion can be found at "Item 4. Information on the Company, (B) Business Overview—Certain Matters Affecting Our Bahamian Operations—Heads of Agreement" and "Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island."

Indenture

        On August 14, 2001, Kerzner and KINA (together, the "Companies") issued $200.0 million principal amount of 8 7/8% Senior Subordinated Notes due 2011 which, after costs, resulted in net proceeds of approximately $194.0 million. All of proceeds received from the issuance of the 8 7/8% Senior Subordinated Notes were advanced to Kerzner International Bahamas Limited ("KIB") to repay amounts outstanding under the Revolving Credit Facility. Therefore, interest expense related to the 8 7/8% Senior Subordinated Notes is offset by affiliated interest income from KIB.

        In May 2002, the Companies issued an additional $200.0 million of 8 7/8% Senior Subordinated Notes and used the proceeds to repay the Companies outstanding 9% Senior Subordinated Notes pursuant to the Tender Offer, Consent Solicitation and Redemption of such notes described below.

        The 8 7/8% Senior Subordinated Notes, which are unsecured obligations, are unconditionally guaranteed by substantially all of the wholly-owned subsidiaries of Kerzner and KINA. Interest on the 8 7/8% Senior Subordinated Notes is payable semi-annually and commenced on February 15, 2002. The indenture for the 8 7/8% Senior Subordinated Notes contains certain covenants, including limitations on the ability of the Companies to, among other things: (i) incur additional indebtedness, (ii) incur certain liens, and (iii) make certain other restricted payments.

Fourth Amended and Restated Revolving Credit Facility

        On November 13, 2001, Kerzner, KINA and KIB, as co-borrowers, entered into an amended and restated revolving credit facility with a syndicate of lenders. This facility is described in "Item 4. Information on the Company, (A) History and Development of the Company—Reorganization of Capital Structure—Amended Revolving Credit Facility."

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

First Amendment dated May 8, 2002 to the Amended Revolving Credit Facility

        On May 8, 2002, we entered into an amendment to the Amended Revolving Credit Facility (the "First Amendment"). The First Amendment was entered into in order to permit us to purchase or redeem all of the outstanding $200.0 million aggregate principal amount of our 9% Senior Subordinated Notes. On May 8, 2002, we commenced a tender offer and consent solicitation related to the 9% Senior Subordinated Notes and purchased substantially all of such notes on June 5, 2002. All 9% Senior Subordinated Notes that remained outstanding after the tender offer was completed were redeemed on June 21, 2002. See "Item 4. Information on the Company, (A) History and Development of the Company—Reorganization of Capital Structure."

Letter Agreement dated May 22, 2002 to the Amended Revolving Credit Facility

        On May 22, 2002, we entered into a letter agreement relating to the Amended Revolving Credit Facility pursuant to which we requested and were granted a $100.0 million increase in the aggregate amount of borrowings that could be outstanding at any one time under the revolving credit facility. After giving effect to such increase, the aggregate amount of borrowings that could be outstanding at any one time was $300.0 million. We and the lenders have since agreed, effective January 1, 2003, to calculate borrowings available under our Amended Revolving Credit Facility using a borrowing base, such that we can draw the lesser of a borrowing base or the commitment amount. See below "Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility." We and the lenders have also since agreed to a permanent reduction in commitments such that the maximum amount of borrowings that may be outstanding is $253.5 million less the amount of any letters of credit outstanding. This amount reflects the permanent reduction in commitments of $46.5 million related to our guarantee of the same amount in connection with the local project financing at the One&Only Palmilla.

        As of December 31, 2003, the Company had $237.0 million of borrowings available under the Amended Revolving Credit Facility.

Letter Agreement dated August 30, 2002 to the Amended Revolving Credit Facility

        On August 30, 2002, we entered into a letter agreement relating to the Amended Revolving Credit Facility that amended the amount of per occurrence "all risks" insurance that we were required to maintain on our properties. Prior to the execution of the letter agreement, we were required to maintain insurance in amounts not less than the replacement value of our properties. The letter agreement provided that (a) from July 1, 2002, to June 30, 2003, the required level of per occurrence "all risks" insurance on our properties be equal to the lesser of the full replacement value of such property or the amount of such insurance reasonably available to us on commercially reasonable terms and (b) after July 1, 2003, the amount of any deductible related to our per occurrence "all risks" insurance will not be permitted to exceed $15.0 million and the sum of the aggregate principal amount of all of our outstanding borrowings under the revolving credit facility will not be permitted to exceed the amount of per occurrence "all risks" insurance we maintain from time to time on our properties. The limitation on the aggregate principal amount of all of our outstanding borrowings was replaced with a borrowing base calculation pursuant to the Third Amendment dated May 15, 2003 discussed below. See "Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility."

Second Amendment dated November 20, 2002 to the Amended Revolving Credit Facility

        On November 20, 2002, we entered into a second amendment to the Amended Revolving Credit Facility (the "Second Amendment"). The Second Amendment was entered into in order to permit us to purchase or redeem all of our outstanding 8 5/8% Senior Subordinated Notes. On November 27, 2002, we called for redemption the entire outstanding principal amount of such notes and on December 27, 2002, we redeemed them at a redemption price of $1,043.13 per $1,000 of principal amount outstanding plus accrued interest. See "Item 4. Information on the Company, (B) History and Development of the Company—Reorganization of Capital Structure."

Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility

        On May 15, 2003, we entered into a Third Amendment to the Amended Revolving Credit Facility (the "Third Amendment"). The Third Amendment was entered into in order to, among other things, calculate borrowings available under the Amended Revolving Credit Facility using a borrowing base calculation, such that we can draw the lesser of the borrowing base or the commitment amount. The borrowing base is generally the sum of: (i) the amount of "all risks" insurance maintained from time to time on the Bahamas Property, as defined, and on the buildings situated thereon; (ii) the value of undeveloped land owned by the Company under the Amended Revolving Credit Facility on Paradise Island, which for purposes thereof is deemed to be $150.0 million; (iii) the cost basis of the Company's investment in luxury resort hotels (defined to include the One&Only Palmilla and any luxury resort properties in which the Company make an investment in after January 1, 2003 that enables the Company to control management of such properties); (iv) the product of six times the consolidated EBITDA, as defined, attributable to the management contracts of the Company and those under One&Only (Indian Ocean) Management Limited and their significant subsidiaries; and (v) the estimated net present value of the payments due to the Company pursuant to the Relinquishment Agreement for purposes thereof is deemed to be $185.0 million.

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

Atlantis, The Palm

        In September 2003, we entered into agreements to form a joint venture with Nakheel LLC, a government-owned entity in Dubai, to develop Atlantis, The Palm. The Company and Nakheel have each agreed to invest $60 million in equity financing to the Atlantis, The Palm project, with the balance of the financing, which may include an equity component, expected to be raised at the local level. As part of the Company's equity commitment to the project, it expects to invest approximately $20 million in 2004. As part of this transaction, Kerzner has agreed to enter into a development services agreement and a long-term management agreement with the joint venture company. The development services agreement provides for Kerzner to receive a $15.0 million fee for development, (exclusive of our equity investment in the venture). As of December 31, 2003, we have $1.2 million of deferred costs related to Atlantis, The Palm. The transaction remains subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

Management Agreements

        In November 2003, we entered into agreements to manage and develop Hotel Saratoga, a 100-room hotel currently under renovation in Havana, Cuba. Kerzner is assisting in the design and renovation of the hotel and will manage the completed hotel for a term of 10 years with an option for a further 10 years. Pursuant to the terms of our agreements, we receive a base management fee and marketing fee, each calculated as a percentage of gross revenue. We will also be entitled to incentive fees if certain profit levels are achieved by the hotel. In addition, certain out-of-pocket expenses associated with our development of the hotel will be reimbursed to us from revenues from the hotel's operations.

        In November 2003, we entered into an agreement with Victoria & Alfred Waterfront (Pty) Limited to develop a new luxury hotel at the highest end of the market in Cape Town, South Africa. We intend to form a joint venture in which we will own a minority interest to develop and operate a new 150-room One&Only luxury hotel.

        In September 2003, we agreed to form a joint venture with a government-owned entity in Dubai to develop Atlantis, The Palm. See "Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, The Palm." As part of the transaction, Kerzner has agreed to enter into a development services agreement and a long-term management agreement with the joint venture company. The transaction remains subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

        In September 2002, we purchased a 50% ownership interest in the 115-room the One&Only Palmilla, a deluxe, five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.8 million, including transaction costs. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022. In connection with the recently-completed expansion of the resort, we guaranteed $46.5 million of the debt-financing that the One&Only Palmilla obtained from third-parties. In addition, we agreed to provide One&Only Palmilla with $14.0 million of completion loans in 2004, $3.0 million of which has already been advanced. See "Item 5. Operating and Financial Review and Prospects, (C) Operating Results—Off-Balance Sheet Arrangements." As part of the Palmilla joint venture's operating agreement, the owner has the right to require us to acquire the remaining 50% interest from the owner for a price of $36.3 million, plus 50% of Palmilla's working capital, with the price subject to adjustment, during the first year of the option period. See "Item 5. Operating and Financial Review and Prospects, (F) Tabular Disclosure of Contractual Obligations."

        In June 2002, we entered into management and development agreements for a 130-room luxury resort on Kaafu Atoll, the Maldives that we expect to open in 2005. The management and development agreements related to this property are co-terminus with the owner's lease, which expires in 2020. SRL's board of directors has approved the exercise of its right to participate on a proportionate basis (currently 20%) with us in connection with the Kaafu Atoll project and therefore the management agreement for that property will be held by One&Only Management. As part of this development, we have committed to provide certain financing arrangements to the current owner of the resort in an aggregate principal amount of up to $50.0 million to ensure completion of the new resort and provide for working capital on a standby basis. See "Item 5. Operating and Financial Review and Prospects, (B) Liquidity and Capital Resources—Off-Balance Sheet Arrangements."

        We have long-term management contracts with each of five hotels in Mauritius that are owned by SRL: the One&Only Le Saint Géran, the One&Only Le Touessrok, La Pirogue, Le Coco Beach and Sugar Beach. The term of each of these management agreements was extended from 2008 until 2023 in December 2002 when we entered into an agreement with SRL to form One&Only Management for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and the One&Only Kanuhura in the Maldives. Effective January 1, 2003, SRL owns 20% of One&Only Management, and we own the remaining 80%. Subject to certain conditions, SRL's ownership interest will increase incrementally through 2009 for no consideration, at which time it will own 50% of the new management company. In connection with the formation of One&Only Management, we transferred to it all of our Mauritius management agreements and the Kanuhura management agreement, and SRL purchased 20% of our debt and equity interests in the One&Only Kanuhura. Pursuant to a subcontract arrangement with One&Only Management, we provide the comprehensive management services to the five Mauritius resorts and receive a management fee calculated as a percentage of revenues and adjusted EBITDA, as defined. One&Only Management also is entitled to a marketing fee calculated as a percentage of revenues, although it has subcontracted to us all marketing services and benefits thereof with respect to the five Mauritius resorts.

        In July 2001, we entered into a management agreement to provide comprehensive management services to the One&Only Kanuhura Sun Resort and Spa in the Maldives. Pursuant to an assignment from us in connection with the formation of One&Only Management, One&Only Management now provides management services to the One&Only Kanuhura. The management fee is calculated as percentages of revenue and adjusted EBITDA and it expires in 2026. One&Only Management also receives a marketing fee calculated as a percentage of revenues, although it has subcontracted to us all marketing services, and related benefits with respect to the One&Only Kanuhura.

        We have a management agreement to manage the recently expanded One&Only Royal Mirage Hotel in Dubai, which originally opened in August 1999. Pursuant to this agreement, we receive a management fee calculated as a percentage of revenues and gross operating profits, as defined. The management fee schedule may be renegotiated after 10 years. This management agreement expires in 2019.

Harborside at Atlantis Joint Venture

        In 1999, we formed a joint venture with Starwood Vacation Ownership, Inc. ("SVO") (formerly Vistana, Inc.) a subsidiary of Starwood, to develop a timeshare project on Paradise Island adjacent to Atlantis, Paradise Island called Harborside at Atlantis. We and SVO each hold a 50% interest in Harborside at Atlantis. As part of the joint venture, we contributed land and Vistana contributed cash based on the number of timeshare units to be developed.

Purchase Agreement between the Company and Colony

        The Purchase Agreement among KINA, as parent, GGRI, Inc., as Seller and Colony as Buyer (the "Purchase Agreement") was dated October 30, 2000. The contract was entered into between the parties to effect the Resorts Atlantic City Sale described in "Item 4. Information on the Company, (A) History and Development of the Company." The Resorts Atlantic City Sale was completed on April 25, 2001, for a purchase price of approximately $144.5 million, including accrued interest (the "Resorts Atlantic City Sale"). The proceeds received from Colony consisted of approximately $127.0 million in cash and an unsecured $17.5 million note which was paid in full in March 2002. Pursuant to the Purchase Agreement, the sale was conditioned on the approval by the New Jersey Casino Control Commission and on Colony receiving financing.

        Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the "Atlantic City Option") to acquire certain undeveloped real estate which we own, adjacent to Resorts Atlantic City, for a purchase price of $40.0 million. In February 2004, we and Colony agreed to terminate the Atlantic City Option and entered into a new agreement pursuant to which we will sell the undeveloped real estate adjacent to Resorts Atlantic City to a wholly owned subsidiary (the "Purchaser") of Colony RIH Holdings, Inc. for a purchase price of $40.0 million. The purchase price will be paid in the form of a promissory note which will mature on March 10, 2009 (the "NJ Note"). The NJ Note will begin accruing interest on September 30, 2004 at a rate of 4.0%, which such rate will step up at various intervals from the closing date of the transaction. All principal and interest due under the NJ Note will be due on March 10, 2009, which date may be accelerated by us upon certain events. The NJ Note will be secured by a first mortgage on the property sold and will be guaranteed by

Colony RIH Holdings, Inc. (the direct parent company of the Purchaser) initially in an amount limited to $20 million, which will generally increase in increments of $5 million annually. The NJ Note will also be guaranteed by Resorts International Hotel and Casino, Inc. This guarantee will go into effect when that company's outstanding public indebtedness, which is due on March 9, 2009, has been paid. The sale was completed on March 18, 2004.

NY Project Development Services Agreement

        In March 2001, TCNY entered into a Development Services Agreement with the Stockbridge-Munsee Tribe for the development of a casino project in the Catskill region of the State of New York. The Development Agreement was amended and restated in February 2002. Pursuant to the Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Catskill Project. If the development takes place, TCNY will earn a fee of 5% of revenues (as defined in the Development Agreement) as compensation for its services (subject to certain priorities), beginning with the opening of the Catskill Project and continuing for a period of twenty years.

Internet Gaming Agreement

        In February 2002, we agreed to sell 50% of Kerzner Interactive Limited to Station, who paid us a non-refundable deposit of $4.5 million in July 2002. Subsequently, this agreement was restructured and Station received an option through early January 2003 to purchase 50% of the operation in consideration for the $4.5 million previously received. Since that time, we concluded that this business would not be economically viable in the short to medium term. We discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003 and the Company and Station mutually agreed to terminate this transaction. See "Item 4. Information on the Company, (B) Business Overview—Internet Gaming" for more information.

Northampton, England Gaming License

        On April 9, 2003 we announced that we had agreed to acquire from LCI for $2.1 million a gaming license and property located in the city center of Northampton, England. We have submitted an application for a certificate of consent to the Gaming Board of Great Britain in order to transfer of the gaming license and expect this process to be completed by during the second quarter of 2004. We ultimately expect to develop and operate a new casino facility on an approximate 30,000 square foot site. The development of this facility is subject to the approval of local planning authorities.

Bahamas Union Contract Arrangements

        In the Bahamas, as of December 31, 2003, approximately 3,700 of our employees were represented by The Bahamas Hotel, Catering and Allied Workers Union. Kerzner International Bahamas Limited participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area. The association has signed a new contract with the union that will expire on January 7, 2008.

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

(E)    Taxation

Certain U.S. Federal Income Tax Considerations

        The following is a general discussion of certain U.S. federal income tax consequences to the acquisition, ownership and disposition of Ordinary Shares. For purposes of this discussion, a "U.S. Holder" means an individual citizen or resident of the U.S., a corporation or entity treated as a corporation organized under the laws of the U.S. or of any state or political subdivision thereof, or an estate or trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

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

Ownership of Ordinary Shares

        Dividends on Ordinary Shares paid to U.S. Holders will be treated as dividend income for U.S. federal income tax purposes to the extent of our undistributed current or accumulated earnings and profits as computed for U.S. federal income tax purposes. In the case of an individual U.S. Holder, such dividend income will be eligible for a maximum tax rate of 15% for dividends received before January 1, 2009, provided that such holder holds the Ordinary Shares for at least 60 days and certain other conditions are satisfied. Furthermore, such dividends will generally not be eligible for the dividends received deduction available to certain U.S. corporations under Section 243 of the Internal Revenue Code of 1986, as amended.

        We are not a "passive foreign investment company" (a "PFIC"), a "foreign personal holding company" (an "FPHC") or a "controlled foreign corporation" (a "CFC") for U.S. federal income tax purposes. We are not a CFC, since U.S. persons each owning (directly, indirectly or by attribution) 10% or more of the voting power or of our stock ("10% Shareholders") do not collectively own more than 50% of the voting power or value of our stock, or an FPHC, since it is not the case that five or fewer individuals who are U.S. citizens or residents own (directly, indirectly, or by attribution) more than 50% of the voting power or value of our stock. If more than 50% of the voting power or value of our stock were owned (directly, indirectly or by attribution) by 10% Shareholders, we would become a CFC and each such 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of a portion of our undistributed income. If more than 50% of the voting power or value of our stock were owned (directly, indirectly or by attribution) by five or fewer individuals who are citizens or residents of the U.S. and if at least 60% of our income consisted of certain interest, dividend or other enumerated types of income, we would be an FPHC. If we were an FPHC, each U.S. Holder (regardless of the amount of stock owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of our undistributed income of specified types. If our foreign ownership interests were to decrease, or if U.S. persons were to acquire a greater ownership interest in our foreign stock holders, then it is possible that we could become a CFC or FPHC if we otherwise satisfied the tests set forth above.

        We are not a PFIC because we do not anticipate that more than 75% of our annual gross income will consist of certain "passive" income or more than 50% of the average value of our assets in any year will consist of assets that produce, or are held for the production of, such passive income. If such income and asset tests were not met and we were to become a PFIC, U.S. Holders would, in certain circumstances, be required to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions" (defined to include any gain on the sale of stock).

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

(I)    Subsidiary Information

        Please refer to "Item 4. Information on the Company, (C) Organizational Structure" for a list of our significant subsidiaries. A list of our significant subsidiaries is filed with this Annual Report as Exhibit 8. See "Item 19. Exhibits."

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

        Our major market risk exposure is interest rate risk directly related to our bank debt and interest rate swaps on our fixed rate debt. For the nine months ended September 30, 2003, we had interest rate swaps on $200.0 million of our fixed rate debt. At the end of September 2003 we cancelled

$25.0 million notional amount of our interest rate swaps and accordingly, as of December 31, 2003 we had interest rate swaps on $175.0 million of our fixed rate debt. We attempt to limit our exposure to interest rate risk by managing the mix of fixed and variable rate debt, and by entering into variable interest rate swap agreements to hedge a portion of our fixed rate debt. See "Item 5. Operating and Financial Review and Prospects, (B) Liquidity and Capital Resources—Interest Rate Swap Agreements" for further discussion. These interest rate swap agreements are entered into with a number of financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss.

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

        Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. The fair value of fixed rate debt is based on the market value on the balance sheet date plus accrued interest to the last payment date. The fair value of interest rate swaps is determined from representations of financial institutions and represents the discounted future cash flows through maturity or expiration using current rates, and is effectively the amount we would pay or receive to terminate the agreements.

Interest Rate Sensitivity

        The table below provides information about the Company's derivative instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollar equivalents, which is the Company's reporting currency.

December 31, 2003 (In Thousands of Dollars) Asset (Liability)	Expected Maturity Date
								Fair Value December 31, 2003
	2004	2005	2006	2007	2008	Thereafter	Total
Fixed rate debt:
8 7/8% Notes	$—	$—	$—	$—	$—	$(400,000)	$(400,000)	$(443,915)
Interest rate swaps:
Notional amount	$—	$—	$—	$—	$—	$175,000	$175,000	$11,839
Average pay rate (a)								4.177%
Average receive rate	8.875%	8.875%	8.875%	8.875%	8.875%	8.875%		8.875%

(a)
Based on average spreads ranging from 2.95-3.02% plus six-month LIBOR.

        In connection with our interest rate swap agreements, for every 100 basis points that LIBOR increases or decreases, interest expense correspondingly changes by $1.75 million per annum.

Item 12.    Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

        As of the end of the period covered by this report, the Company's management (with the participation of its chief executive officer and chief financial officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. As part of this evaluation, we considered the nature of the adjustments made to the consolidated financial statements as a result of the restatement. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

        No change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) occurred during the year ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16.    Reserved

Item 16A.    Audit Committee Financial Expert

        Our audit committee consists of Messrs. Buckley, Marks and Siegel. The Board of Directors has determined that our audit committee does not have an "audit committee financial expert," as defined in new rules promulgated by the SEC. Although a person with such qualifications does not serve on the audit committee, the Board of Directors believes that the members of the audit committee collectively possess the knowledge and experience to oversee and assess the performance of our management and auditors, the quality of our disclosure controls, the preparation and evaluation of our financial statements and our financial reporting. Our Board of Directors also believes that the members of the audit committee collectively possess the understanding of audit committee functions necessary to diligently execute their responsibilities. Biographical information for each member of the audit committee is available in Item 6 of this Annual Report.

Item 16B.    Code of Ethics

        We have a Code of Business Conduct and Ethics applicable to all of our employees, officers and directors (including our principal executive officer and our principal financial and accounting officer). A copy of this Code of Business Conduct and Ethics is attached as Exhibit 11.2 to this Annual Report and is available in print on request. Since its adoption in 2003, there have been no amendments or waivers to this Code of Business Conduct and Ethics.

Item 16C.    Principal Accountant Fees and Services

        The following table sets forth the aggregate fees billed or to be billed to us by Deloitte & Touche LLP, our principal accountants, for the following categories of fees from each of the last two years:

	2003	2002
	(in thousands)
Audit fees	$1,025	$500
Audit-related fees (1)	982	573
Tax fees (2)	125	107

Total fees	$2,132	$1,180

(1)
Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. This category includes fees related to the performance of audits and attest services not required by statute or regulations, audits of the Company's benefit plans, additional compliance procedures related to performance of the review or audit of our financial statements, the review of prospectuses, offering memoranda, registration statements, issuance of consent letters and accounting consultations regarding the application of GAAP to proposed and current transactions.

(2)
Tax fees consist of tax compliance, tax advice and tax planning services.

        The audit committee has concluded that the provision of the non-audit services listed above is compatible with maintaining the independence of our principal accountants.

        The audit committee is responsible for making a recommendation to shareholders for appointing and removing the independent auditor, setting their compensation and overseeing their work. The audit committee has a policy for the pre-approval of all audit and permissible non-audit services provided by the independent auditor. The audit committee pre-approved 100% of the fees for 2003.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

PART III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

(A)  List of Financial Statements and Financial Statement Schedules

Item 19.    Exhibits

EXHIBITS

Exhibit Numbers	Description	Incorporation by Reference to

1.1	Restated Articles of Association of Kerzner dated as of June 26, 2001	Exhibit 1 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2000, filed on July 2, 2001, File No. 001-04226
1.2	Amendment to Restated Articles of Association of Kerzner dated as of September 24, 2001	Exhibit 3.3 to Registration Statement on Form F-4, filed on July 18, 2002, File No. 333-96705-36
1.3	Amended and Restated Memorandum of Association of Kerzner	Exhibit 3.1 to Registration Statement on Form F-4, filed on November 7, 1996, File No. 333-15409
1.4	Amendment to Memorandum of Association of Kerzner	Exhibit 3.6 to Registration Statement on Form F-4/A, filed on August 12, 2002, File No. 333-96705-36
1.5	Restated Certificate of Incorporation, as amended, of Kerzner International North America, Inc.	Exhibit 3.3 to Registration Statement on Form F-4, filed on March 20, 1997, File No. 333-23665-01
1.6	Certificate of Amendment of Restated Certificate of Incorporation of Kerzner International North America, Inc.	Exhibit 3(a)(2) to Form 10-K405 Annual Report of KINA for the fiscal year ended December 31, 1996, filed on March 20, 1997, File No. 001-04748
1.7	Certificate of Amendment of Restated Certificate of Incorporation of Kerzner International North America, Inc.	Exhibit 3.7 to Registration Statement on Form F-4/A dated August 12, 2002, in File No. 333-96705-36
1.8	Amended and Restated By-Laws of Kerzner International North America, Inc.	Exhibit 3(b) to Form 10-Q Quarterly Report of KINA for the quarter ended June 30, 1996, filed on August 7, 1996, File No. 001-04748
2.1	Form of Inter-Borrower Agreement dated as of March 10, 1997, between Kerzner and KINA	Exhibit 4(e)(4) to Form 10-K405 Annual Report of KINA for the fiscal year ended December 31, 1996, filed on March 20, 1997, File No. 001-04748
2.2(a)	Purchase Agreement dated August 9, 2001, among Kerzner and KINA, as issuers, the subsidiary guarantors party thereto, and Deutsche Banc Alex. Brown Inc., Bear Stearns & Co. Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, Fleet Securities, Inc., and The Royal Bank of Scotland PLC, as purchasers	Exhibit 2.3(a) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2001, filed on May 30, 2002, File No. 001-04226

2.2(b)	Purchase Agreement dated May 9, 2002, among Kerzner and KINA, as issuers, the subsidiary guarantors party thereto, and Bear Stearns & Co. Inc., Deutsche Bank Securities Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, J.P. Morgan Securities Inc., as initial purchasers	Exhibit 2.3(b) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2001, filed on May 30, 2002, File No.001-04226
2.2(c)	Indenture dated as of August 14, 2001, among Kerzner and KINA, as issuers, the Guarantors party thereto, and The Bank of New York, as trustee	Exhibit 2(c) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226
2.2(d)	Supplemental Indenture dated as of September 19, 2001 to Indenture dated as of August 14, 2001	Exhibit 99(a) to Form 6-K of Kerzner, filed on September 20, 2001, File No. 001-04226
2.2(e)	Second Supplemental Indenture dated as of May 20, 2002 to Indenture dated as of August 14, 2001	Exhibit 4.3 to Registration Statement on Form F-4, filed on July 18, 2002, File No. 333-96705-36
2.2(f)	Third Supplemental Indenture dated as of November 18, 2002 to Indenture dated as of August 14, 2001	Exhibit 99.2 to Form 6-K of Kerzner, filed on November 21, 2002, File No. 001-04226
2.2(g)	Fourth Supplemental Indenture dated as of May 7, 2003 to Indenture dated as of August 14, 2001	Exhibit 99(1) to Form 6-K of Kerzner, filed on June 4, 2003, File No. 001-04226
2.2(h)	Form of 8 7/8% Senior Subordinated Note due 2011	Exhibit 2(c) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226
2.2(i)	Form of Guarantee with respect to 8 7/8% Senior Subordinated Note due 2011	Exhibit 2(c) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226
2.2(j)	Registration Rights Agreement dated as of August 14, 2001, among Kerzner and KINA, as issuers, the Guarantors party thereto, and Deutsche Banc Alex. Brown Inc., Bear Stearns & Co. Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, Fleet Securities, Inc., and The Royal Bank of Scotland PLC, as initial purchasers	Exhibit 2(b) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226
2.2(k)	Registration Rights Agreement dated as of May 20, 2002, among Kerzner and KINA, as issuers, the Guarantors party thereto, and Bear Stearns & Co. Inc., Deutsche Bank Securities Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, J.P. Morgan Securities Inc., as initial purchasers	Exhibit 2.3(f) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2001, filed on May 30, 2002, File No. 001-04226
4.1	Purchase Agreement among KINA, as Parent, GGRI, as Seller and Colony as Buyer dated as of October 30, 2000	Exhibit 10 to Form 10-Q Quarterly Report of KINA for the quarter ended September 30, 2000, filed on November 14, 2000, File No. 001-04748

4.2	Promissory Note between Colony and KINA dated as of April 25, 2001	Exhibit 2 to Form 6-K of Kerzner, filed on May 8, 2001, File No. 001-04226
4.3(a)	Fourth Amended and Restated Revolving Credit Facility dated as of November 13, 2001 among Kerzner, KINA and Kerzner International Bahamas Limited, various financial institutions as Lenders, and Canadian Imperial Bank of Commerce, as administrative agent	Exhibit 10 to Form 10-Q Quarterly Report of KINA for the quarter ended September 30, 2001, filed on November 14, 2001, File No. 001-04748
4.3(b)	Letter Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of December 14, 2001	Exhibit 4.3(b) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2002, filed on June 30, 2003, File No. 001-04226
4.3(c)	First Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of May 8, 2002	Exhibit 4.21 to Registration Statement on Form F-4, filed on July 18, 2002, File No. 333-96705-36
4.3(d)	Letter Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of May 22, 2002	Exhibit 4.3(d) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2002, filed on June 30, 2003, File No. 001-04226
4.3(e)	Letter Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of August 30, 2002	Exhibit 99.1 to Form 6-K of Kerzner, filed on December 6, 2002, File No. 001-04226
4.3(f)	Second Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of November 20, 2002	Exhibit 99.2 to Form 6-K of Kerzner, filed on December 6, 2002, File No. 001-04226
4.3(g)	Third Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of May 15, 2003	Exhibit 4.3(g) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2002, filed on June 30, 2003, File No. 001-04226
4.4	Heads of Agreement dated May 26, 2003, between Kerzner and the Government of the Commonwealth of The Bahamas	Exhibit 99(2) to Form 6-K of Kerzner, filed on May 28, 2003, File No. 001-04226
4.5	Second Amended and Restated Development Services Agreement dated as of February 6, 2002 among the Stockbridge-Munsee Tribe, the Stockbridge-Munsee Tribal Gaming Authority, Trading Cove New York, LLC, KINA and Waterford Gaming Group, LLC	Exhibit 10 to Form 10-Q Quarterly Report of KINA for the quarter ended March 31, 2002, filed on May 15, 2002, File No. 001-04748
4.6	Development Services Agreement dated February 7, 1998 between the Mohegan Tribal Gaming Authority and Trading Cove Associates	Exhibit 2.1 to Form 20-F/A of Kerzner for the year ended December 31, 1997, filed on September 3, 1998, File No. 001-04226
4.7	Relinquishment Agreement dated February 7, 1998, between the Mohegan Tribal Gaming Authority and Trading Cove Associates	Exhibit 2.2 to Form 20-F/A of Kerzner for the year ended December 31, 1997, filed on September 3, 1998, File No. 001-04226

4.8	Agreement in Principle between Kerzner International Limited and Nakheel LLC, dated September 22, 2003	Filed herewith as Exhibit 4.8
4.9	Stock Purchase Agreement dated as of February 14, 2002, by and among Station Casinos, Inc., Station Online, Inc., Kerzner and Kerzner Interactive Limited	Exhibit 4.8 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2001, filed on May 30, 2002, File No. 001-04226
4.10	Registration Rights and Governance Agreement dated as of July 3, 2001, by and among Kerzner, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments PLC, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.	Exhibit C to Schedule 13-D of Mangalitsa Limited with respect to Kerzner, filed on July 13, 2001, File No. 005-48645
4.11	Omnibus Agreement dated as of July 3, 2001, by and among Kerzner, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments PLC, Rosegrove Limited, Royale Resorts Holdings Limited, Royale Resorts International Limited, Sun International Inc., Sun Hotels International, Sun Hotels Limited, World Leisure Investments Limited, Solomon Kerzner, Peter Buckley, Derek Aubrey Hawton, Sun International Management Limited (a British Virgin Islands company), Cement Merchants SA, Sun International Management Limited (a Swiss company), Sun International Management (UK) Limited, Hog Island Holdings Limited and Mangalitsa Limited	Exhibit 10.9 to Registration Statement on Form F-4, filed on September 21, 2001, File No. 333-69780
4.12	Supplemental Agreement to the Original Shareholders' Agreement and to the Rosegrove Shareholders Agreement dated as of July 3, 2001, by and among Kersaf Investments Limited, Sun International Inc., Kerzner, Royale Resorts Holdings Limited, World Leisure Investments Limited, Sun Hotels Limited, World Leisure Group Limited, Royale Resorts International Limited, Caledonia Investments PLC, Solomon Kerzner, Sun International Management Limited (a British Virgin Islands company), Rosegrove Limited, Sun International Management Limited (a Swiss company), Mangalitsa Limited and Hog Island Holdings Limited	Exhibit A to Schedule 13-D of Mangalitsa Limited with respect to Kerzner, filed on July 13, 2001, File No. 005-48645
4.13	Irrevocable Proxy Agreement dated as of July 3, 2001, by and among Kerzner, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments PLC, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.	Exhibit B to Schedule 13-D of Mangalitsa Limited with respect to Kerzner, filed on July 13, 2001, File No. 005-48645

4.14	Trade Name and Trademark Agreement dated as of July 3, 2001, by and among Kerzner, Sun International Investments Limited and World Leisure Group Limited, as Assignors, and Sun International Management Limited, as Assignee	Exhibit 10.12 to Registration Statement on Form F-4, filed on September 21, 2001, File No. 333-69780
4.15	Promissory Note dated July 3, 2001 between Royale Resorts Holdings Limited, as Maker, and Kerzner, as Payee	Exhibit 10.13 to Registration Statement on Form F-4, filed on September 21, 2001, File No. 333-69780
4.16	Stock Pledge Agreement dated as of July 3, 2001, between Royale Resorts Holdings Limited, as Pledgor, and Kerzner	Exhibit 10.14 to Registration Statement on Form F-4, filed on September 21, 2001, File No. 333-69780
4.17	Settlement Agreement dated as of November 1, 2002, by and among Kerzner, Kersaf Investments Limited, Royale Resorts Holdings Limited, Sun International Management Limited, World Leisure Group Limited, Caledonia Investments PLC, Mangalitsa Limited and Cement Merchants SA	Exhibit 99.2 to Form 6-K of Kerzner, filed on November 8, 2002, File No. 001-04226
4.18	Kerzner Deferred Compensation Plan	Exhibit 99.1 to Registration Statement on Form S-8, filed on October 11, 2002, File No. 333-100522
4.19	KINA Retirement Savings Plan, dated January 1, 2000	Exhibit 10(c) to Form 10-K Annual Report of KINA for the year ended December 31, 2000, filed on April 17, 2001, File No. 001-04748
4.20	Plantation, Florida Lease Agreement	Exhibit 4.19 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2002, filed on June 30, 2003, File No. 001-04226
4.21	Kerzner International Limited 2003 Stock Incentive Plan	Filed herewith as Exhibit 4.21
4.22	Master Agreement among Kerzner International North America, Inc., Colony RIH Holdings, Inc., Resorts International Hotel and Casino, Inc., Resorts Real Estate Holdings, Inc., Resorts International Hotel, Inc. and New Pier Operating Company, Inc., dated as of February 1, 2004.	Filed herewith as Exhibit 4.22
4.23	Purchase and Sale Agreement by and between Kerzner International North America, Inc., as Seller, and Resorts Real Estate Holdings, Inc., as Purchaser, dated as of February 1, 2004.	Filed herewith as Exhibit 4.23
6	Computation of earnings per share	Incorporated by reference to Note 2 of the Notes to the Consolidated Financial Statements
8	Subsidiaries of Kerzner	Filed herewith as Exhibit 8
11.1	Kerzner Audit Committee Charter	Filed herewith as Exhibit 11.1
11.2	Kerzner Code of Business Conduct and Ethics	Filed herewith as Exhibit 11.2

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith as Exhibit 12.1
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith as Exhibit 12.2
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith as Exhibit 13.1
14.1	Consent of Deloitte & Touche LLP	Filed herewith as Exhibit 14.1
14.2	Consent of PricewaterhouseCoopers LLP	Filed herewith as Exhibit 14.2
14.3	Consent of Ernst & Young LLP	Filed herewith as Exhibit 14.3
14.4	Trading Cove Associates financial statements December 31, 2003, 2002 and 2001	Filed herewith as Exhibit 14.4

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KERZNER INTERNATIONAL LIMITED
Date: March 30, 2004	By:	/s/ JOHN R. ALLISON
	Name:	John R. Allison
	Title:	Executive Vice President—Chief Financial Officer

KERZNER INTERNATIONAL LIMITED

Consolidated Financial Statements as of December 31, 2003 and 2002
and for the Three Years Ended December 31, 2003

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Kerzner International Limited:

        We have audited the accompanying consolidated balance sheets of Kerzner International Limited and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We did not audit the financial statements of Trading Cove Associates ("TCA"), the Company's investment in which is accounted for by use of the equity method, for the years ended December 31, 2003, 2002 and 2001. The Company's equity of $14.4 million and $8.9 million in TCA's net assets at December 31, 2003 and 2002, respectively, and of $34.0 million, $30.1 million and $24.3 million in TCA's net income for the years ended December 31, 2003, 2002, and 2001 are included in the accompanying consolidated financial statements. The financial statements of TCA were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors. We also did not audit the financial statements of Resorts International Hotel, Inc. (a consolidated subsidiary during the period from January 1, 2001 to April 24, 2001), which statements reflect total revenues constituting 11% of consolidated net revenues for the year ended December 31, 2001. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Resorts International Hotel, Inc. for 2001, is based solely on the report of such other auditors.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kerzner International Limited and subsidiaries, as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets effective January 1, 2002 to conform with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

        As discussed in Note 2, the accompanying 2002 and 2001 consolidated financial statements have been restated.

DELOITTE & TOUCHE LLP

Parsippany, New Jersey
March 29, 2004

Report of Independent Auditors

The Board of Directors
Resorts International Hotel, Inc.

        We have audited the statements of operations and accumulated deficit and cash flows of Resorts International Hotel, Inc., a wholly owned subsidiary of Kerzner International North America, Inc. (formerly Sun International North America, Inc.), which is a wholly owned subsidiary of Kerzner International Limited, for the period from January 1, 2001 to April 24, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Resorts International Hotel, Inc., a wholly owned subsidiary of Kerzner International North America, Inc. (formerly Sun International North America, Inc.) for the period from January 1, 2001 to April 24, 2001, in conformity with accounting principles generally accepted in the United States.

                      /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
February 1, 2002, except for
Note 9, as to which the date
is January 31, 2003

KERZNER INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except per share data)

	December 31,
	2003	2002
		(as restated, see Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$60,232	$34,012
Restricted cash	1,445	4,842
Trade receivables, net	38,397	43,114
Due from affiliates	13,949	21,013
Inventories	10,418	8,969
Prepaid expenses and other assets	15,360	14,312

Total current assets	139,801	126,262
Property and equipment, net	1,154,004	1,112,375
Notes receivable	—	13,720
Due from affiliates—non-current	34,842	24,379
Deferred tax asset, net	10,473	6,119
Deferred charges and other assets, net	33,656	36,298
Investments in associated companies	83,152	75,886

Total assets	$1,455,928	$1,395,039

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$304	$275
Accounts payable and accrued liabilities	172,233	145,724
Capital creditors	4,639	1,538

Total current liabilities	177,176	147,537
Deferred revenue	14,652	18,028
Other long-term liabilities	7,290	2,697
Long-term debt, net of current maturities	417,220	497,756

Total liabilities	616,338	666,018

Commitments and contingencies (Note 23)
Shareholders' equity:
Ordinary shares, $.001 par value	37	35
Capital in excess of par	744,246	703,050
Retained earnings	268,411	196,839
Accumulated other comprehensive loss	(7,736)	(8,134)
Deferred compensation	(2,599)	—

	1,002,359	891,790
Treasury stock	(162,769)	(162,769)

Total shareholders' equity	839,590	729,021

Total liabilities and shareholders' equity	$1,455,928	$1,395,039

The accompanying notes are an integral part of these consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except per share data)

	For the Year Ended December 31,
	2003	2002	2001
		(As restated, see Note 2)
Revenues:
Gaming	$138,587	$129,916	$188,907
Rooms	188,235	184,776	180,569
Food and beverage	130,879	131,377	128,392
Tour operations	40,790	41,063	36,348
Real estate related	—	—	9,771
TCA development and other fees	1,755	1,326	2,873
Management, development and other fees	13,422	10,396	9,410
Other revenues	68,424	65,618	57,939
Insurance recovery	2,819	1,100	2,000

Gross revenues	584,911	565,572	616,209
Less: promotional allowances	(23,579)	(22,210)	(40,773)

Net revenues	561,332	543,362	575,436

Cost and expenses:
Gaming	63,283	63,746	96,431
Rooms	33,395	33,381	30,538
Food and beverage	89,502	88,560	86,495
Tour operations	35,406	36,767	32,041
Other operating expenses	85,175	81,116	89,146
Real estate related	—	—	2,865
Selling, general and administrative	100,837	91,460	89,064
Corporate expenses	37,260	29,227	25,106
Depreciation and amortization	55,782	55,486	51,010
Gain on replacement of damaged assets	(2,514)	—	—
Restructuring costs (reversal)	—	(1,000)	5,732
Pre-opening expenses	—	—	2,280
Gain on net assets held for sale	—	—	(2,232)

Cost and expenses	498,126	478,743	508,476
Relinquishment fees—equity earnings in TCA	33,960	30,041	24,263

Income from operations	97,166	94,660	91,223

Other income (expense):
Interest income	3,394	3,419	5,301
Interest expense, net of capitalization	(29,264)	(39,104)	(60,375)
Equity in earnings (losses) of associated companies	(320)	(5,209)	2,210
Gain on settlement of territorial and other disputes	1,479	14,459	—
Loss on early extinguishment of debt	—	(20,525)	—
Other, net	(686)	60	—

Other expense, net	(25,397)	(46,900)	(52,864)

Income from continuing operations before provision for income taxes and minority interest	71,769	47,760	38,359
Provision for income taxes	(162)	(96)	(1,090)
Minority interest	(1,340)	—	—

Income from continuing operations	70,267	47,664	37,269
Income (loss) from discontinued operations, net of income tax effect	1,305	(8,061)	(4,608)

Net income	$71,572	$39,603	$32,661

Basic earnings per share:
Income from continuing operations	$2.46	$1.71	$1.39
Income (loss) from discontinued operations	0.04	(0.29)	(0.18)

Earnings per share—basic	$2.50	$1.42	$1.21

Weighted average number of shares outstanding-basic	28,575	27,891	26,885
Diluted earnings per share:
Income from continuing operations	$2.39	$1.67	$1.34
Income (loss) from discontinued operations	0.05	(0.28)	(0.17)

Earnings per share—diluted	$2.44	$1.39	$1.17

Weighted average number of shares outstanding-diluted	29,377	28,544	27,826

        The accompanying notes are an integral part of these consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2003, 2002 and 2001

(In thousands of US dollars)

	Ordinary Shares				Accumulated Other Comprehensive Income (Loss)
			Capital in Excess of Par	Retained Earnings		Treasury Stock	Deferred Compensation	Total Shareholders' Equity	Comprehensive Income (Loss) for the Period
	Shares	Amount
Balance at December 31, 2000, as originally reported	33,874	$34	$680,784	$129,321	$(5,543)	$(162,769)	$—	$641,827
Prior period adjustment	—	—	—	(4,746)	—	—	—	(4,746)

Balance at December 31, 2000*	33,874	34	680,784	124,575	(5,543)	(162,769)	—	637,081

Translation reserves	—	—	—	—	(3,010)	—	—	(3,010)	$(3,010)
Exercise of share options	556	—	7,930	—	—	—	—	7,930	—
Net income	—	—	—	32,661	—	—	—	32,661	32,661

Balance at December 31, 2001*	34,430	34	688,714	157,236	(8,553)	(162,769)	—	674,662	29,651

Translation reserves	—	—	—	—	419	—	—	419	419
Exercise of share options	808	1	14,701	—	—	—	—	14,702	—
Repurchase of ordinary shares	(16)	—	(365)	—	—	—	—	(365)	—
Net income	—	—	—	39,603	—	—	—	39,603	39,603

Balance at December 31, 2002*	35,222	35	703,050	196,839	(8,134)	(162,769)	—	729,021	40,022

Translation reserves	—	—	—	—	398	—	—	398	398
Exercise of share options	2,074	2	39,005	—	—	—	—	39,007	—
Repurchase of ordinary shares	(13)	—	(408)	—	—	—	—	(408)	—
Issuance of Restricted Share Awards	73	—	2,599	—	—	—	(2,599)	—	—
Net income	—	—	—	71,572	—	—	—	71,572	71,572

Balance at December 31, 2003	37,356	$37	$744,246	$268,411	$(7,736)	$(162,769)	$(2,599)	$839,590	$71,970

*
Activity for the years ended December 31, 2001 and 2002 and balances as of December 31, 2000, 2001 and 2002 have been restated. See Note 2—Restatement and Reclassification for further discussion of this restatement.

The accompanying notes are an integral part of these consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	For the Year Ended December 31,
	2003	2002	2001
		(As restated, see Note 2)
Cash flows from operating activities:
Net income	$71,572	$39,603	$32,661
(Income) loss on discontinued operations, net of income tax effect	(1,305)	8,061	4,608
Loss on early extinguishment of debt	—	20,525	—
Depreciation and amortization	55,782	55,486	51,010
Amortization of debt issuance costs, premiums and discounts	1,217	1,868	4,202
Gain on net assets held for sale	—	—	(2,232)
Gain on insurance proceeds received for replaced assets	(2,514)	—	—
Loss on disposition of other assets	451	227	760
Equity in (earnings) losses of associated companies, net of dividends received	(3,646)	5,980	(2,021)
Provision for doubtful receivables	1,326	3,204	6,355
Deferred income tax benefit	(11,732)	(8,184)	(3,874)
Net change in working capital accounts:
Restricted cash	75	101	30
Trade receivables	(619)	(8,754)	1,007
Due from affiliates	6,764	(5,166)	150
Inventories and prepaid expenses and other assets	(2,506)	(9,086)	5,275
Accounts payable and accrued liabilities	16,996	13,753	2,538
Net change in other balance sheet accounts:
Deferred revenue	(3,376)	18,028	—
Deferred charges and other assets	785	(3,781)	(529)
Long-term liabilities	1,674	2,866	—
Other	1,199	158	2,107

Net cash provided by continuing operations	132,143	134,889	102,047
Cash provided by (used in) discontinued operations	523	(7,619)	(7,379)

Net cash provided by operating activities	132,666	127,270	94,668

Cash flows from investing activities:
Payments for property and equipment, net of insurance proceeds received	(50,849)	(39,524)	(67,590)
Net proceeds from the sale of other assets	1,099	126	2,547
Acquisition of tour operator, net of cash acquired	1,384	—	—
Acquisition of assets from Club Méditerranée (Bahamas) Limited	(20,049)	—	—
Deposit and purchase of land and casino license	(6,147)	—	—
Purchase of notes receivable	—	(13,704)	—
Proceeds received from sale of Resorts Atlantic City, net	—	—	123,514
Proceeds received for repayment of notes receivable	13,409	18,018	12,000
Deposits received	1,250	4,500	—
Advances to affiliates, net of repayments	(12,053)	(258)	(8,695)
Acquisition of equity interest in associated companies	—	(40,812)	(3,768)
Deferred contract acquisition costs	(2,115)	(214)	—
Sale of debt and equity interest in the One&Only Kanuhura	1,464	—	—
Other	—	(278)	(432)

Net cash (used in) provided by investing activities	(72,607)	(72,146)	57,576

Cash flows from financing activities:
Proceeds from exercise of share options	39,007	14,702	7,930
Proceeds from issuance of debt	—	206,000	200,000
Borrowings	29,600	111,000	103,500
Repurchase of ordinary shares	(408)	(365)	—
Debt issuance and modification costs	(140)	(4,665)	(8,805)
Early redemption of debt	—	(313,135)	—
Repayment of borrowings	(101,898)	(63,283)	(448,732)

Net cash used in financing activities	(33,839)	(49,746)	(146,107)

Increase in cash and cash equivalents	26,220	5,378	6,137
Cash and cash equivalents at beginning of period	34,012	28,634	22,497

Cash and cash equivalents at end of period	$60,232	$34,012	$28,634

Supplemental disclosure of cash flow and non-cash investing and financing activities:

	For the Year Ended December 31,
	2003	2002	2001
		(As restated, see Note 2)
Interest paid	$27,914	$37,586	$43,644
Income taxes paid	4,166	1,871	5,166
Promissory Note issued by Colony in connection with the
Resorts Atlantic City Sale	—	—	17,500
Change in fair value of interest rate swap agreements	7,735	25,077	5,503
Equipment acquired under capital lease obligations	—	438	16
Note payable and taxes related to Club Méditerranée (Bahamas)
Limited in connection with asset acquisition	18,500	—	—

The accompanying notes are an integral part of these consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Basis of Presentation

Organization

        Kerzner International Limited ("Kerzner") an international resort and gaming company, was incorporated in 1993 under the laws of the Commonwealth of The Bahamas. In these notes to consolidated financial statements, the words "Company," "we," "our" and "us" refer to Kerzner together with its subsidiaries as the context may require.

        We are a leading developer and operator of premier destination resorts, luxury resort hotels and gaming properties worldwide. In our destination resort business, we own and operate the Atlantis, Paradise Island resort and casino complex ("Atlantis, Paradise Island") located in The Bahamas. In our gaming business, we developed and earn revenue from the Mohegan Sun Casino located in Uncasville, Connecticut. Our gaming business also includes the costs associated with the potential development of a casino complex located in the greater London area and in Northampton, United Kingdom. In our luxury resort hotel business, we operate nine beach resorts at locations in Mauritius, the Maldives, Dubai, Mexico, and The Bahamas.

        Prior to April 25, 2001, we owned a resort and casino property in Atlantic City, New Jersey ("Resorts Atlantic City"), and we completed the sale of Resorts Atlantic City to an unaffiliated entity on April 25, 2001. During 2002, we operated an Internet gaming venture through a subsidiary, Kerzner Interactive Limited ("Kerzner Interactive"). The operations of Kerzner Interactive were discontinued during the first quarter of 2003. As a result, the operating results of Kerzner Interactive for the years ended December 31, 2002 and 2001 have been reclassified to loss from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations.

Destination Resorts

The Bahamas

        Through certain of our Bahamian subsidiaries, we own and operate Atlantis, Paradise Island, our flagship property. Atlantis, Paradise Island is an ocean-themed destination casino resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island features three interconnected hotel towers, the Royal Tower, the Coral Tower and the Beach Tower. Atlantis, Paradise Island also has a full service marina and an extensive marine environment that includes the world's largest open-air aquarium. We also own and operate a water plant and other improvements on Paradise Island.

        In 1999, through one of our Bahamian subsidiaries, we formed a joint venture with Vistana, Inc., now known as Starwood Vacation Ownership ("Starwood Vacation"), a subsidiary of Starwood Hotels and Resorts Worldwide Inc. ("Starwood"), to develop a timeshare project on Paradise Island adjacent to Atlantis, Paradise Island ("Harborside at Atlantis"). Starwood Vacation and the Company each own a 50% interest in the joint venture. Construction was completed by February 2001 and sales of the timeshare units began in May 2000. Our share of earnings (losses) from Harborside at Atlantis is included in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations. In addition, we earn fees for marketing, administrative and development services provided to Harborside at Atlantis, which are included in management and other fees in the accompanying consolidated statements of operations.

        On May 27, 2003, we announced that we had reached a new Heads of Agreement with the Bahamian Government with respect to the Atlantis, Paradise Island expansion on Paradise Island (the "Phase III Expansion"). The Phase III Expansion is divided into two parts, ("Phase III-A and Phase

III-B"). Phase III-A began in late 2003 and is expected to be completed in 2005. Phase III-B, if we determine to pursue this phase, would commence in late 2004 and would be expected to be completed in late 2006.

Dubai

        On September 22, 2003, we announced that we have agreed to form a joint venture with Nakheel LLC, an entity owned by the Government of Dubai, to develop Atlantis, The Palm. The first phase is to include a resort and an extensive water theme park situated on prime beachfront. Atlantis, The Palm will be located on The Palm, Jumeirah, land reclamation project in Dubai, United Arab Emirates. The agreement provides for additional land available for future development.

Gaming

Connecticut

        We own a 50% interest in, and are a managing partner of, Trading Cove Associates ("TCA"), a Connecticut general partnership that developed and, until January 1, 2000, managed Mohegan Sun, a casino and entertainment complex in Uncasville, Connecticut. TCA managed Mohegan Sun from its opening in October 1996 to December 31, 1999 pursuant to a management agreement (the "Management Agreement"). In 1998, the Mohegan Tribe of Indians of Connecticut (the "Mohegan Tribe") appointed TCA to develop a $1.0 billion expansion of Mohegan Sun for a development fee of $14.0 million. In addition, TCA and the Mohegan Tribe entered into an agreement (the "Relinquishment Agreement") pursuant to which effective January 1, 2000, TCA turned over management of Mohegan Sun to the Mohegan Tribe. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and, commencing January 1, 2000, TCA receives payments of five percent of the gross revenues of Mohegan Sun for a 15-year period. For seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the profits it receives each year pursuant to the Relinquishment Agreement as a priority payment prior to making pro rata distributions to its partners.

        As noted above, in 1998, the Mohegan Tribe appointed TCA to develop its proposed expansion of the Mohegan Sun Casino pursuant to a development services agreement (the "TCA Development Agreement"). In turn, TCA subcontracted with an affiliate of the Company pursuant to a subcontract development services agreement (the "Subcontract Agreement"), which was later assigned to the Company. In consideration for the services to be provided under the Subcontract Agreement, TCA pays a fee to the Company. These fees are included within TCA development and other fees in the accompanying consolidated statement of operations. See Note 3—Summary of Significant Accounting Policies—Revenue Recognition for further discussion.

        We are one of two managing partners of TCA. All decisions of the managing partners require the concurrence of us and the other managing partner, Waterford Gaming, L.L.C. In the event of deadlock there are mutual buy-out provisions.

        The Company's investment in TCA is reflected within investments in associated companies in the accompanying consolidated balance sheets. Equity earnings from TCA are reflected within relinquishment fees—equity earnings in TCA as a component of operating income in the accompanying consolidated statement of operations.

One&Only

        In December 2002, we began to operate and market certain of our luxury resort hotels which are managed and/or owned under the "One&Only" brand in connection with our corporate name change. One&Only emphasizes the uniqueness of each of the respective properties in the luxury resort market and consists of a collection of premier properties that primarily operate in the five-star, deluxe end of the resort market. These One&Only managed properties are located in The Bahamas, Mauritius, Dubai, Mexico and the Maldives. We also have three properties under development or renovation, which will be managed as One&Only properties, located in the Victoria & Alfred Waterfront in Cape Town, South Africa, the Kaafu Atoll in the Maldives and in Havana, Cuba. We currently market six of our nine luxury resorts under the One&Only brand.

        We manage the resorts in Mauritius, Dubai, the Maldives and Mexico, under long-term management contracts and receive management fees based upon a percentage of the revenues and adjusted gross operating profits of these properties. Such amounts are included in management and other fees in the accompanying consolidated statements of operations. Our share of earnings or losses from the properties resulting from our ownership interests in Mauritius, the Maldives, and Mexico are included in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations.

The Bahamas

        In Paradise Island, The Bahamas, we own and operate the One&Only Ocean Club, a high end luxury resort hotel. In 2000, we completed construction of an addition to the One&Only Ocean Club, as well as Dune, a beachfront restaurant operated by well-known restaurateur Jean-Georges Vongerichten. In addition, we completed the Tom Weiskopf-designed championship Ocean Club Golf Course and Clubhouse, which opened to the public in January 2001. In connection with the Phase III Expansion, we are currently constructing three luxury villas which we expect to be completed by the summer of 2004.

Mauritius

        In Mauritius, we manage and own interests in five beach resorts ("Mauritius Resorts") including the One&Only Le Saint Géran Hotel, the One&Only Le Touessrok Hotel, La Pirogue, Le CoCo Beach and Sugar Beach Resort Hotel. Through June 16, 2000, we owned a 22.8% interest in Sun Resorts Limited ("SRL"), the company that owns the Mauritius Resorts. Effective June 16, 2000, SRL issued additional shares of stock under a rights issue in which we did not exercise our rights, effectively reducing our ownership interest to 20.4%. Additionally, during 2003 and 2002, La Pirogue and the One&Only Le Touessrok, respectively, went through a major redevelopment.

The Maldives

        In the Maldives, located approximately 600 miles southwest of the southern tip of India, we manage the One&Only Kanuhura Resort & Spa (the "One&Only Kanuhura"), a luxury resort located on Kanuhura Island. Effective August 1, 2001, we acquired a 25% ownership interest in Kanuhura for approximately $3.8 million. Effective January 1, 2003, we own a 20% interest in Kanuhura as we sold 20% of our interest in the One&Only Kanuhura to SRL. During 2002, we entered into management and development agreements for a luxury resort hotel to be constructed in The Maldives, on Medhufinolhu Island in the North Malé Atoll ("Kaafu Atoll"), that we expect to open in 2005.

        See Note 16—Related Party Transactions—Extension of Mauritius Management Contracts, for discussion of an agreement with SRL entered into in connection with the management of resorts in Mauritius and the Maldives.

Dubai

        In Dubai, we manage the One&Only Royal Mirage. In December 2002, we completed a major expansion of the One&Only Royal Mirage.

Mexico

        In Mexico, we manage and own a 50% interest in the One&Only Palmilla Resort, a luxury resort located in Baja, Mexico near Cabo San Lucas. During 2002, we acquired our interest in the resort and entered into long-term management and development agreements for the property. In April 2003, the One&Only Palmilla Resort commenced an expansion project that increased the room count and significantly upgraded the amenities and public areas offered by the resort. The expansion was completed in early 2004 and was financed by the One&Only Palmilla Resort through local project financing, which is supported by a $46.5 million guarantee from Kerzner, and, to a lesser extent, through subordinated advances from Kerzner. See Note 23—Commitments and Contingencies.

New York

        Through Kerzner New York, Inc. ("KNY"), a wholly owned subsidiary, we own 50% of Trading Cove New York, LLC ("TCNY"), a Delaware limited liability company. TCNY is managed by KNY and Waterford Development New York, LLC. In March 2001, TCNY entered into a development services agreement (the "TCNY Development Agreement") with the Stockbridge-Munsee band of Mohican Indians ("Stockbridge-Munsee Tribe") for the development of a casino project (the "Catskill Project") in the Catskill region of the State of New York (the "State"). The TCNY Development Agreement was amended and restated in February 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in the State but is federally recognized and operates a casino on its reservation in Wisconsin. The Stockbridge-Munsee Tribe has land claim litigation pending in the US District Court for the Northern District of New York (the "Court") against the State to recover lands within the state that it alleges were wrongfully taken from the tribe. The Court had stayed the litigation since April 1995, but in July 2003, the Court lifted the stay in an effort to advance the litigation. Presently, there are cross motions for summary judgment filed by the parties concerning procedural jurisdictional issues, which motions are being considered by the Court.

        Pursuant to the TCNY Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Catskill Project. If the Catskill Project is approved, TCNY will earn a fee of 5% of revenues as compensation for these services, as defined in the Development Agreement, beginning with the opening of the Catskill Project and continuing for a period of twenty years. TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, County of Sullivan (the "County"), of which approximately 333 acres are currently designated for the Catskill Project. In February 2002, the Tribe filed a Land to Trust Application with the US Department of the Interior, Bureau of Indian Affairs (the "BIA"), for the Catskill Project site properties. Should the BIA approve the Land to Trust Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

        In October 2001, the State enacted legislation authorizing up to three Class III Native American casinos in the counties of Sullivan and Ulster and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by the State and applicable Native American tribes (Chapter 383 of the Laws of 2001). In January 2002, a lawsuit was filed in the Supreme Court of the State of New York (the "Supreme Court") (Index No. 719-02) by various plaintiffs against New York Governor George Pataki, the State of New York and various other defendants alleging that Chapter 383 of the Laws of 2001 violates the New York State Constitution. Motions to dismiss the litigation were filed in April 2002. In July 2003, the Supreme Court issued a ruling upholding the validity of Chapter 383 of the Laws of 2001. The plaintiffs have appealed that decision to the Appellate Division of the New York Supreme Court.

        In January 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the Project may have on the County and other local government subdivisions within the County. The payments will not commence until after the opening of the Catskill Project.

        The Catskill Project is contingent upon the receipt of numerous federal, state and local approvals by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with the State, which approvals are beyond the control of TCNY. The State has yet to enter into negotiations with the Stockbridge-Munsee Tribe to settle the tribe's land claim nor has the State engaged in compact negotiations with the tribe to establish a casino in the State. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe or whether the project will be completed.

        The Company's investment in TCNY is reflected within investments in associated companies in the accompanying consolidated balance sheets.

Note 2—Restatement and Reclassifications

        Subsequent to the issuance of its December 31, 2002 consolidated financial statements, the Company determined that it was necessary to restate its consolidated financial statements as of December 31, 2002 and for the two years then ended.

        During 2003, the Company reviewed the accounting treatment with respect to the disposition of Resorts Atlantic City in 2001. The Company completed the sale of Resorts Atlantic City on April 25, 2001 (see Note 4—Business Acquisitions and Dispositions, Sale of Resorts Atlantic City in the accompanying notes to consolidated financial statements). The financial results of Resorts Atlantic City from the period January 1, 2001 to April 24, 2001 were previously excluded from our reported consolidated statement of operations for the year ended December 31, 2001. In connection with the restatement, the accompanying consolidated statement of operations for the year ended December 31, 2001 now includes Resorts Atlantic City's financial results from January 1, 2001 to April 24, 2001. The net loss incurred by Resorts Atlantic City for the period from January 1, 2001 to April 24, 2001 of $4.9 million is included within the accompanying consolidated statement of operations together with a gain on net assets held for sale, resulting in no impact on consolidated net income for the year ended December 31, 2001 from this adjustment.

        The Company has also made certain reclassifications and adjustments related to its investment in TCA. As the Company accounts for its investment in TCA under the equity method of accounting, the Company has reclassified amounts related to its investment in TCA as of December 31, 2002 and 2001 that had previously been included in deferred charges and other assets and due from affiliates-current to investment in associated companies in the accompanying consolidated balance sheets in order to properly state our investment in TCA. We record equity income from TCA in "relinquishment fees—equity earnings in TCA" as a component of operating income in the accompanying consolidated statements of operations. Amounts earned under the TCA Development Agreement are included in "TCA development and other fees" in the accompanying consolidated statements of operations. The Company has reclassified such amounts previously reported within management and other fees to relinquishment fees—equity earnings in TCA and TCA development and other fees due to the significance of the amounts earned from TCA and to reclassify the equity earnings from TCA from revenues to a component of operating income. In addition, during the years ended December 31, 2002 and 2001, we made adjustments to relinquishment fees in order to properly state the amount of equity earnings from TCA as a result of the impact on our consolidated financial statements from the restatement of TCA's financial statements. The restatement of TCA's financial statements was announced on May 21, 2003 and the primary effect of the restatement was to recognize as an expense certain contractual liabilities owed to its partners and their affiliates for prior services performed under contract. Such adjustments included a reclassification from amortization expense in order to properly state our earnings from TCA.

        The Company has also made certain other adjustments and reclassifications to its historically reported consolidated balance sheets and statements of operations. With respect to the consolidated statements of operations, these other adjustments include reclassifying the Company's equity loss from TCNY from selling, general and administrative expenses to equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations for the year ended December 31, 2001, adjustments made to selling, general and administrative expenses and corporate expenses in order to correct for the understatement of operating expenses, partially offset by a correction of bad debt expense.

        Certain other balance sheet adjustments and reclassifications as of December 31, 2002 and 2001 include the reclassification of certain employee notes receivable from trade receivables to deferred charges and other assets, the reclassification of certain affiliated receivables from trade receivables to due from affiliates, an adjustment to correct for the overstatement of the allowance for doubtful accounts, an adjustment to land to correct the carrying value of certain land improperly recorded at the time of land acquisition in 1996 and adjustments to accounts payable and accrued liabilities primarily related to the elimination of certain liabilities originally established at the time of land acquisition in 1996.

        The following table details the prior period cumulative effect on retained earnings, that was primarily a result of the under recording of depreciation expense and the effect of the adjustments on our consolidated financial statements from the TCA restatement.

Reconciliation of Accumulated Deficit

        (in thousands of US dollars)

Beginning retained earnings December 31, 2000, as previously reported	$129,321
Prior period adjustment	(4,746)

Beginning retained earnings at December 31, 2000, as restated	$124,575

        The Company has made other reclassifications to its consolidated financial statements in addition to those resulting from the restatement. Other reclassifications include the reclassification of certain expenses from corporate expenses to selling, general and administrative expenses in order to conform to our 2003 presentation. Further, pursuant to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections", the Company has reclassified the $20.5 million extraordinary loss related to the early extinguishment of our 8 5/8% Senior Subordinated Notes and our 9% Senior Subordinated Notes recognized during the year ended December 31, 2002 to other expense in the accompanying consolidated statements of operations.

        Also, we have made certain changes with respect to our presentation of the operating results for Kerzner Interactive. During the first quarter of 2003, the Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive. The operating results of Kerzner Interactive for the years ended December 31, 2002 and 2001 have been reclassified to loss from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations based on the decision in the first quarter of 2003 to discontinue that business.

        The consolidated financial statements for the years ended December 31, 2002 and 2001 have been restated to incorporate these adjustments and reclassifications. The following tables are comparisons of the Company's consolidated balance sheet as of December 31, 2002 and the consolidated statements of operations for the years ended December 31, 2002 and 2001, as previously reported and as restated.

	As Previously Reported	Adjustments		As Restated
ASSETS
Current assets:
Cash and cash equivalents	$34,012	$—		$34,012
Restricted cash	4,842	—		4,842
Trade receivables, net	44,971	(1,857	)(a)	43,114
Due from affiliates	28,042	(7,029	)(b)	21,013
Inventories	8,969	—		8,969
Prepaid expenses and other assets	14,312	—		14,312

Total current assets	135,148	(8,886)		126,262
Property and equipment, net	1,128,375	(16,000	)(c)	1,112,375
Notes receivable	13,720	—		13,720
Due from affiliates—non-current	24,379	—		24,379
Deferred tax asset, net	6,119	—		6,119
Deferred charges and other assets, net	35,098	1,200	(d)	36,298
Investment in associated companies	66,939	8,947	(e)	75,886

Total assets	$1,409,778	$(14,739)		$1,395,039

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$275	$—		$275
Accounts payable and accrued liabilities	156,171	(10,447	)(f)	145,724
Capital creditors	1,538	—		1,538

Total current liabilities	157,984	(10,447)		147,537

Deferred revenue	18,028	—		18,028
Other long-term liabilities	2,697	—		2,697
Long-term debt, net of current maturities	497,756	—		497,756

Total liabilities	676,465	(10,447)		666,018

Shareholders' equity:
Ordinary shares, $.001 par value	35	—		35
Capital in excess of par	703,050	—		703,050
Retained earnings	201,131	(4,292	)(g)	196,839
Accumulated other comprehensive loss	(8,134)	—		(8,134)

	896,082	(4,292)		891,790
Treasury stock	(162,769)	—		(162,769)

Total shareholders' equity	733,313	(4,292)		729,021

Total liabilities and shareholders' equity	$1,409,778	$(14,739)		$1,395,039

(a)
Amount relates to the reclassification of certain employee notes receivable to deferred charges and other assets as a result of the long-term nature of these notes receivable, certain amounts related to Harborside at Atlantis, reclassified to due from affiliates in order to properly classify this as an affiliated receivable and an adjustment to correct for the overstatement of the allowance for doubtful accounts.

(b)
Amount relates to the reclassification of TCA relinquishment fees from due from affiliates to investment in associated companies in order to properly state our investment in TCA, the reclassification of amounts due from Harborside at Atlantis as discussed in (a) and an adjustment to correct for the overstatement of an allowance on an amount due from an affiliate.

(c)
Amount reflects the correction of the carrying value of certain land improperly recorded at the time of land acquisition in 1996.

(d)
Amount relates to the reclassification of certain employee notes receivable from trade receivables, net as a result of the long-term nature of these notes receivable and the reclassification of amounts related to TCA from deferred charges and other assets, net in order to properly state our investment in TCA.

(e)
Amount relates to the reclassification of amounts related to TCA from deferred charges and other assets, net, as discussed in (d) and from due from affiliates as discussed in (b) in order to properly state our investment in TCA.

(f)
Amount primarily relates to the elimination of certain liabilities improperly established at the time of land acquisition in 1996.

(g)
The following table describes the components of the cumulative effect on retained earnings (in thousands of U.S. dollars):

Cumulative beginning retained earnings adjustment at January 1, 2001	$(4,746)
2001 net income adjustments	1,005
2002 net income adjustments	(551)

$(4,292)

	As Previously Reported	Restatement Adjustments		Discontinued Operations, SFAS 145 and Reclassifications		As Restated
Revenues:
Gaming	$130,669	$—		$(753	)(a)	$129,916
Rooms	184,776	—		—		184,776
Food and beverage	131,377	—		—		131,377
Tour operations	41,063	—		—		41,063
TCA development and other fees	—	—		1,326	(b)	1,326
Management and other fees	41,305	—		(30,909	)(b)	10,396
Other revenues	65,618	—		—		65,618
Insurance recovery	1,100	—		—		1,100

Gross revenues	595,908	—		(30,336)		565,572
Less: promotional allowances	(22,210)	—		—		(22,210)

Net revenues	573,698	—		(30,336)		543,362

Cost and expenses:
Gaming	65,644	—		(1,898	)(a)	63,746
Rooms	33,381	—		—		33,381
Food and beverage	88,560	—		—		88,560
Tour operations	36,767	—		—		36,767
Other operating expenses	80,888	228	(e)	—		81,116
Selling, general and administrative	92,916	1,176	(c)	4,050	(f)	91,460
				(6,682	)(a)
Corporate expenses	32,964	313	(c)	(4,050	)(f)	29,227
Depreciation and amortization	56,306	(480	)(d)	(340	)(a)	55,486
Restructuring reversal	(1,000)	—		—		(1,000)

Cost and expenses	486,426	1,237		(8,920)		478,743
Relinquishment fees—equity earnings in TCA	—	458	(b)	29,583	(b)	30,041

Income (loss) from operations	87,272	(779)		8,167		94,660

Other income (expense):
Interest income	3,525	—		(106	)(a)	3,419
Interest expense, net of capitalization	(39,104)	—		—		(39,104)
Equity in losses of associated companies	(5,209)	—		—		(5,209)
Gain on settlement of territorial and other disputes	14,459	—		—		14,459
Loss on early extinguishment of debt	—	—		(20,525	)(g)	(20,525)
Other, net	(168)	228	(e)	—		60

Other expense, net	(26,497)	228		(20,631)		(46,900)

Income (loss) from continuing operations before provision for income taxes	60,775	(551)		(12,464)		47,760
Provision for income taxes	(96)	—	(h)	—		(96)

Income (loss) from continuing operations	60,679	(551)		(12,464)		47,664
Extraordinary loss on early extinguishment of debt, net of income tax Effect	(20,525)	—		20,525	(g)	—
Loss from discontinued operations, net of income tax effect	—	—		(8,061	)(a)	(8,061)

Net income (loss)	$40,154	$(551)		$—		$39,603

	As Previously Reported	As Restated
Basic earnings per share
Income from continuing operations	$2.18	$1.71
Extraordinary loss on early extinguishment of debt	(0.74)	—
Loss from discontinued operations	—	(0.29)

Earnings per share—basic	$1.44	$1.42

Weighted average number of shares outstanding—basic	27,891	27,891
Diluted earnings (loss) per share
Income (loss) from continuing operations	$2.13	$1.67
Extraordinary loss on early extinguishment of debt	(0.72)	—
Loss from discontinued operations	—	(0.28)

Earnings per share—diluted	$1.41	$1.39

Weighted average number of shares outstanding—diluted	28,544	28,544

(a)
In connection with the discontinuation of Kerzner Interactive during the first quarter of 2003, the Company has reclassified its results of operations, including $0.8 million and $1.9 million of gaming revenue and expenses, respectively, for the year ended December 31, 2002 to loss from discontinued operations. In addition, $6.7 million of selling, general and administrative expenses, $0.3 million of depreciation and amortization and $0.1 million of interest income have been reclassified to loss from discontinued operations, net of income tax effect.

(b)
Reclassification of $29.6 million of relinquishment fees—equity earnings in TCA, $1.3 million of development and other fees earned from TCA to segregate these fees from management and other fees due to the significance of the amounts earned from TCA and to reclassify the equity in earnings from TCA from revenues to a component of operating income. In addition, an adjustment of $0.5 million is reflected in order to properly state the amount of equity earnings in TCA earned as a result of the impact on our consolidated financial statements from the TCA restatement.

(c)
Amounts represent adjustments to selling, general and administrative expenses and corporate expenses in order to correct for the understatement of operating expenses partially offset by a correction of bad debt expense.

(d)
Amount represents a $0.5 million reduction to amortization expense in order to properly state our investment in TCA as a result of the restatement of TCA.

(e)
Amount represents adjustment to appropriately classify loss on sale of fixed assets from other expense, net to other operating expenses.

(f)
Amount represents the reclassification of certain expenses from corporate expenses to selling, general and administrative expenses which have been made to conform to our 2003 presentation.

(g)
Reclassification of the extraordinary loss on early extinguishment of our 8 5/8% Senior Subordinated Notes and our 9% Senior Subordinated Notes from extraordinary loss to other expense in connection with the adoption of SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" in the first quarter of 2003. The applicable net income tax effect was $0.

(h)
There was no impact on income taxes due to the effect of the above adjustments.

KERZNER INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in table are in thousands of US dollars, except per share data)

Consolidated Statement of Operations
for the Year Ended December 31, 2001

	As Previously Reported	Resorts International Hotel, Inc. Results Jan 1, 2001 to April 24, 2001(a)	Restatement Adjustments		Discontinued Operations and Reclassifications		As Restated
Revenues:
Gaming	$116,490	$72,417	$—		$—		$188,907
Rooms	176,573	3,996	—		—		180,569
Food and beverage	121,415	6,977	—		—		128,392
Tour operations	36,348	—	—		—		36,348
Real estate related	9,771	—	—		—		9,771
TCA development and other fees	—	—	—		2,873	(b)	2,873
Management and other fees	36,806	—	—		(27,396)	(b)	9,410
Other revenues	56,416	1,523	—		—		57,939
Insurance recovery	2,000	—	—		—		2,000

Gross revenues	555,819	84,913	—		(24,523)		616,209
Less: promotional allowances	(22,778)	(17,995)	—		—		(40,773)

Net revenues	533,041	66,918	—		(24,523)		575,436

Cost and expenses:
Gaming	60,444	35,987	—		—		96,431
Rooms	29,625	913	—		—		30,538
Food and beverage	82,856	3,639	—		—		86,495
Tour operations	32,041	—	—		—		32,041
Other operating expenses	80,094	8,292	760	(e)	—		89,146
Real estate related	2,865	—	—		—		2,865
Selling, general and administrative	80,206	10,492	(785)	(c)	—		89,064
			(849)	(i)
Corporate expenses	25,106	—	—		—		25,106
Depreciation and amortization	51,490	5,325	(5,805)	(d)	—		51,010
Restructuring costs	5,732	—	—		—		5,732
Pre-opening expenses	6,904	—	—		(4,624)	(f)	2,280
Gain on net assets held for sale	—	—	(2,232)	(g)	—		(2,232)

Cost and expenses	457,363	64,648	(8,911)		(4,624)		508,476
Relinquishment fees—equity earnings in TCA	—	—	(260)	(b)	24,523	(b)	24,263

Income from operations	75,678	2,270	8,651		4,624		91,223
Other income (expense):
Interest income	7,471	510	(2,664)	(h)	(16)	(f)	5,301
Interest expense, net of capitalization	(52,702)	(7,673)	—		—		(60,375)
Equity in earnings (losses) of associated companies	3,059	—	(849)	(i)	—		2,210
Other, net	(760)	—	760	(e)	—		—

Other expense, net	(42,932)	(7,163)	(2,753)		(16)		(52,864)

Income (loss) from continuing operations before provision for income taxes	32,746	(4,893)	5,898		4,608		38,359
Provision for income taxes	(1,090)	—	—	(k)	—		(1,090)

Income from continuing operations	31,656	(4,893)	5,898		4,608		37,269
Loss from discontinued operations, net of income tax effect	—	—	—		(4,608)	(f)	(4,608)

Net income (loss)	$31,656	$(4,893) (j)	$5,898		—		$32,661
Basic earnings per share:
Income from continuing operations	$1.18						$1.39
Loss from discontinued operations, net of income tax effect	—						(0.18)

Earnings per share—basic	$1.18						$1.21

Weighted average number of shares outstanding—basic	26,885						26,885
Diluted earnings per share:
Income from continuing operations	$1.14						$1.34
Loss from discontinued operations, net of income tax effect	—						(0.17)

Earnings per share—diluted	$1.14						$1.17

Weighted average number of shares outstanding—diluted	27,826						27,826

(a)
Amounts represent the operating results of Resorts International Hotel, Inc. ("RIH") for the period from January 1, 2001 to April 24, 2001, as reported in Colony RIH Holdings, Inc.'s Form 10-K for the year ended December 31, 2002, in order to reflect the sale of Resorts Atlantic City on April 25, 2001. The Company previously reflected the sale as of December 31, 2000. Following the closing of the transaction on April 25, 2001, Colony RIH Holdings, Inc. became the indirect 100% owner of all of the capital stock of RIH, which owns and operates Resorts Atlantic City.

(b)
Amount represents the reclassification of $27.4 million of relinquishment fees—equity earnings in TCA, $2.9 million of development and other fees earned from TCA to segregate these fees from management and other fees due to the significance of the amounts earned from TCA and to reclassify the equity in earnings from TCA revenues to a component of operating income. In addition, an adjustment of $0.3 million is reflected in order to properly state the amount of equity earnings in TCA earned as a result of the impact on our consolidated financial statements from the TCA restatement.

(c)
Amounts represent adjustments to selling, general and administrative expenses to correct for the overstatement of certain operating expenses.

(d)
As Resorts Atlantic City was classified as an asset held for sale, the Company ceased depreciation and amortization of its long-lived assets as of December 31, 2000, and accordingly, the expense is offset against the net loss incurred from the period January 1, 2001 to April 24, 2001. In addition, this amount includes a

  $0.5 million reduction to amortization expense in order to properly state our investment in TCA as a result of the impact on our consolidated financial statements from the TCA restatement.

(e)
Amount represents an adjustment to appropriately classify loss on sale of fixed assets from other expense, net to income from operations.

(f)
In connection with the discontinuation of Kerzner Interactive during the first quarter of 2003, the Company has reclassified the results of operations of Kerzner Interactive, including $4.6 million of pre-opening expenses and $16 thousand of interest income, to loss from discontinued operations, net of income tax effect.

(g)
Adjustment relates to the recording of the gain on net assets held for sale resulting from the inclusion of the operating results of RIH, as discussed in (a). The following table summarizes the components of the gain on net assets held for sale (in thousands of U.S. dollars):

Net loss of Resorts (j)	$(4,893)
Depreciation and amortization (d)	5,325
Interest income (h)	(2,664)

Gain on net assets held for sale	$(2,232)

(h)
During the period January 1, 2001 to April 24, 2001, the Company recognized approximately $2.7 million of interest income earned from Colony in connection with the sale of Resorts. This amount is offset against the net loss incurred by Resorts for the period from January 1, 2001 to April 24, 2001 and has reduced interest income as previously reported by Kerzner.

(i)
Adjustment relates to the reclassification of Trading Cove New York equity in losses from selling, general and administrative expenses to equity in earnings (losses) of associated companies.

(j)
Net loss of RIH from the period January 1, 2001 to April 24, 2001, as reported in Colony RIH Holding Inc.'s Form 10-K for the year ended December 31, 2002.

(k)
There was no impact on income taxes due to the effect of the above adjustments.

Note 3—Summary of Significant Accounting Policies

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Kerzner and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. These estimates and assumptions also affect the reported amounts of revenues and costs and expenses during the reporting period. On a regular basis, management evaluates its estimates. Actual results could differ from those estimates.

        We provide allowances for doubtful accounts arising from casino, hotel and other services, which are based upon a specific review of certain outstanding receivables. In determining the amounts of the allowances, we are required to make certain estimates and assumptions. Accruals for potential liabilities related to any lawsuits or claims brought against us, calculation of inventory reserves, fair values of financial instruments and guarantees, calculation of income tax liabilities and contingencies, valuation allowance on deferred tax assets and other liabilities require that we apply significant judgment in determining the appropriate assumptions for use in the calculation of financial estimates. We also must estimate the useful lives assigned to our assets. Actual results may differ from these estimates and assumptions.

Cash Equivalents and Restricted Cash

        We consider all of our short-term money market securities purchased with original maturities of three months or less at the time of purchase to be cash equivalents. For all periods presented, restricted cash primarily relates to letters of credit for one of our tour operators and a certificate of deposit associated with our revolving credit facility.

Trade receivable and credit risk.

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues markers to approved casino customers following background checks and investigations of creditworthiness. At December 31, 2003, a substantial portion of the Company's receivables were due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

        Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of December 31, 2003, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

Inventories

        Inventories are carried at the lower of cost (on a first-in, first-out basis) or market value. Inventories consist primarily of food and beverages, operating supplies, retail and other items. Provisions are made, as necessary, to reduce excess or obsolete inventories to their estimated net realizable value.

Property and Equipment and Depreciation

        Property and equipment are stated at cost and are depreciated over the estimated useful lives reported below using the straight-line method. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the improvements.

Buildings	40 years
Land improvements	14 years
Furniture, machinery and equipment	3–10 years

        Expenditures for renewals and betterments which increase the estimated useful life or capacity of the assets are capitalized; expenditures for repairs and maintenance are expensed when incurred. Gains or losses on dispositions of property and equipment are included in other operating expenses in the accompanying consolidated statements of operations.

        Construction in progress relates to assets not yet placed in service and as such, are not currently being depreciated.

Long-Lived Assets

        We review our long-lived assets and certain identifiable intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If changes in circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition are estimated. If the undiscounted value of the future cash flows is less than the carrying value of the asset, the carrying value of the long-lived asset will be reduced by the amount which the carrying value exceeds fair value. We do not believe that any such changes have occurred except as a result of the Resorts Atlantic City Sale and the Atlantic City Option, as discussed in Note 4—Business Acquisitions and Dispositions.

Deferred Charges and Other Assets

        Deferred charges and other assets primarily consist of the fair value of our interest rate swaps, as discussed in Note 25—Fair Value of Financial Instruments, and debt issuance costs, as discussed in Note 10—Deferred Charges and Other Assets. The Company incurs discounts, structuring fees and other costs in connection with its issuance of debt and in connection with its amended credit facility. Debt issuance costs are capitalized when incurred and amortized to interest expense based on the anticipated debt maturities using the straight-line method, which approximates the effective interest method. Deferred compensation plan investments relate to assets held in a rabbi trust for our deferred compensation plan. This balance also includes long-term prepaid rent amounts relating to a lease entered into during 2002 in connection with the relocation of our office in Plantation, Florida and a deposit and direct costs incurred in connection with the acquisition of a casino license related to development projects in the United Kingdom ("UK").

Investments in Associated Companies

        Investments in associated companies represent investments in which the Company maintains an interest in excess of 20% but less than or equal to 50% and has significant influence over the investees. These investments are accounted for in accordance with the equity method of accounting, under which each such investment is reported at cost plus the Company's proportionate share of the income or loss, less dividends received, of such investee since its acquisition. Equity in earnings (losses) of associated companies include such proportionate share of income or loss.

Goodwill

        Effective January 1, 2002, the Company adopted SFAS 142 "Goodwill and Other Intangible Assets" which resulted in the cessation of the amortization of goodwill. Prior to this date, our goodwill was amortized on a straight-line basis over 40 years. Goodwill related to certain investments in associated companies is included in the accompanying consolidated balance sheets and was $7.9 million as of December 31, 2003 and 2002. Equity in earnings of associated companies for the year ended December 31, 2001 is net of $0.3 million of amortization expense related to such goodwill. The table below illustrates what the impact to the consolidated statements of operations would have been if the provisions of SFAS 142 were applied to all periods presented.

	For the Year Ended December 31,
	2003	2002	2001
Net income, as reported	$71,572	$39,603	$32,661
Amortization of goodwill relating to investments in associated companies	—	—	300

Adjusted net income	$71,572	$39,603	$32,961

	For the Year Ended December 31,
Basic earnings per share:	2003	2002	2001
Earnings per share, as reported	$2.50	$1.42	$1.21
Amortization of goodwill relating to investments in associated companies	—	—	0.01

Adjusted earnings per share	$2.50	$1.42	$1.22

	For the Year Ended December 31,
Diluted earnings per share:	2003	2002	2001
Earnings per share, as reported	$2.44	$1.39	$1.17
Amortization of goodwill relating to investments in associated companies	—	—	0.01

Adjusted earnings per share	$2.44	$1.39	$1.18

Capital Creditors

        Capital creditors represents amounts due to vendors for capital improvement and construction related projects.

Fair Value of Guarantees

        In connection with the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), on January 1, 2002 we recognize, at the inception of a guarantee, a liability equal to an estimate of the guarantee's fair value for the obligations we have undertaken in issuing a guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. See Note 23—Commitments and Contingencies—Guarantees for fair value of guarantees recognized.

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

Treasury Stock

        Ordinary shares, which were repurchased and held in treasury, are stated at cost in the accompanying consolidated balance sheets.

Revenue Recognition

        We recognize the net win from casino gaming activities (the difference between gaming wins and losses) as gaming revenues.

        Hotel, food and beverage, and other operating revenues are recognized as services are performed. Advance deposits on rooms are deferred and included in customer deposits and unearned revenues within accounts payable and accrued liabilities until services are provided to the customer. The retail value of accommodations, food and beverage, and other services furnished to hotel/casino guests without charge is included in gross revenue and then deducted as promotional allowances. (See "Promotional Allowances" below for further discussion.)

        Revenues and expenses from tour operations include the sale of travel and leisure packages and are recognized at the time of departure. Amounts collected in advance from guests are deferred and included in customer deposits and unearned revenues within accounts payable and accrued liabilities until such amounts are earned.

        Real estate related revenues from the sale of luxury home sites at Ocean Club Estates on Paradise Island are recognized upon delivery of the completed lots to the purchasers at closing. Deposits collected in advance of closing are deferred and included in customer deposits and unearned revenues within accounts payable and accrued liabilities.

        TCA development and other fees include amounts earned from the TCA Development Agreement and certain guaranteed payments earned from TCA.

        Based upon the nature and function of TCA as an entity existing for the purpose of collecting fees and remitting such fees to its partners, the Company includes relinquishment fees within relinquishment fees—equity earnings in TCA as a component of operating income in the accompanying consolidated statements of operations.

        Revenue generated from construction services performed pursuant to the terms of the TCA Development Agreement and other development agreements is recognized on the percentage-of-completion basis in accordance with SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." The percent complete and the amount earned at the end of each accounting period is determined by the percentage of costs incurred at the end of each period pursuant to estimated total costs to complete the contract.

        Management, development and other fees include amounts charged to unconsolidated affiliates for hotel management, executive management and project consulting and are recorded when earned.

        Other revenues primarily represent incidental revenues generated from hotel operations at Atlantis, Paradise Island including the marina, the golf course, retail shops, and rental income from retail establishments located within the hotel. Other revenues also include the annual contribution payment related to a settlement with a majority shareholder. For additional information see Note 20-Gain on Settlement of Territorial and Other Disputes.

        Insurance recovery represents proceeds received for business interruption amounts relating to Hurricane Michelle, which are recorded when realized.

Promotional Allowances

        On January 1, 2001, the Company changed its method of accounting for customer incentives at Resorts Atlantic City to conform to Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer ("EITF 01-9"). The impact of this adoption in 2001 was $6.3 million of Resorts Atlantic City customer incentives being reclassified from gaming cost and expenses to promotional allowances and $4.2 million of such customer incentives being reclassified from net gaming revenues to promotional allowances.

        The retail value of accommodations, food, beverage and other services provided to customers without charge is included in gross revenues and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in gaming cost and expenses as follows:

	For the Year Ended December 31,
	2003	2002	2001
Rooms	$2,363	$2,373	$5,209
Food and beverage	6,727	6,428	11,066
Other	441	426	1,359

	$9,531	$9,227	$17,634

Advertising Expense

        We expense advertising costs as incurred. Advertising expense was $16.1 million, $15.8 million, and $12.2 million for the years ended December 31, 2003, 2002 and 2001, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Pre-Opening Expenses

        Pre-opening expenses are charged to expense as incurred. For the year ended December 31, 2001, pre-opening expenses were $2.3 million and related to the expansion of the Ocean Club Golf Course on Paradise Island. During the years ended December 31, 2003 and 2002, we did not incur any pre-opening expenses.

Foreign Currency

        Transactions denominated in foreign currencies are recorded in local currency at actual exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are reported at the rates of exchange prevailing at those dates. Any gains or losses arising on monetary assets and liabilities from a change in exchange rates subsequent to the date of the transaction have been included in corporate expenses in the accompanying consolidated financial statements. These amounts were not significant for the years ended December 31, 2003, 2002 and 2001.

        The financial statements of our equity method investees and certain subsidiaries are translated from their local currencies into US dollars using current and historical exchange rates. Translation adjustments resulting from this process are reported separately and accumulated as a component of accumulated other comprehensive income (loss) in shareholders' equity in the accompanying consolidated balance sheets. Upon sale or liquidation of our investments, the translation adjustment would be reported as part of the gain or loss on sale or liquidation.

Costs of Management and Development Agreements

        The Company expenses any costs incurred relating to the pursuit of business acquisitions while the potential acquisition process is ongoing. Whenever the Company enters into a definitive agreement in connection with a management or development agreement, any direct incremental costs are deferred and amortized to expense over the period of the underlying agreements. Such costs are deferred only when the income on such contracts is expected to exceed the related costs incurred. Deferred contract acquisition costs are included in deferred charges and other assets in the accompanying consolidated balance sheets.

Capitalized Interest

        The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When debt is not specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed capital. Capitalization of interest ceases when a project is substantially complete or construction activities are no longer underway. The amounts capitalized during the years ended December 31, 2003, 2002 and 2001 were $0.4 million, $0.2 million and $1.1 million, respectively.

Gain on Replacement of Damaged Assets

        Gain on replacement of damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

Minority Interest

        Effective January 1, 2003, we entered into an agreement with SRL to form a new company for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and the One&Only Kanuhura in the Maldives. SRL initially will own 20% of the new entity, to be known as One&Only (Indian Ocean) Management Limited ("One&Only Management"), and we will own the remaining 80%. Subject to certain conditions, SRL's ownership interest will increase incrementally through 2009 for no consideration, at which time SRL will own 50% of One&Only Management. As of and for the year ended December 31, 2003, we have consolidated One&Only Management, with SRL's 20% interest in the operations of One&Only Management reflected as a minority interest in the accompanying consolidated statement of operations and a minority interest liability reflected within the accompanying 2003 consolidated balance sheet.

Income Taxes

        We are subject to income taxes in certain jurisdictions in which we conduct business. Accordingly, the accompanying consolidated statements of operations include a provision for income taxes based on prevailing tax laws of those jurisdictions.

        We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized.

Earnings Per Share Data

        The following is a reconciliation of the shares used in our earnings per share computations (shares in thousands):

	For the Year Ended December 31,
	2003	2002	2001
Weighted average shares used in basic computations	28,575	27,891	26,885
Dilutive stock options and restricted shares outstanding	802	653	941

Weighted average shares used in diluted computations	29,377	28,544	27,826

        The net income amount used as the numerator in calculating basic and diluted earnings per share is the net income in the accompanying consolidated statements of operations. The effect of certain options and restricted shares was not included in the computation of diluted earnings per share in 2003, 2002 and 2001 because their effect would have been anti-dilutive. The number of options not included in the computation for the years 2003, 2002 and 2001 were 2.2 million, 1.3 million, and 2.0 million, respectively.

Stock-Based Compensation

        We have elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" as interpreted in FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for compensation under our stock option plans in lieu of the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148 ("SFAS 123").

        Accordingly, we have not recognized any compensation expense for those stock options granted at option prices equal to the fair market value of the common stock at the date of grant. The fair value of options granted during 2003, 2002 and 2001 was estimated as of the respective dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions. The weighted average fair value of options granted in 2003, 2002 and 2001 was $12.44, $7.53, and $9.64, respectively.

	For the Year Ended December 31,
	2003	2002	2001
Risk-free interest rate	3.2%	4.7%	4.7%
Expected volatility	37.2%	37.3%	37.3%
Expected life of options in years	4-5	4-5	4-5
Expected dividend yield	—	—	—

        The following table illustrates the effect on net income and earnings per share if Kerzner had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	For the Year Ended December 31,
	2003	2002	2001
Net income, as reported	$71,572	$39,603	$32,661
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	3,699	6,448	10,051

Pro forma net income	$67,873	$33,155	$22,610

Earnings per share:
Basic—as reported	$2.50	$1.42	$1.21
Basic—pro forma	$2.38	$1.19	$0.84
Diluted—as reported	$2.44	$1.39	$1.17
Diluted—pro forma	$2.31	$1.16	$0.81

Derivative Financial Instruments

        The Company's derivatives consist of interest rate swap agreements used to manage the impact of interest rate changes on our long-term debt obligations and have been accounted for as fair value hedges in accordance with FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

Reclassifications

        Certain amounts included in the prior years consolidated financial statements have been reclassified to conform with the current year's presentation. See Note 2—Restatement and Reclassifications for further discussion.

Recent Accounting Pronouncements

Consolidation of Variable Interest Entities

        In December 2003, the FASB issued revised Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). This interpretation of Accounting Research Bulletin 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties which is provided through other interests that will absorb some or all of the expected losses of the entity, or (ii) the equity investors lack one or more of the following characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights, (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities, or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation of the risk of absorbing the expected losses. This interpretation applies immediately to variable interest entities created after December 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.

        The provisions of FIN 46R are required to be applied to an interest held in a variable interest entity, commonly referred to as a special purpose entity, at the end of the first reporting period ending after December 15, 2003. Application to all entities is required in financial statements for periods ending after March 15, 2004. We have determined that the One&Only Palmilla, in which we have a 50% equity interest, constitutes a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R as the related operating agreement contains a put option that, if exercised, would obligate us to purchase the remaining 50% of the entity, resulting in us being the primary beneficiary of the entity. We expect to consolidate the results of operations of the One&Only Palmilla into our consolidated statements of operations for the quarter ended March 31, 2004.

        See Note 4—Business Acquisitions and Dispositions and Note 19—Investments In and Equity in Earnings (Losses) in Associated Companies for more information on the One&Only Palmilla.

Note 4—Business Acquisitions and Dispositions

Kerzner Interactive Disposition

        Through a wholly owned subsidiary, the Company previously owned and operated Kerzner Interactive, an online Internet gaming site. Kerzner Interactive allowed play only in jurisdictions that permitted online gaming and, as these jurisdictions have become more restrictive in their acceptance of play, the market size has been reduced and competition has intensified. Without the potential for expansion into other markets, including the United States, the outlook for new business substantially decreased. As a result, during the first quarter of 2003, the Company discontinued the operations of Kerzner Interactive.

        On February 15, 2002, the Company entered into an agreement with Station Casinos, Inc. ("Station"), pursuant to which Station agreed to purchase a 50% interest in Kerzner Interactive. The companies later renegotiated the original agreement such that Station purchased an option from us in July 2002 for $4.5 million to buy a 50% interest in Kerzner Interactive. As of December 31, 2002, the option payment is included within accounts payable and accrued liabilities in the accompanying consolidated financial statements. The Company and Station mutually agreed to terminate this transaction in January 2003. As a result, the $4.5 million non-refundable deposit was recognized as income during the first quarter of 2003 and was offset by net losses incurred while winding down the operations of the business, including the write-down of net assets and other associated costs.

        The operating results of Kerzner Interactive for the years ended December 31, 2002 and 2001 are as follows and have been reclassified to loss from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations:

	For the Years Ended December 31,
	2003	2002	2001
Revenues	$—	$753	$—
Expenses	(3,195)	(8,921)	(4,624)
Other income	4,500	107	16

Net income (loss)	$1,305	$(8,061)	$(4,608)

        As of December 31, 2003 and 2002, the assets and liabilities of Kerzner Interactive were as follows:

	December 31,
	2003	2002
Cash and cash equivalents	$260	$6,043
Restricted cash	—	3,322
Other current assets	—	427
Non-current assets	—	963
Current liabilities	78	8,838

World Leisure Holidays Acquisition

        Effective January 1, 2003, we acquired 100% of the voting equity interests of World Leisure Holidays, Inc. ("WLH"), a tour operator located in South Africa to support our One&Only business, particularly the SRL properties and the One&Only Kanuhura. We paid $0.6 million to SRL to acquire WLH, which amount approximated both its fair value and net book value at the date of acquisition, resulting in the recognition of no goodwill. WLH results for the year ended December 31, 2003 are included in the consolidated statement of operations. The pro-forma effect of this acquisition to the results of operations as of December 31, 2003, 2002 and 2001 was insignificant. There were no contingent payments, options or commitments and there was no purchased research and development assets with this acquisition.

        As of January 1, 2003, the assets and liabilities of WLH were as follows:

Cash and cash equivalents	$1,990
Other current assets	416
Non-current assets	55
Current liabilities	1,813
Non-current liabilities	—

UK Development Project and Acquisition of Casino License

        In April 2003, we made a $4.0 million payment as consideration for the potential development of a casino and hotel in the greater London area which is subject to numerous conditions, including the enactment of appropriate gaming legislation in the UK and the granting of applicable gaming board, licensing, planning and council permissions. We also made a $1.3 million and $0.8 million payment for the acquisition of a casino license and land, respectively, in Northampton, England.

Palmilla Acquisition

        On September 12, 2002, we acquired a 50% ownership interest in the 115-room Palmilla Resort, a deluxe, five-star property located near Cabo San Lucas in Baja, Mexico, for approximately $40.8 million, including direct acquisition costs. This acquisition was funded through a combination of cash on hand and borrowings under our revolving credit facility as part of our strategy to expand our luxury resort business. In connection with the purchase, we entered into long-term management and development contracts related to the property that will expire in 2022. As part of the operating agreement, the owner has the right to require us to acquire the remaining 50% interest from the owner for a price of $36.3 million, plus 50% of Palmilla's working capital, with the price subject to adjustment, as defined in the purchase agreement, during the first year of the option period. The purchase price during the second year of the option period is based on a formula, as defined. This option period begins on September 12, 2005 and expires on September 12, 2007.

        In February 2004, the One&Only Palmilla Resort completed an expansion project, which began in April 2003 and increased the room count to 172 rooms and significantly upgraded the amenities and public areas offered by the resort. The expansion was financed primarily through local project financing, which is supported by a Kerzner guarantee of $46.5 million, and, to a lesser extent, through subordinated advances from Kerzner. See further discussion of guarantee at Note 23—Commitments and Contingencies.

Kanuhura Acquisition

        On August 1, 2001, we acquired a 25% ownership interest in the Kanuhura Resort & Spa, a luxury resort located on Kanuhura Island in the Maldives, which is approximately 600 miles southwest of the southern tip of India, for $3.8 million. In connection with the purchase, we entered into a long-term management contract related to the property that will expire in 2023. On January 1, 2003, we sold 20% of our equity interest in the One&Only Kanuhura to SRL at our net book value of $1.5 million, resulting in no gain or loss on the transaction. As a result, we now have a 20% ownership interest in the One&Only Kanuhura.

Sale of Resorts Atlantic City

        Through a wholly owned subsidiary, we previously owned and operated Resorts Atlantic City, a 644-room casino and hotel property. On April 25, 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC ("Colony") for a sale price of approximately $144.0 million, including accrued interest (the "Resorts Atlantic City Sale"). The proceeds received from Colony consisted of approximately $123.5 million in cash, net of costs incurred subsequent to closing, and an unsecured $17.5 million note (the "Promissory Note") bearing interest at a rate of 12.5% per annum payable semi-annually. In March 2002, we received $18.0 million from Colony as payment in full of the Promissory Note and all outstanding accrued interest. Of the cash proceeds from the Resorts Atlantic City sale, $79.0 million was used to pay in full the borrowings outstanding by Resorts Atlantic City under a bank credit facility dated November 1, 1999 (as amended, the "Revolving Credit Facility"). The remaining $48.0 million of cash proceeds from the Resorts Atlantic City Sale was used to permanently reduce borrowings outstanding by us under a bank credit facility.

        If this transaction had been consummated on January 1, 2001, on a pro forma basis, our results of operations for the year ended December 31, 2001 would have been:

December 31, 2001
Net revenues	$532,781
Net income	$32,661
Basic EPS	$1.21
Diluted EPS	$1.17

        The above pro forma information is not necessarily indicative of what our results of operations would actually have been had the Resorts Atlantic City Sale occurred at the beginning of the year.

        Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the "Atlantic City Option") to acquire certain undeveloped real estate which we own, adjacent to Resorts Atlantic City, for a sale price of $40.0 million, which option could be extended by Colony for two additional one-year periods upon 45 days notice to us prior to the expiration of the then-current option period and payment to us of a $2.5 million extension payment for each renewal period. In July 2003, and through various extensions thereafter, we and Colony agreed to extend the initial option period in exchange for an option extension payment of $1.3 million which was paid on July 9, 2003 and is being accounted for as a deposit in accounts payable and accrued liabilities in the accompanying consolidated balance sheet as of December 31, 2003. The Atlantic City Option has since contractually expired and in February 2004, we and Colony agreed to terminate the Atlantic City Option and entered into a new agreement pursuant to which we agreed to sell the undeveloped real estate adjacent to Resorts Atlantic City to a wholly owned subsidiary of Colony for a sale price of $40.0 million, effectively honoring the original option price. This transaction was completed on March 18, 2004. The sale price was paid in the form of a promissory note which will mature on March 10, 2009. The net carrying value of the undeveloped real estate included in the Atlantic City Option is $40.0 million, and is included in land within property and equipment, net in the accompanying consolidated balance sheets.

        Effective April 25, 2001, the closing date of the Resorts Atlantic City Sale, Colony leased from us certain of the property included in the Atlantic City Option for $100,000 per month. At that time, the lease could be terminated by either Colony or us with thirty days notice, subject to certain conditions. The rental income resulting from this lease was $1.2 million for both of the years ended December 31, 2003 and 2002, and $0.8 million for the year ended December 31, 2001, and is included in other revenues in the accompanying consolidated statement of operations. This lease terminated upon the sale of the related real estate.

Note 5—Cash Equivalents and Restricted Cash

        Cash equivalents at December 31, 2003 and 2002 included reverse repurchase agreements (federal government securities purchased under agreements to resell those securities) under which we had not taken delivery of the underlying securities and investments in a money market fund that invests exclusively in U.S. Treasury obligations. At December 31, 2003, we held reverse repurchase agreements of $17.2 million, all of which matured in the first week of January 2004.

        At December 31, 2003 and 2002, restricted cash included $1.0 million of a certificate of deposit held as security on a bank credit facility and $0.4 million of customer deposits related to the sale of home sites at Ocean Club Estates. At December 31, 2002, restricted cash also included $3.3 million on deposit in the Isle of Man related to our internet gaming operation which became unrestricted during the first quarter of 2003 in connection with the discontinuation of the operations of Kerzner Interactive.

Note 6—Trade Receivables, net

        The Company extends credit to approved casino customers. These receivables are the principal financial instruments that potentially subject the Company to concentration of credit risk. The Company maintains an allowance for doubtful accounts to reduce the receivables to their estimated collectible amount, which approximates fair value. The collectibility of foreign and domestic receivables could be affected by future business or economic conditions or other significant events in the United States or in the countries in which foreign customers reside.

        Components of trade receivables, net were as follows:

	December 31,
	2003	2002
Gaming	$19,224	$18,857
Less: allowance for doubtful accounts	(5,586)	(6,751)

	13,638	12,106

Hotel and related	17,806	20,766
Other	9,006	12,559

	26,812	33,325
Less: allowance for doubtful accounts	(2,053)	(2,317)

	24,759	31,008

	$38,397	$43,114

        Bad debt expense was $1.3 million, $3.2 million and $6.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 7—Prepaid Expenses and Other Assets

        Components of prepaid expenses and other assets were as follows:

	December 31,
	2003	2002
Prepaid windstorm and other insurance	$8,577	$7,963
Prepaid rent-current	1,551	1,246
Prepaid tour operator-related costs	1,808	925
Other	3,424	4,178

	$15,360	$14,312

        At December 31, 2003, included in other is a note receivable of $0.6 million relating to a compensation advance made to an employee which is due in April 2004.

Note 8—Property and Equipment, net

        Components of property and equipment, net were as follows:

	December 31,
	2003	2002
Land	$259,845	$221,693
Land improvements and utilities	228,460	225,005
Buildings and leasehold improvements	654,933	631,855
Furniture, machinery and equipment	234,798	217,827
Construction in progress	53,422	40,031

	1,431,458	1,336,411
Less: accumulated depreciation	(277,454)	(224,036)

	$1,154,004	$1,112,375

        Depreciation expense was $55.8 million, $55.5 million and $51.0 million for the years ended 2003, 2002 and 2001, respectively.

        On October 29, 2003, we entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited ("Club Med") on Paradise Island for $38.5 million. The site is adjacent to Atlantis, Paradise Island. The existing Club Med resort will be shut down and the land will be held for potential future development. During the year ended December 31, 2003, we paid $20.0 million in connection with the acquisition and the remaining balance to be paid of $18.5 million is included within accounts payable and accrued liabilities in the accompanying consolidated balance sheet as of December 31, 2003, $15.0 million of which is secured by a letter of credit. The remaining $3.5 million represents a stamp tax of 10% of the purchase price which is required to be paid upon the recording of the transaction in The Bahamas. In connection with this acquisition, the Company obtained an option to purchase certain adjacent land lots for an option price of $5.0 million. The option term is for three years and expires on October 29, 2006. The purchase price allocation has not been finalized as we are awaiting an independent valuation of the assets acquired.

        Included within land is the cost basis of the land related to the Atlantic City Option, which was $40.0 million as of December 31, 2003 and 2002.

        Construction in progress as of December 31, 2003 primarily included $53.4 million of major capital and other projects in development. Construction in progress at December 31, 2002 primarily consisted of $15.0 million of the repair and replacement of assets damaged during Hurricane Michelle as well as $25.0 million of capital and other projects in development.

Note 9—Notes Receivable

        As of December 31, 2002, notes receivable consisted primarily of $15.0 million principal amount of London Clubs International ("LCI") senior notes that were purchased at 87.75% of the principal amount. LCI's senior notes bore interest at 7.74% per annum and were due in 2004. As of December 31, 2002, the balance of these notes was $13.6 million and were classified as held-to-maturity securities and, accordingly, the amortized cost was adjusted for accretion of the discount to maturity. Such accretion is included in interest income in the accompanying consolidated statements of operations.

        During the year ended December 31, 2003, the Company sold the LCI senior notes. In connection with the sale, the Company received $13.4 million and recorded a loss of $0.8 million which has been included within other, net in the accompanying consolidated statements of operations.

Note 10—Deferred Charges and Other Assets, net

        Components of deferred charges and other assets, net were as follows:

	December 31,
	2003	2002
Interest rate swap asset, net	$10,505	$19,574
Debt issuance costs, net	9,561	11,113
Deposit and casino license for UK development projects	5,346	—
Deferred contract acquisition costs	2,115	214
Deferred compensation plan investments	1,744	141
Prepaid rent	1,324	2,720
Employee notes receivable	1,270	1,909
Other	1,791	627

	$33,656	$36,298

        Interest rate swap asset is the fair value of these agreements as of December 31, 2003 and 2002 and represents the amount we would have received had they been terminated on that date. See Note 13—Long-Term Debt—Derivative Financial Instruments for further discussion. The interest rate swap asset is $11.8 million as of December 31, 2003. However, in connection with the termination of $25.0 million notional amount of one or our interest rate swap agreements in September 2003, we received $1.4 million. This amount is classified as a contra asset in deferred charges and other assets, net and is being accreted to interest expense over the term of the underlying debt. The balance of the contra asset as of December 31, 2003 is $1.3 million. Debt issuance costs, net relates to costs incurred in connection with our senior subordinated notes and are amortized on a straight-line basis over the term of the underlying debt, which approximates the effective interest method. The amortization of debt issuance costs included in interest expense was $1.2 million, $1.9 million and $4.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        Deposit and casino license for UK development projects includes a $4.0 million initial payment made as consideration for the potential development of a casino and hotel in the greater London area which is subject to numerous conditions, including the enactment of appropriate gaming legislation in the UK, and the granting of applicable gaming board, licensing, planning and council permissions and a $1.3 million payment related to the acquisition of a casino license in Northampton, England. The $4.0 million initial payment is refundable if the above conditions are not met.

        Deferred contract acquisition costs primarily relate to costs incurred in connection with the development or pursuit of management contracts in connection with Atlantis, The Palm and projects in the UK.

        Deferred compensation plan investments relate to assets held in a rabbi trust for our deferred compensation plan. See Note 17—Employee Benefit Plans for further discussion.

        Prepaid rent relates to the long-term portion of prepaid rent for our leased offices in Plantation, Florida. The current portion is included in prepaid expenses and other assets.

        Employee notes receivable as of December 31, 2003 and 2002 includes $0.8 million in both years related to a secured housing loan and $0.6 million as of December 31, 2002 related to a compensation advance made to an employee, which is being amortized through December 2004. Additionally, amounts of $0.4 million and $0.5 million as of December 31, 2003 and 2002, respectively, relate to funds advanced to an employee for a secured housing loan, which is being amortized through July 2012.

Note 11—Accounts Payable and Accrued Liabilities

        Components of accounts payable and accrued liabilities were as follows:

	December 31,
	2003	2002
Customer deposits and unearned revenues	$38,557	$37,227
Accrued payroll and related benefits	29,136	29,756
Accrued hotel-related costs and expenses	17,252	16,458
Note payable and accrued taxes related to Club Méditerranée (Bahamas) Limited	18,500	—
Trade payables	14,842	12,323
Accrued gaming-related costs and expenses	11,321	9,750
Accrued interest	10,850	10,686
Accrued taxes	9,251	9,029
Accrued tour operator-related costs and expenses	5,769	2,063
Other	16,755	18,432

	$172,233	$145,724

Note 12—Other Long-Term Liabilities

       Components of other long-term liabilities were as follows:

	December 31,
	2003	2002
Fair value of the One&Only Palmilla guarantee	$2,761	$—
Deferred rent credit	2,269	2,549
Deferred compensation obligation	1,800	148
Other	460	—

	$7,290	$2,697

        The deferred rent credits relates to a building lease entered into during 2002 for our office in Plantation, Florida. For more information on the fair value of the One&Only Palmilla guarantee see Note 23—Commitments and Contingencies. For more information on the deferred compensation obligation see Note 17—Employee Benefits Plans.

Note 13—Long-Term Debt

        Long-term debt consisted of the following:

	December 31,
	2003	2002
Amended Revolving Credit Facility (a)	$—	$72,000
$400 million 8 7/8% Senior Subordinated Notes due 2011 ("8 7/8% Senior Subordinated Notes") (b)	417,090	425,300
Other	434	731

	417,524	498,031
Less: amounts due within one year	(304)	(275)

	$417,220	$497,756

(a) Amended Revolving Credit Facility

        On November 13, 2001, Kerzner entered into an amended revolving credit facility (the "Amended Revolving Credit Facility") with a syndicate of banks (the "Lenders"), with Canadian Imperial Bank of Commerce ("CIBC") acting as administrative agent. The borrowings then outstanding under the previous revolving credit facility were paid in full. Under the Amended Revolving Credit Facility, the maximum amount of borrowings that may be outstanding is $300.0 million, subject to the borrowing base discussed below. As of December 31, 2003, there is a permanent reduction to our $300.0 million of outstanding commitments in the amount of $46.5 million related to the local project financing at the One&Only Palmilla. See Note 23—Commitment and Contingencies for further discussion regarding the One&Only Palmilla guarantee. The Lenders have agreed that up to an additional $50.0 million of borrowings may be available under the facility in certain circumstances.

        Loans under the Amended Revolving Credit Facility bear interest at (i) the higher of (a) CIBC's base rate or (b) the Federal Funds rate plus 1/2 of one percent, in either case plus an additional 0.25% to 1.75% based on a debt to earnings ratio during the period, as defined (the "Leverage Ratio") or (ii) London Interbank Offered Rate ("LIBOR") plus 1.25% to 2.75% based on the Leverage Ratio. After each drawdown on the Amended Revolving Credit Facility, interest is due every three months for the first six months and is due monthly thereafter. At December 31, 2003 and 2002, the weighted average interest rate on amounts outstanding under the Amended Revolving Credit Facility, excluding ongoing commitment, agency and letter of credit fees related to the maintenance of the facility, were 3.50% and 3.60%, respectively. Loans under the Amended Revolving Credit Facility may be prepaid and re-borrowed at any time and are due in full in November 2006. Commitment fees are calculated at per annum rates ranging from 0.25% to 0.50%, based on the Leverage Ratio, applied to the undrawn amount of the Amended Revolving Credit Facility and are payable quarterly.

        The Amended Revolving Credit Facility contains affirmative and restrictive covenants which, among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business. As of December 31, 2003, management believes the Company is in compliance with all of such covenants.

Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility

        On May 15, 2003, we entered into a Third Amendment to the Amended Revolving Credit Facility (the "Third Amendment"). The Third Amendment was entered into in order to, among other things, calculate borrowings available under the Amended Revolving Credit Facility using a borrowing base calculation, such that we can draw the lesser of the borrowing base or the commitment amount. The borrowing base is generally the sum of: (i) the amount of "all risks" insurance maintained from time to time on the Bahamas Property, as defined, and on the buildings situated thereon; (ii) the value of undeveloped land owned by the Company under the Amended Revolving Credit Facility on Paradise Island, which for purposes thereof is deemed to be $150.0 million; (iii) the cost basis of the Company's investment in luxury resort hotels (defined to include the One&Only Palmilla Resort and any luxury resort properties in which the Company makes an investment after January 1, 2003 that enables the Company to control management of such properties); (iv) the product of six times the consolidated EBITDA, as defined, attributable to the Company's management contracts and the Company's share of income of those under One&Only (Indian Ocean) Management Limited and their significant subsidiaries; and (v) the estimated net present value of the payments due to the Company pursuant to the Relinquishment Agreement, which for purposes thereof is deemed to be $185.0 million.

        As of December 31, 2003, the Company had $237.0 million of borrowings available under the Amended Revolving Credit Facility.

(b) Issuances of 8 7/8% Senior Subordinated Notes

        In August 2001, we issued $200.0 million principal amount of 8 7/8% Senior Subordinated Notes due 2011 (the "8 7/8% Senior Subordinated Notes"), which, after costs of $6.0 million, resulted in net proceeds of approximately $194.0 million. All of the proceeds received from the issuance of the 8 7/8% Senior Subordinated Notes were used to repay amounts outstanding under the Amended Revolving Credit Facility. In May 2002, we issued, at 103%, an additional $200.0 million of 8 7/8% Senior Subordinated Notes and used the proceeds of approximately $201.5 million, net of related costs of $4.5 million, to repay the 9% Senior Subordinated Notes pursuant to the redemption of such notes described below.

        In connection with the issuance of the $200.0 million 8 7/8% Senior Subordinated Notes issued in May 2002 and August 2001 and modifications of the Amended Revolving Credit Facility the Company paid $0.1 million, $4.7 million and $8.8 million, respectively, of debt issuance and modification costs during the years ended December 31, 2003, 2002, and 2001. These costs, net of accumulated amortization, are included in deferred charges and other assets, net in the accompanying consolidated balance sheets.

        The 8 7/8% Senior Subordinated Notes are all unconditionally guaranteed by substantially all of our wholly owned subsidiaries. Interest on each series of the notes is paid semi-annually on February 15 and August 15. The indenture for the 8 7/8% Senior Subordinated Notes contains various restrictive covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (a) incur additional indebtedness, (b) incur certain liens, (c) engage in certain transactions with affiliates and (d) pay dividends and make certain other payments. We believe we are in compliance with all such covenants as of December 31, 2003.

        All of our outstanding 8 7/8% Senior Subordinated Notes rank pari passu with each other and are all subordinated to the Amended Revolving Credit Facility.

Redemption of 9% Senior Subordinated Notes

        On May 8, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 9% Senior Subordinated Notes. At the expiration time, a total of approximately $177.5 million of the outstanding $200.0 million aggregate principal amount of the notes were tendered and accepted for purchase in the tender offer. On June 21, 2002, we redeemed, in accordance with the terms of the indenture governing the notes, all of the 9% Senior Subordinated Notes that remained outstanding at the time, at the applicable redemption price of $1,045 per $1,000 of principal amount thereof, plus interest accrued to the redemption date. We used the proceeds from the issuance of the $200.0 million of 8 7/8% Senior Subordinated Notes on May 20, 2002 to retire the outstanding 9% Senior Subordinated Notes pursuant to the tender offer and redemption.

        See Note 21—Loss on Early Extinguishment of Debt for disclosure of the related loss incurred in connection with the redemption of our 9% Senior Subordinated Notes.

Issuance and Redemption of 8 5/8% Senior Subordinated Notes

        On December 15, 1997, we issued $100.0 million principal amount of 8 5/8% senior subordinated notes due 2007 ("8 5/8 Senior Subordinated Notes"). On November 27, 2002, we called for the redemption of the entire outstanding principal amount of our 8 5/8% Senior Subordinated Notes pursuant to the terms of the indenture governing these Notes. We had purchased $25.8 million of the 8 5/8% Senior Subordinated Notes through transactions on the open market. On December 27, 2002, we redeemed the remaining $74.2 million aggregate principal amount outstanding at the redemption price of 104.313%, or $1,043.13 for each $1,000.00 of principal amount outstanding, plus accrued interest, with available cash and borrowings under the Amended Revolving Credit Facility.

        See Note 21—Loss on Early Extinguishment of Debt for disclosure of the related loss incurred in connection with our redemption of the 8 5/8% Senior Subordinated Notes.

Derivative Financial Instruments

Interest Rate Risk Management

        We attempt to limit our exposure to interest rate risk by managing our long-term fixed and variable rate borrowings. In August and December 2001, we entered into fixed-to-variable rate interest rate swap agreements (the "Swap Agreements") designated as fair value hedges of $200 million principal amount of our 8 7/8% Senior Subordinated Notes. These Swap Agreements qualify for the "shortcut" method of accounting provided under SFAS 133, which allows for the assumption of no ineffectiveness in our hedging relationship. Accordingly, there is no income statement impact from changes in the fair value of the Swap Agreements. Instead, the changes in the fair value of the Swap Agreements are recorded as an asset or liability on the accompanying consolidated balance sheet with an offsetting adjustment to the carrying value of the related debt.

        In September 2003, we cancelled $25.0 million notional amount of our then $200.0 million of interest rate swaps on our 8 7/8% Senior Subordinated Notes. We received $1.4 million from this cancellation, which is being accreted to interest expense over the term of the underlying debt.

        Included in deferred charges and other assets, net in the accompanying consolidated balance sheets at December 31, 2003 and 2002 is $11.8 million and $19.6 million, respectively, representing the fair value of the Swap Agreements as of that date. This represents the amount we would have received had the Swap Agreements been terminated on that date. This resulted in a corresponding increase to the carrying value of our 8 7/8% Senior Subordinated Notes. As of December 31, 2003 and 2002, the aggregate notional principal amount of the Swap Agreements was $175.0 million and $200.0 million, respectively, and they mature in August 2011 concurrent with the 8 7/8% Senior Subordinated Notes. For the year ended December 31, 2003 and 2002, the weighted average variable rate on the Swap Agreements was 4.18% and 5.49%, respectively.

        As of December 31, 2003 and 2002, after giving effect to the Swap Agreements, our fixed rate borrowings represent approximately 56% and 42% and our variable rate borrowings represent 44% and 58%, respectively, of total borrowings.

        During the first seven months of 2001, we were a party to variable-to-fixed rate interest rate swap agreements (the "Prior Swap Agreements") designated as cash flow hedges of our Amended Revolving Credit Facility. In July 2001, we terminated the Prior Swap Agreements, which were scheduled to mature at the end of 2001. The costs of terminating these agreements early was $3.4 million and is included in interest expense in the accompanying 2001 consolidated statement of operations.

Credit Exposure

        We are exposed to credit-related losses in the event of non-performance by counterparties to our Swap Agreements. We monitor the creditworthiness of the counterparties and presently do not expect default by any of the counterparties. We do not obtain collateral in connection with our derivative financial instruments.

Guarantees

        For a description of the Company's guarantees of certain debt of affiliated entities, see Note 23.

Overdraft Loan Facility

        Pursuant to a letter of commitment dated September 30, 1994, as amended, between us and The Bank of Nova Scotia, we have a revolving overdraft loan facility (the "Overdraft Facility") in the amount of Bahamian $5.0 million which was equal to US $5.0 million as of December 31, 2003 and 2002. The Overdraft Facility, if utilized, would bear interest at The Bank of Nova Scotia's base rate for Bahamian dollar loans plus 1.5% with repayment subject to annual review. The Overdraft Facility is secured by substantially all of our Bahamian assets and ranks pari passu with the Amended Revolving Credit Facility. This facility has never been utilized.

Debt Maturity

        Aggregate annual maturities of long-term debt as of December 31, 2003 for each of the next five years and thereafter are as follows:

Year Ending December 31,
2004	$304
2005	130
2006	—
2007	—
2008	—
Thereafter	400,000

400,434
Debt premium	5,251
Interest rate swap fair value adjustment	11,839

$417,524

Note 14—Shareholders' Equity

        Our authorized, issued and outstanding shares were as follows:

	December 31,
	2003	2002
Ordinary Shares:
Par value per share	$0.001	$0.001
Authorized	250,000	250,000
Issued and outstanding (1)	37,356	35,197
Treasury shares	7,072	7,072
Preference Shares:
Par value per share	$0.001	$0.001
Authorized	100,000	100,000
Issued and outstanding	—	—

(1)
Includes treasury shares.

Note 15—Stock-Based Compensation

Stock Options

        Our shareholders approved stock option plans in 1995 (the "1995 Plan"), 1997 (the "1997 Plan") and in 2000 (the "2000 Plan," and collectively the "Plans") that provide for the issuance of options to acquire an aggregate of 7,500,000 ordinary shares. Pursuant to the Plans, the option prices are equal to the market value per share of the ordinary shares on the date of the grant. The 1995 Plan provided for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options, and thereafter in installments of 20% per year over a four-year period. The 1997 Plan provides for the same vesting schedule except that the vesting period begins one year after the grant date. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over the remaining two-year period. Options granted under the Plans have a term of 10 years from the date of grant. The Plans provide for options with respect to ordinary shares to be granted to our directors, officers and employees.

        Our Board of Directors approved a stock option plan in December 2003 (the "2003 Plan") that provides for the issuance of options and restricted share awards to acquire an aggregate of 3,000,000 ordinary shares. Pursuant to the 2003 Plan, the prices are equal to the market values per share of the ordinary shares on the date of grant, unless otherwise specifically provided by the compensation committee. Unless otherwise specified by the compensation committee, options and restricted shares shall become vested and exercisable in installments of 25% over a four-year period. Options and restricted shares granted under the 2003 plan have a term of seven years from the date of grant. The 2003 Plan provides for options with respect to ordinary shares to be granted to our directors, officers, employees and consultants of the Company. During December 2003, the Company issued 72,600 shares of restricted shares under the 2003 Plan to certain employees and officers. The stock vesting period ranges from three to four years on either a graduated or cliff vesting basis provided that the recipient is still with the Company. The aggregate market value of the restricted shares at the date of issuance of

$2.6 million has been recorded as deferred compensation, as a separate component of shareholders' equity, and is being amortized over the applicable vesting period.

        Our stock option plans provide for the issuance of options to acquire an aggregate of 10,500,000 of our ordinary shares. As of December 31, 2003, options pursuant to these plans had been granted at exercise prices ranging from $11.69 to $41.63. As of December 31, 2003, options to acquire 5,059,000 ordinary shares were outstanding, of which 2,266,000 were exercisable as of that date. Of the 1,796,000 stock options granted during 2003, 1,760,000 were granted during December 2003. All of the options under the 1995 Plan, the 1997 Plan and the 2000 Plan have been granted as of December 31, 2003.

        A summary of our stock option activity for 2003, 2002 and 2001 is as follows (options in thousands, except per share data):

	December 31,
	2003		2002		2001
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	5,347	$21.54	5,742	$25.14	6,017	$24.59
Granted	1,796	36.40	1,659	21.17	665	25.22
Exercised	(2,074)	18.81	(776)	17.95	(556)	14.93
Terminated and other	(10)	—	(1,278)	38.14	(384)	29.35

Outstanding at end of year	5,059	27.91	5,347	21.54	5,742	25.14

Exercisable at end of year	2,266	22.95	3,160	21.49	2,965	26.35

Available for grant	1,179		35		239

        The weighted average exercise price and weighted average contractual life of stock options outstanding and exercisable at December 31, 2003 is as follows (options in thousands except per share data):

	Outstanding			Exercisable
Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life
$11.69–$19.99	961	$18.41	6.8	931	$18.36	6.4
$20.00–$29.99	1,876	22.65	8.2	884	21.34	8.4
$30.00–$39.99	2,181	36.36	8.7	410	34.99	3.4
$40.00–$41.63	41	41.63	4.9	41	41.63	4.9

	5,059	$27.91	8.1	2,266	$22.95	6.6

Stock Option Tender Offer

        On May 7, 2002, our Board of Directors resolved, under certain conditions, to make available to employees and directors holding options with an exercise price higher than $32.00 per share, an offer to surrender all or some of the options granted to them under the Plans. In exchange, such employees and directors would have the possibility, under certain conditions, to be granted new options giving the right to subscribe for 75% of the number of shares as the surrendered options. The exercise price for the new options would be the fair market value of the ordinary shares on the new grant date, which would be no sooner than six months and one day after the cancellation date of the old options, subject to the conditions set forth in the tender offer documents filed with the Securities and Exchange Commission on May 27, 2002, the commencement date of the offer period. The offer to option holders under the exchange program expired on June 25, 2002. The 1,227,600 eligible options that were properly submitted for exchange were accepted and cancelled effective June 26, 2002. Such options represent substantially all those that were eligible for exchange. We granted 920,700 new options, which have similar terms to the cancelled options, in exchange for the cancelled options on December 26, 2002, at a price of $20.07.

Note 16—Related Party Transactions

        In the normal course of business, we undertake transactions with a number of unconsolidated affiliated companies. Certain of our subsidiaries provide construction funding, project consulting, operating advances and management services to such affiliates. Due from affiliates, management, development and other fees, and TCA development and other fees consisted of the following:

	December 31,		For the year ended December 31,
	2003	2002	2003	2002	2001
Harborside at Atlantis	$17,391	$27,686	$1,847	$1,579	$1,407
Trading Cove Associates	227	6,456	1,755	1,326	2,873
One&Only Kanuhura	4,807	5,209	787	383	38
Mauritius Resorts	6,394	5,164	7,619	7,074	6,841
One&Only Royal Mirage	958	389	1,293	1,232	1,124
Kaafu Atoll	16,360	313	394	—	—
One&Only Palmilla Resort	2,654	175	1,482	128	—

	48,791	45,392	15,177	11,722	12,283
Less: amounts due within one year	(13,949)	(21,013)	—	—	—

	$34,842	$24,379	$15,177	$11,722	$12,283

Harborside at Atlantis

        In 2000, we entered into a series of promissory notes with Harborside at Atlantis to fund 50% of the construction cost of the timeshare units on Paradise Island in The Bahamas. The balance of these notes was $15.0 million and $19.5 million at December 31, 2003 and 2002, respectively. These promissory notes are due on December 31, 2005. We earn interest on these advances at a rate equal to one-month LIBOR plus 250 basis points, which was 3.62% at December 31, 2003. Interest due from Harborside at Atlantis on these advances was $0.1 million and $0.8 million for the years ended December 31, 2003 and 2002, respectively. The loans were made simultaneously with loans from

Starwood, which mirror the amounts, terms and conditions of our loans. Our loans and the Starwood loans are pari passu with respect to payments of principal and accrued interest and such payments will be made in cash, as it is available from the sale of timeshare units.

        Harborside at Atlantis was closed at the end of August 2002 in order to repair significant damage resulting from adverse weather primarily due to Hurricane Michelle. Repairs at Harborside at Atlantis were completed during December 2002 which is when the resort reopened. Amounts due from Harborside at Atlantis as of December 31, 2002 include $2.9 million representing the fair value of services provided by Atlantis, Paradise Island to the timeshare owners of Harborside at Atlantis while Harborside at Atlantis was undergoing construction remediation work and is included within 2002 rooms and food and beverage revenue in the accompanying consolidated statements of operations. As of December 31, 2003, this amount was paid in full by Harborside at Atlantis.

        We provide marketing, administrative and development services to Harborside at Atlantis from which we earned fees of $1.8 million, $1.6 million, and $1.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. The amount due from Harborside at Atlantis, related to these services was $1.8 million and $3.5 million as of December 31, 2003 and 2002, respectively.

Trading Cove Associates

        We recorded development and other fees from TCA of $1.8 million, $1.3 million and $2.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Mauritius Resorts

        We have long-term management contracts with each of five hotels in Mauritius that are owned by SRL: the One&Only Le Saint Géran, the One&Only Le Touessrok, La Pirogue, Le Coco Beach and Sugar Beach. The term of each of these management agreements was extended from 2008 until 2023 in December 2002 when we entered into an agreement with SRL to form One&Only Management for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and the One&Only Kanuhura in the Maldives. Effective January 1, 2003, SRL owns 20% of One&Only Management, and we own the remaining 80%. Subject to certain conditions, SRL's ownership interest will increase incrementally through 2009, for no consideration, at which time it will own 50% of the new management company. Pursuant to a subcontract with One&Only Management, we provide the comprehensive management services to the five Mauritius resorts and receive a management fee calculated as a percentage of revenues and adjusted EBITDA, as defined. One&Only Management also is entitled to a marketing fee calculated as a percentage of revenues, although it has subcontracted to us all marketing services and benefits thereof with respect to the five Mauritius resorts. For the years ended December 31, 2003, 2002, and 2001, we have recognized $7.4 million, $5.6 million, and $6.8 million, respectively, related to these management agreements in Mauritius. Additionally, during 2002, we completed a major redevelopment of the One&Only Le Touessrok for which the Company earned project fees of $0.2 million and $1.5 million for the years ended December 31, 2003 and 2002, respectively.

        As of and for the year ended December 31, 2003, we have consolidated One&Only Management, with SRL's 20% interest reflected as minority interest in the accompanying consolidated statement of operations and a minority interest liability reflected within accounts payable and accrued liabilities in the accompanying consolidated balance sheet. We signed an agreement with SRL that provides for, among other things, the sale of 20% of our debt and equity interests in the One&Only Kanuhura to

SRL for which we received $1.5 million. Following this sale, which was effective January 1, 2003, we now have a 20% equity interest in the One&Only Kanuhura.

One&Only Kanuhura

        As described above, One&Only Management provides management services to the One&Only Kanuhura, a Maldives company. We previously owned a 25% equity interest until December 31, 2002. Effective January 1, 2003, we now own a 20% equity interest in the One&Only Kanuhura. The terms of the management agreement run concurrent with the terms of a lease between the One&Only Kanuhura and the government of the Republic of Maldives. That lease expires in 2026 and is subject to extension.

        During the years ended December 31, 2002 and 2001, we advanced funds to the One&Only Kanuhura in the amount of $3.6 million, excluding accrued interest, which represented our share of funding for operations. In February 2004, we received a $1.1 million repayment of advanced funds from the One&Only Kanuhura. These advances are payable after satisfaction of certain Kanuhura financial obligations which mature no earlier than December 2007. These loans accrue interest at a rate of LIBOR plus 600 basis points.

        Fees for management services during the years ended December 31, 2003 and 2002 and for the period from August 1, 2001 through December 31, 2001 were $0.8 million, $0.4 million and $38,000, respectively, and are included in management, development and other fees in the accompanying consolidated statements of operations.

One&Only Royal Mirage

        Fees for management services to the One&Only Royal Mirage during the years ended December 31, 2003, 2002 and 2001 were $1.3 million, $1.2 million, and $1.1 million, respectively, and are included in management, development and other fees in the accompanying consolidated statements of operations.

Kaafu Atoll

        As discussed in Note 23—Commitments and Contingencies-Commitment with Reethi Rah Pvt. Ltd., on December 4, 2002, we entered into a senior subordinated credit agreement with Reethi Rah Resort Pvt Ltd. and various other financial institutions (the "Senior Lenders"). The agreement, as amended in 2003, obligates Kerzner to make completion loans (in an amount not to exceed $35.0 million) and operating loans (in an amount not to exceed $3.0 million per year, for a four-year period). The purpose of the completion loans is to provide subordinated financing for the building and developing of a new resort on Medhufinolhu, Kaafu Atoll, Republic of Maldives. The loans will be subordinated to all other loans made to Reethi Rah Resort Pvt. Ltd. by the Senior Lenders and will become immediately due and payable upon termination or cancellation of our management agreement related to the property.

        As of December 31, 2003, we had entered into a series of completion loans in the amount of $15.4 million, excluding accrued interest, which is included in due from affiliates-non-current in the accompanying consolidated balance sheet. We earn LIBOR plus 500 basis points on these completion loans.

        As of December 31, 2003 and 2002, other amounts incurred in connection with Kaafu Atoll of $1.0 million and $0.3 million, respectively, represent primarily development costs that Kerzner has incurred on behalf of the resort, which will be reimbursed after the opening of the resort.

One&Only Palmilla Resort

        Fees for management services to the One&Only Palmilla Resort for both the year ended December 31, 2003 and during the period from September 12, 2002 (the date of acquisition) through December 31, 2002 were $0.1 million and are included in management, development and other fees in the accompanying consolidated statements of operations.

        In April 2003, the One&Only Palmilla Resort commenced its expansion and redevelopment, which was completed in February 2004. In connection with the redevelopment, the Company earned $1.4 million of development fees for the year ended December 31, 2003 which are included in management, development and other fees in the accompanying consolidated statements of operations.

        As of December 31, 2003 the $2.7 million due from One&Only Palmilla Resort relates to management services, development fees and other advances.

Office Lease

        Effective February 2002, we entered into a lease agreement with Tennyson Properties Limited, whereby we are leasing office space in Buckinghamshire in the United Kingdom for a period of 15 years. The annual rent is approximately £205,000 (which is the equivalent of approximately $365,000 at December 31, 2003) and is subject to increase every five years to the current fair market value. Tennyson Properties Limited is owned by a family trust established by Solomon Kerzner, chairman of the Company.

Note 17—Employee Benefit Plans

        Certain of our subsidiaries participate in a defined contribution plan covering substantially all of their full-time employees. We make contributions to this plan based on a percentage of eligible employee contributions. Total expenses for this plan were $267,000, $185,000, and $446,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The period from January 1, 2001 to April 24, 2001 included plan expenses of Resorts Atlantic City.

        In addition to the plan described above, union and certain other employees of our subsidiaries in The Bahamas, and formerly Resorts Atlantic City, are covered by multi-employer defined benefit pension plans to which employers make contributions. In connection with these plans, we expensed contributions of $7.0 million, $6.7 million and $6.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        In October 2002, the Company established a deferred compensation plan (the "Deferred Compensation Plan") for the purpose of allowing certain management of the Company to defer a portion of their compensation and accumulate earnings on a tax-deferred basis. The amount that is elected to be deferred is withheld from the employee's compensation and remitted to the trustee of the Deferred Compensation Plan. The trustee is responsible for utilizing such funds to purchase certain investments, which are held in a rabbi trust.

        The compensation withheld from management, together with investment income on the Deferred Compensation Plan, is reflected as a deferred compensation obligation to participants and is classified within other long-term liabilities in the accompanying consolidated balance sheet. The related assets which are held in the rabbi trust are classified within deferred charges and other assets in the accompanying consolidated balance sheet and are reported at cash surrender value with the resulting change in cash surrender value included in the accompanying consolidated statements of operations. At December 31, 2003 and 2002, the balance of the liability and the corresponding asset each totaled $1.8 million. During the year ended December 31, 2003, the change in cash surrender value amounted to $0.1 million and the change in fair value of the obligation to participants resulted in a $0.2 million charge to corporate expense. During the years ended December 31, 2003 and 2002, the Deferred Compensation Plan did not have a significant impact on our operating results.

Note 18—Restructuring Expense

        Restructuring costs in 2001 were comprised of severance payments made to employees who were terminated due to lower occupancy levels at Atlantis, Paradise Island subsequent to the terrorist attacks on September 11, 2001. By the end of 2002, all amounts related to the restructuring had been paid.

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

Note 19—Investments in and Equity in Earnings (Losses) of Associated Companies

        Components of investments in associated companies were as follows:

	December 31,
			Ownership Interest
	2003	2002
One&Only Palmilla Resort	$38,757	$40,668	50%
Sun Resorts Limited (Mauritius Resorts)	23,598	22,818	20.4%
Trading Cove Associates	14,427	8,947	50%
One&Only Kanuhura	1,864	2,393	20%
Harborside at Atlantis	2,697	(632)	50%
Trading Cove New York	1,758	1,692	50%
Other	51	—	50%

	$83,152	$75,886

        Our proportionate share of earnings or losses from these entities is reflected in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations, except for equity earnings related to our investment in TCA, which are included in relinquishment fees—equity earnings in TCA as a component of operating income in the accompanying consolidated statements of operations based upon the nature and function of TCA as an entity existing for the purpose of collecting fees and remitting such fees to its partners.

        In the normal course of business, we undertake transactions with a number of unconsolidated affiliated companies. See Note 16—Related Party Transactions for further discussion.

One&Only Palmilla Resort

        Effective September 12, 2002, we acquired our 50% interest in the One&Only Palmilla Resort. The following represents summarized information of the One&Only Palmilla Resort as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and the period from September 12, 2002 through December 31, 2002:

	For the year ended December 31, 2003	For the period from September 12, 2002 through December 31, 2002
Revenues	$9,521	$5,467
Loss from operations	(9,402)	(449)
Loss before income taxes	(9,417)	(443)
Net loss	(9,384)	(287)
	As of December 31,
	2003	2002
Current assets	$13,196	$6,324
Non-current assets	145,406	79,171
Total assets	158,602	85,495
Current liabilities	12,768	4,587
Non-current liabilities	85,382	—
Shareholders' equity	60,452	80,908

        During the year ended December 31, 2003 and for the period from September 12, 2002 through December 31, 2002, we have recognized approximately $4.8 million and $0.1 million, respectively, in equity losses from associated companies in the accompanying consolidated statements of operations. The equity loss for the year ended December 31, 2003 includes $4.3 million of our 50% share of the pre-opening expenses associated with the redevelopment of the One&Only Palmilla.

Mauritius Resorts

        Through June 16, 2000, we owned a 22.8% interest in SRL, or Mauritius Resorts. Effective June 16, 2000, SRL issued additional shares of stock under a rights issue in which we did not participate, effectively reducing our ownership interest to 20.4%. The following represents summarized financial information of SRL as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 (converted to US dollars at the appropriate exchange rate).

	For the Year Ended December 31,
	2003	2002	2001
Revenues	$102,264	$78,058	$93,398
Income from operations	27,071	19,448	25,277
Income before income taxes	17,837	14,331	20,136
Net income	10,941	8,510	17,482
	As of December 31,
	2003	2002
Current assets	$24,556	$23,971
Non-current assets	310,171	269,411
Total assets	334,727	293,382
Current liabilities	49,351	52,186
Non-current liabilities	136,016	99,739
Shareholders' equity	149,360	141,457

        During the years ended December 31, 2003, 2002 and 2001, we received dividends from SRL of $1.5 million, $2.3 million and $2.9 million, respectively. We recognized $2.3 million, $1.7 million and $3.3 million of equity earnings from SRL during the years ended December 31, 2003, 2002 and 2001, respectively.

Trading Cove Associates

        Through a wholly owned subsidiary, we own a 50% interest in TCA and are a managing partner along with Waterford Gaming L.L.C. TCA and the Mohegan Tribe have entered into the TCA Development Agreement and the Relinquishment Agreement in connection with the Mohegan Sun.

        Relinquishment fees represent our share of the net earnings from TCA pursuant to the Relinquishment Agreement. In accordance with such agreement, TCA earns a fee, equal to 5% of gross revenues, as defined in the Relinquishment Agreement, generated by the Mohegan Sun during the 15-year period commencing on January 1, 2000, including revenue generated by the Mohegan Sun expansion. Revenues are defined in the Relinquishment Agreement as gross gaming revenues (other than Class II gaming revenue, i.e., bingo) and all other facility revenues. Such revenue includes hotel revenues, food and beverage sales, parking revenues, ticket revenues and other fees or receipts from the convention/events center in the Mohegan Sun expansion and all rental or other receipts from lessees, licensees and concessionaires operating in the facility, but not the gross receipts of such lessees, licensees and concessionaires. Such revenues exclude revenues generated by any other expansion of the

Mohegan Sun. The following represents summarized information of TCA as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001.

	For the Year Ended December 31,
	2003	2002	2001
Revenues	$69,798	$59,066	$46,970
Total expenses	6,884	3,996	3,476
Interest and dividend income	6	13	33
Net income	62,920	55,083	43,527
	As of December 31,
	2003	2002
Current assets	$26,143	$24,502
Non-current assets	2,440	2,665
Total assets	28,583	27,167
Current liabilities	1,071	10,521
Non-current liabilities	—	—
Partners' capital	27,512	16,646

        Our equity in earnings from TCA totaled $34.0 million, $30.0 million and $24.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. Such amounts do not equal 50% of the reported net income of TCA, primarily as a result of a priority distribution.

One&Only Kanuhura

        The following represents summarized financial information of the One&Only Kanuhura as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002 and for the period from August 1, 2001 through December 31, 2001.

	For the year ended December 31, 2003	For the year ended December 31, 2002	For the period from August 1, 2001 through December 31, 2001
Revenues	$14,796	$10,595	$3,809
Income (loss) from operations	2,766	(421)	(1,261)
Income (loss) before income taxes	460	(2,633)	(2,564)
Net income (loss)	460	(2,633)	(2,564)
	As of December 31,
	2003	2002
Current assets	$4,702	$3,372
Non-current assets	28,536	28,249
Total assets	33,238	31,621
Current liabilities	4,966	6,165
Non-current liabilities	29,874	28,596
Shareholders' deficiency	(1,602)	(3,140)

        For the years ended December 31, 2003 and 2002 and for the period from August 1, 2001 (the date of acquisition) through December 31, 2001, we have recognized ($0.1) million, $0.7 million, and $0.7 million, respectively, in equity earnings (losses) from the One&Only Kanuhura.

Harborside at Atlantis

        Harborside at Atlantis constructs, sells and manages timeshare units on Paradise Island, The Bahamas. Construction was completed in February 2001 and sales of timeshare units began in May 2000. As of December 31, 2003 and 2002, 89% and 64%, respectively, of the timeshare units were sold. The following represents summarized financial information of Harborside at Atlantis as of and for the years ended December 31, 2003, 2002 and 2001.

	For the Year Ended December 31,
	2003	2002	2001
Revenues	$43,818	$37,411	$35,371
Income (loss) from operations	6,136	(11,023)	1,372
Income (loss) before income taxes	6,659	(10,428)	1,372
Net income (loss)	$6,659	$(10,428)	$1,372
	As of December 31,
	2003	2002
Current assets	$68,487	$97,469
Non-current assets	22,955	9,255
Total assets	91,442	106,724
Current liabilities	48,739	99,356
Non-current liabilities	30,040	1,364
Shareholders' equity	$12,663	$6,004

        For the years ended December 31, 2003, 2002 and 2001, we have recognized $3.3 million, $(5.2) million, and $0.5 million, respectively in equity earnings (losses) from Harborside at Atlantis. Included within equity in earnings (losses) from Harborside at Atlantis for the years ended December 31, 2003 and 2002 are $1.8 million and $6.9 million, respectively, of charges which represent our share of construction remediation costs. The remediation costs for the year ended December 31, 2003 have been reduced by the amount of insurance recovery realized by Harborside at Atlantis related to the settlement of the remediation claim of $3.0 million, our portion of which is $1.5 million.

Trading Cove New York

        Through a wholly owned subsidiary, we own a 50% interest in, and are a managing member of, TCNY, along with Waterford Development New York, LLC. The following represents summarized information of TCNY as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001.

        The Company increased its equity in losses of TCNY by expensing certain costs that TCNY capitalized due to the Company's evaluation of the uncertainty of the recoverability of such costs.

	For the Year Ended December 31,
	2003	2002	2001
Total revenues and other income	$1	$11	$13
Total expenses	7	6	15
Net income (loss)	$(6)	$5	$(2)
	As of December 31,
	2003	2002
Current assets	$295	$436
Non-current assets	9,798	7,353
Total assets	10,093	7,789
Current liabilities	147	137
Non-current liabilities	—	—
Members' equity	$9,946	$7,652

        During the years ended December 31, 2003, 2002 and 2001 we recognized $1.1 million, $1.0 million and $0.9 million, respectively, of equity losses in TCNY.

Note 20—Gain on Settlement of Territorial and Other Disputes

Majority Shareholder Reorganization

        In July 2001, we announced the restructuring of our then majority shareholder, Sun International Investments Limited ("SIIL"), and the resolution of certain matters, including a territorial dispute, with SIIL and certain of its shareholders (collectively the "Reorganization"). At the time of the Reorganization, SIIL and its shareholders beneficially owned approximately 67% of our issued and outstanding ordinary shares (the "Ordinary Shares"). SIIL was itself owned in equal thirds by Kersaf Investments Limited ("Kersaf"), Caledonia Investments PLC and World Leisure Group Limited, a company controlled by a Kerzner family trust. SIIL previously was governed by a shareholders' agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. In connection with the Reorganization, among other things, SIIL was dissolved and the shareholders' agreement governing SIIL was terminated. Accordingly, SIIL's shareholders obtained direct ownership of their Ordinary Shares. In addition, SIIL's shareholders agreed to certain standstill provisions in effect through June 2006, pursuant to which each of them would refrain from proposing or consummating certain extraordinary corporate transactions involving the Company, including any merger or the sale of substantially all of our assets.

        Pursuant to a registration rights and governance agreement executed in connection with the Reorganization, we granted certain registration rights to SIIL's shareholders in respect of the ordinary shares held by them, in part in order to facilitate the required sale of at least 2,000,000 of Kersaf's Ordinary Shares in a registered public offering, which requirement was satisfied on December 12, 2002. We agreed that, after a transition period not to exceed one year from June 30, 2001, we would cease, and we have ceased, using the names "Sun" and "Sun International." In connection with the

Reorganization, Kersaf agreed to pay us $15.5 million. This was settled by a one-time cash payment of $3.5 million and the issuance of a 5-year, $12.0 million note, bearing interest at 9% per annum. In December 2001, the principal amount of the note and accrued interest thereon was repaid in full. Of this amount, we recognized a $1.5 million and $5.1 million net gain on the settlement of this territorial dispute during the years ended December 31, 2003 and 2002, respectively.

Subsequent Disputes and Settlement with Kersaf Investments Limited

        As part of the Reorganization, the Company and Kersaf agreed to restructure certain agreements which included, among other things, an obligation for Kersaf to sell at least 2,000,000 shares of the Company's shares in a registered public offering, certain non-compete agreements, the continuation of an obligation of Kersaf to pay Kerzner an annual payment of approximately $3.3 million (the "Contribution Payment"), and an agreement pursuant to which Kerzner was granted an interest in a proposed project in Port Ghalib, Egypt (the "Egypt Project"). In October 2001, the Company filed a lawsuit against Kersaf and certain related entities in New York alleging, among other things, that Kersaf had breached its non-compete obligation. Kersaf and the Company executed a settlement agreement that resolved all of these outstanding matters on November 1, 2002.

        According to the settlement agreement, among other things, (i) Kersaf was obligated, and on December 18, 2002 satisfied this obligation, to sell at least 2,000,000 shares in a registered public offering; (ii) Kersaf's obligation to make the Contribution Payment was terminated effective December 1, 2002 and; (iii) Kersaf paid us $32.1 million in December 2002. Of this amount, $18.0 million and $21.3 million (which represents the future payments that were to be received over the original term of the underlying Mauritius management contracts) is classified as deferred revenue as of December 31, 2003 and 2002, respectively. The long-term portion of $14.6 million and $18.0 million as of December 31, 2003 and 2002, respectively, is included within deferred revenue and the current portion of $3.4 million and $3.3 million is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. These amounts will be recognized as other revenues over the term of the original underlying Mauritius management contracts, which extended through December 2008. The remaining amount of $9.4 million, net of $1.4 million of direct legal expenses, was recognized in the fourth quarter of 2002 as an additional gain on settlement of territorial and other disputes. In exchange for this settlement, we agreed to terminate all existing lawsuits related to Kersaf and have released all parties from any related claims and we shall no longer have any interest in the Egypt Project.

Note 21—Loss on Early Extinguishment of Debt

        Pursuant to the adoption of the SFAS 145, we have reclassified the $20.5 million extraordinary loss on early extinguishment of debt recognized during the year ended December 31, 2002 in connection with the Company's refinancing of its long-term debt from an extraordinary loss to other expense in the accompanying consolidated statement of operations. Of this amount, $14.6 million related to our repurchase and redemption of the entire outstanding balance of $200 million principal amount of our 9% Senior Subordinated Notes. The remaining $5.9 million related to the repurchase and redemption of our $100 million principal amount of 8 5/8% Senior Subordinated Notes. This loss consisted of the premium paid on the repurchase and redemption of the notes, the non-cash charge to write-off the balance of the related debt issuance costs, the remaining unamortized discount on the notes and other direct costs. The applicable net income tax effect was insignificant.

Note 22—Income Taxes

        A significant portion of our operations are located in The Bahamas where there are no income taxes. In 2003, 2002 and 2001, the income tax provisions relating to U.S. and other non-Bahamian operations were as follows:

	For the Year Ended December 31,
	2003	2002	2001
Current:
Federal	$7,917	$5,939	$3,502
State	3,393	2,341	1,462
Foreign	584	—	—

	11,894	8,280	4,964
Deferred:
Federal	(11,732)	(8,184)	(3,874)

	$162	$96	$1,090

        The effective tax rate on income varies from the statutory U.S. federal tax rate as a result of the following factors:

	For the Year Ended December 31,
	2003	2002	2001
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Non-U.S.-source income	(25.4)	(37.0)	(29.2)
State tax cost	4.7	5.8	—
NOLs, extraordinary item and temporary differences for which a valuation allowance has been provided	—	12.8	—
Reduction of valuation allowance relating to prior years' operating loss utilized	(16.4)	(20.4)	(14.5)
Branch profit taxes and other taxes on U.S. services	—	—	8.8
Other	2.3	4.0	3.2

Effective tax rate	0.2%	0.2%	3.3%

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        The components of the deferred tax assets and liabilities were as follows:

	December 31,
	2003	2002
Non-current deferred tax liabilities:
Basis differences on property and equipment	$—	$(561)

Total deferred tax liabilities	—	(561)

Non-current deferred tax assets:
NOL carryforwards	183,629	223,709
Basis differences on property and equipment	527	—
Basis differences on land held for investment, development or resale	3,961	4,104
Book reserves not yet deductible for tax return purposes	2,954	1,898
Tax credit carryforwards	3,216	2,677
Other	4,998	3,786

Total deferred tax assets	199,285	236,174
Valuation allowance for deferred tax assets	(188,812)	(229,494)

Deferred tax assets, net of valuation allowance	10,473	6,680

Non-current net deferred tax assets	$10,473	$6,119

        Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized. We considered these factors in reaching our conclusion to reduce the valuation allowance during 2003, 2002 and 2001 which resulted in a reduction to our provision for income taxes.

        For federal income tax purposes, Kerzner International North America, Inc. ("KINA"), one of our wholly-owned subsidiaries, had net operating loss ("NOL") carryforwards of approximately $524.7 million at December 31, 2003, of which $247.2 million are unrestricted as to use. However, due to the change of ownership of KINA in 1996, $277.5 million of these NOL carryforwards (the "Pre-Change NOLs") are limited in their availability to offset our future taxable income. As a result of these limitations, approximately $11.3 million of Pre-Change NOLs will become available for use each year through the year 2008, with an additional $7.7 million becoming available in 2009. The remaining Pre-Change NOLs are expected to expire unutilized, including the $61.0 million of Pre-Change NOLS that expired in 2003.

        Our restricted NOL carryforwards expire as follows: $36.6 million in 2005, $23.5 million in 2006, and $3.9 million in 2007. Our unrestricted NOLs expire as follows: $26.7 million in 2007, $56.5 million in 2008, $8.0 million in 2011, $57.0 million in 2012, $32.4 million in 2019, $17.7 million in 2020 and $48.9 million in 2021.

Note 23—Commitments and Contingencies

Lease Obligations

        We lease office space in numerous locations throughout the United States and Europe for sales and marketing, public relations, tour operations and travel reservation services and other administrative services. These offices support our operations in The Bahamas. In addition, we have obligations under certain operating leases related to equipment acquired for our operations in The Bahamas.

        Future minimum lease obligations under various non-cancelable operating leases with terms in excess of one year at December 31, 2003 are as follows (in thousands of US dollars):

Year Ending December 31,
2004	$2,413
2005	1,912
2006	2,324
2007	1,819
2008	1,748
Thereafter	18,058

$28,274

Casino License

        The operations of casinos in The Bahamas are subject to regulatory controls. The operator must obtain a casino license and the license must be periodically renewed and is subject to revocation at any time.

Heads of Agreement

        We have an agreement with the Bahamian government, which we refer to as the Heads of Agreement, that governs our gaming taxes and fees in The Bahamas and provides us with certain tax incentives to encourage us to further expand Atlantis, Paradise Island. On May 26, 2003, we restated the Heads of Agreement in anticipation of the Atlantis, Paradise Island Phase III expansion as previously discussed in Note 1—Organization and Basis of Presentation. The restated Heads of Agreement for the year ended December 31, 2003 maintains the basic casino tax and fee structure, which was effective for the years ended December 31, 2002 and 2001. Under this basic casino tax and fee structure we paid an annual license fee of $100,000 per thousand square feet of casino space, a minimum annual casino win tax of $4.3 million on all gaming win up to $20.0 million, a 12.5% win tax on gaming win between $20.0 million and $120.0 million and a 10% gaming tax on all gaming win in excess of $120.0 million. The Company is entitled to a $5.0 million reduction to the annual casino license fees and a 45% credit against all win tax on gaming win between $20.0 million and $120.0 million. The casino win tax and annual license fee is included in gaming costs and expenses in the accompanying consolidated statements of operations and was $11.5 million, $12.2 million and $10.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        In order to secure the tax incentives described in the preceding paragraph, we are obligated to commence construction on aspects of Phase III-A by December 31, 2003 and commence construction on the balance of Phase III-A by June 30, 2004. In the event that we do not proceed with Phase III-B, there will be a proportionate scaling back of the casino fee and tax incentives.

        As we commenced construction of Phase III-A by December 31, 2003 the basic tax and fee structure was amended so that all gaming win in excess of $20.0 million is subject to win tax of 10% and is effective for a period of 20 years after the earlier of the completion of the Phase III Expansion or December 31, 2007. In addition, the 45% credit against all win tax shall become 50% against all win tax on gaming win over $20.0 million. However, the 50% credit will not apply to gaming win in excess of $175 million in any year through 2010 and $200 million in each succeeding year. These credits also apply from the commencement of construction of Phase III-A in 2003, and shall extend for a period of 11 years from the Relevant Date, as defined.

        The restated Heads of Agreement also provides for an extension of our joint marketing agreement with the Bahamian government pursuant to which the Bahamian government agreed to match our contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media to promote the destination and our Paradise Island properties, including the Phase III expansion. This joint marketing agreement will expire on December 31, 2007.

        The Heads of Agreement also required that Sun International Investment Limited ("SIIL") control a majority of our board of directors until June 30, 2004. As part of the restructuring of SIIL, we entered into a governance agreement with the shareholders of SIIL that, among other things, required us to submit to our shareholders an amendment to our articles of association that would set the term of our existing directors to expire at our annual general meeting in 2004. At our annual shareholders meeting in September 2001, the amendment to our articles of association was adopted and our existing directors were elected to terms expiring in 2004.

Guarantees

        As of December 31, 2003, the Company had executed various guarantees. As discussed in Note 3—Summary of Significant Accounting Policies, the Company has adopted the disclosure provisions of FIN 45 and has adopted the recognition and measurement provisions for any guarantees entered into or modifications to existing guarantees after December 31, 2002. With respect to the Company's existing guarantee related to the One&Only Palmilla Resort, the fair value of $2.8 million has been estimated and recorded as of December 31, 2003 for our $46.5 million guarantee entered into after December 31, 2002 with the One&Only Palmilla Resort as discussed below. The fair value of the guarantee is included in other long-term liabilities in the accompanying consolidated 2003 balance sheet.

        In connection with the One&Only Palmilla Resort operating agreement, we agreed that in the event that the One&Only Palmilla Resort obtained third-party debt financing for its planned redevelopment, we would guarantee certain amounts of such financing. The purpose of these guarantees was to assist the One&Only Palmilla Resort in obtaining financing for its redevelopment on commercially reasonable terms. On August 1, 2003, the One&Only Palmilla Resort secured a senior credit facility (the "Senior Credit Facility") in the amount of $88.5 million, of which Kerzner has guaranteed $46.5 million. In 2003, we have recorded the fair value of these guarantees in accordance with the provisions of FIN 45. We have agreed to provide these guarantees for a period ending no later than the later of (i) the date of repayment at maturity of the underlying obligations or (ii) three years from the date of the guarantee. As of December 31, 2003, amounts outstanding under the Senior Credit Facility totaled $86.4 million. In addition, to the extent that One&Only Palmilla incurs expenditures that we approve in excess of budgeted amounts and for which it is otherwise unable to obtain third-party financing, we have agreed to make unsecured subordinated loans to the One&Only Palmilla resort in the amount of such expenditures.

        In connection with our purchase of a 25% initial equity interest in the One&Only Kanuhura, we were required to guarantee certain of its obligations, totaling $10.7 million to its other shareholders.

We are not obligated under these guarantees unless the property's senior bank debt agreement prevents available cash flow from being distributed to the shareholders, nor until Kanuhura repays certain senior debt owed to us. As of December 31, 2003, the amount of senior debt owed to us was $3.6 million, excluding accrued interest. Our obligations under these guarantees expire when the underlying obligations are repaid. Upon our having to satisfy these guarantees, we shall be deemed to have made a loan to the One&Only Kanuhura on the same terms of the underlying note that was satisfied.

Commitment with Reethi Rah Resort Pvt. Ltd.

        On December 4, 2002, we entered into a senior subordinated credit agreement with Reethi Rah Resort Pvt Ltd and various other financial institutions (the "Senior Lenders"). The agreement obligates Kerzner to make completion loans (in an amount not to exceed $35.0 million) and operating loans (in an amount not to exceed $3.0 million per year, for a four-year period). The purpose of the completion loans is to provide subordinated financing for the building and developing of a new resort on Medhufinolhu, Kaafu Atoll, Republic of Maldives. The purpose of the operating loans is to provide working capital on a standby basis to the new resort once it has opened. Among other conditions, Kerzner is not obligated to make any completion loan after the resort has opened or until Reethi Rah Resort Pvt Ltd has borrowed a minimum of $20.0 million from the Senior Lenders. Kerzner is not obligated to make any operating loans unless, among other conditions, the resort has opened for business to the general public. Once made, both the completion loans and the operating loans will be subordinated to all other loans made to the borrower by the Senior Lenders and will become immediately due and payable upon termination or cancellation of our management agreement related to the property. As of December 31, 2003 the Company had $15.4 million of completion loans outstanding, excluding accrued interest, to the resort.

        As a condition to entering into the senior subordinated credit agreement, we obtained a personal guarantee from Mohamed Adil, an indirect holder of the majority of outstanding shares in Reethi Rah Resort Pvt Ltd., pursuant to which Mr. Adil unconditionally guaranteed all of the payment and performance obligations of Reethi Rah Resort Pvt Ltd. to Kerzner under the senior subordinated credit agreement and certain other agreements relating to the resort. Reethi Rah Resort Pvt Ltd. also granted us a security interest in substantially all of the assets that will comprise the new resort, including a long-term lease that Reethi Rah Resort Pvt Ltd. has obtained from the government of the Maldives.

Atlantis, The Palm Commitment

        In September 2003, we entered into agreements to form a joint venture with Nakheel LLC, a government-owned entity ("Nakheel"), in Dubai to develop Atlantis, The Palm. The first phase of the project will include a resort and an extensive water theme park situated on beachfront property. Atlantis, The Palm will be located on The Palm, Jumeirah, a land reclamation project in Dubai. We and Nakheel have each agreed to invest $60 million in the form of equity financing to the project, with the balance of the financing, which may include an equity component, expected to be raised at the project level. As part of the transaction, Kerzner has agreed to enter into a development services agreement and a long-term management agreement with the joint venture company. The transaction remains subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

Executive and Employee Bonus Plans

        In 1998, we created a bonus plan for certain of our executives that was payable based upon the attainment of specified earnings per share. A portion of the bonus was payable in ordinary shares that vested over a three-year period. The compensation expense related to the 1998 bonus plan amounted to $0, $0 and $0.6 million for the years ended December 31, 2003, 2002 and 2001, respectively. During the year ended December 31, 2002, 32,000 shares of restricted stock were exercised. The bonus plan in effect for the years 2001 through 2002 does not provide for the issuance of Ordinary Shares.

        Effective for the years 2003, 2002 and 2001, we have a bonus plan whereby our employees, including officers, will qualify for bonuses if we attain either certain levels of earnings or earnings per share, and such bonuses are calculated as a percentage of each individual's salary. Such percentage is based on, among other things, each employee's level of responsibility. Bonuses paid to our officers under this bonus plan could reach a maximum of 80% of the respective employee's base salary. Bonuses ranging from 4% to 54% were granted in 2003 to our officers and employees. The compensation expense related to this bonus plan amounted to $13.8 million, $17.0 million and $3.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Litigation, Claims and Assessments

        The Company is involved in certain litigation and claims incidental to its business. The Company does not believe, based on currently available information, that these matters will have a material adverse effect on the accompanying consolidated financial statements.

Note 24—Segment Information

        SFAS No. 131 "Disclosures about Segments of an Enterprise Related Information" requires the disclosure of information regarding our operations based upon how management makes operating decisions and assesses the performance of such segments and certain information about geographic areas. We develop and operate premier resort casinos and other properties throughout the world and manage our business in three segments: Destination Resorts, Gaming and One&Only. Our Destination Resorts segment is currently our largest and most important segment from both a gross revenue and net income perspective. Management previously viewed the Company as operating solely in one business segment—the resort and casino business—which was conducted in various geographical areas. However, in 2003, as our businesses grew and evolved, management began to view the Company as operating in three distinct segments.

        Our Destination Resorts segment includes our flagship mega-resort property, Atlantis, Paradise Island, our tour operator which supports Atlantis, Paradise Island, PIV, Inc., and our 50% investment in Harborside at Atlantis. In addition, management expects that our future growth will further define and reinforce these segments. Accordingly, commencing with our 2003 consolidated financial statements, we will report our business in three segments: the Destination Resorts segment, the Gaming segment, and the One&Only segment. In addition, once we begin development and finalize a joint venture with Nakheel LLC, an entity owned by the government of Dubai, the Destination Resorts segment will include Atlantis, The Palm, which is expected to include a resort and an extensive water theme park located on the Palm, Jumeirah, a land reclamation project in Dubai, United Arab Emirates. The Gaming segment consists of relinquishment and development fee income from Mohegan Sun in Uncasville, Connecticut, Resorts Atlantic City (which we owned until April 25, 2001) and the costs associated with the potential development of a casino complex located in the greater London area and Northampton. The One&Only segment is comprised of our luxury resort hotel businesses which consist of premier properties that primarily operate in the five-star deluxe end of the resort market. The One&Only segment includes the One&Only Ocean Club located on Paradise Island, The Bahamas, and resorts located in Mauritius, the Maldives, Mexico and Dubai. We have also entered into agreements to develop and manage a second property in the Maldives, a property on the Victoria & Alfred Waterfront in Cape Town, South Africa and a property in Havana, Cuba, all of which will be operated under the One&Only brand. As each segment operates in various geographic areas, they are delineated within the tables that follow.

        We evaluate the performance of our segments based on their respective revenues generated after direct operating costs, and depreciation and amortization attributable to each segment which we refer to as their contribution to net income. Corporate expenses, interest income and expense, income taxes and other income and expenses are not allocated to the segments but are separately evaluated. The accounting policies of these reportable segments are the same as those disclosed in Note 3—Summary of Significant Accounting Policies.

        The following tables are an analysis of net revenues, contribution to consolidated net income and total assets, depreciation and amortization of goodwill and capital additions by segment:

Net Revenues

	For The Year Ended December 31,
	2003	2002	2001
Destination Resorts:
Atlantis, Paradise Island(1)
Hotel and other	$350,115	$347,707	$325,692
Insurance recovery	2,819	1,100	2,000
Casino	138,587	129,916	116,490

	491,521	478,723	444,182
Tour operations	28,875	29,026	26,091

Gross revenues	520,396	507,749	470,273
Less: promotional allowances	(23,579)	(22,210)	(22,778)

	496,817	485,539	447,495

Gaming:
Connecticut(2)	1,755	1,326	2,873
United Kingdom	—	—	—
New Jersey(3)
Casino	—	—	72,417
Hotel and other	—	—	12,496

Gross Revenue	—	—	87,786
Less: promotional allowances	—	—	(17,995)

	1,755	1,326	69,791

One&Only:
Ocean Club	34,186	31,200	26,165
Other resorts(4)	11,575	8,817	8,003

	45,761	40,017	34,168

Real estate related—Ocean Club Estates	—	—	9,771
Other segments	16,999	16,480	14,211

Net revenues	$561,332	$543,362	$575,436

(1)
Consists of revenues from Atlantis, Paradise Island, the Company's wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and marketing fee income from our 50% owned timeshare, Harborside at Atlantis.

(2)
Consists of development and other fees related to the Mohegan Sun, a casino and entertainment complex.

(3)
Consists of revenue from Resorts, Atlantic City. The Company sold RIH on April 25, 2001 and accordingly, excluded the results of operations of Resorts, Atlantic City subsequent to that date.

(4)
Consists of management and development fees from the Company's One&Only resort businesses located in Mauritius, Mexico, Dubai and the Maldives.

Contribution to Net Income

	For The Year Ended December 31,
	2003	2002	2001
Destination Resorts:
Atlantis, Paradise Island(1)	$93,788	$77,514	$66,050

Gaming:
Connecticut(2)	35,715	31,367	27,136
United Kingdom	(329)	—	—
New Jersey(3)	—	—	7,595

	35,386	31,367	34,731

One&Only:
Ocean Club	4,720	3,999	1,447
Other resorts(4)
Management, development and other fees	10,292	8,817	8,003
Direct expenses	(12,187)	(8,061)	(1,944)
Equity in earnings (losses) of associated companies	(2,565)	934	2,588

	260	5,689	10,094

General corporate	(33,928)	(26,119)	(20,848)
Restructuring (costs) reversal	—	1,000	(5,732)
Real estate related—Ocean Club Estates	—	—	6,906
Gain on net assets held for sale	—	—	2,232
Interest income	3,394	3,419	5,301
Interest expense, net of capitalization	(29,264)	(39,104)	(60,375)
Gain on settlement of territorial and other disputes	1,479	14,459	—
Loss on early extinguishment of debt, net of income tax effect	—	(20,525)	—
Other, net	(686)	60	—
Provision for income taxes	(162)	(96)	(1,090)
Income (loss) from discontinued operations, net of income tax	1,305	(8,061)	(4,608)

Net income	$71,572	$39,603	$32,661

(1)
Consists of earnings before interest and taxes from Atlantis, Paradise Island, the Company's wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and marketing fee income and equity in earnings (losses) from our 50% owned timeshare, Harborside at Atlantis.

(2)
Consists of relinquishment fees—equity earnings in TCA, development and other fees related to the Mohegan Sun, a casino and entertainment complex.

(3)
Consists of the results of operations of Resorts Atlantic City. The Company sold RIH on April 25, 2001 and accordingly, excluded the results of operations of Resorts Atlantic City subsequent to that date.

(4)
Consists of management, development and other fees and equity in earnings (losses) in associated companies from the Company's One&Only resort businesses located in Mauritius, Mexico, Dubai and the Maldives.

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions

	As of December 31, 2003	Year Ended December 31, 2003
	Total Assets	Depreciation and Amortization	Capital Additions
Destination Resorts:
Atlantis, Paradise Island(1)	$1,129,988	$50,996	$46,707
Gaming:
Connecticut(3)	14,654	—	—
United Kingdom	1,748	1	2,276

	16,402	1	2,276
One&Only:
One&Only Ocean Club	63,009	3,678	802
One&Only Other Resorts(2)	81,077	247	476

	144,086	3,925	1,278
General Corporate	165,452	860	588

	$1,455,928	$55,782	$50,849

	As of December 31, 2002	Year Ended December 31, 2002
	Total Assets	Depreciation and Amortization	Capital Additions
Destination Resorts:
Atlantis, Paradise Island(1)	$1,093,203	$50,709	$37,729
Gaming:
Connecticut(3)	15,398	—	—
United Kingdom	—	—	—
One&Only:
One&Only Ocean Club	66,158	3,951	596
One&Only Other Resorts(2)	69,902	69	721

	136,060	4,020	1,317
General Corporate	150,378	757	478

	$1,395,039	$55,486	$39,524

	Year Ended December 31, 2001
	Depreciation and Amortization	Capital Additions
Destination Resorts:
Atlantis, Paradise Island	$46,477	$54,003
Gaming:
Connecticut	—	—
United Kingdom	—	—
One&Only:
One&Only Ocean Club	3,602	11,879
One&Only Other Resorts	83	29

	3,685	11,908
General Corporate	848	1,679

	$51,010	$67,590

(1)
Includes assets from Atlantis, Paradise Island, the Company's wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and the Company's investment in Harborside at Atlantis.

(2)
Includes our investments in associated companies related to the Company's One&Only resort businesses located in Mauritius, Mexico and the Maldives.

(3)
Includes our 50% investment in TCA.

Note 25—Fair Value of Financial Instruments

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

        We used the following methods and assumptions in estimating fair value disclosures for financial instruments: (a) cash and cash equivalents, receivables, other current assets, accounts payable, accrued liabilities and variable rate debt: the amounts reported in the accompanying consolidated balance sheets approximate fair value due to the nature and short-term maturities of such assets and liabilities; (b) fixed-rate debt: fixed rate debt is valued based upon published market quotations, as applicable (the fair value of our fixed rate debt at December 31, 2003 was approximately $443.9 million as compared to its carrying value of $417.1 million and the fair value of our fixed rate debt at December 31, 2002 was approximately $421.8 million as compared to its carrying value of $425.3 million); (c) swap agreements: the fair value of our swap agreements was determined from the representations of financial institutions. The fair value of our swap agreements at December 31, 2003 and 2002 equal their carrying value of $11.8 million and $19.6 million, respectively, and are included in deferred charges and other assets in the accompanying consolidated balance sheets.

Note 26—Supplemental Condensed Consolidating Financial Information

        Our 8 7/8% Senior Subordinated Notes were co-issued by the Company and one of its wholly owned subsidiaries, KINA. The 8 7/8% Senior Subordinated Notes are guaranteed by substantially all of our wholly owned subsidiaries (the "Subsidiary Guarantors") and are jointly and severally irrevocably and unconditionally guaranteed. Separate financial statements of the Subsidiary Guarantors are not presented because we have determined that they would not be material to investors. The following supplemental financial information sets forth condensed consolidating balance sheets, statements of operations and statements of cash flows for each of the co-issuers of the 8 7/8% Senior Subordinated Notes, Kerzner and KINA, and, on a combined basis, for the Subsidiary Guarantors. Kerzner's non-guarantor subsidiaries are minor and, therefore, are not separately presented.

Kerzner International Limited

(In thousands of US dollars)

Condensed Consolidating Balance Sheet at December 31, 2003

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$143	$17,026	$39,207	$3,856	$60,232
Restricted cash	—	—	1,445	—	1,445
Trade receivables, net	61	69	38,084	183	38,397
Due from affiliates	259,366	21,923	(265,790)	(1,550)	13,949
Inventories	—	—	10,418	—	10,418
Prepaid expenses and other assets	125	657	20,881	(6,303)	15,360

Total current assets	259,695	39,675	(155,755)	(3,814)	139,801
Property and equipment, net	—	52,862	1,077,231	23,911	1,154,004
Due from affiliates—non- current	19,889	200,000	(185,047)	—	34,842
Deferred tax asset, net	—	10,473	—	—	10,473
Deferred charges and other assets, net	10,971	9,643	13,042	—	33,656
Investment in subsidiaries	566,984	10	—	(566,994)	—
Investment in associated companies	1,864	—	87,534	(6,246)	83,152

Total assets	$859,403	$312,663	$837,005	$(553,143)	$1,455,928

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$—	$—	$304	$—	$304
Accounts payable and accrued liabilities	7,974	22,603	144,130	(2,474)	172,233
Capital creditors	—	—	4,639	—	4,639

Total current liabilities	7,974	22,603	149,073	(2,474)	177,176
Deferred revenue	—	—	14,652	—	14,652
Other long-term liabilities	—	4,561	2,729	—	7,290
Long-term debt, net of current maturities	11,839	405,251	130	—	417,220

Total liabilities	19,813	432,415	166,584	(2,474)	616,338

Shareholders' equity	839,590	(119,752)	670,421	(550,669)	839,590

Total liabilities and shareholders' equity	$859,403	$312,663	$837,005	$(553,143)	$1,455,928

Condensed Consolidating Balance Sheet at December 31, 2002

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,398	$2,996	$26,475	$3,143	$34,012
Restricted cash	—	—	4,842	—	4,842
Trade receivables, net	61	1,186	42,024	(157)	43,114
Due from affiliates	239,820	40,071	(258,878)	—	21,013
Inventories	—	—	8,969	—	8,969
Prepaid expenses and other assets	57	73	14,182	—	14,312

Total current assets	241,336	44,326	(162,386)	2,986	126,262
Property and equipment, net	—	53,925	1,034,539	23,911	1,112,375
Notes receivable	13,600	—	120	—	13,720
Due from affiliates — non- current	4,925	200,000	(180,546)	—	24,379
Deferred tax asset, net	—	6,119	—	—	6,119
Deferred charges and other assets, net	19,574	8,614	8,110	—	36,298
Investment in subsidiaries	494,756	10	—	(494,766)	—
Investment in associated companies	2,393	—	80,518	(7,025)	75,886

Total assets	$776,584	$312,994	$780,355	$(474,894)	$1,395,039

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$—	$19	$256	$—	$275
Accounts payable and accrued liabilities	27,989	20,246	94,503	2,986	145,724
Capital creditors	—	—	1,538	—	1,538

Total current liabilities	27,989	20,265	96,297	2,986	147,537
Deferred revenue	—	—	18,028	—	18,028
Other long-term liabilities	—	148	2,549	—	2,697
Long-term debt, net of current maturities	19,574	405,726	72,456	—	497,756

Total liabilities	47,563	426,139	189,330	2,986	666,018

Shareholders' equity	729,021	(113,145)	591,025	(477,880)	729,021

Total liabilities and shareholders' equity	$776,584	$312,994	$780,355	$(474,894)	$1,395,039

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2003

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Casino and resort revenues	$—	$—	$525,773	$(4,732)	$521,041
Less: promotional allowances	—	—	(23,579)	—	(23,579)

	—	—	502,194	(4,732)	497,462
Tour operations	—	—	40,790	—	40,790
TCA development and other fees	—	—	1,755	—	1,755
Management and other fees	—	17,558	(4,136)	—	13,422
Insurance recovery	—	—	2,819	—	2,819
Other	—	1,816	3,268	—	5,084
Affiliated sales	—	—	10,143	(10,143)	—

	—	19,374	556,833	(14,875)	561,332

Equity in subsidiaries earnings	71,362	—	—	(71,362)	—

Expenses:
Casino and resort expenses	—	(6)	284,622	(13,261)	271,355
Tour operations	—	—	35,420	(14)	35,406
Selling, general and administrative	(275)	1,184	102,471	(2,543)	100,837
Management fee	1,400	—	(1,400)	—	—
Corporate expenses	5,401	11,034	19,882	943	37,260
Gain on replacement of damaged assets	—	—	(2,514)	—	(2,514)
Depreciation and amortization	—	49	55,733	—	55,782

	6,526	12,261	494,214	(14,875)	498,126
Relinquishment fees—equity earnings in TCA	—	—	33,960	—	33,960

Income (loss) from operations	64,836	7,113	96,579	(71,362)	97,166
Other income (expenses):
Interest income	1,793	175	1,426	—	3,394
Interest expense, net of capitalization	9,103	(36,009)	(2,358)	—	(29,264)
Affiliated interest income	(9,103)	18,278	(1)	(9,174)	—
Affiliated interest expense	—	—	(9,174)	9,174	—
Equity in losses of associated companies	(51)	—	(269)	—	(320)
Gain on settlement of territorial and other disputes	1,479	—	—	—	1,479
Other, net	(775)	104	(15)	—	(686)

Income (loss) from continuing operations before income taxes and minority interest	67,282	(10,339)	86,188	(71,362)	71,769
Benefit (provision) for income taxes	—	3,732	(3,894)	—	(162)
Minority interest	—	—	(1,340)	—	(1,340)

Income (loss) from continuing operations	67,282	(6,607)	80,954	(71,362)	70,267
Income (loss) from discontinued operations, net of income tax effect	4,290	—	(2,985)	—	1,305

Net income (loss)	$71,572	$(6,607)	$77,969	$(71,362)	$71,572

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2002

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Casino and resort revenues	$—	$—	$512,025	$(4,781)	$507,244
Less: promotional allowances	—	—	(22,210)	—	(22,210)

	—	—	489,815	(4,781)	485,034
Tour operations	—	—	41,063	—	41,063
TCA development and other fees	—	—	1,326	—	1.326
Management and other fees	—	16,801	(6,405)	—	10,396
Insurance recovery	—	—	1,100	—	1,100
Other	—	1,280	3,163	—	4,443
Affiliated sales	—	—	10,339	(10,339)	—

	—	18,081	540,401	(15,120)	543,362

Equity in subsidiaries earnings	39,262	—	—	(39,262)	—

Expenses:
Casino and resort expenses	—	—	279,646	(12,843)	266,803
Tour operations	—	—	36,772	(5)	36,767
Selling, general and administrative	2,361	1,297	90,074	(2,272)	91,460
Management fee	1,100	—	(1,100)	—	—
Corporate expenses	5,771	9,095	14,361	—	29,227
Depreciation and amortization	—	75	55,411	—	55,486
Restructuring reversal	—	—	(1,000)	—	(1,000)

	9,232	10,467	474,164	(15,120)	478,743
Relinquishment fees—equity earnings in TCA	—	—	30,041	—	30,041

Income (loss) from operations	30,030	7,614	96,278	(39,262)	94,660
Other income (expenses):
Interest income	1,474	704	1,241	—	3,419
Interest expense, net of capitalization	(846)	(36,638)	(1,620)	—	(39,104)
Affiliated interest income	1,046	18,249	—	(19,295)	—
Affiliated interest expense	—	—	(19,295)	19,295	—
Equity in losses of associated companies	(658)	—	(4,551)	—	(5,209)
Gain on settlement of territorial and other disputes	14,459	—	—	—	14,459
Loss on early extinguishment of debt	(5,901)	(14,624)	—	—	(20,525)
Other, net	—	(158)	218	—	60

Income (loss) from continuing operations before income taxes	39,604	(24,853)	72,271	(39,262)	47,760
Benefit (provision) for income taxes	(1)	2,238	(2,333)	—	(96)

Income (loss) from continuing operations	39,603	(22,615)	69,938	(39,262)	47,664
Loss from discontinued operations, net of income tax effect	—	—	(8,061)	—	(8,061)

Net income (loss)	$39,603	$(22,615)	$61,877	$(39,262)	$39,603

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2001

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Casino and resort revenues	$—	$—	$558,141	$(6,289)	$551,852
Less: promotional allowances	—	—	(40,773)	—	(40,773)

	-	—	517,368	(6,289)	511,079
Tour operations	—	—	36,348	—	36,348
TCA development and other fees	—	—	2,873	—	2,873
Management and other fees	—	15,087	(5,677)	—	9,410
Real estate related	—	—	9,771	—	9,771
Insurance recovery	—	—	2,000	—	2,000
Other	—	893	3,062	—	3,955
Affiliated sales	—	—	9,742	(9,742)	—

	—	15,980	575,487	(16,031)	575,436

Equity in subsidiary earnings	39,636	—	—	(39,636)	—

Expenses:
Casino and resort expenses	—	664	316,323	(14,377)	302,610
Tour operations	—	—	32,061	(20)	32,041
Selling, general and administrative	—	1,237	89,461	(1,634)	89,064
Management fee	634		(634)	—	—
Real estate related	—	—	2,865	—	2,865
Corporate expenses	3,006	6,716	15,384	—	25,106
Depreciation and amortization	—	124	50,886	—	51,010
Restructuring costs	—	—	5,732	—	5,732
Pre-opening expenses	—	—	2,280	—	2,280
Gain on net assets held for sale	—	—	(2,232)	—	(2,232)

	3,640	8,741	512,126	(16,031)	508,476
Relinquishment fees—equity earnings in TCA	—	—	24,263	—	24,263

Income (loss) from operations	35,996	7,239	87,624	(39,636)	91,223
Other income (expense):
Interest income	742	4,296	263	—	5,301
Interest expense, net of capitalization	(10,938)	(27,736)	(21,701)	—	(60,375)
Affiliated interest income	7,575	6,931	(1)	(14,505)	—
Affiliated interest expense	—	—	(14,505)	14,505	—
Equity in earnings (losses) of associated companies	(714)	—	2,924	—	2,210

Income (loss) from continuing operations before income taxes	32,661	(9,270)	54,604	(39,636)	38,359
Benefit (provision) for income taxes	—	3,095	(4,185)	—	(1,090)

Income (loss) from continuing operations	32,661	(6,175)	50,419	(39,636)	37,269
Loss on discontinued operations, net of income tax effect	—	—	(4,608)	—	(4,608)

Net income (loss)	$32,661	$(6,175)	$45,811	$(39,636)	$32,661

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2003

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net cash provided by (used in) continuing operations	$(17,874)	$(8,776)	$158,080	$713	$132,143
Cash provided by discontinued operations	—	—	523	—	523

Net cash provided by (used in) operating activities	(17,874)	(8,776)	158,603	713	132,666

Cash flows from investing activities:
Payments for property and equipment, net of insurance proceeds received	—	(14)	(50,835)	—	(50,849)
Net proceeds from the sale of other assets	—	848	251	—	1,099
Acquisition of tour operator, net of cash acquired	—	—	1,384	—	1,384
Acquisition of Club Mediterranee (Bahamas) Limited	—	—	(20,049)	—	(20,049)
Deposit and purchase of land and casino license	—	—	(6,147)	—	(6,147)
Proceeds received for repayment of notes receivable	13,339	—	70		13,409
Deposit received	—	—	1,250	—	1,250
Advances to affiliates, net of repayments	(36,782)	21,991	2,738	—	(12,053)
Costs of business acquisitions, management and development agreements	—	—	(2,115)	—	(2,115)
Sale of debt and equity interest in the One&Only Kanuhura	1,464	—	—	—	1,464

Net cash provided by (used in) investing activities	(21,979)	22,825	(73,453)	—	(72,607)

Cash flows from financing activities:
Proceeds from the exercise of share options	39,007	—	—	—	39,007
Borrowings	—	—	29,600	—	29,600
Cancellation of ordinary shares	(408)	—	—	—	(408)
Debt issuance and modification costs	—	—	(140)	—	(140)
Repayment of borrowings	—	(19)	(101,879)	—	(101,898)

Net cash provided by (used in) financing activities	38,599	(19)	(72,419)	—	(33,839)

Increase (decrease) in cash and cash equivalents	(1,254)	14,030	12,731	713	26,220
Cash and cash equivalents at beginning of period	1,398	2,996	26,475	3,143	34,012

Cash and cash equivalents at end of period	$144	$17,026	$39,206	$3,856	$60,232

        Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2002

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net cash provided by (used in) continuing operations	$9,314	$(7,332)	$135,088	$(2,181)	$134,889
Cash used in discontinued operations	—	—	(7,619)	—	(7,619)

Net cash provided by (used in) operating activities	9,314	(7,332)	127,469	(2,181)	127,270

Cash flows from investing activities:
Payments for property and equipment, net of insurance proceeds received	—	(14)	(39,510)	—	(39,524)
Net proceeds from sale of other assets	—	—	126	—	126
Purchase of notes receivable	(13,704)	—	—	—	(13,704)
Proceeds received for repayment of notes receivable	—	18,018	—	—	18,018
Deposit received	4,500	—	—	—	4,500
Advances to affiliates, net of repayments	87,021	(1,389)	(85,890)	—	(258)
Acquisition of equity interest in associated company	—	—	(40,812)	—	(40,812)
Deferred contract acquisition costs	—	—	(214)	—	(214)
Other	—	(158)	(120)	—	(278)

Net cash provided by (used in) investing activities	77,817	16,457	(166,420)	—	(72,146)

Cash flows from financing activities:
Proceeds from the exercise of share options	14,702	—	—	—	14,702
Proceeds from issuance of debt	—	206,000	—	—	206,000
Borrowings	—	—	111,000	—	111,000
Cancellation of ordinary shares	(365)	—	—	—	(365)
Debt issuance and modification costs	—	(4,301)	(364)	—	(4,665)
Early redemption of debt	(104,135)	(209,000)	—	—	(313,135)
Repayment of borrowings	—	(70)	(63,213)	—	(63,283)

Net cash provided by (used in) financing activities	(89,798)	(7,371)	47,423	—	(49,746)

Increase (decrease) in cash and cash equivalents	(2,667)	1,754	8,472	(2,181)	5,378
Cash and cash equivalents at beginning of period	4,065	1,242	18,003	5,324	28,634

Cash and cash equivalents at end of period	$1,398	$2,996	$26,475	$3,143	$34,012

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2001

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net cash provided by (used in) continuing operations	$2,044	$(7,014)	$72,624	$34,393	$102,047
Cash used in discontinued operations	—	—	(7,379)	—	(7,379)

Net cash provided by (used in) operating activities	2,044	(7,014)	65,245	34,393	94,668

Cash flows from investing activities:
Payments for property and equipment, net of insurance proceeds received	—	(400)	(67,190)	—	(67,590)
Net proceeds from the sale of other assets	—	2,196	351	—	2,547
Proceeds received from the sale of Resorts Atlantic City, net	—	120,850	2,664	—	123,514
Proceeds received from repayment of note receivable	12,000	—	—	—	12,000
Advances to affiliates, net of repayments	54,520	(228,352)	179,180	(14,043)	(8,695)
Acquisition of equity interest in associated companies	(3,768)	—	—	—	(3,768)
Other	—	—	(432)	—	(432)

Net cash provided by (used in) investing activities	62,752	(105,706)	114,573	(14,043)	57,576

Cash flows from financing activities:
Proceeds from the exercise of share options	7,934	—	—	—	7,934
Proceeds from issuance of debt	—	200,000	—	—	200,000
Borrowings	—	—	103,500	—	103,500
Debt issuance and modification costs	(500)	(6,250)	(2,055)	—	(8,805)
Repayment of borrowings	(68,270)	(79,063)	(301,403)	—	(448,736)

Net cash used in financing activities	(60,836)	114,687	(199,958)	—	(146,107)

Increase (decrease) in cash and cash equivalents	3,960	1,967	(20,140)	20,350	6,137
Cash and cash equivalents at beginning of period	105	(725)	38,143	(15,026)	22,497

Cash and cash equivalents at end of period	$4,065	$1,242	$18,003	$5,324	$28,634

Note 27—Subsequent Event

Wembley Investment

        On March 10, 2004, we announced that we entered into a joint venture, BLB Investors, L.L.C. ("BLB"), with an affiliate of Starwood Capital Group Global, L.L.C. ("Starwood") and an affiliate of Waterford Group, L.L.C. ("Waterford") for the purpose of acquiring an interest in Wembley plc ("Wembley"), which owns gaming and track operations in the United States and race tracks in the United Kingdom. Wembley's United States operations include its flagship property, Lincoln Park in Rhode Island, where it owns a greyhound racetrack.

        BLB, which is 25% owned by us, 25% owned by Waterford, and 50% owned by Starwood, acquired on March 10, 2004 from funds managed by Active Value Fund Managers Limited ("Active Value") 2,811,108 shares of Wembley's issued share capital. Our proportionate share of this investment was approximately $10.2 million. BLB also entered into other arrangements with Active Value on March 10th and March 18th relating to the purchase of Active Value's remaining 4,921,392 shares of Wembley's issued share capital, which could increase its total holdings in Wembley up to approximately 22% (subject in all cases to necessary notifications and filings and waiting periods expiring under the Hart-Scott-Rodino Antitrust Improvements Act of 1976).

QuickLinks

KERZNER INTERNATIONAL LIMITED FORM 20-F ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
TABLE OF CONTENTS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
(In thousands of U.S. dollars, except per share data)
PART II
PART III
SIGNATURES
KERZNER INTERNATIONAL LIMITED
Consolidated Financial Statements as of December 31, 2003 and 2002 and for the Three Years Ended December 31, 2003
INDEPENDENT AUDITORS' REPORT
Report of Independent Auditors
KERZNER INTERNATIONAL LIMITED CONSOLIDATED BALANCE SHEETS (In thousands of US dollars, except per share data)
KERZNER INTERNATIONAL LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of US dollars, except per share data)
KERZNER INTERNATIONAL LIMITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY For the Years Ended December 31, 2003, 2002 and 2001 (In thousands of US dollars)
KERZNER INTERNATIONAL LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of US dollars)
KERZNER INTERNATIONAL LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KERZNER INTERNATIONAL LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts in table are in thousands of US dollars, except per share data)
Consolidated Statement of Operations for the Year Ended December 31, 2001
Net Revenues
Contribution to Net Income
Total Assets, Depreciation and Amortization of Goodwill and Capital Additions
Kerzner International Limited (In thousands of US dollars)
Condensed Consolidating Balance Sheet at December 31, 2003
Condensed Consolidating Balance Sheet at December 31, 2002
Condensed Consolidating Statement of Operations for the Year Ended December 31, 2003
Condensed Consolidating Statement of Operations for the Year Ended December 31, 2002
Condensed Consolidating Statement of Operations for the Year Ended December 31, 2001
Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2003
Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2001