Form 20-F
period 2004-12-31
KERZNER INTERNATIONAL LTD
filed 2005-03-31
CIK 914444

As filed with the Securities and Exchange Commission on March 30, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 001-04226

KERZNER INTERNATIONAL LIMITED

(Exact name of Registrant as specified in its charter)

Commonwealth of The Bahamas

(Jurisdiction of incorporation or organization)

Executive Offices
Coral Towers
Paradise Island, The Bahamas
(242) 363-6018

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant of Section 12(b) of the Act:

Title of each class on which registered	Name of each exchange
Ordinary Shares, $.001 par value per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  Ordinary Shares, net of treasury shares:  35,899,849

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

Item 17 ☐  Item 18 ☒

KERZNER INTERNATIONAL LIMITED

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report, “Kerzner” or “the Company” refers to Kerzner International Limited, and the terms “we,” “us,” “our” and similar terms refer to Kerzner and any or all of its subsidiaries and joint ventures as the context requires.

Our fiscal year is the calendar year.

The financial statements contained in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).  Financial information in this Annual Report, including the financial statements, has been presented in U.S. dollars, unless otherwise specified.

“Our properties” refers to both our owned and/or managed resorts, or properties under development, as the context requires.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to financial condition, results of operations, business strategies, operating efficiencies or synergies, plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition, markets for Kerzner’s issued and outstanding ordinary shares (“Ordinary Shares”) and other matters.  Statements in this Annual Report that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”).  Forward-looking statements, including, without limitation, those relating to our future business prospects, revenues and income, wherever they occur in this Annual Report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by forward-looking statements.  You should consider forward-looking statements, therefore, in light of various important factors, including those set forth in this Annual Report.  These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), availability of financing, global economic conditions, foreign currency fluctuations, pending litigation, the impact of actual or threatened terrorist activity or war on the economy in general and the travel and leisure industries in particular, acts of God, including hurricanes, earthquakes, tsunamis and other natural disasters (which may result in uninsured losses), changes in tax laws or the administration of such laws and changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions) and the risk factors discussed under the heading “Risk Factors” in this Annual Report and our other filings with the SEC.

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

In compiling the information in this Annual Report, we have also used industry data and projections obtained from industry surveys, market research, publicly available information and industry publications.  Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions.  We have not independently verified this data or determined the reasonableness of such assumptions.  We have indicated where information has come from internal sources.  Such information reflects our management’s best estimates based upon information obtained from our customers and from trade and business organizations and other contacts within the businesses in which we operate.

PART I

Item 1.          Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.          Offer Statistics and Expected Timetable

Not applicable.

Item 3.          Key Information

(A)       Selected Financial Data

The following table sets forth certain historical consolidated financial information of the Company for each of the five years ended December 31, 2004.  The historical financial information as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, as set forth below, has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in this Annual Report.  The information set forth below is not necessarily indicative of future results and should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report.  Amounts are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP.  We have not paid dividends for the five years ended December 31, 2004.

(In thousands of U.S. dollars, except share data)

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	For the Year Ended December 31,
	2004(a)	2003(b)	2002(c)	2001(d)	2000(e)

Gross revenues	$644,119	$582,092	$564,472	$614,209	$920,143
Net revenues	621,085	558,513	542,262	573,436	868,364
Income (loss) from operations	50,347	63,206	64,619	66,960	(90,695)
Relinquishment fees - equity in earnings of TCA	35,909	33,960	30,041	24,263	19,508
Income (loss) from continuing operations	68,132	70,267	47,664	37,269	(115,447)
Net income (loss)	68,132	71,572	39,603	32,661	(115,447)
Basic earnings (loss) per share:
Income (loss) from continuing operations	$2.09	$2.46	$1.71	$1.39	$(3.74)
Income (loss) from discontinued operations	—	0.04	(0.29)	(0.18)	—
Net income (loss) per share	$2.09	$2.50	$1.42	$1.21	$(3.74)
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$2.01	$2.39	$1.67	$1.34	$(3.74)
Income (loss) from discontinued operations	—	0.05	(0.28)	(0.17)	—
Net income (loss) per share	$2.01	$2.44	$1.39	$1.17	$(3.74)

CONSOLIDATED BALANCE SHEET DATA:

	For the Year Ended December 31,
	2004(a)	2003	2002	2001	2000

Total assets	$2,087,275	$1,455,928	$1,395,039	$1,337,740	$1,438,776
Long-term debt, net of current maturities	754,129	417,220	497,756	518,231	668,908
Shareholders’ equity	1,116,278	839,590	729,021	674,662	637,081
Number of shares outstanding, net of treasury shares	35,900	30,284	28,125	27,318	26,786

(a)          We consolidated Palmilla JV, LLC effective January 1, 2004 in accordance with Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”), which increased revenues, cost and expenses, assets and liabilities.  During 2004, we recognized an impairment of the Atlantic City land of $7.3 million, $4.6 million of expenses related to Hurricane Frances and operating losses from Palmilla JV, LLC, which reflect $3.3 million of pre-opening expenses.

(b)         In 2003, we recognized $2.8 million of insurance recovery and a $2.5 million gain on damaged assets related to Hurricane Michelle.  The operations of our online gaming subsidiary, Kerzner Interactive Limited, were discontinued during the first quarter of 2003.  In connection with the discontinuance of Kerzner Interactive Limited, we recognized $4.5 million of income related to an option agreement with Station Casinos, Inc., which was terminated during the first quarter of 2003.  This amount was partially offset by expenses and write-offs related to the termination of Kerzner Interactive Limited’s operations.

(c)          In 2002, we recognized a loss on the early extinguishment of debt of $20.5 million related to the redemption and repurchase of our 9% Senior Subordinated Notes and our 8 5/8% Senior Subordinated Notes and a $14.5 million gain on settlement of territorial and other disputes in connection with a settlement with a major shareholder.

(d)         In 2001, we recognized the results of operations of Resorts Atlantic City from January 1, 2001 to April 24, 2001.

(e)          In 2000, we recognized a $229.2 million write-down of the carrying value of Resorts Atlantic City and a related option to purchase certain real estate from us at its net realizable value, a $76.4 million gain on real estate related sales at the Ocean Club Estates and $7.6 million of pre-opening expenses related to the expansion of the One&Only Ocean Club and the Ocean Club Golf Course.

We have reclassified “Relinquishment Fees – equity in earnings of TCA” from operating income to a separate line item after income from operations but before other income (expense) for each of the four years ended December 31, 2003.  For the years ended December 31, 2003, 2002 and 2001, we have reclassified insurance recovery of $2.8 million, $1.1 million and $2.0 million, respectively, from revenues to a line item credit within cost and expenses (there was no such recovery during 2000).

(B)  Capitalization and Indebtedness

Not applicable.

(C)  Reasons for the Offer and Use of Proceeds

Not applicable.

(D)  Risk Factors

The resort and casino industries are highly competitive and increases in competition could adversely affect our financial performance.

Our properties compete with other resorts, hotels and casinos, including land-based casinos, riverboat, dockside and cruise ship casinos and other forms of gaming, as well as other forms of entertainment.  If other properties operate more successfully, if existing properties are enhanced or expanded or if additional hotels or casinos are established in and around the markets in which we conduct business, we may lose market share.  In particular, the expansion, upgrade or construction of competing resort or casino properties in or near any market from which we attract or expect to attract a significant number of customers could have a significant adverse effect on our business, financial condition or results of operations.

A number of our competitors are larger and have greater financial and other resources than we do.  In addition, a number of jurisdictions have legalized gaming and other jurisdictions are considering the legalization and/or expansion of gaming.  This could open markets in which we currently compete to new entrants and could create new markets that may compete as tourist destinations.  Our gaming operations compete, and will in the future compete, with all forms of existing legalized gaming and with new forms of gaming that may be legalized in the future.  Our competitive position could be materially adversely affected by competing companies, new entrants, new markets and new forms of gaming, and our revenues could decline, harming our financial condition.

A further discussion of competition at our operations by geographic location is included in “Item 4.  Information on the Company, (B) Business Overview—Competition.”

New projects and expansion and renovation efforts are inherently subject to significant development and construction risks.

We regularly evaluate potential development opportunities and engage in expansion, development, upgrade and renovation projects at properties that we develop or operate.  Each of these projects, including the Phase III expansion on Paradise Island (“Phase III”) discussed in “Item 4.  Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island,” the development of Atlantis, The Palm, Dubai (“Atlantis, The Palm”) discussed in “Item 4.  Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, The Palm,” the four proposed development projects in the United Kingdom, the proposed development project in Morocco and the completion of our projects in the Maldives and South Africa will be subject to the many risks associated with expanding or renovating an existing enterprise or developing new projects, including unanticipated design, construction, regulatory, environmental and operating problems, and the significant risks commonly associated with implementing an expansion strategy in new markets.  In particular, any such projects are subject to the risks associated with the following:

•                  the availability of financing and the terms and covenants in our Fifth Amended and Restated Credit Facility (the “Amended Credit Facility”) and other debt;

•                  shortages in materials;

•                  insufficient public infrastructure improvements or maintenance;

•                  shortages of skilled labor or work stoppages;

•                  unforeseen construction, scheduling, engineering, environmental or geological problems;

•                  weather interference, natural disasters, floods, fires or other casualty losses;

•                  the failure to obtain required licenses, permits or approvals;

•                  difficulties and uncertainties associated with the regulatory environment in non-U.S. jurisdictions;

•                  regulatory or private litigation arising out of projects; and

•                  unanticipated cost increases and budget overruns.

For example, our projects are subject to regulation at the national, state and local levels in their respective jurisdictions, which could adversely affect the progress of our projects.  In order to proceed with projects, we may need to, among other things, notify authorities of our proposals or submit environmental statements.  We could be sanctioned for any failure to follow any of these procedures, including fines or even temporary closure of our work sites.  We cannot guarantee that we will be successful in obtaining required permits and approvals.  Delays and compliance costs associated with our projects as a result of regulatory obstacles could have a material adverse effect on our business, financial condition or results of operations.

The anticipated costs and construction periods for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with architects and contractors.  The cost of any project may vary from initial expectations, and we, or the owners of the property, may have a limited amount of capital resources to fund cost overruns on any project.  If cost overruns cannot be financed on a timely basis, the completion of one or more projects may be delayed until adequate funding is available.  The completion dates of development projects could also differ significantly from expectations for construction-related or other reasons.  We cannot ensure that any project will be completed, if at all, on time or within established budgets.  Significant delays or cost overruns on projects could have a material adverse effect on our business, financial condition or results of operations.

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

If we are unable to finance our expansion, development and renovation projects as well as other capital expenditures through cash on hand, cash flows or borrowings, our expansion, development and renovation efforts could be jeopardized.

If we are unable to finance existing or future projects with cash on hand, cash flows from operations or borrowings, we will have to adopt one or more alternatives, such as reducing or delaying planned expansion, development and renovation projects and other capital expenditures, selling assets, restructuring indebtedness, obtaining equity financing or joint venture partners or modifying our Amended Credit Facility.  These sources of funds may not be sufficient to finance existing or future projects, and other financing may not be available on acceptable terms, in a timely manner or at all.  In addition, our Amended Credit Facility and the indenture governing our 8 7/8% senior subordinated notes due 2011 (the “8 7/8% Senior Subordinated Notes”) contain certain restrictions on our ability to incur additional indebtedness, and our future indebtedness will likely contain similar restrictions.  If we are unable to secure additional financing, we could be forced to limit or cancel expansion, development or renovation projects, which may materially adversely affect our business, financial condition or results of operations.

Severe weather conditions or natural disasters could adversely affect our business, financial condition or results of operations, or further increase our insurance premiums and deductibles or make insurance unavailable at commercially reasonable rates.

The Bahamas, Mexico, the Maldives, Morocco and Mauritius are subject to tropical weather and natural disasters, which, if severe, could adversely affect our operations and tourism.  Similarly, inclement weather can adversely affect the relinquishment fees that we earn from the Mohegan Sun Casino (“Mohegan Sun”), as the principal access to this property is by road.  In September 1999, Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating, passed within 60 miles of Paradise Island.  Our Paradise Island properties suffered approximately $45.0 million of property damage.  In November 2001, Hurricane Michelle impacted our Paradise Island properties.  Although the storm caused minimal disruption to our operations, our properties (other than Harborside at Atlantis, which was closed from August 2002 through December 2002 due to water damage resulting primarily from Hurricane Michelle—see “Item 4.  Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island”) suffered approximately $28.3 million in damage.  Our losses for Hurricane Floyd and Hurricane Michelle were predominately covered by insurance.

In September 2004, Hurricane Frances passed just to the north of Paradise Island.  Costs associated with Hurricane Frances were $4.6 million, which consisted of $3.4 million of clean up and repair costs and complimentary goods and services to guests and a $1.2 million loss on damaged assets.

In December 2004, the tsunami caused by an earthquake off the coast of Indonesia in southern Asia resulted in flooding damage at our two properties in the Maldives.  We estimate that the One&Only Kanuhura and the One&Only Reethi Rah sustained aggregate property damages of approximately $24.0 million.  In addition, the One&Only Kanuhura sustained approximately $7.0 million in business interruption losses.  We expect the owners of the One&Only Kanuhura and the One&Only Reethi Rah to submit claims to their respective insurers, and that a significant portion of their damages will be covered.  In 2004, equity earnings from the One&Only Kanuhura were $0.4 million and we received $1.2 million in management fees.  In 2005, we expect both equity earnings and management fees from the One&Only Kanuhura to be adversely affected by the tsunami.

Hurricanes and other natural disasters, in addition to causing property damage, lead to decreased revenues until business returns to normal operations and business interruption expenses, such as increased marketing expenses.  We cannot assure you that our business and, consequently, our financial condition or results of operations, will not be adversely affected by severe weather conditions or other natural disasters in the future, which could cause significant damage and suspension of services provided to our patrons, further increases in our insurance premiums and per occurrence deductibles or cancellations of, or decreases in, our coverage and harm to our business.

We are subject to extensive governmental gaming regulations, that may harm our business.

Our operation of gaming facilities is subject to extensive governmental regulations.  Regulatory authorities typically require various registrations, licenses, findings of suitability and approvals to be held by operators of gaming facilities.  The regulatory authorities in these jurisdictions generally have broad discretion in the granting, renewal, suspension and revocation of licenses and require that such registrations, licenses, findings and approvals be renewed or updated periodically.  The Company and its key personnel are currently qualified to do business in all of the jurisdictions in which we operate gaming facilities.  We cannot assure you that any new or permanent licenses, permits or approvals that may be required by us, our key employees and our partners, if applicable, in the future will be granted or that our existing licenses, permits and approvals will be renewed or will not be suspended or revoked in the future.  The failure to receive or renew licenses and/or the suspension or revocation of licenses could materially adversely affect our business, financial condition or results of operations.

Our gaming operations are subject to significant taxation and fees that, if increased, could harm our profitability.

Our gaming operations are subject to significant taxation and fees.  We pay substantial taxes and fees with respect to our gaming operations in The Bahamas and Connecticut and will likely incur significant taxes and fees in other jurisdictions, including the United Kingdom and Morocco, in which we expect to conduct gaming operations in the future.  Any material increase in existing taxes and fees, the adoption of new taxes or fees or the loss or reduction of any existing or future tax incentives could have a material adverse effect on our profitability.

Our business is seasonal, which could increase our exposure to disruptions caused by weather and other factors.

Historically, our revenues and operating profits in The Bahamas and Mexico have been higher during the first quarter, the prime tourist season, than in successive quarters.  Higher revenues and earnings are typically realized from the Mauritius properties during the fourth quarter of the year and from Mohegan Sun during the second and third quarters of the year.  If any of these properties were unable to accommodate guests during such periods for any reason, including disruptions caused by weather, our revenues and profits could be adversely affected.

Work stoppages and other labor disputes could harm our financial condition and results of operations.

In The Bahamas, a union represents approximately 3,600 of our approximately 5,800 local employees.  We participate in an employer association whose existing contract with the union will expire on January 7, 2008.  Labor relations in The Bahamas have been unstable at times over the last few years and there have been occasional work stoppages.  As the country’s largest private employer, we are sometimes the target of labor disputes.  Any protracted labor disputes or work stoppages affecting any of the properties that we own or operate could reduce our revenues.  In addition, many of the public sector industries in The Bahamas, such as electricity, telecommunication and airport facilities, are unionized.  The Bahamian government’s labor relations with these unions have been unstable at times and there have been work stoppages on occasion that have been disruptive to our business.

Lack of sufficient air service could adversely affect our revenues and profits.

Most patrons of our properties arrive by air.  Although we consider the current level of air service to our properties in The Bahamas, Mauritius, Mexico, Dubai and the Maldives to be adequate, any interruption or reduction of air service to any such locations could restrict the growth of our businesses, negatively affect our competitive position and adversely affect our revenues and profits.  As we continue to expand or develop additional properties, such future growth may require additional air service to meet demand.

We are subject to environmental, health and safety laws and regulations, and our noncompliance or a significant regulatory change could adversely affect our business, financial condition or results of operations.

Our operations are regulated under a number of federal, provincial, state and local laws and regulations that govern, among other things, the handling of waste materials, some of which are classified as hazardous materials, and the discharge of hazardous materials into the environment.  Our operations are subject to stringent regulations relating to protection of the environment and waste handling.  In addition to liability for our own noncompliance, these laws and regulations may expose us to liability for the noncompliance of other parties, without regard to whether we were negligent.  Sanctions for noncompliance with applicable environmental laws and regulations may include administrative, civil and criminal penalties, revocation of permits and corrective action orders.  Furthermore, we may be liable for costs for environmental cleanup at currently or previously owned or operated properties or off-site locations.  Our failure to comply with existing laws or regulations, the adoption of new laws or regulations with additional or more rigorous compliance standards or the more vigorous enforcement of environmental laws or regulations could significantly harm our business by increasing our expenses and limiting our future opportunities.

We do not own, manage or control Mohegan Sun and the revenues that we derive from Mohegan Sun are therefore outside of our control and are subordinated to certain existing and future obligations of Mohegan Sun.

In 2004, we earned approximately $36.8 million from Trading Cove Associates (“TCA”), which is party to a relinquishment agreement with the Mohegan Tribal Gaming Authority (“MTGA”).  Pursuant to the agreement, in exchange for relinquishing its right to manage Mohegan Sun, TCA is entitled to receive 5% of Mohegan Sun’s gross revenues through December 2014.  As a result, decisions that affect Mohegan Sun’s business or operations, and therefore the revenues that TCA earns under the agreement, are outside of our control.  Revenues on which TCA’s fees are based exclude any revenues generated by any future expansion of Mohegan Sun.  The senior and junior relinquishment fees from the MTGA to TCA rank behind all of the MTGA’s obligations to pay certain minimum priority distributions to the Mohegan Tribe of Indians of Connecticut (the “Mohegan Tribe”) and all of the MTGA’s existing and future senior secured indebtedness.  The junior fees also rank behind all unsecured indebtedness.  Should the MTGA not be able to meet these obligations, it would not be able to pay TCA its relinquishment fees, which could have a material adverse effect on our financial position and results of operations.

A small number of our shareholders control a significant percentage of our Ordinary Shares and are able to control decisions affecting our company.

As of February 28, 2005, Caledonia Investments PLC (“Caledonia”), Cement Merchants SA (“CMS”), Baron Capital Group, Inc. (“Baron”), FMR Corp. (“FMR”), and Istithmar PJSC (“Istithmar”) had the right to vote approximately 11.2%, 7.6%, 16.2%, 11.9%, and 12.4%, respectively, of our Ordinary Shares.  As of February 28, 2005, the Kerzner Family Trust and its subsidiary, World Leisure Group (“WLG”), both of which are controlled by Mr. S. Kerzner, had the right to vote approximately 12.5% of our Ordinary Shares.  See “Item 7.  Major Shareholders and Related Party Transactions, (A) Major Shareholders” for more information as to how the foregoing ownership percentages were determined.  If any combination of our major shareholders act together, they may be able to effectively control the outcome of substantially all matters requiring shareholder approval, including the election of our directors, thereby controlling our management, policies and business operations.  For example, our major shareholders could combine to use this voting power to block our ability to obtain certain types of financing for development plans, renovations or expansions, which could materially adversely affect our ability to develop our business and pursue our strategies.

We significantly rely on technology.

The resort and casino industries continue to demand the use of sophisticated technology, including technology utilized for property management, casino-related technology, procurement, reservation systems and guest amenities.  In 2005, we expect to introduce a real-time web-accessible reservation system.  We expect the technologies utilized at our properties to require refinements.  There can be no assurance that, as certain technologies become outdated or as advanced technologies are introduced, we will be able to replace or introduce such technologies as quickly as our competition, within our established budgets or that we will be able to integrate such technologies into our existing systems.  Further, there can be no assurance that we will achieve any benefits from any new technology.

Joint ventures decrease our ability to manage risk.

We have from time to time invested, and expect to continue to invest, in joint ventures.  Joint venturers typically have shared control over the joint venture assets.  As a result, joint venture investments involve risks, such as the possibility that the co-venturer in an investment might become bankrupt or not have the financial resources to meet its obligations, have economic or business interests that are inconsistent with our business interests or take action contrary to our instructions or requests or contrary to our policies or objectives.  Any of such actions may subject the properties owned by the joint venture to additional risk.  In general, we seek to maintain sufficient control of any joint venture, however, we may be unable to take action without the approval of our joint venture partners.  If a joint venture partner becomes bankrupt, we could become liable for such partner’s share of joint venture liabilities.  If we are unable to maintain sufficient control of any joint venture, our business, financial condition or results of operations could be materially adversely affected.

We may have disputes with the owners and joint venture partners of the properties that we manage.

Our obligations under our management agreements to manage each property and enforce certain required standards may, in some instances, be subject to interpretation and may give rise to disagreements.  While we will seek to resolve any disagreements in a manner that develops and maintains positive relationships with current and potential owners and joint venture partners, our failure to resolve any such disagreements could result in litigation or could interrupt the services or operating quality of the affected property, which could materially adversely affect our business, financial condition and results of operations.

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

Kerzner is an international business company incorporated under the laws of the Commonwealth of The Bahamas.  Certain of our directors and executive officers reside outside the United States.  In addition, a substantial portion of the assets of our directors and officers and of our assets are located outside the United States.  As a result, it may be difficult or impossible to:

•                  effect service of process within the United States upon us or these persons; or

•                  enforce, against us or these persons, court judgments obtained in U.S. courts, including judgments relating to U.S. federal securities laws.

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

We may have difficulty enforcing gaming debts in certain foreign jurisdictions or in certain jurisdictions within the United States, which could negatively affect our operating results.

Gaming debts may not be legally enforced in certain foreign jurisdictions or in certain jurisdictions within the United States.  A substantial portion of the customers at Atlantis, Paradise Island reside in the United States.  As a result, we may be unable to collect gaming debts from our patrons who reside in such jurisdictions, which could negatively affect our operating results.

Reassessments of and changes to our business plans could hinder our development and result in charges or fees that could harm our financial condition or results of operations.

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

Additional increases in our insurance premiums and deductibles may increase our costs and impair our ability to obtain or maintain insurance on our properties.

Due to changes in the insurance market arising prior to the September 11th terrorist attacks and the effects of such attacks, it has become more difficult and/or more expensive to obtain insurance.  We may encounter difficulty in obtaining or renewing property or casualty insurance on certain of our properties which are subject to the potential negative impact of hurricanes.  In addition, such insurance may be more limited and may not cover catastrophic risks or terrorist acts at current levels or at all.  The tsunami in December 2004 in southeast Asia will result in increases in local insurance rates.  Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable.  In addition to the “all risk” coverage described below, we have insured Atlantis, Paradise Island for up to $300.0 million per occurrence (and in an annual aggregate amount) from damages directly resulting from certain terrorist acts to cover property damage and related business interruption losses.  If any such event were to affect all or part of one or more of our properties, it is possible that we would suffer a substantial loss beyond what is covered by our insurance policies.

The amount of our “all risk” property and business interruption insurance with regard to our Paradise Island business (inclusive of a per occurrence deductible) in the 2004 policy year commencing June 1, 2004, was $300.0 million, as compared to $175.0 million in the 2003 policy year and $150.0 million in the 2002 policy year.  (“Policy Years” are defined as June 1 of that year through May 31 of the following year.)  “All risk” insurance includes coverage for the windstorm related effects of hurricanes among other casualty losses.

In 2002, with regard to our Paradise Island property insurance, our “all risk” premium increased from approximately $4.6 million in the 2001 Policy Year to a total of approximately $14.1 million in the 2002 Policy Year, and Kerzner’s deductibles also increased from $4.0 million per occurrence in the 2001 Policy Year to $15.0 million per occurrence in the 2002 Policy Year with an annual aggregate deductible of $30.0 million.  For the 2003 Policy Year, our premium for Paradise Island property insurance decreased to $13.5 million with the deductibles remaining the same as in the 2002 Policy Year.  For the 2004 Policy Year, our premium for Paradise Island property insurance increased to $14.1 million with the deductibles remaining the same as in the 2003 Policy Year.  In light of the significant hurricane activity in the Caribbean, our insurance premium and deductibles may significantly increase.

Acts of terrorism and war could adversely affect the travel market and reduce our operating revenues.

The terrorist attacks of September 11th had a significant impact on the travel and tourism industries in which we operate.  The considerable reduction in both business and leisure air travel following that date significantly reduced visitation to all our properties, including our Paradise Island properties, during the fourth quarter of 2001, resulting in a significant decline in our operating results during this period.  On March 19, 2003, the U.S. and coalition forces commenced a war with Iraq.  Although the official combat in the war with Iraq ceased in May 2003, the U.S. and coalition forces still maintain a presence in Iraq and terrorist activities in the country have continued.  These events, the potential for future terrorist attacks (in the United States and in foreign locations), the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties, which could adversely affect our business and results of operations.  Future acts of terror, anti-terrorist efforts, war or other armed conflicts involving the United States or other countries may reduce our guests’ willingness to travel, which could have a material adverse effect on the U.S. and global economies and on our business, financial condition or results of operations.

Additional risks may be associated with Atlantis, The Palm.

In September 2003, we entered into agreements to form a joint venture with Nakheel LLC, an entity owned by the Royal Family of Dubai, to develop Atlantis, The Palm.  In June 2004, we entered into an agreement with Istithmar, an entity indirectly wholly owned by the Royal Family of Dubai, which has assumed all obligations and rights of its affiliate, Nakheel LLC.  Dubai is one of seven autonomous Sheikhdoms that form the federation of the United Arab Emirates.  The United Arab Emirates is located along the Persian Gulf, and bordered on the south and west by Saudi Arabia, on the west by Qatar and on the north and east by Oman.  These states and others in the region, more specifically Bahrain and Kuwait, through an organization formed to strengthen relations among the six states, the Gulf Cooperation Council, maintain peaceful relations and cooperate on trade, regional defense and economic issues.  His Highness Sheikh Zayed bin Sultan Al Nahyan served as President of the United Arab Emirates from 1971 until his death on November 2, 2004.  On November 3, 2004, His Highness Sheikh Khalifa bin Zayed Al Nahyan was named President of the United Arab Emirates.  His Highness Sheikh Maktoum bin Rashid Al Maktoum has ruled in Dubai since 1990.  Although the Sheikh-led government appears to be stable and not subject to any significant local challenges, the September 11th terrorist attacks on the United States and the war and ongoing efforts in Iraq have both increased scrutiny and heightened tensions throughout the Middle East, including the United Arab Emirates.  Al-Qaeda and other terrorist organizations, in their hostile campaign against supporters of the West, present a threat to stability in the Middle East.  The United Arab Emirates maintains friendly relations with the United States.  For example, it allowed U.S. troops to be stationed there in preparation for the invasion of Iraq in 2003 and it has pledged humanitarian assistance in the Iraqi reconstruction efforts and encouraged the United States to maintain security even after the handover of power to the Iraqis on July 1, 2004.  This support for the United States may increase the likelihood of attacks on the state by terrorist organizations.  As publicly reported on May 5, 2004, Pakistani intelligence uncovered a plot by a small group of terrorists to hijack and possibly bomb a plane bound for the United Arab Emirates.  The firm relationship between Saudi Arabia and the United States has in recent years led to a number of significant terrorist activities in Saudi Arabia and similar events could occur in the United Arab Emirates.

The U.S. Department of State is concerned that terrorists may be planning to carry out attacks against Westerners and oil workers in the Gulf.  Perceptions of the safety of the region could affect Atlantis, The Palm, as the viability of this undertaking is dependent on the continued growth of tourism in the region, primarily from Western Europe and Asia.  Future acts of terrorism, anti-terrorist efforts, war or political and civil unrest in the region could have a material adverse effect on global economies, the economies of the Gulf States and in particular on the development of Atlantis, The Palm.  Dubai is generally viewed as the most progressive, open and pro-Western emirate.  In addition, it is currently the only emirate that permits the sale of land to foreigners.  With its relatively high profile, Dubai could represent a potentially attractive target to terrorist organizations.

Atlantis, The Palm will be located at the apex of the crescent, which forms the external border of The Palm, Jumeirah, a $1.5 billion land reclamation project in Dubai, and is expected to be connected to the rest of The Palm, Jumeirah by a roadway tunnel and proposed monorail.  As with any reclamation project, there are inherent subsidence and liquefaction risks.  The Company and Nakheel have been monitoring the construction site for subsidence, which to date has been isolated and not in excess of three millimeters.  However, the Company has not monitored or had any opportunity to monitor other sites on The Palm, Jumeirah for subsidence.  In the event of unforeseeable subsidence on the site or on other sites on The Palm, Jumeirah, we would expect at a minimum for there to be a material reduction in hotel bookings for Atlantis, The Palm and in day visitors to the water attractions, which in turn could have a material adverse impact on the operations and financial condition of Atlantis, The Palm.  In the event of an earthquake, there is the risk of liquefaction.  While there has not been recent significant seismic activity in the immediate vicinity of Dubai, earthquakes have recently occurred in Iran, Egypt, Syria and southern Asia, off the coast of Indonesia.  In addition, severe storms accompanied by high winds can develop over the Gulf.  These storms could lead to surges and high wave heights that could erode or top the breakwater that has been erected on the Gulf-side of the site, thereby leading to flooding.  Aside from the property damage that could occur from such floods, any such flooding could also damage the roads on the crescent or the proposed monorail, as well as flood the tunnel, which would limit or curtail arrivals and departures to Atlantis, The Palm.  Any of these structural, climatic or geological events would likely have a material adverse impact on the site and operations of Atlantis, The Palm, including the extensive marine environment and animals that will be a key attraction of the resort.  Nakheel and other developers have also announced other reclamation projects in Dubai of a similar scale to The Palm, Jumeirah.  Should any of these reclamation projects suffer from any of these events, Atlantis, The Palm and, as a result, the Company could be materially adversely affected.

Additional risks may be associated with our proposed destination resort casino in Morocco.

In July 2004, we announced that Kerzner and two local Moroccan companies, Société Maroc Emirates Arabs Unis de Développement (“SOMED”) and Caisse de Dépôt et de Gestion (“CDG”), had entered into an agreement with the Government of the Kingdom of Morocco for the ownership, development and management of a destination resort casino.  This agreement is subject to the fulfillment of certain conditions.  Morocco is located in Northern Africa and is bordered by Algeria, the North Atlantic Ocean and the Mediterranean Sea.  The Head of State of Morocco is His Majesty King Mohammed IV and the Prime Minister of Morocco is Mr. Driss Jettou.  Although Morocco is largely stable, with limited security risks, the May 2003 suicide bomb attacks in Casablanca have raised concerns about terrorist activity in the region.  The implication of several Moroccans in the March 2004 Madrid train bombing has further heightened concerns about terrorism.  There are several loose-knit terrorist groups in Morocco that have connections to Al-Qaeda.  Morocco has been an ally of the United States, although it did express opposition to the war in Iraq.  Its historic support for the United States may increase the likelihood of attacks on the state by terrorist organizations.  Establishments which are readily identifiable with Western interests are potential targets for future attacks.  Such targets may include establishments where activities occur that may offend religious sensitivities, such as casinos or places where alcoholic beverages are sold or consumed.  At present, there are five casinos located in Morocco, however, our proposed resort would be the largest casino in Morocco and therefore, a potentially more high-profile target.  Future acts of terrorism, anti-terrorist efforts, war or political and civil unrest in the region could have a material adverse effect on global economies, the economy of Morocco and in particular, on the development and success of our destination resort casino in Morocco.

Our success depends on certain key employees.

Our success depends upon the continued services of certain key employees, in particular our senior management.  Our senior management is responsible for the implementation and development of our various projects, the development and maintenance of our relationships with current and potential hotel and resort owners and joint venture partners and the marketing and related activities necessary to attract patrons to our properties.  Although we believe that we could replace our key employees within a reasonable amount of time should the need arise, the loss of key personnel could have a material adverse effect on our business.

Deterioration in general economic and market conditions could adversely affect our business.

Our business is affected by general economic and market conditions, particularly in the United States and Europe.  A large portion of our business at Atlantis, Paradise Island is generated by group convention sales and individual tour and travel.  A recession or economic slowdown could cause a reduction in group sales bookings or the willingness or ability of tourists to book vacations at our properties, which could materially adversely affect our operating results.

Item 4.           Information on the Company

(A)       History and Development of the Company

Kerzner was incorporated in The Bahamas in 1993 under the name “Sun International Hotels Limited,” and is an international business company under the International Business Companies Act, 2000 of the Commonwealth of The Bahamas.  The Company is registered under number 46,600B at the Companies Registry of The Bahamas.  Our executive offices are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas, and the telephone number is 242-363-6018.  Our agent for service of process in the United States is Corporation Services Company, 1013 Centre Road, Wilmington, Delaware 19805.  On March 1, 1996, we listed our Ordinary Shares for trading on The New York Stock Exchange (“NYSE”).  On July 1, 2002, we changed our corporate name from Sun International Hotels Limited to Kerzner International Limited and our stock, which was trading on the NYSE under the symbol “SIH,” was listed under the new ticker symbol “KZL.” The name change was implemented in accordance with agreements related to the restructuring of Sun International Investments Limited (“SIIL”), which was formerly our majority shareholder.  See “Item 7.  Major Shareholder and Related Party Transactions.”  There was no change in our management or worldwide operations as a result of the name change.

The Company was established in order to acquire the Paradise Island Resort and Casino and related operations from Resorts International, Inc.  The acquisition was completed in May 1994.

In June 1994, we established Sun Cove Limited, which is now known as Kerzner Investments Connecticut, Inc. (“Kerzner Connecticut”).  Kerzner Connecticut owns a 50% interest in, and is a managing partner of, TCA, a Connecticut general partnership.  In September 1995, TCA entered into a Gaming Facility and Construction Agreement with the MTGA, an instrumentality of the Mohegan Tribe, pursuant to which TCA assisted the Mohegan Tribe with the design, development and financing of Mohegan Sun, a resort and entertainment complex situated in the town of Uncasville, Connecticut.  In addition, in August 1995, TCA entered into a gaming management agreement (the “Management Agreement”) with the Mohegan Tribe pursuant to which TCA provided certain management, marketing and administrative services to the Mohegan Tribe upon the opening of Mohegan Sun in October 1996.  In February 1998, TCA and the Mohegan Tribe entered into an agreement (the “Relinquishment Agreement”) pursuant to which the Management Agreement was terminated effective January 1, 2000 and the Mohegan Tribe assumed full management responsibility for Mohegan Sun.  Pursuant to the Relinquishment Agreement, TCA receives payments of 5% of the gross revenues of Mohegan Sun for the 15-year period that commenced January 1, 2000.  In addition to the Relinquishment Agreement, in February 1998, the Mohegan Tribe appointed TCA to develop its $1.0 billion expansion of Mohegan Sun, which was completed in June 2002.  See below “(B) Business Overview—The Properties—Gaming—Mohegan Sun” for a further description of the Relinquishment Agreement and the $1.0 billion expansion.

In December 1996, we acquired Sun International North America, Inc. (formerly Griffin Gaming & Entertainment, Inc.), which is now known as Kerzner International North America, Inc. (“KINA”).  KINA is a holding company, which, through an indirect wholly owned subsidiary, formerly owned and operated a 644-room casino hotel property in Atlantic City, New Jersey (“Resorts Atlantic City”).

In April 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC (“Colony”) for a purchase price of approximately $144.0 million, including accrued interest (the “Resorts Atlantic City Sale”).  The proceeds received from Colony consisted of approximately $123.5 million in cash, net of costs incurred subsequent to closing, and an unsecured $17.5 million note which was paid in full in March 2002.  The net cash proceeds received from this transaction were used to reduce the amount of borrowings outstanding under our then-existing amended and restated revolving credit facility.  In 2000, we recognized a $229.2 million write-down of the carrying value of Resorts Atlantic City and a related option to purchase certain real estate to its net realizable value.

Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the “Atlantic City Option”) to acquire certain undeveloped real estate adjacent to Resorts Atlantic City that we owned for a purchase price of $40.0 million in the form of a promissory note.  In February 2004, we and Colony agreed to terminate the Atlantic City Option and entered into a new agreement pursuant to which we sold the undeveloped real estate adjacent to Resorts Atlantic City to a wholly owned subsidiary (the “Purchaser”) of Colony RIH Holdings, Inc. for a purchase price of $40.0 million.  The sale was completed on March 18, 2004.  See “Item 4.  Information on the Company, (B) Business Overview—Atlantic City Option” below for more information on this sale.

In 1999, we formed a joint venture with Starwood Vacation Ownership, Inc. (“SVO”) (formerly Vistana, Inc.), a subsidiary of Starwood Hotels and Resorts Worldwide, Inc. (“Starwood”), to develop Harborside at Atlantis, a timeshare project on Paradise Island.  We and SVO each hold a 50% interest in Harborside at Atlantis.  As part of the joint venture, we contributed land and cash and SVO contributed cash.

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

In August 2000, we established Kerzner Interactive Limited, our Internet gaming subsidiary.  In September 2001, we received a license to operate in the Isle of Man and commenced live gaming operations in January 2002.  The Company discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003.  See below “(B) Business Overview—Internet Gaming” for more information.

On July 3, 2001, we announced the restructuring of our former majority shareholder, SIIL.  In connection with this restructuring, among other things, the shareholders agreement governing SIIL was terminated and SIIL was dissolved.  In November 2002, we reached a further settlement with Sun International Limited (formerly known as Kersaf Investments Limited, and referenced herein as “Kersaf”) related to the restructuring agreement and certain other matters.  See “Item 7.  Major Shareholders and Related Party Transactions.”

Effective August 2001, we acquired a 25% interest in the Kanuhura Sun Resort & Spa Limited (“One&Only Kanuhura”) for approximately $3.8 million.  As of December 31, 2004, we had provided debt financing to the One&Only Kanuhura of $2.4 million, excluding accrued interest and we also have a contingent guarantee obligation to provide up to approximately $10.7 million.  The One&Only Kanuhura is a 100-room luxury resort located on Lhaviyani Atoll in the Maldives, which is located approximately 600 miles southwest of the southern tip of India.  Our management contract with the One&Only Kanuhura expires in 2026.  Our agreement with Sun Resorts Limited (see below) also included the sale of 20% of our debt and equity interests in the One&Only Kanuhura to Sun Resorts Limited and the transfer to One&Only Management (as defined below) of the One&Only Kanuhura management agreement.  Effective January 1, 2005, our ownership interest in the One&Only Kanuhura further decreased to 18.75% and SRL’s interest increased to 6.25%, as SRL purchased an additional 1.25% interest from us.

In June 2002, we entered into management and development agreements for the One&Only Reethi Rah, a 130-room luxury resort on North Male Atoll in the Maldives that we expect will open in the second quarter of 2005.  This new five-star resort will occupy the site where a small resort had previously been located.  The management and development agreements related to this property are co-terminus with the owner’s lease, which expires in 2020.  As part of this development, we have committed to provide certain financing arrangements to the current owner of the resort.  See “Item 5.  Operating and Financial Review and Prospects, (C) Liquidity and Capital Resources” below for more information.

On September 12, 2002, we purchased a 50% ownership interest in the 115-room Palmilla Resort (“One&Only Palmilla”), a deluxe five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.8 million, including transaction costs.  In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022.  The acquisition was funded through a combination of cash on hand and drawings under our then-existing amended and restated revolving credit facility.  The One&Only Palmilla re-opened in January 2004 following a refurbishment that expanded the room count to 172 rooms, all of which are oceanfront, and added a Charlie Trotter restaurant, a 12-unit spa with open air villas, a meeting space, a pool and a poolside restaurant.  In addition, in February 2004, the One&Only Palmilla had a grand re-opening event.  The expansion was financed by the One&Only Palmilla through local project financing that was supported by a $46.5 million guarantee from Kerzner, and by approximately $14.5 million in completion loans from Kerzner.  The total cost of the One&Only Palmilla renovation was approximately $102.0 million.  On December 17, 2004, the One&Only Palmilla entered into two promissory notes pursuant to which it borrowed $110.0 million.  The proceeds were used to, among other things, repay all of the One&Only Palmilla’s existing loans, including the completion loans provided by Kerzner, and fund the One&Only Palmilla’s working capital requirements.  In connection with the repayment of the One&Only Palmilla’s existing loans, Kerzner’s $46.5 million guarantee was extinguished.  The new indenture governing the promissory notes provides recourse to Kerzner in the event certain representations and warranties are violated.

In December 2002, we began to operate and market certain of our managed and/or owned luxury resort hotels under the “One&Only” brand in connection with our corporate name change.  We are now marketing six of our properties under our One&Only brand.

We currently have a 20.4% ownership interest in Sun Resorts Limited (“SRL”), a publicly traded company on the Mauritian Stock Exchange, which owns the One&Only Le Saint Géran, the One&Only Le Touessrok, Sugar Beach Resort, La Pirogue Hotel and Le Coco Beach Hotel, which are all located in Mauritius.  In December 2002, we entered into an agreement with SRL to form One&Only (Indian Ocean) Management Limited (“One&Only

Management”), a new management company, for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and the One&Only Kanuhura in the Maldives, and, as consideration, securing an extension to our management agreements in Mauritius from 2008 until 2023.  Pursuant to an agreement among us, SRL and One&Only Management, SRL’s ownership interest in One&Only Management will increase incrementally, subject to certain conditions, from 2005 through 2009, for no additional consideration, at which time it will own 50% of One&Only Management.  Effective January 1, 2005, SRL’s ownership interest increased from 20% to 25%, and our ownership interest correspondingly decreased from 80% to 75%.  One&Only Management serves as a joint venture growth vehicle for expansion in the islands of the Indian Ocean.  In connection with this transaction, we subcontracted to One&Only Management all of our Mauritius management agreements and assigned to it the One&Only Kanuhura management agreement, and SRL purchased 20% of our debt and equity interests in the One&Only Kanuhura.  Effective January 1, 2005, our ownership interest in the One&Only Kanuhura further decreased to 18.75% and SRL’s interest increased to 6.25%, as SRL purchased an additional 1.25% interest from us.  Pursuant to an additional subcontract arrangement with One&Only Management, we provide comprehensive management services to the five Mauritius resorts and the One&Only Kanuhura and receive a management fee.  We expect to transfer the management agreement for the One&Only Reethi Rah to One&Only Management, and if such transfer occurs, SRL will be obligated to acquire 25% of the subordinated debt interest in the One&Only Reethi Rah (and this percentage will increase to 50% as SRL’s interest in One&Only Management increases).

In April 2003, we agreed to acquire from London Clubs International (“LCI”) for $2.1 million a property located in the town center of Northampton, England.  On March 30, 2004, we announced that the Gaming Board of Great Britain had granted us a Certificate of Consent, which has enabled us to transfer a gaming license held by LCI into our name and proceed with our plans for a casino in Northampton.  We expect to develop and operate the new casino facility on an approximate 30,000 square foot site, which is expected to cost approximately £10.0 million (approximately $18.7 million in U.S. dollars as of March 25, 2005).  The development of this facility has been approved by the local planning authorities.  We have commenced construction on this project and expect the casino facility to open in 2006.  See “(B) Business Overview—Gaming—United Kingdom” for more information.

In May 2003, we entered into a “Heads of Agreement” with the Bahamian Government with respect to the Phase III expansion on Paradise Island.  In May 2004 and December 2004, we entered into supplements to the Heads of Agreement, pursuant to which we modified certain components involved in the Phase III expansion, which now includes a new luxury all-suite hotel, an expansion of our convention facilities, expanded water attractions and an addition to Harborside at Atlantis.  See “(B) The Properties—Atlantis, Paradise Island” for more information.

On September 22, 2003, we announced that we had agreed to form a joint venture with Nakheel LLC, an entity owned by the Royal Family of Dubai, to develop Atlantis, The Palm.  On June 23, 2004, we announced that we had entered into an agreement with Istithmar, an entity indirectly wholly owned by the Royal Family of Dubai, which has assumed all obligations and rights of its affiliate, Nakheel LLC, pursuant to which we formed Kerzner Istithmar Limited (“Kerzner Istithmar”) and increased the scope of Atlantis, The Palm.  Based on our current budget, the development costs of the expanded project are expected to be approximately $1.1 billion and will include an approximately 2,000-room resort and extensive water park situated on 1.25 miles of beachfront property.  Atlantis, The Palm will be located on The Palm, Jumeirah, a $1.5 billion land reclamation project in Dubai, United Arab Emirates.  We and Istithmar have each agreed to invest $100.0 million in the form of Class A common stock in Kerzner Istithmar, and Istithmar has agreed to underwrite $200.0 million of Kerzner Istithmar’s limited voting Class B common stock.  In addition, each of Istithmar and Kerzner will provide, on a joint and several basis, additional sponsor support of up to $55.0 million with respect to cost overruns and post-completion debt service obligations.  The balance of the financing is expected to be obtained through a $700.0 million syndicated term loan facility that is limited recourse to Kerzner.  As part of the transactions, Kerzner has entered into a development services agreement and a long-term management agreement with a subsidiary of Kerzner Istithmar.  See below “(B) Business Overview—The Properties—Destination Resorts—Atlantis, The Palm” for more information.

In October 2003, we entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited on Paradise Island for approximately $38.5 million.  The approximate 39-acre site is adjacent to the proposed site of the new 600-room luxury all-suite hotel that is part of the Phase III expansion.  In the short term, it is expected that the existing hotel on the property will be used to house construction workers during the construction of the planned all-suite hotel.  During the year ended December 31, 2003, we paid $20.0 million in connection with the acquisition. The balance of $18.5 million, which included a $3.5 million stamp tax, was paid in 2004.  In addition, Kerzner obtained an option to purchase certain adjacent land lots for an option price of $5.0 million.  In September 2004, we exercised our option and purchased the adjacent land lots at a price of $5.0 million, plus $0.5 million in related stamp taxes.

In November 2003, we entered into an agreement with Victoria & Alfred Waterfront (Pty) Limited to develop a new luxury hotel, subject to various conditions, at the highest end of the market in Cape Town, South Africa.  We intend to form a joint venture in which we will own a minority interest to develop and operate a new 163-room One&Only luxury hotel on the waterfront.

On March 10, 2004, we announced that we had entered into a joint venture, BLB Investors, L.L.C. (“BLB”), with an affiliate of Starwood Capital Group, L.L.C. (“Starwood Capital”) and an affiliate of Waterford Group, L.L.C. (“Waterford”) for the purpose of acquiring an interest in Wembley plc (“Wembley”), which owns gaming and track operations in the United States and race tracks in the United Kingdom.  BLB acquired and retains a 22.2% stake in Wembley.  See “Recent Developments” and “(B) Business Overview—Gaming—United Kingdom” for more information.

On July 13, 2004, we announced our appointment as the preferred developer and operator with respect to the development and management of gaming, hotel and entertainment facilities for two sites in two key markets in the United Kingdom.  The sites for the projects are the Scottish Exhibition + Conference Centre in Glasgow and Sportcity in East Manchester.  We are negotiating binding agreements for both of these projects.  In addition, on July 13, 2004, we announced that we had entered into a binding agreement with affiliates of Anschutz Entertainment Group for the development and operation of a casino and hotel resort facility at the Millennium Dome in London.  Our development and management of our sites in the United Kingdom is subject to a number of contingencies.  First, the United Kingdom needs to pass gambling reform legislation.  Second, a special government committee that is expected to be established upon the passage of such legislation then must select eight localities that will be entitled to have a “Resort” or “Regional Casino,” as such criteria are defined by the Department of Culture, Media and Sport and the Parliamentary Joint Committee, which reviewed the draft Gambling Bill.  Our sites must be in the selected localities and must further compete for and be awarded a regional casino license by the local authorities.  See “(B) Business Overview—Gaming—United Kingdom” below for more information on these projects.

On July 22, 2004, we announced that Kerzner and two local Moroccan companies, SOMED and CDG, had entered into an agreement with the Government of the Kingdom of Morocco that contemplates the creation of a joint venture that will own a destination resort casino in Morocco that we will develop and manage.  In addition, Kerzner, SOMED and CDG entered into an Agreement in Principle with respect to the ownership, development and management of this resort.  The cost of the project is estimated at $230.0 million.  We will initially own 50% of the joint venture, requiring Kerzner to commit up to approximately $47.0 million.  See “(B) Business Overview—Destination Resorts—Morocco” below for more information on this project.

Capital Structure

Bahamian Depositary Receipts

Pursuant to the Heads of Agreement, we completed an equity offering in July 2004 in The Bahamas of approximately 4.3 million Bahamian Depositary Receipts (“BDRs”), which are the equivalent of approximately 0.4 million Ordinary Shares.  The BDRs are listed and trade on The Bahamas International Securities Exchange.  Net proceeds received from the offering were $19.1 million.

Strategic Investment by Istithmar PJSC

On July 16, 2004, we announced a strategic investment in our Ordinary Shares by Istithmar, our partner in the development of Atlantis, The Palm.  This transaction closed on August 10, 2004.  As part of this arrangement, Istithmar purchased 4.5 million of our Ordinary Shares for an aggregate price of $225.0 million.  As of February 28, 2005, Istithmar held approximately 12.4% of our Ordinary Shares.

Istithmar purchased 3.0 million newly issued Ordinary Shares directly from Kerzner, resulting in net proceeds of $153.4 million ($51.25 per share).  We intend to use proceeds from the issuance to fund capital expenditures and investments and for general corporate purposes.  Of the remaining 1.5 million Ordinary Shares, Istithmar purchased 1.3 million shares from Caledonia and 0.2 million shares from CMS at a price of $47.50 per share, the market price at the time the purchase agreements were executed.  Therefore, Istithmar paid an average per share price of $50 for its aggregate acquisition of 4.5 million Ordinary Shares.  Following receipt of the necessary regulatory approval on December 8, 2004, Mr. Hamed Kazim, a representative of Istithmar, took a seat on our Board of Directors.

Amended Credit Facility

On July 7, 2004, Kerzner, KINA and Kerzner International Bahamas Limited (“KIB”), as co-borrowers, entered into the Amended Credit Facility with a syndicate of banks (the “Lenders”).  Under the Amended Credit Facility, the maximum amount of borrowings that may be outstanding is $500.0 million, subject to certain conditions.  On February 15, 2005, we amended the Amended Credit Facility to make certain changes to reflect our current business plans.

Loans under the Amended Credit Facility bear interest at (i) the higher of (a) a base rate or (b) the Federal Funds Rate plus one-half of one percent, in either case plus an additional 0.125% to 2.00% based on a debt to EBITDA ratio during the period, as defined (the “Leverage Ratio”), (ii) the London Interbank Offered Rate (“LIBOR”) rate plus 1.125% to 3.00% based on the Leverage Ratio or (iii) the Federal Funds Rate plus 1.125% to 3.00% based on the Leverage Ratio.  For loans based on the Alternate Base Rate (as defined therein), interest is payable monthly.  For loans based on the LIBOR rate, interest is payable on the last day of each applicable interest period.  Loans under the Amended Credit Facility may be prepaid and re-borrowed at any time and are due in full in July 2009.  Commitment fees are calculated at per annum rates ranging from 0.25% to 0.60% based on the Leverage Ratio, applied to the undrawn amount of the Amended Credit Facility and are payable quarterly.

The Amended Credit Facility contains affirmative and restrictive covenants with which Kerzner must comply, which, among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business.  As of December 31, 2004, we believe that we were in compliance with all such covenants.

As of December 31, 2004, we had no borrowings outstanding under the Amended Credit Facility.  Our availability as of December 31, 2004 was $494.0 million after giving effect to the $6.0 million in outstanding letters of credit.  All amounts outstanding are unconditionally guaranteed by all significant subsidiaries that are a party to the Amended Credit Facility.

Issuance of 2.375% Convertible Senior Subordinated Notes

In April 2004, Kerzner issued $230.0 million principal amount of 2.375% convertible senior subordinated notes due 2024 (the “2.375% Convertible Senior Subordinated Notes”) which, after related issuance costs, resulted in net proceeds of approximately $223.7 million.  In connection with the issuance of the 2.375% Convertible Senior Subordinated Notes, we filed a shelf registration statement, pursuant to which holders of such notes may engage in resales.  All of the proceeds received from the issuance of the 2.375% Convertible Senior Subordinated Notes will be used to fund future capital expenditures and for general corporate purposes.

The 2.375% Convertible Senior Subordinated Notes may be converted into cash and Ordinary Shares at an initial conversion rate of 17.1703 shares per $1,000 principal amount in accordance with the terms of the indenture.  This conversion rate is equal to a conversion price of approximately $58.24 per Ordinary Share.  Upon conversion, all of the principal amount of the converted notes must be paid in cash.

The 2.375% Convertible Senior Subordinated Notes, which are unsecured obligations, are not guaranteed by any of Kerzner’s subsidiaries and therefore are effectively subordinated to the subsidiary guarantees of the 8 7/8% Senior Subordinated Notes.  Interest on the 2.375% Convertible Senior Subordinated Notes is payable semi-annually and commenced on October 15, 2004.  We believe that we were in compliance with all covenants contained in the indenture governing the 2.375% Convertible Senior Subordinated Notes as of December 31, 2004.  All of our outstanding 2.375% Convertible Senior Subordinated Notes are subordinated to the borrowings under our Amended Credit Facility.

Issuances of 8 7/8% Senior Subordinated Notes

In August 2001, Kerzner along with KINA (together, the “Companies”) issued $200.0 million principal amount of 8 7/8% Senior Subordinated Notes which, after costs, resulted in net proceeds of approximately $194.0 million.  The proceeds received from the issuance of the 8 7/8% Senior Subordinated Notes were advanced to one of our wholly owned subsidiaries to repay amounts outstanding under our then-existing amended and restated revolving credit facility.

In May 2002, the Companies issued an additional $200.0 million principal amount of 8 7/8% Senior Subordinated Notes, which after costs, resulted in net proceeds of approximately $201.5 million.  The proceeds were used to repay the Company’s then-outstanding 9% senior subordinated notes (the “9% Senior Subordinated Notes”) pursuant to the Tender Offer, Consent Solicitation and Redemption described below.

The 8 7/8% Senior Subordinated Notes, which are unsecured obligations, are unconditionally guaranteed by substantially all of the wholly owned subsidiaries of Kerzner and KINA.  Interest on the 8 7/8% Senior Subordinated Notes is payable semi-annually and commenced on February 15, 2002.  The indenture governing the 8 7/8% Senior Subordinated Notes contains various restrictive covenants, including limitations on the ability of the Companies and the guarantors to, among other things:  (a) incur additional indebtedness, (b) incur certain liens, (c) engage in certain transactions with affiliates and (d) pay dividends and make certain other payments.  We believe that we were in compliance with all such covenants as of December 31, 2004.  All of our outstanding 8 7/8% Senior Subordinated Notes are subordinated to the borrowings under our Amended Credit Facility.

Derivative Financial Instruments

In August and December 2001, we entered into fixed-to-variable rate interest rate swap agreements (the “Swap Agreements”) designated as fair value hedges on $200.0 million principal amount of our 8 7/8% Senior Subordinated Notes.  In each of September 2003 and July 2004, we canceled $25.0 million of our $200.0 million Swap Agreements, resulting in $150.0 million of fair value hedges on our 8 7/8% Senior Subordinated Notes as of December 31, 2004.  The Swap Agreements have rates of 6-month LIBOR plus 291 to 302 basis points.

In December 2004, the One&Only Palmilla entered into an interest rate cap agreement in connection with its issuance of two promissory notes for an aggregate principal amount of $110.0 million.  The purpose of the interest rate cap agreement is to cap the LIBOR component of the interest on the promissory notes at 5%.  The interest rate cap agreement is designated as a cash flow hedge and is used to hedge the variable cash flows associated with the promissory notes.

Tender Offer, Consent Solicitation and Redemption of 9% Senior Subordinated Notes

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

Shelf Registration

In May 2002, Kerzner and KINA filed a universal shelf registration statement on Form F-3 (the “Universal Shelf”) with the SEC relating to the sale of up to $500.0 million in securities.  The Universal Shelf allows us flexibility as to the type of security we could choose to sell in the future, including various types of debt securities, Ordinary Shares, preference shares and warrants, and replaces the 1997 Shelf Registration.  We may also utilize the Universal Shelf to register secondary sales of Ordinary Shares by selling shareholders.  In connection with a settlement agreement with Kersaf, a major shareholder of Kerzner, on December 18, 2002, an indirect subsidiary of Kersaf sold 2.3 million Ordinary Shares of Kerzner (the “Kersaf Offering”) in a registered public offering, using securities registered under the Universal Shelf.  Securities registered under the Universal Shelf may be offered from time to time directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.

In November 2003, pursuant to Rule 12h-3 of the Exchange Act, KINA suspended its obligation to file periodic reports under the Exchange Act.  Accordingly, KINA is no longer able to issue or co-issue any securities registered pursuant to the Universal Shelf.

Redemption of 8 5/8% Senior Subordinated Notes

On November 27, 2002, we called for the redemption of the entire outstanding principal amount of our 8 5/8% senior subordinated notes due 2007 (the “8 5/8% Senior Subordinated Notes”) pursuant to the terms of the indenture governing these notes.  We purchased $25.8 million of the 8 5/8% Senior Subordinated Notes through transactions on the open market.  On December 27, 2002, we redeemed the remaining $74.2 million aggregate principal amount outstanding at the redemption price of 104.313%, or $1,043.13 for each $1,000.00 of principal amount outstanding, plus accrued interest.

Kersaf Offering

On December 18, 2002, Royale Resorts International Limited, an indirect subsidiary of Kersaf, completed the Kersaf Offering.  We received approximately $32.1 million of the proceeds from the sale of 2.3 million Ordinary Shares pursuant to the terms of the settlement agreement entered into by Kerzner, Kersaf and certain of its affiliates and certain other parties.  See “Item 7.  Major Shareholders and Related Party Transactions, (B) Related Party Transactions—Global Settlement” for more information.

Recent Developments

Sentosa Island, Singapore

On January 20, 2005, we announced that we and CapitaLand, one of the largest listed property companies in Asia, intended to submit a joint concept proposal to the Singapore Government for the development of an integrated entertainment resort complex on Sentosa Island in Singapore.  The joint proposal was submitted on February 28, 2005 and was in response to the Singapore Tourism Board’s invitation to interested parties to submit concept proposals for the first integrated resort with gaming in Singapore.

Wembley

On February 8, 2005, Wembley and BLB announced that they had entered into a conditional sale agreement providing for the purchase by BLB of a holding company that owns Wembley’s operations in Rhode Island and Colorado, consisting primarily of the Lincoln Park facility in Rhode Island.  The purchase price is expected to be approximately $455.0 million.  Additionally, in connection with the transaction, Wembley is expected to repurchase BLB’s existing shareholding in Wembley for approximately $116.0 million.  In addition, BLB anticipates making certain infrastructure improvements at Lincoln Park.  BLB has received binding commitments from institutional lenders to provide up to $495.0 million in financing to cover the cash costs of the acquisition and the infrastructure improvements.  Substantially all of the operating profits of Wembley’s U.S. operations are based on video lottery terminals (“VLTs”) in operation at Lincoln Park.  Among other things, BLB’s purchase offer is conditioned on an increase in the number of authorized VLTs at Lincoln Park to approximately 4,750, the execution of a long-term revenue-sharing arrangement for the Lincoln Park facility with the State of Rhode Island (any such agreement would require the approval of the Rhode Island Senate, the Rhode Island House of Representatives and the Governor) and a tax parity arrangement with the State of Rhode Island to ensure that the tax rate imposed on Lincoln Park’s gaming operations will not exceed the tax rate imposed on any other gaming operations within the State.  The conditional sale agreement may be terminated by either party if the transaction has not been completed by May 30, 2005.

(B)       Business Overview

We are the developer, owner and operator of Atlantis, Paradise Island, a 2,317-room island destination resort in The Bahamas, and a leading developer and operator of gaming entertainment properties and luxury resort hotels worldwide.  Atlantis, Paradise Island, our flagship property, is a premier destination resort property that we believe has strong brand recognition.  We have entered into a joint venture agreement to develop and manage a second Atlantis resort, Atlantis, The Palm, in the United Arab Emirates.

Our gaming business is focused on owning, developing and/or managing casino properties in attractive markets where we can capitalize on our development and operating expertise.  We developed and receive income from Mohegan Sun in Uncasville, Connecticut, which is owned and operated by the MTGA.

Our luxury resort hotel business consists of a collection of managed and/or owned/partially owned premier properties that primarily operate in the five-star, deluxe-end of the resort market in The Bahamas, Mauritius, Dubai, the Maldives and Mexico under the One&Only brand.  We are developing additional One&Only Resorts properties in Cape Town, South Africa and the Maldives.

Each of our segments operates in various geographic areas.  For a table of net revenues, contribution to net income and total assets by segment, see Note 24—Segment Information in the accompanying notes to the consolidated financial statements.

The Properties

Destination Resorts

Atlantis, Paradise Island

Our flagship property is Atlantis, Paradise Island, a 2,317-room ocean-themed resort and casino located on Paradise Island, The Bahamas.  Since acquiring the property in 1994, we have invested approximately $1.0 billion to create a unique destination resort that caters to multiple segments of the resort and casino gaming markets.  The property features a 100,000 square foot entertainment complex that includes the largest casino in the Caribbean market, an 88,000 square foot convention facility and 30,000 square feet of retail space.  Atlantis, Paradise Island celebrates the wonders of the sea and is inspired by the myth of the lost continent of Atlantis.  The ocean-themed environment of Atlantis, Paradise Island includes:

•                  three interconnected hotel towers, the Beach, Coral and Royal Towers, built around a seven-acre lagoon;

•                  a 34-acre marine environment, which features the world’s largest open air marine habitat, showcasing over 200 species of marine life, waterfalls, lagoons and adventure walks;

•                  “The Dig,” an area through which visitors can walk surrounded by sharks, numerous species of tropical fish, sea turtles, stingrays and other marine life;

•                  several waterslides, including the Mayan Temple slide, which propels guests through an acrylic tube in a shark-infested tank;

•                  the largest casino in the Caribbean market;

•                  the 63-slip, full-service Marina at Atlantis, which enjoys some of the highest docking rates in the Caribbean market and can accommodate yachts up to 200 feet in length; and

•                  Harborside at Atlantis, a timeshare project located adjacent to Atlantis, Paradise Island, developed through a joint venture with an affiliate of Starwood.

We acquired the property in May 1994 for $125.0 million and redeveloped the property into an ocean-themed destination resort through an initial $140.0 million capital expenditure program.  In 1995, the property achieved an average occupancy and average daily room rate of 85% and $122, respectively, a substantial increase from the 62% and $95, respectively, achieved in 1993 under previous management.  Seeking to capitalize on the early success of Atlantis, Paradise Island, we began construction of an approximate $640.0 million expansion of the property in 1997.  This major expansion was completed in December 1998 and effectively doubled the size of Atlantis, Paradise Island.  The 1998 expansion included a 1,200-room hotel, a 100,000 square foot entertainment complex that included a casino containing approximately 900 slot machines and 80 table games, a marina and an expansion of the ocean-themed environment.  During 1999, we completed several additional development projects at Atlantis, Paradise Island, including the addition of 30,000 square feet of retail and restaurant space, the conversion of a previously existing 30,000 square foot casino space into a convention center and the construction of a sports center, including an 18-hole Tom Fazio-designed putting course and a tennis center.

During the second half of 2000, we completed an extensive capital expenditure program of approximately $20.0 million at Atlantis, Paradise Island’s Beach Tower.  This program included the renovation of all of the Beach Tower’s 425 rooms and improvements to certain public spaces.  During 2001, we completed a major capital expenditure program of approximately $20.0 million to complete renovations at the Ocean Wing of Atlantis, Paradise Island’s Coral Towers.  This included the renovation of approximately 400 rooms, including improvements to certain public spaces.

To add to our product mix at Atlantis, Paradise Island, we developed Harborside at Atlantis, a timeshare project adjacent to Atlantis, Paradise Island, through a joint venture with SVO.  As part of the joint venture agreement, we contributed land and cash and SVO contributed cash.  Subsequently, both partners have loaned funds to finance construction costs.  The first phase of the project was completed in February 2001 and consists of 82 two-bedroom units.  We began selling the units in May 2000 and had sold approximately 98% of the units through December 31, 2004. In August 2002, Harborside at Atlantis was closed to repair water damage primarily resulting from 2001’s Hurricane Michelle.  During the fourth quarter of 2002, these repairs were completed and the resort re-opened in December 2002.  During the temporary closure, Harborside at Atlantis’ guests were moved to Atlantis, Paradise Island.  Our share of construction remediation costs from Harborside at Atlantis was $6.9 million and $1.8 million in

2002 and 2003, respectively.  For 2003 and 2004, we recognized a total of $5.7 million of insurance recoveries related to Hurricane Michelle.

In order to capitalize on the demand for rooms and to leverage our investment in The Bahamas, in May 2003, we entered into a Heads of Agreement with the Government of the Commonwealth of The Bahamas, which set forth an expansion plan for Atlantis, Paradise Island and the One&Only Ocean Club.  In May 2004 and December 2004, we entered into supplements to the Heads of Agreement, pursuant to which we modified certain components involved in Phase III.  Phase III, as modified, consists of the following components:

•                  a 600-room luxury all-suite hotel;

•                  the right to develop an approximately 500-unit condo-hotel;

•                  three luxury villas at the One&Only Ocean Club (the “Ocean Club Villas”);

•                  four new company-operated restaurants and additional food and beverage and retail space, comprising approximately 65,000 square feet on a four-acre site adjacent to the Marina at Atlantis, the Marina Village at Atlantis (the “Marina Village”);

•                  an expansion of the convention facilities at Atlantis, Paradise Island by approximately 100,000 square feet;

•                  a significant expansion to the existing water-based attractions of Atlantis, Paradise Island;

•                  the construction and initial equipping of a fire and ambulance station on land owned by us, to be operated and maintained by the Bahamian Government under a long-term lease (the “Fire and Ambulance Station”);

•                  the right to develop, upon environmental approval, a new 18-hole golf course on Athol Island, which lies just east of Paradise Island, in partnership with an agency to be nominated by the Bahamian Government (the “Athol Golf Course”);

•                  expansion of the existing water production and treatment plant and any other private infrastructure upgrades or expansions necessary to accommodate the other elements of the Phase III expansion (the “Utilities and Infrastructure Expansion”); and

•                  an expansion of Harborside at Atlantis by the addition of 316 timeshare units along the harbor, the next phase of such expansion (the second phase) will add 116 two- and three-bedroom timeshare units.

Construction of certain elements of the Phase III expansion commenced in August 2003, including the Marina Village, the Fire and Ambulance Station, the next phase of the Harborside at Atlantis timeshare expansions and the completed Ocean Club Villas.  We anticipate the Marina Village will open as early as the third quarter of 2005.  In addition, we expect the second phase of Harborside at Atlantis to be complete by the third quarter of 2005.  We began sales of the second phase in the third quarter of 2004, and as of December 31, 2004, we had sold 13.0% of the second phase units.  During the year ended December 31, 2004, we funded $1.5 million to Harborside at Atlantis for the construction of the second phase.  The Phase III expansion also includes a third phase of timeshare development, consisting of approximately 200 additional units.  We plan to develop this third phase in collaboration with Starwood and expect to commence its development once Harborside at Atlantis has sold 75% of the second phase.

We anticipate that development of the 600-room luxury all-suite hotel will commence during the third quarter of 2005.  Pursuant to the Heads of Agreement, we have committed to substantially complete the all-suite hotel by December 2006.

We expect to commence pre-sales of the approximately 500-unit condo-hotel in the second quarter of 2005.  We expect to commence construction of the condo-hotel in the second half of 2005 with completion scheduled for 2007, as contemplated by the Heads of Agreement.  We expect to develop this project through a 50-50 joint venture with Turnberry Associates, one of the premier real estate development and property management companies in the United States.  The development cost associated with this project is expected to be approximately $250.0 million.  We anticipate that this project will primarily be funded on a non-recourse basis to Kerzner based on pre-sales.

It is anticipated that the Phase III expansion investment in The Bahamas will exceed $1.0 billion.  Exclusive of the Harborside at Atlantis timeshare projects, the condo-hotel, the Athol Golf Course and Ocean Club Residences & Marina, our recently announced ultra-luxury condominium project, we expect our investment to be approximately $650.0 million.  If we do not proceed with the condo-hotel and the Athol Golf Course, casino tax concessions and a joint marketing contribution from the Bahamian Government will be reduced beginning in 2009 in accordance with a schedule contained in the Heads of Agreement.

A complete description of the Heads of Agreement can be found in “Item 4.  Information on the Company, (B) Business Overview—Certain Matters Affecting Our Bahamian Operations—Heads of Agreement.”

Through certain Bahamian subsidiaries (the “Bahamian Operations”), we now own approximately 553 acres (including the Club Méditerranée property we purchased) on Paradise Island (or almost 67% of Paradise Island), including approximately 134 acres of undeveloped land.  The Phase III expansion will use approximately 68 acres of currently undeveloped land (excluding the next phase of Harborside at Atlantis, the Athol Golf Course and Ocean Club Residences & Marina).

We also own and operate the One&Only Ocean Club, a high-end luxury resort hotel, as well as the Ocean Club Golf Course.  Through our Bahamian Operations, we also operate roads and other land improvements on Paradise Island and a water and sewage system which serves, at stated charges, substantially all facilities on Paradise Island, including non-affiliated customers.

We recently announced the development of Ocean Club Residences & Marina, an 88-unit ultra-luxury condominium project at Ocean Club Estates.  We expect to form a joint venture with a Bahamian partner for this project.  We expect Ocean Club Residences & Marina to cater to the highest end of the luxury residential market.  We commenced pre-sales in the first quarter of 2005, and anticipate breaking ground on this project in the second quarter of 2005.  We expect that this project will be primarily funded based on pre-sales.  We expect Ocean Club Residences & Marina to have construction costs of approximately $130.0 million.  In addition, we plan to contribute approximately 9 acres to the project.

Paradise Island is easily accessible by air from the eastern United States and London and has an extensive infrastructure.  The majority of patrons at our resorts on Paradise Island arrive through Nassau International Airport located on New Providence Island.  This airport is serviced by several major carriers that offer jet service from most major cities on the east coast of the United States and other international destinations.  Ground transportation is facilitated by two bridges linking Paradise Island and New Providence Island.

Atlantis, The Palm

In September 2003, we announced that we had agreed to form a joint venture with Nakheel LLC, an entity owned by the Royal Family of Dubai, to develop Atlantis, The Palm.  On June 23, 2004, we announced that we had entered into an agreement with Istithmar, an entity indirectly wholly owned by the Royal Family of Dubai, that has assumed all obligations and rights of its affiliate, Nakheel LLC, pursuant to which we formed Kerzner Istithmar and increased the scope of Atlantis, The Palm.  Based on our current budget, the development costs of the expanded project are expected to be approximately $1.1 billion and will include an approximately 1,200-room five-star hotel, an approximately 800-room four-star hotel and an extensive water theme park situated on 1.25 miles of beachfront property.  Atlantis, The Palm will be located on The Palm, Jumeirah, a $1.5 billion land reclamation project in Dubai, United Arab Emirates.  We and Istithmar have each agreed to invest $100.0 million in the form of Class A common stock in Kerzner Istithmar, and Istithmar has agreed to underwrite $200.0 million of Kerzner Istithmar’s limited voting Class B common stock.  Each of Istithmar and Kerzner will provide, on a joint and several basis, additional sponsor support of up to $55.0 million with respect to cost overruns and post-completion debt service obligations.  In addition to the joint and several sponsor support, Istithmar has agreed to provide a $100.0 million guarantee to cover any post-completion debt service obligations over $55.0 million.  Further, Istithmar has agreed to provide an additional guarantee for cost overruns over $55.0 million.  The balance of the financing is expected to be obtained through a $700.0 million syndicated term loan facility that is limited recourse to Kerzner.  The closing of the term loan facility is expected to occur in the second quarter of 2005.

We commenced construction on Atlantis, The Palm in the first quarter of 2005 and anticipate that the project will be completed in 2008.  As part of this transaction, we have entered into a long-term management agreement with the joint venture that entitles us to receive a base management fee based on the gross revenues generated by Atlantis, The Palm, and an incentive management fee based on operating income.  We have also entered into a development agreement with the joint venture that entitles us to receive $20.0 million and reimbursement of certain expenses over the development period.  This project is subject to various closing conditions, including obtaining financing and all requisite governmental consents.  In August 2004, Istithmar purchased 4.5 million of our Ordinary Shares for an aggregate purchase price of $225.0 million.  See “Item 4.  Information on the Company, (A) History and Development of the Company—Reorganization of Capital Structure” for more information.

Morocco

On July 22, 2004, we announced that Kerzner and two local Moroccan companies, SOMED and CDG, had entered into an agreement with the Government of the Kingdom of Morocco (for this section, the “Government”) that contemplates the creation of a joint venture that will own a destination resort casino in Morocco that we will develop and manage.  In addition, Kerzner, SOMED and CDG entered into an Agreement in Principle with respect to the ownership, development and management of this resort.  The agreement with the Government and the Agreement in Principle are both subject to obtaining third-party financing and the satisfactory negotiation of definitive documents with our prospective Moroccan partners.

The greenfield site is located near El Jadida, which lies approximately 50 miles southwest of Casablanca.  This site includes three miles of beachfront along Morocco’s Atlantic coast.  Approximately an hour’s drive from Casablanca, Morocco’s largest city with a population of approximately 3.5 million, the site provides for easy access to-and-from Casablanca International Airport, which currently receives daily flights from 22 European cities.  Access to the area is supported by a rail network as well.

The cost of the project is estimated at $230.0 million and is expected to consist of a 600-room hotel, an 18-hole golf course, convention space, restaurants and a casino.  As part of its agreement with the Government, the joint venture has negotiated exclusive rights to conduct gaming operations within a territory that includes the cities of Casablanca and Rabat, an area with a combined population of nearly four million.  This agreement provides for a 15-year period of exclusivity, which commences once construction of the project is complete.

We will initially own 50% of the joint venture, requiring Kerzner to commit up to approximately $47.0 million.  SOMED and CDG will provide the majority of the remaining equity requirement.  While we will have the ability to reduce our initial equity interest in the project after the commencement of operations, we have undertaken to hold at least a 34% equity interest in the project.  The balance of the required financing is expected to be raised by a consortium of Moroccan banks.  We expect to commence construction of the project in the fourth quarter of 2005 and to complete the project during the fourth quarter of 2007.

SOMED is an investor with interests in various industries, including the hospitality industry.  SOMED is 50% owned by Abu Dhabi Development Fund and 30% owned by the Government, with the remaining interests being institutionally owned.  CDG is the governmental entity that invests Morocco’s pension funds and is one of the country’s leading institutional investors.

We expect the joint venture agreement to be executed in the second quarter of 2005.  We also expect to enter into long-term management and development agreements with the joint venture and obtain non-recourse financing to Kerzner for the project in the second quarter of 2005.  The development of this project is subject to obtaining financing as well as certain other conditions, including the receipt of all applicable regulatory, municipal, regional and other approvals.

Gaming

Mohegan Sun

Our gaming business is focused on owning, developing or managing casino properties in attractive markets where we believe we can capitalize on our development and operating expertise.  We own a 50% interest in, and are a managing partner of, TCA, a Connecticut general partnership that developed and initially managed Mohegan Sun, a casino and entertainment complex in Uncasville, Connecticut.  TCA managed Mohegan Sun from its opening in October 1996 to December 31, 1999 pursuant to a Management Agreement from which TCA earned management fees based on a percentage of Mohegan Sun’s earnings after depreciation and interest.

In 1998, the MTGA appointed TCA to develop the $1.0 billion “Project Sunburst” expansion of Mohegan Sun pursuant to a development services agreement (the “TCA Development Agreement”) for a development fee of $14.0 million.  In turn, TCA subcontracted with an affiliate of the Company pursuant to a subcontract development services agreement, which was later assigned to the Company.  In consideration for the services provided under the subcontract, TCA paid a fee to the Company.  The expansion project was completed in June 2002.

In addition, TCA and the Mohegan Tribe entered into the Relinquishment Agreement whereby it was agreed that effective January 1, 2000, TCA would turn over management of Mohegan Sun to the Mohegan Tribe.  Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and TCA receives payments of 5% of the gross revenues of Mohegan Sun for the 15-year period that commenced January 1, 2000.  The relinquishment fees pursuant to the Relinquishment Agreement (“Relinquishment Fees”) are divided into senior and junior relinquishment payments, which equal 5.0% of revenues.  Revenues are generally defined as gross gaming revenues (other than Class II gaming revenue, i.e. bingo) and all other facility revenues, including hotel revenues, food and beverage sales, parking, ticket revenues and other fees or receipts from the convention/events center generated by Mohegan Sun.  Revenues will exclude any revenues generated by any other future expansion of Mohegan Sun.  TCA’s right to receive the Relinquishment Fees is junior to certain payments by the MTGA to the Mohegan Tribe and holders of its indebtedness.  The senior and junior Relinquishment Fees from the MTGA to TCA rank behind all of the MTGA’s obligations to pay certain minimum priority distributions to the Mohegan Tribe and all of the MTGA’s existing and future senior secured indebtedness.  The junior fees also rank behind all unsecured indebtedness.

For seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the Relinquishment Fees it receives each year (after the return of certain expenses and capital contributions) pursuant to the Relinquishment Agreement as a priority payment prior to making pro rata distributions to its partners.

We are one of two managing partners of TCA.  All decisions of the managing partners require the concurrence of us and the other managing partner, Waterford Gaming, L.L.C.  In the event of a deadlock, there are mutual buy-out provisions.  TCA’s partnership agreement will terminate on December 31, 2040, or earlier in certain circumstances, in accordance with its terms.

Mohegan Sun incorporates its historical Native American theme through unique architectural features and the use of natural design elements such as timber, stone and water.  Mohegan Sun is located on 240 acres and currently features the 179,500 square foot Casino of the Earth and the 119,000 square foot Casino of the Sky, which combined have approximately 6,250 slot machines, 290 table games and various other amenities, and a 34-story, 1,200-room luxury hotel.

Mohegan Sun is located approximately one mile from the interchange of Interstate 395 and Connecticut Route 2A in Uncasville, Connecticut and is within 150 miles of approximately 22 million adults.  Mohegan Sun spent $40.0 million for infrastructure improvements providing direct highway access to the property from Boston, Providence and New York.

We oversaw the $1.0 billion “Project Sunburst” expansion of Mohegan Sun through TCA, which was completed in June 2002.  This expansion included the Casino of the Sky, a 10,000-seat arena, a 350-seat cabaret and specialty retail areas and restaurants that opened in September 2001.  The expansion also included a 100,000 square foot convention center and a 34-story, 1,200-room luxury hotel that opened with 734 rooms in April 2002.  Mohegan Sun opened the remaining rooms in phases through June 2002 and also added an additional 2,700 parking spaces in June 2002.

We believe the northeast gaming market has been strong and that Mohegan Sun’s unique design and superior location have helped it to become a popular and profitable casino.  Since opening, gross revenues at the property have grown to $1.4 billion for the twelve months ended September 30, 2004, a 6.8% increase over the twelve month period ended September 30, 2003.

Trading Cove New York

Through a wholly owned subsidiary, we own a 50% interest in, and are a managing member of, Trading Cove New York, LLC (“TCNY”).  In March 2001, TCNY entered into a development services agreement (the “TCNY Development Agreement”) with the Stockbridge-Munsee Band of Mohican Indians (the “Stockbridge-Munsee Tribe”) for the development of a casino project (the “Catskills Project”) in the Catskills region of the State of New York (for purposes of this section, the “State”).  The TCNY Development Agreement was amended and restated in February 2002 and subsequently amended in October and December 2004.

Pursuant to the TCNY Development Agreement, as amended, TCNY would provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Catskills Project.  If the Catskills Project is approved and ultimately developed, TCNY will earn a development fee in an amount equal to 5% of gross revenues as compensation for these services (subject to certain priorities), as defined in the TCNY Development Agreement, beginning with the opening of the Catskills Project and continuing for a period of 20 years.  TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, County of Sullivan (the “County”), of which approximately 333 acres are currently designated for the Catskills Project.

The Stockbridge-Munsee Tribe does not currently have reservation land in the State, but is federally recognized and operates a casino on its reservation in Wisconsin.  In February 2002, the Tribe filed a Land to Trust Application with the U.S. Department of Interior, Bureau of Indian Affairs (the “BIA”), for the Catskills Project site properties.  Should the BIA approve the Land to Trust Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.  The Land to Trust Application and accompanying Environmental Impact Statement (“EIS”) are pending.

In October 2001, the State enacted legislation (Chapter 383 of the Laws of 2001) (the “State Gaming Law”) authorizing up to three Class III Native American casinos in the counties of Sullivan and Ulster and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by the State and applicable Native American tribes as well as video lottery terminals at State racetracks.  In January 2002, a lawsuit was filed in the Supreme Court of the State of New York (the “Supreme Court”) (Index No. 719-02) by various plaintiffs against New York Governor George Pataki, the State of New York and various other defendants alleging that the State Gaming Law violated the New York State Constitution.  Motions to dismiss the litigation were filed in April 2002.  In July 2003, the Supreme Court issued a ruling upholding the validity of the State Gaming Law, which decision as it pertains to the legality of conducting slot machine gaming at State approved Native American casinos was subsequently upheld by the Appellate Division of the New York Supreme Court.  The decision was appealed to the New York Court of Appeals.  Arguments were heard on March 21, 2005 and the appeal is pending.

In January 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the Catskills Project may have on the County and other local government subdivisions within the County.  The payments will not commence until after the opening of the Catskills Project.  In addition, the Stockbridge-Munsee Tribe has entered into sewer and water agreements with local agencies to service the Catskills Project site.

The Stockbridge-Munsee Tribe has land claim litigation pending in the U.S. District Court for the Northern District of New York (the “Court”) against the State, the counties of Madison and Oneida and several municipalities to recover lands within the state that it alleges were wrongfully taken from the tribe.  In December 2004, the Stockbridge-Munsee Tribe and the State entered into the “Agreement of Settlement and Compromise to Resolve the Stockbridge-Munsee Land Claims in the State of New York” (the “NY Settlement Agreement”).  The NY Settlement Agreement provides, inter alia, that in consideration for settling its land claim litigation, the Stockbridge-Munsee Tribe will receive, among other things, a transfer of the Catskills Project site into trust and a gaming compact (the “Compact”) with the State authorizing the Stockbridge-Munsee Tribe to engage in Class III gaming on the Catskills Project site for a period of 14 years (and renewable for an additional seven years under certain conditions).  Under the Compact, the Stockbridge-Munsee Tribe will, in exchange for certain exclusivity rights related to the operation of slot machines in a geographically determined area encompassing a number of southern counties within the State, pay the State 20% of the net drop from the slot machines during the first four years of operation and 25% thereafter.

The NY Settlement Agreement is subject to numerous conditions, including the enactment of State legislation approving the settlement and increasing the number of Native American casinos authorized for Sullivan and Ulster counties under the State gaming law from three to five, enactment of Federal legislation approving the settlement and directing that the Catskills Project site be taken into trust and execution of the Compact.  In February 2005, State legislation was introduced to approve the NY Settlement Agreement.  We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe or whether the Catskills Project will be completed.

We are one of two managing members of TCNY.  All decisions of the managing members require the concurrence of us and Waterford Development New York, LLC, the other managing member.  In the event of deadlock, there are mutual buy-out provisions.

The Company’s investment in TCNY is reflected within investments in associated companies in the accompanying consolidated balance sheets.  As of December 31, 2004, we had invested $6.0 million in TCNY.  If the project proceeds, we will be required to provide developer assistance of up to $15.0 million, of which $7.0 million is reimbursable, and up to $100.0 million in subordinated debt or completion guarantees.

United Kingdom

Development of Resort Casinos in London, East Manchester and Glasgow

On July 13, 2004, we announced our appointment as the preferred developer and operator with respect to the development and management of gaming, hotel and entertainment facilities for two sites in two key markets in the United Kingdom.  The sites for the projects are the Scottish Exhibition + Conference Centre (“SECC”) in Glasgow and Sportcity in East Manchester.  We are negotiating binding agreements for both of these projects.  These developments are part of major regional regeneration projects supported by the respective council for each city.  Each of these projects was the subject of a competitive bidding process.

In addition, on July 13, 2004, we also announced that we had entered into a binding agreement with affiliates of Anschutz Entertainment Group for the development and operation of a casino and hotel resort facility at the Millennium Dome in London (the “Dome”).

Our development and management of our sites in the United Kingdom is subject to a number of contingencies.  First, the United Kingdom needs to pass gambling reform legislation.  Second, a special government committee that is expected to be established upon the passage of such legislation then must select eight localities that will be entitled to have a “Resort” or “Regional Casino,” as such criteria are defined by the Department of Culture, Media and Sport and the Parliamentary Joint Committee, which reviewed the draft Gambling Bill.  Our sites must be in the selected localities and must further compete for and be awarded a regional casino license by the local authorities.

The three developments are subject to certain conditions, including the receipt of applicable regulatory, municipal, regional and other approvals, and a maximum effective tax on gaming revenue of not more than 25%.  If these projects do not proceed, we will be required to write-off certain costs that have been incurred (as of December 31, 2004, we had approximately $10.4 million on our balance sheet with respect to these projects).  As noted above, the SECC and Sportcity developments are also subject to the negotiation and execution of binding agreements.  If all of the necessary conditions with respect to any of these projects are satisfied, we expect the project to be completed within two years from the date of issuance of a license.  In connection with each project, we will be responsible for the financing, development and operation of a casino and hotel.

Scottish Exhibition + Conference Centre, Glasgow

In October 2003, SEC Limited announced a master plan outlining the future of the SECC in the form of a major development.  This project, named “QD2” because it marks the second redevelopment of Queen’s Dock in Glasgow (the first being the construction of the SECC in 1985), plans to transform the SECC’s 64-acre site into a complete exhibition, conference and entertainment complex.  The SECC is currently the largest integrated conference and exhibition center in the United Kingdom.

The QD2 project is planned to involve over $1.0 billion of new investment.  SEC Limited has appointed us as preferred developer and operator to build, operate and own the destination resort casino as part of the overall redevelopment of Queen’s Dock.  The proposed resort casino and hotel complex is expected to cost approximately $300.0 million.

Sportcity, East Manchester

A consortium led by us and Manchester-based Ask Developments (and including several other partners) has been selected by the Manchester City Council to develop an approximately $500.0 million project incorporating casino, hotel, family entertainment, sports and residential components at Sportcity, East Manchester.  Already the home of the Manchester City Football Club and other sports facilities built for the last Commonwealth Games, Sportcity would gain significant additions, including a casino, hotel, 4,000-seat multi-purpose arena and ice rink, together with other indoor sporting facilities, as well as a residential development.  We estimate the casino and hotel to be an approximately $350.0 million project.

Millennium Dome, London

In June 2004, the Office of the Deputy Prime Minister announced the successful completion of all commercial contracts and planning negotiations among the national regeneration agency, English Partnerships, Peninsula Meridian Delta Ltd., Anschutz Entertainment Group and the Greenwich Council.  These arrangements are expected to lead to the regeneration of the Greenwich Peninsula, which will include extensive new commercial facilities as well as homes, schools, nursery and health provision, transportation infrastructure and the development of a world-class entertainment and sports arena within the Dome.

Anschutz Entertainment Group expects to develop a 20,000-seat entertainment and sports arena within the Dome, known as the “Dome Arena.” The Dome Arena will also operate as a fully flexible exhibition space.  In addition to the Dome Arena, the Dome project will include entertainment, leisure and retail facilities.  We previously announced in September 2003 an agreement to participate in a development of this type.  On July 13, 2004, we identified the project as the Dome.  Pursuant to our agreement with Anschutz Entertainment Group, we plan to develop and operate an approximately $350.0 million resort casino and hotel.

Wembley

On March 10, 2004, we announced that we had entered into a joint venture, BLB, with an affiliate of Starwood Capital and an affiliate of Waterford for the purpose of acquiring an interest in Wembley, which owns gaming and track operations in the United States and race tracks in the United Kingdom.  Wembley’s U.S. operations include its flagship property, Lincoln Park in Rhode Island, where it owns a greyhound racetrack with approximately 2,500 VLTs.  Wembley has recently announced that it expects to increase the number of VLTs up to its statutorily permitted number of 3,002.  BLB is owned 37.5% by each of us and Starwood Capital, with Waterford owning the balance of 25%.  As of December 31, 2004, we had invested $47.4 million in BLB.

On April 20, 2004, after a series of offers and counteroffers by MGM Mirage and BLB, BLB submitted a cash tender offer to acquire all of the outstanding shares of Wembley at 860 pence per share.  This tender offer received the recommendation of the Wembley board of directors.  On July 5, 2004, BLB announced that its offer to acquire all of Wembley’s outstanding shares had lapsed due to failure of the condition that it receive valid acceptances from at least 90% of Wembley’s outstanding shares.  BLB retains a 22.2% stake in Wembley.

On February 8, 2005, Wembley and BLB announced that they had entered into a conditional sale agreement providing for the purchase by BLB of a holding company that owns Wembley’s operations in Rhode Island and Colorado, consisting primarily of the Lincoln Park facility in Rhode Island.  The purchase price is expected to be approximately $455.0 million.  Additionally, in connection with the transaction, Wembley is expected to repurchase BLB’s existing shareholding in Wembley for approximately $116.0 million.  In addition, BLB anticipates making certain infrastructure improvements at Lincoln Park.  BLB has received binding commitments from institutional lenders to provide up to $495.0 million in financing to cover the cash costs of the acquisition and the infrastructure improvements.  Substantially all of the operating profits of Wembley’s U.S. operations are based on VLTs in operation at Lincoln Park.  Among other things, BLB’s purchase offer is conditioned on an increase in the number of authorized VLTs at Lincoln Park to approximately 4,750, the execution of a long-term revenue-sharing arrangement for the Lincoln Park facility with the State of Rhode Island (any such agreement would require the approval of the Rhode Island Senate, the Rhode Island House of Representatives and the Governor) and a tax parity arrangement with the State of Rhode Island to ensure that the tax rate imposed on Lincoln Park’s gaming operations will not exceed the tax rate imposed on any other gaming operations within the State.  The conditional sale agreement may be terminated by either party if the transaction has not been completed by May 30, 2005.

U.K. Gaming License

In April 2003, we agreed to acquire from LCI for $2.1 million a property located in the city of Northampton, England.  The city of Northampton is approximately 70 miles north of London and approximately 1.3 million people live within 25 miles of the city.  On March 30, 2004, we announced that the Gaming Board of Great Britain had granted us a Certificate of Consent, which has enabled us to transfer a gaming license held by LCI into our name and proceed with our plans for a casino in Northampton.  In February 2005, the Northampton project was approved by the local planning authorities.  We expect to develop and operate the new casino facility on an approximate 30,000 square foot site, which is expected to cost approximately £10.0 million (approximately $18.7 million in U.S. dollars as of March 25, 2005).  We have commenced construction on this project and expect the casino facility to open in 2006.

One&Only Resorts

Our One&Only Resorts business consists of a collection of managed and/or owned/partially owned premier luxury resort properties that primarily operate in the five-star, deluxe-end of the market.  In December 2002, we introduced our One&Only brand for certain of our luxury resort properties.  We are now marketing six of our properties under our One&Only brand.  We expect that our new managed property under development on North Male Atoll in the Maldives, the One&Only Reethi Rah, a 130-room luxury resort, will open in the second quarter of 2005.  In addition, we have agreed to acquire a minority interest in a joint venture that expects to develop and manage a new One&Only property in Cape Town, South Africa.  We do not currently plan on using the brand for

Sugar Beach Resort, La Pirogue Hotel or Le Coco Beach Hotel.  We value outstanding design, unusual locations and genuine hospitality at our resorts and do not believe in applying simple “formulas.” We believe that all of our One&Only properties, most of which have been constructed or renovated within the last five years, offer guests a singularly distinctive experience.

Located on what we believe to be some of the leading beach locations in the world, these resorts are architecturally unique and have been developed to blend into their natural environment.  Our One&Only Resort business currently consists of five properties in Mauritius (two of which, Le Saint Géran and Le Touessrok, are One&Only Resort properties), the One&Only Royal Mirage in Dubai, the One&Only Kanuhura in the Maldives, the One&Only Ocean Club on Paradise Island, The Bahamas and the One&Only Palmilla near Cabo San Lucas, Mexico.  We expect to leverage our existing management expertise and business infrastructure and continue to improve the results of the One&Only Palmilla and to open the One&Only Reethi Rah, while sustaining the levels of earnings at the other properties.

As of December 31, 2004, we were managing approximately 2,000 rooms.  As part of our strategy, we often take ownership positions in the properties that we operate.  As of December 31, 2004, the properties we operated were as follows:

Property	Location	Percentage Ownership	Number of Rooms, Suites and Villas
One&Only Ocean Club	The Bahamas	100.0%	108
One&Only Palmilla(1)	Mexico	50.0%	172
One&Only Le Saint Géran(2)	Mauritius	20.4%	163
One&Only Le Touessrok(2)	Mauritius	20.4%	200
One&Only Kanuhura	Maldives	20.0%	100
One&Only Royal Mirage	Dubai	—	466
Sugar Beach Resort(2)	Mauritius	20.4%	238
La Pirogue Hotel (2)	Mauritius	20.4%	248
Le Coco Beach Hotel(2)	Mauritius	20.4%	333

(1)          As of January 1, 2004, pursuant to our adoption of FIN 46R, issued by the Financial Accounting Standards Board, we determined that Palmilla JV, LLC, a previously unconsolidated 50% owned equity method investment, must be consolidated as the operating agreement contains a provision which gives Kerzner’s 50% joint venture partner the right to cause us to acquire its 50% interest.  This resulted in an increase in revenues and expenses in 2004, however, it had no impact on consolidated net income or earnings per share.

(2)          Interest owned through Sun Resorts Limited.

The following properties are currently under development and will be marketed under the One&Only brand:

Property	Location	Percentage Ownership	Number of Rooms
Cape Town	South Africa	(1)	163
Reethi Rah	Maldives	—	130

(1)          Minority ownership interest to be determined.

The Bahamas

We own and operate the One&Only Ocean Club, a high-end luxury resort hotel with 108 rooms, suites and villas located on Paradise Island, The Bahamas.  In October 2000, we completed an addition to the One&Only Ocean Club that comprised 50 rooms, including 10 deluxe suites, a gourmet beachfront restaurant, Dune, operated by Jean-Georges Vongerichten and significant enhancements to the existing pool and garden areas.  The One&Only Ocean Club also features the Ocean Club Golf Course, a 7,159-yard championship golf course designed by Tom Weiskopf and a clubhouse with 121 luxury oceanfront home sites situated around the golf course.  The Ocean Club Golf Course is included in the destination resorts segment within Atlantis, Paradise Island.  The One&Only Ocean Club was named to Condé Nast Traveler’s 2005 Gold List and it received Condé Nast Traveler magazine’s 2004 Readers’ Choice Award for the best Atlantic Resort.  During May 2003, the One&Only Ocean Club was also named best luxury resort in the Atlantic/Caribbean region by Departures, the luxury lifestyle magazine published exclusively for American Express Platinum and Centurion card members.  The property achieved an average occupancy of 79% and an average daily room rate of $762 during 2004, compared to 79% and $722 in 2003.

As part of the Phase III expansion discussed above, we developed three high-end luxury rental villas adjacent to the One&Only Ocean Club, as well as a high-end boardroom meeting facility and a children’s pool.  These facilities were completed in 2004.

As of December 31, 2004, we had closed on 112 of the 121 home sites available at Ocean Club Estates, a residential development adjacent to the Ocean Club Golf Course, and received approximately $118.4 million in gross proceeds from such sales.  Of the nine remaining properties, three are being used by the Company and we have received deposits for three of the six additional remaining properties.

Mexico

In September 2002, we purchased a 50% ownership interest in the One&Only Palmilla, a deluxe five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.8 million, including transaction costs.  The One&Only Palmilla is located on what we believe is an outstanding site with the most extensive beach coverage of any of the leading hotels in Cabo San Lucas.  The One&Only Palmilla also features a 27-hole Jack Nicklaus-designed championship golf course.  In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022.  The acquisition was funded through a combination of cash on hand and drawings under our then-existing amended and restated revolving credit facility.  The One&Only Palmilla re-opened in January 2004 following a refurbishment that expanded the room count to 172 rooms and significantly upgraded the amenities and public areas offered by the resort.  The expansion was financed by the One&Only Palmilla through local project financing that was supported by a $46.5 million guarantee from Kerzner, and by approximately $14.5 million in completion loans from Kerzner.  The total cost of the One&Only Palmilla renovation was approximately $102.0 million.  On December 17, 2004, the One&Only Palmilla entered into two promissory notes pursuant to which it borrowed $110.0 million.  The proceeds were used to, among other things, repay all of the One&Only Palmilla’s existing loans, including the completion loans provided by Kerzner, and fund the One&Only Palmilla’s working capital requirements.  In connection with the repayment of the One&Only Palmilla’s existing loans, Kerzner’s $46.5 million guarantee was extinguished.  The indenture governing the promissory notes provides recourse to Kerzner in the event certain representations and warranties are violated.  The One&Only Palmilla was named to Condé Nast Traveler’s 2005 Gold List.  The One&Only Palmilla was rated as one of the “Top 25 International Golf Resorts” in 2002 by Condé Nast Traveler magazine and it received Condé Nast Traveler magazine’s 2004 Readers’ Choice Award for the best Latin American Resort.

Indian Ocean

In Mauritius, we manage and own interests in five beach resorts:

•                  the 163-room One&Only Le Saint Géran (renovated in 2000);

•                  the 200-room One&Only Le Touessrok (renovated in 2002);

•                  the 238-room Sugar Beach Resort;

•                  the 248-room La Pirogue Hotel (renovated in 2003); and

•                  the 333-room Le Coco Beach Hotel.

The Mauritius properties cater primarily to luxury and middle-market tourists from Europe and southern Africa. The One&Only Le Saint Géran and the One&Only Le Touessrok offer deluxe five-star accommodations and we believe that such properties are among the finest beach resorts in the world.  The One&Only Le Saint Géran and the One&Only Le Touessrok have been rated among the world’s finest leisure hotels by Condé Nast Traveler magazine. The One&Only Le Saint Géran, which is classical in style, also was voted “Hotel of the Year 2002” by Tatler magazine in the United Kingdom.  In December 2002, we completed a major redevelopment of the One&Only Le Touessrok.  The resort includes new restaurants, a new spa, a new championship golf course (which opened in November 2003) and other amenities to enhance its position in the luxury resort market.

Mauritius’ tourist industry is mainly comprised of visitors from Great Britain, Germany, France, Italy and South Africa.  Scheduled air service to-and-from Mauritius is provided through scheduled flights on numerous airlines, including Air France, British Airways, Cathay Pacific, Singapore Airlines, Air India, Air Mauritius, Condor and South African Airlines.

In the Maldives, located 600 miles southwest of the southern tip of India, we manage and own an interest in the One&Only Kanuhura, a 100-room luxury resort located on Lhaviyani Atoll.  In August 2001, we acquired 25% of the equity of the One&Only Kanuhura for approximately $3.8 million.  Effective January 1, 2003, we sold 20% of this equity interest to SRL.  As of December 31, 2004, we had provided debt financing to the One&Only Kanuhura of $2.4 million, excluding accrued interest and we also have a contingent guarantee obligation to provide up to approximately $10.7 million.  See “Item 5. Operating and Financial Review and Prospects, (F) Off-Balance Sheet Arrangements” for more information.  The One&Only Kanuhura was selected as “Hideaway of the Year 2001” by readers of Hideaway magazine.  See Note 16—Related Party Transactions to the consolidated financial statements.

We have also entered into management and development agreements for the One&Only Reethi Rah, a 130-room luxury resort on North Male Atoll in the Maldives that we expect to open in the second quarter of 2005.  The management and development agreements related to this property are co-terminus with the owner’s lease, which expires in 2020.  This new five-star resort will occupy the site where a small resort was previously located.  As part of this development, we have committed to provide certain financing arrangements to the current owner of the resort.  See “Item 5. Operating and Financial Review and Prospects, (F) Off-Balance Sheet Arrangements” for more information on the financing arrangements.

We manage these resorts under long-term management agreements and receive management fees based upon a percentage of the revenues and gross operating profits of these properties.  In December 2002, we entered into an agreement with SRL to form One&Only Management for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and the One&Only Kanuhura in the Maldives, and, as consideration, securing an extension to our management agreements in Mauritius from 2008 until 2023.  In connection with this transaction, we subcontracted to One&Only Management all of our Mauritius management agreements and assigned to it the One&Only Kanuhura management agreement, and SRL purchased 20% of our debt and equity interests in the One&Only Kanuhura.  Effective January 1, 2005, our ownership interest in the One&Only Kanuhura further decreased to 18.75% and SRL’s interest increased to 6.25%, as SRL purchased an additional 1.25% interest from us.  Pursuant to an additional subcontract arrangement with One&Only Management, we provide comprehensive management services to the five Mauritius resorts and the One&Only Kanuhura and receive a management fee.  Pursuant to an agreement among us, SRL and One&Only Management, SRL’s ownership interest in One&Only Management will increase incrementally, subject to certain conditions, from 2005 through 2009, for no additional consideration, at which time it will own 50% of One&Only Management.  Effective January 1, 2005, SRL’s ownership interest increased from 20% to 25%, and our ownership interest correspondingly decreased from 80% to 75%.  Subject to certain conditions, SRL has a right of first refusal to participate equally with us in any new hotels developed by us in specified Indian Ocean territories.  If SRL elects to participate in the equity or other funding of any such project, then the management agreement for that property will be held by One&Only Management.  SRL’s board of directors has approved the exercise of its right to participate on a proportionate basis (effective January 1, 2005 the participation of SRL increased to 25%) with us in connection with the One&Only Reethi Rah.  We expect to transfer the management agreement for the One&Only Reethi Rah to One&Only Management and expect SRL to be obligated to provide 25% of the total subordinated debt financing, with its commitment increasing to 50% of such financing as SRL’s ownership interest in One&Only Management increases to 50%.  It is likely we will provide bridge financing to SRL to enable it to meet its financing commitment.

Middle East

In the Middle East, we manage the One&Only Royal Mirage in Dubai, a luxury 466-room hotel, the first phase of which opened in August 1999.  Under the terms of the management agreement, which expires in 2019, we receive management fees based on a percentage of the revenues and gross operating profits of the property.  We assisted in the expansion of the One&Only Royal Mirage, which opened at the end of 2002.  The expansion of the property featured 225 new luxury rooms, including a new 50-room ultra high-end boutique hotel.

Cuba

In the first quarter of 2005, we mutually agreed with the owner that we would terminate our involvement with the proposed One&Only project in Havana, Cuba.

South Africa

In November 2003, we announced that we had entered into an agreement with Victoria & Alfred Waterfront (Pty) Limited (“V&A Waterfront”) to develop and manage a new luxury hotel at the highest end of the market in Cape Town, South Africa.  We intend to form a joint venture with a local entity with limited financial resources in which we will own a minority interest to develop and operate a new 163-room One&Only luxury hotel, which we refer to as the One&Only Cape Town, to be located in The Victoria & Albert Waterfront, which is part of Cape Town’s waterfront and harbor.  In addition to an equity investment, we expect to provide financing assistance in the form of loans and/or guarantees.  We expect the joint venture to enter into a long-term land lease agreement with the V&A Waterfront for which we will provide a guarantee, which will permit the development, in conjunction with our local partner, to proceed.  Architectural design work for the new hotel has commenced and construction is expected to start in 2005 and be completed by the end of 2006.  To date we have funded $5.8 million, and if the project proceeds, we expect our investment in this project to total approximately $11.3 million.  In the first quarter of 2005, litigation was commenced against the V&A Waterfront, alleging certain zoning violations and that the V&A Waterfront had exceeded its authority with regard to the overall waterfront development.  This litigation was heard on March 8, 2005 in the High Court of South Africa (Cape Provincial Division) and we expect a ruling to be issued in the second quarter of 2005.  However, if the court delays its ruling or rules in favor of the V&A Waterfront and that judgment is appealed by the plaintiffs, this litigation could significantly delay this project.  If the court finds in favor of the plaintiffs, such a ruling could significantly delay or even terminate this development.  If the One&Only Cape Town does not proceed, we will be required to recognize a write-off of the amount funded.

In October 2003, we funded $1.7 million for the purchase of land for the potential development of an additional One&Only property in South Africa.

Internet Gaming

We previously owned and operated Kerzner Interactive Limited, an online Internet gaming site.  During 2002, several countries made it increasingly difficult for their citizens to gamble on-line.  Further, as a licensed operator in the Isle of Man, we imposed numerous restrictions and controls on how we operated this business, which made it difficult for us to compete against companies operating in a less rigorous manner.  As a result, we concluded that this business would not be economically viable in the short to medium term.  We therefore discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003.

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

Atlantic City Option

In February 2004, we and Colony agreed to terminate the Atlantic City Option and entered into a new agreement pursuant to which we agreed to sell the undeveloped real estate adjacent to Resorts Atlantic City to a wholly owned subsidiary of Colony RIH Holdings, Inc. (the “Purchaser”) for a sale price of $40.0 million.  The sale was completed on March 18, 2004.  The sale price was paid in the form of a promissory note which matures on March 16, 2009 (the “NJ Note”).  The NJ Note began accruing interest on September 30, 2004 at a rate of 4%, which rate increases at various intervals from the closing date of the transaction.  All principal and interest due under the NJ Note is due on March 16, 2009, which date may be accelerated by us in certain circumstances.  The NJ Note is secured by a first mortgage on the property sold and is guaranteed by Colony RIH Holdings, Inc. (the direct parent company of the Purchaser) initially in an amount limited to $20.0 million, which will generally increase in increments of $5.0 million annually.  The NJ Note will also be guaranteed by Resorts International Hotel and Casino, Inc.  This guarantee will go into effect when that company’s outstanding public indebtedness, which is due on March 9, 2009, has been paid.

Florida

Our indirect wholly owned subsidiary, Kerzner International Resorts, Inc., a Florida corporation, together with its subsidiaries based in Florida, provides general and administrative support services, marketing services, travel reservations and wholesale tour services for our Atlantis, Paradise Island and certain One&Only operations.  To a much lesser extent, they also provide travel reservation services for Harborside and other unaffiliated resort properties in The Bahamas.

France

Through an indirect wholly owned subsidiary, we own a tour operator company in France, Solea Vacances SA.  Solea Vacances SA primarily services patrons in France, and, among other things, offers reservations services for travel to the five resorts in Mauritius, the One&Only Royal Mirage Hotel in Dubai and the One&Only Kanuhura in the Maldives.

South Africa

Through our wholly owned subsidiaries, we own a tour operator company in South Africa, World Leisure Holidays (Pty.) Limited (“WLH”).  WLH handles reservations from the European and Asian markets for our One&Only properties primarily in Mauritius, the Maldives and Dubai.

Seasonality and Weather

Our business has historically been seasonal, with the largest number of patrons visiting The Bahamas during late December and the first three months of the calendar year.  Accordingly, our revenues and operating profits have historically been higher during the first quarter than in successive quarters.  In addition, The Bahamas, Mauritius, the Maldives and Mexico are subject to tropical weather and storms, which, if severe, can interrupt the normal operations and affect tourism.  Similarly, inclement weather can adversely affect the revenues that we derive from Mohegan Sun as the principal access to this property is by road.  Higher revenues and earnings are typically realized from the Connecticut operations during the second and third quarters of the year.

In September 1999, Paradise Island was affected by Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating.  The Paradise Island properties suffered approximately $45.0 million of property damage, for which remedial work was completed by year end 1999, and we received a number of customer cancellations.  At Atlantis, Paradise Island, 230 rooms were taken out of service for three months and the One&Only Ocean Club was closed for approximately three and one half months.  We were fully insured for property loss and business interruption.  Hurricane Floyd was the first significant hurricane to negatively impact Paradise Island in over thirty years.

In November 2001, Hurricane Michelle moved through The Bahamas.  Although the storm caused minimal disruption to our operations, our properties (other than Harborside at Atlantis, Paradise Island, which was closed from August 2002 through December 2002 due to water damage resulting primarily from Hurricane Michelle, see “Item 4.  Information on the Company, (B) Business Overview”) suffered approximately $28.3 million in damage that was substantially covered by our insurance policies.  See “Item 3.  Key Information, (D) Risk Factors—Severe weather conditions or natural disasters could adversely affect our business, financial condition or results of operations, or further increase our insurance premiums and deductibles or make insurance unavailable at commercially reasonable rates.”

In September 2004, Hurricane Frances passed just to the north of Paradise Island.  Costs associated with Hurricane Frances were $4.6 million, which primarily consisted of $3.4 million of clean up and repair costs and complimentary goods and services to guests and a $1.2 million loss on damaged assets.  While we have an “all risk” insurance policy that covers these types of losses, we were not reimbursed for these costs as the total amount of loss was less than the deductible under our policy when aggregated with the related business interruption losses.

In December 2004, the tsunami caused by an earthquake off the coast of Indonesia in southern Asia resulted in flooding damage at our two properties in the Maldives.  See “Item 3.  Key Information, (D) Risk Factors—Severe weather conditions or natural disasters could adversely affect our business, financial condition or results of operations, or further increase our insurance premiums and deductibles or make insurance unavailable at commercially reasonable rates.”

As a result of a more difficult insurance market, the fact that we have a concentration of assets in one location and that our properties are subject to the impact of hurricanes, we have experienced substantial increases in our insurance premiums and deductibles.  See “Item 3.  Key Information, (D) Risk Factors—Additional increases in our insurance premiums and deductibles may increase our costs and impair our ability to obtain or maintain insurance on our properties.”

Insurance Arrangements

In May 2003, we formed Aberdeen Insurance (Bermuda) Ltd. (“Aberdeen”), a wholly owned captive insurance company located in Bermuda.  Aberdeen has been registered by the Bermuda Monetary Authority under The Insurance Act of 1978 as a Class 1 Insurer, and is utilized by the Company as a vehicle through which the Company places its “all risk” property and business interruption insurance policy, including windstorm, for Atlantis, Paradise Island and the One&Only Ocean Club.  Harborside at Atlantis is covered under a Starwood insurance policy.

Although Aberdeen provides the Company with access to the reinsurance market at reduced administrative costs, all risk in excess of the Company’s $15.0 million per occurrence/$30.0 million annual aggregate deductible (which is in turn in excess of an underlying operating company deductible of $50,000 for each and every loss) will continue to be 100% reinsured through the reinsurance market, thereby leaving Aberdeen with zero retained risk.

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

Paradise Island

Our Paradise Island operations primarily compete with warm weather resort destinations, including Walt Disney World and other Orlando area attractions, as well as cruise ships and other hotels and resorts on Paradise Island, New Providence Island, Grand Bahama Island and the neighboring Caribbean islands.  We estimate that there are approximately 7,800 hotel rooms on Paradise Island and New Providence Island combined, of which approximately 3,400 are located on Paradise Island, including 2,425 in hotels owned and operated by us.  The Wyndham Nassau Resort, our primary competitor in The Bahamas, is an 850-room resort and casino.  The One&Only Ocean Club also competes with a Four Seasons property which opened on Great Exuma Island in The Bahamas in November 2003.

We also compete with Our Lucaya, located on Grand Bahama Island, approximately 40 minutes by air from Paradise Island.  Our Lucaya consists of a 749-room Westin Hotel, a 511-room Sheraton Hotel and a 30,000 square foot casino with 19,000 square feet of gaming space.

Mohegan Sun

The Connecticut market is the fourth largest gaming market in the United States, with approximately 22 million adults within 150 miles of Mohegan Sun.  Mohegan Sun and Foxwoods Resort and Casino at present are the only two casinos in the Connecticut market.  Foxwoods now has approximately 6,400 slot machines and, for the twelve months ended September 30, 2004, reported gross revenues of approximately $1.37 billion.  On February 1, 2005, Foxwoods Resort and Casino announced a $700.0 million development project, which consists of a new hotel tower, expanded convention facilities, new restaurants and retail stores, as well as an expanded casino that can accommodate 1,500 additional slot machines.  The Oneida Nation operates a casino near Syracuse, New York and other Native American tribes in the states of New York, Rhode Island, Massachusetts and Connecticut are seeking approvals to establish gaming operations which would further increase competition, particularly for day-trip patrons.  Mohegan Sun also competes with Atlantic City and several small Native American gaming facilities throughout the northeastern United States.

In Connecticut, under the tribal-state compacts between the State of Connecticut (for purposes of this section, the “State”) and the Mohegan Tribe and Foxwoods Resort and Casino, Mohegan Sun is subject to a 25% gaming fee on slot revenues payable to the State so long as the State does not issue any further licenses for gaming operations with slot machines or other commercial casino games (other than to a Native American tribe on Native American land).  In June 2002, the BIA issued a determination approving the federal recognition of the Eastern Pequot Tribe.  The State and a number of Connecticut municipalities have filed an appeal of the BIA determination to the Department of the Interior, Board of Indian Appeals (“IBIA”), which appeal is pending.  The ultimate decision of the IBIA may be appealed to the Federal courts.  In addition, on January 29, 2004, the BIA issued a determination (subject to appeal before the IBIA) that a second group in Kent, Connecticut, the Schaghticoke Tribal Nation, met the requirements for federal recognition as an Indian Tribe.  The State appealed that decision to the IBIA, which appeal is pending.  In June, 2004, the BIA denied the petitions for federal recognition as Indian tribes of three other Indian groups in the Connecticut gaming market:  the Golden Hill Paugusett of Trumbull, two bands of Nipmuc Indians of Massachusetts that border Connecticut  the Hassanamisco Band of Sutton and the Chaubunagungamaug

Band of Dudley/Webster.  The two Nipmuc bands have appealed the BIA’s decision to the IBIA, which appeals are pending.  The Sutton group has indicated an interest in gaming in Connecticut as have the Paugusett group, the Historic Eastern Pequot and the Schaghticoke.  Each of these groups has expressed interest in obtaining trust lands for the purpose of conducting gaming in Connecticut.

Indian Ocean

In the Indian Ocean market, we primarily compete with other resorts on the islands in which we operate as well as other locations offering vacations to tourists from Europe, southern Africa and parts of Asia.  SRL owns five major hotels in Mauritius.  In the luxury end of the Mauritian hotels market, SRL owns two of the seven luxury hotels and offers a total of 363 of the approximately 1,000 luxury rooms in Mauritius.  Competition in the middle-market has increased following the introduction of 550 new mid-market rooms at the end of 2004.  These additional rooms will compete with Sugar Beach Resort, La Pirogue Hotel and Le Coco Beach Hotel.

Maldives

The One&Only Kanuhura, a five-star resort, competes with other resorts in the Maldives as well as other locations offering vacations to tourists from Europe, southern Africa and parts of Asia.  The One&Only Kanuhura primarily competes with the five other five-star resorts in the Maldives.  In this high-end market, the One&Only Kanuhura offers about 17% of the 577 available rooms.  The One&Only Reethi Rah will also compete in this high-end market.

Dubai

In Dubai, we primarily compete with other resorts and hotels on the Jumeirah Beach “golden mile.”  We manage the One&Only Royal Mirage in Dubai, a luxury 466-room hotel with distinctive Arabian architecture.  The One&Only Royal Mirage focuses on the high-end travel market.  Certain of our competitors on Jumeirah Beach include the 620-room Jumeirah Beach Hotel, which focuses on the family and group incentive markets and the 500-room Royal Meridien, which focuses on the middle-spending leisure holiday market.  The Madinat Jumeirah, a recently opened, 867-room five-star hotel, is also a competitor in the market.

The Jumeirah Beach coastline is rapidly being developed.  Residential development on The Palm, Jumeirah is underway and the main access bridge to the island is close to completion.  The Dubai Marina, located in the vicinity of Jumeirah Beach, is a waterfront development that includes apartments in high-rise towers and luxury villas.

There are two other man-made islands in Dubai: The Palm, Jebel Ali and The Palm, Deira, both of which are designed to attract resort and residential development.  These islands will be located adjacent to the Dubai coastline and will be connected to the mainland by bridges.  It is expected that these islands will substantially increase Dubai’s tourism industry.

In addition to hotel rooms and residential projects, Dubai is also focused on increasing its number of attractions.  Dubailand, a four-phase major theme park attraction, is currently under development and is within close proximity to Dubai International Airport.  Dubailand will feature six themed zones that will include various entertainment, leisure, sports, retail and other attractions.  The first phase of this government-sponsored project is expected to be completed in 2007.  Dubailand is expected to compete with Atlantis, The Palm as one of the premier visitation sites in Dubai.

Mexico

In Mexico, we entered the luxury end of the market with our ownership interest in and management of the One&Only Palmilla, a deluxe five-star resort located near Cabo San Lucas in Baja, Mexico.  The upscale four- and five-star resorts in Los Cabos, the tourism corridor between San Jose Del Cabo and Cabo San Lucas, account for approximately 2,500 rooms out of the total inventory of approximately 8,500 rooms.  The market is mainly composed of incentive group travelers, golfers, family and high-end vacationers.  Three resorts cater to the five-star market, the One&Only Palmilla, Las Ventanas al Paraíso and Esperanza.  Of these, only the One&Only Palmilla offers its own golf course, which we believe gives us a competitive advantage.  The One&Only Palmilla re-opened in January 2004 following a refurbishment that expanded the room count to 172 rooms and significantly upgraded the amenities and public areas offered by the resort.  Currently, Las Ventanas al Paraíso, with 61 rooms, leads the market with an average occupancy in the 85% range and average daily room rates in excess of $800.

Outside of Los Cabos, domestic competition comes from the Four Seasons Punta Mita Resort in the Puerto Vallarta area of Mexico, which offers a similar resort and golf experience.  Internationally, the Los Cabos resort area competes with Hawaii, California and Arizona.

Sales and Marketing

Our marketing goal is to drive demand direct from the consumer through high profile public relations, publications and special events promotions and advertising.  To support our operations in The Bahamas, we maintain an inventory of rooms for distribution through our tour operator, PIV, Inc. (“PIV”), an indirect wholly owned subsidiary.  For the year ended December 31, 2004, PIV generated tour operations revenues of approximately $26.6 million as compared to $28.9 million in 2003.  Similarly, our operations in Mauritius, the Maldives and Dubai are supported primarily through our own European marketing offices.  In addition, we channel distribution for all of our operations through primary wholesalers in the travel agent community with a favorable commission structure.

We spent approximately $24.4 million in 2004 on sales and marketing for our operations in The Bahamas.  Pursuant to the Heads of Agreement described below under “Certain Matters Affecting Our Bahamian Operations—Heads of Agreement,” we receive $4.0 million per year from the Bahamian Government toward the direct costs related to certain marketing events, public relations activities and the production and placement of advertisement in media through December 2007.

Certain Matters Affecting Our Bahamian Operations

Airline Arrangements

The majority of patrons at our resorts on Paradise Island arrive through Nassau International Airport located on New Providence Island.  This airport is serviced by several major carriers that offer jet service from most major cities on the east coast of the United States and other international destinations.  There are approximately 70 flight arrivals each day at Nassau International Airport, depending on the time of year.  Ground transportation is facilitated by two bridges linking Paradise Island and New Providence Island.

Union Contract Arrangements

In The Bahamas, as of December 31, 2004, approximately 3,600 of our employees were represented by The Bahamas Hotel, Catering and Allied Workers Union.  Kerzner International Bahamas Limited participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area.  The association and the union are parties to a contract that expires on January 7, 2008.  Labor relations in The Bahamas have been unstable at times with occasional work slowdowns occurring, not only at Atlantis, but also at publicly run entities such as the Bahamian Electric Corporation and Bahamas Telephone Company.  As the country’s largest private employer, we are sometimes the target of labor disputes.  See “Item 3.  Key Information, (D) Risk Factors—Work stoppages and other labor disputes could harm our financial condition and results of operations.”

Casino License

Paradise Enterprises Limited (“PEL”), a subsidiary that is part of our Bahamian operations, is currently licensed to operate the Atlantis Casino under the Bahamian Gaming Act (the “Gaming Act”).  In accordance with Bahamian casino licensing requirements, PEL is obligated to have its casino license renewed annually by the Gaming Board.  In addition, other than an existing contingent obligation to grant two casino licenses, the Bahamian Government has agreed that it will grant no new casino licenses with respect to gaming operations on Paradise Island or New Providence Island until the earlier of December 31, 2027 or 20 years after the substantial completion of the Phase III expansion.  See “Item 4.  Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island.”

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

Taxes and Fees

The following table summarizes for the periods shown the taxes and fees paid or accrued by our Bahamian operations under the Gaming Act and certain agreements with the Bahamian Government, as described below under “Heads of Agreement” (in thousands of U.S. dollars):

	Year Ended December 31,
	2004	2003	2002
Casino license fees and win taxes	$9,644	$11,295	$12,040
Basic license fees	200	200	200
Total	$9,844	$11,495	$12,240

Heads of Agreement

We have an agreement with the Bahamian Government, which is titled Heads of Agreement.  This agreement provides us with certain tax incentives in exchange for the Company investing in the expansion of Atlantis, Paradise Island.  The most significant of these incentives are the casino fee and tax incentives.

We restated our agreement with the Bahamian Government on May 26, 2003, in anticipation of the Phase III expansion on Paradise Island.  Such agreement was supplemented in both May and December 2004.  The restated Heads of Agreement, as supplemented, maintains the current basic casino tax and fee structure which calls for an annual license fee of $100,000 per thousand square feet of casino space, a minimum annual casino tax of $4.3 million on all gaming win up to $20.0 million, a 12.5% win tax on gaming win between $20.0 million and $120.0 million and a 10% win tax on gaming win in excess of $120.0 million.  Against this, the Company is entitled to a credit of $5.0 million in relation to the annual license fee and a 45% credit against all win tax on gaming win between $20.0 million and $120.0 million.  With the commencement of construction of Phase III described in “Item 4.  Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island,” the basic tax and fee structure was amended so that all gaming win in excess of $20.0 million is subject to a win tax of 10%, and is effective for a period of 20 years after the earlier of the date of the substantial completion of the Phase III expansion and December 31, 2007 (such date, the “Relevant Date”).  In addition, the $5.0 million credit against the annual license fee shall remain, and the credit against win tax shall become 50% against all win tax on gaming win over $20.0 million.  These credits shall apply from the commencement of construction of Phase III and shall expire at the end of 2024.

In order to secure the tax incentives described in the preceding paragraph, we agreed to commence construction on certain aspects of Phase III by December 31, 2003 and, pursuant to the December 2004 supplement, we agreed to commence construction on certain other aspects of Phase III by December 31, 2005.  We notified the Bahamian Government on August 11, 2003 that we had commenced construction on aspects of Phase III and were therefore entitled to the accrual of the tax incentives described above.  If we do not proceed with the condo-hotel and the Athol Golf Course, casino tax concessions and the joint marketing contribution from the Government will be reduced beginning in 2009 in accordance with a schedule contained in the Heads of Agreement.

The Company has agreed to create a minimum of 3,000 new permanent jobs for Bahamians assuming completion of all elements of the Phase III expansion.  The Bahamian Government has also agreed to extend the expiration of the Company’s casino license to the date that is 20 years after the Relevant Date.  In addition, other than an existing contingent obligation to grant two casino licenses, the Bahamian Government has agreed that it will grant no new casino licenses with respect to gaming operations on Paradise Island or New Providence Island until 20 years after the Relevant Date.  Finally, the Company has also provided certain undertakings that include skills training and community development programs.

The Heads of Agreement also provides for an extension of the Company’s joint marketing agreement with the Bahamian Government pursuant to which the Bahamian Government will match the Company’s contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media to promote the destination and the Company’s Paradise Island properties, including the Phase III expansion.  This joint marketing agreement will expire on December 31, 2010.

This summary is qualified in its entirety by reference to the particular provisions of the Heads of Agreement, which can be found as follows:  (i) Exhibit 99(2) to our Form 6-K filed on May 28, 2003, (ii) Exhibit 99(1) to our Form 6-K filed on May 5, 2004 and (iii) Exhibit 99(2) to our Form 6-K filed on December 9, 2004.

The Commonwealth of The Bahamas

The Commonwealth of The Bahamas had a population of approximately 300,000 in 2004.  The Bahamas includes approximately 700 islands, 29 of which are inhabited, and extends from east of the Florida coast to just north of Cuba and Hispañola.  Over 60% of the population lives on New Providence Island, where Nassau, the capital of The Bahamas, is located.  The Bahamas first obtained internal self-government in 1964 and became an independent nation within the British Commonwealth in 1973.  The first elections under universal adult suffrage were held in November 1962.  The former government was first elected in 1992 and re-elected in March 1997, having succeeded a government that was in power for over 20 years.  On May 2, 2002, general elections were held and a new government elected, including a new Prime Minister and Deputy Prime Minister.  The official language is English.

The currency of The Bahamas has been tied to the U.S. dollar since 1970 with an official exchange rate of U.S. $1.00 equal to 1.00 Bahamian dollar.

The Ministry of Tourism has historically spent over $60.0 million annually to promote The Bahamas.

Certain Matters Affecting Our Connecticut Operations

Regulation

The Mohegan Tribe is a federally recognized Native American tribe whose federal authority’s recognition became effective May 15, 1994.  In May 1994, the Mohegan Tribe and the State of Connecticut entered into a gaming compact to authorize and regulate Class III gaming operations (slot machines and table games).  Under this tribal-state compact, Mohegan Sun is subject to a 25% gaming fee on slot revenues payable to the State of Connecticut so long as the State does not issue any further licenses for gaming operations with slot machines or other commercial casino games (other than to a Native American tribe on Native American land).

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

New Jersey Gaming Regulation

As a result of the Resorts Atlantic City Sale, effective April 25, 2001, we no longer operate a casino in Atlantic City.  However, as the lessor of real estate in Atlantic City to Colony, KINA was required to maintain a casino service industry license.  As a result of the exercise by Colony of its option to purchase the real estate which we owned, KINA was qualified by the New Jersey Casino Control Commission as a financial source of Colony due to its financing of the transaction with Colony, and KINA is required to maintain its casino service industry license.  The sale was completed on March 18, 2004.  See “Item 4.  Information on the Company, (B) Business Overview—Atlantic City Option.”

U.K. Gaming Regulation

Our development and management of our sites in the United Kingdom is subject to a number of contingencies.  First, the United Kingdom needs to pass gambling reform legislation.  Second, a special government committee that is expected to be established upon the passage of such legislation then must select eight localities that will be entitled to have a “Resort” or “Regional Casino,” as such criteria are defined by the Department of Culture, Media and Sport and the Parliamentary Joint Committee, which reviewed the draft Gambling Bill.  Our sites must be in the selected localities and must further compete for and be awarded a regional casino license by the local authorities.

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

The Mohegan Sun site was formerly occupied by United Nuclear Corporation (“UNC”), a naval products manufacturer of, among other things, nuclear reactor fuel components.  UNC’s facility was officially decommissioned on June 8, 1994, when the Nuclear Regulatory Commission confirmed that all licensable quantities of special nuclear material had been removed from the Mohegan Sun site and that any residual special nuclear material contamination was remediated in accordance with the Nuclear Regulatory Commission-approved decommissioning plan.

From 1991 through 1993, UNC commissioned an environmental consultant to perform a series of environmental assessments on the Mohegan Sun site, including extensive soil investigations and groundwater monitoring.  The environmental assessments detected, among other things, volatile organic chemicals, heavy metals and fuel hydrocarbons in the soil and groundwater.  Extensive remediation of contaminated soils and additional investigations were then completed.  Although the Mohegan Sun site currently meets applicable remediation requirements, no assurance can be given that the various environmental assessments with respect to the Mohegan Sun site revealed all existing environmental conditions, that any prior owners or tenants of the Mohegan Sun site did not create any material environmental condition not known to the MTGA, that future laws, ordinances or regulations will not impose any material environmental liability or that a material environmental condition does not otherwise exist on Mohegan Sun.  Future remediation may be necessary if excavation and construction exposes contaminated soil, which has otherwise been deemed isolated and not subject to cleanup requirements.  Such remediation could adversely impact the financial condition and results of operations of Mohegan Sun and therefore our financial condition and results of operations.

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

(C)       Organizational Structure

Set forth below is a table listing our significant subsidiaries:

Name of Company	Country of Incorporation
Kerzner International Bahamas Limited(1)	The Bahamas
Kerzner International North America, Inc.(2)	United States
Kerzner Investments Palmilla, Inc.(3)	The Bahamas
One&Only Management(4)	British Virgin Islands
Kerzner International Management Limited(5)	British Virgin Islands

(1)          Owner of substantially all of the Bahamian subsidiaries.  Directly or indirectly wholly owns ten subsidiaries, all of which are organized in the Commonwealth of The Bahamas.

(2)          Owner of all of the U.S. subsidiaries.  Directly or indirectly wholly owns 19 subsidiaries, 16 of which are organized in the United States and three of which are organized in Mexico and relate to the management and development of the One&Only Palmilla.

(3)          Owner of the 50% interest in the One&Only Palmilla.

(4)          Operator of the five Mauritius management agreements and the One&Only Kanuhura management agreement.  Through the year ended December 31, 2004, Kerzner held an 80% ownership interest in One&Only Management, which decreased to 75% effective January 1, 2005.

(5)          Owner of the management agreement for the One&Only Royal Mirage in Dubai.  Also receives marketing and administrative fees from One&Only Management related to the Mauritius and the One&Only Kanuhura management agreements.

See Exhibit 8, filed herewith, for a list of our significant subsidiaries.

(D)       Property, Plant and Equipment

Our headquarters and registered office are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas.

We own or lease properties in The Bahamas, the United States and the United Kingdom.  Set forth below is a table listing our principal properties as of December 31, 2004:

Name and Location	Owned or Leased	Principal Use	Size	Capacity
Atlantis Paradise Island, The Bahamas(1)	Owned	Hotel/Casino	123 acres	2,317 Rooms
One&Only Ocean Club Paradise Island, The Bahamas(1)	Owned	Hotel	35 acres	108 Rooms
Ocean Club Golf Course and Clubhouse Paradise Island, The Bahamas	Owned	Golf Course	209 acres	N/A
Roads and Utility Sites Paradise Island, The Bahamas(1)	Owned	Infrastructure	52 acres	N/A
Phase III Expansion Paradise Island, The Bahamas	Owned	Current Development	68 acres	N/A
Undeveloped Land Paradise Island, The Bahamas(1)	Owned	Future Development	66 acres	N/A

Name and Location	Owned or Leased	Principal Use	Size	Capacity
Undeveloped Land Atlantic City, New Jersey	Owned	(2)	23 acres	N/A
Land Holding Northampton, UK	Owned	Current Development	1.32 acres	N/A
Kerzner International North America, Inc. Plantation, Florida	Leased	Administrative and Marketing Office	65,000 square feet	425 Employees

(1)          Please see “Item 4.  Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island,” which describes in detail our plans to construct, expand upon and improve these properties.

(2)          We sold an additional 13 acres of undeveloped land to Colony in March 2004.  See “Item 4.  Information on the Company, (B) Business Overview—Atlantic City Option,” for more information on the property that we sold to Colony.  All other land that we own in Atlantic City is available for sale.

In addition to the properties listed above, we lease several small administrative offices in various locations throughout the United States that we use for marketing purposes.  We lease two small administrative offices in Buckinghamshire, United Kingdom, as well as two offices in Paris, France, one of which Solea Vacances SA, our wholly owned European tour operator subsidiary, uses as a travel agency, while the other is a marketing office.  We also lease an office outside of Frankfurt, Germany, which we use as a marketing office.

The majority of the property we own serves as collateral for our Amended Credit Facility.

Item 5.           Operating and Financial Review and Prospects

(A)       Overview

Business of Kerzner International

We develop and operate premier resort casinos and other properties throughout the world and manage our business in three segments: Destination Resorts, Gaming and One&Only Resorts. Our Destination Resorts segment is currently our largest and most important segment from both a gross revenue and net income perspective.

The Destination Resorts segment is comprised of our larger destination resorts, including our flagship property, Atlantis, Paradise Island, our wholly owned tour operator, PIV, and both marketing and development fee income and equity in earnings (losses) from our jointly owned timeshare, Harborside at Atlantis.  During 2004, Atlantis, Paradise Island generated approximately 81% of our net revenues.  Net revenues from Atlantis, Paradise Island primarily consist of room, food and beverage, gaming, other hotel and tour operations revenues.

During 2005, we expect to have several projects in the development phase in our Destination Resorts segment, namely, the Phase III expansion, Atlantis, The Palm and a destination resort casino in Morocco.  The Phase III expansion on Paradise Island will allow us to capitalize on the demand for the property and leverage our investment in The Bahamas.  In the third quarter of 2005, we expect to open the Marina Village, which will provide additional food and beverage and rental revenue from third-party retail operators and will contribute to the overall guest experience.  We expect to commence pre-sales of an approximately 500-unit condo-hotel, which we expect to be a 50-50 joint venture with Turnberry Associates, one of the premier real estate development and property management companies in the United States, in the second quarter of 2005.  We commenced pre-sales of luxury condo units at the Ocean Club Residences & Marina, which will be a 50-50 joint venture with a Bahamian partner, in the first quarter of 2005.  We expect to commence construction of the approximately 500-unit condo-hotel and Ocean Club Residences & Marina in the second half of 2005 with completion scheduled for 2007.  This timing is dependent on sufficient pre-sales to arrange non-recourse financing.  See “Item 4.  Information on the Company, (B) Business Overview—The Properties—Destination Resorts — Atlantis, Paradise Island” for further discussion of the Phase III expansion.

During 2004, we completed a significant portion of the planning for a 2,000-room resort at Atlantis, The Palm, and we expect to commence construction in 2005.  During the construction period, with completion scheduled in 2008, we will receive a $20.0 million development fee, and upon commencement of operations, we expect to receive management fees and equity earnings from our ownership interest.  In Morocco, planning for a 600-room destination resort casino is underway and construction is expected to commence in 2005.  We expect to receive development and management fees and equity earnings from our 50% ownership interest in this project.

Our Gaming segment is comprised of our interests in properties that are primarily casinos, such as our indirect interest in Mohegan Sun in Uncasville, Connecticut. We receive fees pursuant to a Relinquishment Agreement with the Mohegan Tribe through our investment in TCA.  The Gaming segment also includes equity in losses from our 50% investments in TCNY, our indirect investment in Wembley through our 37.5% ownership interest in BLB and costs associated with the development of casino and resort facilities in the United Kingdom, such as the Dome, SECC, Sportcity and Northampton.

Our development and management of our sites in the United Kingdom is subject to a number of contingencies.  First, the United Kingdom needs to pass gambling reform legislation.  Second, a special government committee that is expected to be established upon the passage of such legislation then must select eight localities that will be entitled to have a “Resort” or “Regional Casino,” as such criteria are defined by the Department of Culture, Media and Sport and the Parliamentary Joint Committee, which reviewed the draft Gambling Bill.  Our sites must be in the selected localities and must further compete for and be awarded a regional casino license by the local authorities.  See “Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments” for further discussion of Wembley and “Item 4. Information of the Company, (B) Business Overview—Gaming—United Kingdom.”

Our One&Only Resorts segment is comprised of our ownership and/or management interests in a portfolio of smaller (when compared to our destination resorts) luxury resorts and hotels. We currently operate nine resort properties in Mauritius, the Maldives, Dubai, Mexico and The Bahamas, six of which are operated under the One&Only brand. We have also entered into agreements to develop, manage and own a minority interest in the One&Only Cape Town on the Victoria & Alfred Waterfront in Cape Town, South Africa and we expect to open the One&Only Reethi Rah in the Maldives in the second quarter of 2005. The earnings contribution from our One&Only Resorts segment includes earnings before interest and taxes from the One&Only Ocean Club, earnings before interest and taxes, net of minority interest, from the One&Only Palmilla and management and development fees and equity in earnings (losses) of unconsolidated investments, and also reflects direct expenses associated with these properties. In order to acquire management agreements, we often participate in the equity of managed properties, usually in a supplementary role, or we may provide project financing or guarantees in order to complete the development of a new property.  In connection with the Phase III expansion, in June 2004, we opened three new luxury villas at the One&Only Ocean Club.

We believe that the results of operations in the Destination Resorts and the One&Only Resorts segments are best explained by three key industry specific performance measures: occupancy, average daily rate (“ADR”) and revenue per available room (“RevPAR”).  Occupancy is the total percentage of rooms occupied and is computed by dividing the number of room nights occupied by the total number of room nights available.  ADR is the average amount of room revenue per occupied room. RevPAR represents room revenue divided by the total number of room nights available.  These measures are influenced by a variety of factors, including national, regional and local economic conditions, changes in travel patterns and the degree of competition with other destination resorts, luxury hotels and product offerings within the travel and leisure industry.  The demand for accommodations may also be affected by seasonal factors.  For example, at Atlantis, Paradise Island and the One&Only Ocean Club there are lower occupancy levels in September, following Labor Day, through mid-December, resulting in lower revenue, net income and cash flows from operations during these periods.  Similarly, the One&Only Palmilla experiences reduced occupancy levels in July and August.

Our operations are exposed to various risks, the most significant of which are increased competition, development and construction risks, ability to obtain financing, severe weather conditions and future security alerts or terrorist attacks.  The resort and casino industries are highly competitive, and the expansion, upgrade or construction of competing resort or casino properties in or near any market from which we attract or expect to attract a significant number of customers could have a significant adverse effect on our business, financial condition or results of operations.  As we are heavily involved in new projects and expansion efforts throughout the world, there are inherent risks associated with development and construction, such as unanticipated design, construction, regulatory and operating problems.  In addition, if we are unable to finance our expansion and development projects, as well as other capital expenditures, through cash flow and borrowings, our expansion and development efforts could be jeopardized.  As discussed in “Operating and Financial Review and Prospects—Liquidity and Capital

Resources,” we expect to have the resources necessary to finance our current expansion and development plans.  However, if in the future we are unable to secure additional financing, we could be forced to limit or cancel expansion or development plans, which may adversely affect our business, financial condition or results of operations.  The Bahamas, Mexico, the Maldives and Mauritius are subject to tropical weather and storms, which, if severe, could adversely affect our operations and tourism.  During the past seven years, Paradise Island has been affected by three major hurricanes which have caused property damage, business interruption and lost revenues.  In December 2004, the Maldives were affected by the tsunami caused by an earthquake off the coast of Indonesia in southern Asia, which resulted in flooding at the One&Only Kanuhura and the One&Only Reethi Rah.  We cannot predict if future severe weather conditions will cause significant damage and suspension of services provided to our patrons, further increases to our insurance premiums and per occurrence deductibles or cancellations of our insurance coverage.  Acts of terrorism and war could adversely affect the travel market and reduce our operating revenues.  The terrorist attacks on September 11th adversely affected operations in 2001.  In addition, there is heightened concern about terrorist activity in Dubai and Morocco.  Future acts of terror, anti-terrorist efforts, war or other armed conflicts involving the United States or other countries may again reduce our guests’ willingness to travel.

The Company evaluates the performance of its segments based primarily on their contribution to net income, which is their respective revenues generated after direct operating costs, and depreciation and amortization attributable to each segment.  Corporate expenses, interest income and expense, income taxes and other income and expenses are not allocated to the segments but are separately evaluated.  The following tables are an analysis of net revenues and contribution to net income by segment:

Net Revenues

	For The Year Ended December 31,
	2004	2003	2002

Destination Resorts:
Atlantis, Paradise Island(1)
Rooms	$174,093	$167,989	$166,410
Casino	130,879	138,592	129,916
Food and beverage	127,633	118,414	118,802
Other resort	65,040	61,860	60,916
	497,645	486,855	476,044
Less: promotional allowances	(23,034)	(23,579)	(22,210)
	474,611	463,276	453,834
Tour operations	26,564	28,875	29,026
Harborside at Atlantis fees	2,826	1,847	1,579
	504,001	493,998	484,439
Atlantis, The Palm fees	380	—	—
	504,381	493,998	484,439
Gaming:
Connecticut(2)	935	1,755	1,326

One&Only Resorts:
Ocean Club	37,731	34,186	31,200
Palmilla(3)	37,875	1,481	128
Other resorts(4)	15,753	10,094	8,689
Tour operations	20,551	11,915	12,037
	111,910	57,676	52,054

Other(5)	3,859	5,084	4,443
Net revenues	$621,085	$558,513	$542,262

(1)                  Consists of revenue from Atlantis, Paradise Island, the Ocean Club Golf Course, the Company’s wholly owned tour operator, PIV, and marketing and development fee income from our interest in Harborside at Atlantis.

(2)                  Consists of development and other fees related to Mohegan Sun.  Relinquishment fees — equity in earnings of TCA related to our Gaming segment are included as a separate component outside of income from operations in the accompanying consolidated statements of operations.

(3)                  Consists of revenue from the One&Only Palmilla in connection with the consolidation of Palmilla JV, LLC for the year ended December 31, 2004 in accordance with FIN 46R.  Revenues for the years ended December 31, 2003 and 2002 represent management and development fees related to the One&Only Palmilla.

(4)                  Includes management, marketing and development fees from the One&Only Resorts properties located in Mauritius, Dubai and the Maldives.

(5)                  Includes revenue not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

Contribution to Net Income

	For The Year Ended December 31,
	2004	2003	2002

Destination Resorts:
Atlantis, Paradise Island	$86,951	$83,523	$76,909
Tour operations	5,885	5,089	4,239
Harborside at Atlantis(1)	9,477	5,176	(3,634)
	102,313	93,788	77,514
Atlantis, The Palm	346	—	—
	102,659	93,788	77,514
Gaming:
Connecticut(2)	36,843	35,715	31,367
United Kingdom	(2,182)	(329)	—
Other(3)	(4,357)	(1,086)	(931)
	30,304	34,300	30,436
One&Only Resorts:
Ocean Club	3,644	4,720	3,999
Palmilla(4)	(1,831)	(3,013)	(17)
Other resorts(5)	14,236	8,498	8,689
Direct expenses(5)	(15,919)	(12,187)	(8,061)
Other(6)	4,737	2,242	1,079
	4,867	260	5,689

General corporate	(34,489)	(32,842)	(25,188)
Impairment of Atlantic City land	(7,303)	—	—
Restructuring reversal	—	—	1,000
Interest income	4,722	3,394	3,419
Interest expense, net of capitalization	(36,814)	(29,264)	(39,104)
Gain on settlement of territorial and other disputes	—	1,479	14,459
Early extinguishment of debt, net of income tax effect	(1,655)	—	(20,525)
Other, net	1,358	(686)	60
Provision for income taxes	(424)	(162)	(96)
Palmilla minority interest(7)	4,907	—	—
Income (loss) from discounted operations, net of income tax	—	1,305	(8,061)
Net income	$68,132	$71,572	$39,603

(1)          Consists of equity in earnings, marketing, development and other fees related to Harborside at Atlantis.

(2)          Consists of relinquishment fees – equity in earnings of TCA and development and other fees related to Mohegan Sun.

(3)          Consists of equity in losses of BLB and TCNY and direct expenses for the Gaming segment.

(4)          Consists of earnings before interest and taxes, net of minority interest related to the One&Only Palmilla for the year ended December 31, 2004.  Results for the years ended December 31, 2003 and 2002 include management, development and other fees and the Company’s share of net loss from the One&Only Palmilla prior to the Company’s adoption of FIN 46R.

(5)          Consists of management, marketing, development and other fees, net of minority interest and direct expenses related to the One&Only Resorts businesses located in Mauritius, Dubai and the Maldives.

(6)          Consists of equity in earnings of SRL and the One&Only Kanuhura.

(7)          Consists of minority interest related to the portion of the One&Only Palmilla’s loss on early extinguishment of debt interest expense and taxes, which is not allocated to the One&Only Resorts segment.

During 2004, 2003 and 2002, after direct operating expenses and depreciation and amortization attributable to each segment, each of our businesses contributed the following to income (dollars in millions).  For a reconciliation of the segment contribution to U.S. GAAP net income, see the table above.

	2004		2003		2002
	$	%	$	%	$	%

Destination Resorts	$102.7	75%	$93.8	73%	$77.5	68%
Gaming	$30.3	22%	$34.3	27%	$30.4	27%
One&Only Resorts	$4.9	3%	$0.3	—	$5.7	5%

For the purposes of the table above, income, as defined, does not include corporate expenses, interest income and expense, income taxes and other income and expenses. The amounts presented below with respect to each of our segments also do not include any of these items.

(B)       Operating Results

Consolidated Results

2004 vs. 2003.  During 2004, our goal was to expand the business while continuing to grow the overall contribution to net income from our operations.  Income and diluted earnings per share from continuing operations in 2004 were $68.1 million and $2.01, respectively, which included a $7.3 million impairment of Atlantic City land, as compared to $70.3 million and $2.39, respectively, in 2003. (See “Other Factors Affecting Earnings and Earnings Per Share” for a comparison and explanation of certain items affecting 2004 and 2003 results.)  Despite a severe hurricane season in 2004, Atlantis, Paradise Island achieved record gross revenue of $527.0 million, its third consecutive year of growth and its highest ever contribution to income of $102.3 million as compared to $93.8 million in 2003. Equity earnings and fees earned from Mohegan Sun of $36.8 million represented the fourth consecutive year of growth and a 3.2% increase over 2003, as Mohegan Sun continues to increase its share of the growing Connecticut slots market.

2003 vs. 2002.  Even though the overall travel industry was struggling during 2002 and 2003, we continued to improve our profitability.  In 2003, Atlantis, Paradise Island achieved gross revenue of $517.6 million and contribution to income of $93.8 million as compared to $77.5 million in 2002. Equity earnings and fees earned from Mohegan Sun of $35.7 million represented the third consecutive year of growth and a 13.9% increase over 2002. These strong results allowed us to strengthen our balance sheet by reducing interest bearing debt by $72.3 million, resulting in a reduction of interest expense of $9.8 million in 2003. During the year, these factors contributed to income and diluted earnings per share from continuing operations in 2003 of $70.3 million and $2.39, respectively, as compared to $47.7 million and $1.67, respectively, in 2002. (See “Other Factors Affecting Earnings and Earnings Per Share” for a comparison and explanation of certain items affecting 2003 and 2002 results.)

Destination Resorts

Atlantis, Paradise Island

2004 vs. 2003.  During 2004, strong business trends and continued margin improvement led Atlantis, Paradise Island to achieve its strongest results ever. The property contributed $102.3 million to income, as compared to $93.8 million in 2003. This increase was primarily the result of the strong performance of the Atlantis hotel despite the lost business and $4.6 million of costs from Hurricane Frances, which passed just to the north of Paradise Island.  Marginal increases in occupancy and ADR generated $6.1 million of additional room revenue, of which $4.8 million went to gross profit.  Strong food and beverage results were realized by price increases and improved margins (1.4 percentage points over 2003), which led to a $4.9 million improvement in gross profit over 2003.  In the Atlantis Casino, lower hold percentage at the tables compared to an unusually high hold percentage in 2003, led to a decrease over last year’s strong results.  It should be kept in mind that the 2003 overall performance of Atlantis, Paradise Island produced record results at that time, so these improvements do not reflect weak results in a prior period.

Atlantis, Paradise Island offers a variety of amenities resulting in a diverse stream of revenue. This limits our dependence on any particular operation and helps maximize revenue per occupied room night. Gross revenues for Atlantis, Paradise Island of $527.0 million in 2004 exceeded 2003 by $9.5 million (1.8%). These revenues were composed of 33.0% from rooms, 24.8% from gaming, 24.2% from food and beverage and 18.0% from other sources.

Room revenues and gross profit from rooms were $174.1 million and $146.2 million, respectively, in 2004 compared to $168.0 million and $141.5 million, respectively, in 2003.  The $6.1 million and $4.8 million increase in room revenues and gross profit over 2003, respectively, was due to a 3.0% increase in RevPAR from $201 to $207 and improved margins from containment of costs.  Group revenues sustained a $3.2 million (8.3%) increase in 2004 as compared to 2003, as group room nights occupied increased by 3.1% in 2004.  The ADR at Atlantis, Paradise Island in 2004 and 2003 was $257 and $251, respectively, and occupancy was 81% and 80% for 2004 and 2003, respectively.

Gross profit from gaming was $71.4 million in 2004 as compared to $75.3 million in 2003. The $3.9 million (5.2%) decrease in gross profit from gaming resulted primarily from a decrease in table game revenues of 11.4% as compared to 2003, partially offset by a 6.0% reduction in casino expenses.  The decrease in table game revenues resulted from a lower table hold percentage (which represents the ratio of table game win to dollar amount of chips purchased) and lower table drop (the dollar amounts of chips purchased).  During 2004, there was a 0.5% decrease in the table game drop from $521.7 million to $519.0 million and a decrease in the table hold percentage (from 16.3% to 14.5%) as compared to the unusually high hold percentage in 2003, resulting in table game win of $75.2 million in 2004 compared to $84.9 million in 2003.  The challenging hurricane season and the fact that the former Sheraton Grand, which is located just next to Atlantis, Paradise Island, was closed for a significant part of the year were among the factors that led to the lower table drop percentages.  Slot coin in was $662.0 million in 2004 as compared to $593.8 million in 2003.  Slot win in 2004 was $54.1 million, as compared to $53.5 million in 2003.  The 11.5% increase in slot coin in was the result of changes to the casino floor that included the majority of the floor being converted to ticket-in-ticket-out machines and the installation of more updated, popular games.

Food and beverage revenue was $127.6 million and $118.4 million in 2004 and 2003, respectively, representing a 7.8% increase over 2003.  Going into 2004, we slightly increased food and beverage prices, as we had not increased these prices in several years.  As a result, food and beverage spent per occupied room night increased from $178 in 2003 to $189 in 2004 due to increases in beverage prices and in meal plan rates.  Also contributing to the increase in food and beverage revenue was a $4.4 million increase in banquet revenue which corresponds with the increase in group room revenue.  Food and beverage gross profit was $44.1 million and $39.2 million in 2004 and 2003, respectively.  Contributing to the improved gross profit was a 2.8% decrease in costs resulting from strategic sourcing of purchases and improved efficiencies in warehousing and requisitioning.

Selling, general and administrative expenses decreased slightly from $84.5 million in 2003 to $84.3 million in 2004. Depreciation and amortization for Atlantis, Paradise Island was $48.2 million in 2004 and $51.0 million in 2003. The $2.8 million decrease is primarily attributable to assets still in service during 2004 that had been fully depreciated as they met their estimated useful lives.

Harborside at Atlantis, our 50% owned timeshare joint venture on Paradise Island, recognized $6.7 million in equity earnings (including our share of the insurance recovery discussed below) and $2.8 million in marketing and development fees in 2004. Harborside at Atlantis was closed from August through December of 2002 to repair water damage primarily resulting from Hurricane Michelle in 2001. During the year ended December 31, 2004, we recognized $4.0 million of our share of an insurance recovery realized by Harborside at Atlantis related to the final settlement of the remediation claim, which was recorded net of remediation costs incurred.  During the year ended December 31, 2003, we recognized $3.3 million and $1.8 million of equity earnings and marketing fees, respectively.  Included within equity earnings for the year ended December 31, 2003 was $0.3 million of expense related to the remediation, attributable to $1.8 million of remediation costs, offset by insurance recovery of $1.5 million.

Hurricane Frances, as well as the effects of the subsequent major hurricanes and tropical storms that impacted the State of Florida, negatively impacted business in the week preceding Labor Day and in the weeks thereafter.  Costs associated with Hurricane Frances were $4.6 million, consisting of $3.4 million clean up and repair costs and complimentary goods and services and a $1.2 million loss on damaged assets.

2003 vs. 2002.  During 2003, despite the war in Iraq and terrorist threats in the United States, Atlantis, Paradise Island had its strongest year to date. The property contributed $93.8 million to income, as compared to $77.5 million in 2002. This increase was primarily the result of the strong performance of the Atlantis Casino and was achieved despite a $6.0 million increase in the cost of our “all risk” insurance in 2003. In 2002, we recorded a $6.9 million charge to our equity earnings related to our share of remediation work at Harborside at Atlantis.

Gross revenues for Atlantis, Paradise Island of $517.6 million in 2003 exceeded 2002 by $10.9 million (2.2%). These revenues were composed of 32.3% from rooms, 26.6% from gaming, 22.8% from food and beverage and 18.3% from other sources.

Room revenues in 2003 were $168.0 million as compared to $166.4 million in 2002. Gross profit from rooms of $141.5 million increased over 2002 by $2.0 million, or 1.5%, due primarily to an increase in RevPAR and a slight reduction in expenses. Atlantis, Paradise Island achieved RevPAR of $201 in 2003, which was a 1.0% increase over 2002. The ADR at Atlantis, Paradise Island in 2003 and 2002 was $251 and $245, respectively, and occupancy was 80% and 81%, respectively.

Gross profit from gaming was $75.3 million in 2003 as compared to $66.2 million in 2002. The $9.1 million increase in gross profit from gaming over 2002 resulted from a more favorable table hold percentage and increases in both table game drop and slot coin in. During 2003, there was a 6.4% increase in the table game drop from $490.2 million to $521.7 million and an increase in the table hold percentage (from 15.6% to 16.3%) as compared to 2002, resulting in table game win of $84.9 million in 2003 compared to $76.5 million in 2002. In addition, slot win slightly increased in 2003 to $53.5 million, as compared to $53.3 million in 2002.

Food and beverage gross profit was $39.2 million in 2003 as compared to $40.3 million in 2002. Food and beverage gross profit was down slightly (2.5%) as the $2.04 increase in food and beverage revenue per occupied room did not completely offset the slight decrease in occupancy in 2003.

Selling, general and administrative expenses were $84.5 million in 2003 as compared to $80.8 million in 2002. Contributing to this increase was a $6.0 million increase in the cost of our “all risk” insurance premiums, along with various increases in other insurance policies, as 2002 included five months of favorable pre-September 11 rates (our policy year runs from June 1 to May 31). Additionally, in 2003 there were increases of $1.8 million in information technology and human resources costs, $1.3 million in our provision for legal settlements and various other costs, none of which are individually significant. Sales and marketing costs decreased in 2003 by $2.1 million, as part of our strategy during 2002 was to expand marketing efforts following September 11th rather than reducing room rates. We also reduced our provision for doubtful receivables by $1.8 million, specifically, the allowance for doubtful accounts related to gaming decreased by $1.2 million, or from 36% to 29%, due to the implementation of a more stringent policy relating to the granting of reductions to casino patron’s past due balances. In 2003, we increased our efforts to collect outstanding aged gaming receivables through more aggressive collection efforts, including the increased use of collection attorneys in jurisdictions where appropriate. In addition, we experienced a $1.7 million reduction related to property taxes. Also in 2002, we incurred $1.2 million of lease termination costs related to the relocation of one of our offices from Fort Lauderdale, Florida to Plantation, Florida. Depreciation and amortization for Atlantis, Paradise Island was $51.0 million in 2003 and $50.7 million in 2002.

Harborside at Atlantis performed well during 2003, resulting in the recognition of $3.3 million in equity earnings and $1.8 million in marketing fees. Harborside at Atlantis was closed from August through December 2002 to repair water damage primarily resulting from Hurricane Michelle in 2001.  During 2003 and 2002, our share of remediation costs were $1.8 million and $6.9 million, respectively, which excluded any insurance recovery.  During the fourth quarter of 2003, our portion of insurance recovery related to the remediation costs was $1.5 million.  During 2002, we recorded equity losses of $5.2 million resulting from the $6.9 million remediation charge offset by $1.7 million in equity earnings from Harborside at Atlantis’ operations. In 2002, we recognized $1.6 million in marketing fees.

Atlantis, The Palm

In September 2003, we announced that we had agreed to form a joint venture with Nakheel LLC, an entity owned by the Royal Family of Dubai, to develop Atlantis, The Palm.  On June 23, 2004, we announced that we had entered into an agreement with Istithmar, an entity indirectly wholly owned by the Royal Family of Dubai, that has assumed all obligations and rights of its affiliate, Nakheel LLC, pursuant to which we formed Kerzner Istithmar and increased the scope of Atlantis, The Palm.  We have agreed to invest $100.0 million in the form of Class A common stock in Kerzner Istithmar.  In addition, each of Istithmar and Kerzner will provide, on a joint and several basis, additional sponsor support of up to $55.0 million with respect to cost overruns and post-completion debt service obligations.  In addition to the joint and several sponsor support, Istithmar has agreed to provide a $100.0 million guarantee to cover any post completion debt service obligations over $55.0 million.  Further, Istithmar has agreed to provide an additional guarantee for cost overruns over $55.0 million.  As of December 31, 2004, we had invested approximately $21.8 million in Kerzner Istithmar in connection with the development of Atlantis, The Palm.

As part of this transaction, we have also entered into a development agreement with Kerzner Istithmar that entitles us to receive $20.0 million and reimbursement of certain expenses over the development period of Atlantis, The Palm.  Based on our current budget, the development costs of the project are estimated at $1.1 billion.  Kerzner currently has a 50% voting interest in Kerzner Istithmar, and as such, we expect to recognize $10.0 million in development fees over the development period.  During the year ended December 31, 2004, we recognized $0.4 million of development fees related to Atlantis, The Palm. In addition, we have entered into a long-term management agreement with a subsidiary of Kerzner Istithmar that entitles us to receive a base management fee based on the gross revenues generated by Atlantis, The Palm, and an incentive management fee based on operating income.  As of December 31, 2004, Kerzner Istithmar had incurred $41.8 million of development and design related costs for Atlantis, The Palm.

Gaming

Mohegan Sun

2004 vs. 2003.  We recognized $36.8 million in 2004 as compared to $35.7 million in 2003 from TCA.  Mohegan Sun continued to increase its share of the growing Connecticut slots market resulting in a 51% slot market share and a 6.0% increase in gross revenues, which were approximately $1.4 billion during calendar year 2004 as compared to approximately $1.3 billion during calendar year 2003.

2003 vs. 2002.  We recognized $35.7 million in 2003 as compared to $31.4 million in 2002 from TCA.  Mohegan Sun continued to increase its share of the growing Connecticut slots market resulting in an increase in gross revenues, which were $1.3 billion during calendar year 2003 as compared to $1.2 billion during calendar year 2002. In addition, during 2002, TCA incurred costs of approximately $1.8 million related to the grand opening of the Mohegan Sun “Project Sunburst” expansion, which reduced TCA’s income and our share of such income during this period.

United Kingdom

During 2004, we made significant progress in securing agreements for several development opportunities in the United Kingdom.  In 2004, we were appointed as the preferred developer and operator with respect to the development and management of gaming, hotel and entertainment facilities for two sites in two key markets in the United Kingdom.  The sites for the projects are the SECC in Glasgow and Sportcity in East Manchester.  The SECC and Sportcity developments are subject to the negotiation and execution of binding agreements.  We also have entered into a binding agreement for the development and operation of a casino and hotel resort facility at the Dome in London.  Our development and management of our sites in the United Kingdom is subject to a number of contingencies.  First, the United Kingdom needs to pass gambling reform legislation.  Second, a special government committee that is expected to be established upon the passage of such legislation then must select eight localities that will be entitled to have a “Resort” or “Regional Casino,” as such criteria are defined by the Department of Culture, Media and Sport and the Parliamentary Joint Committee, which reviewed the draft Gambling Bill.  Our sites must be in the selected localities and must further compete for and be awarded a regional casino license by the local authorities.  (See “Item 4. Information on the Company, (B) Business OverviewThe PropertiesGamingUnited Kingdom” for further discussion).

During 2004, the Gaming Board of Great Britain granted us a Certificate of Consent, which has enabled us to transfer a gaming license held by LCI into our name and proceed with our plans for a casino in Northampton.  We are currently in the planning and development phase of the new casino facility and have commenced construction on this project. In December 2004, we submitted plans to the planning counsel and received approval in February 2005. We expect the casino facility to be completed in 2006. As of December 31, 2004, we had incurred $1.1 million of construction in progress costs related to the planning and development of the casino facility in Northampton.  The total cost of the project (excluding the original purchase price of $2.1 million) is expected to be approximately £10.0 million (approximately $18.7 million U.S. dollars as of March 24, 2005).

During the year ended December 31, 2004, we recognized $2.2 million in expenses related to gaming projects (other than Northampton) in the United Kingdom as compared to $0.3 million in 2003.  The expenses primarily related to overhead expenses and legal and professional fees incurred in connection with the pursuit of development opportunities.

BLB Investors, L.L.C.

On March 10, 2004, Kerzner announced that it had entered into a joint venture, BLB, with an affiliate of Starwood and an affiliate of Waterford for the purpose of acquiring an interest in Wembley, which owns gaming and track operations in the United States and race tracks in the United Kingdom.  Wembley’s U.S. operations include its flagship property, Lincoln Park in Rhode Island, where it owns a greyhound racetrack with video lottery terminals.  BLB is owned 37.5% by each of Kerzner and Starwood, with Waterford owning the balance of 25%.

In a series of private transactions, BLB acquired a 22.2% interest in Wembley at 800 pence per share.  On April 20, 2004, BLB announced a cash tender offer at 860 pence share for all of Wembley’s outstanding shares.  On July 5, 2004, BLB announced that its offer to acquire all of Wembley’s outstanding shares had lapsed due to the failure of the condition that it receive valid acceptances from at least 90% of Wembley’s outstanding shares.  BLB remains a 22.2% shareholder of Wembley.

For the year ended December 31, 2004, we recorded $3.0 million in equity losses from our investment in BLB, which included our $3.0 million share of a loss related to transaction costs incurred in connection with BLB’s intended cash tender offer to acquire all of Wembley’s outstanding shares and our $1.0 million share of a hedge loss, offset by $1.0 million of our share of dividend income received by BLB from Wembley.

See “Item 4.  Information on the Company, (A) History and Development of the CompanyRecent Developments” for further information on this project.

TCNY

We recognized $0.9 million, $1.1 million and $1.0 million in equity losses related to our 50% investment in TCNY during the years ended December 31, 2004, 2003 and 2002, respectively.  TCNY has a development agreement with the Stockbridge-Munsee Tribe for the development of a casino project in the Catskills.  The Catskills Project is contingent upon the receipt of numerous federal, state and local approvals and we make no representation as to whether any of the required approvals will be obtained or whether the Catskills Project will be completed.

One&Only Resorts

During 2004, we continued to build the management team and sales and marketing structure for our One&Only Resorts business, which has enabled One&Only Resorts to improve upon 2003’s results with increases in management fees and equity earnings at our resorts in Mauritius, the Maldives and Dubai.  The One&Only Ocean Club also sustained increased revenue, RevPAR and ADR during 2004.

In 2005, our focus will be to improve the results of the One&Only Palmilla and to commence operations at the One&Only Reethi Rah, while sustaining the 2004 levels of earnings at the other properties.  We expect to selectively pursue opportunities, particularly assets that allow us to leverage our management team and brand without requiring substantial capital commitments.  We also are in the planning phase of an additional One&Only property in Cape Town, South Africa.

2004 vs. 2003.  The One&Only Resorts segment contributed $4.9 million to income in 2004 compared to $0.3 million in 2003.  Contributing to this improvement were stronger results from SRL (a $2.8 million increase in equity earnings and management fees) and Dubai (a $2.1 million increase in management fees).  In addition, net revenues from tour operators increased by $8.6 million from $11.9 million in 2003 to $20.6 million in 2004, primarily due to a more favorable travel market in 2004 as compared to 2003 and to exchange rate movements related to the Euro and Sterling.

The One&Only Ocean Club contributed $3.6 million to income in 2004 as compared to $4.7 million in 2003, a 23% decrease primarily from $0.8 million of clean up and repair costs and complimentary goods and services provided due to Hurricane Frances.  As a result of Hurricane Frances, the property was closed for eleven days before reopening on a fully operational basis.  Revenues were $37.7 million and $34.2 million in 2004 and 2003, respectively.  This 10.2% increase in revenues is partially attributed to the fact that the One&Only Ocean Club opened three new luxury villas in June 2004.  The increase in revenues was offset by a $3.5 million increase in operating expenses as compared to 2003, which resulted from a $1.4 million increase in depreciation and amortization due to the new villas, along with increased room expense and selling, general and administrative expenses.  Occupancy remained flat in 2004 as compared to 2003 at 79%.  ADR and RevPAR were up during 2004 compared to 2003, $762 versus $722, respectively, and $600 versus $568, respectively.  Eleven days have been excluded from the number of available room nights used in the calculation of occupancy and RevPAR for the year ended December 31, 2004 in connection with the temporary closure of the One&Only Ocean Club due to Hurricane Frances.

In February 2004, One&Only held the grand re-opening of the One&Only Palmilla.  After almost a year, the One&Only Palmilla’s occupancy levels have increased and we look forward to the benefits of a full winter season.  During 2004, the One&Only Palmilla contributed a loss before interest and taxes, net of minority interest of $1.8 million, which includes $1.4 million of our share of re-opening expenses.  During 2003, the One&Only Palmilla contributed an equity loss of $4.8 million, management, development and accounting fees of $1.8 million. The equity loss was primarily due to our share of pre-opening expenses of $4.8 million as the resort was closed for the majority of 2003 during its redevelopment. For the year ended December 31, 2004, occupancy and RevPAR at the One&Only Palmilla were 61% and $304, respectively.  The One&Only Palmilla has recently received positive attention as it won the Condé Nast Traveler magazine’s 2004 Readers’ Choice Award for the best Latin American Resort and was also named to Condé Nast Traveler’s 2005 Gold List.

In Mauritius, we earned management fees, net of minority interest, and equity earnings of $6.7 million and $4.3 million in 2004, compared to $5.9 million and $2.3 million, respectively, in 2003 with respect to our five properties. From the One&Only Kanuhura we earned management fees, net of minority interest, and equity earnings (losses) of $0.9 million and $0.4 million in 2004 and $0.6 million and ($0.1) million in 2003, respectively. In 2004, we earned management fees from the One&Only Royal Mirage of $3.4 million, compared to $1.3 million in 2003, as business at the One&Only Royal Mirage recovered following the war in Iraq in 2003.  Additionally, we earned $1.3 million and $0.4 million in development fees in 2004 and 2003, respectively, related to the development of the One&Only Reethi Rah located in the Maldives.

In December 2004, the tsunami caused by an earthquake off the coast of Indonesia in southern Asia resulted in flooding damage at our two properties in the Maldives.  We estimate that the One&Only Kanuhura and the One&Only Reethi Rah sustained aggregate property damages of approximately $24.0 million.  In addition, the One&Only Kanuhura sustained approximately $7.0 million in business interruption losses.  We expect the owners of the One&Only Kanuhura and the One&Only Reethi Rah to submit claims to their respective insurers, and that a significant portion of their damages will be covered.  In 2004, equity earnings from the One&Only Kanuhura were $0.4 million and we received $1.2 million in management fees.  In 2005, we expect both equity earnings and management fees from the One&Only Kanuhura to be adversely affected by the tsunami.  The One&Only Kanuhura sustained flooding damage and we plan to close the resort mid-year to repair the damaged villas.

2003 vs. 2002.  The One&Only Resorts segment contributed $0.3 million to income in 2003 compared to $5.7 million in 2002, due primarily to our $4.8 million share of the equity losses of the One&Only Palmilla related to pre-opening expenses as the resort was closed for the majority of 2003 during its redevelopment. In addition, the marketing brand launch of One&Only to the European market resulted in increased advertising costs over 2002 of $3.0 million.

The One&Only Ocean Club contributed $4.7 million to income in 2003 compared to $4.0 million in 2002, which resulted primarily from a $1.4 million, or 9.9%, increase in gross profit from rooms offset by an $0.9 million increase in selling, general and administrative expenses.  Occupancy and ADR were up during 2003 compared to 2002, 79% versus 68% and $722 versus $695, respectively. Depreciation and amortization for the One&Only Ocean Club was $3.7 million in 2003 compared to $4.0 million in 2002.

In Mauritius, we earned management fees and equity earnings, net of minority interest in 2003, of $5.9 million and $2.3 million, compared to $5.6 million and $1.7 million in 2003 and 2002, respectively, with respect to our five properties. During 2002, the One&Only Le Touessrok went through a major renovation for which we earned $1.5 million in development fees. From the One&Only Kanuhura we earned management fees, net of minority interest and equity losses, of $0.6 million and $0.1 million in 2003, and $0.4 million and $0.7 million in 2002, respectively. In 2003, we earned management fees from the One&Only Royal Mirage of $1.3 million, compared to $1.2 million in 2002. Additionally, we earned $0.4 million in development fees in 2003 related to the One&Only Reethi Rah and we earned $1.3 million in development fees for the redevelopment of the One&Only Palmilla.

Corporate Expense

2004 vs. 2003.  Corporate expenses increased by $1.7 million in 2004 compared with 2003 (from $32.8 million to $34.5 million) due primarily to an increase of $1.8 million incurred in 2004 related to the expensing of restricted shares granted during the year and an increase in payroll and related costs of $1.4 million. These increases were offset by a $2.3 million reduction in costs related to new business development projects, which in 2003, included a $1.5 million charitable contribution to a new hotel school in South Africa.

2003 vs. 2002.  Corporate expenses increased by $7.6 million in 2003 compared with 2002 (from $25.2 million to $32.8 million) due primarily to an incremental increase of $3.0 million incurred for new business development projects related to all of our three segments, which included a $1.5 million charitable contribution made to a South African hotel school in 2003, increased payroll and related costs of $1.9 million, increased legal, audit and other professional fees of $1.9 million and an increase of $0.6 million in insurance premiums for directors and officers policies.

Interest Income

2004 vs. 2003.  Interest income in 2004 and 2003 was $4.7 million and $3.4 million, respectively. The $1.3 million increase in 2004 is primarily attributable to $2.9 million of interest income earned on the proceeds received from the issuance of the 2.375% Convertible Senior Subordinated Notes in April 2004 and the issuance of 3.0 million Ordinary Shares to Istithmar in August 2004 (See “Liquidity and Capital Resources” for further discussion) offset by $1.2 million of interest income earned in 2003 on $15.0 million principal amount of debt securities of LCI that we purchased in 2002 and sold during 2003.

2003 vs. 2002.  Interest income in 2003 and 2002 was $3.4 million. For both 2003 and 2002, interest income consisted primarily of interest earned from advances to affiliates for development projects, bank interest and interest earned on the $15.0 million face amount of debt securities of LCI that we purchased in 2002 and sold during 2003.

Interest Expense

2004 vs. 2003.  Interest expense increased by $7.6 million, or 25.8%, due to $6.3 million of interest expense incurred in 2004 related to the consolidation of Palmilla JV, LLC.  Our portion of minority interest income related to the One&Only Palmilla’s interest expense is $3.2 million.  Also included in interest expense is $4.4 million related to the 2.375% Convertible Senior Subordinated Notes issued in April 2004, along with a decreased benefit to interest expense attributable to our interest rate swaps on our 8 7/8% Senior Subordinated Notes of $2.6 million, due to higher LIBOR rates in 2004 and the cancellation in July 2004 of $25.0 million notional amount of our then $175.0 million of such interest rate swaps.  Capitalized interest increased by $5.4 million to a total of $5.8 million in 2004 primarily related to the Phase III expansion.

At December 31, 2004 and 2003, our variable rate debt, including the effect of interest rate swaps, and fixed rate debt were 35% and 65% (24% and 76% excluding the One&Only Palmilla) and 44% and 56%, respectively. The average cost of debt, including the effect of interest rate swaps, during both 2004 and 2003 was 6.4%.

2003 vs. 2002.  Interest expense decreased by $9.8 million, or 25.2%, due to our interest bearing debt decreasing $72.3 million during 2003 compared with 2002 and paying lower LIBOR rates on our interest rate swaps.  We reduced our interest bearing debt in 2003 primarily from excess cash generated from operations. For all of 2002 and through September 2003, we swapped $200.0 million of our 8 7/8% Senior Subordinated Notes for variable debt at LIBOR plus approximately 300 basis points. The LIBOR average was lower during 2003 compared to 2002 resulting in an additional reduction to interest expense.

In September 2003, we cancelled $25.0 million notional amount of our then $200.0 million of interest rate swaps in order to manage the amount of variable to fixed rate debt. After payment of interest due to us, we received $1.4 million from this cancellation and will accrete this amount to interest expense over the term of the underlying debt. At December 31, 2003 and 2002, our variable rate debt, including the effect of interest rate swaps, and fixed rate debt were 44% and 56% and 58% and 42%, respectively. The average cost of debt, including the effect of interest rate swaps, during 2003 was 6.4% compared to 7.4% in 2002.

Other Factors Affecting Earnings and Earnings Per Share

2004 vs. 2003

Impairment of Atlantic City Land

In July 2004, the Company obtained an appraisal on undeveloped real estate that we own in Atlantic City, which indicated that the carrying amount of this real estate was not fully recoverable.  The appraisal was commissioned after the Company had received an unsolicited offer to acquire some of the undeveloped land for a price substantially less than the Company’s book value and certain other information related to third party sales of nearby comparable properties at prices substantially less than what the Company’s book value was for its undeveloped property.  As a result, during the year ended December 31, 2004, we recognized a $7.3 million impairment loss as these assets were written down to fair value less estimated costs to sell of $5.4 million.  We have entered into an agreement to sell this real estate and expect to close the sale in the second quarter of 2005.

Higher Diluted Weighted Average Number of Shares Outstanding

As of December 31, 2004, the number of fully diluted weighted average shares outstanding was 33,884,075 representing a 15% increase over 2003, reflecting the effect of a 56% increase in the average stock price during the year used to calculate the dilutive effect, along with the issuance of 3.0 million and 0.4 million shares related to the Istithmar stock purchase and BDR offering, respectively, and the exercise of 1.9 million of stock options.

2003 vs. 2002

Insurance Recovery and Replacement of Damaged Assets

During 2003 and 2002, we received $2.8 million and $1.1 million, respectively, of insurance recovery, which represents a business interruption settlement related to Hurricane Michelle’s impact on Atlantis, Paradise Island. Also during 2003, we recognized a $2.5 million gain on replacement of damaged assets due to the insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

Settlement of Territorial and Other Disputes

During the fourth quarter of 2003, we recognized a final $1.5 million of income related to a net gain on settlement of territorial and other disputes with a major shareholder.

Kerzner Interactive Limited

On January 1, 2002, Kerzner Interactive Limited, our Internet gaming subsidiary, commenced operations. In February 2002, we agreed to sell 50% of Kerzner Interactive Limited to Station Casinos, Inc., which paid us at that time a non-refundable deposit of $4.5 million. Subsequently, this agreement was renegotiated and Station received an option through early January 2003 to purchase 50% of the operation in consideration for the $4.5 million previously received. During 2002, several countries made it increasingly difficult for their citizens to gamble on-line. Further, as a licensed operator in the Isle of Man, we were subject to numerous restrictions and controls on how we operated this business, which made it difficult for us to compete against companies operating under less rigorous regulations. As a result, we concluded that this business would not be economically viable in the short to medium term. We therefore discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003 and the Company and Station mutually agreed to terminate their relationship in this regard. Losses and closure costs in 2003 were more than offset by the recognition of income of the $4.5 million option consideration, which resulted in $1.3 million in income from discontinued operations, net of income tax effect for the year ended December 31, 2003.

Other Matters

Foreign Currencies

We prepare our financial statements in U.S. dollars. Our most significant non-U.S. operations are in The Bahamas. Due to current governmental policies in The Bahamas that equate one Bahamian dollar to one U.S. dollar and due to the large portion of our cash and cash equivalents being held in U.S. dollars, we believe that we do not have material market risk exposures in this jurisdiction relative to changes in foreign exchange rates. Due to the stability of the other markets in which we operate and the fact that we do not operate in any highly inflationary economies, we also believe that we do not have material market risk exposures in these jurisdictions relative to changes in foreign exchange rates.

Consolidation of Variable Interest Entities

In December 2003, the FASB issued FIN 46R. This interpretation of Accounting Research Bulletin 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties which is provided through other interests that will absorb some or all of the expected losses of the entity or (ii) the equity investors lack one or more of the following characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation of the risk of absorbing the expected losses. We adopted FIN 46R on January 1, 2004.

We have determined that Palmilla JV, LLC, in which we have a 50% equity interest, constitutes a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R, as the related operating agreement contains a put option that, if exercised, would obligate the Company to purchase the remaining 50% of the entity, resulting in our being the primary beneficiary of the entity. As such, effective January 1, 2004, we consolidated the results of operations and financial position of Palmilla JV, LLC, with the remaining 50% interest reflected as minority interest in the accompanying consolidated statement of operations and consolidated balance sheets for the year ended and as of December 31, 2004.

(C)       Liquidity and Capital Resources

Going into 2005, we believe we are well positioned to fund our commitments related to our announced development projects that are now moving forward from the planning phase to actual development.  Our practice to date has been to invest our excess cash in U.S. Treasury Bills (“T-Bills”) and prime rated money markets.

This year we plan to break ground on the 600-room all-suite hotel component of the Phase III expansion, the approximately 2,000-room Atlantis, The Palm, the destination resort casino in Morocco, the approximately 500-unit condo-hotel on Paradise Island and the Ocean Club Residences & Marina.  We expect to finance these development projects during 2005 with our current cash on hand, cash flow from operations and borrowings under our Amended Credit Facility.

During 2004, we made significant progress in preparing for our upcoming development and capital needs.  We began enhancing our funding capacity in anticipation of our future development plans in April 2004 with the issuance of $230.0 million principal amount of 2.375% Convertible Senior Subordinated Notes due 2024.  In July 2004, we amended our revolving credit facility to increase the maximum amount of outstanding borrowings from $253.5 million to $500.0 million and to provide for increased total leverage.  In July 2004, we also completed an equity offering in The Bahamas of approximately 4.3 million BDRs, the equivalent of approximately 0.4 million Ordinary Shares, that resulted in net proceeds of approximately $19.1 million.  In August 2004, we sold 3.0 million Ordinary Shares to Istithmar at a price of $51.25 per share, resulting in net proceeds of $153.4 million.  These transactions allowed us to accumulate $203.9 million of short-term investments and $180.3 million in cash and cash equivalents as of December 31, 2004.  Also during the year, the One&Only Palmilla refinanced its outstanding debt which resulted in the extinguishment of a $46.5 million Kerzner guarantee.  The Amended Credit Facility was undrawn at December 31, 2004, and we have $494.0 million available after giving effect to $6.0 million in letters of credit outstanding.  The Amended Credit Facility contains customary affirmative and restrictive covenants that, among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business.  See “(G) Tabular Disclosure of Contractual Obligations” below for more information.

We believe our operating cash flows, as a percentage of operating income, were higher than many of our competitors due primarily to the relinquishment (from Mohegan Sun) and management fee nature of a portion of our income (which requires minimal investment), the lack of any corporate income tax in The Bahamas and net operating loss carryforwards that offset our U.S. sourced income. We believe that available cash on hand and short-term investments, combined with funds generated from operations and availability under our Amended Credit Facility will be sufficient to finance our cash requirements over the next twelve months.  In the longer term, we may require additional funding, particularly if any of our three U.K. projects or the TCNY project proceeds, or if we identify any significant new opportunities.  Accordingly, from time to time, we evaluate our need of capital for major development projects and the various options available to us in the capital markets.  With respect to our investment initiatives such as BLB, Morocco and Kerzner Istithmar, along with certain other equity investments, we expect a majority of the financing will be raised at the project level, on a non-recourse or limited recourse basis to Kerzner.

Operating Activities

During 2004, we generated $136.5 million of cash flow from operating activities compared to $132.7 million in 2003 and $127.3 million during 2002.  The cash flow from operating activities in 2004 was primarily due to the contribution to net income from our Atlantis, Paradise Island operations of $102.3 million, which is net of $48.9 million of non-cash depreciation and amortization.  In addition, we earned $35.9 million of relinquishment fees from TCA, of which we received $35.4 million in cash receipts during 2004.  There are no significant related expenses associated with our relinquishment fees from TCA, other than taxes paid to the State of Connecticut.  Other sources of cash flow from operating activities include the contribution to net income of $4.9 million from our One&Only Resorts segment, which is net of $10.0 million of non-cash depreciation and amortization.  These cash flows were offset by cash outflows from operations, which included $31.9 million of cash interest payments (excluding $5.8 million of capitalized cash interest payments) and approximately $34.5 million of cash payments related to corporate expenses.

Investing Activities

During 2004, net cash outflows used in investing activities (acquisitions and capital expenditures) were $467.5 million compared to $72.6 million in 2003.

During 2004, we purchased $205.0 million principal amount of T-Bills with the proceeds received from the issuance of our 2.375% Convertible Senior Subordinated Notes and the proceeds received from the issuance of Ordinary Shares.  As of December 31, 2004, the balance of the T-Bills was $203.9 million and they have maturity dates ranging from March 2005 to September 2005.

Our business requires capital to fund our joint ventures, to develop new properties and maintain our existing properties, which consists of items such as information technology upgrades, new slot machines and improvements to the resorts, including renovations, carpeting, banquet and restaurant equipment upgrades.  During 2004, we used $119.4 million for capital expenditures, which includes $59.5 million of capital expenditures incurred primarily for the development on Paradise Island related to the Phase III expansion, including the Marina Village and the Ocean Club Villas, $3.3 million of other capital additions on Paradise Island, $17.2 million of capital additions incurred related to the completion of the redevelopment of the One&Only Palmilla and $5.6 million of capital additions related to the development of gaming projects in the United Kingdom.  The remaining balance of $33.8 million was primarily used for ongoing capital projects on Paradise Island.  We also paid $30.9 million during 2004 to complete the purchase of the assets of Club Méditerranée (Bahamas) Limited and certain adjacent land lots.  During 2004, capital expenditures were primarily funded through internally generated funds.

During 2005, we anticipate our capital expenditures will be approximately $60.0 million for maintenance projects on Paradise Island relating to renovations of certain towers of Atlantis, Paradise Island and upgrades to the food and beverage outlets.  By 2009, we plan to have renovated, refinished and updated the interior of each tower within the property, including food and beverage outlets.

In connection with the Phase III expansion, we expect our total investment (exclusive of the Harborside timeshare project, the condo-hotel, the Athol Golf Course and Ocean Club Residences & Marina) to be approximately $650.0 million.  During 2004, we spent $59.5 million and we expect to spend $230.0 million, $340.0 million and $20.5 million in 2005, 2006 and 2007, respectively.  In accordance with our amended Heads of Agreement, we have committed to substantially complete the all-suite hotel and certain other aspects of the Phase III expansion by December 2006.  We expect the second phase of the Harborside at Atlantis expansion, the approximately 500-unit condo-hotel and Ocean Club Residences & Marina to cost approximately $60.0 million, $240.0 million and $130.0 million, respectively.  These projects will be joint ventures and will be primarily financed from proceeds received from pre-sales of units.

We invested $47.4 million in connection with BLB’s acquisition of a 22.2% ownership interest in Wembley during 2004.  In February 2005, Wembley and BLB announced that they had entered into a conditional sale agreement providing for the purchase by BLB of a holding company that owns Wembley’s U.S. operations in exchange for BLB’s existing stake in Wembley plus additional cash that will be provided in the form of debt financing from a consortium of banks.  The purchase price is expected to be approximately $455.0 million.

Additionally, in connection with the transaction, Wembley is expected to repurchase BLB’s existing shareholding in Wembley for approximately $116.0 million.  In addition, BLB anticipates making certain infrastructure improvements at Lincoln Park.  BLB has received binding commitments from institutional lenders to provide up to $495.0 million in financing (which would be non-recourse to the BLB owners) to cover the costs of the acquisition and the infrastructure improvements.  Based on these commitments, we do not expect to provide further funding to BLB in connection with the acquisition.  Among other things, BLB’s purchase offer is conditioned on an increase in the number of authorized VLTs at Lincoln Park to approximately 4,750, the execution of a long-term revenue-sharing arrangement for the Lincoln Park facility with the State of Rhode Island (any such agreement would require the approval of the Rhode Island Senate, the Rhode Island House of Representatives and the Governor) and a tax parity arrangement with the State of Rhode Island to ensure that the tax rate imposed on Lincoln Park’s gaming operations will not exceed the tax rate imposed on any other gaming operations within the State.  The conditional sale agreement may be terminated by either party if the transaction has not been completed by May 30, 2005.

During the year ended December 31, 2004, we funded $67.0 million in subordinated completion loans to the development of the One&Only Reethi Rah, resulting in a total amount funded by Kerzner of $82.4 million since the inception of the project.  The One&Only Reethi Rah obtained financing in December 2004 and repaid $28.0 million of the completion loans, resulting in $54.4 million due from the One&Only Reethi Rah as of December 31, 2004.  See “Off Balance Sheet Arrangements” for further discussion of the One&Only Reethi Rah financing.  In addition, we loaned $1.5 million to Harborside at Atlantis during 2004 in connection with the second phase of timeshare expansion.  Further, we advanced amounts to certain affiliates in connection with various projects, including $5.8 million for the One&Only Cape Town and $1.7 million for the other proposed One&Only property in South Africa.

To date, we have invested $21.8 million in Kerzner Istithmar related to the development of Atlantis, The Palm.  During 2005 and 2006, we expect to fund an additional $60.0 million and $18.2 million, respectively, related to our $100.0 million total commitment.  The development costs of the project are estimated at $1.1 billion and Kerzner and Istithmar are currently in the process of completing project financing on a limited recourse basis from a syndicate of banks for a $700.0 million term loan facility.  The closing of the term loan facility is expected to occur in the second quarter of 2005.  Istithmar has agreed to underwrite $200.0 million of the joint venture’s limited voting Class B common stock.  In addition, each of Istithmar and Kerzner will provide, on a joint and several basis, additional sponsor support of up to $55.0 million with respect to cost overruns and post-completion debt service obligations.  In addition to the joint and several sponsor support, Istithmar has agreed to provide a $100.0 million guarantee to cover any post-completion debt service obligations over $55.0 million.  Further, Istithmar has agreed to provide an additional guarantee for cost overruns over $55.0 million.  We commenced construction on Atlantis, The Palm in the first quarter of 2005 and anticipate that the project will be completed in 2008.  This project is subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

We have entered into an Agreement in Principle with two Moroccan companies that contemplates the creation of a joint venture that will own a destination resort casino in Morocco that we will develop and manage.  We have agreed to commit up to approximately $47.0 million in equity to the joint venture, which we expect to fund in 2005.  The project cost is estimated at $230.0 million.  Our Moroccan partners will fund the remaining equity requirement and the balance of the required financing is expected to be raised by a consortium of Moroccan banks.

In connection with the development of a casino facility in Northampton, we have incurred $1.1 million in construction in progress costs as of December 31, 2004 and expect to fund $7.0 million in each of 2005 and 2006, respectively.

In connection with the operating agreement related to the One&Only Palmilla, the owner of the other 50% interest has the right to require us to acquire its 50% interest from the owner for a price of $36.3 million, plus 50% of the One&Only Palmilla’s working capital, with the price subject to adjustment, as defined in the purchase agreement, during the first year of the option period. The purchase price during the second year of the option period is based on a formula, as defined. The option period begins on September 12, 2005 and expires on September 12, 2007.

Financing Activities

Net cash provided from financing activities was $451.1 million in 2004 as compared to net cash used in financing activities of $33.8 million in 2003. Cash received during the year consisted of net proceeds received of

$223.7 million related to the issuance of the 2.375% Convertible Senior Subordinated Notes, $153.4 million related to the issuance of 3.0 million Ordinary Shares to Istithmar, $40.5 million in proceeds received from the exercise of share options and $19.1 million in proceeds received from the issuance of 0.4 million Ordinary Shares in connection with the BDR offering.

In December 2004, the One&Only Palmilla entered into two promissory notes totaling a principal amount of $110.0 million (the “Palmilla Notes”).  The $110.0 million of proceeds received from the Palmilla Notes were used to pay down $88.1 million of amounts previously outstanding under the Palmilla senior credit facility (the “Palmilla Senior Credit Facility”).  In connection with the Palmilla Senior Credit Facility, we previously guaranteed $46.5 million.  This guarantee was extinguished when the One&Only Palmilla repaid all amounts outstanding under the Palmilla Senior Credit Facility.

As shown in Tabular Disclosure of Contractual Obligations below, as of December 31, 2004, we do not have any significant scheduled debt repayments due until 2007, when the principal of the Palmilla Notes matures.  The issuers of the Palmilla Notes may exercise three successive one-year extensions, which, if exercised, would extend the repayment of the principal of the Palmilla Notes until 2010.  Any drawings under our Amended Credit Facility are not due until July 2009. We anticipate that prior to maturity, interest payments will be provided from cash flows from operations. We believe we are in compliance with the debt covenants of our Amended Credit Facility. If we were to take on additional financing in the future, our ability to meet our existing debt covenants is a factor in determining whether we will be able to obtain future financing to fund our capital needs.  We monitor our debt compliance on an ongoing basis and confirm compliance quarterly.  During 2004, our average cost of debt was approximately 6.4%.

Working Capital

Working capital, which equals current assets less current liabilities, was $306.5 million at December 31, 2004, reflecting a current ratio, which equals current assets divided by current liabilities, of 2.7:1. Working capital increased by $343.9 million from December 31, 2003, principally due to the net proceeds of $223.7 million from the issuance of $230.0 million principal amount of our 2.375% Convertible Senior Subordinated Notes in April 2004 and net proceeds from the issuance of Ordinary Shares of $153.4 million, offset by loans and advances to affiliates, net of repayments of $49.4 million.

Interest Rate Swap and Cap Agreements

We attempt to limit our exposure to interest rate risk by managing the mix of fixed and variable rate debt, and by entering into variable interest rate swap agreements to hedge a portion of our fixed rate debt. These interest rate swap agreements are entered into with a group of financial institutions with investment grade credit ratings, thereby minimizing counterparty credit risk.

In August and December 2001, we entered into fixed-to-variable rate swap agreements with respect to our 8 7/8% Senior Subordinated Notes due 2011, which were issued in August 2001. As of December 31, 2004, the aggregate notional amount of the swap agreements was $150.0 million and they mature in August 2011 concurrent with our 8 7/8% Senior Subordinated Notes. Under the terms of the swap agreements, we make payments based on specific spreads over six-month LIBOR and receive payments equal to the interest payments due on the notes. The spreads in excess of six-month LIBOR are 3.02% for $100.0 million, 2.95% for $25.0 million and 2.91% for the remaining $25.0 million.  During the years ended December 31, 2004 and 2003, the weighted average variable rate on the swap agreements was 4.9% and 4.2%, respectively.  Giving effect to these swap agreements, our fixed and variable rate debt represented approximately 65% and 35% (76% and 24% excluding the Palmilla Notes) as of December 31, 2004 and 56% and 44% as of December 31, 2003, respectively.

In connection with our interest rate swap agreements, for every 100 basis points that LIBOR increases or decreases, interest expense correspondingly changes by $1.5 million per annum.

The Palmilla Notes bear interest at a floating rate of one-month LIBOR plus 3.75%, however the One&Only Palmilla was required to enter into an interest rate cap agreement contemporaneously with its issuance of the Palmilla Notes.  The interest rate cap has an effective date of December 17, 2004 and a maturity of January 9, 2007.  If the one-month LIBOR rate exceeds 5.0% on a rate reset date during the period from December 17, 2004 to January 9, 2007, the counterparty will pay the One&Only Palmilla the amount equal to $110.0 million multiplied by one-month LIBOR minus 5.0% multiplied by the number of days in the period divided by 360.

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

Stock Based Compensation.  We have elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations in accounting for our employee stock options as allowed pursuant to FASB Statement No. 123, as amended by FASB Statement No. 148 (“SFAS 123”). Accordingly, no compensation expense related to stock options has been recognized for the years ended December 31, 2004, 2003 and 2002.

If the compensation cost for our stock option plans had been determined on the basis of the fair value at the grant date for awards under those plans, consistent with SFAS 123, and our existing valuation method for our employee stock options, the Black Scholes option pricing model, we estimate that our net income for the years ended December 31, 2004, 2003 and 2002 would have been reduced by $7.4 million, $3.7 million and $6.4 million or 11%, 5% and 16%, respectively.  However, SFAS 123 requires the use of option valuation models that require the input of highly subjective assumptions, including expected stock price volatility.  The Company anticipates applying this statement for its third quarter beginning July 1, 2005, which would result in compensation expenses of approximately $3.3 million (not including tax effects) for the second half of 2005, based on option grants outstanding at December 31, 2004.  The foregoing amount does not include compensation expense for any stock options granted after January 1, 2005.  The effect of applying the fair value method of accounting for stock options on reported net income for 2004, 2003 and 2002 may not be representative of the effects for future years because outstanding options vest over a period of several years and additional awards are generally made each year.

See “Recent Accounting Pronouncements—Share Based Payment” for further discussion on stock-based compensation.

Income Taxes.  We are subject to corporate income taxes in certain jurisdictions. Accordingly, the accompanying consolidated statements of operations include a provision for income taxes based on the prevailing tax laws of those jurisdictions.

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income.  We adjust the valuation allowance related to our deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2004, we had deferred tax assets, net of valuation allowance, totaling $11.2 million. In determining our net realizable tax assets, we consider our ability to carry back certain net operating losses, future taxable income and ongoing prudent and feasible tax planning strategies. We have determined that, as of December 31, 2004, a valuation allowance of $148.4 million was necessary to offset our deferred tax assets. This represents a reduction of $40.4 million from our valuation of $188.8 million at December 31, 2003; $3.5 million represents amounts released as income tax benefit and the remaining amount relates primarily to tax effected expiration of net operating loss carryforwards.  In the event that we were to determine that we would not be able to realize all or part of our deferred tax assets in the future, or that the realization of additional deferred tax assets is more likely than not, an adjustment to the valuation allowance would occur in the period such determination is made.

From time to time, we may be subject to audits covering a variety of tax matters by taxing authorities in any taxing jurisdiction where we conduct our business.  While we believe that the tax returns we file and any tax positions we take are supportable and accurate, some tax authorities may not agree with our positions.  This can give rise to tax uncertainties which, upon audit, may not be resolved in our favor.  We have established accruals for various tax uncertainties that we believe are probable and reasonably estimable.  These accruals are based on certain assumptions, estimates and judgments including estimates of probability, estimates of amounts for settlements, associated interest and penalties.  Changes to these assumptions, estimates and judgments could have a material impact on our provision for income taxes.  For the year ended December 31, 2004, we reduced our tax accruals by $3.7 million as a result of the expiration of certain statutes of limitation.

Long-Lived Assets.  We review our long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If changes in circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition are estimated. If the undiscounted value of the future cash flows is less than the carrying value of the asset, the carrying value of the long-lived asset will be reduced by the amount by which the carrying value exceeds fair value. We do not believe that any such changes in circumstances have occurred which would require our long lived assets to be tested for recoverability, other than the portion of land in Atlantic City in which we recognized a $7.3 million impairment loss during 2004.

Allowance for Doubtful Trade Receivables and Amounts Due from Affiliates.  We maintain allowances for doubtful trade receivables arising from casino, hotel and other services and amounts due from affiliates.  These allowances are based upon a specific review of outstanding receivables for estimated losses resulting from our inability to collect from customers or affiliates. As of December 31, 2004, our trade receivables, net totaled $41.7 million, including an allowance for doubtful trade receivables of $6.5 million.  Bad debt expense related to gaming receivables was $1.0 million and $0.9 million for the years ended December 31, 2004 and 2003, respectively.  The allowance for doubtful accounts related to gaming remained 29% of total gaming receivables for both 2004 and 2003.  During the year ended December 31, 2004, the Company recognized $1.8 million of bad debt expense associated with certain affiliated receivables.

In extending credit, we attempt to assess our ability to collect by, among other things, evaluating the customer’s financial condition, both initially and on an ongoing basis. In evaluating the adequacy of our allowance for doubtful trade receivables, we primarily analyze trade receivable balances, the percentage by aging category and historical bad debts, among other things.

If the likelihood of collection on accounts or our ability to collect were to deteriorate, an increase to the allowance may be required. Also, should actual collections of trade receivables be different than our estimates included in the determination of our allowance, the allowance would be increased or decreased through charges or credits to selling, general and administrative expenses in the consolidated statements of operations in the period in which such changes in collection become known. If conditions change in future periods, additional allowances or reversals may be required. Such additional allowances could be significant.

Guarantees.  In connection with Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), we recognize, at the inception of a guarantee, a liability at an estimate of the guarantee’s fair value for the obligations we have undertaken in issuing a guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur.  In recording the $2.8 million fair value of the Palmilla JV, LLC guarantee in 2003, we estimated the premium that would be required by a third party to issue the same guarantee in a stand-alone arm’s length transaction with an unrelated party.  We estimated the fair value by calculating the net present value of the difference in cash flows of interest payments between the estimated interest amounts payable without the guarantee and the cash flows of those same interest payments with the guarantee.  The difference between these two amounts was $2.8 million representing the estimated fair value of the guarantee.  The components of the calculation include the amount guaranteed, the estimated interest rate of the credit facility without the guarantee, the interest rate of the facility with the guarantee, the discount rate for the net present value calculation and the estimated term of the guarantee to arrive at the approximate cash flows under each scenario.  Upon consolidation of the results of Palmilla JV, LLC in 2004, we have eliminated the fair value of the guarantee.  As of December 31, 2004, this guarantee no longer exists, as the underlying debt that was guaranteed was repaid in December 2004.

Recent Accounting Pronouncements

Other-Than-Temporary Impairment of Investments

In March 2004, the EITF of the FASB reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”). EITF 03-01 addresses the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting.  As of December 31, 2004, the Company determined that EITF 03-01 had no impact on its consolidated financial statements.

Contingently Convertible Instruments

In September 2004, the EITF reached a consensus on Issue No. 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share” (“EITF 04-08”), which is effective for reporting periods ending after December 15, 2004. EITF 04-08 requires companies to include shares issuable under convertible instruments in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. In addition, prior period earnings per share amounts presented for comparative purposes must be restated. In April 2004, the Company issued contingent convertible notes. In accordance with EITF 04-08, there will be no impact on future diluted earnings per share related to these notes until the Company’s average Ordinary Share price exceeds the conversion price of $58.24 even though the market price trigger of 120% of the conversion price, or $69.89, has not been met. In that situation, the Company would reflect the additional Ordinary Shares in the calculation of diluted earnings per share using the treasury share method.  EITF 04-08 did not impact earnings per share in 2004, as the average stock price for the year did not exceed $58.24.  However, EITF 04-08 may have an effect in 2005.  On March 24, 2005, the closing price for our Ordinary Shares on the NYSE was $60.60.  If $60.60 were the average price for 2005, our number of fully diluted outstanding shares would increase by 153,789.

Share-Based Payment

In December 2004, the FASB issued a revision of SFAS 123 (“SFAS 123(R)”) that will require compensation costs related to share-based payment transactions to be recognized in the statement of operations. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) replaces SFAS 123 and is effective as of the first interim period beginning after June 15, 2005.  Based on the number of shares and awards outstanding as of December 31, 2004 (and without giving effect to any awards which may be granted in 2005), we expect that the adoption of SFAS 123(R) will impact earnings by approximately $3.3 million during 2005.

(D)       Research and Development, Patents and Licenses

Not applicable.

(E)         Trend Information

During the first two months of 2005, Atlantis, Paradise Island’s results were ahead of results for the same period last year.  Atlantis, Paradise Island achieved an average occupancy of 83% and an ADR of $284, which compares to an average occupancy of 80% and an ADR of $277 in 2004.  Atlantis, Paradise, Island’s RevPAR of approximately $234 was $14 higher than the same period last year.

For the first two months of 2005, Atlantis, Paradise Island’s casino contribution to net income was $12.1 million compared to $13.2 million for the first two months of 2004.  The decrease in casino contribution is primarily due to a lower table hold of 14.6% for the first two months of 2005 compared to 15.8% for the first two months of 2004.  In addition, Atlantis, Paradise Island experienced a 13.5% decrease in table drop over the same period in 2004 due primarily to a shift in the timing of visits by high end players.  For the first two months of 2005, slot win increased by 18.4% over the same period in 2004.  Slot coin-in was 26.7% higher while slot win was higher by $1.9 million.  Due to the normal volatility patterns experienced in the casino industry, particularly in the table game area, these results may not necessarily be indicative of continuing trends.

In December 2004, we announced the development of the Ocean Club Residences & Marina.  As of February 28, 2005, we have received deposits on all of the 44 currently available for sale units at this development.

In the third quarter of 2005, we expect to open the Marina Village, which we expect will provide additional food and beverage and rental income from third-party retail operators.

Relinquishment fees and other fees earned by us from TCA were $36.8 million for the year ended December 31, 2004. We anticipate that relinquishment fees will be slightly higher for the year ending December 31, 2005 due to increases in Mohegan Sun revenues.

In connection with $150 million in principal amount of our 8 7/8% Senior Subordinated Notes, we have entered into interest rate swap agreements to hedge this portion of our fixed rate debt, in which the rates paid by us are at six-month LIBOR plus 291 to 302 basis points. In connection with our interest rate swap agreements, for every 100 basis points that LIBOR increases or decreases, interest expense correspondingly changes by $1.5 million per annum.

Corporate expenses were $34.5 million for the year ended December 31, 2004. We anticipate that these expenses will be higher in 2005 due to additional compensation costs and expense related to the adoption of SFAS 123(R).

(F)         Off-Balance Sheet Arrangements

At December 31, 2004, our off-balance sheet arrangements and other commitments were as follows:

(a)          Reethi Rah Resort Pvt. Limited – Financings ($41.0 million)

Subject to certain conditions, SRL has a right of first refusal to participate equally with us in any new hotels we develop in specified Indian Ocean territories.  If SRL elects to participate in the equity or other funding of any such project, then the management agreement for that property will be held by One&Only Management.  SRL’s board of directors has approved the exercise of its right to participate on a proportionate basis (effective January 1, 2005 the participation of SRL increased to 25%) with us in connection with the One&Only Reethi Rah.  As a result, we expect the management agreement for the One&Only Reethi Rah to be transferred to One&Only Management and expect SRL to be obligated to provide 25% of the total subordinated debt financing discussed below, with its commitment increasing to 50% of such financing as SRL’s ownership interest in One&Only Management increases to 50%.  It is likely that we will provide bridge financing to SRL to enable it to meet its financing commitment.

At December 31, 2004, Reethi Rah Resort Pvt. Limited, the owner of the development (“Reethi Pvt”), had outstanding indebtedness consisting of $55.0 million of senior secured loans provided by a group of banks, $54.4 million principal amount of unsecured subordinated loans advanced by Kerzner and $12.0 million of unsecured subordinated loans provided by SRL.  The payment of principal and interest on our and SRL's advances to Reethi Pvt is subordinate in right of payment, to the extent set forth in certain agreements, to the prior payment of the senior secured loans provided by the group of banks.  Reethi Pvt and the shareholders, Sultans of the Seas (Pvt) Ltd. (60%) and Ali Ahmed (40%), have not provided and are not expected to provide any material equity funding to this project, other than the land lease for the construction site.  We currently estimate the aggregate cost of the project to be approximately $162.0 million, which includes the costs of repairing tsunami damage and does not reflect any insurance recoveries.  Accordingly, we expect that approximately $41.0 million of subordinated debt financing will be required in the first half of 2005 to complete the project, and that we will provide most or all of this amount, either directly to Reethi Pvt or in loans to SRL to allow SRL to advance the funds to Reethi Pvt.  We will fund or arrange for funding for any additional development costs to complete the construction of the resort.

Subsequent to December 31, 2004, we expect our financing commitment to also include a $5.0 million lease guarantee and an EBITDA guarantee.  Under the lease guarantee, we will guarantee Reethi Pvt’s obligations under leases of $5.0 million of property and equipment to be used at the resort.  Under the EBITDA guarantee, during each of the first four years of the resort’s operations, we will be obligated to provide further loans to Reethi Pvt equal to the lesser of $6.0 million or the difference between $6.0 million and the EBITDA achieved by the resort, on a non-cumulative basis, the maximum total commitment being up to $24.0 million.

The One&Only Reethi Rah is currently a development stage enterprise.  We will be required to reevaluate the One&Only Reethi Rah in connection with FIN 46R when the resort commences operations.

 (b)      One&Only Kanuhura – Guarantee ($10.7 million)

In connection with our purchase of a 25% equity interest in the One&Only Kanuhura (from January 1, 2003 to December 31, 2004 we held a 20% interest), we were required to guarantee certain of its obligations to its other shareholders.  Effective January 1, 2005, our ownership interest decreased to 18.75%.  We are not obligated under these guarantees unless the property does not have excess cash available to repay certain shareholder loans.  As of December 31, 2004, the amount of senior debt owed to us was $2.4 million, excluding accrued interest. Our obligations under these guarantees expire when the underlying obligations are repaid.

(G)       Tabular Disclosure of Contractual Obligations

At December 31, 2004, we believe our contractual obligations, other than the guarantees and commitments described above, were as follows (in thousands):

Contractual Cash Obligations	2005	2006	2007	2008	2009	Thereafter	Total
8 7/8% Senior Subordinated Notes(a)	$35,500	$35,500	$35,500	$35,500	$35,500	$471,000	$648,500
2.375% Convertible Senior Subordinated Notes(b)	5,463	5,463	5,463	5,463	5,463	311,935	339,250
Palmilla Notes(c)	—	—	110,000	—	—	—	110,000
Amended Credit Facility(d)	—	—	—	—	—	—	—
Operating leases(e)	3,090	2,707	2,297	1,875	1,953	16,834	28,756
Capital leases(f)	659	451	238	13	—	—	1,361
Purchase obligations(g)	8,856	—	—	—	—	—	8,856
Atlantis, The Palm(h)	60,000	18,200	—	—	—	—	78,200
Morocco(h)	47,000	—	—	—	—	—	47,000
Total contractual cash obligations	$160,568	$62,321	$153,498	$42,851	$42,916	$799,769	$1,261,923

(a)          Balance represents amounts outstanding under our 8 7/8% Senior Subordinated Notes. In connection with these notes, interest paid to the holders on an annual basis is $35.5 million. However, in connection with our interest rate swap agreements related to the 8 7/8% Senior Subordinated Notes, the amount paid can vary based on LIBOR during any period. For the year ended December 31, 2004, our interest rate swap agreements reduced interest expense by $6.5 million.

(b)         Balance represents amounts outstanding under our 2.375% Convertible Senior Subordinated Notes issued in April 2004.  In connection with these notes, interest paid to the holders on an annual basis is $5.5 million.  For the year ended December 31, 2004, interest expense related to these notes was $4.0 million.  The 2.375% Convertible Senior Subordinated Notes are unsecured senior subordinated obligations and mature on April 15, 2024 unless they are converted, redeemed or repurchased before the maturity date. The 2.375% Convertible Senior Subordinated Notes may be converted into cash and Ordinary Shares at an initial conversion rate of 17.1703 shares per $1,000 principal amount in accordance with the terms of the indenture. This conversion rate is equal to a conversion price of approximately $58.24 per Ordinary Share.  Upon conversion, all of the principal amount of the notes converted must be paid in cash.  The closing price of our Ordinary Shares was $60.05 on December 31, 2004 and $63.94 on February 28, 2005.

These notes are convertible, at the holder’s option, prior to the maturity date into cash and Ordinary Shares in the following circumstances:

•             During any fiscal quarter commencing after the date of original issuance of the notes, if the closing sale price of our Ordinary Shares over a specified number of trading days during the previous quarter is more than 120% of the conversion price, or $69.89, of the notes;

•             If the notes are called for redemption and the redemption has not yet occurred;

•             During the five trading day period immediately after any five consecutive trading day period in which the trading price of the notes per $1,000 principal amount for each day of such period was less than 95% of the product of the closing sale price of our Ordinary Shares on such day multiplied by the number of shares of our Ordinary Shares issuable upon conversion of $1,000 principal amount of the notes; or

•             Upon the occurrence of specified corporate transactions.

(c)          In December 2004, the One&Only Palmilla entered into the Palmilla Notes for $110.0 million.  Interest on the Palmilla Notes is paid monthly at LIBOR plus 3.75%.  In connection with the terms of the Palmilla Notes, the One&Only Palmilla entered into the Interest Rate Cap Agreement, which caps LIBOR at 5%.  The maximum contractual interest rate on the Palmilla Notes is 8.75%.

(d)         As of December 31, 2004, we had $494.0 million available under the Amended Credit Facility, after giving effect to the $6.0 million in letters of credit outstanding.  There were no amounts outstanding under the Amended Credit Facility as of December 31, 2004.

(e)          As of December 31, 2004, operating leases were primarily office leases, in particular the lease related to the Company’s office in Plantation, Florida.

(f)            As of December 31, 2004, capital leases primarily represented $0.9 million and $0.5 million of leased equipment consisting primarily of golf carts and phone equipment at Atlantis, Paradise Island and the One&Only Palmilla, respectively.

(g)         As of December 31, 2004, purchase obligations were primarily open purchase orders for hotel related provisions such as food, beverage and nonperishable goods. Purchase orders are primarily short-term in nature and generally do not exceed 90 days.

(h)         For further discussion of the funding requirements for Atlantis, The Palm and Morocco, see “Liquidity and Capital Resources—Investing Activities.”

In addition, the following contingent contractual obligation, the amount of which can not accurately be estimated, is not included in the table above:

•                 The operating agreement for the One&Only Palmilla joint venture between us and a subsidiary of GS Emerging Market Real Estate Fund, L.P. (“GS”), our joint venture partner, provides for a put right available to GS commencing in September 2005 and ending in September 2007 (subject to extension under certain conditions).  The exercise of this put right could require us to make a substantial cash payment and, in any event, a cash payment of no less than $36.25 million to acquire our joint venture partner’s 50% interest in Palmilla JV, LLC.

It is anticipated that the Phase III expansion investment in The Bahamas will exceed $1.0 billion.  Exclusive of the Harborside at Atlantis timeshare projects, the condo-hotel, the Athol Golf Course and Ocean Club Residences & Marina, our recently announced ultra-luxury condominium project, we expect our investment to be approximately $650.0 million.

We will also be obligated to provide certain funding if the Catskills Project proceeds.  See “Item 4.  Information on the Company, (B) Business Overview—Gaming—Trading Cover New York” for more information.

(H)   Safe Harbor

For the purposes of the safe harbor, see “Forward-Looking Statements.”

Item 6.                              Directors, Senior Management and Employees

(A)       Directors and Senior Management

The current directors of the Company are:

Name	Country of Citizenship	Director Since
Solomon Kerzner	South Africa	1993
Peter Buckley	United Kingdom	1994
Howard Marks	United States	1994
Eric Siegel	United States	1994
Heinrich von Rantzau	Germany	2001
Howard B. Kerzner	South Africa	2004
Hamed Kazim	United Arab Emirates	2004

The current officers of the Company are:

Name	Title	Age	Officer Since
Solomon Kerzner	Chairman of the Board of Directors	69	1993
Howard B. Kerzner	Chief Executive Officer and Director	41	1995
John R. Allison	Executive Vice President—Chief Financial Officer	58	1994
Richard M. Levine	Executive Vice President—General Counsel	43	2004

The officers serve indefinitely at the pleasure of the Board of Directors.

Solomon Kerzner, Chairman of the Board of Directors:  Mr. Kerzner has been our Chairman since October 1993.  From October 1993 to June 1996, Mr. Kerzner served as our President and from October 1993 until December 2003, he served as our Chief Executive Officer.  Mr. Kerzner is the Chairman of WLG, which, together with its affiliates, as of December 31, 2004 owned approximately 12.5% of our outstanding Ordinary Shares.  Mr. Kerzner is one of the visionary leaders of the resort and gaming industries.  Prior to founding Kerzner, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market segments by developing Sun City, located near Johannesburg, South Africa.  Sun City features four hotels with approximately 1,300 rooms, an entertainment center that includes a 6,000-seat indoor superbowl, a 46-acre man-made lake for water sports and approximately 55,000 square feet of gaming space.  In 1992, Sun City was expanded to include The Lost City, a themed resort that features a 350-room luxury hotel and a man-made jungle in which over one million trees were transplanted.  Mr. Kerzner has been responsible for the development of 21 hotels and founded both of southern Africa’s largest hotel groups, Southern Sun Hotels and Sun International South Africa.  We do not have any interest in any of the southern African properties developed by Mr. Kerzner.  Mr. Kerzner is the father of Mr. H. B. Kerzner.

Howard B. Kerzner (“Butch Kerzner”), Chief Executive Officer and Director:  Mr. Kerzner has been our Chief Executive Officer since January 1, 2004 and a Director since December 8, 2004.  Mr. Kerzner joined Kerzner in May 1995 as Executive Vice President—Corporate Development and was President from June 1996 until December 2003.  Prior to that time, he was Director—Corporate Development of SIIL from September 1992.  Previously, Mr. Kerzner was an Associate of Lazard Frères & Co. LLC from September 1991.  Prior to that Mr. Kerzner worked for the First Boston Corporation.  Mr. Kerzner is the son of Mr. S. Kerzner.

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

Richard M. Levine, Executive Vice President-General Counsel:  Mr. Levine joined the Company in April 2004 as our Executive Vice President & General Counsel.  Mr. Levine began his legal career with the law firm of Cleary, Gottlieb, Steen & Hamilton and worked as an associate in both their New York and Tokyo offices.  Mr. Levine subsequently joined Credit Suisse First Boston as the General Counsel for its Private Equity Division and most recently was General Counsel for a private equity firm, Hellman & Friedman, LLC.

Peter N. Buckley, Director:  Mr. Buckley has been a Director since April 1994.  Mr. Buckley was the Chairman of Caledonia through 2002, which as of December 31, 2004 beneficially owned approximately 11.2 % of our Ordinary Shares.  In 1994 he was appointed Chairman of Caledonia having been Deputy Chairman and Chief Executive since 1987.  He is also Chairman of Bristow Aviation Holdings Limited.  He is a non-executive Director of Close Brothers Group PLC and Offshore Logistics, Inc. (a NYSE listed company).

Hamed Kazim, Director:  Mr. Kazim has been a Director since December 8, 2004.  Mr. Kazim served as the Managing Partner of Ernst & Young-Dubai until May 31, 2004 when he joined The Corporate Office as Group Chief Financial Officer and Head of The Corporate Office, which is owned by the Royal Family of Dubai.  Mr. Kazim joined Arthur Andersen LLP in 1983 and remained until 2002 when its practice merged with Ernst & Young in the Middle East.  Following the merger, Mr. Kazim served as Managing Partner of the Ernst & Young-Dubai office.  During 1999 and 2000, Mr. Kazim was seconded to Dubai Internet City as CEO to start the project.  Mr. Kazim also acted as advisor to some of the largest groups in Dubai on various organizational and business issues.  Mr. Kazim is a graduate of the University of California, San Diego with a B.A. in Economics.  Mr. Kazim has been a certified public accountant since 1986 when he received his CPA with high distinction.

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

Eric B. Siegel, Director:  Mr. Siegel has been a Director since April 1994.  Mr. Siegel is a retired limited partner of Apollo Advisors, L.P.  Mr. Siegel is also a Director and Chairman of the Executive Committee of El Paso Electric Company (a NYSE listed company) and is a Director of Ares Capital Corporation (a NASDAQ listed company).

Heinrich von Rantzau, Director:  Mr. von Rantzau has been a Director since July 2001.  Mr. von Rantzau is a principal of Cement Merchants SA, which as of December 31, 2004 beneficially owned approximately 7.7% of our Ordinary Shares, and an executive of Deutsche Afrika-Linien GmbH, Reederei John T. Essberger and VORA Schiffahrts-und Beteiligungsgesellschaft GmbH. Mr. von Rantzau is a board member of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and a member of the Trade Advisory Board of Germanischer Lloyd, Lloyd’s Register of Shipping and German National Committee.

We agreed to include in the slate of directors submitted by us to our shareholders for election one individual designated by each of WLG, Caledonia and CMS, subject to their retaining a minimum beneficial ownership of our Ordinary Shares.  See “Item 7.  Major Shareholders and Related Party Transactions, (B) Related Party Transactions—Registration Rights and Governance Agreement.”  Further, in connection with the strategic investment by Istithmar in our Ordinary Shares, we agreed to add a representative of Istithmar to our Board of Directors.  As a result, Mr. Kazim took a seat on our Board of Directors.  At such time, our Board of Directors also decided to add an additional seat on our Board of Directors, which was taken by our Chief Executive Officer, Mr. H. B. Kerzner.

(B)       Compensation

The aggregate cash compensation for our directors and officers, including salaries, bonuses and benefits in kind granted, for the year ended December 31, 2004 was $6.1 million.  None of the directors or officers participates in a pension plan.  We do not set aside any amounts for pension or retirement benefits for any of our directors or officers.

Effective from January 1, 2001, we have a bonus plan whereby our employees, including officers, will qualify for bonuses if we attain either certain levels of earnings or EPS, and such bonuses are calculated as a percentage of each individual’s salary.  Such percentage is based on, among other things, each employee’s level of responsibility.  Bonuses paid to our officers under this bonus plan could reach a maximum of 100% of the respective employee’s base salary in 2004.  Bonuses ranging from 37% to 61.5% were granted in 2004.

We have adopted stock option plans for our employees, officers and directors in 1995 (the “1995 Plan”), in 1997 (the “1997 Plan”), and in 2000 (the “2000 Plan”) that provide for the issuance of options to acquire an aggregate of 7,500,000 Ordinary Shares.  As of December 31, 2003, all available options under those plans had been granted.  Accordingly, on December 11, 2003, we adopted a new stock incentive plan (the “2003 Plan” and, together with the 1995 Plan, the 1997 Plan and the 2000 Plan, the “Plans”) that provides for the issuance of an aggregate of

3,000,000 Ordinary Shares in connection with awards of stock options, restricted stock and other stock-based awards.

The 1995 Plan provides for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options and thereafter in installments of 20% per year over a four-year period.  Options issued under the 1997 Plan become exercisable one year from the date of grant with respect to 20% of such options and thereafter in installments of 20% per year over a four-year period.  The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over a two-year period.  The 2003 Plan provides generally for options to become exercisable 25% per year on each of the first four anniversaries of the date of grant, and for restricted stock to become vested in three equal installments on each of the second, third and fourth anniversary of the date of grant.  Options granted under the Plans have a term of 10 years from the date of grant (except that options granted under the 2003 Plan generally have a term of seven years from the date of grant) and, unless otherwise specifically provided by the Board of Directors, the option prices are equal to the market values per share on the date of grant.  Consultants may also be granted awards under the 2003 Plan.  Nonqualified stock options may be transferred to trusts with respect to which any such participants are beneficiaries and corporations or to other entities controlled by such participants.

During 2004, we granted 56,000 stock options and 18,000 restricted Ordinary Shares to our directors and officers pursuant to the 2003 Plan.  The options were granted at exercise prices ranging from $45.15 to $57.13, and the expiration date for these options ranges from April 1, 2011 through December 8, 2011.

As of March 1, 2005, total options to acquire 3,028,022 Ordinary Shares were outstanding, of which 679,392 were exercisable as of that date.  As of March 1, 2005, our officers and directors, as a group, held options to acquire approximately 121,677 Ordinary Shares (excluding exercisable and unexercisable options held by the Kerzner Family Trust and unexercisable options held by Mr. H. B. Kerzner), of which approximately 50,000 are currently exercisable.  The exercisable and unexercisable options held by the officers and directors as of March 1, 2005 (excluding exercisable and unexercisable options held by the Kerzner Family Trust and unexercisable options held by Mr. H. B. Kerzner) were granted at exercise prices ranging from $20.07 to $57.31.  The expiration dates for these options range from December 11, 2010 to December 26, 2012.

(C)       Board Practices

In connection with the strategic investment in our Ordinary Shares by Istithmar, we agreed to add a representative of Istithmar to our Board of Directors.  Following receipt of the necessary regulatory approval on December 8, 2004, Mr. Kazim, a representative of Istithmar, took a seat on our Board of Directors.  Mr. H. B. Kerzner, our CEO, simultaneously joined our Board of Directors.  At our July 27, 2004 annual meeting of shareholders, our existing directors, consisting of Mr. S. Kerzner, Mr. Buckley, Mr. Marks, Mr. Siegel and Mr. von Rantzau were elected to terms set to expire at our next annual general meeting.

Our Board of Directors has appointed an audit committee of the board consisting of Mr. Buckley, Mr. Marks, Mr. Siegel and Mr. Kazim. Deloitte & Touche LLP, the Company’s independent auditor, has full and free access to meet with the audit committee, without management representatives present, to discuss the results of the audit, the adequacy of internal controls and the quality of financial reporting.  The primary function of the audit committee is to assist our Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the shareholders and others, the systems of internal controls that our management and Board of Directors have established and the audit process.  The audit committee of our Board of Directors reviews the selection of our independent certified public accountants each year.  The audit committee convenes at least eight times per year.  The Audit Committee Charter can be found as Exhibit 11.1(a) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2003, filed on March 30, 2004 and the Amended and Restated Audit Committee Charter can be found as Exhibit 11.1(b) filed herewith.

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

Corporate Governance Standards

Pursuant to home country practices exemptions granted to us by the New York Stock Exchange, we are permitted to follow certain corporate governance practices complying with relevant Bahamian laws, which are different from those required by U.S. domestic companies under the New York Stock Exchange’s listing standards.  The New York Stock Exchange rules and our current practices relating to corporate governance have the following significant differences:

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

Audit Committee.  The New York Stock Exchange requires that a listed company have an audit committee consisting of at least three independent directors, one of which must have accounting or related financial management expertise, and that the audit committee be charged with the responsibility of selecting, monitoring and communicating with the outside auditor of the Company.  These requirements are currently effective for domestic companies, and will become applicable to foreign private issuers on July 1, 2005.  Mr. Buckley and Mr. Kazim may not be considered independent for audit committee purposes because of the Ordinary Shares owned by their respective affiliates, and we expect them to resign from the audit committee prior to July 1, 2005, whereupon a new director who satisfies the independence requirements will join the Board of Directors and be appointed to the audit committee.

Nominating/Corporate Governance and Compensation Committees.  The New York Stock Exchange requires that domestic listed companies must have a board committee composed entirely of independent directors that perform certain nominating and corporate governance functions.  We do not have a nominating and corporate governance committee, although we do convene an ad hoc independent committee to review and select new candidates for board positions.  The New York Stock Exchange also requires that domestic listed companies must have a board committee composed entirely of independent directors that perform certain compensation-related functions.  As a foreign private issuer, we are not required to satisfy these listing standards.  We have a compensation committee, but have not made any determination as to whether the directors who constitute the committee meet the independence requirements set forth in the New York Stock Exchange listing standards.

Certifications.  The New York Stock Exchange requires that a listed company’s chief executive officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.  As a foreign private issuer, our chief executive officer is not required to make this certification.

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

The New York Stock Exchange also requires that, with certain exceptions specified in its rules, shareholder approval be obtained prior to issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds either 1% of the number of shares of common stock or 1% voting power outstanding before the issuance, (2) in any transaction or series of related transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer.  We follow Bahamian laws which do not require shareholder approval with respect to the issuance of common stock or securities convertible into or exercisable for common stock.  Under Bahamian laws, these are considered an issuance of shares which does not require shareholder approval.

On June 6, 2002, the Corporate Accountability and Listing Standards Committee of the New York Stock Exchange issued a report recommending that the Exchange adopt significant changes to its corporate governance listing standards.  On August 16, 2002, the New York Stock Exchange filed with the Securities and Exchange Commission proposed changes to its corporate governance standards which reflect the findings of the Committee.  The areas of corporate governance covered by the proposed changes include the definition and role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity-compensation plans and annual certifications by chief executive officers.  On June 30, 2003, the Securities and Exchange Commission approved the portion of the proposed corporate governance standards relating to shareholder approval of equity-compensation plans, which is described under “Shareholder Approval Policy” above.  Also, in light of the promulgation by the Securities and Exchange Commission of Rule 10A-3 pursuant to Section 301 of the Sarbanes-Oxley Act, on April 4, 2003, the New York Stock Exchange filed with the Securities and Exchange Commission an amendment to the remainder of its proposed rule changes in order to reflect the requirements of Rule 10A-3.  That portion of the proposed rule changes, as amended, became effective upon the Securities and Exchange Commission’s approval on November 4, 2003.

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

	At December 31,
	2004	2003	2002

The Bahamas	5,803	5,785	5,800
United States	420	425	425
Other	147	75	70

Total:	6,370	6,285	6,295

In addition to the above, as of December 31, 2004, we had approximately 5,500 employees under management at our One&Only and other managed properties in Mauritius, Dubai, the Maldives and Mexico.  We do not employ a significant number of temporary workers.

Union Contract Arrangements—The Bahamas

In The Bahamas, as of December 31, 2004, approximately 3,600 of our employees were represented by The Bahamas Hotel, Catering and Allied Workers Union.  Kerzner International Bahamas Limited participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area.  The association has signed a new contract with the union that will expire on January 7, 2008.  Labor relations in The Bahamas have been unstable at times with occasional work stoppages occurring, not only at Atlantis, but also at publicly run entities such as the Bahamian Electric Corporation and Bahamas Telephone Company.  As the country’s largest private employer, we are sometimes the target of labor disputes.  See “Item 3.

Key Information, (D) Risk Factors—Work stoppages and other labor disputes could harm our financial condition and results of operations.”

(E)         Share Ownership

As of February 28, 2005, the Kerzner Family Trust, which is a trust controlled by Mr. S. Kerzner, held 853,870 options, all of which were transferred to the trust by Mr. S. Kerzner.  Such options consist of (i) 103,870 vested and exercisable options with an exercise price of $35.00 and an expiration date of January 31, 2007 and (ii) 750,000 unexercisable and unvested options with an exercise price of $36.86 and an expiration date of December 11, 2010.  As of February 28, 2005, Mr. H. B. Kerzner holds 750,000 unexercisable and unvested options with an exercise price of $36.86 and an expiration date of December 11, 2010.  As of February 28, 2005, WLG, an entity controlled by the Kerzner Family Trust, had the right to vote approximately 12.5% of our Ordinary Shares (which includes 3,995,794 Ordinary Shares held by WLG, 429,030 Ordinary Shares over which WLG has the right to vote through certain proxy arrangements with Kersaf and the 103,870 Ordinary Shares subject to currently exercisable options held by the Kerzner Family Trust).  See table in “Item 7.  Major Shareholders and Related Party Transactions, (A) Major Shareholders—Restructuring of Relationship with Majority Shareholder.”  Familienstiftung Von Rantzau-Essberger, a family trust of Heinrich von Rantzau, is the sole shareholder of CMS which beneficially owns 2,758,493 Ordinary Shares.  See table in “Item 7.  Major Shareholders and Related Party Transactions, (A) Major Shareholders.” Each of our other directors and officers beneficially owns less than 1% of outstanding Ordinary Shares.

For a description of options granted to our directors, executive officers and other key employees, see “(B) Compensation” above.

Item 7.                              Major Shareholders and Related Party Transactions

(A)       Major Shareholders

As of February 28, 2005, we had 36,204,771 Ordinary Shares outstanding.  The following table sets forth certain information as of February 28, 2005 (or certain other dates, to the extent indicated below), regarding the beneficial ownership of our Ordinary Shares by:  (i) any person who is known to us to be the owner of more than 5% of any class of our voting securities and (ii) our directors and officers as a group.  Due to the arrangements described below, certain of our Ordinary Shares are beneficially owned by several parties.

Beneficial Owner	Number of Shares		Percent of Shares
Caledonia Investments plc (“Caledonia”)	4,051,323	(1)	11.2
Istithmar PJSC (“Istithmar”)	4,500,000	(2)	12.4
World Leisure Group Limited (“WLG”)	4,528,694	(3)	12.5
Sun International Limited (“Kersaf”)	1,134,079	(4), (6)	3.1
Baron Capital Group, Inc. (“Baron”)	5,847,532	(5)	16.2
Cement Merchants SA (“CMS”)	2,758,493	(6), (7)	7.6
FMR Corp.	4,294,750	(8)	11.9
Directors and officers as a group (excluding shares beneficially owned by the Kerzner Family Trust (9))	*		*

* Less than 5% of outstanding voting securities.

(1)          Consists of:  (i) 3,622,293 Ordinary Shares held by Caledonia and (ii) 429,030 Ordinary Shares over which Caledonia has a proxy (see Note 4 below) (based upon information contained in the Schedule 13D/A filed by Caledonia on March 7, 2005.)

(2)          Based upon information contained in the Schedule 13D/A filed by Istithmar on August 10, 2004.  Istithmar is an entity indirectly wholly owned by the Royal Family of Dubai.

(3)          Consists of:  (i) 3,995,794 Ordinary Shares held for the account of WLG, (ii) 429,030 Ordinary Shares over which WLG has a proxy (see Note 4 below) and (iii) 103,870 Ordinary Shares subject to currently exercisable options, all of which were transferred to the Kerzner Family Trust by Mr. S. Kerzner.  The Kerzner Family Trust is controlled by Mr. S. Kerzner.

(4)          Consists of (i) 50,200 Ordinary Shares held by Royale Resorts International Limited (“RRIL”) and 983,579 Ordinary Shares held by Royale Resorts Holdings Limited (“RRHL”), a wholly owned subsidiary of

RRIL, each of which companies are jointly owned by Kersaf and CMS (73.3% by Kersaf and 26.7% by CMS) and (ii) 100,300 Ordinary Shares owned by Sun International Inc., a wholly owned subsidiary of Kersaf.

Kersaf does not have any voting rights with respect to its Ordinary Shares of the Company.  In connection with the July 2001 restructuring of our majority shareholder, Kersaf and certain of its affiliates granted irrevocable proxies, in varying amounts, to vote all of its Ordinary Shares to Caledonia, WLG and CMS (the “Kersaf Proxy Shares”).  Therefore, the amounts presented in this table for Caledonia and WLG each include 429,030 of the Kersaf Proxy Shares.  The amounts presented in this table for CMS include the remaining 276,019 of Kersaf Proxy Shares.

(5)          Based upon information contained in the Schedule 13G/A filed by Baron on February 15, 2005.

(6)          Amounts presented in this table reflect the beneficial ownership by each of Kersaf and CMS of the 1,033,779 Ordinary Shares held by RRIL and RRHL, 983,579 of which are held by RRHL and 50,200 of which are held by RRIL; Kersaf and CMS share dispositive power over the 1,033,779 Ordinary Shares held by RRHL and RRIL due to their joint ownership of RRHL and RRIL.

In addition, pursuant to an agreement entered in July 2001, RRHL and RRIL granted to CMS an option to purchase all or a portion of 1,150,000 of our Ordinary Shares then held by RRHL and RRIL.  The number of Ordinary Shares subject to this option is currently 276,019 Ordinary Shares.  This option expires on July 2, 2006.  Amounts presented in this table treat all of the Ordinary Shares subject to this option as being beneficially owned by both Kersaf and CMS, both due to the shared rights of disposition described in the preceding paragraph and the option.

(7)          Consists of:  (i) 1,724,714 Ordinary Shares held by CMS and (ii) 983,579 Ordinary Shares held by RRHL and the 50,200 Ordinary Shares held by RRIL over which CMS and Kersaf share dispositive power as discussed in Note 6 above, which shares include 276,019 Kersaf Proxy Shares as defined and discussed in Note 4 above.

(8)          Based upon information contained in the Schedule 13G/A filed by FMR Corp. and certain affiliates on February 14, 2005.

(9)          If the directors and officers as a group were to exercise their vested options, they would own 0.2% of the Ordinary Shares outstanding as of February 28, 2005 (excluding shares beneficially owned by the Kerzner Family Trust).

As of February 28, 2005, we had approximately 688 holders of record of approximately 36.2 million Ordinary Shares, excluding 7.1 million Ordinary Shares held as treasury stock.  As of February 28, 2005, there were an estimated 654 U.S. holders of record holding approximately 45.21% of our Ordinary Shares.

All of our Ordinary Shares have the same voting rights.

The amounts reflected in this “Major Shareholders” section are compiled and derived from SEC filings by each of Caledonia, Istithmar, Kersaf, Baron, CMS and FMR and other sources.

In April 2004, the Company issued $230.0 million principal amount of 2.375% Convertible Senior Subordinated Notes due 2024 which, after related issuance costs, resulted in net proceeds of approximately $223.7 million.  The 2.375% Convertible Senior Subordinated Notes are our unsecured senior subordinated obligations and they mature on April 5, 2024, unless they are converted, redeemed or repurchased before the maturity date.  The 2.375% Convertible Senior Subordinated Notes may be converted into cash and Ordinary Shares at an initial conversion rate of 17.1703 shares per $1,000 principal amount in accordance with the terms of the indenture.  This conversion rate is equal to a conversion price of approximately $58.24 per Ordinary Share.

(B)       Related Party Transactions

Set forth below is a summary of certain agreements that have been entered into or transactions that have occurred, since the beginning of the Company’s preceding three financial years, involving us and any of our subsidiaries, affiliates or key management.

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

•                  CMS, a partner in Kersaf’s hotel, casino and resort management activities in southern Africa, obtained options to purchase a portion of our Ordinary Shares owned by Kersaf.  As part of the restructuring agreements, Heinrich von Rantzau, a principal of CMS, joined our Board of Directors.

•                  Kersaf, Caledonia and WLG agreed to certain standstill provisions through June 2006 pursuant to which each of them would refrain from proposing or consummating certain extraordinary corporate transactions involving us, including any merger or the sale of substantially all of our assets.  See below “Registration Rights and Governance Agreement.”

•                  Pursuant to a registration rights and governance agreement, we granted certain registration rights to Kersaf, Caledonia, WLG, CMS and certain of their respective affiliates, and Kersaf agreed to sell not less than 2.0 million of our Ordinary Shares in a registered public offering before June 30, 2002 (which date was subsequently extended to February 28, 2003), subject to certain extensions.  Kersaf satisfied this obligation by completing the Kersaf Offering on December 18, 2002.  See below “Global Settlement.”

•                  The duration of appointment of our directors, consisting of Mr. S. Kerzner, Mr. Buckley, Mr. Siegel, Mr. Marks and Mr. von Rantzau, were extended until our annual general shareholders meeting in 2004.

•                  We agreed that, after a transition period not to exceed one year from July 3, 2001, we would cease using the names “Sun” and “Sun International” and, as between the parties, Kersaf would have exclusive rights to use such names.  In July 2002, we changed our corporate name to Kerzner International Limited.  We do not believe that we have experienced any change in our business or operations as a result of the name change.

•                  Kersaf was granted the right to pursue a potential resort development project in Port Ghalib, Egypt, and we would have received between 25% and 50% of Kersaf’s gross receipts from this project when and if it was consummated.  However, as part of the November 2002 settlement, we relinquished all of our rights to an interest in this project.  See below “Global Settlement.”

•                  In July 2001, Kersaf made a one-time payment of $3.5 million to us and issued a secured note to us with a principal amount of $12.0 million and a maturity date of June 30, 2003.  In December 2001, Kersaf repaid in full the principal amount of the note and accrued interest.

•                  Kersaf agreed to continue to make an annual payment to us pursuant to a long-term contract, which payment was approximately $3.3 million in 2003 and 2002.  See below “—Long-Term Contract Fees.” As part of the November 2002 settlement, Kersaf’s obligation to make this payment was terminated effective December 2, 2002.

Global Settlement

In November 2002, we entered into a settlement agreement with Kersaf and certain of our other principal shareholders that, among other things, settled certain outstanding claims that we had with Kersaf and amended certain provisions of the July 2001 restructuring agreements relating to our former majority shareholder described in “Restructuring of Relationship with Majority Shareholder” above.  As part of the July 2001 restructuring agreements, Kersaf agreed to, among other things, sell at least 2.0 million of our Ordinary Shares in a registered public offering, adhere to a certain non-compete agreement, continue to make an annual payment to us pursuant to a long-term contract, which payment was approximately $3.3 million in 2003 and 2002, and grant us an interest in a proposed project in Port Ghalib, Egypt.  In October 2001, we filed a lawsuit in New York against Kersaf and certain of its affiliates alleging, among other things, that Kersaf had breached its non-compete obligation under the July 2001 restructuring agreements.  As part of the November 2002 settlement agreement:

•                  We agreed to terminate the outstanding lawsuit related to Kersaf and certain of its affiliates, and each of the parties to the settlement agreement released all other parties to the settlement agreement from any and all claims, subject to certain limited exceptions;

•                  Certain contractual arrangements were terminated, including Kersaf’s non-compete agreement and Kerzner’s rights in Kersaf’s project in Port Ghalib, Egypt;

•                  Kersaf paid us $32.0 million, plus interest accruing at a rate of 7.0% per annum from December 2, 2002, out of the proceeds of the Kersaf Offering in full satisfaction of a note delivered to us in connection with the settlement agreement;

•                  The date by which Kersaf was obligated to sell at least 2.0 million of our Ordinary Shares in a registered public offering was extended from October 31, 2002 to February 28, 2003, which obligation was satisfied by Kersaf by completing the Kersaf Offering on December 18, 2002; and

•                  Kersaf’s obligation to make the annual payment referred to above was terminated effective December 2, 2002.

Registration Rights and Governance Agreement

As part of the SIIL reorganization, we entered into a registration rights and governance agreement with Kersaf, WLG, Caledonia, CMS and certain of their respective affiliates, which was amended as part of the November 2002 settlement.  This agreement, and a related proxy, governs the voting of Kersaf’s Ordinary Shares that are subject to a proxy discussed above in “(A) Major Shareholders.” Among other things, under this agreement, as amended:

•                  Kersaf, Caledonia, WLG and CMS agreed to certain transfer restrictions that generally limit the ability of each party to purchase or sell our Ordinary Shares.  As part of the November 2002 settlement, this agreement was modified so that Kersaf will no longer have the right to enforce these transfer restrictions.

•                  Each of Kersaf, Caledonia, CMS, WLG and certain of their respective affiliates were granted certain demand registration rights that may require us to register all or part of their Ordinary Shares of Kerzner in one or more registered public offerings from time to time as follows:  (i) Kersaf agreed to sell not less than 2.0 million of our shares in a registered public offering before June 30, 2002 (which date was subsequently extended to February 28, 2003), subject to certain extensions (the “Minimum Year One Sale”), (ii) following such offering, Kersaf and certain of its affiliates have one or more demand registration rights each covering no less than 1.0 million Ordinary Shares, (iii) following March 31, 2002, Caledonia and certain of its affiliates have one or more demand registration rights each covering no less than 1.0 million Ordinary Shares, (iv) following June 30, 2003, WLG and certain of its affiliates have one demand registration right covering no less than 0.5 million Ordinary Shares and, following the earlier of June 30, 2004, and the date Caledonia and certain of its affiliates have disposed of 2.5 million of their Ordinary Shares, one or more demand registration rights each covering no less than 1.0 million Ordinary Shares, and (v) following March 31, 2002, CMS and certain of its affiliates have one or more demand registration rights each covering no less than 1.0 million Ordinary Shares.  Kersaf satisfied the Minimum Year One Sale by completing a secondary offering of 2.3 million of our Ordinary Shares on December 18, 2002.

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

Harborside at Atlantis

In 2000, we entered into a series of promissory notes with Harborside at Atlantis to fund 50% of the construction cost of the timeshare units on Paradise Island in The Bahamas.  These notes amounted to $16.5 million at December 31, 2004.  The largest amount of loans outstanding at any one time to Harborside at Atlantis was $25.0 million during 2001.  We earn interest on these advances at a rate equal to one-month LIBOR plus 250 basis points, which was 4.9% at December 31, 2004.  The loans were made simultaneously with loans from Starwood, which mirror the amounts, terms and conditions of our loans.  Our loans and the Starwood loans are pari passu with respect to payments of principal and accrued interest and such payments will be made in cash, as it is available from the sale of timeshare units.  Of the amount advanced to Harborside at Atlantis, the Company does not anticipate repayment within the next twelve months.

We provide marketing, administrative and development services to Harborside at Atlantis from which we earned fees of $2.8 million, $1.8 million and $1.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Management Services and Fees

We provide development, management and marketing services to SRL, a Mauritius company in which we own a 20.4% equity interest, and to all resorts owned by SRL, through 2023.  The management services we provide to SRL are subcontracted to Kerzner by One&Only Management, a company owned 75% by us and 25% by SRL as of January 1, 2005.  We provide all development and marketing services to SRL and receive fees for providing such services.

We assigned to One&Only Management the management agreement for the One&Only Kanuhura, a Maldives company, in which we initially owned a 25% equity interest.  As of January 1, 2005, our ownership interest in the One&Only Kanuhura further decreased to 18.75% and SRL’s interest increased to 6.25%, as SRL purchased an additional 1.25% interest from us.  Pursuant to a subcontract agreement with One&Only Management, we provide comprehensive management services to the One&Only Kanuhura.  The terms of the management agreement run concurrent with the terms of a lease between the One&Only Kanuhura and the government of the Maldives to lease the One&Only Kanuhura.  That lease expires in 2026 and is subject to extension.  Similar to our agreements in Mauritius, we provide all development and marketing services to the One&Only Kanuhura.

We provide management services to the One&Only Palmilla, a deluxe, five-star property located near Cabo San Lucas.  In connection with the purchase of our 50% ownership interest in the One&Only Palmilla, we entered into long-term management and development agreements related to the property that will expire in 2022.

We provide management services to the One&Only Royal Mirage, a luxury 466-room hotel in Dubai, pursuant to a long-term management agreement with the Government of Dubai that will expire in 2019.

In June 2002, we entered into management and development agreements for the One&Only Reethi Rah, a 130-room luxury resort on North Male Atoll in the Maldives that we expect to open in the second quarter of 2005.  The management and development agreements related to this property are co-terminus with the owner’s lease, which expires in 2020.  SRL’s board of directors has approved the exercise of its right to participate on a proportionate basis (effective January 1, 2005 and the participation of SRL increased to 25%) with us in connection with the One&Only Reethi Rah.  We expect to transfer the management agreement for the One&Only Reethi Rah to One&Only Management.  See “Item 5. Operating and Financial Review and Prospects, (F) Off-Balance Sheet Arrangements” for further information.

We provide management services to Harborside at Atlantis, a joint venture in which we own a 50% equity interest.

We also have management, development and/or marketing agreements with respect to each of Atlantis, The Palm (see “Item 4.  Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, The Palm”) and the One&Only Cape Town (see “Item 4.  Information on the Company, (B) Business Overview—The Properties—One&Only—South Africa”).  As of December 31, 2004, we had not recognized any management, development or marketing fees associated with these projects, other than the $0.4 million in development fees related to Atlantis, The Palm.

Office Lease

Effective February 2002, we entered into a lease agreement with Tennyson Properties Limited, which we believe was an arm’s length transaction, whereby we are leasing office space in Buckinghamshire in the United Kingdom for a period of 15 years.  The annual rent is approximately £205,000 (which is the equivalent of approximately $395,000 at December 31, 2004) and is subject to increase every five years to the current fair market value.  Tennyson Properties Limited is owned by a family trust established by Mr. S. Kerzner.

Long-Term Contract Fees

As part of the restructuring of our then majority shareholder, SIIL, Kersaf agreed to pay us $32.1 million in December 2002.  Of this amount, $14.7 million (which represents the future payments that were to be received over the term of the underlying agreements from 2005 to 2008) is classified as deferred revenue as of December 31, 2004.  This long-term contract fee payment was established at $2.4 million in 1994 and increased at a rate of 3.3% per year and was paid annually.  We received our last payment on December 2, 2002, and pursuant to the settlement agreement with Kersaf, described above in “Global Settlement,” Kersaf’s obligation to make payments was terminated effective as of that date.  See Note 20—Gain on Settlement of Territorial and Other Disputes in the accompanying consolidated financial statements.

(C)       Interests of Experts and Counsel

Not applicable.

Item 8.                              Financial Information

(A)       Consolidated Statements and Other Financial Information

Please refer to Item 18 for our consolidated financial statements and the report of the independent registered public accounting firm.

Legal Proceedings

Other Litigation

The Company is involved in certain litigation and claims incidental to its business.  The Company does not believe, based on currently available information, that these matters will have a material adverse effect on the accompanying consolidated financial statements.

Enforceability Of Civil Liabilities

We are a Bahamian international business company incorporated under the International Business Companies Act, 2000 of the Commonwealth of The Bahamas.  Certain of our directors and executive officers reside outside the United States.  A substantial portion of the assets of such persons and most of our assets are located outside the United States.  As a result, in the opinion of Harry B. Sands and Company, our Bahamian counsel, it may be difficult or impossible to effect service of process within the United States upon such persons, to bring suit in the United States or to enforce, in U.S. courts, any judgment obtained there against such persons predicated upon any civil liability provisions of U.S. federal securities laws.  It is unlikely that Bahamian courts would entertain original actions against Bahamian companies, their directors or officers predicated solely upon U.S. federal securities laws.  Furthermore, judgments predicated upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas.  Rather, a lawsuit must be brought in The Bahamas on any such judgment.  Subject to consideration of private international law, in general, a judgment obtained after due trial by a court of competent jurisdiction, which is final and conclusive as to the issues in connection, is actionable in Bahamian courts and is impeachable only upon the grounds of (i) fraud, (ii) public policy and (iii) natural justice.

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

(B)       Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2004.

Item 9.                              The Offer and Listing

(A)       Offer and Listing Details

The Ordinary Shares do not trade on any foreign exchange.  The Ordinary Shares have been listed and traded on the NYSE since March 1, 1996.  On March 24, 2005, the closing price of our Ordinary Shares on the NYSE was $60.60.

The following tables set forth the range of high and low closing sale prices of the Ordinary Shares as reported on the NYSE during the periods shown.

For the year:

	High	Low
2004	$62.75	$38.47
2003	39.02	19.37
2002	31.20	18.80
2001	28.50	17.13
2000	23.75	15.88

For the quarter:

		High	Low
2004:	4th quarter	$62.75	$44.50
	3rd quarter	48.04	42.00
	2nd quarter	47.56	41.41
	1st quarter	46.46	38.47
2003:	4th quarter	39.02	34.78
	3rd quarter	37.60	30.11
	2nd quarter	32.21	22.25
	1st quarter	23.45	19.37

For the month:

	High	Low
2005 February	$66.90	$61.60
2005 January	60.33	56.05
2004 December	62.75	56.84
2004 November	57.75	50.92
2004 October	51.03	44.50
2004 September	44.58	42.00

(B)       Plan of Distribution

Not applicable.

(C)       Markets

Since March 1, 1996, our Ordinary Shares have been listed and traded on the NYSE.  Our Ordinary Shares are not listed on and do not trade on any other exchange.

In July 2004, we completed an equity offering in The Bahamas of approximately 4.3 million BDRs, which are the equivalent of approximately 0.4 million Ordinary Shares.  The BDRs are listed and trade on The Bahamas International Securities Exchange.

(D)       Selling Shareholders

Not applicable.

(E)         Dilution

Not applicable.

(F)         Expenses of the Issue

Not applicable.

Item 10.                       Additional Information

(A)       Share Capital

Not applicable.

(B)       Memorandum and Articles of Association

On March 24, 2005, the Company amended and restated its Articles of Association including, in part, the provisions of Article 93 related to circumstances and procedures pursuant to which the Company may force a Company securities holder who has been found disqualified by a Gaming Authority with jurisdiction over the Company to dispose of its securities.  A copy of our Amended and Restated Articles of Association is filed herewith as Exhibit 1.1(b).

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

A description of certain provisions of the Company’s Amended and Restated Memorandum of Association and Restated Articles of Association is incorporated by reference to the “Description of Capital Stock” section of the Company’s Form F-3 filed with the SEC on May 23, 2002 in file number 333-88854.

Kerzner is registered under number 46,600B at the Companies Registry of The Bahamas.  Kerzner’s purpose, as stated in the Memorandum, is “to engage in any act or activity that is not prohibited under any law for the time being in force in the Commonwealth of The Bahamas.”

(C)       Material Contracts

The following is a summary of each material contract in which we or any of our subsidiaries have been a party to for the past two years.

Heads of Agreement

On May 26, 2003, Kerzner entered into a new Heads of Agreement with the Government of The Bahamas.  In May 2004 and December 2004, we entered into supplements to the Heads of Agreement, pursuant to which we modified certain components involved in the Phase III expansion, which now includes a new luxury all-suite hotel, an expansion of our convention facilities, expanded water attractions and an addition to Harborside at Atlantis.  A description of the Heads of Agreement, as supplemented, and the Phase III expansion can be found at “Item 4.  Information on the Company, (B) Business Overview—Certain Matters Affecting Our Bahamian Operations—Heads of Agreement” and “Item 4.  Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island.”

2.375% Convertible Senior Subordinated Notes Indenture

In April 2004, Kerzner issued $230.0 million principal amount of 2.375% Convertible Senior Subordinated Notes due 2024 which, after related issuance costs, resulted in net proceeds of approximately $223.7 million.  All of the proceeds received from the issuance of the 2.375% Convertible Senior Subordinated Notes will be used to fund future capital expenditures and for general corporate purposes.

The 2.375% Convertible Senior Subordinated Notes may be converted into cash and Ordinary Shares at an initial conversion rate of 17.1703 shares per $1,000 principal amount in accordance with the terms of the indenture.  This conversion rate is equal to a conversion price of approximately $58.24 per Ordinary Share.

The 2.375% Convertible Senior Subordinated Notes, which are unsecured obligations, are not guaranteed by any of Kerzner’s subsidiaries and therefore are effectively subordinated to the subsidiary guarantees of the 8 7/8% Senior Subordinated Notes.  Interest on the 2.375% Convertible Senior Subordinated Notes is payable semi-annually and commenced on October 15, 2004.

8 7/8% Senior Subordinated Notes Indenture

On August 14, 2001, Kerzner and KINA (together, the “Companies”) issued $200.0 million principal amount of 8 7/8% Senior Subordinated Notes due 2011, which, after costs, resulted in net proceeds of approximately $194.0 million.  All of proceeds received from the issuance of the 8 7/8% Senior Subordinated Notes were used to repay amounts outstanding under our then-existing amended and restated revolving credit facility.

In May 2002, the Companies issued an additional $200.0 million principal amount of 8 7/8% Senior Subordinated Notes and used the proceeds to repay the Companies outstanding 9% Senior Subordinated Notes pursuant to the Tender Offer, Consent Solicitation and Redemption of such notes described above.

The 8 7/8% Senior Subordinated Notes, which are unsecured obligations, are unconditionally guaranteed by substantially all of the wholly owned subsidiaries of Kerzner and KINA.  Interest on the 8 7/8% Senior Subordinated Notes is payable semi-annually and commenced on February 15, 2002.  The indenture for the 8 7/8% Senior Subordinated Notes contains certain covenants, including limitations on the ability of the Companies to, among other things:  (i) incur additional indebtedness, (ii) incur certain liens and (iii) make certain other restricted payments.

Amended Credit Facility

On July 7, 2004, Kerzner, KINA and KIB, as co-borrowers, entered into an amended and restated revolving credit facility with a syndicate of lenders.  This facility is described in “Item 4.  Information on the Company, (A) History and Development of the Company—Amended Credit Facility.”  We had no borrowings outstanding as of December 31, 2004 under the Amended Credit Facility.  Our availability as of December 31, 2004 was $494.0 million, due to the $6.0 million in outstanding letters of credit.  In February 2005, we further amended the Amended Credit Facility (i) to conform its description of the Phase III expansion to that included in the Heads of Agreement, as supplemented in December 2004, (ii) to provide for the release from the liens granted to the holders of the property required for the proposed condo-hotel and Ocean Club Residences & Marina and (iii) to allow a deposit of up to $74.0 million of our cash and cash equivalents to secure our obligation to contribute equity capital to Atlantis, The Palm.

Mohegan Sun Agreements

In February 1998, TCA and the Mohegan Tribe entered into the Relinquishment Agreement pursuant to which TCA receives the Relinquishment Fees and a development services agreement pursuant to which TCA agreed to develop the Project Sunburst expansion for a $14.0 million development fee.  These agreements are described in “Item 4.  Information on the Company, (A) History and Development of the Company.”

Atlantis, The Palm

On September 22, 2003, we entered into agreements to form a joint venture with Nakheel LLC, an entity owned by the Royal Family of Dubai, to develop Atlantis, The Palm.  On June 23, 2004, we entered into an agreement with Istithmar, an entity indirectly wholly owned by the Royal Family of Dubai, which has assumed all obligations and rights of its affiliate, Nakheel LLC.  We and Istithmar have each agreed to invest $100.0 million in the form of Class A common stock in the joint venture, and Istithmar has agreed to underwrite $200.0 million of the joint venture’s limited voting Class B common stock.  In addition, each of Istithmar and Kerzner will provide, on a joint and several basis, additional sponsor support of up to $55.0 million with respect to cost overruns and post-completion debt service obligations.  In addition to the joint and several sponsor support, Istithmar has agreed to provide a $100.0 million guarantee to cover any post-completion debt service obligations over $55.0 million. Further, Istithmar has agreed to provide an additional guarantee for cost overruns over $55.0 million.  The balance of the financing is expected to be obtained through a $700.0 million syndicated term loan facility that is limited recourse to Kerzner.  The closing of the term loan facility is expected to occur in the second quarter of 2005.  The transaction remains subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.  See “Item 4.  Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, The Palm” for further information.

Management and Development Agreements

In November 2003, we entered into an agreement with Victoria & Alfred Waterfront (Pty) Limited to develop the One&Only Cape Town, a new luxury hotel at the highest end of the market in Cape Town, South Africa.  We intend to form a joint venture in which we will own a minority interest to develop and operate this 163-room One&Only luxury hotel.

In September 2003, we agreed to form a joint venture with Nakheel LLC to develop Atlantis, The Palm.  See “Item 4.  Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, The Palm.”  As part of the transaction, Kerzner has agreed to enter into a long-term management agreement and has entered into a development agreement with a subsidiary of Kerzner Istithmar that entitles us to receive $20.0 million and reimbursement of certain expenses over the development period of Atlantis, The Palm.  We currently have a 50% ownership interest in Kerzner Istithmar, and as such, we expect to recognize $10.0 million in development fees over the development period.

In September 2002, we purchased a 50% ownership interest in the 115-room the One&Only Palmilla, a deluxe, five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.8 million, including transaction costs.  In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022.  In connection with the expansion of the resort, we guaranteed $46.5 million of the debt-financing that the One&Only Palmilla obtained from third-parties.  In 2004, we also provided the One&Only Palmilla with approximately $14.5 million of completion loans.  On December 17, 2004, the One&Only Palmilla entered into two promissory notes pursuant to which it borrowed $110.0 million and all of the One&Only Palmilla’s existing loans were repaid, including Kerzner’s completion loans, and Kerzner’s $46.5 million guarantee was extinguished.  The new indenture governing the promissory notes provides recourse to Kerzner in the event certain representations and warranties are violated.  See “Item 5.  Operating and Financial Review and Prospects, (C) Operating Results—Off-Balance Sheet Arrangements.”  In connection with the operating agreement related to the One&Only Palmilla, the owner of the other 50% interest has the right to require us to acquire its 50% interest for a price of $36.3 million, plus 50% of the One&Only Palmilla’s working capital, with the price subject to adjustment, during the first year of the option period.  See “Item 5.  Operating and Financial Review and Prospects, (F) Tabular Disclosure of Contractual Obligations.”

In June 2002, we entered into management and development agreements for the One&Only Reethi Rah, a 130-room luxury resort on North Male Atoll in the Maldives, that we expect to open in the second quarter of 2005.  The management and development agreements related to this property are co-terminus with the owner’s lease, which expires in 2020.  SRL’s board of directors has approved the exercise of its right to participate on a proportionate basis (effective January 1, 2005, increased to 25%) with us in connection with the One&Only Reethi Rah.  We expect to transfer the management agreement for the One&Only Reethi Rah to One&Only Management.  As part of this development, we have committed to provide certain financing arrangements to the current owner.  See “Item 5.  Operating and Financial Review and Prospects, (B) Liquidity and Capital Resources—Off-Balance Sheet Arrangements.”

We have long-term management agreements with each of five hotels in Mauritius that are owned by SRL:  the One&Only Le Saint Géran, the One&Only Le Touessrok, Sugar Beach Resort, La Pirogue Hotel and Le Coco Beach Hotel.  The term of each of these management agreements was extended from 2008 until 2023 in December 2002 when we entered into an agreement with SRL to form One&Only Management for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and the One&Only Kanuhura in the Maldives.  As of January 1, 2005, One&Only Management was owned 75% by us and 25% by SRL.  Subject to certain conditions, SRL’s ownership interest will increase incrementally through 2009, for no additional consideration, at which time it will own 50% of One&Only Management.  In connection with the formation of

One&Only Management, we subcontracted to it all of our Mauritius management agreements and assigned to it the One&Only Kanuhura management agreement, and SRL purchased 20% of our debt and equity interests in the One&Only Kanuhura.  As of January 1, 2005, our ownership interest in the One&Only Kanuhura further decreased to 18.75% and SRL’s interest increased to 6.25%, as SRL purchased an additional 1.25% interest from us.  Pursuant to an additional subcontract arrangement with One&Only Management, we provide comprehensive management services to the five Mauritius resorts and receive a management fee calculated as a percentage of revenues and adjusted EBITDA, as defined.  One&Only Management also is entitled to a marketing fee calculated as a percentage of revenues, although it has subcontracted to us all marketing services and benefits thereof with respect to the five Mauritius resorts.

In July 2001, we entered into a management agreement to provide comprehensive management services to the One&Only Kanuhura in the Maldives.  In connection with the formation of One&Only Management, we assigned the One&Only Kanuhura management agreement to One&Only Management, which subsequently subcontracted such agreement back to us.  The management fee is calculated as percentages of revenue and adjusted EBITDA and it expires in 2026.  One&Only Management also receives a marketing fee calculated as a percentage of revenues, although it has subcontracted to us all marketing services, and related benefits with respect to the One&Only Kanuhura.  See “Item 5.  Operating and Financial Review and Prospects, (F) Off-Balance Sheet Arrangements” for further information.

We have a management agreement to manage the expanded One&Only Royal Mirage Hotel in Dubai, which originally opened in August 1999.  Pursuant to this agreement, we receive a management fee calculated as a percentage of revenues and gross operating profits, as defined.  The management fee schedule may be renegotiated after 10 years.  This management agreement expires in 2019.

Harborside at Atlantis Joint Venture

In 1999, we formed a joint venture with SVO (formerly Vistana, Inc.) a subsidiary of Starwood, to develop a timeshare project on Paradise Island adjacent to Atlantis, Paradise Island called Harborside at Atlantis.  We and SVO each hold a 50% interest in Harborside at Atlantis.  We have a marketing agreement in connection with Harborside at Atlantis, pursuant to which we receive marketing fees based on a percentage of timeshare sales.  We also receive development fees in connection with a development agreement with Harborside at Atlantis, pursuant to which we receive fees based on a percentage of the total construction costs.

Purchase Agreement between the Company and Colony

The Purchase Agreement among KINA, as parent, GGRI, Inc., as Seller and Colony as Buyer (the “Purchase Agreement”) was dated October 30, 2000.  The contract was entered into between the parties to effect the Resorts Atlantic City Sale described in “Item 4.  Information on the Company, (A) History and Development of the Company.”  The Resorts Atlantic City Sale was completed on April 25, 2001, for a purchase price of approximately $144.5 million, including accrued interest (the “Resorts Atlantic City Sale”).  The proceeds received from Colony consisted of approximately $127.0 million in cash and an unsecured $17.5 million note which was paid in full in March 2002.

Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the “Atlantic City Option”) to acquire certain undeveloped real estate adjacent to Resorts Atlantic City that we previously owned for a purchase price of $40.0 million.  In February 2004, we and Colony agreed to terminate the Atlantic City Option and entered into a new agreement pursuant to which we sold the undeveloped real estate adjacent to Resorts Atlantic City to a wholly owned subsidiary (the “Purchaser”) of Colony RIH Holdings, Inc. for a purchase price of $40.0 million.  The sale was completed on March 18, 2004.  The purchase price was paid in the form of a promissory note which matures on March 10, 2009 (the “NJ Note”).  The NJ Note began accruing interest on September 30, 2004 at a rate of 4.0%, which rate steps up at various intervals from the closing date of the transaction.  All principal and interest due under the NJ Note is due on March 10, 2009, which date may be accelerated by us upon certain events.  The NJ Note is secured by a first mortgage on the property sold and is guaranteed by Colony RIH Holdings, Inc. (the direct parent company of the Purchaser) initially in an amount limited to $20.0 million, which will generally increase in increments of $5.0 million annually.  The NJ Note will also be guaranteed by Resorts International Hotel and Casino, Inc.  This guarantee will go into effect when that company’s outstanding public indebtedness, which is due on March 9, 2009, has been paid.

NY Project Development Services Agreement

In March 2001, TCNY entered into a Development Services Agreement with the Stockbridge-Munsee Tribe for the development of a casino project in the Catskills region of the State of New York.  The Development Agreement was amended and restated in February 2002 and subsequently amended in both October and December 2004.  Pursuant to the Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Catskills Project.  If the Catskills Project is approved and ultimately developed, TCNY will earn a development fee of 5% of gross revenues (as defined in the Development Agreement) as compensation for its services (subject to certain priorities), beginning with the opening of the Catskills Project and continuing for a period of twenty years.  See “Item 4. Information on the Company, (B) Business Overview—Gaming—Trading Cove New York” for more information.

Internet Gaming Agreement

In February 2002, we agreed to sell 50% of Kerzner Interactive Limited to Station, who paid us a non-refundable deposit of $4.5 million in July 2002.  Subsequently, this agreement was restructured and Station received an option through early January 2003 to purchase 50% of the operation in consideration for the $4.5 million previously received.  Since that time, we concluded that this business would not be economically viable in the short to medium term.  We discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003 and the Company and Station mutually agreed to terminate this transaction.  See “Item 4.  Information on the Company, (B) Business Overview—Internet Gaming” for more information.

Northampton, England-Gaming License

On April 9, 2003 we announced that we had agreed to acquire from LCI for $2.1 million a property located in the city center of Northampton, England.  On March 30, 2004, we announced that the Gaming Board of Great Britain had granted us a Certificate of Consent, which has enabled us to transfer a gaming license held by LCI into our name and proceed with our plans for a casino in Northampton.  In February 2005, the Northampton project was approved by the local planning authorities and we have commenced construction on this project.  We expect to develop and operate the new casino facility on an approximate 30,000 square foot site.  See “Item 4.  Information on the Company, (B) Business Overview—Gaming—United Kingdom” for more information.

Development of Resort Casinos in London, East Manchester and Glasgow

On July 13, 2004, we announced our appointment as the preferred developer and/or operator with respect to the development and management of gaming, hotel and entertainment facilities for two sites in two key markets in the United Kingdom.  The sites for the projects are the Scottish Exhibition + Conference Centre in Glasgow and Sportcity in East Manchester.  We are negotiating binding agreements for both of these projects.  If these projects do not proceed, we will be required to write-off certain costs that have been incurred (as of December 31, 2004, we had approximately $10.4 million on our balance sheet with respect to these projects).

In addition, on July 13, 2004, we also announced that we had entered into a binding agreement with affiliates of Anschutz Entertainment Group for the development and operation of a casino and hotel resort facility at the Millennium Dome in London.  Pursuant to our agreement with Anschutz Entertainment Group, we plan to develop and operate an approximately $350.0 million resort casino and hotel.  See “Item 4.  Information on the Company, (B) Business Overview—Gaming—United Kingdom” for more information on these projects.

Morocco, Destination Resort

On July 22, 2004, we announced that Kerzner and two local Moroccan companies, SOMED and CDG, had entered into an agreement with the Government of the Kingdom of Morocco that contemplates the creation of a joint venture that will own a destination resort casino in Morocco that we will develop and manage.  In addition, Kerzner, SOMED and CDG entered into an Agreement in Principle with respect to the ownership, development and management of this resort.  The agreement with the Government and the Agreement in Principle are both subject to obtaining third-party financing and the satisfactory negotiation of definitive documents with our prospective Moroccan partners.  The cost of the project is estimated at $230.0 million.  We will initially own 50% of the joint venture, requiring Kerzner to commit up to approximately $47.0 million.  See “Item 4.  Information on the Company, (B) Business Overview—Destination Resorts—Morocco” for more information on this project.

Bahamas Union Contract Arrangements

In The Bahamas, as of December 31, 2004, approximately 3,600 of our employees were represented by The Bahamas Hotel, Catering and Allied Workers Union.  Kerzner International Bahamas Limited participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area.  The association and the union are parties to a contract that expires on January 7, 2008.

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

(E)   Taxation

Certain U.S. Federal Income Tax Considerations

The following is a general discussion of certain U.S. federal income tax consequences to the acquisition, ownership and disposition of Ordinary Shares.  For purposes of this discussion, a “U.S. Holder” means an individual citizen or resident of the United States, a corporation or entity treated as a corporation organized under the laws of the United States or of any state or political subdivision thereof, or an estate or trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

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

Ownership of Ordinary Shares

Dividends on Ordinary Shares paid to U.S. Holders will be treated as dividend income for U.S. federal income tax purposes to the extent of our undistributed current or accumulated earnings and profits as computed for U.S. federal income tax purposes.  In the case of an individual U.S. Holder, such dividend income will be eligible for a maximum tax rate of 15% for dividends received before January 1, 2009, provided that such holder holds the Ordinary Shares for at least 60 days of the 121-day period beginning 60 days before the date on which Ordinary Shares become ex-dividend with respect to such dividend and certain other conditions are satisfied.  Furthermore, such dividends will generally not be eligible for the dividends received deduction available to certain U.S. corporations under Section 243 of the Internal Revenue Code of 1986, as amended.

We are not a “passive foreign investment company” (a “PFIC”), a “foreign personal holding company” (an “FPHC”) or a “controlled foreign corporation” (a “CFC”) for U.S. federal income tax purposes.  We are not a CFC, since U.S. persons each owning (directly, indirectly or by attribution) 10% or more of the voting power or of our stock (“10% Shareholders”) do not collectively own more than 50% of the voting power or value of our stock, or an FPHC, since it is not the case that five or fewer individuals who are U.S. citizens or residents own (directly, indirectly, or by attribution) more than 50% of the voting power or value of our stock.  If more than 50% of the voting power or value of our stock were owned (directly, indirectly or by attribution) by 10% Shareholders, we would become a CFC and each such 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of a portion of our undistributed income.  If more than 50% of the voting power or value of our stock were owned (directly, indirectly or by attribution) by five or fewer individuals who are citizens or residents of the United States and if at least 60% of our income consisted of certain interest, dividend or other enumerated types of income, we would be an FPHC.  If we were an FPHC, each U.S. Holder (regardless of the amount of stock owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of our undistributed income of specified types.  If our foreign ownership interests were to decrease, or if U.S. persons were to acquire a greater ownership interest in our foreign stock holders, then it is possible that we could become a CFC or FPHC if we otherwise satisfied the tests set forth above.

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

If we were a FPHC or a PFIC, an individual U.S. Holder would not be eligible for the 15% tax rate on dividends discussed in the first paragraph of this section.  The FPHC rules were repealed by the American Jobs Creation Act of 2004, and cease to apply after December 31, 2004.

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

The Bahamas does not impose any income, capital gains or withholding taxes.  Therefore, the Company will not be subject to income tax in The Bahamas on an ongoing basis and if we were to pay dividends on Ordinary Shares to holders thereof, they would not be subject to a Bahamian withholding tax.  The Company, however, is subject to gaming taxes and other governmental fees and charges.  There are no reciprocal tax treaties with The Bahamas.

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

(I)    Subsidiary Information

Please refer to “Item 4.  Information on the Company, (C) Organizational Structure” for a list of our significant subsidiaries.  A list of our significant subsidiaries is filed with this Annual Report as Exhibit 8.  See “Item 19.  Exhibits.”

Item 11.        Quantitative and Qualitative Disclosures About Market Risk

Our major market risk exposure is interest rate risk directly related to our bank debt and interest rate swaps on our fixed rate debt.  As of December 31, 2004, we had interest rate swaps on $150.0 million of our fixed rate debt.

We attempt to limit our exposure to interest rate risk by managing the mix of fixed and variable rate debt, and by entering into variable interest rate swap agreements to hedge a portion of our fixed rate debt.  See “Item 5.  Operating and Financial Review and Prospects, (B) Liquidity and Capital Resources—Interest Rate Swap Agreements” for further discussion.  These interest rate swap agreements are entered into with a number of financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss.

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

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment.  The fair value of fixed rate debt is based on the market value on the balance sheet date plus accrued interest to the last payment date.  The fair value of interest rate swaps is determined from representations of financial institutions and represents the discounted future cash flows through maturity or expiration using current rates, and is effectively the amount we would pay or receive to terminate the agreements.  We estimated the fair value of our $2.8 million Palmilla guarantee by calculating the net present value of the difference in cash flows of interest payments between the estimated interest amounts payable without the guarantee and the cash flows of those same interest payments with the guarantee, the difference representing the estimated fair value of the guarantee.

Interest Rate Sensitivity

The table below provides information about the Company’s derivative instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations.  For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.  For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates.  Notional amounts are used to calculate the contractual payments to be exchanged under the contract.  Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.  The information is presented in U.S. dollar equivalents, which is the Company’s reporting currency.

December 31, 2004 (In Thousands of Dollars) Asset (Liability)								Fair Value December 31, 2004
	Expected Maturity Date
	2005	2006	2007	2008	2009	Thereafter	Total

Fixed rate debt:
8 7/8% Notes	$—	$—	$—	$—	$—	$(400,000)	$(400,000)	$(443,915)
Interest rate swaps:
Notional amount	$—	$—	$—	$—	$—	$150,000	$150,000	$11,839
Average pay rate (a)								4.93%
Average receive rate	8.875%	8.875%	8.875%	8.875%	8.875%	8.875%		8.875%

(a)   Based on average spreads ranging from 2.95-3.02% plus six-month LIBOR.

In connection with our interest rate swap agreements, for every 100 basis points that LIBOR increases or decreases, interest expense correspondingly changes by $1.5 million per annum.

Item 12.        Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.        Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.        Controls and Procedures

As of the end of the period covered by this report, the Company’s management (with the participation of its chief executive officer and chief financial officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

No change in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) occurred during the year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

In the last two years, we have significantly enhanced our controls over financial reporting.  We added additional accounting professionals to our staff and improved the level of review of the application of accounting literature with respect to significant transactions.

Item 16A.     Audit Committee Financial Expert

Our audit committee consists of Messrs. Buckley, Marks, Siegel and Kazim.  The Board of Directors has determined that our audit committee does not have an “audit committee financial expert,” as defined in new rules promulgated by the SEC.  Although a person with such qualifications does not serve on the audit committee, the Board of Directors believes that the members of the audit committee collectively possess the knowledge and experience to oversee and assess the performance of our management and auditors, the quality of our disclosure controls, the preparation and evaluation of our financial statements and our financial reporting.  Our Board of Directors also believes that the members of the audit committee collectively possess the understanding of audit committee functions necessary to diligently execute their responsibilities.  Biographical information for each member of the audit committee is available in Item 6.  Directors, Senior Management and Employees of this Annual Report.

Item 16B.     Code of Ethics

We have a Code of Business Conduct and Ethics applicable to all of our employees, officers and directors (including our principal executive officer and our principal financial and accounting officer).  A copy of our Code of Business Conduct and Ethics is available in print on request and can be found as Exhibit 11.2 to our Annual Report on Form 20-F for the year ended December 31, 2003, filed on March 30, 2004.  Since its adoption in 2003, there have been no amendments or waivers to this Code of Business Conduct and Ethics.

Item 16C.    Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed or to be billed to us by Deloitte & Touche LLP or its affiliates, our principal accountants, for the following categories of fees from each of the last two years:

	2004	2003
	(in thousands)
Audit fees	$1,533	$1,633
Audit-related fees (1)	499	374
Tax fees (2)	780	125

Total fees	$2,812	$2,132

(1)   Audit-related fees consist of fees related to the performance of audits and attest services not required by statute or regulations, audits of the Company’s benefit plans, due diligence services, advisory services related to Section 404 of the Sarbanes-Oxley Act of 2002, and financial accounting and reporting consultations.

(2)   Tax fees consist of tax compliance, tax advice and tax planning services.

The audit committee has concluded that the provision of the non-audit services listed above is compatible with maintaining the independence of our principal accountants.

The audit committee is responsible for making a recommendation to shareholders for appointing and removing the independent auditor, setting their compensation and overseeing their work.  The audit committee has a policy for the pre-approval of all audit and permissible non-audit services provided by the independent auditor.  The audit committee pre-approved 100% of the fees for 2004.

Item 16D.     Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During 2004, neither the Company nor any affiliated purchaser made any purchase of any class of equity securities that the Company has registered pursuant to Section 12 of the Securities Exchange Act of 1934.

PART III

Item 17.        Financial Statements

Not applicable.

Item 18.        Financial Statements

(A)          List of Financial Statements and Financial Statement Schedules

Item 19.        Exhibits

EXHIBITS

Exhibit Numbers	Description	Incorporation by Reference to

1.1(a)	Restated Articles of Association of Kerzner dated as of June 26, 2001	Exhibit 1 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2000, filed on July 2, 2001, File No. 001-04226

1.1(b)	Amended and Restated Articles of Association of Kerzner dated as of March 24, 2005	Filed herewith as Exhibit 1.1(b)

1.2	Amendment to Restated Articles of Association of Kerzner dated as of September 24, 2001	Exhibit 3.3 to Registration Statement on Form F-4, filed on July 18, 2002, File No. 333-96705-36

1.3	Amended and Restated Memorandum of Association of Kerzner	Exhibit 3.1 to Registration Statement on Form F-4, filed on November 7, 1996, File No. 333- 15409

1.4	Amendment to Memorandum of Association of Kerzner	Exhibit 3.6 to Registration Statement on Form F-4/A, filed on August 12, 2002, File No. 333-96705-36

1.5	Restated Certificate of Incorporation, as amended, of Kerzner International North America, Inc.	Exhibit 3.3 to Registration Statement on Form F-4, filed on March 20, 1997, File No. 333-23665-01

1.6	Certificate of Amendment of Restated Certificate of Incorporation of Kerzner International North America, Inc.	Exhibit 3(a)(2) to Form 10-K405 Annual Report of KINA for the fiscal year ended December 31, 1996, filed on March 20, 1997, File No. 001-04748

1.7	Certificate of Amendment of Restated Certificate of Incorporation of Kerzner International North America, Inc.	Exhibit 3.7 to Registration Statement on Form F-4/A dated August 12, 2002, in File No. 333-96705-36

1.8	Amended and Restated By-Laws of Kerzner International North America, Inc.	Exhibit 3(b) to Form 10-Q Quarterly Report of KINA for the quarter ended June 30, 1996, filed on August 7, 1996, File No. 001-04748

2.1	Form of Inter-Borrower Agreement dated as of March 10, 1997, between Kerzner and KINA	Exhibit 4(e)(4) to Form 10-K405 Annual Report of KINA for the fiscal year ended December 31, 1996, filed on March 20, 1997, File No. 001-04748

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

Exhibit 2.3(b) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2001, filed on May 30, 2002, File No. 001-04226

2.2(c)	Indenture dated as of August 14, 2001, among Kerzner and KINA, as issuers, the Guarantors party thereto, and The Bank of New York, as trustee	Exhibit 2(c) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226

2.2(d)	Supplemental Indenture dated as of September 19, 2001 to Indenture dated as of August 14, 2001	Exhibit 99(a) to Form 6-K of Kerzner, filed on September 20, 2001, File No. 001-04226

2.2(e)	Second Supplemental Indenture dated as of May 20, 2002 to Indenture dated as of August 14, 2001	Exhibit 4.3 to Registration Statement on Form F-4, filed on July 18, 2002, File No. 333-96705-36

Exhibit Numbers	Description	Incorporation by Reference to

2.2(f)	Third Supplemental Indenture dated as of November 18, 2002 to Indenture dated as of August 14, 2001	Exhibit 99.2 to Form 6-K of Kerzner, filed on November 21, 2002, File No. 001-04226

2.2(g)	Fourth Supplemental Indenture dated as of May 7, 2003 to Indenture dated as of August 14, 2001	Exhibit 99(1) to Form 6-K of Kerzner, filed on June 4, 2003, File No. 001-04226

2.2(h)	Fifth Supplemental Indenture dated as of September 10, 2004 to Indenture dated as of August 14, 2001	Filed herewith as Exhibit 2.2(h)

2.2(i)	Sixth Supplemental Indenture dated as of March 24, 2005 to Indenture dated as of August 14, 2001	Filed herewith as Exhibit 2.2(i)

2.2(j)	Form of 8 7/8% Senior Subordinated Note due 2011	Exhibit 2(c) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226

2.2(k)	Form of Guarantee with respect to 8 7/8% Senior Subordinated Note due 2011	Exhibit 2(c) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226

2.2(l)

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

2.2(m)

Registration Rights Agreement dated as of May 20, 2002, among Kerzner and KINA, as issuers, the Guarantors party thereto, and Bear Stearns & Co. Inc., Deutsche Bank Securities Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, J.P. Morgan Securities Inc., as initial purchasers

Exhibit 2.3(f) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2001, filed on May 30, 2002, File No. 001-04226

2.3(a)	Purchase Agreement dated March 30, 2004, between Kerzner International Limited and Deutsche Bank Securities Inc., as Representative of the Initial Purchasers	Exhibit 1.1 to Registration Statement on Form F-3, filed on July 2, 2004, File No. 333-117110

2.3(b)	Indenture dated as of April 5, 2004, between Kerzner International Limited, as Issuer, and The Bank of New York Trust Company, N.A., as Trustee	Exhibit 4.1 to Registration Statement on Form F-3, filed on July 2, 2004, File No. 333-117110

2.3(c)	Form of 2.375% Convertible Senior Subordinated Note due 2024	Exhibit 4.2 to Registration Statement on Form F-3, filed on July 2, 2004, File No. 333-117110

2.3(d)	Registration Rights Agreement dated as of April 5, 2004, by and between Kerzner International Limited and Deutsche Bank Securities Inc., as Representative of the Initial Purchasers	Exhibit 4.3 to Registration Statement on Form F-3, filed on July 2, 2004, File No. 333-117110

4.1	Purchase Agreement among KINA, as Parent, GGRI, as Seller and Colony as Buyer dated as of October 30, 2000	Exhibit 10 to Form 10-Q Quarterly Report of KINA for the quarter ended September 30, 2000, filed on November 14, 2000, File No. 001-04748

4.2	Promissory Note between Colony and KINA dated as of April 25, 2001	Exhibit 2 to Form 6-K of Kerzner, filed on May 8, 2001, File No. 001-04226

4.3(a)

Fourth Amended and Restated Revolving Credit Facility dated as of November 13, 2001 among Kerzner, KINA and Kerzner International Bahamas Limited, various financial institutions as Lenders, and Canadian Imperial Bank of Commerce, as administrative agent

Exhibit 10 to Form 10-Q Quarterly Report of KINA for the quarter ended September 30, 2001, filed on November 14, 2001, File No. 001-04748

4.3(b)	Letter Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of December 14, 2001	Exhibit 4.3(b) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2002, filed on June 30, 2003, File No. 001-04226

4.3(c)	First Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of May 8, 2002	Exhibit 4.21 to Registration Statement on Form F-4, filed on July 18, 2002, File No. 333-96705-36

Exhibit Numbers	Description	Incorporation by Reference to

4.3(d)	Letter Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of May 22, 2002	Exhibit 4.3(d) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2002, filed on June 30, 2003, File No. 001-04226

4.3(e)	Letter Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of August 30, 2002	Exhibit 99.1 to Form 6-K of Kerzner, filed on December 6, 2002, File No. 001-04226

4.3(f)	Second Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of November 20, 2002	Exhibit 99.2 to Form 6-K of Kerzner, filed on December 6, 2002, File No. 001-04226

4.3(g)	Third Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of May 15, 2003	Exhibit 4.3(g) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2002, filed on June 30, 2003, File No. 001-04226

4.3(h)

Fifth Amended and Restated Credit Agreement dated as of July 7, 2004, among Kerzner International Limited, Kerzner International North America, Inc. and Kerzner International Bahamas Limited, as the Borrowers and the Guarantors, various financial institutions, as the Lenders, JPMorgan Chase Bank, as the Administrative Agent, Deutsche Bank Securities Inc. and Wells Fargo Bank N.A., as the Co-Syndication Agents, Bank of America, N.A. and Bear Stearns Corporate Lending Inc., as the Co-Documentation Agents

Exhibit 99.1 to Registration Statement on Form F-3/A, filed on August 3, 2004, File No. 333-117110

4.3(i)

First Amendment to Credit Agreement dated as of February 15, 2005, among Kerzner International Limited, Kerzner International Bahamas Limited and Kerzner International North America, Inc., as the Borrowers, and certain Lenders party thereto

Filed herewith as Exhibit 4.3(i)

4.4(a)	Heads of Agreement dated May 26, 2003, between Kerzner and the Government of the Commonwealth of The Bahamas	Exhibit 99(2) to Form 6-K of Kerzner, filed on May 28, 2003, File No. 001-04226

4.4(b)	Supplement dated May 3, 2004 to Heads of Agreement dated as of May 26, 2003	Exhibit 99.1 to Form 6-K of Kerzner, filed on May 5, 2004, File No. 001-04226

4.4(c)	Second Supplement dated December 7, 2004 to Heads of Agreement dated as of May 26, 2003	Exhibit 99.2 to Form 6-K of Kerzner, filed on December 9, 2004, File No. 001-04226

4.5(a)

Second Amended and Restated Development Services Agreement dated as of February 6, 2002 among the Stockbridge-Munsee Tribe, the Stockbridge-Munsee Tribal Gaming Authority, Trading Cove New York, LLC, KINA and Waterford Gaming Group, LLC

Exhibit 10 to Form 10-Q Quarterly Report of KINA for the quarter ended March 31, 2002, filed on May 15, 2002, File No. 001-04748

4.5(b)

Amendment to Second Amended and Restated Development Services Agreement dated as of October 19, 2004, among the Stockbridge-Munsee Band of Mohican Indians of Wisconsin, the Stockbridge-Munsee Tribal Gaming Authority, Trading Cove New York, LLC, Kerzner International North America, Inc. and Waterford Gaming Group, LLC

Filed herewith as Exhibit 4.5(b)

4.5(c)

Second Amendment to Second Amended and Restated Development Services Agreement dated as of December 21, 2004, among the Stockbridge-Munsee Band of Mohican Indians of Wisconsin, the Stockbridge-Munsee Tribal Gaming Authority, Trading Cove New York LLC, Kerzner International North America, Inc. and Waterford Gaming Group, LLC

Filed herewith as Exhibit 4.5(c)

4.6	Development Services Agreement dated February 7, 1998 between the Mohegan Tribal Gaming Authority and Trading Cove Associates	Exhibit 2.1 to Form 20- F/A of Kerzner for the year ended December 31, 1997, filed on September 3, 1998, File No. 001-04226

4.7	Relinquishment Agreement dated February 7, 1998, between the Mohegan Tribal Gaming Authority and Trading Cove Associates	Exhibit 2.2 to Form 20-F/A of Kerzner for the year ended December 31, 1997, filed on September 3, 1998, File No. 001-04226

4.8(a)	Agreement in Principle between Kerzner International Limited and Nakheel LLC, dated September 22, 2003	Exhibit 4.8 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2003, filed on March 30, 2004, File No. 001-04226

Exhibit Numbers	Description	Incorporation by Reference to

4.8(b)	Resort Management Agreement Atlantis, Palm Island dated as of May 5, 2004, between Kerzner Nakheel Limited and Kerzner International Management FZ-LLC	Filed herewith as Exhibit 4.8(b)

4.8(c)	Development Agreement for the Atlantis, Palm Island dated as of May 5, 2004, between Kerzner International Development FZ-LLC, as developer, and Kerzner Nakheel Limited, as owner	Filed herewith as Exhibit 4.8(c)

4.9	Stock Purchase Agreement dated as of February 14, 2002, by and among Station Casinos, Inc., Station Online, Inc., Kerzner and Kerzner Interactive Limited	Exhibit 4.8 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2001, filed on May 30, 2002, File No. 001-04226

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

4.12

Supplemental Agreement to the Original Shareholders’ Agreement and to the Rosegrove Shareholders Agreement dated as of July 3, 2001, by and among Kersaf Investments Limited, Sun International Inc., Kerzner, Royale Resorts Holdings Limited, World Leisure Investments Limited, Sun Hotels Limited, World Leisure Group Limited, Royale Resorts International Limited, Caledonia Investments PLC, Solomon Kerzner, Sun International Management Limited (a British Virgin Islands company), Rosegrove Limited, Sun International Management Limited (a Swiss company), Mangalitsa Limited and Hog Island Holdings Limited

Exhibit A to Schedule 13-D of Mangalitsa Limited with respect to Kerzner, filed on July 13, 2001, File No. 005-48645

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

Exhibit 99.2 to Form 6-K of Kerzner, filed on November 8, 2002, File No. 001-04226

Exhibit Numbers	Description	Incorporation by Reference to

4.18	Kerzner Deferred Compensation Plan	Exhibit 99.1 to Registration Statement on Form S-8, filed on October 11, 2002, File No. 333-100522

4.19(a)	KINA Retirement Savings Plan, dated December 20, 2001	Filed herewith as Exhibit 4.19(a)

4.19(b)	Amendment 2003-1, dated December 15, 2003 to the KINA Retirement Savings Plan dated January 1, 2002	Filed herewith as Exhibit 4.19(b)

4.20	Plantation, Florida Lease Agreement	Exhibit 4.19 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2002, filed on June 30, 2003, File No. 001-04226

4.21	Kerzner International Limited 2003 Stock Incentive Plan	Exhibit 4.21 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2003, filed on March 30, 2004, File No. 001-04226

4.22

Master Agreement among Kerzner International North America, Inc., Colony RIH Holdings, Inc., Resorts International Hotel and Casino, Inc., Resorts Real Estate Holdings, Inc., Resorts International Hotel, Inc. and New Pier Operating Company, Inc., dated as of February 1, 2004.

Exhibit 4.22 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2003, filed on March 30, 2004, File No. 001-04226

4.23	Purchase and Sale Agreement by and between Kerzner International North America, Inc., as Seller, and Resorts Real Estate Holdings, Inc., as Purchaser, dated as of February 1, 2004.	Exhibit 4.23 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2003, filed on March 30, 2004, File No. 001-04226

4.24(a)

Note Indenture dated as of December 17, 2004, between Kerzner Palmilla Beach Partners, S. de R.L. de C.V., Kerzner Palmilla Hotel Partners, S. de R.L. de C.V., Kerzner Servicios Hoteleros, S. de R.L. de C.V., Kerzner Compania de Servicios, S. de R.L. de C.V. and Kerzner Palmilla Golf Partners, S. de R.L. de C.V., as Issuers, and Lasalle Bank National Association, as Trustee

Filed herewith as Exhibit 4.24(a)

4.24(b)	Guarantee Agreement dated as of December 17, 2004, between GS Emerging Market Real Estate Fund, L.P. and Kerzner International Limited, in favor of Lasalle Bank National Association	Filed herewith as Exhibit 4.24(b)

4.25	Stock Purchase Agreement dated as of July 15, 2004, between Kerzner International Limited and Istithmar PJSC	Exhibit 99.1 to Form 6-K of Kerzner, filed on July 16, 2004, File No. 001-04226

6	Computation of earnings per share	Incorporated by reference to Note 2 of the Notes to the Consolidated Financial Statements

8	Subsidiaries of Kerzner	Filed herewith as Exhibit 8

11.1(a)	Kerzner Audit Committee Charter	Exhibit 11.1 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2003, filed on March 30, 2004, File No. 001-04226

11.1(b)	Amended and Restated Kerzner Audit Committee Charter	Filed herewith as Exhibit 11.1(b)

11.2	Kerzner Code of Business Conduct and Ethics	Exhibit 11.2 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2003, filed on March 30, 2004, File No. 001-04226

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith as Exhibit 12.1

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith as Exhibit 12.2

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith as Exhibit 13.1

Exhibit Numbers	Description	Incorporation by Reference to

14.1	Consent of Deloitte & Touche LLP	Filed herewith as Exhibit 14.1

14.2	Consent of PricewaterhouseCoopers LLP	Filed herewith as Exhibit 14.2

14.3	Trading Cove Associates financial statements December 31, 2004, 2003 and 2002	Filed herewith as Exhibit 14.3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Kerzner International Limited

Date: March 30, 2005	By:	/s/John R. Allison
	Name:	John R. Allison
	Title:	Executive Vice President and Chief Financial Officer

KERZNER INTERNATIONAL LIMITED

Consolidated Financial Statements as of December 31, 2004 and 2003 and for each of the
Three Years in the Period Ended December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Kerzner International Limited:

We have audited the accompanying consolidated balance sheets of Kerzner International Limited and subsidiaries (the “Company”), as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We did not audit the financial statements of Trading Cove Associates (“TCA”), the Company’s investment in which is accounted for by use of the equity method.  The Company’s equity of $14.9 million and $14.4 million in TCA’s net assets at December 31, 2004 and 2003, respectively, and of $35.9 million, $34.0 million and $30.0 million in TCA’s net income for the years ended December 31, 2004, 2003 and 2002, respectively, are included in the accompanying consolidated financial statements.  The financial statements of TCA were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Kerzner International Limited and subsidiaries, as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
March 30, 2005

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share data)

	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$180,341	$60,232
Restricted cash	2,768	1,445
Short-term investments	203,940	—
Trade receivables, net	41,743	38,397
Due from affiliates	15,682	13,949
Inventories	13,453	10,418
Assets held for sale	12,289	—
Prepaid expenses and other assets	21,685	15,360
Total current assets	491,901	139,801

Property and equipment, net	1,347,640	1,154,004
Due from affiliates – non-current	81,737	34,842
Deferred tax asset, net	11,181	10,473
Deferred charges and other assets, net	40,678	33,656
Investments in associated companies	114,138	83,152
Total assets	$2,087,275	$1,455,928

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$659	$304
Accounts payable and accrued liabilities	168,725	172,233
Capital creditors	16,032	4,639
Total current liabilities	185,416	177,176

Deferred revenue	20,419	14,652
Other long-term liabilities	7,099	7,290
Long-term debt, net of current maturities	754,129	417,220
Total liabilities	967,063	616,338

Minority interest	3,934	—
Commitments and contingencies (Note 23)
Shareholders’ equity:
Preference shares, $.001 par value, 100,000,000 authorized at December 31, 2004 and 2003; zero issued and outstanding at December 31, 2004 and 2003	—	—
Ordinary shares, $.001 par value, 250,000,000 authorized at December 31, 2004 and 2003; 42,971,878 and 37,355,718 issued and outstanding at December 31, 2004 and 2003, respectively	43	37
Capital in excess of par	971,952	744,246
Retained earnings	336,543	268,411
Accumulated other comprehensive loss	(13,898)	(7,736)
Deferred compensation	(15,593)	(2,599)
	1,279,047	1,002,359
Treasury stock, 7,072,029 shares at December 31, 2004 and 2003	(162,769)	(162,769)
Total shareholders’ equity	1,116,278	839,590

Total liabilities and shareholders’ equity	$2,087,275	$1,455,928

The accompanying notes are an integral part of these consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share data)

	For the Year Ended December 31,
	2004	2003	2002
Revenues:
Gaming	$130,879	$138,587	$129,916
Rooms	215,868	188,235	184,776
Food and beverage	151,827	130,879	131,377
Tour operations	47,115	40,790	41,063
Management, development and other fees	19,894	15,177	11,722
Other revenues	78,536	68,424	65,618
Gross revenues	644,119	582,092	564,472
Less: promotional allowances	(23,034)	(23,579)	(22,210)
Net revenues	621,085	558,513	542,262

Cost and expenses:
Gaming	59,504	63,283	63,746
Rooms	39,949	33,395	33,381
Food and beverage	104,078	89,502	88,560
Tour operations	39,994	35,406	36,767
Other operating expenses	96,149	85,257	81,116
Selling, general and administrative	118,334	101,584	91,738
Corporate expenses	38,601	36,431	28, 949
Depreciation and amortization	58,948	55,782	55,486
Hurricane related expenses	3,426	—	—
Insurance recovery	—	(2,819)	(1,100)
Pre-opening expenses	3,258	—	—
Loss (gain) on damaged assets	1,194	(2,514)	—
Impairment of Atlantic City land	7,303	—	—
Restructuring costs reversal	—	—	(1,000)
Cost and expenses	570,738	495,307	477,643

Income from operations	50,347	63,206	64,619

Relinquishment fees – equity in earnings of TCA	35,909	33,960	30,041

Other income (expense):
Interest income	4,722	3,394	3,419
Interest expense, net of capitalization	(36,814)	(29,264)	(39,104)
Equity in earnings (losses) of associated companies	7,455	(320)	(5,209)
Gain on settlement of territorial and other disputes	—	1,479	14,459
Loss on early extinguishment of debt	(1,655)	—	(20,525)
Other, net	1,358	(686)	60
Other expense, net	(24,934)	(25,397)	(46,900)

Income from continuing operations before income taxes and minority interest	61,322	71,769	47,760
Provision for income taxes	(424)	(162)	(96)
Minority interest	7,234	(1,340)	—

Income from continuing operations	68,132	70,267	47,664
Income (loss) from discontinued operations, net of income tax effect	—	1,305	(8,061)

Net income	$68,132	$71,572	$39,603

	For the Year Ended December 31,
	2004	2003	2002

Basic earnings per share:
Income from continuing operations	$2.09	$2.46	$1.71
Income (loss) from discontinued operations, net of income tax effect	—	0.04	(0.29)
Earnings per share-basic	$2.09	$2.50	$1.42

Weighted average number of shares outstanding-basic	32,550	28,575	27,891

Diluted earnings per share:
Income from continuing operations	$2.01	$2.39	$1.67
Income (loss) from discontinued operations, net of income tax effect	—	0.05	(0.28)
Earnings per share-diluted	$2.01	$2.44	$1.39

Weighted average number of shares outstanding-diluted	33,884	29,377	28,544

The accompanying notes are an integral part of these consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2004, 2003 and 2002

(In thousands)

					Accumulated Other			Total	Comprehensive
	Ordinary Shares		Capital in	Retained	Comprehensive	Treasury	Deferred	Shareholders’	Income (Loss)
	Shares	Amount	Excess of Par	Earnings	Income (Loss)	Stock	Compensation	Equity	for the Period

Balance at January 1, 2002	34,430	$34	$688,714	$157,236	$(8,553)	$(162,769)	$—	$674,662

Translation reserves	—	—	—	—	419	—	—	419	$419
Exercise of share options	808	1	14,701	—	—	—	—	14,702	—
Repurchase of ordinary shares	(16)	—	(365)	—	—	—	—	(365)	—
Net income	—	—	—	39,603	—	—	—	39,603	39,603
Balance at December 31, 2002	35,222	35	703,050	196,839	(8,134)	(162,769)	—	729,021	40,022

Translation reserves	—	—	—	—	398	—	—	398	398
Exercise of share options	2,074	2	39,005	—	—	—	—	39,007	—
Repurchase of ordinary shares	(13)	—	(408)	—	—	—	—	(408)	—
Issuance of restricted share awards	73	—	2,599	—	—	—	(2,599)	—	—
Net income	—	—	—	71,572	—	—	—	71,572	71,572
Balance at December 31, 2003	37,356	37	744,246	268,411	(7,736)	(162,769)	(2,599)	839,590	71,970

Translation reserves	—	—	—	—	606	—	—	606	606
Unrealized losses on available-for-sale securities	—	—	—	—	(639)	—	—	(639)	(639)
Unrealized losses on investments in associated companies	—	—	—	—	(6,129)	—	—	(6,129)	(6,129)
Exercise of share options	1,858	2	40,501	—	—	—	—	40,503	—
Issuance of restricted share awards	331	—	14,815	—	—	—	(14,815)	—	—
Cancellation of restricted share awards	(1)	—	(25)	—	—	—	25	—	—
Issuance of ordinary shares	3,428	4	172,415	—	—	—	—	172,419	—
Amortization of deferred compensation expense	—	—	—	—	—	—	1,796	1,796	—
Net income	—	—	—	68,132	—	—	—	68,132	68,132
Balance at December 31, 2004	42,972	$43	$971,952	$336,543	$(13,898)	$(162,769)	$(15,593)	$1,116,278	$61,970

The accompanying notes are an integral part of these consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	For the Year Ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net income	$68,132	$71,572	$39,603
Depreciation and amortization	58,948	55,782	55,486
Amortization of debt issuance costs and premiums	2,904	1,217	1,868
Impairment of Atlantic City land	7,303	—	—
Loss on early extinguishment of debt	1,655	—	20,525
Recognition of deferred compensation expense	1,796	—	—
Loss on disposition of fixed assets	544	451	227
Equity in (earnings) losses from associated companies, net of dividends received	(6,163)	(3,646)	5,980
Minority interest – Palmilla JV, LLC	(7,750)	—	—
(Income) loss from discontinued operations, net of income tax effect	—	(1,305)	8,061
Provision for doubtful receivables	3,017	1,326	3,204
Deferred income tax benefit	(3,499)	(11,732)	(8,184)
Net change in working capital accounts:
Restricted cash	(1,323)	75	101
Trade receivables	(1,977)	(619)	(8,754)
Due from affiliates	(3,461)	7,362	(4,891)
Inventories and prepaid expenses and other assets	(5,537)	(2,506)	(9,086)
Accounts payable and accrued liabilities	12,954	16,996	13,753
Net change in other balance sheet accounts:
Due from affiliates – non-current	(57)	(598)	(275)
Deferred charges and other assets	741	785	(3,781)
Deferred revenue	6,451	(3,376)	18,028
Other long-term liabilities	980	1,674	2,866
Loss (gain) on damaged assets	1,194	(2,514)	—
Other	(338)	1,199	158
Net cash provided by continuing operations	136,514	132,143	134,889
Cash provided by (used in) discontinued operations	—	523	(7,619)
Net cash provided by operating activities	136,514	132,666	127,270

Cash flows from investing activities:
Payments for property and equipment, net of insurance proceeds received	(119,398)	(50,849)	(39,524)
Purchase of short-term investments and notes receivable	(204,309)	—	(13,704)
Loans to affiliates	(68,500)	(15,350)	(1,250)
Advances to affiliates	(10,126)	(1,653)	(1,100)
Repayments from affiliates	29,200	4,950	2,092
Acquisition of equity interest in associated companies	(69,191)	—	(40,812)
Cash resulting from the initial consolidation of Palmilla JV, LLC	7,047	—	—
Deferred contract acquisition costs	(1,631)	(2,115)	(214)
Deposit and purchase of land and casino license	—	(6,147)	—
Acquisition of assets from Club Méditerranée (Bahamas) Limited and adjacent land	(30,877)	(20,049)	—
Net proceeds from the sale of fixed assets	238	1,099	126
Acquisition of tour operator, net of cash acquired	—	1,384	—
Repayment of notes receivable	—	13,409	18,018
Deposits received	—	1,250	4,500
Sale of debt and equity interest in the One&Only Kanuhura	—	1,464	—
Other	—	—	(278)
Net cash used in investing activities	(467,547)	(72,607)	(72,146)

	For the Year Ended December 31,
	2004	2003	2002
Cash flows from financing activities:
Proceeds from issuance of debt	230,000	—	206,000
Borrowings	117,068	29,600	111,000
Repayment of debt	(94,079)	(101,898)	(63,283)
Early redemption of debt	—	—	(313,135)
Debt issuance and modification costs	(14,769)	(140)	(4,665)
Proceeds from exercise of share options	40,503	39,007	14,702
Net proceeds from the issuance of ordinary shares	153,366	—	—
Net proceeds from the issuance of Bahamian Depository Receipts	19,053	—	—
Repurchase of ordinary shares	—	(408)	(365)
Net cash provided by (used in) financing activities	451,142	(33,839)	(49,746)

Increase in cash and cash equivalents	120,109	26,220	5,378
Cash and cash equivalents at beginning of period	60,232	34,012	28,634
Cash and cash equivalents at end of period	$180,341	$60,232	$34,012

Supplemental disclosure of cash flow and non-cash investing and financing activities:

Interest paid	$31,887	$27,914	$37,586

Income taxes paid	4,776	4,166	1,871

Change in fair value of interest rate swap agreements	3,557	7,735	25,077

Equipment acquired under capital lease obligations	1,395	—	438

Note payable and taxes related to Club Méditerranée (Bahamas) Limited in connection with asset acquisition	—	18,500	—

Assets acquired and liabilities assumed, net, excluding cash, in connection with initial consolidation of Palmilla JV, LLC	62,029	—	—

The accompanying notes are an integral part of these consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands of U.S. dollars, except share data)

Note 1—Organization and Basis of Presentation

Organization

Kerzner International Limited (“Kerzner”), an international resort and gaming company, was incorporated in 1993 under the laws of the Commonwealth of The Bahamas.  In these notes to our consolidated financial statements, the words “Company,” “we,” “our” and “us” refer to Kerzner together with its subsidiaries as the context may require.

We are a leading developer and operator of premier destination resorts, luxury resort hotels and gaming properties worldwide.  In our destination resorts segment (“Destination Resorts”), we own and operate the Atlantis, Paradise Island resort and casino complex (“Atlantis, Paradise Island”) located in The Bahamas.  We also own a 50% equity interest in Kerzner Istithmar Limited (“Kerzner Istithmar”), which is currently planning the development of Atlantis, The Palm, Dubai, United Arab Emirates (“Atlantis, The Palm”), and we have entered into an agreement in principle with two partners that contemplates the creation of a joint venture that will own a destination resort casino in Morocco that we will develop and manage.  In our gaming segment (“Gaming”), we developed and earn income from the Mohegan Sun Casino (“Mohegan Sun”) located in Uncasville, Connecticut.  Our Gaming segment also includes the costs associated with the planning and development of several casino and hotel facilities in the United Kingdom, equity earnings (losses) from our 37.5% investment in BLB Investors, L.L.C. (“BLB”) and our 50% investment in Trading Cove New York (“TCNY”).  In our One&Only resorts segment (“One&Only Resorts”), we operate nine beach resorts at locations in The Bahamas, Mauritius, Dubai, the Maldives and Mexico and have two resorts that are under development in the Maldives and South Africa (collectively “One&Only Resorts”).

During 2002, we operated an Internet gaming venture through a subsidiary, Kerzner Interactive Limited (“Kerzner Interactive”).  The operations of Kerzner Interactive were discontinued during the first quarter of 2003.  As a result, the operating results of Kerzner Interactive for the years ended December 31, 2003 and 2002 are presented as income (loss) from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations.

As of January 1, 2004, pursuant to our adoption of Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”) issued by the Financial Accounting Standards Board (“FASB”), we have determined that Palmilla JV, LLC (“Palmilla”), a previously unconsolidated 50% owned equity method investment, must be consolidated as the operating agreement contains a provision which gives our 50% joint venture partner the right to cause us to acquire its 50% interest.  For further discussion, see Note 2—Summary of Significant Accounting Policies and Note 3—Business Acquisitions and Dispositions.

Destination Resorts

Atlantis, Paradise Island

Through certain of our Bahamian subsidiaries, Kerzner owns and operates Atlantis, Paradise Island, our flagship property.  Atlantis, Paradise Island is an ocean-themed destination resort located on Paradise Island, The Bahamas.  Atlantis, Paradise Island features three interconnected hotel towers built around a lagoon and an extensive marine environment that includes what we believe to be the world’s largest open-air marine habitat.

In 1999, Kerzner formed a joint venture with Starwood Vacation Ownership (“Starwood Vacation”) (formerly Vistana, Inc.), a subsidiary of Starwood Hotels and Resorts Worldwide Inc., to develop a timeshare project on Paradise Island adjacent to Atlantis, Paradise Island (“Harborside at Atlantis”).  Starwood Vacation and the Company each own a 50% interest in Harborside at Atlantis.  In 2004, we announced an expansion of Harborside at Atlantis, which included the addition of timeshare units between the Nassau harbor and the Marina at Atlantis.  The Company’s share of earnings (losses) from Harborside at Atlantis are included in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations.  In addition, the Company earns fees for marketing and for administrative and development services provided to Harborside at

Atlantis, which are included in management, development and other fees in the accompanying consolidated statements of operations.

In May 2003, the Company entered into a “Heads of Agreement” with the Bahamian Government with respect to the Phase III expansion (“Phase III”) on Paradise Island.  In May 2004 and December 2004, we entered into supplements to the Heads of Agreement, pursuant to which we modified certain components involved in the Phase III expansion, which includes a luxury all-suite hotel and a condo-hotel.  Certain elements of the Phase III expansion commenced in 2003, including construction of four new restaurants and additional retail space (“Marina Village”) and the completion of three luxury villas (“Ocean Club Villas”) at the One&Only Ocean Club (“Ocean Club”).  The Ocean Club Villas were completed in June 2004 and the Marina Village is expected to be completed in the third quarter of 2005.  Under the Heads of Agreement, the Company has committed to substantially complete the all-suite hotel by December 2006.  The Heads of Agreement also contemplates the completion of the condo-hotel during 2007.  See Note 23—Commitments and Contingencies—Heads of Agreement for further discussion.

In December 2004, the Company announced the development of the Ocean Club Residences & Marina, an ultra-luxury condominium project at the Ocean Club Estates, a residential development adjacent to the Ocean Club Golf Course.  We expect to form a joint venture with a Bahamian partner for this project.  We commenced pre-sales of the Ocean Club Residences & Marina in 2005 and anticipate breaking ground on the project in the second quarter of 2005.

Atlantis, The Palm

In September 2003, we announced that we had agreed to form a joint venture with Nakheel LLC (“Nakheel”), an entity owned by the Royal Family of Dubai, to develop Atlantis, The Palm.  In June 2004, we announced that we had entered into an agreement with Istithmar PJSC (“Istithmar”), an entity indirectly wholly owned by the Royal Family of Dubai, that has assumed all obligations and rights of its affiliate, Nahkeel, to form Kerzner Istithmar.  The purpose of Kerzner Istithmar is to develop Atlantis, The Palm located on The Palm, Jumeirah, a land reclamation project in Dubai.  Atlantis, The Palm will include an ocean-themed destination resort and an extensive water park situated on beachfront property.

The planning and design phase of Atlantis, The Palm commenced in 2004 and we began construction in the first quarter of 2005.  The Company anticipates that the project will be completed in 2008.  As part of this transaction, the Company entered into a long-term management agreement with the joint venture that entitles the Company to receive a base management fee based on the gross revenues generated by Atlantis, The Palm, and an incentive management fee based on operating income.  The Company also entered into a development agreement with the joint venture that entitles it to receive $20.0 million and reimbursement of certain expenses over the development period.  The Company currently has a 50% ownership interest in Kerzner Istithmar and as such, we expect to recognize $10.0 million in development fees over the development period.

Morocco

In July 2004, we announced that we and two local Moroccan companies, Société Maroc Emirates Arabs Unis de Développement (“SOMED”) and Caisse de Dépôt et de Gestion (“CDG”), had entered into an agreement with the Government of the Kingdom of Morocco for the development and management of a destination resort casino in Morocco through the formation of a joint venture of which we will initially own 50%.  In addition, we, SOMED and CDG have entered into an agreement in principle with respect to the ownership, development and management of this resort. We expect to commence construction of the project in the fourth quarter of 2005 and to complete the project during the fourth quarter of 2007.

Gaming

Mohegan Sun

We own a 50% interest in, and are a managing partner of, Trading Cove Associates (“TCA”), a Connecticut general partnership that developed and, until January 1, 2000, managed Mohegan Sun, a casino and entertainment complex in Uncasville, Connecticut.  TCA managed Mohegan Sun from its opening in October 1996 to December 31, 1999 pursuant to a management agreement (the “Management Agreement”).  In 1998, the Mohegan Tribal Gaming Authority, an instrumentality of the Mohegan Tribe of Indians of Connecticut (the “Mohegan Tribe”) appointed TCA to develop a $1.0 billion expansion of Mohegan Sun for a development fee of $14.0 million.  In addition, TCA and the Mohegan Tribe entered into an agreement (the “Relinquishment Agreement”) whereby it was agreed that effective January 1, 2000, TCA would turn over management of Mohegan Sun to the Mohegan Tribe.  Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and, commencing January 1, 2000, TCA receives payments of 5% of the gross revenues of Mohegan Sun for a 15-year period.  For seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the profits it receives each year (after the payment of certain expenses and the return of certain capital contributions) pursuant to the Relinquishment Agreement as a priority payment prior to making pro rata distributions to its partners.

As noted above, in 1998, the Mohegan Tribe appointed TCA to develop its expansion of the Mohegan Sun Casino pursuant to a development services agreement (the “TCA Development Agreement”).  In turn, TCA subcontracted with an affiliate of the Company pursuant to a subcontract development services agreement (the “Subcontract Agreement”), which was later assigned to the Company.  In consideration for the services provided under the Subcontract Agreement, TCA paid a fee to the Company.  These fees are included within management, development and other fees in the accompanying consolidated statements of operations for the years ended December 31, 2003 and 2002.

We are one of two managing partners of TCA.  All decisions of the managing partners require the concurrence of us and the other managing partner, Waterford Gaming, L.L.C.  In the event of a deadlock, there are mutual buy-out provisions.

The Company’s investment in TCA is reflected within investments in associated companies in the accompanying consolidated balance sheets.  Equity earnings from TCA are reflected within relinquishment fees—equity in earnings of TCA in the accompanying consolidated statements of operations.

Trading Cove New York

Through Kerzner New York, Inc. (“KNY”), a wholly owned subsidiary, we own 50% of TCNY.  TCNY is managed by KNY and Waterford Development New York, LLC.  In March 2001, TCNY entered into a development services agreement (the “TCNY Development Agreement”) with the Stockbridge-Munsee band of Mohican Indians (“Stockbridge-Munsee Tribe”) for the development of a casino (the “Catskills Project”) in the Catskills region of the State of New York (for purposes of this section, the “State”).  The TCNY Development Agreement was amended and restated in February 2002 and subsequently amended in October and December 2004.  The Stockbridge-Munsee Tribe does not currently have reservation land in the State but is federally recognized and operates a casino on its reservation in Wisconsin.  The Stockbridge-Munsee Tribe has land claim litigation pending in the U.S. District Court for the Northern District of New York (the “Court”) against the State, the counties of Madison and Oneida and several municipalities to recover lands within the state that it alleges were wrongfully taken from the tribe.

In December 2004, the Stockbridge-Munsee Tribe and the State entered into the “Agreement of Settlement and Compromise to Resolve the Stockbridge-Munsee Land Claims in the State of New York” (the “NY Settlement Agreement”).  The NY Settlement Agreement provides, inter alia, that, in consideration for settling its land claim litigation, the Stockbridge-Munsee Tribe will receive, among other things, a transfer of the Catskills Project site into trust and a gaming compact (the “Compact”) with the State authorizing the Stockbridge-Munsee Tribe to engage in Class III gaming on the Catskills Project site for a period of 14 years (and renewable for an addition 7 years under certain conditions).  Under the Compact, the Stockbridge-Munsee Tribe will, in exchange for certain exclusivity rights related to the operation of slot machines in a geographically determined area encompassing a number of southern counties within the State, pay to the State 20% of the net win from the slot machines during the first four years of operation and 25% thereafter.

The NY Settlement Agreement is subject to numerous terms and conditions, including the enactment of State legislation approving the settlement and increasing the number of Native American casinos authorized for Sullivan and Ulster counties under the State gaming law from three to five, enactment of Federal legislation approving the settlement and directing that the Catskills Project site be taken into trust and execution of the Compact.  In February 2005, State legislation was introduced to approve the NY Settlement Agreement.  We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe or whether the Catskills Project will be completed.

Pursuant to the TCNY Development Agreement, as amended, TCNY would provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Catskills Project.  If the Catskills Project is approved and ultimately developed, TCNY will earn a development fee in an amount equal to 5% of gross revenues as compensation for these services (subject to certain priorities), as defined in the TCNY Development Agreement, beginning with the opening of the Catskills Project and continuing for a period of 20 years.  TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, County of Sullivan (the “County”), of which approximately 333 acres are currently designated for the Catskills Project.  In February 2002, the Tribe filed a Land to Trust Application with the U.S. Department of the Interior, Bureau of Indian Affairs (the “BIA”), for the Catskills Project site properties.  Should the BIA approve the Land to Trust Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

The Company’s investment in TCNY is reflected within investments in associated companies in the accompanying consolidated balance sheets.  Equity losses from TCNY are reflected within equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations.

Investment in BLB

In March 2004, we announced that we entered into a joint venture, BLB, with an affiliate of Starwood Capital Group, L.L.C. (“Starwood Capital”) and an affiliate of Waterford Group, L.L.C. (“Waterford”) for the purpose of acquiring an interest in Wembley plc (“Wembley”), which owns gaming and track operations in the United States and race tracks in the United Kingdom.  Wembley’s U.S. operations include its flagship property, Lincoln Park in Rhode Island, where it owns a greyhound racetrack with video lottery terminals.  BLB is owned 37.5% by each of us and Starwood, with Waterford owning the balance of 25%.  BLB has a 22.2% ownership interest in Wembley.

On February 8, 2005, Wembley and BLB announced that they had entered into a conditional sale agreement providing for the purchase by BLB of a holding company that owns Wembley’s operations in Rhode Island and Colorado, consisting primarily of the Lincoln Park facility in Rhode Island.  The purchase price is expected to be approximately $455.0 million.  Additionally, in connection with the transaction, Wembley is expected to repurchase BLB’s existing shareholding in Wembley for approximately $116.0 million.  In addition, BLB anticipates making certain infrastructure improvements at Lincoln Park.  BLB has received binding commitments from institutional lenders to provide up to $495.0 million in financing to cover the cash costs of the acquisition and the infrastructure improvements.  Substantially all of the operating profits of Wembley’s U.S. operations are based on the video lottery terminals currently in operation at Lincoln Park.  Among other things, BLB’s purchase offer is conditioned on an increase in the number of authorized video lottery terminals at Lincoln Park.

The acquisition and the financing arranged by BLB are subject to a number of conditions, including approval by Wembley shareholders other than BLB, necessary regulatory approvals, and the execution of a long-term revenue-sharing arrangement for the Lincoln Park facility with the State of Rhode Island (any such agreement would require the approval of the Rhode Island Senate, the Rhode Island House of Representatives and the Governor) and a tax parity arrangement with the State of Rhode Island to ensure that the tax rate imposed on Lincoln Park’s gaming operations will not exceed the tax rate imposed on any other gaming operations within the State of Rhode Island.  The conditional sale agreement may be terminated by either party if the transaction has not been completed by May 30, 2005.

One&Only Resorts

Our One&Only Resorts business consists of a collection of managed and/or owned/partially owned premier luxury resort properties that primarily operate in the five-star, deluxe-end of the market.  In December 2002, we introduced our One&Only brand for certain of our luxury resort properties.  These One&Only managed properties are located in The Bahamas, Mauritius, Dubai, Mexico and the Maldives.  We also have two properties under development which we intend to manage as One&Only properties: the One&Only Cape Town (“Cape Town”) located in the Victoria & Alfred Waterfront in Cape Town, South Africa and the One&Only Reethi Rah (“Reethi Rah”) located on North Male Atoll in the Maldives.  We intend to acquire an equity ownership interest and enter into management and development agreements in connection with Cape Town.  We currently have development and management agreements for Reethi Rah.

We manage the resorts in Mauritius, Dubai, the Maldives and Mexico under long-term management and marketing agreements and receive management and marketing fees based upon percentages of the revenues and adjusted gross operating profits of these properties.  Such amounts related to management and marketing fees from resorts in Mauritius, Dubai and the Maldives are included in management, development and other fees in the accompanying consolidated statements of operations.  Our share of earnings or losses resulting from our ownership interests in Mauritius and the Maldives are included in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations.

The Bahamas

In Paradise Island, The Bahamas, we own and operate the Ocean Club, a high-end luxury resort hotel.  The Ocean Club features Dune, a beachfront restaurant operated by well-known restaurateur Jean-Georges Vongerichten, a championship golf course designed by Tom Weiskopf and a clubhouse with luxury, oceanfront home sites situated around the golf course.  As part of the Phase III expansion, we completed the development of three luxury villas during 2004.

Mauritius

In Mauritius, we manage and own interests in five beach resorts (“Mauritius Resorts”) including the One&Only Le Saint Géran Hotel, the One&Only Le Touessrok Hotel, La Pirogue Hotel, Le Coco Beach Hotel and Sugar Beach Resort.  As of December 31, 2004, we owned a 20.4% interest in Sun Resorts Limited (“SRL”), the company that owns the Mauritius Resorts.

The Maldives

In the Maldives, located approximately 600 miles southwest of the southern tip of India, we manage and own an interest in the One&Only Kanuhura (“Kanuhura”), a luxury resort located on Lhaviyani Atoll.  Effective August 1, 2001, we acquired a 25% ownership interest in Kanuhura for approximately $3.8 million.  Effective January 1, 2003, we reduced our ownership interest to 20%, and as of January 1, 2005, this interest was further reduced to 18.75%.  During 2002, we entered into management and development agreements for a luxury resort, Reethi Rah, which is currently being constructed on North Male Atoll in the Maldives, and is expected to open in the second quarter of 2005.

See Note 16—Related Party Transactions—Mauritius Resorts for discussion of an agreement with SRL entered into in connection with the management of the resorts in Mauritius and the Maldives.

Dubai

In the Middle East, we manage the One&Only Royal Mirage (“Royal Mirage”) in Dubai.  Under the terms of the management agreement, we receive management fees based on a percentage of the revenues and gross operating profits of the Royal Mirage.

Mexico

In Mexico, we manage and own a 50% interest in Palmilla, a deluxe five-star One&Only property located near Cabo San Lucas in Baja, Mexico.  We entered into long-term management and development agreements related to the property that will expire in 2022.  In April 2003, Palmilla commenced an expansion project that increased the room count and significantly upgraded the amenities and public areas offered by the resort.  The expansion was completed in early 2004 and was financed by Palmilla through local project financing, which was supported by a $46.5 million guarantee from Kerzner, and by $14.5 million in completion loans, excluding accrued interest, from Kerzner.  This guarantee no longer exists as the underlying indebtedness that was guaranteed, together with our completion loans, were repaid in connection with Palmilla’s refinancing in December 2004.  See Note 13—Long-Term Debt and Note 23—Commitments and Contingencies for further discussion.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Kerzner, its subsidiaries and variable interest entities subject to consolidation pursuant to FIN 46R.  All significant intercompany transactions and balances have been eliminated in consolidation.

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

We provide allowances for doubtful accounts arising from casino, hotel and other services and amounts due from affiliates, which are based upon a specific review of outstanding receivables.  In determining the amounts of the allowances, we are required to make certain estimates and assumptions.  Accruals for potential liabilities related to any lawsuits or claims brought against us, calculation of inventory provisions, determination of fair value of employee stock options to determine compensation expense for disclosure purposes, fair values of financial instruments and guarantees, purchase price allocations, calculation of income tax liabilities and contingencies, valuation allowance on deferred tax assets, percentage-of-completion calculations, recoverability of goodwill and realizability of notes receivable and other liabilities require that we apply significant judgment in determining the appropriate assumptions for use in the calculation of financial estimates.  We also must estimate the useful lives assigned to our assets.  Actual results may differ from these estimates and assumptions.

Cash Equivalents and Restricted Cash

We consider all of our short-term money market securities, purchased with original maturities of three months or less, to be cash equivalents.  As of December 31, 2004, restricted cash primarily relates to restricted cash held in relation to Palmilla’s long-term debt and letters of credit for one of our tour operators.  As of December 31,

2003, restricted cash primarily related to letters of credit for one of our tour operators and a certificate of deposit associated with a revolving credit facility.

Short-Term Investments

Short-term investments consist of U.S. Treasury Bills (“T-Bills”) with readily determinable fair values.  The Company’s T-Bills are classified and accounted for as available-for-sale securities and are reported at fair market value with the resulting net unrealized holding gains or losses reported as a separate component of comprehensive income (loss) in shareholders’ equity.

Trade Receivables, Notes Receivable and Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of gaming accounts receivable and notes receivable from affiliates.  The Company issues markers to approved casino customers following background checks and investigations of creditworthiness.  At December 31, 2004, a substantial portion of the Company’s receivables were due from customers residing in the United States.  We also had receivables due from customers residing in other foreign countries.  Business or economic conditions or other significant events in these countries could affect the collectibility of these receivables.  Notes receivable consist of amounts due from affiliates that primarily arise from construction funding made by the Company to assist in the financing of development projects.

Trade receivables, including gaming and hotel receivables, are typically non-interest bearing and are initially recorded at cost.  Accounts are written off when management deems the account to be uncollectible.  Recoveries of accounts previously written off are recorded when received.  An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to the amount management estimates to be collectible, which approximates fair value.  The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions.

Inventories

Inventories are carried at the lower of cost (on a first-in, first-out basis) or market value.  Inventories consist primarily of food and beverages, operating supplies, retail and other items.  Provisions are made, as necessary, to reduce excess or obsolete inventories to their estimated net realizable value.

Assets Held for Sale

Assets held for sale as of December 31, 2004 consist of $5.4 million of undeveloped real estate which we own in Atlantic City and $6.9 million of real estate at the Ocean Club Estates.

Property and Equipment and Depreciation

Property and equipment is stated at cost and its components (other than land) are depreciated over the estimated useful lives reported below using the straight-line method.  Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Buildings	40 years
Land improvements and utilities	14 years
Furniture, machinery and equipment	3-10 years

Expenditures for renewals and betterments, which increase the estimated useful life or capacity of the assets, are capitalized; expenditures for repairs and maintenance are expensed when incurred.  Gains or losses on dispositions of property and equipment are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Construction in progress relates to assets not yet placed in service and are not currently being depreciated.

Capitalized Interest

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects and capital contributions to equity method investees who utilize such funds for construction-related activities.  When debt is not specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company’s average cost of borrowed capital.  Capitalization of interest ceases when a project is substantially complete or construction activities have ceased.  The amounts capitalized during the years ended December 31, 2004, 2003 and 2002 were $5.8 million, $0.4 million and $0.2 million, respectively.

Software and Development Costs

The Company capitalizes purchased software that is ready for service and development costs for software incurred from the time the preliminary project stage is completed until the software is ready for use.  Under the provisions of Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” the Company capitalizes costs associated with software developed or obtained for internal use when the preliminary project stage is completed.  Capitalized costs include only:  (i) external direct costs of materials and services consumed in developing or obtaining internal-use software, and (ii) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project.  Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.  As of December 31, 2004 and 2003, approximately $8.3 million and $5.6 million, respectively, of these costs were capitalized and primarily related to upgrades to our Bahamian tour operator’s reservation system.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If such review indicates that an asset may not be recoverable, an impairment loss is recognized for the excess of the carrying amount over the fair value of an asset to be held and used or over the fair value less cost to sell of an asset to be disposed or sold.  The Company has determined that for the year ended December 31, 2004, none of its long-lived assets were impaired, except for a portion of land in Atlantic City, as further discussed in Note 8—Property and Equipment, net.

Debt Issuance Costs

The Company incurs discounts, structuring fees and other costs in connection with its issuance of debt and with its amended credit facilities.  Debt issuance costs are deferred when incurred and amortized to interest expense based on the anticipated debt maturities using the straight-line method, which approximates the effective interest method.

Investments in Associated Companies

Investments in associated companies represent investments in which the Company maintains an interest in excess of 20% but less than or equal to 50% and has significant influence over the investee.  These investments are accounted for in accordance with the equity method of accounting, under which each such investment is reported at cost plus the Company’s proportionate share of the income or loss, including other comprehensive income or loss, less dividends received, of such investee since its acquisition.  In certain instances, the Company’s investment balance also includes interest capitalized during construction, as appropriate.

Goodwill

Goodwill consists of amounts associated with certain investments in associated companies accounted for under the equity method of accounting.  This equity method goodwill is included in investments in associated companies and was $7.9 million as of December 31, 2004 and 2003.  The Company assesses such goodwill for impairment on an annual basis and has determined that there was no impairment of goodwill as of December 31, 2004 and 2003.

Capital Creditors

Capital creditors represents amounts due to vendors for capital improvement and construction related projects.

Fair Value of Guarantees

In accordance with FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), we recognize, at the inception of a guarantee, a liability equal to an estimate of the guarantee’s fair value for the obligations we have undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. See Note 23—Commitments and Contingencies—Guarantees for the fair value of guarantees recorded.

Accumulated Other Comprehensive Income (Loss)

Financial statements of foreign entities in which the Company maintains an investment are prepared in their respective local currencies and translated into U.S. dollars at the current exchange rates for assets and liabilities and an average rate for the year for revenues and expenses.  Net gains or losses resulting from the translation of foreign financial statements are charged or credited to the currency translation adjustment component of accumulated other comprehensive income (loss).  Other comprehensive income (loss) have no tax impact as they relate to translation reserves on investments owned by foreign entities that are not subject to taxation.

Treasury Stock

Ordinary shares (the “Ordinary Shares”), which were repurchased and held in treasury, are stated at cost in the accompanying consolidated balance sheets.

Revenue Recognition

We recognize the net win from casino gaming activities (the difference between gaming wins and losses) as gaming revenues.

Hotel, food and beverage, and other operating revenues are recognized as services are performed.  Advance deposits on rooms are deferred and included in customer deposits and unearned revenues within accounts payable and accrued liabilities until services are provided to the customer.  Golf initiation fees are deferred upon receipt and then amortized into revenue on straight-line basis over their average estimated useful life.  The retail value of accommodations, food and beverage, and other services furnished to hotel/casino guests without charge is included in gross revenue and then deducted as promotional allowances.  (See “Promotional Allowances” below for further discussion.)

Revenues and expenses from tour operations include the sale of travel and leisure packages and are recognized at the time of departure.  Amounts collected in advance from guests are deferred and included in customer deposits and unearned revenues within accounts payable and accrued liabilities until such amounts are earned.

Revenue generated from construction services performed pursuant to the terms of the TCA Development Agreement and other development agreements related to Atlantis, The Palm, Harborside at Atlantis and Reethi Rah are recognized on the percentage-of-completion basis in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.”  The percent complete and the amount earned at the end of each accounting period is determined by the percentage of costs incurred on the project at the end of each period as a percentage of the total estimated costs of the project.  Development fees earned are included in management, development and other fees in the accompanying consolidated statements of operations.

Management, development and other fees include amounts charged to unconsolidated affiliates for hotel management, executive management and project consulting and are recorded when the appropriate revenue recognition criteria have been met.

Other revenues primarily represent incidental revenues generated from hotel and golf operations at our properties, including retail shops, telephone, rental income from retail establishments located at the properties, utilities, the Marina at Atlantis, guest activities and cancellations.  For the year ended December 31, 2004, other revenues also included incidental revenues from hotel and golf operations at Palmilla.  Other revenues also include the annual contribution payment related to a settlement with a significant shareholder.  For additional information, see Note 20—Gain on Settlement of Territorial and Other Disputes.  The detail of other revenues is as follows:

	For the Year Ended December 31,
	2004	2003	2002
Retail shops	$14,997	$12,347	$11,271
Telephone	10,464	10,543	12,286
Golf revenue	11,806	7,608	7,326
Rental income	6,341	6,946	6,155
Utilities	6,933	6,689	6,704
Marina at Atlantis	4,805	4,549	4,586
Guest activities	8,726	8,701	7,620
Annual contribution payment related to settlement	3,375	3,268	3,163
Cancellations	4,744	3,257	3,143
Other hotel revenue	6,345	4,516	3,364
	$78,536	$68,424	$65,618

Promotional Allowances

The retail value of accommodations, food, beverage and other services provided to customers without charge is included in gross revenues and deducted as promotional allowances.  The estimated departmental costs of providing such promotional allowances are included in gaming cost and expenses as follows:

	For the Year Ended December 31,
	2004	2003	2002

Rooms	$2,285	$2,363	$2,373
Food and beverage	6,340	6,727	6,428
Other	367	441	426
	$8,992	$9,531	$9,227

Advertising Expense

We expense advertising costs as incurred.  Advertising expense was $15.1 million, $16.1 million, and $15.8 million for the years ended December 31, 2004, 2003 and 2002, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Foreign Currency

Transactions denominated in foreign currencies are recorded in local currency at actual exchange rates at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are reported at the rates of exchange prevailing at those dates.  Any gains or losses arising on monetary assets and liabilities from a change in exchange rates subsequent to the date of the transaction have been included in corporate expenses in the accompanying consolidated statements of operations.  These amounts were not significant for the years ended December 31, 2004, 2003 and 2002.

The financial statements of our equity method investees and certain foreign subsidiaries are translated from their respective local currencies into U.S. dollars using current and historical exchange rates.  Translation adjustments resulting from this process are reported separately and accumulated as a component of accumulated other comprehensive income (loss) in shareholders’ equity in the accompanying consolidated balance sheets.  Upon sale or liquidation of our investments, the translation adjustment would be reported as part of the gain or loss on sale or liquidation.

We do not have operations located in countries with highly inflationary economies.

Hurricane Related Expenses

Hurricane related expenses primarily consist of clean up and repair costs and complimentary goods and services to guests associated with Hurricane Frances at the Company’s Paradise Island properties.

Insurance Recovery

Insurance recovery represents proceeds received for business interruption amounts relating to Hurricane Michelle, which were recorded when realized.

Pre-Opening Expenses

Pre-opening expenses are charged to expense as incurred.  Pre-opening expenses of $3.3 million in the accompanying consolidated statement of operations for the year ended December 31, 2004 represent costs incurred prior to the opening of the Ocean Club Villas in June 2004 and Palmilla’s grand re-opening event in February 2004.  During the years ended December 31, 2003 and 2002, we did not incur any pre-opening expenses.

Loss (Gain) on Damaged Assets

Loss on damaged assets represents the write-off of assets damaged during Hurricane Frances.  Gain on damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

Costs of Management and Development Agreements

The Company expenses any costs incurred relating to the pursuit of business acquisitions while the potential acquisition process is ongoing.  When the Company enters into a definitive agreement in connection with a management or development agreement, certain direct incremental costs related to the acquisition of the agreement and paid to third parties are deferred and amortized to expense or recorded as a reduction to the related revenue, as appropriate, over the period of the underlying agreements.  Such costs are deferred only when the income on such contracts is expected to exceed the related costs incurred and the related project is considered probable.  Deferred contract acquisition costs are included in deferred charges and other assets, net in the accompanying consolidated balance sheets.

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

Minority Interest

As of January 1, 2004, pursuant to our adoption of FIN 46R, we determined that Palmilla, a 50% owned equity method investment, must be consolidated.  As of and for the year ended December 31, 2004, we have consolidated Palmilla, with the remaining 50% interest reflected as minority interest in the accompanying consolidated statement of operations for the year ended December 31, 2004, and a minority interest liability reflected within the accompanying consolidated balance sheet as of December 31, 2004.

Effective January 1, 2003, we entered into an agreement with SRL to form One&Only (Indian Ocean) Management Limited (“One&Only Management”) for the purpose of, among other things, managing Kanuhura and the Mauritius Resorts.  As of December 31, 2004, SRL owned 20% of One&Only Management and we owned the remaining 80%.  Subject to certain conditions, SRL’s ownership interest will increase incrementally through 2009, for no additional consideration, at which time SRL will own 50% of One&Only Management.  As of and for the years ended December 31, 2004 and 2003, we have consolidated One&Only Management, with SRL’s 20% interest in the operations of One&Only Management reflected as a minority interest in the accompanying consolidated statements of operations and a minority interest liability reflected within accounts payable and accrued liabilities in the accompanying consolidated balance sheets.  Effective January 1, 2005, SRL’s ownership interest in One&Only Management increased to 25% and the Company’s ownership interest correspondingly decreased to 75%.  See Note 16—Related Party Transactions for further discussion.

Earnings Per Share Data

The following is a reconciliation of the shares used in our earnings per share computations (shares in thousands):

	For the Year Ended December 31,
	2004	2003	2002
Weighted average shares used in basic computations	32,550	28,575	27,891
Dilutive stock options and restricted shares outstanding	1,334	802	653
Weighted average shares used in diluted computations	33,884	29,377	28,544

The net income amount used as the numerator in calculating basic and diluted earnings per share is the net income in the accompanying consolidated statements of operations.  Certain options were not included in the computation of diluted earnings per share in 2004, 2003 and 2002 because their effect would have been anti-dilutive. The number of options not included in the computation for the years ended 2004, 2003 and 2002 were 0.1 million, 2.2 million and 1.3 million, respectively.

Stock-Based Compensation

We have elected to apply Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” as interpreted in FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” in accounting for compensation under our stock option plans in lieu of the alternative fair value accounting provided for under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123” (“SFAS 123”). Accordingly, no compensation expense has been recorded for those stock options granted at option prices equal to the fair market value of the common stock at the date of grant.

SFAS 123 requires the use of option valuation models that require the input of highly subjective assumptions, including expected stock price volatility.  The effect of applying the fair value method of accounting for stock options on reported net income and earnings per share for 2004, 2003 and 2002 may not be representative of the effects for future years because outstanding options vest over a period of several years and additional awards are generally made each year.

The fair value of options granted during 2004, 2003 and 2002 was estimated as of the respective dates of grant using the Black-Scholes option-pricing model with the following assumptions.  The weighted average fair value of options granted in 2004, 2003 and 2002 was $15.40, $12.44 and $7.53, respectively.

	For the Year Ended December 31,
	2004	2003	2002
Risk-free interest rate	3.2%	3.2%	4.7%
Expected volatility	32.9%	37.2%	37.3%
Expected life of options in years	4	4-5	4-5
Expected dividend yield	—	—	—

The following table illustrates the effect on net income and earnings per share if Kerzner had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	For the Year Ended December 31,
	2004	2003	2002
Net income, as reported	$68,132	$71,572	$39,603

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	7,357	3,699	6,448

Pro forma net income	$60,775	$67,873	$33,155

Earnings per share:
Basic – as reported	$2.09	$2.50	$1.42
Basic – pro forma	$1.87	$2.38	$1.19
Diluted – as reported	$2.01	$2.44	$1.39
Diluted – pro forma	$1.79	$2.31	$1.16

During the years ended December 31, 2004 and 2003, the Company issued 0.3 million and 0.1 million restricted shares, respectively, under the 2003 stock option plan to certain employees and officers.  The vesting period ranges from four to five years on either a graduated or cliff vesting basis provided that the recipient is still with the Company.  The aggregate market value of the restricted shares in 2004 and 2003 at the date of issuance of $14.8 million and $2.6 million, respectively, has been recorded as deferred compensation, as a separate component of shareholders’ equity, and is being amortized over the applicable vesting period.

Derivative Financial Instruments

The Company’s derivatives consist of interest rate swap agreements and an interest rate cap agreement used to manage the impact of interest rate changes on our long-term debt obligations and have been accounted for as fair value hedges and a cash flow hedge, respectively, in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Reclassifications

Certain amounts included in the prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation.

Recent Accounting Pronouncements

Other-Than-Temporary Impairment of Investments

In March 2004, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”).  EITF 03-01 addresses the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting.  As of December 31, 2004, the Company determined that EITF 03-01 had no impact on its consolidated financial statements.

Contingently Convertible Instruments

In September 2004, the EITF reached a consensus on Issue No. 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share” (“EITF 04-08”), which is effective for reporting periods ending after December 15, 2004.  EITF 04-08 requires companies to include shares issuable under convertible instruments in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met.  In addition, prior period earnings per share amounts presented for comparative purposes must be restated.  In April 2004, the Company issued contingent convertible notes with terms as described in Note 13—Long-Term Debt.  In accordance with EITF 04-08, there will be an impact on the future diluted earnings per share related to these notes when the Company’s average common stock price exceeds the conversion price of $58.24 even though the market price trigger of 120% of the conversion price, or $69.89, has not been met.  In that situation, the Company would reflect the additional common shares in the calculation of diluted earnings per share using the treasury stock method.  EITF 04-08 did not impact earnings per share in 2004, as the average stock price for the year did not exceed $58.24.  However, EITF 04-08 may have an effect in 2005.  On March 24, 2005, the closing price of our Ordinary Shares on the New York Stock Exchange was $60.60.  If $60.60 were the average price for 2005, our number of fully diluted outstanding Ordinary Shares would increase by 153,789.

Share-Based Payment

In December 2004, the FASB issued a revision of SFAS 123 (“SFAS 123(R)”) that will require compensation costs related to share-based payment transactions to be recognized in the statement of operations.  With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued.  In addition, liability awards will be remeasured each reporting period.  Compensation cost will be recognized over the period that an employee provides service in exchange for the award.  SFAS 123(R) replaces SFAS 123 and is effective for the Company as of the first interim reporting period beginning after June 15, 2005.  The Company expects that the adoption of SFAS 123(R) will have a material impact on its consolidated financial statements.

The Company anticipates applying SFAS 123(R) for its third quarter beginning July 1, 2005, which would result in compensation expense of approximately $3.3 million (not including tax effects) for the second half of 2005, based on option grants outstanding at December 31, 2004.  The foregoing amount does not include compensation expense for any stock options that may be granted after December 31, 2004.

Note 3—Business Acquisitions and Dispositions

Wembley

On March 10, 2004, Kerzner announced that it entered into a joint venture, BLB, with an affiliate of Starwood Capital and an affiliate of Waterford for the purpose of acquiring an interest in Wembley, which owns gaming and track operations in the United States and race tracks in the United Kingdom.  Wembley’s U.S. operations include its flagship property, Lincoln Park in Rhode Island, where it owns a greyhound racetrack with video lottery terminals.  BLB is owned 37.5% by each of us and Starwood Capital, with Waterford owning the balance of 25%.  We account for our investment in BLB pursuant to the equity method of accounting.

In a series of private transactions which commenced on March 10, 2004 and ended on April 16, 2004, BLB acquired a 22.2% interest in Wembley at 800 pence per share (approximately US$14.38 per share).  The Company invested $47.4 million in BLB during the first half of 2004 for its proportionate share of BLB’s interest in Wembley.  On April 20, 2004, BLB announced a cash tender offer at 860 pence per share for all of Wembley’s outstanding shares.  On July 5, 2004, BLB announced that its offer to acquire all of Wembley’s outstanding shares had lapsed due to the failure of the condition that it receive valid acceptances from at least 90% of Wembley’s outstanding shares.  BLB remains a 22.2% shareholder of Wembley.

Kerzner Istithmar

The Company has agreed to invest $100.0 million in the form of Class A common stock in Kerzner Istithmar.  As of December 31, 2004, the Company had invested $21.8 million in Kerzner Istithmar.  See Note 19—Investments in and Equity Earnings (Losses) of Associated Companies for further discussion.

U.K. Development Projects and Acquisition of Casino License

In July 2004, we made a $2.9 million payment as consideration for our exclusive appointment as the preferred developer and operator of a proposed resort casino and hotel at the Scottish Exhibition + Conference Centre in Glasgow that we will own.  The Scottish Exhibition + Conference Centre is operated by SEC Ltd., which is 90% owned by the Glasgow City Council.  This amount is included within property and equipment, net in the accompanying consolidated balance sheets.

In April 2003, we made a $4.0 million initial payment as consideration for the development of a casino and hotel at the Millennium Dome in London, which is subject to numerous conditions, including the enactment of appropriate gambling legislation in the United Kingdom and the granting of applicable gaming board, licensing, planning and council permissions.  This amount was included in deferred charges and other assets, net in the accompanying consolidated balance sheet as of December 31, 2003, as the initial payment had been refundable if the above conditions were not met.  However, this provision expired on December 31, 2004, and as such, the $4.0 million payment was reclassified to construction in progress as of December 31, 2004.  In 2003, we also made a $1.3 million and $0.8 million payment for the acquisition of a casino license and land, respectively, in Northampton, England.

Palmilla

On September 12, 2002, we acquired a 50% ownership interest in Palmilla, a deluxe five-star One&Only property located near Cabo San Lucas in Baja, Mexico, for approximately $40.8 million, including direct acquisition costs.  This acquisition was funded through a combination of cash on hand and borrowings under our revolving credit facility as part of our strategy to expand our luxury resort business.  In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022.  As part of the operating agreement, the other 50% owner has the right to require us to acquire its 50% interest for a price of $36.3 million, plus 50% of Palmilla’s working capital, with the price subject to adjustment, as defined in the purchase agreement, during the first year of the option period.  The purchase price during the second year of the option period is based on a formula, as defined.  The option period begins on September 12, 2005 and expires on September 12, 2007.  As previously described, as a result of this put option, Palmilla has been consolidated effective January 1, 2004, pursuant to FIN 46R.

In February 2004, Palmilla completed an expansion project that began in April 2003, which increased the room count and significantly upgraded the amenities and public areas offered by the resort.  The expansion was initially financed primarily through local project financing, which was supported by a Kerzner guarantee of $46.5 million and $14.5 million in completion loans from Kerzner.  This initial financing was replaced by new financing in December 2004 that is non-recourse to Kerzner, subject to certain exceptions.  For a further discussion of this guarantee, see Note 23—Commitments and Contingencies.

World Leisure Holidays Acquisition

Effective January 1, 2003, we acquired 100% of the voting equity interests of World Leisure Holidays, Inc. (“WLH”), a tour operator located in South Africa.  WLH handles reservations from the European and Asian markets for our One&Only properties primarily in Mauritius, the Maldives and Dubai.  We paid $0.6 million to SRL to acquire WLH, which amount approximated both its fair value and net book value at the date of acquisition, resulting in the recognition of no goodwill.  WLH results for the years ended December 31, 2004 and 2003 are included in the accompanying consolidated statements of operations.  The pro forma effect of this acquisition to the results of operations for the year ended December 31, 2002 was insignificant.  There were no contingent payments, options or commitments and there was no purchased research and development assets associated with this acquisition.

As of January 1, 2003, the assets and liabilities of WLH were as follows:

Cash and cash equivalents	$1,990
Other current assets	416
Non-current assets	55
Current liabilities	1,813
Non-current liabilities	—

Kanuhura

On January 1, 2003, we sold 20% of our equity interest in Kanuhura to SRL at our net book value of $1.5 million, resulting in no gain or loss on the transaction.  As a result, we had a 20% ownership interest in Kanuhura.  Effective January 1, 2005, our ownership interest in Kanuhura decreased to 18.75% and SRL’s interest increased to 6.25%.  See Note 16—Related Party Transactions - Mauritius Resorts for further discussion.

Kerzner Interactive

Through a wholly owned subsidiary, the Company previously owned and operated Kerzner Interactive, an online Internet gaming site.  Kerzner Interactive allowed play only in jurisdictions that permitted online gaming and, as these jurisdictions became more restrictive in their acceptance of play, the market size was reduced and competition intensified.  Without the potential for expansion into other markets, including the United States, the outlook for new business substantially decreased.  As a result, during the first quarter of 2003, the Company discontinued the operations of Kerzner Interactive.

On February 15, 2002, the Company entered into an agreement with Station Casinos, Inc. (“Station”), pursuant to which Station agreed to purchase a 50% interest in Kerzner Interactive.  The companies later renegotiated the original agreement such that Station purchased an option from us in July 2002 for $4.5 million to buy a 50% interest in Kerzner Interactive.  The Company and Station mutually agreed to terminate this transaction.  As a result, the $4.5 million non-refundable deposit was recognized as income during the first quarter of 2003 and was offset by net losses incurred while winding down the operations of the business, including the write-down of net assets and other associated costs.

The operating results of Kerzner Interactive for the years ended December 31, 2003 and 2002 are as follows and are presented as income (loss) from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations:

	For the Years Ended December 31,
	2003	2002

Revenues	$—	$753
Expenses	(3,195)	(8,921)
Other income	4,500	107
Net income (loss)	$1,305	$(8,061)

As of December 31, 2003, Kerzner Interactive had cash and cash equivalents of $0.3 million and current liabilities of $0.1 million.

Club Méditerranée (Bahamas) Limited

On October 29, 2003, the Company entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited (“Club Med”) on Paradise Island for $38.5 million.  During the year ended December 31, 2003, the Company paid $20.0 million in connection with the acquisition.  During the year ended December 31, 2004, the Company paid $3.5 million in related stamp taxes, as well as the remaining balance of $15.0 million, which was paid in September 2004 when the Company took possession of the property.  Effective with the Company’s possession of the property, we exercised an option to purchase certain adjacent land lots at a price of $5.0 million, plus $0.5 million in related stamp taxes.  The purchase price of the Club Med assets acquired was allocated to the fair value of assets acquired as indicated below.  The Company did not acquire the operations of Club Med.

Land	$42,875
Buildings and leasehold improvements	1,146
Furniture, machinery and equipment	230
Deferred lease income	(250)
Total Club Med acquisition	$44,001

In addition to the acquisition of the land lots referred to above, during the year ended December 31, 2004, the Company acquired from land owners certain land lots in proximity of the Club Med property for $6.9 million.

Sale of Resorts Atlantic City

Through a wholly owned subsidiary we previously owned and operated a resort and casino property in Atlantic City, New Jersey (“Resorts Atlantic City”).  On April 25, 2001, we completed the sale of Resorts Atlantic City (the “Sale of Resorts Atlantic City”) to an affiliate of Colony Capital LLC (“Colony”).

Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the “Atlantic City Option”) to acquire certain undeveloped real estate which we own, adjacent to Resorts Atlantic City, for a sale price of $40.0 million, which option could be extended by Colony for two additional one-year periods upon 45 days notice to us prior to the expiration of the then-current option period and payment to us of a $2.5 million extension payment for each renewal period.  In July 2003, and through various extensions thereafter, we and Colony agreed to extend the initial option period in exchange for an option extension payment of $1.3 million which was paid on July 9, 2003 and was accounted for as a deposit in accounts payable and accrued liabilities in the accompanying consolidated balance sheet as of December 31, 2003.  The Atlantic City Option has since contractually expired and in February 2004, we and Colony agreed to terminate the Atlantic City Option and entered into a new agreement pursuant to which we agreed to sell the undeveloped real estate adjacent to Resorts Atlantic City to a wholly owned subsidiary of Colony for a sale price of $40.0 million, effectively honoring the original option price.  The sale price was paid in the form of a promissory note which will mature in March 2009.  Although this transaction qualifies as a legal sale, it does not qualify as an accounting sale pursuant to SFAS No. 66, “Accounting for Sales of Real Estate.”  In accounting for the sale transaction, the option extension payment has been reflected in other deposits and unearned revenue within the accompanying consolidated balance sheet as of December 31, 2004.  The $40.0 million balance of the note is not expected to be received until March 2009.  As sufficient cumulative payments toward the purchase price were not received as of December 31, 2004, collectibility of the sales price cannot be reasonably assured.  As such, the sale has not been recognized as of December 31, 2004.  The net carrying value of the related undeveloped real estate is $40.0 million and is included in land within property and equipment, net in the accompanying consolidated balance sheets.

Effective April 25, 2001, the closing date of the Resorts Atlantic City Sale, Colony leased from us certain of the property included in the Atlantic City Option for $100,000 per month.  At that time, the lease could be terminated by either Colony or us with thirty days notice, subject to certain conditions.  The rental income resulting from this lease was $1.2 million for both of the years ended December 31, 2003 and 2002, and is included in other revenues in the accompanying consolidated statement of operations.  This lease terminated upon the sale of the related real estate.

Atlantic City Land

In July 2004, the Company obtained an appraisal on undeveloped real estate which we own in Atlantic City, which indicated that the carrying amount of this real estate was not fully recoverable.  The appraisal was commissioned after the Company had received an unsolicited offer to acquire some of the undeveloped land for a price substantially less than the Company’s book value and certain other information related to third party sales of nearby comparable properties at prices substantially less than what the Company’s book value was for its undeveloped property.  As a result, during the year ended December 31, 2004, we recognized a $7.3 million impairment loss as these assets were written down to fair value less estimated costs to sell of $5.4 million.  This amount was reclassified to assets held for sale in the accompanying balance sheet as of December 31, 2004, as we have entered into an agreement to sell this real estate and expect to close the sale in the second quarter of 2005.

Note 4—Cash Equivalents and Restricted Cash

Cash equivalents at December 31, 2004 and 2003 included reverse repurchase agreements (federal government securities purchased under agreements to resell those securities) under which we had not taken delivery of the underlying securities and investments in a money market fund that invests exclusively in U.S. Treasury obligations.  At December 31, 2004 and 2003, we held reverse repurchase agreements of $33.4 million and $17.2 million, respectively, all of which matured in the first week of the following month.  Also, at December 31, 2004, we held $117.0 million of money market funds.

At December 31, 2004, restricted cash included $2.3 million as a result of certain provisions related to Palmilla’s long-term debt.  At December 31, 2004 and 2003, restricted cash included $0.4 million of customer deposits related to the sale of home sites at the Ocean Club Estates.  At December 31, 2003, restricted cash included $1.0 million of a certificate of deposit held as security on a bank credit facility.

Note 5—Short-Term Investments

During 2004, the Company purchased approximately $205.0 million principal amount of T-Bills.  At December 31, 2004, the adjusted carrying value and fair value of these securities was $203.9 million with maturity dates ranging from March 2005 to September 2005.  The Company’s T-Bills are classified and accounted for as available-for-sale securities and are reported at fair market value with the resulting net unrealized holding gains or losses, net of income taxes, reported as a separate component of comprehensive income (loss).  For the year ended December 31, 2004, the Company recorded $0.6 million of unrealized holding losses in connection with its T-Bills.

Note 6—Trade Receivables, net

The Company extends credit to approved casino customers.  These receivables potentially subject the Company to concentration of credit risk.  The Company maintains an allowance for doubtful accounts to reduce the receivables to their estimated collectible amount, which approximates fair value.  The collectibility of foreign and domestic receivables could be affected by future business or economic conditions or other significant events in the United States or in the countries in which foreign customers reside.

Components of trade receivables, net were as follows:

	December 31,
	2004	2003

Gaming	$16,740	$19,224
Less: allowance for doubtful accounts	(4,853)	(5,586)
	11,887	13,638

Hotel and related	22,088	17,806
Other	9,389	9,006
	31,477	26,812
Less: allowance for doubtful accounts	(1,621)	(2,053)
	29,856	24,759

	$41,743	$38,397

Bad debt expense related to trade receivables was $1.2 million, $1.3 million and $3.2 million for the years ended December 31, 2004, 2003 and 2002, respectively, and is included in selling, general and administrative expenses in the accompanying statements of operations.

Note 7—Prepaid Expenses and Other Current Assets

Components of prepaid expenses and other current assets were as follows:

	December 31,
	2004	2003

Prepaid windstorm, construction and other insurance	$12,253	$8,577
Prepaid tour operator-related costs	1,804	1,808
Prepaid rent-current	1,422	1,551
Prepaid taxes	823	—
Other	5,383	3,424
	$21,685	$15,360

Windstorm, construction and other insurance as of December 31, 2004 included $5.8 million for all risk insurance related to our Paradise Island properties and $4.8 million of prepaid construction insurance in connection with the Phase III expansion.  The policy year for the windstorm insurance began on June 1, 2004 and expires May 31, 2005.  The policy term for the construction policy began on September 30, 2004 and expires on May 31, 2007.

Prepaid taxes of $0.8 million as of December 31, 2004, consists of payments made by Palmilla to the Mexican taxing authority for income and asset taxes.  At December 31, 2003, included in other prepaid expenses and other current assets is a note receivable of $0.6 million relating to a compensation advance made to an employee which was satisfied as of December 2004.

Note 8—Property and Equipment, net

Components of property and equipment, net were as follows:

	December 31,
	2004	2003

Land	$289,125	$259,845
Land improvements and utilities	239,153	228,460
Buildings and leasehold improvements	764,828	654,933
Furniture, machinery and equipment	284,754	234,798
Construction in progress	106,566	53,422
	1,684,426	1,431,458
Less: accumulated depreciation	(336,786)	(277,454)
	$1,347,640	$1,154,004

Property and equipment, net increased by $193.6 million from December 31, 2003 primarily as a result of $142.4 million from the consolidation of Palmilla as of January 1, 2004 pursuant to FIN 46R.

Construction in progress as of December 31, 2004 consisted of $86.9 million of costs associated with development projects and $19.7 million related to other capital projects including $8.3 million of software related costs.  Development project costs as of December 31, 2004 primarily included $47.6 million of Phase III expansion costs, $26.4 million of costs related to the Marina Village construction on Paradise Island and $4.3 million of costs associated with the development of the Ocean Club Residences & Marina.  Also included in construction in progress as of December 31, 2004 is a $2.9 million payment made by the Company as consideration for our exclusive appointment as the preferred developer and operator of a proposed resort casino and hotel at the Scottish Exhibition + Conference Centre in Glasgow that we will own and $8.6 million related to the planning and development of several casino and hotel facilities in the United Kingdom, that we will own, as the development of such casino and hotel facilities are deemed probable.  Construction in progress as of December 31, 2003 primarily included $53.4 million of major capital and other projects in development, including $5.6 million of software related costs.

Depreciation expense was $58.9 million, $55.8 million and $55.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 9—Deferred Charges and Other Assets, net

Components of deferred charges and other assets, net were as follows:

	December 31,
	2004	2003

Debt issuance costs, net	$21,419	$9,561
Interest rate swap asset, net	6,833	10,505
Deposit and casino license for UK development projects	1,306	5,346
Deferred compensation plan investments	3,981	1,744
Deferred contract acquisition costs	2,906	2,115
Employee notes receivable	1,225	1,270
Interest rate cap asset	114	—
Prepaid rent	—	1,324
Other	2,894	1,791
	$40,678	$33,656

Debt issuance costs, net of amortization, relates to costs incurred in connection with the issuance of our $400.0 million principal amount of our 8 7/8% senior subordinated notes, $230.0 million principal amount of our 2.375% convertible senior subordinated notes, our amended credit facility and the issuance of Palmilla’s notes.  The amortization of debt issuance costs included in interest expense was $3.4 million, $1.2 million and $1.9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Interest rate swap asset is the fair value of our swap agreements as of December 31, 2004 and 2003.  This asset represents the amount that would have been received had the $150.0 million of swap agreements been terminated on those dates.  The interest rate swap asset is $8.7 million and $11.8 million as of December 31, 2004 and 2003.  In connection with the termination of $25.0 million notional amount of two of our interest rate swap agreements in September 2003 and July 2004, we received $1.4 million and $1.1 million, respectively, which was classified as a contra asset in deferred charges and other assets, net as of December 31, 2004 and 2003, and is being accreted to interest expense over the term of the underlying debt.  The balance of the contra asset as of December 31, 2004 and 2003 is $1.9 million and $1.3 million, respectively.  Interest rate cap asset is the fair value of an interest rate cap agreement for Palmilla’s notes.  For further discussion of swap terminations, the interest rate cap and debt issuance costs, see Note 13—Long-Term Debt.

In April 2003, the Company made a $4.0 million initial payment as consideration for the development of a casino and hotel at the Millennium Dome in London, which is subject to numerous conditions, including the enactment of appropriate gambling legislation in the United Kingdom and the granting of applicable gaming board, licensing, planning and council permissions.  This amount was included in deferred charges and other assets, net as of December 31, 2003, as the initial payment was refundable if the above conditions were not met.  However, this provision expired on December 31, 2004, and as such, the $4.0 million payment was reclassified to construction in progress as of December 31, 2004 as it relates to the development of a casino and hotel that we will own.  In addition, during 2003, the Company made a $1.3 million payment related to the acquisition of a casino license in Northampton, England.

Deferred contract acquisition costs primarily relate to direct incremental costs incurred in connection with the acquisition of development and management contracts in connection with Atlantis, The Palm and projects in Morocco and South Africa.

Deferred compensation plan investments relate to assets held in a rabbi trust for our deferred compensation plan.  See Note 17—Employee Benefit Plans for further discussion.

Prepaid rent relates to the long-term portion of prepaid rent for our leased offices in Plantation, Florida.  The current portion is included in prepaid expenses and other assets.

Employee notes receivable as of December 31, 2004 and 2003 includes $0.8 million related to a secured housing loan which was issued in December 2002.  Additionally, $0.4 million as of December 31, 2004 and 2003 relates to funds advanced to an employee for a secured housing loan, which is being amortized through July 2012.

Note 10—Accounts Payable and Accrued Liabilities

Components of accounts payable and accrued liabilities were as follows:

	December 31,
	2004	2003

Accrued payroll and related benefits	$30,511	$29,136
Hotel advance deposits	22,270	16,399
Other deposits and unearned revenue	18,044	12,227
Accrued hotel-related costs and expenses	16,651	17,252
Trade payables	15,869	14,842
Accrued interest	13,330	10,850
Accrued gaming-related costs and expenses	12,212	11,321
Accrued tour operator-related costs and expenses	6,882	5,769
Tour operator advanced deposits	6,642	6,556
Accrued taxes	5,310	9,251
Majority shareholder settlement – deferred revenue - current	3,487	3,375
Note payable and accrued taxes related to Club Méditerranée (Bahamas) Limited	—	18,500
Other	17,517	16,755
	$168,725	$172,233

Note 11—Deferred Revenue

Components of deferred revenue were as follows:

	December 31,
	2004	2003

Kersaf Investments Limited settlement	$11,166	$14,652
Kerzner Istithmar development fee	5,215	—
Lessee prepayment	2,521	—
Other	1,517	—
	$20,419	$14,652

Kersaf Investments Limited settlement represents the non-current portion of a settlement payment as further discussed in Note 20—Gain on Settlement of Territorial and Other Disputes.  Kerzner Istithmar development fee represents the deferred portion of payments received from Kerzner Istithmar related to the $20.0 million development fee as discussed in Note 16—Related Party Transactions.  Lessee prepayment consists of the long-term portion of an amount paid to the Company by an entity which is operating Palmilla’s spa facility, which is amortized to other revenues over the term of the underlying lease.  The current portion of the lessee prepayment is included in the other deposits and unearned revenue component of accounts payable and accrued liabilities.

Note 12—Other Long-Term Liabilities

Components of other long-term liabilities were as follows:

	December 31,
	2004	2003

Deferred compensation obligation	$3,973	$1,800
Deferred rent credit	2,437	2,269
Fair value of Palmilla guarantee	—	2,761
Other	689	460
	$7,099	$7,290

For more information on the deferred compensation obligation, see Note 17—Employee Benefit Plans.  The deferred rent credit relates to a building lease entered into during 2002 for our office in Plantation, Florida.  For more information on the termination and fair value of the Palmilla guarantee, see Note 23—Commitments and Contingencies.

Note 13—Long-Term Debt

Long-term debt consisted of the following:

	December 31,
	2004	2003

Fifth Amended Credit Facility (a)	$—	$—
$400 million 8 7/8% Senior Subordinated Notes due 2011 (b)	413,427	417,090
$230 million 2.375% Convertible Senior Subordinated Notes due 2024 (c)	230,000	—
Palmilla Notes (d)	110,000	—
Other (e)	1,361	434
	754,788	417,524
Less: amounts due within one year	(659)	(304)
	$754,129	$417,220

(a) Fifth Amended Credit Facility

On July 7, 2004, Kerzner entered into an amendment to our credit facility (the “Fifth Amended Credit Facility”) with a syndicate of banks (the “Lenders”).  Under the Fifth Amended Credit Facility, the maximum amount of borrowings that may be outstanding is $500.0 million (the “Commitment Amount”).  The Commitment Amount under the Fifth Amended Credit Facility may be voluntarily reduced from time to time in multiples of $1.0 million.  The Commitment Amount also shall be automatically and permanently reduced in connection with certain asset sales.  In February 2005, we further amended the Fifth Amended Credit Facility to, among other things, (i) conform its description of the Phase III expansion to that included in the Heads of Agreement, as supplemented in December 2004, and (ii) provide for the release of the liens granted to the holders of the property required for the proposed condo-hotel and Ocean Club Residences & Marina, and (iii) to allow a deposit of up to $74.0 million of our cash and cash equivalents to secure our obligation to contribute equity capital to Atlantis, The Palm.

Loans under the Fifth Amended Credit Facility bear interest at (i) the higher of (a) a base rate or (b) the Federal Funds Rate plus one-half of one percent, in either case plus an additional 0.125% to 2.00% based on a debt to EBITDA ratio during the period, as defined (the “Leverage Ratio”), (ii) the London Interbank Offered Rate

(“LIBOR”) rate plus 1.125% to 3.00% based on the Leverage Ratio or (iii) the Federal Funds Rate plus 1.125% to 3.00% based on the Leverage Ratio.  For loans based on the Alternate Base Rate (as defined), interest is payable monthly.  For loans based on the LIBOR rate, interest is payable on the last day of each applicable interest period.  Loans under the Fifth Amended Credit Facility may be prepaid and re-borrowed at any time and are due in full in July 2009.  Commitment fees are calculated at per annum rates ranging from 0.25% to 0.60% based on the Leverage Ratio, applied to the undrawn amount of the Fifth Amended Credit Facility and are payable quarterly.

The Fifth Amended Credit Facility contains affirmative and restrictive covenants which, among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business.  As of December 31, 2004, management believes the Company was in compliance with all such covenants.

The Fifth Amended Credit Facility is secured by a pledge of substantially all of our assets.

As of December 31, 2004, the Company had $494.0 million of borrowings available on the Fifth Amended Credit Facility after giving effect to $6.0 million in letters of credit outstanding.  In connection with this facility, the Company incurred $4.4 million of debt issuance costs during the year ended December 31, 2004.  These costs are being amortized to interest expense over the expected life of the facility of 5 years.  These costs, net of accumulated amortization, are included in deferred charges and other assets, net in the Company’s consolidated balance sheet as of December 31, 2004.

(b) 8 7/8% Senior Subordinated Notes

In August 2001, we issued $200.0 million principal amount of 8 7/8% senior subordinated notes due 2011 (the “8 7/8% Senior Subordinated Notes”) which, after costs of $6.0 million, resulted in net proceeds of approximately $194.0 million.  All of the proceeds received from the issuance of the 8 7/8% Senior Subordinated Notes were used to repay amounts outstanding under a previous revolving credit facility.  In May 2002, we issued, at 103%, an additional $200.0 million of 8 7/8% Senior Subordinated Notes and used the proceeds of approximately $201.5 million, net of related costs of $4.5 million, to repay our 9% Senior Subordinated Notes.

The 8 7/8% Senior Subordinated Notes are unconditionally guaranteed by substantially all of our wholly owned subsidiaries. Interest on these notes is paid semi-annually on February 15 and August 15.  The indenture for the 8 7/8% Senior Subordinated Notes contains various restrictive covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (a) incur additional indebtedness, (b) incur certain liens, (c) engage in certain transactions with affiliates and (d) pay dividends and make certain other payments.  We believe we are in compliance with all such covenants as of December 31, 2004.

All of our outstanding 8 7/8% Senior Subordinated Notes rank pari passu with each other and are all subordinated to the Fifth Amended Credit Facility.

In connection with the issuance of the $200.0 million 8 7/8% Senior Subordinated Notes issued in May 2002 and August 2001 and modifications of an amended revolving credit facility, the Company paid $0.1 million and $4.7 million, respectively, of debt issuance and modification costs during the years ended December 31, 2003 and 2002.  These costs, net of accumulated amortization, are included in deferred charges and other assets, net in the accompanying consolidated balance sheets.

(c) 2.375% Convertible Senior Subordinated Notes

In April 2004, the Company issued $230.0 million principal amount of 2.375% convertible senior subordinated notes due 2024 (the “2.375% Convertible Senior Subordinated Notes”) which, after debt issuance costs of $6.3 million, resulted in net proceeds of approximately $223.7 million.  The proceeds from the issuance of the 2.375% Convertible Senior Subordinated Notes will be used to fund future capital expenditures which may include, among other things, development costs for the Phase III expansion on Paradise Island, the Company’s equity investment in Kerzner Istithmar and general corporate purposes.  During the year ended December 31, 2004, a portion of these proceeds were utilized to purchase T-Bills.  The debt issuance costs are being amortized to interest expense over ten years, as there is an option to put such debt ten years from the issuance date.  These costs, net of accumulated amortization, are included in deferred charges and other assets, net in the Company’s consolidated balance sheet as of December 31, 2004.

The 2.375% Convertible Senior Subordinated Notes are unsecured senior subordinated obligations and mature on April 15, 2024 unless they are converted, redeemed or repurchased before the maturity date.  The 2.375% Convertible Senior Subordinated Notes may be converted into cash and Ordinary Shares at an initial conversion rate of 17.1703 shares per $1,000 principal amount in accordance with the terms of the indenture.  This conversion rate is equal to a conversion price of approximately $58.24 per ordinary share.  Upon conversion, all of the principal amount of the notes converted must be paid in cash.

These notes are convertible, at the holder’s option, prior to the maturity date into cash and Ordinary Shares in the following circumstances:

•                  During any fiscal quarter commencing after the date of original issuance of the notes, if the closing sale price of our Ordinary Shares over a specified number of trading days during the previous quarter is more than 120% of the conversion price, or $69.89, of the notes;

•                  If the notes are called for redemption and the redemption has not yet occurred;

•                  During the five trading day period immediately after any five consecutive trading day period in which the trading price of the notes per $1,000 principal amount for each day of such period was less than 95% of the product of the closing sale price of our Ordinary Shares on such day multiplied by the number of shares of our Ordinary Shares issuable upon conversion of $1,000 principal amount of the notes; or

•                  Upon the occurrence of specified corporate transactions.

The 2.375% Convertible Senior Subordinated Notes are subordinated to the Fifth Amended Credit Facility and rank pari passu with our 8 7/8% Senior Subordinated Notes, however, they are not guaranteed by our wholly owned subsidiaries, they are effectively subordinated to our subsidiaries’ existing and future liabilities.  Interest on the 2.375% Convertible Senior Subordinated Notes is paid semi-annually in arrears on April 15 and October 15, beginning October 15, 2004.

(d) Palmilla Notes

In August 2003, Palmilla secured a senior credit facility (the “Palmilla Senior Credit Facility”) in order the finance the renovation and expansion of Palmilla.  The Palmilla Senior Credit Facility was comprised of two tranches, tranche A (“Tranche A Loan”) of $46.5 million and tranche B (“Tranche B Loan”) of $42.0 million, for a total of $88.5 million.  Of the total borrowings outstanding, $46.5 million of such amount, representing the Tranche A Loan, was guaranteed by Kerzner.

On December 17, 2004, Palmilla entered into two promissory notes totaling a principal amount of $110.0 million (the “Palmilla Notes”).  The Palmilla Notes mature on January 9, 2007 and are governed by the terms of the Palmilla Notes and the note indenture dated December 17, 2004 (the “Palmilla Note Indenture”).  The proceeds from the Palmilla Notes were used to pay down the Tranche A Loan and Tranche B Loan related to the Palmilla Senior Credit Facility of $88.1 million, including accrued interest.  In connection with the early retirement of the Palmilla Senior Credit Facility, Palmilla wrote off $1.7 million in debt issuance costs associated with this facility.  These amounts are included in loss on early extinguishment of debt in the accompanying consolidated statements of operations.  The proceeds were also used to repay Kerzner $14.5 million in completion loans, excluding accrued interest.  In connection with the repayment in full of amounts outstanding under the Palmilla Senior Credit Facility, our $46.5 million guarantee was extinguished.

In connection with the Palmilla Notes, Palmilla paid $4.0 million in debt issuance costs during the year ended December 31, 2004, which are being amortized to interest expense over two years, the term of the Palmilla

Notes.  These costs, net of accumulated amortization, are included in deferred charges and other assets, net in the accompanying consolidated balance sheets.

Interest on the Palmilla Notes is paid monthly on the ninth day of each month.  The Palmilla Notes bear interest at the London Interbank Offered Rate (“LIBOR”) plus 3.75%.  The average interest rate for the period that the notes were outstanding during 2004 was 6.15%.  The Palmilla Notes contain affirmative and restrictive covenants which, among other things, require periodic financial reporting and include limitations on Palmilla to incur certain liens.

(e) Other

Other long-term debt consists of capital leases for machinery and equipment.

Derivative Financial Instruments

Interest Rate Risk Management

We attempt to limit our exposure to interest rate risk by managing our long-term fixed and variable rate borrowings.  In August and December 2001, we entered into interest rate swap agreements (the “Swap Agreements”) designated as fair value hedges of $200.0  million principal amount of our 8 7/8% Senior Subordinated Notes whereby we receive fixed interest rate payments in exchange for making variable interest rate payments on our 8 7/8% Senior Subordinated Notes.

These Swap Agreements qualify for the “shortcut” method of accounting provided under SFAS 133, which allows for the assumption of no ineffectiveness in our hedging relationship.  Accordingly, there is no income statement impact from changes in the fair value of the Swap Agreements.  Instead, the changes in the fair value of the Swap Agreements are recorded as an asset or liability on the accompanying consolidated balance sheet with an offsetting adjustment to the carrying value of the related debt.

In September 2003, we cancelled $25.0 million notional amount of our then $200.0 million of interest rate swaps on our 8 7/8% Senior Subordinated Notes.  We received $1.4 million from this cancellation, which is being accreted to interest expense over the term of the underlying debt.

In July 2004, we cancelled $25.0 million notional amount of our then $175.0 million of interest rate swaps on our 8 7/8% Senior Subordinated Notes.  We received $1.1 million from this cancellation, of which $0.4 million was applied to our outstanding interest receivable, and $0.7 million is being accreted to reduce interest expense over the term of the underlying debt.

Included in deferred charges and other assets, net in the Company’s balance sheets at December 31, 2004 and 2003 is $8.7 million and $11.8 million, respectively, representing the fair value of the Swap Agreements as of that date.  This represents the amount we would have received had the Swap Agreements been terminated on each respective date.  This resulted in a corresponding increase to the carrying value of our 8 7/8% Senior Subordinated Notes.

As of December 31, 2004 and 2003, the aggregate notional principal amount of the Swap Agreements was $150.0 million and $175.0 million, respectively, and these agreements mature concurrently with the 8 7/8% Senior Subordinated Notes in August 2011.  For the years ended December 31, 2004, 2003 and 2002 the weighted average variable rate on the Swap Agreements was 4.93%, 4.18% and 5.49%, respectively.

As of December 31, 2004 and 2003, after giving effect to the Swap Agreements, our fixed rate borrowings represented approximately 65% and 56% and our variable rate borrowings represented 35% and 44%, respectively, of total borrowings.

Interest Rate Cap Agreement

Pursuant to the terms of the Palmilla Notes, Palmilla was required to enter into an interest rate cap agreement contemporaneously with the issuance of the Palmilla Notes.  On December 17, 2004, Palmilla entered into an interest rate cap agreement in order to cap the LIBOR component of the interest on the Palmilla Notes at 5% (“Interest Rate Cap Agreement”).  The Interest Rate Cap Agreement is designated as a cash flow hedge as it involves the receipt of variable-rate amounts in exchange for one up-front fixed-rate payment over the life of the agreement without exchange of the underlying principal amount.  During 2004, the Interest Rate Cap Agreement was used to hedge the variable cash flows associated with the Palmilla Notes.

At December 31, 2004, the fair value of the Interest Rate Cap Agreement was $0.1 million and was included in prepaid expenses and other assets in the accompanying consolidated balance sheet.  The unrealized loss of $38,000 in 2004 for the Interest Rate Cap Agreement is included as a component of accumulated other comprehensive loss in the accompanying statement of changes in shareholders’ equity.  No hedge ineffectiveness on cash flow hedges was recognized during 2004.

Credit Exposure

We are exposed to credit-related losses in the event of non-performance by counterparties to our Swap Agreements.  We monitor the creditworthiness of the counterparties and presently do not expect default by any of the counterparties.  We do not obtain collateral in connection with our derivative financial instruments.

Guarantees

For a description of the Company’s guarantees of certain debt of affiliated entities, see Note 23—Commitments and Contingencies.

Overdraft Loan Facility

We have an unused revolving overdraft loan facility with The Bank of Nova Scotia in the amount of Bahamian $5.0 million, which is equal to U.S. $5.0 million.  The overdraft facility would bear interest at The Bank of Nova Scotia’s base rate for Bahamian dollar loans plus 1.5% with repayment, subject to annual review.  The overdraft facility is secured by substantially all of our Bahamian assets and ranks pari passu with our Fifth Amended Credit Facility.

Debt Maturity

Aggregate annual maturities of long-term debt as of December 31, 2004, for each of the next five years and thereafter are as follows:

Year Ending December 31,
2005	$659
2006	451
2007	110,238
2008	13
2009	—
Thereafter	630,000
741,361
Debt premium	4,734
Interest rate swap fair value adjustment	8,693
$754,788

Note 14—Shareholders’ Equity

In July 2004, the Company completed an equity offering in The Bahamas of approximately 4.3 million Bahamian Depositary Receipts, the equivalent of approximately 0.4 million Ordinary Shares, that resulted in net proceeds of approximately $19.1 million.

In August 2004, the Company sold 3.0 million newly issued Ordinary Shares at a price of $51.25 per share to Istithmar, resulting in net proceeds of $153.4 million.  As a part of Istithmar’s overall investment in the Company, Istithmar also entered into purchase agreements with two of the Company’s shareholders to purchase an additional 1.5 million Ordinary Shares at $47.50 per share, the market price at the time the purchase agreements were executed.  These secondary sales closed simultaneously with Istithmar’s purchase of primary shares from the Company.  In connection with this transaction, we added a designee of Istithmar to our Board of Directors.

Note 15—Stock-Based Compensation

Stock Options

Our shareholders approved stock option plans in 1995 (the “1995 Plan”), 1997 (the “1997 Plan”) and in 2000 (the “2000 Plan,” and collectively the “Plans”) that provide for the issuance of options to acquire an aggregate of 7,500,000 Ordinary Shares.  Pursuant to the Plans, the option prices are equal to the market value per share of the Ordinary Shares on the date of the grant.  The 1995 Plan provided for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options, and thereafter in installments of 20% per year over a four-year period.  The 1997 Plan provides for the same vesting schedule except that the vesting period begins one year after the grant date.  The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over the remaining two-year period.  Options granted under the Plans have a term of 10 years from the date of grant.  The Plans provide for options with respect to Ordinary Shares to be granted to our directors, officers and employees.

Our Board of Directors approved a stock option plan in December 2003 (the “2003 Plan”) that provides for the issuance of options and restricted share awards to acquire an aggregate of 3,000,000 Ordinary Shares.  Pursuant to the 2003 Plan, the prices are equal to the market values per share of the Ordinary Shares on the date of grant, unless otherwise specifically provided by the compensation committee.  Unless otherwise specified by the compensation committee, options and restricted shares shall become vested and exercisable in installments of 25%

over a four-year period.  Options and restricted shares granted under the 2003 Plan have a term of seven years from the date of grant.  The 2003 Plan provides for options with respect to Ordinary Shares to be granted to our directors, officers, employees and consultants of the Company.  During the years ended December 31, 2004 and 2003, the Company issued 0.3 million and 0.1 million, respectively, of restricted shares under the 2003 Plan to certain employees and officers.  The restricted shares’ vesting period ranges from three to five years on either a graduated or cliff vesting basis provided that the recipient is still with the Company upon vesting.  The aggregate market value of the restricted shares at the date of issuance of $14.8 million has been recorded as deferred compensation, as a separate component of shareholders’ equity, and is being amortized over the applicable vesting period.  During the year ended December 31, 2004, 700 restricted shares that were issued during 2003 were cancelled.

Our stock option plans provide for the issuance of options to acquire an aggregate of 10,500,000 of our Ordinary Shares.  As of December 31, 2004, options pursuant to these plans had been granted at exercise prices ranging from $18.13 to $57.31.  As of December 31, 2004, options to acquire 3,332,944 Ordinary Shares were outstanding, of which 935,398 were exercisable as of that date.  Nearly all of the options under the 1995 Plan, the 1997 Plan and the 2000 Plan have been granted as of December 31, 2004.

A summary of our stock option activity for 2004, 2003 and 2002 is as follows (in thousands, except per share data):

	December 31,
	2004		2003		2002
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share

Outstanding at beginning of year	5,059	$27.91	5,347	$21.54	5,742	$25.14
Granted	255	49.56	1,796	36.40	1,659	21.17
Exercised	(1,858)	21.78	(2,074)	18.81	(776)	17.95
Forfeited and expired	(123)	25.57	(10)	—	(1,278)	38.14

Outstanding at end of year	3,333	32.70	5,059	27.91	5,347	21.54
Exercisable at end of year	935	25.58	2,266	22.95	3,160	21.49
Available for grant	713		1,179		35

The weighted average exercise price and weighted average contractual life of stock options outstanding and exercisable at December 31, 2004 is as follows (in thousands, except per share data):

	Outstanding			Exercisable
Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life
$18.13 - $19.99	65	$18.65	6.3	44	$18.13	5.6
$20.00 - $24.99	492	20.76	7.5	319	20.72	7.4
$25.00 - $29.99	552	25.94	6.5	298	26.05	6.5
$30.00 - $34.99	76	32.44	3.1	73	32.57	2.9
$35.00 - $39.99	1,883	36.61	5.7	191	35.42	3.5
$40.00 - $49.99	143	42.39	6.0	10	41.63	3.9
$50.00 - $57.31	122	57.31	6.9	—	—	—
	3,333	$32.70	6.0	935	$25.58	5.6

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

Note 16—Related Party Transactions

In the normal course of business, the Company undertakes transactions with a number of unconsolidated affiliated companies.  Certain of the Company’s subsidiaries provide construction funding, project consulting, operating advances and management and development services to such affiliates.  Due from affiliates and management, development and other fees from affiliates consisted of the following:

			Management, Development and Other Fees
	Due From Affiliates		For the Year Ended December 31,
	December 31,
	2004	2003	2004	2003	2002
Reethi Rah	$56,543	$16,360	$1,270	$394	$—
Harborside at Atlantis	18,414	17,391	2,826	1,847	1,579
Mauritius Resorts	6,707	6,394	9,614	7,619	7,074
Cape Town	5,790	—	—	—	—
Kanuhura	4,022	4,807	1,466	787	383
Atlantis, The Palm	2,520	—	380	—	—
South Africa	1,743	—	—	—	—
Royal Mirage	1,378	958	3,403	1,293	1,232
Trading Cove Associates	233	227	935	1,755	1,326
BLB	69	—	—	—	—
Palmilla	—	2,654	—	1,482	128
	97,419	48,791	19,894	15,177	11,722
Less: Amounts due within one year	(15,682)	(13,949)	—	—	—
	$81,737	$34,842	$19,894	$15,177	$11,722

During the year ended December 31, 2004, the Company recognized $1.8 million of bad debt expense associated with certain affiliated receivables.

Reethi Rah

On December 4, 2002, the Company entered into a senior subordinated credit agreement with Reethi Rah Resort Pvt. Ltd. and various other financial institutions (the “Senior Lenders”).  The purpose of the completion loans is to provide subordinated financing for the building and developing of Reethi Rah, a new resort on North Male Atoll in the Maldives.  The loans will be subordinated to all other loans made to Reethi Rah Resort Pvt. Ltd. by the Senior Lenders and will become immediately due and payable upon termination or cancellation of our management agreement related to the property.  As of December 31, 2004, the Company had entered into a series of completion loans in the principal amount of $54.4 million, which is included in due from affiliates-non-current, net in the accompanying consolidated balance sheet.

As of December 31, 2004 and 2003, other amounts incurred in connection with Reethi Rah of $1.6 million and $1.0 million, respectively, primarily represent development costs that Kerzner has incurred on behalf of the resort, which will be reimbursed after the opening of the resort.

Harborside at Atlantis

In 2000, the Company entered into a series of promissory notes with Harborside at Atlantis to fund 50% of the construction cost of the timeshare units on Paradise Island in The Bahamas.  In December 2004, the Company loaned an additional $1.5 million to Harborside at Atlantis related to the development of additional timeshare units in connection with the Phase III expansion pursuant to the existing series of promissory notes.  The balance of these notes was $16.5 million and $15.0 million as of December 31, 2004 and 2003, respectively.  These promissory notes are due on December 31, 2005, however, such notes are classified as non-current in the accompanying consolidated balance sheet as of December 31, 2004 as the Company does not anticipate payment by December 31, 2005 and expects to extend this maturity date.  The Company earns interest on these advances at a rate equal to one-month LIBOR plus 250 basis points.  The average interest rate for the year ended December 31, 2004 was 4.0%.  Interest due from Harborside on these notes was $0.1 million as of December 31, 2004 and 2003.  The loans were made simultaneously with loans from Starwood Vacation, which mirror the amounts, terms and conditions of the Company’s loans.  The Company’s loans and Starwood Vacation’s loans are pari passu with respect to payments of principal and accrued interest and such payments will be made in cash, as it is available from the sale of timeshare units.

The Company provides marketing and administrative services to Harborside at Atlantis from which it earned fees of $2.5 million, $1.8 million and $1.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.  Development fees earned during the year ended December 31, 2004 amounted to $0.3 million.  These amounts are included within management, development and other fees in the accompanying consolidated statements of operations.  The amount due from Harborside at Atlantis related to these services was $1.9 million and $1.8 million as of December 31, 2004 and 2003, respectively.

Mauritius Resorts

The Company has long-term management contracts through 2023 with each of the five hotels in Mauritius that are owned by SRL: the One&Only Le Saint Géran, the One&Only Le Touessrok, La Pirogue Hotel, Sugar Beach Resort and Le Coco Beach Hotel.  Effective January 1, 2003, the Company entered into an agreement with SRL to form One&Only Management for the purpose of, among other things, managing Kanuhura and the Mauritius Resorts.  Effective January 1, 2003, SRL owned 20% of One&Only Management and the Company owned the remaining 80%.  Subject to certain conditions, SRL’s ownership interest will increase incrementally through 2009, for no additional consideration, at which time it will own 50% of One&Only Management.  Effective January 1, 2005, SRL’s ownership interest increased to 25% and our ownership interest decreased to 75%.  Pursuant to a subcontract arrangement with One&Only Management, the Company provides comprehensive management services to Kanuhura and the Mauritius Resorts and receives a management fee, which is calculated as a percentage of revenues and adjusted EBITDA, as defined.  One&Only Management is also entitled to a marketing fee as calculated as a percentage of revenues, although it has subcontracted to the Company all marketing services and benefits thereof with respect to Kanuhura and the Mauritius Resorts.  For the years ended December 31, 2004, 2003 and 2002, the Company has recognized $8.4 million, $7.4 million and $5.6 million, respectively, related to these management agreements in Mauritius.  Additionally, during 2002, the Company completed a major redevelopment of the One&Only Le Touessrok for which it earned project fees of $0.2 million and $1.5 million for the years ended December 31, 2003 and 2002, respectively.

As of and for the years ended December 31, 2004 and 2003, the Company has consolidated One&Only Management, with SRL’s 20% interest reflected as a minority interest in the accompanying consolidated statements of operations and a minority interest liability reflected within accounts payable and accrued liabilities in the accompanying consolidated balance sheets.  The Company signed an agreement with SRL that provides for, among other things, the sale of 20% of its debt and equity interests in Kanuhura to SRL for which it received $1.5 million.  Following this sale, which was effective January 1, 2003, as of December 31, 2004 and 2003, the Company had a 20% equity interest in Kanuhura.  In connection with the incremental ownership interest increases in One&Only Management, effective January 1, 2005, the Company sold an additional 5% of its debt and equity interests in Kanuhura to SRL.  Accordingly, the Company’s equity interest in Kanuhura is now 18.75%.

Cape Town

In November 2003, we entered into an agreement with Victoria & Alfred Waterfront (Pty) Limited to develop a new luxury hotel in Cape Town, South Africa, subject to various conditions.  We intend to form a joint venture in which we will own a minority interest to develop and operate the One&Only Cape Town, a new luxury hotel on the waterfront.  As of December 31, 2004, the Company advanced $5.8 million of reimbursable costs related to the development of this luxury hotel.

Kanuhura

As described above, we assigned to One&Only Management the management agreement of Kanuhura, in which we owned a 20% interest as of December 31, 2004.  The terms of the management agreement run concurrently with the terms of a lease between Kanuhura and the government of the Republic of Maldives.  That lease expires in 2026 and is subject to extension.

During 2002, we advanced funds to Kanuhura in the amount of $3.6 million, which represented our share of funding for operations.  This advance is payable after satisfaction of certain Kanuhura financial obligations which mature no earlier than December 2007.  However, during 2004, Kanuhura repaid $1.2 million, including principal and accrued interest.  These loans accrue interest at a rate of LIBOR plus 600 basis points.  The average interest rate for the year ended December 31, 2004 was 7.24%.  As of December 31, 2004, the balance of the Kanuhura advances was $2.4 million.

Fees for management services during the years ended December 31, 2004, 2003 and 2002 were $1.2 million, $0.8 million and $0.4 million, respectively, and are included in management, development and other fees in the accompanying consolidated statements of operations.

Atlantis, The Palm

The Company has entered into a development agreement with Kerzner Istithmar that entitles us to receive $20.0 million and reimbursement of certain expenses over the development period of Atlantis, The Palm.  We currently have a 50% ownership interest in Kerzner Istithmar, and as such, we expect to recognize $10.0 million in development fees over the development period.  For the year ended December 31, 2004, we recognized $0.4 million of development fees related to Atlantis, The Palm.  This amount is included within management, development and other fees in the accompanying consolidated statement of operations for the year ended December 31, 2004.  The $2.5 million due from Atlantis, The Palm as of December 31, 2004 primarily consists of development related costs that have been advanced to Kerzner Istithmar by the Company.

South Africa

In October 2003, we advanced $1.7 million for the purchase of land for the potential development of an additional One&Only property in South Africa.

Royal Mirage

Fees for management services to the Royal Mirage during the year ended December 31, 2004, 2003 and 2002 were $3.4 million, $1.3 million and $1.2 million, respectively, and are included in management, development and other fees in the accompanying consolidated statements of operations.

Trading Cove Associates

The Company earned development fees from TCA pursuant to the TCA Development Agreement in 2002 and 2003.  In addition, the Company recorded other fees from TCA during all years presented.

Palmilla

Prior to our consolidation of Palmilla JV, LLC on January 1, 2004, fees for management services from Palmilla for both the year ended December 31, 2003 and during the period from September 12, 2002 (the date of acquisition) through December 31, 2002 were $0.1 million and are included in management, development and other fees in the accompanying consolidated statements of operations.

In April 2003, Palmilla commenced its expansion and redevelopment.  In connection with the redevelopment, the Company earned $1.3 million and $0.2 million of development and management fees, respectively, for the year ended December 31, 2003 which are included in management, development and other fees in the accompanying consolidated statements of operations.

In December 2004, Palmilla paid $0.8 million to Goldman, Sachs & Co., a related party of our 50% joint venture partner, for debt issuance costs associated with the Palmilla Notes.  This amount is included in deferred charges and other assets, net, in the accompanying consolidated balance sheet.

As of December 31, 2003, $2.7 million was due from Palmilla for management services, development fees and other advances.

Office Lease

Effective February 2002, we entered into a lease agreement with Tennyson Properties Limited, whereby we are leasing office space in Buckinghamshire in the United Kingdom for a period of 15 years.  The annual rent is approximately £205,000 (which is the equivalent of approximately $0.4 million at December 31, 2004) and is subject to increase every five years to the current fair market value.  Tennyson Properties Limited is owned by a family trust established by Mr. S. Kerzner, Chairman of the Company.

Note 17—Employee Benefit Plans

Certain of the Company’s subsidiaries participate in a defined contribution plan covering substantially all of their full-time employees.  The Company makes contributions to this plan based on a percentage of eligible employee contributions.  Total expenses for this plan were $0.4 million, $0.3 million and $0.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

In addition to the plan described above, union and certain other employees of Kerzner’s subsidiaries in The Bahamas are covered by multi-employer defined benefit pension plans to which employers make contributions.  In connection with these plans, the Company expensed contributions of $7.3 million, $7.0 million and $6.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

In October 2002, the Company established a deferred compensation plan (the “Deferred Compensation Plan”) for the purpose of allowing certain management of the Company to defer portions of their compensation and accumulate earnings on a tax-deferred basis.  The amount that is elected to be deferred is withheld from the employee’s compensation and remitted to the trustee of the Deferred Compensation Plan.  The trustee is responsible for utilizing such funds to purchase certain investments, which are held in a rabbi trust.

The compensation withheld from management, together with investment income on the Deferred Compensation Plan, is reflected as a deferred compensation obligation to participants and is classified within other long-term liabilities in the accompanying consolidated balance sheet.  The related assets which are held in the rabbi trust are classified within deferred charges and other assets in the accompanying consolidated balance sheets and are reported at cash surrender value with the resulting change in cash surrender value included in the accompanying consolidated statements of operations.  At December 31, 2004 and 2003, the balance of the liability and the corresponding asset totaled $4.0 million and $1.8 million, respectively.  During the years ended December 31, 2004 and 2003, the net change in the fair value of plan assets resulted in a charge to corporate expense of $0.1 million and $0.2 million, respectively.  During the years ended December 31, 2004 and 2003, the Deferred Compensation Plan did not have a significant impact on our operating results.

Note 18—Restructuring Reversal

In 2001, the Company incurred restructuring costs for severance payments made to employees who were terminated due to lower occupancy levels at Atlantis, Paradise Island subsequent to the terrorist attacks on September 11th.  By the end of 2002, all amounts related to the restructuring had been paid.  The remaining balance of $1.0 million was reversed in 2002 as fewer employees were released and the amounts were settled for less than originally planned.

Note 19—Investments in and Equity in Earnings (Losses) of Associated Companies

Components of investments in associated companies and equity in earnings (losses) of associated companies were as follows:

	December 31,		Ownership
	2004	2003	Interest

BLB	$38,273	$—	37.5%
Palmilla	—	38,757	50.0%
Sun Resorts Limited (Mauritius Resorts)	26,323	23,598	20.4%
Kerzner Istithmar	21,440	—	50.0%
Trading Cove Associates	14,908	14,427	50.0%
Harborside at Atlantis	9,044	2,697	50.0%
Kanuhura	2,303	1,864	20.0%
Trading Cove New York	1,809	1,758	50.0%
Other	38	51	50.0%
	$114,138	$83,152

	For the Year Ended December 31,
	2004	2003	2002

Equity in earnings (losses) of associated companies	$7,455	$(320)	$(5,209)
Relinquishment fees-equity in earnings of TCA	35,909	33,960	30,041

The Company’s proportionate share of earnings or losses from these entities is reflected in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations, except for equity earnings related to its investment in TCA, which are included in relinquishment fees – equity in earnings of TCA, after income from operations but before other income (expense), in the accompanying consolidated statements of operations.

In the normal course of business, the Company undertakes transactions with a number of unconsolidated affiliated companies.  See Note 16—Related Party Transactions for further discussion.

The following represents summarized financial information of Kerzner’s equity method investees (converted to U.S. dollars at the applicable exchange rate, where appropriate):

	For the Year Ended December 31,
	2004	2003	2002
Revenues	$260,092	$240,198	$190,608
Income from operations	117,789	89,485	62,643
Income from continuing operations before income taxes	104,737	78,464	55,915
Net income	101,254	71,590	50,250

	As of December 31,
	2004	2003

Current assets	$81,625	$137,379
Non-current assets	568,917	519,306
Total assets	650,542	656,685
Current liabilities	78,007	117,042
Non-current liabilities	188,520	281,312
Shareholders’ equity	384,015	258,331

BLB

Kerzner invested $47.4 million in BLB during the first half of 2004 for its proportionate share of BLB’s 22.2% interest in Wembley and to fund BLB’s intended acquisition of all of Wembley’s outstanding shares.  We recognized a $3.0 million equity loss in BLB, which included our share of failed transaction costs of $3.0 million related to the intended acquisition of all of Wembley’s outstanding shares, our $1.0 million share of a hedge loss, offset by $1.0 million of our share of dividend income received by BLB from Wembley.  Also included in the investment in BLB is $8.9 million in unrealized loss related to a decline in the fair value of Wembley’s shares and $2.8 million in foreign currency translation gain.

Palmilla

In connection with the consolidation of Palmilla JV, LLC in accordance with FIN 46R, the related investment in associated company was eliminated effective January 1, 2004.  During the year ended December 31, 2003 and for the period from September 12, 2002 through December 31, 2002, the Company recognized $4.8 million and $0.1 million, respectively, in equity losses.  The equity loss for the year ended December 31, 2003 includes $4.3 million of Kerzner’s 50% share of the pre-opening expenses associated with the redevelopment of Palmilla.

Mauritius Resorts

The Company recognized $4.3 million, $2.3 million and $1.7 million of equity earnings from SRL during the years ended December 31, 2004, 2003 and 2002, respectively.  During the years ended December 31, 2004, 2003 and 2002, the Company received dividends from SRL of $1.8 million, $1.5 million and $2.3 million, respectively.

Kerzner Istithmar

As of December 31, 2004, the Company had invested $21.8 million in Kerzner Istithmar.  As these funds were utilized by Kerzner Istithmar during the construction of Atlantis, The Palm, $0.5 million of related capitalized interest is included in the investment.  The investment has been reduced by $0.4 million, representing the portion of the development fee pertaining to our 50% ownership interest in Kerzner Istithmar.

Trading Cove Associates

Through a wholly owned subsidiary, we own a 50% interest in TCA and are a managing partner along with Waterford.  TCA and the Mohegan Tribe have entered into the TCA Development Agreement and the Relinquishment Agreement in connection with the Mohegan Sun.

Relinquishment fees represent the Company’s share of the net earnings from TCA pursuant to the Relinquishment Agreement.  In accordance with such agreement, TCA earns a fee equal to 5% of gross revenues, as defined in the Relinquishment Agreement, generated by Mohegan Sun during the 15-year period commencing on January 1, 2000, including revenue generated by Mohegan Sun’s 1998 expansion that was completed in 2002.  Revenues are defined in the Relinquishment Agreement as gross gaming revenues (other than Class II gaming revenue, i.e., bingo) and all other facility revenues.  Such revenue includes hotel revenues, food and beverage sales, parking revenues, ticket revenues and other fees or receipts from the convention/events center in the Mohegan Sun expansion and all rental or other receipts from lessees, licensees and concessionaires operating in the facility, but not the gross receipts of such lessees, licensees and concessionaires.  Such revenues exclude revenues generated by any future expansion of the Mohegan Sun.

The Company’s equity in earnings from TCA totaled $35.9 million, $34.0 million and $30.0 million for the years ended December 31, 2004, 2003 and 2002, respectively.  Such amounts do not equal 50% of the reported net income of TCA, primarily as a result of a priority distribution.  For seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the profits it receives each year (after the payment of certain expenses and the return of certain capital contributions) pursuant to the Relinquishment Agreement as a priority payment prior to making pro rata distributions to its partners.  The Company received cash distributions of $35.4 million, $29.0 million and $29.3 million for the years ended December 31, 2004, 2003, and 2002, respectively.

Harborside at Atlantis

Harborside at Atlantis constructs, sells and manages timeshare units on Paradise Island, The Bahamas.  Construction of the first phase of the timeshare units was completed in February 2001 and sales of timeshare units began in May 2000.  As of December 31, 2004, 2003 and 2002, 98%, 89% and 64%, respectively, of the first phase of the timeshare units were sold.  In 2004, sales of timeshare units began on the second phase of the Harborside at Atlantis development in connection with the Phase III expansion.  As of December 31, 2004, 13% of the second phase of timeshare units were sold.

For the years ended December 31, 2004, 2003 and 2002, the Company recognized $6.7 million, $3.3 million and $(5.2) million, respectively in equity earnings (losses) from Harborside at Atlantis which includes $0.2 million, $1.8 million and $6.9 million, respectively, of charges which represent our share of construction remediation costs that arose primarily from Hurricane Michelle related damages incurred in November 2001.  Included in equity in earnings (losses) are insurance recoveries realized by Harborside at Atlantis related to the settlement of the remediation claims, our portion of which was $4.2 million and $1.5 million for the years ended December 31, 2004 and 2003, respectively.

Kanuhura

For the years ended December 31, 2004, 2003 and 2002, the Company recognized $0.4 million, ($0.1) million and $0.7 million, respectively, in equity earnings (losses) from Kanuhura.

Trading Cove New York

Through a wholly owned subsidiary, the Company owns a 50% interest in, and is a managing member of, TCNY, along with Waterford Development New York, LLC.  The Company increased its equity in losses of TCNY by expensing certain costs that TCNY capitalized due to the Company’s evaluation of the uncertainty of the recoverability of such costs.

During the years ended December 31, 2004, 2003 and 2002, the Company recognized $0.9 million, $1.1 million and $1.0 million, respectively, of equity losses in TCNY.

Note 20—Gain on Settlement of Territorial and Other Disputes

Majority Shareholder Reorganization

In July 2001, the Company announced the restructuring of its then majority shareholder, Sun International Investments Limited (“SIIL”), and the resolution of certain matters, including a territorial dispute, with SIIL and certain of its shareholders (collectively the “Reorganization”).  At the time of the Reorganization, SIIL and its shareholders beneficially owned approximately 67% of our issued and outstanding Ordinary Shares.  SIIL was itself owned in equal thirds by Sun International Limited (formerly Kersaf Investments Limited) (“Kersaf”), Caledonia Investments PLC and World Leisure Group Limited, a company controlled by a Kerzner family trust.  SIIL previously was governed by a shareholders’ agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders.  In connection with the Reorganization, among other things, SIIL was dissolved and the shareholders’ agreement governing SIIL was terminated.  Accordingly, SIIL’s shareholders obtained direct ownership of their Ordinary Shares.  In addition, SIIL’s shareholders agreed to certain standstill provisions in effect through June 2006, pursuant to which each of them would refrain from proposing or consummating certain extraordinary corporate transactions involving the Company, including any merger or the sale of substantially all of our assets.

Pursuant to a registration rights and governance agreement executed in connection with the Reorganization, Kerzner granted certain registration rights to SIIL’s shareholders in respect of the Ordinary Shares held by them, in part in order to facilitate the required sale of at least 2,000,000 of Kersaf’s Ordinary Shares in a registered public offering, which requirement was satisfied on December 12, 2002.  Kerzner agreed that, after a transition period not to exceed one year from June 30, 2001, it would cease, and it has ceased, using the names “Sun” and “Sun International.”  In connection with the Reorganization, Kersaf agreed to pay Kerzner $15.5 million which was paid in full in 2001.  Of this amount, we recognized a $1.5 million net gain on the settlement of this territorial dispute during the year ended December 31, 2003.

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

According to the settlement agreement, among other things, (i) Kersaf was obligated, and on December 18, 2002 satisfied this obligation, to sell at least 2,000,000 shares in a registered public offering; (ii) Kersaf’s obligation to make the Contribution Payment was terminated effective December 1, 2002 and; (iii) Kersaf paid us $32.1 million in December 2002.  Of this amount, $14.7 million and $18.0 million (which represents the future payments that were to be received over the original term of the underlying Mauritius management contracts) is classified as deferred revenue as of December 31, 2004 and 2003, respectively.  The long-term portion of $11.2 million and $14.6 million as of December 31, 2004 and 2003, respectively, is included within deferred revenue and the current portion of $3.5 million and $3.4 million is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.  These amounts are being recognized as other revenues over the term of the original underlying Mauritius management contracts, which extended through December 2008.  The remaining amount of $9.4 million, net of $1.4 million of direct legal expenses, was recognized in the fourth quarter of 2002 as an additional gain on settlement of territorial and other disputes.  In exchange for this settlement, we agreed to terminate all existing lawsuits related to Kersaf and have released all parties from any related claims and we shall no longer have any interest in the Egypt Project.

Note 21—Loss on Early Extinguishment of Debt

During the year ended December 31, 2004, the Company recognized a $1.7 million loss on early extinguishment of debt related to the write-off of debt issuance costs associated with the Palmilla Senior Credit Facility, which was retired in December 2004 as discussed in Note 13 – Long-Term Debt.

The Company recognized a $20.5 million loss on early extinguishment of debt during the year ended December 31, 2002 in connection with the Company’s refinancing of its long-term debt.  Of this amount, $14.6 million related to our repurchase and redemption of the entire outstanding balance of $200 million principal amount of our 9% Senior Subordinated Notes during 2002.  The remaining $5.9 million related to the repurchase and redemption of our $100 million principal amount of 8 5/8% Senior Subordinated Notes during 2002.  This loss consisted of the premium paid on the repurchase and redemption of the notes, the non-cash charge to write-off the balance of the related debt issuance costs, the remaining unamortized discount on the notes and other direct costs.  The applicable net income tax effect was insignificant.

Note 22—Income Taxes

A significant portion of our operations are located in The Bahamas where there are no income taxes.  In 2004, 2003 and 2002, the income tax provisions relating to U.S. and other non-Bahamian operations were as follows:

	For the Year Ended December 31,
	2004	2003	2002
Current:
Federal	$(854)	$7,917	$5,939
State	3,424	3,393	2,341
Foreign	1,353	584	—
	3,923	11,894	8,280
Deferred:
Federal	(3,499)	(11,732)	(8,184)

	$424	$162	$96

The effective tax rate on income varies from the statutory U.S. federal tax rate as a result of the following factors:

	For the Year Ended December 31,
	2004	2003	2002

Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Non-U.S.-source income	(28.4)	(25.4)	(37.0)
State tax cost	5.0	4.7	5.8
NOLs, extraordinary item and temporary differences which a valuation allowance has been provided		—	12.8
Reduction of valuation allowance relating to prior years’ operating loss utilized	(5.1)	(16.4)	(20.4)
Release of accruals for tax uncertainties	(5.4)	—	—
Other	(0.5)	2.3	4.0
	0.6%	0.2%	0.2%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the deferred tax assets and liabilities were as follows:

	December 31,
	2004	2003

Non-current deferred tax liabilities:
Basis difference-land held for sale	$960	$—
Basis differences on property and equipment	153	—
Total deferred tax liabilities	1,113	—

Non-current deferred tax assets:
NOL carryforwards	140,694	183,629
Basis differences on property and equipment	—	527
Basis differences on land held for investment, development or resale	8,169	3,961
Book accruals not yet deductible for tax return purposes	3,041	2,954
Tax credit carryforwards	3,240	3,216
Other	5,591	4,998
Total deferred tax assets	160,735	199,285
Valuation allowance for deferred tax assets	(148,441)	(188,812)
Deferred tax assets, net of valuation allowance	12,294	10,473
Non-current net deferred tax assets:	$11,181	$10,473

Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income.  The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized.  We considered these factors in reaching our conclusion to reduce the valuation allowance by $40.4 million, $40.6 million and $2.6 million during 2004, 2003 and 2002, respectively.  Of this reduction, $3.5 million, $11.7 million and $8.2 million represent amounts released as income tax benefit, and accordingly, reduced our provision for income taxes for the years ended December 31,

2004, 2003 and 2002, respectively.  The remaining reduction to the valuation allowance resulted primarily from the tax effected expiration of net operating loss (“NOL”) carryforwards.

For federal income tax purposes, Kerzner International North America, Inc. (“KINA”), one of our wholly owned subsidiaries, had NOL carryforwards of approximately $402.0 million at December 31, 2004, of which $255.1 million are unrestricted as to use.  However, due to the change of ownership of KINA in 1996, $146.9 million of these NOL carryforwards (the “Pre-Change NOLs”) are limited in their availability to offset our future taxable income.  As a result of these limitations, approximately $11.3 million of Pre-Change NOLs will become available for use each year through the year 2008, with an additional $7.6 million becoming available in 2009.  The remaining Pre-Change NOLs are expected to expire unutilized, including the $93.3 million of Pre-Change NOLs that expired in 2004.

Our restricted NOL carryforwards expire as follows: $33.3 million in 2005 and $19.4 million in 2006.  Our unrestricted NOLs expire as follows: $4.1 million in 2006, $30.6 million in 2007, $56.5 million in 2008, $8.0 million in 2011, $57.0 million in 2012, $32.3 million in 2019, $17.7 million in 2020 and $48.9 million in 2021.

From time to time, we may be subject to audits covering a variety of tax matters by taxing authorities in any taxing jurisdiction where we conduct our business.  While we believe that the tax returns we file and any tax positions we take are supportable and accurate, some tax authorities may not agree with our positions.  This can give rise to tax uncertainties which, upon audit, may not be resolved in our favor.  We have established accruals for various tax uncertainties that we believe are probable and reasonably estimable.  These accruals are based on certain assumptions, estimates and judgments, including estimates of probability, estimates of amounts for settlements, associated interest and penalties.  Changes to these assumptions, estimates and judgments could have a material impact on our provision for income taxes.  For the year ended December 31, 2004, we reduced our tax accruals by $3.7 million as a result of the expiration of certain statutes of limitation.  This resulted in a reduction to our provision for income taxes by the same amount.  As of December 31, 2004, we have an income tax accrual of $4.8 million related to certain tax positions which might be challenged by tax authorities.  If challenged, the amount of taxes, penalties and interest which could be assessed by taxing authorities may differ from the amount that has been accrued.

Note 23—Commitments and Contingencies

Lease Obligations

We lease office space in numerous locations throughout the United States and Europe for sales and marketing, public relations, tour operations and travel reservation services and other administrative services.  These offices support our operations throughout the world.  In addition, we have obligations under certain operating leases related to equipment acquired for our operations.

Future minimum lease obligations under various non-cancelable operating leases with terms in excess of one year at December 31, 2004 are as follows:

Year Ending December 31,
2005	$3,090
2006	2,707
2007	2,297
2008	1,875
2009	1,953
Thereafter	16,834

$28,756

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

We restated our agreement with the Bahamian Government on May 26, 2003, in anticipation of the Phase III expansion on Paradise Island.  Such agreement was supplemented in both May and December 2004.  The restated Heads of Agreement, as supplemented, maintains the current basic casino tax and fee structure which calls for an annual license fee of $100,000 per thousand square feet of casino space, a minimum annual casino tax of $4.3 million on all gaming win up to $20.0 million, a 12.5% win tax on gaming win between $20.0 million and $120.0 million and a 10% win tax on gaming win in excess of $120.0 million.  The Company is entitled to a credit of $5.0 million in relation to the annual license fee and a 45% credit against all win tax on gaming win between $20.0 million and $120.0 million.

With the commencement of construction of the Phase III expansion as discussed in Note 1—Organization and Basis of Presentation, the basic tax and fee structure was amended so that all gaming win in excess of $20.0 million is subject to a win tax of 10%, and is effective for a period of 20 years after the earlier of the date of the substantial completion of the Phase III expansion and December 31, 2007.  In addition, the $5.0 million credit against the annual license fee shall remain, and the credit against win tax shall become 50% against all win tax on gaming win over $20.0 million.  These credits shall also apply from the commencement of construction of the Phase III expansion and shall expire at the end of 2024.

In order to secure the tax incentives described in the preceding paragraph, we were obligated to commence construction on certain aspects of the Phase III expansion by December 31, 2003, commence construction on certain other aspects of the Phase III expansion by June 30, 2004, and notify the Bahamian Government.  If we do not proceed with the condo-hotel and the Athol Golf Course, casino tax concessions and the joint marketing contribution from the Government will be reduced beginning in 2009 in accordance with a schedule contained in the Heads of Agreement.

The Heads of Agreement also provides for an extension of our joint marketing agreement with the Bahamian Government pursuant to which the Bahamian Government agreed to match our contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media to promote the destination and our Paradise Island properties, including the Phase III expansion.  This joint marketing agreement will expire on December 31, 2010.

Pursuant to the Heads of Agreement, the Company is obligated to contribute $5.0 million to benefit community programs in The Bahamas as designated by the Bahamian Government.  This obligation is included in capital creditors in the accompanying consolidated balance sheet as of December 31, 2004.

Guarantees

In connection with the Palmilla operating agreement, the Company agreed that in the event that Palmilla obtained third-party debt financing for its planned redevelopment, the Company would guarantee certain amounts of such financing.  The purpose of these guarantees was to assist Palmilla in obtaining financing for its redevelopment on commercially reasonable terms.  As discussed in Note 13—Long-Term Debt, in August 2003, Palmilla secured the Palmilla Senior Credit Facility in the amount of $88.5 million, of which Kerzner guaranteed $46.5 million.  In 2003, the Company recorded the fair value of these guarantees in accordance with the provisions of FIN 45.  As previously described, the Company was released from these guarantees in 2004 as a result of the Palmilla refinancing.

In recording the $2.8 million fair value of the Palmilla guarantee in 2003, we estimated the premium that would be required by a third party to issue the same guarantee in a stand-alone arm’s length transaction with an unrelated party.  We estimated the fair value by calculating the net present value of the difference in cash flows of interest payments between the estimated interest amounts payable without the guarantee and the cash flows of those same interest payments with the guarantee.  The difference between these two amounts equaled $2.8 million representing the estimated fair value of the guarantee.  The components of the calculation include the amount guaranteed, the estimated interest rate of the credit facility without the guarantee, the interest rate of the facility with the guarantee, the discount rate for the net present value calculation and the estimated term of the guarantee to arrive at the approximate cash flows under each scenario.  Upon consolidation of the results of Palmilla JV, LLC in 2004, we have eliminated the fair value of the guarantee.

In connection with the Company’s purchase of a 25% initial equity interest in Kanuhura, the Company was required to guarantee certain obligations, totaling $10.7 million to its other shareholders.  The Company is not obligated under these guarantees unless the property’s senior bank debt agreement prevents available cash flow from being distributed to the shareholders, nor until Kanuhura repays certain senior debt owed.  As of December 31, 2004, the amount of senior debt owed was $2.4 million, excluding accrued interest.  The Company’s obligations under these guarantees expire when the underlying obligations are repaid.  Upon having to satisfy these guarantees, the Company would be deemed to have made a loan to the Kanuhura on the same terms of the underlying note that was satisfied.  As these guarantees were issued in July 2001 and we did not modify these guarantees after December 31, 2002, no amount has been recorded for the fair value of these guarantees.

Commitment with Reethi Rah

At December 31, 2004, Reethi Rah Resort Pvt. Limited, the owner of Reethi Rah, had outstanding indebtedness which included $54.4 million principal amount of unsecured subordinated loans advanced by Kerzner.  The Company will fund or arrange for funding for any additional development costs to complete the construction of the resort.

Atlantis, The Palm Commitment

In September 2003, the Company entered into agreements to form a joint venture with Nakheel in Dubai to develop Atlantis, The Palm.  The first phase of the project will include a resort and an extensive water theme park situated on beachfront property.  Atlantis, The Palm will be located on The Palm, Jumeirah, a land reclamation project in Dubai.  On June 23, 2004, the Company announced that it had entered into an agreement with Istithmar which assumed all obligations and rights of its affiliate, Nakheel, pursuant to which the scope of Atlantis, The Palm was increased.  The Company and Istithmar have each agreed to invest $100.0 million in the form of Class A common stock in the joint venture and Istithmar has agreed to underwrite $200.0 million of the joint venture’s limited voting Class B common stock.  As part of the transaction, Kerzner has entered into a development services agreement and a long-term management agreement with the joint venture company.  In addition, each of Istithmar and Kerzner will provide, on a joint and several basis, additional sponsor support of up to $55.0 million with respect to cost overruns and post-completion debt service obligations.

Executive and Employee Bonus Plans

We have a bonus plan whereby our employees, including officers, will qualify for bonuses if we attain certain levels of earnings and such bonuses are calculated as a percentage of each individual’s salary.  Such percentage is based on, among other things, each employee’s level of responsibility.  Bonuses paid to our officers under this bonus plan could reach a maximum of 100% of the respective employee’s base salary.  Bonuses ranging from 4% to 62% were granted in 2004 to our officers and employees.  The compensation expense related to this bonus plan amounted to $13.5 million, $13.8 million and $17.0 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Litigation, Claims and Assessments

The Company is involved in certain litigation and claims incidental to its business.  Management does not believe, based on currently available information, that these matters will have a material adverse effect on the accompanying consolidated financial statements.

Note 24—Segment Information

The Company develops and operates premier resort casinos and other properties throughout the world and manages its business in three segments: Destination Resorts, Gaming and One&Only Resorts.  Management expects that the Company’s future growth will further define and reinforce these segments.

The Destination Resorts segment, our largest segment from a revenue, net income and total assets basis, includes the Company’s flagship property, Atlantis, Paradise Island, its tour operator which supports Atlantis, Paradise Island, PIV, Inc., and its 50% investment in Harborside at Atlantis.  For 2004, the Destination Resorts segment also includes Atlantis, The Palm and costs associated with the development of a destination resort casino located in Morocco.  The Gaming segment consists of the relinquishment and development fee income from Mohegan Sun in Uncasville, Connecticut, costs associated with the potential development of casino and resort facilities in the United Kingdom at the Millennium Dome, Northampton, Glasgow and Manchester, our equity investment, through BLB, in Wembley and our equity investment in TCNY.  The One&Only Resorts segment is comprised of Kerzner’s luxury resort hotel businesses which consist of premier properties that primarily operate in the five-star deluxe end of the resort market.  The One&Only Resorts segment includes resorts located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai.  We have also entered into agreements to develop and manage a second property in the Maldives and a property on the Victoria & Alfred Waterfront in Cape Town, South Africa, both of which we expect will be operated under the One&Only brand.  As each segment operates in various geographic areas, they are delineated within the tables that follow.

The Company evaluates the performance of its segments based primarily on their contribution to net income, which is their respective revenues generated after direct operating costs, and depreciation and amortization attributable to each segment.  Corporate expenses, interest income and expense, income taxes and other income and expenses are not allocated to the segments but are separately evaluated.  The accounting policies of these reportable segments are the same as those disclosed in Note 2-Summary of Significant Accounting Policies.  The following tables are an analysis of net revenues, contribution to net income and total assets, depreciation and amortization and capital additions by segment:

Net Revenues

	For The Year Ended December 31,
	2004	2003	2002

Destination Resorts:
Atlantis, Paradise Island	$474,611	$463,276	$453,834
Tour operations	26,564	28,875	29,026
Harborside at Atlantis fees	2,826	1,847	1,579
	504,001	493,998	484,439
Atlantis, The Palm fees	380	—	—
	504,381	493,998	484,439
Gaming:
Connecticut (2)	935	1,755	1,326

One&Only Resorts:
Ocean Club	37,731	34,186	31,200
Palmilla (3)	37,875	1,481	128
Other resorts (4)	15,753	10,094	8,689
Tour operations	20,551	11,915	12,037
	111,910	57,676	52,054

Other (5)	3,859	5,084	4,443
Net revenues	$621,085	$558,513	$542,262

(1)          Consists of revenue from Atlantis, Paradise Island, the Ocean Club Golf Course, the Company’s wholly owned tour operator, PIV, Inc., and marketing and development fee income from our interest in Harborside at Atlantis.

(2)          Consists of development and other fees related to Mohegan Sun. Relinquishment fees – equity in earnings of TCA related to our Gaming segment are included as a separate component outside of income from operations in the accompanying consolidated statements of operations.

(3)          Consists of revenue from Palmilla in connection with the consolidation of Palmilla JV, LLC for the year ended December 31, 2004 as a result of FIN 46R.  Revenues for the years ended December 31, 2003 and 2002 represent management and development fees related to Palmilla.

(4)          Includes management, marketing and development fees from the One&Only Resorts properties located in Mauritius, Dubai and the Maldives.

(5)          Includes revenue not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

Contribution to Net Income

	For The Year Ended December 31,
	2004	2003	2002

Destination Resorts:
Atlantis, Paradise Island	$86,951	$83,523	$76,909
Tour operations	5,885	5.089	4,239
Harborside at Atlantis (1)	9,477	5,176	(3,634)
	102,313	93,788	77,514
Atlantis, The Palm	346	—	—
	102,659	93,788	77,514

Gaming:
Connecticut (2)	36,843	35,715	31,367
United Kingdom	(2,182)	(329)	—
Other (3)	(4,357)	(1,086)	(931)
	30,304	34,300	30,436
One&Only Resorts:
Ocean Club	3,644	4,720	3,999
Palmilla (4)	(1,831)	(3,013)	(17)
Other resorts (5)	14,236	8,498	8,689
Direct expenses (5)	(15,919)	(12,187)	(8,061)
Other (6)	4,737	2,242	1,079
	4,867	260	5,689

General corporate	(34,489)	(32,842)	(25,188)
Impairment of Atlantic City land	(7,303)	—	—
Restructuring reversal	—	—	1,000
Interest income	4,722	3,394	3,419
Interest expense, net of capitalization	(36,814)	(29,264)	(39,104)
Gain on settlement of territorial and other disputes	—	1,479	14,459
Early extinguishment of debt, net of income tax effect	(1,655)	—	(20,525)
Other, net	1,358	(686)	60
Provision for income taxes	(424)	(162)	(96)
Palmilla minority interest (7)	4,907	—	—
Income (loss) from discontinued operations, net of income tax	—	1,305	(8,061)
Net income	$68,132	$71,572	$39,603

(1)          Consists of equity in earnings, marketing, development and other fees related to Harborside at Atlantis.

(2)          Consists of relinquishment fees – equity in earnings of TCA and development and other fees related to Mohegan Sun.

(3)          Consists of equity in losses of BLB and TCNY and direct expenses for the gaming segment.

(4)          Consists of earnings before interest and taxes, net of minority interest related to Palmilla for the year ended December 31, 2004.  Results for the years ended December 31, 2003 and 2002 include management, development and other fees and the Company’s share of net loss from Palmilla prior to the Company’s adoption of FIN 46R.

(5)          Consists of management, marketing, development and other fees, net of minority interest and direct expenses related to the One&Only Resorts businesses located in Mauritius,  Dubai and the Maldives.

(6)          Consists of equity in earnings of SRL and Kanuhura.

(7)          Consists of minority interest related to the portion of Palmilla’s loss on early extinguishment of debt, interest expense and taxes, which is not allocated to the One&Only Resorts segment.

Total Assets, Depreciation and Amortization and Capital Additions

	As of December 31, 2004	Year Ended December 31, 2004
	Total Assets	Depreciation and Amortization	Capital Additions(4)
Destination Resorts:
Atlantis, Paradise Island(1)	$1,176,264	$48,242	$104,081
Atlantis, The Palm	21,440	—	—
	1,197,704	48,242	104,081
Gaming:
Connecticut(2)	15,141	—	—
United Kingdom	12,069	—	5,689
Other(2)	38,274	—	—
	65,484	—	5,689
One&Only
Ocean Club	79,675	5,051	21,957
Palmilla	156,848	4,385	17,909
Other Resorts(3)	52,715	361	374
	289,238	9,797	40,240

General corporate(5)	534,849	909	265
	$2,087,275	$58,948	$150,275

(1)          Includes assets from Atlantis, Paradise Island, the Company’s wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and our investment in Harborside at Atlantis.

(2)          Connecticut includes our investment in TCA and other includes our investments in BLB and TCNY.

(3)          Includes the Company’s investments in SRL and Kanuhura.

(4)          Capital additions for the year ended December 31, 2004 include payments for property and equipment of $119.4 million and acquisition of assets from Club Méditerranée (Bahamas) Limited of $30.9 million.

(5)          General corporate includes $203.9 million of short-term investments and $180.3 million of cash and cash equivalents.

	As of December 31, 2003	Year Ended December 31, 2003
	Total Assets	Depreciation and Amortization	Capital Additions(4)
Destination Resorts:
Atlantis, Paradise Island(1)	$1,129,988	$50,996	$66,756

Gaming:
Connecticut(2)	14,654	—	—
United Kingdom	1,748	1	2,276
	16,402	1	2,276
One&Only
One&Only Ocean Club	63,009	3,678	802
One&Only Other Resorts(3)	81,077	247	476
	144,086	3,925	1,278

General corporate	165,452	860	588
	$1,455,928	$55,782	$70,898

(1)          Includes assets from Atlantis, Paradise Island, the Company’s wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and the Company’s investment in Harborside at Atlantis.

(2)          Connecticut includes our investment in TCA.

(3)          Includes the Company’s investments in associated companies related to the One&Only Resort businesses located in Mexico, Mauritius and the Maldives.

(4)          Capital additions for the year ended December 31, 2003 are net of $6.9 million of insurance proceeds received for damaged assets Atlantis, Paradise Island related to Hurricane Michelle.

	Year Ended December 31, 2002
	Depreciation and Amortization	Capital Additions
Destination Resorts:
Atlantis, Paradise Island (1)	$50,709	$37,729

Gaming:
Connecticut (2)	—	—
United Kingdom	—	—
	—	—
One&Only Resorts
One&Only Ocean Club	3,951	596
One&Only Other Resorts (3)	69	721
	4,020	1,317

General Corporate	757	478
	$55,486	$39,524

(1)          Includes assets from Atlantis, Paradise Island, the Company’s wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and the Company’s investment in Harborside at Atlantis.

(2)          Connecticut includes our investment in TCA.

(3)          Includes the Company’s investments in associated companies related to the One&Only Resort businesses located in Mexico, Mauritius and the Maldives.

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

The Company used the following methods and assumptions in estimating fair value disclosures for financial instruments: (a) cash and cash equivalents, restricted cash, short-term investments, trade receivables, other current assets, accounts payable, accrued liabilities and variable rate debt: the amounts reported in the accompanying consolidated balance sheets approximate fair value due to the nature and short-term maturities of such assets and liabilities; (b) fixed-rate debt: fixed rate debt is valued based upon published market quotations, as applicable (the fair value of our fixed rate debt at December 31, 2004 was approximately $731.8 million as compared to its carrying value of $643.4 million and the fair value of our fixed rate debt at December 31, 2003 was approximately $443.9 million as compared to its carrying value of $417.1 million); and (c) swap and cap agreements: the fair value of its swap and cap agreements was determined from the representations of financial institutions. The fair value of the Company’s swap agreements at December 31, 2004 and 2003 equal their carrying value of $8.7 million and $11.8 million, respectively, and the fair value of Palmilla’s cap agreement at December 31, 2004 was $0.1 million.  These amounts are included in deferred charges and other assets in the accompanying consolidated balance sheets.

Note 26—Supplemental Condensed Consolidating Financial Information

Our 8 7/8% Senior Subordinated Notes were co-issued by the Company and one of its wholly owned subsidiaries, KINA.  The 8 7/8% Senior Subordinated Notes are guaranteed by substantially all of our wholly owned subsidiaries (the “Subsidiary Guarantors”) and are jointly and severally irrevocably and unconditionally guaranteed.  The following supplemental financial information sets forth condensed consolidated balance sheets, statements of operations and statements of cash flows for each of the co-issuers of the 8 7/8% Senior Subordinated Notes, Kerzner and KINA, and, on a combined basis, for the Subsidiary Guarantors and non-guarantor subsidiaries.

Condensed Consolidating Balance Sheet at December 31, 2004

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$840	$3,836	$172,555	$3,110	$—	$180,341
Restricted cash	—	—	445	2,323	—	2,768
Short-term investments	—	—	203,940	—	—	203,940
Trade receivables, net	43	622	42,225	1,796	(2,943)	41,743
Due from affiliates	659,668	20,553	(665,026)	7,268	(6,781)	15,682
Inventories	—	—	10,867	2,586	—	13,453
Assets held for sale	—	5,416	6,873	—	—	12,289
Prepaid expenses and other assets	173	66	25,229	1,791	(5,574)	21,685
Total current assets	660,724	30,493	(202,892)	18,874	(15,298)	491,901

Property and equipment, net	—	40,064	1,140,840	142,198	24,538	1,347,640
Due from affiliates - non-current	58,035	200,000	(176,235)	—	(63)	81,737
Deferred tax asset, net	—	11,181	—	—	—	11,181
Deferred charges and other assets, net	13,050	10,549	11,624	4,032	1,423	40,678
Investment in subsidiaries	631,933	10	—	—	(631,943)	—
Investments in associated companies	2,302	—	112,519	—	(683)	114,138
Total assets	$1,366,044	$292,297	$885,856	$165,104	$(622,026)	$2,087,275

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current maturities of long-term debt	$—	$—	$495	$164	$—	$659
Accounts payable and accrued liabilities	7,139	20,634	139,704	12,795	(11,547)	168,725
Due to affiliates - current	—	—	2,252	1,021	(3,273)	—
Capital creditors	—	—	15,536	496	—	16,032
Total current liabilities	7,139	20,634	157,987	14,476	(14,820)	185,416

Deferred revenue	—	412	16,381	3,626	—	20,419
Other long-term liabilities	—	3,973	3,178	52	(104)	7,099
Long-term debt, net of current maturities	238,693	404,734	361	110,341	—	754,129
Total liabilities	245,832	429,753	177,907	128,495	(14,924)	967,063

Minority interest	3,934	—	—	—	—	3,934

Shareholders’ equity	1,116,278	(137,456)	707,949	36,609	(607,102)	1,116,278
Total liabilities and shareholders’ equity	$1,366,044	$292,297	$885,856	$165,104	$(622,026)	$2,087,275

Condensed Consolidating Balance Sheet at December 31, 2003

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$143	$17,026	$39,207	$—	$3,856	$60,232
Restricted cash	—	—	1,445	—	—	1,445
Trade receivables, net	61	69	38,084	—	183	38,397
Due from affiliates	259,366	21,923	(272,489)	6,699	(1,550)	13,949
Inventories	—	—	10,418	—	—	10,418
Prepaid expenses and other assets	125	657	20,881	—	(6,303)	15,360
Total current assets	259,695	39,675	(162,454)	6,699	(3,814)	139,801

Property and equipment, net	—	52,862	1,077,231	—	23,911	1,154,004
Due from affiliates - non-current	19,889	200,000	(185,047)	—	—	34,842
Deferred tax asset, net	—	10,473	—	—	—	10,473
Deferred charges and other assets, net	10,971	9,643	13,042	—	—	33,656
Investment in subsidiaries	566,984	10	—	—	(566,994)	—
Investments in associated companies	1,864	—	87,534	—	(6,246)	83,152
Total assets	$859,403	$312,663	$830,306	$6,699	$(553,143)	$1,455,928

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current maturities of long-term debt	$—	$—	$304	$—	$—	$304
Accounts payable and accrued liabilities	7,974	22,603	144,130	1,340	(3,814)	172,233
Capital creditors	—	—	4,639	—	—	4,639
Total current liabilities	7,974	22,603	149,073	1,340	(3,814)	177,176

Deferred revenue	—	—	14,652	—	—	14,652
Other long-term liabilities	—	4,561	2,729	—	—	7,290
Long-term debt, net of current maturities	11,839	405,251	130	—	—	417,220
Total liabilities	19,813	432,415	166,584	1,340	(3,814)	616,338

Shareholders’ equity	839,590	(119,752)	663,722	5,359	(549,329)	839,590
Total liabilities and shareholders’ equity	$859,403	$312,663	$830,306	$6,699	$(553,143)	$1,455,928

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2004

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Casino and resort revenues	$—	$—	$540,415	$37,945	$(5,109)	$573,251
Less: promotional allowances	—	—	(23,034)	—	—	(23,034)
	—	—	517,381	37,945	(5,109)	550,217
Tour operations	—	—	47,115	—	—	47,115
Management, development and other fees	—	17,928	11,361	9,546	(18,941)	19,894
Other revenues	—	255	3,375	229	—	3,859
Affiliated sales	—	—	10,790	—	(10,790)	—
	—	18,183	590,022	47,720	(34,840)	621,085

Equity in subsidiaries’ earnings	65,042	—	—	—	(65,042)	—

Cost and Expenses:
Casino and resort expenses	—	—	288,949	25,060	(14,329)	299,680
Tour operations	—	—	40,003	—	(9)	39,994
Selling, general and administrative	—	648	107,252	12,801	(2,367)	118,334
Management fee	1,380	—	14,983	1,565	(17,928)	—
Corporate expenses	8,906	12,274	17,264	—	157	38,601
Depreciation and amortization	—	19	54,544	4,385	—	58,948
Hurricane related expenses	—	—	3,426	—	—	3,426
Pre-opening expenses	—	—	541	3,090	(373)	3,258
Loss on damaged assets	—	—	1,194	—	—	1,194
Impairment of Atlantic City land	—	7,303	—	—	—	7,303
	10,286	20,244	528,156	46,901	(34,849)	570,738

Income (loss) from operations	54,756	(2,061)	61,866	819	(65,033)	50,347

Relinquishment fees - equity in earnings of TCA	—	—	35,909	—	—	35,909

Other income (expense):
Interest income	511	1,605	4,096	62	(1,552)	4,722
Affiliated interest income	(2,076)	18,278	—	—	(16,202)	—
Affiliated interest expense	—	—	(16,202)	—	16,202	—
Interest expense, net of capitalization	2,076	(35,966)	3,347	(7,823)	1,552	(36,814)
Equity in earnings of associated companies	439	—	7,016	—	—	7,455
Loss on early extinguishment of debt	—	—	—	(1,655)	—	(1,655)
Other, net	—	—	1,344	14	—	1,358
Other expense, net	950	(16,083)	(399)	(9,402)	—	(24,934)

Income (loss) from continuing operations before income taxes and minority interest	55,706	(18,144)	97,376	(8,583)	(65,033)	61,322

Benefit (provision) for income taxes	3,675	440	(3,949)	(581)	(9)	(424)
Minority interest	8,751	—	—	(1,517)	—	7,234
Net income (loss)	$68,132	$(17,704)	$93,427	$(10,681)	$(65,042)	$68,132

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2003

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Casino and resort revenues	$—	$—	$525,773	$—	$(4,732)	$521,041
Less: promotional allowances	—	—	(23,579)	—	—	(23,579)
	—	—	502,194	—	(4,732)	497,462
Tour operations	—	—	40,790	—	—	40,790
Management, development and other fees	—	17,558	7,034	8,143	(17,558)	15,177
Other revenues	—	1,816	3,268	—	—	5,084
Affiliated sales	—	—	10,143	—	(10,143)	—
	—	19,374	563,429	8,143	(32,433)	558,513

Equity in subsidiaries’ earnings	71,362	—	—	—	(71,362)	—

Cost and Expenses:
Casino and resort expenses	—	(6)	284,704	—	(13,261)	271,437
Tour operations	—	—	35,420	—	(14)	35,406
Selling, general and administrative	(275)	1,184	103,436	(218)	(2,543)	101,584
Management fee	1,400	—	14,658	1,500	(17,558)	—
Corporate expenses	5,401	11,034	19,053	—	943	36,431
Depreciation and amortization	—	49	55,733	—	—	55,782
Insurance recovery	—	—	(2,819)	—	—	(2,819)
Gain on damaged assets	—	—	(2,514)	—	—	(2,514)
	6,526	12,261	507,671	1,282	(32,433)	495,307

Income (loss) from operations	64,836	7,113	55,758	6,861	(71,362)	63,206

Relinquishment fees – equity in earnings of TCA	—	—	33,960	—	—	33,960

Other income (expense):
Interest income	1,793	175	1,426	—	—	3,394
Affiliated interest income	(9,103)	18,278	(1)	—	(9,174)	—
Affiliated interest expense	—	—	(9,174)	—	9,174	—
Interest expense, net of capitalization	9,103	(36,009)	(2,358)	—	—	(29,264)
Equity in losses of associated companies	(51)	—	(269)	—	—	(320)
Gain on settlement of territorial and other disputes	1,479	—	—	—	—	1,479
Other, net	(775)	104	(15)	—	—	(686)
Other expense, net	2,446	(17,452)	(10,391)	—	—	(25,397)

Income (loss) from continuing operations before income taxes and minority interest	67,282	(10,339)	79,327	6,861	(71,362)	71,769

Benefit (provision) for income taxes	—	3,732	(3,732)	(162)	—	(162)
Minority interest	—	—	—	(1,340)	—	(1,340)
Income (loss) from continuing operations	67,282	(6,607)	75,595	5,359	(71,362)	70,267

Income (loss) from discontinued operations, net of income tax effect	4,290	—	(2,985)	—	—	1,305

Net income (loss)	$71,572	$(6,607)	$72,610	$5,359	$(71,362)	$71,572

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2002

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Casino and resort revenues	$—	$—	$512,025	$(4,781)	$507,244
Less: promotional allowances	—	—	(22,210)	—	(22,210)
	—	—	489,815	(4,781)	485,034
Tour operations	—	—	41,063	—	41,063
Management, development and other fees	—	16,801	11,722	(16,801)	11,722
Other revenues	—	1,280	3,163	—	4,443
Affiliated sales	—	—	10,339	(10,339)	—
	—	18,081	556,102	(31,921)	542,262

Equity in subsidiaries’ earnings	39,262	—	—	(39,262)	—

Cost and Expenses:
Casino and resort expenses	—	—	279,646	(12,843)	266,803
Tour operations	—	—	36,772	(5)	36,767
Selling, general and administrative	2,361	1,297	90,352	(2,272)	91,738
Management fee	1,100	—	15,701	(16,801)	—
Corporate expenses	5,771	9,095	14,083	—	28,949
Depreciation and amortization	—	75	55,411	—	55,486
Insurance recovery	—	—	(1,100)	—	(1,100)
Restructuring costs reversal	—	—	(1,000)	—	(1,000)
	9,232	10,467	489,865	(31,921)	477,643

Income from operations	30,030	7,614	66,237	(39,262)	64,619

Relinquishment fees – equity in earnings of TCA	—	—	30,041	—	30,041

Other income (expense):
Interest income	1,474	704	1,241	—	3,419
Affiliated interest income	1,046	18,249	—	(19,295)	—
Affiliated interest expense	—	—	(19,295)	19,295	—
Interest expense, net of capitalization	(846)	(36,638)	(1,620)	—	(39,104)
Equity in earnings (losses) of associated companies	(658)	—	(4,551)	—	(5,209)
Gain on settlement of territorial and other disputes	14,459	—	—	—	14,459
Loss on early extinguishment of debt	(5,901)	(14,624)	—	—	(20,525)
Other, net	—	(158)	218	—	60
Other expense, net	9,574	(32,467)	(24,007)	—	(46,900)

Income (loss) from continuing operations before income taxes	39,604	(24,853)	72,271	(39,262)	47,760

Benefit (provision) for income taxes	(1)	2,238	(2,333)	—	(96)
Income (loss) from continuing operations	39,603	(22,615)	69,938	(39,262)	47,664

Loss from discontinued operations, net of income tax effect	—	—	(8,061)	—	(8,061)

Net income (loss)	$39,603	$(22,615)	$61,877	$(39,262)	$39,603

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2004

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated

Net cash provided by (used in) operating activities	$(398,528)	$(13,174)	$557,237	$(5,165)	$(3,856)	$136,514

Cash flows from investing activities:
Payments for property and equipment, net of insurance proceeds received	—	(16)	(101,465)	(17,917)	—	(119,398)
Purchase of short-term investments and notes receivable	—	—	(204,309)	—	—	(204,309)
Loans to affiliates	(67,000)	—	(1,500)	—	—	(68,500)
Advances to affiliates	—	—	(10,126)	—	—	(10,126)
Repayments from affiliates	29,200	—	—	—	—	29,200
Acquisition of equity interest in associated companies	—	—	(69,191)	—	—	(69,191)
Cash resulting from the initial consolidation of Palmilla JV, LLC	—	—	—	7,047	—	7,047
Deferred contract acquisition costs	—	—	(1,631)	—	—	(1,631)
Acquisition of assets from Club Méditerranée (Bahamas) Limited	—	—	(30,877)	—	—	(30,877)
Net proceeds from the sale of fixed assets	—	—	233	5	—	238
Net cash used in investing activities	(37,800)	(16)	(418,866)	(10,865)	—	(467,547)

Cash flows from financing activities:
Proceeds from issuance of debt	230,000	—	—	—	—	230,000
Borrowings	—	—	5,000	112,068	—	117,068
Repayment of debt	—	—	(5,544)	(88,535)	—	(94,079)
Debt issuance and modification costs	(5,897)	—	(4,479)	(4,393)	—	(14,769)
Proceeds from exercise of share options	40,503	—	—	—	—	40,503
Net proceeds from the issuance of ordinary shares	153,366	—	—	—	—	153,366
Net proceeds from the issuance of Bahamian Depository Receipts	19,053	—	—	—	—	19,053
Net cash provided by (used in) financing activities	437,025	—	(5,023)	19,140	—	451,142

Increase (decrease) in cash and cash equivalents	697	(13,190)	133,348	3,110	(3,856)	120,109
Cash and cash equivalents at beginning of period	143	17,026	39,207	—	3,856	60,232
Cash and cash equivalents at end of period	$840	$3,836	$172,555	$3,110	$—	$180,341

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2003

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(17,874)	$(8,776)	$158,080	$713	$132,143
Cash provided by discontinued operations	—	—	523	—	523
Net cash provided by (used in) operating activities	(17,874)	(8,776)	158,603	713	132,666

Cash flows from investing activities:
Payments for property and equipment, net of insurance proceeds received	—	(14)	(50,835)	—	(50,849)
Loans to affiliates	(15,350)	—	—	—	(15,350)
Advances to affiliates	(21,433)	21,991	(2,211)	—	(1,653)
Repayments from affiliates	—	—	4,950	—	4,950
Deferred contract acquisition costs	—	—	(2,115)	—	(2,115)
Deposit and purchase of land and casino license	—	—	(6,147)	—	(6,147)
Acquisition of assets from Club Méditerranée (Bahamas) Limited	—	—	(20,049)	—	(20,049)
Net proceeds from the sale of fixed assets	—	848	251	—	1,099
Acquisition of tour operator, net of cash acquired	—	—	1,384	—	1,384
Repayment of notes receivable	13,339	—	70	—	13,409
Deposits received	—	—	1,250	—	1,250
Sale of debt and equity interest in One & Only Kanuhura	1,464	—	—	—	1,464
Net cash provided by (used in) investing activities	(21,980)	22,825	(73,452)	—	(72,607)

Cash flows from financing activities:
Borrowings	—	—	29,600	—	29,600
Repayment of debt	—	(19)	(101,879)	—	(101,898)
Debt issuance and modification costs	—	—	(140)	—	(140)
Proceeds from exercise of share options	39,007	—	—	—	39,007
Repurchase of ordinary shares	(408)	—	—	—	(408)
Net cash provided by (used in) financing activities	38,599	(19)	(72,419)	—	(33,839)

Increase (decrease) in cash and cash equivalents	(1,255)	14,030	12,732	713	26,220
Cash and cash equivalents at beginning of period	1,398	2,996	26,475	3,143	34,012
Cash and cash equivalents at end of period	$143	$17,026	$39,207	$3,856	$60,232

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2002

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$9,314	$(7,332)	$135,088	$(2,181)	$134,889
Cash used in discontinued operations	—	—	(7,619)	—	(7,619)
Net cash provided by (used in) operating activities	9,314	(7,332)	127,469	(2,181)	127,270

Cash flows from investing activities:
Payments for property and equipment, net of insurance proceeds received	—	(14)	(39,510)	—	(39,524)
Purchase of short-term investments and notes receivable	(13,704)	—	—	—	(13,704)
Loans to affiliates	(1,250)	—	—	—	(1,250)
Advances to affiliates	88,271	(1,389)	(87,982)	—	(1,100)
Repayments from affiliates	—	—	2,092	—	2,092
Acquisition of equity interest in associated companies	—	—	(40,812)	—	(40,812)
Deferred contract acquisition costs	—	—	(214)	—	(214)
Net proceeds from the sale of fixed assets	—	—	126	—	126
Repayment of notes receivable	—	18,018	—	—	18,018
Deposits received	4,500	—	—	—	4,500
Other	—	(158)	(120)	—	(278)
Net cash provided by (used in) investing activities	77,817	16,457	(166,420)	—	(72,146)

Cash flows from financing activities:
Proceeds from issuance of debt	—	206,000	—	—	206,000
Borrowings	—	—	111,000	—	111,000
Repayment of debt	—	(70)	(63,213)	—	(63,283)
Debt issuance and modification costs	—	(4,301)	(364)	—	(4,665)
Proceeds from exercise of share options	14,702	—	—	—	14,702
Repurchase of ordinary shares	(365)	—	—	—	(365)
Early redemption of debt	(104,135)	(209,000)	—	—	(313,135)
Net cash provided by (used in) financing activities	(89,798)	(7,371)	47,423	—	(49,746)

Increase (decrease) in cash and cash equivalents	(2,667)	1,754	8,472	(2,181)	5,378
Cash and cash equivalents at beginning of period	4,065	1,242	18,003	5,324	28,634
Cash and cash equivalents at end of period	$1,398	$2,996	$26,475	$3,143	$34,012