Form 20-F
period 2005-12-31
KERZNER INTERNATIONAL LTD
filed 2006-03-31
CIK 914444

As filed with the Securities and Exchange Commission on March 31, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-04226

KERZNER INTERNATIONAL LIMITED

(Exact name of Registrant as specified in its charter)

Commonwealth of The Bahamas

(Jurisdiction of incorporation or organization)

Executive Offices
Coral Towers
Paradise Island, The Bahamas
(242) 363-6018

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant of Section 12(b) of the Act:

Title of each class
on which registered	Name of each exchange
Ordinary Shares, $.001 par value per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  6¾% Senior Subordinated Notes due 2015.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares, net of treasury shares:  36,501,465

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒  No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.                                  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, as defined in Rule 12b-2 of the Exchange Act.  Large Accelerated Filer ☒     Accelerated Filer☐     Non-accelerated filer ☐

Indicate by check mark which financial statement Item the Registrant has elected to follow.

Item 17 ☐  Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company under Exchange Act Rule 12b-2.

Yes ☐   No ☒

KERZNER INTERNATIONAL LIMITED

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
FORWARD-LOOKING STATEMENTS

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Item 4.	Information on the Company
Item 4A.	Unresolved Staff Comments
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Item 12.	Description of Securities Other Than Equity Securities

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16A.	Audit Committee Financial Expert
Item 16B.	Code of Ethics
Item 16C.	Principal Accountant Fees and Services
Item 16D.	Exemptions from the Listing Standards for Audit Committees
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART III

Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to financial condition, results of operations, business strategies, operating efficiencies or synergies, plans for future expansion and other business development activities, as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition, markets for Kerzner’s issued and outstanding ordinary shares (“Ordinary Shares”) and other matters. Statements in this Annual Report that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Forward-looking statements, including, without limitation, those relating to our future business prospects, revenues and income, wherever they occur in this Annual Report, are necessarily estimates reflecting the best judgment of our management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by forward-looking statements. You should consider forward-looking statements, therefore, in light of various important factors, including those set forth in this Annual Report. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), availability of financing, global economic conditions, foreign currency fluctuations, pending litigation, the impact of actual or threatened terrorist activity or war on the economy in general and the travel and leisure industries in particular, acts of God, including hurricanes, earthquakes, tsunamis and other natural disasters (which may result in uninsured losses), changes in tax laws or the administration of such laws and changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions) and the risk factors discussed under the heading “Risk Factors” in this Annual Report and our other filings with the SEC.

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

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

(A)  Selected Financial Data

The following table sets forth certain historical consolidated financial information of the Company for each of the five years ended December 31, 2005. The historical financial information as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, as set forth below, has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in this Annual Report. The information set forth below is not necessarily indicative of future results and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. Amounts are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. We have not paid dividends for the five years ended December 31, 2005.

(In thousands of U.S. dollars, except share data)

	For the Year Ended December 31,
	2005(a)	2004(b)	2003(c)	2002(d)	2001(e)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

Gross revenue	$745,763	$644,119	$582,092	$564,472	$614,209
Net revenue	721,524	621,085	558,513	542,262	573,436
Income from operations	32,181	50,347	63,206	64,619	66,960
Relinquishment fees - equity in earnings of TCA	37,882	35,909	33,960	30,041	24,263
Income from continuing operations	52,217	68,132	70,267	47,664	37,269
Net income	52,217	68,132	71,572	39,603	32,661
Basic earnings per share:
Income from continuing operations	$1.46	$2.09	$2.46	$1.71	$1.39
Income (loss) from discontinued operations	—	—	0.04	(0.29)	(0.18)
Net income per share	$1.46	$2.09	$2.50	$1.42	$1.21
Diluted earnings per share:
Income from continuing operations	$1.39	$2.01	$2.39	$1.67	$1.34
Income (loss) from discontinued operations	—	—	0.05	(0.28)	(0.17)
Net income per share	$1.39	$2.01	$2.44	$1.39	$1.17

	For the Year Ended December 31,
	2005	2004	2003	2002	2001
CONSOLIDATED BALANCE SHEET DATA:

Total assets	$2,276,622	$2,087,275	$1,455,928	$1,395,039	$1,337,740
Long-term debt, net of current maturities	789,617	754,129	417,220	497,756	518,231
Shareholders’ equity	1,161,762	1,116,278	839,590	729,021	674,662
Number of shares outstanding, net of treasury shares	36,501	35,900	30,284	28,125	27,318

(a)           We consolidated Reethi Rah Resort Pvt Ltd (“Reethi Rah”) effective May 1, 2005, and Residences at Atlantis Development Limited (“Residences at Atlantis”) effective August 30, 2005, in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities”, which increased revenue, costs and expenses, assets and liabilities. During 2005, we recognized an impairment of notes receivable of $27.8 million related to Reethi Rah and a $11.2 million write off of UK gaming costs. We also recognized a loss on early extinguishment of debt of $27.9 million, representing costs associated with the September 2005 tender for our 8 7/8% Senior Subordinated Notes and realized a tax benefit of $15.7 million related to this refinancing.

(b)           We consolidated Palmilla JV, LLC effective January 1, 2004, in accordance with FIN 46R, which increased revenues, cost and expenses, assets and liabilities. During 2004, we recognized a $7.3 million impairment with respect to our Atlantic City land, $4.6 million of expenses related to Hurricane Frances as well as operating losses from Palmilla JV, LLC, which reflect $3.3 million of pre-opening expenses.

(c)           In 2003, we recognized $2.8 million of insurance recovery and a $2.5 million gain on damaged assets related to Hurricane Michelle. The operations of our online gaming subsidiary, Kerzner Interactive Limited, were discontinued during the first quarter of 2003. In connection with the discontinuance of Kerzner Interactive Limited, we recognized $4.5 million of income related to an option agreement with Station Casinos, Inc., which was terminated during the first quarter of 2003. This amount was partially offset by expenses and write offs related to the termination of Kerzner Interactive Limited’s operations.

(d)           In 2002, we recognized a loss on the early extinguishment of debt of $20.5 million related to the redemption and repurchase of our 9% Senior Subordinated Notes and our 8 5/8% Senior Subordinated Notes and a $14.5 million gain on settlement of territorial and other disputes in connection with a settlement with a major shareholder.

(e)           In 2001, we recognized the results of operations of Resorts Atlantic City from January 1, 2001 to April 24, 2001.

(B)  Capitalization and Indebtedness

Not applicable.

(C)  Reasons for the Offer and Use of Proceeds

Not applicable.

(D)  Risk Factors

The resort and casino industries are highly competitive and increases in competition could adversely affect our financial performance.

Our properties compete with other resorts, hotels and casinos, including land-based casinos, racinos, riverboat, dockside and cruise ship casinos and other forms of gaming, as well as other forms of entertainment. If other properties operate more successfully, if existing properties are enhanced or expanded or if additional hotels or casinos are established in and around the markets in which we conduct business, we may lose market share. In particular, the expansion, upgrade or construction of competing resort or casino properties in or near any market from which we attract or expect to attract a significant number of customers could have a significant adverse effect on our business, financial condition, results of operations or cash flows.

A number of our competitors are larger and have greater financial and other resources than we do. In addition, a number of jurisdictions have legalized gaming, and other jurisdictions are considering the legalization and/or expansion of gaming. This could open markets in which we currently compete to new entrants and could create new markets that may compete as tourist destinations. Our gaming operations compete, and will in the future compete, with all forms of existing legalized gaming and with new forms of gaming that may be legalized in the future. Our competitive position could be materially adversely affected by competing companies, new entrants, new markets and new forms of gaming, and our revenues could decline, harming our financial condition. For example, a joint venture consisting of Baha Mar Resorts Ltd., Harrah’s Entertainment, Inc. and Starwood Hotels & Resorts Worldwide, Inc. announced plans to develop a $1.6 billion destination resort casino in Nassau, The Bahamas. The first phase of this project, which project is being developed in stages, is expected to be completed by 2010 and include six hotels, an expanded casino space managed under the Caesars brand, time share and condominium developments and a new golf course. In addition, The Ritz-Carlton Hotel Company, L.L.C. recently announced the proposed development of a Ritz-Carlton resort on Rose Island, which is four miles from New Providence Island and Paradise Island. The resort is scheduled to open in 2009 and include a hotel, condominiums, townhouses, estate homes and a shelter for yachts. According to recent press reports, the Stillman Organization, a New-York based real estate developer, plans to buy a resort on the south coast of New Providence Island, and invest approximately $500 million to build a 1,000 room hotel/casino, together with residential units, an expanded marina with restaurants and retail facilties, and a golf course. If completed, these developments would compete with our Paradise Island properties and could materially adversely affect our business and results of operations.

A further discussion of competition at our operations by geographic location is included in “Item 4. Information on the Company, (B) Business Overview—Competition.”

New projects and expansion and renovation efforts are inherently subject to significant development and construction risks.

We regularly evaluate potential development opportunities and engage in expansion, development, upgrade and renovation projects at properties that we develop or operate. Each of these projects, including the Phase III expansion on Paradise Island (“Phase III”) discussed in “Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island,” the development of Atlantis, The Palm, Dubai (“Atlantis, The Palm”) discussed in “Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, The Palm,” the proposed development project in Morocco, the redevelopment of the Lincoln Park racino in Rhode Island (“Lincoln Park”), the project in Northampton and the proposed development of our project in South Africa, will be subject to the many risks associated with expanding or renovating an existing enterprise or developing new projects, including unanticipated design, construction, regulatory, environmental and operating problems, and the significant risks commonly associated with implementing an expansion strategy in new markets. In particular, any such projects are subject to the risks associated with the following:

•      the availability of financing and compliance with the terms and covenants in our Sixth Amended and Restated Credit Facility (the “Amended Credit Facility”) and other debt;

•      shortages in materials;

•      insufficient public infrastructure improvements or maintenance;

•      shortages of skilled labor or work stoppages;

•      unforeseen construction, scheduling, engineering, environmental or geological problems;

•      weather interference, floods, fires or other casualty losses;

•      failure to obtain required licenses, permits or approvals;

•      difficulties and uncertainties associated with the regulatory environment in non-U.S. jurisdictions;

•      rising energy prices, which can increase construction costs;

•      regulatory or private litigation arising out of projects; and

•      unanticipated cost increases and budget overruns.

For example, many of our projects are subject to regulation at the national, state and local levels in their respective jurisdictions, which could adversely affect the progress of our projects. In order to proceed with projects, we may need to, among other things, notify authorities of our proposals or submit environmental statements. We could be sanctioned for any failure to follow any of these procedures, including fines or even temporary closure of our work sites. We cannot guarantee that we will be successful in obtaining required permits and approvals. Delays and compliance costs associated with our projects as a result of regulatory obstacles could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The anticipated costs and construction period for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with architects and contractors. The cost of any project may vary from initial expectations, and we, or the owners of the property, may have a limited amount of capital resources to fund cost overruns on any project. If cost overruns cannot be financed on a timely basis, the completion of one or more projects may be delayed until adequate funding is available. The completion dates of development projects could also differ significantly from expectations for construction-related or other reasons. We cannot ensure that any project will be completed, if at all, on time or within established budgets. Significant delays or cost overruns on projects could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Litigation may also impede or delay our ability to complete construction or expansion projects. We have on occasion been named as a defendant in lawsuits brought to delay, alter or enjoin projects in which we have been involved. If litigation is successfully brought against us as a result of our development, expansion or renovation projects around the world, it could have a material adverse effect on our business, financial condition, results of operations or cash flows.

In addition, expansion and renovation projects require, from time to time, portions of the existing operations to be closed or disrupted. Any extended disruptions in our operations could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Deterioration in general economic and market conditions could adversely affect our business.

Our business is affected by general economic and market conditions, particularly in the United States and Europe. A recession or economic slowdown could cause a reduction in bookings or the willingness or ability of tourists to book vacations at Atlantis, Paradise Island and our other properties, which could materially adversely affect our operating results. Additionally, a tightening of the labor market or a change in labor-related regulations in one or more geographic regions may result in fewer and/or less qualified applicants for job openings at our properties. Higher wages, related labor costs and the increasing cost trends in insurance markets may negatively impact our results.

Severe weather conditions or natural disasters could adversely affect our business, financial condition, results of operations or cash flows, or further increase our insurance premiums and deductibles or make insurance unavailable at commercially reasonable rates.

The Bahamas, Mexico, Mauritius, the Maldives, Morocco and Dubai are subject to tropical weather and natural disasters, which, if severe, could adversely affect tourism and our operations. Similarly, inclement weather can adversely affect the relinquishment fees—equity in earnings of TCA that we earn from the Mohegan Sun casino (“Mohegan Sun”) and the equity earnings we receive indirectly from Lincoln Park, as the principal access to these properties is by road.

The 2005 hurricane season in the Atlantic Ocean, Caribbean Sea and Gulf of Mexico (collectively, the “Atlantic”) was the most active on record. The hurricane season had the most named storms (27 versus 21 in 1993, the previous record), the most hurricanes (14 versus 12 in 1969, the previous record) and the most category five storms (3). The Atlantic is in its eleventh year of heightened activity and is expected to remain active for the next decade or longer according to the National Oceanic and Atmospheric Administation’s National Weather Service (the “National Weather Service”).

In September 1999, Hurricane Floyd, a hurricane rated by the National Weather Service as a category five, its highest rating, passed within 60 miles of Paradise Island. Our Paradise Island properties suffered approximately $45.0 million of property damage. In November 2001, Hurricane Michelle impacted our Paradise Island properties. Although the storm caused minimal disruption to our operations, our properties (other than Harborside at Atlantis, which was closed from August 2002 through December 2002 due to water damage resulting primarily from Hurricane Michelle—see “Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island”) suffered approximately $28.3 million in property damage and cleanup costs. Our losses resulting from Hurricane Floyd and Hurricane Michelle were predominantly covered by insurance.

In September 2004, Hurricane Frances passed just to the north of Paradise Island. Costs associated with Hurricane Frances were $4.6 million, which consisted of $3.4 million of clean up and repair costs and complimentary goods and services to guests and a $1.2 million loss on damaged assets.

In December 2004, the tsunami caused by an earthquake off the coast of Indonesia in southern Asia resulted in flooding damage at our two managed properties in the Maldives. An insurance claim in respect of these losses was settled, with One&Only Kanuhura receiving $5.0 million for business interruption losses. In addition, One&Only Kanuhura suffered property damages, and the related insurance claim was settled for $3.5 million. Reethi Rah, the entity that owns and operates One&Only Maldives at Reethi Rah, submitted a claim to its insurer for $15.5 million in property damages. The claim was denied, but Reethi Rah is contesting such denial. In 2005, equity earnings and management fees from One&Only Kanuhura were adversely affected by the tsunami. In June 2005, One&Only Kanuhura was closed for an extensive four-month renovation and planned refurbishment. One&Only Kanuhura reopened on October 15, 2005.

Hurricanes and other natural disasters, in addition to causing property damage, lead to decreased revenues and business interruption expenses, including increased marketing expenses until business returns to normal. We cannot assure you that our business and, consequently, our results of operations or financial condition, will not be adversely affected by severe weather conditions or other natural disasters in the future. Such weather conditions or natural disasters could cause significant damage to and suspension of the services provided to our patrons, further increases in our insurance premiums and per occurrence deductibles or cancellations of, or decreases in, our coverage and general harm to our business.

Additional increases in our insurance premiums and deductibles would increase our costs and may impair our ability to obtain or maintain insurance on our properties.

We may encounter difficulty in obtaining or renewing property or casualty insurance on certain of our properties that are subject to the potential negative impact of natural disasters. In addition, such insurance may be more limited and may not cover catastrophic risks or terrorist acts at current levels or at all. Even if we are able to renew our policies or obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable. The tsunami in December 2004 in southeast Asia resulted in increases in local insurance rates. In addition to the “all risk” coverage described below, we have insured Atlantis, Paradise Island for up to $300.0 million per occurrence (and in an annual aggregate amount) from damages directly resulting from certain terrorist acts to cover property damage and related business interruption losses. If any such event were to affect all or part of one or more of our properties, it is possible that we would suffer a substantial loss beyond what is covered by our insurance policies.

The amount of our “all risk” property and business interruption insurance with respect to our Paradise Island business (inclusive of per occurrence deductibles) in the 2005 policy year is $300.0 million per occurrence. The amount of such “all risk” property and business interruption insurance was $300.0 million per occurrence in the 2004 policy year and $175.0 million in the 2003 policy year. (“Policy Year” is defined as June 1st of that year through May 31st of the following year.)  “All risk” insurance includes coverage for the windstorm related effects (excluding those associated with landscaping) of hurricanes among other casualty losses.

In 2002, with regard to our Paradise Island property insurance, our “all risk” premiums increased from approximately $4.6 million in the 2001 Policy Year to a total of approximately $14.1 million in the 2002 Policy Year. Kerzner’s deductibles also increased from $4.0 million per occurrence in the 2001 Policy Year to $15.0 million per occurrence in the 2002 Policy Year, with an annual aggregate deductible of $30.0 million. For the 2003 Policy Year, our premium for Paradise Island property insurance decreased to $13.5 million, with the deductibles remaining the same as in the 2002 Policy Year. For the 2004 Policy Year, our premium for Paradise Island property insurance increased to $14.1 million, with the deductibles remaining the same as in the 2003 Policy Year. For the 2005 Policy Year, our premium for the Paradise Island property insurance decreased to $12.1 million, with the deductibles remaining the same as in the 2004 Policy Year. In light of the significant hurricane activity in the Atlantic, the tsunami in December 2004 and Hurricane Katrina in August 2005, our insurance premiums and deductibles are likely to significantly increase.

Loss of our gaming license or failure to comply with extensive governmental gaming regulations that govern our operations could harm our business.

Our operation of gaming facilities is subject to extensive governmental regulations. Regulatory authorities typically require various registrations, licenses, findings of suitability and approvals to be held by operators of gaming facilities. The regulatory authorities in these jurisdictions generally have broad discretion in the granting, renewal, suspension and revocation of licenses and require that such registrations, licenses, findings and approvals be renewed or updated periodically. The Company and its key personnel are currently qualified to do business in all of the jurisdictions in which we operate gaming facilities. We cannot assure you that any new or permanent licenses, permits or approvals that may be required by us, our key employees and our partners, if applicable, in the future will be granted or that our existing licenses, permits and approvals will be renewed or will not be suspended or revoked in the future. The failure to receive or renew licenses and/or the suspension or revocation of licenses could materially adversely affect our business, financial condition, results of operations or cash flows. For example, any failure by us to comply with the terms and conditions of our Heads of Agreement with the Bahamian Government could result in the loss of certain tax incentives or have other adverse consequences.

Our gaming operations are subject to significant taxation and fees that, if increased, could harm our profitability.

Our gaming operations are subject to significant taxation and fees. We pay substantial taxes and fees with respect to our gaming operations in The Bahamas and our interests in gaming operations in Connecticut and Rhode Island and will likely incur significant taxes and fees in other jurisdictions, including the United Kingdom and Morocco, in which we expect to conduct gaming operations in the future. Any material increase in existing taxes and fees, the adoption of new taxes or fees or the loss or reduction of any existing or future tax incentives could have a material adverse effect on our profitability.

Our business is seasonal, which could increase our exposure to disruptions caused by weather and other factors.

Historically, our revenue and operating profits in The Bahamas and Mexico have been higher during the first quarter, the prime tourist season, than in successive quarters. Higher revenue and earnings are typically realized from the Mauritius and Maldives properties during the fourth quarter of the year and from Mohegan Sun and Lincoln Park during the second and third quarters of the year. If any of these properties were unable to accommodate guests during such periods for any reason, including disruptions caused by weather, our revenue and profits could be adversely affected.

If we are unable to finance our expansion, development and renovation projects as well as other capital expenditures through cash on hand, cash flows or borrowings, our expansion, development and renovation efforts could be jeopardized.

If we are unable to finance existing or future projects with cash on hand, cash flows from operations or borrowings, we will have to adopt one or more alternatives, such as reducing or delaying planned expansion, development and renovation projects and other capital expenditures, selling assets, restructuring indebtedness, obtaining equity financing or joint venture partners or modifying our Amended Credit Facility. These sources of funds may not be sufficient to finance existing or future projects, and other financing may not be available on acceptable terms, in a timely manner or at all. In addition, our Amended Credit Facility and the indenture governing our 6¾% Senior Subordinated Notes contain certain restrictions on our ability to incur additional indebtedness, and our future indebtedness will likely contain similar restrictions. If we are unable to secure additional financing, we could be forced to limit or cancel expansion, development or renovation projects, which may materially adversely affect our business, financial condition, results of operations or cash flows.

Work stoppages and other labor disputes could harm our financial condition and results of operations.

In The Bahamas, a union represents approximately 4,200 of our approximately 6,400 local employees. We participate in an employer association whose existing contract with the union will expire on January 7, 2008. In light of our Phase III expansion, we expect to hire approximately 3,000 additional employees, a substantial portion of which will be represented by such union. Labor relations in The Bahamas have been unstable at times over the last few years and there have been occasional work stoppages. As the country’s largest private employer, we are sometimes the target of labor disputes. Any protracted labor disputes or work stoppages affecting any of the properties that we own or operate could reduce our revenues. In addition, many of the public sector industries in The Bahamas, such as electricity, telecommunication and airport facilities, are unionized. The Bahamian government’s labor relations with these unions have been unstable at times and there have been work stoppages on occasion that have been disruptive to our business.

Lack of sufficient air service could adversely affect our revenues and profits and adversely affect our future growth.

Most patrons of our properties arrive by air. Any interruption or reduction of air service to our properties in The Bahamas, Mexico, Mauritius, the Maldives and Dubai could restrict the growth of our businesses, negatively affect our competitive position and adversely affect our revenues and profits. As we continue to expand or develop additional properties, such future growth may require additional air service to meet demand.

We do not own, manage or control Mohegan Sun and the revenue that we derive from Mohegan Sun is therefore outside of our control and are subordinated to certain existing and future obligations of Mohegan Sun.

In 2005, we earned approximately $38.8 million from Trading Cove Associates (“TCA”), which is party to a relinquishment agreement with the Mohegan Tribal Gaming Authority (“MTGA”). Pursuant to the agreement, in exchange for relinquishing its right to manage Mohegan Sun, TCA is entitled to receive 5% of Mohegan Sun’s gross revenues through December 2014. As a result, decisions that affect Mohegan Sun’s business or operations, and therefore the revenue that TCA earns under the agreement, are outside of our control. Revenues on which TCA’s fees are based exclude any revenues generated by any future expansion of Mohegan Sun. The senior and junior relinquishment fees from the MTGA to TCA rank behind all of the MTGA’s obligations to pay certain minimum priority distributions to the Mohegan Tribe of Indians of Connecticut (the “Mohegan Tribe”) and all of the MTGA’s existing and future senior secured indebtedness. The junior fees also rank behind all unsecured indebtedness. Should the MTGA not be able to meet these obligations, it would not be able to pay TCA its relinquishment fees, which could have a material adverse effect on our financial position, results of operations and cash flows.

A small number of our shareholders control a significant percentage of our Ordinary Shares and are able to control decisions affecting our Company.

As of February 28, 2006, Caledonia Investments plc (“Caledonia”), Cement Merchants SA (“CMS”), Baron Capital Group, Inc. (“Baron”), FMR Corp. (“FMR”) and Istithmar PJSC (“Istithmar”) had the right to vote approximately 8.3%, 5.9%, 15.8%, 13.4% and 12.3%, respectively, of our Ordinary Shares. As of February 28, 2006, the Kerzner Family Trust and its subsidiary, World Leisure Group (“WLG”), both of which are controlled by Mr. S. Kerzner, had the right to vote approximately 10.7% of our Ordinary Shares. See “Item 7. Major

Shareholders and Related Party Transactions, (A) Major Shareholders” for more information as to how the foregoing ownership percentages were determined. If any combination of our major shareholders act together, they may be able to effectively control the outcome of substantially all matters requiring shareholder approval, including the election of our directors, thereby controlling our management, policies and business operations. For example, our major shareholders could combine to use this voting power to block our ability to obtain certain types of financing for development plans, renovations or expansions, which could materially adversely affect our ability to develop our business and pursue our strategies. In addition, Istithmar, Caledonia, CMS and WLG are parties to certain shareholder agreements that govern, among other things, their transfer of, and voting rights associated with, their shares. Substantially all of the provisions of such shareholder agreements terminate in June 2006 (excluding the agreement with Istithmar, which does not terminate until July 2009). See “Item 7. Major Shareholders and Related Party Transactions, (B) Related Party Transactions—Restructuring of Relationship with Majority Shareholder.”

We significantly rely on technology.

The resort and casino industries continue to demand the use of sophisticated technology, including technology utilized for property management, casino-related technology, procurement, reservation systems and guest amenities. In 2005, we introduced a real-time, web-accessible reservation system. We expect the technologies utilized at our properties to require refinements. There can be no assurance that, as certain technologies become outdated or as advanced technologies are introduced, we will be able to replace or introduce such technologies as quickly as our competition, within our established budgets or that we will be able to integrate such technologies into our existing systems. Further, there can be no assurance that we will receive any benefits from any new technology.

We also rely on the Internet and our website for a portion of our hotel reservations for Atlantis, Paradise Island and One&Only Ocean Club. In the third quarter of 2005, we integrated our web-based reservation system with our call center to allow online bookings of certain restaurants and activities on Paradise Island. The Internet and our website could experience material disruptions, slowdowns and security breaches, and upgrade and maintenance to our website could result in significant downtime. If we were to experience such a disruption, slowdown or security breach, it could harm our business and reputation. In late 2005, we determined that there had been a theft from a customer database of personal information relating to certain of our Paradise Island customers and thereafter notified approximately 55,000 customers whose personal information could have been compromised as a result of the theft. Similar incidents in the future could adversely affect the Atlantis brand and our business. See “Item 4. Recent Developments” for more information.

Joint ventures decrease our ability to manage risk.

We have invested, and expect to continue to invest, in joint ventures. Joint venturers typically have shared control over the joint venture assets. As a result, joint venture investments involve risks, such as the possibility that the co-venturer in an investment might become bankrupt or not have the financial resources to meet its obligations, have economic or business interests that are inconsistent with our business interests or take action contrary to our instructions or requests or contrary to our policies or objectives. Any of such actions may subject the properties owned by the joint venture to additional risk. In general, we seek to maintain sufficient control of any joint venture; however, we may be unable to take action without the approval of our joint venture partners. If a joint venture partner becomes bankrupt, we could become liable for such partner’s share of joint venture liabilities. If we are unable to maintain sufficient control of any joint venture, our business, financial condition, results of operations or cash flows could be materially adversely affected.

In addition, we often participate in the equity of joint ventures and/or managed properties and provide financing or guarantees to complete the development of a property. These fundings may become unrealizable or we may become obligated to perform under the guarantees, which could adversely affect our financial performance. For example, during 2005, we recognized a $27.8 million impairment of our notes receivable due from Reethi Rah as discussed in “Item 5. Operating and Financial Review and Prospects.”

We may have disputes with the owners and/or joint venture partners of the properties that we manage.

Our obligations under our management agreements to manage each property and enforce certain required standards may, in some instances, be subject to interpretation and may give rise to disagreements. While we will seek to resolve any disagreements in a manner that develops and maintains positive relationships with current and potential owners and joint venture partners, our failure to resolve any such disagreements could result in litigation or could interrupt the services or operating quality of the affected property, which could materially adversely affect our business, financial condition, results of operations or cash flows. For example, in February 2006 we received correspondence on behalf of Reethi Rah that raised concerns with respect to certain aspects of management activity and the amount of certain associated fees. We expect to discuss these matters with Reethi Rah, but we can make no assurances as to the outcome of such discussions.

We are subject to environmental regulations, and any cleanup liabilities or noncompliance with applicable laws or a significant regulatory change could adversely affect our business, financial condition or results of operations.

As the owner, operator and developer of real property we have to address, and may be liable for, hazardous materials or contamination on these sites. We have in the past, and may in the future, become liable for contamination on our properties that was caused by former owners or operators. For sites that we acquire for development, we conduct environmental assessments to identify adverse impacts from former activities, including the improper storage or disposal of hazardous substances and the existence of asbestos containing materials. We may not always identify environmental problems through this process and may become liable for historical contamination not previously discovered. For sites that we have sold, we retain all or a portion of any residual environmental liability. In order to receive governmental approvals prior to site development, we must conduct extensive assessments of the environmental impact of our proposed operations. Our ongoing operations are subject to stringent regulations relating to protection of the environment and waste handling, particularly with respect to the management of wastewater from our facilities. Any failure to comply with existing laws or regulations, the adoption of new laws or regulations with additional or more rigorous compliance standards or the more vigorous enforcement of environmental laws or regulations could significantly harm our business by increasing our expenses and limiting our future opportunities.

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

Gaming debts may not be legally enforceable in certain foreign jurisdictions or in certain jurisdictions within the United States. A substantial percentage of the customers at Atlantis, Paradise Island reside in the United States. As a result, we may be unable to collect gaming debts from our patrons who reside in such jurisdictions, which could negatively affect our operating results.

Reassessments of and changes to our business plans could hinder our development and result in charges or fees that could harm our financial condition and results of operations.

We regularly review our business plans in light of a variety of factors, including the availability of financing, regulatory and political considerations, competition and other business and strategic concerns. As a result of such assessments, our management may choose to change such plans, which could result in failure to expand and could also cause us to incur fees or charges. We may not be able to carry forward and complete any proposed business plans.

Energy price increases may adversely affect our cost of operations and our revenue.

Resorts use significant amounts of electricity, natural gas and other forms of energy. Although we have not experienced shortages of energy, there have been significant price increases over the past year, and further substantial increases in the cost of electricity or natural gas may negatively affect our operating results. The extent of any impact is subject to the magnitude and duration of the energy price increases and could be material. In addition, energy price increases in locations that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a decrease in visitation and spending at our properties, which could negatively impact revenue. This risk has been heightened by the substantial increase in oil and natural gas prices over the past year.

Acts of terrorism and war could adversely affect the travel market and reduce our operating revenue.

The terrorist attacks of September 11th had a significant impact on the travel and tourism industries in which we operate. The considerable reduction in both business and leisure air travel following that date significantly reduced visitation to all our properties, including our Paradise Island properties, during the fourth quarter of 2001, resulting in a significant decline in our operating results during this period. On March 19, 2003, the U.S. and coalition forces commenced a war with Iraq. Although the official combat in the war with Iraq ceased in May 2003, the U.S. and coalition forces still maintain a presence in Iraq and terrorist activities in the country have continued. These events, the potential for future terrorist attacks (in the United States and in foreign locations), the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our business and results of operations. Future acts of terror, anti-terrorist efforts, war or other armed conflicts involving the United States or other countries may reduce our guests’ willingness to travel, which could have a material adverse effect on the U.S. and global economies and on our business, financial condition, results of operations or cash flows.

Additional risks may be associated with Atlantis, The Palm in Dubai.

In September 2003, we entered into agreements to form a joint venture with Nakheel Co. LLC (“Nakheel”), an entity owned by the Royal Family of Dubai, to develop Atlantis, The Palm. In June 2004, we entered into an agreement with Istithmar, an entity indirectly wholly-owned by the Royal Family of Dubai, which assumed all obligations and rights of its affiliate, Nakheel. Dubai is one of seven autonomous Sheikhdoms that form the federation of the United Arab Emirates. The United Arab Emirates is located along the Persian Gulf, and bordered on the south and west by Saudi Arabia, on the west by Qatar and on the north and east by Oman. These states and others in the region, more specifically Bahrain and Kuwait, through an organization formed to strengthen relations among the six states, the Gulf Cooperation Council, maintain peaceful relations and cooperate on trade, regional defense and economic issues. The United Arab Emirates and Dubai are ruled by Sheikhs. Although the Sheikh-led government appears to be stable and not subject to any significant local challenges, the September 11th terrorist attacks on the United States and the war and ongoing efforts in Iraq have both increased scrutiny and heightened tensions throughout the Middle East, including the United Arab Emirates. Al-Qaeda and other terrorist organizations, in their hostile campaign against supporters of the West, present a threat to stability in the Middle East. The United Arab Emirates maintains friendly relations with the United States. For example, it allowed U.S. troops to be stationed there in preparation for the invasion of Iraq in 2003, and it has pledged humanitarian assistance in the Iraqi reconstruction efforts and encouraged the United States to maintain security even after the handover of power to the Iraqis on July 1, 2004. This support for the United States may increase the likelihood of attacks on the state by terrorist organizations. As publicly reported on May 5, 2004, Pakistani intelligence uncovered a plot by a small group of terrorists to hijack and possibly bomb a plane bound for the United Arab Emirates. The firm relationship between Saudi Arabia and the United States has in recent years led to a number of significant terrorist activities in Saudi Arabia and similar events could occur in the United Arab Emirates.

The U.S. Department of State is concerned that terrorists may be planning to carry out further attacks against Westerners and oil workers in the Persian Gulf. Perceptions of the safety of the region could affect Atlantis, The Palm, as the viability of this undertaking is dependent on the continued growth of tourism in the region, primarily from Western Europe and Asia. Future acts of terrorism, anti-terrorist efforts, war or political and civil unrest in the region could have a material adverse effect on global economies, the economies of the Gulf States and in particular on the development of Atlantis, The Palm. Dubai is generally viewed as the most progressive, open and pro-Western emirate. In addition, it is currently the only emirate that permits the sale of land to foreigners. With its relatively high profile, Dubai could represent a potentially attractive target to terrorist organizations.

Atlantis, The Palm will be located at the apex of the crescent, which forms the external border of The Palm, Jumeirah, a major land reclamation project in Dubai, and is expected to be connected to the rest of The Palm, Jumeirah by a roadway tunnel and proposed monorail. As with any reclamation project, there are inherent subsidence and liquefaction risks. The Company and Istithmar have been monitoring the construction site for subsidence, which to date has been isolated and not in excess of three millimeters. However, the Company has not monitored or had any opportunity to monitor other sites on The Palm, Jumeirah for subsidence. In the event of unforeseeable subsidence on the site or on other sites on The Palm, Jumeirah, we would expect at a minimum for there to be a material reduction in hotel bookings for Atlantis, The Palm and in day visitors to the water attractions, which in turn could have a material adverse impact on the operations and financial condition of Atlantis, The Palm. In the event of an earthquake, there is a risk of liquefaction. While there has not been recent significant seismic activity in the immediate vicinity of Dubai, earthquakes have occurred in Iran, Egypt, Syria and southern Asia, off the coast of Indonesia. In addition, moderately strong storms accompanied by high winds can develop over the Gulf. These storms typically occur annually from December through the end of March. These storms could lead to surges and high wave heights that could erode or top the breakwater that has been erected on the Gulf-side of the site, thereby leading to flooding. We and Nakheel have agreed to regularly monitor the status of the breakwaters. Aside from the property damage that could occur from such floods, any such flooding could also damage the roads on the crescent or the proposed monorail, as well as flood the tunnel, which would limit or curtail arrivals and departures to Atlantis, The Palm. Any of these structural, climatic or geological events would likely have a material adverse impact on the site and operations of Atlantis, The Palm, including the extensive marine environment and animals that will be a key attraction of the resort. Nakheel and other developers have also announced other reclamation projects in Dubai of a similar scale to The Palm, Jumeirah. In addition, we are dependent on Nakheel to complete the infrastructure of The Palm, Jumeirah, including roads, the proposed monorail and the roadway tunnel, on a timely basis. Should any of these reclamation projects suffer from any of these events, Atlantis, The Palm and, as a result, we could be materially adversely affected.

In addition to the political and other risks noted above, there are risks associated with the very high level of development activity currently underway in Dubai. In particular, due to the very high demand for construction laborers, much of the construction work force consists of foreigners, principally from Southeast Asia, who have left their families to take temporary jobs in Dubai. There have recently been demonstrations and other incidents of labor unrest at constructions sites in Dubai,  in which foreign workers have protested allegedly unfairly low pay and substandard living conditions. If these incidents become more widespread, or if the contractors constructing Atlantis, The Palm, are not able to retain a sufficient number of construction workers for the project, the construction budget and schedule for Atlantis, The Palm, could be materially adversely affected.

Additional risks may be associated with our proposed destination resort casino in Morocco.

In the second quarter of 2005, we announced that Kerzner and two local Moroccan companies, Société Maroc Emirates Arabs Unis de Développement (“SOMED”) and Caisse de Dépôt et de Gestion (“CDG”), had entered into a joint venture agreement for the development and operation of a destination resort casino. This agreement is subject to the fulfillment of certain conditions. Morocco is located in Northern Africa and is bordered by Algeria, the North Atlantic Ocean and the Mediterranean Sea. Although Morocco is largely stable, with limited security risks, the May 2003 suicide bomb attacks in Casablanca have raised concerns about terrorist activity in the region. The implication of several Moroccans in the March 2004 Madrid train bombing has further heightened concerns about terrorism. There are several loose-knit terrorist groups in Morocco that have connections to Al-Qaeda. Morocco has historically been an ally of the United States, although it did express opposition to the war in Iraq. Its historic support for the United States may increase the likelihood of attacks on the state by terrorist organizations. Establishments that are readily identifiable with Western interests are potential targets for future attacks. Such targets may include establishments where activities occur that may offend religious sensitivities, such as casinos or places where alcoholic beverages are sold or consumed. At present, there are five casinos located in Morocco; however, our proposed resort would be the largest casino in Morocco and therefore, a potentially more high-profile target. Future acts of terrorism, anti-terrorist efforts, war or political and civil unrest in the region could have a material adverse effect on global economies, the economy of Morocco and in particular, the development and success of our destination resort casino in Morocco.

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

The foregoing does not address any additional risks that may be associated with the proposed acquisition announced on March 20, 2006. See “Item 4. Recent Developments” for more information.

Item 4.            Information on the Company

(A)  History and Development of the Company

Kerzner was incorporated in The Bahamas in 1993 under the name “Sun International Hotels Limited,” and is an international business company under the International Business Companies Act, 2000 of the Commonwealth of The Bahamas. The Company is registered under number 46,600B at the Companies Registry of The Bahamas. Our executive offices are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas, and the telephone number is 242-363-6018. Our agent for service of process in the United States is Corporation Services Company, 1013 Centre Road, Wilmington, Delaware 19805. On March 1, 1996, we listed our Ordinary Shares for trading on The New York Stock Exchange (the “NYSE”). On July 1, 2002, we changed our corporate name from Sun International Hotels Limited to Kerzner International Limited and our stock, which was trading on the NYSE under the symbol “SIH,” was listed under the new ticker symbol “KZL.” The name change was implemented in accordance with agreements related to the restructuring of Sun International Investments Limited (“SIIL”), which was formerly our majority shareholder. See “Item 7. Major Shareholder and Related Party Transactions.”  There was no change in our management or worldwide operations as a result of the name change.

The Company was established in order to acquire the Paradise Island Resort and Casino and related operations from Resorts International, Inc. The acquisition was completed in May 1994.

In June 1994, we established Sun Cove Limited, which is now known as Kerzner Investments Connecticut, Inc. (“Kerzner Connecticut”). Kerzner Connecticut owns a 50% interest in, and is a managing partner of, TCA, a Connecticut general partnership. In September 1995, TCA entered into a Gaming Facility and Construction Agreement with the MTGA, an instrumentality of the Mohegan Tribe, pursuant to which TCA assisted the Mohegan Tribe with the design, development and financing of Mohegan Sun, a resort and entertainment complex situated in the town of Uncasville, Connecticut. In addition, in August 1995, TCA entered into a gaming management agreement (the “Management Agreement”) with the Mohegan Tribe pursuant to which TCA provided certain management, marketing and administrative services to the Mohegan Tribe upon the opening of Mohegan Sun in October 1996. In February 1998, TCA and the Mohegan Tribe entered into an agreement (the “Relinquishment Agreement”) pursuant to which the Management Agreement was terminated effective January 1, 2000, and the Mohegan Tribe assumed full management responsibility for Mohegan Sun. Pursuant to the Relinquishment Agreement, TCA receives payments of 5% of the gross revenues of Mohegan Sun for the 15-year period that commenced January 1, 2000. In addition to the Relinquishment Agreement, in February 1998, the Mohegan Tribe appointed TCA to develop its $1.0 billion expansion of Mohegan Sun, which was completed in June 2002. See below “(B) Business Overview—The Properties—Gaming—Mohegan Sun” for a further description of the Relinquishment Agreement and the $1.0 billion expansion.

In December 1996, we acquired Sun International North America, Inc. (formerly Griffin Gaming & Entertainment, Inc.), which is now known as Kerzner International North America, Inc. (“KINA”). KINA is a holding company, which, through an indirect wholly-owned subsidiary, formerly owned and operated a 644-room casino hotel property in Atlantic City, New Jersey (“Resorts Atlantic City”).

In April 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC (“Colony”) for a purchase price of approximately $144.0 million, including accrued interest (the “Resorts Atlantic City Sale”). The proceeds received from Colony consisted of approximately $123.5 million in cash, net of costs incurred subsequent to closing, and an unsecured $17.5 million note which was paid in full in March 2002. The net cash proceeds received from this transaction were used to reduce the amount of borrowings outstanding under our then-existing amended and restated revolving credit facility. In 2000, we recognized a $229.2 million write-down of the carrying value of Resorts Atlantic City and a related option to purchase certain real estate to its net realizable value. On March 14, 2004, we sold undeveloped real estate adjacent to Resorts Atlantic City to a wholly-owned subsidiary of Colony for a sale price of $40.0 million. See “(B) Business Overview—Colony Note” below for more information on this sale.

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

Effective August 2001, we acquired a 25% interest in the Kanuhura Sun Resort & Spa Limited (“One&Only Kanuhura”) for approximately $3.8 million. As of December 31, 2005, the balance of the debt financing we have provided to One&Only Kanuhura was $2.3 million, excluding accrued interest, and we also have a contingent guarantee obligation to provide up to approximately $10.7 million. One&Only Kanuhura is a 100-room luxury resort located on Lhaviyani Atoll in the Maldives, which is located approximately 600 miles southwest of the southern tip of India. Our management contract with One&Only Kanuhura expires in 2026. Our agreement with Sun Resorts Limited (see below) also included the sale of 20% of our debt and equity interests in One&Only Kanuhura to Sun Resorts Limited and the transfer to One&Only Management (as defined below) of the One&Only Kanuhura management agreement. This agreement reduced our ownership interest in One&Only Kanuhura to 20%. Effective January 1, 2005, our ownership interest in One&Only Kanuhura further decreased to 18.75% and SRL’s interest increased to 6.25%, as SRL purchased an additional 1.25% interest from us.

In June 2002, we entered into management and development agreements for One&Only Maldives at Reethi Rah, a 130-room luxury resort on North Male Atoll in the Maldives that we opened on May 1, 2005. This new five-star resort occupies the site where a small resort had previously been located. The management and development agreements related to this property are co-terminus with the owner’s lease, which expires in 2030. As part of this development, we have committed to provide certain financing arrangements to the current owner of the resort. See “Item 5. Operating and Financial Review and Prospects, (C) Liquidity and Capital Resources” below for more information.

On September 12, 2002, we purchased a 50% ownership interest in the 115-room Palmilla Resort (“One&Only Palmilla”), a deluxe five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.8 million, including transaction costs. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022. The acquisition was funded through a combination of cash on hand and drawings under our then-existing amended and restated revolving credit facility. One&Only Palmilla re-opened in January 2004 following a refurbishment that expanded the room count to 172 rooms, all of which are oceanfront, and added a Charlie Trotter restaurant, a 12-unit spa with open-air villas, a meeting space, a pool and a poolside restaurant. In addition, in February 2004, One&Only Palmilla had a grand re-opening event. The expansion was financed by One&Only Palmilla through local project financing that was supported by a $46.5 million guarantee from Kerzner, and by approximately $14.5 million in completion loans from

Kerzner. The total cost of the One&Only Palmilla renovation was approximately $102.0 million. On December 17, 2004, One&Only Palmilla entered into two promissory notes pursuant to which it borrowed $110.0 million. The proceeds were used to, among other things, repay all of One&Only Palmilla’s existing loans, including the completion loans provided by Kerzner, and fund One&Only Palmilla’s working capital requirements. In connection with the repayment of One&Only Palmilla’s existing loans, Kerzner’s $46.5 million guarantee was extinguished. The new indenture governing the promissory notes provides recourse to Kerzner solely in the event certain representations and warranties are violated.

In December 2002, we began to operate and market certain of our managed and/or owned luxury resort hotels under the “One&Only” brand in connection with our corporate name change. We are now marketing seven of our properties under our One&Only brand.

We currently have a 20.4% ownership interest in Sun Resorts Limited (“SRL”), a publicly-traded company on the Mauritian Stock Exchange, which owns One&Only Le Saint Géran, One&Only Le Touessrok, Sugar Beach Resort, La Pirogue Hotel and Le Coco Beach Hotel, which are all located in Mauritius. In December 2002, we entered into an agreement with SRL to form One&Only (Indian Ocean) Management Limited (“One&Only Management”), a new management company, for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and One&Only Kanuhura in the Maldives, and, as consideration, securing an extension to our management agreements in Mauritius from 2008 until 2023. Pursuant to an agreement among us, SRL and One&Only Management, SRL’s ownership interest in One&Only Management is increasing incrementally, subject to certain conditions, from 2005 through 2009, at which time it will own 50% of One&Only Management.

The table below shows the dates on which SRL’s ownership interest in One&Only Management increases and the corresponding decreases in our ownership interest in One&Only Management.

Effective Date	Kerzner Ownership Percentage	SRL Ownership Percentage
January 1, 2003	80.0%	20.0%
January 1, 2005	75.0%	25.0%
January 1, 2007	72.5%	27.5%
January 1, 2008	67.5%	32.5%
January 1, 2009	50.0%	50.0%

SRL’s ownership of the debt and equity interests in One&Only Kanuhura is also increasing incrementally, subject to certain conditions, from 2003 to 2009, in accordance with the ownership percentage in the above table, at which time it will own 12.5% of the debt and equity interests in One&Only Kanuhura (or 50% of our initial ownership of such debt and equity interests).

One&Only Management serves as a joint venture vehicle for expansion in the islands of the Indian Ocean. In connection with this transaction, we subcontracted to One&Only Management all of our Mauritius management agreements and assigned to it the One&Only Kanuhura management agreement, and SRL purchased 20% of our debt and equity interests in One&Only Kanuhura. Effective January 1, 2005, our ownership interest in One&Only Kanuhura further decreased to 18.75% and SRL’s interest increased to 6.25%, as SRL purchased an additional 1.25% interest from us. Pursuant to an additional subcontract arrangement with One&Only Management, we provide comprehensive management services to the five Mauritius resorts and One&Only Kanuhura and One&Only Maldives at Reethi Rah and receive a management fee. Pursuant to our agreement to transfer the management agreement for One&Only Maldives at Reethi Rah to One&Only Management, SRL acquired 25% of the subordinated debt interest in One&Only Maldives at Reethi Rah, which percentage was to increase to 50% as SRL’s interest in One&Only Management increased. It is anticipated that we will amend our agreement with SRL to waive the requirement that SRL purchase up to 50% of the subordinated debt and to provide that SRL will only be entitled to 25% of the management fees paid to One&Only Management under the One&Only Maldives at Reethi Rah management agreement. It is further anticipated that we will acquire a short-term option to purchase SRL’s existing subordinated debt (and corresponding management fees) in One&Only Maldives at Reethi Rah as consideration for granting such waiver.

In April 2003, we agreed to acquire from London Clubs International (“LCI”) for $2.1 million a property located in the town center of Northampton, England. On March 30, 2004, we announced that the Gaming Board of Great Britain had granted us a Certificate of Consent, which has enabled us to transfer a gaming license held by LCI into our name and proceed with our plans for a casino in Northampton. We expect to develop and operate the new casino facility on an approximate 30,000 square foot site, which facility is expected to cost approximately £10.8 million (approximately $18.9 million in U.S. dollars as of February 28, 2006). The development of this facility has been approved by the local planning authorities. We have commenced construction on this project, and we expect the facility to be open by the first quarter of 2007. See “(B) Business Overview—Gaming—United Kingdom” for more information.

In May 2003, we entered into a “Heads of Agreement” with the Bahamian Government with respect to the Phase III expansion on Paradise Island. In May 2004 and December 2004, we entered into supplements to the Heads of Agreement, pursuant to which we modified certain components involved in the Phase III expansion, which now includes a new luxury all-suite hotel, a new condominium-hotel, an expansion of our convention facilities, expanded water attractions, an addition to Harborside at Atlantis and a new 18-hole golf course (the “Athol Golf Course”) on Athol Island, which lies just east of Paradise Island, in partnership with an agency to be nominated by the Bahamian Government. See “(B) The Properties—Atlantis, Paradise Island” for more information.

On September 22, 2003, we announced that we had agreed to form a joint venture with Nakheel, an entity owned by the Royal Family of Dubai, to develop Atlantis, The Palm. On June 23, 2004, we announced that we had entered into an agreement with Istithmar, an entity indirectly wholly-owned by the Royal Family of Dubai, which assumed all obligations and rights of its affiliate, Nakheel, pursuant to which we formed Kerzner Istithmar Limited (“Kerzner Istithmar”) and increased the scope of Atlantis, The Palm. Based on our current budget, the development costs of the expanded project are expected to be approximately $1.5 billion (inclusive of land acquisition costs) and the project will include an approximately 1,500-room resort and extensive water park situated on 1.25 miles of beachfront property. The joint venture has decided to postpone development of a previously-announced condominium project. Atlantis, The Palm will be located on The Palm, Jumeirah, a multi-billion dollar land reclamation project in Dubai, United Arab Emirates. The joint venture’s capital structure includes an equity investment of $200.0 million by each partner. The remaining project financing is expected to consist of a $700.0 million senior first-lien term loan facility, which is subject to various conditions, and an additional $275.0 million of senior second-lien debt. Istithmar has committed to provide $75.0 million of the senior second-lien debt. The joint venture has received a commitment, subject to various conditions, from third party underwriters for the remaining $200.0 million. The joint venture expects to enter into binding definitive documentation for the senior first-lien term loan facility and the senior second-lien debt during the second quarter of 2006. In addition, we and Istithmar will each provide, on a joint and several basis, additional sponsor support of up to $55.0 million with respect to cost overruns and post-completion debt services obligations. Further, Istithmar has agreed to provide an additional guarantee for cost overruns in excess of this amount and as necessary to achieve completion.

Nakheel has agreed to provide the joint venture with a right to reclaim and develop an additional 125 acres of land off the crescent of The Palm, Jumeirah, so as to expand the overall Atlantis, The Palm site and permit additional phases of development. The joint venture has also agreed with Nakheel to acquire all of the land on which Atlantis, The Palm is situated for a $125 million payment-in-kind note.

We commenced construction on Atlantis, The Palm in November 2005. We anticipate that the project will be completed in late 2008. As part of this transaction, we have entered into a long-term management agreement with the joint venture that entitles us to receive a base management fee based on the gross revenue generated by Atlantis, The Palm, and an incentive management fee based on operating income. The base management fee is likely to be subordinated to both the senior and subordinated debt facilities. We have also entered into a development agreement with the joint venture that entitles us to receive $20.0 million and reimbursement of certain expenses over the development period. This project is subject to various closing conditions, including obtaining all requisite governmental consents and construction of supporting infrastructure by Nakheel. See below “(B) Business Overview—The Properties—Destination Resorts—Atlantis, The Palm” for more information.

In October 2003, we entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited on Paradise Island for approximately $38.5 million. The approximate 39-acre site is adjacent to the proposed site of the new 22-story, 600-room, luxury all-suite hotel that is part of the Phase III expansion. In the short term, it is expected that the existing hotel on the property will be used to house construction workers during the construction of the planned all-suite hotel. During the year ended December 31, 2003, we paid $20.0 million in connection with the acquisition. The balance of $18.5 million was paid in 2004. In addition, Kerzner obtained an option to purchase certain adjacent land lots for an option price of $5.0 million. In September 2004, we exercised our option and purchased the adjacent land lots at a price of $5.5 million.

In November 2003, we entered into an agreement with Victoria & Alfred Waterfront (Pty) Limited (“V&A Waterfront”) to develop a new luxury hotel, subject to various conditions, at the highest end of the market in Cape Town, South Africa. Under this agreement, we committed to enter into a land lease and relevant development agreements related to the property. Consequently, in 2004, we entered into a 50-year land lease with V&A Waterfront and formed a joint venture, in which our local partners own 80% and we own the remaining 20%, to develop hotel properties in southern Africa. In March 2006, we formed a project company under the joint venture to focus specifically on the Cape Town property. This project company entered into development and management agreements with wholly-owned subsidiaries of Kerzner. Kerzner assigned the land lease to the project company. Along with our equity investment, we will be providing financing assistance in the form of loans and guarantees in an aggregate amount of approximately $24.4 million. See “(B) Business Overview – One&Only Resorts – South Africa” for more information.

On March 10, 2004, we entered into a joint venture, BLB Investors, L.L.C. (“BLB”), with an affiliate of Starwood Capital Group Global, L.L.C. (“Starwood Capital”) and an affiliate of Waterford Group, L.L.C. (“Waterford”) for the purpose of acquiring an interest in Wembley plc (“Wembley”), which owned gaming and track operations in the United States and race tracks in the United Kingdom. BLB acquired a 22.2% stake in Wembley in 2004. In July 2005, BLB completed its approximately $464.0 million acquisition of Wembley’s U.S. operations, which included the Lincoln Park racino in Rhode Island and three greyhound tracks and one horse racing track in Colorado. BLB exchanged its 22.2% interest in Wembley, valued at $116.0 million, as partial consideration for the acquisition. The balance of the acquisition price was financed on a non-recourse basis by a consortium of banks that underwrote a $495.0 million senior secured credit facility, which includes a $125.0 million revolving credit facility that will be used primarily to finance a portion of the proposed redevelopment of Lincoln Park.

Completion of the Lincoln Park redevelopment project is expected in early 2007. Based on the most recent cost estimates, which indicate a significant rise in the total development costs of this project, we expect to make an additional equity investment in BLB of $10.0 million to $15.0 million to finance our pro rata share of these additional costs. See “(B) Business Overview—Gaming—United Kingdom” for more information.

In April 2005, the United Kingdom passed gaming reform legislation that was less favorable than we had previously anticipated related to our previously announced Scottish Exhibition + Conference Center, Sportcity and The O2 (“The O2”) (formerly the Millennium Dome) projects. Specifically, this legislation reduced the number of regional casinos from eight to one in order to secure opposition party support for the legislation. The new law does however contain a provision for the government to increase the number of regional casinos; however, this increase would require the approval of both houses of Parliament.

During 2005, we wrote off $11.2 million related to all previously capitalized and deferred costs incurred for the planning and development of the aforementioned projects. Although the future of gaming in the United Kingdom is unclear as a result of the passage of legislation in April 2005, we continue to pursue potential opportunities on a selective basis. Costs related to these opportunities, other than the Northampton project discussed above, are expensed as incurred. The Company is committed to making a contribution of not more than £10 million towards the construction of the raft and shell infrastructure to house our proposed regional casino at The O2. The Company expects to incur approximately £6.5 million (approximately $11.3 million in U.S. dollars as of February 28, 2006) in 2006 related to this construction. If a regional casino license is not awarded at The O2, the Company is eligible to recover 80% of its approximately £6.5 million investment from Anschutz Entertainment Group, Inc., its joint venture partner. The balance of the costs is expected to be expensed as incurred.

In connection with a planned destination resort casino in Morocco, we have entered into a joint venture agreement with two local Moroccan companies, SOMED and CDG, and related development and long-term management agreements. The joint venture has negotiated with the Government of the Kingdom of Morocco exclusive rights to conduct gaming operations within a territory that includes the cities of Casablanca and Rabat. The greenfield site is located near El Jaddida, which lies approximately 50 miles southwest of Casablanca. This site includes three miles of beachfront along Morocco’s Atlantic coast. The destination resort casino is expected to consist of a 500-room hotel, an 18-hole golf course, convention space, restaurants and a casino.

The agreements require each party to provide equity based on the initial estimate of total project cost of $230.0 million. Based on the current preliminary designs for the project, the budget is now anticipated to be approximately $300.0 million, although a more definitive budget figure will not be available until further detailed design work has been completed. As a result of the budget increase, the need to arrange additional debt and equity financing and the additional design work required for the project, we expect that there will be material amendments of the project agreements, and we do not intend to proceed with the development of this project unless such amendments are obtained. As a result of the previously announced budget increase, the parties have worked together for several months to arrange debt and equity financing to fund the project. Although no assurances can be given at this time, we expect to reach agreement with our Moroccan partners on amended project documents and proceed with the project, subject to obtaining third party debt financing. We expect to sell one-half of our 50% interest in the joint venture to an affiliate of Istithmar and are discussing the terms of the transaction with the other parties. Construction is anticipated to commence in 2007, with an expected completion date in 2009. The required debt financing is expected to be raised by a consortium of Moroccan banks.

No assurances can be given at this time that either the additional debt or equity financing will be obtained or the likely material amendments to project documents will be agreed, both of which will be necessary in order for this project to move forward to construction, as well as certain other conditions, including receipt of all applicable municipal, regional and other regulatory approvals. See below “(B)” Business Overview—the Properties—Destination Resorts—Morocco” for more information.

In January 2005, we announced that we and CapitaLand had entered into a memorandum of understanding relating to the creation of a joint venture to be owned 60% by us and 40% by CapitaLand for the purpose of submitting a joint concept proposal to the Singapore Government for the potential development of an integrated entertainment resort complex on Sentosa Island in Singapore.

Capital Structure

Strategic Investment by Istithmar PJSC

On July 16, 2004, we announced a strategic investment in our Ordinary Shares by Istithmar, our partner in the development of Atlantis, The Palm. This transaction closed on August 10, 2004. As part of this arrangement, Istithmar purchased 4.5 million of our Ordinary Shares for an aggregate price of $225.0 million. As of February 28, 2006, Istithmar held approximately 12.3% of our Ordinary Shares.

Istithmar purchased 3.0 million newly issued Ordinary Shares directly from Kerzner, resulting in net proceeds of $153.4 million ($51.25 per share). We are using proceeds from the issuance to fund capital expenditures and investments and for general corporate purposes. Of the remaining 1.5 million Ordinary Shares, Istithmar purchased 1.3 million shares from Caledonia and 0.2 million shares from CMS at a price of $47.50 per share, the market price at the time the purchase agreements were executed. Therefore, Istithmar paid an average per share price of $50 for its aggregate acquisition of 4.5 million Ordinary Shares. Following receipt of the necessary regulatory approval on December 8, 2004, Mr. Hamed Kazim, a representative of Istithmar, took a seat on our Board of Directors.

Amended Credit Facility

On October 31, 2005, Kerzner, KINA and Kerzner International Bahamas Limited (“KIB”), as co-borrowers, entered into the Amended Credit Facility with a syndicate of banks. Under the Amended Credit Facility, the maximum amount of borrowings that may be outstanding is $650.0 million, subject to certain conditions. Should we obtain the requisite commitments from existing or new lenders, we have the right to increase the amount of our credit facility by up to $250.0 million. The Amended Credit Facility contains newly negotiated covenants.

Loans under the Amended Credit Facility bear interest at (i) the higher of (a) a base rate or (b) the Federal Funds Rate plus one-half of one percent, in either case plus an additional 0.00% to 1.00% based on a debt to EBITDA ratio during the period, as defined (the “Leverage Ratio”), (ii) the London Interbank Offered Rate (“LIBOR”) rate plus 0.750% to 2.00% based on the Leverage Ratio or (iii) the Federal Funds Rate plus 0.750% to 2.00% based on the Leverage Ratio. For loans based on the Alternate Base Rate (as defined therein), interest is payable quarterly. For loans based on the LIBOR rate, interest is payable on the last day of each applicable interest period. Loans under the Amended Credit Facility may be prepaid and re-borrowed at any time and are due in full in December 2010. Commitment fees are calculated at per annum rates ranging from 0.25% to 0.60% based on the Leverage Ratio, applied to the unused amount of the Amended Credit Facility and are payable quarterly.

The Amended Credit Facility contains affirmative and restrictive covenants with which Kerzner must comply, which, among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business. As of December 31, 2005, we believe that we were in compliance with all such covenants.

As of December 31, 2005, we had no borrowings outstanding under the Amended Credit Facility. Our availability as of December 31, 2005 was $644.6 million after giving effect to the $5.4 million in outstanding letters of credit. All amounts outstanding are unconditionally guaranteed by all significant subsidiaries that are a party to the Amended Credit Facility.

Issuance of 2.375% Convertible Senior Subordinated Notes

In April 2004, Kerzner issued $230.0 million principal amount of 2.375% convertible senior subordinated notes due 2024 (the “2.375% Notes”) which, after related issuance costs, resulted in net proceeds of approximately $223.7 million. In connection with the issuance of the 2.375% Notes, we filed a shelf registration statement, pursuant to which holders of such notes may engage in resales. All of the proceeds received from the issuance of the 2.375% Notes are being used to fund future capital expenditures and for general corporate purposes.

The 2.375% Notes may be converted into cash and Ordinary Shares at an initial conversion rate of 17.1703 shares per $1,000 principal amount in accordance with the terms of the indenture. This conversion rate is equal to a conversion price of approximately $58.24 per Ordinary Share. Upon conversion, all of the principal amount of the converted notes must be paid in cash.

The 2.375% Notes, which are unsecured obligations, are not guaranteed by any of Kerzner’s subsidiaries and therefore are effectively subordinated to the subsidiary guarantees of the 6¾% Notes. Interest on the 2.375% Notes is payable semi-annually and commenced on October 15, 2004. We believe that we were in compliance with all covenants contained in the indenture governing the 2.375% Notes as of December 31, 2005. All of our outstanding 2.375% Notes are subordinated to the borrowings under our Amended Credit Facility.

Issuances of 6¾% Senior Subordinated Notes

In September 2005, Kerzner issued $400.0 million principal amount of 6¾% senior subordinated notes due 2015, which after $7.3 million of debt issuance costs, resulted in net proceeds of $392.7 million.

The proceeds were used to repay the Company’s then-outstanding 8 7/8% senior subordinated notes (the “8 7/8% Notes”) pursuant to the tender offer and consent solicitation described below.

The 6¾% senior subordinated notes were issued without registration under the Securities Act,  in reliance on Rule 144A promulgated under the Securities Act. In connection with the sale of those notes, we entered into a registration rights agreement, under which we agreed to consummate an exchange offer for the 6¾% senior subordinated notes. We filed an exchange offer registration statement on November 23, 2005, which was declared effective by the SEC on December 2, 2005. On December 2, 2005, we commenced an exchange offer to exchange any and all of our outstanding 6¾% senior subordinated notes for identical notes registered under the Securities Act. On January 6, 2006, we closed the exchange offer and, together with KINA, issued $400.0 million of 6¾% senior subordinated notes (the “6¾% Notes”) in exchange for our outstanding 6¾% senior subordinated notes.

The 6¾% Notes, which are unsecured obligations, were co-issued by Kerzner and KINA and are unconditionally guaranteed by substantially all of the wholly-owned subsidiaries of Kerzner other than KINA. Interest on the 6¾% Notes is payable semi-annually on April 1 and October 1, commencing on April 1, 2006. The indenture governing the 6¾% Notes contains various restrictive covenants, including limitations on the ability of the co-issuers and the guarantors to, among other things:  (a) incur additional indebtedness, (b) incur certain liens, (c) engage in certain transactions with affiliates and (d) pay dividends and make certain other payments. We believe that we were in compliance with all such covenants as of December 31, 2005. All of our outstanding 6¾% Notes are subordinated to the borrowings under our Amended Credit Facility.

Derivative Financial Instruments

In August and December 2001, we entered into fixed-to-variable rate interest rate swap agreements (the “Swap Agreements”) designated as fair value hedges on $200.0 million principal amount of our 8 7/8% Notes. In each of September 2003 and July 2004, we canceled $25.0 million of our $200.0 million Swap Agreements, resulting in $150.0 million of fair value hedges on our 8 7/8% Notes as of December 31, 2004. In 2005, we terminated the remaining $150.0 million of our Swap Agreements, which resulted in an increase in fixed rate debt, in advance of planned variable rate borrowings for growth initiatives under our Amended Credit Facility. The termination of the $150.0 million of Swap Agreements resulted in the realization of a gain of $4.9 million, which reduced the loss on early extinguishment of our 8 7/8% Notes in the tender offer discussed below.

In December 2004, One&Only Palmilla entered into an interest rate cap agreement in connection with its issuance of two promissory notes for an aggregate principal amount of $110.0 million. The purpose of the interest rate cap agreement is to cap the LIBOR component of the interest on the promissory notes at 5%. The interest rate cap agreement is designated as a cash flow hedge and is used to hedge the variable cash flows associated with the promissory notes.

Tender Offer and Consent Solicitation for 8 7/8% Senior Subordinated Notes

On September 12, 2005, we commenced a cash tender offer to purchase any and all of our outstanding 8 7/8% Notes. In conjunction with the tender offer, we solicited consents to proposed amendments to the indenture governing the 8 7/8% Notes. The tender offer expired on October 8, 2005. At the expiration, approximately 99.6% of the 8 7/8% Notes were tendered and the requisite consents received. We used the net proceeds from the issuance of $400.0 million of our 6¾% Notes on September 22, 2005, together with cash on hand of $39.3 million, to retire the 8 7/8% Notes purchased pursuant to the tender offer.

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

Recent Developments

Atlantis Reports Theft of Certain Customer Information

On January 6, 2006, Kerzner announced that the management of Atlantis, Paradise Island had determined that there had been a theft from a customer database of personal information relating to certain Atlantis customers. The resort believes that approximately 55,000 customers may be affected. The resort notified affected customers in writing so customers could take steps to protect themselves from possible identity fraud and provided, at the customer’s option and at no cost, a credit monitoring service for one year. To date, the resort has not received any evidence that the information has been used to commit identity fraud or in any other manner adverse to its customers. The resort engaged outside counsel and a firm specializing in information security to assist it in responding to this incident. The resort notified Bahamian and U.S. law enforcement authorities and is cooperating with them. The personal information that was compromised includes names, addresses and credit card, Social Security, driver’s license and/or bank account numbers.

Kerzner Enters Into Agreement for Sale to Investor Group

On March 20, 2006, Kerzner announced that an investor group led by its Chairman, Mr. S. Kerzner, and Chief Executive Officer, Mr. H. B. Kerzner, had entered into a definitive agreement under which the Company will be acquired by the investor group for $76.00 in cash per outstanding ordinary share. The investor group also includes Istithmar, a significant shareholder of the Company, Whitehall Street Global Real Estate Limited Partnership 2005, Colony Capital LLC, Providence Equity Partners, Inc. and The Related Companies, L.P., which is affiliated with one of the Company’s Directors. The aggregate transaction value, including the assumption of $599 million of net debt as of December 31, 2005, is approximately $3.6 billion.

The Board of Directors of the Company, upon the unanimous recommendation of a Special Committee of Directors formed to evaluate the terms of the transaction, approved the merger agreement. The Special Committee, which includes representatives of two significant shareholders that are not affiliated with the investor group, negotiated the price and other terms of the merger agreement with the assistance of its financial and legal advisors.

In accordance with the merger agreement, the Company and the Special Committee’s advisors, working under the supervision of the Special Committee will actively solicit superior proposals during the next 45 days. The Kerzners and Istithmar have agreed to cooperate in this solicitation process.

In the event the merger agreement is terminated, in order for the Company to enter into a superior transaction arising during the 45-day solicitation period, the investor group will receive a break-up fee of 1% of the equity value of the transaction (approximately $30 million). In addition, in the event of a superior transaction, Mr. S. Kerzner and Mr. H. B. Kerzner have agreed to provide certain transitional services to the acquiring party for a period of six months and, in the event of certain all-cash acquisitions, to vote in favor of the superior transaction. The Company noted that there can be no assurance that the solicitation of superior proposals will result in an alternative transaction. The Company does not intend to disclose developments with respect to the solicitation process unless and until its Board of Directors has made a decision.

The transaction is expected to close in mid-2006 and is subject to certain terms and conditions customary for transactions of this type, including the receipt of financing and regulatory approvals. Deutsche Bank Securities Inc. and Goldman Sachs Credit Partners have provided commitments to the investor group for the debt portion of the financing for the transaction.

The transaction also requires approval of the merger agreement by the Company’s shareholders. The Kerzners and Istithmar, which together own approximately 24% of the Company’s ordinary shares, have agreed to vote in favor of the transaction. Upon the completion of the transaction, Mr. S. Kerzner will remain Chairman and will continue to oversee the development and construction of the Company’s projects, and Mr. H. B. Kerzner will remain Chief Executive Officer. The Company will schedule a special meeting of its shareholders for the purpose of obtaining shareholder approval. Upon completion of the transaction, the Company will become a privately-held company and its common stock will no longer be traded on the NYSE.

J.P. Morgan Securities Inc. is serving as financial advisor and Cravath, Swaine & Moore LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are serving as legal advisors to the Special Committee of the Company’s Board of Directors. Deutsche Bank AG and Groton Partners LLC are serving as financial advisors and Simpson Thacher & Bartlett LLP is serving as legal advisor to the investor group.

Additional information is available on the Company’s Form 6-K, filed on March 20, 2006, File No. 001-04226.

(B)  Business Overview

We are the developer, owner and operator of Atlantis, Paradise Island, a 2,317-room destination resort in The Bahamas, and a leading developer and operator of gaming entertainment properties and luxury resort hotels worldwide. Atlantis, Paradise Island, our flagship property, is a premier destination resort property that we believe has strong brand recognition. We have entered into a joint venture agreement to develop and manage a second Atlantis resort, Atlantis, The Palm, in the United Arab Emirates.

Our gaming business is focused on owning, developing and/or managing casino properties in attractive markets where we can capitalize on our development and operating expertise. We developed and receive income from Mohegan Sun in Uncasville, Connecticut, which is owned and operated by the MTGA. We also own a 37.5% interest in BLB Investors, L.L.C. (“BLB”), which owns Lincoln Park in Rhode Island and pari-mutuel racing facilities in Colorado.

Our luxury resort hotel business consists of a collection of managed and/or owned/partially-owned premier properties that primarily operate in the five-star, deluxe-end of the resort market in The Bahamas, Mauritius, Dubai, the Maldives and Mexico under the One&Only brand.

Each of our segments operates in various geographic areas. For a table of net revenues, Contribution to Net Income and total assets by segment, see Note 24—Segment Information in the accompanying notes to the consolidated financial statements.

The Properties

Destination Resorts

Atlantis, Paradise Island

Our flagship property is Atlantis, Paradise Island, a 2,317-room ocean-themed resort and casino located on Paradise Island, The Bahamas. Atlantis, Paradise Island features an unusual architectural design and décor, beaches, lagoons and a wide range of gaming, entertainment and other amenities. Since acquiring the property in 1994, we have invested over $1.0 billion to create a unique destination resort and casino that caters to multiple segments of the resort and casino gaming markets. The property features a 100,000 square foot entertainment complex that includes the largest casino in the Caribbean market, an 88,000 square foot convention facility and 30,000 square feet of high-end retail space. Atlantis, Paradise Island celebrates the wonders of the sea and is inspired by the myth of the lost continent of Atlantis. The ocean-themed environment of Atlantis, Paradise Island includes:

•      three interconnected hotel towers, the Beach, Coral and Royal Towers, built around a seven-acre lagoon;

•      a 34-acre marine environment, which features the world’s largest open-air marine habitat, showcasing over 200 species of marine life, waterfalls, lagoons and adventure walks;

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

During the second half of 2000, we completed an extensive capital expenditure program of approximately $20.0 million at Atlantis, Paradise Island’s Beach Tower. This program included the renovation of all of the Beach Tower’s 425 rooms and improvements to certain public spaces. During 2001, we completed a major capital expenditure program of approximately $20.0 million to complete renovations at the Ocean Wing of Atlantis, Paradise Island’s Coral Towers. This project included the renovation of approximately 400 rooms, including improvements to certain public spaces.

To add to our product mix at Atlantis, Paradise Island, we developed Harborside at Atlantis, a timeshare project adjacent to Atlantis, Paradise Island, through a joint venture with SVO. As part of the joint venture agreement, we contributed land and cash and SVO contributed cash. Subsequently, both partners have loaned funds to finance construction costs. The first phase of the project was completed in February 2001 and consisted of 82 two-bedroom units. We began selling the units in May 2000 and had sold approximately 97% of the units through December 31, 2005. In August 2002, Harborside at Atlantis was closed to repair water damage primarily resulting from 2001’s Hurricane Michelle. During the fourth quarter of 2002, these repairs were completed and the resort re-opened in December 2002. During the temporary closure, Harborside at Atlantis’ guests were moved to Atlantis, Paradise Island. Our share of construction remediation costs from Harborside at Atlantis was $6.9 million and $1.8 million in 2002 and 2003, respectively. For 2003 and 2004, we recognized a total of $5.7 million of insurance recoveries related to Hurricane Michelle. The second phase of Harborside at Atlantis, which is part of our Phase III expansion, consisted of 116 two- and three-bedroom units and opened in August 2005.

In order to capitalize on the popularity of Atlantis, Paradise Island and One&Only Ocean Club, and to leverage our developable real estate and our investment in Paradise Island, in May 2003 we entered into a Heads of Agreement with the Government of the Commonwealth of The Bahamas, which set forth an expansion plan for Atlantis, Paradise Island and One&Only Ocean Club. In May 2004 and December 2004, we entered into supplements to the Heads of Agreement, pursuant to which we modified certain components involved in Phase III. Phase III, as modified, consists of the following components:

•      a 22-story, 600-room, luxury all-suite hotel;

•      a 495-unit condominium-hotel, for which we had entered into binding contracts with customers for approximately 119 units as of February 28, 2006;

•      the addition of three luxury villas to One&Only Ocean Club;

•      the addition of the Marina Village at Atlantis, a development consisting of five restaurants and additional retail space comprising approximately 75,000 square feet on a seven-acre site adjacent to the Marina at Atlantis;

•      an expansion of Atlantis, Paradise Island’s convention facilities by approximately 100,000 square feet;

•      an expansion of Atlantis, Paradise Island’s existing water-themed attractions (including facilities for a group of dolphins available for interactive experiences with visitors);

•      the construction and initial equipping of a fire and ambulance station on land owned by us, to be operated and maintained by the Bahamian Government under a long term lease (the “Fire and Ambulance Station”);

•      the right to develop, upon environmental approval, the Athol Golf Course;

•      expansion of the existing water production and treatment plant and any other private infrastructure upgrade or expansions necessary to accommodate the other elements of the Phase III expansion (the “Utilities and Infrastructure Expansion”);

•      an 88-unit ultra-luxury condominium and private marina project (“Ocean Club Residences & Marina”), for which we had received reservations on 59 of the 88 units as of February 28, 2006; and

•      an expansion of Harborside at Atlantis by the addition of second and third phases along Nassau Harbour.

Construction of the Phase III expansion at Paradise Island is proceeding. Development of the 600-room, all-suite hotel, expanded water attractions and 100,000 square feet of additional group meeting space is well underway. Completion of these elements of Phase III is expected by April 2007. In July 2005, the Company completed the Marina Village at Atlantis, which includes five new restaurants and additional retail space. The second phase of Harborside at Atlantis, which consisted of 116 two- and three-bedroom units, was completed in August 2005. As of December 31, 2005, 37% of these units were sold. With this phase, the total number of units at Harborside at Atlantis increased to 198.

The development of the 22-story, 600-room, luxury all-suite hotel commenced in August 2005. Pursuant to the Heads of Agreement, we have committed to substantially complete the all-suite hotel by December 2006.

We commenced pre-sales of the 495-unit condominium-hotel in the second quarter of 2005, and have received approximately 119 unit sale reservations, representing roughly 24% of the units available for sale. We are joint venturing with Turnberry Associates, which is providing sales and marketing experience. Construction costs, which exclude land costs, are expected to be approximately $250.0 million. We expect to commence construction of the condominium-hotel if the joint venture receives a sufficient level of reservations and secures financing for the development. If we elect not to proceed with the development of the condominium-hotel, we would not expect to proceed with the development of the Athol Golf Course.

Exclusive of the Harborside at Atlantis timeshare projects, the condominium-hotel, the Athol Golf Course and Ocean Club Residences & Marina, we expect our investment in the Phase III expansion to be approximately $730.0 million.

A description of the Heads of Agreement can be found in “Item 4. Information on the Company, (B) Business Overview—Certain Matters Affecting Our Bahamian Operations—Heads of Agreement.”

Through certain Bahamian subsidiaries (the “Bahamian Operations”), we now own approximately 566 acres on Paradise Island (or approximately 70% of Paradise Island), including approximately 175 acres of undeveloped land. The Phase III expansion will use approximately 73 acres (excluding Harborside at Atlantis, the Athol Golf Course and Ocean Club Residences & Marina).

We also own and operate One&Only Ocean Club, a high-end luxury resort hotel, as well as the Ocean Club Golf Course. Through our Bahamian Operations, we also operate roads and other land improvements on Paradise Island and a water and sewage system that serves, at stated charges, substantially all facilities on Paradise Island, including non-affiliated customers.

Construction of the 88-unit Ocean Club Residences & Marina project is proceeding well. The cost of this development, which is being financed primarily from pre-sales of units, is expected to be approximately $130.0 million. The project, which is comprised of four 22-unit buildings, is expected to be completed in stages between January and May of 2007. We have formed a joint venture with a Bahamian partner for this project. We expect Ocean Club Residences & Marina to cater to the highest end of the luxury residential market.

In the third quarter of 2005, we acquired Hurricane Hole Marina, which is in close proximity to the Marina Village at Atlantis and includes frontage on Nassau Harbour, and some additional buildings and facilities for approximately $28.0 million. We intend to utilize Hurricane Hole Marina to accommodate excess demand at the Atlantis Marina and anticipate significantly upgrading this marina and bringing it into Atlantis’ product offering. This acquisition includes additional real estate, which we plan to use for new development.

In November 2005, we agreed to acquire an additional seven and a half acres of beachfront property at the eastern edge of Cabbage Beach, adjoining Ocean Club Estates, for $15.7 million. This property is one of the few remaining undeveloped beachfront parcels left on Paradise Island. We contributed the right to use this land into the Ocean Club Residences & Marina joint venture and intend to develop the site through the joint venture.

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

Atlantis, The Palm

In September 2003, we announced that we had agreed to form a joint venture with Nakheel, an entity owned by the Royal Family of Dubai, to develop Atlantis, The Palm. On June 23, 2004, we announced that we had entered into an agreement with Istithmar, an entity indirectly wholly-owned by the Royal Family of Dubai, which has assumed all obligations and rights of its affiliate, Nakheel, pursuant to which we formed Kerzner Istithmar and increased the scope of Atlantis, The Palm. Having carefully evaluated various aspects of the project, including cost, real estate usage and operating efficiencies, the joint venture revised the scope of Atlantis, The Palm. In lieu of developing an 800-room four-star hotel tower adjacent to the five-star Royal Towers, the joint venture has decided to increase the number of rooms at the five-star Royal Towers from 1,200 to approximately 1,500. This reconfiguration of the project program will better enable the resort to meet the growing demand for five-star accommodation in Dubai and sets aside further developable land for future expansion. Atlantis, The Palm will be located on The Palm, Jumeirah, a multi-billion land reclamation project in Dubai, United Arab Emirates.

In addition, Nakheel has agreed to provide the joint venture with a right to reclaim and develop an additional 125 acres of land off the crescent of The Palm, Jumeirah, so as to expand the overall Atlantis, The Palm site and permit additional phases of development. The joint venture has also agreed with Nakheel to acquire all of the land on which Atlantis, The Palm is situated, including the two parcels that are reserved for future development, for a $125.0 million payment-in-kind note.

The budget for this development was increased from $1.2 billion to approximately $1.5 billion (inclusive of land acquisition costs). The joint venture’s capital structure includes an equity investment of $200.0 million by each partner. The remaining project financing is expected to consist of a $700.0 million senior first-lien term loan facility, which is subject to various conditions, and an additional $275.0 million of senior second-lien debt. Istithmar has committed to provide $75.0 million of the senior second-lien debt. The joint venture has received a commitment, subject to various conditions, from third party underwriters for the remaining $200.0 million. The joint venture expects to enter into binding definitive documentation for the senior first-lien loan facility and the senior second-lien debt during the second quarter of 2006. In addition, we and Istithmar will each provide, on a joint and several basis, additional sponsor support of up to $55.0 million with respect to cost overruns and post-completion debt service obligations. Further, Istithmar has agreed to provide an additional guarantee for cost overruns in excess of this amount and as necessary to achieve completion.

We commenced construction on Atlantis, The Palm in November 2005, with completion scheduled for late 2008.

Morocco

On July 22, 2004, we announced that Kerzner and two local Moroccan companies, SOMED and CDG, had entered into an agreement with the Government of the Kingdom of Morocco (for this section, the “Government”) that contemplates the creation of a joint venture that will own a destination resort casino in Morocco that we will develop and manage. In 2005, we entered into a joint venture agreement with SOMED and CDG, and into related development and long-term management agreements for the development and operation of the destination resort casino. Based on the current preliminary designs for the project, the budget is anticipated to be approximately $300.0 million, although a more definitive amount will not be available until further detailed design work has been completed.

As a result of a previously announced budget increase, the parties have worked together for several months to arrange debt and equity financing to fund the project. Although no assurances can be given at this time, the Company expects to reach agreement with its Moroccan partners on amended project documents and proceed with the project, subject to obtaining third party debt financing.

The greenfield site for this project is located near El Jadida, which lies approximately 50 miles southwest of Casablanca. This site includes three miles of beachfront along Morocco’s Atlantic coast. Approximately an hour’s drive from Casablanca, Morocco’s largest city with a population of approximately 3.5 million, the site provides for easy access to-and-from Casablanca International Airport, which currently receives daily flights from 22 European cities. Access to the area is supported by a rail network as well.

As part of its agreement with the Government, the joint venture has negotiated exclusive rights to conduct gaming operations within a territory that includes the cities of Casablanca and Rabat, an area with a combined population of nearly four million. This agreement provides for a 15-year period of exclusivity, which commences once construction of the project is complete.

We currently own 50% of the joint venture, requiring Kerzner to commit up to approximately $46.0 million. SOMED and CDG will provide the majority of the remaining equity requirement. We expect to sell one-half of our 50% interest in the joint venture to an affiliate of Istithmar. Construction is expected to commence in 2007, with an expected completion date in 2009. The required debt financing is expected to be raised by a consortium of Moroccan banks.

SOMED, an investor with interests in various industries, including the hospitality industry, is 50% owned by Abu Dhabi Development Fund and 30% owned by the Government, with the remaining interests being institutionally owned. CDG is the governmental entity that invests Morocco’s pension funds and is one of the country’s leading institutional investors.

No assurances can be given at this time that either the additional debt or equity financing will be obtained or the likely material amendments to project documents will be agreed, both of which will be necessary in order for this project to move forward to construction, as well as certain other conditions, including receipt of all applicable municipal, regional and other regulatory approvals.

Gaming

Mohegan Sun

Our gaming business is focused on owning, developing and/or managing casino properties in attractive markets where we believe we can capitalize on our development and operating expertise. We own a 50% interest in, and are a managing partner of, TCA, a Connecticut general partnership that developed and initially managed Mohegan Sun, a casino and entertainment complex in Uncasville, Connecticut. TCA managed Mohegan Sun from its opening in October 1996 to December 31, 1999 pursuant to a management agreement from which TCA earned management fees based on a percentage of Mohegan Sun’s earnings after depreciation and interest.

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

In addition, TCA and the Mohegan Tribe entered into a relinquishment agreement (the “Relinquishment Agreement”) whereby it was agreed that effective January 1, 2000, TCA would turn over management of Mohegan Sun to the Mohegan Tribe. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and TCA receives payments of 5% of the gross revenues of Mohegan Sun for the 15-year period that commenced January 1, 2000. The relinquishment fees pursuant to the Relinquishment Agreement (“Relinquishment Fees”) are divided into senior and junior relinquishment payments, which together equal 5.0% of revenues. Revenues are generally defined as gross gaming revenues (other than Class II gaming revenue, i.e. bingo) and all other facility revenues, including hotel revenues, food and beverage sales, parking revenues, ticket revenues and other fees or receipts from the convention/events center generated by Mohegan Sun. Revenues will exclude any revenues generated by any other future expansion of Mohegan Sun. The senior and junior Relinquishment Fees from the MTGA to TCA rank behind all of the MTGA’s obligations to pay certain minimum priority distributions to the Mohegan Tribe and all of the MTGA’s existing and future senior secured indebtedness. The junior fees also rank behind all unsecured indebtedness.

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

Mohegan Sun incorporates its historical Native American theme through unique architectural features and the use of natural design elements such as timber, stone and water. Mohegan Sun is located on 240 acres and currently features the 179,500 square foot Casino of the Earth and the 119,000 square foot Casino of the Sky, which combined have approximately 6,200 slot machines, 305 table games and various other amenities, and a 34-story, 1,200-room luxury hotel.

Mohegan Sun is located approximately one mile from the interchange of Interstate 395 and Connecticut Route 2A in Uncasville, Connecticut and is within 150 miles of approximately 22 million adults. Mohegan Sun spent $40.0 million for infrastructure improvements providing direct highway access to the property from Boston, Providence and New York.

Through TCA, we oversaw the $1.0 billion “Project Sunburst” expansion of Mohegan Sun, which was completed in June 2002. This expansion included the Casino of the Sky, a 10,000-seat arena, a 350-seat cabaret and specialty retail areas and restaurants that opened in September 2001. The expansion also included a 100,000 square foot convention center and a 34-story, 1,200-room luxury hotel that opened with 734 rooms in April 2002. Mohegan Sun opened the remaining rooms in phases through June 2002 and also added an additional 2,700 parking spaces in June 2002.

We believe the northeast gaming market has been strong and that Mohegan Sun’s unique design and superior location have helped it to become a popular and profitable casino. Since opening, gross revenues at the property have grown to $1.5 billion for the twelve months ended December 31, 2005, an 8.1% increase over the twelve month period ended December 31, 2004.

BLB

On March 10, 2004, we announced that we had entered into a joint venture, BLB, with an affiliate of Starwood Capital and an affiliate of Waterford for the purpose of acquiring an interest in Wembley, which owned gaming and track operations in the United States and race tracks in the United Kingdom. Wembley’s U.S. operations included its flagship property, Lincoln Park in Rhode Island, where it owned a greyhound racetrack with approximately 3,602 video lottery terminals (“VLTs”). BLB is owned 37.5% by each of us and Starwood Capital, with Waterford owning the balance of 25%. As of December 31, 2005, we had invested $47.4 million in BLB.

In July 2005, BLB completed its approximately $464.0 million acquisition of Wembley’s U.S. operations, which included the Lincoln Park racino and three greyhound tracks and one horse racing track in Colorado. Lincoln Park generates approximately 85% of the U.S. operations’ revenue. BLB exchanged its 22.2% interest, acquired in 2004 and valued at $116.0 million, in Wembley as partial consideration for the acquisition. The balance of the acquisition price was financed on a non-recourse basis by a consortium of banks that underwrote a $495.0 million senior secured credit facility, which included a $125.0 million revolving credit facility that will be used primarily to finance a portion of the proposed redevelopment of Lincoln Park.

BLB operates Lincoln Park under a master video lottery contract with the state of Rhode Island that was authorized by legislation passed by the Rhode Island General Assembly. This contract allows an increase in the number of VLTs to 4,752. BLB completed Phase I-A of its planned redevelopment of Lincoln Park in November 2005, which increased the number of VLTs at the facility from 3,002 to 3,602. The contract provides for up to a 15-year term during which Lincoln Park will be entitled to 28.85% of the net terminal income on the first 3,002 VLTs and 26% on any additional VLTs. The balance of the expansion project includes the redevelopment of the existing grandstand area and the construction of a new facility that is expected to house at least 1,750 VLTs. The new facility will be located adjacent to the current facility and will contain new restaurant and entertainment areas and VLTs, some of which will be repositioned from the current facility. Upon completion of the redevelopment, Lincoln Park is expected to have 4,752 VLTs in operation.

BLB had previously announced that the anticipated redevelopment of Lincoln Park would have a total cost of approximately $125.0 million. Based on the most recent cost estimates, which indicate a significant rise in the total development costs of this project, we expect to make an additional equity investment in BLB of $10.0 to $15.0 million to finance our pro rata share of these additional costs.

Trading Cove New York

Through a wholly-owned subsidiary, we own a 50% interest in, and are a managing member of, Trading Cove New York, LLC (“TCNY”). In March 2001, TCNY entered into a development services agreement with the Stockbridge Munsee band of Mohican Indians (the “Stockbridge-Munsee Tribe”) for the development of a casino (the “Catskills Project”) in the Catskills region of the State of New York. The Stockbridge-Munsee Tribe has land claim litigation pending in the U.S. District Court for the Northern District of New York (the “Court”) against the State, the counties of Madison and Oneida and several municipalities to recover lands within the state that the Stockbridge-Munsee Tribe alleges were wrongfully taken from the tribe. In December 2004, the Stockbridge-Munsee Tribe and the State entered into the “Agreement of Settlement and Compromise to Resolve the Stockbridge-Munsee Land Claims in the State of New York” (the “New York Settlement Agreement”).

The New York Settlement Agreement provided that it would automatically terminate on September 1, 2005 in the event key approvals and authorizing legislation were not obtained, subject to extension by the mutual written consent of the parties. As of September 1, 2005, many of the key approvals and authorizing legislation had not been obtained, and the New York Settlement Agreement was not extended by the parties. Two recent court decisions have impacted the effectuation of the settlement and the State’s general strategy in dealing with Native American land claims, including the Stockbridge-Munsee Tribe’s land claim. We can make no representation as to whether the Catskills Project will be completed.

We are one of two managing members of TCNY. All decisions of the managing members require the concurrence of us and Waterford Development New York, LLC, the other managing member. In the event of a deadlock, there are mutual buy-out provisions.

The Company’s investment in TCNY is reflected within investments in associated companies in the accompanying consolidated balance sheets. As of December 31, 2005, we had invested $7.0 million in TCNY. If the project proceeds, we will be required to provide developer assistance of up to $15.0 million, of which $7.0 million is reimbursable, and up to $100.0 million in subordinated debt or completion guarantees.

Development of Resort Casinos in London, East Manchester and Glasgow

In April 2005, the United Kingdom passed gaming reform legislation that was less favorable than we had previously anticipated related to our previously announced Scottish Exhibition + Conference Center, Sportcity and The O2 projects. In 2005, we wrote off $11.2 million related to all previously capitalized and deferred costs incurred for the planning and development of the aforementioned projects. Although the future of gaming in the United Kingdom is unclear as a result of the passage of legislation in April 2005, we continue to pursue potential opportunities on a selective basis. Costs related to these opportunities, other than the Northampton project and certain costs relating to The O2, are expensed as incurred.

U.K. Gaming License

In April 2003, we agreed to acquire from LCI for $2.1 million a property located in the city of Northampton, England. The city of Northampton is approximately 70 miles north of London and approximately 1.3 million people live within 25 miles of the city. On March 30, 2004, we announced that the Gaming Board of Great Britain had granted us a Certificate of Consent, which has enabled us to transfer a gaming license held by LCI into our name and proceed with our plans for a casino in Northampton. In February 2005, the Northampton project was approved by the local planning authorities. We expect to develop and operate the new casino facility, which is expected to cost approximately £10.8 million (approximately $18.9 million in U.S. dollars as of February 28, 2006), on an approximately 30,000 square foot site. We have commenced construction on this project and we expect the facility to be open by the first quarter of 2007.

One&Only Resorts

Our One&Only Resorts business consists of a collection of managed and/or owned/partially-owned premier luxury resort properties that primarily operate in the five-star, deluxe-end of the market. In December 2002, we introduced our One&Only brand for certain of our luxury resort properties and now market seven of our ten properties under our One&Only brand. We do not currently plan on using the brand for Sugar Beach Resort, La Pirogue Hotel or Le Coco Beach Hotel. We value outstanding design, unusual locations and genuine hospitality at our resorts and do not believe in applying simple “formulas.” We believe that all of our One&Only properties, most of which have been constructed or renovated within the last five years, offer guests a singularly distinctive experience.

Located on what we believe to be some of the leading beach locations in the world, these resorts are architecturally unique and have been developed to blend into their natural environment. Our One&Only Resort business currently consists of five properties in Mauritius (two of which, Le Saint Géran and Le Touessrok, are One&Only-branded properties), One&Only Royal Mirage in Dubai, One&Only Kanuhura and One&Only Maldives at Reethi Rah in the Maldives (which opened during the second quarter of 2005), One&Only Ocean Club on Paradise Island, The Bahamas and One&Only Palmilla near Cabo San Lucas, Mexico. In addition, we have agreed to acquire a minority interest in a joint venture that expects to develop and manage a new One&Only property in Cape Town, South Africa.

As of December 31, 2005, we were managing 2,159 rooms. As part of our strategy of obtaining long-term management agreements, we leverage our existing management expertise and business infrastructure and often take ownership positions in the properties that we operate. As of December 31, 2005, the properties we operated were as follows:

Property	Location	Percentage Ownership	Number of Rooms, Suites and Villas
One&Only Ocean Club	The Bahamas	100.0%	106
One&Only Palmilla (1)	Mexico	50.0%	172
One&Only Le Saint Géran (2)	Mauritius	20.4%	163
One&Only Le Touessrok (2)	Mauritius	20.4%	203
One&Only Kanuhura	Maldives	18.75%	100
One&Only Maldives at Reethi Rah (3)	Maldives	—	130
One&Only Royal Mirage	Dubai	—	466
Sugar Beach Resort (2)	Mauritius	20.4%	238
La Pirogue Hotel (2)	Mauritius	20.4%	248
Le Coco Beach Hotel (2)	Mauritius	20.4%	333

(1)   As of January 1, 2004, pursuant to our adoption of FIN 46R, we determined that Palmilla JV, LLC, a previously unconsolidated 50%-owned equity method investment, must be consolidated, as the operating agreement contains a provision which gives our 50% joint venture partner the right to cause us to acquire its 50% interest. This resulted in an increase in revenues and expenses in 2004, however, it had no impact on consolidated net income or earnings per share.

(2)   Interest owned through Sun Resorts Limited.

(3)   As of May 1, 2005, when the resort commenced operations, the Company became the primary beneficiary of Reethi Rah under FIN 46R, resulting in consolidation of Reethi Rah’s financial statements in the consolidated financial statements of the Company.

South Africa

We are currently developing a property in Cape Town, South Africa that we anticipate marketing under the One&Only brand. We expect to own a minority interest in the joint venture developing the 132-room property. We anticipate approximately ten of these rooms will be individually owned condominium units that may be used in the hotel’s guest room rental pool.

The Bahamas

We own and operate One&Only Ocean Club, a high-end luxury resort hotel with 106 rooms, suites and villas located on Paradise Island, The Bahamas. In October 2000, we completed an addition to One&Only Ocean Club that comprised 50 rooms, including 10 deluxe suites, a gourmet beachfront restaurant (Dune, operated by Jean-Georges Vongerichten) and significant enhancements to the existing pool and garden areas. One&Only Ocean Club also features the Ocean Club Golf Course, a 7,159-yard championship golf course designed by Tom Weiskopf, and a clubhouse with 121 luxury oceanfront home sites situated around the golf course. One&Only Ocean Club was named to Condé Nast Traveler magazine’s 2006 Gold List and to Travel + Leisure magazine’s 2006 “T+L 500,” an annual list of the world’s best hotels as chosen by the magazine’s readers. One&Only Ocean Club also received Condé Nast Traveler magazine’s 2005 Readers’ Choice Award for the best Atlantic Resort (the second year in a row in which One&Only Ocean Club was awarded this honor) and the spa at One&Only Ocean Club was named best resort spa in Condé Nast Traveler magazine’s 2005 Spa Poll, a reader poll that compares spas in North America, the Caribbean and at sea. One&Only Ocean Club achieved an average occupancy of 82% and an average daily room rate of $869 during 2005, compared to 79% and $762 in 2004.

As part of the Phase III expansion discussed above, we developed three high-end luxury rental villas adjacent to One&Only Ocean Club, as well as a high-end boardroom meeting facility and a children’s pool. These facilities were completed in 2004.

As of December 31, 2005, we had closed on 114 of the 121 home sites available at Ocean Club Estates, a residential development adjacent to the Ocean Club Golf Course, and received approximately $122.0 million in gross proceeds from such sales. Of the seven remaining properties, four are being used by the Company and we have received deposits for the three remaining properties.

Mexico

In September 2002, we purchased a 50% ownership interest in One&Only Palmilla, a deluxe five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.8 million, including transaction costs. One&Only Palmilla is located on what we believe is an outstanding site with the most extensive beach coverage of any of the leading hotels in Cabo San Lucas. One&Only Palmilla also features a 27-hole Jack Nicklaus-designed championship golf course. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022. The acquisition was funded through a combination of cash on hand and drawings under our then-existing amended and restated revolving credit facility. One&Only Palmilla re-opened in January 2004 following a refurbishment that expanded the room count to 172 and significantly upgraded the amenities and public areas offered by the resort. The expansion was financed by One&Only Palmilla through local project financing that was supported by a $46.5 million guarantee from Kerzner, and by approximately $14.5 million in completion loans from Kerzner. The total cost of the One&Only Palmilla renovation was approximately $102.0 million. On December 17, 2004, One&Only Palmilla entered into two promissory notes pursuant to which it borrowed $110.0 million. The proceeds were used to, among other things, repay all of One&Only Palmilla’s existing loans, including the completion loans provided by Kerzner, and fund One&Only Palmilla’s working capital requirements. In connection with the repayment of One&Only Palmilla’s existing loans, Kerzner’s $46.5 million guarantee was extinguished. The indenture governing the promissory notes provides recourse to Kerzner in the event certain representations and warranties are violated. One&Only Palmilla was named to Condé Nast Traveler magazine’s 2006 Gold List, in which it also received the highest overall score and rooms score for resorts in Mexico, and was included in Travel + Leisure magazine’s 2006 “T+L 500.”  One&Only Palmilla also received Condé Nast Traveler magazine’s 2005 Readers’ Choice Award for the best Latin American Resort (the second year in a row in which One&Only Palmilla was awarded this honor) and was named by Travel + Leisure Golf magazine as Mexico and Latin America’s second best golf resort and most underrated resort in the magazine’s 2005 “World’s Best Golf Resorts” issue.

Mauritius

In Mauritius, we manage and own interests in five beach resorts:

•      the 163-room One&Only Le Saint Géran (renovated in 2000);

•      the 203-room One&Only Le Touessrok (renovated in 2002);

•      the 238-room Sugar Beach Resort;

•      the 248-room La Pirogue Hotel (renovated in 2003); and

•      the 333-room Le Coco Beach Hotel.

The Mauritius properties cater primarily to luxury and middle-market tourists from Europe and southern Africa. One&Only Le Saint Géran and One&Only Le Touessrok offer deluxe five-star accommodations, and we believe that such properties are among the finest beach resorts in the world. In 2005, One&Only Le Touessrok was rated among the world’s best leisure hotels by Condé Nast Traveller magazine in the U.K. magazine’s Readers’ Travel Awards and was also named to the magazine’s 2005 Gold List. One&Only Le Saint Géran, which is classical in style, was also rated among the world’s best leisure hotels by Condé Nast Traveller magazine in the U.K. magazine’s Readers’ Travel Awards and was also named to the magazine’s 2005 Gold List. In December 2002, we completed a major redevelopment of One&Only Le Touessrok. The resort includes restaurants, a spa, a championship golf course (which opened in November 2003) and other amenities to enhance its position in the luxury resort market.

Mauritius’ tourist industry is mainly comprised of visitors from Great Britain, Germany, France, Italy and South Africa. Scheduled air service to-and-from Mauritius is provided through scheduled flights on numerous airlines, including Air France, British Airways, Cathay Pacific, Singapore Airlines, Air India, Air Mauritius, Condor and South African Airlines.

Maldives

In the Maldives, located 600 miles southwest of the southern tip of India, we manage and own an interest in One&Only Kanuhura, a 100-room luxury resort located on Lhaviyani Atoll, and manage One&Only Maldives at Reethi Rah, a 130-room, all-villa luxury resort. In August 2001, we acquired 25% of the equity of One&Only Kanuhura for approximately $3.8 million. Effective January 1, 2003, we sold 20% of this equity interest to SRL. As of December 31, 2005, we had provided debt financing to One&Only Kanuhura of $2.3 million, excluding accrued interest, and we also have a contingent guarantee obligation to provide up to approximately $10.7 million. See “Item 5. Operating and Financial Review and Prospects, (F) Off-Balance Sheet Arrangements” for more information. See Note 17—Related Party Transactions to the consolidated financial statements.

One&Only Kanuhura temporarily closed in June 2005 to complete repairs necessitated by the December 2004 tsunami. The four-month renovation included the redevelopment of the resort’s 18 water villas and two grand water villas and enhancements to its existing beach villas, bars, restaurants, public areas and spa. One&Only Kanuhura reopened on October 15, 2005. One&Only Kanuhura was named one of the “101 Best Hotels” in Tatler magazine’s 2006 Travel Guide, the U.K. magazine’s annual listing of the world’s best hotels.

On May 1, 2005, One&Only Resorts opened a 130-key, all-villa resort, One&Only Maldives at Reethi Rah, in the Maldives. Reethi Rah, which means “beautiful island” (in the national language, Dhivehi), is located in the North Male Atoll and is easily accessible by a One&Only luxury yacht transfer or sea plane. Through land reclamation, the island on which One&Only Maldives at Reethi Rah is located was increased in size from approximately 20 acres to around 110 acres, incorporating 13 beaches and a few expansive bays. The result is that the spacious private villas and water villas all enjoy an unusual amount of privacy and exclusivity. One&Only Maldives at Reethi Rah was named one of the “101 Best Hotels” in Tatler magazine’s 2006 Travel Guide.

Although the Company does not have any equity ownership interest in the entity that owns and operates One&Only Maldives at Reethi Rah, the Company has determined that Reethi Rah is a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R. The Company has agreements with Reethi Rah that provide for construction financing and operating loans, as well as management and development agreements. As of May 1, 2005, when the resort commenced operations, the Company became the primary beneficiary of Reethi Rah under FIN 46R, resulting in the consolidation of Reethi Rah’s financial statements into the consolidated financial statements of the Company. See “Item 5. Operating and Financial Review and Prospects, (F) Off-Balance Sheet Arrangements” for more information on the financing arrangements. In February 2006, we received correspondence on behalf of Reethi Rah that raised concerns with respect to the level of management activity and certain fees associated with our management agreement. We expect to discuss the matters with Reethi Rah, but we can make no assurances as to the outcome of such discussions.

We manage these resorts under long-term management agreements and receive management fees based upon a percentage of the revenues and gross operating profits of these properties. In December 2002, we entered into an agreement with SRL to form One&Only Management for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and One&Only Kanuhura in the Maldives, and, as consideration, securing an extension to our management agreements in Mauritius from 2008 until 2023. In connection with this transaction, we subcontracted to One&Only Management all of our Mauritius management agreements and assigned to it the One&Only Kanuhura management agreement, and SRL purchased 20% of our debt and equity interests in One&Only Kanuhura. Effective January 1, 2005, our ownership interest in One&Only Kanuhura further decreased to 18.75% and SRL’s interest increased to 6.25%, as SRL purchased an additional 1.25% interest from us. Pursuant to an additional subcontract arrangement with One&Only Management, we provide comprehensive management services to the five Mauritius resorts and One&Only Kanuhura and One&Only Maldives at Reethi Rah and receive a management fee. Pursuant to an agreement among us, SRL and One&Only Management, SRL’s ownership interest in One&Only Management will increase incrementally, subject to certain conditions, from 2005 through 2009, at which time it will own 50% of One&Only Management. See “Item 4. Information on the Company, (A) History and Development of the Company” for more information.

Subject to certain conditions, SRL has a right of first refusal to participate equally with us in any new hotels developed by us in specified Indian Ocean territories. If SRL elects to participate in the equity or other funding of any such project, then the management agreement for that property will be held by One&Only Management. SRL’s board of directors has approved the exercise of its right to participate on a proportionate basis (SRL’s participation is currently 25%) with us in connection with One&Only Maldives at Reethi Rah. Pursuant to our agreement to transfer the management agreement for One&Only Maldives at Reethi Rah to One&Only Management, SRL

acquired 25% of the subordinated debt interest in One&Only Maldives at Reethi Rah, which percentage was originally scheduled to increase to 50% as SRL’s interest in One&Only Management increased. It is anticipated that we will amend our agreement with SRL to waive the requirement that SRL purchase up to 50% of the subordinated debt and to provide that SRL will only be entitled to 25% of the management fees paid to One&Only Management under the One&Only Maldives at Reethi Rah management agreement. It is further anticipated that we will acquire a short-term option through December 31, 2006 to purchase SRL’s existing subordinated debt (and corresponding management fees) in One&Only Maldives at Reethi Rah as consideration for granting such waiver.

Middle East

In the Middle East, we manage One&Only Royal Mirage in Dubai, a luxury 466-room hotel, the first phase of which opened in August 1999. Under the terms of the management agreement, which expires in 2019, we receive management fees based on a percentage of the revenues and gross operating profits of the property. We assisted in the expansion of One&Only Royal Mirage, which opened at the end of 2002. The expansion of the property featured 225 new luxury rooms, including a new 50-room ultra high-end boutique hotel. In 2005, One&Only Royal Mirage was rated among the world’s best leisure hotels by Condé Nast Traveler magazine in the U.K. magazine’s Readers’ Travel Awards.

South Africa

In November 2003, we entered into an agreement with V&A Waterfront to develop and manage a new luxury 132-room hotel, One&Only Cape Town, at the highest end of the market in Cape Town, South Africa. Under this agreement, we committed to enter into a land lease and relevant development agreements related to the property. Consequently, in 2004, we entered into a 50-year land lease with V&A Waterfront and formed a joint venture, in which our local partners own 80% and we own the remaining 20%, to develop hotel properties in southern Africa. In March 2006, we formed a project company under the joint venture to focus specifically on the Cape Town property. This project company entered into development and management agreements with wholly-owned subsidiaries of Kerzner. Kerzner assigned the land lease to the project company. Along with our equity investment, we are providing financing assistance in the form of loans and guarantees, which are in an aggregate amount of approximately $24.4 million. We are currently evaluating whether the joint venture should be consolidated in 2006 in accordance with the provisions of FIN 46R.

One&Only Cape Town will be located in the Victoria & Alfred Waterfront, a popular shopping and entertainment destination located on Cape Town’s harbor. In addition to guest rooms, the top two floors of the hotel will be residential in nature, with ten apartments selling on a sectional title basis. Owners will have the option to release their units into the hotel’s guest room rental pool.

One&Only Cape Town has been in the design stages for the past few years, as the project was delayed for a year by litigation involving V&A Waterfront relating to alleged zoning violations. In late 2005, V&A Waterfront received a favorable judgment, allowing us to proceed with the project. Architectural design work for the new hotel is now near complete, and subject to planning and environmental approval, construction is expected to start in January 2007, with completion scheduled for September 2008. As of December 31, 2005, we had approximately $7.0 million on our consolidated balance sheet with respect to this project and we expect our investment in this project to total approximately $18.0 million, exclusive of loans and guarantees. If this project does not proceed, we will be required to write off the amounts that have been incurred. Also during 2005, we expensed $0.9 million of non-capitalizable costs associated with the Cape Town project.

In October 2003, we advanced $1.7 million for the purchase of land related to the potential development of an additional One&Only property in South Africa. This land is currently being developed as a private game reserve. Once the conservancy has been established, we have the option to build a luxury lodge on an exclusive site of our choice. We expect to make a decision on the project by the end of 2007, and if we decide not to proceed, we will be refunded $1.5 million plus interest.

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

Colony Note

On March 18, 2004, we sold undeveloped real estate adjacent to Resorts Atlantic City to a wholly-owned subsidiary of Colony RIH Holdings, Inc. (the “Purchaser”) for a sale price of $40.0 million. The sale price was paid in the form of a promissory note that matures on March 16, 2009 (the “Colony Note”). The Colony Note began accruing interest on September 30, 2004 at a rate of 4%, which rate increases at various intervals from the closing date of the transaction. All principal and interest due under the Colony Note is due on March 16, 2009, which date may be accelerated by us in certain circumstances. The Colony Note is secured by a first mortgage on the property sold and is guaranteed by Colony RIH Holdings, Inc. (the direct parent company of the Purchaser) initially in an amount limited to $20.0 million, which will generally increase in increments of $5.0 million annually. The Colony Note will also be guaranteed by Resorts International Hotel and Casino, Inc. This guarantee will go into effect when that company’s outstanding public indebtedness, which is due on March 9, 2009, has been paid.

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

France

Through an indirect wholly-owned subsidiary, we own a tour operator company in France, Solea Vacances SA. Solea Vacances SA primarily services patrons in France, and, among other things, offers reservations services for travel to the five resorts in Mauritius, One&Only Royal Mirage in Dubai and One&Only Kanuhura and One&Only Maldives at Reethi Rah in the Maldives.

South Africa

Through our wholly-owned subsidiaries, we own a tour operator company in South Africa, World Leisure Holidays (Pty.) Limited (“WLH”). WLH handles reservations from the European and Asian markets for our One&Only properties primarily in Mauritius, the Maldives and Dubai.

Seasonality and Weather

Our business has historically been seasonal, with the largest number of patrons visiting The Bahamas during late December and the first three months of the calendar year. Accordingly, our revenues and operating profits have historically been higher during the first quarter than in successive quarters. In addition, The Bahamas, Mauritius, the Maldives and Mexico are subject to tropical weather and storms, which, if severe, can interrupt the normal operations and affect tourism. Similarly, inclement weather can adversely affect the Relinquishment Fees that we derive from Mohegan Sun and our equity earnings attributable to Lincoln Park, as the principal access to these properties is by road. Higher revenue and earnings are typically realized from the Connecticut and Rhode Island operations during the second and third quarters of the year.

In September 1999, Paradise Island was affected by Hurricane Floyd, a hurricane rated by the National Weather Service as a category five, its highest rating. The Paradise Island properties suffered approximately $45.0 million of property damage, for which remedial work was completed by year end 1999, and we received a number of customer cancellations. At Atlantis, Paradise Island, 230 rooms were taken out of service for three months and One&Only Ocean Club was closed for approximately three and one half months. We were fully insured for property loss and business interruption. Hurricane Floyd was the first significant hurricane to negatively impact Paradise Island in over thirty years.

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

The 2005 Atlantic hurricane season was the most active on record. The hurricane season had the most named storms (27 versus 21 in 1993, the previous record), the most hurricanes (14 versus 12 in 1969, the previous record) and the most category five storms (3). The Atlantic is in its eleventh year of heightened activity and is expected to remain active for the next decade or longer according to the National Weather Service.

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

Insurance Arrangements

In May 2003, we formed Aberdeen Insurance (Bermuda) Ltd. (“Aberdeen”), a wholly-owned captive insurance company located in Bermuda. Aberdeen has been registered by the Bermuda Monetary Authority under The Insurance Act of 1978 as a Class 1 Insurer, and is utilized by the Company as a vehicle through which the Company places its “all risk” property and business interruption insurance policy, including windstorm, for Atlantis, Paradise Island and One&Only Ocean Club. Harborside at Atlantis is covered under a Starwood insurance policy. Although Aberdeen provides the Company with access to the reinsurance market at reduced administrative costs, all risk in excess of the Company’s $15.0 million per occurrence/$30.0 million annual aggregate deductible will continue to be 100% reinsured through the reinsurance market, thereby leaving Aberdeen with no retained risk.

We believe our current insurance coverage represents optimum market availability at commercially available pricing.

Competition

General

The resort and casino industries are highly competitive. Our properties compete with other resorts, hotels and casinos, including land-based casinos, racinos, riverboat, dockside and cruise ship on-board casinos and other forms of gaming as well as with other forms of entertainment and with other resorts and hotels in markets in which we conduct business. We believe the ability to compete effectively in these industries is based on a number of factors, including the scope, quality, location and accessibility of facilities, the effectiveness of marketing efforts, customer service, the relative convenience and costs of available transportation, service and the quality and price of rooms, food and beverages, convention facilities and entertainment.

Paradise Island

Our Paradise Island operations primarily compete with warm weather resort destinations, including Walt Disney World and other Orlando area attractions, as well as cruise ships and other hotels and resorts on Paradise Island,

New Providence Island, Grand Bahama Island and the neighboring Caribbean islands. We estimate that there are approximately 7,000 hotel rooms on Paradise Island and New Providence Island combined, of which approximately 3,400 are located on Paradise Island, including 2,423 in hotels owned and operated by us. The Wyndham Nassau Resort & Crystal Palace Casino, our primary competitor in The Bahamas, is an 850-room resort and casino that is situated in Nassau along Cable Beach. During 2005, Baha Mar Resorts Ltd. acquired this property along with two adjacent hotel properties. Later in 2005, Baha Mar Resorts Ltd. announced that it had formed a joint venture with Harrah’s Entertainment, Inc. and Starwood Hotels & Resorts Worldwide, Inc. to redevelop the existing properties into a $1.6 billion destination resort casino. The first phase of this project, which project is being developed in stages, is expected to be completed by 2010 and include six hotels, an expanded casino space managed under the Caesars brand, time share and condominium developments and a new golf course. According to recent press reports, the Stillman Organization, a New-York based real estate developer, plans to buy a resort on the south coast of New Providence Island, and invest approximately $500 million to build a 1,000 room hotel/casino, together with residential units, an expanded marina with restaurants and retail facilties, and a golf course. If completed, these developments would compete with our Paradise Island properties and could materially adversely affect our business and results of operations.

Our Paradise Island properties also compete with Our Lucaya, located on Grand Bahama Island, approximately 40 minutes by air from New Providence Island. Our Lucaya consists of a 749-room Westin Hotel, a 511-room Sheraton Hotel and a 30,000 square foot casino with 19,000 square feet of gaming space.

One&Only Ocean Club currently competes with a Four Seasons property that opened on Great Exuma Island in The Bahamas in November 2003, as well as other five-star resorts in the Caribbean. In addition, The Ritz-Carlton Hotel Company, L.L.C. recently announced the proposed development of a Ritz-Carlton resort on Rose Island, which is four miles from New Providence Island and Paradise Island. The resort is scheduled to open in 2009 and include a hotel, condominiums, townhouses, estate homes and a shelter for yachts. If completed, this development would also compete with One&Only Ocean Club.

Mohegan Sun and Lincoln Park

The Connecticut market is the fourth largest gaming market in the United States, with approximately 22 million adults within 150 miles of Mohegan Sun. Mohegan Sun and Foxwoods Resort and Casino at present are the only two casinos in the Connecticut market. Foxwoods now has approximately 7,400 slot machines and, for the twelve months ended December 31, 2005, reported slot win of approximately $815.0 million On February 1, 2005, Foxwoods Resort and Casino announced a $700.0 million development project, which consists of a new hotel tower, expanded convention facilities, new restaurants and retail stores, as well as an expanded casino that can accommodate 1,500 additional slot machines and 45 table games. The Oneida Nation operates a casino near Syracuse, New York and other Native American tribes in the states of New York, Rhode Island, Massachusetts and Connecticut are seeking approvals to establish gaming operations that would further increase competition, particularly for day-trip patrons. Mohegan Sun also competes with Atlantic City and several small Native American gaming facilities throughout the northeastern United States.

In Connecticut, under the tribal-state compacts between the State of Connecticut (for purposes of this section, the “State”) and the Mohegan Tribe and Foxwoods Resort and Casino, Mohegan Sun is subject to a 25% gaming fee on slot revenues payable to the State so long as the State does not issue any further licenses for gaming operations with slot machines or other commercial casino games (other than to a Native American tribe on Native American land). In October 2005, the U.S. Department of Interior, Bureau of Indian Affairs (“BIA”) issued determinations that the Historic Eastern Pequot Tribe (formerly the Eastern Pequot Tribe and the Paucatuck Eastern Pequot Tribe) and the Schaghticoke Tribal Nation did not qualify for federal recognition as Indian Tribes, which recognition would have allowed the two tribes to build casinos and conduct gaming operations. Both tribes had been granted federal recognition in previous years, but their recognition was rescinded in May 2005. The October 2005 ruling confirmed this rescission, with the BIA ultimately determining that the two tribes did not meet all of the qualifications necessary for federal recognition. The Historic Eastern Pequot Tribe filed an appeal with the Interior Board of Indian Appeals (“IBIA”), but the IBIA had no further jurisdiction. The Schaghticoke Tribal Nation has appealed the BIA decision to federal court, but it is unknown whether the Historic Eastern Pequot Tribe will do the same. The BIA also denied petitions for federal recognition of three other Indian groups in the Connecticut gaming market:  the Golden Hill Paugusett of Trumbull and two bands of Nipmuc Indians of Massachusetts—the Hassanamisco Band of Sutton and the Chaubunagungamaug Band of Dudley/Webster. The two Nipmuc bands have appealed the BIA’s decisions to the IBIA, and those appeals are pending.  Each of the aforementioned groups has expressed interest in obtaining trust lands for the purpose of conducting gaming in Connecticut.

Lincoln Park competes with a greyhound track and 1,070 VLT facility located in Newport, Rhode Island. This facility was recently granted the right to acquire 1,031 additional VLTs.

Legislation is pending in Massachusetts that would authorize the use of VLTs and slot machines at race tracks statewide. If enacted, this legislation would increase competition in the region, which could have a material adverse effect on the operations of Lincoln Park.

Indian Ocean

In the Indian Ocean market, we primarily compete with other resorts on the islands in which we operate as well as other locations offering vacations to tourists from Europe, southern Africa and parts of Asia. SRL owns five major hotels in Mauritius. In the luxury end of the Mauritian hotels market, SRL owns two of the seven luxury hotels and offers a total of 366 of the approximately 677 luxury rooms in Mauritius. Competition in the middle-market has increased following the introduction of 440 new mid-market rooms at the end of 2004. These additional rooms will compete with Sugar Beach Resort, La Pirogue Hotel and Le Coco Beach Hotel.

Maldives

One&Only Kanuhura and One&Only Maldives at Reethi Rah, two five-star resorts, compete with other resorts in the Maldives as well as other locations offering vacations to tourists from Europe, southern Africa and parts of Asia. One&Only Kanuhura and One&Only Maldives at Reethi Rah primarily compete with the five other five-star resorts in the Maldives. In this high-end market, One&Only Kanuhura and One&Only Reethi Rah offer about 13% and 17%, respectively, of the approximately 750 available rooms. Two resorts from this competitive set, representing approximately 170 rooms, have been closed for renovation.

Dubai

In Dubai, we primarily compete with other resorts and hotels on the Jumeirah Beach “golden mile.”  We manage One&Only Royal Mirage, a luxury 466-room hotel with distinctive Arabian architecture. One&Only Royal Mirage focuses on the high-end travel market. Certain of our competitors on Jumeirah Beach include the 620-room Jumeirah Beach Hotel, which focuses on the family and group incentive markets, and the 500-room Royal Meridien, which focuses on the middle-spending leisure holiday market. Other competitors include The Madinat Jumeirah, an 867-room five-star hotel and the recently opened 400-room Grosvenor House, which is the first hotel to open in the Dubai Marina and is managed under the Meridien brand.

The Jumeirah Beach coastline is rapidly being developed. Residential development on The Palm, Jumeirah is underway and the main access bridge to the island is close to completion. The Dubai Marina, located in the vicinity of Jumeirah Beach, is a waterfront development that includes apartments in high-rise towers and luxury villas. As of December 31, 2005, there were approximately 12,000 rooms in the five-star competitive set in Dubai.

When fully developed, The Palm, Jumeirah will support approximately 35 luxury hotels totaling approximately 13,625 rooms, up to 2,000 exclusive residential villas and townhouses, 2,400 shoreline apartments, 860 residential apartments, marinas, health spas, canals, shopping malls and restaurants.

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

Mexico

In Mexico, we entered the luxury end of the market with our ownership interest in and management of One&Only Palmilla, a deluxe five-star resort located near Cabo San Lucas in Baja, Mexico. The upscale four- and five-star resorts in Los Cabos, the tourism corridor between San Jose Del Cabo and Cabo San Lucas, account for approximately 3,000 rooms out of the total inventory of approximately 8,200 rooms. The market is mainly composed of incentive group travelers, golfers, family and high-end vacationers. Three resorts cater to the five-star market: One&Only Palmilla, Las Ventanas al Paraíso and Esperanza. One&Only Palmilla re-opened in

January 2004 following a refurbishment that expanded the room count to 172 rooms and significantly upgraded the amenities and public areas offered by the resort. Currently, Las Ventanas al Paraíso, with 61 rooms, leads the market with an average occupancy of approximately 89% and an average daily room rate of approximately $970.

Outside of Los Cabos, domestic competition comes from the Four Seasons Punta Mita Resort in the Puerto Vallarta area of Mexico, which offers a similar resort and golf experience. Internationally, the Los Cabos resort area competes with Hawaii, California and Arizona.

Sales and Marketing

Our marketing goal is to drive demand direct from the consumer through high profile public relations, publications and special events promotions and advertising. To support our operations in The Bahamas, we maintain an inventory of rooms for distribution through our tour operator, PIV, Inc. (“PIV”), an indirect wholly-owned subsidiary. For the year ended December 31, 2005, PIV generated tour operations revenue of approximately $35.0 million as compared to $26.6 million in 2004. Similarly, our operations in Mauritius, the Maldives and Dubai are supported primarily through our own European marketing offices. In addition, we channel distribution for all of our operations through primary wholesalers in the travel agent community with a favorable commission structure.

We spent approximately $25.5 million in 2005 on sales and marketing for our operations in The Bahamas. Pursuant to the Heads of Agreement described below under “Certain Matters Affecting Our Bahamian Operations—Heads of Agreement,” we receive $4.0 million per year from the Bahamian Government toward the direct costs related to certain marketing events, public relations activities and the production and placement of advertisement in media through December 2007.

Certain Matters Affecting Our Bahamian Operations

Airline Arrangements

The majority of patrons at our resorts on Paradise Island arrive through Nassau International Airport located on New Providence Island. This airport is serviced by several major carriers that offer jet service from most major cities on the east coast of the United States and other international destinations. There are approximately 60 flight arrivals each day at Nassau International Airport, depending on the time of year. Ground transportation is facilitated by two bridges linking Paradise Island and New Providence Island.

Union Contract Arrangements

In The Bahamas, as of December 31, 2005, approximately 4,200 of our employees were represented by The Bahamas Hotel, Catering and Allied Workers Union. Kerzner International Bahamas Limited participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area. The association and the union are parties to a contract that expires on January 7, 2008. Labor relations in The Bahamas have been unstable at times with occasional work slowdowns occurring, not only at Atlantis, Paradise Island, but also at publicly run entities such as the Bahamian Electric Corporation and Bahamas Telephone Company. As the country’s largest private employer, we are sometimes the target of labor disputes. See “Item 3. Key Information, (D) Risk Factors—Work stoppages and other labor disputes could harm our financial condition and results of operations.”

Casino License

Paradise Enterprises Limited (“PEL”), a subsidiary that is part of our Bahamian operations, is currently licensed to operate the Atlantis Casino under the Bahamian Gaming Act (the “Gaming Act”). In accordance with Bahamian casino licensing requirements, PEL is obligated to have its casino license renewed annually by the Gaming Board. In addition, other than an existing contingent obligation to grant a casino license, the Bahamian Government has agreed that it will grant no new casino licenses with respect to gaming operations on Paradise Island or New Providence Island until the earlier of December 31, 2027, or 20 years after the substantial completion of the Phase III expansion. See “Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island.”

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

Taxes and Fees

The following table summarizes for the periods shown the taxes and fees paid or accrued by our Bahamian operations under the Gaming Act and certain agreements with the Bahamian Government, as described below under “Heads of Agreement” (in thousands of U.S. dollars):

	Year Ended December 31,
	2005	2004	2003
Casino license fees and win taxes	$10,398	$9,644	$11,295
Basic license fees	200	200	200
Total	$10,598	$9,844	$11,495

Heads of Agreement

We have an agreement with the Bahamian Government, which is titled Heads of Agreement. This agreement provides us with certain tax incentives in exchange for the Company investing in the expansion of Atlantis, Paradise Island. The most significant of these incentives are the casino fee and tax incentives.

We restated our agreement with the Bahamian Government on May 26, 2003 in anticipation of the Phase III expansion on Paradise Island. Such agreement was supplemented in both May and December 2004. The restated Heads of Agreement, as supplemented, maintains the current basic casino tax and fee structure that calls for an annual license fee of $100,000 per thousand square feet of casino space, a minimum annual casino tax of $4.3 million on all gaming win up to $20.0 million, a 12.5% win tax on gaming win between $20.0 million and $120.0 million and a 10% win tax on gaming win in excess of $120.0 million. Against this, the Company is entitled to a credit of $5.0 million in relation to the annual license fee and a 45% credit against all win tax on gaming win between $20.0 million and $120.0 million. With the commencement of construction of Phase III described in “Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island,” the basic tax and fee structure was amended so that all gaming win in excess of $20.0 million is subject to a win tax of 10% and is effective for a period of 20 years after the earlier of the date of the substantial completion of the Phase III expansion and December 31, 2007 (such date, the “Relevant Date”). In addition, the $5.0 million credit against the annual license fee shall remain, and the credit against win tax shall become 50% against all win tax on gaming win over $20.0 million. These credits shall apply from the commencement of construction of Phase III and shall expire at the end of 2024.

In order to secure the tax incentives described in the preceding paragraph, we agreed to commence construction on certain aspects of Phase III by December 31, 2003 and, pursuant to the December 2004 supplement, we agreed to commence construction on certain other aspects of Phase III by December 31, 2005. We notified the Bahamian Government on August 11, 2003 that we had commenced construction on aspects of Phase III and were therefore entitled to the accrual of the tax incentives described above. If we do not proceed with the condominium-hotel and the Athol Golf Course, casino tax concessions and the joint marketing contribution from the Government will be reduced beginning in 2009 in accordance with a schedule contained in the Heads of Agreement.

The Company has agreed to create a minimum of 3,000 new permanent jobs for Bahamians assuming completion of all elements of the Phase III expansion. The Bahamian Government has also agreed to extend the expiration of the Company’s casino license to the date that is 20 years after the Relevant Date. In addition, other than an existing contingent obligation to grant a casino license, the Bahamian Government has agreed that it will grant no new casino licenses with respect to gaming operations on Paradise Island or New Providence Island until 20 years after the Relevant Date. Finally, the Company has also provided certain undertakings that include skills training and community development programs.

The Heads of Agreement also provides for an extension of the Company’s joint marketing agreement with the Bahamian Government pursuant to which the Bahamian Government will match the Company’s contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media to promote the destination and the Company’s Paradise Island properties, including the Phase III expansion. This joint marketing agreement will expire on December 31, 2010. The Heads of Agreement contemplates completion of the all-suite hotel by the end of 2006. We currently expect to complete this hotel in April 2007.

This summary is qualified in its entirety by reference to the particular provisions of the Heads of Agreement, which can be found as follows:  (i) Exhibit 99(2) to our Form 6-K filed on May 28, 2003, (ii) Exhibit 99(1) to our Form 6-K filed on May 5, 2004 and (iii) Exhibit 99(2) to our Form 6-K filed on December 9, 2004.

The Commonwealth of The Bahamas

The Commonwealth of The Bahamas had a population of approximately 300,000 in 2005. The Bahamas includes approximately 700 islands, 29 of which are inhabited, and extends from east of the Florida coast to just north of Cuba and Hispañola. Over 60% of the population lives on New Providence Island, where Nassau, the capital of The Bahamas, is located. The Bahamas first obtained internal self-government in 1964 and became an independent nation within the British Commonwealth in 1973. The first elections under universal adult suffrage were held in November 1962. The former government was first elected in 1992 and re-elected in March 1997, having succeeded a government that was in power for over 20 years. On May 2, 2002, general elections were held and a new government elected, including a new Prime Minister and Deputy Prime Minister. The official language is English.

The currency of The Bahamas has been tied to the U.S. dollar since 1970 with an official exchange rate of U.S. $1.00 equal to 1.00 Bahamian dollar.

The Ministry of Tourism has historically spent over $60.0 million annually to promote The Bahamas.

Certain Matters Affecting Connecticut Operations

Regulation

The Mohegan Tribe is a federally-recognized Native American tribe whose federal recognition became effective May 15, 1994. In May 1994, the Mohegan Tribe and the State of Connecticut entered into a gaming compact to authorize and regulate Class III gaming operations (slot machines and table games). Under this tribal-state compact, Mohegan Sun is subject to a 25% gaming fee on slot revenues payable to the State of Connecticut so long as the State does not issue any further licenses for gaming operations with slot machines or other commercial casino games (other than to a Native American tribe on Native American land).

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

New Jersey Gaming Regulation

As a result of the Colony Note, KINA was qualified by the New Jersey Casino Control Commission as a financial source of Colony due to its financing of the transaction with Colony, and KINA is required to maintain its casino service industry license. See “Item 4. Information on the Company, (B) Business Overview—Colony Note.”

U.K. Gaming Regulation

In April 2005, the United Kingdom passed gaming reform legislation that was less favorable than we had previously anticipated related to our previously announced Scottish Exhibition + Conference Center, Sportcity and The O2 projects. Specifically, this legislation reduced the number of regional casinos from eight to one in order to secure opposition party support for the legislation. The new law does however contain a provision for the government to increase the number of regional casinos; however, this increase would require the approval of both houses of Parliament.

Environmental Matters

As the owner, operator and developer of real property we have to address, and may be liable for, hazardous materials or contamination on these sites. We have in the past, and may in the future, become liable for contamination on our properties that was caused by former owners or operators. For sites that we acquire for development, we conduct environmental assessments to identify adverse impacts from former activities, including the improper storage or disposal of hazardous substances and the existence of asbestos containing materials. We may not always identify environmental problems through this process and may become liable for historical contamination not previously discovered.

In order to receive governmental approvals prior to site development, we must conduct extensive assessments of the environmental impact of our proposed operations. Our ongoing operations are subject to stringent regulations relating to protection of the environment and waste handling, particularly with respect to the management of wastewater from our facilities.

We participated in the development of and, through an affiliate, previously managed the Mohegan Sun facility in Connecticut. Although we currently receive a portion of the Mohegan Sun’s gross revenues, we do not own, manage or control the facility. The Mohegan Sun site was formerly occupied by United Nuclear Corporation (“UNC”), a naval products manufacturer of, among other things, nuclear reactor fuel components. UNC’s facility was officially decommissioned in June 1994, when the Nuclear Regulatory Commission confirmed that nuclear material had been removed from the site and that any residual special nuclear material contamination was remediated in accordance with the Nuclear Regulatory Commission-approved decommissioning plan. In addition, with the oversight of the Connecticut Department of Environmental Protection, the site was subject to extensive testing and cleanup of volatile organic chemicals, heavy metals and fuel hydrocarbons in the soil and groundwater. Although the Mohegan Sun site currently meets applicable remediation requirements, there may be residual contamination that requires cleanup in the future if excavation and construction exposes contaminated soil which has otherwise been deemed isolated and not subject to cleanup requirements. At this point, however, following the completion of the expansion in 2002, the site is almost completely developed. If extensive further cleanup is required, the costs could adversely impact the financial condition and results of operations of Mohegan Sun and therefore our financial condition and results of operations.

In the early 1990’s, the Environmental Protection Agency named a predecessor to KINA as a potentially responsible party, or a PRP, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, for the cleanup of contamination resulting from past disposals of hazardous waste at the Bay Drum site in Florida, to which the predecessor, among hundreds of others, allegedly sent waste in the past. CERCLA requires PRPs to pay for cleanup of sites at which there has been a release of hazardous substances. We have only limited information regarding this site and the wastes allegedly sent to it and have not received any communication from other PRPs or the EPA about this site for over ten years.

(C)  Organizational Structure

Set forth below is a table listing our significant subsidiaries:

Name of Company	Country of Incorporation	Ownership Interests
Kerzner International Bahamas Limited(1)	The Bahamas	100%
Kerzner International North America, Inc.(2)	United States	100%
One&Only (Indian Ocean) Management Limited(3)	British Virgin Islands	75%
Kerzner International Management Limited(4)	British Virgin Islands	100%

(1)   Owner of substantially all of the Bahamian subsidiaries. Directly or indirectly wholly owns ten subsidiaries, all of which are organized in the Commonwealth of The Bahamas.

(2)   Owner of all of the U.S. subsidiaries. Directly or indirectly wholly owns 19 subsidiaries, 16 of which are organized in the United States and three of which are organized in Mexico and relate to the management and development of One&Only Palmilla.

(3)   Operator of the five Mauritius management agreements and One&Only Kanuhura and One&Only Maldives at Reethi Rah management agreements.

(4)   Owner of the management agreement for One&Only Royal Mirage. Also receives marketing and administrative fees from One&Only Management related to the Mauritius and One&Only Kanuhura management agreements.

See Exhibit 8, filed herewith, for a list of our significant subsidiaries.

(D)  Property, Plant and Equipment

Our headquarters and registered office are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas.

We own or lease properties in The Bahamas, the United States and the United Kingdom. Set forth below is a table listing our principal properties as of December 31, 2005:

Name and Location	Owned or Leased	Principal Use	Size	Capacity

Atlantis Paradise Island, The Bahamas(1)	Owned	Hotel/Casino	108 acres	2,317 Rooms

One&Only Ocean Club Paradise Island, The Bahamas(1)	Owned	Hotel	33 acres	106 Rooms

Ocean Club Golf Course and Clubhouse Paradise Island, The Bahamas	Owned	Golf Course	172 acres	N/A

Roads and Utility Sites Paradise Island, The Bahamas(1)	Owned	Infrastructure	73 acres	N/A

Phase III Expansion Paradise Island, The Bahamas	Owned	Current Development	73 acres	N/A

Undeveloped Land Paradise Island, The Bahamas(1)	Owned	Future Development	107 acres	N/A

Land Holding Northampton, UK	Owned	Current Development	0.32 acres	N/A

Kerzner International North America, Inc. Plantation, Florida	Leased	Administrative and Marketing Office	72,742 square feet	460 Employees

(1)   Please see “Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island,” which describes in detail our plans to construct, expand upon and improve these properties.

In addition to the properties listed above, we lease several small administrative offices in various locations throughout the United States that we use for marketing purposes. We lease two small administrative offices in Buckinghamshire, United Kingdom, as well as two offices in Paris, France, one of which Solea Vacances SA, our wholly-owned European tour operator subsidiary, uses as a travel agency, while the other is a marketing office. We also lease an office outside of Frankfurt, Germany, which we use as a marketing office. We also lease two offices in South Africa, one of which is leased by WLH.

The majority of the property we own serves as collateral for our Amended Credit Facility.

Item 4A.                 Unresolved Staff Comments

None.

Item 5.                    Operating and Financial Review and Prospects

(A) Overview

We develop and operate premier resort casinos and other properties throughout the world and manage our business in three segments: Destination Resorts, Gaming and One&Only Resorts. Our Destination Resorts segment is currently our largest and most important segment from both a gross revenue and net income perspective. We expect that our future growth will further define and reinforce these segments.

Our Destination Resorts segment is comprised of our larger destination resorts, including our flagship property, Atlantis, Paradise Island, which includes Harborside at Atlantis and four active projects in the development stage: Atlantis, The Palm, the Phase III expansion on Paradise Island, The Residences at Atlantis and Ocean Club Residences & Marina. During 2005, Atlantis, Paradise Island generated approximately 77% of our net revenue. Revenue from Atlantis, Paradise Island primarily consists of room, food and beverage, gaming, other resort and tour operations.

We expect that the Phase III expansion will allow us to capitalize on the demand for the property and leverage our investment in The Bahamas. In July 2005, we opened the Marina Village at Atlantis, a restaurant and entertainment complex surrounding the Marina at Atlantis. In August 2005, we entered into an agreement with Turnberry Associates, one of the premier real estate development and property management companies in the United States, for the purpose of developing The Residences at Atlantis, a 495-unit condominium-hotel. Construction is now underway on our 22-story, 600-room, luxury all-suite hotel, with an expected opening in April 2007. In August 2005, we completed the second phase of timeshare development at Harborside at Atlantis. During the first quarter of 2005, we commenced pre-sales of our ultra-luxury condominium units at Ocean Club Residences & Marina, which is a 50-50 joint venture with a local partner, and commenced development in the second half of 2005, with completion scheduled in stages between January and May 2007.

In November 2005, construction commenced in Dubai on Atlantis, The Palm, an approximately 1,500-room destination resort, with completion scheduled for late 2008. During the construction period, we expect to receive a $20.0 million development fee and reimbursement of certain expenses, and upon commencement of operations, we expect to receive management fees and equity earnings from this property.

Our Gaming segment is comprised primarily of our interests in casino properties. We receive fees pursuant to our relinquishment agreement with the Mohegan Tribe through our investment in TCA. The Gaming segment also includes equity in earnings and losses from our 37.5% ownership interest in BLB and our 50% investment in TCNY. BLB acquired the U.S. operations of Wembley in July 2005 for approximately $464.0 million. The U.S. operations of BLB consist of the Lincoln Park racino in Rhode Island and three greyhound tracks and one horse racing track in Colorado. Our Gaming segment also includes our Northampton project costs associated with gaming opportunities in the United Kingdom. In April 2005, the United Kingdom passed gaming reform legislation that was less favorable than we had previously anticipated, resulting in a write off of $11.2 million of all previously capitalized and deferred costs incurred for the planning and development of our potential gaming projects in the United Kingdom (excluding Northampton).

Our One&Only Resorts segment is comprised of our ownership and/or management interests in a portfolio of smaller (when compared to our destination resorts) luxury resorts. Each One&Only resort has a different design consistent with its natural environment and values genuine hospitality, offering guests a distinctive experience. We currently operate ten resort properties in Mauritius, the Maldives, Dubai, Mexico and The Bahamas, seven of which are operated under the One&Only brand. In 2006, we entered into agreements to develop, manage and own an equity interest in One&Only Cape Town on the Victoria & Alfred Waterfront in Cape Town, South Africa. In order to acquire management agreements, we often participate in the equity of managed properties, usually in a supplementary role, or we may provide project financing or guarantees in order to complete the development of a new property. We expect to pursue opportunities selectively, particularly assets that allow us to leverage our brand, management team and development expertise.

We believe that the results of operations in the Destination Resorts and One&Only Resorts segments are best explained by three key industry specific performance measures: occupancy, average daily rate (“ADR”) and revenue per available room (“RevPAR”). Occupancy is the total percentage of rooms occupied and is computed by dividing the number of room nights occupied by the total number of room nights available. ADR is the average amount of room revenue per occupied room night. RevPAR represents room revenue divided by the total number of room nights available. One of our key objectives is to enhance RevPAR at all of our properties by offering a combination of unique property designs, theme and location. Gaming is another major component of our Destination Resorts operating results at Atlantis, Paradise Island. The volume of casino activity is measured by “drop,” which refers to amounts wagered by our customers. The amount of drop that we keep and recognize as casino revenue is referred to as our “win” or “hold.”  These measures are influenced by a variety of factors, including national, regional and local economic conditions, changes in travel patterns and the degree of competition with other destination resorts, luxury hotels and product offerings within the resort and casino industries. The demand for accommodations may also be affected by seasonal factors. For example, at Atlantis, Paradise Island and One&Only Ocean Club, there are lower occupancy levels in September, following Labor Day, through mid-December, resulting in lower revenue, net income and cash flows from operations during these periods. Similarly, properties in the Los Cabos market typically experience reduced occupancy levels in July and August.

Our operations are exposed to various risks, the most significant of which are increased competition, development and construction risks, ability to obtain financing, severe weather conditions and future security alerts or terrorist attacks.

•      The resort and casino industries are highly competitive, and the expansion, upgrade or construction of competing resort or casino properties in or near any market from which we attract or expect to attract a significant number of customers could have a significant adverse effect on our business.

•      As we are involved in new projects and expansion efforts throughout the world, there are inherent risks associated with development and construction, such as unanticipated design, construction, regulatory and operating problems. In addition, if we are unable to finance our expansion and development projects, as well as other capital expenditures, through cash flows and borrowings, our expansion and development efforts could be jeopardized. As discussed in “Liquidity and Capital Resources,” we expect to have the resources necessary to finance our current expansion and development plans. However, if in the future we are unable to secure additional financing, we could be forced to limit or cancel expansion or development plans, which may adversely affect our business, financial condition, results of operations and cash flows.

•      Our business is affected by general economic and market conditions, particularly in the United States and Europe. A recession or economic slowdown could cause a reduction in bookings or the willingness or ability of tourists to book vacations at Atlantis, Paradise Island and our other properties, which could materially adversely affect our operating results.

•      The Bahamas, Mexico, the Maldives, Mauritius, Morocco and Dubai are subject to tropical weather and storms, which, if severe, could adversely affect tourism and our operations. During the past seven years, Paradise Island has been affected by several major hurricanes that have caused property damage, business interruption and lost revenues. In December 2004, the Maldives were affected by the tsunami caused by an earthquake off the coast of Indonesia in southern Asia, which resulted in flooding at One&Only Kanuhura and One&Only Maldives at Reethi Rah. We cannot predict if future severe weather conditions will cause significant damage and suspension of services provided to our patrons, further increases to our insurance premiums and per occurrence deductibles or cancellations of our insurance coverage.

•      Acts of terrorism and war could adversely affect the travel market and reduce our operating revenue. The terrorist attacks on September 11th adversely affected operations in 2001. In addition, there is heightened concern about terrorist activity in Dubai and Morocco. Future acts of terror, anti-terrorist efforts, war or other armed conflicts involving the United States or other countries may again reduce our guests’ willingness to travel.

The Company evaluates the performance of its segments based primarily on their contribution to net income (“Contribution to Net Income”), which is their respective revenue generated after direct operating costs and depreciation and amortization attributable to each segment. Corporate expenses, interest income and expense, income taxes and other income and expenses are not currently allocated to the segments but are separately evaluated.

The following tables include analyses of net revenue and Contribution to Net Income by segment. The following tables are in thousands of U.S. dollars (except for share data), unless otherwise noted:

Net Revenue

	For The Year Ended December 31,
	2005	2004	2003

Destination Resorts:
Atlantis, Paradise Island (1)
Gaming	$146,010	$130,879	$138,587
Rooms	185,268	174,093	167,989
Food and beverage	141,890	127,633	118,414
Other resort	68,669	65,040	61,865
	541,837	497,645	486,855
Less: promotional allowances	(24,239)	(23,034)	(23,579)
	517,598	474,611	463,276
Tour operations	35,025	26,564	28,875
Harborside at Atlantis fees	3,655	2,826	1,847
	556,278	504,001	493,998
Atlantis, The Palm development fees	496	380	—
	556,774	504,381	493,998
Gaming:
Connecticut fees (2)	926	935	1,755

One&Only Resorts:
One&Only Ocean Club	43,237	37,731	34,186
One&Only Palmilla (3)	63,565	37,875	1,481
One&Only Maldives at Reethi Rah (4)	18,185	1,270	394
Other resorts (5)	14,278	14,483	9,700
Tour operations	19,499	20,551	11,915
	158,764	111,910	57,676

Other (6)	5,060	3,859	5,084
Net revenue	$721,524	$621,085	$558,513

(1)   Consists of revenue from Atlantis, Paradise Island, the Ocean Club Golf Course, the Company’s wholly-owned tour operator, PIV Inc., and marketing and development fee income from Harborside at Atlantis.

(2)   Consists of development and other fees related to Mohegan Sun. Relinquishment fees – equity in earnings of TCA related to our Gaming segment are included as a separate component outside of income from operations in the accompanying consolidated statements of operations.

(3)   Consists of revenue from Palmilla in connection with the consolidation of Palmilla JV, LLC for the years ended December 31, 2005 and 2004 as a result of FIN 46R. Revenue for the year ended December 31, 2003 represents management and development fees related to Palmilla.

(4)   Consists of revenue from One&Only Maldives at Reethi Rah in connection with the consolidation of Reethi Rah for the year ended December 31, 2005. Revenue for the years ended December 31, 2004 and 2003 represents development fees.

(5)  Includes management, marketing and development fees from One&Only Resorts properties located in Mauritius, Dubai and the Maldives, excluding One&Only Maldives at Reethi Rah.

(6)   Includes revenue not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

Contribution to Net Income

	For The Year Ended December 31,
	2005	2004	2003

Destination Resorts:
Atlantis, Paradise Island	$95,532	$86,951	$83,523
Tour operations	7,064	5,885	5,089
Harborside at Atlantis (1)	19,761	9,477	5,176
Ocean Club Residences & Marina (2)	1,817	—	—
Residences at Atlantis (3)	(1,693)	—	—
	122,481	102,313	93,788
Atlantis, The Palm (4)	(224)	346	—
	122,257	102,659	93,788

Gaming:
Connecticut (5)	38,808	36,843	35,715
United Kingdom	(15,339)	(2,182)	(329)
BLB (6)	2,099	(2,970)	—
Other (7)	(983)	(1,387)	(1,086)
	24,585	30,304	34,300
One&Only Resorts:
One&Only Ocean Club	6,392	3,644	4,720
One&Only Palmilla (8)	9,032	(1,831)	(3,013)
One&Only Maldives at Reethi Rah (9)	(3,225)	1,270	394
Other resorts (10)	15,975	17,703	10,346
Tour operations	1,196	1,155	160
Direct expenses (11)	(14,009)	(17,074)	(12,347)
	15,361	4,867	260
Impairment of notes receivable	(27,812)	—	—
	(12,451)	4,867	260

Corporate and other expenses	(43,825)	(34,489)	(32,842)
Gain on sale (impairment) of Atlantic City land	1,433	(7,303)	—
Interest income	9,130	4,722	3,394
Interest expense, net of capitalization	(44,087)	(36,814)	(29,264)
Gain on settlement of territorial and other disputes	—	—	1,479
Loss on early extinguishment of debt	(27,912)	(1,655)	—
Other, net	13	1,358	(686)
Benefit (provision) for income taxes	16,104	(424)	(162)
Minority and noncontrolling interest (12)	6,970	4,907	—
Income from discontinued operations, net of income tax	—	—	1,305
Net income	$52,217	$68,132	$71,572

(1)   Consists of equity in earnings, marketing, development and other fees related to Harborside at Atlantis.

(2)   Consists of equity earnings from Ocean Club Residences & Marina.

(3)   Consists of losses before interest and taxes, net of minority interest related to The Residences at Atlantis.

(4)   Consists of equity in losses and development fees related to Atlantis, The Palm.

(5)   Consists of relinquishment fees – equity in earnings of TCA and development and other fees related to Mohegan Sun.

(6)   Consists of equity in earnings (losses) related to BLB.

(7)   Consists of equity losses related to TCNY and other expenses related to the Gaming segment.

(8)   Consists of earnings before interest and taxes, net of minority interest related to Palmilla for the years ended December 31, 2005 and 2004. Results for the year ended December 31, 2003 includes management, development and other fees and the Company’s share of net loss from One&Only Palmilla prior to the Company’s adoption of FIN 46R.

(9)   Consists of losses before interest and taxes, net of minority interest related to One&Only Maldives at Reethi Rah for the period from May 1, 2005 to December 31, 2005. Results for the years ended December 31, 2004 and 2003 represent development fees related to One&Only Maldives at Reethi Rah prior to consolidation in accordance with FIN 46R.

(10) Consists of equity in earnings (losses) of SRL and One&Only Kanuhura and management, marketing, development and other fees, net of minority interests.

(11) Consists of direct expenses associated with the One&Only Resorts segment.

(12) Consists of minority and noncontrolling interest related to Reethi Rah interest expense and our portion of Palmilla’s loss on early extinguishment of debt, interest expense and taxes, none of which is allocated to the One&Only Resorts segment.

During the years ended 2005, 2004 and 2003, after direct operating expenses and depreciation and amortization attributable to each segment, each of our businesses contributed the following to income (dollars in millions). For the year ended December 31, 2005, impairment of notes receivable of $27.8 million related to our One&Only Resorts segment is excluded from the table below. For a reconciliation of the segment contribution to U.S. GAAP net income, see the table above.

	2005		2004		2003
	$	%	$	%	$	%
Destination Resorts	$122.3	75%	$102.7	75%	$93.8	73%
Gaming	$24.6	15%	$30.3	22%	$34.3	27%
One&Only Resorts	$15.4	10%	$4.9	3%	$0.3	—

For the purposes of the table above, income, as defined, does not include corporate expenses, interest income and expense, income taxes and other income and expenses. The amounts presented below with respect to each of our segments also do not include any of these items. Amounts included in parentheses below refer to the effect on our diluted earnings per share.

(B)  Operating Results

Consolidated Results

2005 vs. 2004. Our focus during 2005 was to move forward with our major development projects on Paradise Island and in Dubai while improving the financial performance of Atlantis, Paradise Island and our One&Only Resorts segment. Net income and diluted earnings per share during 2005 were $52.2 million and $1.39, respectively, as compared to $68.1 million and $2.01, respectively, in 2004. In 2005, we recognized a $27.8 million ($0.74) impairment of notes receivable, loss on early extinguishment of debt of $27.9 million ($0.74), a $15.7 million ($0.42) income tax benefit related to debt refinancing and a $11.2 million ($0.30) write off of U.K. gaming costs. In 2004, we recognized a $7.3 million ($0.22) impairment of Atlantic City land.

For the fourth straight year, Atlantis, Paradise Island achieved record gross revenue. In 2005, gross revenue totaled $580.5 million and achieved a Contribution to Net Income of $122.5 million versus $102.3 million in 2004. Equity earnings and management and other fees from our investment in Harborside at Atlantis contributed $10.3 million ($0.27) more to net income than last year as a result of strong sales trends of the second phase of Harborside at Atlantis. Equity earnings and fees from Mohegan Sun of $38.8 million represented the fifth consecutive year of growth. (See “Other Factors Affecting Earnings and Earnings Per Share” for a comparison and explanation of certain items affecting results for the years ended December 31, 2005 and 2004.)

2004 vs. 2003. Income and diluted earnings per share from continuing operations in 2004 were $68.1 million and $2.01, respectively, which included a $7.3 million ($0.22) impairment of Atlantic City land, as compared to $70.3 million and $2.39, respectively, in 2003. (See “Other Factors Affecting Earnings and Earnings Per Share” for a comparison and explanation of certain items affecting 2004 and 2003 results.) Despite a severe hurricane season in 2004, Atlantis, Paradise Island achieved gross revenue of $527.0 million, representing its third consecutive year of growth, and a contribution to income of $102.3 million versus $93.8 million in 2003. Equity earnings and fees earned from Mohegan Sun of $36.8 million represented the fourth consecutive year of growth and a 3.2% increase over 2003, as Mohegan Sun continued to increase its share of the growing Connecticut slots market.

Destination Resorts

Atlantis, Paradise Island

2005 vs. 2004.

Overview. Strong leisure demand combined with improved hotel and casino margins for Atlantis, Paradise Island increased its Contribution to Net Income by 20% from its prior 2004 record of $102.3 million to $122.5 million in 2005. Contributing to the $20.2 million increase were increases in the gross operating profits of rooms, gaming and food and beverage of $11.6 million, $10.5 million and $5.4 million, respectively, over 2004 results. Additionally, equity earnings and management and other fees from Harborside at Atlantis more than doubled (increasing by $10.3 million over 2004) due to strong sales in the second phase. These increases were offset by $7.7 million of pre-opening expenses related to the Marina Village at Atlantis and the Phase III expansion, an $8.8 million increase in utility costs and a $4.8 million increase in depreciation and amortization.

Atlantis, Paradise Island offers a variety of amenities resulting in a diverse stream of revenue that limits our dependence on any particular operation and helps maximize revenue per occupied room night. The amenities that Atlantis, Paradise Island offers, including the largest casino in the Caribbean, the world’s largest open-air marine habitat and many restaurants, also attract day-visitors from other hotels and cruise ships visiting New Providence Island. Gross revenue for Atlantis, Paradise Island of $580.5 million during 2005 exceeded gross revenue in 2004 by $53.5 million, or 10.1%. Of the total gross revenue, 32% was derived from rooms, 25% from gaming, 24% from food and beverage and 19% from other sources.

The following table presents details of certain revenue, direct expenses (which excludes depreciation and amortization, selling, general and administrative expenses, corporate expenses and certain other expenses) and gross operating profits of Atlantis, Paradise Island:

	For The Year Ended December 31,
	2005	2004	Change	%
	(In millions)

Gaming, net of promotional allowances:
Revenue	$121.8	$107.8	$14.0	13%
Expenses	63.0	59.5	3.5	6%
Gross operating profit	$58.8	$48.3	$10.5	22%

Rooms:
Revenue	$185.3	$174.1	$11.2	6%
Expenses	27.5	27.9	(0.4)	-1%
Gross operating profit	$157.8	$146.2	$11.6	8%

Food and Beverage:
Revenue	$141.9	$127.6	$14.3	11%
Expenses	92.5	83.6	8.9	11%
Gross operating profit	$49.4	$44.0	$5.4	12%

Other Resort:
Revenue	$68.7	$65.0	$3.7	6%
Expenses	93.8	80.2	13.6	17%
Gross operating profit	$(25.1)	$(15.2)	$(9.9)	65%

Tour Operations:
Revenue	$35.0	$26.6	$8.4	32%
Expenses	27.8	20.6	7.2	35%
Gross operating profit	$7.2	$6.0	$1.2	20%

Gaming. The $10.5 million increase in gross profit (which is calculated net of promotional allowances) from the Atlantis Casino resulted primarily from increases in slot and table win of 19.3% and 7.5%, respectively. The reopening of Hotel RIU Paradise Island, which is located next to Atlantis, Paradise Island, and does not have a casino, contributed to the improved results in 2005. Slot coin in was $798.5 million and $662.0 million during 2005 and 2004, respectively. Slot win during 2005 was $64.6 million, as compared to $54.1 million during 2004. The 19.3% increase in slot win was the result of changes to the casino floor that included the entire floor being converted to ticket-in-ticket-out machines combined with the purchase of new, lower-denomination video slot machines, which provide an improved entertainment value to the slot patron and encourage longer play, along with the addition of multi-denomination machines that allow patrons to trade up at the machine. In addition, E-bonus (a software program allowing for predefined bonuses or promotional incentives), installed towards the end of the second quarter, was marketed during the third quarter and created additional visits from our customers. Although table drop decreased from $519.0 million in 2004 to $509.0 million in 2005, the table hold percentage increased from 14.5% in 2004 to 15.9% in 2005. This resulted in a 7.5% increase in table win from $75.2 million in 2004 to $80.9 million in 2005.

Rooms. Room revenue and gross profit increases were primarily due to a 6.8% increase in RevPAR from $207 to $221. This increase was mainly driven by the leisure segment, which was negatively impacted in 2004 by the four major hurricanes that impacted either South Florida or Paradise Island. Gross operating profit was also positively impacted by decreased group commission expense of $0.9 million primarily resulting from a decrease in group revenue due to stronger demand from the leisure segment during 2005 as compared to 2004. Travel demand from individual travelers resulted in a $9.8 million, or 8.6%, increase in room revenue in 2005 over 2004. The improved room pricing environment yielded overall ADR at Atlantis, Paradise Island of $272 and $257 in 2005 and 2004, respectively, while occupancy remained constant at 81% in 2005 and 2004.

Food and Beverage. The 11% increase in food and beverage revenue was driven by $12.2 million of revenue from restaurants at the Marina Village at Atlantis, which was completed in July 2005, combined with lower than anticipated displacement of revenue from existing food and beverage outlets. Also driving this increase was the opening of the second phase of Harborside at Atlantis, which added 116 units, and the fact that the Marina Village at Atlantis attracts a significant amount of non-Atlantis, Paradise Island guest business. Banquet revenue increased $1.3 million (5.8%) as compared to 2004 in spite of a decrease of 2.2% in group room nights. This is mainly due to the implementation of a new menu with increased pricing, along with increases in both local catering events and wedding business. Food and beverage spend per occupied room night increased from $189 in 2004 to $208 in 2005. In addition, the Marina Village at Atlantis contributed a $3.9 million increase in food and beverage gross operating profit.

Other Resort. Other resort revenue primarily represents incidental revenue generated from hotel and golf operations, including retail shops, guest activities, telephone, the Marina at Atlantis, Hurricane Hole, rental income from retail establishments located at the properties, utilities and cancellations. The $3.7 million increase in other resort revenue at Atlantis, Paradise Island is primarily due to a $1.7 million increase in rental income from the new retail establishments located in the Marina Village at Atlantis and $2.0 million related to marina and fuel dock revenue from Hurricane Hole Marina, which was acquired in July 2005 (see “Liquidity and Capital Resources – Investing Activities” for further discussion on the Hurricane Hole Acquisition).

Other resort expenses represent direct costs associated with other resort revenue and non-departmental expenses, such as utilities and property operations and maintenance. The $13.6 million increase in other expenses is due primarily to an $8.8 million increase in utility costs with $5.9 million resulting from increased fuel surcharges applied to electricity rates and $3.3 million related to the settlement of vendor dispute related to prior year billings, along with $1.8 million associated with Hurricane Hole and with various other miscellaneous increases.

Tour Operations. Revenue and gross operating profit increased by $8.4 million and $1.2 million, respectively, primarily due to an increase in the number of packages sold. In addition, 2004 package revenue was negatively impacted by the four major storms that impacted either Paradise Island or South Florida. Also contributing to the increases were the launch of the web-based reservation system and better conversion rates resulting from the implementation and training related to our new reservation system.

Selling, General and Administrative. Selling, general and administrative expenses were $85.0 million and $84.3 million during 2005 and 2004, respectively, representing a 1% increase.

Depreciation and Amortization. Depreciation and amortization for Atlantis, Paradise Island was $53.0 million and $48.2 million during 2005 and 2004, respectively. The $4.8 million increase in depreciation and amortization primarily relates to the Marina Village at Atlantis and the new reservation system placed in service during 2005.

Harborside at Atlantis. Through our 50%-owned timeshare joint venture on Paradise Island, we recognized $16.1 million in equity earnings and $3.7 million in marketing and development fees during 2005, as compared to $6.7 million and $2.8 million, respectively, during the same period in 2004. The increased equity earnings recognized during 2005 are primarily the result of strong sales trends and the completion of construction of the first two phases of Harborside at Atlantis. As of December 31, 2005, Harborside at Atlantis had sold 97% of its original units and 37% of the units developed in its second phase. Included within equity earnings for 2004 is $4.0 million of our share of an insurance recovery realized by Harborside at Atlantis related to the final settlement of the remediation claim resulting from damages incurred during Hurricane Michelle, which recovery was recorded net of remediation costs incurred.

Ocean Club Residences & Marina. In September 2005, the Company entered into a 50-50 joint venture with a Bahamian partner to form Paradise Island Condominiums Joint Venture Limited for the purpose of developing Ocean Club Residences & Marina. Construction commenced during 2005 and the project was approximately 20% complete as of December 31, 2005. The cost of this development, which is being financed primarily from pre-sales of units, is expected to be $130.0 million. Demand for the units has been strong. As of February 28, 2006, deposits on 59 of the 88 units had been received by the joint venture. The units went on the market in May 2005. The project is expected to be completed in stages between January and May 2007. During 2005, we recognized $1.8 million in equity earnings related to Ocean Club Residences & Marina.

The Residences at Atlantis. In August 2005, we entered into a joint venture with Turnberry to develop The Residences at Atlantis, a condominium-hotel located adjacent to Atlantis, Paradise Island. Construction is expected to commence if the joint venture receives a sufficient level of reservations and financing for the development has been secured by the joint venture. If we elect not to proceed with the development of the condominium-hotel, we would not expect to proceed with the development of the Athol Golf Course. Effective August 30, 2005, we have consolidated the Residences at Atlantis in our financial statements pursuant to FIN 46R. See “Other Matters, Consolidation of Variable Interest Entities” for further explanation. During the period from August 30, 2005 to December 31, 2005, we recognized a net loss, net of minority interest of $1.7 million, which is attributable to our share of sales and marketing expenses.

2004 vs. 2003.

Overview. During 2004, strong business trends and continued margin improvement led Atlantis, Paradise Island to achieve its then strongest results. The property contributed $102.3 million to income, as compared to $93.8 million in 2003. This increase was primarily the result of the strong performance of the Atlantis, Paradise Island hotel despite the lost business and $4.6 million of costs related to Hurricane Frances, which passed just to the north of Paradise Island. Marginal increases in occupancy and ADR generated $6.1 million of additional room revenue, of which $4.7 million went to gross profit. Strong food and beverage results were realized by price increases and improved margins (1.4% over 2003), which led to a $4.8 million improvement in gross profit over 2003. In the Atlantis Casino, lower hold percentage at the tables compared to an unusually high hold percentage in 2003, led to a decrease over 2003’s strong results.

Gross revenue for Atlantis, Paradise Island of $527.0 million in 2004 exceeded 2003 gross revenue by $9.5 million (1.8%). Of the total gross revenue, 33% was derived from rooms, 24.8% from gaming, 24.2% from food and beverage and 18.0% from other sources.

The following table presents details of certain revenue, direct expenses (which excludes depreciation, amortization, selling, general and administrative expenses, corporate expenses and certain other expenses) and gross operating profits of Atlantis, Paradise Island:

	For the Year Ended December 31,
	2004	2003	Change	%
	(In millions)

Gaming, net of promotional allowances:
Revenue	$107.8	$115.0	$(7.2)	-6%
Expenses	59.5	63.3	(3.8)	-6%
Gross operating profit	$48.3	$51.7	$(3.4)	-7%

Rooms:
Revenue	$174.1	$168.0	$6.1	4%
Expenses	27.9	26.5	1.4	5%
Gross operating profit	$146.2	$141.5	$4.7	3%

Food and Beverage:
Revenue	$127.6	$118.4	$9.2	8%
Expenses	83.6	79.2	4.4	6%
Gross operating profit	$44.0	$39.2	$4.8	12%

Other Resort:
Revenue	$65.0	$61.9	$3.1	5%
Expenses	80.2	80.8	(0.6)	-1%
Gross operating profit	$(15.2)	$(18.9)	$3.7	-20%

Tour Operations:
Revenue	$26.6	$28.9	$(2.3)	-8%
Expenses	20.6	23.7	(3.1)	-13%
Gross operating profit	$6.0	$5.2	$0.8	15%

Gaming. Gross profit from the Atlantis Casino was $48.3 million in 2004 as compared to $51.7 million in 2003. The $3.4 million (6.6%) decrease in gross profit from gaming resulted primarily from a decrease in table win of 11.4% as compared to 2003, partially offset by a 6.0% reduction in casino expenses. The decrease in table win resulted from a lower table hold percentage and lower table drop. During 2004, there was a slight decrease in table drop from $521.7 million to $519.0 million and a decrease in the table hold percentage from a high hold percentage in 2003 of 16.3% to 14.5%, resulting in table win of $75.2 million in 2004 compared to $84.9 million in 2003. The challenging hurricane season and the fact that the former Sheraton Grand (now Hotel RIU Paradise Island), which is located next to Atlantis, Paradise Island, and does not have a casino, was closed for a significant part of the year were among the factors that led to the lower table drop since guests of that hotel are frequently customers of the Atlantis Casino. Slot coin in was $662.0 million in 2004 as compared to $593.8 million in 2003. Slot win in 2004 was $54.1 million, as compared to $53.5 million in 2003. The 11.5% increase in slot coin in was the result of changes to the casino floor that included the majority of the floor being converted to ticket-in-ticket-out machines and the installation of more updated popular games.

Rooms. The increases in room revenue and gross profit over 2003 were due to a 3.0% increase in RevPAR from $201 to $207 and improved margins from containment of costs, respectively. Group revenue increased by $3.2 million (8.3%) in 2004 over 2003, as group room nights occupied increased by 3.1% in 2004. The ADR at Atlantis,

Paradise Island in 2004 and 2003 was $257 and $251, respectively, and occupancy was 81% and 80% for 2004 and 2003, respectively.

Food and Beverage. Going into 2004, we slightly increased food and beverage prices, as we had not increased these prices in several years. As a result, food and beverage spend per occupied room night increased from $178 in 2003 to $189 in 2004 due to increases in beverage prices and meal plan rates. Also contributing to the increase in food and beverage revenue was a $4.4 million increase in banquet revenue that corresponded with the increase in group room revenue.

Other Resort. Other resort revenue increased by $3.1 million due primarily to a $1.3 million increase in revenue from cancellations, and a $0.9 million increase in revenue from retail shops, combined with various other increases, none of which are individually significant.

Tour Operations. Revenue decreased by $2.3 million as package revenue in 2004 was negatively impacted by the four major storms that affected either Paradise Island or South Florida. However, gross operating profit increased by $0.8 million as a result of reductions in direct expenses related to decreased travel agent commissions and credit card fees resulting from the deceased revenue.

Selling, General and Administrative. Selling, general and administrative expenses decreased slightly from $84.5 million in 2003 to $84.3 million in 2004.

Depreciation and Amortization. Depreciation and amortization for Atlantis, Paradise Island was $48.2 million in 2004 and $51.0 million in 2003. The $2.8 million decrease is primarily attributable to assets still in service during 2004 that had been fully depreciated as they met their estimated useful lives.

Harborside at Atlantis. Through our 50%-owned timeshare joint venture on Paradise Island, we recognized $6.7 million in equity earnings (including our share of the insurance recovery discussed below) and $2.8 million in marketing and development fees in 2004. Harborside at Atlantis was closed from August through December of 2002 to repair water damage primarily resulting from Hurricane Michelle in 2001. During the year ended December 31, 2004, we recognized $4.0 million of our share of an insurance recovery realized by Harborside at Atlantis related to the final settlement of the remediation claim, which recovery was recorded net of remediation costs incurred. During the year ended December 31, 2003, we recognized $3.3 million and $1.8 million of equity earnings and marketing fees, respectively. Included within equity earnings for the year ended December 31, 2003 was $0.3 million of net expense related to the remediation, as there were $1.8 million of remediation costs that were offset by the insurance recovery of $1.5 million.

Other Factors. Hurricane Frances, as well as the effects of the subsequent major hurricanes and tropical storms that impacted the State of Florida in 2004, negatively impacted business in the week preceding Labor Day and in the weeks thereafter. Costs associated with Hurricane Frances were $4.6 million, consisting of $3.4 million clean up and repair costs and complimentary goods and services and a $1.2 million loss on damaged assets.

Atlantis, The Palm

We have entered into a development agreement with Kerzner Istithmar that entitles us to receive $20.0 million and reimbursement of certain expenses over the development period of Atlantis, The Palm. As we own a 50% voting interest in Kerzner Istithmar, we expect to recognize $10.0 million in development fees over the development period. During 2005 and 2004, we recognized $0.5 million and $0.4 million, respectively, of development fees and $2.1 million of our share of equity loss from pre-opening expenses associated with Atlantis, The Palm incurred during the year ended December 31, 2005.  In addition, during 2005, we recorded $1.4 million of our share of unrealized gains resulting from interest rate swaps entered into by Kerzner Istithmar.

Gaming

Mohegan Sun

2005 vs. 2004. We recognized $38.8 million of relinquishment and other fees in 2005, as compared to $36.8 million in 2004, from TCA. Mohegan Sun achieved an 8.1% increase in gross revenue, which was $1.5 billion during calendar year 2005 as compared to $1.4 billion in calendar year 2004. Mohegan Sun’s share of the Connecticut slots market was 52% and 51% during 2005 and 2004, respectively.

2004 vs. 2003. We recognized $36.8 million of relinquishment and other fees in 2004, as compared to $35.7 million in 2003, from TCA. Mohegan Sun achieved a 6.0% increase in gross revenue, which was approximately $1.4 billion during calendar year 2004 as compared to approximately $1.3 billion during calendar year 2003. Mohegan Sun’s share of the Connecticut slots market was 51% and 50% during 2004 and 2003, respectively.

United Kingdom

2005 vs. 2004. In April 2005, the United Kingdom passed gaming reform legislation that was less favorable than we had previously anticipated related to our Scottish Exhibition + Conference Centre, Sportcity and The O2 projects, which resulted in a write off of $11.2 million related to all previously capitalized and deferred costs incurred for the planning and development of these projects. In addition, during the years ended December 31, 2005 and 2004, we incurred $4.8 million and $2.2 million, respectively, in expenses related to gaming projects (other than Northampton) in the United Kingdom. These expenses primarily related to overhead expenses and legal and professional fees incurred in connection with the pursuit of development opportunities.

Although the future of gaming in the United Kingdom is unclear as a result of the passage of legislation in April 2005, we continue to pursue potential opportunities on a selective basis. Costs related to these opportunities, other than Northampton, were expensed as incurred.

2004 vs. 2003. During the year ended December 31, 2004, we recognized $2.2 million in expenses related to gaming projects (other than Northampton) in the United Kingdom, as compared to $0.3 million in 2003. The expenses primarily related to overhead expenses and legal and professional fees incurred in connection with the pursuit of development opportunities.

BLB

In 2005, we recognized $2.1 million in equity earnings from our investment in BLB which includes our $0.9 million share of BLB’s gain associated with Wembley’s repurchase of BLB’s share ownership in Wembley effective on the date of acquisition.

For the year ended December 31, 2004, we recorded $3.0 million in equity losses from our investment in BLB, which losses included our $3.0 million share of a loss related to transaction costs incurred in connection with BLB’s intended cash tender offer to acquire all of Wembley’s outstanding shares and our $1.0 million share of a hedge loss, offset by $1.0 million of our share of dividend income received by BLB from Wembley.

TCNY

We recognized $1.0 million, $0.9 million and $1.1 million in equity losses related to our 50% investment in TCNY during the years ended December 31, 2005, 2004 and 2003, respectively. As it has been our policy to expense certain costs that TCNY capitalizes due to the uncertainty of the recoverability of such costs, our investment as of December 31, 2005 was $1.8 million, which consisted almost entirely of our indirect interest in the land acquired for the potential project. As such, we believe the book value of the land included in our investment is approximately equal to its fair value and, should TCNY not proceed with the Catskills Project, we would not anticipate a significant write off.

One&Only Resorts

2005 vs. 2004.

Overview. In 2005, our focus was to improve the results of One&Only Palmilla and to commence operations at One&Only Maldives at Reethi Rah, as well as to sustain the 2004 levels of earnings at our other properties. One&Only Palmilla recorded significantly higher results during 2005 as compared to 2004 and we opened One&Only Maldives at Reethi Rah on May 1, 2005. We also are in the planning phase of an additional One&Only property in Cape Town, South Africa. We expect to pursue opportunities selectively, particularly assets that allow us to leverage our brand, management team and development expertise.

The One&Only Resorts segment recorded a loss of $12.5 million in 2005, which included a $27.8 million impairment charge related to subordinated notes receivable from One&Only Maldives at Reethi Rah. (See “Other

Factors Affecting Earnings and Earnings Per Share” for further explanation.) Excluding the $27.8 million impairment charge, One&Only Resorts segment contributed income of $15.4 million in 2005 as compared to $4.9 million in 2004. This increase was driven primarily by the strong results of One&Only Palmilla, where its contribution to the One&Only segment improved by $10.9 million as a result of a 72.0% increase in RevPAR over the same period last year.

In December 2004, the tsunami caused by an earthquake off the coast of Indonesia in southern Asia resulted in flooding damage at our two properties in the Maldives. One&Only Kanuhura sustained approximately $5.0 million in business interruption losses. An insurance claim in respect of these losses has recently been settled. During 2005, One&Only Kanuhura received $3.5 million related to the business interruption claim and expects to receive the final $1.5 million payment by the end of the first quarter of 2006, which will be recorded by One&Only Kanuhura as income when received. In addition, One&Only Kanuhura suffered property damages, and the related insurance claim was settled for $3.5 million.

One&Only Ocean Club. The resort contributed $6.4 million to income in 2005, as compared to $3.6 million in 2004. Revenue at One&Only Ocean Club was $43.2 million and $37.7 million in 2005 and 2004, respectively. The $5.5 million increase in revenue is primarily the result of a full year of revenue associated with the three new luxury villas added in June 2004 combined with the strong demand for the property. Occupancy was 82% and 79% in 2005 and 2004, respectively. ADR and RevPAR were up in 2005 as compared to the same period in 2004, $869 versus $762, respectively, and $712 versus $600, respectively.

One&Only Palmilla. In 2005, One&Only Palmilla’s Contribution to Net Income, net of minority interest was $9.0 million as compared to a loss reducing net income of $1.8 million, net of minority interest in 2004. The increase can be attributed to the fact that since One&Only Palmilla opened in February 2004, the property’s first full year of operations was 2005, combined with positive reactions from the travel market and media due to our advertising and marketing campaigns. Occupancy was 86% and 61% in 2005 and 2004, respectively. ADR and RevPAR were up in 2005 as compared to the same period in 2004, $606 versus $500, respectively, and $523 versus $304, respectively.

One&Only Maldives at Reethi Rah. The resort commenced operations on May 1, 2005 and is our newest One&Only-managed property and our second property located in the Maldives. Effective May 1, 2005, we consolidated Reethi Rah, the entity that owns and operates One&Only Maldives at Reethi Rah, into our consolidated financial statements in accordance with FIN 46R. See “Other Factors Affecting Earnings and Earnings Per Share” for further discussion. The all-villa resort is located on an island in the Maldives. Unfortunately, due to the effects of the tsunami in December 2004, construction was delayed and the property opened during the low season. One&Only Maldives at Reethi Rah’s Contribution to Net Income (prior to interest expense) in 2005 was a loss of $3.2 million, net of noncontrolling interest. The net loss reflects $7.3 million of depreciation expense for the period from May 1, 2005 to December 31, 2005. One&Only Maldives at Reethi Rah achieved occupancy, ADR and RevPAR for the period from May 1, 2005 to December 31, 2005 of 72%, $436 and $313, respectively.

Mauritius Properties. In Mauritius, we earned management fees, net of minority interest and equity earnings of $5.9 million and $3.8 million, respectively, in 2005, compared to $6.7 million and $4.3 million, respectively, in 2004 with respect to our five properties.

One&Only Kanuhura. We earned management fees, net of minority interest and equity earnings of $0.6 million and $0, respectively, in 2005 and $0.9 million and $0.4 million, respectively, in 2004. In June 2005, One&Only Kanuhura was closed for an extensive, four-month renovation, which included the redevelopment of the resort’s water villas and enhancements to its existing beach villas, restaurants, public areas and spa. The resort re-opened in mid-October 2005. In 2005, we received insurance payments of $3.5 million for business interruption and $3.5 million for property damage.

One&Only Royal Mirage. In 2005, we earned management fees from One&Only Royal Mirage of $4.1 million, compared to $3.4 million in 2004.

Direct Expenses. There was a  $3.1 million decrease in direct expenses due primarily to a $1.8 million write off of affiliated receivables in 2004 and cost reductions effected in 2005 associated with the management of the business.

2004 vs. 2003.

Overview. During 2004, we continued to build the management team and sales and marketing structure for our One&Only Resorts business, which enabled One&Only Resorts to improve upon 2003’s results with increases in management fees and equity earnings at our resorts in Mauritius, the Maldives and Dubai. The One&Only Resorts segment contributed $4.9 million to income in 2004, compared to $0.3 million in 2003. Contributing to this improvement were stronger results from SRL (a $2.8 million increase in equity earnings and management fees) and One&Only Royal Mirage (a $2.1 million increase in management fees). In addition, net revenue from tour operators increased by $8.6 million from $11.9 million in 2003 to $20.6 million in 2004, primarily due to a more favorable travel market in 2004 as compared to 2003 and exchange rate movements related to the Euro and Sterling.

One&Only Ocean Club. The resort contributed $3.6 million to income in 2004, as compared to $4.7 million in 2003, a 23% decrease primarily from $0.8 million of clean up and repair costs and complimentary goods and services provided due to Hurricane Frances. As a result of Hurricane Frances, the property was closed for eleven days before reopening on a fully-operational basis. Revenue was $37.7 million and $34.2 million in 2004 and 2003, respectively. This 10.2% increase in revenue is partially attributed to the fact that One&Only Ocean Club opened three new luxury villas in June 2004. The increase in revenue was offset by a $3.5 million increase in operating expenses as compared to 2003, which resulted from a $1.4 million increase in depreciation and amortization due to the new villas, along with increased room expense and selling, general and administrative expenses. Occupancy remained flat in 2004, as compared to 2003, at 79%. ADR and RevPAR were up during 2004 compared to 2003, $762 versus $722, respectively, and $600 versus $568, respectively. Eleven days have been excluded from the number of available room nights used in the calculation of occupancy and RevPAR for the year ended December 31, 2004 in connection with the temporary closure of One&Only Ocean Club due to Hurricane Frances.

One&Only Palmilla. In February 2004, we held the grand re-opening of One&Only Palmilla. During 2004, One&Only Palmilla contributed a loss before interest and taxes, net of minority interest of $1.8 million, which included $1.4 million of our share of re-opening expenses. During 2003, One&Only Palmilla contributed an equity loss of $4.8 million and management, development and accounting fees of $1.8 million. The equity loss was primarily due to our share of pre-opening expenses of $4.8 million, as the resort was closed for the majority of 2003 during its redevelopment. For the year ended December 31, 2004, occupancy and RevPAR at One&Only Palmilla were 61% and $304, respectively.

Mauritius Properties. In Mauritius, we earned management fees, net of minority interest and equity earnings of $6.7 million and $4.3 million, respectively, in 2004, compared to $5.9 million and $2.3 million, respectively, in 2003, with respect to our five properties.

One&Only Kanuhura. We earned management fees, net of minority interest and equity earnings (losses) of $0.9 million and $0.4 million, respectively, in 2004 and $0.6 million and ($0.1) million, respectively, in 2003.

One&Only Royal Mirage. In 2004, we earned management fees from One&Only Royal Mirage of $3.4 million, compared to $1.3 million in 2003, as business at One&Only Royal Mirage recovered following the war in Iraq in 2003.

One&Only Maldives at Reethi Rah. Additionally, we earned $1.3 million and $0.4 million in development fees in 2004 and 2003, respectively, related to the development of One&Only Maldives at Reethi Rah.

Direct Expenses. There was a $4.7 million increase in direct expenses due primarily to a $1.8 million write off of affiliated receivables in 2004 and higher costs incurred in connection with the pursuit of new One&Only projects and direct costs incurred by management in the launch of One&Only Palmilla.

Corporate and Other Expenses

2005 vs. 2004. Corporate and other expenses increased by $9.3 million in 2005 over 2004 (from $34.5 million to $43.8 million) due primarily to an increase of $5.8 million in expenses related to new business development projects in Singapore and non-capitalizable costs related to our projects in Morocco and Cape Town, a $2.2 million write-down of homes held for sale at Ocean Club Estates and a $1.7 million write-down of the net book value of assets of the former restaurant where Nobu is now located. We do not allocate losses on sales of fixed assets to any segment.

2004 vs. 2003. Corporate and other expenses increased by $1.7 million in 2004 over 2003 (from $32.8 million to $34.5 million) due primarily to an increase of $1.8 million in 2004 related to the expensing of restricted shares granted during the year and an increase in payroll and related costs of $1.4 million. These increases were offset by a $2.3 million reduction in costs related to new business development projects, which in 2003 included a $1.5 million charitable contribution to a new hotel school in South Africa.

Interest Income

2005 vs. 2004. Interest income in 2005 and 2004 was $9.1 million and $4.7 million, respectively. The $4.4 million increase is primarily the result of interest earned on our higher average short-term investment and cash balances at higher interest rates as compared to 2004. The short-term investments were purchased during the latter part of the second quarter of 2004 with proceeds received from the issuance of the 2.375% Notes. Also contributing to the higher average cash balance during 2005 were the proceeds received from the sale of 3.0 million Ordinary Shares to Istithmar in August 2004.

2004 vs. 2003. Interest income in 2004 and 2003 was $4.7 million and $3.4 million, respectively. The $1.3 million increase in 2004 is primarily attributable to $2.9 million of interest income earned on the proceeds received from the issuance of the 2.375% Notes in April 2004 and the issuance of 3.0 million Ordinary Shares to Istithmar in August 2004 (see “Liquidity and Capital Resources” for further discussion) offset by $1.2 million of interest income earned in 2003 on $15.0 million principal amount of debt securities of LCI that we purchased in 2002 and sold during 2003.

Interest Expense

The following table presents details of interest expense, net of capitalization, for the years ended December 31, 2005, 2004 and 2003. (Amounts in table are in thousands of U.S. dollars).

	2005	2004	2003
8 7/8% Senior Subordinated Notes	$23,080	$28,495	$25,923
6 3/4 % Senior Subordinated Notes	7,425	—	—
2.375% Convertible Senior Subordinated Notes	5,462	3,995	—
Other interest expense	1,477	1,424	2,082
One&Only Palmilla(1)	10,948	6,271	—
One&Only Maldives at Reethi Rah	3,930	—	—
Amortization of debt issuance costs	3,579	2,435	1,692
Capitalized interest	(11,814)	(5,806)	(433)
Interest expense, net of capitalization	$44,087	$36,814	$29,264

(1)   Includes amortization of debt issuance costs related to One&Only Palmilla.

2005 vs. 2004. Interest expense, net of capitalization was $44.1 million and $36.8 million in 2005 and 2004, respectively. The $7.3 million increase in interest expense is primarily attributable to higher variable interest rates, which resulted in a $4.3 million increase in interest expense on the portion of our 8 7/8% Notes that had been swapped to variable rate under our interest rate swap agreements. These agreements were terminated in September 2005 in connection with the tender for our 8 7/8% Notes (See “Liquidity and Capital Resources – Financing Activities” for further discussion). Additionally, we experienced a $4.7 million increase in interest expense related to the Palmilla Notes, which incur interest expense on a variable rate basis. Also contributing to the increase in 2005 interest expense was the inclusion of $3.9 million of interest expense on Reethi Rah’s third party debt. In accordance with the provisions of FIN 46R, we began consolidating Reethi Rah on May 1, 2005, thus necessitating that we include the entity’s financial results in ours. These increases in interest expense were partially offset by a $6.0 million increase in capitalized interest associated with the Phase III expansion and our investment in Atlantis, The Palm.

At December 31, 2005 and 2004, our variable rate debt, including the effect of interest rate swaps, and fixed rate debt were 21% and 79% (0% and 100% excluding One&Only Palmilla and Reethi Rah) and 35% and 65% (24% and 76% excluding One&Only Palmilla), respectively. The average cost of debt, including the effect of interest rate swaps, during 2005 and 2004 was 7.1% and 6.4%, respectively.

2004 vs. 2003. Interest expense increased by $7.6 million, or 25.8%, due to $6.3 million of interest expense incurred in 2004 related to the consolidation of Palmilla. Our portion of minority interest income related to One&Only Palmilla’s interest expense is $3.2 million. Also included in interest expense is $4.4 million related to the 2.375% Notes issued in April 2004, along with a decreased benefit to interest expense attributable to our interest rate swaps on our 8 7/8% Notes of $2.6 million due to higher LIBOR rates in 2004 and the cancellation in July 2004 of $25.0 million notional amount of our then $175.0 million of interest rate swaps. Capitalized interest increased by $5.4 million to a total of $5.8 million in 2004 primarily related to the Phase III expansion.

At December 31, 2004 and 2003, our variable rate debt, including the effect of interest rate swaps, and fixed rate debt were 35% and 65% (24% and 76% excluding One&Only Palmilla) and 44% and 56%, respectively. The average cost of debt, including the effect of interest rate swaps, during both 2004 and 2003 was 6.4%.

Other Factors Affecting Earnings and Earnings Per Share

2005 vs. 2004.

Consolidation of Reethi Rah

As of May 1, 2005, the Company became the primary beneficiary of Reethi Rah under FIN 46R, resulting in the consolidation of Reethi Rah into the consolidated financial statements of the Company as of that date. Reethi Rah incurred net losses totaling $12.3 million after intercompany eliminations for the period from May 1, 2005 to December 31, 2005. Of this amount, approximately $6.7 million exhausted the fair value owners’ equity capital (the fair value of which was estimated by the Company as of May 1, 2005) and is included in minority and noncontrolling interests in the accompanying consolidated statements of operations for the year ended December 31, 2005. The balance of $5.6 million is reflected as a reduction to the Company’s consolidated net income for this period. Should Reethi Rah incur additional net losses, in the absence of any increase to the owners’ equity capital in future periods, such losses will be reflected in the Company’s consolidated results of operations. If Reethi Rah realizes net income in the future, the Company will be credited through an increase to the Company’s consolidated net income only to the extent of the losses previously absorbed by the Company on behalf of Reethi Rah.

Impairment of Notes Receivable

During the year ended December 31, 2005, we recorded a $27.8 million impairment of our subordinated notes receivable due from Reethi Rah. During 2005, we obtained an appraisal of the resort that led us to perform an impairment analysis, the results of which indicated that the carrying amount of our subordinated notes receivable due from Reethi Rah was not fully recoverable.

Gain on Sale of Atlantic City Land

During the year ended December 31, 2005, we completed the sale of a portion of our Atlantic City land, for which we had previously recorded an impairment charge, as well as two additional ancillary pieces of land, all of which resulted in a total gain of $1.4 million.

Loss on Early Extinguishment of Debt and Tax Benefit Related to Refinancing

During the year ended December 31, 2005, we recognized a $27.9 million loss on early extinguishment of debt and a tax benefit of $15.7 million related to the refinancing of our 8 7/8% Notes (see “Liquidity and Capital Resources - Financing Activities” for further discussion regarding the refinancing of our 8 7/8% Notes). This loss consisted of $33.0 million of consent solicitation and prepayment penalties and the write off of $5.8 million of debt issuance costs. These costs were offset by the write off of a $4.3 million unamortized premium on the 8 7/8% Notes and net proceeds of $4.9 million received from the termination of our related interest rate swap agreement and related write off of the $1.7 million interest rate swap contra asset.

Higher Diluted Weighted Average Number of Shares Outstanding

The number of diluted weighted average shares outstanding during 2005 was 37.7 million, representing an 11% increase over 2004, reflecting the dilutive effect of a 31% increase in the average stock price during the year, along with the dilutive effect of a full year of the 3.0 million Ordinary Shares issued to Istithmar in August 2004 and the exercise of 0.7 million share options.

2004 vs. 2003.

Impairment of Atlantic City Land

In July 2004, we obtained an appraisal on undeveloped real estate that we owned in Atlantic City, which indicated that the carrying amount of this real estate was not fully recoverable. We commissioned the appraisal after we received an unsolicited offer to acquire some of the undeveloped land for a price substantially less than our book value and certain other information related to third party sales of nearby comparable properties at prices substantially less than our book value for the undeveloped property. As a result, during the year ended December 31, 2004, we recognized a $7.3 million impairment loss, as these assets were written down to fair value less estimated costs to sell of $5.4 million.

Higher Diluted Weighted Average Number of Shares Outstanding

As of December 31, 2004, the number of fully diluted weighted average shares outstanding was 33.9 million, representing a 15% increase over 2003, reflecting the dilutive effect of a 56% increase in the average stock price during the year, along with the issuance of 3.0 million and 0.4 million Ordinary Shares related to the Istithmar share purchase and BDR offering, respectively, and the exercise of 1.9 million of stock options.

Other Matters

Foreign Currencies

We prepare our financial statements in U.S. dollars. Our most significant non-U.S. operations are in The Bahamas. Due to current governmental policies in The Bahamas that equate one Bahamian dollar to one U.S. dollar and the large portion of our cash and cash equivalents being held in U.S. dollars, we believe that we do not have material market risk exposures in this jurisdiction relative to changes in foreign exchange rates. Due to the stability of the other markets in which we operate and the fact that we do not operate in any highly inflationary economies, we do not believe that we have material market risk exposures in these jurisdictions relative to changes in foreign exchange rates.

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

We have determined that Palmilla, in which we have a 50% equity interest, constitutes a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R, as the related operating agreement contains a put option that, if exercised, would obligate the Company to purchase the remaining 50% of the entity, resulting in our being the primary beneficiary of the entity. As such, effective January 1, 2004, we consolidated the results of operations and financial position of Palmilla, with the remaining 50% interest reflected as minority interest and included in minority and noncontrolling interests in the accompanying condensed consolidated statements of operations and consolidated balance sheets.

Although we do not have an equity ownership interest in Reethi Rah, we have determined that Reethi Rah is a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R. We have agreements with Reethi Rah that provide for construction financing and operating loans, as well as management and development agreements. As of May 1, 2005, when the resort commenced operations, we became the primary beneficiary of Reethi Rah under FIN 46R, resulting in consolidation of Reethi Rah’s financial statements in our consolidated financial statements as of that date, with the owners’ equity interest reflected as noncontrolling interest and included in minority and noncontrolling interests in our consolidated financial statements.

On August 30, 2005, we entered into an agreement with Turnberry to form Residences at Atlantis Development Limited, a joint venture established for the purpose of developing and selling units in The Residences at Atlantis, a 495-unit condominium-hotel adjacent to Atlantis, Paradise Island. Based on the terms of the agreement, we have determined that Residences at Atlantis Development Limited is a variable interest entity that is subject to consolidation, and we are the primary beneficiary. Turnberry’s interest is reflected as a component of minority interest and is included in minority and noncontrolling interests in the consolidated statements of operations and is offset against due to affiliates in the consolidated balance sheets.

(C)  Liquidity and Capital Resources

We believe we are well positioned to fund our commitments related to our announced development projects. In 2005, we commenced construction of the 22-story, 600-room, all-suite hotel component of the Phase III expansion and the development of the Ocean Club Residences & Marina project, which is financed by pre-sales and project level financing. In August 2005, we completed the second phase of the Harborside at Atlantis development, which was preceded by the completion of the Marina Village at Atlantis in July 2005. We commenced construction of the 1,500-room Atlantis, The Palm in November 2005 and will commence construction of The Residences at Atlantis if the entity receives a sufficient level of reservations and financing has been secured by the venture. In 2005, we financed these development projects with our current cash on hand and cash flow from operations and anticipate to use these sources along with borrowings under our Amended Credit Facility to finance the development going forward. We usually invest our excess cash in U.S. Treasury bills (“T-Bills”) and prime-rated money market funds.

Beginning in 2004, we made significant progress in preparing for our upcoming development and capital needs. We began enhancing our funding capacity in anticipation of our future development plans in April 2004 with the issuance of $230.0 million principal amount of 2.375% Notes due 2024. In July 2004, we also completed an equity offering in The Bahamas of approximately 4.3 million Bahamian Depository Receipts, the equivalent of approximately 0.4 million Ordinary Shares, that resulted in net proceeds of approximately $19.1 million. In August 2004, we issued 3.0 million Ordinary Shares to Istithmar at a price of $51.25 per share, resulting in net proceeds of $153.4 million. In September 2005, we commenced a tender offer and consent solicitation of our 8 7/8% Notes and used the proceeds from the issuance of the $400.0 million 6¾%  Notes to purchase 99.60% of the 8 7/8% Notes. In October 2005, we amended our revolving credit facility to increase the maximum amount of borrowings outstanding from $500.0 million to $650.0 million. These transactions, along with operating cash flows, allowed us to accumulate $20.0 million and $203.9 million of short-term investments and $116.0 million and $180.3 million in cash and cash equivalents as of December 31, 2005 and 2004, respectively. These amounts do not include restricted cash of $4.3 million and $2.8 million as of December 31, 2005 and 2004, respectively. The Amended Credit Facility was undrawn at December 31, 2005, and we had $644.6 million available after giving effect to $5.4 million in letters of credit outstanding. The Amended Credit Facility contains customary affirmative and restrictive covenants that, among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business. See “Tabular Disclosure of Contractual Obligations” below for more information.

We believe our operating cash flows, as a percentage of operating income, were higher than that of many of our competitors due primarily to the income from Mohegan Sun, management fees, the lack of corporate income tax in The Bahamas and net operating loss carryforwards that offset our U.S.-sourced federal taxable income. We believe that available cash on hand and short-term investments, combined with funds generated from operations and availability under our Amended Credit Facility will be sufficient to finance our cash requirements over the next twelve months. In the longer term, we may require additional funding, particularly if we identify any significant new opportunities. Accordingly, from time to time, we evaluate our need of capital for major development projects and the various options available to us in the capital markets. With respect to our investment initiatives such as BLB and Kerzner Istithmar, along with certain other equity investments, a majority of the financing has and will be raised at the project level, on a non-recourse or limited recourse basis to Kerzner.

Operating Activities

During 2005, we generated $175.2 million of cash flow from operating activities compared to $136.5 million in 2004. The cash flow from operating activities during 2005 was primarily due to the Contribution to Net Income from our Atlantis, Paradise Island operations of $122.5 million, which is net of $53.0 million of non-cash depreciation and amortization. In addition, we earned $38.8 million of relinquishment and other fees from TCA, of which we received $37.1 million in cash receipts during 2005. There are no significant related expenses associated with our relinquishment fees from TCA, other than $2.9 million of taxes paid to the State of Connecticut. Other sources of cash flow from operating activities include the Contribution to Net Income of $15.1 million from our One&Only Resorts segment, which is net of $19.3 million of non-cash depreciation and excludes the $27.8 million impairment of subordinated notes receivable. These cash flows were offset by cash outflows from operations, which included $40.9 million of cash interest payments (excluding $11.8 million of capitalized interest) and approximately $43.8 million of cash payments related to corporate expenses.

Investing Activities

In 2005, net cash outflows used in investing activities were $182.4 million compared to $467.5 million during 2004.

In 2005, approximately $205.0 million principal amount of our T-Bills matured, and we purchased approximately $20.0 million principal amount of additional T-Bills. At December 31, 2005, the adjusted carrying value and fair value of these securities was $20.0 million, and the remaining T-Bill matured in January 2006.

Our business requires capital to fund our joint ventures, develop new properties and maintain our existing properties, which maintenance consists of items such as information technology upgrades, new slot machines and improvements to the resorts, including renovations, carpeting and banquet and restaurant equipment upgrades. During 2005, we used $198.2 million for capital expenditures, which included $122.6 million of capital expenditures incurred primarily for the development on Paradise Island related to the Phase III expansion, including $28.4 million incurred related to the Marina Village at Atlantis, $14.0 million of payments of capital creditors at One&Only Maldives at Reethi Rah during the period from May 1, 2005 to December 31, 2005, $7.9 million associated with room renovations in the Coral and Beach Towers at Atlantis, Paradise Island, $3.7 million related to the build-out of Nobu in the Atlantis Casino, capital additions of $3.4 million related to the development of the casino facility in Northampton and $2.5 million of capital expenditures for The Residences at Atlantis. We also spent $4.9 million and $1.0 million of design and development costs related to our potential projects in Morocco and Cape Town, respectively. The remaining balance of $38.4 million was primarily used for ongoing projects on Paradise Island and at One&Only Palmilla. During 2005, capital expenditures were primarily funded by our available cash on hand and cash flow from operations. We also paid $28.0 million, net of related costs, for the acquisition of Hurricane Hole Marina, which is in close proximity to the Marina Village at Atlantis and includes frontage on Nassau Harbour. In the future, we anticipate redeveloping Hurricane Hole Marina, developing additional retail/restaurants and possibly adding timeshare units.

During 2006, we anticipate our ongoing capital expenditures will range from approximately $60.0 million to $65.0 million, primarily for projects on Paradise Island relating to renovations of the Royal and Beach Towers at Atlantis, Paradise Island. By 2009, we plan to have renovated, refinished and updated the interior of each tower within the property.

In connection with the Phase III expansion, we expect our total investment (exclusive of the One&Only Ocean Club luxury villas, Harborside at Atlantis, The Residences at Atlantis, the Athol Golf Course and Ocean Club Residences & Marina) to be approximately $730.0 million, which consists of capital expenditures and pre-opening expenses. From late 2003 to December 31, 2005, in connection with the Phase III expansion, we spent $189.2 million, and we expect to spend between $400.0 million and $450.0 million in 2006 and $75.0 to $125.0 million in 2007. In accordance with our amended Heads of Agreement, we have committed to substantially complete the all-suite hotel and certain other aspects of the Phase III expansion by December 2006. We expect The Residences at Atlantis and Ocean Club Residences & Marina to cost approximately $250.0 million and $130.0 million, respectively. These projects are joint ventures and they will be primarily financed from proceeds received from pre-sales of units and limited-recourse financing secured by the joint ventures.

During 2004, we funded $47.4 million in connection with BLB’s acquisition of a 22.2% ownership interest in Wembley during 2004. We did not fund any amounts to BLB during 2005. In February 2005, Wembley and BLB announced that they had entered into a conditional sale agreement providing for the purchase by BLB of a holding company that owned Wembley’s U.S. operations, which included the Lincoln Park racino in Rhode Island and three greyhound tracks and one horse racing track in Colorado, in exchange for BLB’s then-existing stake in Wembley plus additional cash provided in the form of debt financing from a consortium of banks. In July 2005, BLB completed the approximately $464.0 million acquisition of Wembley’s U.S. operations. BLB exchanged its 22.2% interest, acquired in 2004 and valued at $116.0 million, in Wembley as partial consideration for the acquisition. The balance of the acquisition price was financed on a non-recourse basis by a consortium of banks that underwrote a $495.0 million senior secured credit facility, which included a $125.0 million revolving credit facility that will be used primarily to finance the redevelopment of Lincoln Park that commenced in the third quarter of 2005. The redevelopment is expected to be completed in early 2007. Based on the most recent costs estimates, which indicate a significant rise in the total development costs of this project, we expect to make an additional equity investment of $10.0 million to $15.0 million to finance our pro rata share of these additional costs.

Through December 31, 2005, we had funded $129.6 million (including $37.0 million funded in 2005 prior to consolidation of Reethi Rah on May 1, 2005) in subordinated completion and operating loans for the development and operation of One&Only Maldives at Reethi Rah, resulting in outstanding balances as of December 31, 2005 of $94.7 million and $6.8 million respectively, which have been eliminated in consolidation. (See “Other Matters—Consolidation of Variable Interest Entities” for further discussion). The $94.7 million balance does not reflect the $27.8 million impairment charge recorded during the year ended December 31, 2005 as a result of an appraisal of the resort by a third party valuation firm, which indicated that the carrying amount of our subordinated notes receivable due from Reethi Rah was not fully recoverable.

During 2005, we advanced $2.3 million to Harborside at Atlantis in connection with the second phase of timeshare development. During the year, they repaid $13.8 million of promissory notes outstanding. The remaining balance as of December 31, 2005 was $5.0 million.

In January 2005, we announced that we and CapitaLand had entered into a memorandum of understanding relating to the creation of a joint venture to be owned 60% by us and 40% by CapitaLand for the purpose of submitting a joint concept proposal to the Singapore Government for the potential development of an integrated entertainment resort complex on Sentosa Island in Singapore. In connection with this project, included within corporate expenses in the consolidated statements of operations is $4.2 million of costs incurred, which represent our 60% share of the costs associated with this project. As of December 31, 2005, we had a receivable due from CapitaLand of $1.5 million, related to their 40% share of the costs incurred. During 2006, we expect to continue to expense our 60% share of costs associated with the creation of a joint proposal and its submission to the Singaporean authorities.

During 2005, we invested $52.8 million in Kerzner Istithmar and capitalized $2.4 million of interest on our capital contributions. As of December 31, 2005, we had invested $74.1 million in Kerzner Istithmar since inception related to the development of Atlantis, The Palm. In August 2005, under the provisions of Kerzner Istithmar’s senior credit facilities, we were required to place into escrow the difference between our previous equity commitment to the project of $125.0 million and any amounts previously funded. The Company’s restricted cash—non-current as of December 31, 2005 included $57.2 million of escrowed funds for the sole purpose of funding our equity investment in Kerzner Istithmar and $0.7 million of accrued interest.

In the fourth quarter of 2005, we announced an increase in the Atlantis, The Palm project budget and consequently increased our equity commitment to the joint venture to $200.0 million. Kerzner Istithmar’s capital structure is expected to consist of an equity investment of $200.0 million by each partner and the $700.0 million term loan facility. The remaining project financing will comprise an additional $275.0 million of second lien debt, of which Istithmar has committed to provide $75.0 million. As currently contemplated by the commitments for both the first lien and second lien loan facilities, no additional restricted cash will be required, since the equity from the project sponsors will be invested before the drawdown of any debt from the facilities rather than on a pro rata basis with the debt, as previously contemplated. Kerzner Istithmar has received a commitment, subject to various conditions, from third party underwriters for the remaining $200.0 million commitment and expects to enter into binding definitive documentation for this financing by the end of the April 2006. In addition, each of Istithmar and Kerzner will provide, on a joint and several basis, additional sponsor support of up to $55.0 million with respect to cost overruns and post-completion debt service obligations. Further, Istithmar has agreed to provide an additional guarantee for cost overruns in excess of this amount. Construction of Atlantis, The Palm commenced in November 2005, with completion scheduled for late 2008. As of December 31, 2005, Kerzner Istithmar had incurred approximately $117.7 million of development and design related costs for Atlantis, The Palm.

During 2006 we expect to fund $125.9 million related to our remaining total commitment. Based on our current budget, the development costs of the project are estimated at $1.5 billion, which includes the cost of purchasing the site on which the property will be located from the developer of The Palm, Jumeirah in exchange for a $125.0 million payment-in-kind note that will be subordinated to the first and second lien debt.

With respect to the destination resort casino project in Morocco,  we have entered into a joint venture agreement and related development and long-term management agreements with two local Moroccan companies. The joint venture agreement requires each party to provide equity based on the initially estimated project cost of $230.0 million. Our component of the equity contribution as stated in the joint venture agreement is $46.0 million. Based on the current preliminary designs for the project, the budget is now anticipated to be approximately $300.0 million, although a more definitive amount will not be available until further detailed design work has been completed. As a result of the previously announced budget increase, both parties are working together to arrange debt and equity financing to fund the project. Although no assurances can be given at this time, we expect to reach agreement with our Moroccan partners on amended project documents and proceed with the project, subject to obtaining third party debt financing. During 2005, we expensed $2.0 million of non-capitalizable costs associated with the Morocco project. In addition, during 2005, we incurred $4.9 million of design and development costs which are included in construction in progress in the consolidated balance sheets. As of December 31, 2005, we had approximately $6.5 million capitalized with respect to design and development costs. If this project does not proceed, we will be required to write off these costs that have been capitalized.

In connection with the development of a casino facility in Northampton, we incurred $4.3 million in construction costs as of December 31, 2005. We expect the build of the core and shell infrastructure of the facility to be completed in April 2006, after which fit-out will commence and we expect the facility to be open by the first quarter of 2007. The Northampton project is expected to cost approximately £10.8 million (approximately $18.9 million in U.S. dollars as of February 28, 2006).

We are committed to making a contribution towards the construction of the raft and shell infrastructure to house the proposed regional casino at The O2. The Company expects to incur approximately £6.5 million (approximately $11.3 million U.S. dollars as of February 28, 2006) in 2006. If a regional casino license is not awarded at The O2, the Company is eligible to recover 80% of its investment, and the balance of the costs is expected to be expensed as incurred.

In November 2003, we entered into an agreement with V&A Waterfront to develop and manage a new luxury 132-room hotel, One&Only Cape Town, at the highest end of the market in Cape Town, South Africa. Under this agreement, we committed to enter into a land lease and relevant development agreements related to the property. Consequently, in 2004, we entered into a 50-year land lease with V&A Waterfront and formed a joint venture, in which our local partners own 80% and we own the remaining 20%, to develop hotel properties in southern Africa. In March 2006, we formed a project company under the joint venture to focus specifically on the Cape Town property. This project company entered into development and management agreements (as contemplated in the original agreement) with wholly-owned subsidiaries of Kerzner. Kerzner assigned the land lease to the project company. Along with our equity investment, we are providing financing assistance in the form of loans and guarantees, which are in an aggregate amount of approximately $24.4 million.

One&Only Cape Town will be located in the Victoria & Alfred Waterfront, a popular shopping and entertainment destination located on Cape Town’s harbor. In addition to guest rooms, the top two floors of the hotel will be residential in nature, with ten apartments selling on a sectional title basis. Owners will have the option to release their units into the hotel’s guest room rental pool.

One&Only Cape Town has been in the design stages for the past few years, as the project was delayed for a year by litigation involving V&A Waterfront relating to alleged zoning violations. In late 2005, V&A Waterfront received a favorable judgment, allowing us to proceed with the project. Architectural design work for the new hotel is now near complete, and subject to planning and environmental approval, construction is expected to start in

January 2007, with completion scheduled for 2009. As of December 31, 2005, we had approximately $7.0 million capitalized with respect to this project and we expect our equity investment in this project to total approximately $18.0 million. If this project does not proceed, we will be required to write off the amounts that have been incurred. Also during 2005, we expensed $0.9 million of non-capitalizable costs associated with the Cape Town project.

In October 2003, we funded $1.7 million in the form of a loan for the purchase of land related to the potential development of an additional One&Only property in South Africa. This land is currently being developed as a private game reserve. Once the conservancy has been established, we have the option to build a luxury lodge on an exclusive site of our choice. We expect to make a decision on the project by the end of 2007, and if we decide not to proceed, we expect to be refunded $1.5 million plus interest.

In September 2005, we formed a 50-50 joint venture with a local Bahamian partner for the purpose of developing Ocean Club Residences & Marina. Our initial equity contribution was the site rights for the land on which the condominium will be developed. Our cost basis of the land rights and certain direct costs related to the construction and development of the project was $4.3 million. During the fourth quarter of 2005, we acquired additional beachfront property on Paradise Island adjoining Ocean Club Estates for $15.7 million. We contributed the right to use this land into the Ocean Club Residences & Marina joint venture for future development and received a $7.9 million distribution, representing our partner’s 50% share.

In July 2005, we completed the sale of a portion of our Atlantic City land, as well as an additional ancillary piece of land, both of which resulted in total cash received and a total gain of $7.0 million and $1.4 million, respectively.

In October 2005, we entered into an agreement to purchase land adjacent to Club Med for $12.0 million and made a $1.2 million deposit. We expect the sale to close in the second quarter of 2006 and expect to pay approximately $12.0 million.

In connection with the operating agreement related to One&Only Palmilla, the owner of the other 50% interest has the right to require us to acquire its 50% interest from the owner for a price of $36.3 million, plus 50% of One&Only Palmilla’s working capital, with the price subject to adjustment, as defined in the purchase agreement, during the first year of the option period. The purchase price during the second year of the option period is based on a formula, as specified in the purchase agreement. The option period began on September 12, 2005 and expires on September 12, 2007.

Financing Activities

Net cash used in financing activities was $57.2 million in 2005, as compared to net cash provided by financing activities of $451.1 million in 2004. Cash received during 2004 consisted of net proceeds received of $223.7 million related to the issuance of the 2.375% Notes, $153.4 million related to the issuance of 3.0 million Ordinary Shares to Istithmar, $40.5 million in proceeds received from the exercise of share options and $19.1 million in proceeds received from the issuance of 0.4 million Ordinary Shares in connection with the BDR offering. Cash provided by financing activities in 2005 consisted of net proceeds received of $392.7 million related to the issuance of the 6¾% Notes, which was used to repurchase our 8 7/8% Notes (see below), and $17.8 million received from the exercise of stock options.

Included in early redemption and repayment of debt of $432.1 million is $426.5 million of early redemption of debt related to the tender of our 8 7/8% Notes. On September 12, 2005, we commenced a cash tender offer to purchase any and all of our outstanding 8 7/8% Notes. We used the net proceeds from the issuance of $400.0 million of our 6¾% Notes on September 22, 2005, together with cash on hand of approximately $39.3 million, to retire $398.4 million of the 8 7/8% Notes. In connection with this refinancing, the Company incurred $33.1 million of consent solicitation and prepayment penalties. Additionally, our interest rate swap agreements were terminated in connection with this refinancing, resulting in net proceeds received of $5.1 million. Repayment of debt of $5.7 million represents $3.9 million and $1.8 million of repayments on Reethi Rah debt and capital lease obligations, respectively.

In August 2005, our Board of Directors approved a share repurchase program authorizing the Company to purchase up to two million of our Ordinary Shares. The share repurchases will be made at management’s discretion from time to time in the open market through block trades or otherwise. Depending upon market conditions and other factors, share repurchases may be commenced or suspended at any time or from time to time without prior written notice. As of December 31, 2005, 612,500 shares have been repurchased for a total of $35.7 million at an average price of $58.21.

As shown in Tabular Disclosure of Contractual Obligations, as of December 31, 2005, we did not have any significant scheduled debt repayments due until 2007, when the principal of the $110.0 million Palmilla Notes matures. The issuers of the Palmilla Notes may exercise three successive one-year extensions, which, if exercised, would extend the repayment of the principal of the Palmilla Notes until 2010. Any repayments under our Amended Credit Facility are not due until July 2009. We anticipate that prior to maturity, interest payments will be provided from cash flows from operations. We believe we are in compliance with the debt covenants of our Amended Credit Facility. If we were to consider taking on additional financing in the future, our ability to meet our existing debt covenants would be a factor in determining whether we would be able to obtain future financing to fund our capital needs. We monitor our debt compliance on an ongoing basis and confirm compliance quarterly. During the year ended December 31, 2005, our average cost of debt was approximately 7.1%.

Working Capital

Working capital, which equals current assets less current liabilities, was $15.8 million at December 31, 2005, reflecting a current ratio, which equals current assets divided by current liabilities, of 1.06:1. Working capital decreased by $290.7 million from December 31, 2004, due to a decrease in short-term investments of $184.0 million, as a majority of the T-Bills matured during the year and we utilized the cash to fund ongoing development projects, a $64.4 million decrease in cash primarily due to $57.9 million of non-current restricted cash placed into an escrow account related to Atlantis, The Palm, a $30.0 million increase in capital creditors due to the fact that the Phase III expansion is further along as compared to 2004, a $27.2 million increase in accounts payable and accrued expenses primarily as a result of the consolidation of Reethi Rah and The Residences at Atlantis in accordance with the provisions of FIN 46R and a $12.3 million decrease in assets held for sale as we completed the sales of the Atlantic City land and real estate at the Ocean Club Estates. These amounts were offset by a $21.5 million increase in due from affiliates primarily due to an $11.4 million receivable due from Turnberry for customer deposits related to The Residences at Atlantis which deposits are being held in escrow by Turnberry on behalf of the joint venture, along with additional amounts due from SRL, Harborside at Atlantis and Ocean Club Residences & Marina.

Interest Rate Swap and Cap Agreements

Historically, we have limited our exposure to interest rate risk by managing the mix of fixed and variable rate debt, and by entering into interest rate swap agreements to hedge a portion of our debt. These interest rate swap agreements were entered into with financial institutions with investment grade credit ratings, thereby minimizing counterparty credit risk.

In August and December 2001, we entered into fixed-to-variable rate swap agreements with respect to our 8 7/8% Notes. Through September 22, 2005, the aggregate notional amount of the swap agreements was $150.0 million. Under the terms of the swap agreements, we made payments based on specific spreads over six-month LIBOR and received payments equal to the interest payments due on the notes. The spreads in excess of six-month LIBOR were 3.02% for $100.0 million, 2.95% for $25.0 million and 2.91% for the remaining $25.0 million. In connection with the refinancing of our 8 7/8% Notes in September 2005, we received $5.1 million from the cancellation of $150.0 million notional amount of interest rate swaps on our 8 7/8% Notes. During the year ended December 31, 2005 and 2004, the weighted average variable rate on the swap agreements was 5.0% and 4.9%, respectively.

The Palmilla Notes bear interest at a floating rate of one-month LIBOR plus 3.75%; however, One&Only Palmilla was required to enter into an interest rate cap agreement contemporaneously with its issuance of the Palmilla Notes. The interest rate cap has an effective date of December 17, 2004 and a maturity of January 9, 2007. If the one-month LIBOR rate exceeds 5.0% on a rate reset date during the period from December 17, 2004 to January 9, 2007, the counterparty will pay One&Only Palmilla the amount equal to $110.0 million multiplied by one-month LIBOR minus 5.0% multiplied by the number of days in the period divided by 360.

Other Matters

Critical Accounting Policies

Our critical accounting policies include those which require our most subjective or complex judgments as a result of the need to make certain estimates and assumptions when there is uncertainty as to their financial effects. Although all of the policies identified in “Note 2 - Summary of Significant Accounting Policies” to the consolidated financial statements are important to an understanding of such consolidated financial statements, the policies discussed below are considered by management to be central to their understanding because of (i) the higher level of measurement uncertainties involved in their application and (ii) the effect that changes in these estimates and assumptions could have on the consolidated financial statements.

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

Equity-Based Compensation. We have elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations in accounting for our employee stock options as allowed pursuant to FASB Statement No. 123, as amended by FASB Statement No. 148 (“SFAS 123”). Accordingly, no compensation expense related to stock options has been recognized for the years ended December 31, 2005, 2004 and 2003 or for the restricted shares issued to our Chief Executive Officer in August 2005.

If the compensation cost for our stock option plans had been determined on the basis of the fair value at the grant date for awards under those plans consistent with SFAS 123 and our existing valuation method for our employee stock options, the Black Scholes option pricing model, we estimate that our net income for the years ended December 31, 2005, 2004 and 2003 would have been reduced by $12.2 million, $7.4 million and $3.7 million, respectively, or 24%, 11% and 5%, respectively. However, SFAS 123 requires the use of option valuation models that require the input of highly subjective assumptions, including expected stock price volatility. The Company began applying SFAS 123(R) for its first quarter beginning January 1, 2006, which we expect to result in compensation expense of approximately $13.6 million (not including tax effects) for 2006, based on option grants outstanding at December 31, 2005, and restricted shares issued to our Chief Executive Officer in August 2005. The foregoing amount does not include compensation expense for any stock options or other instruments that may be granted after December 31, 2005. See “Recent Accounting Pronouncements—Share-Based Payment.” The effect of applying the fair value method of accounting for stock options on reported net income for the years ended December 31, 2005, 2004 and 2003 may not be representative of the effects for future years because outstanding options vest over a period of several years and additional awards are generally made each year.

Income Taxes. We are subject to corporate income taxes in various jurisdictions. Accordingly, the accompanying consolidated statements of operations include a provision for income taxes based on the prevailing tax laws of those jurisdictions.

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. We adjust the valuation allowance related to our deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2005, we had deferred tax assets, net of valuation allowance, totaling $29.8 million. In determining our net realizable tax assets, we consider our ability to carry back certain net operating losses, future taxable income and ongoing prudent and feasible tax planning strategies. We have determined that, as of December 31, 2005, a valuation allowance of $81.6 million was necessary to offset our deferred tax assets. This represents a reduction of $66.8 million from our valuation allowance of $148.4 million at December 31, 2004; $21.5 million represents amounts released during 2005 as income tax benefit and the remaining amount relates primarily to tax effected expiration of net operating loss carryforwards. Our ability to utilize the net amount of deferred tax assets that we believe we are more likely than not to utilize is primarily dependent on our ability to generate future taxable income. Should our future taxable income results differ from our current estimates, this could cause a material adjustment to our valuation allowance. In the event that we were to determine that we would not be able to realize all or part of our deferred tax assets in the future, or that the realization of additional deferred tax assets is more likely than not, an adjustment to the valuation allowance would occur in the period such determination is made.

From time to time, we may be subject to audits covering a variety of tax matters by taxing authorities in any taxing jurisdiction where we conduct business. While we believe that the tax returns we file and any tax positions we take are supportable and accurate, some tax authorities may not agree with our positions. This can give rise to tax uncertainties that, upon audit, may not be resolved in our favor. We have established accruals for various tax uncertainties that we believe are probable and reasonably estimable. These accruals are based on certain assumptions, estimates and judgments including estimates of amounts for settlements, associated interest and penalties. Changes to these assumptions, estimates and judgments could have a material impact on our provision for income taxes. For the year ended December 31, 2005, we reduced our tax accruals by $1.7 million as a result of the expiration of certain statutes of limitation, which resulted in an income tax benefit.

Long-Lived Assets. We review our long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If changes in circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition are estimated. If the undiscounted value of the future cash flows is less than the carrying value of the asset, the carrying value of the long-lived asset will be reduced by the amount by which the carrying value exceeds fair value. During 2005, we determined that none of our long-lived assets were impaired, except for certain real estate at Ocean Club Estates for which we recorded a write-down of $2.2 million

Allowance for Doubtful Accounts Receivable and Amounts Due from Affiliates. We maintain allowances for doubtful accounts receivable arising from casino, hotel and other services and amounts due from affiliates. These allowances are based upon a specific review of outstanding receivables for estimated losses resulting from our inability to collect from customers or affiliates. As of December 31, 2005, our accounts receivable, net of a $6.2 million allowance, totaled $49.9 million. The allowance includes $4.1 million related to doubtful gaming receivables. Bad debt expense related to gaming receivables was a reversal of $0.9 million and an expense of $0.9 million in 2005 and 2004, respectively. Contributing to the difference is $1.4 million of lower bad debt expense as a result of improved collection efforts, combined with a $0.4 million increase in bad debt recoveries. The allowance for doubtful accounts related to gaming was 25% and 29% of total gaming receivables as of December 31, 2005 and 2004, respectively. During the year ended December 31, 2004, we recognized $1.8 million of bad debt expense associated with certain affiliated receivables.

In extending credit, we attempt to assess our ability to collect by, among other things, evaluating the customer’s financial condition, both initially and on an ongoing basis. In evaluating the adequacy of our allowance for doubtful accounts receivable, we primarily analyze trade receivable balances, the percentage by aging category and historical bad debts, among other things.

If the likelihood of collection on accounts or our ability to collect were to deteriorate, an increase to the allowance might be required. Also, should actual collections of accounts receivable be different than our estimates included in the determination of our allowance, the allowance would be increased or decreased through charges or credits to selling, general and administrative expenses in the consolidated statements of operations in the period in which such changes in collection became known. If conditions change in future periods, additional allowances or reversals may be required. Such additional allowances could be significant.

Loan Impairment. We apply SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan-Recognition and Disclosures, an amendment of SFAS No. 114,” when determining if a loan is impaired. Under the provisions of these standards, we record a loan impairment when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. For collateralized loans, impairment is measured based on the fair value of the underlying collateral. (See Other Factors Affecting Earnings and Earnings Per Share—Impairment of Notes Receivable, for a discussion of our $27.8 million impairment of notes receivable recorded during the year ended December 31, 2005.)

Costs Associated with Potential Resort Projects. We selectively pursue opportunities related to each of our three segments to expand our business. In connection with these potential projects we often are required to fund or elect to incur project costs associated with the acquisition, development, and construction of a project prior to the acquisition of the property or the formation of a joint venture. These costs principally include architectural, design, engineering and other related costs directly related to the proposed project. We capitalize such direct costs when we believe it is probable that we will proceed with such proposed projects, and we believe we have the ability to finance or obtain financing for the proposed project. As of December 31, 2005, we have approximately $7.0 million and $6.5 million capitalized (principally comprised of architectural, design and engineering costs) relating to our proposed development of a luxury resort property in Cape Town, South Africa and destination resort casino in the Kingdom of Morocco, respectively. Should we subsequently conclude that it is no longer probable that we will proceed with such proposed projects, we would be required to expense such capitalized costs.

Recent Accounting Pronouncements

Share-Based Payment

In December 2004, the FASB issued a revision of SFAS 123 (“SFAS 123(R)”) that will require compensation costs related to share-based payment transactions to be recognized in the statement of operations. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, compensation expense for liability awards (those usually settled in cash rather than stock) will be remeasured to fair value each reporting period until the award is settled. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) replaces SFAS 123 and is effective for the Company for its first quarter beginning January 1, 2006.

SFAS 123(R) allows for two transition alternatives for public companies: (a) modified-prospective transition or (b) modified-retrospective transition. The Company intends to apply the modified-prospective transition method. Under this method, companies are required to recognize compensation cost for share-based payments to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied. Measurement and attribution of compensation cost for awards that were granted prior to, but not vested, as of the date SFAS 123(R) became effective would generally be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS 123 (either for financial statement recognition or pro forma disclosure purposes). Prior periods are not restated. For periods prior to adoption, the financial statements are unchanged (and the pro forma disclosures previously required by SFAS 123 continue to be required under the new standard to the extent those amounts differ from those in the income statement). For periods subsequent to adoption, the impact of this transition method generally is the same as if the modified-retrospective method were applied. Accordingly, pro forma disclosure will not be necessary for periods after the adoption of the new standard.

SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as financing cash flow, rather than as operating cash flow as previously required.

We expect that the application of SFAS 123(R) beginning January 1, 2006, will result in compensation expense of approximately $13.6 million (not including tax effects) for the year ended December 31, 2006, based on option grants outstanding at December 31, 2005, and giving effect to amortization expense related to the restricted shares issued to the Company’s Chief Executive Officer in August 2005.

Accounting Changes and Error Correction

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”), which requires retrospective application to prior periods’ financial statements for changes in accounting principle. SFAS 154 is effective for accounting changes made in its fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS 154 will have a material impact on its consolidated financial statements.

(D)  Research, Development, Patents and Licenses

Not applicable.

(E)  Trend Information

During the first two months of 2006, Atlantis, Paradise Island achieved an average occupancy of 81% and an ADR of $294, which compares to an average occupancy of 83% and an ADR of $284 during the same period in 2005. Atlantis, Paradise Island’s RevPAR of approximately $239 was $5 higher than the same period last year.

In the Atlantis Casino slot win was 7.6% for the first two months of 2006 as compared to 8.5% for the same period in 2005. Slot win decreased by 7.3% below the same period in 2005. Slot coin in was 3.7% higher while slot win decreased by $0.9 million. Table win for the first two months of 2006 increased by $1.0 million despite a decrease in table hold of 0.3%. Due to the normal volatility patterns experienced in the Atlantis Casino, particularly with table games, these results may not necessarily be indicative of continuing trends.

In addition, selling, general and administrative expenses for the first two months were higher than 2005 by $1.2 million primarily due to additional compensation costs related to the adoption of SFAS 123(R). Sales and marketing expense also exceeded the prior year by $1.4 million due to the timing of advertising and special events.

Future results will be driven by the Phase III expansion, which is on schedule for completion in April 2007.

Relinquishment fees and other fees earned by us from TCA were $38.8 million for the year ended December 31, 2005. We anticipate that relinquishment fees will be slightly higher for the year ending December 31, 2006 due to increases in Mohegan Sun revenues.

Corporate expenses were $43.8 million for the year ended December 31, 2005. We anticipate that these expenses will be higher in 2006 due to additional compensation costs and expense related to the adoption of SFAS 123(R).

(F)  Off-Balance Sheet Arrangements

At December 31, 2005, our off-balance sheet arrangements and other commitments were as follows:

(a)          Reethi Rah Commitment

At December 31, 2005, Reethi Rah had outstanding indebtedness that included $94.7 million and $6.8 million principal amount of subordinated development and operating loans, respectively, advanced by Kerzner. The total $101.5 million balance does not reflect the $27.8 million impairment charge recorded during the year ended December 31, 2005 as a result of an appraisal of the resort that indicated that the carrying amount of our subordinated notes receivable due from Reethi Rah was not fully recoverable. These loans were eliminated upon the consolidation of Reethi Rah as of May 1, 2005 in accordance with FIN 46R. In addition, the Company entered into a guarantee agreement with a third party financial institution (the “Lender”) that provides for the Company to guarantee certain amounts due to the Lender, such amounts not to exceed the lesser of (i) $6.0 million or (ii) the amount of principal and interest due but not paid to the Lender pursuant to a loan facility that Reethi Rah entered into in December 2004 for an aggregate amount equal to $50.0 million to be used towards the development of One&Only Maldives at Reethi Rah (“Reethi Rah Term Loan Facility”). The guarantee is effective for four years beginning May 1, 2005, the date at which One&Only Maldives at Reethi Rah commenced operations.

In addition, the Company entered into a credit arrangement with Reethi Rah that provides for operating loans over a four-year period with each annual loan amount equal to the difference between $6.0 million and Reethi Rah’s net operating income, as defined.

(b)         One&Only Kanuhura Guarantee ($10.7 million)

In connection with our purchase of a 25% initial equity interest in One&Only Kanuhura, we were required to guarantee certain obligations totaling $10.7 million to its other shareholders. We are not obligated under these guarantees unless the property’s senior bank debt agreement prevents available cash flow from being distributed to the shareholders, nor until One&Only Kanuhura repays certain senior debt owed. As of December 31, 2005, the amount of senior debt owed was

$2.3 million, excluding accrued interest. Our obligations under these guarantees expire when the underlying obligations are repaid. Upon having to satisfy these guarantees, we would be deemed to have made a loan to One&Only Kanuhura on the same terms of the underlying note that was satisfied.

(c)          Atlantis, The Palm Commitment ($55.0 million)

In connection with the financing for Atlantis, The Palm, we and Istithmar will provide, on a joint and several basis, additional sponsor support of up to $55.0 million with respect to cost overruns and post-completion debt service obligations. See “Liquidity and Capital Resources—Investing Activities” for further discussion on Atlantis, The Palm.

(d)         Morocco Commitment ($46.0 million)

With respect to the destination casino project in Morocco, we have entered into a joint venture agreement and related development and long-term management agreements with two local Moroccan companies. The joint venture agreement requires each party to provide equity based on the initially-estimated project cost of $230.0 million. Our component of the equity contribution as stated in the joint venture agreement is $46.0 million. Based on the current preliminary designs for the project, the budget is now anticipated to be approximately $300.0 million, although a more definitive amount will not be available until further detailed design work has been completed. As a result of the previously announced budget increase, both parties are working together to arrange debt and equity financing to fund the project. Although no assurances can be given at this time, we expect to reach agreement with our Moroccan partners on amended project documents and proceed with the project, subject to obtaining third party debt financing. During 2005, we expensed $2.0 million of non-capitalizable costs associated with the Morocco project. In addition, during 2005, we incurred $4.9 million of design and development costs that are included in construction in progress in the consolidated balance sheets. As of December 31, 2005, we had approximately $6.5 million capitalized with respect to design and development costs. If this project does not proceed, we will be required to write off these costs that have been capitalized. See “Item 4. The Properties—Destination Resorts—Morocco.”

(G)  Tabular Disclosure of Contractual Obligations

At December 31, 2005, we believe our contractual obligations, other than the guarantees and commitments described above, were as follows (in thousands):

Contractual Cash Obligations	2006	2007	2008	2009	2010	Thereafter	Total
6 ¾% Notes (a)	$27,000	$27,000	$27,000	$27,000	$27,000	$530,500	$665,500
2.375% Notes (b)	5,463	5,463	5,463	5,463	5,463	301,217	328,532
8 7/8% Notes (c)	143	143	143	143	143	1,758	2,473
Palmilla Notes*(d)	—	110,000	—	—	—	—	110,000
Amended Credit Facility (e)	—	—	—	—	—	—	—
Reethi Rah Term Loan Facility*(f)	5,000	5,000	5,000	5,000	5,000	22,200	47,200
Reethi Rah Loan (g)	1,439	1,649	944	—	—	—	4,032
Operating leases (h)	2,625	2,146	1,863	1,941	2,004	14,678	25,257
Reethi Rah land lease (i)	633	668	704	739	775	27,861	31,380
Capital leases (j)	1,287	1,071	1,000	1,084	—	—	4,442
Purchase obligations (k)	9,328	—	—	—	—	—	9,328
Atlantis, The Palm (l)	125,941	—	—	—	—	—	125,941
Paradise Island land purchase (l)	12,000	—	—	—	—	—	12,000
Phase III construction commitments (m)	186,224	32,863	—	—	—	—	219,087
Total contractual cash obligations	$377,083	$186,003	$42,117	$41,370	$40,385	$898,214	$1,585,172

* Obligations presented exclude interest commitment as amounts are subject to variable interest rates.

(a)          Balance represents amounts outstanding under our 6¾% Notes.

(b)         The 2.375% Notes are unsecured senior subordinated obligations and mature on April 15, 2024 unless they are converted, redeemed or repurchased before the maturity date. The 2.375% Notes may be converted into cash and Ordinary Shares at an initial conversion rate of 17.1703 shares per $1,000 principal amount in accordance with the terms of the indenture. This conversion rate is equal to a conversion price of approximately $58.24 per Ordinary Share. Upon conversion, all of the principal amount of the notes converted must be paid in cash. The aggregate principal amount of the 2.375% Notes is $230 million. The closing price of our Ordinary Shares was $68.75 on December 31, 2005 and $67.29 on February 28, 2006.

The 2.375% Notes are convertible, at the holder’s option, prior to the maturity date into cash and Ordinary Shares in the following circumstances:

•                  During any fiscal quarter commencing after the date of original issuance of the notes, if the closing sale price of our Ordinary Shares over a specified number of trading days during the previous quarter is more than 120% of the conversion price, or $69.89, of the notes;

•                  If the notes are called for redemption and the redemption has not yet occurred;

•                  During the five trading day period immediately after any five consecutive trading day period in which the trading price of the notes per $1,000 principal amount for each day of such period was less than 95% of the product of the closing sale price of our Ordinary Shares on such day multiplied by the number of our Ordinary Shares issuable upon conversion of $1,000 principal amount of the notes; or

•                  Upon the occurrence of specified corporate transactions.

(c)          Balance represents the remaining amounts outstanding under our 8 7/8% Senior Subordinated Notes.

(d)         In December 2004, One&Only Palmilla entered into the Palmilla Notes for $110.0 million. Interest on the Palmilla Notes is paid monthly at LIBOR plus 3.75%. In connection with the terms of the Palmilla Notes, One&Only Palmilla entered into an interest rate cap agreement, which caps LIBOR at 5%. The maximum contractual interest rate on the Palmilla Notes is 8.75%. The indenture governing the promissory notes provides recourse to Kerzner in the event certain representations and warranties are violated.

(e)          As of December 31, 2005, we had $644.6 million available under the Amended Credit Facility, after giving effect to the $5.4 million in letters of credit outstanding. There were no amounts outstanding under the Amended Credit Facility as of December 31, 2005. See “Item 4 Capital Structure, Amended Credit Facility” for discussion on terms of the Amended Credit Facility, including interest provisions.

(f)            On December 29, 2004, Reethi Rah entered into a facility agreement (the “Reethi Rah Term Loan Facility”) with a third party financial institution (the “Lender”). Under the Reethi Rah Term Loan Facility, the Lender agreed to make available to Reethi Rah a term loan facility in an aggregate amount equal to $50.0 million, which was used towards the development of One&Only Maldives at Reethi Rah. Loans under the Reethi Rah Term Loan Facility bear interest at (a) LIBOR plus 3.25% for the period up to and including May 1, 2005, (b) LIBOR plus 2.00% on the first $6.0 million of loans and LIBOR plus 3.25% on any other outstanding amounts above $6.0 million for the period from May 2, 2005 through May 1, 2009, and (c) LIBOR plus 3.25% from May 2, 2009 thereafter. Interest on outstanding loans is paid semi-annually on March 31 and September 30. Principal payments of $2.5 million are due semi-annually on June 30 and December 31 beginning December 31, 2005 through June 30, 2015. As of December 31, 2005, Reethi Rah had $47.2 million of loans outstanding under the Reethi Rah Term Loan Facility.

(g)         On December 1, 2002 Reethi Rah entered into a loan facility agreement (“Reethi Rah Loan”) with a syndicate of banks for a principal aggregate amount of up to $5.0 million. Amounts under the Reethi Rah Loan bear interest at 12% per annum. Principal and interest payments are due in monthly installments through January 31, 2008. As of December 31, 2005, Reethi Rah had $4.0 million outstanding under the Reethi Rah Loan.

(h)         As of December 31, 2005, operating leases were primarily office leases, in particular the lease related to the Company’s office in Plantation, Florida.

(i)             Reethi Rah has entered into a long-term land lease through 2030 with the Government of the Maldives for the land on which One&Only Maldives at Reethi Rah was constructed.

(j)             As of December 31, 2005, capital leases represented $4.0 million of machinery and equipment at One&Only Maldives at Reethi Rah and $0.4 million of leased equipment consisting primarily of golf carts at Atlantis, Paradise Island.

(k)          As of December 31, 2005, purchase obligations were primarily open purchase orders for hotel related provisions such as food, beverage and nonperishable goods. Purchase orders are primarily short-term in nature and generally do not exceed 90 days.

(l)             For further discussion of the funding requirements for Atlantis, The Palm and the Paradise Island land purchase, see “Liquidity and Capital Resources—Investing Activities.”

(m)       The Company has construction commitments of $219.1 million arising from the Phase III expansion.

In addition, the following contingent contractual obligation, the amount of which can not accurately be estimated, is not included in the table above:

•                  The operating agreement for the One&Only Palmilla joint venture between us and a subsidiary of GS Emerging Market Real Estate Fund, L.P., our joint venture partner, provides for a put right available to such subsidiary commencing in September 2005 and ending in September 2007 (subject to extension under certain conditions). The exercise of this put right could require us to make a cash payment of $36.3 million subject to increase based on certain adjustments to acquire our joint venture partner’s 50% interest in One&Only Palmilla.

It is anticipated that the Phase III expansion investment in The Bahamas will exceed $1.0 billion. Exclusive of the One&Only Ocean Club luxury villas, Harborside at Atlantis, The Residences at Atlantis, the Athol Golf Course and Ocean Club Residences & Marina, we expect our investment to be approximately $730.0 million, of which we have funded approximately $189.2 million through December 31, 2005.

Item 6.           Directors, Senior Management and Employees

(A)       Directors and Senior Management

The current directors of the Company are:

Name	Country of Citizenship	Director Since
Solomon Kerzner	South Africa	1993
Peter Buckley	United Kingdom	1994
Howard Marks	United States	1994
Eric Siegel	United States	1994
Heinrich von Rantzau	Germany	2001
Howard B. Kerzner	South Africa	2004
Hamed Kazim	United Arab Emirates	2004
Stephen M. Ross	United States	2005

The current officers of the Company are:

Name	Title	Age	Officer Since
Solomon Kerzner	Chairman of the Board of Directors	70	1993
Howard B. Kerzner	Chief Executive Officer and Director	42	1995
John R. Allison	Executive Vice President—Chief Financial Officer	59	1994
Richard M. Levine	Executive Vice President—General Counsel	44	2004

The officers serve indefinitely at the pleasure of the Board of Directors.

Solomon Kerzner, Chairman of the Board of Directors:  Mr. Kerzner has been our Chairman since October 1993. From October 1993 to June 1996, Mr. Kerzner served as our President and from October 1993 until December 2003, he served as our Chief Executive Officer. Mr. Kerzner is the Chairman of WLG, which, together with its affiliates, as of February 28, 2006, owned approximately 10.7% of our outstanding Ordinary Shares. Mr. Kerzner is one of the visionary leaders of the resort and gaming industries. Prior to founding Kerzner, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market segments by developing Sun City, located near Johannesburg, South Africa. Sun City features four hotels with approximately 1,300 rooms, an entertainment center, a 46-acre man-made lake for water sports and approximately 55,000 square feet of gaming space. In 1992, Sun City was expanded to include The Lost City, a themed resort that features a 350-room luxury hotel and a man-made jungle in which over one million trees were transplanted. Mr. Kerzner has been responsible for the development of 21 hotels and founded both of southern Africa’s largest hotel groups, Southern Sun Hotels and Sun International South Africa. We do not have any interest in any of the southern African properties developed by Mr. Kerzner. Mr. Kerzner is the father of Mr. Howard B. Kerzner.

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

Richard M. Levine, Executive Vice President—General Counsel:  Mr. Levine joined the Company in April 2004 as Executive Vice President and General Counsel. Mr. Levine began his legal career with the law firm of Cleary, Gottlieb, Steen & Hamilton and worked as an associate in both their New York and Tokyo offices. Mr. Levine subsequently joined Credit Suisse First Boston as the General Counsel for its Private Equity Division and most recently was General Counsel for a private equity firm, Hellman & Friedman, LLC.

Peter N. Buckley, Director:  Mr. Buckley has been a Director since April 1994. Mr. Buckley is also the Chairman of Caledonia (appointed 1994) and was the Chief Executive Officer of Caledonia from 1987 to 2002.  As of February 28, 2006, Caledonia beneficially owned approximately 8.3% of our Ordinary Shares.  He is also a non-executive Director of Close Brothers Group plc and Bristow Group Inc. (a NYSE listed company).

Hamed Kazim, Director:  Mr. Kazim has been a Director since December 8, 2004. Mr. Kazim served as the Managing Partner of Ernst & Young-Dubai until May 31, 2004 when he joined The Corporate Office as Group Chief Financial Officer and Head of The Corporate Office, which is owned by the Royal Family of Dubai. During 1999 and 2000, Mr. Kazim was seconded to Dubai Internet City as Chief Executive Officer to start the project. Mr. Kazim has also acted as an advisor to some of the largest groups in Dubai on various organizational and business issues.

Howard S. Marks, Director:  Mr. Marks has been a Director since April 1994. Mr. Marks is Chairman of Oaktree Capital Management, LLC, which manages funds in excess of $30.0 billion for institutional investors. Previously, Mr. Marks was employed by The TCW Group, Inc. where he became Chief Investment Officer for Domestic Fixed Income and President of its largest affiliate, TCW Asset Management Company.

Eric B. Siegel, Director:  Mr. Siegel has been a Director since April 1994. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P. Mr. Siegel is also a Director and Chairman of the Executive Committee of El Paso Electric Company (a NYSE-listed company) and is a Director of Ares Capital Corporation (a NASDAQ-listed company).

Heinrich von Rantzau, Director:  Mr. von Rantzau has been a Director since July 2001. Mr. von Rantzau is a principal of Cement Merchants SA, which as of February 28, 2006 beneficially owned approximately 5.9% of our Ordinary Shares, and an executive of Deutsche Afrika-Linien GmbH, Reederei John T. Essberger and VORA Schiffahrts-und Beteiligungsgesellschaft GmbH. Mr. von Rantzau is a board member of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and a member of the Trade Advisory Board of Germanischer Lloyd, Lloyd’s Register of Shipping and German National Committee.

Stephen M. Ross, Director. Mr. Ross has been a director since June 2005. Mr. Ross is Chairman, Chief Executive Officer and founder of The Related Companies, L.P., a developer, manager and financier of premier real estate properties, including the Time Warner Center in New York City. Mr. Ross is a founder and Chairman of CharterMac (a NYSE-listed company) and a Director of the Real Estate Board of New York and the Juvenile Diabetes Foundation. Mr. Ross is also Chairman of Equinox Holdings, Inc., which was acquired by The Related Companies, L.P., in December 2005.

We agreed to include in the slate of directors submitted by us to our shareholders for election one individual designated by each of WLG, Caledonia and CMS, subject to their retaining a minimum beneficial ownership of our Ordinary Shares. See “Item 7. Major Shareholders and Related Party Transactions, (B) Related Party Transactions—Registration Rights and Governance Agreement.”  Further, in connection with the strategic investment by Istithmar in our Ordinary Shares, we agreed to add a representative of Istithmar to our Board of Directors. As a result, Mr. Kazim took a seat on our Board of Directors. At such time, our Board of Directors also decided to add an additional seat on our Board of Directors, which was taken by our Chief Executive Officer, Butch Kerzner.

(B)       Compensation

The aggregate cash compensation for our directors and officers, including salaries, bonuses and benefits in kind granted, for the year ended December 31, 2005 was $6.7 million. None of the directors or officers participates in a pension plan. We do not set aside any amounts for pension or retirement benefits for any of our directors or officers.

Effective from January 1, 2001, we have a bonus plan whereby our employees, including officers, will qualify for bonuses if we attain either certain levels of earnings or earnings per share, and such bonuses are calculated as a percentage of each individual’s salary. Such percentage is based on, among other things, each employee’s level of responsibility. Bonuses paid to our officers under this bonus plan could reach a maximum of 100% of the respective employee’s base salary in 2005. Bonuses ranging from 45.3% to 75.5% were granted in 2005.

We adopted stock option plans for our employees, officers and directors in 1995 (the “1995 Plan”), in 1997 (the “1997 Plan”) and in 2000 (the “2000 Plan”) that provide for the issuance of options to acquire an aggregate of 7,500,000 Ordinary Shares. As of December 31, 2003, all available options under those plans had been granted. In connection with the acquisition in December 1996 of Sun International North America, Inc. (formerly Griffin Gaming & Entertainment, Inc.), we assumed the Griffin Gaming & Entertainment, Inc. 1994 Stock Option Plan (the “Griffin Plan”) and the options that were outstanding under the Griffin Plan at the time the acquisition was consummated. In addition, in 2003, we adopted a stock incentive plan (the “2003 Plan”) that provides for the issuance of an aggregate of 3,000,000 Ordinary Shares in connection with awards of stock options, restricted stock and other stock-based awards. On December 13, 2005, we adopted a new stock incentive plan (the “2005 Plan”) that provides for the issuance of an aggregate of 2,000,000 Ordinary Shares in connection with awards of stock appreciation rights (“SARs”), stock options, restricted stock and other stock-based awards. As of the adoption of the 2005 Plan, awards with respect to 213,374 Ordinary Shares remained available to grant under the 2003 Plan.

All options issued under the 1995 Plan, the 1997 Plan and the Griffin Plan had already vested and become exercisable as of February 28, 2006. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of the options, and thereafter in installments of one third per year over a two-year period. The 2003 Plan and the 2005 Plan provide generally for options to become exercisable 25% per year on each of the first four anniversaries of the date of grant, and for restricted stock to become vested in three equal installments on each of the second, third and fourth anniversaries of the date of grant. Options granted under the Plans generally have a term of ten years from the date of grant (except that options granted under the 2003 Plan and the 2005 Plan generally have a term of seven years from the date of grant) and, unless otherwise specifically provided by the compensation committee, the option prices are equal to the fair market value per Ordinary Share on the date of grant. SARs granted under the 2005 Plan generally have a term of seven years from the date of grant and generally become vested in installments of 25% per year on each of the first four anniversaries of the date of grant and, unless otherwise specifically provided by the compensation committee, are granted at an exercise price equal to the fair market value per Ordinary Share on the date of grant. Consultants may also be granted awards under the 2003 Plan and the 2005 Plan. Nonqualified stock options may be transferred to trusts with respect to which any such participants are beneficiaries and to corporations or to other entities controlled by such participants.

In August 2005, the Company entered into a Restricted Stock Agreement (the “Restricted Stock Agreement”) with Butch Kerzner, pursuant to which the Company granted Butch Kerzner 500,000 restricted Ordinary Shares under the 2003 Plan (the “Restricted Shares”). This long-term arrangement does not provide for vesting of any of the granted shares until 2009 at the earliest and postpones the vesting of the final tranche of granted shares until not earlier than 2011, except in limited circumstances that relate to a termination of Butch Kerzner’s employment or the occurrence of a change of control of the Company. In addition, in all cases, the vesting of the granted shares is subject to achievement of specified target stock prices (other than in the event of a change of control, in which case the vesting is based upon a deal price above a threshold rather than the more customary automatic vesting of granted shares irrespective of price). In addition, prior to vesting, the Restricted Shares must be voted by Butch Kerzner in accordance with the recommendations of the Company’s Board of Directors or, in the event that the Board of Directors does not make a recommendation, in the same proportion as all other Ordinary Shares of the Company. This summary is qualified in its entirety by reference to the particular provisions of the Restricted Stock Agreement, which was filed with the SEC as Exhibit 4.1 to our Form 6-K filed August 5, 2005.

During 2005, we did not grant any stock options and granted 500,000 restricted Ordinary Shares to our directors and officers pursuant to the 2003 Plan (as described in the preceding paragraph) and no stock options, SARs or restricted Ordinary Shares were granted under the 2005 Plan to our directors and officers.

As of February 28, 2006, total options to acquire 2,533,382 Ordinary Shares were outstanding, of which 742,382 were exercisable as of that date. As of February 28, 2006, 105,500 total SARs were outstanding, of which zero were vested as of that date. As of February 28, 2006, a total of 1,082,930 restricted shares had been granted under our Plans, of which 41,484 had vested as of that date and 1,041,446 remained subject to vesting conditions. As of February 28, 2006, our officers and directors, as a group, held options to acquire approximately 111,667

Ordinary Shares (excluding options held by The Kerzner Family Trust and Butch Kerzner), of which options to acquire approximately 63,667 Ordinary Shares are currently exercisable. Our officers and directors also held approximately 16,000 SARs, of which zero are currently vested, and 30,667 restricted Ordinary Shares (excluding restricted Ordinary Shares held by The Kerzner Family Trust and Butch Kerzner). The options outstanding held by the officers and directors as of February 28, 2006 (excluding options held by The Kerzner Family Trust and Butch Kerzner), were granted at exercise prices ranging from $20.07 to $57.31. The expiration dates for these options range from December 11, 2010 to December 26, 2012. The outstanding SARs held by the officers and directors as of February 28, 2006, (excluding SARs held by The Kerzner Family Trust and Butch Kerzner) were granted at the exercise price of $66.70 and have an expiration date of January 27, 2013. For a description of options and restricted shares held by The Kerzner Family Trust and Butch Kerzner, see “Share Ownership”.

(C)       Board Practices

In connection with the strategic investment in our Ordinary Shares by Istithmar, we agreed to add a representative of Istithmar to our Board of Directors. Following receipt of the necessary regulatory approval on December 8, 2004, Mr. Kazim, a representative of Istithmar, took a seat on our Board of Directors. Butch Kerzner, our Chief Executive Officer, simultaneously joined our Board of Directors. Following the decision by our Board of Directors on May 12, 2005 to increase the number of directors from seven to eight, Mr. Ross was added to our Board of Directors. At our July 19, 2005 annual general meeting, our directors, consisting of Mr. S. Kerzner, Butch Kerzner, Mr. Buckley, Mr.  Kazim, Mr. Marks, Mr. Ross, Mr. Siegel and Mr. von Rantzau, were elected to terms set to expire at our next annual general meeting.

Our Board of Directors has appointed an audit committee of the Board of Directors consisting of Mr. Siegel, Mr. Buckley, Mr. Marks and Mr. von Rantzau, and Mr. Siegel is the Chairman of the audit committee. Deloitte & Touche LLP, the Company’s independent registered public accounting firm, has full and free access to meet with the audit committee, without management representatives present, to discuss the results of the audit, the adequacy of internal controls and the quality of financial reporting. The primary function of the audit committee is to assist our Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the shareholders and others, the systems of internal controls that our management and Board of Directors have established and the audit process. The audit committee of our Board of Directors reviews the selection of our independent registered public accounting firm each year. The audit committee convenes at least eight times per year. The Audit Committee Charter can be found as Exhibit 11.1(a) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2003, filed on March 30, 2004 and the Amended and Restated Audit Committee Charter can be found as Exhibit 11.1(b) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2004, filed on March 30, 2005.

We also have a compensation committee consisting of Mr. Siegel, Mr. Buckley, Mr. Marks and Mr. von Rantzau, and Mr. Siegel is the Chairman of the compensation committee. The compensation committee is mandated to review and adopt our executive compensation plans and policies, including the adoption of stock incentive plans and the granting of options and restricted stock to senior executives thereunder.

We do not have service contracts with any of our directors.

Corporate Governance Standards

Pursuant to home country practices exemptions granted to us by the NYSE, we are permitted to follow certain corporate governance practices complying with relevant Bahamian laws, which are different from those required by U.S. domestic companies under the NYSE’s listing standards. The NYSE rules and our current practices relating to corporate governance have the following significant differences:

Independent Directors. The NYSE requires that domestic-listed companies have at least a majority of independent directors on their boards, make affirmative determinations of independence and have regularly-scheduled meetings of non-management directors without management participation. As a foreign private issuer, we are not required to satisfy this listing standard. We have not made any determination as to whether a majority of our directors meet the independence requirements set forth in the NYSE listing standards and we do not have regularly-scheduled meetings of non-management directors.

Audit Committee. The NYSE requires that a listed company have an audit committee consisting of at least three independent directors, one of which must have accounting or related financial management expertise, and that the audit committee be charged with the responsibility of selecting, monitoring and communicating with the outside auditor of the Company. None of our audit committee members is qualified as a financial expert pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and Regulation S-K Item 401(h)(2); however, we believe that our audit committee has the aggregate experience and sophistication to provide financial expertise as a group.

Nominating/Corporate Governance and Compensation Committees. The NYSE requires that domestic-listed companies must have a board committee composed entirely of independent directors that perform certain nominating and corporate governance functions. We do not have a nominating and corporate governance committee, although we do convene an ad hoc independent committee to review and select new candidates for board positions. The NYSE also requires that domestic-listed companies must have a board committee composed entirely of independent directors that perform certain compensation-related functions. As a foreign private issuer, we are not required to satisfy these listing standards. We have a compensation committee, but have not made any determination as to whether the directors who constitute the committee meet the independence requirements set forth in the NYSE listing standards.

Certifications. The NYSE requires that a listed Company’s chief executive officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. As a foreign private issuer, our Chief Executive Officer is not required to make this certification.

Corporate Governance Guidelines. The NYSE requires that domestic-listed companies adopt detailed corporate governance guidelines. As a foreign private issuer, we are not required to adopt, and have not adopted, such guidelines.

Shareholder Approval Policy. Pursuant to the amendment to the corporate governance standards that was approved by the Securities and Exchange Commission on June 30, 2003, the NYSE requires, with limited exceptions, that shareholder approval be obtained with respect to any equity-compensation plan, which is generally defined as a plan or other arrangement that provides for the delivery of equity securities (either newly-issued or treasury shares) of the listed company to any employee, director or other service provider as compensation for services. We follow Bahamian laws that do not apply specific rules to equity compensation plans; they are considered an issue of shares which does not require shareholder approval.

The NYSE also requires that, with certain exceptions specified in its rules, shareholder approval be obtained prior to issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds either 1% of the number of shares of common stock or 1% voting power outstanding before the issuance, (2) in any transaction or series of related transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. We follow Bahamian laws which do not require shareholder approval with respect to the issuance of common stock or securities convertible into or exercisable for common stock. Under Bahamian laws, these are considered an issuance of shares which does not require shareholder approval.

On June 6, 2002, the Corporate Accountability and Listing Standards Committee of the NYSE issued a report recommending that the Exchange adopt significant changes to its corporate governance listing standards. On August 16, 2002, the NYSE filed with the Securities and Exchange Commission proposed changes to its corporate governance standards, which reflect the findings of the Committee. The areas of corporate governance covered by the proposed changes include the definition and role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity-compensation plans and annual certifications by chief executive officers. On June 30, 2003, the Securities and Exchange Commission approved the portion of the proposed corporate governance standards relating to shareholder approval of equity-compensation plans, which is described under “Shareholder Approval Policy” above. Also, in light of the promulgation by the Securities and Exchange Commission of Rule 10A-3 pursuant to Section 301 of the Sarbanes-Oxley Act, on April 4, 2003, the NYSE filed with the Securities and Exchange Commission an amendment to the remainder of its proposed rule changes in order to reflect the requirements of Rule 10A-3. That portion of the proposed rule changes, as amended, became effective upon the Securities and Exchange Commission’s approval on November 4, 2003.

The rules generally continue to grant home country practices exemptions to foreign private issuers listed on the NYSE, including us, but, pursuant to the requirements of Rule 10A-3, those provisions of the amended corporate governance standards that implement the requirements of Rule 10A-3 are applicable to listed foreign private issuers. Among such requirements, a foreign private issuer listed on the NYSE is now required to have an audit committee consisting of at least three directors all of whom must be independent under the standards set forth in paragraph (b) of Rule 10A-3, and the audit committee will be required to be directly responsible for the appointment, compensation, retention and oversight of the work of the accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, unless one or more of the exemptions set forth in Rule 10A-3 apply. These new corporate governance standards of the NYSE became applicable to foreign private issuers listed on the NYSE on July 31, 2005. The Company has taken appropriate steps with respect to its corporate governance system so that its audit committee satisfies the requirements set forth in Rule 10A-3.

Certain Takeover Considerations. Under Bahamian law and as permitted by our Restated Articles of Association (the “Articles”), our Board of Directors may amend the Articles without shareholder approval. As a result, the Board of Directors has the power to adopt charter provisions that would prevent or impede a change in control of the Company, such as a restriction on transfers of shares that would result in the ownership of any shareholder or group of shareholders exceeding a specified threshold. In addition, our Articles currently provide that a person is eligible for election to our Board of Directors only if nominated by the Board of Directors. As a result, under our Articles as they currently are in effect it would not be possible for a stockholder to conduct a proxy fight to replace incumbent directors.

Our shareholders may, however, by a majority vote of the shareholders at any meeting where a quorum (holders of more than 50% of the outstanding Ordinary Shares) is present, amend the Articles without the need for prior Board of Director approval. Accordingly, the existing need for Board of Directors approval of nominees for director or any anti-takeover provisions added by the Board of Directors to our Articles could be deleted over the objection of the Board of Directors if the requisite vote of shareholders could be obtained. Our Articles currently provide that a special shareholders meeting can be called by the holders of 10% or more of our Ordinary Shares. The Board of Directors could amend this provision, subject to the requirements of Bahamian corporate law that holders of 50% or more of the Ordinary Shares of a Bahamian company can convene a special meeting regardless of any charter provision to the contrary. Finally, our Articles provide that any special business can be addressed at our Annual General Meeting only if the general nature of such business is included in the notice of the meeting. Special business is defined as any business other than approving a dividend or our accounts and election of directors and officers. Under our existing Articles, shareholders are not able to compel any particular business to be included in the notice of our Annual General Meeting over the objection of the Board of Directors. The need for such notice is not a requirement of Bahamian law, and this provision could be modified or eliminated by the requisite vote of holders of our Ordinary Shares at a special shareholders meeting called for that purpose or an Annual General Meeting where consideration of such an amendment was included in the notice of the meeting.

In addition, we believe the under Bahamian law the Board of Directors has the authority to adopt a shareholder rights plan comparable to those in place in many United States companies. It is not clear whether or not Bahamian courts would follow United States precedents regarding the administration of a shareholder rights plan.

The foregoing is provided as a general summary of certain provisions of Bahamian law and our Articles that could be relevant in the context of a contested takeover. It does not purport to address all the significant issues that could arise under Bahamian law or our Articles in such an event.

(D)       Employees

Set forth below is a table showing the approximate total number of employees at our consolidated properties worldwide by geographic location for the periods indicated.

	At December 31,
	2005	2004	2003

The Bahamas	6,456	5,803	5,785
United States	455	420	425
Other	1,663	147	75

Total:	8,574	6,370	6,285

In addition to the above, as of December 31, 2005, we had approximately 4,800 employees under management at our One&Only and other managed properties in Mauritius, Dubai, the Maldives and the Bahamas. We do not employ a significant number of temporary workers.

Union Contract Arrangements

In The Bahamas, as of December 31, 2005, approximately 4,200 of our employees were represented by The Bahamas Hotel, Catering and Allied Workers Union. Kerzner International Bahamas Limited participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area. The association has signed a new contract with the union that will expire on January 7, 2008. Labor relations in The Bahamas have been unstable at times with occasional work stoppages occurring not only at Atlantis, Paradise Island, but also at publicly-run entities such as the Bahamian Electric Corporation and Bahamas Telephone Company. As the country’s largest private employer, we are sometimes the target of labor disputes. See “Item 3. Key Information, (D) Risk Factors—Work stoppages and other labor disputes could harm our financial condition and results of operations.”

At One&Only Palmilla in Mexico, as of December 31, 2005, approximately 537 of our employees were represented by the Sindicato De Trabajadores de la Industria Hotelera, Gastronomica y Conexos de la Republica Mexicana - Seccion 70. Approximately 477 of these employees are hotel employees and approximately 60 of these employees are golf employees. Under the contracts, salary levels are renewed each year and all other contract terms are renewed every other year. The Company expects to renew the salary levels relating to the hotel employees by July 1, 2006 and those relating to the golf employees by September 1, 2006. The Company expects to renew all other contract terms for hotel and golf employees by July 1, 2007 and September 1, 2007, respectively. The Company believes that its relations with these employees are good.

(E)         Share Ownership

As of February 28, 2006, the Kerzner Family Trust, which is a trust controlled by Mr. S. Kerzner, held 750,000 options, all of which were transferred to the trust by Mr. S. Kerzner. Such options consist of (i) zero vested and exercisable options and (ii) 750,000 unexercisable and unvested options with an exercise price of $36.86 and an expiration date of December 11, 2010. As of February 28, 2006, Butch Kerzner holds 500,000 Restricted Shares, as described above, and 750,000 unexercisable and unvested options with an exercise price of $36.86 and an expiration date of December 11, 2010. As of February 28, 2006, WLG, an entity controlled by the Kerzner Family Trust, had the right to vote approximately 10.7% of our Ordinary Shares (which includes 3,795,794 Ordinary Shares held by WLG and 116,225 Ordinary Shares over which WLG has the right to vote through certain proxy arrangements with Kersaf). See table in “Item 7. Major Shareholders and Related Party Transactions, (A) Major Shareholders—Restructuring of Relationship with Majority Shareholder.”  Familienstiftung Von Rantzau-Essberger, a family trust of Mr. von Rantzau, is the sole shareholder of CMS which beneficially owns 2,159,193 Ordinary Shares. See table in “Item 7. Major Shareholders and Related Party Transactions, (A) Major Shareholders.” Each of our other directors and officers beneficially owns less than 1% of outstanding Ordinary Shares.

For a description of options granted to our directors, executive officers and other key employees, see “(B) Compensation” above.

Item 7.           Major Shareholders and Related Party Transactions

(A)       Major Shareholders

As of February 28, 2006, we had 36,726,911 Ordinary Shares outstanding. The following table sets forth certain information as of February 28, 2006 (or certain other dates, to the extent indicated below), regarding the beneficial ownership of our Ordinary Shares by:  (i) any person who is known to us to be the owner of more than 5% of any class of our voting securities and (ii) our directors and officers as a group. Due to the arrangements described below, certain of our Ordinary Shares are beneficially owned by several parties.

Beneficial Owner	Number of Shares		Percent of Shares
Caledonia Investments plc (“Caledonia”)	3,038,518	(1)	8.3
Istithmar PJSC (“Istithmar”)	4,500,000	(2)	12.3
World Leisure Group Limited (“WLG”)	3,912,019	(3)	10.7
Royale Resorts International Limited (“Kersaf”)	317,134	(4), (6)	0.9
Baron Capital Group, Inc. (“Baron”)	5,813,945	(5)	15.8
Cement Merchants SA (“CMS”)	2,159,193	(6), (7)	5.9
FMR Corp.	4,919,384	(8)	13.4
Emminence Capital, LLC (“Emminence”)	2,240,000	(9)	6.1
Directors and officers as a group (excluding shares beneficially owned by the Kerzner Family Trust (10))	*		*

* Less than 5% of outstanding voting securities.

(1)          Consists of:  (i) 2,922,293 Ordinary Shares held by Caledonia (based upon information contained in the Schedule 13D/A filed by Caledonia on June 24, 2005) and (ii) 116,225 Ordinary Shares over which Caledonia has a proxy (see Note 4 below).

(2)          Based upon information contained in the Schedule 13D/A filed by Istithmar on August 10, 2004. Istithmar is an entity indirectly wholly-owned by the Royal Family of Dubai.

(3)          Consists of:  (i) 3,795,794 Ordinary Shares held for the account of WLG (based upon information contained in the Schedule 13D/A filed by Mr. S. Kerzner on June 20, 2005 and Form 144s filed by Mr. S. Kerzner and Butch Kerzner) and (ii) 116,225 Ordinary Shares over which WLG has a proxy (see Note 4 below). The Kerzner Family Trust is controlled by Mr. S. Kerzner.

(4)          Consists of 317,134 Ordinary Shares held by Royale Resorts International Limited (“RRIL”) and Royale Resorts Holdings Limited (“RRHL”), a wholly-owned subsidiary of RRIL, each of which companies are jointly owned by Kersaf and CMS (73.3% by Kersaf and 26.7% by CMS).

Kersaf does not have any voting rights with respect to its Ordinary Shares of the Company. In connection with the July 2001 restructuring of our majority shareholder, Kersaf and certain of its affiliates granted irrevocable proxies, in varying amounts, to vote all of its Ordinary Shares to Caledonia, WLG and CMS (the “Kersaf Proxy Shares”). Therefore, the amounts presented in this table for Caledonia and WLG each include 116,225 of the Kersaf Proxy Shares. The amounts presented in this table for CMS include the remaining 84,684 of Kersaf Proxy Shares.

(5)          Based upon information contained in the Schedule 13G/A filed by Baron on February 14, 2006.

(6)          Amounts presented in this table reflect the beneficial ownership by each of Kersaf and CMS of the 317,134 Ordinary Shares held by RRIL and RRHL; Kersaf and CMS share dispositive power over the 317,134 Ordinary Shares held by RRHL and RRIL due to their joint ownership of RRHL and RRIL.

In addition, pursuant to an agreement entered in July 2001, RRHL and RRIL granted to CMS an option to purchase all or a portion of 1,150,000 of our Ordinary Shares then held by RRHL and RRIL. The number of Ordinary Shares subject to this option is currently 84,684 Ordinary Shares. This option expires on July 2, 2006. Amounts presented in this table treat all of the Ordinary Shares subject to this option as being beneficially owned by both Kersaf and CMS, both due to the shared rights of disposition described in the preceding paragraph and the option.

(7)          Consists of:  (i) 1,842,059 Ordinary Shares held by CMS and (ii) 317,134 Ordinary Shares held by RRHL and RRIL over which CMS and Kersaf share dispositive power as discussed in Note 6 above, which shares include 84,684 Kersaf Proxy Shares as defined and discussed in Note 4 above. Based upon information contained in the Schedule 13D/A filed by CMS on February 23, 2006.

(8)          Based upon information contained in the Schedule 13G/A filed by FMR Corp. and certain affiliates on February 14, 2006.

(9)          Based upon information contained in the Schedule 13D filed by Eminence on February 6, 2006.

(10)    If the directors and officers as a group were to exercise their vested options, they would own 0.2% of the Ordinary Shares outstanding as of February 28, 2006 (excluding shares beneficially owned by the Kerzner Family Trust).

As of February 28, 2006, we had approximately 705 holders of record of approximately 36.7 million Ordinary Shares, excluding 7.1 million Ordinary Shares held as treasury stock. As of February 28, 2006, there were an estimated 646 U.S. holders of record holding approximately 90% of our Ordinary Shares. Certain of these Ordinary Shares are beneficially owned by holders located outside of the United States.

All of our Ordinary Shares have the same voting rights.

The amounts reflected in this “Major Shareholders” section are compiled and derived from SEC filings by each of Caledonia, Istithmar, Kersaf, Baron, CMS, FMR Corp. and Eminence and other sources.

In April 2004, the Company issued $230.0 million principal amount of 2.375% Notes due 2024 which, after related issuance costs, resulted in net proceeds of approximately $223.7 million. The 2.375% Notes are unsecured senior subordinated obligations and mature on April 5, 2024, unless they are converted, redeemed or repurchased before the maturity date. The 2.375% Notes may be converted into cash and Ordinary Shares at an initial conversion rate of 17.1703 shares per $1,000 principal amount in accordance with the terms of the indenture. This conversion rate is equal to a conversion price of approximately $58.24 per Ordinary Share.

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

•                  CMS, a partner in Kersaf’s hotel, casino and resort management activities in southern Africa, obtained options to purchase a portion of our Ordinary Shares owned by Kersaf. As part of the restructuring agreements, Mr. von Rantzau, a principal of CMS, joined our Board of Directors.

•                  Kersaf, Caledonia and WLG agreed to certain standstill provisions through June 2006 pursuant to which each of them would refrain from proposing or consummating certain extraordinary corporate transactions involving us, including any merger or the sale of substantially all of our assets. See below “Registration Rights and Governance Agreement.”

•                  Pursuant to a registration rights and governance agreement, we granted certain registration rights to Kersaf, Caledonia, WLG, CMS and certain of their respective affiliates, and Kersaf agreed to sell not less than 2.0 million of our Ordinary Shares in a registered public offering before June 30, 2002 (which date was subsequently extended to February 28, 2003), subject to certain extensions. Kersaf satisfied this obligation by completing the sale of 2.3 million Ordinary Shares of Kerzner (the “Kersaf Offering”) in a registered public offering, using securities registered under the Universal Shelf on December 18, 2002. See below “Global Settlement.”

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

•                  Each of Kersaf, Caledonia, CMS and WLG were granted the right to sell certain of their holdings of our Ordinary Shares through our brokers in open market transactions.

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

Harborside at Atlantis

In 2000, we entered into a series of promissory notes with Harborside at Atlantis to fund 50% of the construction cost of the timeshare units on Paradise Island in The Bahamas. These notes amounted to $5.0 million at December 31, 2005. The largest amount of loans outstanding at any one time to Harborside at Atlantis was $25.0 million during 2001. We earn interest on these advances at an average weighted rate equal to one-month

LIBOR plus 250 basis points, which was 5.9% at December 31, 2005. The loans were made simultaneously with loans from Starwood, which mirror the amounts, terms and conditions of our loans. Our loans and the Starwood loans are pari passu with respect to payments of principal and accrued interest and such payments will be made in cash, as it is available from the sale of timeshare units.

We provide marketing, administrative and development services to Harborside at Atlantis from which we earned fees of $3.7 million, $2.8 million and $1.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Management Services and Fees

We provide development, management and marketing services to SRL, a Mauritius company in which we own a 20.4% equity interest, and to all resorts owned by SRL through 2023. The management services we provide to SRL are subcontracted to Kerzner by One&Only Management, a company owned 75% by us and 25% by SRL as of January 1, 2006. We provide all development and marketing services to SRL and receive fees for providing such services.

We assigned to One&Only Management the management agreement for One&Only Kanuhura and One&Only Maldives at Reethi Rah, each a Maldives company, in which we initially owned a 25% equity interest and a 0% interest, respectively. As of January 1, 2005, our ownership interest in One&Only Kanuhura further decreased to 18.75% and SRL’s interest increased to 6.25%, as SRL purchased an additional 1.25% interest from us. Pursuant to an additional subcontract arrangement with One&Only Management, we provide comprehensive management services to One&Only Kanuhura and One&Only Maldives at Reethi Rah. The terms of the management agreement run concurrent with the terms of a lease between One&Only Kanuhura and the government of the Maldives to lease One&Only Kanuhura. That lease expires in 2026 and is subject to extension. Similar to our agreements in Mauritius, we provide all development and marketing services to One&Only Kanuhura.

We provide management services to One&Only Palmilla, a deluxe, five-star property located near Cabo San Lucas. In connection with the purchase of our 50% ownership interest in One&Only Palmilla, we entered into long-term management and development agreements related to the property that will expire in 2022.

We provide management services to One&Only Royal Mirage, a luxury 466-room hotel in Dubai, pursuant to a long-term management agreement with the Government of Dubai that will expire in 2019.

In June 2002, we entered into management and development agreements for One&Only Maldives at Reethi Rah, a 130-room luxury resort on North Male Atoll in the Maldives that opened on May 1, 2005. The management and development agreements related to this property are co-terminus with the owner’s lease, which expires in 2030. SRL’s board of directors has approved the exercise of its right to participate on a proportionate basis (SRL’s participation is 25%) with us in connection with One&Only Maldives at Reethi Rah. We have transferred the management agreement for One&Only Maldives at Reethi Rah to One&Only Management. See “Item 5. Operating and Financial Review and Prospects, (F) Off-Balance Sheet Arrangements” for further information.

We provide management services to Harborside at Atlantis, a joint venture in which we own a 50% equity interest.

We also have management, development and/or marketing agreements with respect to Atlantis, The Palm (see “Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, The Palm”). As of December 31, 2005, we had not recognized any management, development or marketing fees associated with this project, other than $0.9 million in development fees.

Office Lease

Effective February 2002, we entered into a lease agreement with Tennyson Properties Limited, which we believe was an arm’s length transaction, whereby we are leasing office space in Buckinghamshire in the United Kingdom for a period of 15 years. The annual rent is approximately £205,000 (which was the equivalent of approximately $353,000 at December 31, 2005) and is subject to increase every five years to the current fair market value. Tennyson Properties Limited is owned by a family trust established by Mr. S. Kerzner.

Long-Term Contract Fees

As part of the restructuring of our then majority shareholder, SIIL, Kersaf agreed to pay us $32.1 million in December 2002. Of this amount, $11.2 million (which represents the future payments that were to be received over the term of the underlying agreements from 2006 to 2008) was classified as deferred revenue as of December 31, 2005. This long-term contract fee payment was established at $2.4 million in 1994 and increased at a rate of 3.3% per year and was paid annually. We received our last payment on December 2, 2002, and pursuant to the settlement agreement with Kersaf, described above in “Global Settlement,” Kersaf’s obligation to make payments was terminated effective as of that date. See Note 20—Gain on Settlement of Territorial and Other Disputes in the accompanying consolidated financial statements.

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

Trademark Litigation

On January 27, 2006, we filed a complaint in the United States District Court, District of Nevada, against Monarch Casino & Resort, Inc. and Golden Road Motor Inn, Inc. (collectively, “Monarch”) alleging, inter alia, that Monarch has no right to use the mark “Atlantis” in connection with casino services in Las Vegas, Nevada and that its assertions that it has trademark rights for the “Atlantis” mark throughout the State of Nevada infringes on certain of our United States registered “Atlantis” trademark rights. The complaint seeks both injunctive relief and damages. In the action, we seek a declaratory judgment pursuant to Sections 32(1), 43(A) and 43(C) of the Trademark Act of 1946 (the “Lanham Act”) that Monarch’s use of the “Atlantis” mark in Las Vegas would constitute infringement of our registered trademark and result in consumer confusion and a dilution of our “Atlantis” trademark. In addition to the Lanham Act claims, our complaint alleges common law trademark infringement and dilution under Nevada law.

On February 14, 2006, we filed an amended complaint alleging further that Monarch’s conduct constituted deceptive trade practices in violation of Sections 41.600 and 598.0915 of the Nevada Revised Statutes.

On February 16, 2006, Monarch filed a motion to transfer venue from Las Vegas, Nevada to Reno, Nevada, which we have opposed. On February 24, 2006, Monarch filed an answer and counterclaim. In its counterclaim, Monarch brings claims for (1) cancellation of our United States “Atlantis” trademark registration for casino services; (2) breach of a 1996 license agreement that was entered into by Monarch with Atlantis Lodge, Inc. (“Lodge”), and later assigned from Lodge to us; (3) a declaration that we have infringed upon Monarch’s trademark rights; and (4) a declaration that we have engaged in deceptive trade practices in violation of Nevada law. We believe the counterclaims to be without merit and intend to vigorously defend them.

Class Action Complaint

On March 23, 2006, a complaint was filed in Los Angeles Superior Court seeking to enjoin the sale of the Company to an investor group as described under “Item 4. Information on the Company—Recent Developments”. The complaint purports to be a class action on behalf of the Company’s public shareholders. It names us and all our directors as defendants, and alleges that the defendants have breached their fiduciary duties to the Company’s public shareholders and are pursuing an unlawful plan to cash them out for grossly inadequate compensation. We believe the complaint is completely without merit and intend to contest vigorously all its allegations of improper conduct.

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

(B)       Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2005.

Item 9.           The Offer and Listing

(A)       Offer and Listing Details

The Ordinary Shares do not trade on any foreign exchange. The Ordinary Shares have been listed and traded on the New York Stock Exchange (“NYSE”) since March 1, 1996. On February 28, 2006, the closing price of our Ordinary Shares on the NYSE was $67.29.

The following tables set forth the range of high and low closing sale prices of the Ordinary Shares as reported on the NYSE during the periods shown.

For the year:

	High	Low
2005	$69.81	$53.04
2004	62.75	38.47
2003	39.02	19.37
2002	31.20	18.80
2001	28.50	17.13

For the quarter:

		High	Low
2005:	4th quarter	$69.81	$53.04
	3rd quarter	61.26	53.59
	2nd quarter	61.95	54.32
	1st quarter	66.90	56.05

2004:	4th quarter	$62.75	$44.50
	3rd quarter	48.04	42.00
	2nd quarter	47.56	41.41
	1st quarter	46.46	38.47

For the month:

	High	Low
2006 February	$68.20	$64.38
2006 January	70.00	65.24
2005 December	69.81	65.80
2005 November	65.01	58.74
2005 October	58.35	53.04
2005 September	58.55	53.59

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

(B)       Memorandum and Articles of Association

On March 24, 2005, the Company amended and restated its Articles of Association including, in part, the provisions of Article 93 related to circumstances and procedures pursuant to which the Company may force a Company securities holder who has been found disqualified by a Gaming Authority with jurisdiction over the Company to dispose of its securities. A copy of our Amended and Restated Articles of Association was filed as Exhibit 1.1(b) to our Form 20-F for the year ended December 31, 2004, filed on March 31, 2005 in file number 1-04226.

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

2.375% Convertible Senior Subordinated Notes Indenture

In April 2004, Kerzner issued $230.0 million principal amount of 2.375% Notes due 2024 which, after related issuance costs, resulted in net proceeds of approximately $223.7 million. All of the proceeds received from the issuance of the 2.375% Notes will be used to fund future capital expenditures and for general corporate purposes.

The 2.375% Notes may be converted into cash and Ordinary Shares at an initial conversion rate of 17.1703 shares per $1,000 principal amount in accordance with the terms of the indenture. This conversion rate is equal to a conversion price of approximately $58.24 per Ordinary Share.

The 2.375% Notes, which are unsecured obligations, are not guaranteed by any of Kerzner’s subsidiaries and therefore are effectively subordinated to the subsidiary guarantees of the 8 7/8% Senior Subordinated Notes. Interest on the 2.375% Notes is payable semi-annually and commenced on October 15, 2004.

6¾% Senior Subordinated Notes Indenture

On September 22, 2005, Kerzner issued $400.0 million principal amount of 6¾% senior subordinated notes due 2015, which, after debt issuance costs, resulted in net proceeds of approximately $392.7 million. The proceeds received from the issuance of the 6¾% Senior Subordinated Notes were used to repurchase our outstanding 8 7/8% Senior Subordinated Notes pursuant to the Tender Offer and Consent Solicitation for such notes described in “Item 4. Capital Structure—Tender Offer and Consent Solicitation for 8 7/8% Senior Subordinated Notes”.

The 6¾% senior subordinated notes were issued without registration under the Securities Act, in reliance on Rule 144A promulgated under the Securities Act. In connection with the sale of those notes, we entered into a registration rights agreement, under which we agreed to use our reasonable efforts to consummate an exchange offer for the 6¾% senior subordinated notes. We filed an exchange offer registration statement on November 23, 2005, which was declared effective by the SEC on December 2, 2005. On December 2, 2005 we commenced an exchange offer to exchange any and all of our outstanding 6¾% senior subordinated notes for identical notes registered under the Securities Act. On January 6, 2006, we closed the exchange offer and, together with KINA, issued $400.0 million of 6¾% Senior Subordinated Notes in exchange for our outstanding 6¾% senior subordinated notes.

The 6¾% Notes, which are unsecured obligations, were co-issued by Kerzner and KINA and are unconditionally guaranteed by substantially all of the wholly-owned subsidiaries of Kerzner other than KINA. Interest on the 6¾% Senior Subordinated Notes is payable semi-annually on April 1 and October 1, commencing on April 1, 2006. The indenture for the 6¾% Notes contains certain covenants, including limitations on the ability of the co-issuers to, among other things:  (i) incur additional indebtedness, (ii) incur certain liens and (iii) make certain other restricted payments.

Amended Credit Facility

On October 31, 2005, Kerzner, KINA and KIB, as co-borrowers, entered into an amended and restated revolving credit facility with a syndicate of lenders. This facility is described in “Item 4. Information on the Company, (A) History and Development of the Company—Amended Credit Facility.”  We had no borrowings outstanding as of December 31, 2005 under the Amended Credit Facility. Our availability as of December 31, 2005 was $644.6 million, due to the $5.4 million in outstanding letters of credit.

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

Atlantis, The Palm

On September 22, 2003, we entered into agreements to form a joint venture with Nakheel LLC, an entity owned by the Royal Family of Dubai, to develop Atlantis, The Palm. On June 23, 2004, we entered into an agreement with Istithmar, an entity indirectly wholly-owned by the Royal Family of Dubai, which assumed all obligations and rights of its affiliate, Nakheel LLC. The budget for this development has been increased from $1.2 billion to approximately $1.5 billion (inclusive of land acquisition costs). The joint venture’s capital structure includes an equity investment of $200.0 million by each partner. The remaining project financing is expected to consist of a $700.0 million senior first-lien term loan facility, which is subject to various conditions, and an additional $275.0 million of second-lien debt. Istithmar has committed to provide $75.0 million of the senior second-lien debt. The joint venture has received a commitment, subject to various conditions, from third party underwriters for the remaining $200.0 million. The joint venture expects to enter into binding definitive documentation for the senior first-lien term loan facility and the second-lien debt during the second quarter of 2006. In addition, we and Istithmar will each provide, on a joint and several basis, additional sponsor support of up to $55.0 million with respect to cost overruns and post-completion debt services obligations. Further, Istithmar has agreed to provide an additional guarantee for cost overruns in excess of this amount and as necessary to achieve completion. The transaction remains subject to various closing conditions, including obtaining all requisite governmental consents and construction of supporting infrastructure by Nakheel. See “Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, The Palm” for further information.

Management and Development Agreements

In November 2003, we entered into an agreement with V&A Waterfront to develop One&Only Cape Town, a new luxury hotel at the highest end of the market in Cape Town, South Africa. We intend to form a joint venture in which we will own a minority interest to develop and operate this 132-room One&Only luxury hotel.

In September 2003, we agreed to form a joint venture with Nakheel LLC to develop Atlantis, The Palm. See “Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, The Palm.”  We have a long-term management agreement with the joint venture that entitles us to receive a base management fee based on the gross revenues generated by Atlantis, The Palm and an incentive management fee based on operating income, as defined. The base management fee is likely to be subordinated to senior and subordinated debt facilities discussed above. We also have a development agreement with the joint venture that entitles us to receive $20.0 million and reimbursement of certain expenses over the development period.

In September 2002, we purchased a 50% ownership interest in the 115-room One&Only Palmilla, a deluxe, five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.8 million, including transaction costs. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022. In connection with the expansion of the resort, we guaranteed $46.5 million of the debt financing that One&Only Palmilla obtained from third parties. In 2004, we also provided One&Only Palmilla with approximately $14.5 million of completion loans. On December 17, 2004, One&Only Palmilla entered into two promissory notes pursuant to which it borrowed $110.0 million and all of One&Only Palmilla’s existing loans were repaid, including Kerzner’s completion loans, and Kerzner’s $46.5 million guarantee was extinguished. The new indenture governing the promissory notes provides recourse to Kerzner in the event certain representations and warranties are violated. See “Item 5. Operating and Financial Review and Prospects, (C) Operating Results—Off-Balance Sheet Arrangements.”  In connection with the operating agreement related to One&Only Palmilla, the owner of the other 50% interest has the right to require us to acquire its 50% interest for a price of $36.3 million, plus 50% of One&Only Palmilla’s working capital, with the price subject to adjustment, during the first year of the option period. See “Item 5. Operating and Financial Review and Prospects, (F) Tabular Disclosure of Contractual Obligations.”

In June 2002, we entered into management and development agreements for One&Only Maldives at Reethi Rah, a 130-room luxury resort on North Male Atoll in the Maldives, that opened on May 1, 2005. The management and development agreements related to this property are co-terminus with the owner’s lease, which expires in 2030. SRL’s board of directors has approved the exercise of its right to participate on a proportionate basis (currently 25%) with us in connection with One&Only Maldives at Reethi Rah. We have transferred the management agreement for One&Only Maldives at Reethi Rah to One&Only Management. As part of this development, we have committed to provide certain financing arrangements to the current owner. See “Item 5. Operating and Financial Review and Prospects, (B) Liquidity and Capital Resources—Off-Balance Sheet Arrangements.”

We have long-term management agreements with each of five hotels in Mauritius that are owned by SRL:  One&Only Le Saint Géran, One&Only Le Touessrok, Sugar Beach Resort, La Pirogue Hotel and Le Coco Beach Hotel. The term of each of these management agreements was extended from 2008 until 2023 in December 2002 when we entered into an agreement with SRL to form One&Only Management for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and One&Only Kanuhura and One&Only Maldives at Reethi Rah in the Maldives. As of January 1, 2006, One&Only Management was owned 75% by us and 25% by SRL. Subject to certain conditions, SRL’s ownership interest will increase incrementally through 2009, at which time it will own 50% of One&Only Management. See “Item 4. Information on the Company, (A) History and Development of the Company” for more information. In connection with the formation of One&Only Management, we subcontracted to it all of our Mauritius management agreements and assigned to it the One&Only Kanuhura and One&Only Maldives at Reethi Rah management agreements, and SRL purchased 20% of our debt and equity interests in One&Only Kanuhura. As of January 1, 2005, our ownership interest in One&Only Kanuhura further decreased to 18.75% and SRL’s interest increased to 6.25%, as SRL purchased an additional 1.25% interest from us. See “Item 4. Information on the Company, (A) History and Development of the Company” for more information.

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

In July 2001, we entered into a management agreement to provide comprehensive management services to One&Only Kanuhura in the Maldives. In connection with the formation of One&Only Management, we assigned the One&Only Kanuhura management agreement to One&Only Management, which subsequently subcontracted such agreement back to us. The management fee is calculated as percentages of revenue and adjusted EBITDA and it expires in 2026. One&Only Management also receives a marketing fee calculated as a percentage of revenues, although it has subcontracted to us all marketing services and related benefits with respect to One&Only Kanuhura. See “Item 5. Operating and Financial Review and Prospects, (F) Off-Balance Sheet Arrangements” for further information.

We have a management agreement to manage the expanded One&Only Royal Mirage, which originally opened in August 1999. Pursuant to this agreement, we receive a management fee calculated as a percentage of revenues and gross operating profits, as defined. The management fee schedule may be renegotiated after 10 years. This management agreement expires in 2019.

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

Colony Agreement

In February 2004, we and Colony entered into an agreement pursuant to which we sold the undeveloped real estate adjacent to Resorts Atlantic City to a wholly-owned subsidiary (the “Purchaser”) of Colony RIH Holdings, Inc. for a purchase price of $40.0 million. The sale was completed on March 18, 2004. The purchase price was paid in the form of a promissory note which matures on March 10, 2009 (the “Colony Note”). The Colony Note began accruing interest on September 30, 2004 at a rate of 4.0%, which rate steps up at various intervals from the closing date of the transaction. All principal and interest due under the Colony Note is due on March 10, 2009, which date may be accelerated by us upon certain events. The Colony Note is secured by a first mortgage on the property sold and is guaranteed by Colony RIH Holdings, Inc. (the direct parent company of the Purchaser) initially in an amount limited to $20.0 million, which will generally increase in increments of $5.0 million annually. The Colony Note will also be guaranteed by Resorts International Hotel and Casino, Inc. This guarantee will go into effect when that company’s outstanding public indebtedness, which is due on March 9, 2009, has been paid.

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

Northampton, England-Gaming License

On April 9, 2003 we announced that we had agreed to acquire from LCI for $2.1 million a property located in the city center of Northampton, England. On March 30, 2004, we announced that the Gaming Board of Great Britain had granted us a Certificate of Consent, which has enabled us to transfer a gaming license held by LCI into our name and proceed with our plans for a casino in Northampton. In February 2005, the Northampton project was approved by the local planning authorities and we have commenced construction on this project. We expect to develop and operate the new casino facility of approximately 30,000 square feet. See “Item 4. Information on the Company, (B) Business Overview—Gaming—United Kingdom” for more information.

Development of Resort Casinos in the United Kingdom

In April 2005, the United Kingdom passed gaming reform legislation that was less favorable than we had previously anticipated related to our previously announced Scottish Exhibition + Conference Center, Sportcity and The O2 projects. During the six months ended June 30, 2005, we wrote off $11.2 million related to all previously capitalized and deferred costs incurred for the planning and development of the aforementioned projects. Although the future of gaming in the United Kingdom is unclear as a result of the passage of legislation in April 2005, we continue to pursue potential opportunities on a selective basis. Costs related to these opportunities, other than the Northampton project and certain costs relating to The O2, are expensed as incurred. See “Item 4. Information on the Company, (B) Business Overview—Gaming—United Kingdom” for more information on these projects.

Morocco, Destination Resort

On July 22, 2004, we announced that Kerzner and two local Moroccan companies, SOMED and CDG, had entered into an agreement with the Government of the Kingdom of Morocco that contemplates the creation of a joint venture that will own a destination resort casino in Morocco that we will develop and manage. In 2005, the Company entered into a joint venture agreement with SOMED and CDG, and into related development and long-term management agreements. See “Item 4. Information on the Company, (B) Business Overview—Destination Resorts—Morocco” for more information on this project.

Union Contract Arrangements

In The Bahamas, as of December 31, 2005, approximately 4,200 of our employees were represented by The Bahamas Hotel, Catering and Allied Workers Union. Kerzner International Bahamas Limited participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area. The association and the union are parties to a contract that expires on January 7, 2008.

At One&Only Palmilla in Mexico, as of December 31, 2005, approximately 537 of our employees were represented by the Sindicato De Trabajadores de la Industria Hotelera, Gastronomica y Conexos de la Republica Mexicana - Seccion 70. Approximately 477 of these employees are hotel employees and approximately 60 of these employees are golf employees. Under the contracts, salary levels are renewed each year and all other contract terms are renewed every other year. The Company expects to renew the salary levels relating to the hotel employees by July 1, 2006 and those relating to the golf employees by September 1, 2006. The Company expects to renew all other contract terms for hotel and golf employees by July 1, 2007 and September 1, 2007, respectively.

Compensation Arrangements

On August 4, 2005, the Company entered into a Restricted Stock Agreement with Butch Kerzner, pursuant to which the Company granted Butch Kerzner 500,000 restricted Ordinary Shares under the 2003 Stock Incentive Plan. See “Item 5. (B) Compensation” for more information.

On December 13, 2005, our Board of Directors adopted the 2005 Stock Incentive Plan, which provides for the issuance of an aggregate of 2,000,000 Ordinary Shares in connection with awards of stock appreciation rights, stock options, restricted stock and other stock-based awards. See “Item 5. (B) Compensation” for more information.

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

IRS Circular 230 Disclosure

To ensure compliance with requirements imposed by the Internal Revenue Service, we inform you that:  (i) any U.S. federal tax advice contained in this document (including any attachment) is not intended or written by us to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax penalties under the Internal Revenue Code; (ii) such advice was written in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

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

We are not a “passive foreign investment company” (a “PFIC”) or a “controlled foreign corporation” (a “CFC”) for U.S. federal income tax purposes. We are not a CFC, since U.S. persons each owning (directly, indirectly or by attribution) 10% or more of the voting power or of our stock (“10% Shareholders”) do not collectively own more than 50% of the voting power or value of our stock. If more than 50% of the voting power or value of our stock were owned (directly, indirectly or by attribution) by 10% Shareholders, we would become a CFC and each such 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of a portion of our undistributed income. If our foreign ownership interests were to decrease, or if U.S. persons were to acquire a greater ownership interest in our foreign stock holders, then it is possible that we could become a CFC if we otherwise satisfied the tests set forth above.

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

If we were a PFIC, an individual U.S. Holder would not be eligible for the 15% tax rate on dividends discussed in the first paragraph of this section.

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

Item 11.                      Quantitative and Qualitative Disclosures About Market Risk

Our major market risk exposure is interest rate risk directly related to our bank debt. We attempt to limit our exposure to interest rate risk by managing the mix of fixed and variable rate debt, and by entering into variable interest rate swap agreements to hedge a portion of our fixed rate debt. See “Item 5. Operating and Financial Review and Prospects, (B) Liquidity and Capital Resources—Interest Rate Swap Agreements” for further discussion. These interest rate swap agreements are entered into with a number of financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss.

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

Item 14.                      Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                      Controls and Procedures

As of the end of the period covered by this report, the Company’s management (with the participation of its Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

No change in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) occurred during the year ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.             Audit Committee Financial Expert

Our audit committee consists of Messrs. Buckley, Marks, Siegel and von Rantzau. None of our audit committee members is qualified as a financial expert pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and Regulation S-K, Item 401(h)(2); however, we believe that our audit committee has the aggregate experience and qualifications to provide financial expertise as a group. Biographical information for each member of the audit committee is available in “Item 6. Directors, Senior Management and Employees of this Annual Report.”

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

Item 16C.             Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed or to be billed to us by Deloitte & Touche LLP or its affiliates, our principal accountants, for the following categories of fees from each of the last two years:

	2005	2004
	(in thousands)
Audit fees	$1,182	$1,533
Audit-related fees (1)	787	499
Tax fees (2)	252	780
Other fees (3)	300	—

Total fees	$2,521	$2,812

(1)     Audit-related fees primarily consist of fees related to the performance of audits and attest services not required by statute or regulations, audits of the Company’s benefit plan, consents, comfort letters, registration statements, advisory services related to Section 404 of the Sarbanes-Oxley Act of 2002, and financial accounting and reporting consultations.

(2)     Tax fees consist of tax compliance, tax advice and tax planning services.

(3)          Other fees consist of permitted consulting services to perform a construction cost assessment related to one of the Company’s development projects.

The audit committee has concluded that the provision of the non-audit services listed above is compatible with maintaining the independence of our principal accountants.

The audit committee is responsible for making a recommendation to shareholders for appointing and removing the independent auditor, setting their compensation and overseeing their work. The audit committee has a policy for the pre-approval of all audit and permissible non-audit services provided by the independent auditor. The audit committee pre-approved 100% of the fees for 2005.

Item 16D.             Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet to Be Purchased Under the Plans or Programs
January 2005	—	—	—	—
February 2005	—	—	—	—
March 2005	—	—	—	—
April 2005	—	—	—	—
May 2005	—	—	—	—
June 2005	—	—	—	—
July 2005	—	—	—	—
August 2005	323,700	$58.19	323,700	1,676,300
September 2005	288,800	$58.23	288,800	1,387,500
October 2005	—	—	—	—
November 2005	—	—	—	—
December 2005	—	—	—	—
Total	612,500	$58.21	612,500	1,387,500

On August 12, 2005, the Company announced that its Board of Directors approved a share repurchase program authorizing the Company to repurchase up to two million of the Company’s Ordinary Shares. As of December 31, 2005, the Company had purchased 612,500 Ordinary Shares at a weighted average price of $58.21 per share and had 1,387,500 shares remaining under this program.

PART III

Item 17.                  Financial Statements

Not applicable.

Item 18.                  Financial Statements

(A)          List of Financial Statements and Financial Statement Schedules

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

Item 19.    Exhibits

EXHIBITS

Exhibit Numbers	Description	Incorporation by Reference to

1.1(a)	Restated Articles of Association of Kerzner dated as of June 26, 2001	Exhibit 1 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2000, filed on July 2, 2001, File No. 001-04226

1.1(b)	Amended and Restated Articles of Association of Kerzner dated as of March 24, 2005	Exhibit 1.1(b) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2004, filed on March 31, 2005, File No. 001-04226

1.2	Amendment to Restated Articles of Association of Kerzner dated as of September 24, 2001	Exhibit 3.3 to Registration Statement on Form F-4, filed on July 18, 2002, File No. 333-96705-36

1.3	Amended and Restated Memorandum of Association of Kerzner	Exhibit 3.1 to Registration Statement on Form F-4, filed on November 7, 1996, File No. 333- 15409

1.4	Amendment to Memorandum of Association of Kerzner	Exhibit 3.6 to Registration Statement on Form F-4/A, filed on August 12, 2002, File No. 333-96705-36

1.5	Restated Certificate of Incorporation, as amended, of Kerzner International North America, Inc.	Exhibit 3.3 to Registration Statement on Form F-4, filed on March 20, 1997, File No. 333-23665-01

1.6	Certificate of Amendment of Restated Certificate of Incorporation of Kerzner International North America, Inc.	Exhibit 3(a)(2) to Form 10-K405 Annual Report of KINA for the fiscal year ended December 31, 1996, filed on March 20, 1997, File No. 001-04748

1.7	Certificate of Amendment of Restated Certificate of Incorporation of Kerzner International North America, Inc.	Exhibit 3.7 to Registration Statement on Form F-4/A dated August 12, 2002, in File No. 333-96705-36

1.8	Amended and Restated By-Laws of Kerzner International North America, Inc.	Exhibit 3(b) to Form 10-Q Quarterly Report of KINA for the quarter ended June 30, 1996, filed on August 7, 1996, File No. 001-04748

2.1	Form of Inter-Borrower Agreement dated as of March 10, 1997, between Kerzner and KINA	Exhibit 4(e)(4) to Form 10-K405 Annual Report of KINA for the fiscal year ended December 31, 1996, filed on March 20, 1997, File No. 001-04748

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

Exhibit 2.3(b) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2001, filed on May 30, 2002, File No. 001-04226

2.2(c)	Indenture dated as of August 14, 2001, among Kerzner and KINA, as issuers, the Guarantors party thereto, and The Bank of New York, as trustee	Exhibit 2(c) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226

2.2(d)	Supplemental Indenture dated as of September 19, 2001 to Indenture dated as of August 14, 2001	Exhibit 99(a) to Form 6-K of Kerzner, filed on September 20, 2001, File No. 001-04226

Exhibit Numbers	Description	Incorporation by Reference to

2.2(e)	Second Supplemental Indenture dated as of May 20, 2002 to Indenture dated as of August 14, 2001	Exhibit 4.3 to Registration Statement on Form F-4, filed on July 18, 2002, File No. 333-96705-36

2.2(f)	Third Supplemental Indenture dated as of November 18, 2002 to Indenture dated as of August 14, 2001	Exhibit 99.2 to Form 6-K of Kerzner, filed on November 21, 2002, File No. 001-04226

2.2(g)	Fourth Supplemental Indenture dated as of May 7, 2003 to Indenture dated as of August 14, 2001	Exhibit 99(1) to Form 6-K of Kerzner, filed on June 4, 2003, File No. 001-04226

2.2(h)	Fifth Supplemental Indenture dated as of September 10, 2004 to Indenture dated as of August 14, 2001	Exhibit 2.2(h) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2004, filed on March 31, 2005, File No. 001-04226

2.2(i)	Sixth Supplemental Indenture dated as of March 24, 2005 to Indenture dated as of August 14, 2001	Exhibit 2.2(i) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2004, filed on March 31, 2005, File No. 001-04226

2.2(j)	Seventh Supplemental Indenture dated as of September 9, 2005 to Indenture dated as of August 14, 2001	Exhibit 4.2(j) to Registration Statement on Form F-4, filed on November 23, 2005, File No. 333-129945

2.2(k)	Eighth Supplemental Indenture dated as of September 21, 2005 to Indenture dated as of August 14, 2001	Exhibit 4.2(k) to Registration Statement on Form F-4, filed on November 23, 2005, File No. 333-129945

2.2(l)	Form of 8 7/8% Senior Subordinated Note due 2011	Exhibit 2(c) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226

2.2(m)	Form of Guarantee with respect to 8 7/8% Senior Subordinated Note due 2011	Exhibit 2(c) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226

2.2(n)

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

2.2(o)

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

2.4(a)

Purchase Agreement dated as of September 22, 2005, among Kerzner, the subsidiary guarantors party thereto, and Deutsche Bank Securities Inc., JPMorgan Securities Inc., Bear, Stearns & Co., Merrill Lynch Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as Initial Purchasers

Exhibit 4.4(a) to Registration Statement on Form F-4, filed on November 23, 2005, File No. 333-129945

Exhibit Numbers	Description	Incorporation by Reference to

2.4(b)	Indenture dated as of September 22, 2005, among Kerzner, the guarantors named therein and The Bank of New York Trust Company, N.A., as Trustee	Exhibit 4.4(b) to Registration Statement on Form F-4, filed on November 23, 2005, File No. 333-129945

2.4(c)

Registration Rights Agreement dated as of September 22, 2005, among Kerzner, the subsidiary guarantors party thereto and Deutsche Bank Securities Inc. and JPMorgan Securities Inc., as Representatives of the Initial Purchasers

Exhibit 4.4(d) to Registration Statement on Form F-4, filed on November 23, 2005, File No. 333-129945

2.4(d)	First Supplemental Indenture dated as of September 22, 2005 to Indenture dated as of September 22, 2005	Exhibit 4.4(c) to Registration Statement on Form F-4, filed on November 23, 2005, File No. 333-129945

2.5	Agreement and Plan of Merger dated as of March 20, 2006, among Kerzner, K-Two Holdco Limited and K-Two Subco Limited	Exhibit 2.1 to Form 6-K of Kerzner, filed on March 20, 2006, File No. 001-04226

2.6	Cooperation Agreement dated as of March 20, 2006, among Kerzner, Solomon Kerzner and Howard B. Kerzner	Exhibit 10.1 to Form 6-K of Kerzner, filed on March 20, 2006, File No. 001-04226

2.7	Voting Agreement dated as of March 20, 2006, among Kerzner, Solomon Kerzner, Howard B. Kerzner and World Leisure Group Limited	Exhibit 10.2 to Form 6-K of Kerzner, filed on March 20, 2006, File No. 001-04226

4.1	Purchase Agreement among KINA, as Parent, GGRI, as Seller and Colony as Buyer dated as of October 30, 2000	Exhibit 10 to Form 10-Q Quarterly Report of KINA for the quarter ended September 30, 2000, filed on November 14, 2000, File No. 001-04748

4.2	Promissory Note between Colony and KINA dated as of April 25, 2001	Exhibit 2 to Form 6-K of Kerzner, filed on May 8, 2001, File No. 001-04226

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

4.3(i)

First Amendment to Credit Agreement dated as of February 15, 2005, among Kerzner International Limited, Kerzner International Bahamas Limited and Kerzner International North America, Inc., as the Borrowers, and certain Lenders party thereto

Exhibit 4.3(i) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2004, filed on March 31, 2005, File No. 001-04226

4.3(j)

Sixth Amended and Restated Credit Agreement dated as of October 31, 2005, among Kerzner International Limited, Kerzner International North America, Inc. and Kerzner International Bahamas Limited, as the Borrowers and the Guarantors, various financial institutions, as the

Exhibit 10.3(j) to Registration Statement on Form F-4, filed on November 23, 2005, File No. 333-129945

Exhibit Numbers	Description	Incorporation by Reference to

Lenders, JPMorgan Chase Bank, N.A., as the Administrative Agent, Deutsche Bank Securities Inc., as the Syndication Agent and JPMorgan Chase Bank, N.A., Bear Stearns Corporate Lending Inc., Goldman Sachs Credit Partners L.P. and Merrill Lynch Capital Corporation, as the Co-Documentation Agents

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

4.5(b)

Amendment to Second Amended and Restated Development Services Agreement dated as of October 19, 2004, among the Stockbridge-Munsee Band of Mohican Indians of Wisconsin, the Stockbridge-Munsee Tribal Gaming Authority, Trading Cove New York, LLC, Kerzner International North America, Inc. and Waterford Gaming Group, LLC

Exhibit 4.5(b) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2004, filed on March 31, 2005, File No. 001-04226

4.5(c)

Second Amendment to Second Amended and Restated Development Services Agreement dated as of December 21, 2004, among the Stockbridge-Munsee Band of Mohican Indians of Wisconsin, the Stockbridge-Munsee Tribal Gaming Authority, Trading Cove New York LLC, Kerzner International North America, Inc. and Waterford Gaming Group, LLC

Exhibit 4.5(c) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2004, filed on March 31, 2005, File No. 001-04226

4.6	Development Services Agreement dated February 7, 1998 between the Mohegan Tribal Gaming Authority and Trading Cove Associates	Exhibit 2.1 to Form 20- F/A of Kerzner for the year ended December 31, 1997, filed on September 3, 1998, File No. 001-04226

4.7	Relinquishment Agreement dated February 7, 1998, between the Mohegan Tribal Gaming Authority and Trading Cove Associates	Exhibit 2.2 to Form 20-F/A of Kerzner for the year ended December 31, 1997, filed on September 3, 1998, File No. 001-04226

4.8(a)	Agreement in Principle between Kerzner International Limited and Nakheel LLC, dated September 22, 2003	Exhibit 4.8 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2003, filed on March 30, 2004, File No. 001-04226

4.8(b)	Resort Management Agreement Atlantis, Palm Island dated as of May 5, 2004, between Kerzner Nakheel Limited and Kerzner International Management FZ-LLC	Exhibit 4.8(b) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2004, filed on March 31, 2005, File No. 001-04226

4.8(c)	Development Agreement for the Atlantis, Palm Island dated as of May 5, 2004, between Kerzner International Development FZ-LLC, as developer, and Kerzner Nakheel Limited, as owner	Exhibit 4.8(c) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2004, filed on March 31, 2005, File No. 001-04226

4.9	Stock Purchase Agreement dated as of February 14, 2002, by and among Station Casinos, Inc., Station Online, Inc., Kerzner and Kerzner Interactive Limited	Exhibit 4.8 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2001, filed on May 30, 2002, File No. 001-04226

4.10

Registration Rights and Governance Agreement dated as of July 3, 2001, by and among Kerzner, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments PLC, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.

Exhibit C to Schedule 13-D of Mangalitsa Limited with respect to Kerzner, filed on July 13, 2001, File No. 005-48645

4.11	Omnibus Agreement dated as of July 3, 2001, by and among Kerzner, Sun International Investments Limited, World Leisure Group Limited, Kersaf	Exhibit 10.9 to Registration Statement on Form F-4, filed on September 21, 2001, File

Exhibit Numbers	Description	Incorporation by Reference to

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

Exhibit 99.2 to Form 6-K of Kerzner, filed on November 8, 2002, File No. 001-04226

4.18	Kerzner Deferred Compensation Plan	Exhibit 99.1 to Registration Statement on Form S-8, filed on October 11, 2002, File No. 333-100522

4.19(a)	KINA Retirement Savings Plan, dated December 20, 2001	Exhibit 4.19(a) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2004, filed on March 31, 2005, File No. 001-04226

4.19(b)	Amended and Restated KINA Retirement Savings Plan, dated January 1, 2002.	Filed herewith as Exhibit 4.19(b)

4.19(c)	Amendment 2003-1, dated December 15, 2003 to the KINA Retirement Savings Plan dated January 1, 2002	Exhibit 4.19(b) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2004, filed on March 31, 2005, File No. 001-04226

4.19(d)	Amendment 2004-1, dated June 4, 2004 to the KINA Retirement Savings Plan dated January 1, 2002.	Filed herewith as Exhibit 4.19(d)

4.19(e)	Amendment 2005-1, dated December 31, 2005 to the KINA Retirement Savings Plan dated January 1, 2002.	Filed herewith as Exhibit 4.19(e)

4.19(f)	Restricted Stock Agreement, dated as of August 4, 2005, between Kerzner International Limited and Howard B. Kerzner	Exhibit 4.1 to Form 6-K of Kerzner, filed on August 5, 2005

4.20	Plantation, Florida Lease Agreement	Exhibit 4.19 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2002, filed on June 30, 2003, File No. 001-04226

4.21	Kerzner International Limited 2003 Stock Incentive Plan	Exhibit 4.21 to Form 20-F Annual Report of Kerzner for the year ended December 31,

Exhibit Numbers	Description	Incorporation by Reference to

2003, filed on March 30, 2004, File No. 001-04226

4.22	Kerzner International Limited 2005 Stock Incentive Plan	Filed herewith as Exhibit 4.22

4.23

Master Agreement among Kerzner International North America, Inc., Colony RIH Holdings, Inc., Resorts International Hotel and Casino, Inc., Resorts Real Estate Holdings, Inc., Resorts International Hotel, Inc. and New Pier Operating Company, Inc., dated as of February 1, 2004.

Exhibit 4.22 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2003, filed on March 30, 2004, File No. 001-04226

4.24	Purchase and Sale Agreement by and between Kerzner International North America, Inc., as Seller, and Resorts Real Estate Holdings, Inc., as Purchaser, dated as of February 1, 2004.	Exhibit 4.23 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2003, filed on March 30, 2004, File No. 001-04226

4.24(a)

Note Indenture dated as of December 17, 2004, between Kerzner Palmilla Beach Partners, S. de R.L. de C.V., Kerzner Palmilla Hotel Partners, S. de R.L. de C.V., Kerzner Servicios Hoteleros, S. de R.L. de C.V., Kerzner Compania de Servicios, S. de R.L. de C.V. and Kerzner Palmilla Golf Partners, S. de R.L. de C.V., as Issuers, and Lasalle Bank National Association, as Trustee

Filed herewith as Exhibit 4.24(a)

4.24(b)	Guarantee Agreement dated as of December 17, 2004, between GS Emerging Market Real Estate Fund, L.P. and Kerzner International Limited, in favor of Lasalle Bank National Association	Exhibit 4.24(b) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2004, filed on March 31, 2005, File No. 001-04226

4.25	Stock Purchase Agreement dated as of July 15, 2004, between Kerzner International Limited and Istithmar PJSC	Exhibit 99.1 to Form 6-K of Kerzner, filed on July 16, 2004, File No. 001-04226

6	Computation of earnings per share	Incorporated by reference to Note 2 of the Notes to the Consolidated Financial Statements

8	Listing of Significant Subsidiaries of Kerzner International Limited	Filed herewith as Exhibit 8

11.1(a)	Kerzner Audit Committee Charter	Exhibit 11.1 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2003, filed on March 30, 2004, File No. 001-04226

11.1(b)	Amended and Restated Kerzner Audit Committee Charter	Exhibit 11.1(b) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2004, filed on March 31, 2005, File No. 001-04226

11.2	Kerzner Code of Business Conduct and Ethics	Exhibit 11.2 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2003, filed on March 30, 2004, File No. 001-04226

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith as Exhibit 12.1

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith as Exhibit 12.2

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith as Exhibit 13.1

14.1	Consent of Deloitte & Touche LLP	Filed herewith as Exhibit 14.1

14.2	Consent of PricewaterhouseCoopers LLP	Filed herewith as Exhibit 14.2

14.3	Trading Cove Associates financial statements December 31, 2005, 2004 and 2003	Filed herewith as Exhibit 14.3

14.4	Consent of Ernst & Young LLP	Filed herewith as Exhibit 14.4

Exhibit Numbers	Description	Incorporation by Reference to

14.5	Harborside at Atlantis Joint Venture Limited Financial Statements December 31, 2005, 2004 and 2003	Filed herewith as Exhibit 14.5

14.6	Consent of Deloitte & Touche LLP (with respect to Harborside at Atlantis Joint Venture Limited Financial Statements December 31, 2004 and 2003)	Filed herewith as Exhibit 14.6

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KERZNER INTERNATIONAL LIMITED

Date: March 31, 2006	By:	/s/ John R. Allison
	Name:	John R. Allison
	Title:	Executive Vice President and Chief Financial Officer

KERZNER INTERNATIONAL LIMITED

Consolidated Financial Statements as of December 31, 2005 and 2004 and for each of the
Three Years in the Period Ended December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Kerzner International Limited:

We have audited the accompanying consolidated balance sheets of Kerzner International Limited and subsidiaries (the “Company”), as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements for the year ended December 31, 2005 of Harborside at Atlantis Joint Venture Limited (“Harborside”), the Company’s investment in which is accounted for by use of the equity method. The Company’s equity of $24.8 million in Harborside’s net assets at December 31, 2005 and of $16.1 million in Harborside’s net income for the year ended December 31, 2005, are included in the accompanying consolidated financial statements. The financial statements of Harborside were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

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

In our opinion, based on our audits and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Kerzner International Limited and subsidiaries, as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Miami, Florida
March 31, 2006

KERZNER INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share data)

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$115,951	$180,341
Restricted cash	4,281	2,768
Short-term investments	19,969	203,940
Accounts receivable, net	50,167	41,743
Due from affiliates	37,164	15,682
Inventories	19,260	13,453
Assets held for sale	—	12,289
Prepaid expenses and other assets	22,932	21,685
Total current assets	269,724	491,901

Property and equipment, net	1,647,335	1,347,640
Intangible asset, net	14,695	—
Due from affiliates – non-current	9,718	81,737
Deferred tax asset, net	29,756	11,181
Deferred charges and other assets, net	39,882	40,678
Restricted cash – non-current	57,935	—
Investments in associated companies	207,577	114,138
Total assets	$2,276,622	$2,087,275

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$7,689	$659
Accounts payable and accrued liabilities	195,395	168,225
Due to affiliates	4,790	500
Capital creditors	46,065	16,032
Total current liabilities	253,939	185,416

Deferred revenue	21,812	20,419
Other long-term liabilities	10,845	7,099
Due to affiliates – non-current	34,884	—
Long-term debt, net of current maturities	789,617	754,129
Total liabilities	1,111,097	967,063

Minority and noncontrolling interest	3,763	3,934
Commitments and contingencies (Note 23)
Shareholders’ equity:
Preference shares, $.001 par value, 100,000,000 authorized at December 31, 2005 and 2004; zero issued and outstanding at December 31, 2005 and 2004	—	—
Ordinary Shares, $.001 par value, 250,000,000 authorized at December 31, 2005 and 2004; 43,573,494 and 42,971,878 issued and outstanding at December 31, 2005 and 2004, respectively	44	43
Capital in excess of par	956,185	971,952
Retained earnings	388,760	336,543
Accumulated other comprehensive loss	(7,557)	(13,898)
Deferred compensation	(12,901)	(15,593)
	1,324,531	1,279,047
Treasury shares, 7,072,029 shares at December 31, 2005 and 2004	(162,769)	(162,769)
Total shareholders’ equity	1,161,762	1,116,278

Total liabilities and shareholders’ equity	$2,276,622	$2,087,275

The accompanying notes are an integral part of these consolidated financial statements.

KERZNER INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

	For the Year Ended December 31,
	2005	2004	2003
Revenue:
Gaming	$146,010	$130,879	$138,587
Rooms	255,647	215,868	188,235
Food and beverage	179,490	151,827	130,879
Tour operations	54,524	47,115	40,790
Management, development and other fees	19,355	19,894	15,177
Other revenue	90,737	78,536	68,424
Gross revenue	745,763	644,119	582,092
Less: promotional allowances	(24,239)	(23,034)	(23,579)
Net revenue	721,524	621,085	558,513

Costs and expenses:
Gaming	63,289	59,504	63,283
Rooms	42,379	39,949	33,395
Food and beverage	119,513	104,078	89,502
Tour operations	46,003	39,994	35,406
Other operating expenses	119,957	96,149	85,257
Selling, general and administrative	136,808	118,334	101,584
Corporate expenses	42,569	38,601	36,431
Depreciation and amortization	73,292	58,948	55,782
Hurricane related expenses	—	3,426	—
Insurance recovery	—	—	(2,819)
Pre-opening expenses	7,975	3,258	—
UK gaming write off	11,179	—	—
Loss (gain) on damaged assets	—	1,194	(2,514)
(Gain on sale) impairment of Atlantic City land	(1,433)	7,303	—
Impairment of notes receivable	27,812	—	—
Costs and expenses	689,343	570,738	495,307

Income from operations	32,181	50,347	63,206

Relinquishment fees – equity in earnings of TCA	37,882	35,909	33,960

Other income (expense):
Interest income	9,130	4,722	3,394
Interest expense, net of capitalization	(44,087)	(36,814)	(29,264)
Equity in earnings (losses) of associated companies	22,092	7,455	(320)
Gain on settlement of territorial and other disputes	—	—	1,479
Loss on early extinguishment of debt	(27,912)	(1,655)	—
Other, net	13	1,358	(686)
Other expense, net	(40,764)	(24,934)	(25,397)

Income from continuing operations before income taxes and minority and noncontrolling interests	29,299	61,322	71,769
Benefit (provision) for income taxes	16,104	(424)	(162)
Minority and noncontrolling interests	6,814	7,234	(1,340)

Income from continuing operations	52,217	68,132	70,267
Income from discontinued operations, net of income tax effect	—	—	1,305

Net income	$52,217	$68,132	$71,572

	For the Year Ended December 31,
	2005	2004	2003

Basic earnings per share:
Income from continuing operations	$1.46	$2.09	$2.46
Income from discontinued operations, net of income tax effect	—	—	0.04
Earnings per share-basic	$1.46	$2.09	$2.50

Weighted average number of shares outstanding-basic	35,794	32,550	28,575

Diluted earnings per share:
Income from continuing operations	$1.39	$2.01	$2.39
Income from discontinued operations, net of income tax effect	—	—	0.05
Earnings per share-diluted	$1.39	$2.01	$2.44

Weighted average number of shares outstanding-diluted	37,667	33,884	29,377

The accompanying notes are an integral part of these consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2005, 2004 and 2003
(In thousands)

					Accumulated Other			Total	Comprehensive
	Ordinary Shares		Capital in	Retained	Comprehensive	Deferred	Treasury	Shareholders’	Income (Loss)
	Shares	Amount	Excess of Par	Earnings	Income (Loss)	Compensation	Shares	Equity	for the Period

Balance at January 1, 2003	35,222	$35	$703,050	$196,839	$(8,134)	$—	$(162,769)	$729,021	40,022

Translation reserves	—	—	—	—	398	—	—	398	398
Exercise of share options	2,074	2	39,005	—	—	—	—	39,007	—
Repurchase of Ordinary Shares	(13)	—	(408)	—	—	—	—	(408)	—
Issuance of restricted share awards	73	—	2,599	—	—	(2,599)	—	—	—
Net income	—	—	—	71,572	—	—	—	71,572	71,572
Balance at December 31, 2003	37,356	37	744,246	268,411	(7,736)	(2,599)	(162,769)	839,590	71,970

Translation reserves	—	—	—	—	606	—	—	606	606
Unrealized losses on available-for-sale securities	—	—	—	—	(639)	—	—	(639)	(639)
Unrealized losses on investment in associated companies	—	—	—	—	(6,129)	—	—	(6,129)	(6,129)
Exercise of share options	1,858	2	40,501	—	—	—	—	40,503	—
Issuance of restricted share awards	331	—	14,815	—	—	(14,815)	—	—	—
Cancellation of restricted share awards	(1)	—	(25)	—	—	25	—	—	—
Issuance of Ordinary Shares	3,428	4	172,415	—	—	—	—	172,419	—
Amortization of deferred compensation expense	—	—	—	—	—	1,796	—	1,796	—
Net income	—	—	—	68,132	—	—	—	68,132	68,132
Balance at December 31, 2004	42,972	43	971,952	336,543	(13,898)	(15,593)	(162,769)	1,116,278	61,970

Translation reserves and other	—	—	—	—	(419)	—	—	(419)	(419)
Unrealized gains on available-for-sale securities	—	—	—	—	631	—	—	631	631
Unrealized gains on investment in associated companies	—	—	—	—	7,283	—	—	7,283	7,283
Reversal of unrealized gains on investment in associated companies	—	—	—	—	(1,154)	—	—	(1,154)	(1,154)
Exercise of share options	679	1	17,831	—	—	—	—	17,832	—
Repurchase of Ordinary Shares	(618)	(1)	(35,942)	—	—	—	—	(35,943)	—
Issuance of restricted share awards	546	1	2,678	—	—	(2,678)	—	1	—
Cancellation of restricted share awards	(6)	—	(334)	—	—	334	—	—	—
Amortization of deferred compensation expense	—	—	—	—	—	5,036	—	5,036	—
Net income	—	—	—	52,217	—	—	—	52,217	52,217
Balance at December 31, 2005	43,573	$44	$956,185	$388,760	$(7,557)	$(12,901)	$(162,769)	$1,161,762	$58,558

The accompanying notes are an integral part of these consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	For the Year Ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income	$52,217	$68,132	$71,572
Depreciation and amortization	73,292	58,948	55,782
Amortization of debt issuance costs, premiums and discounts	5,144	2,904	1,217
Impairment of notes receivable	27,812	—	—
Impairment (gain on sale) of Atlantic City land	(1,433)	7,303	—
Loss on early extinguishment of debt	27,912	1,655	—
UK gaming write off	11,179	—	—
Recognition of equity-based compensation	5,036	1,796	—
Loss on disposition of property and equipment	1,752	544	451
Equity in earnings from associated companies, net of dividends received	(20,574)	(6,163)	(3,646)
Minority and noncontrolling interests	(7,341)	(7,750)	—
Income from discontinued operations, net of income tax effect	—	—	(1,305)
Provision for doubtful accounts	224	3,017	1,326
Deferred income tax benefit	(21,479)	(3,499)	(11,732)
Net change in working capital accounts:
Interest income related to restricted cash	(709)	(1,323)	75
Trade receivables	(1,821)	(1,977)	(619)
Due from affiliates	10,081	(3,461)	7,362
Inventories and prepaid expenses and other assets	(4,672)	(5,537)	(2,506)
Accounts payable and accrued liabilities	11,091	12,454	16,996
Due to affiliates	1,096	500	—
Net change in other balance sheet accounts:
Due from affiliates – non-current	(253)	(57)	(598)
Deferred charges and other assets	(4,406)	741	785
Deferred revenue	2,240	6,451	(3,376)
Other long-term liabilities	3,826	980	1,674
Due to affiliates – non-current	3,566	—	—
Loss (gain) on damaged assets	—	1,194	(2,514)
Other, net	1,460	(338)	1,199
Net cash provided by continuing operations	175,240	136,514	132,143
Cash provided by discontinued operations	—	—	523
Net cash provided by operating activities	175,240	136,514	132,666

Cash flows from investing activities:
Payments for property and equipment	(198,206)	(119,398)	(50,849)
Acquisition of land and other assets	(43,671)	(30,877)	(20,049)
Redemption (purchase) of short-term investments, net	185,236	(204,309)	—
Advances/loans to affiliates	(40,325)	(78,626)	(17,003)
Repayments from affiliates	13,750	29,200	4,950
Acquisition of equity interest in associated companies	(55,170)	(69,191)	—
Capital distribution from associated companies	7,849	—	—
Cash resulting from the initial consolidation of variable interest entities	1,519	7,047	—
Deferred contract acquisition costs	(813)	(1,631)	(2,115)
Deposit and purchase of land and casino license	—	—	(6,147)
Proceeds from the sale of land, property and equipment	7,009	238	1,099
Acquisition of tour operator, net of cash acquired	—	—	1,384
Repayment of notes receivable	—	—	13,409
Change in restricted cash	(58,739)	—	—
Deposits and other	(1,205)	—	1,250
Sale of debt and equity interest in One&Only Kanuhura	340	—	1,464
Net cash used in investing activities	(182,426)	(467,547)	(72,607)

	For the Year Ended December 31,
	2005	2004	2003
Cash flows from financing activities:
Proceeds from issuance of debt	400,000	230,000	—
Borrowings	1,227	117,068	29,600
Early redemption and repayment of debt	(432,102)	(94,079)	(101,898)
Debt issuance and modification costs	(8,218)	(14,769)	(140)
Proceeds from exercise of share options	17,832	40,503	39,007
Net proceeds from the issuance of Ordinary Shares	—	153,366	—
Net proceeds from the issuance of Bahamian Depository Receipts	—	19,053	—
Repurchase of Ordinary Shares	(35,943)	—	(408)
Net cash provided by (used in) financing activities	(57,204)	451,142	(33,839)

Increase (decrease) in cash and cash equivalents	(64,390)	120,109	26,220
Cash and cash equivalents at beginning of period	180,341	60,232	34,012
Cash and cash equivalents at end of period	$115,951	$180,341	$60,232

Supplemental disclosure of cash flow and non-cash investing and financing activities:

Interest paid, net of capitalized interest of $11.8 million, $5.8 million and $0.4 million	$40,907	$31,887	$27,914

Income taxes paid	3,754	4,776	4,166

Change in fair value of interest rate swap agreements	8,693	3,557	7,735

Equipment acquired under capital lease obligations	—	1,395	—

Note payable and taxes related to asset acquisition	—	—	18,500

Assets acquired and liabilities assumed, net, excluding cash, in connection with initial consolidation of Palmilla JV, LLC	—	62,029	—

Assets acquired and liabilities assumed, net, excluding cash, in connection with initial consolidation of Reethi Rah	4,908	—	—

Assets acquired and liabilities assumed, net, excluding cash, in connection with initial consolidation of Residences at Atlantis	(615)	—	—

Capital creditors accrued for the purchase of property and equipment	11,237	6,530	3,101

Contribution of the right to use land to equity investment in Ocean Club Residences & Marina	19,998	—	—

The accompanying notes are an integral part of these consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in tables are in thousands of U.S. dollars, except share data)

Note 1—Organization and Basis of Presentation

Organization

Kerzner International Limited (“Kerzner”), an international resort and gaming company, was incorporated in 1993 under the laws of the Commonwealth of The Bahamas. In these notes to our consolidated financial statements, the words “Company”, “we”, “our” and “us” refer to Kerzner together with its subsidiaries as the context may require.

We are a leading developer and operator of premier destination resorts, luxury resort hotels and gaming properties worldwide. In our destination resorts segment (“Destination Resorts”), we own and operate the Atlantis, Paradise Island resort and casino complex (“Atlantis, Paradise Island”) located in The Bahamas. We also own a 50% equity interest in Kerzner Istithmar Limited (“Kerzner Istithmar”), which is currently developing Atlantis, The Palm, Dubai, United Arab Emirates (“Atlantis, The Palm”), and we have entered into a joint venture agreement with two partners and related development and long-term management agreements for the development and operation of a destination resort casino in Morocco. In our gaming segment (“Gaming”), we developed and earn income from the Mohegan Sun Casino (“Mohegan Sun”) located in Uncasville, Connecticut. Our Gaming segment also includes the costs associated with the development of a casino in Northampton, England, costs associated with other gaming opportunities in the United Kingdom, equity earnings (losses) from our 37.5% investment in BLB Investors, L.L.C. (“BLB”) and our 50% investment in Trading Cove New York (“TCNY”). In our One&Only resorts segment (“One&Only Resorts”), we operate ten beach resorts at locations in The Bahamas, Mauritius, Dubai, the Maldives and Mexico and have another resort that is under development in South Africa (collectively “One&Only Resorts”).

During the year ended December 31, 2005, the Company consolidated Reethi Rah Resort Pvt Ltd (“Reethi Rah”) and Residences at Atlantis Development Limited (“Residences at Atlantis”) into its consolidated financial statements as the Company has determined that it is the primary beneficiary of these variable interest entities in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R) (“FIN 46R”), “Consolidation of Variable Interest Entities”. See Note 3—Consolidation of Variable Interest Entities for further discussion.

Destination Resorts

Atlantis, Paradise Island

Through certain of our Bahamian subsidiaries, Kerzner owns and operates Atlantis, Paradise Island, our flagship property. Atlantis, Paradise Island is an ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island features three interconnected hotel towers built around a lagoon and an extensive marine environment that includes an open-air marine habitat.

In 1999, Kerzner formed a joint venture with Starwood Vacation Ownership (“Starwood Vacation”) (formerly Vistana, Inc.), a subsidiary of Starwood Hotels and Resorts Worldwide Inc., to develop a timeshare project on Paradise Island adjacent to Atlantis, Paradise Island (“Harborside at Atlantis”). Starwood Vacation and the Company each own a 50% interest in Harborside at Atlantis. In 2004, we announced an expansion of Harborside at Atlantis, which included the addition of timeshare units between the Nassau harbor and the Marina at Atlantis. The Company’s share of earnings from Harborside at Atlantis are included in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations. In addition, the Company earns fees for marketing and for administrative and development services provided to Harborside at Atlantis, which are included in management, development and other fees in the accompanying consolidated statements of operations.

In May 2003, the Company entered into a “Heads of Agreement” with the Bahamian Government with respect to the Phase III expansion (“Phase III”) on Paradise Island. In May 2004 and December 2004, we entered into supplements to the Heads of Agreement, pursuant to which we modified certain components involved in the Phase III expansion, which includes a luxury all-suite hotel, expanded water attractions and a condominium-hotel. Certain elements of the Phase III expansion commenced in 2003, including construction of five new restaurants and additional retail space (“Marina Village”) and the completion of three luxury villas (“Ocean Club Villas”) at One&Only Ocean Club (“Ocean Club”). The Ocean Club Villas were completed in June 2004 and the Marina Village was completed in July 2005. Under the Heads of Agreement, the Company has committed to substantially complete the all-suite hotel by December 2006. The Heads of Agreement also contemplates the completion of the Residences at Atlantis condominium-hotel project during 2007. See Note 23—Commitments and Contingencies—Heads of Agreement for further discussion.

In December 2004, the Company announced the development of the Ocean Club Residences & Marina (“Ocean Club Residences”), an ultra-luxury condominium project at the Ocean Club Estates, a residential development adjacent to the Ocean Club Golf Course. We have formed a joint venture with a Bahamian partner for this project and anticipate completion in 2007. The Company commenced pre-sales and development of the Ocean Club Residences & Marina in the second quarter of 2005. The Company’s share of earnings from Ocean Club Residences are included in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations.

On August 30, 2005, the Company entered into a joint venture, Residences at Atlantis, with Turnberry Associates L.P. (“Turnberry”) to develop The Residences at Atlantis, a condominium-hotel located adjacent to Atlantis, Paradise Island. As of this date, the Company determined that it was the primary beneficiary of the joint venture in accordance with the provisions of FIN 46R and consolidated Residences at Atlantis into its consolidated financial statements. See Note 3—Consolidation of Variable Interest Entities for further discussion.

Atlantis, The Palm

In September 2003, we announced that we had agreed to form a joint venture with Nakheel LLC (“Nakheel”), an entity owned by the Royal Family of Dubai, to develop Atlantis, The Palm. In June 2004, we announced that we had entered into an agreement with Istithmar PJSC (“Istithmar”), an entity indirectly wholly-owned by the Royal Family of Dubai, that has assumed all obligations and rights of its affiliate, Nahkeel, to form Kerzner Istithmar. The purpose of Kerzner Istithmar is to develop Atlantis, The Palm located on The Palm, Jumeirah, a land reclamation project in Dubai. Atlantis, The Palm will include an ocean-themed destination resort and an extensive water park situated on beachfront property. The Company has agreed to invest $200.0 million in the form of common stock in Kerzner Istithmar.

Construction of Atlantis, The Palm commenced in 2005 and the Company anticipates that the project will be completed in late 2008. As part of this transaction, the Company entered into a long-term management agreement with the joint venture that entitles the Company to receive a base management fee based on the gross revenue generated by Atlantis, The Palm, and an incentive management fee based on operating income. The Company also entered into a development agreement with the joint venture that entitles it to receive $20.0 million and reimbursement of certain expenses over the development period. The Company currently has a 50% ownership interest in Kerzner Istithmar and as such, we expect to recognize $10.0 million, or 50%, in development fees over the development period.

Morocco

In July 2004, we announced that we and two local Moroccan companies, Société Maroc Emirates Arabs Unis de Développement (“SOMED”) and Caisse de Dépôt et de Gestion (“CDG”), had entered into an agreement with the Government of the Kingdom of Morocco for the development and management of a destination resort casino in Morocco through the formation of a joint venture of which we own 50%. In the second quarter of 2005 we, SOMED and CDG entered into a joint venture agreement and related development and long-term management agreements for the development and operation of this resort. We expect to commence construction of the project in 2007 and to complete the project in 2009.

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

Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and, commencing January 1, 2000, TCA receives payments of 5% of the gross revenues of Mohegan Sun for a 15-year period, including revenue generated by Mohegan Sun’s 1998 expansion that was completed in 2002. Revenues are defined in the Relinquishment Agreement as gross gaming revenues (other than Class II gaming revenue, i.e., bingo) and all other facility revenues. Such revenue includes hotel revenues, food and beverage sales, parking revenues, ticket revenues and other fees or receipts from the convention/events center in the Mohegan Sun expansion and all rental or other receipts from lessees, licensees and concessionaires operating in the facility, but not the gross receipts of such lessees, licensees and concessionaires. Such revenues exclude revenues generated by any future expansion of the Mohegan Sun. For seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the profits it receives each year (after the payment of certain expenses and the return of certain capital contributions) pursuant to the Relinquishment Agreement as a priority payment prior to making pro rata distributions to its partners.

As noted above, in 1998, the Mohegan Tribe appointed TCA to develop its expansion of Mohegan Sun pursuant to a development services agreement (the “TCA Development Agreement”). In turn, TCA subcontracted with an affiliate of the Company pursuant to a subcontract development services agreement (the “Subcontract Agreement”), which was later assigned to the Company. In consideration for the services provided under the Subcontract Agreement, TCA paid a fee to the Company. These fees are included within management, development and other fees in the accompanying consolidated statements of operations for the year ended December 31, 2003.

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

Investment in BLB

In March 2004, we announced that we entered into a joint venture, BLB, with an affiliate of Starwood Capital Group Global, L.L.C. (“Starwood Capital”) and an affiliate of Waterford Group, L.L.C. (“Waterford”) for the purpose of acquiring an interest in Wembley plc (“Wembley”), which owned gaming and track operations in the United States and owns race tracks in the United Kingdom. As of December 31, 2004, BLB had a 22.2% ownership interest in Wembley. The Company and Starwood each have a 37.5% ownership interest in BLB and Waterford owns the remaining 25%.

In July 2005, BLB acquired the U.S. operations of Wembley in Rhode Island and Colorado for approximately $464.0 million. These operations included Wembley’s flagship property, Lincoln Park in Rhode Island, a greyhound racetrack with video lottery terminals. See Note 4—Business Acquisitions and Dispositions for further discussion.

Trading Cove New York

Through Kerzner New York, Inc. (“KNY”), a wholly-owned subsidiary, we own 50% of TCNY. TCNY is managed by KNY and Waterford Development New York, LLC. In March 2001, TCNY entered into a development services agreement (the “TCNY Development Agreement”) with the Stockbridge-Munsee band of Mohican Indians (“Stockbridge-Munsee Tribe”) for the development of a casino (the “Catskills Project”) in the Catskills region of the State of New York (for purposes of this section, the “State”). The TCNY Development Agreement was amended and restated in February 2002 and subsequently amended in October and December 2004. The Stockbridge-Munsee Tribe does not currently have reservation land in the State but is federally recognized and operates a casino on its reservation in Wisconsin. The Stockbridge-Munsee Tribe has land claim litigation pending in the U.S. District Court for the Northern District of New York (the “Court”) against the State, the counties of Madison and Oneida and several municipalities to recover lands within the state that it alleges were wrongfully taken from the tribe. In December 2004, the Stockbridge-Munsee Tribe and the State entered into the “Agreement of Settlement and Compromise to Resolve the Stockbridge-Munsee Land Claims in the State of New York” (the “NY Settlement Agreement”).

The New York Settlement Agreement provided that it would automatically terminate on September 1, 2005 in the event key approvals and authorizing legislation were not obtained, subject to extension by the mutual written consent of the parties. As of September 1, 2005, many of the key approvals and authorizing legislation had not been obtained, and the New York Settlement Agreement was not extended by the parties. Two recent court decisions have impacted the effectuation of the settlement and the State’s general strategy in dealing with Native American land claims, including the Stockbridge-Munsee Tribe’s land claim. The Company can make no representation as to whether the Catskills Project will be completed.

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

One&Only Resorts

Our One&Only Resorts business consists of a collection of managed and/or owned/partially-owned premier luxury resort properties that primarily operate in the five-star, deluxe-end of the market. In December 2002, we introduced our One&Only brand for certain of our luxury resort properties. These One&Only managed properties are located in The Bahamas, Mauritius, the Maldives, Dubai and Mexico. We are also planning a proposed property, One&Only Cape Town (“Cape Town”), located in the Victoria & Alfred Waterfront in Cape Town, South Africa.

We manage the resorts in Mauritius, Dubai, the Maldives and Mexico under long-term management and marketing agreements and receive management and marketing fees based upon percentages of the revenue and adjusted gross operating profits of these properties. Such amounts related to management and marketing fees from resorts in Mauritius, Dubai and the Maldives are included in management, development and other fees in the accompanying consolidated statements of operations. Our share of earnings or losses resulting from our ownership interests in Mauritius and One&Only Kanuhura in the Maldives are included in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations.

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

Mauritius

In Mauritius, we manage and own interests in five beach resorts (“Mauritius Resorts”) including One&Only Le Saint Géran Hotel, One&Only Le Touessrok Hotel, La Pirogue Hotel, Le Coco Beach Hotel and Sugar Beach Resort. As of December 31, 2005, we owned a 20.4% interest in Sun Resorts Limited (“SRL”), the company that owns the Mauritius Resorts.

The Maldives

In the Maldives, located approximately 600 miles southwest of the southern tip of India, we manage and own an interest in One&Only Kanuhura (“Kanuhura”), a luxury resort located on Lhaviyani Atoll. Effective August 1, 2001, we acquired a 25% ownership interest in Kanuhura for approximately $3.8 million. Effective January 1, 2003, we reduced our ownership interest to 20%, and as of January 1, 2005, this interest was further reduced to 18.75%.

During 2002, we entered into management and development agreements for One&Only Maldives at Reethi Rah (“One & Only Maldives at Reethi Rah”), a luxury resort on North Male Atoll, which opened on May 1, 2005. Although the Company does not have any equity ownership interest in Reethi Rah, the entity that owns and operates the resort, we have determined that Reethi Rah is a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R. See Note 3—Consolidation of Variable Interest Entities for further discussion.

See Note 17—Related Party Transactions—Mauritius Resorts for discussion of an agreement with SRL entered into in connection with the management of the resorts in Mauritius and the Maldives.

Dubai

In Dubai, we manage One&Only Royal Mirage (“Royal Mirage”). Under the terms of the management agreement, we receive management fees based on a percentage of the revenue and gross operating profits of the Royal Mirage.

Mexico

We own a 50% interest in Palmilla JV, LLC (“Palmilla”), which operates One&Only Palmilla, a deluxe five-star One&Only property located near Cabo San Lucas in Baja, Mexico. As of January 1, 2004, pursuant to our adoption of FIN 46R, we determined that Palmilla, a previously unconsolidated equity method investment, must be consolidated as the operating agreement contains a provision which gives our 50% joint venture partner the right to cause us to acquire its 50% interest. We entered into long-term management and development agreements related to the property that will expire in 2022. In January 2004, Palmilla completed an expansion project that increased the room count and significantly upgraded the amenities and public areas offered by the resort.

Cape Town

In South Africa, we have a luxury resort under development, Cape Town, which we intend to manage as a One&Only property located at the Victoria & Alfred Waterfront in Cape Town, South Africa. In the first quarter of 2006, we acquired an equity ownership interest and entered into management and development agreements in connection with Cape Town. We are currently evaluating whether the joint venture should be consolidated in 2006 in accordance with the provisions of FIN 46R.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Kerzner, its subsidiaries and variable interest entities subject to consolidation pursuant to FIN 46R. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. These estimates and assumptions also affect the reported amounts of revenue and costs and expenses during the reporting period. On a regular basis, management evaluates its estimates. Actual results could differ from those estimates.

We provide allowances for doubtful accounts arising from casino, hotel and other services and amounts due from affiliates, which are based upon a specific review of outstanding receivables. In determining the amounts of the allowances, we are required to make certain estimates and assumptions. Accruals for potential liabilities related to any lawsuits or claims brought against us, calculation of inventory provisions, determination of fair value of employee stock options to determine compensation expense for disclosure purposes, fair values of financial instruments and guarantees, purchase price allocations, calculation of income tax liabilities and contingencies, valuation allowance on deferred tax assets, percentage-of-completion calculations, recoverability of long-lived assets and goodwill and realizability of notes receivable and other liabilities require that we apply significant judgment in determining the appropriate assumptions for use in the calculation of financial estimates. We also must estimate the useful lives assigned to our assets. Actual results may differ from the estimates and assumptions.

Cash Equivalents and Restricted Cash

We consider all of our short-term money market securities, purchased with original maturities of three months or less, to be cash equivalents. As of December 31, 2005, restricted cash—non-current primarily relates to restricted cash held in accordance with Atlantis, The Palm’s financing agreements and current restricted cash primarily represents amounts held in relation to Palmilla’s debt. As of December 31, 2004, restricted cash primarily related to restricted cash held in relation to Palmilla’s debt and letters of credit for one of our tour operators.

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

Accounts Receivable, Due from Affiliates and Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of gaming accounts receivable and notes receivable from affiliates. The Company issues markers to approved casino customers following background checks and investigations of creditworthiness. At December 31, 2005, a substantial portion of the Company’s receivables were due from customers residing in the United States. We also had receivables due from customers residing in other foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of these receivables. Due from affiliates consist of amounts due from related parties that primarily arise from construction funding made by the Company to assist in the financing of development projects.

Accounts receivable, including gaming and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to the amount management estimates to be collectible, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions.

Inventories

Inventories are carried at the lower of cost (on a first-in, first-out basis) or market value. Inventories consist primarily of food and beverages, operating supplies, retail and other items. Provisions are made, as necessary, to reduce excess or obsolete inventories to their estimated net realizable value.

Assets Held for Sale

Assets held for sale as of December 31, 2004 consisted of $5.4 million of undeveloped real estate which we owned in Atlantic City and had recorded an impairment of $7.3 million during 2004 and $6.9 million of real estate at the Ocean Club Estates. During the year ended December 31, 2005, the Company completed the sale of its real estate in Atlantic City, resulting in a gain of $1.4 million.

During the year ended December 31, 2005, the Company sold $2.4 million of the real estate held for sale at the Ocean Club Estates, resulting in a loss of $0.1 million and also recorded a write-down on real estate of $2.2 million. These amounts are included within other operating expenses in the accompanying consolidated statement of operations. The remaining $2.3 million of Ocean Club real estate has been reclassified to property and equipment, net as of December 31, 2005.

Property and Equipment and Depreciation

Property and equipment is stated at cost and its components (other than land) are depreciated over the estimated useful lives reported below using the straight-line method. Buildings at One&Only Maldives at Reethi Rah are depreciated over 25 years, which represents the term of the land lease for the island on which the property is located. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Buildings	25-40 years
Land improvements and utilities	14 years
Furniture, machinery and equipment	3-10 years

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

For redevelopment of existing operating properties, the net book value of the existing property under redevelopment plus the cost for the construction and improvements incurred in connection with the redevelopment are capitalized to the extent the capitalized costs of the property do not exceed the estimated fair value of the redeveloped property when complete.  If the total cost of the redeveloped property, including the undepreciated net book value of the property carried forward, exceeds the estimated fair value of redeveloped property, the excess is charged to expense.  For the year ended December 31, 2005, the total amount of undepreciated book value carried forward on redeveloped properties was $3.5 million.

Intangible Asset

Reethi Rah has entered into a long-term land lease with the government of the Republic of the Maldives for the land on which One&Only Maldives at Reethi Rah is constructed. This land lease was valued using the business combination principles under Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS 141”) and was consolidated at fair value in accordance with FIN 46R on May 1, 2005. The fair value of the land lease was estimated to be $15.1 million and its net book value is $14.7 million at December 31, 2005, after the effect of accumulated amortization of $0.4 million. The land lease is being amortized over the term of the lease of 25 years and the Company expects to record $0.6 million of amortization expense each year from 2006 through 2029. Amortization expense of this intangible asset was $0.4 million for the year ended December 31, 2005.

Capitalized Interest

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects and capital contributions to equity method investees who utilize such funds for construction-related activities. When debt is not specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company’s average cost of borrowed capital. Capitalization of interest ceases when a project is substantially complete or construction activities have ceased. The amounts capitalized during the years ended December 31, 2005, 2004 and 2003 were $11.8 million, $5.8 million and $0.4 million, respectively.

Software and Development Costs

The Company capitalizes purchased software that is ready for service and development costs for software incurred from the time the preliminary project stage is completed until the software is ready for use. Under the provisions of Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, the Company capitalizes costs associated with software developed or obtained for internal use when the preliminary project stage is completed. Capitalized costs include only:  (i) external direct costs of materials and services consumed in developing or obtaining internal-use software, and (ii) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. As of December 31, 2005, $2.7 million of these costs were capitalized and primarily related to upgrades to our customer database. As of December 31, 2004, $8.3 million of these costs were capitalized and primarily related to upgrades to our Bahamian tour operator’s reservation system which was placed in service in 2005.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is still under development, the analysis includes the remaining construction costs. If such review indicates that an asset may not be recoverable, an impairment loss is recognized for the excess of the carrying amount over the fair value of an asset to be held and used or over the fair value less cost to sell of an asset to be disposed or sold. For the year ended December 31, 2005, the Company has determined that none of its long-lived assets were impaired, except for certain real estate at the Ocean Club Estates, as discussed above in “Assets Held for Sale”. The Company determined that for the year ended December 31, 2004, none of its long-lived assets were impaired, except for a portion of land in Atlantic City, as further discussed in Note 9—Property and Equipment, net.

Loan Impairment

The Company applies SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS 114”) and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan-Recognition and Disclosures, an amendment of SFAS No. 114”, when determining if a loan is impaired. Under the provisions of these standards, the Company records a loan impairment when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. For collateralized loans, impairment is measured based on the fair value of the underlying collateral. See Note 17—Related Party Transactions, for a discussion of the Company’s $27.8 million impairment of notes receivable recorded during the year ended December 31, 2005.

Debt Issuance Costs

The Company incurs discounts, structuring fees and other costs in connection with its issuance of debt and with its amended credit facilities. Debt issuance costs are deferred when incurred and amortized to interest expense based on the anticipated debt maturities using the straight-line method, which approximates the effective interest method.

Investments in Associated Companies

Investments in associated companies represent investments in which the Company maintains an interest in excess of 20% but less than or equal to 50% and/or has significant influence over the investee. These investments are accounted for in accordance with the equity method of accounting, under which each investment is reported at cost and the carrying amount of the investment is adjusted by the Company’s proportionate share of the income or loss, including other comprehensive income or loss, less dividends received, of the investee since its acquisition. In certain instances, the Company’s investment balance also includes interest capitalized during construction, as appropriate. Differences, if any, between the Company’s carrying value and the underlying equity in the net assets of the investee are accounted for as if the investee were a consolidated subsidiary.

Goodwill

Goodwill consists of amounts associated with certain investments in associated companies accounted for under the equity method of accounting. This equity method goodwill is included in investments in associated companies and was $7.9 million as of December 31, 2005 and 2004. The Company assesses its equity method goodwill for impairment whenever events or changes in circumstances may indicate that the carrying amount of the related equity investment amount may not be recoverable. We have determined that there was no impairment as of December 31, 2005 and 2004.

Capital Creditors

Capital creditors represent amounts due to vendors for capital improvement and construction related projects.

Fair Value of Guarantees

In accordance with FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), we recognize, at the inception of a guarantee, a liability equal to an estimate of the guarantee’s fair value for the obligations we have undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. See Note 23—Commitments and Contingencies—Guarantees for the Company’s disclosures regarding the fair value of guarantees.

Accumulated Other Comprehensive Income (Loss)

Financial statements of foreign entities in which the Company maintains an investment are prepared in their respective local currencies and translated into U.S. dollars at the current exchange rates for assets and liabilities and an average rate for the year for revenue and expenses. Net gains or losses resulting from the translation of foreign financial statements are charged or credited to the translation reserves component of accumulated other comprehensive income (loss). Other comprehensive income (loss) has no tax impact as it relates to translation reserves on investments owned by foreign entities that are not subject to taxation. Other comprehensive income (loss) also includes unrealized holding gains or losses, net of income taxes, relating to the Company’s investments in available for sale securities and unrealized gains and losses (and the reversal of such gains and losses upon sale) relating to the change in the fair value of available for sale securities held by BLB including foreign currency effects. Translation reserves and other also includes the change in fair value of interest rate swaps relating to BLB.

As of December 31, 2005 and 2004, accumulated other comprehensive loss consisted of the following:

	December 31,
	2005	2004

Translation reserves and other	$(7,549)	$(7,130)
Unrealized losses on available-for-sale securities	(8)	(639)
Unrealized gains (losses) on investment in associated companies	1,154	(6,129)
Reversal of unrealized gains on investment in associated companies	(1,154)	—
	$(7,557)	$(13,898)

Treasury Stock

Ordinary Shares (the “Ordinary Shares”), which were repurchased and held in treasury, are stated at cost in the accompanying consolidated balance sheets.

Revenue Recognition

We recognize the net win from casino gaming activities (the difference between gaming wins and losses) as gaming revenue with liabilities recognized for funds deposited by patrons before gaming play occurs and for chips in the patrons’ possession, both of which are included in gaming-related deposits and liabilities.

Rooms, food and beverage, and other operating revenue are recognized as services are performed. Advance deposits on rooms are deferred and included in hotel advanced deposits and other deposits and unearned revenues within accounts payable and accrued liabilities until services are provided to the customer. Golf initiation fees are deferred upon receipt and then amortized into revenue on a straight-line basis over their average estimated membership. The retail value of accommodations, food and beverage, and other services furnished to hotel and casino guests without charge is included in gross revenue and then deducted as promotional allowances. (See “Promotional Allowances” below for further discussion.)

Revenue and expenses from tour operations include the sale of travel and leisure packages and are recognized on the day the travel package begins. Amounts collected in advance from guests are deferred and included in customer deposits and unearned revenues within accounts payable and accrued liabilities until such amounts are earned.

Revenue generated from construction services performed pursuant to the terms of development agreements are recognized on the percentage-of-completion basis in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. The percent complete and the amount earned at the end of each accounting period is determined by the percentage of costs incurred on the project at the end of each period as a percentage of the total estimated costs of the project. The Company accounts for revisions in estimated project costs by recording a cumulative catch-up of recognized revenue. The impact of such revisions was not material during the year ended December 31, 2005. Development fees earned are included in management, development and other fees in the accompanying consolidated statements of operations.

Management, development and other fees include amounts charged to unconsolidated affiliates for hotel management, executive management and project consulting and are recognized when the services have been rendered and the appropriate revenue recognition criteria have been met.

Other revenue primarily represents incidental revenues generated from hotel and golf operations at our consolidated properties, including retail shops, guest activities, telephone, the Marina at Atlantis, utilities and cancellations. Rental revenue associated with operating leases from retail establishments is included in other revenue and is recognized on a straight-line basis commencing on the date that the lessor is granted access to the space with rental holiday periods being recorded as a deferred rent asset in deferred charges and other assets, net and amortized over the lease term as a reduction to rental revenue. Rental revenue associated with leases that contain contingent rental provisions based on a percentage of sales are recognized in the period in which specific levels have been achieved. Other revenue also includes the revenue recognized from a settlement payment from a significant shareholder. For additional information, see Note 20—Gain on Settlement of Territorial and Other Disputes. The detail of other revenue is as follows:

	For the Year Ended December 31,
	2005	2004	2003
Retail shops	$16,208	$14,997	$12,347
Golf revenue	14,147	11,806	7,608
Guest activities	11,068	8,726	8,701
Telephone	9,262	10,464	10,543
Marina at Atlantis	7,777	4,805	4,549
Rental	7,750	6,341	6,946
Utilities	7,441	6,933	6,689
Revenue recognized from settlement payment	3,487	3,375	3,268
Cancellations	3,053	4,744	3,257
Other hotel revenue	10,544	6,345	4,516
	$90,737	$78,536	$68,424

Promotional Allowances

The retail value of accommodations, food, beverage and other services provided to customers without charge is included in gross revenue and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in gaming costs and expenses as follows:

	For the Year Ended December 31,
	2005	2004	2003

Rooms	$2,291	$2,285	$2,363
Food and beverage	6,673	6,340	6,727
Other	326	367	441
	$9,290	$8,992	$9,531

Rental Expense

The Company has various lease agreements for office space as well as a land lease in connection with the One&Only Maldives at Reethi Rah. Rental expense associated with operating leases is recognized on a straight-line basis over the lease term. For tenant improvement allowance and other lease incentives, the Company records the current portion of the deferred rent liability in accounts payable, the remaining portion in other long-term liabilities and amortizes the deferred rent over the term of the lease as a reduction to rent expense.

Advertising Expense

We expense advertising costs as incurred. Advertising expense was $18.5 million, $15.1 million, and $16.1 million for the years ended December 31, 2005, 2004 and 2003, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Foreign Currency

Transactions denominated in foreign currencies are recorded in local currency at actual exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are reported at the rates of exchange prevailing at those dates. Any gains or losses arising on monetary assets and liabilities from a change in exchange rates subsequent to the date of the transaction have been included in corporate expenses in the accompanying consolidated statements of operations. These amounts were not significant for the years ended December 31, 2005, 2004 and 2003.

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

Pre-Opening Expenses

Pre-opening expenses are charged to expense as incurred. Costs classified as pre-opening expenses include payroll, outside services, advertising and other expenses incurred prior to the commencement of new operations. Pre-opening expenses of $8.0 million in the accompanying consolidated statement of operations for the year ended December 31, 2005 primarily represent costs incurred relating to the Marina Village at Atlantis and the Phase III expansion.

Pre-opening expenses for the year ended December 31, 2004 represent costs incurred prior to the June 2004 opening of the One&Only Ocean Club expansion and Palmilla’s grand re-opening event in February 2004. During the year ended December 31, 2003, we did not incur any pre-opening expenses.

Loss (Gain) on Damaged Assets

Loss on damaged assets represents the write off of assets damaged during Hurricane Frances. Gain on damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

Costs of Management and Development Agreements

The Company expenses any costs incurred relating to the pursuit of business acquisitions while the potential acquisition process is ongoing. When the Company enters into a definitive agreement in connection with a management or development agreement, certain direct incremental costs related to the acquisition of the agreement and paid to third parties are deferred and amortized to expense or recorded as a reduction to the related revenue, as appropriate, over the terms of the underlying agreements. Such costs are deferred only when the income on such contracts is expected to exceed the related costs incurred and the related project is considered probable. Deferred contract acquisition costs are included in deferred charges and other assets, net in the accompanying consolidated balance sheets.

Income Taxes

We are subject to income taxes in various jurisdictions in which we conduct business. Accordingly, the accompanying consolidated statements of operations include a benefit (provision) for income taxes based on prevailing tax laws of those jurisdictions.

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized.

Minority and Noncontrolling Interest

Components of minority and noncontrolling interests were as follows:

	For the Year Ended December 31,
	2005	2004	2003

Reethi Rah	$6,677	$—	$—
Residences at Atlantis	1,692	—	—
Palmilla	155	8,751	—
One&Only Management	(1,710)	(1,517)	(1,340)
	$6,814	$7,234	$(1,340)

As of May 1, 2005, the Company became the primary beneficiary of Reethi Rah under FIN 46R, resulting in the consolidation of Reethi Rah into the consolidated financial statements of the Company as of that date. Reethi Rah incurred net losses totaling $12.3 million after intercompany eliminations for the period from May 1, 2005 to December 31, 2005. Of this amount, approximately $6.7 million exhausted the fair value of the owners’ equity capital (the fair value of which was estimated by the Company as of May 1, 2005) and is included in minority and noncontrolling interests in the accompanying condensed consolidated statements of operations for the year ended December 31, 2005. The balance of $5.6 million is reflected as a reduction to the Company’s consolidated net income for these periods. Should Reethi Rah incur additional net losses, in the absence of any increase to the owners’ equity capital in future periods, such losses will be reflected in the Company’s results of operations. If Reethi Rah realizes net income in the future, the Company will be credited through an increase to the Company’s consolidated net income only to the extent of the losses previously absorbed by the Company on behalf of Reethi Rah.

As of August 30, 2005, the Company determined that Residences at Atlantis must be consolidated into its consolidated financial statements. As of and for the year ended December 31, 2005, we have consolidated Residences at Atlantis, with the remaining 50% interest reflected as minority interest in the accompanying consolidated statement of operations for the year ended December 31, 2005, and a minority interest liability reflected within the accompanying consolidated balance sheet as of December 31, 2005.

As of January 1, 2004, pursuant to our adoption of FIN 46R, we determined that Palmilla, a 50% owned equity method investment, must be consolidated. As of and for the years ended December 31, 2005 and 2004, we have consolidated Palmilla, with the remaining 50% interest reflected as minority interest in the accompanying consolidated statements of operations for the years ended December 31, 2005 and 2004, and a minority interest liability reflected within the accompanying consolidated balance sheets as of December 31, 2005 and 2004.

Effective January 1, 2003, we entered into an agreement with SRL to form One&Only (Indian Ocean) Management Limited (“One&Only Management”) for the purpose of, among other things, managing Kanuhura and the Mauritius Resorts. As of December 31, 2005, SRL owned 25% of One&Only Management and we owned the remaining 75%. Subject to certain conditions, SRL’s ownership interest will increase incrementally through 2009, at which time SRL will own 50% of One&Only Management. As of and for the years ended December 31, 2005 and 2004, we have consolidated One&Only Management, with SRL’s interest in the operations of One&Only Management reflected as a minority interest in the accompanying consolidated statements of operations and a minority interest liability reflected within accounts payable and accrued liabilities in the accompanying consolidated balance sheets. See Note 17—Related Party Transactions for further discussion.

Earnings Per Share Data

The following is a reconciliation of the shares used in our earnings per share computations (shares in thousands):

	For the Year Ended December 31,
	2005	2004	2003
Weighted average shares used in basic computations	35,794	32,550	28,575
Dilutive stock options and restricted shares outstanding	1,737	1,334	802
Dilutive effect of convertible notes	136	—	—
Weighted average shares used in diluted computations	37,667	33,884	29,377

The net income amount used as the numerator in calculating basic and diluted earnings per share is the net income in the accompanying consolidated statements of operations. All options were included in the computation of diluted earnings per share in 2005. The Company did not include 0.1 million and 2.2 million options in the computation of diluted earnings per share in 2004 and 2003, respectively, because their effect would have been anti-dilutive.

In accordance with EITF Issue No. 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share” (“EITF 04-08”), the Company includes shares issuable under convertible instruments in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. In April 2004, the Company issued contingent convertible notes. In accordance with EITF 04-08, the impact on the diluted earnings per share related to these notes occurs when the Company’s average common stock price exceeds the conversion price of $58.24 even though the market price trigger of 120% of the conversion price, or $69.89, has not been met. For the year ended December 31, 2005, the Company has reflected the additional common shares in the calculation of diluted earnings per share using the treasury stock method. EITF 04-08 did not impact earnings per share for the year ended December 31, 2004, as the average stock price for the year did not exceed $58.24.

Equity-Based Compensation

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

SFAS 123 requires the use of option valuation models that require the input of highly subjective assumptions, including expected stock price volatility. The effect of applying the fair value method of accounting for stock options on reported net income and earnings per share for 2005, 2004 and 2003 may not be representative of the effects for future years because outstanding options vest over a period of several years and additional awards are generally made each year.

The fair value of compensation relating to stock options granted during 2004 and 2003 was estimated as of the respective dates of grant using the Black-Scholes option-pricing model with the following assumptions. The weighted average fair value per option granted in 2004 and 2003 was $15.40 and $12.44, respectively. There were no options granted during the year ended December 31, 2005. See discussion below for the assumptions used in estimating the fair value of the 2005 restricted shares granted to our Chief Executive Officer.

	For the Year Ended December 31,
	2005	2004	2003
Risk-free interest rate	—	3.2%	3.2%
Expected volatility	—	32.9%	37.2%
Expected life of equity-based compensation in years	—	4	4-5
Expected dividend yield	—	—	—

The following table illustrates the effect on net income and earnings per share if Kerzner had applied the fair value recognition provisions of SFAS 123 to equity-based employee compensation.

	For the Year Ended December 31,
	2005	2004	2003
Net income, as reported	$52,217	$68,132	$71,572

Deduct: pro forma adjustments(1)	12,205	7,357	3,699

Pro forma net income	$40,012	$60,775	$67,873

Earnings per share:
Basic – as reported	$1.46	$2.09	$2.50
Basic – pro forma	$1.12	$1.87	$2.38
Diluted – as reported	$1.39	$2.01	$2.44
Diluted – pro forma	$1.06	$1.79	$2.31

(1) Amount represents total equity-based compensation for all stock option awards and the 2005 restricted stock granted to our Chief Executive Officer as discussed below.

During the years ended December 31, 2005 and 2004, the Company issued 45,600 and 0.3 million restricted shares, respectively, with weighted average grant date fair values of $58.75 and $49.27, respectively, under the 2003 stock option plan to certain officers, directors and employees. The restricted shares’ vesting period ranges from three to five years on either a graduated or cliff vesting basis, provided that the recipient is still with the Company upon vesting. The aggregate market value of the restricted shares at the date of issuance of $2.7 million and $14.8 million, respectively, has been recorded as deferred compensation, as a separate component of shareholders’ equity, and is being amortized to compensation expense over the applicable vesting period.

In August 2005, the Company entered into a restricted stock agreement with its Chief Executive Officer. This long-term arrangement does not provide for vesting of any of the granted shares until 2009 at the earliest and postpones the vesting of the final tranche of granted shares until not earlier than 2011, except in limited circumstances that relate to a termination of Mr. Kerzner’s employment or the occurrence of a change of control of the Company. Pursuant to the agreement, 500,000 restricted Ordinary Shares were granted under the Company’s 2003 stock incentive plan. These restricted shares are divided into five tranches, each of 100,000 restricted shares that vest, subject to conditions in the agreement, upon the price of our Ordinary Shares reaching target prices ranging from $75 to $95. The Chief Executive Officer’s rights with respect to such Ordinary Shares may become fully vested and non-forfeitable subject to the terms and the conditions of the agreement. The estimated aggregate fair value of these restricted shares was $24.4 million as of the date of grant. The fair value of compensation relating to these restricted shares granted was estimated at the date of grant using a lattice valuation model with the following assumptions: risk-free interest rate of 4.5%, expected volatility of 31.2%, expected life of 4.5 years and an expected dividend yield of 0%. The weighted average fair value per share for these restricted shares was $48.85.

Also during the year ended December 31, 2005, the Company cancelled 6,200 restricted shares due to the termination of certain employees. Compensation costs recognized for restricted shares were $5.0 million, $1.8 million, and $0 for the years ended December 31, 2005, 2004 and 2003, respectively.

Derivative Financial Instruments

Through September 2005, the Company’s derivatives included interest rate swap agreements which were used to manage the impact of interest rate changes on our long-term debt obligations and were accounted for as fair value hedges in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). In September 2005, our interest rate swap agreements were terminated in connection with a refinancing of our 8 7/8% senior subordinated notes, which resulted in proceeds received of $5.1 million.

Palmilla has an interest rate cap agreement that is accounted for as a cash flow hedge in accordance with SFAS 133. See Note 14—Long-Term Debt for further discussion.

Recent Accounting Pronouncements

Share-Based Payment

In December 2004, the FASB issued a revision of SFAS 123 (“SFAS 123(R)”) that will require compensation costs related to share-based payment transactions to be recognized in the statement of operations. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, compensation expense for liability awards (those usually settled in cash rather than stock) will be remeasured to fair value each reporting period until the award is settled. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) replaces SFAS 123 and is effective for the Company as of January 1, 2006.

The Company adopted SFAS 123(R) as of January 1, 2006. SFAS 123(R) allows for two transition alternatives for public companies: (a) modified-prospective transition or (b) modified-retrospective transition. The Company applied the modified-prospective transition method. Under this method, companies are required to recognize compensation cost for share-based payments to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied. Measurement and attribution of compensation cost for awards that were granted prior to, but not vested, as of the date SFAS 123(R) became effective would generally be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS 123 (either for financial statement recognition or pro forma disclosure purposes). Prior periods are not restated. Historically, the Company has recorded forfeitures based on actual amounts. SFAS 123(R) requires forfeiture amounts to be estimated. However, this required change is not expected to have a material effect on the Company’s consolidated statement of operations.

SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as financing cash flow, rather than as operating cash flow as previously required.

The application of SFAS 123(R) beginning January 1, 2006, will result in additional compensation expense of approximately $13.6 million (not including tax effects) for the year ended December 31, 2006, based on option grants outstanding at December 31, 2005 and restricted shares issued to our Chief Executive Officer in August 2005. The foregoing amount does not include compensation expense for any stock options or other equity instruments that may be granted after December 31, 2005.

Accounting Changes and Error Correction

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”), which requires retrospective application to prior periods’ financial statements for changes in accounting principle and redefines “restatement” as the revising of previously issued financial statements to reflect the correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt SFAS 154 beginning January 1, 2006.

Note 3—Consolidation of Variable Interest Entities

Reethi Rah

Reethi Rah is the entity that owns and operates One&Only Maldives at Reethi Rah, a luxury resort located on the North Male Atoll in the Maldives. Although the Company does not have any equity ownership interest in Reethi Rah, we have determined that Reethi Rah is a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R.

On May 1, 2005, when the resort commenced operations and the Company finalized a senior subordinated credit agreement with Reethi Rah, the Company became the primary beneficiary of Reethi Rah under FIN 46R, resulting in the Company consolidating Reethi Rah into its consolidated financial statements as of this date. There is no pro-forma disclosure as the resort commenced operations on May 1, 2005. Upon consolidation, the total consideration was allocated based on the fair value of the assets acquired, liabilities assumed and noncontrolling interest as shown below:

Current assets	$8,187
Property and equipment	145,865
Intangible asset (a)	15,100
$169,152

Current maturities of long-term debt	$4,896
Other current liabilities	26,265
Due to affiliates—non-current (b)	77,800
Long term debt, net of current maturities	53,764
Owner’s equity (c)	6,427
$169,152

(a)  A favorable land lease was identified as an intangible asset. See Note 2—Summary of Significant Accounting Policies, Intangible Asset for further discussion.

(b)  Due to affiliates included $84.5 million of notes payable and related interest to the Company, net of a $27.8 million allowance which was recorded to reflect the fair value of the notes recorded prior to consolidation. Subsequent to May 1, 2005, the net balance of $56.7 million is eliminated in consolidation. See Note 17—Related Party Transactions, Reethi Rah, for further discussion. The remaining $21.1 million represents notes payable due to SRL.

(c)  Owner’s equity is reclassified to minority interest upon consolidation. Any losses incurred by Reethi Rah are first allocated to the owner’s equity and once exhausted, the excess losses are absorbed by the Company in its consolidated statement of operations. See Note 2—Summary of Significant Accounting Policies, Minority and Noncontrolling Interest for further discussion.

The Company has agreements with Reethi Rah that provide for construction financing and operating loans (see Note 17—Related Party Transactions), as well as management and development agreements that are considered variable interests. Reethi Rah’s creditors have no recourse to the Company, except for certain amounts due under a term loan facility agreement with a third party financial institution. In addition, certain of Reethi Rah’s assets collateralize its debt obligations. See Note 14—Long-Term Debt for further discussion.

Residences at Atlantis

In August 2005, the Company entered into a joint venture with Turnberry, Residences at Atlantis, to develop a condominium-hotel located adjacent to Atlantis, Paradise Island. The Company has determined that Residences at Atlantis is a variable interest entity and it is the primary beneficiary of the joint venture and accordingly is subject to consolidation in accordance with the provisions of FIN 46R. Effective August 30, 2005, the Company has consolidated Residences at Atlantis into its consolidated financial statements. As of December 31, 2005, the Company has consolidated $15.3 million of assets related to Residences at Atlantis.

Palmilla

On September 12, 2002, we acquired a 50% ownership interest in Palmilla, a deluxe five-star One&Only property located near Cabo San Lucas in Baja, Mexico, for approximately $40.8 million, including direct acquisition costs. This acquisition was funded through a combination of cash on hand and borrowings under our revolving credit facility as part of our strategy to expand our luxury resort business. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022. As part of the operating agreement, the other 50% owner has the right to require us to acquire its 50% interest for a price of $36.3 million, plus 50% of Palmilla’s working capital, with the price subject to adjustment, as defined in the purchase agreement, during the first year of the option period. The purchase price during the second year of the option period is based on a formula, as defined. The option period began on September 12, 2005 and expires on September 12, 2007. As previously described, as a result of this put option, Palmilla has been consolidated effective January 1, 2004, pursuant to FIN 46R.

Note 4—Business Acquisitions and Dispositions

Wembley

In a series of private transactions which commenced on March 10, 2004 and ended on April 16, 2004, BLB acquired a 22.2% interest in Wembley at 800 pence per share (approximately US$14.38 per share). The Company invested $47.4 million in BLB during 2004 for its proportionate share of BLB’s interest in Wembley.

In July 2005, BLB acquired the U.S. operations of Wembley in Rhode Island and Colorado for approximately $464.0 million. The acquired operations include Lincoln Park in Rhode Island, which include a greyhound racetrack with video lottery terminals. In connection with this transaction, Wembley repurchased BLB’s 22.2% shareholding in Wembley for approximately $116.0 million. The balance of the purchase price was financed on a non-recourse basis by a consortium of banks that underwrote a $495.0 million senior secured credit facility, which includes a $125.0 million revolving credit facility that is being used primarily to finance the redevelopment of Lincoln Park which commenced in the third quarter of 2005.

Hurricane Hole Marina

During 2005, the Company acquired certain assets of Hurricane Hole Marina, which is in close proximity to the Marina Village and includes frontage on Nassau Harbour, and some additional buildings and facilities for $28.0 million. The Company intends to utilize the Hurricane Hole Marina to accommodate excess demand at the Atlantis

Marina and anticipates upgrading this marina and bringing it into Atlantis’s product offering. This acquisition includes additional real estate, which the Company plans to use for new development. The purchase price was allocated to property and equipment, including $27.5 million to land, resulting in no recognition of goodwill. There were no contingent payments, options or commitments and there were no purchased research and development assets associated with this acquisition. The pro-forma effect of this acquisition to the Company’s consolidated results of operations for the year ended December 31, 2005 was insignificant.

U.K. Development Projects and Acquisition of Casino License

During the year ended December 31, 2005, the Company wrote off $11.2 million of previously capitalized costs included in construction in progress as of December 31, 2004. These costs related to the planning and development of all of the Company’s proposed gaming projects in the United Kingdom (excluding costs associated with the Company’s casino project in Northampton) and were expensed due to the passage of gaming reform legislation in April 2005 that was less favorable than the Company had previously anticipated. Included in this write off was a $2.9 million payment made in July 2004 as consideration for our exclusive appointment as the preferred developer and operator of a proposed resort casino and hotel at the Scottish Exhibition + Conference Centre in Glasgow and a $4.0 million initial payment made in April 2003 as consideration for the development of a casino and hotel at The O2 (formerly the Millenium Dome) in London.

In 2003, we also made a $1.3 million and $0.8 million payment for the acquisition of a casino license and land, respectively, in Northampton, England.

Kanuhura

On January 1, 2005 and 2003, we sold 5% and 20%, respectively, of our equity interest in Kanuhura to SRL at our net book value of $0.1 million and $1.5 million, respectively, resulting in no gain or loss on either transaction. As a result, our ownership interest in Kanuhura was 18.75% in 2005 and was 20% in 2004 and 2003. See Note 17—Related Party Transactions—Sun Resorts Limited for further discussion.

Kerzner Interactive

Through a wholly-owned subsidiary, the Company previously owned and operated Kerzner Interactive Limited (“Kerzner Interactive”), an online Internet gaming site. Kerzner Interactive allowed play only in jurisdictions that permitted online gaming and, as these jurisdictions became more restrictive in their acceptance of play, the market size was reduced and competition intensified. Without the potential for expansion into other markets, including the United States, the outlook for new business substantially decreased. As a result, during the first quarter of 2003, the Company discontinued the operations of Kerzner Interactive. The operating results of Kerzner Interactive for the year ended December 31, 2003 are presented as income from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations.

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

The operating results of Kerzner Interactive for the year ended December 31, 2003 were as follows and are presented as income from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations:

Revenue	$—
Expenses	(3,195)
Other income	4,500
Net income	$1,305

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

Atlantic City Land

In July 2004, the Company obtained an appraisal on undeveloped real estate which we own in Atlantic City, that indicated the carrying amount of this real estate was not fully recoverable. The appraisal was commissioned after the Company had received an unsolicited offer to acquire some of the undeveloped land for a price substantially less than the Company’s book value and certain other information related to third party sales of nearby comparable properties at prices substantially less than what the Company’s book value was for its undeveloped property. As a result, during the year ended December 31, 2004, we recognized a $7.3 million impairment loss as these assets were written down to fair value less estimated costs to sell of $5.4 million. This amount was reclassified to assets held for sale in the accompanying balance sheet as of December 31, 2004.

In July 2005, the Company completed the sale of a portion of its Atlantic City land, as well as an additional ancillary piece of land, which together resulted in a gain of $1.4 million.

Note 5—Cash Equivalents and Restricted Cash

As of December 31, 2005 and 2004, the Company held $3.5 million and $117.0 million, respectively, of money market funds. Based on the maturity dates of such funds, these amounts are included in cash and cash equivalents in the accompanying consolidated balance sheets. Cash equivalents as of December 31, 2005 and 2004 also included reverse repurchase agreements (federal government securities purchased under agreements to resell those securities) under which we had not taken delivery of the underlying securities and investments in a money market fund that invests exclusively in U.S. Treasury obligations. As of December 31, 2005 and 2004, we held reverse repurchase agreements of $47.8 million and $33.4 million, respectively, all of which matured in the first week of the following month.

As of December 31, 2005, restricted cash—non-current included $57.9 million of escrowed funds, which have been set aside to fund a portion of the Company’s equity investment in the joint venture that owns Atlantis, The Palm. Under the joint venture’s original senior credit facilities, the Company was required to place into escrow the difference between the Company’s equity commitment to the project and any amounts previously funded. As of December 31, 2005 and 2004, current restricted cash included $4.0 million and $2.3 million, respectively, held as a result of certain provisions related to Palmilla’s debt primarily to service current interest payments and other related items.

Note 6—Short-Term Investments

During the year ended December 31, 2005, the Company purchased $20.0 million principal amount of T-Bills and $205.0 million principal amount of the Company’s T-Bills matured or were redeemed. As of December 31, 2005, the adjusted carrying value and fair value of these securities held by the Company was $20.0 million, which matured in January 2006. During the year ended December 31, 2005 and 2004, the Company recognized $2.7 million and $1.5 million, respectively, of interest income from its short-term investments.

The Company’s T-Bills are classified and accounted for as available-for-sale securities and are reported at fair market value with the resulting net unrealized holding gains or losses, net of income taxes, reported as a separate component of comprehensive income (loss). For year ended December 31, 2005 and 2004, the Company recorded $0.6 million and $(0.6) million of unrealized holding gains (losses), respectively, in connection with its T-Bills.

Note 7—Accounts Receivable, net

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

Components of accounts receivable, net were as follows:

	December 31,
	2005	2004

Gaming	$16,189	$16,740
Less: allowance for doubtful accounts	(4,059)	(4,853)
	12,130	11,887

Hotel and related	23,376	22,088
Other	17,158	9,389
	40,534	31,477
Less: allowance for doubtful accounts	(2,497)	(1,621)
	38,037	29,856

	$50,167	$41,743

Other receivables as of December 31, 2005 includes a $4.3 million receivable for Reethi Rah relating to customs duty amounts paid which we expect to recover from the government of the Maldives.

Bad debt expense related to trade receivables was a reversal of $0.6 million for the year ended December 31, 2005 and was $1.2 million and $1.3 million for the years ended December 31, 2004 and 2003, respectively, and is included in selling, general and administrative expenses in the accompanying statements of operations.

Note 8—Prepaid Expenses and Other Current Assets

Components of prepaid expenses and other current assets were as follows:

	December 31,
	2005	2004

Prepaid windstorm, construction and other insurance	$13,045	$12,253
Prepaid tour operator-related costs	2,950	1,804
Prepaid rent-current	—	1,422
Prepaid taxes	—	823
Other	6,937	5,383
	$22,932	$21,685

Windstorm, construction and other insurance as of December 31, 2005 included $5.0 million for all risk insurance related to the Company’s Paradise Island properties and $2.9 million of prepaid construction insurance in connection with the Company’s Phase III expansion on Paradise Island. The policy year for the windstorm insurance began on June 1, 2005 and expires May 31, 2006. As of December 31, 2005, other prepaid expenses consisted primarily of vendor and supplier prepayments made during the normal course of business.

Prepaid taxes of $0.8 million as of December 31, 2004 consists of payments made by Palmilla to the Mexican taxing authority for income and asset taxes.

Note 9—Property and Equipment, net

Components of property and equipment, net were as follows:

	December 31,
	2005	2004

Land	$314,815	$289,125
Land improvements and utilities	277,213	239,153
Buildings and leasehold improvements	871,107	764,828
Furniture, machinery and equipment	378,965	284,754
Construction in progress	210,198	106,566
	2,052,298	1,684,426
Less: accumulated depreciation	(404,963)	(336,786)
	$1,647,335	$1,347,640

Included in property and equipment, net as of December 31, 2005, is $139.1 million related to Reethi Rah, which was consolidated as of May 1, 2005, and $4.9 million related to Residences at Atlantis, which was consolidated as of August 30, 2005.

Construction in progress as of December 31, 2005 consisted of $200.2 million of costs associated with development projects and $10.0 million related to other capital projects including $2.7 million of software related costs. Development project costs as of December 31, 2005 primarily included $179.2 million of costs related to the Phase III expansion and $4.7 million of costs related to the Residences at Atlantis condominium-hotel project. Also included in construction in progress as of December 31, 2005 was $6.1 million related to the development of Cape Town, $5.9 million of costs related to the development of a destination resort casino in Morocco and $4.3 million of costs associated with the development of a casino in Northampton, England as these projects are considered probable.

Construction in progress as of December 31, 2004 consisted of $86.9 million of costs associated with development projects and $19.7 million related to other capital projects including $8.3 million of software related costs. Development project costs as of December 31, 2004 primarily included $47.6 million of Phase III expansion costs, $26.4 million of costs related to the Marina Village construction on Paradise Island and $4.3 million of costs associated with the development of the Ocean Club Residences & Marina. Also included in construction in progress as of December 31, 2004 were costs related to the planning and development of the Company’s proposed gaming projects in the United Kingdom. During the year ended December 31, 2005, the Company wrote off $11.2 million of these costs, which related to the planning and development of all of the Company’s proposed gaming projects in the United Kingdom (excluding costs associated with the Company’s casino project in Northampton) and were expensed due to the passage of gaming reform legislation in April 2005 that was less favorable than the Company had previously anticipated.

Depreciation expense was $73.3 million, $58.9 million and $55.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 10—Deferred Charges and Other Assets, net

Components of deferred charges and other assets, net were as follows:

	December 31,
	2005	2004

Debt issuance costs, net	$18,408	$21,419
Deferred compensation plan investments	7,004	3,981
Deposits for property and equipment	4,682	—
Deferred contract acquisition costs	2,285	2,906
Deposit and casino license for UK development projects	1,405	1,306
Employee notes receivable	1,176	1,225
Interest rate cap asset	77	114
Interest rate swap asset, net	—	6,833
Other	4,845	2,894
	$39,882	$40,678

Debt issuance costs, net of amortization, relates to costs incurred in connection with the issuance of our debt and our Amended Credit Facility. The amortization of debt issuance costs included in interest expense was $5.6 million, $3.4 million and $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Deferred compensation plan investments relate to assets held in a rabbi trust for our deferred compensation plan. See Note 18—Employee Benefit Plans for further discussion.

Deposits for property and equipment primarily relate to deposits made in connection with the Phase III expansion and The Residences at Atlantis condominium-hotel project.

Deferred contract acquisition costs primarily relate to direct incremental costs incurred in connection with the acquisition of development and management contracts in connection with Atlantis, The Palm and projects in Morocco and South Africa.

See Note 17—Related Party Transactions for discussion of the Company’s employee notes receivable.

Interest rate swap asset is the fair value of $150.0 million notional amount of swap agreements on our 8 7/8% senior subordinated notes as of December 31, 2004, which represents the amount that would have been received had the swap agreements been terminated on that date. In September 2005, our interest rate swap agreements were terminated in connection with a refinancing of our 8 7/8% senior subordinated notes, which resulted in proceeds received of $5.1 million.

The interest rate swap asset was $8.7 million as of December 31, 2004. In connection with the termination of $25.0 million notional amount of two of our interest rate swap agreements in September 2003 and July 2004, we received $1.4 million and $1.1 million, respectively, which was classified as a contra asset in deferred charges and other assets, net as of December 31, 2004, and was accreted to interest expense over the term of the underlying debt. The balance of the contra asset as of December 31, 2004 was $1.9 million. The balance of this contra asset at the date of the refinancing of our 8 7/8% senior subordinated notes was $1.7 million and was included as a reduction of loss on early extinguishment of debt of $27.9 million during the year ended December 31, 2005.

Note 11—Accounts Payable and Accrued Liabilities

Components of accounts payable and accrued liabilities were as follows:

	December 31,
	2005	2004

Hotel advance deposits	$32,279	$22,270
Payroll and related benefits	31,816	30,511
Other deposits and unearned revenue	23,438	18,044
Trade payables	18,873	15,869
Hotel-related costs and expenses	17,655	16,651
Gaming-related deposits and liabilities	11,146	12,212
Tour operator advanced deposits	10,879	6,642
Accrued interest	10,262	13,330
Accrued tour operator-related costs and expenses	4,366	6,882
Majority shareholder settlement – deferred revenue – current	3,602	3,487
Accrued taxes	3,416	5,310
Other	27,663	17,017
	$195,395	$168,225

Note 12—Deferred Revenue

Components of deferred revenue were as follows:

	December 31,
	2005	2004

Kerzner Istithmar development fee	$8,538	$5,215
Majority shareholder settlement	7,564	11,166
Lessee prepayment	2,271	2,521
Deferred revenue from Atlantic City land sale	2,168	412
Other	1,271	1,105
	$21,812	$20,419

Kerzner Istithmar development fee represents the deferred portion of payments received from Kerzner Istithmar related to the $20.0 million development fee as discussed in Note 17—Related Party Transactions.

Majority shareholder settlement represents the non-current portion of a settlement payment as further discussed in Note 20—Gain on Settlement of Territorial and Other Disputes.

Lessee prepayment consists of the long-term portion of an amount paid to the Company by an entity which is operating Palmilla’s spa facility, and is amortized to other revenue over the term of the underlying lease. The current portion of the lessee prepayment is included in the other deposits and unearned revenue component of accounts payable and accrued liabilities.

Through a wholly-owned subsidiary we previously owned and operated a resort and casino property in Atlantic City, New Jersey (“Resorts Atlantic City”). On April 25, 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC (“Colony”). In connection with this transaction, we sold certain undeveloped real estate to Colony for $40.0 million, which was paid in the form of a promissory note that will mature in March 2009. Although this transaction qualifies as a legal sale, it does not qualify as an accounting sale pursuant to SFAS No. 66, “Accounting for Sales of Real Estate”. The $40.0 million balance of the note is not expected to be received until March 2009.

During the year ended December 31, 2005, the Company received a $0.2 million payment towards the purchase price and has also received $1.6 million and $0.4 million of related interest payments during the years ended December 31, 2005 and 2004, respectively. These amounts have been recorded as deferred revenue in the accompanying consolidated balance sheets. As sufficient cumulative payments toward the purchase price were not received as of December 31, 2005, collectibility of the sales price cannot be reasonably assured. As such, the sale has not been recognized as of December 31, 2005. The net carrying value of the related undeveloped real estate is $40.0 million and is included in land within property and equipment, net in the accompanying consolidated balance sheets.

Note 13—Other Long-Term Liabilities

Components of other long-term liabilities were as follows:

	December 31,
	2005	2004

Deferred compensation obligation	$7,013	$3,973
Deferred rent credit	2,175	2,437
Other	1,657	689
	$10,845	$7,099

For more information on the deferred compensation obligation, see Note 18—Employee Benefit Plans. The deferred rent credit relates to a building lease entered into during 2002 for our office in Plantation, Florida.

Note 14—Long-Term Debt

Long-term debt consisted of the following:

	December 31,
	2005	2004

Amended Credit Facility (a)	$—	$—
$400 million 6¾% Senior Subordinated Notes due 2015 (b)	400,000	—
$400 million 8 7/8% Senior Subordinated Notes due 2011 (c)	1,632	413,427
$230 million 2.375% Convertible Senior Subordinated Notes due 2024 (d)	230,000	230,000
Palmilla Notes (e)	110,000	110,000
Reethi Rah Term Loan Facility (f)	47,200	—
Reethi Rah Loan (g)	4,032
Other (h)	4,442	1,361
	797,306	754,788
Less: amounts due within one year	(7,689)	(659)
	$789,617	$754,129

(a)    Amended Credit Facility

On October 31, 2005, Kerzner entered into an amendment to our credit facility (the “Amended Credit Facility”) with a syndicate of banks. Under the Amended Credit Facility, the maximum amount of borrowings that may be outstanding is $650.0 million (the “Commitment Amount”). In addition, should we obtain the requisite commitment from existing or new lenders, we have the right to increase the Commitment Amount of our credit facility by up to $250.0 million, for a total of $900.0 million. The Commitment Amount under the Amended Credit Facility may be voluntarily reduced from time to time in multiples of $1.0 million. The Commitment Amount also shall be automatically and permanently reduced in connection with certain asset sales. The Amended Credit Facility allows for investments not to exceed $400.0 million plus the sum of (i) 100% of net equity proceeds received by the Company from and after July 7, 2004, plus (ii) 50% of net income (without deductions for losses) of the Company for each of the full fiscal quarters occurring from and after January 1, 2004  In addition, the Company is permitted to make investments in Atlantis, The Palm and a destination resort casino in Morocco of $125.0 million and $55.0 million, respectively.

Loans under the Amended Credit Facility bear interest at (i) the higher of (a) a base rate or (b) the Federal Funds Rate plus one-half of one percent, in either case plus up to an additional 1.00% based on a debt to EBITDA ratio during the period, as defined (the “Leverage Ratio”), (ii) the London Interbank Offered Rate (“LIBOR”) rate plus 0.75% to 2.00% based on the Leverage Ratio or (iii) the Federal Funds Rate plus 0.75% to 2.00% based on the Leverage Ratio. For loans based on the Alternate Base Rate (as defined), interest is payable quarterly. For loans based on the LIBOR rate, interest is payable on the last day of each applicable interest period. Loans under the Amended Credit Facility may be prepaid and re-borrowed at any time and are due in full on December 31, 2010. Commitment fees are calculated at per annum rates ranging from 0.25% to 0.60% based on the Leverage Ratio, applied to the undrawn amount of the Amended Credit Facility and are payable quarterly.

The Amended Credit Facility contains affirmative and restrictive covenants which, among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business. As of December 31, 2005, management believes the Company was in compliance with all such covenants.

The Amended Credit Facility is secured by a pledge of substantially all of our assets.

As of December 31, 2005, the Company had $644.6 million of borrowings available on the Amended Credit Facility after giving effect to $5.4 million in letters of credit outstanding. In connection with this facility, the Company incurred $0.9 million of debt issuance costs during the year ended December 31, 2005. These costs are being amortized to interest expense over the expected life of the facility of 5 years. These costs, net of accumulated amortization, are included in deferred charges and other assets, net in the Company’s consolidated balance sheet as of December 31, 2005. In connection with the amendment of our credit facility during the year ended December 31, 2005, we wrote off $0.9 million of debt issuance costs associated with the previous facility to interest expense, net of capitalization in the accompanying consolidated statement of operations.

(b)    6¾% Senior Subordinated Notes

In September 2005, we issued $400.0 million principal amount of 6¾% senior subordinated notes due 2015 (the “6¾% Senior Subordinated Notes”) which, after debt issuance costs of $7.3 million, resulted in net proceeds of approximately $392.7 million. All of the proceeds received from the issuance of the 6¾% Senior Subordinated Notes were used to repay approximately 99.6% of the Company’s tendered $400.0 million principal amount of 8 7/8% senior subordinated notes due 2011 (the “8 7/8% Senior Subordinated Notes”).

The 6¾% Senior Subordinated Notes are unconditionally guaranteed by substantially all of our wholly-owned subsidiaries. Interest on these notes is paid semi-annually on April 1 and October 1 beginning April 1, 2006. The indenture for the 6¾% Senior Subordinated Notes contains various restrictive covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (a) incur additional indebtedness, (b) incur certain liens, (c) engage in certain transactions with affiliates and (d) pay dividends and make certain other payments. We believe we are in compliance with all such covenants as of December 31, 2005.

All of our outstanding 6¾% Senior Subordinated Notes rank pari passu with each other and are all subordinated to the Amended Credit Facility.

(c)    8 7/8% Senior Subordinated Notes

In August 2001, the Company issued $200.0 million principal amount of 8 7/8% Senior Subordinated Notes, which, after debt issuance costs of $6.0 million, resulted in net proceeds of approximately $194.0 million. All of the proceeds received from the issuance of the 8 7/8% Senior Subordinated Notes were used to repay amounts outstanding under a previous revolving credit facility. In May 2002, we issued, at 103%, an additional $200.0 million of 8 7/8% Senior Subordinated Notes and used the proceeds of approximately $201.5 million, net of related debt issuance costs of $4.5 million, to repay our $200.0 million principal amount of 9% senior subordinated notes.

The 8 7/8% Senior Subordinated Notes are unconditionally guaranteed by substantially all of our wholly-owned subsidiaries. Interest on these notes is paid semi-annually on February 15 and August 15. The indenture for the 8 7/8% Senior Subordinated Notes contains various restrictive covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (a) incur additional indebtedness, (b) incur certain liens, (c) engage in certain transactions with affiliates and (d) pay dividends and make certain other payments. We believe we are in compliance with all such covenants as of December 31, 2004.

In September 2005, the Company commenced an offer (the “Tender Offer”) and consent solicitation (the “Consent Solicitation” and, together with the Tender Offer, the “Offer and Solicitation”) relating to the 8 7/8% Senior Subordinated Notes. The Company offered to purchase the 8 7/8% Senior Subordinated Notes pursuant to the Tender Offer at $1,082.83 per $1,000 principal amount of the 8 7/8% Senior Subordinated Notes to each seller in cash (the “Total Consideration”). The Total Consideration included a consent payment of $22.25 per $1,000 principal amount of the 8 7/8% Senior Subordinated Notes (the “Consent Payment”) payable only to holders who tendered their 8 7/8% Senior Subordinated Notes and validly delivered their consents (and did not withdraw them) on or prior to September 21, 2005. Holders who tendered their 8 7/8% Senior Subordinated Notes after September 21, 2005 and on or prior to October 8, 2005 (the “Expiration Date”) received the Total Consideration less the Consent Payment. As of the Expiration Date, approximately 99.6% of the $400.0 million aggregate principal amount outstanding of the 8 7/8% Senior Subordinated Notes were received and accepted for payment by the Company and one of its wholly-owned subsidiaries, Kerzner International North America, Inc. (“KINA”). As of December 31, 2005, $1.6 million aggregate principal amount of the 8 7/8% Senior Subordinated Notes remained outstanding.

See Note 21—Loss on Early Extinguishment of Debt for disclosure of the related loss incurred in connection with the redemption of our 8 7/8% Senior Subordinated Notes.

(d)    2.375% Convertible Senior Subordinated Notes

In April 2004, the Company issued $230.0 million principal amount of 2.375% convertible senior subordinated notes due 2024 (the “2.375% Convertible Senior Subordinated Notes”) which, after debt issuance costs of $6.3 million, resulted in net proceeds of approximately $223.7 million. The proceeds from the issuance of the 2.375% Convertible Senior Subordinated Notes are being used to fund future capital expenditures which may include, among other things, development costs for the Phase III expansion on Paradise Island, the Company’s equity investment in Kerzner Istithmar and general corporate purposes. During the years ended December 31, 2005 and 2004, a portion of these proceeds were utilized to purchase T-Bills. The debt issuance costs are being amortized to interest expense over ten years, as there is an option to put such debt to us ten years from the issuance date. These costs, net of accumulated amortization, are included in deferred charges and other assets, net in the accompanying consolidated balance sheet as of December 31, 2005 and 2004. During the year ended December 31, 2005 and 2004, the Company recorded $0.6 million and $0.4 million, respectively, of amortization of these debt issuance costs.

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

The 2.375% Convertible Senior Subordinated Notes are subordinated to the Amended Credit Facility and rank pari passu with our 6¾% Senior Subordinated Notes, however, they are not guaranteed by our wholly-owned subsidiaries, they are effectively subordinated to our subsidiaries’ existing and future liabilities. Interest on the 2.375% Convertible Senior Subordinated Notes is paid semi-annually in arrears on April 15 and October 15.

(e)    Palmilla Notes

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

Interest on the Palmilla Notes is paid monthly on the ninth day of each month. The Palmilla Notes bear interest at LIBOR plus 3.75%. The average interest rate for the period that the notes were outstanding during 2005 was 7.15%. The Palmilla Notes contain affirmative and restrictive covenants which, among other things, require periodic financial reporting and include limitations on Palmilla to incur certain liens. In addition, the Palmilla Note Indenture provides recourse to Kerzner solely in the event certain representations and warranties are violated. We believe we are in compliance with all such covenants as of December 31, 2005.

(f)     Reethi Rah Term Loan Facility

On December 29, 2004, Reethi Rah entered into a facility agreement (the “Reethi Rah Term Loan Facility”) with a third party financial institution (the “Lender”). Under the Reethi Rah Term Loan Facility, the Lender agreed to make available to Reethi Rah a term loan facility in an aggregate amount equal to $50.0 million to be used towards the development of One&Only Maldives at Reethi Rah. Loans under the Reethi Rah Term Loan Facility bear interest at (a) LIBOR plus 3.25% for the period up to and including May 1, 2005, (b) LIBOR plus 2.00% on the first $6.0 million of loans and LIBOR plus 3.25% on any other outstanding amounts above $6.0 million for the period from May 2, 2005 through May 1, 2009, and (c) LIBOR plus 3.25% from May 2, 2009 thereafter. Interest on outstanding loans is paid semi-annually on March 31 and September 30. The average interest rate for the eight months ended December 31, 2005 was 6.79%. Principal payments of $2.5 million are due semi-annually on June 30 and December 31 beginning December 31, 2005 through June 30, 2015. As of December 31, 2005, Reethi Rah had $47.2 million of loans outstanding under the Reethi Rah Term Loan Facility.

The Reethi Rah Term Loan Facility contains affirmative and restrictive covenants which, among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts, (c) limit the incurrence of indebtedness and (d) limit asset expenditures and dispositions outside the ordinary course of business. As of December 31, 2005, management believes that Reethi Rah was in compliance with all such covenants. In addition, the Reethi Rah Term Loan Facility is secured by substantially all assets of Reethi Rah, including property and equipment and certain other assets, which have been pledged as collateral.

The Reethi Rah Term Loan Facility is guaranteed, in part, by the Company. The Company and SRL entered into a guarantee agreement with the Lender which provides for the Company to make certain operating loans to Reethi Rah in an amount not to exceed the lesser of its proportionate share of (i) $6.0 million or (ii) the amount of principal and interest due but not paid to the Lender pursuant to the Reethi Rah Term Loan Facility. The guarantee is effective for four years on a non-cumulative basis beginning May 1, 2005, the date at which One&Only Maldives at Reethi Rah commenced operations. Upon the Company’s performance of this guarantee, the Company would be deemed to have made a loan on the same terms of its senior subordinated credit agreement with Reethi Rah as discussed in Note 17—Related Party Transactions. Also see Note 17—Related Party Transactions, for discussion of operating loans funded to Reethi Rah.

(g)    Reethi Rah Loan

On December 1, 2002, Reethi Rah entered into a loan facility agreement (“Reethi Rah Loan”) with a syndicate of banks for a principal aggregate amount of up to $5.0 million. Amounts under the Reethi Rah Loan bear interest at 12% per annum. Principal and interest payments are due in monthly installments through January 31, 2008. As of December 31, 2005, Reethi Rah had $4.0 million outstanding under the Reethi Rah Loan, of which $1.4 million is to be repaid within one year. The Reethi Rah Loan is secured by a first priority mortgage of the underlying Reethi Rah property and equipment.

(h)    Other

Other long-term debt consists of capital leases for machinery and equipment. As of December 31, 2005, this amount includes Reethi Rah’s obligation under $4.1 million of capital leases for property and equipment at One&Only Maldives at Reethi Rah.

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

In September 2003, we cancelled $25.0 million notional amount of our then $200.0 million of interest rate swaps on our 8 7/8% Senior Subordinated Notes. We received $1.4 million from this cancellation, which was accreted to interest expense over the term of the underlying debt.

In July 2004, we cancelled $25.0 million notional amount of our then $175.0 million of interest rate swaps on our 8 7/8% Senior Subordinated Notes. We received $1.1 million from this cancellation, of which $0.4 million was applied to our outstanding interest receivable, and $0.7 million was accreted to reduce interest expense over the term of the underlying debt.

In connection with the refinancing of our 8 7/8% Senior Subordinated Notes in September 2005, we cancelled the remaining $150.0 million notional amount of interest rate swaps on our 8 7/8% Senior Subordinated Notes and received $5.1 million from this cancellation. See Note 21—Loss on Early Extinguishment of Debt for further discussion.

Included in deferred charges and other assets, net in the Company’s balance sheets at December 31, 2004 is $8.7 million, representing the fair value of the Swap Agreements as of that date. This represents the amount we would have received had the Swap Agreements been terminated on each respective date. This resulted in a corresponding increase to the carrying value of our 8 7/8% Senior Subordinated Notes.

As of December 31, 2004, the aggregate notional principal amount of the Swap Agreements was $150.0 million. For the years ended December 31, 2005, 2004 and 2003, the weighted average variable rate on the Swap Agreements was 4.97%,  4.93% and 4.18%, respectively.

As of December 31, 2005 and 2004, after giving effect to the Swap Agreements during their outstanding portion of the year, our fixed rate borrowings represented approximately 79% and 65% and our variable rate borrowings represented 21% and 35%, respectively, of total borrowings.

Interest Rate Cap Agreement

On December 17, 2004, Palmilla entered into an interest rate cap agreement for $0.2 million in order to cap the LIBOR component of the interest on the Palmilla Notes at 5% (“Interest Rate Cap Agreement”). The Interest Rate Cap Agreement is designated as a cash flow hedge. The Company records the effective portion of changes in the fair value of the Interest Rate Cap Agreement in accumulated other comprehensive income (loss).

As of December 31, 2005 and 2004, the fair value of the Interest Rate Cap Agreement was $0.1 million, which is included in deferred charges and other assets in the accompanying consolidated balance sheet. No hedge ineffectiveness on the Interest Rate Cap Agreement was recognized during the years ended December 31, 2005 and 2004.

Guarantees

For a description of the Company’s guarantees of certain debt of affiliated entities, see Note 23—Commitments and Contingencies.

Overdraft Loan Facility

We have an unused revolving overdraft loan facility with The Bank of Nova Scotia in the amount of Bahamian $5.0 million, which is equal to U.S. $5.0 million. The overdraft facility would bear interest at The Bank of Nova Scotia’s base rate for Bahamian dollar loans plus 1.5% with repayment, subject to annual review. The overdraft facility is secured by substantially all of our Bahamian assets and ranks pari passu with our Amended Credit Facility.

Debt Maturity

Aggregate annual maturities of long-term debt as of December 31, 2005, for each of the next five years and thereafter are as follows:

Year Ending December 31,

2006	$7,689
2007	117,757
2008	6,944
2009	6,084
2010	5,000
Thereafter	653,815
797,289
Debt premium	17
$797,306

Note 15—Shareholders’ Equity

In August 2005, the Company announced that its Board of Directors approved a share repurchase program authorizing the Company to purchase up to two million of the Company’s Ordinary Shares. The share repurchases will be made at management’s discretion from time to time in the open market through block trades or otherwise. Depending upon market conditions and other factors, share repurchases may be commenced or suspended at any time. During the year ended December 31, 2005, the Company repurchased 0.6 million of its Ordinary Shares for

$35.7 million. Also during the year ended December 31, 2005, the Company repurchased and subsequently cancelled 4,346 shares from employees for $0.3 million.

In July 2004, the Company completed an equity offering in The Bahamas of approximately 4.3 million Bahamian Depositary Receipts, the equivalent of approximately 0.4 million Ordinary Shares, that resulted in net proceeds of approximately $19.1 million.

In August 2004, the Company sold 3.0 million newly issued Ordinary Shares at a price of $51.25 per share to Istithmar, resulting in net proceeds of $153.4 million. As a part of Istithmar’s overall investment in the Company, Istithmar also entered into purchase agreements with two of the Company’s shareholders to purchase an additional 1.5 million Ordinary Shares at $47.50 per share, the market price at the time the purchase agreements were executed. These secondary sales closed simultaneously with Istithmar’s purchase of Ordinary Shares from the Company. In connection with this transaction, we added a designee of Istithmar to our Board of Directors.

Note 16—Equity-Based Compensation

Our shareholders approved stock option plans in 1995 (the “1995 Plan”), 1997 (the “1997 Plan”) and in 2000 (the “2000 Plan”) that provide for the issuance of options to acquire an aggregate of 7,500,000 Ordinary Shares. As of December 31, 2003, all available options under those plans had been granted. In connection with the acquisition in December 1996 of Sun International North America, Inc. (formerly Griffin Gaming & Entertainment, Inc.), we assumed the Griffin Gaming & Entertainment, Inc. 1994 Stock Option Plan (the “Griffin Plan” and, together with the 1995 Plan, the 1997 Plan and the 2000 Plan, the “Plans”) and the options that were outstanding under the Griffin Plan at the time the acquisition was consummated. Pursuant to the Plans, the option prices are equal to the market value per share of the Ordinary Shares on the date of the grant. All options issued under the 1995 Plan, the 1997 Plan and the Griffin Plan had already vested and become exercisable as of February 28, 2006. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of the options, and thereafter in installments of one third per year over the remaining two-year period. Options granted under the Plans have a term of 10 years from the date of grant. The Plans provide for options with respect to Ordinary Shares to be granted to our directors, officers and employees.

Our Board of Directors approved a stock option plan in December 2003 (the “2003 Plan”) that provides for the issuance of options, restricted share awards and other stock-based awards to acquire an aggregate of 3,000,000 Ordinary Shares. Pursuant to the 2003 Plan, the prices are equal to the fair market value per Ordinary Share on the date of grant, unless otherwise specifically provided by the compensation committee. Unless otherwise specified by the compensation committee, options granted under the 2003 Plan shall become vested and exercisable in installments of 25% on each of the first four anniversaries of the grant date. Options granted under the 2003 Plan have a term of seven years from the date of grant. Restricted shares granted under the 2003 Plan generally become vested in three equal installments on each of the second, third and fourth anniversaries of the date of grant. The 2003 Plan provides for awards with respect to Ordinary Shares to be granted to directors, officers, employees and consultants of the Company.

During the years ended December 31, 2005 and 2004, the Company issued 45,600 and 0.3 million, respectively, of restricted shares under the 2003 Plan to certain officers, directors and employees. In addition, in August 2005, the Company granted 500,000 restricted shares with an estimated aggregate fair value of $24.4 million to the Company’s Chief Executive Officer.

A summary of our stock option activity for 2005, 2004 and 2003 is as follows (in thousands, except exercise price per share data):

	December 31,
	2005		2004		2003
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share

Outstanding at beginning of year	3,333	$32.70	5,059	$27.91	5,347	$21.54
Granted	—	—	255	49.56	1,796	36.40
Exercised	(679)	26.26	(1,858)	21.78	(2,074)	18.81
Forfeited and expired	(42)	29.31	(123)	25.57	(10)	—

Outstanding at end of year	2,612	34.89	3,333	32.70	5,059	27.91
Exercisable at end of year	804	28.01	935	25.58	2,266	22.95
Available for grant	215		713		1,179

The weighted average exercise price and weighted average contractual life of stock options outstanding and exercisable at December 31, 2005 is as follows (in thousands, except per share data):

	Outstanding			Exercisable
Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life
$18.13 - $19.99	33	$19.15	6.1	23	$18.86	5.6
$20.00 - $24.99	226	20.67	6.8	226	20.67	6.8
$25.00 - $29.99	348	25.90	5.6	348	25.90	5.6
$30.00 - $34.99	42	32.82	2.7	39	32.95	2.5
$35.00 - $39.99	1,699	36.74	4.9	87	35.86	4.7
$40.00 - $49.99	142	42.39	5.1	43	42.27	4.7
$50.00 - $57.31	122	57.31	5.9	38	57.31	5.9
	2,612	$34.89	5.2	804	$28.01	5.7

Note 17—Related Party Transactions

In the normal course of business, the Company undertakes transactions with a number of unconsolidated affiliated companies. Certain of the Company’s subsidiaries provide construction funding, project consulting, operating advances and management and development services to such affiliates. Due from affiliates and management, development and other fees from affiliates consisted of the following:

			Management, Development and Other Fees
	Due From Affiliates		For the Year
	December 31,		Ended December 31,
	2005	2004	2005	2004	2003
Reethi Rah	$—	$56,543	$—	$1,270	$394
Turnberry	11,396	—	—	—	—
SRL	9,172	6,707	9,016	9,614	7,619
Harborside at Atlantis	9,050	18,414	3,655	2,826	1,847
Kanuhura	4,614	4,022	1,104	1,466	787
Kerzner Istithmar	4,712	2,520	496	380	—
Ocean Club Residences & Marina	2,956	—	—	—	—
Royal Mirage	1,292	1,378	4,135	3,403	1,293
South Africa	1,557	1,743	—	—	—
Singapore	1,451	—	—	—	—
Trading Cove Associates	459	233	927	935	1,755
Cape Town	—	5,790	—	—	—
Palmilla	—	—	—	—	1,482
Other	223	69	22	—	—
	46,882	97,419	$19,355	$19,894	$15,177
Less: Amounts due within one year	(37,164)	(15,682)
	$9,718	$81,737

During the year ended December 31, 2004, the Company recognized $1.8 million of bad debt expense associated with certain affiliated receivables.

Reethi Rah

On December 4, 2002, the Company entered into a credit arrangement with Reethi Rah and various other financial institutions for the purpose of providing subordinated financing for the building and developing of One&Only Maldives at Reethi Rah. In connection with this financing arrangement, the Company had entered into a series of completion loans in the principal amount of $101.5 million and $54.4 million as of December 31, 2005 and 2004, respectively. During the year ended December 31, 2005, the Company obtained an appraisal of the resort which indicated that the carrying amount of the Company’s subordinated notes receivable due from Reethi Rah was not fully recoverable. As a result, the Company recorded a $27.8 million impairment of its subordinated notes receivable for the year ended December 31, 2005.

In May 2005, the Company entered into a senior subordinated credit agreement with Reethi Rah (the “Reethi Rah Credit Agreement”), which superseded any and all credit arrangements among Reethi Rah, the Company and SRL, an equity method investee, and provides for the Company and SRL to provide up to $130.0 million in construction financing to Reethi Rah. In addition, the Reethi Rah Credit Agreement provides for operating loans over a four-year period with each annual loan amount equal to the difference between $6.0 million and Reethi Rah’s Net Operating Income, as defined. Pursuant to the Reethi Rah Credit Agreement, during the year ended December 31, 2005, the Company loaned to Reethi Rah $47.1 million, net of repayments, for construction and operating loans. As of December 31, 2005, the Company had outstanding completion and operating loans with principal amounts of

$94.7 million and $6.8 million, respectively, net of an allowance of $27.8 million. No asset relating to these loans is presented in the accompanying condensed consolidated balance sheet as of December 31, 2005 since the Company consolidated Reethi Rah as of
May 1, 2005.

Prior to our consolidation of Reethi Rah, as of December 31, 2004, the Company had outstanding completion loans of $54.4 million, which is included in due from affiliates—non-current, net in the accompanying consolidated balance sheet as of
December 31, 2004. As of December 31, 2004, other amounts incurred in connection with Reethi Rah of $1.6 million primarily represent development costs that Kerzner has incurred on behalf of the resort, which are reimbursable to the Company. These amounts have been eliminated upon the consolidation of Reethi Rah.

During the year ended December 31, 2005, Reethi Rah purchased $1.7 million of goods and services in the normal course of business from certain affiliated companies of one of the owners of the resort. As of December 31, 2005, $0.1 million was outstanding to these companies and this amount is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheet. In addition, as of December 31, 2005, Reethi Rah had amounts receivable from one of the owners of the resort of $0.2 million related to expenses reimbursable to the Company.

Turnberry

As of December 31, 2005, $11.4 million was due from Turnberry to Residences at Atlantis, a consolidated variable interest entity, for customer deposits related to the condominium-hotel, which are being held in escrow by Turnberry on behalf of the joint venture.

SRL

The Company has long-term management contracts through 2023 with each of the five hotels in Mauritius that are owned by SRL: One&Only Le Saint Géran, One&Only Le Touessrok, La Pirogue Hotel, Sugar Beach Resort and Le Coco Beach Hotel. Effective January 1, 2003, the Company entered into an agreement with SRL to form One&Only Management for the purpose of, among other things, managing Kanuhura and the Mauritius Resorts. The Company and SRL have subsequently entered into an agreement to assign to One&Only Management the management responsibilities for One&Only Maldives at Reethi Rah effective on the resort opening date of May 1, 2005.

Effective January 1, 2003, SRL owned 20% of One&Only Management and the Company owned the remaining 80%. Subject to certain conditions, SRL’s ownership interest will increase incrementally through 2009, at which time it will own 50% of One&Only Management. Effective January 1, 2005, SRL’s ownership interest increased to 25% and our ownership interest decreased to 75%.

Pursuant to a subcontract arrangement with One&Only Management, the Company provides comprehensive management services to Kanuhura, One&Only Maldives at Reethi Rah and the Mauritius Resorts and receives a management fee, which is calculated as a percentage of revenue and adjusted EBITDA, as defined. One&Only Management is also entitled to a marketing fee as calculated as a percentage of revenue, although it has subcontracted to the Company all marketing services and benefits thereof with respect to Kanuhura, One&Only Maldives at Reethi Rah and the Mauritius Resorts. Amounts relating to One&Only Maldives at Reethi Rah are eliminated upon consolidation. For the years ended December 31, 2005, 2004 and 2003, the Company has recognized $7.9 million, $8.4 million and $7.4 million, respectively, related to these management agreements in Mauritius. Additionally, during 2002, the Company completed a major redevelopment of One&Only Le Touessrok for which it earned project fees of $0.2 million for the year ended December 31, 2003.

As of and for the years ended December 31, 2005 and 2004, the Company has consolidated One&Only Management, with SRL’s 25% and 20% interest, respectively, reflected as a minority interest in the accompanying consolidated statements of operations and a minority interest liability reflected within accounts payable and accrued liabilities in the accompanying consolidated balance sheets. The Company signed an agreement with SRL that provided for, among other things, the sale of 20% of its debt and equity interests in Kanuhura to SRL for which it received $1.5 million. Following this sale, which was effective January 1, 2003, as of December 31, 2004, the Company had a 20% equity interest in Kanuhura. In connection with the incremental ownership interest increases in One&Only Management, effective January 1, 2005, the Company sold an additional 5% of its original debt and equity interests in Kanuhura to SRL. Accordingly, the Company’s equity interest in Kanuhura is now 18.75%.

Included in amounts due from SRL as of December 31, 2005 is $2.3 million relating to SRL’s proportionate share of completion loans to Reethi Rah which were made by the Company on behalf of SRL. This amount has been received by the Company in February 2006.

Harborside at Atlantis

In 2000, the Company entered into a series of promissory notes with Harborside at Atlantis to fund 50% of the construction cost of the timeshare units on Paradise Island in The Bahamas. In December 2004, the Company loaned an additional $1.5 million to Harborside at Atlantis related to the development of additional timeshare units in connection with the Phase III expansion pursuant to the existing series of promissory notes. During the year ended December 31, 2005, the Company loaned an additional $2.3 million and Harborside at Atlantis repaid $13.8 million of the notes. The balance of these notes was $5.0 million and $16.5 million as of December 31, 2005 and 2004, respectively. In November 2005, the Company and Harborside at Atlantis extended the maturity date of the notes to December 31, 2006, however, such notes are classified as non-current in the accompanying consolidated balance sheet as of December 31, 2005 as the Company does not anticipate payment by December 31, 2006 and expects to further extend this maturity date.

The Company earns interest on these advances at a rate equal to one-month LIBOR plus 250 basis points. The average interest rate for the year ended December 31, 2005 was 5.9%. Interest income earned on these advances was $0.9 million, $0.6 million and $0.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. Interest due from Harborside at Atlantis on these notes was $0.1 million as of December 31, 2005 and 2004. The loans were made simultaneously with loans from Starwood Vacation, which mirror the amounts, terms and conditions of the Company’s loans. The Company’s loans and Starwood Vacation’s loans are pari passu with respect to payments of principal and accrued interest and such payments will be made in cash, as it is available from the sale of timeshare units.

The Company provides marketing and administrative services to Harborside at Atlantis from which it earned fees of $3.3 million, $2.5 million and $1.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. Development fees earned during the years ended December 31, 2005 and 2004 amounted to $0.4 million and $0.3 million, respectively. These amounts are included within management, development and other fees in the accompanying consolidated statements of operations. The amount due from Harborside at Atlantis related to these services and other reimbursable costs was $4.0 million and $1.9 million as of December 31, 2005 and 2004, respectively.

Kanuhura

As described above, we assigned to One&Only Management the management agreement of Kanuhura, in which we own an 18.75% interest as of December 31, 2005. The terms of the management agreement run concurrently with the terms of a lease between Kanuhura and the government of the Republic of Maldives. That lease expires in 2026 and is subject to extension.

During 2002, we advanced funds to Kanuhura in the amount of $3.6 million, which represented our share of funding for operations. This advance is payable after satisfaction of certain Kanuhura financial obligations which mature no earlier than December 2007. However, during 2004, Kanuhura repaid $1.2 million, including principal and accrued interest. Effective January 1, 2005, $0.1 million principal amount of the Kanuhura advances were transferred to SRL in connection with the Company’s sale of 5% of its debt and equity interest. These loans accrue interest at a rate of LIBOR plus 600 basis points. The average interest rate for the year ended December 31, 2005 was 8.87%. Interest income earned on these advances was $0.3 million, $0.2 million and $0.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. As of December 31, 2005, the balance of the Kanuhura advances was $2.3 million, excluding accrued interest.

Fees for management and marketing services during the years ended December 31, 2005, 2004 and 2003 were $1.1 million, $1.5 million and $0.8 million, respectively, and are included in management, development and other fees in the accompanying consolidated statements of operations.

Kerzner Istithmar

The Company has entered into a development agreement with Kerzner Istithmar that entitles us to receive $20.0 million and reimbursement of certain expenses over the development period of Atlantis, The Palm. We currently have a 50% ownership interest in Kerzner Istithmar, and as such, we expect to recognize $10.0 million in development fees over the development period. For the years ended December 31, 2005 and 2004, we recognized $0.5 million and $0.4 million, respectively, of development fees related to Atlantis, The Palm. These amounts are included within management, development and other fees in the accompanying consolidated statements of operations for the years ended December 31, 2005 and 2004. The $4.7 million and $2.5 million due from Kerzner Istithmar as of December 31, 2005 and 2004, respectively, primarily consists of development related costs that have been advanced by the Company which are reimbursable under the terms of the development agreement.

Ocean Club Residences & Marina

As of December 31, 2005, amounts due from affiliates included $3.0 million of costs paid by the Company on behalf of the joint venture related to the development of the Ocean Club Residences & Marina.

Royal Mirage

Fees for management services to the Royal Mirage during the year ended December 31, 2005, 2004 and 2003 were $4.1 million, $3.4 million and $1.3 million, respectively, and are included in management, development and other fees in the accompanying consolidated statements of operations.

South Africa

In October 2003, we funded $1.7 million for the purchase of land related to the potential development of an additional One&Only property in South Africa.

Singapore

Due from affiliates as of December 31, 2005 includes $1.5 million due from CapitaLand Commercial and Integrated Development (“CapitaLand”). On January 10, 2005, the Company entered into a memorandum of understanding relating to the creation of a joint venture to be owned 60% by the Company and 40% by CapitaLand for the purpose of submitting a joint concept proposal to the Singapore government for the development of an integrated entertainment resort complex on Sentosa Island in Singapore. The $1.5 million amount represents CapitaLand’s share of costs incurred by the Company in the development of the proposal which is expected to be reimbursed by CapitaLand.

Cape Town

In November 2003, we entered into an agreement with Victoria & Alfred Waterfront (Pty) Limited to develop a new luxury hotel on the waterfront in Cape Town, South Africa, subject to various conditions. In the first quarter of 2006, we formed a joint venture in which we own a minority interest to develop and operate Cape Town. As of December 31, 2005, the Company had advanced $6.1 million and $5.8 million, respectively, related to the development of this luxury hotel. These amounts are included in construction in progress within property and equipment, net in the accompanying consolidated balance sheet as of December 31, 2005.

Palmilla

Prior to our consolidation of Palmilla JV, LLC on January 1, 2004, fees for management services from Palmilla for the year ended December 31, 2003 were $0.1 million and are included in management, development and other fees in the accompanying consolidated statements of operations.

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

Office Lease

Effective February 2002, we entered into a lease agreement with Tennyson Properties Limited, whereby we are leasing office space in Buckinghamshire in the United Kingdom for a period of 15 years. The annual rent is approximately £205,000 (which is the equivalent of approximately $0.4 million at December 31, 2005) and is subject to increase every five years to the current fair market value. Tennyson Properties Limited is owned by a family trust established by Mr. S. Kerzner, Chairman of the Company.

Employee Receivables

Employee notes receivable as of December 31, 2005 and 2004 includes $0.8 million related to a secured housing loan which was issued in December 2002. Additionally, $0.3 million and $0.4 million of employee notes receivable as of December 31, 2005 and 2004, respectively, relates to funds advanced to an employee for a secured housing loan, which is being amortized through July 2012. Also, as of December 31, 2005, the Company had amounts due from its Chairman and Chief Executive Officer of $0.2 million and $0.1 million, respectively, relating to expenses reimbursable to the Company.

Note 18—Employee Benefit Plans

Certain of the Company’s subsidiaries participate in a defined contribution plan covering substantially all of their full-time employees. The Company makes contributions to this plan based on a percentage of eligible employee contributions. Total expenses for this plan were $0.4 million, $0.4 million and $0.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

In addition to the plan described above, union and certain other employees of Kerzner’s subsidiaries in The Bahamas are covered by multi-employer defined benefit pension plans to which employers make contributions. In connection with these plans, the Company expensed contributions of $7.7 million, $7.3 million and $7.0 million for the years ended December 31, 2005, 2004 and 2003, respectively.

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

The compensation withheld from management, together with investment income on the Deferred Compensation Plan, is reflected as a deferred compensation obligation to participants and is classified within other long-term liabilities in the accompanying consolidated balance sheets. The related assets which are held in the rabbi trust are classified within deferred charges and other assets in the accompanying consolidated balance sheets and are reported at cash surrender value with the resulting change in cash surrender value included in the accompanying consolidated statements of operations. At December 31, 2005 and 2004, the balance of the liability and the corresponding asset totaled $7.0 million and $4.0 million, respectively. During the years ended December 31, 2005 2004, and 2003, the net change in the fair value of plan assets resulted in a charge to corporate expense of $0.2 million, $0.1million and $0.2 million, respectively.

Note 19—Investments in and Equity in Earnings (Losses) of Associated Companies

Components of investments in associated companies and equity in earnings (losses) of associated companies were as follows:

	Investments in		Equity in Earnings (Losses) of
	Associated		Associated Companies
	Companies		For the Year
	December 31,		Ended December 31,
Associated Company (Ownership Interest)	2005	2004	2005	2004	2003
Kerzner Istithmar (50%)	$75,435	$21,440	$(676)	$—	$—
BLB (37.5%)	47,290	38,273	2,099	(2,970)	—
SRL (20.4%)	26,367	26,323	3,810	4,297	2,292
Harborside at Atlantis (50%)	24,799	9,044	16,106	6,651	3,329
Ocean Club Residences & Marina (50%)	13,968	—	1,817	—	—
Kanuhura (18.75%)	2,160	2,303	2	439	(51)
Trading Cove New York (50%)	1,826	1,809	(983)	(947)	(1,086)
Palmilla (50%)	—	—	—	—	(4,805)
Other (50%)	30	38	(83)	(15)	1
	191,875	99,230	$22,092	$7,455	$(320)

Trading Cove Associates (50%)	15,702	14,908	$37,882	$35,909	$33,960
	$207,577	$114,138

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

In the normal course of business, the Company undertakes transactions with a number of unconsolidated affiliated companies. See Note 17—Related Party Transactions for further discussion.

The following represents summarized financial information of Kerzner’s equity method investees (converted to U.S. dollars at the applicable exchange rate, where appropriate):

	For the Year Ended December 31,
	2005	2004	2003
Revenue	$373,600	$260,092	$240,198
Income from operations	156,506	117,789	89,485
Income from continuing operations before income taxes	136,458	104,737	78,464
Net income	128,620	101,254	71,590

	As of December 31,
	2005	2004

Current assets	$229,223	$81,625
Non-current assets	1,202,576	568,917
Total assets	1,431,799	650,542
Current liabilities	206,653	78,007
Non-current liabilities	688,681	188,520
Shareholders’ equity	536,465	384,015

Kerzner Istithmar

As of December 31, 2005 and 2004, the Company had invested $77.0 million and $21.8 million, respectively, in Kerzner Istithmar. As these funds were utilized by Kerzner Istithmar during the construction of Atlantis, The Palm, $2.9 million and $0.5 million, respectively, of related capitalized interest is included in the investment as of December 31, 2005 and 2004. As of December 31, 2005 and 2004, the investment has been reduced by $0.9 million and $0.4 million, respectively, representing the portion of the development fee pertaining to our 50% ownership interest in Kerzner Istithmar. As of December 31, 2005, the Company’s investment has been reduced by our share of pre-opening expenses incurred at Atlantis, The Palm during 2005 of $2.1 million and our investment has been increased by our share of unrealized gains during 2005 of $1.4 million resulting from interest rate swaps entered into by Kerzner Istithmar.

BLB

Kerzner invested $47.4 million in BLB during 2004 for its proportionate share of BLB’s 22.2% interest in Wembley and to fund BLB’s intended acquisition of all of Wembley’s outstanding shares. During 2004, we recognized a $3.0 million equity loss in BLB, which included our share of failed transaction costs of $3.0 million related to the intended acquisition of all of Wembley’s outstanding shares, our $1.0 million share of a hedge loss, offset by $1.0 million of our share of dividend income received by BLB from Wembley. Also included in the investment in BLB as of December 31, 2004 was $8.9 million in unrealized loss related to a decline in the fair value of Wembley’s shares and $2.8 million in foreign currency translation gain.

During the year ended December 31, 2005, the Company recognized $2.1 million of equity earnings from its investment in BLB. During 2005, the Company recognized through accumulated other comprehensive income (loss) $11.4 million in unrealized gain related to an increase in the fair value of Wembley’s shares and $4.1 million in foreign currency translation loss. On the acquisition date, the Company recorded a reversal of its cumulative unrealized gain of $1.2 million on its investment as presented in the accompanying consolidated statements of changes in the shareholders’ equity and comprehensive income.

SRL

The Company recognized $3.8 million, $4.3 million and $2.3 million of equity earnings from SRL during the years ended December 31, 2005, 2004 and 2003, respectively. During the years ended December 31, 2005, 2004 and 2003, the Company received dividends from SRL of $2.3 million, $1.8 million and $1.5 million, respectively.

SRL’s shares are traded on the Stock Exchange of Mauritius and our equity ownership interest had a fair market value of $42.3 million and $32.2 million, as of December 31, 2005 and 2004, respectively. During the years ended December 31, 2005, 2004 and 2003, the Company recorded unrealized foreign currency (losses) gains of $(1.5) million, $0.2 million and $0 related to its investment in SRL. These amounts are included within translation reserves as components of accumulated other comprehensive income (loss) in the accompanying consolidated statements of changes in the shareholders’ equity and comprehensive income.

Harborside at Atlantis

Harborside at Atlantis constructs, sells, finances and manages timeshare units on Paradise Island, The Bahamas. Construction of the first phase of the timeshare units was completed in February 2001, and sales of timeshare units began in May 2000. As of December 31, 2005, substantially all of the first phase of the timeshare units were sold. In 2004, sales of timeshare units began on the second phase of the Harborside at Atlantis development in connection with the Phase III expansion. As of December 31, 2005 and 2004, 37% and 13%, respectively, of the second phase of timeshare units were sold.

For the years ended December 31, 2005, 2004 and 2003, the Company recognized $16.1 million, $6.7 million and $3.3 million, respectively in equity earnings from Harborside at Atlantis. Amounts recognized in 2005 included $0.3 million representing our portion of the total $0.7 million of development fee which pertains to our 50% ownership interest. Included in these amounts for the years ended December 31, 2004 and 2003, are $0.2 million and $1.8 million, respectively, of charges which represent our share of construction remediation costs that arose primarily from Hurricane Michelle related damages incurred in November 2001. Included in equity in earnings for the years ended December 31, 2004 and 2003, are insurance recoveries realized by Harborside at Atlantis related to the settlement of the remediation claims, our portion of which was $4.2 million and $1.5 million, respectively. The Company initially contributed land to Harborside at Atlantis at its cost, resulting in a $4.5 million difference between the Company’s investment and the amount of underlying equity in Harborside at Atlantis’ net assets.

Ocean Club Residences & Marina

The Company’s investment in the Ocean Club Residences & Marina includes $4.3 million of the Company’s cost basis of land and certain direct costs related to the construction and development of the project, which were contributed to the joint venture in exchange for its 50% equity ownership interest.

During the fourth quarter of 2005, the Company acquired additional beachfront property on Paradise Island adjoining Ocean Club Estates for $15.7 million. The Company has contributed the right to use this land into the Ocean Club Residences & Marina for future development and received a $7.9 million distribution, representing our partner’s 50% share. During the year ended December 31, 2005, the Company recognized $1.8 million in equity earnings from the joint venture.

Kanuhura

Effective January 1, 2005, the Company sold 1.25% of its equity ownership in Kanuhura for its book value of $0.1 million to SRL, resulting in our direct ownership decreasing from 20% to 18.75%. Despite this change in ownership percentage, the Company continues to have the ability to exercise significant influence over the operating and financial policies of Kanuhura through its direct ownership and, indirect ownership through SRL, and its representation on Kanuhura’s board of directors. As a result, the Company accounts for its investment in Kanuhura pursuant to the equity method of accounting.

For the years ended December 31, 2005, 2004 and 2003, the Company recognized $0, $0.4 million and ($0.1) million, respectively, in equity earnings (losses) from Kanuhura.

Trading Cove New York

Through a wholly-owned subsidiary, the Company owns a 50% interest in, and is a managing member of, TCNY, along with Waterford Development New York, LLC. The Company increased its equity in losses of TCNY by expensing certain costs that TCNY capitalized due to the Company’s evaluation of the uncertainty of the recoverability of such costs. During the years ended December 31, 2005, 2004 and 2003, the Company recognized $1.0 million, $0.9 million and $1.1 million, respectively, of equity losses in TCNY.

As it has been the Company’s policy to expense certain costs that TCNY capitalized due to the uncertainty of the recoverability of such costs, the Company’s investment as of December 31, 2005 was $1.8 million, which consisted almost entirely of underlying land acquired for the potential project. As such, the Company believes the book value of land included in the Company’s investment is at least equal to its fair value and should TCNY not proceed with the Catskills Project, the Company would not anticipate a significant write off.

Trading Cove Associates

The Company’s equity in earnings from TCA totaled $37.9 million, $35.9 million and $34.0 million for the years ended December 31, 2005, 2004 and 2003, respectively. Such amounts do not equal 50% of the reported net income of TCA, primarily as a result of a priority distribution. For seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the profits it receives each year (after the payment of certain expenses and the return of certain capital contributions) pursuant to the Relinquishment Agreement as a priority payment prior to making pro rata distributions to its partners. The Company received cash distributions of $37.1 million, $35.4 million and $29.0 million for the years ended December 31, 2005, 2004, and 2003, respectively.

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

Pursuant to a registration rights and governance agreement executed in connection with the Reorganization, Kerzner granted certain registration rights to SIIL’s shareholders in respect of the Ordinary Shares held by them, in part in order to facilitate the required sale of at least 2,000,000 of Kersaf’s Ordinary Shares in a registered public offering, which requirement was satisfied on December 12, 2002. Kerzner agreed that, after a transition period not to exceed one year from June 30, 2001, it would cease, and it has ceased, using the names “Sun” and “Sun International”. In connection with the Reorganization, Kersaf agreed to pay Kerzner $15.5 million which was paid in full in 2001. Of this amount, we recognized a $1.5 million net gain on the settlement of this territorial dispute during the year ended December 31, 2003.

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

According to the settlement agreement, among other things, (i) Kersaf was obligated, and on December 18, 2002 satisfied this obligation, to sell at least 2,000,000 shares in a registered public offering; (ii) Kersaf’s obligation to make the Contribution Payment was terminated effective December 1, 2002 and; (iii) Kersaf paid us $32.1 million in December 2002. Of this amount, $11.2 million and $14.7 million (which represents the future payments that were to be received over the original term of the underlying Mauritius management contracts) is classified as deferred revenue as of December 31, 2005 and 2004, respectively. The long-term portion of $7.6 million and $11.2 million as of December 31, 2005 and 2004, respectively, is included within deferred revenue and the current portion of $3.6 million and $3.5 million is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. These amounts are being recognized as other revenue over the term of the original underlying Mauritius management contracts, which extended through December 2008. The remaining amount of $9.4 million, net of $1.4 million of direct legal expenses, was recognized in the fourth quarter of 2002 as an additional gain on settlement of territorial and other disputes. In exchange for this settlement, we agreed to terminate all existing lawsuits related to Kersaf and have released all parties from any related claims and we shall no longer have any interest in the Egypt Project.

Note 21—Loss on Early Extinguishment of Debt

During the year ended December 31, 2005, in connection with the refinancing of our 8 7/8% Senior Subordinated Notes, the Company recognized a $27.9 million loss on early extinguishment of debt. This loss consisted of $33.0 million of consent solicitation payments and the write off of $5.8 million of debt issuance costs. These costs were offset by the write off of a $4.3 million unamortized premium and net proceeds of $4.9 million from the termination of our related interest rate swap agreement plus accrued interest and related write off of the $1.7 million interest rate swap contra asset.

During the year ended December 31, 2004, the Company recognized a $1.7 million loss on early extinguishment of debt related to the write off of debt issuance costs associated with Palmilla’s previous senior credit facility.

Note 22—Income Taxes

A significant portion of our operations are located in The Bahamas where there are no income taxes. In 2005, 2004 and 2003, the income tax (benefit) provision relating to U.S. and other non-Bahamian operations were as follows:

	For the Year Ended December 31,
	2005	2004	2003
Current:
Federal	$1,124	$(854)	$7,917
State	2,948	3,424	3,393
Foreign	1,303	1,353	584
	5,375	3,923	11,894
Deferred:
Federal	(21,479)	(3,499)	(11,732)

	$(16,104)	$424	$162

The effective tax rate on income varies from the statutory U.S. federal tax rate as a result of the following factors:

	For the Year Ended December 31,
	2005	2004	2003

Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Non-U.S.-source income	(24.2)	(28.4)	(25.4)
State tax cost	8.1	5.0	4.7
Benefit of capital loss carryforward	(4.6)	—	—
Reduction of valuation allowance relating to prior years’ operating loss utilized	(59.5)	(5.1)	(16.4)
Release of accruals for tax uncertainties	(4.8)	(5.4)	—
Foreign tax cost	3.6	2.0	0.8
Other	1.8	(2.5)	1.7
	(44.6)%	0.6%	0.2%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the deferred tax assets and liabilities were as follows:

	December 31,
	2005	2004

Non-current deferred tax liabilities:
Basis difference-land	$12	$960
Equity earnings	80	—
Basis differences on property and equipment	—	153
Total deferred tax liabilities	92	1,113

Non-current deferred tax assets:
NOL carryforwards	97,928	140,694
Basis differences on property and equipment	1,489	—
Basis differences on land held for investment, development or resale	—	8,169
Book accruals not yet deductible for tax return purposes	4,770	3,041
Tax credit carryforwards	2,844	3,240
Other	4,436	5,591
Total deferred tax assets	111,467	160,735
Valuation allowance for deferred tax assets	(81,619)	(148,441)
Deferred tax assets, net of valuation allowance	29,848	12,294

Non-current net deferred tax assets:	$29,756	$11,181

Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized. We considered these factors in reaching our conclusion to reduce the valuation allowance by $66.8 million, $40.4 million and $40.6 million during 2005, 2004 and 2003, respectively. Of this reduction, $21.5 million, $3.5 million and $11.7 million represent amounts released as income tax benefit, and accordingly, reduced our provision for income taxes for the years ended December 31, 2005, 2004 and 2003, respectively. The remaining reduction to the valuation allowance resulted primarily from the tax effected expiration of net operating loss (“NOL”) carryforwards.

For federal income tax purposes, Kerzner International North America, Inc. (“KINA”), one of our wholly-owned subsidiaries, had NOL carryforwards of approximately $279.8 million at December 31, 2005, of which $279.3 million are unrestricted as to use. NOL carryforwards of $112.0 million expired in 2005. A portion of these expired NOLs accelerated the free-up of limitations on some of our remaining NOLs.

Our NOL carryforwards expire as follows: $23.5 million in 2006, $30.6 million in 2007, $56.9 million in 2008, $8.0 million in 2011, $57.0 million in 2012, $32.3 million in 2019, $17.7 million in 2020, $49.0 million in 2021 and $4.8 million in 2024.

From time to time, we may be subject to audits covering a variety of tax matters by taxing authorities in any taxing jurisdiction where we conduct our business. While we believe that the tax returns we file and any tax positions we take are supportable and accurate, some tax authorities may not agree with our positions. This can give rise to tax uncertainties which, upon audit, may not be resolved in our favor. We have established accruals for various tax uncertainties that we believe are probable and reasonably estimable. These accruals are based on certain assumptions, estimates and judgments, including estimates of amounts for settlements, associated interest and penalties. Changes to these assumptions, estimates and judgments could have a material impact on our provision for income taxes. For the years ended December 31, 2005 and 2004, we reduced our tax accruals by $1.7 million and $3.7 million, respectively, as a result of the expiration of certain statutes of limitation or a change in our judgment with respect to various potential tax uncertainties. This resulted in a reduction to our provision for income taxes by the same amount. As of December 31, 2005, we have an income tax accrual of $3.0 million related to certain tax positions which might be challenged by tax authorities. If challenged, the amount of taxes, penalties and interest which could be assessed by taxing authorities may differ from the amount that has been accrued.

Note 23—Commitments and Contingencies

Lease Obligations

We lease office space in numerous locations throughout the United States and Europe for sales and marketing, public relations, tour operations and travel reservation services and other administrative services. These offices support our operations throughout the world. We also have obligations under certain operating leases related to equipment acquired for our operations. In addition, Reethi Rah has entered into to a long-term land lease with the government of the Maldives for the land on which One&Only Maldives at Reethi Rah is constructed.

Future minimum lease obligations under various non-cancelable operating leases with terms in excess of one year at December 31, 2005 are as follows:

Year Ending December 31,

2006	$3,258
2007	2,814
2008	2,567
2009	2,681
2010	2,779
Thereafter	42,538

$56,637

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

We restated our agreement with the Bahamian Government on May 26, 2003 in anticipation of the Phase III expansion on Paradise Island. Such agreement was supplemented in both May and December 2004. The restated Heads of Agreement, as supplemented, maintains the current basic casino tax and fee structure that calls for an annual license fee of $100,000 per thousand square feet of casino space, a minimum annual casino tax of $4.3 million on all gaming win up to $20.0 million, a 12.5% win tax on gaming win between $20.0 million and $120.0 million and a 10% win tax on gaming win in excess of $120.0 million. The Company is entitled to a credit of $5.0 million in relation to the annual license fee and a 45% credit against all win tax on gaming win between $20.0 million and $120.0 million.

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

In order to secure the tax incentives described in the preceding paragraph, we were obligated to commence construction on certain aspects of the Phase III expansion by December 31, 2003, commence construction on certain other aspects of the Phase III expansion by June 30, 2004, and notify the Bahamian Government. If we do not proceed with the condominium-hotel and the Athol Golf Course, casino tax concessions and the joint marketing contribution from the Government will be reduced beginning in 2009 in accordance with a schedule contained in the Heads of Agreement.

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

Pursuant to the Heads of Agreement, the Company is obligated to contribute $5.0 million to benefit community programs in The Bahamas as designated by the Bahamian Government. As of December 31, 2005, we have contributed $1.0 million, with the balance of $4.0 million included in capital creditors in the accompanying consolidated balance sheet.

Guarantees

In connection with the Company’s purchase of a 25% initial equity interest in Kanuhura, the Company was required to guarantee certain obligations, totaling $10.7 million to its other shareholders.  The Company is not obligated under these guarantees unless the property’s senior bank debt agreement prevents available cash flow from being distributed to the shareholders, nor until Kanuhura repays certain senior debt owed. As of December 31, 2005, the amount of senior debt owed was $2.3 million, excluding accrued interest. The Company’s obligations under these guarantees expire when the underlying obligations are repaid.  Upon having to satisfy these guarantees, the Company would be deemed to have made a loan to Kanuhura on the same terms of the underlying note that was satisfied. As these guarantees were issued in July 2001 and we did not modify these guarantees after December 31, 2002, no amount has been recorded for the fair value of these guarantees.

Commitment with Reethi Rah

The Company has entered into a guarantee agreement in connection with the Reethi Rah Term Loan Facility as discussed in Note 14—Long-Term Debt.

Atlantis, The Palm Commitment

In September 2003, the Company entered into agreements to form a joint venture with Nakheel, an entity owned by the Royal Family of Dubai, to develop Atlantis, The Palm.  The first phase of the project will include a resort and an extensive water theme park situated on beachfront property.  Atlantis, The Palm will be located on The Palm, Jumeirah, a land reclamation project in Dubai.  On June 23, 2004, the Company announced that it had entered into an agreement with Istithmar which assumed all obligations and rights of its affiliate, Nakheel, pursuant to which the scope of Atlantis, The Palm was increased.  In November 2005, the Company and its joint venture partner, Istithmar, agreed to a revised construction budget for Atlantis, The Palm, totaling approximately $1.5 billion (inclusive of land acquisition costs of $125 million).

In October 2005 the joint venture announced a revised financing structure for the project in which the Company and Istithmar have each agreed to provide an equity investment of $200.0 million in the joint venture.  In addition, each of Istithmar and Kerzner will provide, on a joint and several basis, additional sponsor support of up to $55.0 million with respect to cost overruns and post-completion debt service obligations.

UK Gaming Commitment

The Company is committed to making a contribution towards the construction of the raft and shell works to house a proposed regional casino at The O2 in the United Kingdom. The Company expects to incur £6.5 million (approximately $11.2 million U.S. dollars as of December 31, 2005) in 2006. If a regional casino license is not awarded at the Dome, the Company is eligible to recover 80% of its investment from Anschutz Entertainment Group, Inc., its joint venture partner, and 20% is expected to be expensed as incurred.

Phase III Construction Commitment

The Company has construction commitments of $219.1 million arising from the Phase III expansion.

Morocco Commitment

With respect to the destination resort casino project in Morocco, we have entered into a joint venture agreement and related development and long-term management agreements with two local Moroccan companies. The joint venture agreement requires each party to provide equity based on the initially estimated project cost of $230.0 million. Our component of the equity contribution as stated in the joint venture agreement is $46.0 million. Based on the current preliminary designs for the project, the budget is now anticipated to be approximately $300.0 million, although a more definitive amount will not be available until further detailed design work has been completed. As a result of the previously announced budget increase, both parties are working together to arrange debt and equity financing to fund the project. Although no assurances can be given at this time, we expect to reach agreement with our Moroccan partners on amended project documents and proceed with the project, subject to obtaining third party debt financing. During 2005, we expensed $2.0 million of non-capitalizable costs associated with the Morocco project. In addition, during 2005, we incurred $4.9 million of design and development costs which are included in construction in progress in the consolidated balance sheets. As of December 31, 2005, we had approximately $6.5 million capitalized with respect to design and development costs. If this project does not proceed, we will be required to write off these costs that have been capitalized.

Executive and Employee Bonus Plans

We have a bonus plan whereby our employees, including officers, will qualify for bonuses if we attain certain levels of earnings and such bonuses are calculated as a percentage of each individual’s salary. Such percentage is based on, among other things, each employee’s level of responsibility. Bonuses paid to our officers under this bonus plan could reach a maximum of 100% of the respective employee’s base salary. Bonuses ranging from 45.3% to 75.5% were granted in 2005 to our officers and employees. The compensation expense related to this bonus plan amounted to $13.8 million, $13.5 million and $13.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Litigation, Claims and Assessments

The Company is involved in certain litigation and claims incidental to its business.  Management does not believe, based on currently available information, that these matters will have a material adverse effect on the accompanying consolidated financial statements. See Note 27—Subsequent Events for additional discussion of claims affecting the Company.

Trademark Litigation

On January 27, 2006, we filed a Complaint in the United States District Court, District of Nevada, against Monarch Casino & Resort, Inc. and Golden Road Motor Inn, Inc. (collectively, “Monarch”) alleging, inter alia, that Monarch has no right to use the mark “Atlantis” in connection with casino services in Las Vegas, Nevada and that its assertions that it has trademark rights for the “Atlantis” mark throughout the State of Nevada infringes on certain of our United States registered “Atlantis” trademark rights. The complaint seeks both injunctive relief and damages. In the action, we seek a declaratory judgment pursuant to Sections 32(1), 43(A) and 43(C) of the Trademark Act of 1946 (the “Lanham Act”) that Monarch’s use of the “Atlantis” mark in Las Vegas would constitute infringement of our registered trademark and result in consumer confusion and a dilution of our “Atlantis” trademark. In addition to the Lanham Act claims, our Complaint alleges common law trademark infringement and dilution under Nevada law.

On February 14, 2006, we filed an Amended Complaint alleging further that Monarch’s conduct constituted deceptive trade practices in violation of Sections 41.600 and 598.0915 of the Nevada Revised Statutes.

On February 16, 2006, Monarch filed a Motion to Transfer Venue from Las Vegas, Nevada to Reno, Nevada, which we have opposed. On February 24, 2006, Monarch filed an answer and counterclaim. In its counterclaim, Monarch brings claims for (1) cancellation of our United States “Atlantis” trademark registration for casino services; (2) breach of a 1996 license agreement that was entered into by Monarch with Atlantis Lodge, Inc. (“Lodge”), and later assigned from Lodge to us; (3) a declaration that we have infringed upon Monarch’s trademark rights; and (4) a declaration that we have engaged in deceptive trade practices in violation of Nevada law. We believe the counterclaims to be without merit and intend to vigorously defend them.

Note 24—Segment Information

The Company develops and operates premier resort casinos and other properties throughout the world and manages its business in three segments: Destination Resorts, Gaming and One&Only Resorts.

The Destination Resorts segment, our largest segment from a revenue, net income and total assets basis, includes the Company’s flagship property, Atlantis, Paradise Island, its tour operator which supports Atlantis,

Paradise Island, PIV, Inc., and its 50% investment in Harborside at Atlantis. The Destination Resorts segment also includes Atlantis, The Palm, Residences at Atlantis and costs associated with the development of a destination resort casino located in Morocco. The Gaming segment consists primarily of the relinquishment and development fee income from Mohegan Sun in Uncasville, Connecticut, costs associated with the potential development of a casino in Northampton, United Kingdom, our equity investment in BLB and our equity investment in TCNY. The One&Only Resorts segment is comprised of Kerzner’s luxury resort hotel businesses which consist of premier properties that primarily operate in the five-star deluxe end of the resort market. The One&Only Resorts segment includes resorts located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. We have also entered into an agreement to develop and manage a property on the Victoria & Alfred Waterfront in Cape Town, South Africa, which we expect will be operated under the One&Only brand. As each segment operates in various geographic areas, they are delineated within the tables that follow.

The Company evaluates the performance of its segments based primarily on their Contribution to Net Income (“Contribution to Net Income”), which is their respective revenue generated after direct operating costs, and depreciation and amortization attributable to each segment. Corporate expenses, interest income and expense, income taxes and other income and expenses are not allocated to the segments but are separately evaluated. The accounting policies of these reportable segments are the same as those disclosed in Note 2—Summary of Significant Accounting Policies. The following tables are an analysis of net revenue, Contribution to Net Income and total assets, depreciation and amortization and capital additions by segment:

Net Revenue

	For The Year Ended December 31,
	2005	2004	2003

Destination Resorts:
Atlantis, Paradise Island (1)	$517,598	$474,611	$463,276
Tour operations	35,025	26,564	28,875
Harborside at Atlantis fees	3,655	2,826	1,847
	556,278	504,001	493,998
Atlantis, The Palm development fees	496	380	—
	556,774	504,381	493,998
Gaming:
Connecticut fees (2)	926	935	1,755

One&Only Resorts:
Ocean Club	43,237	37,731	34,186
Palmilla (3)	63,565	37,875	1,481
Reethi Rah (4)	18,185	1,270	394
Other resorts (5)	14,278	14,483	9,700
Tour operations	19,499	20,551	11,915
	158,764	111,910	57,676

Other (6)	5,060	3,859	5,084
Net revenue	$721,524	$621,085	$558,513

(1)   Consists of revenue from Atlantis, Paradise Island, the Ocean Club Golf Course, the Company’s wholly-owned tour operator, PIV Inc., and marketing and development fee income from Harborside at Atlantis.

(2)   Consists of development and other fees related to Mohegan Sun. Relinquishment fees–equity in earnings of TCA related to our Gaming segment are included as a separate component outside of income from operations in the accompanying consolidated statements of operations.

(3)   Consists of revenue from Palmilla in connection with the consolidation of Palmilla JV, LLC for the years ended December 31, 2005 and 2004 as a result of FIN 46R. Revenue for the year ended December 31, 2003 represents management and development fees related to Palmilla.

(4)   Consists of revenue from Reethi Rah in connection with the consolidation of Reethi Rah for the year ended December 31, 2005. Revenue for the years ended December 31, 2004 and 2003 represent development fees.

(5)   Includes management, marketing and development fees from One&Only Resorts properties located in Mauritius, Dubai and the Maldives, excluding One&Only Maldives at Reethi Rah.

(6)   Includes revenue not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

Contribution to Net Income

	For The Year Ended December 31,
	2005	2004	2003

Destination Resorts:
Atlantis, Paradise Island	$95,532	$86,951	$83,523
Tour operations	7,064	5,885	5,089
Harborside at Atlantis (1)	19,761	9,477	5,176
Ocean Club Residences & Marina (2)	1,817	—	—
Residences at Atlantis (3)	(1,693)	—	—
	122,481	102,313	93,788
Atlantis, The Palm (4)	(224)	346	—
	122,257	102,659	93,788

Gaming:
Connecticut (5)	38,808	36,843	35,715
United Kingdom	(15,339)	(2,182)	(329)
BLB (6)	2,099	(2,970)	—
Other (7)	(983)	(1,387)	(1,086)
	24,585	30,304	34,300
One&Only Resorts:
Ocean Club	6,392	3,644	4,720
Palmilla (8)	9,032	(1,831)	(3,013)
Reethi Rah (9)	(3,225)	1,270	394
Other resorts (10)	15,975	17,703	10,346
Tour operations	1,196	1,155	160
Direct expenses (11)	(14,009)	(17,074)	(12,347)
	15,361	4,867	260
Impairment of notes receivable	(27,812)	—	—
	(12,451)	4,867	260

Corporate expense and other	(43,825)	(34,489)	(32,842)
Gain on sale (impairment) of Atlantic City land	1,433	(7,303)	—
Interest income	9,130	4,722	3,394
Interest expense, net of capitalization	(44,087)	(36,814)	(29,264)
Gain on settlement of territorial and other disputes	—	—	1,479
Loss on early extinguishment of debt	(27,912)	(1,655)	—
Other, net	13	1,358	(686)
Benefit (provision) for income taxes	16,104	(424)	(162)
Minority and noncontrolling interest (12)	6,970	4,907	—
Income from discontinued operations, net of income tax	—	—	1,305
Net income	$52,217	$68,132	$71,572

(1)   Consists of equity in earnings, marketing, development and other fees related to Harborside at Atlantis.

(2)   Consists of equity earnings from Ocean Club Residences & Marina.

(3)   Consists of losses before interest and taxes, net of minority interest related to Residences at Atlantis for the year ended December 31, 2005.

(4)   Consists of equity in losses and development fees related to Atlantis, The Palm.

(5)   Consists of relinquishment fees – equity in earnings of TCA and development and other fees related to Mohegan Sun.

(6)   Consists of equity in earnings (losses)  related to BLB.

(7)   Consists of equity losses related to TCNY and other expenses related to the Gaming segment.

(8)   Consists of earnings (losses) before interest and taxes, net of minority interest related to Palmilla for the years ended December 31, 2005 and 2004. Results for the year ended December 31, 2003 includes management, development and other fees and the Company’s share of net loss from Palmilla prior to the Company’s adoption of FIN 46R.

(9)   Consists of losses before interest and taxes, net of minority interest related to Reethi Rah for the period from May 1, 2005 to December 31, 2005. Results for the years ended December 31, 2004 and 2003 represent development fees related to Reethi Rah prior to consolidation in accordance with FIN 46R.

(10) Consists of equity in earnings (losses) of associated companies and management, marketing, development and other fees, net of minority interest from SRL and Kanuhura.

(11) Consists of direct expenses associated with the One&Only Resorts segment.

(12) Consists of minority and noncontrolling interest related to Reethi Rah interest expense and our portion of Palmilla’s loss on early extinguishment of debt, interest expense and taxes, which is not allocated to the One&Only Resorts segment.

Total Assets, Depreciation and Amortization and Capital Additions

	As of December 31, 2005	Year Ended December 31, 2005
	Total	Depreciation and	Capital
	Assets	Amortization	Additions(5)
Destination Resorts:
Atlantis, Paradise Island(1)	$1,411,331	$53,031	$213,886
Atlantis, The Palm	75,435	—	—
Other (2)	6,520	—	4,881
	1,493,286	53,031	218,767
Gaming:
Connecticut(3)	16,160	—	—
United Kingdom	8,998	3	3,488
Other(3)	49,146	—	—
	74,304	3	3,488
One&Only
Ocean Club	84,848	5,949	1,139
Palmilla	160,014	5,669	2,906
Reethi Rah	169,477	7,270	13,645
Other Resorts(4)	57,713	435	1,768
	472,052	19,323	19,458

General corporate	236,980	935	164
	$2,276,622	$73,292	$241,877

(1)   Includes assets from Atlantis, Paradise Island, the Company’s wholly-owned tour operator, PIV, Inc., the Ocean Club Golf Course and our investment in Harborside at Atlantis.

(2)   Includes construction in progress related to the Company’s planned destination resort casino in Morocco.

(3)   Connecticut includes our investment in TCA and other amounts due from TCA. Other includes our investments in BLB and TCNY.

(4)   Includes the Company’s investments in SRL and Kanuhura and construction in progress related to Cape Town.

(5)   Capital additions for the year ended December 31, 2005 include payments for property and equipment of $198.2 million, the acquisition of Hurricane Hole Marina in The Bahamas of $28.0 million and the acquisition of beachfront property on Paradise Island adjoining the Ocean Club Estates for $15.7 million.

	As of December 31, 2004	Year Ended December 31, 2004
	Total	Depreciation and	Capital
	Assets	Amortization	Additions(4)
Destination Resorts:
Atlantis, Paradise Island(1)	$1,176,264	$48,242	$104,081
Atlantis, The Palm	21,440	—	—
	1,197,704	48,242	104,081
Gaming:
Connecticut(2)	15,141	—	—
United Kingdom	12,069	—	5,689
Other(2)	38,274	—	—
	65,484	—	5,689
One&Only
Ocean Club	79,675	5,051	21,957
Palmilla	156,848	4,385	17,909
Other Resorts(3)	52,715	361	374
	289,238	9,797	40,240

General corporate(5)	534,849	909	265
	$2,087,275	$58,948	$150,275

(1)   Includes assets from Atlantis, Paradise Island, the Company’s wholly-owned tour operator, PIV, Inc., the Ocean Club Golf Course and our investment in Harborside at Atlantis.

(2)   Connecticut includes our investment in TCA and other amounts due from TCA. Other includes our investments in BLB and TCNY.

(3)   Includes the Company’s investments in SRL and Kanuhura.

(4)   Capital additions for the year ended December 31, 2004 include payments for property and equipment of $119.4 million and acquisition of assets from Club Méditerranée (Bahamas) Limited of $30.9 million.

(5)   General corporate includes $203.9 million of short-term investments.

	Year Ended December 31, 2003
	Depreciation and Amortization	Capital Additions (3)
Destination Resorts:
Atlantis, Paradise Island (1)	$50,996	$66,756

Gaming:
United Kingdom	1	2,276
	1	2,276
One&Only Resorts
One&Only Ocean Club	3,678	802
One&Only Other Resorts (3)	247	476
	3,925	1,278

General Corporate	860	588
	$55,782	$70,898

(1)   Includes assets from Atlantis, Paradise Island, the Company’s wholly-owned tour operator, PIV, Inc., the Ocean Club Golf Course and the Company’s investment in Harborside at Atlantis.

(2)   Includes the Company’s investments in associated companies related to the One&Only Resort businesses located in Mexico, Mauritius and the Maldives.

(3)   Capital additions for the year ended December 31, 2003 are net of $6.9 million of insurance proceeds received for damaged assets Atlantis, Paradise Island related to Hurricane Michelle.

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

The Company used the following methods and assumptions in estimating fair value disclosures for financial instruments: (a) cash and cash equivalents, restricted cash, short-term investments, trade receivables, other current assets, accounts payable, accrued liabilities and variable rate debt: the amounts reported in the accompanying consolidated balance sheets approximate fair value due to the nature and short-term maturities of such assets and liabilities; (b) fixed-rate debt: fixed rate debt is valued based upon published market quotations, as applicable (the fair value of our fixed rate debt at December 31, 2005 was approximately $695.1 million as compared to its carrying value of $631.6 million and the fair value of our fixed rate debt at December 31, 2004 was approximately $738.1 million as compared to its carrying value of $643.4 million); and (c) swap and cap agreements: the fair value of its swap and cap agreements was determined from the representations of financial institutions. The fair value of the Company’s swap agreements at December 31, 2004 equaled their carrying value of $8.7 million, and the fair value of Palmilla’s cap agreement was $0.1 million as of December 31, 2005 and 2004. These amounts are included in deferred charges and other assets in the accompanying consolidated balance sheets.

Note 26—Supplemental Condensed Consolidating Financial Information

As discussed in Note 14—Long-Term Debt, in September 2005, the Company commenced a tender offer and consent solicitation relating to its $400.0 million aggregate principal amount outstanding of its 8 7/8% Senior Subordinated Notes. As of December 31, 2005, approximately 99.6% of the $400.0 million aggregate principal amount outstanding of the 8 7/8% Senior Subordinated Notes were received and accepted for payment by the Company and one of its wholly-owned subsidiaries, KINA. The Company used the proceeds from a new offering of $400.0 million 6¾% Senior Subordinated Notes that closed on September 22, 2005, together with the cash on hand, to repay the tendered 8 7/8% Senior Subordinated Notes. The 6¾% Senior Subordinated Notes were co-issued by the Company and KINA. The 6¾% Senior Subordinated Notes are guaranteed by substantially all of the Company’s wholly-owned subsidiaries (the “Subsidiary Guarantors”) and are jointly and severally irrevocably and unconditionally guaranteed. The following supplemental financial information sets forth condensed consolidated balance sheets, statements of operations and statements of cash flows for each of the co-issuers of the 6¾% Senior Subordinated Notes, Kerzner and KINA, and, on a combined basis, for the Subsidiary Guarantors and non-guarantor subsidiaries. For purposes of these statements the investment in subsidiaries amounts have been accounted for pursuant to the equity method of accounting.

Condensed Consolidating Balance Sheet as of December 31, 2005

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$4,070	$3,260	$96,447	$12,174	$—	$115,951
Restricted cash	—	—	370	3,911	—	4,281
Short-term investments	—	—	19,969	—	—	19,969
Accounts receivable, net	35	909	38,638	10,913	(328)	50,167
Due from affiliates	551,407	1,173	(516,287)	18,645	(17,774)	37,164
Inventories	—	—	13,937	5,323	—	19,260
Prepaid expenses and other assets	173	95	23,451	3,898	(4,685)	22,932
Total current assets	555,685	5,437	(323,475)	54,864	(22,787)	269,724

Property and equipment, net	—	40,053	1,303,134	283,187	20,961	1,647,335
Intangible asset, net	—	—	—	14,695	—	14,695
Due from affiliates - non-current	82,925	200,000	(191,895)	—	(81,312)	9,718
Deferred tax asset, net	—	29,756	—	—	—	29,756
Deferred charges and other assets, net	5,782	14,142	14,844	3,126	1,988	39,882
Restricted cash - non-current	—	—	57,935	—	—	57,935
Investment in subsidiaries	757,343	44,413	—	—	(801,756)	—
Investments in associated companies	2,160	—	203,786	—	1,631	207,577
Total assets	$1,403,895	$333,801	$1,064,329	$355,872	$(881,275)	$2,276,622

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current maturities of long-term debt	$—	$—	$250	$7,439	$—	$7,689
Accounts payable and accrued liabilities	8,370	12,060	151,456	32,709	(9,200)	195,395
Due to affiliates	—	11,575	(5,943)	16,729	(17,571)	4,790
Capital creditors	—	—	39,272	6,793	—	46,065
Total current liabilities	8,370	23,635	185,035	63,670	(26,771)	253,939

Deferred revenue	—	2,168	16,437	3,207	—	21,812
Other long-term liabilities	—	7,013	3,175	761	(104)	10,845
Due to affiliates – non-current	—	—	(2,538)	150,253	(112,831)	34,884
Long-term debt, net of current maturities	230,000	401,632	107	156,947	931	789,617
Total liabilities	238,370	434,448	202,216	374,838	(138,775)	1,111,097

Minority and noncontrolling interest	3,763	—	—	—	—	3,763

Shareholders’ equity	1,161,762	(100,647)	862,113	(18,966)	(742,500)	1,161,762
Total liabilities and shareholders’ equity	$1,403,895	$333,801	$1,064,329	$355,872	$(881,275)	$2,276,622

Condensed Consolidating Balance Sheet as of December 31, 2004

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$840	$3,836	$172,555	$3,110	$—	$180,341
Restricted cash	—	—	445	2,323	—	2,768
Short-term investments	—	—	203,940	—	—	203,940
Accounts receivable, net	43	622	42,225	1,796	(2,943)	41,743
Due from affiliates	659,668	20,553	(665,026)	7,268	(6,781)	15,682
Inventories	—	—	10,867	2,586	—	13,453
Assets held for sale	—	5,416	6,873	—	—	12,289
Prepaid expenses and other assets	173	66	25,229	1,791	(5,574)	21,685
Total current assets	660,724	30,493	(202,892)	18,874	(15,298)	491,901

Property and equipment, net	—	40,064	1,140,840	142,198	24,538	1,347,640
Due from affiliates - non-current	58,035	200,000	(176,235)	—	(63)	81,737
Deferred tax asset, net	—	11,181	—	—	—	11,181
Deferred charges and other assets, net	13,050	10,549	11,624	4,032	1,423	40,678
Investment in subsidiaries	631,933	10	—	—	(631,943)	—
Investments in associated companies	2,302	—	112,519	—	(683)	114,138
Total assets	$1,366,044	$292,297	$885,856	$165,104	$(622,026)	$2,087,275

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current maturities of long-term debt	$—	$—	$495	$164	$—	$659
Accounts payable and accrued liabilities	7,139	20,634	139,204	12,795	(11,547)	168,225
Due to affiliates	—	—	2,752	1,021	(3,273)	500
Capital creditors	—	—	15,536	496	—	16,032
Total current liabilities	7,139	20,634	157,987	14,476	(14,820)	185,416

Deferred revenue	—	412	16,381	3,626	—	20,419
Other long-term liabilities	—	3,973	3,178	52	(104)	7,099
Long-term debt, net of current maturities	238,693	404,734	361	110,341	—	754,129
Total liabilities	245,832	429,753	177,907	128,495	(14,924)	967,063

Minority and noncontrolling interest	3,934	—	—	—	—	3,934

Shareholders’ equity	1,116,278	(137,456)	707,949	36,609	(607,102)	1,116,278
Total liabilities and shareholders’ equity	$1,366,044	$292,297	$885,856	$165,104	$(622,026)	$2,087,275

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2005

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Revenue:
Casino and resort revenue	$—	$—	$590,569	$81,749	$(5,494)	$666,824
Less: promotional allowances	—	—	(24,239)	—	—	(24,239)
	—	—	566,330	81,749	(5,494)	642,585
Tour operations	—	—	54,524	—	—	54,524
Management, development and other fees	—	14,436	14,496	8,823	(18,400)	19,355
Other revenue	—	—	4,810	250	—	5,060
Affiliated sales	—	—	11,394	—	(11,394)	—
	—	14,436	651,554	90,822	(35,288)	721,524

Equity in subsidiaries’ earnings	70,725	—	—	—	(70,725)	—

Cost and Expenses:
Casino and resort expenses	—	—	320,378	39,645	(14,885)	345,138
Tour operations	—	—	46,024	—	(21)	46,003
Selling, general and administrative	—	94	111,846	31,038	(6,170)	136,808
Management fee	2,980	—	9,597	1,859	(14,436)	—
Corporate expenses	10,109	10,635	20,961	626	238	42,569
Depreciation and amortization	—	17	60,329	12,946	—	73,292
Pre-opening expenses	—	—	7,674	314	(13)	7,975
UK gaming write off	—	—	3,750	7,429	—	11,179
Gain on sale of Atlantic City land	—	(1,433)	—	—	—	(1,433)
Impairment of notes receivable	27,812	—	—	—	—	27,812
	40,901	9,313	580,559	93,857	(35,287)	689,343

Income (loss) from operations	29,824	5,123	70,995	(3,035)	(70,726)	32,181

Relinquishment fees – equity in earnings of TCA	—	—	37,882	—	—	37,882

Other income (expense):
Interest income	6,261	197	8,186	422	(5,936)	9,130
Affiliated interest income	3,859	17,035	—	—	(20,894)	—
Affiliated interest expense	—	—	(20,893)	(5,937)	26,830	—
Interest expense, net of capitalization	(3,747)	(33,614)	8,152	(14,879)	1	(44,087)
Equity in earnings of associated companies	2	—	22,090	—	—	22,092
Loss on early extinguishment of debt	6,543	(14,857)	(19,598)	—	—	(27,912)
Other, net	—	—	13	—	—	13
Other expense, net	12,918	(31,239)	(2,050)	(20,394)	1	(40,764)

Income (loss) from continuing operations before income taxes and minority interest	42,742	(26,116)	106,827	(23,429)	(70,725)	29,299

Benefit (provision) for income taxes	951	18,608	(2,834)	(621)	—	16,104
Minority and noncontrolling interests	8,524	—	—	(1,710)	—	6,814
Net income (loss)	$52,217	$(7,508)	$103,993	$(25,760)	$(70,725)	$52,217

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2004

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Revenue:
Casino and resort revenue	$—	$—	$540,415	$37,945	$(5,109)	$573,251
Less: promotional allowances	—	—	(23,034)	—	—	(23,034)
	—	—	517,381	37,945	(5,109)	550,217
Tour operations	—	—	47,115	—	—	47,115
Management, development and other fees	—	17,928	11,361	9,546	(18,941)	19,894
Other revenue	—	255	3,375	229	—	3,859
Affiliated sales	—	—	10,790	—	(10,790)	—
	—	18,183	590,022	47,720	(34,840)	621,085

Equity in subsidiaries’ earnings	65,042	—	—	—	(65,042)	—

Cost and Expenses:
Casino and resort expenses	—	—	288,949	25,060	(14,329)	299,680
Tour operations	—	—	40,003	—	(9)	39,994
Selling, general and administrative	—	648	107,252	12,801	(2,367)	118,334
Management fee	1,380	—	14,983	1,565	(17,928)	—
Corporate expenses	8,906	12,274	17,264	—	157	38,601
Depreciation and amortization	—	19	54,544	4,385	—	58,948
Hurricane related expenses	—	—	3,426	—	—	3,426
Pre-opening expenses	—	—	541	3,090	(373)	3,258
Loss on damaged assets	—	—	1,194	—	—	1,194
Impairment of Atlantic City land	—	7,303	—	—	—	7,303
	10,286	20,244	528,156	46,901	(34,849)	570,738

Income (loss) from operations	54,756	(2,061)	61,866	819	(65,033)	50,347

Relinquishment fees – equity in earnings of TCA	—	—	35,909	—	—	35,909

Other income (expense):
Interest income	511	1,605	4,096	62	(1,552)	4,722
Affiliated interest income	(2,076)	18,278	—	—	(16,202)	—
Affiliated interest expense	—	—	(16,202)	—	16,202	—
Interest expense, net of capitalization	2,076	(35,966)	3,347	(7,823)	1,552	(36,814)
Equity in earnings of associated companies	439	—	7,016	—	—	7,455
Loss on early extinguishment of debt	—	—	—	(1,655)	—	(1,655)
Other, net	—	—	1,344	14	—	1,358
Other expense, net	950	(16,083)	(399)	(9,402)	—	(24,934)

Income (loss) from continuing operations before income taxes and minority interest	55,706	(18,144)	97,376	(8,583)	(65,033)	61,322

Benefit (provision) for income taxes	3,675	440	(3,949)	(581)	(9)	(424)
Minority and noncontrolling interests	8,751	—	—	(1,517)	—	7,234
Net income (loss)	$68,132	$(17,704)	$93,427	$(10,681)	$(65,042)	$68,132

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2003

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Revenue:
Casino and resort revenue	$—	$—	$525,773	$—	$(4,732)	$521,041
Less: promotional allowances	—	—	(23,579)	—	—	(23,579)
	—	—	502,194	—	(4,732)	497,462
Tour operations	—	—	40,790	—	—	40,790
Management, development and other fees	—	17,558	7,034	8,143	(17,558)	15,177
Other revenue	—	1,816	3,268	—	—	5,084
Affiliated sales	—	—	10,143	—	(10,143)	—
	—	19,374	563,429	8,143	(32,433)	558,513

Equity in subsidiaries’ earnings	71,362	—	—	—	(71,362)	—

Cost and Expenses:
Casino and resort expenses	—	(6)	284,704	—	(13,261)	271,437
Tour operations	—	—	35,420	—	(14)	35,406
Selling, general and administrative	(275)	1,184	103,436	(218)	(2,543)	101,584
Management fee	1,400	—	14,658	1,500	(17,558)	—
Corporate expenses	5,401	11,034	19,053	—	943	36,431
Depreciation and amortization	—	49	55,733	—	—	55,782
Insurance recovery	—	—	(2,819)	—	—	(2,819)
Gain on damaged assets	—	—	(2,514)	—	—	(2,514)
	6,526	12,261	507,671	1,282	(32,433)	495,307

Income (loss) from operations	64,836	7,113	55,758	6,861	(71,362)	63,206

Relinquishment fees – equity in earnings of TCA	—	—	33,960	—	—	33,960

Other income (expense):
Interest income	1,793	175	1,426	—	—	3,394
Affiliated interest income	(9,103)	18,278	(1)	—	(9,174)	—
Affiliated interest expense	—	—	(9,174)	—	9,174	—
Interest expense, net of capitalization	9,103	(36,009)	(2,358)	—	—	(29,264)
Equity in losses of associated companies	(51)	—	(269)	—	—	(320)
Gain on settlement of territorial and other disputes	1,479	—	—	—	—	1,479
Other, net	(775)	104	(15)	—	—	(686)
Other expense, net	2,446	(17,452)	(10,391)	—	—	(25,397)

Income (loss) from continuing operations before income taxes and minority interest	67,282	(10,339)	79,327	6,861	(71,362)	71,769

Benefit (provision) for income taxes	—	3,732	(3,732)	(162)	—	(162)
Minority and noncontrolling interests	—	—	—	(1,340)	—	(1,340)
Income (loss) from continuing operations	67,282	(6,607)	75,595	5,359	(71,362)	70,267

Income from discontinued operations, net of income tax effect	4,290	—	(2,985)	—	—	1,305

Net income (loss)	$71,572	$(6,607)	$72,610	$5,359	$(71,362)	$71,572

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2005

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated

Net cash provided by (used in) operating activities	$(42,757)	$323	$228,887	$(11,213)	$—	$175,240

Cash flows from investing activities:
Payments for property and equipment	—	(13)	(179,117)	(19,076)	—	(198,206)
Acquisition of land and other assets	—	—	(43,671)	—	—	(43,671)
Redemption of short-term investments, net	—	—	185,236	—	—	185,236
Repayments (advances/loans) to affiliates, net	55,761	30,869	(169,568)	42,613	—	(40,325)
Repayments from affiliates	3,150	—	10,600	—	—	13,750
Acquisition of equity interest in associated companies	—	—	(55,170)	—	—	(55,170)
Capital distribution from associated companies	—	—	7,849	—	—	7,849
Cash resulting from the initial consolidation of variable interest entities	—	—	—	1,519	—	1,519
Deferred contract acquisition costs	—	—	(813)	—	—	(813)
Proceeds from the sale of land, property and equipment	—	6,884	125	—	—	7,009
Change in restricted cash	—	—	(58,739)	—	—	(58,739)
Deposits and other	—	—	(1,205)	—	—	(1,205)
Sale of debt and equity interest in One&Only Kanuhura	340	—	—	—	—	340
Net cash provided by (used in) investing activities	59,251	37,740	(304,473)	25,056	—	(182,426)

Cash flows from financing activities:
Proceeds from issuance of debt	—	400,000	—	—	—	400,000
Borrowings	—	—	27	1,200	—	1,227
Early redemption and repayment of debt	4,847	(431,383)	413	(5,979)	—	(432,102)
Debt issuance and modification costs	—	(7,256)	(962)	—	—	(8,218)
Proceeds from exercise of share options	17,832	—	—	—	—	17,832
Repurchase of Ordinary Shares	(35,943)	—	—	—	—	(35,943)
Net cash used in financing activities	(13,264)	(38,639)	(522)	(4,779)	—	(57,204)

Increase (decrease) in cash and cash equivalents	3,230	(576)	(76,108)	9,064	—	(64,390)
Cash and cash equivalents at beginning of period	840	3,836	172,555	3,110	—	180,341
Cash and cash equivalents at end of period	$4,070	$3,260	$96,447	$12,174	$—	$115,951

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2004

	Kerzner	KINA	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated

Net cash provided by (used in) operating activities	$(398,528)	$(13,174)	$557,237	$(5,165)	$(3,856)	$136,514

Cash flows from investing activities:
Payments for property and equipment	—	(16)	(101,465)	(17,917)	—	(119,398)
Purchase of short-term investments, net	—	—	(204,309)	—	—	(204,309)
Advances/loans to affiliates	(67,000)	—	(11,626)	—	—	(78,626)
Repayments from affiliates	29,200	—	—	—	—	29,200
Acquisition of equity interest in associated companies	—	—	(69,191)	—	—	(69,191)
Cash resulting from the initial consolidation of variable interest entities	—	—	—	7,047	—	7,047
Deferred contract acquisition costs	—	—	(1,631)	—	—	(1,631)
Acquisition of land and other assets	—	—	(30,877)	—	—	(30,877)
Proceeds from the sale of land, property and equipment	—	—	233	5	—	238
Net cash used in investing activities	(37,800)	(16)	(418,866)	(10,865)	—	(467,547)

Cash flows from financing activities:
Proceeds from issuance of debt	230,000	—	—	—	—	230,000
Borrowings	—	—	5,000	112,068	—	117,068
Early redemption and repayment of debt	—	—	(5,544)	(88,535)	—	(94,079)
Debt issuance and modification costs	(5,897)	—	(4,479)	(4,393)	—	(14,769)
Proceeds from exercise of share options	40,503	—	—	—	—	40,503
Net proceeds from the issuance of Ordinary Shares	153,366	—	—	—	—	153,366
Net proceeds from the issuance of Bahamian Depository Receipts	19,053	—	—	—	—	19,053
Net cash provided by (used in) financing activities	437,025	—	(5,023)	19,140	—	451,142

Increase (decrease) in cash and cash equivalents	697	(13,190)	133,348	3,110	(3,856)	120,109
Cash and cash equivalents at beginning of period	143	17,026	39,207	—	3,856	60,232
Cash and cash equivalents at end of period	$840	$3,836	$172,555	$3,110	$—	$180,341

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2003

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(17,874)	$(8,776)	$158,080	$713	$132,143
Cash provided by discontinued operations	—	—	523	—	523
Net cash provided by (used in) operating activities	(17,874)	(8,776)	158,603	713	132,666

Cash flows from investing activities:
Payments for property and equipment	—	(14)	(50,835)	—	(50,849)
(Advances/loans) repayments to affiliates, net	(36,783)	21,991	(2,211)	—	(17,003)
Repayments from affiliates	—	—	4,950	—	4,950
Deferred contract acquisition costs	—	—	(2,115)	—	(2,115)
Deposit and purchase of land and casino license	—	—	(6,147)	—	(6,147)
Acquisition of land and other assets	—	—	(20,049)	—	(20,049)
Proceeds from the sale of land, property and equipment	—	848	251	—	1,099
Acquisition of tour operator, net of cash acquired	—	—	1,384	—	1,384
Repayment of notes receivable	13,339	—	70	—	13,409
Deposits and other	—	—	1,250	—	1,250
Sale of debt and equity interest in One&Only Kanuhura	1,464	—	—	—	1,464
Net cash provided by (used in) investing activities	(21,980)	22,825	(73,452)	—	(72,607)

Cash flows from financing activities:
Borrowings	—	—	29,600	—	29,600
Repayment of debt	—	(19)	(101,879)	—	(101,898)
Debt issuance and modification costs	—	—	(140)	—	(140)
Proceeds from exercise of share options	39,007	—	—	—	39,007
Repurchase of Ordinary Shares	(408)	—	—	—	(408)
Net cash provided by (used in) financing activities	38,599	(19)	(72,419)	—	(33,839)

Increase (decrease) in cash and cash equivalents	(1,255)	14,030	12,732	713	26,220
Cash and cash equivalents at beginning of period	1,398	2,996	26,475	3,143	34,012
Cash and cash equivalents at end of period	$143	$17,026	$39,207	$3,856	$60,232

Note 27—Subsequent Events

On March 20, 2006, the Company and an investor group which is being led by our Chairman, Solomon Kerzner, and our Chief Executive Officer, Howard B. Kerzner, announced that they have entered into a definitive agreement under which the Company would be acquired by the investor group for $76.00 in cash per outstanding Ordinary Share. The investor group also includes Istithmar, which is a significant shareholder of the Company, Whitehall Street Global Real Estate Limited Partnership 2005, Colony Capital LLC, Providence Equity Partners, Inc. and The Related Companies, L.P., which is affiliated with one of the Company’s Directors.

On March 23, 2006, a complaint was filed in Los Angeles Superior Court seeking to enjoin the sale of the Company to the investor group. The complaint purports to be a class action on behalf of the Company’s public shareholders. The complaint also names the Company and all our directors as defendants, and alleges that the defendants have breached their fiduciary duties to the Company’s public shareholders and are pursuing an unlawful plan to cash them out for grossly inadequate compensation. We intend to contest vigorously all of the claim’s allegations of improper conduct.